Form 20-F
period 2021-12-31
Nanobiotix S.A.
filed 2022-04-08
CIK 1760854

____________________________________________________________________________________________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

FORM 20-F
________________________

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December, 31 2021 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to __________ OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________
Commission File Number: 001-39777
________________________

NANOBIOTIX S.A.
(Exact name of registrant as specified in its charter)
_________________________

France
(Jurisdiction of incorporation or organization)

Nanobiotix S.A.
60 rue de Wattignies
75012 Paris, France
(Address of principal executive offices)

Mr. Bart van Rhijn
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

Ordinary shares, nominal value €0.03 per share: 34,825,872 as of December 31, 2021

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

Large accelerated filer ☐                            Accelerated filer         ☒
Non-accelerated filer ☐                            Emerging Growth Company ☒

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.Yes ☐ No ☐
______________________________________________________________________________________________
______________________________________________________________________________________________

INTRODUCTION
Unless otherwise indicated or the context otherwise requires, references in this Annual Report to “we,” “our,” “us,” “Nanobiotix”, the “Company”, or the “Group” refer to Nanobiotix S.A. and its consolidated subsidiaries.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of applicable federal securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “shall,” “should,” “will,” or the negative of these and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3D. Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to:

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

•our status as a foreign private issuer and emerging growth company and the reduced disclosure requirements associated with maintaining these statuses; and

•other risks and uncertainties, including those listed under “Item 3D. Risk Factors.”

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

Market, Industry and Other Data
Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size estimates, is based on information from independent industry analysts, third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and market, which we believe to be reasonable. In addition, while we believe the market opportunity information included in this Annual Report is generally reliable and is based on reasonable assumptions, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under “Item 3D. Risk Factors.”

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.[Reserved]

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

We have not generated significant revenues and have incurred significant operating losses since our inception. To date, our limited revenues and other income have been derived primarily from payments under our license and collaboration agreement with PharmaEngine, which terminated in March 2021 (see item 4B. Business overview - our collaboration agreements” for additional details), and research tax credits. We have not generated revenues to date from product sales or royalties, and we do not expect to generate significant revenues from product sales or royalties unless and until our product candidates are successfully commercialized following regulatory approval. We incurred net losses of €47.0 million for the year ended December 31, 2021. The amount of our future net losses will depend, in part, on the amount of our future operating expenses and the pace at which they are incurred and our ability to obtain funding through our commercialization activities, through equity or debt financings or through research grants or collaborative partnerships. As of December 31, 2021, our losses are primarily attributable to expenditures committed to developing our nanotechnology and our clinical and preclinical programs. We expect to continue to incur significant expenses and losses for the foreseeable future. We anticipate that such expenses and capital requirements will increase substantially as we:

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

The development of treatments for cancer is subject to rapid technological change. Many companies, academic research institutions, governmental agencies and public and private research institutions are pursuing the development of medicinal products, devices and other therapies that target the same conditions that we are targeting, including in some cases in the same patient populations that we are targeting. Certain companies are developing treatments to increase sensitivities of tumors to radiation and other sources of energy. Like us, these companies are pursuing various technologies that involve substances that work to destroy tumor cells from the inside without causing additional damage to surrounding healthy tissues. Any product candidates that we develop and commercialize may compete with existing therapies, as well as new therapies that may become available in the future, including therapies with a mode of action similar to that of NBTXR3.

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

The degree to which COVID-19 ultimately impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the severity, duration and geographic spread of the outbreak, potential resurgence events and the emergence of additional variant strains, the effectiveness of available vaccines (including with respect to emerging variants of COVID-19) and the effective distribution thereof, as well as the global, national and regional actions to contain the virus and address its impact. The resumption of normal business operations after interruptions caused by COVID-19 may be delayed or constrained by lingering effects of COVID-19 on us or our suppliers and third-party service providers, respectively. Even after the COVID-19 outbreak has subsided, we may experience material and adverse impacts as a result of the global economic impact of the COVID-19 outbreak.

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

As of December 31, 2021, we had cash and cash equivalents of €83.9 million. We believe our cash and cash equivalents will be sufficient to fund our operations through the second quarter of 2023. However, in order to continue our ongoing research and development efforts, pursue regulatory approval and certification, and advance our commercialization efforts, we will require substantial additional funding. Also, our operating plan, including our product candidate development plans, may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other strategic alliances and licensing arrangements, or a combination of these approaches.

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
•varying interpretations of our data by the Notified Body, FDA and other regulatory agencies; and
•the need to identify alternative clinical trial sites to replace sites originally appointed for activation in Russia and Ukraine, which sites have been suspended in light of the Russian invasion of Ukraine that commenced in February 2022.

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

We currently, and expect to continue to, depend on collaborations with public and private research institutions, including hospitals, clinics and cancer treatment centers, to conduct some of our development activities. If we are unable to enter into research collaborations with these institutions, or if any one of these institutions fails to work efficiently with us, the research, development or marketing of our product candidates planned as part of the collaboration could be delayed or cancelled. In the event a collaboration agreement is terminated or we become unable to renew the arrangement under acceptable conditions, our discovery and development activities may also be delayed.

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

We rely on a number of third parties for the conduct of clinical trials and data collection and analysis. Third-party performance failures may increase our development costs, delay our ability to obtain regulatory approval or successfully complete pre-marketing certification procedures, and delay or prevent the commercialization of our product candidates. In addition, our third-party agreements usually contain a clause limiting such third party’s liability, such that we may not be able to obtain full compensation for any losses we may incur in connection with the third party’s performance failures. Ultimately, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on third parties does not relieve us of this responsibility. While we believe that in many cases there are alternative sources to provide these services, in the event that we seek such alternative sources, we may not be able to enter into replacement arrangements without incurring delays or additional costs. Further, in the event of a default, bankruptcy or shutdown of, or a dispute with, a third party, we may be unable to enter into a new agreement with another third party on commercially acceptable terms.

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

The competent authorities of EU Member States could reconsider the classification of NBTXR3 as a medical device in the EU and decide to reclassify it as a “drug.” If our product candidates were to be classified as drugs in the EU, their clinical development would become subject to a different regulatory framework. As a result, the development and commercialization process would be longer and more costly than expected . In an effort to minimize the impact of a potential reclassification of our product candidates, we are designing our clinical development programs so as to generate clinical evidence we believe will constitute a robust scientific basis, irrespective of classification..

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

Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs, such as by limiting coverage and the amount of reimbursement for particular therapeutic treatments. Increasingly, third-party payors are requiring that healthcare companies provide them with predetermined discounts from list prices as a condition of coverage, are deploying various techniques to leverage greater discounts in competitive classes, and are challenging the prices charged for therapeutic products. In addition, in the United States, federal programs impose penalties on drug manufacturers in the form of mandatory additional rebates and/or discounts if commercial prices increase at a rate greater than the Consumer Price Index-Urban, and these rebates and/or discounts, which can be substantial, may impact our ability to raise commercial prices. Further, no uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor and product to product. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

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

In addition to further legal review of the ACA, U.S. federal and state governments are continuing to focus on the cost of health coverage, health care and pharmaceuticals although future policy or the timing of any changes remains unclear, creating significant risks for the sector. At the federal level, legislation like the Bipartisan Budget Act of 2018 (“BBA”) amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, and also increased in 2019 the percentage by which a drug manufacturer must discount the cost of prescription drugs from 50 percent to 70 percent.

In addition, both the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012 (the “ATRA”), have instituted, among other things, mandatory reductions in Medicare payments to certain providers.We cannot predict the ultimate content, timing or effect of any changes to the ACA or other federal and state reform efforts, and there can be no assurance that any such health care reforms will not adversely affect our future business and financial results.

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

In November 2017, we opened a new facility to expand our manufacturing capabilities, increase production capacity of NBTXR3 for our clinical trial needs and prepare for potential commercialization. This new facility is located in the Villejuif BioPark, a scientific research and innovation center just outside of Paris, France. We expect that the facility will expand in due course our production capacity with the aim to produce NBTXR3 for our ongoing clinical trials and our initial commercial phase. However, we have not yet manufactured significant doses of NBTXR3 at this scale and may never be successful in developing manufacturing capabilities sufficient to meet our clinical trial needs. Moreover, we may have more limited access to raw materials and other components necessary for the manufacturing of our product candidates than third-party manufacturers, who may have more established relationships with suppliers, greater financial resources than us, and/or the ability to leverage purchasing scale for more efficient pricing of raw materials. Our manufacturing facilities could be affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures, regulatory issues and numerous other factors that could prevent us from realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our business.

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

To date, we have the right to CE mark, and therefore to commercialize only one of our product candidates, Hensify®, the brand name for NBTXR3 for the treatment of locally advanced STS. This does not mean any of our other product candidates will receive approval for commercialization or that Hensify® will receive approval for commercialization in any other jurisdictions. In addition, even though we received approval for Hensify® and even if we receive additional approvals to commercialize any of our product candidates in the EU, the United States or elsewhere, we will need to gain the approval of the medical community, care prescribers and third party payors in order to achieve commercial success. Despite the fact that we have successfully completed all the regulatory steps allowing us to commercialize Hensify® in the EU, we have not yet undertaken any commercialization activities. Following evaluation of the results from Study 102 and NANORAY-312, we intend to undertake a strategic review and to determine where we believe we are best positioned to pursue commercialization, including our commercialization strategy with respect to Hensify®.

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

As of December 31, 2021, we had 100 full-time employees and we expect to increase our number of employees and expand the scope and location of our operations. To manage our anticipated development, expansion and incurrence of additional expenses, including the development and potential commercialization of our product candidates, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Members of our management team may need to divert a disproportionate amount of their attention away from their day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

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

As a public company in both the United States and France, we incur significant legal, accounting and other compliance expenses. In the United States, we are subject to the Exchange Act, including the reporting requirements thereunder, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, certain Nasdaq corporate governance requirements and other applicable securities laws, rules and regulations. Compliance with these laws, rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an emerging growth company.
Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by our management on our internal control over financial reporting, and will, in the future, be required to provide an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include this attestation report on internal control over financial reporting issued by our independent registered public accounting firm. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of complying with Section 404 will significantly increase and management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will further increase our costs and expenses. If we fail to implement the requirements of Section 404 in the required timeframe, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Furthermore, if we are unable to conclude that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ADSs could decline, and we could be subject to sanctions or investigations by regulatory authorities. Failure to implement or maintain effective internal control systems required of public companies could also restrict our future access to the capital markets. In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time consuming.

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

Healthcare providers, physicians and others will play a primary role in the recommendation, and the incorporation into treatment regimes, of our products, if approved and duly CE-marked. Our business operations in the United States and our arrangements with clinical investigators, healthcare providers, consultants, third-party payors and patients expose us to broadly applicable federal and state fraud and abuse and other healthcare laws. These laws may impact, among other things, our research, proposed sales, marketing and education programs of our product candidates that successfully complete applicable pre-marketing regulatory requirements. Restrictions under applicable U.S. federal, state and foreign healthcare laws and regulations include, but are not limited to, the following:

•the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and wilfully soliciting, offering, receiving or providing remuneration, including any kickback, bribe or rebate, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;
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
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, which impose certain requirements on covered entities, including certain healthcare providers, health plans and healthcare clearing houses, and their business associates, individuals and entities that perform functions or activities that involve individually identifiable health information on behalf of covered entities, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
•the laws and regulations relating to the protection of personal data, and in particular Regulation (EU) 2016/679 of April 27, 2016, or the General Data Protection Regulation (“GDPR”), which imposes strict requirements on activities that involve the processing of “personal data” (i.e., any information relating to an identified or identifiable natural person), as well as any national implementing law. For example, the GDPR requires the following non-exhaustive requirements: data processing activities must be justified by a legal basis, data subjects must be informed of the characteristics of the processing of their personal data, adequate security measures must be implemented, contractual relationships with data processors and transfers of personal data outside of the EU must be formalized and performed in compliance with data protection rules, data controllers must hold and maintain up to date records of data processing activities, data privacy impact assessments must be performed under certain circumstances, and personal data breaches must be notified. In 2019, a GDPR gap analysis was carried out by external experts on our behalf and we are in the process of implementing the most critical actions suggested to us to be taken;
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

•payment of damages, potentially treble damages, if we are found to have wilfully infringed a party’s patent rights;
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

The trading price of our ADSs may fluctuate substantially. The trading price of our ADSs depends on a number of factors, including those described in this “Item 3D. Risk Factors”, many of which are beyond our control. Such fluctuations in the market price and demand for our ordinary shares or ADSs may occur regardless of, and unrelated to, our actual operating performance, which may limit or prevent holders from readily selling their securities and may otherwise negatively affect the liquidity of our ordinary shares or ADSs. In addition, pharmaceutical, biotechnology and nanomedicine companies, in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

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

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with accounting standards applicable in France. In addition, payment of dividends may subject us to additional taxes under French law. See “Item 10B. Memorandum and Articles of Association” for further details on the limitations on our ability to declare and pay dividends. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

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

As of December 31, 2021, we had 34,825,872 ordinary shares outstanding. Outstanding shares held by our affiliates, including our supervisory board members and executive board members, may be publicly sold in accordance with the requirements of Rule 144 under the Securities Act, including the volume and manner of sale requirements of that rule. All outstanding ADSs held by non-affiliates may be resold without restriction.

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

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our ADSs less attractive because we rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) December 31, 2025; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. Once we cease to be an emerging growth company, we may continue to avail ourselves of the accommodations available to us as a foreign private issuer for so long as we qualify as such.

We previously identified a material weakness in our internal control over financial reporting. We may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting, and as a result, investor confidence in us and the value of our common stock could be materially and adversely affected.

As a public company in the United States, we are required to establish and maintain internal control over financial reporting. Pursuant to Section 404(a) of the Sarbanes-Oxley Act we are required to furnish a report by our management that assesses our internal control over financial reporting as of year-end in our Annual Reports on Form 20-F, commencing with an initial report as of December 31, 2021, which is included in this Annual Report.

Prior to the issuance of our interim financial statements as of and for the six months ended June 30, 2021, a deficiency, which constituted a material weakness in our internal control over financial reporting, was identified. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A material adjustment was made to our interim financial statements as of and for the six months ended June 30, 2021 prior to their issuance which resulted from a deficiency in the controls over the evaluation of certain contracts and the related accounting. The identified deficiency related to the timing of the recognition of expenses associated with new contracts signed with certain contract research organizations for one of our clinical trials. Specifically, we made advance payments that were recorded as expenses of the period instead of prepaid expenses (which in turn inappropriately increased the R&D expenses). Consequently, a material weakness was disclosed in connection with the reporting of our interim financial statements. This material weakness did not result in material adjustments, or restatements, of our audited consolidated financial statements or disclosures for any prior period previously reported by us.

During the year ended December 31, 2021, we remediated the identified material weakness in internal control over financial reporting identified above. Under the supervision of management and the oversight of our Audit Committee, Under supervision of management and the oversight of our Audit Committee, the Company increased its internal control personnel, strengthened the necessary skills for employees involved in internal control over financial reporting, implemented a more robust data collection system and enhanced reporting processes, including more detailed accounting analyses at time of contract execution next to engaging independent specialists to modernize and perform certain internal control functions.

If we are unable to maintain an effective system of internal control over financial reporting, the reliability of our financial reporting, investor confidence in us and the value of our common stock could be materially and adversely affected. In addition, we may discover other control deficiencies in the future, and we cannot assure you that we will not have a material weakness in future periods.

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
•under French law, (a) any non-French citizen, (b) any French citizen not residing in France, (c) any non-French entity or (d) any French entity controlled by one of the aforementioned persons or entities may have to file a declaration for statistical purposes with the Bank of France (Banque de France) within 20 business days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our share capital or voting rights or cross such 10% threshold. See “Item 10B. Memorandum and Articles of Association;”
•under French law, certain investments in any entity governed by French law relating to certain strategic industries (such as research and development in biotechnologies and activities relating to public health) and activities by individuals or entities not French, not resident in France or controlled by entities not French or not resident in France are subject to prior authorization of the Ministry of Economy; see “Item 10B. Memorandum and Articles of Association;”
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
•in the event where certain ownership thresholds would be crossed, a number of disclosures should be made by the relevant shareholder and can impose certain obligations; see “Item 10B. Memorandum and Articles of Association;” and
•transfers of shares shall comply with applicable insider trading rules and regulations, and in particular with the Market Abuse Directive and Regulation dated April 16, 2014.

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
•exposure to local or regional economic or political instability, war or other armed conflicts, such as the Russian invasion of Ukraine that commenced in February 2022, and other threatened or actual acts of terrorism and security concerns in general;
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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of our executive board members or supervisory board members are residents or citizens of the United States, we could lose our foreign private issuer status. As of December 31, 2021, approximately 19% of our outstanding ordinary shares are held by U.S. residents.

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

Although not free from doubt, we do not believe that we were a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2021. However, it is not yet known whether we will be a PFIC for the taxable year ending December 31, 2022 or in subsequent taxable years. If we are determined to be a PFIC for any taxable year, there may be adverse U.S. federal income tax consequences to U.S. holders (as defined in the section of this Annual Report titled “Item 10E. Taxation—Material U.S. Federal Income Tax Considerations”).

A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income.

Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Although not free from doubt, we do not believe that we were a PFIC for the taxable year ended December 31, 2021. However, it is not yet known whether we will be a PFIC for the taxable year ending December 31, 2022 or in subsequent taxable years. The determination of PFIC status is fact-specific, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Our status as a PFIC depends on the composition of our income (including whether reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) and the composition and value of our assets. The value of our assets may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may fluctuate substantially. Our status as a PFIC may also depend in part upon how quickly we utilize the cash proceeds from our U.S. Offering (and the cash proceeds from other fund-raising activities) in our business.

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

In the context of the ongoing COVID-19 pandemic, the Decree (décret) n°2020 892 dated July 22, 2020, as amended by the Decree (décret) n°2020-1729 dated September 28, 2020 and by the Decree (décret) n°2021-1758 dated December 22, 2021, has created a new 10% threshold of the voting rights applicable until December 31, 2022 for the non-European investments in listed companies, in addition to the 25% above-mentioned threshold for certain activities.

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

For more details on the French foreign investment control regime see “Item 10B. Memorandum and Articles of Association.”

General Risk Factors

We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected, which could hurt our business, lessen investor confidence and depress the market price of our securities.

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a U.S. public company, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. Pursuant to Section 404(a) of the Sarbanes-Oxley Act, we are required to furnish an annual report by our management on our internal control over financial reporting, commencing with this Annual Report for the year ended December 31, 2021. The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit and finance committee be advised and regularly updated on management’s review of internal control over financial reporting.

Our compliance with applicable provisions of Section 404 requires that we incur substantial accounting expense and expend significant management attention and time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an emerging growth company, which may extend until December 31, 2025.

If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the requirements of the Sarbanes-Oxley Act, our business and reputation may be harmed. Moreover, if we are not able to comply with the applicable requirements of Section 404 in a timely manner, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Furthermore, if we are unable to conclude that our internal control over financial reporting is effective or if deficiencies in our internal control over financial reporting that are deemed to be material weaknesses are identified, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ADSs could decline, and we could be subject to sanctions or investigations by the SEC, Nasdaq or other regulatory authorities. Failure to implement or maintain effective internal control systems required of public companies could also restrict our access to the capital markets. The occurrence of any of the foregoing would also require additional financial and management resources.

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

We were founded as a spin-off from the State University of New York, Buffalo in 2003. Team members at Nanobiotix, including our founder, Laurent Levy, have nearly two decades of experience developing Nanobiotix’s technology and we believe we are a pioneer and leader in the field of nanomedicine. We have built an integrated, multidisciplinary team that combines expertise in physics, biology and medicine. Our corporate headquarters and manufacturing facilities are located in Paris, France, with U.S. operations in New York City, New York and Cambridge, Massachusetts.

Our capital expenditures and additions to intangible assets for the years ended December 31, 2019, 2020 and 2021 together amounted to €0.9 million, €0.08 million and €1.6 million, respectively. These expenditures primarily consisted of the manufacturing line implementation and offices expansion. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2022 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made in France, where our research and development facilities are currently located.

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

B. Business Overview

We are a clinical stage biotechnology company focused on developing first-in-class product candidates that use our proprietary nanotechnology to transform cancer treatment by increasing the efficacy of radiotherapy.

Our lead product candidate, NBTXR3, is an aqueous suspension of functionalized, crystalline hafnium oxide nanoparticles designed for injection directly into a malignant tumor and is activated by radiotherapy (“RT”). When exposed to ionizing radiation, NBTXR3 amplifies the localized intratumor killing effect of that radiation and may also prime adaptive immune response and create long-term anti-cancer memory. NBTXR3 is designed to enhance the overall efficacy of radiotherapy without resulting in additional side effects on the surrounding healthy tissues. Given the physical mechanism of action, we believe that NBTXR3 could be developed as a tumor-agnostic treatment targeting all solid tumors that are treated with radiotherapy and across therapeutic combinations, including immune checkpoints inhibitors.

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

Our pioneering approach uses nanophysics to bring a physical mode of action to destroy cancer cells. Unlike traditional chemotherapies or biologics, NBTXR3 has a broadly applicable mechanism of action that we believe to have the potential to be used in the treatment of all solid tumor types in conjunction with radiotherapy. The nanoparticles have a high electron density, which allows a tumor that contains NBTXR3 to absorb more energy than could otherwise be absorbed by the cancer cells alone. This controlled concentration of energy leads to greater localized cancer cell destruction. When exposure to radiation ceases, the nanoparticles return to their inactive, inert state. However, the subsequent effect of improved physical cell destruction may allow for a greater exposition of tumor antigens in the microenvironment. Preclinical data and early data from our ongoing clinical studies both suggest that NBTXR3 activated by radiation therapy may allow for the priming of the immune system. This priming effect, if validated through further clinical testing, may be due to the activation of complex causal mechanisms, referred to as pleiotropic biological pathways, and increased exposition of antigens resulting in the activation of a patient’s own immune cells to destroy cancer cells in the body. We believe that NBTXR3’s novel mechanism of action and effect, when activated, on the tumor microenvironment could enable better local control of tumors and may potentially enhance systemic control of tumors.

We believe that NBTXR3’s mode of action could improve outcomes for patient populations across all solid tumors that may be treated with radiotherapy alone or in combination with other therapeutic agents. These patient populations represent a significant market opportunity for NBTXR3. Moreover, we believe NBTXR3 could bring new opportunities to patients with cancers that cannot currently be treated with radiotherapy because of the radiosensitivity, or other characteristics, of the tissues near the tumor. The three most advanced indications for which we have announced positive clinical trial results are locally advanced STS (for which we can already legally commercialize NBTXR3 in the EU), locally advanced head and neck cancers (for which the FDA has granted Fast Track designation for the treatment of elderly patients ineligible for platinum-based chemotherapies, the patient population for our global Phase III clinical trial) and liver cancers.

We achieved a major proof-of-concept milestone for NBTXR3 with the completion of our randomized, controlled Phase II/III clinical trial in the EU for the treatment of patients with locally advanced STS of the extremities and trunk wall. Our Phase II/III clinical trial achieved its primary endpoint showing approximately twice as many STS patients who received NBTXR3 plus radiotherapy achieved a pathological complete response, which is defined as less than 5% residual viable cancer cells in the tumor, compared to patients who received radiotherapy alone. This difference was statistically significant and served as the basis to obtain the right to legally commercialize the product in the EU. In April 2019, we completed the regulatory process for the CE mark of NBTXR3, thereby allowing the product to be commercialized in the 27 EU countries for the treatment of locally advanced STS of the extremity and chest wall. We are currently preparing to conduct Study 401 (MS01_1), a post-registrational trial that will continue evaluating the safety and efficacy of NBTXR3, now approved for commercial sale for the treatment of locally advanced STS in the EU under the brand name, Hensify®, and provide patients with access to the product.

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

In 2018, we concluded an initial dose escalation phase of Study 102 Escalation, our Phase I clinical trial in elderly patients with locally advanced head and neck cancers who are ineligible for chemotherapy or intolerant to cetuximab, a patient population that is typically treated with radiotherapy alone. In Study 102 Escalation, nine out of the 16 evaluable patients who received NBTXR3 plus radiotherapy achieved a complete response according to RECIST 1.1, the response evaluation criteria in solid tumors, a set of published rules that define whether tumors in cancer patients have improved, stayed the same or worsened during treatment. Of the seven patients who received radiation plus the two highest doses of NBTXR3 and who were alive at the 12- month cut-off date, five of seven patients were still alive at 24 months following treatment. Patients who received NBTXR3 in this trial also have not experienced any serious adverse events associated with treatment. Based on these encouraging results, we commenced Study 102 Expansion, a Phase I expansion study to obtain additional preliminary efficacy data.

We presented updated clinical results from Study 102 Expansion at the 2021 Annual Meeting of the American Society for Radiation Oncology (“ASTRO”) in October 2021 showing a median Overall Survival (“mOS”) of 18.1 months and a median Progression Free Survival of (“mPFS”) of 10.6 months in the evaluable population (n=41), with a cut-off date of September 3, 2021. Investigator-assessed response rates remained consistent with previously reported results from the dose escalation and dose expansion study, showing a best observed target (injected) lesion ORR of 85.4%, and a best observed target lesion CRR of 63.4% at a median follow up of 9.5 months. These best observed target lesion response rates include one patient recorded by the principal investigator of the study as an unconfirmed complete response. NBTXR3 administration remained feasible and well-tolerated. A total of eight Grade 3-4 NBTXR3-related AEs were observed in eight patients, representing 1.3% of all AEs. Of these AEs related to NBTXR3, five SAEs were observed including dysphagia, sepsis, soft tissue necrosis, stomatitis, and tumor hemorrhage. One death from sepsis occurred, which the investigator assessed as possibly related to NBTXR3, radiotherapy, and cancer. See “—Our Clinical Programs—Locally Advanced Head and Neck Cancers—Dose Expansion Results.” A review of data as of the February 22, 2022 cut off date from Expansion Study 102 shows median overall survival (mOS) of 23 months in evaluable patients (n=44) demonstrating continued improvement relative to the analysis presented at ASTRO 2021 and consistent with data reported from the dose escalation phase of Study 102.

We are conducting NANORAY-312, a global Phase III clinical trial for elderly patients with squamous cell carcinoma who are ineligible for platinum-based chemotherapy. The first clinical sites for NANORAY-312 were activated in Europe during the fourth quarter of 2021, with the first patient being randomized in January 2022. We expect activation and enrollment at U.S.sites and Asian sites, through our collaboration partner LianBio, to begin in 2022.

Alongside our core NBTXR3 development program, we are also pursuing a robust development program to study the use of radiotherapy-activated NBTXR3 in combination with immune checkpoint inhibitors across several solid tumor indications. In recent years, significant attention has been focused on the potential of immuno-oncology treatments, and in particular, checkpoint inhibitors. Checkpoint inhibitors are a type of immunotherapy that function to block proteins that stop the immune system from attacking cancer cells. In doing so, they enable the patient’s T cells to recognize cancer cells that would otherwise be invisible to immune attack. However, many tumors exhibit little or no response to checkpoint inhibition (these tumors are referred to as “cold” tumors). Our preclinical and early clinical results suggest that NBTXR3 plus radiotherapy may prime the immune response, thereby rendering otherwise cold tumors more prone to recognition by the patient’s immune system (making them “hot tumors”) and therefore potentially more responsive to I-O treatments such as checkpoint inhibitors.

As part of our checkpoint inhibitor combination development program, we are conducting Study 1100, a Phase I basket trial for NBTXR3 in combination with the anti-PD-1 checkpoint inhibitors nivolumab (Opdivo) or pembrolizumab (Keytruda) in patients with LRR or R/M HNSCC or with lung or liver metastases from any primary cancer that is eligible for anti-PD-1 therapy. We presented updated clinical results from Study 1100 at ASTRO’s Annual Meeting in October 2021. We believe that these early results suggest that NBTXR3 has the potential to increase the proportion of patients that respond to immune checkpoint inhibitors, and we have commenced initial discussions with regulatory authorities regarding the potential registration pathway, for this immunotherapy combination. In early 2022, we amended the Study 1100 protocol to add an expansion phase in three cohorts, including two cohorts focused on R/M HNSCC patients that are either naïve to anti-PD-(L)-1 therapy or resistant to prior anti-PD-(L)-1 therapy and combining other eligible patients with lung and/or liver metastasis from anti-PD-(L)-1 resistant advanced cancers into a third cohort. See “Business—Our Clinical Programs—HNSCC, Lung Metastasis or Liver Metastasis” for additional detail. As part of our clinical collaboration with MD Anderson, we plan to evaluate NBTXR3 in combination with various checkpoint inhibitors (anti-PD-1, anti-PD-L1 and anti-CTLA-4) in patients across several indications, including inoperable, locally advanced head and neck cancer, R/M HNSCC, advanced solid tumors, and metastatic lung or liver cancer.

As of December 31, 2021, NBTXR3 has been administered to approximately 300 patients. Given Nanobiotix’s focus areas, and balanced against the scalable potential of NBTXR3, we have engaged in a strategic collaboration strategy with large and reputable partners to expand development of the product candidate in parallel with our priority development pathways, as discussed under the caption “—NBTXR3 Development Pipeline” below. In 2018 we entered into a broad, comprehensive clinical research collaboration with MD Anderson to sponsor several Phase I and Phase II studies in the United States to evaluate NBTXR3 across tumor types and therapeutic combinations, with a total of approximately 340 patients expected to be enrolled across these clinical trials. Five clinical trials under this collaboration—a Phase I study in patients with locally advanced or borderline resectable pancreatic cancer, a Phase I study in patients with esophageal cancer, a Phase I study in patients with non-small cell lung cancer and two Phase II studies in patients with head and neck cancer in combination with anti-PD-1—have commenced enrollment. In May 2021, we entered into a collaboration agreement with LianBio to develop and commercialize NBTXR3 in key countries in Asia, including Mainland China, Taiwan and South Korea, pursuant to which LianBio has undertaken to contribute to enrollment in up to five global registrational studies for NBTXR3.

We were founded as a spin-off from the State University of New York, Buffalo in 2003. Team members at Nanobiotix, including our founder, Laurent Levy have nearly two decades of experience developing Nanobiotix’s technology and we believe Nanobiotix to be a pioneer and leader in the field of nanomedicine. We have built an integrated, multidisciplinary team that combines expertise in physics, biology and medicine. We believe that its unique expertise in nanotechnology will provide its stakeholders with opportunities to expand its product pipeline and to advance the development of its product candidates, either on its own or in collaboration with third parties. Our corporate headquarters and manufacturing facilities are located in Paris, France, with U.S. operations in New York City, New York and Cambridge, Massachusetts.

NBTXR3 Development Pipeline
As a result of nearly two decades of experience developing our technology, and our broad collaboration with MD Anderson, we have a robust development pipeline. The chart below highlights ongoing and planned clinical trials portfolio, including those that are under Nanobiotix’s collaboration with MD Anderson. Nanobiotix is currently in discussions with MD Anderson to determine the indications for the remaining trials. Additional detail regarding Nanobiotix’s most advanced clinical trials is provided under the section “Business—Our Clinical Programs.”
*NANORAY-312, a global Phase III clinical trial for elderly patients with locally-advanced head and neck cancer who are ineligible for platinum-based (cisplatin) chemotherapy, is being activated in Europe and the United States initially as a Phase III trial. We activated the first clinical sites for NANORAY-312 in Europe in the fourth quarter of 2021, with the first patient randomized in January 2022. We expect U.S. activation and enrollment at U.S. sites and Asian sites (through LianBio) to begin in 2022. For its evaluation of NANORAY-312, the FDA has accepted the available data from Study 102 Escalation. NBTXR3 for the treatment of locally advanced head and neck cancers received Fast Track designation from the FDA in February 2020.
† LianBio has been granted development and commercialization rights for NBTXR3 in key countries in Asia. In addition, certain NBTXR3 clinical trials conducted by our former collaborator, PharmaEngine, are currently being conducted in Asia and are in the process of being concluded or terminated. See “Business—Our Collaboration Agreements—PharmaEngine” for additional details.
* Phase I/II Study initiated by former partner, PharmaEngine. In conjunction with the termination of the license and collaboration agreement, PharmaEngine will implement the early termination and wind-down of this clinical trial in accordance with good clinical practice guidelines. The trial will be deemed completed when all enrolled patients have reached “end-of-study” and PharmaEngine issues a final study report.

The anticipated clinical milestones discussed in the pipeline chart above, and in this Annual Report generally, are subject to the potential impact of the COVID-19 pandemic on Nanobiotix’s business and may be delayed as a result. The COVID-19 pandemic has caused some delays in the review of data and enrollment in studies. Despite these delays, Nanobiotix’s overall development plan continues, prioritizing head and neck cancer and immuno-oncology. The COVID-19 pandemic has not negatively impacted our liquidity and/or funding sources. For more information about the ways in which we have been, and may be, impacted by COVID-19, please the section titled “Risk Factors”.

Our Strategy

The goal of Nanobiotix is to become a leader in the biotechnology industry, based on the systematic combination of NBTXR3 and radiotherapy, either alone or in further combination with immuno-therapies or chemotherapies, in the treatment of solid tumors. The key elements of this strategy include the following:

•Complete the development of, and satisfy applicable EU and U.S. regulatory requirements for, NBTXR3 for the treatment of locally advanced head and neck cancers. Based on encouraging results from Study 102 Escalation, Nanobiotix is conducting Study 102 Expansion to collect additional preliminary efficacy data. Updated clinical results from Study 102 Expansion were presented at ASTRO’s Annual Meeting in October 2021 showing a mOS of 18.1 months and a mPFS of 10.6 months in the evaluable population (n=41). As of the September 3, 2021 data cut-off, there were 41 evaluable patients in the Study 102 Expansion. Investigator-assessed, response rates remained consistent with previously reported results from the dose escalation and dose expansion study, showing a best observed target (injected) lesion ORR of 85.4%, and a best observed target lesion CRR of 63.4% at a median follow up of 9.5 months. These best observed target lesion response rates include one patient recorded by the principal investigator of the study as an unconfirmed complete response. NBTXR3 administration remained feasible and well-tolerated. A total of eight Grade 3-4 NBTXR3-related AEs were observed in eight patients, representing 1.3% of all AEs. Of these AEs related to NBTXR3, five SAEs were observed including dysphagia, sepsis, soft tissue necrosis, stomatitis and tumor hemorrhage. Of the SAEs, one death from sepsis occurred, which the investigator assessed as possibly related to NBTXR3, radiotherapy, and cancer. See “Business—Our Clinical Programs—Locally Advanced Head and Neck Cancers—Dose Expansion Results.” A review of data as of the February 22, 2022 cut off date from Expansion Study 102 shows median overall survival (mOS) of 23 months in evaluable patients (n=44) demonstrating continued improvement relative to the analysis presented at ASTRO 21 and consistent with data reported from the dose escalation phase of Study 102. We commenced NANORAY-312, a global Phase III clinical trial for elderly patients with locally advanced head and neck squamous cell carcinoma who are ineligible for platinum-based chemotherapy, randomizing the first patient in January 2022. In the United States, NBTXR3, classified as a drug, was granted Fast Track designation from the FDA in February 2020 for the treatment of locally advanced head and neck cancers, which Nanobiotix believes could allow for expedited clinical development. Nanobiotix expects approximately 500 patients to be enrolled in this global Phase III trial, including up to 100 patients to be enrolled by LianBio. The initial readout will be based on event-driven progression-free survival (“PFS”), and the final readout will be based on overall survival (“OS”). A futility analysis is expected approximately 18 months after the first patient is randomized, and the interim analysis for PFS superiority is expected approximately 30 months after first patient randomization. The final analysis will report on PFS and OS.

•Establish NBTXR3 as a complementary product to immune checkpoint inhibitors. Nanobiotix is conducting, and continues to further develop a global I-O development program to explore the use of NBTXR3 as a complement to immune checkpoint inhibitors across several solid tumor indications. In preclinical studies, NBTXR3 activated by radiation therapy in combination with immune checkpoint inhibitors demonstrated potential to convert checkpoint inhibitor non-responders into responders, provide better local and systemic control and increase survival. Nanobiotix is conducting Study 1100, a Phase I basket trial of NBTXR3 in combination with anti-PD-1 checkpoint inhibitors in patients with LRR or R/M HNSCC or with lung or liver metastases from any primary cancer eligible for anti-PD-1 therapy. Updated clinical results were presented from ongoing Study 1100 at ASTRO’s Annual Meeting in October 2021. Nanobiotix believes that these updated results suggest that NBTXR3 could benefit this patient population with the potential to increase the proportion of patients that respond to immune checkpoint inhibitors, and discussions have been initiated with regulatory authorities regarding the potential registration pathway for this immunotherapy combination. In early 2022, we amended the Study 1100 protocol to add an expansion phase in three cohorts, including two cohorts focused on R/M HNSCC patients that are either naïve to anti-PD-(L)-1 therapy or resistant to prior anti-PD-(L)-1 therapy and combining other eligible patients with lung and/or liver metastasis from anti-PD-(L)-1 resistant advanced cancers into a third cohort. See “Business—Our Clinical Programs—HNSCC, Lung Metastasis or Liver Metastasis” for additional detail. In addition, pursuant to its collaboration with MD Anderson, Nanobiotix is planning to evaluate NBTXR3 in combination with various checkpoint inhibitors (anti-PD-1, anti-PD-L1, and anti-CTLA-4) across several cancer indications.

•Expand the opportunity for NBTXR3 as a treatment for solid tumor indications. Nanobiotix believes that NBTXR3’s physical mode of action could make it broadly applicable across a multitude of solid tumor indications. In addition to head and neck cancers and STS, Nanobiotix intends to continue to develop and pursue NBTXR3 for other indications, and has already gathered data from clinical trials in liver cancers in the EU, prostate cancer in the United States, and rectal cancer in Taiwan. In December 2018 Nanobiotix entered into a collaboration with MD Anderson as part of which Nanobiotix intends to conduct multiple clinical trials in the United States to evaluate NBTXR3 plus radiotherapy, either alone or in further combination with immuno-therapies or chemotherapies, across several cancer types. If Nanobiotix is able to demonstrate the applicability of NBTXR3 to solid tumor cancers in its current and planned clinical trials, Nanobiotix believes it would be able to increase the addressable patient population of NBTXR3 to encompass a significant portion of the patients who receive radiotherapy as part of their solid tumor cancer treatment.

•Complete post-approval trials for NBTXR3 for the treatment of locally advanced STS in the EU. Following positive results from our Phase II/III clinical trial in April 2019, NBTXR3 became the first ever radioenhancer to have a CE mark, allowing it to be commercialized for the treatment of locally advanced STS under the brand name Hensify®. Nanobiotix is currently preparing a post-marketing Study, (MS01_01 - also referred as Study 401) to continue evaluating acute and long-term safety, feasibility and efficacy in this population.

•Build an effective clinical development program and establish a global commercial infrastructure for NBTXR3. Nanobiotix has conducted clinical trials involving multiple therapeutic areas throughout the United States and the EU, in which more than 400 physicians have been involved. In addition, Nanobiotix’s global medical science liaison team has consulted closely with a number of physicians, hospitals, clinics, and cancer treatment centers in the United States and key European markets to better understand their needs as clinicians and institutions and to tailor NBTXR3 accordingly. Nanobiotix plans to focus our commercialization and marketing efforts for NBTXR3 in Europe and the United States, subject to the grant of any marketing authorization by, among others, health regulatory agencies. Nanobiotix has entered into an agreement with LianBio for the development and potential commercialization of NBTXR3 in key countries in Asia. Nanobiotix retains development and commercialization rights to NBTXR3 in all other geographies, and may develop and commercialize NBTXR3 in other specific regions, independently or through collaboration agreements.

Current cancer treatment options and limitations

In general, there are four commonly used cancer treatment methods: surgery, radiotherapy, chemotherapy and targeted therapies, in which drugs target specific molecules of the tumor tissue. These treatments may be used individually or in combination with one another.

Surgery remains the primary method for the eradication of solid cancers that are discovered at an early stage. Surgery aims to remove not only the tumor from the body, but also a ring of surrounding healthy tissues (referred to as the surgical margin), to try to ensure that all cancer cells are removed. Surgery may not be a viable option based on a patient’s health or the characteristics of the patient’s cancer. For example, when a patient’s cancer has spread, or metastasized, surgery alone may not be adequate to remove the cancer. When surgery is an option, it is often combined with radiotherapy or chemotherapy either before the surgery, in an effort to try to reduce the size of the tumor so that it is easier to remove with clean margins, or after the surgery, in an effort to eliminate residual cancer cells.

Radiotherapy is the administration of ionizing radiation, which are high-energy particles or rays such as X-rays, gamma rays, electron beams or protons, to destroy or damage cancer cells by blocking their ability to grow, divide and multiply. Radiotherapy is delivered over a period of several days to several weeks at a specific dose. Typically, patients receive a fraction of the dose per day. The duration and dosage of radiotherapy are based on the standard of care specific to the cancer indication.

Radiotherapy is typically measured in grays (‘‘Gy’’), a unit of ionizing radiation dose with one Gy representing the absorption of one joule of energy per kilogram. In developed countries with access to radiotherapy, approximately 60% of all cancer patients will receive radiotherapy at least once, either alone or as a part of the more complex treatment protocol.

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

In addition, the I-O treatment approach has emerged as an option for cancer treatment. The I-O treatment approach is a relatively new approach to fighting cancer that does not directly target the tumor, but instead aims to stimulate and activate the patient’s own immune system, allowing it to recognize cancer cells and destroy them. I-O treatments have demonstrated efficacy broadly in the treatment of many types of cancer, including among others leukemia, melanoma, lung cancer, prostate cancer, skin cancer, cancer of the digestive system, gynecological cancer and renal cancer. However, not all patients may benefit from I-O therapy. I-O therapy may be ineffective when a patient’s tumor is “cold”, meaning that the cancer either has not been recognized or has not provoked a strong enough response by the patient’s immune system. The challenge remains to find new ways to turn a cold tumor into a hot tumor—one that will be responsive to I-O treatment approaches.

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

Our NBTXR3 technology

We are exploring the potential for nanotechnologies to provide solutions to unmet therapeutic needs in oncology. Our pioneering approach uses nanophysics to bring a physical mode of action to destroy cancer cells from within. When used in conjunction with radiotherapy, our NBTXR3 nanoparticles increase the absorption of the administered radiation, thereby magnifying and focusing the dose locally within a malignant tumor, but without causing incremental damage to surrounding healthy tissues. In magnifying the effect of the radiation, we believe our NBTXR3 technology improves the benefit-risk ratio of radiotherapy for patients.

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

The following image is a transmission electron micrograph of a cross-section slice of a tumor with nanoparticles after injection.

Clustered 50 nm Nanoparticles in Cytoplasm

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

NBTXR3 Nanoparticles Amplifying the Effect of Radiation
Mode of Action of NBTXR3 Nanoparticles

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

Stage 3: Subsequent Action in the Cells
The destructive effect of free radicals is amplified and localized by the radiation-activated nanoparticles, which generate a controlled concentration of energy within the tumor. Ionizing radiation can be applied to the nanoparticles repeatedly because they return to their inactive, inert state after each exposure to radiation. Multiple courses of radiotherapy can be administered to a tumor that has received a single injection of our nanoparticles.

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

Overview of NBTXR3

NBTXR3, a sterile aqueous suspension of crystalline hafnium oxide nanoparticles, is administered through a single image-guided local injection directly into the tumor prior to radiotherapy. In our clinical trials, the dosage of injected NBTXR3 is based on a percentage of the baseline tumor volume and is determined during the initial phase of the respective clinical trial for different indications. NBTXR3 nanoparticles have a negative-charge surface coating, which allows them to interact with the surface of the tumor and accumulate inside the tumor cells. NBTXR3 is designed to render the targeted tumor more operable or help destroy it completely.

NBTXR3 can easily be incorporated into the current standard of care in radiotherapy. Hospitals and medical facilities where radiotherapy is delivered do not need any new equipment or to otherwise make significant capital investments in new technology in order to treat patients with NBTXR3.

We are currently prioritizing the development of NBTXR3 in the United States and the EU for the treatment of head and neck cancers, although we are also studying, or have studied, NBTXR3 across a broad range of indications, including locally advanced soft tissue sarcoma, primary and secondary liver cancers, prostate cancer, pancreatic cancer, esophageal cancer and non-small cell lung cancer. We believe NBTXR3 has the potential to treat all solid tumors where radiotherapy can be used. We have also observed that NBTXR3 activated by radiotherapy could modulate the antitumor immune response, supporting the rationale for its use as an in situ cancer vaccine, potentially in combination with I-O treatments. With respect to our I-O development program, the initial cancer indications for NBTXR3 in combination with immuno-oncology therapies - and, in particular, checkpoint inhibitor combinations - are head and neck cancers (including recurrent / metastatic head and neck squamous cell carcinoma) as well as lung and liver metastases from any primary cancer eligible for anti-PD-1 therapy.

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

In December 2018, we entered into a large-scale comprehensive NBTXR3 clinical collaboration with MD Anderson. The collaboration is expected to support multiple clinical trials with NBTXR3 for use in treating several cancer types—including head and neck, pancreatic, lung, esophageal cancers—and is expected to involve approximately 340 patients. The first clinical trial under our collaboration with MD Anderson in patients with locally advanced or borderline resectable pancreatic cancer dosed its first patient in September 2020 while the second clinical trial in patients with esophageal cancer dosed its first patient in January 2021. The third clinical trial under this collaboration for non-small cell lung cancer amenable to re-irradiation was activated in February 2021. The fourth and fifth clinical trials for inoperable LRR HNSCC (I-O program) and R/M HNSCC (I-O program) were activated in March 2021 and April 2021, respectively. The R/M HNSCC clinical trial dosed its first patient in July 2021. Each of these five clinical trials is open and enrolling patients, although two of the trials have experienced slower recruitment and enrollment than planned as a result of the COVID-19 pandemic. The sixth planned clinical trial, in advanced solid tumors with lung or liver metastasis, is in the early stages of the regulatory review process, and the co-development with MD Anderson of additional clinical trials is ongoing. See “Business—Our Collaboration Agreements—Other Collaborations—NBTXR3 Clinical Collaboration with MD Anderson” for further detail regarding the terms of the collaboration.

In May 2021, we entered into an exclusive license and collaboration agreement with LianBio for the development and commercialization of NBTXR3 in key parts of Asia—Mainland China, Macau, Hong Kong, Thailand, Taiwan, South Korea and Singapore. LianBio has committed to enrolling patients in the Territory in NANORAY-312 as well as four additional registrational studies that we intend to conduct across indications and therapeutic combinations.

In August 2012, we entered into an exclusive license and collaboration agreement with PharmaEngine for the development and commercialization of NBTXR3 in the Asia Pacific region. In March 2021, we and PharmaEngine mutually agreed to terminate the agreement. Three NBTXR3 clinical trials conducted by PharmaEngine were conducted in Asia and we expect data to be available during 2022.
See “Our Collaboration Agreements” for additional details.

Refer to the paragraph titled “NBTXR3 Development Pipeline” above for our ongoing and planned clinical trials, including those being undertaken and contemplated by MD Anderson, our principal collaboration partner.

Locally advanced soft tissue sarcoma

Background and Opportunity

Soft tissue sarcomas (“STSs”) are rare cancers that develop in different types of soft tissues, including muscles, joint structures, fat, nerves and blood vessels. Although STS can develop at any anatomic site, it occurs in the extremities (arms and legs) in approximately 60% of cases. The American Cancer Society estimates that in 2020 in the United States, approximately 13,130 patients were diagnosed with STS, and approximately 5,350 STS patients died from this cancer. In the EU, over 23,000 patients are diagnosed with STS each year. The National Cancer Institute estimates that the five-year survival rate for STS patients is approximately 65%. Median overall survival for patients with advanced, metastatic STS is estimated to be 18–19 months. Radiotherapy followed by surgery is part of the typical treatment regimen for patients with non-metastatic advanced, resectable STS of the extremities in Europe.

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

Phase II/III Trial Design

Following the positive results of our Phase I trial described below, we commenced a Phase II/III trial for EU registration (Study 301), which we also refer to as the Act.In.Sarc trial, to measure the anti-tumor activity of preoperative NBTXR3 activated by radiotherapy, as compared to radiotherapy alone, in patients with locally advanced STS. The Act.In.Sarc trial was conducted at more than 30 sites worldwide, including 23 sites in Europe and seven sites in the Asia-Pacific region. The Phase II/III clinical trial was completed outside of Asia in 2018, and the Phase III trial in the Asia-Pacific region was completed by PharmaEngine in the first half of 2021.

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

The primary endpoint of the Phase II/III trial was an increase in the pathological complete response rate of intratumoral injection of NBTXR3 activated by external beam radiation therapy (“EBRT”), as compared against EBRT alone. The primary endpoint was evaluated, in accordance with European Organisation for Research and Treatment of Cancer guidelines, by a centralized group of pathologists who were blinded to the arm of treatment. The secondary endpoints were to evaluate the safety profile of NBTXR3 activated by radiotherapy and compare the rate of tumor surgery with R0 margins (meaning no remaining cancer cells could be seen microscopically within a widely accepted margin after resection), the percentage of tumor necrosis/infarction, limb amputation rates and tumor response as measured by RECIST 1.1.

Results

Pathological complete response rate

The trial achieved its primary endpoint, with 16.1% of patients in the NBTXR3 arm having a pathological complete response (defined as less than 5% of residual viable cancer cells in the tumor) compared to 7.9% of patients in the control arm. The difference was statistically significant, with a p-value of 0.0448. A p-value, or probability value, cited in figures in the Annual Report as “p”, is the likelihood of finding the observed, or more extreme, outcome (e.g., a significant difference in terms of response for patients receiving NBTXR3 plus radiotherapy relative to patients receiving radiotherapy alone) when a baseline outcome is assumed to be true (e.g., patients receiving NBTXR3 plus radiotherapy and patients receiving radiotherapy alone both having an equal response). A p-value of less than or equal to 0.05 is generally considered to demonstrate statistical significance, meaning that one would accept the observed outcome as reasonable evidence to not accept the baseline outcome.

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

Safety profile similarity between NBTXR3 and control arms
Similar safety profiles were observed in the NBTXR3 arm and the control arm, including the rate of postsurgical wound complications. NBTXR3 did not impair the patients’ ability to receive the planned dose of radiotherapy (“RT” in the table below). In the NBTXR3 arm, 7.9% of patients experienced grade 3-4 acute immune reactions, which were manageable and of short duration. Further, NBTXR3 showed a good local tolerance in patients and did not have any impact on the severity or incidence of radiotherapy-related AEs. The tables below summarize selected contemporaneous safety information gathered as part of the trial, which is the date that was submitted in connection with the regulatory process for the CE mark of NBTXR3.

The trial results were presented in October 2018 at the European Society for Medical Oncology (“ESMO”) 2018 Congress and the American Society for Radiation Oncology 60th Annual Meeting and subsequently published online in the peer-reviewed journal The Lancet Oncology in July 2019.

Based on these trial results, in April 2019, we completed the regulatory process for the CE mark of NBTXR3, thereby allowing the product to be commercialized for the treatment of locally advanced STS of the extremities and trunk wall under the brand name Hensify® in the 27 EU countries.

Long-term patient follow-up is currently ongoing to evaluate the time-to-local / distant recurrence and local / distant recurrence rates at 12 and 24 months. At the 2021 Annual Meeting of ASCO, we reported on long-term safety of NBTXR3 in patients treated in the Act.In.Sarc trial. As evaluated by several patient- and physician-reported methods, the long-term safety evaluation did not identify any negative impact on patient quality of life or long-term morbidity from NBTXR3.

In light of our current development priorities, we do not presently intend to pursue commercialization for NBTXR3 for the treatment of locally advanced STS of the extremities and trunk wall in additional jurisdictions. We are currently preparing a post-registrational trial (Study 401 (MS01_1)) that will continue evaluating the safety and efficacy of

Hensify® and still provide patients with access to the product. Based on the expected timing of discussions with regulatory authorities regarding the planned protocol and impact of the COVID-19 pandemic on clinical development timelines, launch of Study 401 (MS01_1) in Europe is expected in 2023.

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

Locally advanced head and neck cancers

Background and Opportunity

Squamous cell carcinoma of the head and neck cancers constitute more than 95% of head and neck cancers and include cancers of the oral cavity, tongue and oropharynx, a part of the throat, larynx and hypopharynx. These structures play a critical role in a human’s ability to swallow, eat, breathe and speak. The American Cancer Society estimates that in 2020 in the United States, approximately 53,260 patients will be diagnosed with oral or oropharyngeal cancer and approximately 10,750 patients will die from the cancer. According to 2018 estimates by the Global Cancer Observatory, part of the World Health Organization’s International Agency for Research on Cancer, around 890,000 patients are diagnosed globally each year with head and neck cancer. The five-year survival rate for patients with oral and oropharyngeal cancer is approximately 65%. These cancers represent a major public health concern.

Cisplatin-based chemotherapy in combination with concomitant definitive radiation is the standard treatment for locally advanced head and neck cancers in both the United States and the EU which cannot be resected or for patients who refuse surgery. However, it is often not an option for elderly or frail patients who are unable to endure the physical strain inherent in chemoradiation treatment. The alternative treatment to chemoradiation is cetuximab in combination with radiotherapy, but its efficacy is less well established in elderly patients. These patients are estimated to account for approximately 25% of patients with head and neck cancers. In data presented at the Multidisciplinary Head and Neck Cancers Symposium 2020, elderly patients treated with radiotherapy alone or radiotherapy in combination with cetuximab had a median PFS of 7.3 months. Elderly patients with locally advanced tumors who receive radiation only also generally have limited OS expectancy (median of 12 months following diagnosis, based on our review and sub-group analysis of scientific literature relating to head and neck cancers) and typically experience poor quality of life, as they have limited therapeutic options and a high unmet medical need and are largely underrepresented in existing clinical trials.

The following table summarizes data from certain published scientific literature relating to head and neck clinical trials evaluating radiotherapy combined with the identified chemotherapies:

Abbreviations: HPV (human papillomavirus); OPSCC (oropharyngeal squamous cell carcinoma); ECOG (a standardized measure–ranging from 5 to 0–of a patient’s level of functioning in terms of his/her ability to care for him/herself, carry out daily activity and engage in physical ability; a lower score means the patient is better able to function); KPS (a standardized measure–ranging from 0 to 100–of a patient's level of functioning in terms of his/her ability to care for himself/herself, carry out daily activity and engage in physical ability; a higher score means the patient is better able to function).

This historical literature is presented solely to illustrate the current market opportunity arising from existing application of the standard treatment—chemotherapies in combination with concomitant radiation—for patients with locally advanced head and neck cancers. Because of the unique design of such studies applied to specific patient populations, no comparison with any of our clinical trials is possible and none should be inferred from this background data.

Phase III Registration Trial Design (“NANORAY-312”)

In February 2020, we submitted to the FDA for review the NANORAY-312 protocol for a global Phase III clinical trial in elderly patients with locally-advanced head and neck cancer who are ineligible for platinum-based (cisplatin) chemotherapy. The study is ongoing. First clinical sites for NANORAY-312 were activated in Europe during the fourth quarter of 2021, with the first patient being randomized in January 2022. We expect U.S. sites and Asian sites (through LianBio’s activities) activation and enrollment to begin in 2022.

The clinical trial will be a controlled randomized (1:1) two-arm global registration trial including elderly head and neck cancer patients who are ineligible for platinum-based (cisplatin) chemoradiotherapy. Patients in the control arm will receive definitive radiation therapy versus patients in the treatment arm who will receive NBTXR3 activated by definitive radiation therapy. In both arms cetuximab addition would be allowed as per investigator’s choice. The trial is expected to be conducted at more than 150 sites worldwide and approximately 500 patients will be randomized.

The primary endpoint of the study is the PFS and the key secondary endpoint is the OS. The study is designed to demonstrate a superiority of NBTXR3 activated by radiation therapy over control on PFS with a statistical power of 89% and on OS with a statistical power of 80% (hazard ratio of at least 0.692 and 0.75 for PFS and OS, respectively). An interim analysis aiming to demonstrate superiority of NBTXR3-containing arm over control on PFS and on OS is planned. In addition, overall response rate, safety and quality of life will be evaluated as secondary endpoints.

A futility analysis is expected at approximately 18 months after the first patient is randomized, the interim analysis for PFS superiority is expected at approximately 30 months after first patient randomization, and the final analysis at approximately 48 months. In the event of clinically meaningful PFS improvement in the planned interim analysis with no detrimental OS effect having been observed, a submission requesting accelerated approval of NBTXR3 in the United States for this indication will follow (≥ 6 months PFS difference). A median PFS of 9 months and median OS of 12 months is expected in the control arm with an expected positive Hazard Ratio (NBTXR3/control) of 0.75 for the NBTXR3 arm. The Hazard Ratio is a measure of the risk of a particular event occurrence in one group compared to another group, over time. For example, a Hazard Ratio of 0.75 indicates that risk of death is reduced by one fourth in the treatment arm as compared to the control arm.

NANORAY-312 will utilize four stratification factors: (i) Investigator’s choice (cetuximab addition or not), (ii) HPV status (HPV-positive oropharynx versus other), (iii) modified Charlson Comorbidity Index, or mCCI score at screening (2 to 3 versus ≥ 4) and (iv) region (North America & Western Europe versus Rest of World).

The Charlson Comorbidity Index (CCI) measures the burden of disease and predicts mortality in various diseases. The CCI encompasses 19 medical conditions, each weighted according to its impact on mortality. The mCCI further integrates the patient’s age as an additional scoring information to the CCI.

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
Patients’ Best Response in Study 102 Escalation Locally Advanced Head and Neck Cancers Trial

Dose Expansion Results

Phase I Expansion.

As of January 2022, 56 patients were treated in the expansion cohort of which 44 were confirmed to be evaluable, one additional patient is ongoing but is not yet evaluable. Therefore, patient accrual was completed and recruitment is closed. Ongoing patients on the study will be followed up for safety, response, PFS and OS for a minimum of 12 months after treatment completion.

The most recent updated efficacy and safety results from the ongoing Study 102 Expansion were presented at the Annual Meeting of ASTRO in October 2021. As of the September 3, 2021 cut-off date, 54 patients had received NBTXR3 and 41 patients were evaluable for objective tumor response. The expansion cohort utilizes the highest dose level (22%) from Study 102 Escalation in order to potentially strengthen preliminary efficacy data from that initial escalation phase. Evaluability in Study 102 Expansion was determined based on the patient receiving at least 80% of the intended intratumoral dose of NBTXR3, at least 60 Gy of radiotherapy, and the required imaging to assess the target lesion at baseline and at least once post treatment. In the evaluable patient population, the median overall survival was 18.1 months, and the median progression free survival was 10.6 months. Among the 21 patients with best observed overall response of complete response, six patients died for non-oncologic reasons and only one died from disease progression. The median overall survival was not reached at the cut-off date (mean follow up of 16.1 months). Investigator-assessed response rates remained consistent with previously reported results from the dose escalation and dose expansion study, showing the primary tumor objective response rate according to RECIST 1.1, as per investigator assessment, was 85.4% (35 out of 41 patients), consisting of 26 patients with primary tumor complete response (63.4%) and 9 patients with primary tumor partial response (22.0%). The other six patients were considered to have primary tumor stable disease. One patient, identified in the chart below as having stable disease (as noted with a double asterisk), was recorded by the principal investigator on the electronic case report form (“eCRF”) as having achieved an unconfirmed complete response of the injected lesion, and we have included this patient in the 63.4% primary tumor complete response rate and the 85.4% primary tumor objective response rate. Because many of the patients are early in their follow-up, there is potential for the rate of complete response to improve with the passage of time, as seen in the dose escalation part. Median follow up as of September 3, 2021 was 9.5 months since administration of NBTXR3.

Based on an assessment under the mCCI, the patient population in the Study 102 Expansion is at higher risk of early death than the global elderly head and neck cancer population.

In head and neck cancer, an mCCI ≥ 4 is correlated with higher risk of death relative to the broader population.
In the Study 102 Expansion “all patients treated” population (54 patients, including 13 non-evaluable patients), mOS was 14.1 months, and median PFS was 9.4 months. Among the “all patients treated” population, 63% of all patients, and nine out of the 13 non-evaluable patients included in the survival analysis, had an mCCI of four or more — an mCCI score associated with a risk of early death (defined as death within 180 days after initiation of treatment), which is two to three times the prevalence of high mCCI in the overall LA-HNSCC population that has been reported in the literature (Zumsteg ZS, et al. Cancer 2017; 123: 1345-53). Of the 13 non-evaluable patients, two were still pending evaluability assessment and of the 11 remaining, seven had early occurring death (within 180 days after initiation of treatment). In contrast, in evaluable patients the mOS that was reached was 18.1 months as of the September 3, 2021 cut-off, suggesting the observed mOS in all treated patients could be related to the high number of non-evaluable patients and a higher mCCI score observed in this subgroup which may reflect a higher risk for early death as compared to lower mCCI scores.

Among evaluable patients with oropharyngeal head and neck cancer with negative HPV status, objective response rate of the target lesion was 100% (12 out of 12 patients), consisting of eight patients with complete response (66.7%) and four patients with partial response (33.3%). In the subgroup composed of oropharyngeal head and neck cancer patients with positive HPV status, objective response rate, as per investigator’s assessment, of the target lesion was 100% (10 out of 10 patients) consisting of nine patients with complete response (90%) and one patient with partial response.

Final results might differ from what has been reported at ASTRO’s Annual Meeting in October 2021.

The following chart shows the best observed target lesion response from baseline of each of the 41 evaluable patients as of September 3, 2021.

Patients’ Best Observed Target Lesion Response by RECIST 1.1 as per Investigator Assessment in Study 102 Expansion Locally Advanced Head and Neck Cancers Trial (Evaluable Population: N=41)

Target lesion longest dimension change from baseline (%)
50
0
-50
-100
SD
PR
CR
**
*
*
*
PD
SD
PR
CR

* unconfirmed complete response
** CR as per investigator

The following charts show the survival of the 41 evaluable patients and the 54 patients in the "all patients treated” population as of September 3, 2021.
Kaplan Meier Curve of Survival in Study 102 Expansion Locally Advanced Head and Neck Cancers Trial

Kaplan Meier Curve of Progression Free Survival in Study 102 Expansion Locally Advanced Head and Neck Cancers Trial

NBTXR3 has continued to be well tolerated in Study 102 Expansion. Five SAEs related to NBTXR3 were observed across five patients: one Grade 4 tumor hemorrhage (also related to radiotherapy), one Grade 3 stomatitis (also related to radiotherapy), one Grade 3 soft tissue necrosis (also related to radiotherapy), one Grade 4 dysphagia (also related to radiotherapy) and one Grade 4 sepsis (also related to radiotherapy and disease). Of the SAEs, one death from sepsis occurred, which the investigator assessed as possibly related to NBTXR3, radiotherapy, and cancer.
The AEs and SAEs are set forth in the graph below.

A review of data as of the February 22, 2022 cut off date from Expansion Study 102 shows median overall survival (mOS) of 23 months in evaluable patients (n=44) demonstrating continued improvement relative to the analysis presented at ASTRO 21 and consistent with data reported from the dose escalation phase of Study 102.

Immuno-Oncology (“I-O”) Program Trials

In recent years, significant attention has been focused on the potential of I-O treatments to treat cancer patients, and in particular, with the approval of first checkpoint inhibitors anti-CTLA4 (ipilimumab) and anti-PD(L)1 (such as pembrolizumab, nivolumab, durvalumab, or atezolizumab). Checkpoint inhibitors are a type of immunotherapy that function to block proteins that stop the immune system from attacking cancer cells. In doing so, they enable the T cells to recognize cancer cells that would otherwise be invisible to immune attack. However, many cancers, which are often referred to as “cold” tumors, exhibit little or no response to checkpoint inhibition.

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

Recently, significant interest has been focused on the possibility of achieving improved response rate across cancers using various therapies in combination with I-O. The figures below show data from a non-exhaustive selection of published scientific literature relating to clinical trials evaluating I-O treatments in combination or alone for the treatment of head and neck cancer in I-O naïve and I-O non-responder patients.

Outlook of Best Percentage Change from Baseline in HNSCC Trials
(Literature Data)

PD-1 Non-Responders (“NR”) Trials

PD-1 Naïve Trials

This foregoing historical data survey is presented solely to illustrate the current market opportunity arising from existing application of available I-O treatments—in combination or alone—for head and neck cancer patients that are either naïve or non-responder patients. Because of the unique design of such studies applied to specific patient populations, no comparison with any of our clinical trials is possible and none should be inferred from this background data.

Supporting Rationale for I-O Treatment Approach

We believe that NBTXR3 activated by radiotherapy in combination with immune checkpoint inhibitors has the potential to unlock the potential of I-O treatments by converting checkpoint inhibitor non-responders into responders and is being explored in multiple settings.

Our preclinical and early clinical trial results suggest that NBTXR3-enhanced radiotherapy may prime the immune response, thereby rendering otherwise cold tumors more prone to recognition by the patient’s immune system and therefore more responsive to I-O treatments such as checkpoint inhibitors. This effect is also referred to as causing a “cold” tumor to become “hot.”

In preclinical experiments, we observed NBTXR3 activated by radiotherapy kill more cancer cells in vitro than radiotherapy alone, leading to the release of a greater number of tumor-associated antigens. In addition, in in vitro experiments performed on different human cancer cell lines, we observed NBTXR3 activated by radiotherapy enhance the expression of markers of immunogenic cell death, as well as activation of the cGAS-STING pathway (a component of the immune system that detects tumor-derived DNA and generates intrinsic anti-tumor immunity). These results suggest that NBTXR3 activated by radiotherapy could modulate the immunogenicity of the cancer cells.

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

In March 2021, researchers from our collaborator, MD Anderson, shared preclinical data in a poster presentation at the American Association of Cancer Research (AACR) Virtual Special Conference on Radiation Science and Medicine. This study examined NBTXR3 activated by radiotherapy in combination with anti-PD-1 along with TIGIT and LAG3 inhibitors in an in vivo anti-PD-1 resistant mouse model (344SQR). The data showed that the combination therapy of NBTXR3 + radiotherapy + anti-PD-1 + anti-LAG3 + anti-TIGIT (Combo therapy) significantly promoted the proliferation activity of CD8+ T cells, improved local and distant tumor control, and increased survival rate. The anti-tumor efficacy of this Combo therapy was heavily dependent on CD4+ and CD8+ T cells. The data showed that the cured mice maintained significantly higher percentages of memory CD4+ and CD8+ T cells, as well as stronger anti-tumor immune activities than control, and the cured mice from the groups treated with the Combo therapy were immune to reinjections of tumor cells. Further, in this preclinical study, the Combo therapy augmented anti-tumor response in both irradiated and unirradiated (abscopal) tumors.

Together, these data suggest that NBTXR3 activated by radiotherapy could be able to modulate the anti-tumor immune response and transform the tumor into an in situ vaccine, which prompted the initial development of our I-O program.

Development in I-O

We are conducting, and continue to further develop, a global I-O development program to explore the use of NBTXR3 as a complement to immune checkpoint inhibitors across several solid tumor indications.

The Study 1100, a Phase I basket trial of NBTXR3 in combination with anti-PD-1 checkpoint inhibitors in patients with R/M HNSCC or with lung or liver metastases from any primary cancer eligible for anti-PD-1 therapy, is ongoing. A clinical study protocol amendment was submitted to the FDA at the start of 2022, to include three expansion cohorts of up to 35 patients each, in order to evaluate the safety and efficacy of the combination in patients with either R/M HNSCC which failed a prior PD-(L)1 treatment (cohort 1), or in R/M HNSCC patients that are PD-1 naive (who have never received I-O treatment before) (cohort 2) or in patients with selected solid tumors (non-HNSCC cohort 3) resistant to prior PD-(L)1 treatment.

In addition, pursuant to our collaboration with MD Anderson, we are planning to evaluate NBTXR3 in combination with various other checkpoint inhibitors (anti-PD-1, or anti-PD-L1) across several cancer indications. There are currently three clinical trials contemplated as part of our I-O program under the MD Anderson collaboration. The first two trials are currently enrolling patients, a Phase II trial in the reirradiation setting of NBTXR3 combined with pembrolizumab for inoperable, locoregionally recurrent or second primary HNSCC, and a Phase II trial for NBTXR3 for recurrent/metastatic HNSCC patients with limited PD-L1 expression or refractory to PD-1 blockade on combination with pembrolizumab. The third, a randomized Phase I/II trial for NBTXR3 combined with an anti-PD-1 or PD-L1 +/- RadScopal™ in patients with advanced solid tumors and lung or liver metastases, is in the protocol development stage. We are conducting, and continue to further develop, a global I-O development program to explore the use of NBTXR3 as a complement to immune checkpoint inhibitors across several solid tumor indications.
I-O Program—HNSCC, Lung Metastasis or Liver Metastasis

Phase I Basket Trial Design (“Study 1100”)

We initiated a Phase I prospective, multi-center, open-label, non-randomized clinical trial evaluating the safety and efficacy of NBTXR3 activated by radiation therapy combined with anti-PD-1 checkpoint inhibitors (nivolumab or pembrolizumab). The trial is being conducted in two consecutive phases: dose escalation followed by dose expansion. The Dose Escalation part of the trial includes three patient populations:

•patients with locoregional recurrent (LRR) or recurrent and metastatic (R/M) head and neck squamous cell carcinoma (HNSCC) amenable to irradiation of the head and neck (HN) field that are anti-PD-1 therapy naïve or nonresponsive to an anti-PD-1 therapy (“HNSCC Cohort”),
•patients with lung metastases from any primary cancer eligible for anti-PD-1 therapy (“Lung Cohort”) or
•patients with liver metastases from any primary cancer eligible for anti-PD-1 therapy.

The Dose Expansion part of the trial has the following treatment cohorts, which were introduced through a protocol amendment in early 2022:

•Locoregional recurrent and/or metastatic HNSCC and that are resistant to a prior anti-PD-1/L1 therapy with at least one lesion located in either HN region, lungs or liver, amenable for intratumoral injection and irradiation.

•Locoregional recurrent and/or metastatic HNSCC naïve to anti-PD-1/L1 therapy and eligible for an anti-PD-1 therapy with at least one lesion located in either HN region, lungs or liver amenable for intratumoral injection and irradiation.

•Lung or liver or soft tissue metastases of primary tumor originating from either NSCLC, malignant melanoma, HCC, RCC, urothelial cancer, cervical cancer or TNBC that are resistant to a prior anti-PD-1/L1 therapy and eligible for anti-PD-1 therapy with at least one lesion located in either soft tissue, lungs or liver that could be injected intratumorally and irradiated.

The trial’s main objective is to determine the recommended Phase II dose of NBTXR3 activated by radiotherapy in combination with an anti-PD-1. The trial is ongoing and is being conducted at up to 20 sites in the United States; we intend to enroll a total of approximately 141 evaluable patients in the trial.

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

Results

We presented updated clinical results from ongoing Study 1100 at the 2021 ASTRO Annual Meeting in October 2021. As of the September 3, 2021 cut-off date, 21 patients received NBTXR3 and/or radiotherapy, with 16 patients evaluable for tumor response. Five patients were unevaluable (two patients died with no post-treatment scans, one patient had no post-baseline scan and two patients did not receive at least 80% of NBTXR3).

The updated results suggest that NBTXR3 administration has been feasible and well-tolerated in all patients currently enrolled in Study 1100. Through the cut-off date, six SAEs were observed which were identified as related to NBTXR3 or the injection procedure in 4 patients, and which included facial paresis, lymphocyte count decrease, weight decrease, hyperglycemia, pneumonitis and soft tissue necrosis. No injection and/or NBTXR3 related AEs of grade 3 or more were reported in the lung metastasis cohort and no injection and/or NBTXR3 related AEs of grade 3 or more were reported at dose level 33%. No injection and/or NBTXR3 related SAE nor death was observed in the lung metastasis and the liver metastasis cohorts. One patient in the HNSCC Cohort died from pneumonitis, approximately 2 months post-NBTXR3 injection, related to anti-PD-1 and possibly related to NBTXR3.

Regardless of prior anti-PD-1 exposure (i.e., I-O Naïve and I-O non-responders), in target lesion (injected and non-injected), best objective response rate was 56% and best disease control rate (patients with CR, PR, or SD) was 94%. Best objective overall response rate was 50% and best overall disease control rate was 81%. This preliminary data suggests a correlation between the local and systemic response in both anti-PD-1-naïve and post-anti-PD-1-failure patients irrespective to the tumor origin in patients receiving NBTXR3 in combination with radiation therapy and anti-PD-1. Details for best observed responses for the 16 evaluable patients currently enrolled in Study 1100 are set forth in the following charts:

Best Observed Target Lesion Response as per Investigator Assessment based on RECIST 1.1

Note: Patient B, that has been previously included in the efficacy population, is now excluded due to a change of evaluability definition. This patient, despite being treated with a lower dose of NBTXR3, had a best objective response of partial response in both all target lesions and overall assessed by RECIST 1.1.

In addition, for three patients who exhibited prior resistance to anti-PD-1, a potential abscopal effect was observed. Specifically, improved control of the disease was observed in two patients (I and L) with highly progressive disease (PD on anti-PD-1 within six months of therapy), where both patients achieved best observed response of stable disease on a non-target, non-irradiated lesion. Reversed resistance was observed in one patient (C) where the patient achieved best observed response of complete response in non-target, non-irradiated lesion. Furthermore, one patient (G) with a liver metastasis from a Stage IV HNSCC with prior secondary resistance, showed a delayed and confirmed response that has deepened over time with a best observed response of complete response, suggesting a potential long term immune response.

While the observations with respect to these three patients (I, L and C) may indicate the potential of NBTXR3 in combination with anti-PD-1 checkpoint inhibitors to induce an abscopal effect or, in the case of patient G, a systemic immune response, and support further evaluation of such potential responses, in light of the small number of enrolled patients and because certain local lesions in both the I-O naïve and I-O non-responder patients potentially received low-dose radiation due to their vicinity to target treatment areas, such data should not be interpreted as statistically significant evidence of any result.

The charts below present preliminary response data for Study 1100 in the "all patients treated" population, which comprises 21 patients, including 5 non-evaluable patients.

All Target Lesions Response per Investigator Assessment Based on RECIST 1.1
(All Patients Treated: n=21)

Although Study 1100 data is preliminary and based on a small patient population, we believe these results suggest potential for NBTXR3 activated by radiation therapy to improve treatment outcomes for patients by increasing the proportion of patients that respond to immune checkpoint inhibitors. Recruitment in Study 1100 remains ongoing.

With respect to the 14 anti-PD-1 non-responders included in the “all patients treated” population, the following chart provides additional information regarding (i) the time elapsed between prior anti-PD-1 IO treatment and injection with NBTXR3 and (ii) the time elapsed between the NBTXR3 injection and the last survival status, date of last visit, or date of death, as applicable:

T; Pembro; 2° NR
C; Pembro; 2° NR
G; Pembro; 2° NR
B; Pembro; 2° NR
D; Nivo; 1° NR
R; Pembro; 2° NR
S; Nivo; 2° NR
I; Pembro; 1° NR
H; Pembro; 1° NR
L; Pembro; 1° NR
P; Pembro; 1° NR
E; Pembro; 1° NR
U; Pembro; 1° NR
Q; Pembro; 1° NR
Time between prior IO treatment and NBTX-R3 injection (pre-study data)
Time between NBTX-R3 injection and date of last survival status, date of last visit, or date of death
Progression with prior IO treatment
Death
0
6
12
18
24
30
Months

For this non-responder population, which includes both patients with primary resistance and secondary resistance to anti-PD-1, median time alive, including pre-Study 1100 anti-PD-1 administration and subsequent to enrollment in Study 1100 was 17.02 months.

Liver cancers

Background and opportunity

According to the World Health Organization, liver cancer is currently the fourth most common cause of cancer death in the world and is estimated to have caused over 830,180 deaths in 2020. The American Cancer Society estimated that in 2021 in the United States, 42,230 people would be diagnosed with liver cancer and 30,230 patients would die of the disease. In Europe, an estimated 47,000 patients die of liver cancer each year. The five-year survival rate for patients with localized liver cancer is approximately 31%; once the cancer has spread to other organs or tissues, this survival rate drops to approximately 3%.

Two types of liver cancer are hepatocellular carcinoma (“HCC”), the most common type of liver cancer, and secondary liver cancer, or liver metastasis, which occurs when cancer from another part of the body spreads to the liver. Surgical resection is often not an option for patients with either HCC or liver metastasis. Moreover, because patients suffering from HCC or liver metastases typically have underlying liver dysfunction and concomitant malignancies, local and systemic treatment options are few in number, with significant limitations. Stereotactic body radiation therapy (“SBRT”)—a high-precision radiation therapy, delivered as high-energy dose fractions—is a prevalent alternative therapy that has been shown to improve outcomes for these patients, as third-party clinical trials have observed a direct correlation between higher doses of radiation and increased survival rates. However, SBRT dosage is limited due to potential toxicity to surrounding tissues and the need to preserve liver function. Our clinical trial described below evaluated NBTXR3 in patients with liver cancers in need of an alternative treatment, when standard care protocols either could not be used or did not exist. By increasing the absorption of the administered SBRT dose within the tumor itself, without causing additional damage to surrounding healthy tissues, and causing more effective tumor destruction, we believe NBTXR3 can improve prognoses for this patient population.

Phase I/II trial design (“Study 103”)

We completed Phase I of a Phase I/II clinical trial to evaluate the use of NBTXR3 activated by SBRT in liver cancers. The Phase I trial was conducted at six sites in the EU. For this dose escalation phase of the clinical trial, we recruited 23 patients, divided in two subgroups: patients with primary liver cancer (HCC) and patients with secondary liver cancer (liver metastases).

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

Results from the Phase I part of Study 103 showed feasibility of injection at each of the five tested dose levels (10%, 15%, 22%, 33% and 42%) with no leakage to surrounding healthy tissues. One SAE of bile duct stenosis was deemed to be related to NBTXR3 and no dose-limiting toxicities were observed. The recommended Phase II dose (RP2D) has been set at 42%. In 11 patients evaluable for efficacy, early data showed a target lesion objective response rate of 90.9% in evaluable HCC patients and a target lesion objective response rate of 71.4% in evaluable patients with liver metastasis.

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

Pancreatic cancer (MD Anderson acting as sponsor of this Trial)
Background and opportunity

Pancreatic cancer is a rare, deadly disease. Worldwide, there were 495,773 new cases in 2020. Given that surgery with R0 resection (i.e., macroscopically complete tumor removal with negative microscopic surgical margins) remains the only hope for long-term survival, clinical trials have investigated various neoadjuvant strategies—wherein patients receive anti-cancer drugs or radiation prior to surgery—to increase the surgery-eligible population while also increasing the R0 resection rate. According to the American Cancer Society, for all stages of pancreatic cancer combined, the five-year relative survival rate is 10%.

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
Phase I Trial Design

The trial is an open-label, single-arm, prospective Phase I study consisting of two parts: (i) dose-escalation to determine the RP2D and (ii) expansion at RP2D.

The patient population will include adults (age ≥ 18 years) with BRPC or LAPC that are radiographically non-metastatic at screening, having received between two to six months of chemotherapy prior to trial enrollment and that have not previously received radiation therapy or surgery for pancreatic cancer. The number of participants enrolled will be determined based on the maximum number required to establish the RP2D. Up to 24 subjects will be enrolled, including a maximum of twelve subjects with LAPC for the dose-finding part. Twelve additional subjects with either LAPC or BRPC will be enrolled for the RP2D expansion. The first patient was dosed in this trial in September 2020. The objectives of the study are the determination of the incidence of dose-limiting toxicity, the maximum tolerated dose and will lead to finding the RP2D.

Lung cancer (MD Anderson acting as sponsor of this Trial)
Background and opportunity

According to the World Health Organization, lung cancer is currently the most common cause of cancer death in the world and is estimated to have caused over 1.7 million deaths in 2020. According to the American Cancer Society, in 2021 it is estimated that there will be approximately 235,760 new cases of lung cancer diagnosed in the United States. It is estimated that in the United States there will be approximately 131,880 deaths from lung cancer in 2021. Non-small cell lung cancer (“NSCLC”) is the most common type of lung cancer, accounting for 84% of all lung cancer diagnoses. The five-year relative survival rate for NSCLC at all stages was 25%.
Phase I Trial Design (“Study 2020-0123”)

The trial is an open-label, two-cohort, prospective Phase I study consisting of two parts: (i) a radiation therapy safety lead-in, and NBTXR3 activated by radiation therapy dose-finding to determine the RP2D, and (ii) expansion at RP2D with toxicity monitoring.

The patient population will include adults (age ≥ 18) with inoperable LRR NSCLC stage IA to IIIC that are radiographically non-metastatic at screening and have previously received definitive radiation therapy. The number of participants enrolled will be determined based on the maximum number required to establish the RP2D. Cohort 1 will evaluate the safety of intensity-modulated radiation therapy (“IMRT”) monotherapy in 10 patients using an approach similar to a 3+3 design. If 45 Gy in 15 fractions is deemed safe, cohort 2 will test that regimen with NBTXR3 activated by IMRT. Alternatively, if 45 Gy in 15 fractions is deemed to have excessive toxicity, a 30 Gy in 10 fractions regimen will be used in combination with NBTXR3 in cohort 2. Up to 24 subjects will be enrolled in cohort 2, including a maximum of 12 subjects for the dose-finding part. Twelve additional subjects will be enrolled for the NBTXR3 RP2D expansion.

Enrollment for our Phase I clinical trial of NBTXR3 with MD Anderson for patients with lung cancer receiving re-irradiation has commenced. The planned enrollment period is up to three years. The dose levels to be explored are 22% and 33% of baseline gross tumor volume.

Esophageal cancer (MD Anderson acting as sponsor of this Trial)
Background and opportunity

According to the World Health Organization, esophageal cancer is currently the sixth most common cause of cancer death in the world and is estimated to have caused 544,076 deaths in 2020. The American Cancer Society estimates that in 2021 in the United States, there will be approximately 19,260 new esophageal cancer cases diagnosed, and approximately 15,530 deaths due to esophageal cancer. Approximately 20% of patients survive esophageal cancer at least five years after diagnoses.
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

Prostate cancer
Background and opportunity

Prostate cancer is the second leading cause of death from cancer and the second-most common form of cancer in the United States in men. The American Cancer Society estimates that in 2021 in the United States, approximately 248,530 people will be diagnosed with prostate cancer and approximately 34,130 patients will die from the disease. Worldwide, there were approximately 1.4 million new cases in 2020. Patient prognosis is good for local and regionalized prostate cancer, but for prostate cancer that has spread to other parts of the body, the five-year survival rate is approximately 31%.

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

We have decided to stop this trial as we focus primarily on advancing the development of NBTXR3 for the treatment of locally advanced head and neck cancers. However, we continue to evaluate prostate cancer within the context of our overall development program for NBTXR3 in the treatment of solid tumors.

PharmaEngine Trials

In August 2012, we entered into an exclusive license and collaboration agreement with PharmaEngine for the development and commercialization of NBTXR3 in the Asia-Pacific region. In March 2021, in light of disagreements over a number of issues with respect to the development of NBTXR3 in the Asia-Pacific region, we and PharmaEngine mutually agreed to terminate the agreement. Three NBTXR3 clinical trials (including certain Asia-Pacific sites for the Act.in.Sarc trial) conducted by PharmaEngine in Asia were concluded or terminated, and we retain all rights to the development and commercialization of NBTXR3 in the Asia-Pacific region, pursuant to the terms of a Termination and Release Agreement that we entered into with PharmaEngine in March 2021 (see “—Our Collaboration Agreements—PharmaEngine” below for additional information).

Head and Neck Cancers Treated with Radiotherapy plus Chemotherapy

Trial Design (“PEP503-HN-1002”)

In addition to our contemplated Phase III and ongoing Phase I clinical trials of NBTXR3 in head and neck cancers, PharmaEngine has been conducting a Phase I/II clinical trial of NBTXR3 for patients with head and neck cancers to be treated by radiotherapy plus cisplatin. The primary endpoints of the study were to determine the optimal NBTXR3 dose and to assess the preliminary safety and efficacy of NBTXR3 administered by intratumoral injection in combination with radiotherapy plus chemotherapy. The trial, which is being conducted in Taiwan and was recruiting patients in the Phase I dose escalation part, was expected to treat up to 42 patients. PharmaEngine has implemented the early termination and wind-down of this clinical trial, which will conclude with the issuance of a final study report in accordance with good clinical practice guidelines.

Rectal Cancer

Trial Design (“PEP503-RC-1001”)

PharmaEngine has been conducting an open-label Phase I/II clinical trial of NBTXR3 with radiotherapy in combination with chemotherapy for patients with unresectable rectal cancer. Primary and secondary endpoints were to assess the safety profile and determine the dose-limiting toxicity, evaluate the recommended dosage and assess the anti-tumor activity by evaluating the response rate of NBTXR3 administered by intratumoral injection and activated by external beam radiation, with concurrent chemotherapy treatment in patients with unresectable rectal cancer. The trial, which is being conducted at one site in Taiwan, was expected to treat up to 42 patients. PharmaEngine will implement the early termination and wind-down of this clinical trial, and the trial will be deemed completed when all enrolled patients have reached “end-of-study” and PharmaEngine issues a final study report in accordance with good clinical practice guidelines.

Results

PharmaEngine presented first clinical results from Study PEP503-RC-1001 at the American Society of Clinical Oncology Gastrointestinal Cancers Symposium in January 2021. Intratumoral injection of NBTXR3 with CCRT was feasible and the product candidate was well tolerated at all dose levels, and no AEs or SAEs associated with NBTXR3 were observed in the study. One dose-limiting toxicity associated with the injection procedure was observed (urinary tract infection with sepsis). The most frequently reported AEs were diarrhea (approximately 45%), leukopenia (approximately 40%), and dermatitis (approximately 25%); however, all were grade one or grade two.

More than 70% of patients in the study showed objective tumor response after CCRT. Approximately 90% of patients underwent total mesorectal excision (surgery), and 17.6% achieved pathological complete response (pCR). 50% of patients receiving surgery in the study had good tumor regression (tumor regression grade 0 or 1 according to modified Ryan scheme). The RP2D was established for the ongoing Phase II part of the trial at 22% of tumor volume.

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

Pre-clinical data publication

In July 2021, Nanobiotix and MD Anderson published in the International Journal of Radiation Oncology, Biology, Physics (Red Journal) preclinical findings of a mouse model study examining the triple combination of NBTXR3 plus radiotherapy plus anti-PD-1. This preclinical data, which showed that the triple combination significantly delayed the growth of both irradiated and unirradiated tumors in both anti-PD1-sensitive and anti-PD1-resistant lunch cancer models, supports the further exploration of NBTXR3 as a therapeutic option for the treatment of bother primary and metastatic lung cancer and the potential for transforming irradiated tumors into “self-vaccines.”

In November 2021, we presented preclinical data at the 2021 Annual Meeting of the Society for the Immunotherapy of Cancer (SITC) that showed that in the studies mouse model radiotherapy-activated NBTXR3 increased CD8+ T cell infiltration and modulated the T cell receptor (“TCR”) repertoire, as well as marked modulation of immunopeptidome in treated tumor cells. Taken together, these variations support further evaluation of radiotherapy-activated NBTXR3’s potential to trigger more robust immune priming than radiotherapy alone and further evaluation of CD8+ response and potential abscopal effect.

The Curadigm Platform

Beyond NBTXR3, Nanobiotix is also evaluating several additional potential development programs in nanomedicine.
In July 2019, Nanobiotix formed a wholly-owned subsidiary — Curadigm SAS — with the mission of leveraging Nanobiotix’s expertise and know-how beyond oncology to expand treatment benefits across multiple therapeutic classes by increasing drug bioavailability while decreasing unintended off-target effects, specifically liver toxicity.

For most therapeutics today, only a small portion of the medicine administered is effective. After injection, the dose moves through the patient’s circulatory system within the blood. While a small portion reaches the targeted tissue, the remainder is either cleared from the body or accumulates—potentially with toxic effect—in organs such as the liver or spleen.

Leveraging our deep expertise in nanotechnology, Curadigm is developing a nanoparticle, called Nanoprimer, that primes the body for therapeutic treatment. Nanoprimer is based on proprietary technology invented at Nanobiotix and transferred to Curadigm for development and potential commercialization. Injected intravenously prior to a recommended therapeutic, the Nanoprimer has been designed with specific physico-chemical properties that allow it to transiently occupy the liver cells responsible for therapeutic clearance and is intended to prevent rapid clearance, thereby increasing blood bioavailability and subsequent accumulation of therapeutics in the targeted tissues. As a result, a greater portion of the therapeutic treatment remains available for accrual in the target tissue, thereby increasing therapeutic action.

Nanobiotix believes that the Curadigm technology could have broad implications across the healthcare system by increasing the efficacy of therapeutics at their current dose or lowering the necessary dose in order to decrease toxicity and cost and allowing for novel therapeutic approaches and new approaches to drug design. Preclinical in vivo data evaluating Curadigm’s concept has been generated combining the Nanoprimer with different therapeutic agent families such as small molecules and nucleic acids and has been published in scientific journals.

As the Nanoprimer is a combination product candidate that does not alter or modify the therapies it is paired with, we expect that Curadigm will continue to seek partnerships across drug classes-particularly with nucleic acid-based therapies. To support the development of its platform, Curadigm may pursue various funding opportunities, including, without limitation, partnership and collaboration arrangements, licensing opportunities and/or sales of Curadigm securities to third-party investors from time to time.

Curadigm Collaboration with Sanofi

In January 2021, a research project involving Curadigm’s Nanoprimer technology was selected for the Sanofi iTech Awards Program for its potential to significantly improve gene therapy development. Curadigm entered into a collaboration agreement with Sanofi that is expected to include direct funding and scientific exchanges. The goal of the project is to establish proof-of-concept for the Nanoprimer as a combination product that could improve treatment outcomes for Sanofi’s gene therapy product candidates.

Manufacturing

We contract the production of NBTXR3 to high-precision manufacturing partners. Our contracts with these contract manufacturing organizations generally provide that the manufacturing partner may not transfer its rights or sub-contract any of the services covered. . The manufacturing partners are required to perform their obligations in accordance with international professional standards, including the Good Manufacturing Practices guidelines issued by the International Council for Harmonization.

In November 2017, we opened a facility to expand our manufacturing capabilities, increase production capacity of NBTXR3 for our clinical trial needs and prepare for potential commercialization. This facility is located in the Villejuif BioPark, a scientific research and innovation center just outside of Paris, France. We expect that the facility will in due course expand our production capacity with the aim to produce NBTXR3 for our ongoing clinical trials and our initial commercial phase. Additionally, we have designed our manufacturing process to implement in a timely manner further set-up of in-house additional production lines.

Commercialization

We have not yet developed commercial infrastructure in either the United States or the EU, and we are in the process of defining our commercialization strategy. We intend to establish a global commercial infrastructure outside the countries in which LianBio will commercialize NBTXR3 by building our own commercial capabilities as well as evaluating partnering opportunities.

We believe that our commercial infrastructure, if and when established, will target the community of physicians who are the key specialists in diagnosing and treating the patient populations for which NBTXR3 is being developed. We may enter into additional development and commercialization agreements with third parties in select geographic territories for any of our product candidates that successfully complete applicable pre-marketing regulatory requirements in order to optimize sales.

Competition

The development of treatments for cancer is subject to rapid technological change. Many companies, academic research institutions, governmental agencies and public and private research institutions are pursuing the development of medicinal products, devices and other therapies that target the same conditions that we are targeting, including in some cases in the same patient populations that we are targeting.

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

Companies that are developing treatments to increase sensitivities of tumors to radiation and other sources of energy include MagForce AG, Merck & Co., NH TherAguix, Nanospectra Biosciences, Inc., RiMO Therapeutics and Coordination Pharmaceuticals, Inc. Like us, these companies are pursuing various technologies that involve the delivery of a substance to a tumor that works to destroy the tumor cells without causing additional damage to surrounding healthy tissues. Any product candidates that we or they develop and commercialize may compete with existing therapies, as well as new therapies that may become available in the future, including therapies with a mode of action similar to that of NBTXR3.

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

The key competitive factors affecting the success of NBTXR3 and any other product candidates that we develop, if approved, are likely to be their efficacy, safety, convenience, price and the availability of reimbursement from government and other third-party payors. We must also protect our proprietary technology used in the development of our product candidates. Our commercial opportunity could be reduced if our competitors develop and commercialize products that are more effective or demonstrate a more favorable safety profile than any products that we may develop. Our competitors may also successfully complete applicable pre-marketing regulatory requirements for their products more rapidly than we do.

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

To achieve this objective, we maintain a strategic focus on identifying and licensing key patents that provide protection and serve as an optimal platform to enhance our intellectual property and technology base. Our technologies and product candidates are protected by more than 400 issued or pending patents and patent applications in over 23 patent families across the world. We hold key patents and patent applications with respect to the concepts, products and uses of nanoparticles activated by ionizing radiation through NBTXR3 technology and for new applications in nanomedicine.

Summarized below are our material patents and patent applications in our own name:

Technology	Number of patent families	Expiration date for each patent family	Countries in which patents are issued
NanoXray Technology (1)	13	2025	Australia, Brazil, Canada, China, Eurasia (1 country), Europe (7 countries), Israel, India, Japan, South Korea, Mexico, South Africa, Hong Kong
		2031	United States (U.S. continuation granted)
†		2029	Australia, Brazil, Canada, China, Algeria, Eurasia (9 countries), Europe (34 countries), Indonesia, Israel, India, Japan, South Korea, Morocco, Mexico, New Zealand, South Africa, Macau, Hong Kong, Singapore
		2031	United States, **
		2030	Australia, Canada, China, Eurasia (1 country), Europe (22 countries), Indonesia, Israel, India, Japan, South Korea, Mexico, New Zealand, United States, Singapore, South Africa, Hong Kong, Brazil**
		2032	China, Europe (7 countries), Japan
		2035	United States
		2032	Australia, Canada, China, Eurasia (1 country), Europe (13 countries), Indonesia, Israel, India, Japan, South Korea, Mexico, New Zealand, Singapore, Ukraine, South Africa, **
		2035	United States
††		2034	Australia, China, Europe (36 countries), Indonesia, Japan, Mexico, New Zealand, Israel, Ukraine, United States, Eurasia (1 country), Hong Kong, South Africa, Singapore, South Korea, **
		2034	Australia, Canada, China, Europe (25 countries), Indonesia, Israel, Japan, Mexico, New Zealand, Singapore, South Africa, Hong Kong, South Korea, Eurasia (1 country), Ukraine **
		2034	Japan, United States, Europe (Validated in 7 countries)
		2034	United States, Japan, **
†††		2036	Israel, Australia, United States, Ukraine, **
		2041	**
		2041	**
Other technologies	10	2034 2035	Australia, Canada, Eurasia (validation in process) , Israel, India, Indonesia, Mexico, South Korea, Japan, New Zealand, Ukraine, Singapore, South Africa, **, # United States
		2035 2036	Europe (23 countries), Japan, United States, #
		2035	Japan, Europe (Validated in 23 countries), **, #
		2035	Japan, United States, **, #
		2035	Australia, India, Japan, Mexico, New Zealand, Ukraine, United States, Singapore, About to be granted in Israel, **, #
		2037	United States, **, divisional application filed U.S.
		2037	United States, **
		2037	United States, Eurasia (1 country), **
		2038	**
		2038	**
		2041	**
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

# Patent family owned by Curadigm.
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

In addition to patent protection, we have trademark protection in many countries for our “Nanobiotix” name and Nanobiotix logo. We own over 300 trademark registrations and applications related to our products, product candidates, processes and technology worldwide. Trademark registrations are generally granted for a period of ten years and are renewable. We anticipate we will apply for additional patents and trademark registrations in the future as we develop new products, product candidates, processes and technologies.

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

M.D. Anderson Cancer Center of the University of Texas

On December 21, 2018, we entered into a strategic collaboration agreement with MD Anderson, which was amended and restated in January 2020 and subsequently amended in June 2021. Pursuant to the MD Anderson Collaboration Agreement, we and MD Anderson established a large-scale, comprehensive NBTXR3 clinical collaboration to improve the efficacy of radiotherapy for certain types of cancer. The collaboration initially is expected to support multiple clinical trials conducted by MD Anderson, as sponsor, with NBTXR3 for use in treating several cancer types. We expect to enroll approximately 340 patients across these clinical trials.

Obligations of the Parties

Under the MD Anderson Collaboration Agreement, MD Anderson will provide all necessary personnel, equipment, supplies, facilities and resources for each trial, and we will provide batches of NBTXR3 to be used in the trials. In addition, we have committed to provide financing of approximately $11.0 million for clinical trials during the collaboration. We made an initial $1.0 million payment at the commencement of the collaboration and a second $1.0 million payment on February 3, 2020. Additional payments are processed semi-annually during the course of the collaboration on the basis of patients enrolled during the relevant period, with the balance payable upon enrollment of the final patient for all studies.

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
LianBio

On May 11, 2021, we entered into a strategic License, Development and Commercialization Agreement (the “LianBio Agreement”) with LianBio Oncology Limited, a Hong Kong company, for the development and commercialization of NBTXR3, as a product activated by radiotherapy in the field of oncology, in key parts of Asia—Mainland China, Macau, Hong Kong, Thailand, Taiwan, South Korea and Singapore (collectively, the “Territory”). We have granted LianBio an exclusive, royalty-bearing license which includes, subject to certain conditions, the right for LianBio to grant sublicenses to its affiliates and/or third-party subcontractors involved in the development of NBTXR3.

Obligations of the Parties

Under the LianBio Agreement, LianBio is exclusively responsible for the development and commercialization of NBTXR3 throughout the Territory, except for specified ongoing trials that we will conclude. We are responsible for the manufacturing of NBTXR3 and will be the exclusive supplier of NBTXR3 to LianBio.

Pursuant to the LianBio Agreement, LianBio will have to enroll a specified percentage of the worldwide total number of patients in our global Phase III registrational study evaluating NBTXR3 for patients with locally advanced head and neck squamous cell carcinoma (NANORAY-312) and each of four other specified global registrational trials across indications and therapeutic combinations. For NANORAY-312, LianBio is expected to enroll approximately 100 patients based on our current worldwide enrollment expectations. In the event that LianBio does not meet its enrollment undertaking for these trials, LianBio will be responsible for covering certain incremental costs incurred by us as a result. Otherwise, LianBio will fund all development and commercialization expenses in the Territory, and we will fund all development and commercialization expenses in all other geographies.

For all non-registrational trials (i.e., Phase I or Phase II trials) undertaken to support the development and approval of NBTXR3, we and LianBio have agreed to provide each other with rights to access all clinical efficacy and safety data. For additional registrational trials, we and LianBio have agreed to provide each other with rights to access all clinical safety data and to provide an opportunity to license and right of reference to efficacy data, subject to certain cost-sharing and/or enrollment undertakings.

Pursuant to the LianBio Agreement, LianBio has sole control over commercialization in the Territory and is responsible for all costs and expenses of such commercialization. LianBio, or its affiliates and/or sublicensees, is solely responsible for all communications, filings with, as well as approvals sought from regulatory authorities to obtain all marketing authorizations in relation to NBTXR3 in the Territory.

As consideration for entering into the LianBio Agreement, we received a non-refundable upfront payment from LianBio of $20.0 million in June 2021.

We are also eligible to receive up to an aggregate of $220 million in potential contingent, development and commercialization milestone payments. We will also be eligible to receive tiered, low double-digit royalties based on net sales of NBTXR3 in the Territory, subject to downward adjustment based on enrollment incentives and customary country-by-country competition- and intellectual property-related triggers. Royalties will be payable on a product-by-product and country-by-country basis until the latest of (i) the expiration of the last-to-expire valid claim of a licensed patent covering NBTXR3, (ii) the expiration of regulatory exclusivity of NBTXR3, or (iii) the ten-year anniversary of the first commercial sale of NBTXR3. Upon the expiration of the royalty term in a given country, LianBio shall be granted a perpetual, royalty-free, sublicensable license in such country.

Responsibility

Pursuant to the LianBio Agreement, the collaboration is implemented under the supervision of a joint steering committee, which will include an equal number of representatives of each party, including one member of senior leadership of each of LianBio and us, and will meet on a regular basis to provide oversight and facilitate information sharing between LianBio and us. In the event of a dispute among representatives at the joint steering committee, the matters shall be escalated to appropriate senior officers of LianBio and us. In the event such senior officers cannot reach an agreement on the matters at hand within a set timeframe, LianBio and we have agreed that one of the parties shall have the final decision-making authority on certain specific matters, without prejudice to any contractual obligations set out under the LianBio Agreement.

Pursuant to the LianBio Agreement, LianBio’s Territory-specific development and regulatory plan and commercialization in the Territory will be conducted pursuant to LianBio’s Territory-specific plans, which will be subject to periodic updates and joint steering committee review.

We retain the first right to prosecute, maintain and defend, at our expense, all of our licensed patents in the Territory. In the event that we elect not to prosecute or maintain any such patent in the Territory or not to defend a patent in the Territory, we have agreed to notify LianBio, and LianBio shall have the right, but not the obligation, to assume such prosecution, maintenance or defense at its own expense. LianBio shall have the first right to enforce, at its expense, our intellectual property against infringement in the Territory, except where we are enforcing such intellectual property both within and outside the Territory against such infringement. In the event that LianBio elects not to enforce our intellectual property against infringement in the Territory, it has agreed to notify us, and we will have the right to enforce such intellectual property at our expense.

We and LianBio have agreed to customary confidentiality obligations with respect to trade secrets and confidential or proprietary information disclosed in connection with our respective performance under the LianBio Agreement, subject to customary exceptions. We and LianBio have agreed to provide customary indemnification to one another for claims relating to our respective obligations under the LianBio Agreement. LianBio has agreed to maintain a customary liability insurance policy during the term of the LianBio Agreement.

LianBio has undertaken to conduct and ensure that all of its affiliates, sublicensees and subcontractors conduct their business under the LianBio Agreement in accordance with applicable laws and, to the extent applicable with respect to certain development activities, FDA and EU medical device requirements.

Intellectual Property

We and LianBio retain ownership of our respective pre-existing intellectual property. Other inventions and discoveries relating to NBTXR3, made in the course of performing obligations under the LianBio Agreement made solely by us or LianBio, as the case may be, will be owned by the respective inventors. To the extent an invention or discovery relating to NBTXR3 is made by LianBio and us together, such invention and any related patents will be jointly owned by LianBio and us. The rights to file, prosecute and enforce such jointly-owned patents will be determined by mutual agreement through the joint steering committee.
Termination

Unless terminated earlier, the LianBio Agreement will remain in effect for so long as royalties are payable under the LianBio Agreement. The LianBio Agreement may be terminated earlier by either party if the other party commits an uncured material breach. In any event where LianBio has a termination right based on a material breach by us, LianBio may elect in lieu of termination to continue the LianBio Agreement, subject to a downward percentage reduction in all milestone and royalty payments.

Either party may also terminate the agreement in the connection with the occurrence of certain insolvency or bankruptcy events with respect to the other party. LianBio may terminate the agreement following a change in control of us, subject to a specified notice period. We may terminate the agreement under certain circumstances in connection with a change of control of LianBio. We may also terminate the LianBio Agreement in the event that

LianBio or its affiliates bring or join any challenge to the validity or enforceability of our patents, subject to certain limited exceptions.

Termination of the LianBio Agreement will terminate all rights, licenses and sublicenses under the agreement, subject to our agreement, in certain cases, to negotiate in good faith with sublicensees regarding a potential direct license.

PharmaEngine

In August 2012, we entered into a license and collaboration agreement with PharmaEngine, a Taiwan-based company, for the development and commercialization of NBTXR3 (under the code name PEP503) in several countries in the Asia-Pacific region. Under this agreement, PharmaEngine was responsible for the development (non-clinical and clinical research) and marketing of NBTXR3 across the Asia-Pacific region. In return, PharmaEngine was required to make payments to us based on the achievement of development and commercialization milestones for NBTXR3. We received an upfront payment of $1 million upon signing the agreement and, through December 31, 2020, received $2 million in two interim payments.

In March 2021, in light of disagreements over a number of issues with respect to the development of NBTXR3 in the Asia-Pacific region, we and PharmaEngine mutually agreed to terminate the agreement. Accordingly, on March 4, 2021, we and PharmaEngine entered into a Termination and Release Agreement. Under the termination agreement we will retain all rights to the development and commercialization of NBTXR3 in the Asia Pacific region. We have agreed to make total termination payments to PharmaEngine of up to $12.5 million in the aggregate. PharmaEngine was eligible for, and received, a $2.5 million payment from us following the announcement of our collaboration with LianBio for the Asia-Pacific region. During the six months ended June 30, 2021, PharmaEngine also received $4.0 million from us in conjunction with the completion of various administrative steps in connection with the winding-up of the collaboration.

PharmaEngine will be eligible to receive from us an additional $1.0 million in administrative fees and a final payment of an additional $5 million upon a second regulatory approval of an NBTXR3-containing product in any jurisdiction of the world for any indication. PharmaEngine is entitled to receive from us a low-single digit percentage tiered royalty based on net sales of NBTXR3 in the Asia-Pacific region for a 10-year period commencing on the corresponding first date of sales in the region.

As part of the termination agreement, PharmaEngine has re-assigned to us rights for the development, manufacture, commercialization and exploitation of NBTXR3 in the Asia-Pacific region, as well as all development data, regulatory materials, and all regulatory approvals that are in the name of PharmaEngine or its affiliates. Consequently, NBTXR3 clinical trials conducted by PharmaEngine in Asia are in the process of being concluded or terminated.

We and PharmaEngine also agreed to a mutual release of all claims against the other party and its respective affiliates.

Our research agreements

We have established strategic collaborations with a number of hospitals, clinics and cancer treatment centers in France and abroad. These agreements provide that we may negotiate certain commercial rights with such collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration.

Under the preclinical research agreements for these collaborations, we retain exclusive ownership over any inventions made solely by us. Any invention made solely by a research institution would be owned by the relevant research institution, but would be subject to option to obtain an exclusive license, which would be free for research purposes and royalty-bearing for commercial activities. Inventions made jointly by us and a research institution would be jointly owned. As of December 31, 2021, no inventions under these programs have been made solely by a research institution or jointly by us and a research institution.

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

We have also partnered with The University of Texas MD Anderson Cancer Center in Houston, Texas to conduct immunotherapeutic preclinical research in lung cancer, combining NBTXR3 and immune checkpoint inhibitors. This research collaboration is distinct from our clinical trial collaboration with MD Anderson and is intended to enable us to generate preclinical data using NBTXR3 activated by radiotherapy plus anti-PD-1 nivolumab (murine version of Opdivo) or other immune checkpoint inhibitors, such as anti-CTLA-4, anti-TIGIT and anti-LAG3.

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

The FDA reviews the completeness of each NDA submitted before accepting it for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing or refusing to file within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the Prescription Drug User Free Act (“PDUFA”), the FDA has ten months from the 60-day filing date in which to complete its initial review of a standard NDA and respond to the applicant, and six months from the 60-day filing date for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

The FDA reviews each NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. For novel drug products or drug products which present difficult questions of safety or efficacy, FDA may decide to hold an advisory committee, typically a panel that includes clinicians and other experts, to provide independent advice that will contribute to the quality of the agency's regulatory decision-making and lend credibility to the product review process, including a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

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

If a product receives regulatory approval, the approval may be significantly limited to specific diseases, patient populations and dosages, or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. For example, the FDA may require Phase IV testing which involves clinical trials designed to further assess a drug’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also determine that a risk evaluation and mitigation strategy (“REMS”) is necessary to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS, and the FDA will not approve the NDA without an approved REMS. Depending on FDA’s evaluation of a drug’s risks, a REMS may include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution requirements, patient registries and other risk minimization tools. Following approval of an NDA with a REMS, the sponsor is responsible for marketing the drug in compliance with the REMS and must submit periodic REMS assessments to the FDA.

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

Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor and product to product. As a result, the coverage determination process is often a time-consuming and costly process that requires pharmaceutical manufacturers to provide scientific and clinical support for the use of its drug products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Healthcare Laws

Healthcare providers, physicians and others will play a primary role in the recommendation, and the incorporation into treatment regimes, of drug products, if approved. A pharmaceutical manufacturer’s business operations in the United States and its arrangements with clinical investigators, healthcare providers, consultants, third-party payors and patients expose it to broadly applicable federal and state fraud and abuse and other healthcare laws. These laws may impact, among other things, research, proposed sales, marketing and education programs for product candidates that obtain marketing approval. Restrictions under applicable U.S. federal and state and foreign healthcare laws and regulations include, particularly in the EU, but are not limited to, the following:

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

The demarcation between the definitions of “medical device” and “medicinal product” can sometimes be blurred, or difficult to draw, for some products referred to as “borderline products.” In order to determine whether a product constitutes a medical device or a medicinal product, a number of factors must be taken into account, including the claims regarding the function of the product, the mode of action on the human body and the primary intended purpose of the product. Classification decisions are taken at a national level about individual products. Although these decisions are based on a number of principles that are harmonized across the EU, aiming at a uniform approach to product classification across EU Member States, it is possible that these principles are interpreted differently on a case-by-case basis and that, as a result, a product may be classified as a medicinal product in one Member State and as a medical device in another. The classification of our product, NBTXR3 as a medical device is supported by the conformity assessment procedure applied by the relevant EU Notified Body, which led to the drawing up of the EU Declaration of Conformity, as well as by the opinions released in 2009 and in 2011 by the national competent authorities of Ireland and Spain, respectively. Should national authorities in other EU Member States disagree with such classification, and instead classify our products as medicinal products, our products would be subject to a different regulatory framework, including in particular stringent pre-market authorization requirements that differ significantly from the conformity assessment procedures that are applicable to medical devices.

An Evolving Regulatory Framework

On May 26, 2021, after a four year transition period, the Medical Devices Regulation (Regulation (EU) 2017/745, the “MDR”) became fully applicable and introduced substantial changes to the previous regulatory regime applicable to medical devices (including in particular Directive 93/42/EEC, the “MDD”).

Under the transitional provisions of the MDR, until May 26, 2021, the certification procedures underlying the CE marking of medical devices could be carried out, at the manufacturer’s choice, either in accordance with the MDR or in accordance with the MDD. Where a manufacturer elected to perform certification under the MDD - as we did in connection with our NBTXR3 product for the treatment of STS - the related certificates remain valid until May 25, 2024 (for certificates issued prior to May 25, 2017) or May 26, 2024 (for certificates issued on or after May 25, 2017). The medical devices to which these certificates apply may only be sold in the EEA if they continue to comply with the MDD and provided that no significant changes are brought to these devices’ design or intended purpose. Moreover, the manufacturers of those devices that are certified under the MDD have to comply with a number of requirements of the MDR, e.g., those relating to post-market surveillance and vigilance, and they are able to sell such devices only up until May 26, 2025 at the latest. After that date, all devices sold in the EEA will have to be fully compliant with the MDR.

Under the MDR, all devices incorporating or consisting of nanomaterials are classified as Class III if they present a high or medium potential for internal exposure. The MDR introduced higher clinical data requirements for such Class III devices. In particular, manufacturers are generally required to conduct new clinical investigations, subject to certain exceptions. We cannot guarantee that our ongoing trials for our product candidates, including our lead product candidate NBTXR3, will be considered as “sufficient” under the MDR.

The MDR also introduced increased scrutiny of conformity assessments by Notified Bodies for implantable Class III devices. For such devices, the MDR requires that, as part of the conformity assessment procedure, the clinical evaluation assessment report of the concerned Notified Body be submitted to the European Commission for review by an expert panel. The conformity assessment of such devices is further subject to a scrutiny mechanism potentially involving the competent authorities of the EEA, the European Commission, and the Medical Device Coordination Group. Nevertheless, Article 54(2) of the MDR lays out certain exceptions to the need to carry out a clinical evaluation consultation procedure.

In addition, under the MDR, manufacturers of Class III devices are subject to a new annual safety reporting requirement called the Periodic Safety Update Report (“PSUR”), aimed at capturing the results and conclusions of the analyses of the post-market surveillance data gathered as a result of the manufacturer’s post market surveillance plan.

Additional guidance and legislation further specifying the applicable requirements and obligations under the MDR is expected. We are in the process of assessing the impact of the MDR and associated acts and guidance on our business. Due to these new regulatory requirements, conformity assessment procedures in the EU may experience delays.

CE Marking Requirements

As manufacturers of medical devices, in the EU we are required under the MDR to affix a CE mark to our products in order to sell our products in Member States of the EU. The CE mark is a symbol that indicates conformity with the applicable regulatory requirements.

Medical Devices in the EU are classified in four different classes (I, IIa, IIb and III) depending on their inherent risk. The MDR includes specific rules on classification of medical devices.

EU Development Process

For Class III devices, such as NBTXR3, and for implantable devices, it is necessary, save for exceptions, to carry out a clinical investigation to demonstrate that the product complies with the applicable regulatory requirements, including as regards safety and performance.

Any clinical investigation must comply with all relevant legal, ethical and regulatory requirements.

Clinical investigations must take into account scientific principles underlying the collection of clinical data and be conducted in accordance with the principles of good clinical practice. This means that, for example, all research subjects must have provided their prior informed consent for participation in any clinical investigation.

A clinical investigation can be carried out only if the relevant competent national authorities have approved it and the relevant ethics committee(s) have not issued a negative opinion in relation to it.

The MDR specifically requires that, subject to certain conditions, serious adverse events, device deficiencies and related updates be recorded and notified to all competent authorities of the EU Member States in which the clinical investigation is being performed. Termination of a clinical investigation must also be notified to such authorities and be followed by a clinical investigation report, irrespective of the outcome of the investigation.

The MDR specifies conditions required for the collection of data from clinical investigations relating to medical devices.

These requirements include rules on informed consent and the protection of vulnerable persons (e.g., persons under 18 years of age, pregnant women and disabled persons).

The conduct of a clinical investigation is subject to EU Member State national laws. For instance, in France, there are specific rules governing the protection of patients (including, for example, regarding regards consent and insurance).

Tracking

The MDR introduced a system for the registration of devices and their manufacturers, importers and authorized representatives, and allows EU Member States to also maintain or introduce registration obligations for distributors if they so wish. Moreover, in order to allow identification and to ensure the traceability of devices throughout the supply chain, the MDR requires the establishment of a Unique Device Identification (UDI) system.

Notified Bodies and Conformity Assessment Procedures

To demonstrate compliance with the applicable regulatory requirements, manufacturers of medical devices must follow a conformity assessment procedure which varies according to the type of medical device and its risk classification. Except for certain Class I devices, a conformity assessment procedure typically requires the intervention of an independent organization accredited to conduct conformity assessments, known as a “Notified Body.” Under the conformity assessment procedure we have elected to follow for our products, the Notified Body audits and examines the technical file and the quality system applied to the design, manufacture and final inspection of our products. If we successfully complete the applicable procedure, the Notified Body issues a certificate of conformity. This certificate entitles a manufacturer to affix the CE mark to its medical devices after having also prepared and signed a “EU declaration of conformity” indicating that the product meets the applicable regulatory requirements. The certificate of conformity is valid for a maximum of five years, and may be extended on application for a further period not exceeding five years. While we have successfully completed the applicable regulatory procedures for our NBTXR3 product for the treatment of STS, we cannot guarantee that all our product candidates will be equally successful.

If we modify substantively our devices we may need to broaden, or re-perform, the certification underlying the CE mark of the modified product. The certificate of conformity can be suspended or withdrawn, e.g., where a Notified Body finds that pertinent regulatory requirements are not met and the manufacturer has not implemented appropriate corrective measures within the time limit set by the Notified Body. The same may be true for any new products that we may develop in the future.

The MDR strengthened the rules on the designation, organization and surveillance of Notified Bodies. These must meet the same high quality standards throughout the EU and have permanent availability of sufficient administrative, technical and scientific personnel as is necessary to carry out their tasks. Notified Bodies must carry out inspections of manufacturers' premises, some of which are unannounced. For certain devices, including Class III implantable devices, Notified Bodies must submit their clinical evaluation assessment report to the European Commission which in turns must submit it to an independent expert panel except for the products which are exempted according to Article 54(2) of the MDR.

Post-Market Vigilance

Once CE-marked and placed on the EEA market, medical devices are subject to vigilance requirements. In accordance with these requirements, manufacturers must report incidents to the competent authorities and are required to take appropriate “field safety corrective actions” to prevent or reduce the risk of serious incidents associated with devices made available on the market. Such actions must also be communicated to users through field safety notices. Manufacturers must equally report statistically significant increases in the frequency of certain incidents by means of trend reports.

In addition to reporting obligations for manufacturers regarding serious incidents and incident trends, the MDR introduced an obligation for EU Member States to encourage and enable healthcare professionals, users and patients to report suspicious incidents at national level.

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

Marketing, Advertising and Transparency

In the EU, the marketing and advertising of medical devices is subject to both legal and voluntary self-regulatory rules at EU and national level including as regards the strict prohibition of misleading and unfair advertising of medical devices. Moreover, under EU-wide voluntary self-regulatory rules, interactions between medical device manufacturers and healthcare professionals and healthcare organizations – including in particular any transfers of value that (a) such interactions cannot be misused to influence purchasing decisions through undue or improper advantages and (b) cannot be contingent upon sales transactions, use or recommendation of any specific products. Additional requirements may apply depending on the specific jurisdiction concerned.

Finally, increasing transparency requirements are mandated under national legislation and/or self-regulatory codes of conduct. Under these requirements, manufacturers of health products can be required to publicly disclose any transfers of value (whether in kind or in cash) they provide to, e.g., healthcare professionals and healthcare organizations.

As a result of the above requirements, manufacturers of medical devices are subject to increased monitoring of their promotional activities as well as of their other interactions with healthcare professionals and organizations. Any breach of the applicable rules can result in serious sanctions, including criminal, civil or administrative sanctions depending on the affected jurisdiction.

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

Also, in certain countries, in particular France, the conduct of clinical trials is subject to compliance with specific provisions of the Act No.78-17 of 6 January 1978 on Information Technology, Data Files and Civil Liberties, as amended, and in particular Chapter IX relating to the processing of personal data in the health sector. These provisions require, among others, the filing of compliance undertakings with “standard methodologies” adopted by the French Data Protection Authority (the “CNIL”), or, if not complying, obtaining a specific authorization from the CNIL.

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

Foreign investment control regime in France

Over the past few years, the French government has strengthened its foreign investment control regime. Thus, as at the date of this Annual Report, any investment:

i.by (a) any non-French citizen, (b) any French citizen not fiscally residing in France, (c) any non-French entity or (d) any French entity controlled by one of the aforementioned persons or entities;
ii.that will result in the relevant investor (a) acquiring control of an entity registered in France, (b) acquiring all or part of a business line of an entity registered in France, or (c) for non-EU or non-EEA investors crossing, directly or indirectly, alone or in concert, a 25% threshold of voting rights in an entity registered in France; and
iii.where this entity registered in France is developing activities in certain strategic industries (sensitive sectors or sensitive activities) related to (a) activity likely to prejudice national defense interests, participating in the exercise of official authority or are likely to prejudice public policy and public security (including weapons, double-use items, IT systems, cryptology, date capturing devices, gambling, toxic agents or storage of data), (b) activities relating to essential infrastructure, goods or services (including energy, water, transportation, space, telecom, public health, farm products or media), and (c) research and development activity related to critical technologies (including biotechnology, cybersecurity, artificial intelligence, robotics, additive manufacturing, semiconductors, quantum technologies or energy storage…) or dual-use items, is subject to the prior authorization of the French Ministry of Economy, which authorization may be conditioned on certain undertakings.

Additionally, in the context of the ongoing COVID-19 pandemic, the Decree (décret) n°2020 892 dated July 22, 2020, as amended by the Decree (décret) n°2020-1729 dated December 28, 2020 and by the Decree (décret) n°2021-1758 dated December 22, 2021, has created a new 10% threshold of the voting rights applicable until December 31, 2022 for the non-European investments (i) in an entity governed by French law and (ii) whose shares are admitted to trading on a regulated market, in addition to the 25% above-mentioned threshold for certain activities.

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

If an investment requiring the prior authorization of the French Minister of Economy is completed without such authorization having been granted, the French Minister of Economy might direct the relevant investor to nonetheless (i) submit a request for authorization, (ii) have the previous situation restored at its own expense or (iii) amend the investment.

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

Taiwan Drug Development Process

Under the Pharmaceutical Affairs Act (the “PAA”), the competent authority at central government level is the Taiwan Ministry of Health and Welfare (“MOHW”). The Taiwan Food and Drug Administration (“TFDA”) under the MOHW is in charge of the administration, inspection and testing of pharmaceutical products (including drugs and medical devices). Companies that plan to import drugs into or manufacture drugs in Taiwan must receive a prior drug permit license from MOHW and comply with other applicable laws and regulations in Taiwan. Sale of drugs in Taiwan is also subject to applicable laws and regulations. The drug development and marketing process in Taiwan mainly involves preclinical tests, clinical trials, manufacturing and post-market monitoring. The said process is subject to scrutiny and/or approval by the TFDA, such as IND, approval (which must be approved by the TFDA before human clinical trials may begin) and NDA approval. Additionally, according to the PAA, unless otherwise announced by the MOHW, for purposes of pharmaceutical products manufacture, the factory facilities, equipment, organization and personnel, production, quality control, storage, logistics, handling of customer complaints, and other matters requiring compliance shall comply with the Pharmaceutical Good Manufacturing Practice Regulations; the manufacture may only begin after the MOHW has completed its inspection and granted approval and the pharmaceutical products manufacture license has been obtained. After marketing, the pharmaceutical products are still subject to applicable and regulations For instance, with respect to the post-marketing monitoring, a manufacturer or an importer of a new drug defined under the PAA shall collect safety information on drug use available both domestically and abroad during the safety monitoring period; in addition to making report following the Regulations Governing the Reporting of Severe Adverse Reactions of Medicines, such manufacturer or an importer shall also file periodic safety update report to MOHW within the specified time period.

People’s Republic of China

In the People’s Republic of China (excluding Hong Kong, Macau and Taiwan), no determination has yet been made as to whether NBTXR3 will be classified as a drug or medical device for regulatory purposes.

If NBTXR3 is classified a drug, a market approval is required for its development and commercialization. Extensive data derived from preclinical laboratory tests and studies meeting the requirements of Chinese law are required to support the granting of approval by the National Medical Product Administration (“NMPA”) for a new drug product to proceed with clinical trials. If clinical trials sufficiently establish that the product is safe and effective, the NMPA will issue approval for the product to be marketed. Similar to the United States and the EU, the process for obtaining such marketing approval is lengthy, although the Chinese government has recently made efforts to reduce the time required and to streamline the process. After obtaining marketing approval, the marketing approval holder must conduct post-marketing approval studies to closely monitor the use of the product for purposes of reporting its demonstrated safety and efficacy to the NMPA. Further, the marketing approval holder must closely monitor any adverse events or product quality issues, and disclose any such events or issues to the NMPA, as well as potentially to other government agencies and the public. An overseas entity must appoint a domestic agent in assisting it to apply for market approval in China, and the approval holder and its domestic agent will be jointly liable for the aforementioned obligations.

If NBTXR3 is classified a medical device, clinical evaluation is required to prove its safety and effectiveness for proceeding with recordation or registration. The clinical evaluation could be clinical trials or analysis on clinical literatures and materials, depending on the product features, clinical risks, existing clinical data and other information. If it is further classified as a Class I medical device (with low risk level), recordation with the NMPA would suffice and no approval is required. If it is classified as a Class II or III medical device (with moderate or high risk level), registration with the NMPA will be required. Prioritized examination and approval would likely to be granted to an innovative medical device to shorten the timeframe for getting market approval. For overseas recordation/registration holder to import its product into China, it must appoint a domestic agent in assisting it to apply for device recordation/registration in China, and the holder and the domestic agent will be jointly liable for the safety and effectiveness during whole life cycle of a medical device including on quality management, post marketing research and risks management, adverse event monitoring and re-evaluation, product recall systems and other obligations as provided by the Chinese law.

Japan

In Japan, NBTXR3 is classified as a drug.

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

The following chart shows our organizational structure as of December 31, 2021:

Subsidiary Name	Jurisdiction of Organization	Ownership & Voting Interest Held by Nanobiotix S.A.
Nanobiotix Corp.	Delaware	100% (held directly)
Nanobiotix Germany GmbH	Germany	100% (held directly)
Nanobiotix Spain S.L.U	Spain	100% (held directly)
Curadigm S.A.S.	France	100% (held directly)
Curadigm Corp.	Delaware	100% (held indirectly through Curadigm S.A.S.)

Nanobiotix also has a Swiss branch (succursale) in Lausanne (Switzerland).

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

Our approximately 1,195 square meter manufacturing facility is located in the Villejuif BioPark, a scientific research and innovation center just outside of Paris, France. The lease for the facility began on July 1, 2017 for a term of nine years, expiring on June 30, 2029. The facility, which we opened in November 2017, expanded our potential production capacity with the aim to produce NBTXR3 for our current and contemplated clinical trials and the initial commercial phase. We have designed our manufacturing process to implement in a timely manner further set-up of in-house additional production lines.

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

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless otherwise indicated or the context otherwise requires, references in this Operating and Financial Review and Prospects to “Nanobiotix,” or the “Company” refer to Nanobiotix S.A. and its consolidated subsidiaries. All references to “$,” “dollars” and “USD” mean U.S. dollars and all references to all references to “€” and “euros” mean euros.

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

Financial Overview

The following selected statement of consolidated operations data for the years ended December 31, 2021, 2020 and 2019 and the selected statement of consolidated financial position data as of December 31, 2021 and December 31, 2020 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB.

The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes beginning on page F-1 of this Annual Report, as well as the sections titled “Operating And Financial Review And Prospects” included elsewhere in this Annual Report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the year ended December 31,
(in thousands of Euros)	2021	2020	2019
Statement of consolidated operations data:
Revenues	10	50	68
Other income	2,637	2,462	2,473
Total revenues and other income	2,647	2,512	2,541
Research and development expenses	(30,378)	(24,330)	(30,411)
Selling, general and administrative expenses	(19,434)	(14,611)	(18,909)
Other operating income and expenses	(5,414)	—	—
Total operating expenses	(55,226)	(38,941)	(49,320)
Operating income (loss)	(52,579)	(36,428)	(46,779)
Financial income	6,360	201	837
Financial expenses	(780)	2,646	(4,970)
Financial income (loss)	5,580	2,847	(4,133)
Income tax	(5)	(9)	(3)
Net loss for the period	(47,003)	(33,590)	(50,915)
Basic loss per share (euros/share)	(1.35)	(1.38)	(2.35)
Diluted loss per share (euros/share)	(1.35)	(1.38)	(2.35)

	As of December 31,
(in thousands of Euros)	2021	2020
Statement of consolidated financial position data:
Cash and cash equivalents	83,921	119,151
Total assets	101,769	134,030
Total shareholders’ equity	26,790	70,468
Total non-current liabilities	38,134	44,522
Total current liabilities	36,845	19,041

Operation Overview

We are a clinical stage biotechnology company focused on developing, first-in-class product candidates that use our proprietary nanotechnology to transform cancer treatment by increasing the efficacy of radiotherapy.

Our lead product candidate NBTXR3, is an aqueous suspension of functionalized, crystalline hafnium oxide nanoparticles designed for injection directly into a malignant tumor and is activated by radiotherapy (“RT”). When exposed to ionizing radiation, NBTXR3 amplifies the localized intratumor killing effect of that radiation and may also prime adaptive immune response and create long-term anti-cancer memory. NBTXR3 is designed to enhance the overall efficacy of radiotherapy without resulting in additional side effects on the surrounding healthy tissues. Given the physical mechanism of action, we believe that NBTXR3 could be developed as a tumor-agnostic treatment targeting all solid tumors that are treated with radiotherapy and across therapeutic combinations, including immune checkpoints inhibitors.

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

Our pioneering approach uses nanophysics to bring a physical mode of action to destroy cancer cells. Unlike traditional chemotherapies or biologics, NBTXR3 has a broadly applicable mechanism of action that we believe to have the potential to be used in the treatment of all solid tumor types in conjunction with radiotherapy. The nanoparticles have a high electron density, which allows a tumor that contains NBTXR3 to absorb more energy than could otherwise be absorbed by the cancer cells alone. This controlled concentration of energy leads to greater localized cancer cell destruction. When exposure to radiation ceases, the nanoparticles return to their inactive, inert state. However, the subsequent effect of improved physical cell destruction may allow for a greater exposition of tumor antigens in the microenvironment. Preclinical data and early data from our ongoing clinical studies both suggest that NBTXR3 activated by radiation therapy may allow for the priming of the immune system. This priming effect, if validated through further clinical testing, may be due to the activation of complex causal mechanisms, referred to as pleiotropic biological pathways, and increased exposition of antigens resulting in the activation of a patient’s own immune cells to destroy cancer cells in the body. We believe that NBTXR3’s novel mechanism of action and effect, when activated, on the tumor microenvironment could enable better local control of tumors and may potentially enhance systemic control of tumors.

As of December 31, 2021, NBTXR3 has been administered to approximately 300 patients. Given our focus areas, and balanced against the scalable potential of NBTXR3, we have engaged in a strategic collaboration strategy with large and reputable partners to expand development of the product candidate in parallel with our priority development pathways, as discussed under the caption “—NBTXR3 Development Pipeline” below. In 2018 we entered into a broad, comprehensive clinical research collaboration with MD Anderson to sponsor several Phase I and Phase II studies in the United States to evaluate NBTXR3 across tumor types and therapeutic combinations, with a total of approximately 340 patients expected to be enrolled across these clinical trials. Five clinical trials under this collaboration—a Phase I study in patients with locally advanced or borderline resectable pancreatic cancer, a Phase I study in patients with esophageal cancer, a Phase I study in patients with non-small cell lung cancer and two Phase II studies in patients with head and neck cancer in combination with anti-PD-1—have commenced enrollment. In May 2021, we entered into a collaboration agreement with LianBio to develop and commercialize NBTXR3 in key countries in Asia, including Mainland China, Taiwan and South Korea, pursuant to which LianBio has undertaken to contribute to enrollment in five global registrational studies for NBTXR3.

We were founded as a spin-off from the State University of New York, Buffalo in 2003. Team members at Nanobiotix, including our founder, Laurent Levy, have nearly two decades of experience developing Nanobiotix’s technology and we believe we are a pioneer and leader in the field of nanomedicine. We have built an integrated, multidisciplinary team that combines expertise in physics, biology and medicine. We believe that our unique expertise in nanotechnology will provide us with opportunities to expand our product pipeline and to advance the development of our product candidates, either on our own or in collaboration with third parties. Our corporate headquarters and manufacturing facilities are located in Paris, France, with U.S. operations in New York City, New York and Cambridge, Massachusetts.

As of December 31, 2021, we had cash and cash equivalents of €83.9 million. See “—Liquidity and Capital Resources” below for additional information. For the years ended December 31, 2021 and 2020, we had de minimis revenue. We have not generated significant revenues to date from product sales or royalties, and we do not expect to generate significant revenues from product sales or royalties unless and until our product candidates are approved for marketing and are successfully commercialized. Historically, we have financed our operations and growth through issuances of new shares, refunds of research tax credits, conditional advances and grants awarded by governmental agencies, as well as bank loans from time to time. From our inception in 2003 through December 31, 2021, we have received more than €324.4 million in financing in the form of external fundraising, loans and repayable advances. See ‘‘—Liquidity and Capital Resources’’ below for additional information.

Since our inception, we have recorded operating losses every year, due primarily to research and development expenses incurred in connection with our efforts to advance our development program for NBTXR3. Our net losses were €47.0 million, €33.6 million and €50.9 million for the years ended December 31, 2021, 2020 and 2019, respectively. Our net losses may fluctuate significantly from year to year, depending on the timing of our clinical trials and our expenditures on other research and development activities. We anticipate that our expenses and capital requirements will increase substantially in connection with our ongoing activities, as we:

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

Although it is difficult to predict future liquidity requirements, we expect that our existing cash and cash equivalents as of December 31, 2021 will be sufficient to fund our current operations through the second quarter of 2023. However, this estimate is based on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will need additional capital to pursue preclinical and clinical activities, obtain regulatory approval for, and to commercialize our product candidates. Our ability to successfully transition to profitability will be dependent upon achieving a level of revenues adequate to support our cost structure. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

We operate in a single operating segment for accounting purposes. The audited consolidated financial statements have been prepared in accordance with IFRS, International Accounting Standards (“IAS”), as issued by the International Accounting Standards Board (“IASB”), as well as interpretations issued by the IFRS Interpretations Committee (“IFRS-IC”) and the Standard Interpretations Committee (the “SIC”), which application is mandatory as of January 1, 2021. The audited consolidated financial statements are also compliant with IFRS as adopted by the EU.

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

The exact timing of delays and overall impact of the COVID-19 pandemic to our business, preclinical studies, clinical trials and manufacturing facility is currently unknown, and we are monitoring the pandemic as it continues to rapidly evolve. The overall impact to our business will be dependent on future developments, which are highly uncertain and difficult to predict. See Part II, Item 3D. “Risk Factor” of this Annual Report.

Financial Operations Overview

Revenues and Other Income

Revenues

Our limited revenues during the years ended December 31, 2021, 2020 and 2019 have been derived mainly from the charging-back of external contract research organization costs that we incurred on behalf of PharmaEngine in connection with development support received as part of our license and collaboration agreement with PharmaEngine. In March 2021, we entered into a Termination and Release agreement, pursuant to which we and PharmaEngine agreed to discontinue our collaboration.

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

Other Operating Income (Loss)

Other operating income (loss) relates to payments totalling $6.5 million (€5.4 million converted at the exchange rate on the payment date) to PharmaEngine in accordance with the termination and release agreement signed between the parties.

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

•Revenue Recognition - license and collaboration agreement with PharmaEngine (see Notes 4.1 and 15)
•Share-Based Payments (see Notes 3.2 and 17)
•Clinical Trial Accruals (see Notes 3.2 and 13.1)
•Fair Value of Financial Liabilities – EIB Loan and associated royalty agreement (see Notes 4.2 and 12).

A. Operating results

We have one operating segment, which is the research and development of product candidates that use proprietary nanotechnology to transform cancer treatment.

Comparison of the years ended as of December 31, 2021, 2020 and 2019

Our results of operations for the years ended as of December 31, 2021, 2020 and 2019 are summarized in the table below:

	For the year ended December 31,
(in thousands of euros)	2021	2020	2019
Revenues and other income
Revenues	10	50	68
Other income	2,637	2,462	2,473
Total revenues and other income	2,647	2,512	2,541
Research and development expenses	(30,378)	(24,330)	(30,411)
Selling, general and administrative expenses	(19,434)	(14,611)	(18,909)
Other operating income and expenses	(5,414)	—	—
Total operating expenses	(55,226)	(38,941)	(49,320)
Operating income (loss)	(52,579)	(36,428)	(46,779)
Financial income	6,360	201	837
Financial expenses	(780)	2,646	(4,970)
Financial income (loss)	5,580	2,847	(4,133)
Income tax	(5)	(9)	(3)
Net loss for the period	(47,003)	(33,590)	(50,915)

Revenues and Other Income

Revenues and other income increased by 135 thousand, or 5%, from €2.5 million for the years ended December 31, 2020 to €2.6 million for the year ended December 31, 2021. For the years ended December 31, 2020 and 2019, the revenues and other income were stable at €2.5 million.

The components of our revenues and other income are set forth in the table below:

	For the year ended December 31,
(in thousands of euros)	2021	2020	2019
Services	5	50	40
Other sales	5	—	28
Total revenues	10	50	68
Research tax credit	2,490	1,927	2,437
Subsidies	126	526	20
Other	21	10	17
Total other income	2,637	2,462	2,473
Total revenues and other income	2,647	2,512	2,541

Revenues

All of our revenues for the years ended December 31, 2021, 2020 and 2019 were derived from the chargeback of external contract research organization costs in connection with development support provided to PharmaEngine as part of our license and collaboration agreement.

Other income

Other income remained relatively stable between the year ended December 31, 2021 and the year ended December 31, 2020. The research tax credit increased by €563 thousand from €1.9 million for the year ended December 31, 2020 to €2.5 million for the year ended December 31, 2021, mainly due to an increase in eligible expenditures.
The decrease of €400 thousand in subsidies, from €526 thousand for the year ended December 31, 2020 to €126 thousand for the year ended December 31, 2021, is mainly due to the €312 thousand provided by the French State as part of the ‘‘partial unemployment measure’’ in 2020 (see below).

The decrease in other income for the year ended December 31, 2020 was primarily attributable to the amounts provided by the French State as part of the ‘‘partial unemployment measure’’, a national plan allowing companies facing economic challenges posed by the COVID-19 pandemic to receive approximately 84% of specific employees’ net salaries from the French State. These subsidies were granted to us and to our subsidiary Curadigm and amounted to €312 thousand. Subsidies also included the Deep Tech Funding (defined below), €187 thousand of which was recognized as other income in the year ended December 31, 2020.

Subsidies increased by €506 thousand from 2019 to 2020, amounting to €526 thousand for the year ended December 31, 2020.

Research and Development Expenses

Research and development expenses for the years ended December 31, 2021, 2020 and 2019 are summarized below:

	For the year ended December 31,
(in thousands of euros)	2021	2020	2019
Purchases, sub-contracting and other expenses	(19,562)	(12,734)	(16,804)
Payroll costs (including share-based payments)	(9,605)	(10,306)	(11,980)
Depreciation, amortization and provision expenses	(1,211)	(1,290)	(1,627)
Total research and development expenses	(30,378)	(24,330)	(30,411)

The total amount of expenses incurred with respect to research and development activities increased by €6.1 million, or 25.0%, from €24.3 million for the year ended December 31, 2020 to €30.4 million for the year ended December 31, 2021. This net increase was mainly due to:

•Purchases, sub-contracting and other expenses increased by €6.8 million, or 54% for the year ended December 31, 2021 as compared with the same period in 2020. This reflects the increase of the clinical development activities, especially our clinical trial NANORAY-312; and
•a decrease of €0.7 million, or 6.8%, in payroll costs, which was mainly due to a change in the mix and in the location of research and development staff. As of December 31, 2021, our workforce included 75 research and development staff as compared with a total of 66 as of December 31, 2020; and
•a decrease of €79 thousand in depreciation, amortization and provision expenses primarily due to the application of the IFRS 16 standard.

The total amount of expenses incurred with respect to research and development activities decreased by €6.1 million, or 20.0%, from €30.4 million for the year ended December 31, 2019 to €24.3 million for the year ended December 31, 2020. This net decrease was mainly due to:

•Purchases, sub-contracting and other expenses decreased by €4.1 million, or 24% for the year ended December 31, 2020 as compared with the same period in 2019. This reflects the Company’s endeavor to decrease costs while maintaining clinical trials development during the COVID-19 pandemic;
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

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses for the years ended December 31, 2021, 2020 and 2019 are summarized below:

	For the year ended December 31,
(in thousands of euros)	2021	2020	2019
Purchases, fees and other expenses	(9,638)	(6,482)	(9,435)
Payroll costs (including share-based payments)	(9,379)	(7,789)	(9,205)
Depreciation, amortization and provision expenses	(417)	(340)	(270)
Total SG&A expenses	(19,434)	(14,611)	(18,909)

Our SG&A expenses increased by €4.8 million, or 33.0%, from €14.6 million for the year ended December 31, 2020 to €19.4 million for the year ended December 31, 2021. This was primarily due to:

•an increase in purchases, fees and other expenses of €3.1 million or 48.7%. This variation reflects two main impacts, first the legal expenses relating to partnership agreements as well as consulting fees, legal and compliance expenses as a result of being a US public company. The second main impact relates to recruitment expenses; and
•an increase of €1.6 million or 20.4% in payroll costs due to a change in the mix and location changes of SG&A staff (more US based employees). At December 31, 2021 we employed 25 SG&A staff as compared with 24 as of December 31, 2020.

Depreciation, amortization and provision expenses increased from €340 thousand in 2020 to €417 thousand in 2021, primarily due to the to the extension of Villejuif leases.

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

Depreciation, amortization and provision expenses increased from €270 thousand in 2019 to €340 thousand in 2020, primarily due to the additional amortization of facility leases in Paris (Oberkampf road and Faubourg Saint Antoine road).

Operating Income (Loss)

Our operating loss increased by €16.2 million, or 44.3%, from €36.5 million for the year ended December 31, 2020 to €52.6 million for the year ended December 31, 2021. This increase is mainly due to our efforts on our clinical trial development priorities (312 study), along with the expense of €5.4m pursuant to the termination and release agreement with PharmaEngine.

At December 31, 2021, our workforce totaled 100 employees, which is 10 positions more than the 90 employees for the same period in 2020.

Our operating loss decreased by €10.4 million, or 22.1%, from €46.8 million for the year ended December 31, 2019 to €36.4 million for the year ended December 31, 2020. This decrease is mainly due to our efforts to reduce SGA expenses during the COVID-19 pandemic, along with the changes to other income and research and development expenses.

At December 31, 2020, our workforce totaled 90 employees, which is 20 positions less than the 110 employees for the same period in 2019.

Net Financial Income (Loss)
Net financial income changed by €2.7 million, from a €2.8 million income for the year ended December 31, 2020 to an income of €5.6 million for the year ended December 31, 2021. The increase was primarily attributable to the increase in foreign exchange gains as a result of gross proceeds of our global offering, which included our U.S. initial public offering in a US dollar bank account.

Net financial income changed by €7.0 million, from a €4.1 million loss for the year ended December 31, 2019 to an income of €2.8 million for the year ended December 31, 2020. The increase was primarily attributable to the positive impact of a €4.8 million decrease in interest costs resulting from our updating of the EIB estimated loan royalties, for the year ended December 31, 2020 compared to a €4.4 million interest expense for the year ended December 31, 2019, partially offset by a €1.5 million increase in foreign exchange losses. The increase in foreign exchange losses was driven primarily by our retention of $113.3 million from the gross proceeds of our global offering, which included our U.S. initial public offering in a US dollar bank account. (€72.0 million as of December 31, 2020), and the impact associated with the closing of a bank account.

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
As noted above, we drew the initial tranche in October 2018 and the second tranche in March 2019. The terms of the EIB loan provide for a final €10.0 million third tranche if we satisfy the applicable performance criteria prior to July 26, 2021. The disbursement of the third tranche is dependent on two conditions: (i) obtaining the CE mark for NBTXR3 and achieving the primary endpoint of the pivotal Phase III clinical trial for NBTXR3 in the treatment of locally advanced head and neck cancers and (ii) our raising of new equity financing, which was achieved with our April 2019 capital increase. The deadline for the satisfaction of the requisite performance criteria, which was initially July 26, 2020, was extended to provide an additional year to satisfy the performance conditions and draw the third tranche. If drawn, the third tranche would be repayable in semi-annual installments after a one-year grace period, through the date that is five years after disbursement. As the conditions were not met by July 31, 2021, the Company will not request the final tranche of the EIB loan.

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

PGE Loans

The HSBC PGE Loan is 90% guaranteed by the French State and had an initial 12-month term during which it bore no interest. At the end of this initial term, we (1) paid a guarantee fee equal to 0.25% of the €5 million principal amount and (2) elected to amortize the principal amount of the loan over a period of five years during which the HSBC PGE Loan will bear interest at a rate of 0.50% per annum for the first two years of amortization and 1% per annum for the third, fourth and fifth year of amortization. The HSBC PGE Loan must be repaid upon the occurrence of customary events of default.

The Bpifrance PGE Loan has a six-year term and is 90% guaranteed by the French State. The Bpifrance PGE Loan bears no interest for the first 12-month period but, following such 12-month period and for the subsequent five years, bore an interest rate of 2.25% per annum, inclusive of an annual State guarantee fee of 1.61% per annum. The principal and interest of the Bpifrance PGE loan will be repaid in 20 quarterly installments from October 31, 2021 until July 26, 2026. The Bpifrance PGE Loan must be repaid upon the occurrence of customary events of default.

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

Curadigm’s €1.0 million financing agreement under Bpifrance’s Deep Tech program (the “Deep Tech Grant”), which supports Curadigm’s development of Nanoprimer technology, comprises (i) a €500 thousand conditional advance, the first €350 thousand of which was funded at signing and the remainder of which will be funded upon completion of a project related to a nanomedicine therapy, at our request, and (ii) a €500 thousand grant, the first €350 thousand of which was funded at signing and the remainder of which will be funded upon completion of a project related to a nanomedicine therapy, at our request. Curadigm received (i) €350 thousand of the €500 thousand conditional advance in June 2020, and (ii) €350 thousand of the €500 thousand grant, €187 thousand of which was recognized as revenue in during the year ended December 31, 2020. The conditional advance component of the financing is repayable each quarter, commencing March 31, 2023 and continuing through December 31, 2027.

Historical Changes in Cash Flows

The table below summarizes our cash inflows and outflows for the years ended December 31, 2021, 2020 and 2019:

	For the year ended December 31,
(in thousands of euros)	2021	2020	2019
Net cash flows from (used in) operating activities	(29,872)	(27,538)	(41,169)
Net cash flows from (used in) investing activities	(242)	(112)	(1,459)
Net cash flows from financing activities	(5,180)	111,769	41,489
Effect of exchange rates changes on cash	64	(63)	29
Net increase (decrease) in cash and cash equivalents	(35,230)	84,056	(1,109)

Cash Flows from / used in operating activities

Our net cash flows used in operating activities was €29.9 million and €27.5 million for the years ended December 31, 2021 and 2020, respectively.

Net cash flows from operating activities for the year ended December 31, 2021 was primarily attributable to:
•€11.5 million in changes in working capital mainly composed of operating expenses reflecting the increase of the clinical development activities, especially driven by the launch of our global Phase III clinical trial for elderly head and neck cancer patients ineligible for platinum-based (cisplatin) chemotherapy (NANORAY-312).

These funds were partially offset by:

•€16.5 million relating to the LianBio upfront payment; and
•€4.9 million of impact of deferred income related to financial liabilities discounting effect.

Cash Flows from / used in investing activities

Our net cash flows used in investing activities was €242 thousand for the year ended December 31, 2021 compared to €112 thousand for the year ended December 31, 2020. The increase of €130 thousand was due to the fixed asset acquisitions.

Cash Flows from / used in financing activities

Our net cash flows from financing activities were €(5.2) million and €111.8 million for the periods ended December 31, 2021 and 2020, respectively. The decrease of €116.9 million was primarily attributable to the €82.9 million of net proceeds, after deducting underwriting commissions and offering expenses, from our U.S. initial public offering in December 2020 and the €20.0 million of gross proceeds received in July 2020 as a result of a capital increase from a private placement of ordinary shares.

The carrying value and activity of our repayable advances and loans is as follows:

(in thousands of euros)	Bpifrance advance	Interest-free Bpifrance loan	EIB Loan	Curadigm Bpifrance advance	HSBC “PGE”	Bpifrance “PGE”	Total
As of January 1, 2020	2,165	1,210	34,746	—	—	—	38,121
Principal received	—	—	—	350	5,000	5,000	10,350
Impact of discounting and accretion	19	14	(1,736)	(65)	14	34	(1,720)
Accumulated fixed interest expense accrual	32	—	1,731	—	7	10	1,780
Accumulated variable interest expense accrual	—	—	(4,789)	—	—	—	(4,789)
Repayment	—	(250)	(700)	—	—	—	(950)
As of December 31, 2020	2,216	974	29,251	285	5,020	5,044	42,790
Principal received	—	—	—	—	17	(14)	3
Impact of discounting and accretion	17	19	(5,817)	16	26	120	(5,619)
Accumulated fixed interest expense accrual	32	—	1,758	—	(33)	(112)	1,645
Accumulated variable interest expense accrual	—	—	4,214	—	—	—	4,214
Repayment	—	(500)	(3,033)	—	—	—	(3,533)
As of December 31, 2021	2,266	493	26,374	300	5,030	5,038	39,501

Leases liabilities

We adopted IFRS 16 - Leases using the ‘‘modified retrospective method’’ starting on January 1, 2019 and recorded rights of use assets and lease liabilities for the amounts of the discounted lease payments outstanding for the remainder of our leases. The amount of the lease liabilities on initial recognition was €5.6 million, without impact on future cash payments in connection with the outstanding leases as of January 1, 2019. During the year ended December 31, 2021, net lease liabilities increased by €0.1 million to €6.5 million since December 31, 2019. See Note 12.2 of our consolidated financial statements for details regarding the lease liabilities.

Liquidity agreement

Consistent with customary practices in the French securities market, in 2012 we entered into a liquidity agreement with Gilbert Dupont, an investment company in France, which agreement authorizes Gilbert Dupont to carry out market purchases and sales of our shares on the regulated market of Euronext in Paris in order to provide liquidity for the trading market, such agreement has been amended on November 30, 2018. During the year ended December 31, 2020 and the year ended December 31, 2021, we did not contribute any cash or additional ordinary shares to the liquidity account. The cash and the value of the ordinary shares held in the liquidity account are classified in other non-current financial assets in our statement of consolidated financial position. As of December 31, 2021, a total of 15,456 ordinary shares and €97 thousand were allocated to the liquidity account with Gilbert Dupont. As of December 31, 2020, a total of 12,970 ordinary shares and €47 thousand, compared to 15,723 ordinary shares and €147 thousand as of December 31, 2019, were allocated to the liquidity account with Gilbert Dupont. The liquidity agreement has an automatically renewable term of one year unless otherwise terminated by either party.

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

Capital Expenditures

	For the year ended December 31,
(in thousands of euros)	2021	2020	2019
Increases in software and other intangible assets	5	11	353
Increases in property, plant, and equipment	228	96	1,091
Total increases in capital expenditures	233	107	1,444

For the year ended December 2021, our capital expenditures were comprised primarily of €73 thousand related to acquisitions of technical equipment and €53 thousand of new office and IT equipment.

For the year ended December 2020, our capital expenditures were comprised primarily of €42 thousand related to acquisitions of technical equipment and €37 thousand of new office and IT equipment.

For the year ended December 2019, our capital expenditures were comprised primarily of €292 thousand related to the implementation of a new human resources software and of €815 thousand related to improvements to our new office facilities.

C. Research and development, patents and licenses

Our research and development teams utilize our deep expertise to contribute to the growth of our business. In the years ended December 31, 2021, 2020 and 2019, we incurred expenses €30.4 million, €24.3 million and €30.4 million, respectively, on research and development. For a discussion of our research and development activities, see “Item 4B - Business Overview” and “Item 5A -Operating Results.”

D. Trend information

For a discussion of trends, see “Item 4B. Business Overview,” “Item 5A - Operating Results” and “Item 5B - Liquidity and Capital Resources.” Other than as disclosed in these sections, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Not applicable.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Corporate Governance

We have a two-tier corporate governance system consisting of an executive board (directoire), which is responsible for managing the Company and a supervisory board (Conseil de Surveillance), which oversees the executive board.

Executive Board and Supervisory Board Members

The following table sets forth information regarding our executive board members and supervisory board members. The address for our supervisory board members and executive board members is 60, rue de Wattignies, 75012 Paris, France.

Name	Age	Position(s)
Executive Board Members:
Dr. Laurent Levy, Ph.D.	50	Chairman of the Executive Board and Co-founder (Principal Executive Officer)
Mr. Bart Van Rhijn	49	Chief Financial Officer (Principal Financial Officer)
Ms. Anne-Juliette Hermant	47	Chief People Officer
Supervisory Board Members:
Dr. Gary Phillips	56	Chairman
Ms. Anne-Marie Graffin	60	Vice Chairwoman
Dr. Alain Herrera, M.D.	71	Member
Mr. Enno Spillner	52	Member
Mr. Christophe Douat	57	Observer

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
Mr. Bart Van Rhijn has served as our Chief Financial Officer and as an executive board member since June 2021. Mr. Van Rhijn joins Nanobiotix after nearly 3 years as chief financial officer at Servier Pharmaceuticals, LLC (“Servier US”), from September 2018 through May 2021. Prior to Servier US, he served as Head of Finance of the US Prescription Business of Galderma from May 2015 through August 2018. Mr. Van Rhijn has also held leadership roles in other prominent organizations in Europe and North America, including Philips, where he has served in Head of Tax, Senior Director of Mergers and Acquisitions, and Head of Finance positions. Prior to that, Mr. Van Rhijn was a tax consultant at PricewaterhouseCoopers from 1997 to 1999. Mr. Van Rhijn brings 23 years of experience in consultancy, technology, and life sciences industries, including extensive experience in global financial management, business development and pharmaceutical commercialization. Mr. Van Rhijn received master’s degrees in Civil Law and Tax Law at Leiden University, The Netherlands, obtained his MBA with honors from Babson’s Olin School of Management, and his Certified Management Accountant (CMA) certification from the Institute of Management Accounts. In addition, Mr. Van Rhijn serves on the Advisory Board of a Boston-based healthcare start-up, is a venture partner at an emerging technology fund and co-founder of a podcasting hosting and production start-up.

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

On June 1, 2021, Mr. Bart Van Rhijn succeeded Mr. Philippe Mauberna as the Company's Chief Financial Officer and as a member of the executive board. Mr. Mauberna stepped down from those roles on May 31, 2021.

The following is a brief summary of the business experience of the members and observer of our supervisory board.
Dr. Gary Phillips has served as Chairman of our supervisory board since May 2021. Dr. Phillips has over 20 years of experience in the pharmaceutical and healthcare industries, leading commercial operations, clinical medicine, business strategy and development functions. Dr. Phillips serves as the president and chief executive officer of OrphoMed, Inc. in the United States. Before joining OrphoMed in 2018, Dr. Phillips worked with Mallinckrodt Pharmaceuticals, where he had served as Executive Vice President and Chief Strategy Officer since 2013. Prior to that role, he was Head of Global Health & Healthcare Industries at the World Economic Forum, served as President of Reckitt Benckiser Pharmaceuticals North America (now Indivior), and held dual roles as President, U.S. Surgical and Pharmaceuticals and Global Head of Pharmaceuticals at Bausch & Lomb. In addition, Dr. Phillips has served in executive roles at Merck Serono, Novartis, and Wyeth. Dr. Phillips earned a B.A. in Biochemistry with Summa Cum Laude and Phi Beta Kappa distinctions from the College of Arts and Sciences at the University of Pennsylvania, an MBA from the Wharton School at the University of Pennsylvania, and an M.D. with Alpha Omega Alpha distinction from the School of Medicine at the University of Pennsylvania. Dr. Phillips maintains an active medical license and practiced as a general medicine clinician/officer in the U.S. Navy, from which he was honorably discharged as a lieutenant commander.

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
Mr. Christophe Douat serves as a supervisory board observer and is entitled, in this capacity, to attend all meetings of the supervisory board in a non-voting capacity. Mr. Douat previously served as member of the supervisory board from 2011 until 2017 and from 2006 to 2009 when he was the lead investor. He is currently CEO of Medincell (MEDCL, Euronext), a pharmaceutical company that specializes in drug delivery technologies. Mr. Douat worked at the venture capital company Matignon Investissement & Gestion from 2001 to 2009, where he invested in a broad range of companies, and cofounded Matignon Technologies II, one of Europe’s largest funds specialized in medtech. Mr. Douat is also an alumnus of the Boston Consulting Group. He graduated from École des Mines de Paris, an engineering French “Grande Ecole”, and holds a master’s of science in engineering (U.S.A.) and an MBA (Canada).

Family Relationships

There are no family relationships among any of our executive board members or supervisory board members.

Diversity

The table below provides certain information regarding the Supervisory Board as of the date of this Annual Report.

Supervisory Board Diversity Matrix
Country of Principal Executive Offices:	France
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors and Board Observers	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0
Did Not Disclose Demographic Background	0	0	0	0

We continue to pursue a policy that reflects our commitment to diversity and equality at all levels of the Company. As of the date of this Annual Report, women are represented on both the Supervisory Board and the Executive Board and represent 67% of our total employees.

B. Compensation

Compensation of Supervisory Board and Executive Board Members

The aggregate compensation paid and benefits in kind granted by us to our current executive board members and supervisory board members, including share-based compensation, for the year ended December 31, 2021 was €6,846,376. The total amount set aside or accrued to provide pension, retirement or similar benefits was € 18,025 for the year ended December 31, 2021.

Pursuant to the “say on pay” regime applicable to companies listed on the regulated market of Euronext in Paris, the payment of compensation (whether fixed, variable or exceptional) attributed for a financial year to any member of the supervisory or executive board is subject to approval at the next ordinary general meeting. All payments of variable or exceptional compensation for the year ended December 31, 2021 detailed below are subject to approval at the annual combined shareholders’ meeting to be held to approve the financial statements for the year ended December, 2021.

Executive Board Compensation

The following table sets forth information regarding the compensation earned by our executive board members for service on our executive board during the year ended December 31, 2021.

Name	Fixed Compensation (€)	Bonus (€)	Free Shares (€)	Stock Options (€)	All Other Compensation (€)	Total (€)
Dr. Laurent Levy, Ph.D.	380,000(1)	155,040(3)	2,417,400(4)	763,920(5)	18,025(6)	3,734,385
Ms. Anne-Juliette Hermant	210,000(2)	77,543(3)	1,208,700(7)	254,640(8)	—	1,750,883
Mr. Philippe Mauberna(9)	101,641(10)	25,874(3)	0(11)	—	255,000(12)	382,515
Mr. Bart Van Rhijn	195,715(13)	73,170(3)	—	458,400(14)	—	727,285
(1) Compensation earned for his corporate office (Chairman of the executive board) that was set by the supervisory board.
(2) Compensation earned under an employment agreement.
(3) Reflects compensation earned for the achievement of specified individual criteria (representing 30% of said bonus), as well as company‐wide, performance criteria (representing 50% of said bonus) and the assessment of individual leadership qualities by the supervisory board (representing the remaining 20%) (together, the “strategic goals”). The executive board proposes the strategic goals annually, which are reviewed by the appointments and compensation committee and ultimately approved by the supervisory board. The payment of variable compensation is subject to approval at the annual combined shareholders’ meeting to be held to approve the financial statements for the year ended December 31, 2021.
(4) Reflects the valuation of 180,000 free shares granted during the year ended December 31, 2021.

(5) Reflects the valuation of 180,000 stock options granted during the year ended December 31, 2021.
(6) Reflects the value of premiums paid for an unemployment insurance policy with the Garantie Sociale des Chefs et Dirigeants d’Entreprise.
(7) Reflects the valuation of 90,000 free shares granted during the year ended December 31, 2021.
(8) Reflects the valuation of 60,000 stock options granted during the year ended December 31, 2021.
(9) Mr. Mauberna stepped down as our Chief Financial Officer and executive board member on May 31, 2021, at which time Mr. Van Rhijn was appointed to those roles. See "—Employment Agreement with Bart Van Rhijn“ below for additional information regarding Mr. Van Rhijn’s compensation.
(10) Compensation earned under an employment agreement covering the six months during which Mr. Mauberna served as an employee of the Company.
(11) Reflects the valuation of 1 free share granted during the year ended December 31, 2021.
(12) The Company and Mr. Mauberna mutually agreed to terminate his employment agreement, effective June 30, 2021 and, in this context, entered into a termination agreement on May 19, 2021, the terms of which were approved by the Supervisory Board on April 6, 2021, pursuant to which he was entitled to an exceptional indemnity of €255,000.
(13) Amount converted into euros. Compensation earned under an employment agreement covering the seven months during which Mr. Van Rhijn served as a member of the Executive Board.
(14) Reflects the valuation of 120,000 stock options granted during the year ended December 31, 2021, which lapsed upon Mr. Mauberna’s departure from the Company.
Supervisory Board Compensation

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

The members and observers, if any, of the supervisory board are entitled to compensation within the limits of the global annual amount set at the shareholders’ general meeting. The shareholders’ general meeting held on April 28, 2021 set such compensation to an annual aggregate amount of up to €260,000 for the 2021 financial year and for each subsequent financial year, until a decision to the contrary is made by the shareholders of the Company at an ordinary shareholders' meeting.

The supervisory board determines (within the range of limits set in the shareholders’ meeting) the amount awarded to each member and observer, if any, based on the principles described below:
(i) an amount not exceeding €63,000 may be granted to the Chairman of the supervisory board;
(ii) an amount not exceeding €35,000 may be granted to each member of the supervisory board (excluding the Chairman but including the observer(s), if any);
(iii) an additional amount not exceeding €7,000 may be granted to the chairperson of the appointments and compensation committee; and
(iv) an additional amount not exceeding €15,000 may be granted to the chairperson of the audit committee.

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

The following table sets forth information regarding the compensation earned by our supervisory board members and our supervisory board observer for service on our supervisory board during the year ended December 31, 2021.

Name	Fees earned (€)	Equity Incentives (€)	Total (€)
Mr. Laurent Condomine(1)	26,250	44,303(2)	70,553
Dr. Gary Phillips(3)	36,750	—	36,750
Ms. Anne-Marie Graffin	42,000	—	42,000
Dr. Alain Herrera, M.D.	35,000	—	35,000
Mr. Enno Spillner	50,000	—	50,000
Mr. Christophe Douat	35,000	—	35,000
(1) Mr. Laurent Condomine retired from the supervisory board, effective May 25, 2021, at which time Dr. Gary Phillips was appointed as a member of the supervisory board and elected as its chairman. The fees earned cover the period during which Mr. Laurent Condomine was a member of the supervisory board.
(2) Reflects the valuation of 14,431 warrants (BSA) granted during the year ended December 31, 2021, it being specified that Mr. Laurent Condomine paid the Company a total amount of €42,571.45 for these warrants.
(3) The fees earned cover the period during which Dr. Gary Phillips was a member of the supervisory board

Unemployment Insurance

We purchased officer unemployment insurance (assurance perte d’emploi des dirigeants – GSC) for our Chairman of the executive board, Dr. Laurent Levy, for each of the 2019, 2020 and 2021 fiscal years, at an annual cost of €17,757, €18,025 and €18,025, respectively.

Severance Pay

On May 27, 2004 and July 2, 2013, our supervisory board approved terms for severance pay to be awarded to our Chairman of the executive board, Dr. Laurent Levy. The terms provide that Dr. Levy is entitled to severance pay in either of the following circumstances:

(i) dismissal or non-renewal of executive board membership for any reason other than gross negligence or willful misconduct (“faute lourde” as defined under French case law); or

(ii) resignation within six months following a change of control (within the meaning of Article L. 233-3 of the French Commercial Code) due to a significant reduction in duties and responsibilities or compensation (including fixed compensation, benefits in kind, variable compensation or severance pay) or transfer of workplace to another country, in each case, without consent.

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

Employment Agreement with Bart Van Rhijn

We have entered into an employment agreement with our Chief Financial Officer and member of our executive board, Mr. Bart Van Rhijn, effective June 1, 2021. Under the employment agreement, Mr. Van Rhijn is entitled to an annual base salary of $380,000 and variable compensation in an amount up to 50% of the annual base salary, depending on the achievement of specified performance objectives. The agreement provides for a 12-month non-compete period following the termination of employment. Mr. Van Rhijn is entitled to compensation during the non-compete period at a rate equal to 80% of his annual base salary and variable compensation. Further, the agreement provides for an exclusivity undertaking during the term of the agreement, and a confidentiality undertaking for the term of the agreement and at all times thereafter. This employment agreement may be terminated by both Mr. Van Rhijn subject to a two-week notice period and by us with or without prior notice.

Employment Agreement with Anne-Juliette Hermant

On April 1, 2019, we entered into a permanent employment agreement (contrat à durée indéterminée) with our Chief People Officer and member of our executive board, Ms. Anne-Juliette Hermant. Ms. Hermant was entitled to an annual base salary of €180,000 in 2019, €200,000 in 2020, and €210,000 in 2021,and variable compensation in an amount up to 50% of the annual base salary, depending on the achievement of specified performance objectives. The agreement provides for a 12-month non-compete period following the termination of employment. Ms. Hermant is entitled to monthly compensation during the non-compete period of two-thirds of her gross monthly compensation for her last month of service with us. Further, the agreement provides for an exclusivity undertaking during the term of the agreement, and a confidentiality undertaking for the term of the agreement and 10 years thereafter. This employment agreement may be terminated by both Ms. Hermant and us under the conditions provided for by regulation and the collective labor agreement applicable to the employee, and subject to a three-month prior notice.

Employment Agreement and Termination Agreement with Philippe Mauberna

On May 23, 2013, we entered into a permanent employment agreement (contrat à durée indéterminée), which was amended on April 25, 2019, with our former Chief Financial Officer and member of our executive board, Mr. Philippe Mauberna. Under the employment agreement, Mr. Mauberna was entitled to an annual base salary of €220,000 in 2018 and variable compensation in an amount up to 50% of the annual base salary, depending on the achievement of specified performance objectives. In 2021, Mr. Mauberna was entitled to an annual base salary of €242,000 and variable compensation in an amount up to 50% of the annual base salary, depending on the achievement of specified performance objectives.

Mr. Mauberna stepped down from his role as chief financial officer and executive board member, effective June 1, 2021. In connection with his departure, Mr. Mauberna and the Company entered into a termination agreement on May 19, 2021, the terms of which were approved by the supervisory board on April 6, 2021. Pursuant to this agreement, Philippe Mauberna is in particular entitled to an exceptional indemnity of €255,000. He shall also keep the benefit of his 2021 variable compensation (on a pro rata basis), subject however to the achievement of the performance objectives set by the executive board. In addition, the executive board decided to lift, as from June 30, 2021, the continued service condition to which the exercise or definitive acquisition of all incentive instruments held by Philippe Mauberna are subject, notwithstanding the termination of his positions within the Group, and to accelerate the vesting of the OSA 2020 he holds, enabling Philippe Mauberna to exercise all of them. In order to avoid a negative impact on the Company's share price, Philippe Mauberna agreed that the sale of his shares would be restricted. Finally, as from June 30, 2021, Philippe Mauberna was released from his non-compete undertaking.

Limitations on Liability

Under French law, provisions of our By-laws that limit the liability of directors and officers are ineffective. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liability cannot be indemnified under French law, whether directly by the company or through liability insurance. Such rules apply to executive and supervisory board members.

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

As of December 31, 2021, founders’ warrants, warrants, employee stock options and free shares were outstanding allowing for the issuance or purchase of an aggregate of 3,006,532 ordinary shares (assuming that such instruments’ vesting conditions are met) at a weighted average exercise price, if any, of €11.47 per ordinary share.

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

By way of exception, the executive board decided to lift, the continued service condition to which the exercise of certain founders’ warrants was subject for Mr. Bernd Muehlenweg and Mr. Philippe Mauberna, former members of the executive board, and three of our other employees, notwithstanding the termination of their employment agreements or corporate offices. The executive board also decided to lift for Mr. Muehlenweg, where applicable, the performance conditions to which the exercise of certain founders’ warrants was subject.

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

As of December 31, 2021, the following types of founders’ warrants that we have issued are outstanding:

Grant	BSPCE 2012-2 (1)	BSPCE 08-2013 (1)	BSPCE 09-2014 (1)	BSPCE 2015-01 (1)	BSPCE 2015-03 (1)	BSPCE 2016 (1)	BSPCE 2016 Performance (2)	BSPCE 2017 Ordinary (1)	BSPCE 2017 (1)
Date of the shareholders' meeting	May 4, 2012	June 28, 2013	June 18, 2014	June 18, 2014	June 18, 2014	June 25, 2015	June 25, 2015	June 23, 2016	June 23, 2016
Grant date	December 18, 2012	August 28, 2013	September 16, 2014	February 10, 2015	June 10, 2015	February 2, 2016	February 2, 2016	January 7, 2017	January 7, 2017
Total number of BSPCE authorized	500,000	500,000	450,000	450,000	450,000	450,000	450,000	450,000	450,000
Total number of BSPCE granted	100,000	50,000	97,200	71,650	53,050	126,400	129,250	117,650	80,000
Starting date of the exercise of the BSPCE	December 18, 2012	August 28, 2013	September 16, 2015	February 10, 2016	June 10, 2016	February 2, 2017	February 2, 2016	January 8, 2018	January 7, 2017
BSPCE expiry date (3)	December 18, 2022	August 28, 2023	September 16, 2024	February 10, 2025	June 10, 2025	February 2, 2026	February 2, 2026	January 7, 2027	January 7, 2027
Exercise price per BSPCE	€6.63	€5.92	€18.68	€18.57	€20.28	€14.46	€14.46	€15.93	€15.93
Number of shares subscribed as of December 31, 2021	—	—	—	—	—	333	—	—	—
Total number of BSPCEs lapsed or cancelled as of December 31, 2021	—	—	11,050	3,200	22,700	25,500	28,976	18,150	—
Total number of BSPCEs outstanding as of December 31, 2021	100,000	50,000	86,150	68,450	30,350	100,567	100,274	99,500	80,000
Total number of shares available for subscription as of December 31, 2021	100,000	50,000	86,150	68,450	30,350	100,567	38,170	99,500	80,000
Maximum total number of shares that can be issued	100,000	50,000	86,150	68,450	30,350	100,567	100,274	99,500	80,000
(1) All such BSPCE can be exercised.
(2) The BSPCE 2016-Performance may be exercised as from their date of grant, subject to the achievement of the following targets:
•up to 15% of the BSPCE may be exercised if the number of patients under treatment is at least equal to 200,

•additional 15% of the BSPCE may be exercised if the number of patients under treatment is at least equal to 300,
•additional 30% of the BSPCE may be exercised if the number of patients under treatment is at least equal to 400, and
•the balance, i.e., 40% of the BSPCE, may be exercised if the number of patients under treatment is at least equal to 500. As of December 31, 2021, 30% of the BSPCE 2016-Performance can be exercised, it being specified that, on July 23, 2019, the executive board decided to lift the performance conditions to which the exercise of Mr. Bernd Muehlenweg’s 11,500 BSPCE 2016-Performance was subject. Accordingly, all of Mr. Bernd Muehlenweg’s BSPCE 2016-Performance may be exercised.
(3) See also “—Founders’ Warrants (BSPCE)—Term” and “—Founders’ Warrants (BSPCE)—Change in Control.”

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

Term

The term of warrants granted until June 25, 2015 (inclusive), and those granted from July 27, 2018 onwards is 10 years from the date of grant by the Executive Board.

The term of warrants granted on January 7, 2017 (which lapsed January 7, 2022) and March 6, 2018 is five years from the date of grant.

In addition, unless otherwise decided by our supervisory and executive boards, the warrants granted on January 7, 2017 (which lapsed January 7, 2022) must be exercised within six months from (i) the death or disability of the holder or (i) the termination of the holder from employment with us or any of our affiliates during such 10-year period, failing which the BSAs will lapse.

Change in Control

The terms of the warrants granted on February 10, 2015 and those granted from January 7, 2017 onwards provide that, unless otherwise decided by our supervisory and executive boards, in the event of a Liquidity Event, the right of any holder to exercise outstanding warrants will be accelerated so that all such warrants may be exercised with effect immediately prior to the completion of the relevant Liquidity Event, subject, if applicable, to continued service by the warrant holder. Any warrant not exercised for any reason on or prior to the date of completion of the relevant Liquidity Event will automatically lapse after this date.

The terms of the warrants granted on June 25, 2015 provide their holder with the right to exercise all of his or her warrants in the event of a change of control (i.e., through a merger, a transfer of shares or assets, an operation on share capital or liquidation).

As of December 31, 2021, the following types of warrants that we have issued are outstanding:

Grant	BSA 04-2012 (1)	BSA 2013 (1)	BSA 2014 (1)	BSA 2015-1 (2)	BSA 2015-2(a) (3)	BSA 2015-2(b) (3)	BSA 2016-Ordinary()	BSA 2016-Performance ()	BSA 2016-02 ()
Date of the shareholders' meeting	May 4, 2012	May 4, 2012	June 18, 2014	June 18, 2014	June 18, 2014	June 25, 2015	June 25, 2015	June 25, 2015	June 23, 2016
Grant date	May 4, 2012	April 10, 2013	September 16, 2014	February 10, 2015	June 25, 2015	June 25, 2015	February 2, 2016	February 2, 2016	November 3, 2016
Total number of BSA authorized	200,000	200,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000
Total number of BSA granted	52,500	10,000	14,000	26,000	64,000	6,000	18,103	18,105	8,000
Starting date of the exercise of the BSA	October 23, 2013	April 30, 2014	September 16, 2014	February 10, 2015	June 25, 2015	June 25, 2015	February 2, 2016	February 2, 2016	November 3, 2016
BSA expiry date(15)	May 4, 2022	April 10, 2023	September 16, 2024	February 10, 2025	June 25, 2025	June 25, 2020	February 2, 2021	February 2, 2021	November 3, 2021
Exercise price per BSA	€6.00	€6.37	€17.67	€17.67	€19.54	€19.54	€13.74	€13.74	€15.01
Number of shares subscribed as of December 31, 2021	22,500	—	—	—	—	—	—	—	—
Total number of forfeited or cancelled BSAs as of December 31, 2021	—	4,000	4,000	5,000	—	6,000	18,103	18,105	8,000
Total number of BSAs outstanding as of December 31, 2021	30,000	6,000	10,000	21,000	64,000	—	—	—	—
Total number of shares available for subscription as of December 31, 2021	30,000	6,000	—	—	—	—	—	—	—
Maximum total number of shares that can be issued	30,000	6,000	10,000	21,000	64,000	—	—	—	—

Grant	BSA 2017 (2)	BSA 2018 (4)	BSA 2018-01 (4)	BSA 2018-02 (4)	BSA 2019-1 (2)	BSA 2020 (2)	BSA 2021(a) (5)	BSA 2021(b) (6)
Date of the shareholders' meeting	June 23, 2016	June 14, 2017	June 14, 2017	May 23, 2018	May 23, 2018	April 11, 2019	November 30, 2020	November 30, 2020
Grant date	January 7, 2017	March 6, 2018	March 6, 2018	July 27, 2018	March 29, 2019	March 17, 2020	April 20, 2021	April 20, 2021
Total number of BSA authorized	100,000	116,000	116,000	140,000	140,000	500,000	650,000	650,000
Total number of BSA granted	18,000	18,000	10,000	5,820	18,000	18,000	48,103	30,000
Starting date of the exercise of the BSA	January 7, 2017	March 6, 2018	March 6, 2018	July 27, 2018	March 29, 2019	March 17, 2020	April 20, 2021	April 20, 2021
BSA expiry date(15)	January 7, 2022	March 6, 2023	March 6, 2023	July 27, 2028	March 29, 2029	March 17, 2030	April 20, 2031	April 20, 2031
Exercise price per BSA	€15.76	€13.55	€13.55	€16.10	€11.66	€6.59	€13.47	€13.64
Number of shares subscribed as of December 31, 2021	—	—	—	—	—	—	—	—
Total number of forfeited or cancelled BSAs as of December 31, 2021	—	—	—	—	—	—	33,672	—
Total number of BSAs outstanding as of December 31, 2021	18,000	18,000	10,000	5,820	18,000	18,000	14,431	30,000
Total number of shares available for subscription as of December 31, 2021	—	—	—	—	—	—	—	—
Maximum total number of shares that can be issued	18,000	18,000	10,000	5,820	18,000	18,000	14,431	30,000
(1) All of the BSAs may be exercised, provided that, on the day the BSA is exercised, the relevant holder, when a Supervisory Board member, has attended at least 75% of the Supervisory Board meetings held during the period preceding the exercise of the warrants or, as the case may be, the date the holder ceases to be part of the Group.

(2) All of the BSAs may be exercised, provided that, on the day the BSA is exercised, (i) the relevant holder, when a Supervisory Board member, has attended at least 75% of the Supervisory Board meetings held during the period preceding the exercise of the warrants or, as the case may be, the date the holder ceases to be part of the Group (ii) the market value of a Nanobiotix share shall be at least equal to €40.
(3) All of the BSAs may be exercised, provided that on the day the BSA is exercised, the market value of a Nanobiotix share shall be at least equal to €50.
(4) All BSAs may be exercised, provided that on the day the BSA is exercised, the market value of a Nanobiotix share shall be at least equal to €40.
(5) All outstanding BSAs may be exercised, provided that, on the day the BSA is exercised, (i) the relevant holder has attended at least 75% of the Supervisory Board meetings held during the 12-months preceding the exercise of the warrants or, as the case may be, the date the holder ceases to be part of the Group, and (ii) the recommended dose for two out of the three patient cohorts enrolled in Study 1100 has been determined in order to define the next steps of the immuno-oncology development plan, it being specified that (i) the Executive Board, with the prior approval of the Supervisory Board, shall acknowledge the satisfaction of such condition and (ii) such condition shall automatically be waived in the event of a change of control.
(6) All BSAs may be exercised, subject to the satisfaction of a performance condition to be acknowledged by the Executive Board, with the prior approval of the Supervisory Board.
(7) See also “—Warrants (BSA)—Term” and “—Warrants (BSA)—Change in Control.”

Stock Options (OSA)

We have granted stock options to our employees and the employees of our subsidiaries pursuant to our stock option plans. We currently have two plans, the 2020 Stock Option Plan (“2020 Plan”), which was adopted by our executive board on February 9, 2021 and approved by our shareholders during the annual combined shareholders’ meeting held on April 28, 2021 and the 2021 Stock Option Plan ("2021 Plan"), which was adopted by our executive board on June 21, 2021 and shall be submitted to our shareholders for approval during the next annual combined shareholders' meeting. Our executive board has also previously adopted the 2019 Stock Option Plan, the LLY 2019 Plan, the 2018 Stock Option Plan, the 2017 Stock Option Plan and the 2016 Stock Option Plan (collectively, the “Former Plans” and together with the 2020 Plan and the 2021 Plan, the “Stock Option Plans”).

Stock options may be granted to any individual employed by us or our subsidiaries. Stock options may also be granted to the members of our executive board. Incentive stock options may not be granted to holders of 10% or more of our share capital.

Under French law, the maximum number of shares issuable upon the exercise of outstanding stock options may not exceed one-third of the outstanding share capital on a non-diluted basis as of the grant date. Stock options may be granted under the 2020 Plan and the 2021 Plan until 2024.

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

Unless a longer period is specified in the notice of grant or otherwise resolved by our executive board, an employee stock option shall remain exercisable by the optionee or his or her assigns, to the extent vested, for six months following an optionee’s death, disability or termination from continuous employment with us. In the case of an “Incentive Stock Option” (as such term is defined in the Stock Option Plan), such period cannot exceed three months following an optionee’s termination from continuous employment.

By way of exception, the stock options granted under the LLY 2019 Plan are not subject to any continuous employment condition nor will they lapse in the event of death or disability of the optionee during the exercise period and six months after the death or disability of the optionee. In addition, the executive board decided to lift, for two of our employees and Mr. Philippe Mauberna, former member of the executive board, the continued service condition to which the exercise of their stock options is subject, notwithstanding the termination of their employment agreement. The executive board also decided to extend the exercise period of the vested stock options of an employee having left the Group by two years. In addition, the executive board decided to accelerate, as from June 30, 2021, the vesting of the OSA 2020 Mr. Philippe Mauberna holds, enabling him to exercise all of them, in the context of his departure from the Company.

Change in Control

Pursuant to the Stock Option Plans, in the event of a Liquidity Event, an optionee’s right to exercise his or her employee stock options governed by any such plans will be accelerated (subject, if applicable, to a certain stock price being reached) so that the optionee may exercise all vested and unvested employee stock options immediately prior to the completion of the Liquidity Event. Any employee stock option that is not exercised for any reason on or prior to the completion of the Liquidity Event will automatically lapse.

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

As of December 31, 2021, the following types of stock options that we have issued are outstanding:

Grant	OSA 2016-1 Performance (1)	OSA 2016-2 (2)	OSA 2017 Ordinary (3)	OSA 2018 (4)	OSA 2019-1 (5)	OSA LLY 2019 (6)
Date of the shareholders’ meeting	June 25, 2015	June 23, 2016	June 23, 2016	June 14, 2017	May 23, 2018	April 11, 2019
Grant date	February 2, 2016	November 3, 2016	January 7, 2017	March 6, 2018	March 29, 2019	October 24, 2019
Total number of stock options authorized	450,000	450,000	450,000	526,800	648,000	500,000
Total number of stock options granted	6,400	4,000	3,500	62,000	37,500	500,000
Starting date of the exercise of the stock options	February 2, 2017	November 3, 2017	January 8, 2018	March 7, 2019	March 30, 2021	October 24, 2019
Stock options expiry date(8)	February 2, 2026	November 3, 2026	January 7, 2027	March 6, 2028	March 29, 2029	October 24, 2029
Exercise price per stock option	€13.05	€14.26	€14.97	€12.87	€11.08	€6.41
Number of shares subscribed as of December 31, 2021	—	—	—	—	—	—
Total number of stock options lapsed or cancelled as of December 31, 2021	6,000	—	3,000	10,000	9,250	—
Total number of stock options outstanding as of December 31, 2021	400	4,000	500	52,000	28,250	500,000
Maximum number of shares available for subscription as of December 31, 2021	120	4,000	500	52,000	19,165	—
Maximum total number of shares that can be issued	400	4,000	500	52,000	28,250	500,000

Grant	OSA 2020 (7)	OSA 2021-04 Ordinary (8)	OSA 2021-04 Performance (9)	OSA 2021-06 Performance (10)	OSA 2021-06 Ordinary (11)
Date of the shareholders’ meeting	April 11, 2019	November 30, 2020	November 30, 2020	November 30, 2020	April 28, 2021
Grant date	March 11, 2020	April 20, 2021	April 20, 2021	June 21, 2021	June 21, 2021
Total number of stock options authorized	500,000	850,000	1,000,000	1,000,000	850,000
Total number of stock options granted	407,972	143,200	428,000	60,000	60,000
Starting date of the exercise of the stock options	March 11, 2021	April 20, 2022	April 20, 2022	June 21, 2022	June 21, 2022
Stock options expiry date(12)	March 11, 2030	April 20, 2031	April 20, 2031	June 21, 2031	June 21, 2031
Exercise price per stock option	€6.25	€13.74	€13.74	€12.99	€12.99
Number of shares subscribed as of December 31, 2021	—	—	—	—	—
Total number of stock options lapsed or cancelled as of December 31, 2021	20,516	50,000	30,000	—	—
Total number of stock options outstanding as of December 31, 2021	387,456	93,200	398,000	60,000	60,000
Maximum number of shares available for subscription as of December 31, 2021	122,738	—	—	—	—
Maximum total number of shares that can be issued	387,456	93,200	398,000	60,000	60,000
(1) The OSA 2016-1 Performance may be exercised as from their date of grant, subject to the achievement of the following targets:
•up to 15% of the OSA may be exercised if the number of patients under treatment is at least equal to 200,
•an additional 15% of the OSA may be exercised if the number of patients under treatment is at least equal to 300,
•an additional 30% of the OSA may be exercised if the number of patients under treatment is at least equal to 400, and
•the balance, i.e. 40% of the OSA, may be exercised if the number of patients under treatment is at least equal to 500. As of December 31, 2021, 30% of the OSA 2016-1-Performance, i.e., 120 OSA 2016-1 Performance, can be exercised.
(2) All of the OSA 2016-2 may be exercised.
(3) All of the OSA 2017 Ordinary may be exercised.
(4) All of the OSA 2018 may be exercised.
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
The exercise of the OSA 2020 granted to members of the executive board and one of our employees was also subject to the achievement of positive results in the 1100 study in 2020. The satisfaction of this performance condition was acknowledged by the executive board, with the approval of the supervisory board, on March 17, 2021.By way of exception, on April 6, 2021, the executive board decided to accelerate the vesting of the 60,000 OSA 2020 granted to Philippe Mauberna, a former member of the executive board, effective June 30, 2021, enabling him to exercise all of them.
(8) The OSA 2021-04 Ordinary may be exercised as follows:
• up to one-third of the OSA 2021-04 Ordinary as from April 20, 2022;
• an additional one-third of the OSA 2021-04 Ordinary as from April 20, 2023; and
• the balance, i.e., one-third of the OSA 2021-04 Ordinary as from April 20, 2024, subject to, for each increment, a continued service condition. In addition, the exercise of the OSA 2021-04 Ordinary granted to members of the executive board is subject to the determination of the recommended dose for two of the three patient cohorts enrolled in Study 1100, in order to be able to define the next stage of the development plan in immuno-oncology before April 20, 2022. The satisfaction of this performance condition shall be acknowledged by the executive board with the approval of the supervisory board.
(9) The OSA 2021-04 Performance may be exercised under the following conditions:
• 10% of the OSA 2021-04 Performance may be exercised when the market value of a Nanobiotix share on the regulated market of Euronext in Paris reaches €24;
• an additional 10% of the OSA 2021-04 Performance may be exercised when the market value of a Nanobiotix share on the regulated market of Euronext in Paris reaches €30;
• an additional 40% of the OSA 2021-04 Performance may be exercised when the market value of a Nanobiotix share on the regulated market of Euronext in Paris reaches €40;
• an additional 40% of the OSA 2021-04 Performance may be exercised when the market value of a Nanobiotix share on the regulated market of Euronext in Paris reaches €60; it being specified that (i) among such OSA 2021-04 Performance that may be exercised, and subject to, for each increment, a continued service condition, their holders may only exercise (x) up to 10% of such OSA 2021-04 Performance as from April 20, 2022, (y) an additional 30% of such OSA 2021-04 Performance as from April 20, 2023, and (z) the balance, i.e., 60% of such OSA 2021-04 Performance as from April 20, 2024 and (ii) such additional vesting condition shall be automatically waived in the event of a change of control. In addition, the exercise of the OSA 2021-04 Performance granted to members of the executive board is subject to the determination of the recommended dose for two of the three patient cohorts enrolled in Study 1100, in order to be able to define the next stage of the development plan in immuno-oncology before April 20, 2022.
The satisfaction of this performance condition shall be acknowledged by the executive board with the approval of the supervisory board.
(10) The OSA 2021-06 Performance may be exercised under the following conditions:
• 10% of the OSA 2021-06 Performance may be exercised when the market value of a Nanobiotix share on the regulated market of Euronext in Paris reaches €24;
• an additional 10% of the OSA 2021-06 Performance may be exercised when the market value of a Nanobiotix share on the regulated market of Euronext in Paris reaches €30;
• an additional 40% of the OSA 2021-06 Performance may be exercised when the market value of a Nanobiotix share on the regulated market of Euronext in Paris reaches €40; and
• an additional 40% of the OSA 2021-06 Performance may be exercised when the market value of a Nanobiotix share on the regulated market of Euronext in Paris reaches €60, it being specified that (i) among such OSA 2021-06 Performance that may be exercised, and subject to, for each increment, a continued service condition, their holders may only exercise (x) up to 10% of such OSA 2021-06 Performance as from June 21, 2022, (y) an additional 30% of such OSA 2021-06 Performance as from June 21, 2023 and (z) the balance, i.e., 60% of such OSA 2021-06 Performance as from June 21, 2024 and (ii) such additional vesting condition shall be automatically waived in the event of a change of control. The exercise of the OSA 2021-06 Performance is also subject to the determination of the recommended dose for two of the three patient cohorts enrolled in Study 1100, in order to be able to define the next stage of the development plan in immuno-oncology before June 21, 2022. The satisfaction of this performance condition shall be acknowledged by the executive board with the approval of the supervisory board.
(11) The OSA 2021-06 Ordinary may be exercised as follows:
• up to one-third of the OSA 2021-06 Ordinary as from June 21, 2022;
• an additional one-third of the OSA 2021-06 Ordinary as from June 21, 2023; and
• the balance, i.e., one-third of the OSA 2021-06 Ordinary as from June 21, 2024, subject to, for each increment, a continued service condition. The exercise of the OSA 2021-06 Ordinary is also subject to the determination of the recommended dose for two of the three patient cohorts enrolled in Study 1100, in order to be able to define the next stage of the development plan in immuno-oncology before June 21, 2022. The satisfaction of this performance condition shall be acknowledged by the executive board with the approval of the supervisory board.
(12) See also “ Stock Options (OSA) Term” and “—Stock Options (OSA)—Change in Control.”

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

Our executive board has the authority to modify awards outstanding under our AGA Plans, subject to the consent of the beneficiary if such modification is detrimental to him/her, including the authority to release a beneficiary from the continued service condition during the acquisition period after the termination of the employment, on the continued service condition, see also the paragraph “—Vesting”).

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

Unless otherwise decided by our supervisory and executive boards, the AGA 2019-1 granted on March 23, 2019, the AGA 2020 granted on March 11, 2020 and the AGA 2021 granted on April 20, 2021 are subject to continued service during the acquisition period (i.e., for the AGA 2019-1, until March 29, 2021 for French tax residents and March 29, 2022 for foreign tax residents, for the AGA 2020, until March 11, 2022 and for the AGA 2021, until April 20, 2023), it being specified that, failing such continued service, the beneficiary definitively and irrevocably loses his or her right to acquire the relevant AGA 2019-1 or AGA 2020 or AGA 2021.

In accordance with the AGA Plans, the executive board decided to lift, for three of our employees and Mr. Philippe Mauberna, a former member of the executive board, the continued service condition to which the definitive acquisition of their AGA 2019-1, as applicable, is subject, notwithstanding the termination of their employment agreement.

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

Change In Control

In the event of a Liquidity Event, unless otherwise decided by the executive and supervisory board, all of the free shares shall be completely and definitely acquired:

1.For French tax residents, (i) if the Liquidity Event occurs before or on the first anniversary date of the grant, on such anniversary date, and (ii) if the change of control occurs after the first anniversary of grant, on the date of completion of the Liquidity Event, it being specified that, in both cases, the relevant free shares will then be subject to a holding period until the second anniversary of the grant.
2.For foreign tax residents, if the Liquidity Event occurs before the second anniversary of the grant, on the first anniversary of the grant, it being specified that the relevant free shares will then be subject to a year-long holding period as from their date of acquisition.

As of December 31, 2021, the following types of free shares that we have issued are outstanding:

Grant	AGA 2018-1	AGA 2018-2	AGA 2019-1	AGA 2020	AGA 2021
Date of the shareholders’ meeting	June 14, 2017	May 23, 2018	May 23, 2018	April 11, 2019	November 30, 2020
Grant date	March 6, 2018	July 27, 2018	March 29, 2019	March 11, 2020	April 20, 2021
Total number of free shares authorized	526,800	648,000	648,000	650,000	850,000
Total number of free shares granted	396,250	6,000	438,250	50,000	362,515
Date of acquisition (end of the acquisition period)(6)	(1)(2)	July 27, 2020	(3)	March 11, 2022(6)	April 20, 2023
Duration of the holding period(6)	(1)	1 year	(3)	1 year	1 year
Number of shares acquired as of December 31, 2021	340,583	6,000	369,250	—	—
Total number of free shares lapsed or cancelled as of December 31, 2021	55,667	—	69,000	—	2,003
Total number of free shares outstanding as of December 31, 2021	—	—	—	50,000	360,512
Maximum total number of shares that may be created	—	—	—	50,000	360,512
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
(3) The AGA 2019-1 granted to French tax residents were definitely acquired on March 29, 2021 and were then subject to a one-year holding period which ended on March 29, 2022. The AGA 2019-1 granted to foreign tax residents would have be definitely acquired on March 29, 2022 and would not have been subject to any holding period. However, the AGA 2019‐1 held by foreign tax residents have lapsed as the beneficiaries left the Company before the end of their acquisition period. The acquisition of the AGA 2019-1 granted to members of our executive board was subject to NBTXR3 receiving the CE mark before June 30, 2019. The satisfaction of this performance condition was acknowledged by the executive board on April 27, 2020, with the prior approval of the supervisory board, on April 6, 2020.
(4) The acquisition of the AGA 2020 granted to Ms. Hermant was conditioned upon the achievement of positive results in Study 1100 in 2020. The satisfaction of this performance condition was acknowledged by the executive board, with the prior approval of the supervisory board, on March 17, 2021. The AGA 2020 were definitively acquired on March 11, 2022 and are now subject to a one‐year holding period, ending on March 11, 2023.
(5) The AGA 2021 granted to members of the executive board are conditioned upon the determination of the recommended dose for two out of the three patient cohorts enrolled in Study 1100 in order to define the next steps of the immuno-oncology development plan before April 20, 2022. The satisfaction of this condition must be acknowledged by the executive board, with the prior approval of the supervisory board, before April 20, 2023. Furthermore, the AGA 2021 will be subject to a one-year holding period starting at the end of the two-year acquisition period, i.e. starting April 20, 2023.
(6) See also “—Free Shares (AGA)—Vesting” and “—Free Shares (AGA)—Change In Control.”

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

Name	Current Position	Year of Initial Appointment	Current Term Expiration Year
Dr. Laurent Levy, Ph.D.	Chairman	2004	2024
Mr. Bart Van Rhijn	Member	2021	2024
Ms. Anne-Juliette Hermant	Member	2019	2024

Supervisory Board

The members of the supervisory board exercise control over the management of the executive board. The supervisory board operates pursuant to a separate charter adopted by its members on March 18, 2019.

On an annual basis, the Supervisory Board intends to review the voting results from our annual shareholders’ meeting.

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

Name	Current Position	Year of Initial Appointment	Current Term Expiration Year
Dr. Gary Phillips	Chairman	2021	2023
Ms. Anne-Marie Graffin	Vice Chairwoman	2013	2024
Dr. Alain Herrera, M.D.	Member	2013	2024
Mr. Enno Spillner	Member	2014	2026
Mr. Christophe Douat(1)	Observer	2017	2023
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

Furthermore, the MiddleNext Corporate Governance Code is a reference governance code, as amended in September 2021, published by MiddleNext that is specifically tailored for small and mid-cap companies. Listed companies in France must comply with the corporate governance provisions of general corporate law and may also refer to the recommendations of a reference governance code, such as the MiddleNext Corporate Governance Code. French companies referring to a reference governance code must disclose whether their governance practices deviate from the recommendations set out in such reference code. The MiddleNext Corporate Governance Code sets out the following five criteria to be used to evaluate the independence of supervisory board members, which are characterized by the absence of any significant financial, contractual or family relationship likely to affect a member’s independence of judgment. Each supervisory board member:

•must not be a salaried employee or corporate officer of us or any of our affiliates and must not have held such a position within the last five years;
•must not be in a significant business relationship with us or any of our affiliates (e.g., client, supplier, competitor, provider, creditor, or banker) and must not have been in such a relationship within the last two years;
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

In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33 1/3% of the outstanding shares of the company’s common voting stock. We follow our French home country practice, rather than complying with this Nasdaq rule. Consistent with French law, our By-laws provide that when first convened, general meetings of shareholders may validly deliberate only if the shareholders present or represented hold at least (1) 20% of the shares entitled to vote in the case of an ordinary general meeting or of an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary general meeting. If such quorum required by French law is not met, the meeting is adjourned. There is no quorum requirement under French law when an ordinary general meeting or an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium is reconvened, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When any other extraordinary general meeting is reconvened, the required quorum under French law is 20% of the shares entitled to vote. If a quorum is not met at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months. See the section of this Annual Report titled “Item 10B. Memorandum and Articles of Association.”

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

The Supervisory Board is carefully monitoring trends and developments with respect to corporate social and environmental responsibility issues, and intends to evaluate the Supervisory Board’s oversight of the Company with respect to such issues.

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

The duties specifically assigned to the audit committee by our supervisory board include, but are not limited to:

•monitoring the financial reporting process;
•monitoring the effectiveness of internal control and risk management systems;
•monitoring the legal audit of the annual and consolidated accounts of the statutory auditors;
•making recommendations regarding the selection of our statutory auditors to be appointed by our shareholders, determining their compensation and ensuring their independence;
•making recommendations regarding the selection of any accounting firm, other than our statutory auditors, to be appointed for non-audit services;
•examining our procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, as well as for the confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters; and
•generally advising the supervisory board and making recommendations with respect to all of the areas above.

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

Currently, our audit committee is comprised of two members: Mr. Enno Spillner (chairman and independent member) and Dr. Gary Phillips (independent member), and one observer, Mr. Christophe Douat, who attends in a non-voting capacity. Our supervisory board has determined that Mr. Spillner is an “audit committee financial expert,” as defined by SEC rules and regulations, and that each member qualifies as financially sophisticated under the Nasdaq listing rules.

Our audit committee met five times in 2021. Mr. Laurent Condomine served on the audit committee for the year 2020 and until his retirement on May 25, 2021.

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

Our appointments and compensation committee shall be comprised of at least two members from and appointed by the supervisory board. Currently, our appointments and compensation committee is comprised of three members: Ms. Anne-Marie Graffin (chairwoman), Dr. Alain Herrera and Dr. Gary Phillips.

Our appointments and compensation committee met four times in 2021. Mr. Laurent Condomine served on the appointments and compensation committee for the year 2020 and until his retirement on May 25, 2021.

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

D. Employees

As of December 31, 2021, we had 100 full-time employees. Of our full-time employees 74 are engaged in research and development and 37 hold a doctorate in medicine, pharmacy or science.

As of December 31, 2021, 84 of our employees were located in Europe and 16 of our employees were located in the United States. None of our employees is subject to a collective bargaining agreement.

We consider our relationship with our employees to be good.

E. Share Ownership

For information regarding the share ownership of our Supervisory and Executive Board members, see “Item 6B.Compensation” and “Item 7A. Major Shareholders.”

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 8, 2022 for:

•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
•each of our supervisory board members and executive board members; and
•all of our supervisory board members and executive board members as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of April 8, 2022. The percentage ownership information shown in the table is based upon 34,875,872 ordinary shares outstanding as of April 8, 2022. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to founders’ warrants, warrants and stock options held by that person that are immediately exercisable or exercisable within 60 days of April 8, 2022 (and we have assumed no vesting of outstanding free shares). We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

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

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number	%
5% Shareholders
Entities affiliated with Invus Public Equities, L.P.(1)	3,069,034	8.8
Caisse des Dépôts et consignation(2)	1,921,722	5.5
Baillie Gifford & Co(3)	1,809,326	5.2
Amiral Gestion(4)	1,750,624	5
Supervisory Board and Executive Board Members:
Laurent Levy, Ph.D.(5)	1,142,260	3.28
Anne-Juliette Hermant(6)	81,000	[*]
Bart Van Rhijn	—	[*]
Alain Herrera, M.D.	—	[*]
Christophe Douat(7)	22,500	[*]
Anne-Marie Graffin	—	[*]
Gary Phillips	—	[*]
Enno Spillner	—	[*]
All Supervisory Board and Executive Board members as a group (8 persons)(8)	1,245,760	3.45
* Represents beneficial ownership of less than 1%.
(1) Consists of 2,069,034 ordinary shares and 1,000,000 ADSs. Amounts beneficially owned by entities affiliated with Invus Public Equities, L.P. (“Invus”). Amounts beneficially owned by entities affiliated with Invus were reported pursuant to a Schedule 13G amendment filed with the SEC on February 11, 2022 by such entities. The registered office of the entities affiliated with Invus is 750 Lexington Ave., 30th Floor, New York, NY 10022.
(2) Consists of 1,921,722 ordinary shares

(3) Consists of 409,836 ordinary shares and 1,400,000 ADSs. Amounts beneficially owned by Baillie Gifford & Co were reported pursuant to a Schedule 13G amendment with the SEC on January 26, 2022 by Baillie Gifford & Co. The address of Baillie Gifford & Co. is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN.
(4) Consists of 1,750,624 ordinary shares
(5) Consists of 936,310 ordinary shares and 205,950 ordinary shares issuable upon exercise of founders’ warrants and stock options.
(6) Consists of 45,000 ordinary shares and 36,000 ordinary shares issuable upon exercise of founders’ warrants and stock options.
(7) Consists of 22,500 ordinary shares issuable upon exercise of warrants.
(8) Consists of 981,010 ordinary shares and 264,450 ordinary shares issuable upon exercise of founders’ warrants and stock options.

As of December 31, 2021, we estimate that approximately 19% respectively of our outstanding ordinary shares were held in the United States.

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

Equity Awards

Since January 1, 2022, we have not granted equity awards to certain of our directors and executive officers.
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

Subject to the requirements of French law and our By-laws, dividends may only be distributed from our distributable profits, plus any amounts held in our available reserves, which are our reserves other than the legal and statutory reserves and the revaluation surplus. The section of this Annual Report titled “Item 8A. Consolidated Statements and Other Financial Information—Dividend Distribution” provides further details on the limitations on our ability to declare and pay dividends. Dividend distributions, if any, will be made in euros and converted into U.S. dollars with respect to the ADSs, as provided in the deposit agreement.

Approval of Dividends. Pursuant to French law, our executive board may propose a dividend and/or reserve distribution for approval by the shareholders at the annual ordinary general meeting related to the statutory financial statements of Nanobiotix S.A.

Upon recommendation of our executive board, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders. The amount of our share capital plus the amount of our legal and other reserves which may not be distributed was equal to $1.1 million on December 31, 2021. Moreover, the statutory accumulated deficit is €284 million as of December 31, 2021.

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

B. Memorandum and Articles of Association

The information set forth in the prospectus dated February 4, 2022 as part of our Registration Statement on Form F-3 (File No. 333-262545), declared effective by the SEC on February 16, 2022, under the headings "Description of Share Capital—Key Provisions of Our Bylaws and French Law Affecting Our Ordinary Shares," "Description of Share Capital—Differences in Corporate Law" and "Limitations Affecting Shareholders of a French Company" is incorporated herein by reference.

Listing

Our ADSs are listed on the Nasdaq Global Select Market under the symbol “NBTX” and our ordinary shares are listed on the regulated market of Euronext in Paris under the symbol “NANO.”

Transfer Agent and Registrar

The transfer agent and registrar for our ADSs is Citibank, N.A. The transfer agent and registrar for our ordinary shares is CIC Securities.

C. Material Contracts

For additional information on our material contracts entered into during the two years immediately preceding the date of the filing of this Annual Report, please refer to “Item 4B. Business Overview” and “Item 7B Related Party Transactions” of this Annual Report.

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
YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING AND DISPOSING OF THE ADSs IN YOUR PARTICULAR SITUATIONS.

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

Although not free from doubt, we do not believe that we were a PFIC for the taxable year ended December 31, 2021. No assurances may be given at this time as to our PFIC status for the taxable year ending December 31, 2022 or subsequent taxable years. Our PFIC status must be determined annually and therefore is subject to change. Because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of our income (including whether reimbursements of certain refundable research tax credits will constitute gross income for purpose of the PFIC income test), as well as on the market valuation of our assets and our spending schedule for our cash balances, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we were not a PFIC, that we are not or will not become a PFIC or that the IRS will agree with our conclusion regarding our PFIC status. If we are not a PFIC during any taxable year in which you hold ADSs, then the remainder of the discussion under “Taxation—Material U.S. Federal Income Tax Considerations,” outside of this “—PFIC Considerations” portion may be relevant to you. U.S. holders should consult their tax advisors as to the applicability of the PFIC rules.

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

If we are a PFIC, then under attribution rules, U.S. holders of our ADSs will be deemed to own their proportionate shares of our subsidiaries that are PFICs, if any. It is possible that one or more of our subsidiaries is or will become a PFIC. This determination is made annually at the end of each taxable year and depends upon a number of factors, some of which are beyond our control, including the amount and nature of a subsidiary’s income, as well as the valuation and nature of a subsidiary’s assets. In the event that we are a PFIC and we have a subsidiary that is a PFIC, assuming a U.S. holder does not receive from such subsidiary the information that the U.S. holder needs to make a QEF election with respect to such a subsidiary, a U.S. holder generally will be deemed to own a portion of the shares of such lower-tier PFIC and may incur liability for a deferred tax and interest charge if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. holder otherwise is deemed to have disposed of an interest in, the lower-tier PFIC, even though the U.S. holder has not received the proceeds of those distributions or dispositions directly. There is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC, or that we will cause the lower-tier PFIC to provide the required information for a U.S. holder to make and maintain a QEF election with respect to the lower-tier PFIC. In addition, a mark-to-market election generally would not be available with respect to such a lower-tier PFIC and, consequently, if you make a mark-to-market election with respect to our ADSs, you could be subject to the PFIC rules with respect to income of lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. holders are advised to consult with their tax advisors regarding the tax issues raised by lower-tier PFICs.

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

Subject to the PFIC rules described above under “—PFIC Considerations,” dividends paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) such non-U.S. corporation is eligible for the benefits of certain U.S. treaties or the dividend is paid by such non-U.S. corporation with respect to stock that is readily tradable on an established securities market in the United

States, (b) the U.S. holder receiving such dividend is an individual, estate, or trust, (c) such dividend is paid on shares that have been held by such U.S. holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date,” and (d) we are not a PFIC in the year of the dividend or the immediately preceding year. If the requirements of the immediately preceding paragraph are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. holder, including a U.S. holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). As discussed above under “—PFIC Considerations,” it is not yet known whether we will be a PFIC for taxable years ending after December 31, 2021. The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the dividend rules.

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

Taxation of Sale, Exchange or other Disposition of ADSs

U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder and you sell, exchange or otherwise dispose of your ADSs, you generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the value of the amount realized and your tax basis in those ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if you have held the ADSs for more than one year. Long-term capital gains of U.S. holders who are individuals (as well as certain trusts and estates) are generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations. As discussed above under “—PFIC Considerations,” it is not yet known whether we will be a PFIC for taxable years ending after December 31, 2021.

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

The foregoing does not purport to be a complete analysis of the potential tax considerations relating to the ownership and disposition of the ADSs. Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local income tax laws or non-income tax laws, non-U.S. tax laws, and any changes in applicable tax laws and any pending or proposed legislation or regulations.

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

A list of French relevant companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the French Tax Code is published annually by the French tax authorities. As of December 1, 2021, our market capitalization did not exceed €1 billion.

As a result, the ADSs are not currently within the scope of the FTT. Purchases of our ADSs may however become subject to the FTT if our market capitalization exceeds €1.0 billion

Registration Duties

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

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 25% for corporate bodies or other legal entities or 12.8% for individuals. Dividends paid by a French corporation in a non-cooperative State or territory, as set out in the list referred to in Article 238-0 A of the FTC, other than those mentioned in 2° of 2 bis of the same Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%.

However, eligible U.S. Holders, other than individuals subject to the French withholding tax at a rate of 12.8%, entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 25% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

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

Otherwise, dividends paid to a U.S. Holder that is a legal person or another legal entity and has not filed Forms 5000 and 5001 before the dividend payment date will be subject to French withholding tax at the rate of 25%, or 75% for any U.S. Holder if paid in a non-cooperative State or territory (as set out in the list referred to in Article 238-0 A of the FTC other than those mentioned in 2° of 2 bis of the same Article 238-0 A of the FTC) (unless the company proves that neither the purpose nor the effect of paying the dividend in that State or territory is that of allowing, with the intent of tax evasion or avoidance, the U.S. Holder to be located in such a State or territory), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with Forms 5000 and 5001 before December 31 of the second calendar year following the year during which the dividend is paid.

Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Forms 5000 and 5001, together with appropriate instructions, will be provided by the depositary to all U.S. Holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. Holders of ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to obtain immediately a reduced withholding tax rate. Otherwise, the depositary must withhold tax at the full rate of 25% or 75%, as applicable. In that case, the U.S. Holders may claim a refund from the French tax authorities of the excess withholding tax. Since the withholding tax rate applicable under French domestic law to U.S. Holders who are individuals does not exceed the cap provided in the Treaty (i.e., 15%), the 12.8% rate shall apply, without any reduction provided under the Treaty.

Subject to certain specific conditions, a corporate U.S. Holder which is in a tax loss position for the fiscal year during which the dividend is received may be entitled to a deferral regime and to obtain a withholding tax refund. Furthermore subject to certain conditions, a corporate U.S. Holder may compute the withholding tax on a net basis (i.e., after deduction of expenses) and obtain a partial withholding tax refund.

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

Under the Treaty, a U.S. Holder who is a U.S. resident for purposes of the Treaty and entitled to Treaty benefit will not be subject to French tax on any such capital gain from the sale, exchange, repurchase or redemption by us (other than redemption proceeds which may, under certain circumstances, be partially or fully characterized as dividends under French domestic tax law or administrative guidelines) of ADSs unless such ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. U.S. Holders who own ADSs through U.S. partnerships that are not resident for Treaty purposes are advised to consult their own tax advisors regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. Holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not resident, established or incorporated in a non-cooperative State or territory as set out in the list referred to in Article 238-0 A of the FTC other than those mentioned in 2° of 2 bis of the same Article 238-0 A of the FTC) and has held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives, will be subject to a levy in France at the rate of the standard corporate income tax (at a rate of 25%), if such U.S. Holder is a legal person, or 12.8%, if such U.S. Holder is an individual.

For a non-French resident entity that holds more than 25% of our dividend rights and may be subject to French tax on capital gains, the Amended Finance Bill for 2021 dated July 19, 2021 (published July 20, 2021) amended the provisions of Article 244 bis B of the FTC in order to comply with European Union (EU) law as French courts have recently ruled that such provisions previously did not comply with European principles and therefore could not be applied by the French tax authorities as the basis for French taxation of foreign shareholders (CE, 14 October 2020, n°421524, AVM International and CAA Versailles, 20 October 2020, n°18VE03012, Sté Runa Capital Fund I LP). The Amended Finance Bill for 2021 provides for a refund mechanism allowing an eligible non-French resident corporate investors to claim a refund of the non-resident French capital gains tax to the extent such tax exceeds the amount of the French corporate income tax it would have borne if it had been a French resident. This refund mechanism is available to entities established in (i) an EU Member State or a Member State of the European Economic Area (EEA), other than a non-cooperative State or Territory within the meaning of Article 238-0 A of the FTC that has concluded a tax treaty with France that includes an administrative assistance provision to combat tax fraud and tax evasion (an “EU/EEA State”) or (ii) a State, other than a non-cooperative State or Territory that has concluded a tax treaty with France that includes an administrative assistance clause regarding the exchange of information aimed at combating tax fraud and tax evasion (a “Treaty State”), provided that the transferor is not effectively involved in the management or control of the entity whose shares are disposed of or redeemed. In addition, the Amended Finance Bill provides that specific collective investment funds established in EU/EEA States or Treaty States are excluded from the scope of the nonresident capital gain tax mentioned above under certain conditions. The recent amendments described above will apply to dispositions and redemptions of shares, and distributions, subject to Section 244 bis B of the FTC, realized as from June 30, 2021.

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

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

We use the euro as our functional currency and the substantial majority of our operations are denominated in euros. At this stage in our development, we are exposed to minimal foreign exchange risk due to our low exposure to transactions outside the eurozone in the normal course of business.

As of the date of this Annual Report, we have not used hedging to protect our business against exchange rate fluctuations. However, a significant increase in business activity in jurisdictions in which currencies other than the euro are used could lead to greater exposure to currency risk. As of December 31, 2021, we recorded foreign exchange gains for an amount of €6.3 million as a result of USD proceeds from IPO held (see Notes 14 and 18 of our consolidated financial statements). As of December 31, 2020, we recorded foreign exchange losses for an amount of €1.7 million (see Notes 14 and 18 of our consolidated financial statements). This impact was first arising from retaining $113.3 million of gross proceeds from the IPO on the Nasdaq in a US dollar bank account. After deduction of the transaction costs, this amount was a total of €84.0 million, net of related transaction expenses. As of December 31, 2020, the proceeds from our initial public offering are still held in US dollars on our current account for a total amount of €72.0 million and will be used to pay services invoiced in USD. The remaining factors for this increase in foreign exchange risk is the one-off Neuflize account’s closing. While part the reasons for these foreign exchange losses were related to one-off events, we are currently updating our assessment of this risk for the year 2021 (see Note 14 of our consolidated financial statements).

Interest Rate Risk

Our exposure to interest rate risk is primarily related to our cash equivalents and investment securities, which consist of money market mutual funds (SICAVs). We had cash and cash equivalents of €83.9 million as of December 31, 2021, as compared with €119.15 million as of December 31, 2020, which amounts at each date consisted of bank accounts and short-term deposits. Changes in interest rates have a direct impact on the interest earned from these investments and the cash flows generated; however, historical fluctuations in interest income have not been significant.

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

Liquidity risk

Given the amount of cash and cash equivalents held by the Company as of December 31, 2021 (see Note 9), the Company does not believe that it is exposed to short-term liquidity risk.
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

Customer credit risk is limited, due in part to low trade receivables as of December 31, 2021 and in part to its customers’ high credit rating for other receivables.

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
Issuance of ADSs (e.g., an issuance of ADS(s) upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares pursuant to stock dividends or other free stock distributions or to the exercise of rights to purchase additional ADSs
Up to U.S. 5¢ per ADS held
Issuance of ADSs (e.g., an issuance of ADS(s) upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares pursuant to stock dividends or other free stock distributions or to the exercise of rights to purchase additional ADSs
Up to U.S. 5¢ per ADS held
Issuance of ADSs (e.g., an issuance of ADS(s) upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares pursuant to stock dividends or other free stock distributions or to the exercise of rights to purchase additional ADSs to purchase additional ADSs
Up to U.S. 5¢ per ADS held
Issuance of ADSs (e.g., an issuance of ADS(s) upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares pursuant to stock dividends or other free stock distributions or to the exercise of rights to purchase additional ADSs
Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank
Issuance of ADSs (e.g., an issuance of ADS(s) upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares pursuant to stock dividends or other free stock distributions or to the exercise of rights to purchase additional ADSs to purchase additional ADSs
Up to U.S. 5¢ per ADS transferred
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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

On December 15, 2020, we sold 7,300,000 new ordinary shares, including 5,445,000 ADSs, each representing one ordinary share, nominal value €0.03, in our initial public offering in the United States (the “U.S. Offering”) at a price of $13.50 per ADS and 1,855,000 ordinary shares in a concurrent offering of ordinary shares in certain jurisdictions outside of the United States to certain investors (the “European Offering” and, together with the U.S. Offering, the “Global Offering”) at a corresponding offering price of €11.14 per ordinary share, for aggregate gross proceeds of $98.6 million. On December 18, 2020, in connection with the exercise by the underwriters of their option to purchase additional shares, we sold an additional 1,095,000 ADSs at the public offering price of $13.50 per ADS resulting in additional gross proceeds of $14.8 million. We incurred aggregate underwriting discounts of $7.9 million and expenses of $5.0 million, resulting in net proceeds to us of $100.4 million. The net proceeds from the Global Offering have been used and are expected to continue to be used as described in the final prospectus filed with the U.S. Securities and Exchange Commission on December 11, 2020. No payments were made directly or indirectly to any executive or supervisory board member of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates. The offering commenced on December 10, 2020 and did not terminate before all of the securities registered in the registration statement were sold. Jefferies LLC acted as global coordinator and joint book-running manager for the Global Offering, and Evercore Group, L.L.C. and UBS Securities LLC acted as joint book-running managers for the U.S. Offering. Gilbert Dupont acted as manager for the European Offering.

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

Based on the foregoing, our Chairman of the Executive Board (principal executive officer) and chief financial officer (principal financial officer) have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective and ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chairman of the Executive Board (principal executive officer) and chief financial officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management, with the participation of our Chairman of the Executive Board (principal executive officer) and our chief financial officer (principal financial officer), has assessed the effectiveness of internal control over financial reporting as of December 31, 2021. Our management’s assessment was based on the framework in “Internal Control Integrated Framework”, or 2013 framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on that assessment, our management concluded that, as of December 31, 2021, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Control over Financial Reporting

We have made certain changes in internal controls over financial reporting in preparation for the inclusion of our first Section 404 report in this Annual Report.

In addition, prior to the issuance of our interim financial statements as of and for the six months ended June 30, 2021, a deficiency, which constituted a material weakness in our internal control over financial reporting, was identified. The material weakness related to the timing of the recognition of expenses associated with new contracts signed with certain contract research organizations for one of our clinical trials.

During the year ended December 31, 2021, we remediated the identified material weakness in internal control over financial reporting identified above, under the supervision of management and the oversight of our Audit Committee, as described below:

•The Company expanded its internal control staffing, with the hiring of an employee with significant expertise in the deployment, maintenance and ongoing monitoring of Sarbanes-Oxley Section 404 controls, and strengthened the applicable skills for employees involved in internal control over financial reporting.
•     The Company implemented a more robust data collection system, including circularizing the purchase-to-pay process such that a sample of customers are asked to confirm receivables and reinforcing data completeness controls through reliance on management-identified key reports.
•    At the time contracts are executed, the Company implements a process in which a more detailed accounting analysis is undertaken and the Company’s accounting personnel create an exhaustive list of all contractual obligations that will have an impact on financial accounts over the life of the agreement.
•     The Company engaged an independent third-party specialist firm to perform and modernize certain internal audit functions. Based on this firm’s specialized expertise and industry knowledge, it provides ongoing process improvements across the Company’s internal control cycle.
We have tested and evaluated the implementation of these new and revised processes and internal controls to ascertain whether they are designed and operating effectively to provide reasonable assurance that they will prevent or detect a material error in our financial statements and have concluded that our internal control over financial reporting was effective as of December 31, 2021.
.
Except as noted above, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Currently, our audit committee is comprised of two members: Mr. Enno Spillner (chairman) and Mr. Gary Phillips, and one observer, Mr. Christophe Douat, who attends in a non-voting capacity. Our supervisory board has determined that Mr. Spillner is an “audit committee financial expert,” as defined by SEC rules and regulations, and that each member qualifies as financially sophisticated under the Nasdaq listing rules. Messrs. Spillner, Phillips and Douat are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young et Autres, or Ernst & Young, has served as our independent registered public accounting firm for 2020 and 2021. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended December 31,
(in thousands of euros)	2021	2020
Audit Fees	655	1,264
Audit-Related Fees	100	—
Tax Fees	—	—
All Other Fees	—	—
Total	755	1,264

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. In 2020 and in 2021, “Audit Fees” also includes fees billed for professional services regarding our initial public offering.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

“Tax Fees” are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

“All Other Fees” relate to services provided with respect to our registration statement for our Global Offering.

Audit and Non-Audit Services Pre-Approval Policy

The audit committee has responsibility for appointing, setting compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the audit committee, it requires specific pre-approval by the audit committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the audit committee. All audit and non-audit services rendered by our independent registered public accounting firm in 2021 were pre-approved by the audit committee.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See pages F-1 through F-64 of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Exhibit Index

The following exhibits are filed as part of this Annual Report:

Exhibit	Number Description of Exhibit	Schedule/Form	File Number	Exhibit	File Date
1.1*	By-laws (statuts) of the registrant (English translation)	6-K	001-39777	4.1	February 4, 2022
2.1*	Deposit Agreement, by and among Nanobiotix S.A. and Citibank, N.A., as Depositary, and the holders and beneficial owners of American Depositary Shares, dated as of December 15, 2020	F-3	333-262545	4.2	February 4, 2022
2.2*	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-250707	Included in 4.2	November 20, 2020
2.3	Description of Securities registered under Section 12 of the Exchange Act				Filed herewith
4.1†^*	Finance Contract, by and between the European Investment Bank and Nanobiotix S.A., dated as of July 26, 2018 (the “EIB Finance Contract”)	F-1	333-250707	10.3	November 20, 2020
4.2*	Amendment to the EIB Finance Contract, by and between the European Investment Bank and Nanobiotix S.A., dated as of July 20, 2020	F-1	333-250707	10.4	November 20, 2020
4.3†^*	Royalty Agreement, by and between the European Investment Bank and Nanobiotix S.A., dated as of July 26, 2018	F-1	333-250707	10.5	November 20, 2020
4.4†^*	Amended and Restated Strategic Collaboration Agreement, by and between The University of Texas M.D. Anderson Cancer Center and Nanobiotix S.A., dated as of January 23, 2020	F-1	333-250707	10.6	November 20, 2020
4.4.1†^	Amendment No. 1 to Amended and Restated Strategic Collaboration Agreement, by and between The University of Texas M.D. Anderson Cancer Center and Nanobiotix S.A., dated as of June 4, 2021				Filed herewith
4.5†	License, Development and Commercialization Agreement, by and between Nanobiotix S.A. and LianBio Oncology Limited, dated as of May 11, 2021				Filed herewith
4.6	Summary of HSBC France Loan, by and between HSBC France and Nanobiotix S.A., dated as of June 22, 2020				Filed herewith
4.7	Summary of Bpifrance Loan, by and between Bpifrance Financement and Nanobiotix S.A., dated as of July 10, 2020				Filed herewith
4.8*	Summary of BSA Plans	F-1	333-250707	10.7	November 20, 2020
4.9*#	Summary of BSPCE Plans	F-1	333-250707	10.8	November 20, 2020
4.10*#	2016 Stock Option Plan	F-1	333-250707	10.9	November 20, 2020
4.11*#	2016-2 Stock Option Plan	F-1	333-250707	10.10	November 20, 2020
4.12*#	2017 Stock Option Plan	F-1	333-250707	10.11	November 20, 2020
4.13*#	2018 Stock Option Plan	F-1	333-250707	10.12	November 20, 2020
4.14*#	2019 Stock Option Plan	F-1	333-250707	10.13	November 20, 2020

4.15*#	LLY 2019 Stock Option Plan	F-1	333-250707	10.14	November 20, 2020
4.16*#	Summary of Free Share Plans	F-1	333-250707	10.15	November 20, 2020
4.17*#	2020 stock option plan	20-F/A	001-39777	4.16	April 8, 2021
4.18*#	Summary of BSA Plan	20-F/A	001-39777	4.17	April 8, 2021
4.19*#	Summary of Free share Plan	20-F/A	001-39777	4.18	April 8, 2021
4.20#	2021 stock option plan	S-8	333-257239	99.2	June 21, 2021
8.1*	List of Subsidiaries of the Registrant	F-1	333-250707	21.1	November 20, 2020
12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith
15.1	Consent of Ernst & Young et Autres				Filed herewith
101	The following materials from Nanobiotix S.A.’s Report
on Form 20‐F formatted in iXBRL (Inline eXtensible
Business Reporting Language): (i) the Statements of
Consolidated Financial Position, (ii) the Statements of
Consolidated Operations, (iii) the Statements of
Consolidated Comprehensive Loss, (iv) the Statements
of Consolidated Changes in Shareholders’ Equity, (v)
	the Statements of Consolidated Cash Flows and (vi)				Filed herewith
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				Filed herewith

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of Nanobiotix S.A.,

Opinion on the Financial Statements

We have audited the accompanying statements of consolidated financial position of Nanobiotix S.A. (“the Company”) as of December 31, 2021 and 2020, and the related statements of consolidated operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its consolidated operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with International Financial Reporting Standards as endorsed by the European Union.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Paris-La Défense, France

April 8, 2022

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION
(Amounts in thousands of euros)

		As of December 31,
	Notes	2021	2020
ASSETS
Non-current assets
Intangible assets	5	4	21
Property, plant and equipment	6	8,186	8,256
Non-current financial assets	7	519	505
Total non-current assets		8,709	8,782
Current assets
Trade receivables	8.1	—	62
Other current assets	8.2	9,139	6,035
Cash and cash equivalents	9	83,921	119,151
Total current assets		93,060	125,248
TOTAL ASSETS		101,769	134,030

		As of December 31,
	Notes	2021	2020
LIABILITIES AND SHAREHOLDER’S EQUITY
Shareholders’ equity
Share capital	10.1	1,045	1,033
Premiums related to share capital	10.1	255,767	255,735
Accumulated other comprehensive income		643	555
Treasury shares		(202)	(196)
Reserve		(183,459)	(153,069)
Net loss for the period		(47,003)	(33,590)
Total shareholders’ equity		26,790	70,468
Non-current liabilities
Non-current provisions	11.2	318	414
Non-current financial liabilities	12	37,816	44,107
Total non-current liabilities		38,134	44,522
Current liabilities
Current provisions	11.1	110	40
Current financial liabilities	12	8,204	4,872
Trade payables and other payables	13.1	6,482	7,106
Other current liabilities	13.2	5,531	7,022
Deferred revenues and contract liabilities	13.3	16,518	—
Total current liabilities		36,845	19,041
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		101,769	134,030

The accompanying notes form an integral part of these audited consolidated financial statements.

STATEMENTS OF CONSOLIDATED OPERATIONS
(Amounts in thousands of euros, except per share numbers)

		For the year ended December 31,
	Notes	2021	2020	2019
Revenues and other income
Revenues	15	10	50	68
Other income	15	2,637	2,462	2,473
Total revenues and other income		2,647	2,512	2,541
Research and development expenses	16.1	(30,378)	(24,330)	(30,411)
Selling, general and administrative expenses	16.2	(19,434)	(14,611)	(18,909)
Other operating income and expenses	16.5	(5,414)	—	—
Total operating expenses		(55,226)	(38,941)	(49,320)
Operating income (loss)		(52,579)	(36,428)	(46,779)
Financial income	18	6,360	201	837
Financial expenses	18	(780)	2,646	(4,970)
Financial income (loss)		5,580	2,847	(4,133)
Income tax	19	(5)	(9)	(3)
Net loss for the period		(47,003)	(33,590)	(50,915)
Basic loss per share (euros/share)	21	(1.35)	(1.38)	(2.35)
Diluted loss per share (euros/share)	21	(1.35)	(1.38)	(2.35)

The accompanying notes form an integral part of these audited consolidated financial statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE LOSS
(Amounts in thousands of euros)

		For the year ended December 31,
	Notes	2021	2020	2019
Net loss for the period		(47,003)	(33,590)	(50,915)
Actuarial gains and losses on retirement benefit obligations (IAS 19)	11.1	182	(4)	88
Tax impact		—	—	—
Other comprehensive loss that will not be reclassified subsequently to income or loss		182	(4)	88
Currency translation adjustment		(94)	125	(36)
Tax impact		—	—	—
Other comprehensive income that may be reclassified subsequently to income or loss		(94)	125	(36)
Total comprehensive loss		(46,915)	(33,469)	(50,863)

The accompanying notes form an integral part of these audited consolidated financial statements.

STATEMENTS OF CONSOLIDATED CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of euros, except number of shares)

		Share capital Ordinary shares
	Notes	Number of shares	Amount	Premiums related to share capital	Accumulated other comprehensive income (loss)	Treasury shares	Reserve	Net loss for the period	Total shareholders’ equity
As of January 1, 2019		19,633,373	589	122,799	381	(124)	(79,057)	(30,345)	14,243
Net loss for the period		—	—	—	—	—	—	(50,915)	(50,915)
Currency translation adjustments		—	—	—	(36)	—	—	—	(36)
Actuarial gains and losses (IAS 19)	11.2	—	—	—	88	—	—	—	88
Total comprehensive loss		—	—	—	52	—	—	(50,915)	(50,863)
Allocation of prior period loss		—	—	—	—	—	(30,345)	30,345	—
Capital increase, net		2,566,666	77	28,002	—	—	—	—	28,079
BSPCE exercise		215,000	6	1,300	—	—	—	—	1,306
Subscription of warrants	10.3	—	—	8	—	—	13	—	21
Share based payment	17	—	—	—	—	—	4,320	—	4,320
Treasury shares		—	—	—	—	(45)	—	—	(45)
U.S. Initial public offering costs offset	10.1	—	—	1,030	—	—	—	—	1,030
As of December 31, 2019		22,415,039	672	153,139	433	(169)	(105,070)	(50,915)	(1,908)
Net loss for the period		—	—	—	—	—	—	(33,590)	(33,590)
Currency translation adjustments		—	—	—	125	—	—	—	125
Actuarial gains and losses (IAS 19)	11.2	—	—	—	(4)	—	—	—	(4)
Total comprehensive loss		—	—	—	121	—	—	(33,590)	(33,469)
Allocation of prior period loss		—	—	—	—	—	(50,915)	50,915	—
Capital increase, net		12,017,083	361	102,591	—	—	(10)	—	102,942
Subscription of warrants	10.3	—	—	5	—	—	—	—	5
Share based payment	17	—	—	—	—	—	2,924	—	2,924
Treasury shares		—	—	—	—	(27)	—	—	(27)
As of December 31, 2020		34,432,122	1,033	255,735	555	(196)	(153,070)	(33,590)	70,468
Net loss for the period		—	—			—	—	(47,003)	(47,003)
Currency translation adjustments		—	—	—	(94)	—	—	—	(94)
Actuarial gains and losses (IAS 19)	11.2	—	—	—	182	—	—	—	182
Total comprehensive loss		—	—	—	88	—	—	(47,003)	(46,915)
Allocation of prior period loss		—	—	—	—	—	(33,590)	33,590	—
Capital increase, net		393,750	12	—	—	—	(12)	—	—
Subscription of warrants	10.3	—		32	—	—	11	—	43
Share based payment	17	—	—	—	—	—	3,201	—	3,201
Treasury shares		—	—	—	—	(6)	—	—	(6)
As of December 31, 2021		34,825,872	1,045	255,767	643	(202)	(183,460)	(47,003)	26,790
The accompanying notes form an integral part of these audited consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(Amounts in thousands of euros)

		For the year ended December 31,
	Notes	2021	2020	2019

Cash flows used in operating activities
Net loss for the period		(47,003)	(33,590)	(50,915)
Elimination of other non-cash, non-operating income and expenses
Depreciation and amortization	16.4	1,560	1,754	1,767
Provisions		152	(48)	164
Expenses related to share-based payments	17	3,201	2,924	4,320
Cost of net debt		2,224	2,115	1,940
Loss on disposals		—	—	45
U.S. Initial public offering 2018 costs reversal		—	—	201
Impact of deferred income related to financial liabilities discounting effect		(1,554)	(6,463)	2,833
Other charges with no impact on cash		8	7	(5)
Cash flows used in operations, before tax and changes in working capital		(41,412)	(33,300)	(39,647)
(Increase) / Decrease in trade receivables	8.1	62	(51)	(85)
Decrease in Research tax credit receivable	8.2	1,927	5,688	—
Increase in other receivables	8.2	(5,034)	(721)	(4,640)
Increase / (Decrease) in trade and other payables	13.1	(281)	(995)	2,057
Increase / (Decrease) in other current liabilities	13.2	(1,652)	1,840	1,146
Increase in deferred income and contract liabilities	13.3	16,518	—	—
Changes in operating working capital		11,540	5,762	(1,522)
Net cash flows used in operating activities		(29,872)	(27,538)	(41,169)
Cash flows from (used in) investing activities
Acquisitions of intangible assets	5	(5)	(11)	(353)
Acquisitions of property, plant and equipment	6	(228)	(96)	(1,091)
Addition in non-current financial assets	7	(9)	(4)	(16)
Net cash flows from (used in) investing activities		(242)	(112)	(1,459)
Cash flows from financing activities
Capital increases	10.1	—	113,650	29,517
Warrants subscription	10.1	43	5	1,327
Transaction costs	10.1	(349)	(10,359)	(1,438)
Increase in loans and conditional advances	12	—	10,350	14,000
Loans repayments	12	(2,833)	(250)	(500)
Payment of lease liabilities	12	(909)	(928)	(1,067)
Interest paid	12	(1,132)	(700)	(350)
Net cash flows from financing activities		(5,180)	111,769	41,489
Effect of exchange rates changes on cash		64	(63)	29
Net increase (decrease) in cash and cash equivalents		(35,230)	84,056	(1,109)
Net cash and cash equivalents at beginning of period		119,151	35,094	36,203
Net cash and cash equivalents at end of period	9	83,921	119,151	35,094
The accompanying notes form an integral part of these audited consolidated financial statements.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021 AND 2020, AND FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

Significant events of the period

Nanobiotix and PharmaEngine mutually agree to terminate their collaboration

In March 2021, in light of disagreements over a number of issues with respect to the development of NBTXR3 in the Asia-Pacific region, Nanobiotix and PharmaEngine mutually agreed to terminate the licensing and collaboration agreement entered into in August 2012. Accordingly, on March 4, 2021, Nanobiotix and PharmaEngine entered into a termination and release agreement (the “Termination Agreement”). Under the Termination Agreement, Nanobiotix retained all rights to the development and commercialization of NBTXR3 in the Asia-Pacific region. Nanobiotix agreed to make total termination payments to PharmaEngine of up to $12.5 million in the aggregate as described below.

PharmaEngine was eligible for and received in March 2021 a $2.5 million payment following the announcement of Nanobiotix’s collaboration with LianBio for the Asia-Pacific region. In May 2021, PharmaEngine received an additional $4.0 million in conjunction with the completion of various administrative steps in connection with the winding-up of the collaboration.

PharmaEngine will be eligible to receive an additional $1.0 million in administrative fees and a final payment of an additional $5.0 million upon a second regulatory approval of an NBTXR3-containing product in any jurisdiction of the world for any indication. PharmaEngine is entitled to receive a low-single digit tiered royalty based on net sales of NBTXR3 in the Asia-Pacific region for a 10-year period commencing on the corresponding first date of sales in the region. As of December 31, 2021, these future payments were not accrued because the triggering events have not occurred.

As part of the Termination Agreement, PharmaEngine re-assigned to Nanobiotix rights for the development, manufacture, commercialization and exploitation of NBTXR3 in the Asia-Pacific region, as well as all development data, regulatory materials, and all regulatory approvals that are in the name of PharmaEngine or its affiliates. Consequently, NBTXR3 clinical trials conducted by PharmaEngine in Asia are in the process of being concluded or terminated.

Nanobiotix and PharmaEngine also agreed to a mutual release of all claims against the other party and its respective affiliates.

Nanobiotix partners with LianBio for the development and commercialization of NBTXR3 in several oncology indications and in combination with several anti-cancer therapies, in China and other Asian markets

In May 2021, Nanobiotix entered into a partnership with LianBio, a biotechnology company dedicated to bringing paradigm-shifting medicines to patients in China and major Asian markets, to develop and commercialize Nanobiotix’s lead product candidate, NBTXR3 into Greater China (mainland China, Hong Kong, Taiwan, and Macau), South Korea, Singapore and Thailand.

LianBio will collaborate in the development of NBTXR3 in Asia Pacific, and contribute to patient enrollment in five future global registrational studies across several tumor types and therapeutic combinations including immunotherapy. LianBio will also support the expansion of global phase III registrational study in head and neck cancer into Greater China with longer term strategic alignment across multiple tumor indications and therapeutic combinations.

Under the terms of the agreement, the Company received a $20 million upfront payment and is entitled to receive up to an aggregate of $220 million in potential contingent, development and commercialization milestone payments. The Company will also be eligible to receive tiered, low double-digit royalties based on net sales of NBTXR3 in the licensed territories. LianBio will fund all development and commercialization expenses in the collaboration territory, and the Company will continue to fund all development and commercialization expenses in all other geographies.

Nanobiotix announces the appointment of Dr. Gary Phillips as Chairman of the Supervisory Board

In May 2021, Dr. Gary Phillips was appointed Chairman of the Company's supervisory board of the Company (“the “Supervisory Board”). Dr Phillips succeeded Laurent Condomine, who retired from the Supervisory Board after 11 years of leadership.

Nanobiotix announces the appointment of Bart Van Rhijn as Chief Financial Officer and member of the executive board of the Company to support its international expansion

On June 1, 2021, the Company announced the appointment of Bart Van Rhijn, MBA, as Chief Financial Officer and member of the executive board of the Company (the “Executive Board”). Mr. Van Rhijn brings proven capabilities in global financial management, business development and pharmaceutical commercialization as the Company prepares for the planned launch of its second clinical registration study for NBTXR3 in head and neck cancer (NANORAY-312), continued development in immunotherapy, and planned expansion across solid tumor types and therapeutic combinations. He succeeded Philippe Mauberna, who stepped down from his roles as Chief Financial Officer and Executive Board member after 8 years of service to the Company.

Note 2. General Information, Statement of Compliance and Basis of Presentation

General principles

The statement of consolidated financial position as of December 31, 2021 and 2020 and the statements of consolidated operations, the statements of consolidated comprehensive loss, the consolidated changes in shareholders’ equity and statements of consolidated cash flows for the years ended December 31, 2021, 2020 and 2019 were prepared under management’s supervision and were approved by the Executive Board of the Company (the “Executive Board”) and reviewed by the Supervisory Board of the Company (the “Supervisory Board”) on March 30, 2022.

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
The consolidated financial statements were prepared on a going concern basis. The Executive Board determined it is appropriate to apply a going concern assumption because the Company’s historical losses are due to the innovative nature of the products it is developing, which necessitates a research and development phase spanning several years. With cash and cash equivalents of €83,921 thousand as of December 31, 2021, as compared to €119,151 thousand as of December 31, 2020, the Company believes it has sufficient resources to continue operating for at least twelve months following the consolidated financial statements’ publication.

Statement of Compliance and Basis of Presentation

The consolidated financial statements have been prepared in accordance with IFRS, International Accounting Standards (“IAS”) as issued by the International Accounting Standards Board (“IASB”) as well as interpretations issued by the IFRS Interpretations Committee (“IFRS-IC”) and the Standard Interpretations Committee (the “SIC”), which application is mandatory as of December 31, 2021. The consolidated financial statements are also compliant with IFRS as adopted by the European Union.

Those are available on the European Commission website:
https://ec.europa.eu/info/law/international-accounting-standards-regulation-ec-no-1606-2002

The accounting principles used to prepare the consolidated financial statements for the fiscal year ended December 31, 2021 are identical to those used for the previous year except for the standards listed below that required adoption in 2021.

Application of New or Amended Standards and Interpretations

The Company adopted the following standards, amendments and interpretations, whose application was mandatory for periods beginning on or after January 1, 2021:

•Amendments to IAS 39, IFRS 9, IFRS 7 and IFRS 16 related to the interest rate benchmark reform - Phase 2; and
•Amendments to IFRS 16 - Covid-19 Related rent concession.

The application of these standards had no impact on the consolidated financial statements of the Company.

Application of New or Amended Standards and Interpretations early adopted by the Company

The Company elected to early adopt no new standards, amendments and interpretations which application was not yet mandatory for the year ended December 31, 2021.

Application of New or Amended Standards and Interpretations not yet applied by the Company

The application of the following new standards, amendments and interpretations was not yet mandatory for the year ended December 31, 2021 :

•IFRS 17 - Insurance contracts and related amendments. No impact expected on the financial statements.
•Amendment to IAS 1 - Classification of Liabilities as Current or Non-Current, Disclosure of significant accounting policies, and Update of Practice Statement 2 "Making materiality”. No significant impact expected on the financial statements.
•Amendment to IAS 37 - Onerous Contracts - Cost of Fulfilling a Contract. No significant impact expected on the financial statements.
•Amendment to IFRS 3 - Conceptual framework. No significant impact expected on the financial statements.
•Amendment to IAS 8 - Definition of an accounting estimate. No significant impact expected on the financial statements.
•Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use. No significant impact expected on the financial statements.

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

The consolidated financial statements are presented in euros, which is the reporting currency and the functional currency of the parent company, Nanobiotix S.A. The financial statements of consolidated foreign subsidiaries whose functional currency is not the euro are translated into euros for statement of financial position items at the closing exchange rate at the date of the statement of financial position and for the statement of operations, statement of comprehensive loss and statement of cash flow items at the average rate for the period presented, except where this method cannot be applied due to significant exchange rate fluctuations during the applicable period. The dollar to euro exchange rate used in the consolidated financial statements to convert the financial statements of the U.S. subsidiary were $1.1326 as of December 31, 2021 and an average of $1.1835 for the year ended December 31, 2021 (source: Banque de France) compared with $1.2271 and $1.1413, for 2020 and $1.1234 and $1.1196 for 2019, respectively. The resulting currency translation adjustments are recorded in other comprehensive income (loss) as a cumulative currency translation adjustment.

Consolidated entities

As of December 31, 2021, the Company involves one parent entity, “Nanobiotix S.A.,” and five wholly owned subsidiaries:

•Nanobiotix Corp., incorporated in the State of Delaware in the United States in September 2014;
•Nanobiotix Germany GmbH, incorporated in Germany in October 2017;
•Nanobiotix Spain S.L.U., incorporated in Spain in December 2017;
•Curadigm S.A.S., incorporated on July 3, 2019 and located in France; and
•Curadigm Corp., a wholly-owned subsidiary of Curadigm S.A.S., incorporated in the State of Delaware on January 7, 2020 and headquartered in Boston, Massachusetts.

The consolidated financial statements as of and for the year ended December 31, 2021 include the operations of each of these subsidiaries from the date of their incorporation.

Accordingly, the consolidated financial statements as of and for the year ended December 31, 2020 include the operations of each of these subsidiaries from the date of their incorporation.
The consolidated financial statements as of and for the year ended December 31, 2019 include the operations of each of these subsidiaries from the date of their incorporation, excluding Curadigm Corp which was created in 2020.

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

Measurement of share-based payments

The Company measures the fair value of stock options (OSA), founders’ warrants (BSPCE), warrants (BSA) and free shares (AGA) granted to employees, members of the Supervisory Board and consultants based on actuarial models. These actuarial models require that the Company use certain calculation assumptions with respect to characteristics of the grants (e.g., vesting terms) and market data (e.g., expected share volatility) (see Note 17).

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

Clinical trial accruals

Clinical trial expenses, although not yet billed in full, are estimated for each study and a provision accrual is recognized accordingly. See Note 13.1 for information regarding the clinical trial accruals as of December 31, 2021 and 2020.

Revenue recognition

In order to determine the amount and timing of revenue under the contract with LianBio, the Company is required to use significant judgments, mainly with respect to identifying performance obligations of the Company and determining the timing of satisfaction of support services provided to LianBio.

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

Note 4. Significant transactions

4.1 LianBio

In May 2021, Nanobiotix announced a partnership with LianBio Oncology Limited a biotechnology company dedicated to bringing paradigm-shifting medicines to patients in China and major Asian markets, to develop and commercialize NBTXR3 into Greater China (mainland China, Hong Kong, Taiwan, and Macau), South Korea, Singapore and Thailand.

LianBio will collaborate in the development of NBTXR3 in Asia Pacific, and contribute to patient enrollment in five future global registrational studies across several tumor types and therapeutic combinations. LianBio will also support the expansion of the global phase III registrational study in head and neck cancer into Greater China, while supporting longer term strategic alignment across multiple tumor indications and therapeutic combinations.

As of December 31, 2021, a non-refundable upfront payment of $20 million has been collected by the Company at the signature of the LianBio Agreement. The Company is entitled to receive up to an aggregate of $220 million in potential contingent, development and commercialization milestone payments. Nanobiotix will also be eligible to receive tiered, low double-digit royalties based on net sales of NBTXR3 in the licensed territories.

See Note 15 Revenues and other income for further details on this new partnership.

4.2 PharmaEngine

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

The Company and PharmaEngine amended the agreement in October 2014, as part of which PharmaEngine agreed:

•To join the global pivotal clinical trial of NBTXR3 for the treatment of Soft Tissue Sarcoma initiated by the Company in the Asia-Pacific area, with each party committing itself to share clinical trial results in order to increase the tested population and to accelerate growth and value creation;
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

In March 2021, the Company and PharmaEngine mutually agreed to terminate the License and Collaboration agreement.

As of December 31, 2021, the Company paid a cumulative amount of $6.5 million to PharmaEngine in accordance with the termination agreement signed between the parties. PharmaEngine will receive additional payments of $1 million upon receipt by the Company of certain clinical study reports and of $5 million upon the second regulatory approval of NBTXR3 in any jurisdiction of the world for any indication. The Company has also agreed to pay royalties to PharmaEngine at low single-digit royalty rates with respect to sales of NBTXR3 in the Asia-Pacific region for a 10-year period beginning at the date of the first sales in the region. These future payments were not accrued because the triggering events have not occurred.

4.3 Financing Agreement with the European Investment Bank (“EIB”)

In July 2018, the Company signed a non-dilutive financing agreement with the EIB to borrow up to €40 million in order to fund its research, development and innovation activities related to NBTXR3 in various therapeutic indications, subject to achieving a set of agreed-upon performance criteria. This financing is divided in three tranches:

•a first tranche of €16 million, received in October 2018, subject to a 6% fixed rate and that will be fully repaid in 2023 at the latest;
•a second tranche of €14 million, received in March 2019, subject to a 5% fixed rate, with repayments beginning in 2021 and continuing into 2024; and,
•a last tranche of €10 million, subject to a 4% fixed interest rate, that will be fully repaid after a period of five years, which begins within one year of obtaining it. The Company has not yet met the criteria to request this tranche. The deadline for requesting this third tranche, initially scheduled as of July 26, 2020, was delayed by 12 months to July 31, 2021. As the conditions have not been met by July 31, 2021, the Company will not request the final tranche of the EIB loan.

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

4.4 Collaboration Agreement with the University of Texas MD Anderson Cancer Center

In January 2019, the Company and the University of Texas MD Anderson Cancer Center, world prominent center of research, education, prevention and care for cancer patients announced a large-scale research collaboration.

The collaboration will support multiple new Phase I/II clinical trials involving around 340 patients with Nanobiotix’s product NBTXR3 for use in treating several cancer types –, including head and neck, pancreatic, thoracic, lung, gastrointestinal and genitourinary cancers.

As part of the funding for this collaboration, Nanobiotix is committed to pay approximately $11 million for those clinical trials during the collaboration, and made an initial $1.0 million payment at the commencement of the collaboration and a second $1.0 million payment on February 3, 2020. Additional payments were made in the six months following patients enrollment, with the balance payable upon enrollment of the final patient for all studies.

Nanobiotix may also be required to pay an additional one-time milestone payment upon (i) grant of the first regulatory approval by the Food and Drug Administration in the United States and (ii) the date on which a specified number of patients have been enrolled in the clinical trials. The milestone payment increases on an annual basis ranging from $2.2 million to $16.4 million.

As of December 31, 2021 and 2020, the Company recognized prepaid expenses for €1.0 million and €1.6 million respectively. Expenses will be recorded during the course of the collaboration in the statement of consolidated operations based on the patients enrolled during the relevant period.

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

The Company believes that because of the risks and uncertainties related to the grant of regulatory approval for the commercialization of its product candidates, the technical feasibility of completing its development projects will only be demonstrated when requisite approvals are obtained for the commercialization of products. Accordingly, pursuant to IAS 38, the Company has recognized all of its research and development costs incurred as an expense in 2021 and prior periods.

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

Detail of intangible assets

The change in intangible assets breaks down as follows:

(in thousands of euros)	As of As of January 1, 2021	Increases	Decreases	Transfer	Currency translation	As of December 31, 2021
Patents	65	—	—	—	—	65
Software	651	5	—	—	—	657
Intangible assets in progress	—	—	—	—	—	—
Gross book value of intangible assets	717	5	—	—	—	722
Patents	(65)	—	—	—	—	(65)
Software	(630)	(22)	—	—	—	(652)
Accumulated depreciation of intangible assets (1)	(695)	(22)	—	—	—	(717)
Net book value of intangible assets	21	(17)	—	—	—	4
(1)Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses

(in thousands of euros)	As of January 1, 2020	Increases	Decreases	Transfer	Currency translation	As of December 31, 2020
Patents	65	—	—	—	—	65
Software	584	11	(5)	61	—	651
Intangible assets in progress	61	—	—	(61)	—	—
Gross book value of intangible assets	710	11	(5)	—	—	717
Patents	(65)	—	—	—	—	(65)
Software	(483)	(152)	5	(0)	(0)	(630)
Accumulated depreciation of intangible assets (1)	(548)	(152)	5	—	—	(695)
Net book value of intangible assets	163	(141)	—	(0)	(0)	21
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

Detail of property, plant and equipment

The change in property, plant and equipment is as follows:

(in thousands of euros)	As of January 1, 2021	Increases	Decreases	Transfer	Currency translation	As of December 31, 2021
Fixtures, fittings and installations	3,313	5	—	—	—	3,318
Right of use – Buildings	7,171	1,362	(139)	—	—	8,393
Technical equipment	2,061	73	—	1	—	2,135
Office and IT equipment	988	53	(35)	—	4	1,010
Transport equipment	31	—	—	—	3	33
Right of use – Transport equipment	65	—	(38)	—	1	28
Tangible assets in progress	1	97	—	(0)	—	98
Prepayments on tangible assets	—	—	—	(0)	—	—
Gross book value of tangible assets	13,630	1,590	(212)	—	8	15,017
Fixtures, fittings and installations	(1,320)	(320)	—	—	—	(1,641)
Right of use – Buildings	(1,739)	(901)	30	—	—	(2,610)
Technical equipment	(1,466)	(178)	—	—	—	(1,644)
Office and IT equipment	(783)	(124)	34	—	(3)	(875)
Transport equipment	(31)	—	—	—	(3)	(33)
Right of use – Transport equipment	(36)	(12)	20	—	(1)	(28)
Accumulated depreciation of tangible assets(1)	(5,374)	(1,534)	84	—	(6)	(6,831)
Net book value of tangible assets	8,256	56	(129)	—	3	8,186

In 2021, the €1,362 thousand increase in Right of use – Buildings mainly relates to the extension of Villejuif leases for 4 years for €1,390 thousand reduced by approximately €25 thousand related to rent indexation impact.

The €139 thousand decrease in Right of use – Buildings relates to the termination of a lease contract in Faubourg Saint-Antoine in Paris, France.

(in thousands of euros)	As of January 1, 2020	Increases	Decreases	Other movements & transfer.	Currency translation	As of December 31, 2020
Fixtures, fittings and installations	3,297	16	—	—	—	3,313
Right of use – Buildings	6,766	418	(14)	—	—	7,171
Technical equipment	2,019	42	—	—	—	2,061
Office and IT equipment	957	37	(1)	—	(4)	988
Transport equipment	34	—	—	—	(3)	31
Right of use – Transport equipment	115	—	(41)	(5)	(4)	65
Tangible assets in progress	11	1	—	(11)	—	1
Prepayments on tangible assets	—	—	—	—	—	—
Gross book value of tangible assets	13,197	515	(57)	(15)	(11)	13,630
Fixtures, fittings and installations	(1,001)	(320)	—	—	—	(1,320)
Right of use – Buildings	(829)	(911)	—	2	—	(1,739)
Technical equipment	(1,272)	(194)	—	—	—	(1,466)
Office and IT equipment	(629)	(157)	1	—	2	(783)
Transport equipment	(34)	—	—	1	3	(31)
Right of use – Transport equipment	(45)	(35)	42	—	1	(36)
Accumulated depreciation of tangible assets(1)	(3,811)	(1,616)	43	4	6	(5,374)
Net book value of tangible assets	9,386	(1,101)	(14)	(12)	(4)	8,256
(1)Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses

In 2020, the €418 thousand increase in Right of use – Buildings mainly relates to:

•Two new lease contracts: one in Rue Oberkampf in Paris, France for €155 thousand, the other in Rue du Faubourg Saint-Antoine in Paris, France for €140 thousand,
•The termination of a lease contract by Curadigm SAS for €43 thousand;
•The addition of a parking for the Villejuif facility for €30 thousand, and
•The impact of an annual rent adjustment for the Wattignies and Villejuif leases based on the INSEE (National Institute of Statistics and Economic Studies) index for €35 and €15 thousand, respectively.

Note 7. Non-current financial assets

Accounting policies

Non-current financial assets are recognized and measured in accordance with IFRS 9 – Financial Instruments.
No non-current financial assets are estimated at fair value through other comprehensive income (OCI).

Pursuant to IFRS 9 – Financial Instruments, financial assets are classified in three categories according to their nature and the intention of management:

•Financial assets at fair value through profit and loss;
•Financial assets at fair value through other comprehensive income; and
•Financial assets at amortized cost.

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

Detail of non-current financial assets

The change in non-current financial assets breaks down as follows:

(in thousands of euros)	Liquidity contract - Cash account(1)	Other long-term investments pledged as collateral	Security deposits paid	Total
Net book value as of December 31, 2019	131	—	399	529
Additions	—	—	9	9
Decreases	(27)	—	(5)	(31)
Currency translation adjustments	—	—	(2)	(2)
Net book value as of December 31, 2020	105	—	401	505
Additions	—	—	9	9
Decreases	(6)	—	—	(6)
Transfer	—	—	8	8
Currency translation adjustments	—	—	3	3
Net book value as of December 31, 2021	98	—	421	519
(1)See note 10.2 Treasury shares

In 2021, non-current financial assets increased by €14 thousand compared to 2020. In 2020, non-current financial assets decreased by €24 thousand compared to 2019. In 2021, the security deposits paid increased by €20 thousand, mainly due to a €9 thousand deposit paid in connection with a new Nanobiotix Corp headquarters’ lease contract in Cambridge, Massachusetts, United States.

The decrease of the liquidity contract – cash account corresponds to treasury shares transactions whose counterpart is recorded as capital on the "treasury shares" line in the statement of change in shareholders’ equity.

Note 8. Trade receivables and other current assets

Accounting policies for trade receivables and other current assets are described in Note 7.

8.1 Trade receivables

In 2020, trade receivables related mainly to invoices issued to PharmaEngine, in connection with the charging-back of shared external clinical research organization costs under the License and Collaboration Agreement as amended (see Note 4 for more detail on the License and Collaboration Agreement). This agreement terminated in March 31, 2021 and the related receivables have been settled.

	As of December 31,
(in thousands of euros)	2021	2020
Trade receivables	—	62
Trade receivables	—	62
Trade receivables break down as follows:

	As of December 31,
(in thousands of euros)	2021	2020
Due in 3 months or less	—	62
Due between 3 and 6 months	—	—
Due between 6 and 12 months	—	—
Due after more than 12 months	—	—
Trade receivables	—	62

8.2 Other current assets

Other current assets break down as follows:

	As of December 31,
(in thousands of euros)	2021	2020
Research tax credit receivable	2,490	1,927
VAT receivable	1,058	971
Prepaid expenses	2,213	2,217
Other receivables	3,378	920
Other current assets	9,139	6,035

As of December 31, 2021, prepaid expenses mainly relate to:

•research agreements related to the MD Anderson agreement (see Note 4.4 – Collaboration Agreement with the University of Texas MD Anderson Cancer Center) for €1.0 million, and
•insurance related to the Directors & Officers for €0.6 million.

As of December 31, 2020, prepaid expenses mainly relate to research agreements related to MD Anderson agreement (see Note 4.4 – Collaboration Agreement with the University of Texas MD Anderson Cancer Center) for €1.6 million.

Other receivables mainly comprised advances paid to suppliers in the amounts of €3,043 thousand as of December 31, 2021 as compared to €805 thousand as of December 31, 2020. This advance payment is mainly related to the new ICON contract signed in 2021 in conjunction with the launch of the 312 study.

Research tax credit

The Company receives a research tax credit (Crédit d’Impôt Recherche, or ‘‘CIR’’) from the French tax authorities. See Note 15 for additional details on the CIR research tax credit.

The research tax credit for 2021 was €2.5 million (€2.3 million for Nanobiotix S.A. and €218 thousand for Curadigm SAS), while the amount for 2020 was €1.9 million (€1.9 million for Nanobiotix S.A. and €69 thousand for Curadigm SAS).

The 2020 research tax credit was collected by the Company in November 2021, while the 2019 research tax credit was collected in July 2020.

The change in research tax credit receivables breaks down as follows:

(in thousands of euros)
Receivable as of December 31, 2019	5,688
Refund of 2018 research tax credit – Nanobiotix SA	(3,251)
Refund of 2019 research tax credit – Nanobiotix SA	(2,374)
Refund of 2019 research tax credit – Curadigm SAS	(64)
2020 research tax credit – Nanobiotix SA	1,858
2020 research tax credit – Curadigm SAS	69
Receivable as of December 31, 2020	1,927
Refund of 2020 research tax credit – Nanobiotix SA	(1,858)
Refund of 2020 research tax credit – Curadigm SAS	(69)
2021 research tax credit – Nanobiotix SA	2,272
2021 research tax credit – Curadigm SAS	218
Receivable as of December 31, 2021	2,490

Note 9. Cash and cash equivalents

Accounting policy

Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other reasons. They are easily converted into known amounts of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents consist of liquid assets that are available immediately and term deposits.

Cash equivalents are measured at amortized cost.

Detail of cash and cash equivalents

Cash and cash equivalent break down as follows:

(in thousands of euros)	As of December 31, 2021	As of December 31, 2020
Cash and bank accounts	83,921	119,151
Net cash and cash equivalents	83,921	119,151
As of December 31, 2021, cash and bank accounts decreased by €35,230 thousand as compared with December 31, 2020 mainly due to:
•the non-refundable upfront payment from LianBio in June 2021 of €16.5 million ($20.0 million);
•the payments made to PharmaEngine for a total of €5.4 million in 2021 pursuant to the PharmaEngine Termination Agreement;
•the debt reimbursement related to the EIB loan for €3.0 million and to the Bpifrance loan for €0.5 million; and
•other cash flows used in operating activities.

Note 10. Share Capital

10.1 Capital issued

Accounting policies

Ordinary shares are classified in shareholders’ equity. The cost of equity transactions that are directly attributable to the issue of new shares or options is recognized in shareholders’ equity as a deduction from the proceeds of the issue.

Detail of share capital transactions

(in thousands or number of shares)	Nature of transaction	Share Capital	Premiums related to share capital	Number of shares
December 31, 2019		672	153,139	22,415,039
March 6, 2020	Capital increase	9	0	316,083
June 24, 2020	Subscription of 2020 warrants	—	1	—
June 26, 2020	Subscription of 2020 warrants	—	1	—
June 29, 2020	Subscription of 2020 warrants	—	2	—
June 30, 2020	Subscription of 2020 warrants	—	1	—
July 27, 2020	Capital increase	—	—	6,000
July 28, 2020	Private placement Capital increase	99	20,030	3,300,000
July 28, 2020	Private placement Capital increase transaction costs	—	(1,387)	—
December 16, 2020	U.S. Initial public offering initial deal € - Nasdaq (€11.14)	56	20,609	1,855,000
December 16, 2020	U.S. Initial public offering initial deal $ - Nasdaq ($13.50)	163	60,494	5,445,000
December 18, 2020	U.S. Initial public offering green shoe $ - Nasdaq ($13.50)	33	12,165	1,095,000
December 18, 2020	U.S. Initial public offering costs	—	(9,322)	—
December 31, 2020		1,033	255,735	34,432,122
March 31, 2021	Capital increase AGA 2018-1	1	—	24,500
March 31, 2021	Capital increase AGA 2019-1	11	—	369,250
April 20, 2021	Warrants attribution	—	(11)	—
May 31, 2021	Warrants subscription (BSA 2021)	—	43	—
December 31, 2021		1,045	255,767	34,825,872

As of December 31, 2021, the share capital was €1,044,776.16 divided into 34,825,872 fully paid in ordinary shares each with a par value of €0.03, as compared with the 2020 share capital of €1,032,963.66 divided into 34,432,122 fully paid in ordinary shares, each with a par value of €0.03 and the 2019 share capital of €672,451.17 divided into 22,415,039 fully paid in ordinary shares each with a par value of €0.03.

In 2021, the increase in share capital is inherent to the definitive acquisition of free shares warrants related to the AGA 2018-1 and AGA 2019-1 plans.

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

As of December 31, 2020, €10.7 million of transaction costs had been recorded, €9.3 million of which were related to the initial public offering in the United States, and are recognized as a reduction to premiums related to share capital. Those transaction costs were almost paid in full as of December 31, 2020. The remaining €349 thousand were paid in 2021.

10.2 Treasury shares

On December 31, 2021, the Company held 15,456 treasury shares under a liquidity contract compared to 12,970 treasury shares as of December 31, 2020. This liquidity contract complies with the general regulations of, and market practices accepted by, the French Financial Markets Authority (“AMF”), entered into following the Company’s French initial public offering in 2012. These shares were deducted from IFRS equity in the amount of €202 thousand and €196 thousand as of December 31, 2021 and 2020, respectively.

10.3 Founders’ warrants, warrants, stock options and free shares

Accounting policies

Accounting policies for share-based payments are described in Note 17.

Detail of change in founders’ warrants, warrants, stock options and free shares

As of December 31, 2021 and 2020, the Company had the following type of equity plans in place: founders’ warrant (BSPCE) plans, warrant (BSA) plans, stock option (OSA) plans and free shares (AGA) plans.

The following tables summarize activity in these plans during the years ended December 31, 2021 and 2020.

Founders’ warrants (BSPCE)

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2021	Issued	Exercised	Forfeited	Outstanding at December 31, 2021	Number of shares issuable
BSPCE 2012-2	December 18, 2012	6.63	100,000	—	—	—	100,000	100,000
BSPCE 08-2013	August 28, 2013	5.92	50,000	—	—	—	50,000	50,000
BSPCE 09-2014	September 16, 2014	18.68	86,150	—	—	—	86,150	86,150
BSPCE 2015-1	February 10, 2015	18.57	68,450	—	—	—	68,450	68,450
BSPCE 2015-3	June 10, 2015	20.28	30,700	—	—	(350)	30,350	30,350
BSPCE 2016	February 2, 2016	14.46	202,617	—	—	(1,776)	200,841	200,841
BSPCE 2017	January 7, 2017	15.93	180,850	—	—	(1,350)	179,500	179,500
Total			718,767	—	—	(3,476)	715,291	715,291

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2020	Issued	Exercised	Forfeited	Outstanding at December 31, 2020	Number of shares issuable
BSPCE 2012-2	December 18, 2012	6.63	100,000	—	—	—	100,000	100,000
BSPCE 08-2013	August 28, 2013	5.92	50,000	—	—	—	50,000	50,000
BSPCE 09-2014	September 16, 2014	18.68	92,100	—	—	(5,950)	86,150	86,150
BSPCE 2015-1	February 10, 2015	18.57	70,950	—	—	(2,500)	68,450	68,450
BSPCE 2015-3	June 10, 2015	20.28	38,400	—	—	(7,700)	30,700	30,700
BSPCE 2016	February 2, 2016	14.46	212,969	—	—	(10,352)	202,617	202,617
BSPCE 2017	January 7, 2017	15.93	187,166	—	—	(6,316)	180,850	180,850
Total			751,585	—	—	(32,818)	718,767	718,767

By way of exception, the Executive Board decided to lift, for three former employees and for two former members of the Executive Board, the continued service condition, and, where applicable for a former Executive Board member, the performance conditions to which the exercise of certain BSPCEs was subject, notwithstanding the termination of their employment agreement and/or corporate office.

The impact of share-based payments on income is detailed in Note 17.

The probability of meeting the performance conditions for the 2016 BSPCE, BSA and OSA performance plans was reassessed as of December 31, 2021. As a consequence, no new instrument became issuable.

Warrant Plans (BSA)

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2021	Issued	Exercised	Forfeited	Outstanding at December 31, 2021	Number of shares issuable
BSA 04-12	May 4, 2012	6.00	30,000	—	—	—	30,000	30,000
BSA 2013	April 10, 2013	6.37	6,000	—	—	—	6,000	6,000
BSA 2014	September 16, 2014	17.67	10,000	—	—	—	10,000	10,000
BSA 2015-1	February 10, 2015	17.67	21,000	—	—	—	21,000	21,000
BSA 2015-2(a)	June 25, 2015	19.54	64,000	—	—	—	64,000	64,000
BSA 2015-2(b)	June 25, 2015	19.54	—	—	—	—	—	—
BSA 2016	February 2, 2016	13.74	36,208	—	—	(36,208)	—	—
BSA 2016-2	November 3, 2016	15.01	8,000	—	—	(8,000)	—	—
BSA 2017	January 7, 2017	15.76	18,000	—	—	—	18,000	18,000
BSA 2018-1	March 6, 2018	13.55	28,000	—	—	—	28,000	28,000
BSA 2018-2	July 27, 2018	16.102	5,820	—	—	—	5,820	5,820
BSA 2019-1	March 29, 2019	11.66	18,000	—	—	—	18,000	18,000
BSA 2020	March 17, 2020	6.59	18,000	—	—	—	18,000	18,000
BSA 2021 (a)	April 21, 2021	13.47	—	48,103	—	(33,672)	14,431	14,431
BSA 2021 (b)	April 21, 2021	13.64	—	30,000	—	—	30,000	30,000
Total			263,028	78,103	—	(77,880)	263,251	263,251

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2020	Issued	Exercised	Forfeited	Outstanding at December 31, 2020	Number of shares issuable
BSA 04-12	May 4, 2012	6.00	30,000	—	—	—	30,000	30,000
BSA 2013	April 10, 2013	6.37	6,000	—	—	—	6,000	6,000
BSA 2014	September 16, 2014	17.67	10,000	—	—	—	10,000	10,000
BSA 2015-1	February 10, 2015	17.67	21,000	—	—	—	21,000	21,000
BSA 2015-2(a)	June 25, 2015	19.54	64,000	—	—	—	64,000	64,000
BSA 2015-2(b)	June 25, 2015	19.54	6,000	—	—	(6,000)	—	—
BSA 2016	February 2, 2016	13.74	36,208	—	—	—	36,208	36,208
BSA 2016-2	November 3, 2016	15.01	8,000	—	—	—	8,000	8,000
BSA 2017	January 7, 2017	15.76	18,000	—	—	—	18,000	18,000
BSA 2018-1	March 6, 2018	13.55	28,000	—	—	—	28,000	28,000
BSA 2018-2	July 27, 2018	16.102	5,820	—	—	—	5,820	5,820
BSA 2019-1	March 29, 2019	11.660	18,000	—	—	—	18,000	18,000
BSA 2020	March 17, 2020	6.59	—	18,000	—	—	18,000	18,000
Total			251,028	18,000	—	(6,000)	263,028	263,028
At a meeting on April 20, 2021, the Executive Board, acting pursuant to the delegation granted by the Company’s shareholders' meeting held on November 30, 2020 granted 48,103 warrants to members and observers of the Supervisory Board, each entitling its holder to subscribe one ordinary share, each with a par value of €0.03 and at a price of €13.47 (share premium included). The designated warrants included 18,103 warrants that were issued in replacement of certain 2016 ordinary warrants that became null on February 2, 2021. The subscription period was open from the date of the meeting of the Executive Board until September 30, 2021, inclusive. As of December 31, 2021, 14,431 warrants have been subscribed by their beneficiaries.

The warrants can be exercised at any time during a 10-year period, subject to the satisfaction of the following conditions:

•the subscription by the relevant beneficiary of his/her warrant;
•the relevant holder has attended at least 75% of the Supervisory Board meetings held during the twelve months preceding the exercise of the warrants or, as the case may be, the date the holder ceases to be part of the Group; and
•the recommended dose for two out of the three patient cohorts enrolled in the study 1100 has been determined in order to define the next steps of the immuno-oncology development plan.

It is being specified that (i) the Executive Board, with the prior approval of the Supervisory Board, shall acknowledge the satisfaction of such condition and (ii) such condition shall automatically be waived in the event of a change of control.

At the same meeting, the Executive Board, acting pursuant to the above mentioned delegation, also granted 30,000 warrants to a consultant of the Company, each warrant giving its holder the right to subscribe one ordinary share, each with a par value of €0.03 and at a price of €13.64 (share premium included) at any time during a 10-year period subject to (i) the subscription by such consultant of the warrants and (ii) the drafting by such consultant of a Chemistry, Manufacturing, Control (CMC) risk assessment report. The corresponding subscription period has been fixed from the date of the meeting of the Executive Board until July 20, 2021 inclusive. As of December 31, 2021, no warrants have been subscribed by the beneficiary. In addition, as of December 31, 2021 the report is not prepared yet. Therefore, the warrants are not vested yet.

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
Stock Option Plans (OSA)

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2021	Issued	Exercised	Forfeited	Outstanding at December 31, 2021	Number of shares issuable
OSA 2016-1	February 2, 2016	13.05	400	—	—	—	400	400
OSA 2016-2	November 3, 2016	14.26	4,000	—	—	—	4,000	4,000
OSA 2017	January 7, 2017	14.97	500	—	—	—	500	500
OSA 2018	March 6, 2018	12.87	52,000	—	—	—	52,000	52,000
OSA 2019-1	March 29, 2019	11.08	28,750	—	—	(500)	28,250	28,250
OSA LLY 2019	October 24, 2019	6.41	500,000	—	—	—	500,000	500,000
OSA 2020	March 11, 2020	6.25	400,709	—	—	(13,253)	387,456	387,456
OSA 2021-04	April 20, 2021	13.74	—	571,200	—	(80,000)	491,200	491,200
OSA 2021-06	June 21, 2021	12.99	—	120,000	—	—	120,000	120,000
Total			986,359	691,200	—	(93,753)	1,583,806	1,583,806

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2020	Issued	Exercised	Forfeited	Outstanding at December 31, 2020	Number of shares issuable
OSA 2016-1	February 2, 2016	13.05	400	—	—	—	400	400
OSA 2016-2	November 3, 2016	14.26	4,000	—	—	—	4,000	4,000
OSA 2017	January 7, 2017	14.97	500	—	—	—	500	500
OSA 2018	March 6, 2018	12.87	54,000	—	—	(2,000)	52,000	52,000
OSA 2019-1	March 29, 2019	11.08	30,250	—	—	(1,500)	28,750	28,750
OSA LLY 2019	October 24, 2019	6.41	500,000	—	—	—	500,000	500,000
OSA 2020	March 11, 2020	6.25	—	407,972	—	(7,263)	400,709	400,709
Total			589,150	407,972	—	(10,763)	986,359	986,359

At a meeting on April 20, 2021, the Executive Board, acting pursuant to delegations granted by the Company’s shareholders’ meeting held on November 30, 2020, granted to certain employees of the Group and members of the Executive Board 571,200 stock options (including 143,200 stock options and 428,000 performance stock options), each giving its holder the right to subscribe one ordinary share, each with a par value of €0.03 and at a price of €13.74 (share premium included). Such stock options are governed by the 2020 stock option plan adopted by the Executive Board on February 9, 2021 and approved by the Company’s annual shareholders’ meeting held on April 28, 2021 (the “2020 Stock Option Plan”).

The ordinary stock options are exercisable as follows:

•up to one-third of the ordinary stock options as from April 20, 2022;
•an additional one-third of the ordinary stock options as from April 20, 2023,
•the balance, i.e., one-third of the ordinary stock options as from April 20, 2024, subject to, for each increment, a continued service condition, and in any case,
•no later than 10 years after the date of grant, it being specified that stock options which have not been exercised by the end of this 10-year period will be forfeited by law.

The performance stock options may be exercised under the following conditions:

•10% of the stock options may be exercised when the market price of the Company’s shares on the regulated market of Euronext in Paris reaches €24.00,
•an additional 10% of the stock options may be exercised when the market price of the Company's shares on the regulated market of Euronext in Paris reaches €30.00,
•an additional 40% of the stock options may be exercised when the market price of the Company’s shares on the regulated market of Euronext in Paris reaches €40.00,
•an additional 40% of the stock options may be exercised when the market price of the Company's shares on the regulated market of Euronext in Paris reaches €60.00, and
•at the latest within 10 years of the date of grant, it being specified that stock options which have not been exercised by the end of this 10-year period will be forfeited by law.

It being specified that (i) among such performance stock options that may be exercised, and subject to, for each increment, a continued service condition, their holders may only exercise (x) up to 10% of such performance stock options as from April 20, 2022, (y) an additional 30% of such performance stock options as from April 20, 2023, and (z) the balance, i.e., 60% of such performance stock options as from April 20, 2024, and (ii) such additional vesting condition shall be automatically waived in the event of a change of control.

The number of ordinary and performance stock options that may be exercised under the above exercise schedules would always be rounded down to the nearest whole number.

At a meeting on June 21, 2021, the Executive Board, acting pursuant to the delegation granted by the shareholders’ meeting held on November 30, 2020 granted 60,000 ordinary stock options to Mr. Bart Van Rhijn following his entry into the Company and his appointment as a Member of the Executive Board. Such stock options are governed by the 2020 Stock Option Plan. Acting pursuant to a delegation granted by the Company’s annual shareholders’ meeting held on April 28, 2021, it also decided to adopt the 2021 stock option plan and to grant to Mr. Bart Van Rhijn 60,000 performance stock options governed by such plan. Each of such 120,000 stock options (whether ordinary and performance) gives it holders the right to subscribe one ordinary share, each with a par value of €0.03 and at a price of €12.99 (share premium included).

The exercise conditions of the 143,200 ordinary stock options and 428,000 performance stock options granted on April 20, 2021 described above shall apply mutatis mutandis to these 60,000 ordinary stock options and 60,000 performance stock options respectively, save for the anniversary date which shall be June 30 rather than April 20. In addition, in accordance with French regulation, the exercise of the above stock options (whether ordinary and performance) are subject to an additional performance condition as soon as they are granted to a member of the Executive Board: determination of the recommended dose for two of the three patient cohorts enrolled in the NBTXR3-1100 clinical study, in order to be able to define the next stage of the development plan in immuno-oncology.

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

By way of exception, the Executive Board decided to lift the continued service condition of the OSA 2020 for two former Executive Board members as well as to accelerate, as from June 30, 2021, the vesting of the OSA 2020 one of these former executive board members holds, enabling him to exercise all of them, in the context of his departure from the Company.

Free share plans (AGA)

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2021	Issued	Definitively acquired	Forfeited	Outstanding at December 31, 2021	Number of shares exercisable
AGA 2018-1	March 6, 2018	n.a.	24,500	—	(24,500)	—	—	—
AGA 2018-2	July 27, 2018	n.a.	—	—	—	—	—	—
AGA 2019-1	March 29, 2019	n.a.	372,000	—	(369,250)	(2,750)	—	—
AGA 2020	March 11, 2020	n.a.	50,000	—	—	—	50,000	50,000
AGA 2021	April 20, 2021	n.a.	—	362,515	—	(2,003)	360,512	360,512
Total			446,500	362,515	(393,750)	(4,753)	410,512	410,512

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2020	Issued	Definitively acquired	Forfeited	Outstanding at December 31, 2020	Number of shares exercisable
AGA 2018-1	March 6, 2018	n.a.	355,250	—	(316,083)	(14,667)	24,500	24,500
AGA 2018-2	July 27, 2018	n.a.	6,000	—	(6,000)	—	—	—
AGA 2019-1	March 29, 2019	n.a.	385,000	—	—	(13,000)	372,000	372,000
AGA 2020	March 11, 2020	n.a.	—	50,000	—	—	50,000	50,000
Total			746,250	50,000	(322,083)	(27,667)	446,500	446,500

At a meeting on April 20, 2021, the Executive Board, acting pursuant to the authorization granted by Company’s shareholders’ meeting on November 30, 2020, granted 362,515 free shares, each with a par value of €0.03 to certain employees of the Group and members of the Executive Board. Such free shares will be subject to a one-year holding period starting at the end of the two-year acquisition period, i.e. starting on April 20, 2023. Such free shares are governed by the 2020 free share plan adopted by the Executive Board on February 9, 2021.

Furthermore, the final vesting of the free shares granted to members of the Executive Board is conditioned upon the determination of the recommended dose for two out of the three patient cohorts enrolled in the NBTXR3-1100 clinical study in order to define the next steps of the development plan in immuno-oncology.

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

Free share vesting conditions

The AGA 2020 and AGA 2021 are subject to, for French tax residents, a two-year acquisition period and a one-year holding period, and, for foreign tax residents, a three-year acquisition period. The free shares granted by the Company are definitively acquired at the end of the acquisition period as set by the Executive Board. At the end of such period, the beneficiary is the owner of the shares. However, during the holding period (as set by the Executive Board), if any, the shares may not be sold, transferred or pledged.

Unless otherwise decided by the supervisory and executive boards of the Company, the AGA 2020 and the AGA 2021 are subject to continued service during the acquisition period (i.e., for the AGA 2020, until March 11, 2022 and for AGE 2021, until April 20, 2023), it being specified that, failing such continued service, the beneficiary definitively and irrevocably loses his or her right to acquire the relevant AGA 2020 or AGA 2021.

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

At a meeting on March 17, 2021, the Executive Board acknowledged the definitive acquisition of 24,500 free shares granted on March 6, 2018 following a three-year acquisition period, thus acknowledging the related share capital increase of €735.

At a meeting on April 1, 2021, the Executive Board acknowledged the definitive acquisition of 369,250 free shares granted on March 29, 2019 following a two-year acquisition period, thus acknowledging the related share capital increase of €11,077.50.

At a meeting on September 22, 2020, the Executive Board acknowledged the definitive acquisition of 6,000 free shares granted on July 27, 2018 following a two-year acquisition period, thus acknowledging the related share capital increase of €180.

In accordance with the terms of the free shares, the Executive Board decided to lift, for seven Company’s employees and a former Executive Board member, the continued service condition to which the definitive acquisition of their free shares is subject, notwithstanding the termination of their employment agreement or corporate office. The impact of share-based payments on income is discussed in Note 17. As of December 31, 2021, the assumptions related to the estimated vesting of the founders’ warrants, the warrants and performance stock-options have been updated (see Note 17).

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

As of December 31, 2021 and 2020, the Company updated the parameters for calculating the lump-sum retirement benefit plan to take recent changes into account. The salary increase rate, staff turnover and discount rate were all updated (see Note 11.2 for further details on assumptions used).

(in thousands of euros)	As of January 1, 2021	Increases	Decreases	As of December 31, 2021
Lump-sum retirement benefits	414	—	(97)	318
Non-current provisions	414	—	(97)	318
Provisions for disputes	40	54	—	94
Provision for charges	—	16	—	16
Current provisions	40	70	—	110
Total provisions	454	70	(97)	428

(in thousands of euros)	As of January 1, 2020	Increases	Decreases(1)	As of December 31, 2020
Lump-sum retirement benefits	331	83	—	414
Non-current provisions	331	83	—	414
Provisions for disputes	—	40	—	40
Provision for charges	164	—	(164)	—
Current provisions	164	40	(164)	40
Total provisions	495	123	(164)	454
(1)See Statement of consolidated cash flows and Note 16.4 for the nature of these decreases

11.1 Current provisions

Provisions for disputes comprise employee disputes in progress. The increase during 2021 and 2020 of €54 thousand and €40 thousand, respectively, were due to a new employee dispute that occurred during the respective years.

In 2020, the reversal of provisions for charges of €164 thousand were related to termination costs accounted for in 2019 following an employee departure.

11.2 Non-current provisions

Commitments for retirement benefits

	As of December 31,
(in thousands of euros)	2021	2020
Provision as of beginning of period	414	331
Cost of services	84	76
Interests / discounting costs	1	3
Expense for the period	85	79
Gains or losses related to experience	(133)	(61)
Gains or losses related to change in demographic assumptions	(5)	3
Gains or losses related to change in financial assumptions	(43)	62
Actuarial gains or losses recognized in other comprehensive income	(182)	4
Provision as of end of period	318	414

The assumptions used to measure lump-sum retirement benefits are as follows:

Measurement date	December 31, 2021	December 31, 2020
Retirement assumptions	Management: Age 66 Non-management: Age 64	Management: Age 66 Non-management: Age 64
Social security contribution rate	42.01%	44%
Discount rate	0.98%	0.33%
Mortality tables	Regulatory table INSEE 2015 -2017	Regulatory table INSEE 2014 -2016
Salary increase rate (including inflation)	Executive: 3% Non-Executive: 2.5%	Executive: 3% Non-Executive: 2.5%
Staff turnover	Constant average rate of 5.86%	Constant average rate of 5.86%
Duration	20 years	17 years

The rights granted to Company employees are defined in the Collective Agreement for the Pharmaceutical industry (manufacturing and sales of pharmaceutical products).

The staff turnover rate was determined using a historical average over the 2015-2019 period.

The sensitivity to the discount rate and to the salary growth is as follows:

Discount rate	0.73%	0.98%	1.23%
Defined Benefit Obligation as of December 31, 2021 (in thousands of euros)	333	318	303

The company does not expect to pay a material amount of benefits for the five next years.

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

Details of financial liabilities

	As of December 31,
(in thousands of euros)	2021	2020
Lease liabilities – Short term	1,126	1,197
Repayable BPI loan advances - Short term	800	500
PGE*	1,086	141
EIB Loan – Short term	5,192	3,033
Total current financial liabilities	8,204	4,872
Lease liabilities – Long term	5,393	4,991
Repayable BPI loan advances – Long term	2,259	2,975
PGE*	8,982	9,922
EIB loan – Long term	21,182	26,218
Total non-current financial liabilities	37,816	44,107
Total financial liabilities	46,020	48,979
(*)”PGE”or in French “Prêts garantis par l’Etat” are state-guaranteed loans

Bpifrance conditional advances

The Company receives repayable advances from Banque Publique d’Investissement (formerly known as OSEO Innovation). Some of these advances are interest-free and are fully repayable in the event of technical and/or commercial success. In 2018, the Company was informed that the initial date of reimbursement of the Bpifrance repayable advance was deferred for 18 months.
The other advances are bearing 1.56% interest. The amount to be reimbursed corresponds to the amount received to date, €2.1 million, increased by the interest amount (see Note 12.1).

In June 2020, Curadigm SAS obtained a €500 thousand conditional advance from Bpifrance, €350 thousand of which was received at the signature date while the remaining amount had been scheduled to be received by Curadigm at the end of the work, expected as of March 1, 2022 at the latest, but Curadigm SAS requested an extension of the work period to Bpifrance as a result of COVID-19 which - in case of Bpifrance’s approval - could result in collectibility of the remaining €150 thousand. As of December 31, 2021, the work had not been completed and the balance, therefore, has not been paid.

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

The third tranche, which abides by specific conditions (NBTXR3 should obtain the European Commission trademark and reach the main performance criteria for the Phase III pivot, for head and neck cancer treatment), has not been requested by the Company. The deadline for requesting this third tranche, initially scheduled as of July 26, 2020, had been delayed by 12 months to July 31, 2021. As the conditions were not met by July 31, 2021, the Company will not be able to request the final tranche of the EIB loan.

Pursuant to the terms of the loan, the Company is also required, during a six-year royalty calculation period commencing on January 1, 2021, to pay (on each June 30 with respect to the preceding year within the calculation period) additional interest in the form of royalties, calculated according to the number of tranches that have been withdrawn and indexed on the annual sales turnover (see Note 4.2). Initially, the Company calculated estimated future royalties based on its forecast of future annual sales turnover, and this estimated amount was included in the amortized cost of the loan. When the Company revises its forecasts of estimated royalties, the carrying value of the liability is subsequently adjusted based on the revised estimate of future royalties, which is discounted at the original effective interest rate. The related impact on the carrying value of the liability is recorded as financial income or expense, as applicable. Due to the delay caused by COVID-19 in clinical trials and the revision of the related sales development plan, the sales forecasts were updated resulting in a change in estimate of the accrued royalties (see Note 12 of our consolidated financial statements for details about the impact of this sales forecast update). A 10%

increase of the estimated future net sales would result in an immaterial change of the EIB loan valuation recorded as of December 31, 2021.

PGE loan

The Company announced in June 2020 that it has received approval for financing from both HSBC and Bpifrance for €5 million each in the form of state-guaranteed loans (“Prêts Garantis par l’Etat”, or “PGE” in France); the €5 million from HSBC (the ‘‘HSBC PGE Loan’’) was received in June 2020. This loan is booked at amortized cost for a minimum of 12 months and allows the Company to delay the reimbursement of this 12 months loan by 1 to 5 years. The Company uses this option and the reimbursement date was delayed by 1 year and will start in September 2022. The effective interest rate amounts to 0.31%.

On July 10, 2020, the Company entered into the second €5 million PGE loan with Bpifrance (the ‘‘Bpifrance PGE Loan’’). The Bpifrance PGE loan has a six-year term and is 90% guaranteed by the French State. The Bpifrance PGE loan did not bear any interest for the first 12-month period but, following such 12-month period and for the subsequent 5 years, is bearing an interest rate of 2.25% per annum, inclusive of an annual State guarantee fee of 1.61% per annum. The principal and interest of the Bpifrance PGE loan will be reimbursed in 20 quarterly installments as from October 31, 2021 until July 26, 2026.

12.1 Conditional advance, bank loan and loans from government and public authorities

The table below shows the detail of liabilities recognized on the statements of financial position by type of conditional advances and loans from government and public authorities.

Conditional advances and loans from government and public authorities

(in thousands of euros)	Bpifrance advance	Interest-free Bpifrance loan	EIB Loan	Curadigm Bpifrance advance	Total
As of January 1, 2020	2,165	1,210	34,746	—	38,121
Principal received	—	—	—	350	350
Impact of discounting and accretion	19	14	(1,736)	(65)	(1,769)
Accumulated fixed interest expense accrual	32	—	1,731	—	1,763
Accumulated variable interest expense accrual	—	—	(4,789)	—	(4,789)
Repayment	—	(250)	(700)	—	(950)
As of December 31, 2020	2,216	974	29,251	285	32,727
Principal received	—	—	—	—	—
Impact of discounting and accretion	17	19	(5,817)	16	(5,765)
Accumulated fixed interest expense accrual	32	—	1,758	—	1,790
Accumulated variable interest expense accrual	—	—	4,214	—	4,214
Repayment	—	(500)	(3,033)	—	(3,533)
As of December 31, 2021	2,266	493	26,374	300	29,433
The impact of discounting and accretion of €5.8 million, in 2021 relates to impact from the “catch-up method” related to the variable compensation further to the royalty component in the EIB loan that is linked to future revenue expectations. When the Company revises its forecasts of estimated royalties, the carrying value of the liability is subsequently adjusted based on the revised estimate of future royalties, which is discounted at the original effective interest rate. The related impact on the carrying value of the liability is recorded as financial income or expense, as applicable. The rest of the catch up impact is presented on the line variable interest future payments.

The expected royalty payments to be made in the future, initially estimated as €17.2 million as of December 31, 2020 have been updated to €3.4 million as of December 31, 2021.

Bank loan

(in thousands of euros)	HSBC “PGE” (1)	Bpifrance “PGE” (1)	Total
As of January 1, 2020	—	—	—
Principal received	5,000	5,000	10,000
Impact of discounting and accretion	14	34	47
Accumulated fixed interest expense accrual (2)	7	10	17
As of December 31, 2020	5,020	5,044	10,064
Principal received	17	(14)	3
Impact of discounting and accretion	26	120	146
Accumulated fixed interest expense accrual (3)	(33)	(112)	(145)
As of December 31, 2021	5,030	5,038	10,068
(1)”PGE”or in French “Prêts garantis par l’Etat” are state-guaranteed loans
(2) In 2020 the fixed interest accrual refers to guarantee fee of 0.25% of the principal of the HSBC PGE loan and to a guarantee fee of 0.25% added to a fixed interest rate of 1.36% for the Bpifrance PGE loan, respectively.
(3) In 2021 the fixed interest accrual refers to guarantee fee of 0.25% of the principal of the HSBC PGE loan and to a guarantee fee of 0.25% added to a fixed interest rate of 1.36% for the Bpifrance PGE loan, respectively.

12.2 Lease liabilities

The table below shows the detail of changes in lease liabilities recognized on the statements of financial position over the periods disclosed:

(in thousands of euros)	Lease liabilities
As of January 1st, 2020	6,405
New lease contracts	521
Impact of discounting of the new lease contracts	(94)
Fixed interest expense	333
Repayment of lease	(928)
Early termination of lease contracts	(49)
As of December 31, 2020	6,188
Engagement	1,476
Impact of discounting and accretion	(110)
Accumulated fixed interest expense accrual	288
Repayment of lease	(1,195)
Early termination of lease contracts	(128)
As of December 31, 2021	6,519

12.3 Due dates of the financial liabilities

The due dates for repayment of the advances loans and lease liabilities at their nominal value and including fixed-rate interest are as follows:

	As of December 31, 2021
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Bpifrance	300	1,300	808	—
Interest-free Bpifrance loan	500	—	—	—
Curadigm interest-free Bpifrance advance	—	200	150	—
HSBC “PGE” (1)	661	2,572	1,904	—
Bpifrance “PGE” (1)	425	2,662	2,237	—
EIB fixed rate loan	5,192	28,762	—	—
Lease liabilities	1,126	2,252	2,247	1,714
Total	8,204	37,747	7,346	1,714
(1)”The Company will reimburse the two “PGE”or (“Prêts garantis par l’Etat” or state-guaranteed loans) over 5 years with a deferral of 1 year (last reimbursement being in 2026), for the reasons mentioned in the paragraph below.

The long-term debt obligations relate to the fixed rate interest and principal payable on repayable advances, the interest-free Bpifrance loan, EIB loan, PGE loans and the lease liabilities. These amounts do not include the discounting impact, but only reflect the committed amounts under those contracts as of December 31, 2021.

The outstanding balance of the EIB loan included in the table above was €33.9 million as of December 31, 2021, including €7.0 million of total fixed rate interest to be paid over the term of the loan, out of which €1.8 million was accrued as of December 31, 2021. The balance in the table above does not include €3.4 million of estimated variable rate interest, based on the consolidated forecasted sales expected to be generated by the Company during the six-year period beginning January 1, 2021 (see Notes 3.2, 4.3 and 12.1).

On April 07, 2021, the Company received the approval of HSBC on its debt rescheduling request. The HSBC PGE loan will be reimbursed at the same pace as the Bpifrance loan, starting on September 2022.

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

Details of trade and other payables

	As of December 31,
(in thousands of euros)	2021	2020
Accrued expenses - clinical trials	1,486	1,532
Trade payables & other accruals	4,996	5,574
Total trade and other payables	6,482	7,106
Trade payables are not discounted, as none of the amounts were due in more than one year.
Other trade payables include €447 thousand of costs relating to the ICON contract not yet paid, as of December 31, 2021.

13.2 Other current liabilities

	As of December 31,
(in thousands of euros)	2021	2020
Tax liabilities	258	283
Payroll tax and other payroll liabilities	4,820	6,248
Other payables	453	491
Other current liabilities	5,531	7,022
Payroll tax and other payroll liabilities consist primarily of payroll taxes, namely the employer costs to be paid on free shares, accrued bonuses, vacation days and related social charges.

Payroll tax and other payroll liabilities decreased by €1.4 million from €6.2 million as of December 31, 2020 to €4.8 million as of December 31, 2021 as a result of the decrease in social charges accrual related to free shares and to bonuses.

13.3 Deferred revenues and contract liabilities

	As of December 31,
(in thousands of euros)	2021	2020
Deferred revenues and contract liabilities	16,518	—
Deferred revenues and contract liabilities	16,518	—

Change in deferred revenues and contract liabilities as of December 31, 2021 consists of contract liabilities relating to the LianBio contract in the amount of €16.5 million, accounted for in accordance with IFRS 15. See Note 15 Revenues and other income for more details.

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

Detail of financial instruments included in the statements of financial position and impact on income

	As of December 31, 2021
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at fair value through profit or loss	Assets and liabilities carried at amortized cost	Fair value(1)
Non-current financial assets
Non-current financial assets	519	97	421	519
Trade receivables	—	—	—	—
Cash and cash equivalents	83,921	—	83,921	83,921
Total assets	84,440	97	84,343	84,440
Financial liabilities
Non-current financial liabilities	38,733	—	38,733	38,733
Current financial liabilities	7,288	—	7,288	7,288
Trade payables and other payables	6,482	—	6,482	6,482
Total liabilities	52,503	—	52,503	52,503
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

The principal financial risks faced by the Company are liquidity, foreign currency exchange, interest rate and credit risks.

Liquidity risk

Given the amount of cash and cash equivalents held by the Company as of December 31, 2021 (see Note 9), the Company does not believe that it is exposed to short-term liquidity risk.

Foreign Currency Exchange Risk

The functional currency of Nanobiotix S.A. is the euro. Exposure to foreign currency exchange risk is derived almost entirely from intragroup transactions between Nanobiotix S.A. and its U.S. subsidiaries, for which the functional currency is the U.S. dollar, as well as trade relations with customers and suppliers outside the euro zone.

At this stage of its development, the Company does not use hedging to protect its business against exchange rate fluctuations. However, a significant increase in its business activity outside the euro zone could lead to a greater exposure to foreign currency exchange risk. If this occurs, the Company may implement a suitable hedging policy for these risks.

The following table shows the impact of a 10% increase or decrease in the exchange rate between the euro and the U.S. dollar, calculated on the amounts of capital contributions and loans to the Company’s U.S. subsidiaries as of December 31, 2021, and 2020.

	For the year ended December 31, 2021
Impact	Net income		Equity
(in thousands of euros)	Increase	Decrease	Increase	Decrease
USD / Euro exchange rate	45	(45)	87	(87)
Total	45	(45)	87	(87)

	For the year ended December 31, 2020
Impact	Net income		Equity
(in thousands of euros)	Increase	Decrease	Increase	Decrease
USD / Euro exchange rate	5	(5)	124	(124)
Total	5	(5)	124	(124)

Credit risk

Credit risk arises from cash and cash equivalents, derivative instruments and deposits with banks and other financial institutions as well as from exposure to customer credit, in particular unpaid receivables and transaction commitments.

The credit risk related to cash and cash equivalents and to current financial instruments is not material given the quality of the relevant financial institutions. Customer credit risk is limited, due in part to low trade receivables as of December 31, 2021 and in part to its customers’ high credit rating for other receivables.

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

Revenue

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

Development milestones constitute variable payments that are recognized over-time. As milestone payment timing was defined to reflect the efforts of both parties over time and were amended to reflect all changes in the contractual development plan, the Company concluded that the terms of variable payments reflect its efforts to satisfy the performance obligation related to each development phase and that no portion if any of such consideration that would relate to the license would impact the timing of recognition because of the highly probable collectability requirement. On this basis, the first milestone payment of $1 million (upon signature of the first amendment that allowed PharmaEngine to benefit from the results of the Company’s clinical studies for soft-tissue sarcoma indication) and the second milestone payment of $1 million (first patient’s injection with NBTXR3 in soft tissue sarcoma study in Asia) were received and recognized in 2014 and 2016, respectively. The next milestone will be received following the first filing for regulatory approval for marketing NBTXR3 in PharmaEngine ’s territory, which had not occurred as of December 31, 2021.

Royalties are considered at market conditions and will be fully recognized once the subsequent sales occur.

In March 2021, the Company and PharmaEngine mutually agreed to terminate the license and collaboration agreement. See note 4 Significant Transactions.

Application of IFRS 15 to the license and collaboration agreement with LianBio

Under the clause 8.5 of the license and collaboration agreement between the Company and LianBio, LianBio has the final decision on development and marketing activities in its territory. Consequently, the agreement does not qualify as a partnership under IFRS 11, which requires joint control and unanimous approval of strategic decisions by both parties. The agreement falls within the scope of IFRS 15.

We identified the separate performance obligations of the contract under IFRS 15. The agreement includes the following obligations to LianBio:

•an exclusive license, under the Company's intellectual property, to develop and market the licensed products;
•the right to actively participate in global Phase III registration trials to obtain marketing approval in China;
•if a pivotal trial is initiated by the Company in another country, the right to obtain a license and the right to reference efficacy data from the study and regulatory filings and approvals;
•if a Phase I and Phase II trial is initiated by the Company, the right to obtain access to and a license to all clinical data and regulatory filings relating to such clinical trial; and
•the requirement to purchase products under license to the Company.

The Company's know-how as disclosed and made available to LianBio could not technically be used by LianBio, or by a third party, to manufacture the licensed products. The provision of additional know-how data and information by the Company is necessary to enable a third party to manufacture the licensed products. This information will only be provided if the Company, at any time following a change of control of the Company, fails to provide at least 80% of LianBio's forecasted need for licensed products in a given calendar year. The license cannot be separated because LianBio cannot benefit from the license alone (i.e. without the ongoing manufacturing service provided by the Company). On this basis, we concluded that the license and the manufacturing service are not distinct.

As the license is not separate, any services performed in connection with the clinical trials cannot be analyzed as a separate service provided by the Company to LianBio, because LianBio cannot benefit from the clinical trials alone.

LianBio has the exclusive right to purchase and sell the licensed products in its territory but has no enforceable obligation to make the purchases.

Accordingly, the agreement contains only one performance obligation: the manufacturing and the supply by Nanobiotix to LianBio of the licensed products.

In consideration for this exclusive right to purchase and sell the licensed products granted to LianBio, the Company received on June 15, 2021, a non-refundable upfront payment of $20 million and may receive up to $220 million in potential additional payments upon the achievement of certain development and commercialization milestones. The development milestones events refer to the effort provided by LianBio to register the licensed product as a drug and to enroll patients in the global phase III registrational study in head and neck within 18 months and the receipt of marketing authorization for the Licensed Product in the territory for any indication in the field. The Company is entitled to receive sales milestones payments, once the aggregate net sales of the Licensed product in the territory achieve graduated amounts.

No revenue is to be recognized when such a right is granted. The upfront payment and milestone payments are considered as advance payments for future deliverables. Therefore, no revenue will be recognized until the first sales of the licensed products occur. In accordance with paragraph 106 of IFRS 15, upon receipt of an upfront payment from LianBio, the Company shall recognize a contractual liability to the extent of the upfront payment. The Company shall derecognize this contractual liability (and recognize revenue) when it transfers the licensed products.

The upfront payment and milestone payments must be allocated to the sales of licensed products. Significant judgment will be required to determine how to allocate the upfront payments to the sales of licensed products.

Nanobiotix will also be eligible to receive tiered, low double-digit royalties based on net sales of NBTXR3 in the licensed territories. The method of recognizing these revenues is also yet to be determined.

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

Detail of revenues and other income

The following table summarizes the Company’s revenues and other income per category for the years ended December 31, 2021, 2020, and 2019.

	For the year ended December 31,
(in thousands of euros)	2021	2020	2019
Services	5	50	40
Other sales	5	—	28
Total revenues	10	50	68
Research tax credit	2,490	1,927	2,437
Subsidies	126	526	20
Other	21	10	17
Total other income	2,637	2,462	2,473
Total revenues and other income	2,647	2,512	2,541
The Company’s revenue of €10 thousand in 2021, €50 thousand in 2020 and €68 thousand in 2019 were derived mainly from the charging-back of shared external clinical research organization costs in connection with the development support provided by the Company to PharmaEngine as part of the 2014 amendment to the Company's License and Collaboration Agreement.

100% of the revenues recognized in 2021, 2020 and 2019 were derived from the arrangement with PharmaEngine (see Note 4.1).

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

Accounting policies for research and development expenses are described in Note 5.

16.1 Research and development expenses

	For the year ended December 31,
(in thousands of euros)	2021	2020	2019
Purchases, sub-contracting and other expenses	(19,562)	(12,734)	(16,804)
Payroll costs (including share-based payments)	(9,605)	(10,306)	(11,980)
Depreciation, amortization and provision expenses(1)	(1,211)	(1,290)	(1,627)
Total research and development expenses	(30,378)	(24,330)	(30,411)
(1)see note 16.4 Depreciation, amortization and provision expenses

Purchases, sub-contracting and other expenses increased by €6.9 million, or 54% for the year ended December 31, 2021 as compared with the same period in 2020. This reflects the increase of the clinical development activities, especially driven by the launch of our global Phase III clinical trial for elderly head and neck cancer patients ineligible for platinum-based (cisplatin) chemotherapy (NANORAY-312).

Payroll costs decreased by €774 thousand, or 8% for the year ended December 31, 2021 as compared with the same period in 2020. This variation is mainly due to a change in the mix and in the location of our research and development staff.

As of December 31, 2021, the Company’s workforce amounted to 75 research and development staff, including 9 additional positions created during the year ended December 31, 2021.

As of December 31, 2020, the Company’s workforce amounted to 66 research and development staff, including a decrease of fifteen positions created during the year ended December 31, 2020 and 81 research and development staff, including 2 additional positions created during the year ended December 31, 2019.

The impact of share-based payments (excluding employer’s contribution) on research and development expenses amounted to €677 thousand in 2021 as compared with €629 thousand in 2020 and €902 thousand in 2019.

16.2 Selling, General and Administrative (SG&A) expenses

	For the year ended December 31,
(in thousands of euros)	2021	2020	2019
Purchases, fees and other expenses	(9,638)	(6,482)	(9,435)
Payroll costs (including share-based payments)	(9,379)	(7,789)	(9,205)
Depreciation, amortization and provision expenses (1)	(417)	(340)	(270)
Total SG&A expenses	(19,434)	(14,611)	(18,909)
(1)see note 16.4 Depreciation, amortization and provision expenses

In 2021, purchases, fees and other expenses increased by €3,156 thousand, or 49% for the year ended December 31, 2021 as compared with the same period in 2020. This variation reflects two main impacts, first the legal expenses relating to partnership agreements as well as consulting fees, legal and compliance expenses as a result of being a U.S. public company. The second main impact relates to recruitment expenses.

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

Payroll costs increased by €1.6 million or 21% in 2021, mainly due to a change in the mix and location changes of our staff in SG&A functions (more US based employees) and a one-time severance payment related to the departure of Philippe Mauberna, the prior CFO.

As of December 31, 2021, the Company’s workforce amounted to 25 staff in SG&A functions in comparison with a Company’s workforce of 24 staff in SG&A functions during the year ended December 31, 2020 and a Company’s workforce of 29 staff in SG&A functions, including 6 additional positions created during the year ended December 31, 2019.

The impact of share-based payments (excluding employer’s contribution) on SG&A expenses amounted to €2.5 million in 2021, as compared with €2.3 million in 2020 and €3.4 million in 2019.

16.3 Payroll costs

	For the year ended December 31,
(in thousands of euros)	2021	2020	2019
Wages and salaries	(11,391)	(11,141)	(11,876)
Payroll taxes	(4,308)	(3,953)	(4,913)
Share-based payments	(3,201)	(2,924)	(4,320)
Retirement benefit obligations	(84)	(76)	(76)
Total payroll costs	(18,984)	(18,094)	(21,185)
Average headcount	96	97	112
End-of-period headcount	100	90	110
As of December 31, 2021, the Company’s workforce totaled 100 employees, compared with 90 December 31, 2020 and 110 as of December 31, 2019.

In 2021, wages, salaries and payroll costs, together, amounted to €15.7 million as compared with €15.1 million in 2020. This is mainly due to the 10 additional positions created during the year ended December 31, 2021.

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

In accordance with IFRS 2 – Share-based Payment, the share-based payment amount recognized in the statements of operations reflects the expense associated with rights vesting during the fiscal year under the Company's share-based compensation plans. The share-based payment expenses amounted to €3.2 million for the year ended December 31, 2021, as compared with €2.9 million as of December 31, 2020 and €4.3 million as of December 31, 2019 (see Note 17).

16.4 Depreciation, amortization and provision expenses

Depreciation, amortization and provision expenses by function are detailed as follows:

	For the year ended December 31, 2021
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(34)	(10)	(45)
Amortization expense of tangible assets	(1,109)	(406)	(1,515)
Provision for charges	(68)	—	(68)
Total depreciation, amortization and provision expenses	(1,211)	(416)	(1,628)

	For the year ended December 31, 2020
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(152)	(23)	(176)
Amortization expense of tangible assets	(1,250)	(329)	(1,579)
Utilization of provision for disputes	145	—	145
Provision for charges	—	(40)	(40)
Reversal of provision for disputes	—	19	19
Total depreciation, amortization and provision expenses	(1,257)	(373)	(1,630)

	For the year ended December 31, 2019
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(289)	(3)	(292)
Depreciation expense of property, plant and equipment	(1,208)	(270)	(1,478)
Utilization of provision for charges	—	55	55
Provision for charges	(112)	(52)	(164)
Total depreciation, amortization and provision expenses	(1,609)	(270)	(1,879)

16.5 OTHER OPERATING INCOME AND EXPENSES

	For the year ended December 31, 2021
(in thousands of euros)	2021	2020
Contract termination indemnity (PharmaEngine)	(5,414)	—
Total Other operating income and expenses	(5,414)	—

The Company has made payments for a cumulative amount of $6.5 million (€5.4 million converted at the exchange rate on the payment date) to PharmaEngine in accordance with the termination and release agreement signed between the parties. See Note 4.2 PharmaEngine.

Note 17. Share-based payments

Accounting policy

The Company has adopted a number of compensation plans since its inception. As of December 31, 2021, the Company had nine (9) outstanding founders’ warrant plans, twelve (12) outstanding warrant plans, nine (9) stock option plans and two (2) outstanding free shares plans.

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

The number of options and warrants outstanding on December 31, 2021 and their main characteristics, are detailed below:

Founders’ warrants

	Pre-2021 founders’ warrant plans
	BSPCE 2012-2	BSPCE 08-2013	BSPCE 09-2014	BSPCE 2015-1	BSPCE 2015-03
Type of underlying asset	New shares	New shares	New shares	New shares	New shares
Number of founder’s warrants granted	100,000	50,000	97,200	71,650	53,050
Date of shareholders' resolution approving the plan	05/04/2012	06/28/2013	06/18/2014	06/18/2014	06/18/2014
Grant date	12/18/2012	08/28/2013	09/16/2014	02/10/2015	06/10/2015
Contractual expiration date	12/18/2022	08/28/2023	09/16/2024	02/10/2025	06/10/2025
Grant price	—	—	—	—	—
Exercise price	€6.63	€5.92	€18.68	€18.57	€20.28
Number of founders’ warrants as of Number of founders’ warrants as of December 31, 2021	100,000	50,000	86,150	68,450	30,350
Number of founders’ warrants exercised	—	—	—	—	—
Including founders’ warrants exercised during the period	—	—	—	—	—
Number of founders’ warrants lapsed or cancelled	—	—	11,050	3,200	22,700
Including founders’ warrants lapsed or cancelled during the period	—	—	—	—	350

	Pre-2021 founders’ warrant plans
	BSPCE 2016 Ordinary	BSPCE 2016 Performance	BSPCE 2017 Ordinary	BSPCE 2017
Type of underlying asset	New shares	New shares	New shares	New shares
Number of founder’s warrants granted	126,400	129,250	117,650	80,000
Date of shareholders' resolution approving the plan	06/25/2015	06/25/2015	06/23/2016	06/23/2016
Grant date	02/02/2016	02/02/2016	01/07/2017	01/07/2017
Contractual expiration date	02/02/2026	02/02/2026	01/08/2027	01/07/2027
Grant price	—	—	—	—
Exercise price	€14.46	€14.46	€15.93	€15.93
Number of founders’ warrants as of December 31, 2021	100,567	100,274	99,500	80,000
Number of founders’ warrants exercised	333	—	—	—
Including founders’ warrants exercised during the period	—	—	—	—
Number of founders’ warrants lapsed or cancelled	25,500	28,976	18,150	—
Including founders’ warrants lapsed or cancelled during the period	350	1,426	1,350	—

Warrants

	Pre-2021 warrant plans
	BSA 04-2012	BSA 2013	BSA 2014	BSA 2015-1	BSA 2015-2 (a)	BSA 2015-2 (b)	BSA 2016 ordinary
Type of warrants	New shares	New shares	New shares	New shares	New shares	New shares	New shares
Number of warrants granted	52,500	10,000	14,000	26,000	64,000	6,000	18,103
Date of shareholders' resolution approving the plan	05/04/2012	05/04/2012	06/18/2014	06/18/2014	06/18/2014	06/25/2015	06/25/2015
Grant date	05/04/2012	04/10/2013	09/16/2014	02/10/2015	06/25/2015	06/25/2015	02/02/2016
Contractual expiration date	05/04/2022	04/10/2023	09/16/2024	02/10/2025	06/25/2025	06/25/2020	02/02/2021
Grant price	€0.60	€2.50	€4.87	€4.87	€5.00	€2.80	€1.67
Exercise price	€6.00	€6.37	€17.67	€17.67	€19.54	€19.54	€13.74
Number of warrants as of December 31, 2021	30,000	6,000	10,000	21,000	64,000	—	—
Number of warrants exercised	22,500	—	—	—	—	—	—
Including warrants exercised during the period	—	—	—	—	—	—	—
Number of warrants lapsed or cancelled	—	4,000	4,000	5,000	—	6,000	18,103
Including warrants lapsed or cancelled during the period	—	—	—	—	—	—	18,103

	Pre-2021 warrant plans
	BSA 2016 performance	BSA 2016-2	BSA 2017	BSA 2018-1	BSA 2018-2	BSA 2019-1	BSA 2020
Type of warrants	New shares	New shares	New shares	New shares	New shares	New shares	New shares
Number of warrants granted	18,105	8,000	18,000	28,000	5,820	18,000	18,000
Date of shareholders' resolution approving the plan	06/25/2015	06/23/2016	06/23/2016	06/14/2017	05/23/2018	05/23/2018	04/11/2019
Grant date	02/02/2016	11/03/2016	01/07/2017	03/06/2018	07/27/2018	03/29/2019	03/17/2020
Contractual expiration date	02/02/2021	11/03/2021	01/07/2022	03/06/2023	07/27/2028	03/29/2029	03/17/2030
Grant price	€1.67	€2.03	€2.26	€1.62	€2.36	€1.15	€0.29
Exercise price	€13.74	€15.01	€15.76	€13.55	€16.102	€11.66	€6.59
Number of warrants as of December 31, 2021	—	—	18,000	28,000	5,820	18,000	18,000
Number of warrants exercised	—	—	—	—	—	—	—
Including warrants exercised during the period	—	—	—	—	—	—	—
Number of warrants lapsed or cancelled	18,105	8,000	—	—	—	—	—
Including warrants lapsed or cancelled during the period	18,105	8,000	—	—	—	—	—

	2021 warrants
	BSA 2021 (a)	BSA 2021 (b)
Type of warrants	New shares	New shares
Number of warrants granted	48,103	30,000
Date of shareholders' resolution approving the plan	11/30/2020	11/30/2020
Grant date	04/20/2021	04/20/2021
Contractual expiration date	04/20/2031	04/20/2031
Grant price	€2.95	€0.68
Number of warrants as of Exercise price	€13.47	€13.64
Number of warrants as of December 31, 2021	14,431	30,000
Number of warrants exercised	—	—
Including warrants exercised during the period	—	—
Number of warrants lapsed or cancelled	33,672	—
Including warrants lapsed or cancelled during the period	33,672	—
Stock options

	Pre-2021 stock option plans
	OSA 2016-1 Performance	OSA 2016-2	OSA 2017 Ordinary	OSA 2018	OSA 2019-1	OSA LLY 2019	OSA 2020
Type of underlying asset	New shares	New shares	New shares	New shares	New shares	New shares	New shares
Number of options granted	6,400	4,000	3,500	62,000	37,500	500,000	407,972
Date of shareholders' resolution approving the plan	06/25/2015	06/23/2016	06/23/2016	06/14/2017	05/23/2018	04/11/2019	04/11/2019
Grant date	02/02/2016	11/03/2016	01/07/2017	03/06/2018	03/29/2019	10/24/2019	03/11/2020
Contractual expiration date	02/02/2026	11/03/2026	01/07/2027	03/06/2028	03/29/2029	10/24/2029	03/11/2030
Grant price	—	—	—	—	—	—	—
Exercise price	€13.05	€14.26	€14.97	€12.87	€11.08	€6.41	€6.25
Number of options as of December 31, 2021	400	4,000	500	52,000	28,250	500,000	387,456
Number of options exercised	—	—	—	—	—	—	—
Number of options as of Including options exercised during the period	—	—	—	—	—	—	—
Number of options lapsed or cancelled	6,000	—	3,000	10,000	9,250	—	13,253
Including options lapsed or cancelled during the period	—	—	—	—	500	—	13,253

	2021 stock option plans
	OSA 2021-04	OSA 2021-06
Type of underlying asset	New shares	New shares
Number of options granted	571,200	120,000
Date of shareholders' resolution approving the plan	11/30/2020	04/28/2021
Grant date	04/20/2021	06/21/2021
Contractual expiration date	04/20/2031	06/21/2031
Grant price	—	—
Exercise price	€13.74	€12.99
Number of options as of December 31, 2021	491,200	120,000
Number of options exercised	—	—
Number of options as of Including options exercised during the period	—	—
Number of options lapsed or cancelled	80,000	—
Including options lapsed or cancelled during the period	80,000	—

Free shares

	Pre-2021 free shares plan not yet vested				2021 free shares plan
	AGA 2018-1	AGA 2018-2	AGA 2019-1	AGA 2020	AGA 2021
Type of underlying assets	New shares	New shares	New shares	New shares	New shares
Number of free shares granted	396,250	6,000	438,250	50,000	362,515
Date of shareholders' resolution approving the plan	06/14/2017	05/23/2018	05/23/2018	04/11/2019	11/30/2020
Grant date	03/06/2018	07/27/2018	03/29/2019	03/11/2020	04/20/2021
Grant price	—	—	—	—	—
Exercise price	—	—	—	—	—
Number of free shares as of December 31, 2021	—	—	—	50,000	360,512
Number of free shares exercised	340,583	6,000	369,250	—	—
Including free shares exercised during the period	24,500	—	369,250	—	—
Number of free shares lapsed or cancelled	55,667	—	69,000	—	2,003
Including free shares lapsed or cancelled during the period	—	—	2,750	—	2,003

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of December 31, 2021	715,291	263,251	1,583,806	410,512	2,972,860

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of December 31, 2020	718,767	263,028	986,359	446,500	2,414,654

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of December 31, 2019	751,585	251,028	589,150	746,250	2,338,013

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

The probability of meeting the performance conditions for the 2016 BSPCE, BSA and OSA performance plans was reassessed as of December 31, 2021. As a consequence , no new instrument became issuable.

BSPCE	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2021 (in thousands of euros)	Expense for the year ended 2020 (in thousands of euros)	Expense for the year ended 2019 (in thousands of euros)
BSPCE 2012-1	5.26	5.26	41%	3.49	0.20%	0.00%	307	—	—	—
BSPCE 2012-2	6.65	6.63	44.3% - 47.6%	5 - 7.30	0.84% - 1.22%	0.00%	288	—	—	—
BSPCE 04-2013	6.30	6.30	56%	5	0.90%	0.00%	167	—	—	—
BSPCE 08-2013	6.30	5.92	256%	7	0.90%	0.00%	152	—	—	—
BSPCE 09-2014	18.68	18.68	58%	5.5/6/6.5	0.64%	0.00%	932	—	—	—
BSPCE 2015-1	18.57	18.57	58% - 62% - 61%	5.5/6/6.5	0.39%	0.00%	50	—	—	—
BSPCE 2015-2	18.57	18.57	58% - 62% - 61%	5.5/6/6.5	0.39%	0.00%	650	—	—	—
BSPCE 2015-3	20.28	20.28	61% - 62% - 61%	5.5/6/6.5	0.56%	0.00%	483	—	—	—
BSPCE 2016 Ordinary	14.46	14.46	59% - 62% - 60%	5.5/6/6.5	0.32%	0.00%	1,080	—	—	10
BSPCE 2016 Performance	14.46	14.46	59%	5	0.19%	0.00%	1,212	32	99	79
BSPCE 2017 Ordinary	15.93	15.93	58% - 61% - 59%	5.5/6/6.5	0.23%	0.00%	1,000	0	8	86
BSPCE 2017 Performance	15.93	15.93	59%	5	0.11%	0.00%	622	—	—	—
BSPCE 2017	15.93	15.93	59%	5	0.11%	0.00%	627	—	—	—
BSPCE 2017 Project	15.93	15.93	59%	5	0.11%	0.00%	94	—	—	—
Total BSPCE	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	32	107	175

BSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2021 (in thousands of euros)	Expense for the year ended 2020 (in thousands of euros)	Expense for the year ended 2019 (in thousands of euros)
BSA 2012	6.00	6.00	49%	10	0.96%	0.00%	183	—	—	—
BSA 2013	6.30	6.37	156%	6	0.90%	0.00%	1	—	—	—
BSA 2014	18.68	17.67	57%	5	0.41%	0.00%	—	—	—	—
BSA 2015-1	17.67	17.67	58%	5	0.26% - 0.27%	0.00%	63	—	—	—
BSA 2015-2	17.67	19.54	58%-58%-57%-58%	5/5.1/5.3/5.4	0.39%	0.00%	16	—	—	—
BSA 2015-3	19.54	19.54	58% - 60%	4.6 – 9.6	0.25% - 0.91%	0.00%	284	—	—	—
BSA 2016o-1	13.74	13.74	57%	2.4	0.00%	0.00%	37	—	—	—
BSA 2016p-1	13.74	13.74	57%	2.4	0.00%	0.00%	143	—	—	(41)
BSA 2016-2	15.01	15.01	57%	2.4	0.00%	0.00%	—	—	—	—
BSA 2017o-1	15.76	15.76	33%	2.4	0.00%	0.00%	—	—	—	—
BSA 2018-1	13.55	13.55	38%	4.8	0.7% - 0.1%	0.00%	2	—	—	—
BSA 2018-2	16.102	16.102	38%	4.8	0.7% - 0.1%	0.00%	1	—	—	—
BSA 2019-1	11.66	11.66	37%	9.8/9.9	0.16% - 0.50%	0.00%	24	—	—	24
BSA 2020	—	6.59	38%	10	-0.13%/ -0.07%	0.00%	19	—	19	—
BSA 2021 (a)	13.47	13.47	39.10%	10	0.27%	0.00%	44	44	—	—
BSA 2021 (b)	n.a.	13.64	n.a.	10	0.27%	0.00%	—	—	—	—
Total BSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	44	19	(16)

OSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2021 (in thousands of euros)	Expense for the year ended 2020 (in thousands of euros)	Expense for the year ended 2019 (in thousands of euros)
OSA 2016 Ordinary	13.05	13.05	59% - 62% - 60%	5.5 / 6 /6.5	0.32%	0.00%	117	—	—	—
OSA 2016 Performance	13.05	13.05	59%	5	0.19%	0.00%	69	—	—	—
OSA 2016-2	14.26	14.26	58% - 62% - 59%	5.5 / 6 /6.5	0.04%	0.00%	27	—	—	3
OSA 2017 Ordinary	15.93	14.97	58% - 61% - 59%	5.5 / 6 /6.5	0.23%	0.00%	31	—	—	1
OSA 2017 Performance	15.93	14.97	59%	5	0.11%	0.00%	35	—	—	—
OSA 2018	12.87	12.87	35%	5.5 / 6 /6.5	0.00%	0.00%	252	—	7	66
OSA 2019-1	11.08	11.08	38.1% / 37.4%	6 /6.5	0.103% / 0.149%	0.00%	140	17	49	38
OSA 2019-2	6.41	6.41	37%	10	0.40%	0.00%	252	—	—	436
OSA 2020	6.25	6.25	38%	10	0.31%	0.00%	939	329	453	—
OSA 2021-04 O	13.60	13.74	38.9% - 37.8% - 38.3%	5.5 / 6 /6.5	-0.38%/ -0.33%/ -0.28%	0.00%	684	188	—	—
OSA 2021-04 P	13.60	13.74	39.10%	10	0.03%	0.00%	1,816	131	—
OSA 2021-06 O	12.20	12.99	39.2% / 37.9% / 38.1%	5.5 / 6 /6.5	-0.35%/ -0.3%/ -0.26%	0.00%	246	79	—	—
OSA 2021-06 P	12.20	12.99	39.10%	10	0.13%	0.00%	212	16	—
Total OSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	760	509	543

AGA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2021 (in thousands of euros)	Expense for the year ended 2020 (in thousands of euros)	Expense for the year ended 2019 (in thousands of euros)
AGA 2018-1	12.87	0.00	n.a.	n.a.	0.00%	0.00%	4,951	16	268	2,052
AGA 2018-2	12.87	0.00	n.a.	n.a.	0.00%	0.00%	75	—	21	37
AGA 2019-1	10.90	0.00	n.a.	n.a.	0.19% / 0.141%	0.00%	4,776	422	1,884	1,529
AGA 2020	5.90	0.00	n.a.	n.a.	-0.74%/-0.69%	0.00%	287	144	116	—
AGA 2021	13.60	0.00	n.a.	n.a.	-0.63%/ -0.59%	0.00%	4,869	1,784	—	—
Total AGA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2,366	2,289	3,618

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended December 31, 2021	32	44	760	2,366	3,202

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended December 31, 2020	107	19	509	2,289	2,924

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended December 31, 2019	175	(16)	543	3,618	4,320

Note 18. Net financial income (loss)

	For the years ended December 31,
(in thousands of euros)	2021	2020	2019
Income from cash and cash equivalents	—	—	105
Foreign exchange gains	6,347	104	599
Other financial income	13	97	133
Total financial income	6,360	201	837
Interest cost	(383)	4,676	(4,434)
IFRS 16 related interests	(288)	(333)	(359)
Foreign exchange losses	(109)	(1,697)	(176)
Total financial expenses	(780)	2,646	(4,970)
Net financial income (loss)	5,580	2,847	(4,133)

For the year ended December 31, 2021, the interest cost was a negative net amount of €383 thousands, mainly due to the EIB loan interest and discounting impact (see Note 12.1 Conditional advance, bank loan and loans from government and public authorities) which was a net income of €4.2 million in 2021 as a result of the EIB royalties sales reforecast catch up effect and the accretion of the debt cost, offset by €1.8 million impact of EIB fixed interest cost.

For the year ended December 31, 2020, the interest cost was a positive net amount of €4.7 million, substantially due to the EIB loan interests and discounting impact (see Note 12.1 Conditional advance, bank loan and loans from government and public authorities) which was a net income of €4.8 million in 2020 as a result of the EIB royalties sales reforecast catch up effect and the accretion of the debt cost, offset by €1.7 million impact of EIB fixed interest cost.

In 2021, the Company had foreign exchange gains for the total amount of €6.3 million. This impact was primarily arising from the foreign exchange gains realized by the Company related to the HSBC bank account denominated in U.S. dollars.

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

Detail of income tax

As of December 31, 2021, in accordance with the applicable legislation, the Company has €284 million of evergreen tax losses in France, in comparison with €235 million and €184.3 million of evergreen tax losses in France as of December 31, 2020 and 2019, respectively. For fiscal years ended on or after December 31, 2018, the use of tax loss carryforwards in France is capped at €1.0 million, plus 50% of the portion of profits in excess of that limit.

The cumulative tax loss carryforwards for the U.S. entities of the Company totaled $3.4 million as of December 31, 2021, $4.4 million as of December 31, 2020 and $4.8 million in the United States as of December 31, 2019. The tax loss carryforwards that were generated before January 1, 2018 will expire 20 years after they were generated; those generated after that date have an indefinite carryforward. The tax loss carryforwards in the U.S. comply with the federal and each state’s Net Operating Loss (“NOL”) rules updated by the Tax Cuts and Jobs Act (“TCJA”) of 2017.

The following table reconciles the Company’s theoretical tax expense to its effective tax expense:

	For the year ended December 31,
(in thousands of euros)	2021	2020	2019
Net loss	(47,003)	(33,590)	(50,915)
Effective tax expense	5	9	3
Recurring loss before tax	(47,058)	(33,581)	(50,912)
Theoretical tax rate (statutory rate in France)	26.50%	28.00%	31.00%
Theoretical tax (benefit) expense	(12,470)	(9,403)	(15,782)
Share-based payment	848	819	1,339
Other temporary differences	117	(6)	(1)
Other non-taxable items	(644)	(540)	(736)
Unrecognized tax losses	12,154	9,138	15,177
Effective tax expense	5	9	3
Effective tax rate	0.00%	0.00%	0.00%

The cumulative net unrecognized deferred tax assets amounted to €75.4 million in 2021, including €14.0 million of 2021 net operating loss carryforwards in comparison with €60.2 million in 2020, including €59.6 million of 2020 net operating loss carryforwards and €51.0 million in 2019, including €49.6 million of 2019 net operating loss carryforwards.

The deferred tax rate of the Company is 25.8% in 2021, 26.5% in 2020, and 25.49% in 2019, based on enacted tax rate reductions in future years.

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

Revenue in 2021, 2020 and 2019 was derived mainly from the charging-back of shared external clinical research organization costs, in connection with the development support provided by the Company to PharmaEngine as part of the Company's License and Collaboration Agreement in Asia by Nanobiotix S.A. (see Note 15). For territorial analysis purposes, management allocates revenue based on the place of delivery of licenses or on the place in which services are provided.

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

	For the year ended December 31,
	2021	2020	2019
Net loss for the period (in thousands of euros)	(47,063)	(33,590)	(50,915)
Weighted average number of shares	34,733,418	24,385,827	21,631,514
Basic loss per share (in euros)	(1.35)	(1.38)	(2.35)
Diluted loss per share (in euros)	(1.35)	(1.38)	(2.35)
Instruments providing deferred access to the capital are considered to be anti-dilutive because they result in a decrease in the loss per share. Therefore, diluted loss per share is identical to basic loss per share as all equity instruments issued but not granted, representing as of December 31, 2021, 3,006,532 potential additional ordinary shares, have been considered antidilutive.

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

In certain circumstances, including any material adverse change, a change of control of the Company or if Dr. Laurent Levy, Chairman of the Executive Board, ceases to hold office, the Company may be required to pay a cancellation fee. If Dr. Laurent Levy ceases to hold a certain number of shares or ceases to be an officer, the EIB may require early repayment of the loan.

22.2 Obligations under the terms of the rental agreements part of the IFRS 16 exemptions

The obligations of the Company related to the leases falling under the practical expedients (leases related to low-value assets and short-term leases) are as follow:

•One short term lease for an office by Nanobiotix Corp., of which the annual rent is €140 thousand; and
•Leases related to low-value assets for Nanobiotix S.A.’s printers, of which the annual rent is around €10 thousand.

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

As of December 31, 2021, €1.8 million have already been invoiced since the beginning of the collaboration and €1.0 million remain in prepaid expenses. An additional payment will also occur in the event of a successful first registration of NBTXR3 with the FDA.

22.4 Obligations related to the termination of the PharmaEngine agreement

In March 2021, the Company and PharmaEngine mutually agreed to terminate the license and collaboration agreement entered into in August 2012.

During the year ended December 31, 2021, the Company paid $6.5 million to PharmaEngine (€5.4 million converted at the exchange rate on the payment date) in accordance with the termination agreement signed between the parties. PharmaEngine is eligible to receive additional payments of $1 million upon receipt by the Company of clinical study reports and of $5 million upon the second regulatory approval of NBTXR3 in any jurisdiction in the world and for any indication. The Company has also agreed to pay royalties to PharmaEngine at low single-digit royalty rates with respect to sales of NBTXR3 in the Asia-Pacific region for a 10-year period beginning at the date of the first sales in the region.

Note 23. Related parties

Key management personnel compensation

The compensation presented below, granted to the members of the Executive Board and Supervisory Board was recognized in expenses over the period shown:

	For the year ended December 31,
(in thousands of euros)	2021	2020	2019
Salaries, wages and benefits	1,245	1,073	1,306
Share-based payments	2,018	1,723	2,066
Supervisory Board’s fees	375	70	70
Total compensation to related parties	3,638	2,866	3,442

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

Detail of subsequent events

Considerations arising from the Russia-Ukraine war

Russia launched in February 2022 the invasion of Ukraine, which, in addition to creating humanitarian concerns, may also impact the health care ecosystem in the form of delayed clinical trials. Clinical trial sites originally appointed in Russia and Ukraine for the clinical trial NANORAY-312 were not actively opened at the time of such conflict and, consequently, did not recruit patients. While backup options are being identified and the replacement of such sites by sites located in other countries is actively conducted by the Company, it is currently impossible to exclude any delay in this clinical trial activity, even if no significant delay has been identified as of the date of issuance of this Annual Report.

Share capital increase

On March 11, 2022, the share capital of the Company was increased by a nominal amount of €1,500, through the issuance of 50,000 new ordinary shares with a nominal value of €0.03 each, increasing the Company’s share capital from €1,044,776.16 to €1,046,276.16, as a result of the definitive acquisition of 50,000 AGA 2020. Such acquisition was acknowledged by the Executive Board on March 11, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NANOBIOTIX S.A.

/s/ LAURENT LEVY
By:	Laurent Levy, Ph.D.
Title:	Chairman of the Executive Board

Date: April 8, 2022