Form 20-F
period 2022-12-31
Nanobiotix S.A.
filed 2023-04-24
CIK 1760854

____________________________________________________________________________________________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

FORM 20-F
________________________

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2022 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to __________ OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________
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

Ordinary shares, nominal value €0.03 per share: 34,875,872 as of December 31, 2022

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

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
We were incorporated as a société anonyme on March 4, 2003. We are registered at the Paris Registre du Commerce et des Sociétés under the number 447 521 600 00034. Our principal executive offices are located at 60, rue de Wattignies, 75012 Paris, France, and our telephone number is +33 1 40 26 04 70. Our agent for service of process in the United States is our U.S. subsidiary, Nanobiotix Corporation located at 245 Main Street, Cambridge, Massachusetts 02142.
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains “forward-looking statements” within the meaning of applicable federal securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report, the words ”consider,” “anticipate,” “think,” “aim,” “believe,” “can,” “could,” “ambition,” “estimate,” “expect,” “intend,” “is designed to,” “wish,” “may,” ”is designated to,” “might,” “on track,” “plan,” “potential,” “predict,” “objective,” “shall,” “should,” “scheduled,” or “will,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
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

•the expected timeline of our clinical trial completion, including our ability, and the ability of our development partners, to successfully conduct, supervise and monitor clinical trials for our product candidates and to complete clinical trial NANORAY-312 within the expected timeline considering a number of factors, including the rate of patient enrollment;
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
•our ability to effectively deploy our capital resources;
•future revenue, expenses, capital expenditures, capital requirements and performance of our publicly traded equity securities;
•our status as a foreign private issuer and emerging growth company and the reduced disclosure requirements associated with maintaining these statuses; and
•the potential effects of the COVID-19 pandemic on our business operations and clinical development timelines and plans.
You should refer to the section of this Annual Report titled “Risk Factors” for a discussion of important factors that may cause actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this Annual Report, including the section titled “Risk Factors” and the documents that we reference in this Annual Report and have filed as exhibits completely and with the understanding that our actual future results, expressed or implied, may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Market, Industry and Other Data
Unless otherwise indicated, information contained in this Annual Report concerning our industry, industry forecasts and the markets in which we operate, including our general expectations and market position, market opportunity and market size estimates, is based on information from independent industry analysts, third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and market, which we believe to be reasonable. In addition, while we believe the market opportunity information included in this Annual Report is generally reliable and is based on reasonable assumptions, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under “Item 3D. Risk Factors.”

ABBREVIATIONS

Principal abbreviations used in the Annual Report on Form 20-F

AACR	American Association of Cancer Research
ACA	Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act
ADS	American Depositary Shares
AE	Adverse event
AGA	Actions gratuites (free shares)
ANSM	Agence nationale de sécurité du médicament et des produits de santé (French agency for medicine and health products security)
ASCO	American Society for Clinical Oncology
ASTRO	American Society for Radiation Oncology
BPI	Banque Publique d'Investissement
BRPC	Borderline resectable pancreatic cancer
BSA	Bons de souscription d'actions (warrants)
BSPCE	Bons de souscription de parts de créateurs d’entreprise (founder's warrants)
CCI	Charlson Comorbidity Index
CCRT	Concurrent chemoradiotherapy
CIR	Crédit d’Impôt Recherche (French research tax credit)
CJEU	Court of Justice of the EU
CMC	Chemistry, manufacturing and control
CMO	Contract manufacturing organization
CRO	Contract research organization
DLT	Dose-limiting toxicity
EBRT	External beam radiation therapy
EC	European Commission
EEA	European Economic Area
EIB	European Investment Bank
EMA	European Medicines Agency
EU	European Union
FDA	Food and Drug Administration
GCP	Good clinical practices
GDPR	General Data Protection Regulation
GLP	Good laboratory practice
GMP	Good Manufacturing Practice
GTV	Gross Tumor Volume
Gy	Gray
HCC	Hepatocellular carcinoma
HCP	Health Care Professionals
HIPAA	Health Insurance Portability and Accountability Act
HNSCC	Head and neck squamous cell carcinoma
HPV	Human papilloma virus
ICI	Immune checkpoint inhibitor

IMRT	Intensity-modulated radiation therapy
IND	Investigational New Drug
I-O	Immuno-oncology
IRA	Inflation Reduction Act
IRB	Institutional review board
LA-HNSCC	Locally advanced head and neck squamous cell carcinoma
LAPC	Locally advanced pancreatic cancer
LRR	Locoregional/recurrent
MoA	Mechanism of action
NDA	New Drug Application
NSCLC	Non-small cell lung cancer
ORR	Overall response rate
OS	Overall survival
OSA	Options de Souscription d’Actions (stock options)
PACEO	Programme d'augmentation de capital par exercice d'options (equity line)
PDAC	Pancreatic ductal adenocarcinoma
PFS	Progression-free survival
PIK	Payment-in-kind
R&D	Research and development
R/M	Recurrent and/or metastatic
RCC	Renal cell carcinoma
RECIST	Response Evaluation Criteria in Solid Tumours
RP2D	Recommended Phase 2 dose
RT	Radiation therapy
SAB	Scientific Advisory Board
SAE	Serious adverse event
SBRT	Stereotactic body radiation therapy
SCC	European Commission’s Standard Contractual Clause
SD	Stable disease
SITC	Society for Immunotherapy of Cancer
STS	Soft tissue sarcoma
TNBC	Triple-negative breast cancer
U.S. (or US)	United States

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.    KEY INFORMATION

A.[Reserved]

B. Capitalization and Indebtedness
Not applicable.

C. Reasons for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
Our business and our industry are subject to significant risks. You should carefully consider all the information set forth in this Annual Report, including the following risk factors. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Additional risks not currently known to us or that we currently deem immaterial may also affect our business operations.

Summary of Key Risks
Our business and our industry are subject to numerous risks described in “Risk Factors” and elsewhere in this Annual Report. You should carefully consider these risks before making a decision to invest in our securities.
The main risk factors relating to the Group and its business are grouped into nine categories listed below.
The most important risk factors have been identified and assessed considering the likelihood of occurrence and the possible negative effect on the Company, in each case also taking into account corrective actions and risk management measures that have been put in place. The occurrence of new events, whether internal or external to the Company, is therefore likely to modify this ranking in the future.
Risks Related to Our Business (see “Risks Factors — Risks Related to Our Business” for additional details):
•We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.
•We face substantial competition from companies, many of which have considerably more resources and experience than we have.
•We will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.
•We are subject to various risks related to public health crises, including the COVID-19 pandemic, that could have material and adverse impacts on our business, financial condition, liquidity, and results of operations.
Risks Related to the Discovery, Development and Commercialization of Our Product Candidates (see “Risks Factors — Risks Related to the Discovery, Development and Commercialization of Our Product Candidates” for additional details):
•Our product candidate development programs are in various phases of development and may be unsuccessful.
•Initial, interim and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.
•We may encounter substantial delays in our clinical trials, including clinical studies of NBTXR3, or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.
•Even if we or our strategic development and commercialization partners successfully complete clinical trials of NBTXR3, NBTXR3 may not be successfully commercialized for other reasons.
•Any issues that arise in the highly complex manufacturing process for our product candidates could have an adverse effect on our business, financial position or prospects.
•Difficulty enrolling patients could delay or prevent clinical studies of NBTXR3.
•If our product candidates do not achieve projected development milestones and commercialization in the announced or expected timeframes, further development or commercialization of our product candidates may be delayed, and our business may be harmed.

•Our product candidates may cause undesirable side effects that could halt their clinical development, delay or prevent their regulatory approval, limit their commercial potential, or result in other significant , negative consequences.
•Our future profitability, if any, depends, in part, on our ability to penetrate global markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.
Risks Related to Our Reliance on Third Parties (see “Risks Factors — Risks Related to Our Reliance on Third Parties” for additional details):
•Third parties on whom we rely to conduct, supervise and monitor clinical studies may not perform satisfactorily.
•We are party to strategic development and commercialization relationships, which may not advance or be successful and may delay or harm further development or commercialization of our product candidates.
•Access to raw materials, starting material and products necessary for the conduct of clinical trials and manufacturing of our product candidates is not and cannot be guaranteed.
Risks Related to Operational Compliance and Risk Management (see “Risks Factors — Risks Related to Operational Compliance and Risk Management” for additional details):
•We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.
•Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our product candidates.
•We identified a material weakness in our internal control over financial reporting. If we are not able to remediate the material weakness and otherwise maintain an effective system of internal control over financial reporting, the reliability of our financial reporting, investor confidence, and the value of our securities could be adversely affected.
•Our internal computer systems, or those of our third-party contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs or loss of personal data.
•Because our consolidated financial statements rely on estimates and assumptions, actual results may vary significantly from estimates that we make.
Risks Related to Regulatory Approvals for Our Product Candidates (see “Risks Factors — Risks Related to Regulatory Approvals for Our Product Candidates” for additional details):
•Our business is governed by a rigorous, complex and evolving regulatory framework, including pre-marketing regulatory requirements, pricing, reimbursement and cost-containment regulations, and rigorous ongoing regulation of approved products. This regulatory framework results in significant compliance costs, makes the development and approval of our product candidates time intensive and unpredictable, and may reduce the ultimate economic value and prospects for our product candidates.
•A Fast Track, Breakthrough Therapy, Priority Review or Accelerated Approval designation by the FDA, may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that our product candidates will receive or maintain regulatory approval. See more specifically for Accelerated approval pathway section “Government regulation, product approval and certification” of this URD for additional details.
•Government restrictions on pricing and reimbursement, as well as other healthcare payor cost-containment initiatives, may negatively impact our ability to generate revenues if we obtain regulatory approval for any of our product candidates.
Risks Related to Intellectual Property (see “Risks Factors — Risks Related to Intellectual Property” for additional details):
•Our ability to compete may decline if we do not adequately protect our proprietary rights.
•If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
•Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our competitive position.
•A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time-consuming and costly, and an unfavorable outcome could harm our business.
Risks Related to Human Capital (see “Risks Factors — Risks Related to Human Capital” for additional details):
•We depend on key management personnel and attracting and retaining other qualified personnel, and our business could be harmed if we lose key management personnel or cannot attract and retain other qualified personnel.
Risks Relating to Our Status as a Foreign Private Issuer or a French Company (see “Risks Factors — Risks Relating to Our Status as a Foreign Private Issuer or a French Company” for additional details):
•The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

•Our By-laws and French corporate law contain provisions that may delay or discourage a takeover attempt and investments in the Company may be subject to prior governmental authorization under the French foreign investment control regime.
•Our failure to maintain certain tax benefits applicable to French technology companies may adversely affect our results of operations.
•Although not free from doubt, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022. However, we cannot assure you that we will not be classified as a PFIC for the taxable year ending December 31, 2023 or any future taxable year, which may result in adverse U.S. federal income tax consequences to U.S. holders.
•As a foreign private issuer under U.S. Securities law, we are exempt from a number of rules under the U.S. securities laws and we follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance standards.
Risks Related to Ownership of Our ADSs (see “Risks Factors — Risks Related to Ownership of Our ADSs” for additional details):
•Holders of our ADSs do not directly hold our ordinary shares.
•Share ownership is concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise substantial influence on us.

Risks Related to Our Business
We are a clinical-stage biotechnology company pioneering disruptive, physics-based therapeutic approaches, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.
We are a clinical-stage biotechnology company pioneering disruptive, physics-based therapeutic approaches focused on developing first-in-class product candidates that use its proprietary nanotechnology to transform cancer treatment by increasing the efficacy of radiotherapy. Investment in biotech development is a highly speculative endeavor. Biotech product development entails substantial upfront capital expenditures, and there is significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, to gain required regulatory approvals or to become commercially viable. While there have been significant advances in nanotechnology, our product candidates are new and unproven, and our most advanced product candidate NBTXR3 is in clinical development except for the STS indication, and we have not yet generated any revenue from product sales to date, including STS.
Our operating history to date may make it difficult to evaluate our current business and our future prospects. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly evolving industries, such as the biotechnology industry. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a portfolio of approved products on the market.
We may not be able to fully implement or execute on our commercial strategy or realize, in whole, in part, or within our expected time frames, the anticipated benefits of our strategies. You should consider our business and prospects in light of the risks and difficulties we face as a company focused on developing products in the field of physics-based therapeutic approaches and advancing clinical trials.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.
We devote most of our financial resources to research and development relating to our NBTXR3, including the advancement of our clinical trials. We finance our current operations primarily through loans such as from the European Investment Bank, as well as by obtaining public funding, reimbursements of research tax credit claims, and milestones on our licensed technology pursuant to strategic licensing relationships such as LianBio.
We have not yet built a commercial organization and do not currently market or sell any commercial products. Notwithstanding the European CE marking enabling the Company to commercialize NBTXR3 within the European Economic Area, under the brand name Hensify®, for the treatment of locally advanced soft tissue sarcoma of the extremities and trunk wall, the Company has no current plans to market or sell the product in the EU until after approval of NBTXR3 in a second indication to the extend a marketing authorization approval would be granted by competent health authorities. It will be several years, if ever, before we complete the required clinical studies and obtain regulatory approval for, or are ready for commercialization of, a biotech or medical product candidate, in particular NBTXR3.

Even if we or our strategic licensees successfully complete clinical studies and obtain regulatory approval to market a product candidate, any future revenues will depend upon the size of any markets in which the product candidates are approved for sale as well as the market share captured by such product candidates, market acceptance of such product candidates and levels of reimbursement from third-party payors.
We expect to continue to incur significant expenses and operating losses for the foreseeable future. We expect our losses and our cash utilization to substantially increase in the near term as we conduct our clinical studies for elaborating the relevant file and submit a NDA and/or foreign equivalent filings for additional product candidates, conduct research and development for product candidates, invest in deploying and scaling our manufacturing capabilities, seek regulatory and marketing approvals, and establish necessary infrastructure for the commercialization of any products for which we obtain marketing approval.
The net losses we incur may fluctuate significantly from year to year and quarter to quarter, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. In any particular period or periods, our operating result could be below the expectations of securities analysts or investors which could cause the price of our common shares, including under ADSs, to decline.

We face substantial competition from companies many of which have considerably more resources and experience than we have.
The biotechnology industry, and the oncology industry in particular, is characterized by intense competition and rapid innovation. We face competition from new and established biotechnology and pharmaceutical companies, academic research institutions, government agencies and public and private research institutions. Many of our competitors, either alone or with strategic partners, have substantially greater financial, technical and other resources, such as larger research and development staff, greater expertise in large scale pharmaceutical manufacturing, and/or well-established marketing and sales teams. In addition, smaller or early-stage companies may compete with us through collaborative arrangements with more established companies. Our competitors, either alone or with partners, may succeed in developing, acquiring or licensing compounds, drugs, biologic products or medical device that are more effective, safer, more easily commercialized, or less costly than our product candidates. Further, competitors may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products. Our competitors also compete with us in recruiting and retaining qualified scientific and management personnel.
Even if we obtain regulatory approval of our product candidates, the availability and price of our competitors’ products may limit demand for, or the price that we are able to charge for our product candidates. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug, medical device or biologic products or choose to reserve our product candidates for use in limited circumstances.

We are subject to various risks related to public health crises, including the COVID-19 pandemic, that could have material and adverse impacts on our business, financial condition, liquidity, and results of operations.
Any outbreaks of contagious diseases and other adverse public health developments could have a material and adverse impact on our business, financial condition, liquidity, and results of operations. As has occurred with the COVID-19 global pandemic, a regional epidemic or a global pandemic could cause disruptions to national and global economies and financial markets as well as raw materials supply chains, and could have a negative impact on our clinical trials, including with respect to patient recruitment. In the case of the COVID-19 pandemic, the most significant impact on our business were delays in protocol development and review processes for the initiation of clinical trials, clinical trial delays resulting from patient enrollment disruptions, increased patient withdrawals from clinical trials, and tighter restrictions imposed on patients participating in clinical trials.
While we believe that global health systems and patients have largely adapted to the impacts of COVID-19, the advancement of our clinical trials relies on physician-administered product candidates and in-person patient follow-up, which could be adversely affected by the pandemic if it continues or worsens. The continued duration and severity of the COVID-19 pandemic is uncertain and difficult to predict. The degree to which COVID-19-related disruptions impact our business in 2023 will depend on future developments, beyond our knowledge or control. In addition, any future pandemic, epidemic or similar public health threat could present similar risks to our business, results of operations, financial condition and prospects.

We have a history of losses and require additional funding to support ongoing operational needs and to meet debt covenant requirements.
We have incurred recurring losses since inception of €227.3 million, including net losses of €57.0 million for the year ended December 31, 2022. As of December 31, 2022, we had cash and cash equivalents of €41.4 million.
We expect to continue to incur significant expense related to the development and manufacturing of nanotechnology product candidates such as NBTXR3 and conducting clinical studies. Additionally, we may encounter unforeseen difficulties, complications, development delays and other unknown factors that require additional expense. As a result of these expenditures, we expect to continue to incur significant losses in the near term. Additionally, the Company’s debt instruments contain covenants that require maintenance of minimum cash and cash equivalent balances that limit the availability of cash resources to pursue operational needs.
The Company has not yet established a source of revenues sufficient to cover its operating costs, and as such, has financed its growth through successive capital increases, collaboration and license agreements and receipt of research tax credit applicable in France.
These facts and conditions raise substantial doubt about our ability to continue as a going concern, and our independent registered public accounting firm has included an explanatory paragraph regarding going concern qualification in its audit report. The failure to raise additional funding may have a material adverse effect on our business, results of operations and financial position, and may adversely affect our ability to continue as a going concern. If we do not become consistently profitable, our accumulated deficit will grow larger and our cash balances will decline further, and we will require further financings to continue operations. Any such financings may not be accessible on acceptable terms, if at all.
Our ability to raise additional capital may be limited.
Under French law, our extraordinary general shareholders’ meeting may decide to increase our share capital at a majority vote of at least two-thirds of the shareholders present, represented by proxy. Alternatively, it may delegate to our executive board the authority to carry out such increase. Accordingly, we may not be in position to issue additional share capital if we are unable to obtain the required majority at our shareholders’ meetings.
If we raise additional capital through the sale of additional equity or convertible securities, including through the equity line we implemented with Kepler Cheuvreux, current ownership interests may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect stockholders’ rights. Debt financing, if available, would result in increased fixed payment obligations and a portion of our operating cash flows, if any being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends. Furthermore, to the extent we raise additional funds through arrangements with research and development partners or otherwise, we may be required to relinquish some of our technologies, product candidates or revenue streams, license our technologies or product candidates on unfavorable terms, or otherwise agree to terms unfavorable to us.
Finally, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or in light of specific strategic considerations.
The Group entered into several loan agreements in particular with the European Investment Bank, Bpifrance Financement and HSBC France (for a description of these agreements, see Item 10. C). A default in payment or a breach of certain covenants of all or part of these loans, in particular due to a request for early repayment by the European Investment Bank, could result in other loans contracted by the Group becoming due and payable and have an adverse effect on the Group’s reputation and financial position.
If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research and development programs of our product candidate, or the commercialization of any product candidate that may receive regulatory approval.

We are limited in our ability to raise additional share capital, which may make it difficult for us to fund our operations.

Under French law, our share capital generally may be increased subject to the approval of a majority vote of at least two-thirds of the shareholders present, represented by proxy at an extraordinary general shareholders’ meeting. Alternatively, the shareholders may delegate to our executive board the authority to carry out any increase in the share capital. Accordingly, our executive board may be precluded from issuing additional share capital if this prerequisite approval of the shareholders is not duly obtained.

We are subject to various risks related to geo-political crises, including the Ukraine-Russia war, that could have material and adverse impacts on our business, financial condition, liquidity, and results of operations.
In February 2022, Russia launched an invasion of Ukraine, which, in addition to creating humanitarian concerns, may have an adverse impact on the global healthcare ecosystem in the form of delayed clinical trials. Clinical trial sites originally identified in Russia and Ukraine for the NANORAY-312 clinical trial were not opened or active at the start of the conflict and, consequently, did not recruit patients. However, certain trial preparation and start-up fees and expenses that the Company had incurred are not recoverable. While alternate clinical sites in other countries have since been identified, there is currently insufficient information about start-up costs timing in these countries to exclude the possibility of any delays to NANORAY-312 as a direct result of the conflict.

Risks Related to the Discovery, Development and Commercialization of Our Product Candidates
Our product candidate development programs are in various phases of development and may be unsuccessful.
Our product candidates are in various phases of development. At each stage of development, there is typically an extremely high rate of attrition from the failure of product candidates advancing to subsequent stages of development.
Because some of our product candidates are in the early stages of discovery or preclinical development, there can be no assurance that our research and development activities will result in these product candidates advancing into clinical development. Product candidates in these development phases undergo testing in animal studies, and the results from these animal studies may not be sufficiently compelling to warrant further advancement. Moreover, even if results from animal studies are positive, such results are not necessarily predictive of positive results in clinical studies.
Even where product candidates do progress into and through clinical studies, these product candidates may fail to show the desired safety and efficacy in clinical development despite demonstrating positive preliminary clinical data and/or results in animal studies. Although we are a late-stage clinical development company, the safety, specificity and clinical benefits of NBTXR3 has not yet been fully demonstrated in all indications, and we cannot assure you that the results of current and future clinical trials will demonstrate the value and efficacy of our platform. The results of clinical studies are subject to a variety of factors, and there can be no assurance that any current or future product candidate will advance to regulatory approval, be approved by applicable regulatory agencies or be successfully commercialized.
Although there are a large number of drugs, biologics, and medical devices in development globally, only a very small percentage obtain regulatory approval, even fewer are approved for commercialization, and only a small number of these achieve widespread physician and consumer acceptance. Accordingly, despite expending significant resources in pursuit of their development, our product candidates may never achieve commercial success, and any time, effort and financial resources we expend on development programs that we pursue may adversely affect our ability to develop and commercialize our product candidates.

Initial, interim and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we, or our strategic development and commercialization partners such as MD Anderson and LianBio, may publish initial, interim or preliminary data from clinical studies. Interim and preliminary data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. For instance, while we and our strategic development partners have published preliminary data from past and ongoing clinical studies, because such data is preliminary in nature, they have not established statistical significance, and should not be viewed as predictive of the ultimate success of the respective clinical trials. It is possible that such results will not continue or may not be repeated in ongoing or future clinical trials for our product candidates, in particular NBTXR3. Particular caution should be exercised when interpreting preliminary results and results relating to a small number of patients or individually presented case studies--such results should not be viewed as predictive of future results.
Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published (according, among others, the applicable new response evaluation criteria in solid tumors). As a result, initial, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between initial, preliminary or interim data and final data could significantly harm our business prospects.

We may encounter substantial delays in our clinical trials, including clinical studies of NBTXR3, or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.
Clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. It will take several years to complete the clinical development necessary to obtain adequate data to file for a marketing authorization or to commercialize a product candidate, and failure can occur at any stage.
Positive interim or preliminary results of clinical trials do not necessarily predict positive final results, and success in early clinical trials does not ensure that later clinical trials will be successful. Product candidates in later stages of clinical trials such as NBTXR3 may still fail to show the desired safety and efficacy profile despite having successfully progressed through initial clinical trials. A number of pharmaceutical and biotechnology companies have suffered significant setbacks—lack of efficacy, insufficient durability of efficacy or unacceptable safety issues in advanced clinical trials, even after promising results in earlier trials.
We cannot be certain that our product candidates will not face similar setbacks. An unfavorable outcome in one or more clinical trials would be a major setback for our product candidates and for us and may require us or our strategic development and commercialization partners to delay, reduce or redefine the scope of, or eliminate one or more product candidate development programs, any of which could have a material adverse effect on our business, financial condition and prospects.
In addition, a number of events, including any of the following, could delay clinical trials, negatively impact the ability to obtain regulatory approval for, and to market and sell, a particular product candidate, or result in suspension or termination of a clinical trial:
•conditions imposed by the FDA, or, as the case may be, EMA, or any other regulatory authority regarding the scope or design of clinical trials;
•inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support initiation of clinical studies;
•delays in obtaining, or the inability to obtain, regulatory agency approval for the conduct of the clinical trials or required approvals from institutional review boards, or institutional review boards (IRBs), or other reviewing entities at clinical sites selected for participation in our clinical trials;
•the identification of flaws in the design of a clinical trial;
•changes in regulatory requirements and guidance that necessitate amendments to clinical trial protocols;
•recommendations from independent data monitoring committees to modify or discontinue ongoing studies due to unforeseen safety issues or lack of effectiveness;
•delays in sufficiently developing, characterizing or controlling manufacturing processes suitable for clinical trials;
•insufficient supply or deficient quality of the product candidates or other materials necessary to conduct the clinical trials, including as a result of manufacturing issues at our in-house manufacturing facilities or at the facilities of our external partners;
•lower-than-anticipated enrollment and retention rate of subjects in clinical trials for a variety of reasons, including size of patient population, sites selection, nature of trial protocol, the availability of approved treatments for the relevant disease and competition from other clinical trial programs for similar indications and competition from approved products;
•delays in reaching agreement on acceptable terms with prospective contract research organizations (CROs) and clinical study sites and obtaining required IRB approval at each clinical study site;
•the placing of a clinical hold on our or our strategic licensees’ clinical trials;
•unfavorable interpretations by FDA, or similar foreign regulatory authorities of interim data;
•determinations by the FDA, or similar foreign regulatory authorities that a clinical trial protocol is deficient in design to meet its stated objectives;
•failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;
•serious and unexpected safety issues, including related side effects experienced by patients in clinical trials;

•failure of our or our strategic development third-party contractors to meet their contractual obligations in a timely manner; or
•lack of, or failure to, demonstrate efficacy of our products candidate.

Our product candidates are based on a novel technology, which makes it difficult to predict the time and cost of product candidate development and obtaining regulatory approval.
The nanotechnology underlying the Group’s product candidates, specifically the use of nanosized radiation enhancers as a cancer treatment method, is a relatively new technology. We have concentrated our research, development and manufacturing efforts on our nanotechnology-based product candidate NBTXR3, and our future success depends on the successful development of this therapeutic approach using a physical mode of action. There can be no assurance that any development problems we experience in the future will not cause significant delays or unanticipated costs, or that such development problems can be overcome. We may also experience delays in developing a sustainable, scalable manufacturing process, or effectively implementing such process at our manufacturing facility, which may prevent us from completing our clinical studies or commercializing our products on a timely or profitable basis, if at all. Our expectations with regard to the scalability and cost of manufacturing may change significantly as we further progress the development of our NBTXR3.
In addition, the clinical study requirements of the FDA, EMA and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate are determined according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as ours can be more complex and consequently more expensive and can take longer than for other, better known or extensively studied pharmaceutical or other product candidates, as corroborated by the dual classification of NBTXR3, considered as a drug by the FDA and a medical device by the EMA. Approvals by any regulatory agency may not be indicative of what any other regulatory agency may require for approval or what such regulatory agencies may require for approval in connection with our product candidates, in particular NBTXR3.

Any issues that arise in the highly complex manufacturing process for our product candidates could have an adverse effect on our business, financial position or prospects.
Our nanotechnology-based products undergo a complex, highly regulated manufacturing process. The process is subject to strict controls and procedures to ensure minimal batch-to-batch variability. As a result, our manufacturing process is subject to multiple risks.
We may encounter difficulties in production, particularly in scaling out and validating initial production and ensuring the absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, improper installation or operation of equipment, operator error, shortages of qualified personnel, shortage of raw material or starting material and other procurement issues, as well as compliance with strictly enforced federal, state and foreign regulations.
Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If microbial, viral, or other contaminations are discovered in our supply of product candidates or in the manufacturing facilities in which product candidates are made, such supply may have to be discarded and the manufacturing may be stopped or such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.
While we currently use third-party contract manufacturing organizations, or CMOs, to manufacture NBTXR3, we completed construction of an in-house manufacturing facility in Villejuif, France. This manufacturing facility is now operational and dedicated to the manufacturing of drug substance for our investigational products. We have very limited experience in operating a manufacturing infrastructure for clinical or commercial pharmaceutical products, and we may never be successful in effectively exploiting such in-house manufacturing capabilities. In addition to all the challenges discussed above regarding manufacturing, we may face potential problems associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, process scale-up and/or scale-out, process reproducibility, stability issues, lot consistency, and timely availability of reagents or raw materials. Further, the application of new regulatory guidelines or parameters, such as those related to release testing, may also adversely affect our ability to manufacture NBTXR3.
Even as we successfully deploy and scale our in-house manufacturing capabilities, we may be adversely affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures, regulatory issues and numerous other factors that could prevent us from realizing the intended benefits of our internalized manufacturing capabilities and have a material adverse effect on our business. We may ultimately be unable to reduce the cost of goods for NBTXR3 to levels that will allow for an attractive return on investment if and when those product candidates are commercialized. In addition, we may never obtain the regulatory approvals to manufacture our commercial products in our in-house manufacturing facility.

Any changes to manufacturing processes may result in additional regulatory approvals.
The manufacturing process for any products that we may develop is subject to FDA, and any other regulatory authority approval or notified body for the jurisdictions in which we or our strategic development and commercialization partners will seek marketing approval for commercialization as well as ongoing compliance requirements. If the manufacturing process is changed during the course of product development or subsequent to a product’s commercialization, FDA, or foreign regulatory authorities could require us to repeat some or all previously conducted trials or conduct additional bridging trials, which could delay or impede our ability to obtain marketing approval. If we, or our CMOs, are unable to reliably produce NBTXR3 or products to specifications acceptable to the FDA, or other regulatory authorities, we may not obtain or maintain the approvals we need to further develop, conduct clinical trials for, and commercialize such products in the relevant territories.

Difficulty enrolling patients could delay or prevent clinical studies of NBTXR3.
Identifying and qualifying patients to participate in clinical studies is critical to the success of the relevant product candidate. The timing of clinical studies depends, in part, on the speed of recruitment of patients to participate in testing such product candidates such as NBTXR3 as well as completion of required follow-up periods. We or those evaluating NBTXR3 pursuant to licenses from us may not be able to identify, recruit and enroll a sufficient number of patients or patients with required or desired characteristics to achieve the objectives of the study. If patients are unable or unwilling to participate in such studies, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing NBTXR3, delays in testing the effectiveness of our technology, failure to meet study endpoints or objectives or termination of the clinical studies altogether.
In addition, competition among clinical trials in the same therapeutic areas may reduce the number and types of patients available to participate in our clinical trials or clinical trials conducted by our strategic development partners. Because the number of qualified clinical investigators is limited, we expect to conduct some clinical trials at the same sites as our competitors, which may reduce the number of patients available for our clinical trials at such sites. Certain of our competitors may have greater success than us in enrolling patients as a result of a variety of factors. Moreover, because of the novel nature of NBTXR3, potential patients and their doctors may be less likely to enroll in our clinical trials relative to clinical trials for more conventional therapies.
Patient enrollment is affected by a variety of factors, including:
•severity of the disease under investigation;
•incidence and prevalence of the disease under investigation;
•design of the clinical trial protocol;
•size and nature of the patient population;
•eligibility criteria for the trial in question;
•perceived risks and benefits of the product candidate under trial, including relative to other available therapies;
•proximity and availability of clinical trial sites for prospective patients;
•availability of competing therapies and clinical trials;
•patient referral practices of physicians;
•our ability to monitor patients adequately during and after treatment, and
•ability of the clinical sites to have sufficient resources and avoid any backlogs.
If we, or our strategic development partners, are unable to enroll a sufficient number of patients to conduct clinical studies as planned, it may be necessary to delay, limit or terminate such clinical studies, which could have a material adverse effect on our business and financial condition. Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of the product candidates we develop.

Our product candidates may cause undesirable side effects that could halt their clinical development, delay or prevent their regulatory approval, limit their commercial potential, or result in other significant negative consequences.
Undesirable or unacceptable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay, suspend or halt clinical trials, could result in the delay or denial of regulatory approval by the FDA,

EMA or other comparable foreign regulatory authorities, or could lead to a more restrictive label for our product candidates.
Our product candidates have only had limited clinical trial application, and results of our clinical trials could reveal a high and unacceptable incidence and severity of side effects or unexpected characteristics. Additionally, as more patients are included in our and our strategic development partners’ clinical trials, previously less common, side effects may also emerge.
Any undesirable side effects could cause us, our strategic development partners or regulatory authorities to interrupt, delay, halt or terminate clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA or other regulatory authorities. Treatment-related side effects could also adversely affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims.
Although we provide training to medical personnel involved in clinical trials for NBTXR3, failure of medical personnel to recognize or manage potential side effects of NBTXR3 could exacerbate adverse outcomes and potentially result in patient deaths.
Any of these occurrences could prevent our product candidates, including NBTXR3 from achieving or maintaining market acceptance and could increase the cost of development and commercialization, and may harm our business, financial condition and prospects significantly.

If our product candidates do not achieve projected development milestones and commercialization in the announced or expected timeframes, further development or commercialization of our product candidates may be delayed, and our business may be harmed.
We sometimes estimate, or may in the future estimate, for planning purposes, the timing of the accomplishment of various scientific, clinical, manufacturing, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings, and the receipt of marketing approval or commercialization objectives.
The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions, including assumptions regarding capital resources and constraints, progress of development activities, and the receipt of key regulatory approvals or actions, any of which may cause the timing of achievement of the milestones to vary considerably from our estimates.
If we, or our strategic development and commercialization partners, fail to achieve announced milestones in the expected timeframes, the commercialization of the product candidates, in particular NBTXR3, may be delayed, our credibility may be undermined, and our business and results of operations may be harmed.

Even if we or our strategic development and commercialization partners successfully complete clinical trials of NBTXR3, NBTXR3 may not be successfully commercialized for other reasons.
Even if we or our strategic licensees successfully complete clinical trials for NBTXR3, NBTXR3 may not be commercialized for other reasons, including:
•failing to receive regulatory approvals required to market them as drug or medical device;
•being subject to proprietary rights held by others;
•failing to comply with GMP requirements;
•being difficult or expensive to manufacture on a commercial scale;
•having adverse side effects that make their use less desirable;
•being inferior to existing approved drugs or therapies;
•failing to compete effectively with existing or new products or treatments commercialized by competitors; or
•failing to show long-term benefits sufficient to offset associated risks.
In addition, for product candidates developed by a strategic development partner or other collaboration partner pursuant to a licensing or commercialization agreement, we will depend entirely upon such party for marketing and sales of that product. These parties may not devote sufficient time or resources to the marketing and commercialization, or may determine not to pursue marketing and commercialization at all, which could prevent the affected products from reaching milestones or sales that would trigger payments to Nanobiotix.

Even if NBTXR3 is commercialized, NBTXR3 may not be accepted by physicians, patients, or others in the medical community.

Even if NBTXR3 receives marketing approval, the medical community may not accept such products as adequately safe and efficacious for their indicated use. Moreover, physicians may choose to restrict the use of the product, if, based on experience, clinical data, side-effect profiles and other factors, they are not convinced that the product is preferable to alternative drugs or treatments.
Additional factors that may influence whether NBTXR3 is accepted in the market, include:
•the clinical indications for which NBTXR3 is approved;
•the potential and perceived advantages and risks of NBTXR3 relative to alternative treatments;
•the prevalence and severity of side effects;
•the demonstration of the clinical efficacy and safety of the product;
•the approved labeling for the product and any required limitations or warnings;
•the timing of market introduction of the product candidate as well as of competing products;
•the effectiveness of educational outreach to the medical community about the product;
•the coverage and reimbursement policies of government and commercial third-party payors pertaining to the product; and
•the market price of the product relative to competing treatments.
We cannot predict the degree of market acceptance of any product candidate that receives marketing approval. If NBTXR3 is approved but fails to achieve market acceptance in the medical community, we will not be able to generate significant revenue. Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, including NBTXR3, which could make it difficult for us to sell our product candidates, including NBTXR3, profitably.
Successful sales of NBTXR3, if approved, depends, in part, on the availability of adequate coverage and reimbursement from third-party payors. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial third-party payors, such as private health insurers and health maintenance organizations, are critical to new product acceptance. Coverage and reimbursement may depend upon a number of factors, including determinations as to whether a product is:
•a covered benefit under applicable policies or plans;
•safe, effective and medically necessary;
•appropriate for the specific patient;
•cost-effective; and
•neither experimental nor investigational.
Coverage and reimbursement policies vary, and obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us or our strategic development and commercialization partners to furnish on a payor-by-payor basis supporting scientific, clinical and cost-effectiveness data for the use of our products, with no assurance that coverage or adequate reimbursement will be obtained.
Even if coverage for a product is obtained, reimbursement rates may be inadequate to achieve profitability or may require co-payments that patients find unacceptably high.
If coverage is unavailable or reimbursement rates are inadequate, patients may not use our products. Because NBTXR3 represents a new approach to treatment, it may have a higher cost than conventional therapies and may require long-term follow-up evaluations, which may increase the risk that coverage and/or reimbursement rates may be inadequate for us to achieve profitability.

Our future profitability, if any, depends, in part, on our ability to penetrate global markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.
Our future profitability, if any, will depend, in part, on our ability and the ability of our strategic development and commercialization partners to commercialize the product candidates we develop in markets throughout the world.
Commercialization of our product candidates in various markets could subject us to additional risks and uncertainties, including:

•obtaining, on a country-by-country basis, the applicable marketing authorization from the competent regulatory authority;
•the burden of complying with complex and changing regulatory, tax, accounting and legal requirements in each jurisdiction that we pursue;
•differing medical practices and customs affecting acceptance in the marketplace;
•import or export licensing requirements;
•country specific requirements related manufacturing;
•language barriers for technical training, healthcare professionals and patients documents;
•reduced protection of intellectual property rights in some foreign countries;
•foreign currency exchange rate fluctuations;
•potential imposition of governmental controls; and
•patients’ ability to obtain reimbursement for products in various markets.

Risks Related to Our Reliance on Third Parties
Third parties on whom we rely to conduct some aspects of our development programs may not perform satisfactorily.
We do not, and do not expect in the future to, independently conduct all aspects of our development programs. For example, LianBio, our development and commercialization partner in the Asia-Region, has undertaken to contribute to enrollment in certain number of global registrational studies for NBTXR3 (see Section Item 10.C. of the Annual Report). We are also collaborating with MD Anderson on the development of NBTXR3 in various indications (e.g. head and neck, pancreatic, esophageal and lung cancers, etc.). We rely, and will continue to rely, on third parties for certain aspects of manufacturing, quality control, protocol development, material supply, research and preclinical development, translational activities, and clinical testing, clinical trial conduct and distribution activities. With respect to the clinical trials that we sponsor, we rely on CROs, medical institutions and clinical investigators to conduct our clinical studies. Such reliance on third parties reduces our control over these activities, but does not relieve us of our responsibility to ensure compliance with all required regulations and study and trial protocols.
If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct their activities in accordance with regulatory requirements and our stated study and trial plans and protocols, or if there are disagreements between us and these third parties, we may not be able to complete, or may be delayed in completing, the preclinical studies and clinical trials required to support future regulatory submissions and approval of the product candidates we develop.
Reliance on such third parties entails additional risks to which we would not be subject if we conducted the above-mentioned activities ourselves, including:
•that we may be unable to negotiate agreements with third parties under reasonable terms or that termination or non-renewal of an agreement occurs in a manner or time that is costly or damaging to us;
•that such third parties may have limited experience with our or comparable products and may require significant support from us in order to implement and maintain the infrastructure and processes required to manufacture, test or distribute our product candidates;
•that such third parties may not perform as agreed or in compliance with applicable laws and requirements, or may not devote sufficient resources to our products;
•that we may not have sufficient rights or access to the intellectual property or know how relating to improvements or developments made by our third-party service providers in the course of their providing services to us;
•that regulators object to or disallow the performance of specific tasks by certain third parties or disallow data provided by such third parties; and
•that such third parties may experience business disruptions, such as bankruptcy or acquisition, or failures or deficiencies in their supply chains, that disrupt their ability to perform their obligations to us.

Under certain circumstances, service providers, such as CROs, which has contracted with the Company, may be entitled to terminate their engagements with us. In such circumstances, product development activities could be delayed while we seek to identify, validate, and negotiate an agreement with a replacement service provider. In some such cases an appropriate replacement may not be readily available or available on acceptable terms, which could cause additional delays to our development process.
Any of these events could lead to manufacturing, supply and/or clinical study delays or failure to obtain regulatory approval, or impact our ability to successfully commercialize future products, which could, in each case, have a material adverse effect on our business, financial condition, results of operations and prospects.

Third parties on whom we rely to conduct, supervise and monitor clinical studies may not perform satisfactorily.
We and our strategic licensees rely on medical institutions, clinical investigators, CROs and contract laboratories to carry out, or otherwise assist with, clinical trials or to perform data collection and analysis. For example, these third parties are tasked with monitoring toxicities and managing adverse events, which may be particularly challenging due to a number of factors including personnel changes, inexperience, shift changes, house staff coverage or related issues. While we and our strategic development partners have agreements governing these services, we and our strategic development partners have limited control over such third parties’ actual performance. Nevertheless, we or our strategic development partners, as applicable, are responsible for ensuring that such clinical trial is conducted in accordance with the applicable protocol, legal, regulatory, ethical and scientific standards. Reliance on a third party does not relieve the sponsor of a clinical trial of any regulatory responsibilities, including compliance with the FDA’s and other regulatory authorities’ good clinical practices, or GCP, good manufacturing practices, or GMP, good laboratory practices, or GLP, and other applicable requirements for conducting, recording and reporting the results of clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected.
If we, our strategic licensees, our respective CROs, or our respective investigators or trial sites fail to comply with applicable GCP, GLP, GMP or other applicable regulatory requirements, the clinical data generated in the applicable clinical trial may be deemed unreliable or otherwise not usable by the regulatory authorities and they may require the performance of additional clinical trials before issuing any marketing authorizations for the relevant product candidates.
Third party performance failures may increase our costs, delay our ability to obtain regulatory approval, and delay or prevent starting or completion of clinical trials and delay or prevent commercialization of our product candidates. While we believe that there are numerous alternative sources to provide these services, in the event that we seek such alternative sources, we may not be able to enter into replacement arrangements without incurring delays or additional costs.

We are party to strategic development and commercialization relationships, which may not advance or be successful and may delay or harm further development or commercialization of our product candidates.
We have entered into a strategic licensing agreement with LianBio, under which this latter has exclusive development and commercialization rights with respect to certain product candidates, including NBTXR3 within certain Asia territories, including Great China. We may, in the future, enter into additional strategic relationships.
All of the risks relating to product development, regulatory approval and commercialization described in this Annual Report apply to the activities of our strategic licensees.
Our reliance on strategic licensing arrangements may pose a number of risks, including the following:
•strategic licensees may not perform or prioritize their obligations as expected;
•clinical trials conducted pursuant to strategic licensing agreements may not be successful;
•strategic licensees may not pursue development and commercialization of product candidates including NBTXR3 that achieve regulatory approval or may elect not to pursue development or commercialization of product candidates, including NBTXR3 based on clinical trial results, changes in the partners’ focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;
•strategic licensees may delay clinical trials, provide insufficient funding for clinical trials, stop a clinical trial, or abandon a product candidate;
•strategic licensees could develop, independently or with third parties, products that compete directly or indirectly with our product candidates, including NBTXR3;
•product candidates, including NBTXR3 developed pursuant to strategic licensing agreements may be viewed by our partners as competitive with their independently developed product candidates or products, which may cause them to devote limited resources to the product candidate’s development or commercialization;
•a partner may not commit sufficient resources to the commercialization, marketing and distribution of any product candidate;
•disagreements with strategic licensees, including over proprietary rights, contract interpretation, or the preferred course of development, may cause delays or termination of the development or commercialization of such product candidates, or may result in time-consuming and expensive legal proceedings;
•strategic licensees may not properly obtain, maintain, protect, defend or enforce intellectual property rights or may improperly use proprietary information;
•disputes may arise with respect to the ownership of intellectual property developed pursuant to our strategic licensing agreements;
•strategic licensees may infringe, misappropriate or otherwise violate third-party intellectual property rights, which may expose us to litigation and potential liability;
•strategic licensing agreements may be terminated for convenience by the collaborator and, if terminated, the development of product candidates may be delayed or stopped;
•the negotiation of strategic licensing agreements may require substantial attention from our management team; and
•we could face significant competition in seeking appropriate strategic licensees, and the negotiation process is time-consuming and complex.
We rely on these strategic licensing arrangements to help us finance the development and commercialization of our own product candidates. Our success depends, in part, on our ability to collect milestone and royalty payments from our strategic licensees. To the extent our strategic licensees do not aggressively and effectively pursue product candidates such as NBTXR3 for which we are entitled to such payments, we will not realize these significant revenue streams, which may slow our overall development progress and could have an adverse effect on our business and future prospects.
In addition, our strategic license agreements are generally terminable at will upon specified prior notice. If one or more collaborator terminates a strategic license agreement, this could have an adverse effect on our revenues. If we do not receive anticipated payments, our development of product candidates could be delayed and we may need additional resources to develop our product candidates, including NBTXR3.

Access to raw materials, starting material and products necessary for the conduct of clinical trials and manufacturing of our product candidates is not and cannot be guaranteed.
We are dependent on third parties for the supply of various of materials, including Hafnium, that are necessary to produce certain of our product candidates, including NBTXR3. The supply of these materials could be reduced or interrupted at any time. In such case, we may not be able to find other acceptable suppliers or on acceptable terms. If key suppliers or manufacturers are lost or the supply of the materials is diminished or discontinued, we may not be able to develop, manufacture, and market our product candidates in a timely and competitive manner. In addition, these are subject to stringent manufacturing process and rigorous testing.
Delays in the completion and validation of manufacturing processes for these materials could adversely affect the ability to complete trials and commercialize our products candidates. In addition, our suppliers or manufacturers may, from time to time, change their internal manufacturing or testing processes and procedures. Such changes may require us to perform or have performed studies to demonstrate equivalence of the materials produced or tested under such new procedures. Such equivalence testing may impose significant delays in the development of our product candidates, including NBTXR3.
Furthermore, our suppliers may face quality issues or findings from regulatory authorities’ inspections that could lead to delays or interruption of the supply of our product candidates, including NBTXR3.

We may enter into agreements with third parties to sell, distribute and/or market any of the products candidates we develop for which we obtain regulatory approval, which may adversely affect our ability to generate revenues.
Given the development stage of our product candidates, we have no experience in sales, marketing and distribution of biotech products. However, if any of our product candidates, including NBTXR3, obtain marketing approval, we intend to develop sales and marketing capacity, either alone or with partners. Outsourcing sales, distribution and marketing may subject us to a variety of risks, including:
•our inability to exercise direct control over sales, distribution and marketing activities and personnel;

•potential failure or inability of contracted sales personnel to successfully market our products to physicians; and
•potential disputes with third parties concerning distribution, sales and marketing expenses, calculation of royalties, and sales and marketing strategies.
If we are unable to partner with a third party that has adequate sales, marketing, and distribution capabilities, we may have difficulty commercializing our product candidates, including NBTXR3, which would adversely affect our business, financial condition, and ability to generate product revenues.

Our reliance on third parties and our strategic licensees requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.
Because we rely on third-party service providers for certain activities in our development process, we must, at times, share trade secrets with them.
In addition, we are required to share certain trade secrets with our strategic licensees pursuant to the terms of our strategic licensing agreements. We also conduct joint research and product development that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements.
We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, licensing agreements, consulting agreements or other similar agreements with our strategic licensees, subcontractors, advisors, employees and consultants prior to beginning research, services or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite these contractual provisions, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are incorporated into the technology of others, or are disclosed or used in violation of these agreements. Parties with whom we share confidential information may also be acquired by competitors, which may increase the risk that these entities might breach their confidentiality obligations and share our confidential information with the acquirer.
Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

Risks Related to Operational Compliance and Risk Management
1.5.4.1.We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.
As our development, manufacturing and commercialization programs develop, and as we continue to comply with our obligations as a public company in both France and the United States, we expect our employee base to continue to grow. To manage our anticipated continued development and expansion, including the operation of our manufacturing facilities and the commercialization of our product candidates, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel.
Current and future growth imposes significant responsibility on our management team, including:
•identifying, recruiting, integrating, maintaining and motivating additional employees;
•effectively managing our internal development efforts, including the clinical and regulatory review process for our product candidates; and
•improving our operational, financial and management controls, reporting systems and procedures.
Our future financial performance and our ability to commercialize our product candidates including NBTXR3, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company. To achieve this, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these activities.
If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our product candidates.
The risk that we may be sued on product liability claims is inherent in the development and commercialization of biotechnology products.
Side effects of, or manufacturing defects in, products that we develop could result in the deterioration of a patient’s condition, injury or even death. For example, our liability could be sought by patients participating in the clinical trials for our product candidates, including NBTXR3 as a result of unexpected side effects resulting from the administration of these product candidates. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against us by patients, regulatory authorities, our strategic licensees, biopharmaceutical or biotechnology companies and any other third party using or marketing our products. These actions could include claims resulting from acts by our partners, licensees and subcontractors, over which we have little or no control.
In addition, regardless of merit or eventual outcome, product liability claims may result in: impairment of our business reputation; withdrawal of clinical trial participants; initiation of investigations by regulators; costs due to related litigation; distraction of management’s attention from our primary business; substantial monetary awards to trial participants, patients or other claimants; loss of revenue; exhaustion of any available insurance and our capital resources; the inability by us and our strategic licensees to commercialize our product candidates, including NBTXR3; and decreased demand for our product candidates, including NBTXR3, if approved for commercial sale.
We maintain product liability insurance coverage for damages caused by our product candidates NBTXR3, including clinical trial insurance coverage, with coverage limits that we believe are customary for companies in our industry. This coverage may be insufficient to reimburse us for any expenses or losses we may suffer. In addition, in the future, we may not be able to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product or other legal or administrative liability claims by us or our partners, licensees or subcontractors, which could prevent or inhibit the commercial production and sale of any of our product candidates, including NBTXR3 that receive regulatory approval, which could adversely affect our business.
We may use hazardous chemicals and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.
We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment, manufacture and disposal of hazardous materials and wastes. Our research and development processes may involve the controlled use of hazardous materials, including chemicals and biological materials.
We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed any insurance coverage and our total assets. European Union regulation, French law, Federal, state, local or any other foreign laws and regulations govern to use, manufacture, storage, handling and disposal of these hazardous materials and specified waste products, as well as the discharge of pollutants into the environment and human health and safety matters. Compliance with environmental laws and regulations may be expensive and may impair our research and development efforts. If we fail to comply with these requirements, we could incur delays, substantial costs, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, we cannot predict the impact on our business of new or amended environmental laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These current or future laws and regulations may impair our research, development or production efforts.
We identified a material weakness in our internal control over financial reporting as of December 31, 2022 related to a lack of supervisory personnel with the appropriate level of technical accounting experience and training to comply with International Financial Reporting Standards and with SEC reporting obligations, and sufficient processes and procedures, particularly in the areas of complex, judgmental areas such as assessing the Company’s ability to continue as a going concern and the valuation of complex debt instruments
As a U.S. public company, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit and finance committee be advised and regularly updated on management’s review of internal control over financial reporting.

In connection with our fiscal 2022 audit, we identified a material weakness in our internal controls over financial reporting related to a lack of supervisory personnel with the appropriate level of technical accounting experience and training to comply with International Financial Reporting Standards and with SEC reporting obligations, and sufficient processes and procedures, particularly in the areas of complex, judgmental areas such as assessing the Company’s ability to continue as a going concern and determining the average discount rate used to measure the fair value of the EIB loan Amendment agreement signed on October 18, 2022.
In response to the material weakness described above, our management is implementing a remediation plan, which it believes will remediate the material weakness that have been identified. We cannot assure that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. Effective internal controls are necessary for us to provide reliable financial reports. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.
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
If we identify any new material weakness in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, our ADSs could decline and our access to the capital markets could be restricted. The occurrence of any of the foregoing would also require additional financial and management resources. .We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.
Our compliance with applicable provisions of Section 404 requires that we incur substantial accounting expense and expend significant management attention and time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an emerging growth company, which may extend until December 31, 2025.1
Our internal computer systems, or those of our third-party contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs or loss of personal data.
In the ordinary course of our business, we may collect, process, store and transmit proprietary, confidential and sensitive information, including personal data (including health information), intellectual property, trade secrets, and proprietary business information owned or controlled by ourselves or other parties. We may also share or receive sensitive information with our partners, CROs, CMOs, or other third parties. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place.
Despite the implementation of security measures, our internal computer systems and those of our third-party contractors and consultants are vulnerable to damage from computer viruses, cyber-attacks, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. These threats come from a variety of sources, including traditional computer “hackers,” threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, and the third parties upon which we rely, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce and distribute our product candidates. Cyberattacks could include, but are not limited to, the deployment of harmful malware (including as a result of advanced persistent threat intrusions), denial-of-service (such as credential stuffing), credential harvesting, social engineering attacks (including through phishing attacks), viruses, ransomware, supply chain attacks, personnel misconduct or error and other similar threats. We may also be the subject of software bugs, server malfunction, software or hardware failures, loss of data or other information technology assets, adware,
1 According to SEC definition, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

telecommunications failures or other similar issues. In particular, ransomware attacks are becoming increasingly prevalent and severe and can lead to significant interruptions, delays, or outages in our operations, disruptions to our clinical trials, loss of data (including data related to clinical trials), significant expense to restore data or systems, reputational loss and the diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach to our information technology systems or the third-party information technology systems that support us and our services. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.
Although we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We have experienced attempts to compromise our information technology systems or otherwise cause a security incident. While we do not believe that we have experienced any significant system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to manufacture or deliver our product candidates. For example, the loss of clinical trial data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed.
We may be unable to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Despite our efforts to identify and remediate exploitable critical vulnerabilities, if any, in our information technology systems, our efforts may not be successful. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. Any failure to prevent or mitigate security incidents or improper access to, use of, or disclosure of our clinical data or patients’ personal data could result in significant liability under state, federal, and international law and may cause a material adverse impact to our reputation, affect our ability to conduct our clinical trials and potentially disrupt our business.

Data privacy regulations could adversely affect our business, results of operations and financial condition.
We are subject to data privacy and protection laws and regulations that impose requirements relating to the collection, transmission, storage and use of personally-identifying information, including comprehensive regulatory systems in the U.S. and EU. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.
There are numerous regulation as European Union General Data Protection Regulation (GDPR), US federal and state laws and regulations related to the privacy and security of personal information, including regulations promulgated pursuant to GDPR and Health Insurance Portability and Accountability Act (HIPAA) that establish privacy and security standards for the use and disclosure of individually identifiable health information and require the implementation of administrative, physical and technological safeguards to protect the privacy of such protected health information.
Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. We cannot be sure how these regulations will be interpreted, enforced or applied to our operations. If we fail to comply with applicable privacy laws, including applicable GDPR HIPAA privacy and security standards, we could face civil and criminal penalties.
More specifically, in the EU, we are subject to the European Regulation (EU) No. 2016/679, known as the General Data Protection Regulation (GDPR), as well as EU Member State legislations complementing the GDPR. GDPR and EU Member State legislation apply to the collection and processing of personal data, including health-related information, of individuals in the EU by companies established in the EU and, in certain circumstances established outside of the EU. These laws impose strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. These include several requirements relating to (i) obtaining, in some situations, the informed consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify personal data breaches to regulatory authorities and, as applicable, to communicate such breaches to affected individuals, (v) extensive internal privacy governance obligations, and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR also imposes restrictions on the transfer of personal data to most countries in the world outside of the European Economic Area (EEA), including the U.S., unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information. One of the primary safeguards allowing US companies to import personal information from the EEA has been the European Commission’s Standard Contractual Clauses (SCCs). However, the Court of Justice of the EU (CJEU) issued a decision that called into question whether the SCCs can lawfully be used for transfers of personal information from Europe to the United States or most other countries. At present, there are few, if any, viable alternatives to the SCCs, on which we have relied for personal information transfers from Europe to the United States and other countries outside of the EEA. Following this CJEU judgment, new sets of SCCs were published on June 4, 2021. Most importantly, the use of SCCs no longer automatically ensures compliance with the GDPR. Instead, companies remain required to conduct a data transfer impact assessment for each transfer, which adds a compliance burden. The GDPR has thus increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional potential mechanisms to ensure compliance with the new EU data protection rules. Also, some uncertainty remains around the legal and regulatory environment for these evolving privacy and data protection laws and regulations. Potential pecuniary fines for noncompliant companies may be up to €20 million or 4% of annual global revenue, whichever is higher.
We may become the subject of investigations and/or claims in respect of privacy matters and unfavorable outcomes in any of such matters could preclude the commercialization of products, harm our reputation, negatively affect the profitability of our products and subject us to substantial fines. In addition, our ongoing efforts to comply with evolving laws and regulations in the U.S., EU and elsewhere may be costly and require ongoing modifications to our policies, procedures and systems.

Because our consolidated financial statements rely on estimates and assumptions, actual results may vary significantly from estimates that we make.
The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements. The estimates and judgments used by management are based on historical information and on other factors, including expectations about future events considered to be reasonable given the circumstances. These estimates may be revised where the circumstances on which they are based change. In connection with our period-end closing process, which includes review by management and our audit and finance committee and discussions with our independent registered public accounting firm,we reassess and evaluate our estimates and assumptions and the circumstances on which they are based and may determine that certain estimates or assumptions should be revised or adjusted. We have in the past, and expect in the future, to make such revisions and adjustments to our estimates and assumptions prior to their issuance of our financial statements in light of these ordinary course reassessments. Because our financial statements require the use of estimates and assumptions, actual results—particularly with respect to going concern, share-based payments, deferred tax assets, clinical trials accruals, revenue recognition and the fair value of financial instruments—may vary significantly from these estimates under different assumptions or conditions.
Risks Related to Regulatory Approvals for Our Product Candidates
The regulatory landscape that governs our product candidates is uncertain as it is subject to both drug & device regulations, depending on the country involved, and changes in regulatory requirements could result in delays or discontinuation of development of our product candidates or unexpected costs in obtaining regulatory approval and/or CE-marking.
The development and manufacturing of therapeutic solutions for cancer treatment are governed by a rigorous, complex and evolving global regulatory environment (for more information on such environment, see Section 1.3.17. of the Annual Report. Regulatory authorities, including the ANSM, EMA and the FDA, have imposed stringent requirements on the amount and types of data required to demonstrate the safety and efficacy of products prior to their marketing and sale. Increase in costs of obtaining and maintaining the necessary marketing authorizations or CE-marking for NBTXR3 may limit its economic value and thus lessen the prospects for growth in this field, and consequently the prospects of NBTXR3 or any other Group’s product candidates.
NBTXR3 has been classified as a ‘‘Class III medical device’’ in the EU and as a ‘‘drug’’ in the United States. As a result, the Group must meet various specific requirements and deadlines, particularly in terms of CE-marking (or equivalents in all non-EU jurisdictions where the Group intends to market its products) and in terms of marketing authorization for drugs in other countries around the globe (chiefly deadlines and conditions for registration, as, where no single authority exists, deadlines tend to be longer) and related transparency requirements. As soon as a product is classified as a drug candidate or medical device as appropriate, a competent authority or a notified body must approve or certify the conformity of said drug candidate or medical device before it can be commercialized, marketed, promoted or sold in those jurisdictions. The Group must provide these regulatory authorities with data from preclinical studies and clinical trials that demonstrate that its product candidates are safe and effective for a defined indication before they can be approved or certified for commercial distribution. It must provide data to ensure the strength, quality and purity of the product and its components. It must also assure the regulatory authorities that the characteristics and performance of the clinical batches will be replicated consistently in the commercial batches.
The regulatory framework may also change, particularly in key markets such as the EU, where rules on medical devices are set to be significantly tightened following the adoption of the MDR regulation.
In light of the regulatory evolutions, the competent authorities of EU Member States could reconsider the classification of NBTXR3 as a medical device in the EU and decide to reclassify it as a drug (see Item 4. B of the Annual Report). If Hensify® or the other Group product candidates were to be classified as drugs in the EU, their clinical development would be subject to different regulatory framework. As a result, the development and commercialization process would be longer and more costly than expected. To minimize the impact of a potential reclassification of our product candidates, we are designing our clinical development programs so as to generate clinical evidence we believe will constitute a robust scientific basis, irrespective of classification.
Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval and/or the CE-marking necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue to maintain our business.
Once we obtain a regulatory approval for a product candidate, our products will remain subject to ongoing regulatory requirements.
Obtaining marketing authorizations approval or medical device certification for a product in a specific indication is not a gauge of effectiveness, job security, or the ability to obtain marketing authorizations approvals or medical device certification for a product in another indication, regardless of scientific rational connection. Even after obtaining regulatory approval in a jurisdiction for the product candidates we develop, including NBTXR3, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, and submission of safety and other post-market information.
Any regulatory approvals received for the product candidates may also be subject to limitations:
•on the approved indicated use(s) for which the product may be marketed; or
•to the conditions of approval, such as an accelerated approval subject to a further confirmation of the effectiveness of the product to be based on confirmatory study, and requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product. In addition, potential accelerated approvals are limited by the risk of withdrawal in the event that confirmatory studies do not confirm the benefits of the product.
Moreover, following its initial approval or certification, any product approved for commercialization is reassessed on a regular basis in terms of risk/benefit ratio for the patient. The potential discovery of new defects or side effects which were not detected during development and clinical trials can result in restrictions on sale, the suspension or withdrawal of the product from the market and an increased risk of litigation. For example, the holder of an approved NDA in the United States is obligated to monitor and report adverse events and any failure of a product to meet the product’s specifications approved in the NDA. Similarly, in the EU, any marketing authorization approval or medical device certification holder has legal obligations to continuously collect data and conduct safety vigilance, i.e., the activities relating to the detection, assessment, understanding and prevention of adverse reactions and other medicine or product-related problems. Data must be transmitted to the authorities within defined timelines, and any emerging concern about the benefit-risk balance has to be notified immediately. If necessary, competent authorities may request further investigations, including formal studies. Regulatory procedures exist for updating product information and implementing other safety measures. In the United States, the holder of an approved NDA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, including product labeling or manufacturing process. Similar provisions apply in the EU. Advertising and promotional materials must comply with any competent health authorities rules and are subject to health authorities review, in addition to other potentially applicable laws.
In addition, product manufacturers and their facilities are subject to periodic inspections by Regulatory Authorities for compliance with cGMP requirements and/or others quality and manufacturing standards and adherence to commitments made in compliance with approved regulatory dossiers. If we or a regulatory authority is made aware of previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or if a regulatory authorities disapprove the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requiring batch or product recall or withdrawal of the product from the market, suspension or revocation of the marketing authorization or medical device certification or partial or full suspension of manufacturing activities.

If we or our strategic licensees fail to comply with applicable regulatory requirements following approval of any of the product candidates we develop, regulatory authorities may:
•issue a warning letter asserting a violation of the law;
•seek an injunction or impose civil or criminal penalties or monetary fines;
•suspend or withdraw regulatory approval;
•suspend or terminate any ongoing clinical trials;
•refuse to approve a pending marketing authorizations, medical device certifications or comparable foreign marketing application (or any supplements thereto) submitted by us or our strategic licensees;
•restrict the marketing, distribution or manufacturing of the product;
•seize or detain product or otherwise require the withdrawal or recall of product from the market;
•destroy or require destruction of products;
•refuse to permit the import or export of products; or
•refuse to allow us to enter into supply contracts, including government contracts.
Any of the foregoing regulatory actions could require us to expend significant time and resources in response and could generate negative impact on the company. The occurrence of any event or penalty described above may inhibit the ability to commercialize products and generate revenues. In addition, the FDA’s policies, and policies of foreign regulatory agencies, may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we or our strategic licensees are unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our strategic licensees are not able to maintain regulatory compliance, marketing approval or medical device certification that has been obtained may be suspended or withdraw and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.
Finally, even though the Group has obtained the CE-marking for Hensify®, the name of NBTXR3 in the indication of locally advanced STS, it cannot be certain that NBTXR3 will receive regulatory approvals in other indications or in other territories or successfully complete the necessary conformity assessment procedures, as applicable, or be successfully commercialized, for any cancer indications, even if the Group successfully completes applicable pre-marketing regulatory requirements.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for product candidates, our business will be substantially harmed.
We must obtain regulatory approval to market and sell our product candidates, including NBTXR3. For example, in the U.S., we must obtain FDA approval for each product candidate in each specific indication that we intend to commercialize, and in the EU we must obtain approval from the European Commission (EC), based on the opinion of the EMA. The approval processes are typically expensive, and the time required to obtain approval by the FDA, the EC and comparable foreign authorities is inherently unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Save with regard to the CE-marking above mentioned relating to the STS indication, we have not obtained regulatory approval for the commercialization of any product candidate and it is possible that none of our existing product candidates including NBTXR3 or any product candidates we may seek to develop in the future will ever obtain such regulatory approval.
The FDA or other regulatory authority, as applicable, may delay, limit or deny approval of our product candidates for many reasons, including disagreement with clinical trial design or implementation, determinations that a product candidate is not sufficiently safe or efficacious, objections to the statistical significance of data or our interpretation of data, objections to the production, formulation or labeling of our product candidates, and any other discretionary factors such regulators deem relevant.
This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market the product candidates we develop, including NBTXR3, which would significantly harm our business, results of operations and prospects. In addition, even if we or our strategic licensees were able to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for the product candidates we develop.

Although we may seek fast track designation from the FDA for some or all of the indications that NBTXR3 may potentially address, there is no assurance that such designation will be granted or, if granted that it will lead to a faster development or regulatory review or approval process.
We may seek fast track designation and review for some or all of the indications that NBTXR3 may potentially address. In February 2020, the Company received Fast Track designation from the FDA for NBTXR3 for the treatment of locally advanced head and neck cancers. If a product is intended for the treatment of a serious or life threatening condition or disease, the sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation. Thus, even if we believe a particular product candidate is eligible for this designation, we cannot assure that the FDA would decide to grant it. Moreover, even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures and such designation does not assure ultimate approval. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. Moreover, the FDA may change its fast track designation program or guidance.

Even if we or our strategic licensees obtain and maintain approval for product candidates in the United States or another jurisdiction, we or our strategic licensees may never obtain approval for the same product candidates in other jurisdictions, which would limit market opportunities and adversely affect our business.
Approval of a product candidate in the United States by the FDA or in another jurisdiction by the requisite regulatory agencies in such other jurisdiction does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The approval process varies among countries and may limit our or our strategic licensees’ ability to develop, manufacture, promote and sell our product candidates including NBTXR3 internationally. Failure to obtain marketing approval in international jurisdictions would prevent the product candidates from being marketed outside of the jurisdictions in which regulatory approvals have been received. In order to market and sell product candidates in the EU and many other jurisdictions, we and our strategic licensees must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and may involve additional preclinical studies or clinical trials both before and post approval. In many countries, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the intended price for the product is also subject to approval. Further, while regulatory approval of a product candidate in one country does not ensure approval in any other country, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. If we or our strategic licensees fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, the target market will be reduced and the ability to realize the full market potential of the subject product candidates will be harmed and our business may be adversely affected. For the sake of clarity, this risk factor is applicable whether it is about marketing approval or CE-marking.
Depending on the results of clinical trials and the process for obtaining regulatory approvals in other countries, we or our strategic licensees may decide to first seek regulatory approvals of a product candidate in countries other than the United States, or we or our strategic licensees may simultaneously seek regulatory approvals in the United States and other countries, in which case we or our strategic licensees will be subject to the regulatory requirements of health authorities in each country in which we seek approvals. Obtaining regulatory approvals from health authorities in countries outside the United States and the EU is likely to subject us or our strategic licensees to risks in such countries that are substantially similar to the risks associated with obtaining approval in the United States or the EU described herein.

Government restrictions on pricing and reimbursement, as well as other healthcare payor cost-containment initiatives, may negatively impact our ability to generate revenues if we obtain regulatory approval for any of our product candidates.
Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. The continuing efforts of various governments, insurance companies, managed care organizations and other payors to contain or reduce healthcare costs may adversely affect our ability or our strategic licensees’ ability to set a price for our products that we believe is fair, to achieve profitability, and to obtain and maintain market acceptance by patients and the medical community. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory initiatives to contain healthcare costs. By way of example, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the ACA) was enacted in March 2010.
The ACA expanded health care coverage through Medicaid expansion and the implementation of a tax penalty for individuals who do not maintain mandated health insurance coverage (the so-called ‘individual mandate’). The ACA also contains a number of provisions that affect coverage and reimbursement of drug products. Uncertainty remains regarding the implementation and impact of the ACA. There have been sustained congressional and legal efforts to modify or repeal all or certain provisions of the ACA. For example, tax reform legislation was enacted at the end of 2017 that eliminated the individual mandate beginning in 2019. Additionally, in the United States, the Inflation Reduction Act of 2022 (IRA), enacted on August 16, 2022, includes several provisions to lower prescription drug costs for people with Medicare and reduce drug spending by the federal government. We cannot predict the ultimate content, timing or effect of any changes to the ACA, the IRA or other federal and state reform efforts, and there can be no assurance that any such health care reforms will not adversely affect our future business and financial results.
U.S. federal and state governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, waivers from Medicaid drug rebate law requirements, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. The private sector has also sought to control healthcare costs by limiting coverage or reimbursement or requiring discounts and rebates on products. We are unable to predict what additional legislation, regulations or policies, if any, relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation, regulations or policies would have on our business. Any cost containment measures could significantly decrease the available coverage and the price we might establish for our potential products, which would have an adverse effect on our net revenues and operating results.
Likewise, in many EU Member States, legislators and other policymakers continue to propose and implement healthcare cost-containing measures in response to the increased attention being paid to healthcare costs in the EU. Certain of these changes could impose limitations on the prices we will be able to charge for our products and any approved product candidates or the amounts of reimbursement available for these products from governmental and private third-party payers, may increase the tax obligations on pharmaceutical companies or may facilitate the introduction of generic competition with respect to our products.
Further, an increasing number of EU countries Member States and other non-U.S. countries use prices for medicinal products established in other countries as “reference prices” to help determine the price of the product in their own territory. If the price of one of our products decreases substantially in a reference price country, that could impact the price for such product in other countries. Consequently, a downward trend in prices of our products in some countries could contribute to similar downward trends elsewhere, which would have a material adverse effect on our revenues and results of operations. Also, in order to obtain reimbursement for our products in some countries, we may be required to conduct clinical trials that compare the cost-effectiveness of our products to other available therapies.
Moreover, this political and legislative uncertainty could harm our and our strategic licensees’ ability to market any products and generate revenues. Cost containment measures that healthcare payors and providers are instituting and the effect of further healthcare reform could significantly reduce potential revenues from the sale of any of our product candidates approved in the future, and could cause an increase in our compliance, manufacturing, or other operating expenses.
In some countries, the proposed pricing for a biopharmaceutical product must be approved before it may be lawfully marketed. In addition, in certain foreign markets, the pricing of a biopharmaceutical product is subject to government control and reimbursement may in some cases be unavailable. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. An EU Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, biopharmaceutical products launched in the EU do not follow price structures of the United States and generally tend to have significantly lower prices.
We believe that pricing pressures will continue and may increase, which may make it difficult for us to sell our potential products that may be approved in the future at a price acceptable to us or any of our future collaborators.

We are subject to healthcare laws and regulations, which could expose us to the potential for criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.
Healthcare providers, physicians and others will play a primary role in the recommendation, prescription, and administration of our products. Our arrangements with such persons and third-party payors must be structured in accordance with the broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our products, if we obtain marketing approval. Restrictions under applicable federal, state and foreign healthcare laws and regulations include but are not limited to the following:
•The federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase or lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid.
•The federal civil and criminal false claims laws and civil monetary penalties laws, which impose criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government.
•The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters.
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which impose certain requirements on covered entities and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.
•The federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies to track and annually report to CMS payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians or their immediate family members.
•Analogous laws and regulations in various U.S. states, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than U.S. federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. government, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA.
Similar legislation is applicable in other countries, including by way of example and without limitation: the UK’s Bribery Act 2010 or Article D1453-1 to D1453-9 of the French Public Health Code on Transparency of Benefits Given by Companies Manufacturing or Marketing Health and Cosmetic Products for Human Use. Furthermore, in the EU, harmonized rules prohibit gifts, pecuniary advantages or benefits in kind to Health Care Professionals (HCPs) unless they are inexpensive and relevant to the practice of medicine or pharmacy.
Similarly, strict rules apply to hospitality at sales promotion events. Based on these rules, a body of industry guidelines and sometimes national laws in force in individual EU Member States has been introduced to fight improper payments or other transfers of value to HCPs, and in general inducements that may have a broadly promotional character.
Ensuring that our business practices and that our business arrangements with third parties comply with applicable healthcare laws and regulations could be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment and exclusion from government funded healthcare programs, such as Medicare and Medicaid, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Significant regulation applies to the manufacturing of our products and the manufacturing facilities on which we rely may not meet regulatory requirements or may have limited capacity.
All entities involved in the preparation of products for clinical studies or commercial sale, including our existing contract manufacturers for our product candidates, including NBTXR3 as well as our in-house manufacturing facility in Villejuif, France, are subject to extensive regulations.
For example, in the United States, a drug product approved for commercial sale or used in clinical studies must be manufactured in accordance with the current Good Manufacturing Practices (cGMP) requirements. In the EU, NBTXR3 is classified as a medical device and must be manufactured in accordance with ISO13485 requirements. Nevertheless, due to the classification of NBTXR3 as a drug product in other regions, notably, the United States, the development and manufacturing of NBTXR3 is made in accordance with the more stringent cGMP requirements. As a result, each of the facilities involved in the manufacturing NBTXR3 must comply with cGMP. Also, applicants for a marketing authorization are responsible for ensuring that the proposed manufacturing sites included in the marketing authorization application comply with cGMP.
The FDA’s cGMP regulations and comparable regulations in other jurisdictions govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants, or to inadvertent changes in the properties or stability of the product candidates including NBTXR3 we develop that may not be detectable in final product testing. In the United States, in the framework of the potential upcoming NDA, we or our contract manufacturers must supply all necessary documentation in support of registration on a timely basis and must adhere to the cGMP requirements enforced by the FDA and/or by other Competent Regulatory Authorities through its facilities inspection program. Our facilities and Quality Management Systems as well as the facilities and Quality Management Systems of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as one of a condition of regulatory approval of our product candidates. In addition, the FDA may, at any time, inspect a manufacturing facility involved with the preparation and/or control of our product candidates as well as the associated quality systems for compliance with the regulations applicable to the activities being conducted.
If we or any of our third-party manufacturers fail to provide appropriate products and data (as per GxP requirements) or maintain regulatory compliance, the regulator can impose regulatory sanctions including, among other things, the imposition of a hold on clinical trials, the refusal to permit a clinical trial to commence, the refusal to use certain batches of product candidates intended to be used in the clinical trials, the refusal to approve a pending application for a new product, the revocation or non-renewal of a pre-existing approval - including the withdrawal of GMP license in case of major findings, or the refusal to accept some non-clinical and/or clinical data generated with material for which that third-party was responsible. As a result, our business, financial condition and results of operations may be materially harmed.
Manufacturing and increasing manufacturing scale at our in-house manufacturing facility will require significant resources and substantial regulatory engagement. Our manufacturing facility in Villejuif, France, will be subject to ongoing periodic unannounced inspection by the FDA, as well as regular inspections by the ANSM for GMP certificate renewal (every 3 years), and other foreign agencies to ensure strict compliance with cGMPs, and other government regulations. Accordingly, operating our own manufacturing facilities and maintaining compliant manufacturing capabilities at scale may be costlier than we anticipate or may result in delays.
In addition, if supply from one approved manufacturer or supplier, including our own in-house manufacturing facility, is interrupted, there could be a significant disruption in commercial and/or clinical supply of our products. Identifying and engaging an alternative manufacturer or supplier that complies with applicable regulatory requirements could result in further delay. Applicable regulatory agencies may also require additional studies if a new manufacturer or supplier is relied upon in connection with commercial production. Switching manufacturers or suppliers may involve substantial costs and time and is likely to result in a delay in our desired clinical and commercial timelines.
These factors could cause commercialization of our product candidates including NBTXR3 to be delayed, cause us to incur higher costs, or prevent us from commercializing our products successfully. Furthermore, if our manufacturing facilities are unable to produce high quality product for our clinical and commercial needs, and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical studies may be delayed, or we could lose potential revenue.

Risks Related to Intellectual Property
Our ability to compete may decline if we do not adequately protect our proprietary rights.
Our commercial success depends, in part, on obtaining and maintaining proprietary rights to our and our licensors’ intellectual property estate, including with respect to our NBTXR3 product candidates, as well as successfully defending these rights against third-party challenges. We will only be able to protect our product candidates from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain and maintain patent protection for all aspects of our product candidates is uncertain due to a number of factors, including:
•we or, as the case may be, our licensors may not have been the first to invent the technology covered by our or their pending patent applications or issued patents;
•we cannot be certain that we or our licensors were the first to file patent applications covering our product candidates, including their compositions or methods of use, as patent applications in the United States and most other countries are confidential for a period of time after filing;
•others may independently develop identical, similar or alternative products or compositions or methods of use thereof;
•the disclosures in our or our licensors’ patent applications may not be sufficient to meet the statutory requirements for patentability and the plausibility case law requirements that may exist in certain jurisdictions;
•any or all of our or our licensors’ pending patent applications may not result in issued patents;
•we or our licensors may not seek or obtain patent protection in countries or jurisdictions that may eventually provide us a significant business opportunity;
•any patents issued to us or our licensors may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties, which may result in our or our licensors’ patent claims being narrowed, invalidated or held unenforceable;
•our compositions and methods may not be patentable;
•others may design around our or our licensors’ patent claims to produce competitive products that fall outside of the scope of our or our licensors’ patents; and
•others may identify prior art or other bases upon which to challenge and ultimately invalidate our or our licensors’ patents or otherwise render them unenforceable.
Even if we own, obtain or in-license patents covering our product candidates or compositions, we may still be barred from making, using and selling our product candidates or technologies because of the patent rights or other intellectual property rights of others. Others may have filed, and in the future may file, patent applications covering compositions, products or methods that are similar or identical to ours, which could materially affect our ability to successfully develop and, if approved, commercialize our product candidates. In addition, because patent applications can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that our product candidates or compositions may infringe. These patent applications, including intermediate documents, may have priority over patent applications filed by us or our licensors.
Obtaining and maintaining a patent portfolio entails significant expense. Part of such expense includes periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications due over the course of several stages of prosecuting patent applications, and over the lifetime of maintaining and enforcing issued patents. We may or may not choose to pursue or maintain protection for particular intellectual property in our portfolio. If we choose to forgo patent protection or to allow a patent application or patent to lapse purposefully or inadvertently, our future competitive position could suffer. We employ reputable law firms and other professionals to help us comply with the various procedural, documentary, fee payment and other similar provisions we are subject to and, in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules.
There are situations, however, in which failure to make certain payments or noncompliance with certain requirements in the patent prosecution and maintenance process can result in lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.
Legal action that may be required to enforce our patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation or transfer of ownership of our patents or a finding that they are unenforceable. We may or may not choose to pursue litigation or other actions against those that have infringed our patents, or have used them without authorization, due to the associated expense and time commitment of monitoring these activities. In addition, some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing or misappropriating or from successfully challenging or claiming ownership over our intellectual property rights. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
In addition to patent protection, because we operate in the highly technical field of nanotherapeutics, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective or sufficient.
In addition to contractual measures that we implement in our agreements with third-party service providers and in strategic licensing agreements, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not provide adequate protection for our proprietary information. For example, our security measures may not prevent an employee, consultant, or collaborator with authorized access from misappropriating our trade secrets and providing them to a competitor, and the recourse we have available against such misconduct may not provide an adequate or sufficiently swift remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Furthermore, our proprietary information may be independently developed or lawfully reverse-engineered by others in a manner that could prevent legal recourse by us.
We cannot guarantee that our trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to our trade secrets. If any of our confidential or proprietary information, including our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.
Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our competitive position.
The patent positions of biotechnology and nanotherapeutic companies and other actors in our fields of business can be highly uncertain and typically involve complex scientific, legal and factual analyses. In particular, the interpretation and breadth of claims allowed in some patents covering, for example, compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office, or USPTO, and foreign patent offices are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, narrowed or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post- grant review, inter partes review, or other administrative proceedings in the USPTO. Foreign patents as well may be subject to opposition or comparable proceedings in the corresponding foreign patent offices. Challenges to our patents and patent applications, if successful, may result in the denial of our patent applications or the loss or reduction in their scope. In addition, any interference, reexamination, post-grant review, inter partes review, opposition proceedings and other administrative proceedings may be costly and involve the diversion of significant management time. Accordingly, rights under any of our or our licensors’ patents may not provide us with sufficient protection against competitive products or processes and any loss, denial or reduction in scope of any such patents and patent applications may have a material adverse effect on our business.
Furthermore, even if not challenged, our patents and patent applications may not adequately protect our product candidates, including NBTXR3 or technology or prevent others from designing their products or technology to avoid being covered by our patent claims. If the breadth or strength of protection provided by the patents we own or license with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and could threaten our ability to successfully commercialize, our product candidates. Furthermore, for U.S. patent applications in which claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO in order to determine who was the first to invent any of the subject matter covered by such patent claims.
In addition, changes in, or different interpretations of, patent laws in the United States and other countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any notice or compensation to us, or may limit the scope of patent protection that we or our licensors are able to obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights.

If we fail to obtain and maintain patent protection and trade secret protection of our product candidates and technology, we could lose our competitive advantage and competition we face would increase, reducing any potential revenues and have a material adverse effect on our business.

The lives of our patents may not be sufficient to effectively protect our products and business.
Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective filing date.
Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Our issued patents and pending patent applications will expire on dates ranging from 2025 to 2041, subject to any patent extensions that may be available for such patents. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. In the EU, for patents related to authorized drug products, Supplementary Protection Certificates (SPCs) are available to extend a patent term for up to five years to compensate for patent protection lost during regulatory review. In the case our candidates’ products are registered as a medical device in a particular European country, we will not benefit from the supplementary patent protection afforded by an SPC in that country. Although all EU Member States must provide SPCs, SPCs must still be applied for and granted on a country-by-country basis and their protection is subject to exceptions. If we do not have sufficient patent life to protect our products, our business and results of operations will be adversely affected.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.
Filing, prosecuting and defending patents on our product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions.
Competitors may use our technologies in jurisdictions where we or our licensors do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where the ability to enforce our patent rights is not as strong as in the United States. These products may compete with our products and our intellectual property rights and such rights may not be effective or sufficient to prevent such competition.
The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Patent protection must be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries. In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, , and the requirements for patentability differ, in varying degrees, from country to country, and the laws of some foreign countries do not protect intellectual property rights, including trade secrets, to the same extent as federal and state laws of the United States. As a result, many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. Such issues may make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights. For example, many foreign countries, including the EU countries, have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Similarly, if our trade secrets are disclosed in a foreign jurisdiction, competitors worldwide could have access to our proprietary information and we may be without satisfactory recourse. Such disclosure could have a material adverse effect on our business. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.
Furthermore, proceedings to enforce our patent rights and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded to us, if any, may not be commercially meaningful, while the damages and other remedies we may be ordered to pay such third parties may be significant. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Third parties may assert rights to inventions we develop or otherwise regard as our own.
Third parties may in the future make claims challenging the inventorship or ownership of our or our licensors’ intellectual property. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our strategic licensing arrangements. These agreements provide that we must negotiate certain commercial rights with such collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the strategic arrangement. In some instances, there may not be adequate written provisions to clearly address the allocation of intellectual property rights that may arise from the respective strategic licensing arrangement. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator’s materials when required, or if disputes otherwise arise with respect to the intellectual property developed through the use of a collaborator’s samples, we may be limited in our ability to capitalize on the full market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or are in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and could interfere with our ability to capture the full commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property and associated products and technology, or may lose our rights in that intellectual property. Either outcome could have a material adverse effect on our business.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect our ability to develop and market our products.
We cannot guarantee that any of our patent searches or analyses, including but not limited to the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third party patent and pending application in the European countries, Japan, United States and abroad that is relevant to or necessary for the commercialization of our product candidates, including NBTXR3, in any jurisdiction.
The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history.
Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.
We currently employ, and may in the future employ, individuals who were previously employed or worked as an intern at universities or other biotechnology, biopharmaceutical or nanotherapeutic companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly, and an unfavorable outcome could harm our business.
There is significant litigation in the biopharmaceutical and biotechnology industry regarding patent and other intellectual property rights. Although we are not currently subject to any material pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others.
Our success will depend in part on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. Other parties may allege that our or our collaborators’ products or product candidates or the use of our or our collaborators’ technologies infringe, misappropriate or otherwise violate patent claims or other intellectual property rights held by them or that we or our collaborators are employing their proprietary technology without authorization.
If our development activities are found to infringe any such patents or other intellectual property rights, we may have to pay significant damages or seek licenses to such patents or other intellectual property. A patentee could prevent us from using the patented drugs or compositions. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights.
If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, regardless of whether we win or lose. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain.
Any legal action against us or our collaborators could lead to:
•payment of damages, potentially including treble or punitive damages if we are found to have willfully infringed a party’s patent rights;
•injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell products;
•our or our collaborators being required to obtain a license under third-party intellectual property, and such license may not be available on an exclusive basis, on commercially acceptable terms, or at all; or
•extensive discovery in which our confidential information could be compromised.
Any of these outcomes could have a material adverse impact on our cash position and financial condition and our ability to develop and commercialize our product candidates.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court.
If we or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering our product candidate, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Furthermore, third parties may petition courts for declarations of invalidity or unenforceability with respect to our patents or individual claims. If successful, such claims could narrow the scope of protection afforded our product candidates, including NBTXR3, and future products, if any. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

We may be unsuccessful in licensing or acquiring third-party intellectual property that may be required to develop and commercialize our product candidates.
We have rights, through patents that we own, to the intellectual property to develop our product candidates, including NBTXR3.

Because our programs may involve additional product candidates or improved formulations of existing product candidates, including NBTXR3, that may require the use of intellectual property or proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license or use such intellectual property and proprietary rights. We may be unable to acquire or in-license any third-party intellectual property or proprietary rights or to do so on commercially reasonable terms. For example, we sometimes collaborate with public or private academic institutions to accelerate our research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the strategic collaboration. Regardless of such option, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us, and the institution may license such intellectual property rights to third parties, potentially blocking our ability to pursue our development and commercialization plans. The same situation may occur with a present or future development partner.
The licensing and acquisition of third-party intellectual property and proprietary rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property and proprietary rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size and greater capital resources and development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license intellectual property and proprietary rights to us.
If we are unable to successfully acquire or in-license rights to required third-party intellectual property and proprietary rights or maintain our intellectual property and proprietary rights, we may have to cease development of the relevant the relevant program, product or product candidate, which could have a material adverse effect on our business.

If we fail to comply with our obligations in any agreements under which we may license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with any licensors, we could lose license rights that are important to our business.
We may, in the future, be a party to intellectual property license agreements that may be important to our business. Such future license agreements will impose, various diligence, milestone payment, royalty and other obligations on us. If in the future we were to fail to comply with our obligations under these agreements, or we were subject to a bankruptcy, our licensors may have the right to terminate the license, in which event we would not be able to market products or NBTXR3 covered by the license.
In addition, in the case we in-license intellectual property rights, disputes may arise regarding the payment of the royalties or other consideration due to licensors in connection with our exploitation of the rights we license from them. Licensors may contest the basis of payments we had retained and claim that we are obligated to make payments under a broader basis. In addition to the costs of any litigation we may face as a result, any legal action against us could increase our payment obligations under the respective agreement and require us to pay interest and potentially damages to such licensors.
In some cases, patent prosecution of an in-licensed technology is controlled solely by the licensor. If such licensor fails to obtain and maintain patent or other protection for the proprietary intellectual property we in-licensed from such licensor, we could lose our rights to such intellectual property or the exclusivity of such rights, and our competitors could market competing products using such intellectual property. In addition, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected products and NBTXR3, which could harm our business significantly. In other cases, for example we may control the prosecution of patents resulting from licensed technology. In the event we were to breach any of our obligations related to such prosecution, we could incur significant liability to our eventual licensing partners. We may also require the cooperation of our licensors to enforce any licensed patent rights, and such cooperation may not be provided. Moreover, we would have obligations under these license agreements, and any failure to satisfy those obligations could give our licensor the right to terminate the agreement. Termination of a necessary license agreement could have a material adverse impact on our business.
Disputes may arise regarding intellectual property subject to a licensing agreement, including:
•the scope of rights granted under the license agreement and other interpretation-related issues;
•the basis of royalties and other consideration due to our licensors;
•the extent to which our products, NBTXR3, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•the sublicensing of patent and other rights under our collaborative development relationships;
•our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
•the priority of invention of patented technology.
If disputes over intellectual property that we have licensed from third parties prevent or impair our ability to maintain any future licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected NBTXR3.

Risks Related to Human Capital Management
We depend on key management personnel and attracting and retaining other qualified personnel, and our business could be harmed if we lose key management personnel or cannot attract and retain other qualified personnel.
Our success depends to a significant degree upon the technical skills and continued service of certain members of our management team, including Laurent Levy, our co-founder and Chairman of the executive board of the Company. Although we have taken out and maintain “key person” insurance policies on the lives of Laurent Levy and the principal executives, and such individuals are also subject to a non-competition clause, the loss of the service of Laurent Levy or other key executive officers could nevertheless have a material adverse effect on us.
Our success also will depend upon our ability to attract and retain additional qualified management, regulatory, medical, and development executives and personnel. The failure to attract, integrate, motivate, and retain additional skilled and qualified personnel or to find suitable replacements upon departure (including due to movements in the price of the Company’s ordinary shares that are beyond our control and may significantly affect free shares and stock options granted to employees that vest over time) could have a material adverse effect on our business. We compete for such personnel against numerous companies, including companies with significantly greater financial resources than we possess. In addition, failure to successfully develop our product candidates, including NBTXR3, development may make it more challenging to recruit and retain qualified personnel.
In addition, the ability of our executive board’s authority to grant equity incentive instruments is subject to an approval of a two-thirds majority of the votes cast of our shareholders and any failure to reach such prerequisite would preclude the executive board from granting such equity awards. Further, the volatility in the price of our ordinary shares and its impact on the value of the free shares and stock options that are granted to employees may limit our ability to adequately incentivize current or new employees.
Risks Relating to Our Status as a Foreign Private Issuer or a French Company
Our By-laws and French corporate law contain provisions that may delay or discourage a takeover attempt and investments in the Company may be subject to prior governmental authorization under the French foreign investment control regime.
Over the past few years, the French government has strengthened its foreign investment control regime. Thus, as at the date of the Annual Report, any investment: by any non-European Union or non-European Economic Area’s investor that will result in the relevant investor (a) acquiring at least a 10% threshold of voting rights of the Company or (b) acquiring all or part of a business line of the Company where the Company is developing research and development activity related to biotechnology listed by the French Ministry of Economy as included in the critical technologies, is subject to the prior authorization of the French Ministry of Economy, which authorization may be conditioned on certain undertakings.
In such circumstances, the Company cannot guarantee that such investor will obtain the necessary authorization in due time. The authorization may also be granted subject to conditions that may deter a potential purchaser. The existence of such conditions to an investment in the Company could have a negative impact on the ability of the Company to raise the funds necessary to its development.
Similarly, certain existing investors could be subject to this control regime if regulatory thresholds are crossed due to the allocation of double voting rights in their favor. Provisions contained in our By-laws and French corporate law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of French law and our By-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:
•a merger (i.e., in a French law context, a stock-for-stock exchange after which our company would be dissolved without being liquidated into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes cast of the shareholders present, represented by proxy or voting by mail at the relevant meeting;
•a merger of our company into a company incorporated outside of the European Union would require the unanimous approval of our shareholders;
•under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
•our shareholders have granted and may in the future grant to our executive board broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, which could be used as a possible defense following the launching of a tender offer for our shares;
•our shareholders may have been granted with preferential subscription rights proportional to their shareholding in our company on the issuance by us of any additional shares or securities giving the right, immediately or in the future, to new shares for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;
•our shares take the form of bearer securities or registered securities, if applicable legislation so permits, according to the shareholder’s choice. Issued shares are registered in individual accounts opened by us or any authorized intermediary (depending on the form of such shares), in the name of each shareholder and kept according to the terms and conditions laid down by the legal and regulatory provisions;
•approval of at least a majority of the votes cast of the shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove supervisory board member with or without cause;
•advance notice is required for nominations to the supervisory board or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a supervisory board member can be proposed at any shareholders’ meeting without notice;
•transfers of shares shall comply with applicable insider trading rules; and
•in the event where certain ownership thresholds would be crossed, a number of disclosures should be made by the relevant shareholder in addition to other certain obligations; more specifically, according to French legal and regulatory provisions, insofar the Company is a publicly-listed company into a regulated stock exchange, shareholders must make a declaration to us and to the French financial regulatory AMF no later than the fourth trading day after such shareholder crosses the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 33.33%, 50%, 66.66%, 90% and 95%. The above obligations of declaration apply when crossing each of the above-mentioned thresholds in an upward or downward direction. Furthermore, and subject to certain exemptions, any shareholder crossing, alone or acting in concert, the 50% threshold must file a mandatory public tender offer.

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.
We are a French company with limited liability. Our corporate affairs are governed by our By-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board (whether supervisory or executive board members) are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board of directors is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders.

French law may limit the amount of dividends we are able to distribute, and we do not currently intend to pay dividends.
We have never declared or paid any cash dividends on our share capital and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, holders of our ordinary shares and ADSs are not likely to receive any dividends for the foreseeable future and any increase in value will depend solely upon any future appreciation. Consequently, holders of our equity securities may need to sell all or part of their holdings after price appreciation, which may never occur, as the only way to realize any future gains.
Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with standard applicable in France. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

Our failure to maintain certain tax benefits applicable to French technology companies may adversely affect our results of operations.
As a French biotechnology company, we have benefited from certain tax advantages, including the French research tax credit (Crédit d’Impôt Recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period (or, sooner, in certain cases). The CIR is calculated based on our claimed amount of eligible research and development expenditures in France. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit, in accordance with the French tax code (code general des impôts) and the relevant official guidelines.
Furthermore, if the French Parliament decides to eliminate, modify, or reduce the scope of the CIR benefit, which it could decide to do at any time, our results of operations could be adversely affected.

Future use of tax loss carryforwards could be called into question.
Tax losses in France (i) can be carried forward for an unlimited period of time to be computed against any upcoming benefit-making result, being noted that (ii) such computation is capped annually at €1 million, plus 50% of the portion of profits in excess of that limit. The unused loss balance can be carried forward to upcoming periods under the same conditions.
It is possible that, due to upcoming changes in corporate taxation in France, in the United States, or in any other relevant country, previous tax loss carryforwards to future revenues are called into question, in part or in whole, or, if it is not already the case, limited in time. In addition, tax losses would in principle be voided if ever the Company undertakes a “change of activity” under the meaning of French tax law, defined as any addition, cessation or transfer of an activity resulting in a variation of (i) the turnover or (ii) the average number of employees and the gross amount of the Company’s fixed assets, of more than 50% (in the fiscal year of its occurrence or in the following fiscal year, compared to the fiscal year preceding that of such addition, cessation or transfer).

We may be exposed to significant foreign exchange risk, which may adversely affect our financial condition, results of operations and cash flows.
We incur portions of our expenses and may in the future derive revenues in currencies other than the euro, including, in particular, the U.S. dollar.
As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. We currently do not engage in hedging transactions to minimize the impact of uncertainty in future exchange rates on cash flows. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

Although not free from doubt, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022. However, we cannot assure you that we will not be classified as a PFIC for the taxable year ending December 31, 2023 or any future taxable year, which may result in adverse U.S. federal income tax consequences to U.S. holders.
A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022. Because certain aspects of the PFIC rules are not entirely certain and because this determination is dependent upon a number of factors, there can be no assurance that we were not a PFIC for such taxable year or that the IRS will agree with any position we take regarding our PFIC status.

Further, no assurances may be given at this time as to our PFIC status for the current or future taxable years. The determination of PFIC status is fact-specific, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). It is possible that we could be classified as a PFIC for the taxable year ending December 31, 2023 or future taxable years due to changes in the composition of our assets or income, as well as changes to the market value of our assets. If we are a PFIC for any taxable year during which a U.S. holder holds ADSs, the U.S. holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition of the ADSs as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Each U.S. holder is strongly urged to consult its tax advisor regarding these issues and any available elections to mitigate such tax consequences.

As a foreign private issuer under U.S. Securities law, we are exempt from a number of rules under the U.S. securities laws and we follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance standards.
We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. Accordingly, there may be less publicly available information concerning our company than there would be if we were a U.S. domestic issuer.
Further, as a foreign private issuer that is listed on the Nasdaq Global Market, we are subject to Nasdaq’s corporate governance standards. However, Nasdaq rules provide that foreign private issuers are permitted to follow home-country corporate governance practices in lieu of Nasdaq’s corporate governance standards as long as notification is provided to Nasdaq of the intention to take advantage of such exemptions. As a result, our shareholders may be afforded less protection than they otherwise would have under Nasdaq’s corporate governance standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
Based on our determination made on June 30, 2022 (the last business day of our most recently completed semester), we qualify as a foreign private issuer. The next determination as to foreign private issuer status will be made on June 30, 2023.
We may lose our foreign private issuer status if, as of the relevant determination date, more than 50% of our securities are held by U.S. residents and (i) more than 50% of our executive officers or more than 50% of the members of our board of directors are residents or citizens of the United States, (ii) more than 50% of our assets are located in the United States, or (iii) our business is principally administered within the United States.
As of June 30, 2022, approximately 87% of our outstanding ordinary shares (including in the form of ADSs) were held by persons who were not U.S. residents.
The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic public company would be significantly more than the costs we currently incur as a foreign private issuer.

The Company’s dual listing shares requires the implementation of costly and complex compliance procedures.
Due to the listing of our shares, in the form of ADSs, in the United States on the NASDAQ Global Select Market, the Company is subject to a number of additional laws, rules and regulations, including the Securities Exchange Act and the reporting requirements thereunder, the Sarbanes-Oxley Act, the NASDAQ corporate governance requirements and other applicable securities laws, rules and regulations.
Compliance with these laws, rules and regulations requires the implementation of costly and complex compliance procedures that increases our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, increase demand on our systems and resources and may divert the management’s attention from the Group’s other concerns.
In addition, the dual listing of the Company’s shares on the regulated market of Euronext in Paris and on the NASDAQ Global Select Market in the United States requires compliance with both regulations and thus entails an increase in the legal requirements applicable to the Group, particularly in terms of disclosures of regulated information. The Company may not be able to ensure an equivalent level of disclosure in the information disclosed and published on the two stock exchanges. This may lead to uncertainty as to the determination of the applicable rules and regulations and increase costs related, in particular, to the implementation of good disclosure and corporate governance practices.
Legal actions may be initiated by competitors or third parties on the basis of the regulated information. In addition to the costs and consequences of the Group’s potential loss of the legal actions, the legal proceedings themselves and the time and resources required to address them may force the Group to divert significant resources that would have been allocated to its business.

Risks Related to Ownership of Our ADSs
Holders of our ADSs do not directly hold our ordinary shares.
Holders of ADSs are not treated as one of our shareholders and do not have ordinary shareholder rights. French law governs shareholder rights.
The depositary, through the custodian or the custodian’s nominee, is the holder of the ordinary shares underlying all ADSs. Holders of ADSs have only ADS holder rights. Among other things, ADS holder rights do not provide for double voting rights, which otherwise would be available to holders of ordinary shares held in a shareholders’ name for a period of at least two years. The deposit agreement among us, the depositary and purchasers of ADSs in the U.S. offering, as an ADS holder, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of us and the depositary.
Holders of our ADSs may not be able to exercise their right to vote the ordinary shares underlying such ADSs.
Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement and not as a direct shareholder. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us and (ii) a statement as to the manner in which instructions may be given by the holders.
Holders of ADSs may instruct the depositary of the ADSs to vote the ordinary shares underlying such ADSs. Otherwise, holders of our ADSs will not be able to exercise their right to vote, unless they withdraw the ordinary shares underlying such ADSs. However, holders of our ADSs may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for instructions, the depositary, upon timely notice from us, will notify holders of our ADSs of the upcoming vote and arrange to deliver our voting materials to such holders. We cannot guarantee that holders of our ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote such ordinary shares or to withdraw such ordinary shares so as to vote them directly. If the depositary does not receive timely voting instructions from holders of our ADSs, it may give a proxy to a person designated by us to vote the ordinary shares underlying such ADSs in accordance with the recommendation of our board of directors. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of our ADSs may not be able to exercise their right to vote, and there may be nothing such holders can do if the ordinary shares underlying such ADSs are not voted as requested.
The right of holders of our ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to holders of ADSs.
According to French law, if we issue additional shares or securities for cash, current shareholders will have preferential subscription rights for these securities proportionally to their shareholding unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, our ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement for our ADSs provides that the depositary will not make rights available to holders of our ADSs unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings and may receive no value for these rights.

Holders of our ADSs may be subject to limitations on the transfer of such ADSs and the withdrawal of the underlying ordinary shares.
ADSs, which may be evidenced by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to an ADS holders’ right to cancel such ADSs and withdraw the underlying ordinary shares.
Temporary delays in the cancellation of such ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, holders of our ADSs may not be able to cancel such ADSs and withdraw the underlying ordinary shares when such holders owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.
The market price for our ADSs may be volatile or may decline regardless of our operating performance.
The trading price of the ADSs has fluctuated, and is likely to continue to fluctuate, substantially. Since the ADSs were sold in our initial public offering in December 2020 at a price of $13.50 per share, the price per ADS has ranged as low as $2.32 and as high as $19.68 through April 24, 2023. The market price of the ADSs may fluctuate significantly in response to numerous factors, including those described in this “Risk Factors” section, many of which are beyond our control. The market price and demand for our ADSs may also fluctuate substantially, regardless of our actual operating performance, which may limit or prevent holders from readily selling their ADSs and may otherwise negatively affect the liquidity of our capital shares. Pharmaceutical, biotechnology and nanomedicine companies, in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.
Share ownership is concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise substantial influence on us.
Our executive officers, directors and current 5% or greater shareholders beneficially own approximately 22.0% of our ordinary shares outstanding (including those underlying our ADSs, but excluding shares that may be acquired upon exercise of stock options or warrants) as of December 31, 2022. As a result, these shareholders have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. These shareholders may be able to take corporate action even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.
Lastly, If our existing shareholders sell, or indicate an intent to sell, substantial amounts of their ordinary shares or ADSs, the trading price of our ADSs and ordinary shares could decline significantly. Such secondary sales may also impair our ability to raise capital through the sale of additional equity securities.
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
We cannot predict if investors will find our ADSs less attractive because we rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) December 31, 2025; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. Once we cease to be an emerging growth company, we may continue to avail ourselves of the accommodations available to us as a foreign private issuer for as long as we qualify.

ITEM 4.    INFORMATION ON THE COMPANY

A. History and Development of the Company
Our legal and commercial name is Nanobiotix S.A. We were incorporated as a société anonyme under the laws of the French Republic on March 4, 2003 for a period of 99 years. We are registered at the Paris Registre du Commerce et des Sociétés under the number 447 521 600. Our principal executive offices are located at 60, rue de Wattignies, 75012 Paris, France, and our telephone number is +33 1 40 26 04 70. Our agent for service of process in the United States is our U.S. subsidiary, Nanobiotix Corporation, located at 245 Main Street, Cambridge, Massachusetts 02142. Our ordinary shares began trading on the regulated market of Euronext in Paris in October 2012. Our ADSs began trading on the Nasdaq Global Select Market on December 11, 2020.
We were founded as a spin-off from the State University of New York, Buffalo in 2003. Team members at Nanobiotix, including our founder, Laurent Levy, have nearly two decades of experience developing Nanobiotix’s technology and we believe we are a pioneer and leader in the field of nanomedicine. We have built an integrated, multidisciplinary team that combines expertise in physics, biology and medicine. Our corporate headquarters and manufacturing facilities are located in Paris, France, with U.S. operations in Cambridge, Massachusetts.
Our capital expenditures and additions to intangible assets for the years ended December 31, 2020, 2021 and 2022 together amounted to €0.08 million, €1.6 million and €0.5 million, respectively. These expenditures primarily consisted of the manufacturing line implementation and offices expansion. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2023 to be financed from our cash and cash equivalents on hand as well as potential capital under our 2022 Equity Finance Line. Primarily, these capital expenditures will be made in France, where our research and development facilities are currently located.
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

B. Business Overview
Overview
We are a late-stage clinical biotechnology company focused on developing first-in-class, physics-based product candidates that use our proprietary nanotechnology to seek to improve treatment outcomes for millions of patients around the world. Our lead product candidate, NBTXR3, is designed to improve local control of solid tumor by increasing the tumor-killing effect of radiotherapy without increasing damage to surrounding healthy tissues, and to improve systemic control through its potential immune priming effect subsequent to the physical destruction caused by the physics-based mechanism of action (MoA). Through this approach we are advancing a strategy that initially aims to build a potentially industry-leading head and neck cancer treatment franchise powered by NBTXR3, and then to scale the franchise approach to other solid tumor indications.
Potential first-in-class radioenhancer NBTXR3 is an aqueous suspension of functionalized, crystalline hafnium oxide nanoparticles designed for injection directly into a malignant tumor and is activated by radiotherapy. When exposed to ionizing radiation, NBTXR3 increases the localized dose of radiotherapy delivered to the tumor cells where it is present, significantly increasing tumor cell death without increasing the dose in surrounding healthy tissues. Subsequent to the physical cellular destruction caused by radiotherapy-activated NBTXR3, the product candidate may also prime adaptive immune response and create long-term anti-cancer memory. Given the physics-based MoA, we believe that NBTXR3 could be developed as a tumor-agnostic treatment targeting all solid tumors that are treated with radiotherapy and across therapeutic combinations, including immune checkpoints inhibitors.
Radiotherapy, also called radiation therapy (RT), involves the use of X-rays or other high-energy particles or rays to kill cancer cells in tumors. It is among the most common cancer treatments, both as a standalone therapy and in combination with surgery, chemotherapy or biological therapies. In developed countries with access to radiotherapy, approximately 60% of all cancer patients will receive radiotherapy at least once, either alone or as a part of a more complex treatment protocol. Nevertheless, many of these patients still die from the progression of their cancer because, among other reasons, they are not able to receive a high enough radiation dose to completely destroy their tumor without resulting in an unacceptable level of damage to surrounding healthy tissues. We believe that by mitigating these limitations, NBTXR3 may improve the survival rate and quality of life for cancer patients.
Our pioneering approach uses nanophysics to bring a physics-based MoA that destroys cancer cells. Unlike traditional targeted therapies or biologics, NBTXR3 has a broadly applicable mechanism of action that we believe to have the potential to be used in the treatment of all solid tumor types in conjunction with radiotherapy. The nanoparticles have a high electron density, which allows a tumor that contains NBTXR3 to absorb more energy than could otherwise be absorbed by the cancer cells alone. This controlled concentration of energy leads to greater localized cancer cell destruction. When exposure to radiation ceases, the nanoparticles return to their inactive, inert state. However, the subsequent effect of improved physical cell destruction may allow for a greater exposition of tumor antigens in the microenvironment. Preclinical data and early data from our ongoing clinical studies both suggest that RT-activated NBTXR3 may allow for the priming of the immune system. This priming effect, if validated through further clinical testing, may be due to the activation of complex causal mechanisms, referred to as pleiotropic biological pathways, and increased exposition of antigens resulting in the activation of a patient’s own immune cells to destroy cancer cells in the body. We believe that NBTXR3’s novel MoA and effect, when activated, on the tumor microenvironment could enable better local control of tumors and may potentially enhance systemic control of tumors.
We believe that NBTXR3’s MoA could improve outcomes for patient populations across all solid tumors that may be treated with radiotherapy alone or in combination with other therapeutic agents. Consistent with the Company’s strategic priorities, we intend to focus our resources on building a comprehensive treatment franchise across head and neck cancer indications where radiotherapy is a part of the treatment protocol. It has been estimated that 74% of head and neck cancer patients will receive radiotherapy treatment, making this patient population a significant market opportunity for NBTXR3. Moreover, the Company believes this model can be replicated across any solid tumor indication treated by radiotherapy that can be injected with NBTXR3, further expanding the market opportunity of NBTXR3.
In addition, we believe NBTXR3 could bring new opportunities to patients with cancers that cannot currently be treated with radiotherapy because of the radiosensitivity, or other characteristics, of the tissues near the tumor. The three most advanced indications for which we have announced positive clinical trial results are locally advanced STS of the extremity or the trunk wall, locally advanced head and neck cancers (for which the FDA has granted Fast Track designation for the treatment of patients ineligible for platinum-based chemotherapies, the patient population for our global Phase 3 clinical trial) and liver cancers.
We achieved a major proof-of-concept milestone for NBTXR3 with the completion of our randomized, controlled Phase 2/3 clinical trial in the EU for the treatment of patients with locally advanced STS of the extremities and trunk wall. Our Phase 2/3 clinical trial achieved its primary endpoint showing approximately twice as many STS patients who received NBTXR3 activated by radiotherapy achieved a pathological complete response, which is defined as less than 5% residual viable cancer cells in the tumor, compared to patients who received radiotherapy alone. This difference was statistically significant and served as the basis to obtain the right to legally commercialize the product in the EU. In April 2019, we completed the regulatory process for the CE mark of NBTXR3, thereby allowing the product to be commercialized in the 27 EU countries for the treatment of locally advanced STS of the extremity and trunk wall under the brand name, Hensify®.
We are currently prioritizing the development of NBTXR3 in the United States and the EU for the treatment of head and neck cancers, including locally-advanced as well as recurrent and/or metastatic (R/M) disease. Our most advanced program is designed to enhance outcomes for patients with locally advanced head and neck cancers ineligible for chemotherapy, which we believe presents a significant opportunity for NBTXR3 because of the high incidence of these cancers and the high unmet medical need for such patients. More than half of locally advanced head and neck cancers include large primary tumors which may invade underlying structures, spread to regional nodes or both. Moreover, median overall survival is approximately 12-13 months in elderly patients with head and neck squamous cell carcinoma (HNSCC) treated with radiotherapy alone. Further, because treatment of locally advanced forms of head and neck cancer ordinarily requires aggressive, concerted measures, the subpopulation of elderly patients generally suffers from limited therapeutic options. Accordingly, we believe NBTXR3 could represent a significant benefit for this patient population with the potential to extend survival and improve quality of life.
In 2019, we concluded an initial dose escalation phase of Study 102, our Phase 1 clinical trial in frail or elderly patients with locally advanced head and neck cancers who are ineligible for cisplatin or intolerant to cetuximab, a patient population that is typically treated with radiotherapy alone. A review of preliminary data as of the February 22, 2022 cut-off date from Expansion Study 102 shows median overall survival (mOS) of 23 months in evaluable patients (n=44) demonstrating continued improvement relative to the analysis presented at ASTRO 21 and consistent with data reported from the dose escalation phase of Study 102. See “Our Clinical Programs—Locally advanced head and neck cancers—Phase 1 (“Study 102 Escalation”) and Phase 1 Expansion (“Study 102 Expansion”) Trial” below.
We are conducting NANORAY-312, a global randomized open-label Phase 3 clinical trial evaluating RT-activated NBTXR3 with or without cetuximab, for the treatment of elderly patients with locally advanced HNSCC who are not eligible for platinum-based chemotherapy. The first patient of the study was randomized in January 2022, with sites now active in the United States, Europe and Asia. The trial is expected to enroll approximately 500 patients. The trial, which has been designated by the FDA as a Fast Track development program in 2020 is being conducted with our partner Lian Oncology Limited (“LianBio”). LianBio has committed to enrolling 100 patients in their licensed territories in Asia for participation in the study.
Alongside our NBTXR3 development program in locally advanced head and neck cancer, we are also pursuing a robust development program to study the use of RT-activated NBTXR3 followed by immune checkpoint inhibitors across several solid tumor indications. In recent years, significant attention has been focused on the potential of immuno-oncology treatments, and in particular, checkpoint inhibitors. Checkpoint inhibitors are a type of immunotherapy that function to block proteins that stop the immune system from attacking cancer cells. In doing so, they enable the patient’s T cells to recognize cancer cells that would otherwise be invisible to immune attack.

However, many tumors exhibit little or no response to checkpoint inhibition (these tumors are referred to as “cold” tumors). Our preclinical and early clinical results suggest that NBTXR3 plus radiotherapy may stimulate an immune response, thereby rendering otherwise cold tumors more prone to recognition by the patient’s immune system (making them “hot tumors”) and therefore potentially more responsive to I-O treatments such as checkpoint inhibitors. Initially, we intend to leverage the data collected pursuant to our I-O Program to advance treatment for patients with R/M HNSCC that is resistant to prior immunotherapy.
As part of our checkpoint inhibitor combination development program, we are conducting Study 1100, a multi-cohort Phase 1 trial for NBTXR3 activated by radiotherapy followed by anti-PD-1 checkpoint inhibitors nivolumab (Opdivo) or pembrolizumab (Keytruda) in patients with R/M HNSCC or with soft tissue, lung or liver metastases from any primary cancer that is eligible for anti-PD-1 therapy. We presented updated clinical results from Study 1100 at SITC’s Annual Meeting in November 2022. We believe that these early results suggest that NBTXR3 has the potential to increase the proportion of patients that respond to immune checkpoint inhibitors, and we have commenced initial discussions with regulatory authorities regarding the potential registration pathway, for this immunotherapy combination for patients with R/M HNSCC that is resistant to prior immunotherapy. In early 2022, we amended the Study 1100 protocol to add an expansion phase in three cohorts, including two cohorts focused on R/M HNSCC patients that are either naïve to anti-PD-(L)-1 therapy or resistant to prior anti-PD-(L)-1 therapy and combining other eligible patients with lung and/or liver and/or soft tissues metastases from anti-PD-(L)-1 resistant advanced cancers into a third cohort. See “Our Clinical Programs—I-O Program— R/M HNSCC and lung, liver or soft tissue metastases from any primary tumor—Multi-Cohort Phase 1 Trial (“Study 1100”)” below.
As of December 31, 2022, NBTXR3 has been administered to approximately 300+ patients. Given Nanobiotix’s focus areas, and balanced against the scalable potential of NBTXR3, we have engaged in a strategic collaboration strategy with large and reputable partners to expand development of the product candidate in parallel with our priority development pathways, as discussed under the caption “—NBTXR3 Development Pipeline” below. In 2018 we entered into a broad, comprehensive clinical research collaboration with MD Anderson to sponsor several Phase 1 and Phase 2 studies in the United States to evaluate NBTXR3 across tumor types and therapeutic combinations, with a total of approximately 312 patients expected to be enrolled across these clinical trials. Four clinical trials under this collaboration—a Phase 1 study in patients with locally advanced or borderline resectable pancreatic cancer, a Phase 1 study in patients with esophageal cancer, a Phase 1 study in patients with non-small cell lung cancer and a Phase 2 study in patients with head and neck cancer in combination with anti-PD-1—have commenced enrollment. In May 2021, we entered into a collaboration agreement with LianBio to develop and commercialize NBTXR3 in key countries in Asia, including Mainland China, Taiwan and South Korea, pursuant to which LianBio has undertaken to contribute to enrollment in up to five global registrational studies for NBTXR3, beginning with NANORAY-312.
We were founded as a spin-off from the State University of New York, Buffalo, in 2003. Team members at Nanobiotix, including our founder, Laurent Levy, have nearly two decades of experience developing Nanobiotix’s technology and we believe Nanobiotix to be a pioneer and leader in the field of nanomedicine. We have built an integrated, multidisciplinary team that combines expertise in physics, biology, chemistry and medicine as well as operations and corporate finance. We believe that this unique expertise will allow us to expand our product pipeline and to advance the development of our product candidates, either on our own or in collaboration with third parties. Our corporate headquarters and manufacturing facilities are located in Paris, France, with U.S. operations in Cambridge, Massachusetts.

NBTXR3 Development Pipeline
As a result of nearly two decades of experience developing our technology, and our broad collaboration with MD Anderson, we have a robust development pipeline. The chart below highlights ongoing and planned clinical trials portfolio, including those that are under Nanobiotix’s collaboration with MD Anderson. Nanobiotix is currently in discussions with MD Anderson to determine the indications for the remaining trials. Additional detail regarding Nanobiotix’s most advanced clinical trials is provided under the section “Our Clinical Programs”

(1)
NANORAY-312, a global Phase 3 clinical trial with NBTXR3 for elderly patients with locally-advanced head and neck cancer who are ineligible for platinum-based chemotherapy. NBTXR3 for the treatment of locally advanced head and neck cancers received Fast Track designation from the FDA in February 2020.

(2)	LianBio has been granted development and commercialization rights for NBTXR3 in key countries in Asia.
(3)	NBTXR3 activated by radiotherapy.
(4)
Phase 1/2 study conducted in Asia by former partner, PharmaEngine. In conjunction with the termination of the license and collaboration agreement, PharmaEngine implemented the early termination and wind-down of the Phase 1 of this clinical trial in accordance with good clinical practice guidelines. The trial was deemed completed when all enrolled patients reached “end-of-study” and PharmaEngine issued a final study report. See “Item 4 - PharmaEngine Trials” of this Annual Report for additional details.

(5)
Phase 1/2 study conducted in Asia by former partner, PharmaEngine. In conjunction with the termination of the license and collaboration agreement, PharmaEngine implemented the early termination and wind-down of the Phase 2 of this clinical trial in accordance with good clinical practice guidelines. The trial was deemed completed when all enrolled patients reached “end-of-study” and PharmaEngine issued a final study report. See “Item 4 - PharmaEngine Trials” of this Annual Report for additional details.

Our Strategy
The goal of Nanobiotix is to become a leader in the biotechnology industry using an approach that leverages the universal principles of physics to deliver nanoparticle-based therapies designed for broad application across solid tumors. Based on its proprietary, physics-based properties and its administration via intratumoral injection, we believe that NBTXR3 could improve local control alone or in combination with other treatment modalities in any indication where radiotherapy is a part of the treatment regimen. Due to the potential immune priming effect we have observed subsequent to the physical tumor destruction caused by radiotherapy-activated NBTXR3, we also believe that systemic treatment outcomes could be improved by expanding the benefits of immune checkpoint inhibitors to more patients. Ultimately, our aim is to integrate NBTXR3 vertically within solid tumor indications, starting with head and neck cancer, and then scale horizontally across solid tumor indications, revolutionizing the treatment of cancer for millions of patients around the world. The key elements of this strategy include:
•Complete the development of, and satisfy applicable EU and US regulatory requirements for NBTXR3 for the treatment of locally advanced head and neck cancers. Based on encouraging results from Study 102 Escalation, Nanobiotix is conducting Study 102 Expansion to collect additional preliminary efficacy data. See “Our Clinical Programs—Locally advanced head and neck cancers—Phase 1 (“Study 102 Escalation”) and Phase 1 Expansion (“Study 102 Expansion”) Trial” below for information regarding preliminary clinical results for Study 102. In addition, we commenced NANORAY-312, a global Phase 3 clinical trial for elderly patients with locally advanced head and neck squamous cell carcinoma who are ineligible for platinum-based chemotherapy, randomizing the first patient in January 2022. In the United States, NBTXR3, classified as a drug, was granted Fast Track designation from the FDA in February 2020 for the treatment of locally advanced head and neck cancers, which Nanobiotix believes could allow for expedited clinical development. See “Our Clinical Programs—Locally advanced head and neck cancers—Phase 3 Registration Trial (“NANORAY-312”)” below for information regarding our NANORAY-312 Trial.
•Establish a second registration program in head and neck cancer leveraging I-O combination data to advance treatment for patients with R/M HNSCC that is resistant to prior immunotherapy. Nanobiotix is conducting, and continues to further develop a global I-O development program to explore the use of RT-activated NBTXR3 as a complement to immune checkpoint inhibitors across several solid tumor indications. In preclinical and clinical studies, RT-activated NBTXR3 followed by immune checkpoint inhibitors demonstrated potential to convert checkpoint inhibitor non-responders into responders, provide better local and systemic control and increase survival. Nanobiotix is conducting Study 1100, a Phase 1 multi-cohort trial of RT-activated NBTXR3 followed by anti-PD-1 checkpoint inhibitors in patients with LRR or R/M HNSCC or with soft tissue, lung or liver metastases from any primary cancer eligible for anti-PD-1 therapy. Nanobiotix believes that preliminary clinical results suggest that NBTXR3 could benefit this patient population with the potential to increase the proportion of patients that respond to immune checkpoint inhibitors, and discussions have been initiated with regulatory authorities regarding the potential registration pathway for this immunotherapy combination for patients with R/M HNSCC that is resistant to prior immunotherapy. See “Our Clinical Programs—I-O Program— R/M HNSCC and lung, liver or soft tissue metastases from any primary tumor— Multi-Cohort Phase 1 Trial (“Study 1100”)” below for information regarding Study 1100.
•Expand the opportunity for NBTXR3 by replicating our head and neck cancer development program in additional solid tumor indications. Nanobiotix believes that NBTXR3’s physical mode of action could make it broadly applicable across a multitude of solid tumor indications. In addition to head and neck cancers, Nanobiotix intends to continue to develop and pursue NBTXR3 for other indications, and has already gathered data from clinical trials in liver cancers in the EU, prostate cancer in the United States, and rectal cancer in Taiwan. In December 2018 Nanobiotix entered into a collaboration with MD Anderson as part of which Nanobiotix is currently conducting four clinical trials in the United States to evaluate RT-activated NBTXR3, either alone or in further combination with immuno-therapies or chemotherapies, across several cancer types. If Nanobiotix is able to demonstrate the applicability of NBTXR3 to solid tumor cancers in its current and planned clinical trials, Nanobiotix believes it would be able to increase the addressable patient population of NBTXR3 to encompass a significant portion of the patients who receive radiotherapy as part of their solid tumor cancer treatment.
•Build an effective clinical development program and establish a global commercial infrastructure for NBTXR3. Nanobiotix has conducted clinical trials involving multiple therapeutic areas throughout the United States and the EU. In addition, Nanobiotix’s global medical science liaison team has consulted closely with a number of physicians, hospitals, clinics, and cancer treatment centers in the United States and key European markets to better understand their needs as clinicians and institutions and to tailor NBTXR3 accordingly. Nanobiotix plans to focus our commercialization and marketing efforts for NBTXR3 in Europe and the United States, subject to the grant of any marketing authorization by, among others, health regulatory agencies. Nanobiotix has entered into an agreement with LianBio for the development and potential commercialization of NBTXR3 in key countries in Asia. Nanobiotix retains development and commercialization rights to NBTXR3 in all other geographies, and may develop and commercialize NBTXR3 in other specific regions, independently or through collaboration agreements.

1.3.2.Current cancer treatment options and limitations
In general, there are four major cancer treatment modalities: surgery, radiotherapy, chemotherapy and targeted therapies (in which drugs target specific molecules of the tumor tissue). These treatments may be used individually or in combination with one another.
Surgery remains the primary method for the eradication of solid cancers that are discovered at an early stage. Surgery aims to remove not only the tumor, but also a ring of surrounding healthy tissues (referred to as the surgical margin), to try to ensure that all cancer cells are removed. Surgery may not be a viable option based on a patient’s health or the characteristics of the patient’s cancer. For example, when a patient’s cancer has spread, or metastasized, surgery alone may not be adequate to remove the cancer. When surgery is an option, it is often combined with radiotherapy or chemotherapy either before the surgery, in an effort to try to reduce the size of the tumor so that it is easier to remove with clean margins, or after the surgery, in an effort to eliminate residual cancer cells.
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
Radiotherapy is typically measured in gray (‘‘Gy’’), a unit of ionizing radiation dose with one Gy representing the absorption of one joule of energy per kilogram. In developed countries with access to radiotherapy, approximately 60%2 of all cancer patients will receive radiotherapy at least once, either alone or as a part of the more complex treatment protocol.
2 Morris ZS, Harari PM. Interaction of radiation therapy with molecular targeted agents. J Clin Oncol. 2014 Sep 10;32(26):2886-93. doi: 10.1200/JCO.2014.55.1366. Epub 2014 Aug 11. PMID: 25113770; PMCID: PMC4152717.
INTERNATIONAL ATOMIC ENERGY AGENCY, Radiotherapy in Cancer Care: Facing the Global Challenge, Non-serial Publications , IAEA, Vienna (2017)

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
In addition, the I-O treatment approach has emerged as an option for cancer treatment. The I-O treatment approach is a relatively new approach to fighting cancer that does not only directly target the tumor, but also aims to stimulate and activate the patient’s own immune system, allowing it to recognize cancer cells and destroy them. I-O treatments have demonstrated efficacy broadly in the treatment of many types of cancer, including among others leukemia, melanoma, lung cancer, prostate cancer, skin cancer, cancer of the digestive system, gynecological cancers and renal cancer. However, not all patients may benefit from I-O therapy. I-O therapy may be ineffective when a patient’s tumor is “cold”, meaning that the cancer either has not been recognized or has not provoked a strong enough response by the patient’s immune system. The challenge remains to find new ways to turn a cold tumor into a hot tumor—one that will be responsive to I-O treatment approaches.

NBTXR3: Addressing the challenges of radiotherapy and I-O
We have designed NBTXR3 to address limitations inherent in radiotherapy, either alone or in combination with other treatment approaches:
•By amplifying the intratumor killing effect of the radiation dose within cancer cells, NBTXR3 is designed to give a radiation treatment dose greater efficacy.
•By intensifying the localized radiation dose within the tumor, NBTXR3 is designed to enhance the efficacy of radiotherapy without resulting in additional toxicities on the surrounding healthy tissues.
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
NBTXR3 Nanoparticles Amplifying the Effect of Radiation

Mechanism of Action of NBTXR3 nanoparticles
During radiotherapy, the interaction between the radiation and the targeted cell molecules ionizes atoms, freeing electrons from the orbit of the atoms. These electrons dissipate their energy in multiple interactions with surrounding molecules, producing free radicals, which are highly reactive ionized molecules in the cell. These free radicals are primarily responsible for the effectiveness of radiotherapy in causing DNA damage, ultimately leading to cell death.
The MoA of NBTXR3 nanoparticles can be described in four stages:
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
Stage 4: Immune Activation
In our preclinical studies and our early clinical data, the treatment using radiation-activated nanoparticles has also been observed to trigger destruction of metastatic cells due to the activation of the immune system. Based on these observations we believe that our nanoparticles may prime the body’s immune response, rendering tumors more prone to recognition by a patient’s immune system. In the illustration below, clusters of NBTXR3 nanoparticles are injected into the cell and, when activated by radiotherapy, cause destruction of cancer cells due to the high energy absorption. This destruction may include structural damage, DNA damage, stress to the cells, immunogenic cell death (a specific form of cell death related to the immune system) and cGAS-STING pathway activation (an immune sensing mechanism). This results in both direct cell death and activation of dendritic cells. Once activated, the dendritic cells trigger lymphocyte activation (including cytotoxic T cells). This activation of lymphocytes has the effect of “priming” the immune system to be able to better recognize and kill cancer cells.

NBTXR3 NANOPARTICLES ENHANCE TUMOR CELL DESTRUCTION AND ACTIVATE IMMUNE RESPONSE
NBTXR3 + RADIOTHERAPY
Large energy deposition in a nano-volume results in physical damage
Clustered nanoparticles in cytoplasm
› Structural Damage
› DNA Damage
› Stress
› Immunogenic Cell Death
› cGAS-STING Pathway Activation
Dendritic cell activation
CD4 & CD8 activation
Tumor infiltration and cell killing
Direct cell death (apoptosis, necrosis...)

Overview of NBTXR3

NBTXR3, a sterile aqueous suspension of crystalline hafnium oxide nanoparticles, is administered through a one-time image-guided local injection directly into the tumor prior to radiotherapy. In our clinical trials, the dosage of injected NBTXR3 is based on a percentage of the baseline tumor volume and is determined during the initial phase of the respective clinical trial for different indications. NBTXR3 nanoparticles have a negative-charge surface coating, which allows them to interact with the surface of the tumor and accumulate inside the tumor cells. NBTXR3 is designed to render the targeted tumor more operable or help destroy it completely.
NBTXR3 can easily be incorporated into the current standard of care in radiotherapy. Hospitals and medical facilities where radiotherapy is delivered do not need any new equipment or to otherwise make significant capital investments in new technology in order to treat patients with NBTXR3.
We are currently prioritizing the development of NBTXR3 in the United States and the EU for the treatment of head and neck cancers, although we are also studying, or have studied, NBTXR3 across a broad range of indications, including locally advanced soft tissue sarcoma, primary and secondary liver cancers, prostate cancer, pancreatic cancer, esophageal cancer and non-small cell lung cancer. We believe NBTXR3 has the potential to treat all solid tumors where radiotherapy can be used. We have also observed that NBTXR3 activated by radiotherapy could modulate the antitumor immune response, supporting the rationale for its use as an in situ cancer vaccine, potentially in combination with I-O treatments. With respect to our I-O development program, the initial cancer indications for NBTXR3 in combination with immuno-oncology therapies - and, in particular, checkpoint inhibitor combinations - are head and neck cancers (including R/M HNSCC).

Our Clinical Programs
NBTXR3 has been, and is currently being evaluated in several clinical trials worldwide in various cancer patient populations, with a current focus on the treatment of head and neck cancers.
In December 2018, we entered into a large-scale comprehensive NBTXR3 clinical collaboration with MD Anderson. The collaboration is expected to support multiple clinical trials with NBTXR3 for use in treating several cancer types—including head and neck, pancreatic, lung, esophageal cancers—and is expected to involve approximately 312 patients. The first clinical trial under our collaboration with MD Anderson in patients with locally advanced or borderline resectable pancreatic cancer was initiated in September 2020. Three additional trials were initiated in 2021, including trials in patients with: esophageal cancer; non-small cell lung cancer amenable to re-irradiation; and R/M HNSCC (I-O program). Each of these four clinical trials is open and enrolling patients, although two of the trials have experienced slower recruitment and enrollment than planned as a result of the COVID-19 pandemic. See “M.D. Anderson Cancer Center of the University of Texas” for further detail regarding the terms of the collaboration.
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
In August 2012, we entered into an exclusive license and collaboration agreement with PharmaEngine for the development and commercialization of NBTXR3 in the Asia Pacific region. In March 2021, we and PharmaEngine mutually agreed to terminate the agreement. Three NBTXR3 clinical trials conducted by PharmaEngine in Asia were reported at the Annual Meeting of the American Society of Clinical Oncology in June 2022. See “Our Clinical Programs—PharmaEngine Trials” for additional details.
Refer to the paragraph titled “NBTXR3 Development Pipeline” above for our ongoing and planned clinical trials, including those being undertaken and contemplated by MD Anderson, our principal collaboration partner.

Locally advanced soft tissue sarcoma
Background and opportunity
Soft tissue sarcomas (STS) are rare cancers that develop in different types of soft tissues, including muscles, joint structures, fat, nerves and blood vessels. Although STS can develop at any anatomic site, it occurs in the extremities (arms and legs) in approximately 60% of cases. The American Cancer Society estimates that in 2023 in the United States, approximately 13,400 patients will be diagnosed with STS, and approximately 5,140 STS patients died from this cancer. In the EU, over 23,000 patients are diagnosed with STS each year. The National Cancer Institute estimates that the five-year survival rate for STS patients is approximately 65%. Median overall survival for patients with advanced, metastatic STS is estimated to be 18–19 months. Radiotherapy followed by surgery is part of the typical treatment regimen for patients with non-metastatic advanced, resectable STS of the extremities in Europe.
Achieving local control of the tumor is critical to improving survival rates and reducing the need for limb amputations. Patients with locally advanced STS are high-risk patients and have few therapeutic options capable of achieving local control. Consequently, innovative treatments to improve cancer cell destruction and the feasibility of surgical resection are needed. RT-activated NBTXR3 is designed to enhance the efficacy of radiation both by destroying more tumor cells and rendering the tumor more susceptible to surgical resection, thereby improving patient outcomes.
Clinical Development
Following the positive results of our Phase 1 trial , we commenced a Phase 2/3 trial for EU registration (Study 301), which we also refer to as the Act.In.Sarc trial, to measure the anti-tumor activity of preoperative NBTXR3 activated by radiotherapy, as compared to radiotherapy alone, in patients with locally advanced STS. The Act.In.Sarc trial was conducted at more than 30 sites worldwide, including 23 sites in Europe and seven sites in the Asia-Pacific region.
The primary endpoint of the Phase 2/3 trial was an increase in the pathological complete response rate of intratumoral injection of NBTXR3 activated by external beam radiation therapy (EBRT), as compared against EBRT alone. The secondary endpoints were to evaluate the safety profile of RT-activated NBTXR3 and compare the rate of tumor surgery with R0 margins (meaning no remaining cancer cells could be seen microscopically within a widely accepted margin after resection), the percentage of tumor necrosis/infarction, limb amputation rates and tumor response as measured by RECIST 1.1.
The trial achieved its primary endpoint, with 16.1% of patients in the NBTXR3 arm having a pathological complete response (defined as less than 5% of residual viable cancer cells in the tumor) compared to 7.9% of patients in the control arm. The difference was statistically significant, with a p-value of 0.0448. A p-value, or probability value, cited in figures in the Universal Registration Document as “p”, is the likelihood of finding the observed, or more extreme, outcome (e.g., a significant difference in terms of response for patients receiving NBTXR3 plus radiotherapy relative to patients receiving radiotherapy alone) when a baseline outcome is assumed to be true (e.g., patients receiving NBTXR3 plus radiotherapy and patients receiving radiotherapy alone both having an equal response). A p-value of less than or equal to 0.05 is generally considered to demonstrate statistical significance, meaning that one would accept the observed outcome as reasonable evidence to not accept the baseline outcome.
In addition, in the subgroup of patients with a higher histology grade (i.e., a more aggressive disease), which represented the majority of patients in the trial, pathological complete response was achieved in four times as many patients in the NBTXR3 arm (17.1%) compared to patients in the control arm (3.9%).
Patients in the NBTXR3 arm were more likely to have a pathological response (not limited to a complete response). The proportion of patients with pathological “nearly” complete response (defined as less than 7% of residual viable cancer cells in the tumor) and pathological response with 10% or less of residual viable cancer cells were 24.7% and 34.6%, respectively, in patients in the NBTXR3 arm as compared to 14.8% and 19.8%, respectively, in patients in the control arm.
The main secondary endpoint of the trial, the rate of tumor surgery with R0 margins, was also met. R0 resection margin was observed in 77% of the patients in the NBTXR3 arm, compared to 64% of patients in the control arm. This difference was statistically significant, with a p-value of 0.0424.
Similar safety profiles were observed in the NBTXR3 arm and the control arm, including the rate of postsurgical wound complications. NBTXR3 did not impair the patients’ ability to receive the planned dose of radiotherapy. In the NBTXR3 arm, 7.9% of patients experienced grade 3-4 acute immune reactions, which were manageable and of short duration. Further, NBTXR3 showed a good local tolerance in patients and did not have any impact on the severity or incidence of radiotherapy-related AEs.
Nanobiotix timely generated long-term follow up data for patients enrolled in the Act.In.Sarc Study, which reinforced the favorable benefit-risk ratio of Hensify® plus RT in patients suffering from locally advanced STS of the extremity or trunk wall. This long-term evaluation showed that NBTXR3 did not negatively affect safety or health related quality of life (HRQoL). During the follow-up period, post-treatment SAEs (regardless of relationship) occurred in 13.5% of the patients in the NBTXR3 arm, compared to 24.4% of patients in the control arm. During the follow-up period, there was an improvement in scores across several instruments used for measuring health-related quality of life.
Commercialization
Based on these trial results, in April 2019, we completed the regulatory process for the CE mark of NBTXR3, thereby allowing the product to be commercialized for the treatment of locally advanced STS of the extremities and trunk wall under the brand name Hensify® in the 27 EU countries.
As the Company has no current plans to market or sell the product in the EU until after approval of NBTXR3 in a second indication, the CE mark for the STS indication has no impact on expected cash inflow prior to approval in a second indication. The Company has informed the GMED, the French Notified Body for the conformity assessment of medical devices, of its revised development plans and its intention to seek revision of its post marketing surveillance plan to be inclusive of the intended patient populations at the time of planned commercialization.

Locally advanced head and neck cancers
Background and opportunity
Squamous cell carcinoma of the head and neck cancers constitute more than 95% of head and neck cancers and include cancers of the oral cavity, tongue and oropharynx, a part of the throat, larynx and hypopharynx. These structures play a critical role in a human’s ability to swallow, eat, breathe and speak. The American Cancer Society estimates that in 2022 in the United States, approximately 54,000 patients were diagnosed with oral or oropharyngeal cancer and approximately 11,230 patients died from the cancer. The five-year survival rate for patients with oral and oropharyngeal cancer is estimated at 68%. In 2020, according to estimates by the Global Cancer Observatory, part of the World Health Organization’s International Agency for Research on Cancer, around 931,000 new patients were diagnosed globally with head and neck cancer. These cancers represent a major public health concern.
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
The following table summarizes data from certain published scientific literature relating to head and neck clinical trials evaluating radiotherapy combined with the identified chemotherapies:

Patient Population / %		Best Observed Response (Overall Response)	Best Observed Response (Complete Response)	Best Observed Response (Partial Response)	Best Observed Response (Stable Disease)	Best Observed Response (Progressive Disease)
Patients receiving radiotherapy alone Bonner et al. 2006		64%	Not available	Not available	Not available	Not available
Median age (years)	58
KPS (Performance Score)
90-100	66
60-80	33
Unknown	1
Tumor Stage
T1-T3	72
T4	28
Patients receiving radiotherapy and cetuximab Bonner et al. 2006		74%	Not available	Not available	Not available	Not available
Median age (years)	56
KPS (Performance Score)
90-100	70
60-80	30
Unknown	1
Tumor Stage
T1-T3	70
T4	29
TX	<1

HPV negative patients with oropharyngeal HNSCC receiving radiotherapy and cisplatin Harrington et al. 2013 (evaluable patients)		58%	31%	27%	0%	42%
Median age (years)	57
ECOG (%)
0 (KPS 100)	52
1 (KPS 80-90)	48
2 (KPS 60-70)	0
Stage (%)
III	21
IVA/B	79
Primary tumor site (%)
Oral cavity	9
Oropharynx	61
Hypopharynx	21
Larynx	9
HPV status OPSCC (%)
HPV+	13
HPV-	87

Patient Population / %		Best Observed Response (Overall Response)	Best Observed Response (Complete Response)	Best Observed Response (Partial Response)	Best Observed Response (Stable Disease)	Best Observed Response (Progressive Disease)
HPV positive patients with oropharyngeal HNSCC who received induction chemotherapy, radiotherapy and cetuximab Marur et al. 2017 (evaluable patients)		95%	49%	46%	1%	0%
Median age (years)	57
ECOG
0 (KPS 100)	91
1 (KPS 80-90)	9
0 (KPS 60-70)	—
Stage (%)
III	15
IVA/B	85
Primary tumor site ( %)
Oral cavity	—
Oropharynx	100
HPV status OPSCC (%)
HPV+	100
HPV-	—
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
Phase 3 Registration Trial (“NANORAY-312”)
NANORAY-312 is a global Phase 3 clinical trial in elderly patients with locally-advanced head and neck cancer who are ineligible for platinum-based (cisplatin) chemotherapy. As of the date of this report, patients in the NANORAY-312 study have been randomized in all planned major regions, with the first patient randomized in Europe in January 2022, the first patient randomized in Asia in August 2022, and the first patient randomized in the United States in December 2022.
The clinical trial is a randomized (1:1), controlled, two-arm global registration trial including elderly head and neck cancer patients who are ineligible for platinum-based chemotherapy. Patients in the control arm (arm B) will receive definitive radiation therapy versus patients in the arm A will receive RT-activated NBTXR3. In both arms cetuximab addition would be allowed as per investigator’s choice. The trial is expected to be conducted at more than 150 sites worldwide and approximately 500 patients will be randomized.
The primary endpoint of the study is progression free survival (PFS) and the key secondary endpoint is overall survival (OS). The study is designed to demonstrate a superiority of RT-activated NBTXR3 over control on PFS with a statistical power of 89% and on OS with a statistical power of 80% (hazard ratio of 0.692 and 0.75 for PFS and OS, respectively). The Hazard Ratio is a measure of the risk of a particular event occurrence in one group compared to another group, over time. A median PFS of 9 months and median OS of 12 months is expected in the control arm and an interim analysis aiming to demonstrate superiority of NBTXR3-containing arm over control on PFS and on OS is planned. In addition, time to loco-regional and distant progression, head and neck cancer specific survival outcomes, overall response rate, safety and quality of life will be evaluated as secondary endpoints.
A futility analysis is planned after approximately 25% of PFS events (i.e., disease progression or death), a pre-specified interim efficacy analysis is planned after approximately 67% of planned PFS events, and the final analysis after 424 PFS and 389 OS events. In the event of clinically meaningful PFS improvement (≥ 6 months PFS difference) in the planned interim analysis with no detrimental OS effect having been observed, the Company plans to submit a request to FDA for Accelerated Approval of NBTXR3 in the United States for this indication.
NANORAY-312 will utilize four stratification factors: (i) Investigator’s choice (cetuximab addition or not), (ii) HPV status (HPV-positive oropharynx versus other), (iii) age-adjusted Charlson Comorbidity Index, or mCCI score at screening (2 to 3 versus ≥ 4) and (iv) region (North America & Western Europe versus Rest of World).
The Charlson Comorbidity Index (CCI) measures the burden of disease and predicts mortality in various diseases. The CCI encompasses 19 medical conditions, each weighted according to its impact on mortality. The mCCI further integrates the patient’s age as an additional scoring information to the CCI.
In February 2020, we received Fast Track designation from the FDA for NBTXR3 for the treatment of locally advanced head and neck cancers that are not eligible for platinum-based chemotherapy. Fast Track designation is a process designed to facilitate the development and accelerate the review of treatments for serious conditions and that have the potential to address unmet medical needs.
Phase 1 (“Study 102 Escalation”) and Phase 1 Expansion (“Study 102 Expansion”) Trial
We are conducting a Phase 1 clinical trial of NBTXR3 activated by intensity-modulated radiation therapy in patients with locally advanced squamous cell carcinoma of the oral cavity or oropharynx who are ineligible for cisplatin (the frontline chemotherapy drug for advanced head and neck cancers) or intolerant to cetuximab (a monoclonal antibody used as part of targeted cancer therapy in head and neck cancers).
The primary endpoint of Study 102 Escalation was to evaluate the safety of NBTXR3 and determine the recommended Phase 2 dose of RT-activated NBTXR3. The primary endpoints of the Study 102 Expansion are to confirm that the recommended dose is safe and to obtain preliminary evidence of efficacy by observing the objective response rate and complete response rate of the NBTXR3-injected lesion by imaging according to RECIST 1.1.
The secondary endpoints of both phases were to evaluate the safety and tolerability of NBTXR3, to evaluate the overall response rate and the complete response rate (based on the RECIST 1.1) of injected (target) and non-injected lesions (non-target), to evaluate the local progression and PFS, assess the feasibility of local administration by intratumoral injection of NBTXR3, and characterize the body kinetics of NBTXR3 administered by intratumoral injection. Overall Survival was also planned to be analyzed.
Phase 1 Escalation
In Study 102 Escalation, the administered dosage was escalated, with 19 patients receiving an injection of NBTXR3, followed by intensity-modulated radiation therapy (70 Gy in total, or 2 Gy per day, five days a week for seven weeks), in accordance with standard medical practice, commencing one to five days after NBTXR3 injection. We initially presented preliminary efficacy and safety results from Study 102 Escalation in February 2020 at the Multidisciplinary Head and Neck Cancers Symposium. NBTXR3 was well tolerated in the trial and the recommended dose was established as equivalent to 22% of tumor volume. Preliminary results included no observed serious side effects or serious adverse events related to NBTXR3 observed, and feasibility of injection at all dose levels (5%, 10%, 15% and 22%) with no leakage to surrounding healthy tissues.
The following graphic depicts shrinkage of the tumor in a representative patient in the trial over time following treatment. The tumor continued to shrink after the end of treatment, with the patient achieving a complete response at seven months.

As of April 2020, nine out of the 16, or 56%, evaluable patients who received the intended dose of NBTXR3 and radiotherapy had achieved a complete response of the injected lesion, according to the RECIST 1.1., as assessed by the investigator. Overall complete response (including non-injected lesions) was observed in five of the 16 patients, or 31%, and objective response rate was observed, as per Investigator’s assessment, in 11 of the 16 patients, or 68%. Of the seven patients who received the two highest doses of NBTXR3 plus radiotherapy and were alive at the 12-month cut-off date, five patients were still alive at 24 months following treatment. Of the 13 evaluable patients receiving the highest dose levels (therapeutic doses 10%, 15%, and 22%), nine patients, or 69%, achieved a complete response of the injected lesion. Follow up of treated patients remains ongoing. We are encouraged by the preliminary results, and we believe NBTXR3 has the potential to extend survival and improve quality of life in this advanced cancer patient population. The following chart shows follow-up data of the 19 treated patients at the various NBTXR3 dose levels as of the end of April 2020, including the type of cancer, tumor grade, age and human papilloma virus status for each patient.
Patient Follow-up in Study 102 Escalation Locally Advanced Head and Neck Cancers Trial

The following chart shows the best observed response by investigator’s assessment from baseline of each of the 16 evaluable patients as of April 30, 2020.
Patients’ Investigator’s assessed Best Response in Study 102 Escalation Locally Advanced Head and Neck
Phase 1 Expansion
As of January 2023, 56 patients were treated in the expansion cohort of which 44 were confirmed to be evaluable. Therefore, patient accrual was completed and recruitment was closed.
The most recent updated efficacy and safety results from the ongoing Study 102 Expansion were presented at the Annual Meeting of ASTRO in October 2021.
As of the September 3, 2021, cut-off date, 54 patients had received NBTXR3 and 41 patients were evaluable for objective tumor response.
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
In the evaluable patient population, investigator-assessed response rates remained consistent with previously reported results from the dose escalation and dose expansion study, showing the primary tumor objective response rate according to RECIST 1.1, as per investigator assessment, was 85.4% (35 out of 41 patients), consisting of 26 patients with primary tumor complete response (63.4%) and 9 patients with primary tumor partial response (22.0%). The other six patients were considered to have primary tumor stable disease. One patient, identified in the chart below as having stable disease (as noted with a double asterisk), was recorded by the principal investigator on the electronic case report form (eCRF) as having achieved an unconfirmed complete response of the injected lesion, and we have included this patient in the 63.4% primary tumor complete response rate and the 85.4% primary tumor objective response rate.
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
In the evaluable population,the median overall survival was 18.1 months, and the median progression free survival was 10.6 months. Among the 21 patients with best observed overall response of complete response, only one died from disease progression while six patients died for non-oncologic reasons. The median overall survival was not reached at the cut-off date (mean follow up of 16.1 months).
Based on an assessment under the mCCI, the patient population in the Study 102 Expansion is at higher risk of early death than the global elderly head and neck cancer population.
In head and neck cancer, an mCCI ≥ 4 is correlated with higher risk of death relative to the broader population.
In the Study 102 Expansion “all patients treated” population (54 patients, including 13 non-evaluable patients), mOS was 14.1 months, and median PFS was 9.4 months. Among the “all patients treated” population, 63% of all patients included in the survival analysis, had an mCCI of four or more — an mCCI score associated with a risk of early death (defined as death within 180 days after initiation of treatment), which is two to three times the prevalence of high mCCI in the overall LA-HNSCC population that has been reported in the literature (Zumsteg ZS, et al. Cancer 2017; 123: 1345-53). Of the 13 non-evaluable patients, 69% had an mCCI of four or more. Of these 13 non-evaluable patients, two were still pending evaluability assessment and of the 11 remaining, seven had early occurring death (within 180 days after initiation of treatment). In contrast, in 41 evaluable patients, the mOS that was reached was 18.1 months as of the September 3, 2021 cut-off, suggesting the observed mOS in all treated patients could be related to the high number of non-evaluable patients and a higher mCCI score observed in this subgroup which may reflect a higher risk for early death as compared to lower mCCI scores.
Final results could differ from what has been reported at ASTRO’s Annual Meeting in October 2021.
The following chart shows the best observed target lesion response from baseline of each of the 41 evaluable patients as of September 3, 2021.
Patients’ Best Observed Target Lesion Response by RECIST 1.1 as per Investigator Assessment in Study 102 Expansion Locally Advanced Head and Neck Cancers Trial (Evaluable Population: N=41)

Target lesion longest dimension change from baseline (%)
50
0
-50
-100
SD
PR
CR
**
*
*
*
PD
SD
PR
CR

* unconfirmed complete response
** CR as per investigator

The following charts show the survival of the 41 evaluable patients and the 54 patients in the “all patients treated” population as of September 3, 2021.

Kaplan Meier Curve of Survival in Study 102 Expansion Locally Advanced Head and Neck Cancers Trial as of September 3, 2021 cut-off date

Kaplan Meier Curve of Progression Free Survival in Study 102 Expansion Locally Advanced Head and Neck Cancers Trial as of September 3, 2021 cut-off date

A subsequent review of data from Expansion Study 102 shows, as of February 22, 2022, an on-going median overall survival (mOS) of 17.9 months in the all treated population (n=56) and 23.0 months in evaluable patients (n=44) demonstrating continued improvement relative to the analysis presented at ASTRO 21 and consistent with data reported from the dose escalation phase of Study 102.

Kaplan Meier Curve of Survival in Study 102 Expansion Locally Advanced Head and Neck Cancers Trial as of February 22, 2022 cut-off date
NBTXR3 has continued to be well tolerated in Study 102 Expansion. Five SAEs related to NBTXR3 were observed across 5 patients: one Grade 4 tumor hemorrhage (also related to radiotherapy), one Grade 3 stomatitis (also related to radiotherapy), one Grade 3 soft tissue necrosis (also related to radiotherapy), one Grade 4 dysphagia (also related to radiotherapy) and one Grade 4 sepsis (also related to radiotherapy and disease). Of the SAEs, one death from sepsis occurred, which the investigator assessed as possibly related to NBTXR3, radiotherapy, and cancer.
The AEs and SAEs as of September 3, 2021, are set forth in the graph below.
Percentage of all SAEs in Study 102 as of September 3, 2021

Immuno-Oncology (“I/O”) Program Trials

Background and opportunity
In recent years, significant attention has been focused on the potential of I-O treatments to treat cancer patients, and in particular, with the approval of first checkpoint inhibitors anti-CTLA4 (ipilimumab) and anti-PD(L)1 (such as pembrolizumab, nivolumab, durvalumab, or atezolizumab). Checkpoint inhibitors are a type of immunotherapy that function to block proteins that stop the immune system from attacking cancer cells. In doing so, they enable the T cells to recognize cancer cells that would otherwise be hidden from the immune system. However, many cancers, which are often referred to as “cold” tumors, exhibit little or no response to checkpoint inhibition.
Cancer immunotherapy is becoming a major treatment paradigm for a variety of cancers. Although immunotherapy, especially the use of immune checkpoint inhibitors, has achieved clinical success, most cancer patients present resistance to I-O treatments. In fact, published scientific data shows that only 15%-20% of non-small cell lung cancer patients and 13%-22% of head and neck squamous cell carcinoma patients respond to immune checkpoint inhibitors3.
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

PD-1 Non-Responders (“NR”) Trials

3 Burtness B, Harrington KJ, Greil R, Soulières D, Tahara M, de Castro G, Jr., et al. Pembrolizumab alone or with chemotherapy versus cetuximab with chemotherapy for recurrent or metastatic squamous cell carcinoma of the head and neck (KEYNOTE-048): a randomised, open-label, phase 3 study. The Lancet. 2019;394(10212):1915-28.; Ferris RL, Blumenschein G, Fayette J, Guigay J, Colevas AD, Licitra L, et al. Nivolumab for Recurrent Squamous-Cell Carcinoma of the Head and Neck. New England Journal of Medicine. 2016;375(19):1856-67.; and Garon EB, Hellmann MD, Rizvi NA, Carcereny E, Leighl NB, Ahn MJ, et al. Five-Year Overall Survival for Patients With Advanced Non‒Small-Cell Lung Cancer Treated With Pembrolizumab: Results From the Phase I KEYNOTE-001 Study. J Clin Oncol. 2019;37(28):2518-27.

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
Supporting Rationale for I-O Combination Treatment Approach
We believe that RT-activated NBTXR3 in combination with immune checkpoint inhibitors has the potential to improve the therapeutic response to I-O treatments by converting checkpoint inhibitor non-responders into responders and is being explored in multiple settings.
Our preclinical and early clinical trial results suggest that RT-activated NBTXR3 may stimulate an immune response, thereby rendering otherwise “cold” tumors more prone to recognition by the patient’s immune system and therefore more responsive to I-O treatments such as checkpoint inhibitors. This effect is also referred to as causing a “cold” tumor to become “hot.”
In preclinical experiments, we observed RT-activated NBTXR3 kill more cancer cells in vitro than radiotherapy alone, leading to the release of a greater number of tumor-associated antigens. In addition, in in vitro experiments performed on different human cancer cell lines, we observed RT-activated NBTXR3 enhance the expression of markers of immunogenic cell death, as well as activation of the cGAS-STING pathway (a component of the immune system that detects tumor-derived DNA and generates intrinsic anti-tumor immunity). These results suggest that RT-activated NBTXR3 could modulate the immunogenicity of the cancer cells.
We also observed RT-activated NBTXR3 in vivo generate an abscopal effect, which is a reduction of metastases burden outside the irradiated area. This abscopal effect depends on the increase of CD8+ T cell lymphocyte infiltrates (T lymphocytes that work to kill malignant tumor cells) in both treated and untreated tumors, induced by RT-activated NBTXR3.
In our Phase 2/3 locally advanced STS clinical trial, based on immunohistochemistry analyses, we observed that RT-activated NBTXR3 increased the density of CD8+ T cell lymphocytes and also decreased FOXP3+ (Treg) (regulatory T cells that work to suppress immune response) compared to radiotherapy alone in the tumors, while macrophage number remained relatively constant.
In March 2021, researchers from our collaborator MD Anderson shared preclinical data at the American Association of Cancer Research (AACR) Virtual Special Conference on Radiation Science and Medicine. This study examined RT-activated NBTXR3 in combination with anti-PD-1 along with TIGIT and LAG3 inhibitors in an in vivo anti-PD-1 resistant mouse model. The data showed that the Combo therapy (RT-activated NBTXR3 + anti-PD-1 + anti-LAG3 + anti-TIGIT) significantly promoted the proliferation activity of CD8+ T cells, improved local and distant tumor control, and increased survival rate. The data showed that the cured mice maintained significantly higher percentages of memory CD4+ and CD8+ T cells, as well as stronger anti-tumor immune activities than control, and the cured mice from the groups treated with the Combo therapy were immune to reinjections of tumor cells.
A subsequent analysis presented at the annual meeting of the AACR in April 2022, assessed immune gene expression associated with multiple combinations of NBTXR3, anti-PD-1, anti-LAG-3, and anti-TIGIT. The data showed that the Combo therapy outperformed all other tested treatment regimens in efficacy, survival, and induction of long-term anti-cancer memory. The Combo therapy promoted immune activation at the irradiated site. Abscopal immune responses were improved with the addition of LAG-3 and TIGIT to PD-1 and RT-activated NBTXR3, suggesting that the Combination therapy may be effective against metastatic cancers.
Together, these data suggest that RT-activated NBTXR3 could be able to modulate the anti-tumor immune response and transform the tumor into an in situ vaccine, which prompted the initial development of our I-O program.
Development in I-O
We are conducting, and continue to further develop, a global I-O development program to explore the use of NBTXR3 as a complement to immune checkpoint inhibitors across several solid tumor indications. Initially, we intend to leverage the data collected pursuant to our I-O Program to advance treatment for patients with R/M HNSCC that is resistant to prior immunotherapy.
Study 1100, a multi-cohort Phase 1 trial of RT-activated NBTXR3 followed by an anti-PD-1 checkpoint inhibitor in patients with R/M HNSCC or with lung,liver, or soft tissue metastases from selected solid tumors eligible for anti-PD-1 therapy is ongoing. A clinical study protocol amendment was submitted to the FDA at the start of 2022, to include three expansion cohorts of up to 35 patients each, in order to evaluate the safety and efficacy of the combination in patients with either R/M HNSCC which failed a prior PD-(L)1 treatment (cohort 1), or in R/M HNSCC patients that are PD-1 naive (who have never received I-O treatment before) (cohort 2) or in patients with selected solid tumors (non-HNSCC cohort 3) resistant to prior PD-(L)1 treatment.
In addition, pursuant to our collaboration with MD Anderson, we are planning to evaluate NBTXR3 in combination with various other checkpoint inhibitors (anti-PD-1, or anti-PD-L1) across several cancer indications. There is currently one Phase 2 clinical trial evaluating RT-activated NBTXR3 followed by pembrolizumab for recurrent/metastatic HNSCC patients with limited PD-L1 expression or refractory to PD-1 blockade being conducted as part of our I-O program under the MD Anderson collaboration. The second, a randomized Phase 1/2 trial for NBTXR3 combined with an anti-PD-1 or PD-L1 +/- RadScopal™ in patients with lung or liver metastases from any advanced solid tumors , is in the protocol development stage. We are conducting, and continue to further develop, a global I-O development program to explore the use of NBTXR3 as a complement to immune checkpoint inhibitors across several solid tumor indications.
I-O Program— R/M HNSCC and lung, liver or soft tissue metastases from any primary tumor

Multi-Cohort Phase 1 Trial (“Study 1100”)
We initiated a Phase 1 prospective, multi-center, open-label, non-randomized clinical trial evaluating the safety and efficacy of RT-activated NBTXR3 followed by anti-PD-1 checkpoint inhibitors (nivolumab or pembrolizumab). The trial is being conducted in two consecutive phases: dose escalation followed by dose expansion. The dose escalation part of the trial includes three patient populations:
•Patients with locoregional recurrent (LRR) or recurrent and metastatic (R/M) head and neck squamous cell carcinoma (HNSCC) amenable to irradiation of the head and neck field that are anti-PD-1 therapy naïve or non-responsive to an anti-PD-1 therapy (HNSCC Cohort),
•Lung metastases from any primary cancer eligible for anti-PD-1 therapy (“Lung Cohort”) or
•Liver metastases from any primary cancer eligible for anti-PD-1 therapy (“Liver Cohort”).

The dose expansion part of the trial has the following treatment cohorts, which were introduced through a protocol amendment in early 2022:
•Locoregional recurrent and/or metastatic HNSCC and that are resistant to a prior anti-PD-1/L1 therapy with at least one lesion located in either head and neck region, lungs or liver, amenable for intratumoral injection and irradiation.
•Locoregional recurrent and/or metastatic HNSCC naïve to anti-PD-1/L1 therapy and eligible for an anti-PD-1 therapy with at least one lesion located in either head and neck region, lungs or liver amenable for intratumoral injection and irradiation.
•Lung or liver or soft tissue metastases of primary tumor originating from either NSCLC, malignant melanoma, HCC, RCC, urothelial cancer, cervical cancer or TNBC that are resistant to a prior anti-PD-1/L1 therapy and eligible for anti-PD-1 therapy with at least one lesion located in either soft tissue, lungs or liver that could be injected intratumorally and irradiated.
The trial’s main objective is to determine the recommended Phase 2 dose of RT-activated NBTXR3 in combination with an anti-PD-1. The trial is ongoing and is being conducted at up to 20 sites in the United States; we intend to enroll a total of approximately 141 evaluable patients in the trial.
Primary and secondary endpoints will determine the recommended Phase 2 dose of RT-activated NBTXR3 and evaluate safety and efficacy, while exploratory endpoints will further characterize the treatment-induced gene expression, including enriched cytokine activity and markers of adaptive immune response and T-cell receptor signaling pathways.
Results
In September 2022, the Company established the recommended Phase 2 dose (RP2D) of NBTXR3, in combination with pembrolizumab or nivolumab, at 33% of gross tumor volume (GTV) in each of the three cohorts from the complete escalation part of Study 1100.
In November 2022, the Company reported updated Phase 1 anti-PD-1 combination data that may support the immune stimulation potential of NBTXR3 at the 37th Annual Meeting of the Society for Immunotherapy of Cancer (SITC).
As of the August 22, 2022 data cut-off date, there were 28 patients evaluable for safety and 21 patients evaluable for early signs of efficacy.
Treatment remained feasible and well-tolerated, irrespective of injection site. The safety profile was consistent with expectations from stereotactic body radiation therapy (a type of RT that uses special equipment to position the patient and precisely deliver radiation to a tumor) followed by anti-PD-1 immune checkpoint inhibitors. One patient in cohort 1 (H&N) at dose level 1 (22% GTV) experienced two dose-limiting toxicities (DLTs). No other DLTs were observed in the study. The most prevalent adverse events observed in dose escalation were mild fatigue, constipation, dyspnea (shortness of breath), and anemia; and the occurrence and severity did not differ greatly by cohort. No relationship between dose and the occurrence or severity of toxicity was observed in any of the three cohorts and no increase of stereotactic body RT or PD-1 related toxicity was observed in patients treated at the RP2D in any cohort.
SAEs (Related To NBTXR3 Or Injection Procedure), Per Patient By Cohort And Dose Level

The data suggest local control and systemic anti-cancer activity regardless of prior anti-PD-1 exposure. Objective reduction from baseline in target lesions (objective reduction) was observed in 71.43% of evaluable patients (15/21): in 67.00 % of anti-PD-1 resistant patients (10/15) and in 83.00% of anti-PD-1 naïve patients (5/6). Among all evaluable patients, 42.86% (9/21) showed objective reduction greater than 30%.
Out of the 15 evaluable anti-PD-1 resistant patients, 86.67% (13) had progressive disease when entering the study:
•30.77% (4/13) had a measurable reduction of at least 30% or more
•15.38% (2/13) experienced a complete reduction of the target lesions
•only 1 patient experienced an increase of over 20% in measurable target lesions.
Best change in diameter sum from baseline and time progression (in all evaluable patients, N=21)
Out of the 16 evaluable patients with primary HNSCC:
•objective reduction in target lesions was observed in 75.00% (12/16), including
◦70% (7/10) of patients with primary HNSCC resistant to anti-PD-1; and
◦83.33% (5/6) patients with primary HNSCC naïve to anti-PD-1.
•43.75% (7/16) had a measurable reduction of at least 30% or more.
•31.25% (5/16) experienced a complete reduction of the target lesions.

Best change in diameter sum from baseline and time progression in primary HNSCC (16 of 21 all evaluable patients, N=21)

As of the data cut-off, systemic disease control was durable and sustained for more than 6 months in 38.10% of evaluable patients (8/21) and greater than 12 months in 23.81% of evaluable patients (5/21). Delayed objective reduction has been observed in several patients, suggesting the potential for anti-cancer immune activity over time. Local control in injected lesions occurred in all patients and remained in all patients except one.
Percentage change from baseline over time: injected lesion/s vs all target lesion/s

Injected target lesion/s
All target lesion/s
Anti-PD-1 naive
Anti-PD-1 resistant
Sum of diameters change from baseline (%)
50%
0%
-50%
-100%
20%
-30%
pCR*
0
6
12
18
24
30
NBTXR3
Time on study (months)

* pathological Complete Response (pCR) based on excisional biopsy. Patient remained no evidence of disease as long as followed

Note: If a Lymph node involved normalizes to less than 10 mm, the change from baseline for this lesion is set to -100%

The dose expansion part of the study is ongoing in the U.S. pursuant to an amended protocol, which provides for evaluation of RT-activated NBTXR3 plus anti-PD1 in patients with LRR or R/M HNSCC that is either naïve or resistant to prior anti-PD1 exposure.
The Company expects to provide an update on future interactions with the FDA, with respect to the design of the Phase 3 registration protocol for the evaluation of RT-activated NBTXR3 plus anti-PD-1 in patients with LRR or R/M HNSCC resistant to anti-PD-1, in Q3 2023.

Liver cancers
Background and opportunity
According to the World Health Organization, liver cancer is the fourth most common cause of cancer death in the world and is estimated to have caused over 830,180 deaths in 2020. The American Cancer Society estimated that in 2023 in the United States, 41,210 people will be diagnosed with liver cancer and 29,380 patients will die of the disease. In Europe, an estimated 47,000 patients died of liver cancer in 2020. The five-year survival rate for patients with localized liver cancer is approximately 31%; once the cancer has spread to other organs or tissues, this survival rate drops to approximately 3%.
Two types of liver cancer are hepatocellular carcinoma (HCC), the most common type of liver cancer, and secondary liver cancer, or liver metastasis, which occurs when cancer from another part of the body spreads to the liver. Surgical resection is often not an option for patients with either HCC or liver metastasis. Moreover, because patients suffering from HCC or liver metastases typically have underlying liver dysfunction and concomitant malignancies, local and systemic treatment options are few in number, with significant limitations. Stereotactic body radiation therapy (SBRT)—a high-precision radiation therapy, delivered as high-energy dose fractions—is a prevalent alternative therapy that has been shown to improve outcomes for these patients, as third-party clinical trials have observed a direct correlation between higher doses of radiation and increased survival rates. However, SBRT dosage is limited due to potential toxicity to surrounding tissues and the need to preserve liver function. Our clinical trial described below evaluated NBTXR3 in patients with liver cancers in need of an alternative treatment, when standard care protocols either could not be used or did not exist. By increasing the absorption of the administered SBRT dose within the tumor itself, without causing additional damage to surrounding healthy tissues, and causing more effective tumor destruction, we believe NBTXR3 can improve prognoses for this patient population.
Phase 1/2 trial (“Study 103”)
We completed Phase 1 of a Phase 1/2 clinical trial to evaluate the use of NBTXR3 activated by SBRT in liver cancers. The Phase 1 trial was conducted at six sites in the EU. For this dose escalation phase of the clinical trial, we recruited 23 patients, divided in two subgroups: patients with primary liver cancer (HCC) and patients with secondary liver cancer (liver metastases)
The endpoint of the Phase 1 part of the trial was to determine the recommended dose of NBTXR3 and to assess early signs of anti-tumor activity. In this portion of the trial, patients received a single intra-lesional injection of NBTXR3, at increasing dose levels, in each case activated by SBRT.
Final data with respect to the Phase 1 part of Study 103 was presented in October 2020 at the annual meeting of the American Society for Radiation Oncology (ASTRO) and in January 2021 at the annual meeting of the Gastrointestinal Cancers Symposium (ASCO-GI).
Results from the Phase 1 part of Study 103 showed feasibility of injection at each of the five tested dose levels (10%, 15%, 22%, 33% and 42%) with no leakage to surrounding healthy tissues. One SAE of bile duct stenosis was deemed to be related to NBTXR3 and no dose-limiting toxicities were observed. The recommended Phase 2 dose (RP2D) has been set at 42%. In 11 patients evaluable for efficacy, early data showed a target lesion objective response rate of 90.9% in evaluable HCC patients and a target lesion objective response rate of 71.4% in evaluable patients with liver metastasis.
For HCC patients, preliminary results showed that out of 11 evaluable patients, 10 responded at least partially and 5 of the 11 patients (45.5%) reached complete response.
Out of the 7 patients evaluated for efficacy in the metastatic setting, 5 patients presented a partial response and 2 patients presented stable disease.
We believe these results suggest meaningful potential to address an unmet medical need in an indication with typically extremely poor prognosis. Although this data is preliminary, it further supports the potential transferability of NBTXR3 across multiple solid tumor indications.

Pancreatic cancer (MD Anderson acting as sponsor of this trial)
Background and opportunity
Pancreatic cancer is a rare, deadly disease. Worldwide, there were 495,773 new cases in 2020. Given that surgery with R0 resection (i.e., macroscopically complete tumor removal with negative microscopic surgical margins) remains the only hope for long-term survival, clinical trials have investigated various neoadjuvant strategies—wherein patients receive anti-cancer drugs or radiation prior to surgery—to increase the surgery-eligible population while also increasing the R0 resection rate. According to the American Cancer Society, in 2023, about 64,050 people will be diagnosed with pancreatic cancer and about 50,550 people will die of pancreatic cancer; for all stages of pancreatic cancer combined, the five-year relative survival rate is 12%.
In support of the rationale for neoadjuvant therapy, a retrospective analysis demonstrated a near doubling in OS in pancreatic ductal adenocarcinoma (PDAC) patients who underwent surgery, which was attributed, at least in part, to the increased proportion of borderline resectable pancreatic cancer (BRPC) patients who became eligible for surgery as a result of neoadjuvant intervention. Importantly, there are also select cases of locally advanced pancreatic cancer (LAPC) patients being considered for surgical resection based on their response to therapy. Given the poor prognosis of PDAC, therapeutic regimens able to increase the proportion of BRPC and LAPC patients eligible for surgery could improve survival outcomes in this population with unmet need.
Phase 1 Trial (“Study 2019-1001”)
The trial is an open-label, single-arm, prospective Phase 1 study consisting of two parts: (i) dose-escalation to determine the RP2D and (ii) expansion at RP2D. The objectives of the study are the determination of the incidence of dose-limiting toxicity, the maximum tolerated dose and determination of an RP2D.
The patient population will include adults (age ≥ 18 years) with BRPC or LAPC that are radiographically non-metastatic at screening, having received between two to six months of chemotherapy prior to trial enrollment and that have not previously received radiation therapy or surgery for pancreatic cancer. Up to 24 subjects will be enrolled, including a maximum of 12 subjects with LAPC for the dose-finding part. 12 additional subjects with either LAPC or BRPC will be enrolled for the RP2D expansion. The first patient was dosed in this trial in September 2020.
In the first quarter of 2022, researchers from MD Anderson published a peer-reviewed clinical case study reporting preliminary data on the first-in-human administration of NBTXR3 for the treatment of pancreatic cancer not eligible for surgery, demonstrating feasibility with no treatment-related toxicity. At the end of the dose escalation phase in the fourth quarter of 2022, the RP2D for NBTXR3 in pancreatic cancer was determined to be 42% of GTV. The ongoing dose expansion phase is currently enrolling patients with borderline resectable disease in addition to patients with unresectable disease.

Lung cancer (MD Anderson acting as sponsor of this trial)
Background and opportunity
According to the World Health Organization, lung cancer is currently the most common cause of cancer death in the world and is estimated to have caused over 1.7 million deaths in 2020. According to the American Cancer Society, in 2023, approximately 238,240 new cases of lung cancer will be diagnosed in the United States and approximately 127,070 people will die of lung cancer. Non-small cell lung cancer (NSCLC) is the most common type of lung cancer, accounting for 80-85% of all lung cancer diagnoses. The five-year relative survival rate for NSCLC at all stages was 28%.
Phase 1 Trial (“Study 2020-0123”)
The trial is an open-label, two-cohort, prospective Phase 1 study consisting of two parts: (i) a radiation therapy safety lead-in, and RT-activated NBTXR3 therapy dose-finding to determine the RP2D, and (ii) expansion at RP2D with toxicity monitoring.
The patient population will include adults (age ≥ 18) with inoperable LRR NSCLC stage IA to IIIC that are radiographically non-metastatic at screening and have previously received definitive radiation therapy. The number of participants enrolled will be determined based on the maximum number required to establish the RP2D. Cohort 1 will evaluate the safety of intensity-modulated radiation therapy (IMRT) monotherapy in 10 patients using an approach similar to a 3+3 design. If 45 Gy in 15 fractions is deemed safe, cohort 2 will test that regimen with NBTXR3 activated by IMRT. Alternatively, if 45 Gy in 15 fractions is deemed to have excessive toxicity, a 30 Gy in 10 fractions regimen will be used in combination with NBTXR3 in cohort 2. Up to 24 subjects will be enrolled in cohort 2, including a maximum of 12 subjects for the dose-finding part. Twelve additional subjects will be enrolled for the NBTXR3 RP2D expansion.
Enrollment for this Phase 1 clinical trial of NBTXR3 with MD Anderson for patients with lung cancer receiving re-irradiation is ongoing. The planned enrollment period is up to three years. The dose levels to be explored are 22% and 33% of baseline GTV.

Esophageal cancer (MD Anderson acting as sponsor of this trial)
Background and opportunity
According to the World Health Organization, esophageal cancer is currently the sixth most common cause of cancer death in the world and is estimated to have caused 544,076 deaths in 2020. The American Cancer Society estimates that in 2023 in the United States, there will be approximately 21,560 new esophageal cancer cases diagnosed, and approximately 16,120 deaths due to esophageal cancer. The five-year relative survival rate for esophageal cancer at all stages is 21%.
Phase 1 Trial (“Study 2020-0122”)
This trial is an open-label, single-arm, prospective Phase 1 study consisting of two parts: (i) does-escalation to determine the RP2D of RT-activated NBTXR3 with concurrent chemotherapy, and (ii) expansion at RP2D with toxicity monitoring.
The patient population will include adults (age > 18 years) with stage II-III adenocarcinoma of the esophagus that are treatment naïve and radiographically non-metastatic at screening. The number of participants enrolled will be determined based on the maximum number required to establish the RP2D of RT-activated NBTXR3. Up to 24 subjects will be enrolled, including a maximum of 12 subjects for the dose-finding part. 12 additional subjects will be enrolled for the RP2D expansion.
The first patient was dosed in this trial in January 2021. Enrollment is ongoing, and the planned enrollment period is 24 months. The objectives of the study are the determination of dose-limiting toxicity, the maximum tolerated dose and RP2D.

PharmaEngine Trials
In August 2012, we entered into an exclusive license and collaboration agreement with PharmaEngine for the development and commercialization of NBTXR3 in the Asia-Pacific region. In March 2021, in light of disagreements over a number of issues with respect to the development of NBTXR3 in the Asia-Pacific region, we and PharmaEngine mutually agreed to terminate the agreement. Three NBTXR3 clinical trials (including certain Asia-Pacific sites for the Act.in.Sarc trial) conducted by PharmaEngine in Asia were concluded or terminated, and we retain all rights to the development and commercialization of NBTXR3 in the Asia-Pacific region, pursuant to the terms of a Termination and Release Agreement that we entered into with PharmaEngine in March 2021 (see “PharmaEngine” below for additional information).

Head and Neck Cancers Treated with Radiotherapy plus Chemotherapy
Phase 1/2 Trial (“PEP503-HN-1002”)
In addition to our clinical trials of NBTXR3 in head and neck cancers, PharmaEngine conducted a Phase 1/2 clinical trial of NBTXR3 for patients with locally advanced or recurrent HNSCC to be treated by radiotherapy plus cisplatin. The primary endpoints of the study were to determine the optimal NBTXR3 dose and to assess the preliminary safety and efficacy of RT-activated NBTXR3 plus chemotherapy. The trial, conducted in Taiwan, recruited 12 patients in the Phase 1 dose escalation part, was terminated early in conjunction with the termination of the license and collaboration agreement with PharmaEngine. Accordingly, the RP2D was not determined due to the stoppage of the trial. Data from this study was presented at the Annual Meeting of the American Society of Clinical Oncologists in June 2022 and showed that, in the 12 evaluable patients, all of whom had stage 4 locally advanced disease, the combination therapy was feasible and had a favorable safety profile. Of these 12 evaluable patients, 3 received NBTXR3 at the 5% dose level, 6 received NBTXR3 at the 10% dose level, and 3 received NBTXR3 at the 15% dose level. Serious adverse events were consistent with expectations for a low-dose chemoradiation regimen. Preliminary efficacy data showed a disease control rate of 100%, and an overall response rate of 58.3% according to RECIST 1.1.

Rectal Cancer
Phase 1/2 Trial (“PEP503-RC-1001”)
PharmaEngine conducted an open-label Phase 1/2 clinical trial of RT-activated NBTXR3 in combination with chemotherapy for patients with locally advanced or unresectable rectal cancer. Primary and secondary endpoints were to assess the safety profile and determine the dose-limiting toxicity, evaluate the recommended dosage and assess the anti-tumor activity by evaluating the response rate of RT-activated NBTXR3 with concurrent chemotherapy (CCRT) treatment in patients with locally advanced or unresectable rectal cancer. The Phase 1 part of this Phase 1/2 trial enrolled 32 adult and older patients at one site in Taiwan. The Phase 2 part of the trial was stopped as a result of the conclusion of the collaboration between PharmaEngine and Nanobiotix in 2021.
PharmaEngine presented first clinical results from Study PEP503-RC-1001 at the Annual Meeting of the American Society of Clinical Oncology in June 2022. Of the 32 patients enrolled in the Phase 1 study, 31 were deemed evaluable patients. None of the evaluable patients had tumors eligible for surgery at the time of diagnosis. Of the 31 evaluable patients, 6, 4, 3, and 18 patients received NBTXR3 at the 5%, 10%, 15%, and 22% dose levels, respectively. No NBTXR3-related SAEs or grade ≥ 3 AEs were observed. The most frequently reported AEs were grade 1 or 2 decreased white blood cell count, diarrhea, increased C-reactive protein, urinary tract infection, and decreased lymphocyte count which were all consistent with what would normally be expected from CCRT.
The study established the RP2D of NBTXR3 at 22% of GTV.
Preliminary efficacy results showed a disease control rate of 100%, with an overall response rate of 35.5% according to RECIST 1.1. Pathological tumor downstaging was observed in 14 of 31 patients after therapy, 25 patients underwent surgery, and 96% of those patients achieved R0 surgical margins. Pathological complete response was observed in 20% of the patients who received surgery.
The study concluded that a single intratumoral injection of NBTXR3 in combination with CCRT is feasible and has a favorable safety profile in the neoadjuvant setting for patients with locally advanced or unresectable rectal adenocarcinoma.

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
Leveraging our deep expertise in nanotechnology, Curadigm is developing a nanoparticle, called Nanoprimer, that primes the body to receive treatment. Injected intravenously prior to a therapeutic, the Nanoprimer has been designed with specific physico-chemical properties that allow it to transiently occupy the liver cells responsible for therapeutic clearance. By preventing the liver clearance, the Nanoprimer is intended to increase the blood bioavailability and subsequent accumulation of therapeutics in the targeted tissues, thereby increasing therapeutic action.
We believe that the Curadigm technology could have broad implications across the healthcare system by increasing the efficacy of therapeutics at their current dose or lowering the necessary dose in order to decrease toxicity and cost, thus allowing for novel therapeutic approaches. Preclinical in vivo data evaluating Curadigm’s concept has been generated combining the Nanoprimer with different therapeutic agent families such as small molecules and nucleic acids and has been published in scientific journals.
As the Nanoprimer is a combination product candidate that does not alter or modify the therapeutic it is paired with, we expect that Curadigm will continue to seek partnerships across drug classes-particularly with nucleic acid-based therapies. To support the development of its platform, Curadigm may pursue various funding opportunities, including, without limitation, partnership and collaboration arrangements, licensing opportunities and/or sales of Curadigm securities to third-party investors from time to time.
Curadigm Collaboration with Sanofi
In January 2021, a research project involving Curadigm’s Nanoprimer technology was selected for the Sanofi iTech Awards Program for its potential to significantly improve gene therapy development. Curadigm entered into a collaboration agreement with Sanofi that includes direct funding and scientific exchanges.
In September 2022, Curadigm finalized the experimental studies started in early 2021 in conjunction the collaboration agreement. This project aims at establishing proof-of-concepts for the Nanoprimer as a combination product to improve treatment outcomes for Sanofi’s gene therapy product candidates. Based on generated results and final report provided by Curadigm, the parties are discussing the potential for further collaboration to pursue the exploration of the impact of Curadigm’s Nanoprimer technology on the biodistribution and efficacy of product candidates.

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
In November 2017, we opened a facility to expand our manufacturing capabilities, increase production capacity of NBTXR3 for our clinical trial needs and prepare for potential commercialization. This facility is located in the Villejuif BioPark, a scientific research and innovation center just outside of Paris, France. We expect that the facility will increase its production capacity as soon as 2024 with the aim to produce NBTXR3 for our ongoing clinical trials and our initial commercial phase.

Commercialization
We have not yet developed commercial infrastructure in either the United States or the EU, and we are in the process of defining our commercialization strategy. We intend to establish a global commercial infrastructure outside the countries in which LianBio will commercialize NBTXR3, either alone or in combination with partners.
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
Approximately 60% of all cancer patients undergo radiotherapy at some point during their course of treatment4. Current research in radiotherapy focuses primarily on (1) methods to increase sensitivity of tumors to radiation and (2) methods to protect healthy tissues from radiation. In addition, many researchers believe that radiotherapy can enhance the body’s immune response, thereby making a previously unsusceptible tumor susceptible to treatment.
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
The key competitive factors affecting the success of NBTXR3 and any other product candidates that we develop, if approved, are likely to be their efficacy, safety, convenience, price and the availability of reimbursement from government and other third-party payors. We must also protect our proprietary technology used in the development of our product candidates. Our commercial opportunity could be reduced if our competitors develop and commercialize products that are more effective or demonstrate a more favorable safety profile than any products that we may develop. Our competitors may also successfully complete applicable pre-marketing regulatory requirements for their products more rapidly than we do, which could impact our regulatory and commercialization strategies.
4 Morris ZS, Harari PM. Interaction of radiation therapy with molecular targeted agents. J Clin Oncol. 2014 Sep 10;32(26):2886-93. doi: 10.1200/JCO.2014.55.1366. Epub 2014 Aug 11. PMID: 25113770; PMCID: PMC4152717.
INTERNATIONAL ATOMIC ENERGY AGENCY, Radiotherapy in Cancer Care: Facing the Global Challenge, Non-serial Publications , IAEA, Vienna (2017)

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
To achieve this objective, we maintain a strategic focus on identifying and licensing key patents that provide protection and serve as an optimal platform to enhance our intellectual property and technology base. Our technologies and product candidates are protected by more than 450 issued or pending patents and patent applications in over 23 patent families across the world. We hold key patents and patent applications with respect to the concepts, products and uses of nanoparticles activated by ionizing radiation through NBTXR3 technology and for new applications in nanomedicine.
Summarized below are our material patents and patent applications in our own name:

Technology	Number of patent families	Expiration date for each patent family	Countries in which patents are issued
NanoXray Technology (1)	13	2025	Australia, United States (divisional (2))
		2031	United States (parent (2))
†		2029	Australia, Brazil, Canada, China, Algeria, Eurasia (9 countries), Europe (parent + divisional, 34 countries), Indonesia, Israel, India, Japan, South Korea, Morocco, Mexico, New Zealand, South Africa, Macau, Hong Kong, Singapore
		2031	United States, **
		2030	Canada, China, Europe (6 countries and 5 countries in divisional), Israel, India, Japan, Mexico, United States (parent + divisional), Hong Kong, **
		2032	China, Europe (6 countries), Japan
		2035	United States
		2032	Australia, Canada, China, Eurasia (1 country), Europe (11 countries), Israel, India, Japan, South Korea, Mexico, New Zealand, Singapore, Ukraine, South Africa, **
		2035	United States
††		2034	Australia, China, Europe (36 countries), Indonesia, Japan, Mexico, New Zealand (parent + divisional), Israel, Ukraine, United States (parent + divisional), Eurasia (1 country), Hong Kong, South Africa, Singapore, South Korea (parent + divisional), **
		2034	Australia, Canada, China, Europe (9 countries), Israel, Japan, Mexico, Singapore, Hong Kong, South Korea, **
		2034	Japan, United States, Europe (Validated in 7 countries)
		2034	United States, Japan, **
†††		2036	Indonesia, Israel, Australia, United States, Ukraine, Eurasia (countries to be validated), New Zealand, **
		2041	**
		2041	**

Technology	Number of patent families	Expiration date for each patent family	Countries in which patents are issued
Other technologies	10	2034 2035	Australia, Canada, Eurasia (1 country), Israel, India, Indonesia, Mexico, South Korea, Japan, New Zealand, Ukraine, United States (divisional), Singapore, South Africa, **, # United States
		2035 2036	Europe (23 countries), Japan, United States, #
		2035	Japan, Europe (validated in 23 countries), United States, **, #
		2035	Japan, United States (parents), United States (divisional), **, #
		2035	Australia, India, Japan, Mexico, New Zealand, Ukraine, United States, Singapore, Israel, **, #
		2037	United States, Mexico, **
		2037	United States, Mexico, **
		2037	Israel, Mexico, Singapore, United States, **
		2038	Russia, United States, **
		2038	United States, **
		2041	**
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
(2)    “parent” and “divisional” refer to parent and divisional patents filed in a given country. A divisional (or daughter) application from any application may be filed with respect to the parent. The same text is used as in the parent application, but the claims differ. A divisional application may be filed to obtain a broader or different protection than what was obtained for the parent. The effective filing data of the divisional application is the same as the parent application.
#    Patent family owned by Curadigm.
*    This expiration year does not take into account supplementary patent protection that could be obtained for some of our patents in the United States, Europe and other countries. Expiration dates for US patents not yet granted may be subject to patent term adjustment.
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

M.D. Anderson Cancer Center of the University of Texas
On December 21, 2018, the Company entered into a clinical research collaboration agreement with the MD Anderson Cancer Center of the University of Texas (“MD Anderson”) in the field of nanoparticles in order to improve the efficiency of radiotherapy treatment for certain types of cancer. The agreement was amended and restated in January 2020 and subsequently amended in June 2021.
Obligations of the Parties
Under the terms of the collaboration agreement, MD Anderson undertakes to lead several Phase 1 and Phase 2 clinical trials for NBTXR3 in various cancer indications to be agreed by us and MD Anderson, according to a timetable and predefined recruitment thresholds. The Company expects to enroll approximately 312 patients across the clinical trials covered by the agreement. For this purpose, MD Anderson provides the staff, equipment and the premises required for each trial. As no exclusivity has been granted under the collaboration agreement, MD Anderson can conduct similar clinical trials with third parties, simultaneously if need be. For more information on the clinical trials conducted within the MD Anderson collaboration, see the paragraph titled “NBTXR3 Development Pipeline” above.
The Company shall provide the required doses of NBTXR3 for each clinical trial and funds the clinical trials pursuant to the following: the Company commits to pay a minimum amount of approximately US $11 million for and within the conduct of the trials until the end of the collaboration. Accordingly, an initial payment of $0.96 million was paid upon entering into the agreement and a payment of another $0.96 million was paid on February 3, 2020. Additional payments will be paid semi-annually during the collaboration on the basis of patients enrolled during the relevant period, with the balance payable upon enrollment of the final patient for all studies. The Company is also required to make an additional one-time milestone payment upon (i) a first regulatory approval obtained from the FDA for NBTXR3 and (ii) the enrollment of a certain number of patients in the United States. The amount of this one-time milestone payment by the Company will increase significantly each year until payable upon the prerequisite conditions being met. The amount for such milestone payment ranges from between $2.2 million (for the initial year covered-2020) up to a maximum of $16.4 million (if the conditions are met in 2030).
The protocol, schedule, monitoring, termination and replacement of each trial will be determined by mutual agreement between MD Anderson and the Company.
MD Anderson has made a number of representations for the benefit of the Company and has granted the Company audit and information rights in connection with these clinical trials, in particular with respect to pharmacovigilance.
Intellectual Property
Each party retains ownership of its pre-existing or property rights generated outside the scope of the collaboration agreement, it being specified that the Company licenses NBTXR3 to MD Anderson for use in the clinical trials under the agreement.
The Company is the exclusive owner of any right, title or other interest in any invention or discovery made in a clinical trial that incorporates NBTXR3 or any formulation relating to NBTXR3 (the “NBTXR3 Inventions”). As such, MD Anderson agrees to transfer any rights it may have in the NBTXR3 Inventions. The Company grants MD Anderson a non-exclusive, perpetual and irrevocable license, free of charge, for non-profit academic or research purposes to use the NBTXR3 Inventions.
Any inventions and discoveries, other than a NBTXR3 Invention, made in the course of a clinical trial (the “Other Inventions”) are the property of their inventor(s), MD Anderson and/or the Company, as the case may be.
MD Anderson grants the Company a non-exclusive license, free of charge, to any Other Invention it may own as well as an exclusive option to negotiate an exclusive, remunerated license on this Other Invention (the “Option”). If the Company does not exercise the Option or if the parties are unable to reach an agreement on the terms of the license, in each case within a specified period of time, MD Anderson would then be free to license the Other Invention to any third party.
Finally, MD Anderson and the Company are co-owners of the data and clinical results generated in the conduct of the trials performed within the collaboration agreement, it being specified that MD Anderson may use these data for academic or non-profit research purposes. For each clinical trial, MD Anderson and the principal investigator decide on the date, content and authors of the first publication of the clinical data and results, it being specified that the Company has a right of review of such publications. Any unpublished data is considered confidential and may not be transferred by one party to a third party without the written consent of the other party.

Responsibility
The Company shall be liable to MD Anderson, each principal investigator and their affiliates for any damages resulting from NBTXR3 (whether due to the manufacture, design or use by a patient of the product candidate or to the negligence of the Company in the performance of its obligations under the collaboration agreement), subject to any gross negligence or willful misconduct of the indemnified party. In addition, the Company shall be liable for medical costs reasonably incurred by a patient for any treatment resulting directly from the administration of NBTXR3. Accordingly, the Company is required to maintain an insurance policy covering its liability for clinical trials conducted by MD Anderson.MD Anderson is liable to the Company and its affiliates for any damages resulting from (i) injury to a patient that is directly caused by the failure of MD Anderson or its personnel to comply with the trial protocol or (ii) gross negligence or willful misconduct by MD Anderson in the conduct of the trial, subject to any gross negligence or willful misconduct of the indemnified party.
Term and Termination
The collaboration agreement between MD Anderson and the Company is entered into for the duration of the clinical trials, with a term of no less than 5 years.
The agreement may be terminated by either party in the event of a material breach of the other party’s obligations under the agreement which is not remedied within 30 days of the first party’s notification of the breach to that party. Termination of the contract shall not affect the conduct of ongoing clinical trials (other than with respect to the termination of a specific trial, as described below), which shall be conducted in accordance with their original terms.
Either party may terminate a clinical trial (i) in the event of a material breach of the other party’s obligations (including those under the trial protocols) which has not been remedied within 30 days of notification of the breach sent to that party by the former party, (ii) due to health and safety issues related to NBTXR3 or the procedures applicable to that clinical trial, or (iii) if the parties are unable to agree on the identity of the principal investigator to conduct the trial or if the principal investigator does not agree to the terms of the collaboration agreement or trial protocol. In addition, a clinical trial is automatically terminated in the event of withdrawal or rejection of the regulatory approvals required to conduct the trial.
Pursuant to this agreement, the collaboration is implemented under the supervision of a steering committee, comprising three representatives of each party, and provides a process for dispute resolution by a Senior Vice President of MD Anderson and the chairman of the Company’s executive board.

Lian Oncology Limited
On May 11, 2021, the Company entered into a strategic License, Development and Commercialization Agreement (the “LianBio Agreement”) with Lian Oncology Limited, a Hong Kong company, for the development and commercialization of NBTXR3, as a product activated by radiotherapy in the field of oncology, in key parts of Asia—the People’s Republic of China, Macau, Hong Kong, Thailand, Taiwan, South Korea and Singapore (collectively, the “Territory”). The Company has granted LianBio an exclusive, royalty-bearing license which includes, subject to certain conditions, the right for LianBio to grant sublicenses to its affiliates and/or third-party subcontractors involved in the development of NBTXR3.
Obligations of the Parties
Under the LianBio Agreement, LianBio is exclusively responsible for the development and commercialization of NBTXR3 throughout the Territory, except for specified ongoing trials that the Company will conclude. The Company is responsible for the manufacturing of NBTXR3 and will be the exclusive supplier of NBTXR3 to LianBio.
Pursuant to the LianBio Agreement, LianBio will have to enroll a specified percentage of the worldwide total number of patients in the Company’s global Phase 3 registrational study evaluating NBTXR3 for patients with locally advanced head and neck squamous cell carcinoma (NANORAY-312) and each of four other specified global registrational trials across indications and therapeutic combinations. For NANORAY-312, LianBio is expected to enroll approximately 100 patients based on the Company’s current worldwide enrollment expectations. In the event that LianBio does not meet its enrollment undertaking for these trials, LianBio will be responsible for covering certain incremental costs incurred by the Company as a result. Otherwise, LianBio will fund all development and commercialization expenses in the Territory, and the Company will fund all development and commercialization expenses in all other geographies.
For all non-registrational trials (i.e., Phase 1 or Phase 2 trials) undertaken to support the development and approval of NBTXR3, the Company and LianBio have agreed to provide each other with rights to access all clinical efficacy and safety data. For additional registrational trials, the Company and LianBio have agreed to provide each other with rights to access all clinical safety data and to provide an opportunity to license and right of reference to efficacy data, subject to certain cost-sharing and/or enrollment undertakings.

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
As consideration for entering into the LianBio Agreement, the Company received a non-refundable upfront payment from LianBio of $20.0 million in June 2021.
As of the date of this report, the Company is also eligible to receive up to an aggregate of $205 million in potential contingent, development and commercialization milestone payments. The Company will also be eligible to receive tiered, low double-digit royalties based on net sales of NBTXR3 in the Territory, subject to downward adjustment based on enrollment incentives and customary country-by-country competition- and intellectual property-related triggers. Royalties will be payable on a product-by-product and country-by-country basis until the latest of (i) the expiration of the last-to-expire valid claim of a licensed patent covering NBTXR3, (ii) the expiration of regulatory exclusivity of NBTXR3, or (iii) the ten-year anniversary of the first commercial sale of NBTXR3. Upon the expiration of the royalty term in a given country, LianBio shall be granted a perpetual, royalty-free, sublicensable license in such country.
Responsibility
Pursuant to the LianBio Agreement, the collaboration is implemented under the supervision of a joint steering committee, which will include an equal number of representatives of each party, including one member of senior leadership of each of LianBio and the Company, and will meet on a regular basis to provide oversight and facilitate information sharing between LianBio and the Company. In the event of a dispute among representatives at the joint steering committee, the matters shall be escalated to appropriate senior officers of LianBio and the Company. In the event such senior officers cannot reach an agreement on the matters at hand within a set timeframe, LianBio and the Company have agreed that one of the parties shall have the final decision-making authority on certain specific matters, without prejudice to any contractual obligations set out under the LianBio Agreement.
Pursuant to the LianBio Agreement, LianBio’s Territory-specific development and regulatory plan and commercialization in the Territory will be conducted pursuant to LianBio’s Territory-specific plans, which will be subject to periodic updates and joint steering committee review.
The Company retains the first right to prosecute, maintain and defend, at its expense, all of its licensed patents in the Territory. In the event that the Company elects not to prosecute or maintain any such patent in the Territory or not to defend a patent in the Territory, the Company has agreed to notify LianBio, and LianBio shall have the right, but not the obligation, to assume such prosecution, maintenance or defense at its own expense. LianBio shall have the first right to enforce, at its expense, the Company’s intellectual property against infringement in the Territory, except where the Company is enforcing such intellectual property both within and outside the Territory against such infringement. In the event that LianBio elects not to enforce the Company’s intellectual property against infringement in the Territory, it has agreed to notify the Company, and the Company will have the right to enforce such intellectual property at its expense.
The Company and LianBio have agreed to customary confidentiality obligations with respect to trade secrets and confidential or proprietary information disclosed in connection with their respective performance under the LianBio Agreement, subject to customary exceptions. The Company and LianBio have agreed to provide customary indemnification to one another for claims relating to their respective obligations under the LianBio Agreement. LianBio has agreed to maintain a customary liability insurance policy during the term of the LianBio Agreement.
LianBio has undertaken to conduct and ensure that all of its affiliates, sublicensees and subcontractors conduct their business under the LianBio Agreement in accordance with applicable laws and to the extent applicable with respect to certain development activities, FDA and EU medical device requirements.
Dispute Resolution
The LianBio Agreement provides a dispute resolution mechanism with respect to interpretation of rights or obligations and any alleged breaches under the LianBio Agreement. The dispute resolution mechanism provides for the escalation of such matters to the joint steering committee and, if unresolved following such escalation, further escalation to the respective chief executive officers of the Company and LianBio to negotiate in good faith. If such matter is unable to be resolved, the LianBio Agreement provides for arbitration, except that certain disputes relating to intellectual property matters are not subject to such an arbitration requirement and may be brought in courts of competent jurisdiction.
Intellectual Property
The Company and LianBio retain ownership of their respective pre-existing intellectual property. Other inventions and discoveries relating to NBTXR3 made in the course of performing obligations under the LianBio Agreement made solely by the Company or LianBio, as the case may be, will be owned by the respective inventors. To the extent an invention or discovery relating to NBTXR3 is made by LianBio and the Company together, such invention and any related patents will be jointly owned by LianBio and the Company. The rights to file, prosecute and enforce such jointly-owned patents will be determined by mutual agreement through the joint steering committee.
Termination
Unless terminated earlier, the LianBio Agreement will remain in effect for so long as royalties are payable under the LianBio Agreement. The LianBio Agreement may be terminated earlier by either party if the other party commits an uncured material breach. In any event where LianBio has a termination right based on a material breach by the Company, LianBio may elect in lieu of termination to continue the LianBio Agreement, subject to a downward percentage reduction in all milestone and royalty payments.
Either party may also terminate the agreement in the connection with the occurrence of certain insolvency or bankruptcy events with respect to the other party. LianBio may terminate the agreement following a change in control of the Company, subject to a specified notice period. The Company may terminate the agreement under certain circumstances in connection with a change of control of LianBio. The Company may also terminate the LianBio Agreement in the event that LianBio or its affiliates bring or join any challenge to the validity or enforceability of the Company’s patents, subject to certain limited exceptions.
Termination of the LianBio Agreement will terminate all rights, licenses and sublicenses under the agreement, subject to the Company’s agreement, in certain cases, to negotiate in good faith with sublicensees regarding a potential direct license.
According to the LianBio Agreement, the Company and LianBio entered into a clinical supply agreement and a related quality agreement for the purpose of the Company supplying LianBio and LianBio purchasing exclusively from the Company all the required amount of NBTXR3 to to make and/or have made the product for clinical studies conducted within the Territories.

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
In March 2021, in light of disagreements over a number of issues with respect to the development of NBTXR3 in the Asia-Pacific region, the Company and PharmaEngine mutually agreed to terminate the agreement. Accordingly, on March 4, 2021, the Company and PharmaEngine entered into a Termination and Release Agreement. Under the termination agreement the Company will retain all rights to the development and commercialization of NBTXR3 in the Asia Pacific region. The Company has agreed to make total termination payments to PharmaEngine of up to $12.5 million in aggregate. PharmaEngine was eligible for, and received, a $2.5 million payment from the Company following the announcement of its collaboration with LianBio for the Asia-Pacific region. During the six months ended June 30, 2021, PharmaEngine also received $4.0 million from the Company in conjunction with the completion of various administrative steps in connection with the winding-up of the collaboration. In the second half of 2022, PharmaEngine received an additional $1.0 payment following receipt and validation of certain clinical study reports.
PharmaEngine will be eligible to receive a final payment of $5 million upon a second regulatory approval of an NBTXR3-containing product in any jurisdiction of the world for any indication. PharmaEngine is entitled to receive from the Company a low-single digit percentage tiered royalty based on net sales of NBTXR3 in the Asia-Pacific region for a 10-year period commencing on the corresponding first date of sales in the region.
As part of the termination agreement, PharmaEngine has re-assigned to the Company rights for the development, manufacture, commercialization and exploitation of NBTXR3 in the Asia-Pacific region, as well as all development data, regulatory materials, and all regulatory approvals that are in the name of PharmaEngine or its affiliates.
The Company and PharmaEngine also agreed to a mutual release of all claims against the other party and its respective affiliates.

Our research agreements
We have established strategic collaborations with a number of hospitals, clinics and cancer treatment centers in France and abroad. These agreements provide that we may negotiate certain commercial rights with such collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration.
Under the preclinical research agreements for these collaborations, we retain exclusive ownership over any inventions made solely by us. Any invention made solely by a research institution would be owned by the relevant research institution, but would be subject to option to obtain an exclusive license, which would be free for research purposes and royalty-bearing for commercial activities. Inventions made jointly by us and a research institution would be jointly owned. As of December 31, 2022, no inventions under these programs have been made solely by a research institution or jointly by us and a research institution.
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
We have also partnered with The University of Texas MD Anderson Cancer Center in Houston, Texas, to conduct immunotherapeutic preclinical research in lung cancer, combining NBTXR3 and immune checkpoint inhibitors. This research collaboration is distinct from our clinical trial collaboration with MD Anderson and is intended to enable us to generate preclinical data using NBTXR3 activated by radiotherapy plus anti-PD-1 nivolumab (murine version of Opdivo) or other immune checkpoint inhibitors, such as anti-CTLA-4, anti-TIGIT and anti-LAG3.

Government regulation, product approval and certification
Government authorities in the United States, at the federal, state and local level, in the European Union and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we are developing. NBTXR3 and any other therapeutic candidates that we develop must be approved by any relevant health authorities before they may be legally marketed in the relevant country and, in the case NBTXR3 or any other therapeutic candidates would be classified as medical device, must complete the conformity assessment procedure with the relevant Notified Body before they may be legally marketed in the relevant country. In addition, in the European Union, the Group is subject to data protection rules. Finally, the Group’s activities may be qualified as sensitive activities and thus enter into the scope of the foreign investment control regime in France.

Regulation in the United States

United States Drug Development Process
In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act and implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and subsequent compliance with appropriate federal, state and local statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable US requirements at any time during the product development process, approval process or post approval may subject an applicant to administrative and/or judicial sanctions. FDA sanctions may include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.
The process required by the FDA before a drug may be marketed in the United States generally involves the following:
•Completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies in accordance with applicable regulations, including good laboratory practice (GLP) regulations;
•Submission to the FDA of an investigational new drug (IND) application, which must become effective before human clinical trials may begin;
•Performance of adequate and well-controlled human clinical trials in accordance with applicable regulations, including current good clinical practice (GCP) regulations to establish the safety and efficacy of the drug candidate for its proposed indication;

•Submission to the FDA of a new drug application (NDA) for a new drug product;
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
•Potential FDA inspection of the preclinical and/or clinical trial sites that generated the data in support of the NDA; and
•FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States.
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
Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board (IRB), at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers issues such as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.
Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:
•Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion, the side effects associated with increasing doses, and if possible, to gain early evidence of effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.
•Phase 2. The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases or conditions and to determine dosage tolerance, optimal dosage and dosing schedule.
•Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall benefit/risk ratio of the product and provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA. Phase 3 clinical trials usually involve several hundred to several thousand participants.
Post-approval studies, or Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 studies.
IND Annual reports must be submitted annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 clinical trials may fail to be completed successfully within any specified period, if at all. The FDA, the IRB or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated checkpoints based on access to certain data from the study. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.
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
In addition, under the Pediatric Research Equity Act (PREA), an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).
The FDA reviews the completeness of each NDA submitted before accepting it for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing or refusing to file within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the Prescription Drug User Free Act (PDUFA), the FDA has ten months from the 60-day filing date in which to complete its initial review of a standard NDA and respond to the applicant, and six months from the 60-day filing date for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.
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
After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the

NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.
If a product receives regulatory approval, the approval may be significantly limited to specific diseases, patient populations and dosages, or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. For example, the FDA may require Phase 4 testing which involves clinical trials designed to further assess a drug’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also determine that a risk evaluation and mitigation strategy (REMS) is necessary to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS, and the FDA will not approve the NDA without an approved REMS. Depending on FDA’s evaluation of a drug’s risks, a REMS may include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution requirements, patient registries and other risk minimization tools. Following approval of an NDA with a REMS, the sponsor is responsible for marketing the drug in compliance with the REMS and must submit periodic REMS assessments to the FDA.
Fast track, breakthrough therapy and priority review designations
The FDA is authorized to designate certain products for expedited development or review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, breakthrough therapy designation and priority review designation.
To be eligible for a fast track designation, the FDA must determine that a product candidate is intended to treat a serious or life threatening disease or condition and demonstrates the potential to address unmet medical needs for the condition. Fast track designation provides opportunities for more frequent interactions with the FDA review team to expedite development and review of the product candidate. The FDA may also agree to review sections of the NDA for a fast track product candidate on a rolling basis before the complete application is submitted.
A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation. A product candidate can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.
Finally, the FDA may designate an NDA for priority review if the product candidate treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines at the time that the marketing application is submitted, on a case-by-case basis, whether the product candidate represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by, among other things, evidence of increased effectiveness, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months from the filing date for an NDA for a new molecular entity.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, fast track designation, priority review and breakthrough therapy designation do not change the standards for approval and may not ultimately expedite the development or approval process.
Accelerated approval pathway
A drug product may also be eligible for accelerated approval if it is designed to treat a serious or life-threatening disease or condition and provides a meaningful therapeutic benefit over existing treatments. Such product candidates can be approved upon a determination that the product candidate has an effect on either a surrogate endpoint that is reasonably likely to predict clinical benefit or on an intermediate clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the disease or condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials to verify and describe the predicted effect on IMM or another clinical endpoint. If a post-approval study is required, FDA must specify conditions, which may include enrollment targets, study protocol, and milestones, including the target date of study completion. A failure to meet these conditions may result in a determination by the FDA that the sponsor failed to conduct a required post-approval study with due diligence. FDA may require one or more post-approval studies to be underway prior to approval, or within a specified time period after approval. The FDA may withdraw approval of a drug or indication approved under accelerated approval on an expedited basis if, for example, the confirmatory trial fails to meet the specified conditions of the accelerated approval, including the conduct of any required post-approval study with due diligence.
Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval. In addition, all promotional materials for products approved under the accelerated approval program are subject to prior review by the FDA.
Recently, the accelerated approval pathway has come under scrutiny within the FDA and by Congress. The FDA has put increased focus on ensuring that confirmatory studies are conducted with diligence and, ultimately, that such studies confirm the benefit. The Food and Drug Omnibus Reform Act of 2022 (FDORA) granted the FDA additional enforcement authority FDA to take action for failure to conduct a required post approval study with due diligence, including a failure to meet any required conditions specified by FDA or to submit timely reports. FDORA also created a formal expedited withdrawal procedure for drugs approved through accelerated approval, including notice and explanation of the proposed withdrawal, an opportunity for a meeting and written appeal, an opportunity for public comment on the proposed withdrawal, and convening an advisory committee.

Post-Approval Requirements
Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among other requirements, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not consistent with the drug’s approved labeling (known as “off-label use”), limitations on industry sponsored scientific and educational activities, and requirements for promotional activities involving the Internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.
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
The FDA also may require Phase 4 testing and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures, such as a REMS. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

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

Healthcare Laws
Healthcare providers, physicians and others will play a primary role in the recommendation, and the incorporation into treatment regimes, of drug products, if approved. A pharmaceutical manufacturer’s business operations in the United States and its arrangements with clinical investigators, healthcare providers, consultants, third-party payors and patients expose it to broadly applicable federal and state fraud and abuse and other healthcare laws. These laws may impact, among other things, research, proposed sales, marketing and education programs for product candidates that obtain marketing approval. Restrictions under applicable US federal and state and foreign healthcare laws and regulations include, but are not limited to, the following:
•the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing compensation, including any kickback, bribe or rebate, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;
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
•US federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members; and
•analogous state or foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state and local laws that require the registration of pharmaceutical sales representatives, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

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
Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent US Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products.
In August 2022, the United States enacted the Inflation Reduction Act of 2022 (IRA), which includes two policies that are designed to have a direct impact on drug prices. The IRA requires the federal government to negotiate prices for certain high-cost drugs covered under Medicare and requires drug manufacturers to pay rebates to Medicare if they increase prices faster than inflation for drugs used by Medicare beneficiaries
Additionally, in May 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients who have been diagnosed with life-threatening diseases or conditions who have tried all approved treatment options and who are unable to participate in a clinical trial to access certain investigational treatment options to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.
We cannot predict the ultimate content, timing or effect of any changes to the ACA or other federal and state reform efforts, and there can be no assurance that any such health care reforms will not adversely affect our future business and financial results.

Regulation in the EU
In the EU, health products qualify typically as medicinal products or as medical devices. Applicable regulations and standards vary between each of these types of products, as well as the regulatory body counterparts and associated regulatory processes for obtaining market authorizations.
The demarcation between the definitions of “medical device” and “medicinal product” can sometimes be blurred, or difficult to draw, for some products referred to as “borderline products.” In order to determine whether a product constitutes a medical device or a medicinal product, a number of factors must be taken into account, including the claims regarding the function of the product, the mode of action on the human body and the primary intended purpose of the product. The classification of our product, NBTXR3 as a medical device is supported by the conformity assessment procedure applied by the relevant EC Notified Body, which led to the drawing up of the EU Declaration of Conformity, as well as by the opinions released in 2009 and in 2011 by the national competent authorities of Ireland and Spain, respectively.
Once established, the classification as “medical device” of NBTXR3 is technically applicable in all EU countries, although dissenting views cannot be categorically ruled out in individual countries. For European countries which are not part of the EU, classification decisions are taken at a national level by the relevant regulatory authorities.

An Evolving Regulatory Framework
On May 26, 2021, after a four year transition period, the Medical Devices Regulation (Regulation (EU) 2017/745, the “MDR”) became fully applicable and introduced substantial changes to the previous regulatory regime applicable to medical devices (including in particular Directive 93/42/EEC, the “MDD”).
Under the transitional provisions of the MDR, until May 26, 2021, the certification procedures underlying the CE marking of medical devices could be carried out, at the manufacturer’s choice, either in accordance with the MDR or in accordance with the MDD. Where a manufacturer elected to perform certification under the MDD - as we did in connection with our NBTXR3 product for the treatment of STS - the related certificates originally remained valid until their expiry date and at the latest until May 26, 2024 (for certificates issued on or after May 25, 2017, thereby allowing sale of products until that date if they continue to comply with the MDD and provided that no significant changes are brought to these devices’ design or intended purpose).
However, on March 15, 2023, the European Parliament and the Council adopted an amendment to the MDR which extends the validity of certificates issued under the MDD, under certain conditions, until December 31, 2027 for medical devices of high risk class (class III and some class IIb) and December 31, 2028 for some medical devices of lower risk class. This amendment will become applicable after publication in the Official Journal of the European Union.
Manufacturers of those devices that are certified under the MDD have to comply with a number of requirements of the MDR set out in its article 120 (e.g., those relating to post-market surveillance and vigilance).
Under the MDR, all devices incorporating or consisting of nanomaterials are classified as Class III if they present a high or medium potential for internal exposure. The MDR introduced higher clinical data requirements for such Class III devices.
The MDR also introduced increased scrutiny of conformity assessments by Notified Bodies for Medical Devices. For certain high-risk devices, Notified Bodies must submit their clinical evaluation assessment report to the European Commission for evaluation by an independent expert panel, except for the products which are exempted according to Article 54(2) of the MDR.
In addition, under the MDR, manufacturers of Class III devices are subject to a new annual safety reporting requirement called the Periodic Safety Update Report (PSUR), aimed at capturing the results and conclusions of the analyses of the post-market surveillance data gathered as a result of the manufacturer’s post market surveillance plan.
Additional guidance and legislation further specifying the applicable requirements and obligations under the MDR is expected. We are in the process of assessing the impact of and preparing for compliance with, the MDR and associated acts and guidance on our business. Due to these new regulatory requirements, conformity assessment procedures in the EU may experience delays.

CE Marking Requirements
As manufacturers of medical devices, in the EU we are required under the MDR to affix a CE mark to our products in order to sell our products in Member States of the EU. The CE mark is a symbol that indicates conformity with the applicable regulatory requirements.
Medical Devices in the EU are classified in four different classes (I, IIa, IIb and III) depending on their inherent risk. The MDR includes specific rules on classification of medical devices. Class III devices such as our NBTXR3 are subject to a conformity assessment by a Notified Body designated for the evaluation of such device types.

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
The conduct of a clinical investigation is subject to EU Member State national laws. For instance, in France, there are specific rules governing the protection of patients (including, for example, regarding consent and insurance).

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

Notified Bodies and Conformity Assessment Procedures
To demonstrate compliance with the applicable regulatory requirements, manufacturers of medical devices must follow a conformity assessment procedure which varies according to the type of medical device and its risk classification. Except for certain Class I devices, a conformity assessment procedure typically requires the intervention of an independent organization accredited to conduct conformity assessments, known as a “Notified Body”. Under the conformity assessment procedure we have elected to follow for our products, the Notified Body audits and examines the technical documentation and the quality system applied to the design, manufacture and final inspection of our products. If we successfully complete the applicable procedure, the Notified Body issues an EC certificate of conformity. These certificates entitle a manufacturer to affix the CE mark to its medical devices after having also prepared and signed a “EU declaration of conformity” indicating that the product meets the applicable regulatory requirements. The certificate of conformity is valid for a maximum of five years. While we have successfully completed the applicable regulatory procedures for our NBTXR3 product for the treatment of STS under the Medical Device Directive 93/42/EEC, we cannot guarantee that we will succeed in obtaining appropriate certification under the MDR once the certificate issued under the MDD for NBTXR3 will expire, or that all our product candidates will be equally successful.
The certificate of conformity can be suspended or withdrawn, e.g., where a Notified Body finds that pertinent regulatory requirements are not met and the manufacturer has not implemented appropriate corrective measures within the time limit set by the Notified Body. The same may be true for any new products that we may develop in the future.

The MDR strengthened the rules on the designation, organization and surveillance of Notified Bodies. These must meet the same high quality standards throughout the EU and have permanent availability of sufficient administrative, technical and scientific personnel as is necessary to carry out their tasks. Notified Bodies must carry out inspections of manufacturers’ premises, some of which are unannounced.

Post-Market Vigilance
Once CE-marked and placed on the European Economic Area (EEA) market, medical devices are subject to vigilance requirements. In accordance with these requirements, manufacturers must report incidents to the competent authorities and are required to take appropriate “field safety corrective actions” to prevent or reduce the risk of serious incidents associated with devices made available on the market. Such actions must also be communicated to users through field safety notices. Manufacturers must equally report statistically significant increases in the frequency of certain incidents by means of trend reports.
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
The most common standard methodologies aimed at the processing of data in connection with research are the following:
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
•Decision No. 2018-155 of May 3, 2018 concerning the approval of a standard methodology for the processing of personal data carried out within the context of research in the field of non-human research or of health studies and evaluations with high public relevance (standard methodology MR-004).
In certain specific cases, entities processing health personal data may have to comply with article L1111-8 of the French Public Health Code which imposes certain certifications for the hosting service providers.

Foreign investment control regime in France
Over the past few years, the French government has strengthened its foreign investment control regime. Thus, as at the date of the Universal Registration Document, any investment:
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
Additionally, within the scope of the article L151-3 of the French Monetary and Financial Code, in the context of the ongoing COVID-19 pandemic, the Decree (décret) n°2020 892 dated July 22, 2020, as amended by the Decree (décret) n°2020-1729 dated December 28, 2020, by the Decree (décret) n°2021-1758 dated December 22, 2021 and by the Decree (décret) n°2022-1622 dated December 23, 2022, has created a new 10% threshold of the voting rights applicable until December 31, 2023 for the non-European investments (i) in an entity governed by French law and (ii) whose shares are admitted to trading on a regulated market, replacing the 25% above-mentioned threshold for certain activities.
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

Regulation in Asia
We have licensed to a partner our right to develop and commercialize NBTXR3 in some territories within the Asia-Pacific region. We anticipate that the development and commercialization, if any, of NBTXR3 in the Asia-Pacific region would initially target Taiwan, China and Japan.

Taiwan
In Taiwan, NBTXR3 has been classified as a drug for regulatory purposes. It is worth noting, however, that this classification may be subject to change by the competent health authority up to the submission by the Company or, as the case may be, by its licensee of a marketing authorization request.
Taiwan Drug Development Process
Under the Pharmaceutical Affairs Act (PAA), the competent authority at central government level is the Taiwan Ministry of Health and Welfare (MOHW). The Taiwan Food and Drug Administration (TFDA) under the MOHW is in charge of the administration, inspection and testing of pharmaceutical products (including drugs and medical devices). Companies that plan to import drugs into or manufacture drugs in Taiwan must receive a prior drug permit license from MOHW and comply with other applicable laws and regulations in Taiwan. Sale of drugs in Taiwan is also subject to applicable laws and regulations. The drug development and marketing process in Taiwan mainly involves preclinical tests, clinical trials, manufacturing and post-market monitoring. The said process is subject to scrutiny and/or approval by the TFDA, such as IND, approval (which must be approved by the TFDA before human clinical trials may begin) and NDA approval. Additionally, according to the PAA, unless otherwise announced by the MOHW, for purposes of pharmaceutical products manufacture, the factory facilities, equipment, organization and personnel, production, quality control, storage, logistics, handling of customer complaints, and other matters requiring compliance shall comply with the Pharmaceutical Good Manufacturing Practice Regulations; the manufacture may only begin after the MOHW has completed its inspection and granted approval and the pharmaceutical products manufacture license has been obtained. After marketing, the pharmaceutical products are still subject to applicable and regulations. For instance, with respect to the post-marketing monitoring, a manufacturer or an importer of a new drug defined under the PAA shall collect safety information on drug use available both domestically and abroad during the safety monitoring period; in addition to making report following the Regulations Governing the Reporting of Severe Adverse Reactions of Medicines, such manufacturer or an importer shall also file periodic safety update report to MOHW within the specified time period.

People’s Republic of China
In the People’s Republic of China (excluding Hong Kong, Macau and Taiwan), NBTXR3 has been classified as a drug for regulatory purposes. It is worth noting, however, that this classification may be subject to change by the competent health authority up to the submission by the Company or, as the case may be, by its licensee of a marketing authorization request.
A market approval is required for its development and commercialization. Extensive data derived from preclinical laboratory tests and studies meeting the requirements of Chinese law are required to support the granting of approval by the National Medical Product Administration (NMPA) for a new drug product to proceed with clinical trials. If clinical trials sufficiently establish that the product is safe and effective, the NMPA will issue approval for the product to be marketed. Similar to the United States and the EU, the process for obtaining such marketing approval is lengthy, although the Chinese government has recently made efforts to reduce the time required and to streamline the process. After obtaining marketing approval, the marketing approval holder must conduct post-marketing approval studies to closely monitor the use of the product for purposes of reporting its demonstrated safety and efficacy to the NMPA. Further, the marketing approval holder must closely monitor any adverse events or product quality issues, and disclose any such events or issues to the NMPA, as well as potentially to other government agencies and the public. An overseas entity must appoint a domestic agent in assisting it to apply for market approval in China, and the approval holder and its domestic agent will be jointly liable for the aforementioned obligations.

Japan
In Japan, NBTXR3 has been classified as a drug for regulatory purposes. It is worth noting, however, that this classification may be subject to change by the competent health authority up to the submission by the Company or, as the case may be, by its licensee of a marketing authorization request.
The Ministry of Health, Labour and Welfare (MHLW) regulates drugs and medical devices under the Pharmaceuticals and Medical Devices Act (PMD Act) and its implementing regulations. The MHLW delegates part of the oversight to the Pharmaceuticals and Medical Devices Agency (PMDA), an independent administrative institution. In order to market a drug or a highly-controlled medical device in Japan, marketing authorization must be obtained in advance. Foreign companies that plan to import drugs or medical devices into Japan must be registered with the MHLW through a separate process. The process for obtaining marketing authorization includes preclinical tests, clinical trials and compliance review of the application for marketing authorization by the PMDA. After marketing authorization is obtained, drugs and medical devices are subject to continuing regulations under the PMD Act. For example, a new drug is subject to periodic reexamination by the MHLW and the marketing authorization holder must continue to collect clinical data during such specified reexamination period. In addition, the marketing authorization holder must report to the MHLW when it learns of new information regarding the efficacy and safety of its product, including occurrences of adverse events.

C. Organizational Structure

Nanobiotix S.A. is a société anonyme organized under the laws of the French Republic.

The following chart shows our organizational structure as of December 31, 2022:

Subsidiary Name	Jurisdiction of Organization	Ownership & Voting Interest Held by Nanobiotix S.A.
Nanobiotix Corp.	Delaware	100% (held directly)
Nanobiotix Germany GmbH	Germany	100% (held directly)
Nanobiotix Spain S.L.U	Spain	100% (held directly)
Curadigm S.A.S.	France	100% (held directly)
Curadigm Corp.	Delaware	100% (held indirectly through Curadigm S.A.S.)

Nanobiotix also has a Swiss branch (succursale) in Lausanne, Switzerland.

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
Our approximately 1,195 square meter manufacturing facility is located in the Villejuif BioPark, a scientific research and innovation center just outside of Paris, France. The lease for the facility, which began on July 1, 2017 and was renewed in 2021, has a term of 9 years, ending June 30, 2030. The facility, which we opened in November 2017, expanded our potential production capacity with the aim to produce NBTXR3 for our current and contemplated clinical trials and the initial commercial phase.
The Company owns equipment for its research, development and manufacturing activities. This equipment was valued at €354 thousand (after depreciation) as of December 31, 2022 compared to €443 thousand at December 31, 2021.
We also rent office space for Nanobiotix Corp., our wholly owned U.S. subsidiary, in Cambridge, Massachusetts on a month-to-month basis. We have no significant lease commitments with respect to our foreign subsidiaries.
Since January 1, 2019, following the application of IFRS 16 – Leases, the Company recognizes all eligible lease contracts in its consolidated balance sheet (see Note 6. Property, plant and equipment).
We believe that our existing facilities are adequate for our near-term needs, and we believe that suitable additional or alternative office and manufacturing space will be available as required in the future on commercially reasonable terms.

Payments due per period at December 31, 2022

(in thousands of Euros)	Payments due per period
	At 1 year the most	At more than 1 year and up to 5 years	Over 5 years	Total
Simple leases	1,064	3,912	940	5,916

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

You should read the following discussion of our operating and financial review and prospects in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this Annual report. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect our current plans, estimates, expectations and beliefs and involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of various factors. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this Annual Report, particularly in sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Financial Overview
The following selected statement of consolidated operations data for the years ended December 31, 2022, 2021, and 2020 and the selected statement of consolidated financial position data as of December 31, 2022 and December 31, 2021 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB.
The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes beginning on page F-1 of this Annual Report, as well as the sections titled “Operating And Financial Review And Prospects” included elsewhere in this Annual Report.
Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the year ended December 31,
(in thousands of Euros)	2022	2021	2020
Statement of consolidated operations data:
Total revenues and other income	4,776	2,647	2,512
Operating income (loss)	(46,702)	(52,579)	(36,428)
Net loss for the period	(57,041)	(47,003)	(33,590)

	As of December 31,
(in thousands of Euros)	2022	2021	2020
Statement of consolidated financial position data:
Cash and cash equivalents	41,388	83,921	119,151
Total assets	59,769	101,769	134,030
Total shareholders’ equity	(27,045)	26,790	70,468
Total non-current liabilities	48,878	38,134	44,522
Total current liabilities	37,936	36,845	19,041

Operation Overview
We are a late-stage clinical biotechnology company focused on developing first-in-class, physics-based product candidates that use our proprietary nanotechnology to seek to improve treatment outcomes for millions of patients around the world.
As of December 31, 2022, our lead product candidate, NBTXR3, has been administered to approximately 300+ patients. We are currently prioritizing the development of NBTXR3 in the United States and the European Union for the treatment of head and neck cancers, including locally advanced as well as recurrent and/or metastatic disease. Alongside our NBTXR3 development program in locally advanced head and neck cancer, we are also pursuing a robust development program to study the use of RT-activated NBTXR3 followed by immune checkpoint inhibitors across several solid tumor indications. Initially, we intend to leverage the data collected pursuant to our I-O Program to advance treatment for patients with R/M HNSCC that is resistant to prior immunotherapy. Our long-term strategy further seeks to expand the opportunity for NBTXR3 by replicating our head and neck cancer development program in additional solid tumor indications. See “Item 4. Information on the Company” for further information.
As of December 31, 2022, we had cash and cash equivalents of €41.4 million. See “—Liquidity and Capital Resources” below for additional information. There was no revenue recognized for 2022, and for the years ended December 31, 2021 and 2020, we had de minimis revenue. We have not generated significant revenues to date from product sales or royalties, and we do not expect to generate significant revenues from product sales or royalties unless and until our product candidates are approved for marketing and are successfully commercialized. Historically, we have financed our operations and growth through issuances of new shares, refunds of research tax credits, conditional advances and grants awarded by governmental agencies, as well as bank loans. From our inception in 2003 through December 31, 2022, we have received more than €324.4 million in financing in the form of external fundraising, loans and repayable advances. See ‘‘—Liquidity and Capital Resources’’ below for additional information.
Since our inception, we have recorded operating losses every year, due primarily to research and development expenses incurred in connection with our efforts to advance our development program for NBTXR3. Our net losses were €57.0 million, €47.0 million, and €33.6 million for the years ended December 31, 2022, 2021, and 2020, respectively. Our net losses may fluctuate significantly from year to year, depending on the timing of our clinical trials and our expenditures on other research and development activities. We anticipate that our expenses and capital requirements will increase substantially in connection with our ongoing activities, as we:
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
We expect our cash operating expenses will be slightly higher than in 2022 as we continue to conduct our clinical trials. We will incur expense to meet our commitments to complete our clinical trials. We believe, we will need additional funding to pursue preclinical and clinical activities, obtain regulatory approval for, and to commercialize our product candidates. Our ability to successfully transition to profitability will be dependent upon achieving a level of revenues adequate to support our cost structure. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

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

Financial Operations Overview

Revenues and Other Income
Revenues
No revenue was recognized for the year ended December 31, 2022. Our limited revenues during the years ended December 31, 2021, and 2020 were mainly derived from the charging-back of external contract research organization costs that we incurred on behalf of PharmaEngine in connection with development support received as part of our license and collaboration agreement with PharmaEngine. In March 2021, we entered into a Termination and Release agreement, pursuant to which we and PharmaEngine agreed to discontinue our collaboration.

Other Income
Our other income consists of grants and subsidies from government agencies and refundable research tax credits as well as income for supply services, in the framework of the clinical supply agreement signed in May 2022 with LianBio. The Company shall supply LianBio with NBTXR3 licensed product for the purpose of the development of licensed products in LianBio’s territory. See note 4.1 and note 15 below for further details.

Grants and Subsidies
We have received various grants and other assistance from the government of France and French public authorities, including through Bpifrance (formerly OSEO Innovation), since our inception. The funds are intended to finance our operations or specific projects. Grants and subsidies are recognized in income as the corresponding expenses are incurred independently of cash flows received.

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
The Company has benefited from the research tax credit since its creation.

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
All of these research and development expenses (R&D) incurred to date have been recorded as expenses, with the Company considering that the technical feasibility of its development projects will not be demonstrated until the issuance of the approvals necessary for the marketing of its products, which is also the time at which substantially all of the development costs will have been incurred.
Selling, General and Administrative (SG&A) Expenses
SG&A expenses mainly comprise administrative payroll costs, overhead costs relating to our headquarters in Paris, and costs such as accounting, legal, human resources, communications and market access activities.
We anticipate that our SG&A expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential commercialization of NBTXR3. We also continue to incur expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory, internal control, and tax-related services associated with maintaining compliance with Nasdaq listing and SEC requirements, with Sarbanes-Oxley Act of 2002, director and officer insurance premiums, and investor relations costs.
Other Operating Income (Loss)

Other operating income (loss) mainly relates to payments to PharmaEngine in accordance with the termination and release agreement signed between the parties. See note 4.2 and note 16.5 below for further details.

Net Financial Income (Loss)
Net financial income (loss) comprises primarily to the restructuring impact of the EIB loan, amended on October 2022, interest costs mainly on the EIB loan, foreign exchange gains and losses and the interest costs on leases related to the application of IFRS 16. Financial expenses are partially offset by interest income on short-term bank deposits.

A. Operating results
We have one operating segment, which is the research and development of product candidates that use proprietary nanotechnology to transform cancer treatment.

Comparison of the years ended as of December 31, 2022, 2021 and 2020
Our results of operations for the years ended as of December 31, 2022, 2021 and 2020 are summarized in the table below:

	For the year ended December 31,
(in thousands of euros)	2022	2021	2020
Revenues and other income
Revenues	—	10	50
Other income	4,776	2,637	2,462
Total revenues and other income	4,776	2,647	2,512
Research and development expenses	(32,636)	(30,378)	(24,330)
Selling, general and administrative expenses	(17,857)	(19,434)	(14,611)
Other operating income and expenses	(985)	(5,414)	—
Total operating expenses	(51,478)	(55,226)	(38,941)
Operating income (loss)	(46,702)	(52,579)	(36,428)
Financial income	3,533	6,360	201
Financial expenses	(13,863)	(780)	2,646
Financial income (loss)	(10,329)	5,580	2,847
Income tax	(10)	(5)	(9)
Net loss for the period	(57,041)	(47,003)	(33,590)

Revenues and Other Income
Revenues and other income increased by €2.1 million, or 80%, from €2.6 million for the years ended December 31, 2021 to €4.8 million for the year ended December 31, 2022, mainly driven by research tax credit. For the years ended December 31, 2020 and 2021, the revenues and other income increased by €135 thousand, from €2.5 million to €2.6 million.
The components of our revenues and other income are set forth in the table below:

	For the year ended December 31,
(in thousands of euros)	2022	2021	2020
Services	—	5	50
Other sales	—	5	—
Total revenues	—	10	50
Research tax credit	4,091	2,490	1,927
Subsidies	135	126	526
Other	550	21	10
Total other income	4,776	2,637	2,462
Total revenues and other income	4,776	2,647	2,512
Revenues
There was no revenue recognized for the year ended December 31, 2022.
All of our revenues for the years ended December 31, 2021 and 2020 were derived from the chargeback of external contract research organization costs in connection with development support provided to PharmaEngine as part of our license and collaboration agreement.

Other income
Total other income increased significantly to €4.8 million for the year ended December 31, 2022 compared to €2.6 million and €2.5 million for the years ended December 31, 2021 and 2020, respectively. The increase in each period was mainly due to higher research tax credit.
Research tax credit increased from €1,927 thousand in 2020 to €2,490 thousand in 2021 and to €4,091 thousand in 2022 due mainly to an increase of research and development expenses, and to the inclusion of additional eligible expenses from contract research organizations for clinical trials, mainly related to the 312 study.
The decrease of €400 thousand in subsidies between 2020 and 2021 is mainly due to the €312 thousand provided by the French State as part of the ‘‘partial unemployment measure’’, a national plan allowing companies, facing economic challenges posed by the COVID-19 pandemic to receive approximately 84% of specific employees’ net salaries from the French State, that had been exceptionally granted in 2020.
Subsidies also included the Bpifrance Deep Tech Grant received by Curadigm SAS, €187 thousand of which was recognized as other income in the year ended December 31, 2020, €126 thousand for the year ended December 31, 2021, and €135 thousand of which was recognized for the year ended December 31, 2022.
The line item Other mainly includes income for supply services, in the framework of the clinical supply agreement signed in May 2022 with LianBio (see Note 4.1 to the consolidated financial statements), amounting to €474 thousand for the year ended December 31, 2022. See note 4.1 and note 15 for further details.

Research and Development Expenses
Research and development expenses for the years ended December 31, 2022, 2021 and 2020 are summarized below:

	For the year ended December 31,
(in thousands of euros)	2022	2021	2020
Purchases, sub-contracting and other expenses	(20,415)	(19,562)	(12,734)
Payroll costs (including share-based payments)	(10,868)	(9,605)	(10,306)
Depreciation, amortization and provision expenses	(1,353)	(1,211)	(1,290)
Total research and development expenses	(32,636)	(30,378)	(24,330)

The total amount of expenses incurred with respect to research and development activities increased by €2.3 million, or 7.4%, from €30.4 million for the year ended December 31, 2021 to €32.6 million for the year ended December 31, 2022. This net increase was mainly due to:
•Purchases, sub-contracting and other expenses increased by €0.9 million, or 4.4% for the year ended December 31, 2022 as compared with the same period in 2021. This reflects the increase of the clinical development activities, especially driven by our global Phase 3 clinical trial for elderly head and neck cancer patients ineligible for platinum-based (cisplatin) chemotherapy (NANORAY-312).); and
•an increase of €1.3 million, or 13% in payroll costs, which was mainly due to cost of living adjustments and higher bonus expenses.
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
•a decrease of €0.7 million, or 6.8%, in payroll costs, which was mainly due to a change in the mix and in the location of research and development staff; and
•a decrease of €79 thousand in depreciation, amortization and provision expenses primarily due to the application of the IFRS 16 standard.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses for the years ended December 31, 2022, 2021 and 2020 are summarized below:

	For the year ended December 31,
(in thousands of euros)	2022	2021	2020
Purchases, fees and other expenses	(7,792)	(9,638)	(6,482)
Payroll costs (including share-based payments)	(9,688)	(9,379)	(7,789)
Depreciation, amortization and provision expenses	(378)	(417)	(340)
Total SG&A expenses	(17,857)	(19,434)	(14,611)
Our SG&A expenses decreased by €1.6 million, or 8.1%, from €19.4 million for the year ended December 31, 2021 to €17.9 million for the year ended December 31, 2022. This was primarily due to:
•a decrease in purchases, fees and other expenses of €1.8 million, or 19%. This variation reflects the Company’s actions to reduce reliance on external support for core activities as well as rationalization of and cost savings achieved relative to the services procured.
•an increase of €0.3 million or 3.3% in payroll costs mainly driven by the recruitment of a General Counsel in 2022.
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
•an increase of €1.6 million or 20.4% in payroll costs due to a change in the mix and location changes of SG&A staff (more US based employees); and
•Depreciation, amortization and provision expenses increased from €340 thousand in 2020 to €417 thousand in 2021, primarily due to the to the extension of Villejuif leases.

Operating Income (Loss)
Our operating loss decreased by €5.9 million, or 11.2% from €52.6 million for the year ended December 31, 2021 to €46.7 million for the year ended December 31, 2022. This decrease mainly relates to an increase of €2.1 million in other income and a decrease in operating expenses of €3.7 million driven by a decrease in the payment made pursuant to the PharmaEngine Termination Agreement in 2022 (€1.0 million) compared to 2021 (€5.4 million) along with our efforts on our clinical trial development priorities, along with the internalization of key functions.
At December 31, 2022, our workforce totaled 102 employees, which is 2 positions more than the 100 employees for the same period in 2021.

Our operating loss increased by €16.2 million, or 44.3%, from €36.5 million for the year ended December 31, 2020 to €52.6 million for the year ended December 31, 2021. This increase is mainly due to our efforts on our clinical trial development priorities (NANORAY-312), along with the expense of €5.4 million pursuant to the termination and release agreement with PharmaEngine.
At December 31, 2021, our workforce totaled 100 employees, which is 10 positions more than the 90 employees for the same period in 2020.

Net Financial Income (Loss)
Net financial income (loss) decreased by €15.9 million, from an income of €5.6 million for the year ended December 31, 2021 to a €10.3 million loss for the year ended December 31, 2022. This decrease was primarily attributable to the restructuring of the EIB financing with a negative one-off IFRS9 valuation impact of €6.9 million, higher interest costs on the EIB loan by €4.9 million, and lower foreign exchange gains by €2.0 million. See note 12.1 and note 18 for further details.
Net financial income (loss) increased by €2.7 million, from a €2.8 million income for the year ended December 31, 2020 to an income of €5.6 million for the year ended December 31, 2021. The increase was primarily attributable to the increase in foreign exchange gains as a result of gross proceeds of our global offering, which included our U.S. initial public offering in a US dollar bank account.

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
•loans, conditional advances and grants awarded by governmental entities, including:
◦our EIB finance contract and royalties agreement granted by the EIB in July 2018 and amended in October 2022, from which we drew (i) the initial tranche of €16.0 million (repayable in a single installment at maturity, except for payment-in-kind (“PIK”) interest capitalized until and due in October 2024) upon satisfying the requisite documentary criteria in October 2018 and (ii) the second tranche of €14.0 million (repayable in semi-annual installments of principal and interest after a two year grace period) in March 2019 upon achieving the requisite performance criteria (the positive evaluation of the Phase 3 clinical benefit/risk ratio of NBTXR3 for the treatment of STS by the French notified body covering medical devices, GMED, and the successful identification of the recommended NBTXR3 dosage in our locally advanced head and neck cancer clinical trial).
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
As noted above, we drew the initial tranche in October 2018 and the second tranche in March 2019. The terms of the EIB loan provide for a final €10.0 million third tranche if we satisfy the applicable performance criteria prior to July 26,

2021. The disbursement of the third tranche is dependent on conditions which were not met by July 31, 2021. Consequently the Company has not requested the final tranche of the EIB loan, and the third tranche is no longer available.
On October 18, 2022, the Company and the EIB amended the finance contract and the royalty agreement described below (all together, the “Amendment Agreements”) to re-align the Company’s outstanding debt obligations with its expected development and commercialization timelines.
Under the finance contract as amended, the final repayment date for the outstanding principal under the two drawn tranches is fixed on the earliest of (i) June 30, 2029 and (ii) the third royalty payment date (being June 30 of the third financial year starting after commercialization of NBTRX3, defined as the first Financial Year in which the Group first achieves net sales in excess of EUR 5,000,000 (the “Commercialization”)) for the first tranche and the second royalty payment date (being June 30 of the second financial year starting after Commercialization) for the second tranche.
Prior to repayment at maturity (or earlier prepayment), interest on the first tranche shall accrue at the rate of 6% annually, with such interest being capitalized and added to the outstanding principal. Interest on the second tranche is payable semi-annually in arrears at a 5% fixed rate. Interest on any overdue amounts accrues at an annual rate equal to the higher of the applicable rate plus 2% or EURIBOR plus 2%.
An amount of €5.4 million in interest accrued as payment-in-kind (“PIK”) on the first tranche shall be prepaid in October 2024, except in the case of the closing of a collaboration agreement in which case the PIK will be subject to an earlier redemption by October 2023. Going forward, principal on the first tranche will accrue interest at the unchanged rate of 6% annually, with such interest being capitalized and due as PIK interest at maturity.
We may repay, in whole or in part, any tranche, together with accrued interest upon 30 days prior notice, subject to the payment of a customary prepayment fee. EIB may require us to prepay all outstanding amounts under the EIB loan in connection with certain events, including a substantial reduction in the anticipated cost of our NBTXR3 development program, a prepayment of certain non-EIB financing, certain change of control events, Dr. Laurent Levy ceasing to be our principal executive officer or ceasing to hold a specified number of shares, or certain dispositions of assets related to our NBTXR3 development program, in each case, subject to the payment of a customary prepayment fee.
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
As part of the restructuring implemented by the Amended Agreements, Nanobiotix is subject to a financial covenant that requires maintenance of a minimum cash balance equal to the outstanding principal owed to EIB, which totals €25.3 million at December 31, 2022. However, Nanobiotix has obtained a 15 million euros temporary waiver, until July 31, 2023, and has reached an agreement in principle with EIB to automatically extended it until January 31, 2024 should (a) a business development partnership, collaborative or strategic alliance have become effective before July 31, 2023 and (b) the contractual documentation is signed within fifteen days following the date of this form 20-F. Failing this extension period, and except if it has obtained appropriate funding prior, the Company is expected to be in breach of this temporary waiver as of July 31, 2023..
Any of our subsidiaries whose gross revenues, total assets or EBITDA represents at least 5% of our consolidated gross revenues, total assets or EBITDA is required to guarantee our borrowings under the EIB loan.
Pursuant to the royalty agreement, we also committed to pay royalties to EIB calculated on an annual basis for a period of six financial years starting on the first year of Commercialization and payable on each June 30 after closing of the relevant financial year. The amount of royalties payable is calculated based on low single-digit royalty rates, which vary according to the number of tranches that have been drawn and indexed on our annual sales turnover.
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
As part of the restructuring implemented by the Amended Agreements, Nanobiotix has agreed to pay an additional milestone payment of €20 million to EIB at the latest on June 30, 2029. An accelerated payment schedule for this additional milestone payment would be triggered calling for the repayment in two equal installments due one year and two years after Commercialization, respectively. Further, should the Company secure non-dilutive capital through the execution of any business development deal, this accelerated payment schedule for the additional milestone payment would be triggered by reflecting a prorated payment amount not exceeding 10% of any upfront or milestone payment received by Nanobiotix.

PGE Loans
On June 5, 2020, the Company received initial approval from each of HSBC France and Bpifrance for two State-guaranteed loans (prêts garantis par l’État) of €5.0 million each, representing a total amount of €10 million. Accordingly, the Company entered into two agreements with HSBC France and Bpifrance Financement, respectively, each providing for a €5 million State guaranteed loan.
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
The Bpifrance PGE Loan has a six-year term and is 90% guaranteed by the French State. The Bpifrance PGE Loan bears no interest for the first 12-month period but, following such 12-month period and for the subsequent five years, bore an interest rate of 2.25% per annum, inclusive of an annual State guarantee fee of 1.61% per annum. The principal and interest of the Bpifrance PGE loan is repaid in 20 quarterly installments from October 31, 2021 until July 26, 2026. The Bpifrance PGE Loan must be repaid upon the occurrence of customary events of default.

Bpifrance Advances and Loans
Except in the event we are unable to commercialize NBTXR3, we have undertaken to repay the total amount of our €2.1 million advance under the Strategic Industrial Innovation program in 16 quarterly installments beginning December 31, 2022 and ending September 2026.
We have undertaken to repay the €2.0 million interest-free innovation loan from 2016 in 16 quarterly installments of €125 thousand each, beginning in September 2018. Accordingly, we repaid €0.3 million in 2018 and €0.5 million in 2019. Due to COVID-19, Bpifrance allowed us to defer two quarterly payments otherwise due in 2020, which will be due, without fees or penalties, at the end of the initial reimbursement period. The 2016 innovation loan was fully repaid as of December 31, 2022.
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

Equity Line
The Chairman of the Executive Board, acting under the authority of the Executive Board of Directors held on May 18, 2022, and in accordance with the 21st resolution from the Annual Shareholders’ Meeting of April 28, 2021, has decided to set up an equity line financing agreement (PACEO).

In accordance with the terms of said agreement executed on May 18, 2022, Kepler Cheuvreux, acting as the underwriter of this facility, committed to underwrite up to 5,200,000 shares, over a maximum timeframe of 24 months starting from May 2022. Should Nanobiotix choose to use this facility, the shares will be issued based on the lower of the two daily volume weighted average market price for the two trading days prior to each issue, minus a maximum discount of 5.0% (See Note 4.1.6.10 Share Capital - Equity Line Agreement).

Historical Changes in Cash Flows
The table below summarizes our cash inflows and outflows for the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31,
(in thousands of euros)	2022	2021	2020
Net cash flows from (used in) operating activities	(37,104)	(29,872)	(27,538)
Net cash flows from (used in) investing activities	138	(242)	(112)
Net cash flows from (used in) financing activities	(5,651)	(5,180)	111,769
Effect of exchange rates changes on cash	83	64	(63)
Net increase (decrease) in cash and cash equivalents	(42,533)	(35,230)	84,056

Cash Flows from / used in operating activities
Our net cash flows used in operating activities was €37.1 million and €29.9 million for the years ended December 31, 2022 and 2021, respectively.
The net cash flows used in operating activities for the year ended December 31, 2022 (€37.1 million), increased by €7.2 million compared to the net cash used in operating activities in 2021 (€29.9 million), primarily due to a €2.0 million improvement of cash-flows used in operating activities, reflecting a strict monitoring of or clinical studies operating expenses and a reduction of cash outflows related to SG&A activities, which is fully offset by a €9.2 million negative change in working capital compared to 2021, but only due to the one-off favorable impact in 2021 (€16.5 million LianBio upfront payment received). Without this one-off impact, working capital variance would be favorable by €7.3 million in 2022 compared to 2021.
See Section A - Operating Results of Item 5 for more details of the change in operating loss.
Net cash flows used in operating activities for the year ended December 31, 2021 was primarily attributable to €11.5 million in changes in working capital mainly composed of operating expenses reflecting the increase of the clinical development activities, especially driven by the launch of our global Phase III clinical trial for elderly head and neck cancer patients ineligible for platinum-based (cisplatin) chemotherapy (NANORAY-312). These funds were partially offset by:
•€16.5 million relating to the LianBio upfront payment; and
•€4.9 million of impact of deferred income related to financial liabilities discounting effect.

Cash Flows from / used in investing activities
Our net cash flows received from investing activities was an inflow of €138 thousand for the year ended December 31, 2022, is composed by a €230 thousand positive cash effect on non-current financial assets corresponding to a deposit repayment received from Paris offices lessor amounting to €133 thousand and the end of our liquidity contract with Gilbert Dupont amounting to €97 thousand, offset by a €92 thousand outflow for fixed asset acquisitions.
Our net cash flows used in investing activities was €242 thousand for the year ended December 31, 2021 compared to €112 thousand for the year ended December 31, 2020. The increase of €130 thousand was primarily due to a €96 thousand increase in fixed asset acquisitions.

Cash Flows from / used in financing activities
The net cash flows used in financing activities slightly increased by €0.5 million between 2022 and 2021 and are mainly composed of bank and leasing debt reimbursements.
Our net cash flows from (used in) financing activities were €(5.7) million, €(5.2) million and €111.8 million for the periods ended December 31, 2022, 2021 and 2020, respectively. The cash used in financing activities for the periods ended December 31, 2022 and 2021 mainly relate to the loans repayments and interests paid.

The net cash flows from (used in) financing activities of €111.8 million for the period ended December 31, 2020 was primarily attributable to the €82.9 million of net proceeds, after deducting underwriting commissions and offering expenses, from our U.S. initial public offering in December 2020 and the €20.0 million of gross proceeds received in July 2020 as a result of a capital increase from a private placement of ordinary shares.

The carrying value and activity of our repayable advances and loans is as follows:

(in thousands of euros)	Bpifrance advance	Interest-free Bpifrance loan	EIB Loan	Curadigm Bpifrance advance	HSBC “PGE”	Bpifrance “PGE”	Total
As of January 1, 2021	2,216	974	29,251	285	5,020	5,044	42,790
Principal received	—	—	—	—	—	—	—
Impact of discounting and accretion	17	19	(5,817)	16	17	(14)	(5,762)
Accumulated fixed interest expense accrual	32	—	1,758	—	26	120	1,936
Accumulated variable interest expense accrual	—	—	4,214	—	—	—	4,214
Repayment	—	(500)	(3,033)	—	(33)	(112)	(3,678)
As of December 31, 2021	2,266	493	26,374	300	5,030	5,038	39,501
Principal received	—	—	—	—	—	—	—
Impact of discounting and accretion and initial fair value determination of new instrument	3	7	6,855	17	(1)	(7)	6,874
Accumulated fixed interest expense accrual	47	—	1,643	—	42	111	1,843
Accumulated variable interest expense accrual	—	—	3,740	—	—	—	3,740
Repayment	—	(375)	(2,858)	—	(661)	(425)	(4,319)
As of December 31, 2022	2,316	125	35,754	317	4,409	4,717	47,638

Leases liabilities
We adopted IFRS 16 - Leases using the ‘‘modified retrospective method’’ starting on January 1, 2019 and recorded rights of use assets and lease liabilities for the amounts of the discounted lease payments outstanding for the remainder of our leases. During the year ended December 31, 2022, net lease liabilities decreased by €1.0 million to €5.5 million since December 31, 2021. See Note 12.2 of our consolidated financial statements for details regarding the lease liabilities.

Liquidity contract with Gilbert Dupont
Consistent with customary practices in the French securities market, in 2012 we entered into a liquidity contract with Gilbert Dupont, an investment company in France, which agreement authorizes Gilbert Dupont to carry out market purchases and sales of our shares on the regulated market of Euronext in Paris in order to provide liquidity in the trading market, which agreement was amended on November 30, 2018. The cash and the value of the ordinary shares held in the liquidity account are classified in other non-current financial assets in our statement of consolidated financial position. The liquidity contract was terminated on December 20, 2022 and on this termination date, the following resources that appear on the liquidity account set up under this contract represented €71,489.96 and 22,118 shares of the Company, corresponding to less than 0.1% of the Company’s share capital.

Operating Capital Requirements
We expect our future cash operating expenses will be slightly higher than in 2022 as we continue to conduct our clinical trials. We will incur expenses to meet our commitments to complete our clinical trials. We believe we will need additional funding to pursue preclinical and clinical activities, obtain regulatory approval for, and to commercialize our product candidates.

Pursuant to the terms of the finance contract for our EIB loan, for so long as the EIB loan remains outstanding, we are required to maintain a cash balance equal to the outstanding principal owed to EIB -- € 25.3 million as of December 31, 2022. The remaining principal of the loan would become payable as soon as the cash balance strikes this minimum amount of 25.3M€. However, Nanobiotix has obtained a 15M€ temporary waiver, until July 31, 2023, and has reached an agreement in principle with EIB to automatically extended it until January 31, 2024 should (a) a business development partnership, collaborative or strategic alliance have become effective before July 31, 2023 and (b) the contractual documentation is signed within fifteen days following the date of this form 20-F. Failing this extension period, and except if it has obtained appropriate funding prior, the Company is expected to be in breach of this temporary waiver as of July 31, 2023.

Accordingly, these events and conditions indicate that a material uncertainty exists that may cast significant doubt about the Company’s ability to have a sufficient cash position to cover operating needs for at least the next 12 months, to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.
Until we can generate a sufficient amount of revenue from our product candidates, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, research tax credits and other government subsidies,capital allocation optimization in priority development pathways, and potential milestone payments under third-party collaborations. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional funding in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities (including pursuant to the 2022 Equity Finance Line), it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects. These factors raise substantial doubt about the Company’s ability to continue as a going concern as there is no assurance that the Company will be successful in satisfying its future cash needs.
Our estimates of the period of time through which our financial resources will be adequate to support our operations and the costs to support research and development activities are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in “Item 3.D—Risk Factors”. We have based our estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.
Our present and future funding requirements will depend on many factors, including, among other things:
•the size, progress, timing and completion of our clinical trials;
•the monitoring of capital allocation and incurred costs;
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

Capital Expenditures

	For the year ended December 31,
(in thousands of euros)	2022	2021	2020
Increases in software and other intangible assets	1	5	11
Increases in property, plant, and equipment	319	228	96
Total increases in capital expenditures	320	233	107

For the year ended December 2022, our capital expenditures were comprised primarily of €246 thousand related to tangible assets in progress for technical equipment and €73 thousand of new office and IT equipment.
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
The Company believed that because of the risks and uncertainties related to the grant of regulatory approval for the commercialization of its product candidates, the technical feasibility of completing its development projects will only be demonstrated when requisite approvals are obtained for the commercialization of products. Accordingly, pursuant to IAS 38 (see note 5 for details), the Company has recognized all of its research and development costs incurred as an expense in 2022 and prior periods.
In the years ended December 31, 2022, 2021 and 2020, we incurred expenses of €32.6 million, €30.4 million and €24.3 million, respectively, on research and development.

D. Trend information
For a discussion of trends, see “Item 4B. Business Overview,” “Item 5A - Operating Results” and “Item 5B - Liquidity and Capital Resources.” Other than as disclosed in these sections, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates
Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. Some of the accounting methods and policies used in preparing our financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances. The actual value of our assets, liabilities and shareholders’ equity and of our losses could differ from the value derived from these estimates if conditions change and these changes have an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are described in Note 3.2 to our audited consolidated financial statements as of December 31, 2021 and 2022 and for each of the three years ended December 31, 2020, 2021 and 2022.

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

Name	Age	Position(s)
Executive Board Members:
Dr. Laurent Levy, Ph.D.	51	Chairman of the Executive Board and Co-founder (Principal Executive Officer)
Mr. Bart Van Rhijn	50	Chief Financial Officer (Principal Financial Officer)
Ms. Anne-Juliette Hermant	49	Chief People Officer
Supervisory Board Members:
Dr. Gary Phillips	57	Chairman
Ms. Anne-Marie Graffin	61	Vice Chairwoman
Dr. Alain Herrera, M.D.	72	Member
Mr. Enno Spillner	53	Member
Mr. Christophe Douat	60	Observer
Executive Board Members
The following is a brief summary of the business experience of the members of our executive board.
Dr. Laurent Levy, Ph.D. is the co-founder of Nanobiotix and has served as our Chairman of our executive board since March 2003. He was first appointed as Chairman of the Executive Board of the Company on May 27, 2004. He has extensive experience in sciences and techniques related to nanotechnologies. His research at the frontier of biotechnology and nanotechnologies has resulted in the development of a number of concrete applications such as NBTXR3, which could open a new method for cancer treatment.
Prior to founding Nanobiotix, he served from 2000 to 2003 as consultant for Altran Technologies and worked in the development of the application of nanotechnologies with companies such as Sanofi S.A., Guerbet S.A., and Rhodia S.A., as well as for early-stage biotechnology companies. He has served as president of the supervisory board of Valbiotis S.A. (Euronext Paris: ALVAL) since March 2017, as a founding member of the Nanomedicine Translation Advisory Board since June 2014 and as vice chairman of the executive board of the European Technology Platform on Nanomedicine since December 2012. He is the author of more than 35 international scientific publications and communications, has made several innovations that led to patent applications and patents granted, and regularly speaks on the topic of using nanoparticles to fight cancer.
Laurent Levy holds a Doctorate in Physical Chemistry, specializing in nanomaterials, from the Pierre and Marie Curie University (Université Paris VI Pierre et Marie Curie) in Paris and from the CEA (Commissariat à l’Énergie Atomique et aux Énergies Alternatives), and a DEA (advanced studies and diplomas) in Physics of condensed matter from the UPVI-ESPCI (Paris), followed by a post-doctoral fellowship at the Institute for Lasers, Photonics and Biophotonics, SUNY (State University of New York), Buffalo, USA.
Mr. Bart Van Rhijn brings extensive experience in consultancy, technology, and life sciences industries and joined Nanobiotix in 2021 after nearly 3 years as chief financial officer at Servier Pharmaceuticals, LLC (Servier US).
Prior to Servier US, he held leadership roles in prominent organizations in Europe and North America, including PricewaterhouseCoopers, Philips and Galderma in Head of Tax, Senior Director of Mergers and Acquisitions, and Head of Finance positions. Bart Van Rhijn’s track record reflects a relentless commitment to streamlining business operations, driving growth, and unlocking value. His varied experiences include the successful reorganization of a healthcare technology-enabled services business, coordination of strategic financing transactions, and the efficient scaling of commercial businesses. Bart Van Rhijn has a strong commitment to organizational health and empowers his teams to embrace innovation, challenge the status quo, and drive optimal results while putting patients and customers first. In addition, Bart Van Rhijn is a venture partner at an emerging technology fund and co-founder of a podcast production start-up.
Bart Van Rhijn received master’s degrees in Civil Law and Tax Law at Leiden University, The Netherlands, obtained his MBA with honors from Babson’s Olin School of Management, and his Certified Management Accountant (CMA) certification from the Institute of Management Accountants.
Ms. Anne-Juliette Hermant joined Nanobiotix in 2019 after more than 20 years in HR, Corporate Social Responsibility and Public Affairs roles in both private and public sectors.
Prior to joining Nanobiotix, she had spent 15 years in AXA. She was at first the Founder and Head the AXA Research Fund, a €100 million fund created to support frontier science in all fields related to an understanding of the risks faced by human societies; she then served as the Chief Learning Officer of the AXA Group, before contributing to the creation of a new AXA division, AXA Partners, as Global Head of Talent, Development, Culture & Corporate Responsibility.
Prior to her AXA years, she had started her carrier supporting the evolution and transformation of various organizations in government and non-government sectors.
A firm believer in education and research as critical foundations for the development of human societies, she served on the Boards of some European research & higher education institutions, including HEC, the Toulouse School of Economics, the Institut Mines-Telecom or the Ecole des Ponts. She is currently Vice-Chairman of the Board of the Fondation Nationale Entreprise et Performance.
Anne-Juliette Hermant graduated from the Ecole Normale Supérieure and the Institut d‘Etudes Politiques de Paris. She is also the holder of the Agrégation de Littérature Française and of a DEA (Certificate of Advanced Study/ABD) in French Literature from the University Paris 3-Sorbonne Nouvelle.
Supervisory Board Members
The following is a brief summary of the business experience of the members and observer of our supervisory board.
Dr. Gary Phillips has served as Chairman of our supervisory board since May 2021. Dr. Phillips has over 30 years of experience in the pharmaceutical and healthcare industries, leading commercial operations, clinical medicine, business strategy and development functions. Dr. Phillips serves as the Chief Business Officer of the Swiss oncology biotech company Anaveon AG. Before joining Anaveon in 2022, he was president and chief executive officer of OrphoMed, Inc. in the United States. Dr. Phillips previously worked with Mallinckrodt Pharmaceuticals, where he had served as Executive Vice President and Chief Strategy Officer and President of their Autoimmune and Rare Diseases business. Prior to that role, he was Head of Global Health & Healthcare Industries at the World Economic Forum, served as President of Reckitt Benckiser Pharmaceuticals North America (now Indivior), and held dual roles as President, U.S. Surgical and Pharmaceuticals and Global Head of Pharmaceuticals at Bausch & Lomb. In addition, Dr. Phillips has served in executive roles at Merck Serono, Novartis, and Wyeth. Dr. Phillips earned a B.A. in Biochemistry summa cum laude from the College of Arts and Sciences at the University of Pennsylvania, an MBA from the Wharton School at the University of Pennsylvania, and an M.D. with Alpha Omega Alpha distinction from the School of Medicine at the University of Pennsylvania. Dr. Phillips maintains an active medical license and practiced as a general medicine clinician/officer in the U.S. Navy, from which he was honorably discharged as a lieutenant commander.
Ms. Anne-Marie Graffin has served as a supervisory board member since 2013, as chairwoman of the appointments and compensation committee since 2017 and as Vice Chairwoman of the supervisory board since July 2017. She has over 20 years of experience in life sciences and pharmaceutical companies. She has served as a non-executive board member of Valneva SE (Nantes, FR – Vienna, AT) since 2013 of Sartorius Stedim Biotech SA (Aubagne, FR – Goëttingen, Ger) since 2015 and of Vetoquinol SA since September 2022. Ms. Graffin has expertise in both developing market access strategies and driving biotechnology companies’ growth. She has been a consultant to the pharmaceutical industry since 2011, developing many initiatives within the innovation and startups fields, connecting biotech and medtech startups with major EU venture capital firms and investors. Previously, she was an executive vice president at Sanofi Pasteur MSD, a European leader in the vaccine field, and acted as a member of the Executive Committee. Prior to working at Sanofi Pasteur MSD, she worked for five years at ROC as international group manager and at URGO Laboratories as brand manager for 3 years. Ms. Graffin graduated from ESSEC Business School Paris.
Dr. Alain Herrera, M.D. has served as a supervisory board member since 2013. Dr. Herrera has more than 25 years of experience in the pharmaceutical industry with a strong focus in oncology drug development and marketing. Dr. Herrera currently works at Alain Oncologie Consulting, an oncology consultancy company he started and at Onward Therapeutics SA as co-founder and CMO. Previously, Dr. Herrera has served as Head of Corporate Development PharmaEngine and Managing Director of PharmaEngine Europe Sarl, as well as the head of the Oncology business at Sanofi-Aventis for 10 years. He also served as Vice President for the Global Oncology Business Strategy and

Development from 2007-2008 and Head of the Global Oncology Franchise from 1998-2007. While at Sanofi-Aventis, he contributed to the worldwide registration of Oxaliplatin (Eloxatin®) and Rasburicase (Fasturtec®/Elitek®), as well as the Gastric and Head & Neck indications for Docetaxel (Taxotere®). Prior to Sanofi-Aventis, he served as Chairman of Chiron Therapeutics Europe, Managing Director at Pierre Fabre Oncology Laboratories and Head of the Oncology Platform at Roger Bellon (Rhône Poulenc). He serves as a non-executive board member of Emercell SAS (Montpellier, Fr), ErVaccine SA (Lyon, Fr), Onward Therapeutics SA (Lausanne, Sw), IDDI (Ottignies, Belg), PDC’Line (Liège, Belg). Dr. Herrera has also served as a Hematologist Consultant at Antoine Beclere Hospital until 2019.
Mr. Enno Spillner has served as a Supervisory Board member and chairman of the audit committee since 2014. He has 24 years of experience in the life science industry and currently serves as Chief Financial Officer and Member of the Executive Board at Formycon AG. From July 2016 to March 2023, he served as Chief Financial Officer and Member of the Management Board at German biotech company Evotec SE. From March 2013 until June 2016, he served as Chairman of the Management Board, Chief Executive Officer and Chief Financial Officer of 4SC AG. From September 2005 to March 2013 he acted as Chief Financial Officer of 4SC AG. Enno Spillner started his life science industry career as Head of Finance and Managing Partner of the Munich-based biotech venture fund, BioM AG. He was also Managing Director of two portfolio companies, ACTIPAC Biosystems GmbH and Munich innovative Biomaterials GmbH. Currently he also serves as Member of the Supervisory Board of Leon Nanodrugs GmbH and supports Fox Corporate Finance in his role as Member of the Life Science Advisory Board. Prior to moving into the life science field, he was engaged in the media and marketing industry. Enno Spillner earned his Dipl.-Kaufmann degree (Masters in Business) at the University of Bamberg, Germany.
Mr. Christophe Douat serves as a supervisory board observer and is entitled, in this capacity, to attend all meetings of the supervisory board in a non-voting capacity. Mr. Douat previously served as member of the supervisory board from 2011 until 2017 and from 2006 to 2009 when he was the lead investor. He is currently CEO of Medincell (MEDCL, Euronext), a pharmaceutical company that specializes in drug delivery technologies. Mr. Douat worked at the venture capital company Matignon Investissement & Gestion from 2001 to 2009. Mr. Douat is also an alumnus of the Boston Consulting Group. He graduated from École des Mines de Paris, an engineering French “Grande Ecole”, and holds a master’s of science in engineering (U.S.A.) and an MBA (Canada).

Family Relationships
There are no family relationships among any of our executive board members or supervisory board members.

Board Diversity
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
We continue to pursue a policy that reflects our commitment to diversity and equality at all levels of the Company. As of the date of this Annual Report, women are represented on both the Supervisory Board and the Executive Board and represent 59% of our total employees.

B. Compensation

Compensation of Supervisory Board and Executive Board Members
The aggregate compensation paid and benefits in kind granted by us to our current executive board members and supervisory board members, including share-based compensation, for the year ended December 31, 2022 was €2,971,406. The total amount set aside or accrued to provide pension, retirement or similar benefits was € 18,025 for the year ended December 31, 2022.
Pursuant to the “say on pay” regime applicable to companies listed on the regulated market of Euronext in Paris, the payment of compensation (whether fixed, variable or exceptional) attributed for a financial year to any member of the supervisory or executive board is subject to approval at the next ordinary general meeting. All payments of variable or exceptional compensation for the year ended December 31, 2022 detailed below are subject to approval at the annual combined shareholders’ meeting to be held to approve the financial statements for the year ended December, 2022.

Executive Board Compensation
The following table sets forth information regarding the compensation earned by our executive board members for service on our executive board during the year ended December 31, 2022.

Name	Fixed Compensation (€)	Bonus (€)	Free Shares (€)	Stock Options (€)	All Other Compensation (€)	Total (€)
Dr. Laurent Levy, Ph.D.	380,000(1)	237,120(3)	546,000(4)	212,000(5)	18,025(6)	€1,393,145
Ms. Anne-Juliette Hermant	210,000(2)	99,750(3)	127,400(7)	49,467(8)	—	€486,617
Mr. Bart Van Rhijn	370,687(2)(11)	192,757(3)(11)	218,400(9)	84,800(10)	—	€866,644
(1) Compensation earned for his corporate office (Chairman of the executive board) that was set by the supervisory board.
(2) Compensation earned under an employment agreement.
(3) Reflects variable compensation which corresponds to an annual bonus equal to 60% for Laurent Levy and 50% for the other executive board members of the annual fixed compensation paid on the basis of performance criteria linked to specified individual criteria (representing 50% of said bonus) and the assessment of individual leadership qualities by the supervisory board (representing 50%) (together, the “strategic goals”), multiplied by company‐wide, performance criteria. The Company’s objectives are set by the Executive Board, reviewed by the Appointments and Compensation Committee and approved by the Supervisory Board, with achievement of said objectives assessed by the same committees according to the same procedure.
According to the 2022 compensation policy applicable to the mechanism relating to bonus with regard to the assessment of their respective performance, the final performance evaluation for (1) Laurent Levy has been rated to 104% by the Appointments and Compensation Committee and validated by the Supervisory Board, (2) Bart Van Rhijn to 104% and (3) Anne-Juliette Hermant to 94.5%.
(4) Reflects the valuation of 150,000 free shares granted during the year ended December 31, 2022.
(5) Reflects the valuation of 150,000 stock options granted during the year ended December 31, 2022.
(6) Reflects the value of premiums paid for an unemployment insurance policy with the Garantie Sociale des Chefs et Dirigeants d’Entreprise.
(7) Reflects the valuation of 35,000 free shares granted during the year ended December 31, 2022.
(8) Reflects the valuation of 35,000 stock options granted during the year ended December 31, 2022.
(9) Reflects the valuation of 60,000 free shares granted during the year ended December 31, 2022.
(10) Reflects the valuation of 60,000 stock options granted during the year ended December 31, 2022.
(11) Amount converted into euros (1€ = $1,0539).
Supervisory Board Compensation
The aggregate amount of fees of the supervisory board and observer(s), if any, is determined at the shareholders’ annual ordinary general meeting with regard to a global financial year amount. The supervisory board then divides all or part (at the supervisory board’s discretion) of this aggregate amount among some or all of its members by a simple majority vote. In addition, the supervisory board may grant exceptional compensation (rémunérations exceptionnelles) to individual members on a case-by-case basis for special and temporary assignments. The supervisory board may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by its members in the corporate interest. Furthermore supervisory board members may be offered the option of subscribing, under market conditions, for warrants, the issue price of which will be determined on the day of issuance of the warrants on the basis of their characteristics, if necessary with the assistance of an independent expert. Supervisory board members who are employed by us receive separate compensation as officers or employees.
Lastly, the members of the supervisory board and observer(s) if any, may be granted the ability to subscribe to warrants (bon de souscription d’actions). The subscription and the exercise price will be determined on the day of issuance of the warrants on the basis of their characteristics, if necessary with the assistance of an independent expert.
The shareholders’ general meeting held on June 23, 2022 set such compensation to an annual aggregate amount of up to €260,000 for the 2022 financial year and for each subsequent financial year, until a decision to the contrary is made by the shareholders of the Company at an ordinary shareholders' meeting.
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
The following table sets forth information regarding the compensation earned by our supervisory board members and our supervisory board observer for service on our supervisory board during the year ended December 31, 2022.

Name	Fees earned (€)	Equity Incentives (€)	Total (€)
Dr. Gary Phillips	63,000	—	63,000
Ms. Anne-Marie Graffin	42,000	—	42,000
Dr. Alain Herrera, M.D.	35,000	—	35,000
Mr. Enno Spillner	50,000	—	50,000
Mr. Christophe Douat	35,000	—	35,000

Unemployment Insurance
We purchased officer unemployment insurance (assurance perte d’emploi des dirigeants – GSC) for our Chairman of the executive board, Dr. Laurent Levy, for each of the 2020, 2021 and 2022 fiscal years, at an annual cost of €18,025, €18,025, and €18,025 respectively.

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
As Chairman of the Executive Board, Dr. Levy is entitled to a severance payment equal to (a) eighteen months of his base salary and (b) the annual performance bonus to which the Executive Board member may be entitled for the year of their departure in case of an Event following a Change of Control, For more detailed information, see section below “Severance payment in case of Change of Control.”
No severance payment will be payable if, following resignation, dismissal or non-renewal of executive board membership, Dr. Levy becomes an employee and his duties, responsibilities or compensation have not been reduced nor has he been required to transfer his workplace to another country, in each case, without consent.

Employment Agreement with Bart Van Rhijn
We have entered into an employment agreement with our Chief Financial Officer and member of our executive board, Mr. Bart Van Rhijn, effective June 1, 2021. Under the employment agreement, Mr. Van Rhijn is entitled to an annual base salary of $380,000 in 2021 and $390,668 in 2022 and variable compensation in an amount up to 50% of the annual base salary, depending on the achievement of specified performance objectives. The agreement provides for a 12-month non-compete period following the termination of employment. Unless the Company decides not to apply this non-compete provision by way of a waiver, Mr. Van Rhijn is entitled to compensation during the non-compete period at a rate equal to 80% of his annual base salary and variable compensation. Further, the agreement provides for an exclusivity undertaking during the term of the agreement, and a confidentiality undertaking for the term of the agreement and at all times thereafter. This employment agreement may be terminated by both Mr. Van Rhijn subject to a two-week notice period and by us with or without prior notice.
As Executive Board member, Mr. Bart Van Rhijn is entitled to a severance payment equal to (a) twelve months of his base salary and (b) the annual performance bonus to which the Executive Board member may be entitled for the year of their departure in case of an Event following a Change of Control, For more detailed information, see section below “Severance payment in case of Change of Control.”

Employment Agreement with Anne-Juliette Hermant
On April 1, 2019, we entered into a permanent employment agreement (contrat à durée indéterminée) with our Chief People Officer and member of our executive board, Ms. Anne-Juliette Hermant. Ms. Hermant was entitled to an annual base salary of €180,000 in 2019, €200,000 in 2020, and €210,000 in 2021 and 2022, and variable compensation in an amount up to 50% of the annual base salary, depending on the achievement of specified performance objectives. The agreement provides for a 12-month non-compete period following the termination of employment. Unless the Company decides not to apply this non-compete provision by way of a waiver, Ms. Hermant is entitled to monthly compensation during the non-compete period of two-thirds of her gross monthly compensation for her last month of service with us. Further, the agreement provides for an exclusivity undertaking during the term of the agreement, and a confidentiality undertaking for the term of the agreement and 10 years thereafter. This employment agreement may be terminated by both Ms. Hermant and us under the conditions provided for by regulation and the collective labor agreement applicable to the employee, and subject to a three-month prior notice.
As Executive Board member, Ms. Anne-Juliette Hermant is entitled to a severance payment equal to (a) twelve months of his base salary and (b) the annual performance bonus to which the Executive Board member may be entitled for the year of their departure in case of an Event following a Change of Control, For more detailed information, see section below “Severance payment in case of Change of Control.”

Severance payment in case of Change of Control
After evaluation of the implications of a change of control event on the Company, the Supervisory Board held on April 24, 2023 decided that each of the Executive Board members would benefit from a severance package in case of occurrence of any of the following events:
•a dismissal or non-renewal of the concerned member in the context of a change of control of the Company to the benefit of one or more persons, acting alone or in concert within the meaning of article L. 233-10 of the French commercial code, where the “change of control” would be defined as follows: (a) a merger of the Company, in which said person(s) would hold more than 50% of the share capital and/or voting rights of the surviving entity, or (b) a transfer to such person(s) (by way of sale, contribution (apport) or otherwise) of more than 50% of the share capital and/or voting rights of the Company, or (c) the power granted to such person(s) to dismiss (“révoquer”) and/or appoint a majority of the member of the Executive Board or of the board of directors of the Company (as applicable), or (d) [the decision of the Supervisory Board or the board of directors of the Company (as applicable) to cease all research and development activities of the Company, or (e) the transfer (by way of sale, contribution (apport) or otherwise) of all or substantially all of the assets owned by the Company to the benefit of such person(s) (a “Change of Control”);
•a resignation of the concerned Executive Board member following (a) the dismissal by the person(s) controlling the Company of the majority of the members of the Executive Board or the board of directors of the Company (as applicable) within the 12-month period following a Change of Control,or (b) a significant reduction in duties and responsibilities or compensation (including fixed compensation, benefits in kind, variable compensation or severance pay) or transfer of workplace to another country, within the 9-month period following a Change of Control, in each case, without consent (a “Following Event”).;
•the economic metric of the severance package of each member of the Executive Board is specified in the paragraph applicable to him/her in section 2.2.9.1 above.

Subject to the occurrence of a Following Event or a Change of Control, the Company shall pay a severance package to the concerned member of the Executive Board equal to 12 or 18 months of his/her fixed salary (as applicable), increased by an amount equal to the annual performance bonus to which the concerned member of the Executive Board may be entitled for the year of his/her departure but deducted of any legal and conventional payments owed to the concerned member in his/her quality of officer and/or employee of the Company under applicable law in the context of his/her departure (including any compensation of his/her non-compete undertaking). The severance package shall in no event exceed two years of the fixed and variable compensation of the concerned member of the Executive Board (including, as the case may be, any of the above-mentioned legal or conventional payments).

By exception to the foregoing, if the Following Event occurs (a) within the 6-month period following the effective date of the employment contract of the concerned Executive Board member, the severance package shall be equal to six months of his/her fixed salary, (b) from the 7-month period until the end of 12-month period following the effective date of the employment contract of such member, the severance package shall be equal to his/her prorated fixed salary.

Pursuant to Article L. 22-10-34 of the French Commercial code, such severance packages will be submitted for shareholder approval during the shareholders’ meeting called to approve the Company’s financial statements for the 2022 financial year.

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
As of December 31, 2022, founders’ warrants, warrants, employee stock options and free shares were outstanding allowing for the issuance or purchase of an aggregate of 3,513,246 ordinary shares (assuming that such instruments’ vesting conditions are met) at a weighted average exercise price, if any, of €10.02 per ordinary share. This weighted average exercise price excludes free shares from the computation as an exercise price in that case does not apply.

Founders’ Warrants (BSPCE)
Historically, we have issued founders’ warrants to certain of our employees. However, under applicable law, we can no longer issue founders’ warrants as a result of no longer meeting the criteria to do so.
Founders’ warrants were granted only to our employees who were French tax residents, as they provided favorable tax and social security treatment for French tax residents. Founders’ warrants were also granted to our corporate officers having an employee tax status at the time the founders’ warrants were granted. Similar to stock options, founders’ warrants entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our executive board and at least equal to the fair market value of an ordinary share on the date of grant.

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
By way of exception, the executive board decided to lift the continued service condition to which the exercise of certain founders’ warrants was subject for Mr. Bernd Muehlenweg and Mr. Philippe Mauberna, former members of the executive board, notwithstanding the termination of their employment agreements or corporate offices. The executive board also decided to lift for Mr. Muehlenweg, where applicable, the performance conditions to which the exercise of certain founders’ warrants was subject.

Change in Control Benefits
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
As of December 31, 2022, the following types of founders’ warrants that we have issued are outstanding:

Grant	BSPCE 2012-2 (1)	BSPCE 08-2013 (1)	BSPCE 09-2014 (1)	BSPCE 2015-01 (1)	BSPCE 2015-03 (1)	BSPCE 2016 (1)	BSPCE 2016 Performance (2)	BSPCE 2017 Ordinary (1)	BSPCE 2017 (1)
Date of the shareholders' meeting	May 4, 2012	June 28, 2013	June 18, 2014	June 18, 2014	June 18, 2014	June 25, 2015	June 25, 2015	June 23, 2016	June 23, 2016
Grant date	December 18, 2012	August 28, 2013	September 16, 2014	February 10, 2015	June 10, 2015	February 2, 2016	February 2, 2016	January 7, 2017	January 7, 2017
Total number of BSPCE authorized	500,000	500,000	450,000	450,000	450,000	450,000	450,000	450,000	450,000
Total number of BSPCE granted	100,000	50,000	97,200	71,650	53,050	126,400	129,250	117,650	80,000
Starting date of the exercise of the BSPCE	December 18, 2012	August 28, 2013	September 16, 2015	February 10, 2016	June 10, 2016	February 2, 2017	February 2, 2016	January 7, 2018	January 7, 2017
BSPCE expiry date (3)	December 18, 2022	August 28, 2023	September 16, 2024	February 10, 2025	June 10, 2025	February 2, 2026	February 2, 2026	January 7, 2027	January 7, 2027
Exercise price per BSPCE	€6.63	€5.92	€18.68	€18.57	€20.28	€14.46	€14.46	€15.93	€15.93
Number of shares subscribed as of December 31, 2022	—	—	—	—	—	333	—	—	—
Total number of BSPCEs lapsed or cancelled as of December 31, 2022	100,000	—	11,050	3,200	22,700	25,500	29,191	18,500	—
Total number of BSPCEs outstanding as of December 31, 2022	—	50,000	86,150	68,450	30,350	100,567	100,059	99,150	80,000
Total number of shares available for subscription as of December 31, 2022	—	50,000	86,150	68,450	30,350	100,567	60,106	99,150	80,000
Maximum total number of shares that can be issued	—	50,000	86,150	68,450	30,350	100,567	100,059	99,150	80,000
(1) All such BSPCE can be exercised.
(2)The BSPCE 2016-Performance may be exercised as from their date of grant, subject to the achievement of the following targets:
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
As of December 31, 2022, 60% of the BSPCE 2016-Performance can be exercised, it being specified that, on July 23, 2019, the executive board decided to lift the performance conditions to which the exercise of Mr. Bernd Muehlenweg’s 11,500 BSPCE 2016-Performance was subject. Accordingly, all of Mr. Bernd Muehlenweg’s BSPCE 2016-Performance may be exercised.
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
The term of warrants granted on March 6, 2018 is five years from the date of grant.

Change in Control
The terms of the warrants granted on February 10, 2015 and those granted from January 7, 2017 until March 17, 2020 provide that, unless otherwise decided by our supervisory and executive boards, in the event of a Liquidity Event, the right of any holder to exercise outstanding warrants will be accelerated so that all such warrants may be exercised with effect immediately prior to the completion of the relevant Liquidity Event, subject, if applicable, to continued service by the warrant holder. Any warrant not exercised for any reason on or prior to the date of completion of the relevant Liquidity Event will automatically lapse after this date.
The terms of these warrants provide their holder with the right to exercise all of his or her warrants in the event of a change of control (i.e., through a merger, a transfer of shares or assets, an operation on share capital or liquidation).
As of December 31, 2022, the following types of warrants that we have issued are outstanding:

Grant	BSA 04-2012 (1)	BSA 2013 (1)	BSA 2014 (1)	BSA 2015-1 (2)	BSA 2015-2(a) (3)	BSA 2015-2(b) (3)	BSA 2016-Ordinary(1)	BSA 2016-Performance (1)	BSA 2016-02 (1)
Date of the shareholders' meeting	May 4, 2012	May 4, 2012	June 18, 2014	June 18, 2014	June 18, 2014	June 25, 2015	June 25, 2015	June 25, 2015	June 23, 2016
Grant date	May 4, 2012	April 10, 2013	September 16, 2014	February 10, 2015	June 25, 2015	June 25, 2015	February 2, 2016	February 2, 2016	November 3, 2016
Total number of BSA authorized	200,000	200,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000
Total number of BSA granted	52,500	10,000	14,000	26,000	64,000	6,000	18,103	18,105	8,000
Starting date of the exercise of the BSA	October 23, 2013	April 30, 2014	September 16, 2014	February 10, 2015	June 25, 2015	June 25, 2015	February 2, 2016	February 2, 2016	November 3, 2016
BSA expiry date(15)	May 4, 2022	April 10, 2023	September 16, 2024	February 10, 2025	June 25, 2025	June 25, 2020	February 2, 2021	February 2, 2021	November 3, 2021
Exercise price per BSA	€6.00	€6.37	€17.67	€17.67	€19.54	€19.54	€13.74	€13.74	€15.01
Number of shares subscribed as of December 31, 2022	22,500	—	—	—	—	—	—	—	—
Total number of forfeited or cancelled BSAs as of December 31, 2022	30,000	4,000	4,000	5,000	—	6,000	18,103	18,105	8,000
Total number of BSAs outstanding as of December 31, 2022	—	6,000	10,000	21,000	64,000	—	—	—	—
Total number of shares available for subscription as of December 31, 2022	—	6,000	—	—	—	—	—	—	—
Maximum total number of shares that can be issued	—	6,000	10,000	21,000	64,000	—	—	—	—

Grant	BSA 2017 (2)	BSA 2018 (4)	BSA 2018-01 (4)	BSA 2018-02 (4)	BSA 2019-1 (2)	BSA 2020 (2)	BSA 2021(a) (5)	BSA 2021(b) (6)
Date of the shareholders' meeting	June 23, 2016	June 14, 2017	June 14, 2017	May 23, 2018	May 23, 2018	April 11, 2019	November 30, 2020	November 30, 2020
Grant date	January 7, 2017	March 6, 2018	March 6, 2018	July 27, 2018	March 29, 2019	March 17, 2020	April 20, 2021	April 20, 2021
Total number of BSA authorized	100,000	116,000	116,000	140,000	140,000	500,000	650,000	650,000
Total number of BSA granted	18,000	18,000	10,000	5,820	18,000	18,000	48,103	30,000
Starting date of the exercise of the BSA	January 7, 2017	March 6, 2018	March 6, 2018	July 27, 2018	March 29, 2019	March 17, 2020	April 20, 2021	April 20, 2021
BSA expiry date(15)	January 7, 2022	March 6, 2023	March 6, 2023	July 27, 2028	March 29, 2029	March 17, 2030	April 20, 2031	April 20, 2031
Exercise price per BSA	€15.76	€13.55	€13.55	€16.10	€11.66	€6.59	€13.47	€13.64
Number of shares subscribed as of December 31, 2022	—	—	—	—	—	—	—	—
Total number of forfeited or cancelled BSAs as of December 31, 2022	18,000	—	—	—	—	—	33,672	30,000
Total number of BSAs outstanding as of December 31, 2022	—	18,000	10,000	5,820	18,000	18,000	14,431	—
Total number of shares available for subscription as of December 31, 2022	—	—	—	—	—	—	—	—
Maximum total number of shares that can be issued	—	18,000	10,000	5,820	18,000	18,000	14,431	—
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
(7) See also “—Warrants (BSA)—Term” and “—Warrants (BSA)—Change in Control.”

Stock Options (OSA)
During the 2022 year, we have granted stock options to our employees and the employees of our subsidiaries pursuant to two plans: (1) the 2020 Stock Option Plan (“2020 Plan”), which was adopted by our executive board on February 9, 2021 and approved by our shareholders during the combined shareholders’ meeting held on November 30, 2020 and (2) the 2021 Stock Option Plan ("2021 Plan"), which was adopted by our executive board on June 21, 2021 and approved by our shareholders during the annual combined shareholders’ meeting held on April 28, 2021. Our executive board has also previously adopted the 2019 Stock Option Plan, the LLY 2019 Plan, the 2018 Stock Option Plan, the 2017 Stock Option Plan and the 2016 Stock Option Plan (collectively, the “Former Plans” and together with the 2020 Plan and the 2021 Plan, the “Stock Option Plans”).
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

Our executive board has the authority to amend and modify stock options outstanding under our Stock Option Plans, including the authority to extend the post-termination exercise period of the options, subject to the written consent of the option holders, if such amendments or modifications impair the rights of the option holders.

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
By way of exception, the stock options granted under the LLY 2019 Plan are not subject to any continuous employment condition nor will they lapse in the event of death or disability of the optionee during the exercise period and six months after the death or disability of the optionee. In addition, the executive board decided to lift, for six of our employees and Mr. Philippe Mauberna, former member of the executive board, the continued service condition to which the exercise of their stock options is subject, notwithstanding the termination of their employment agreement. In addition, the executive board decided to accelerate, as from June 30, 2021, the vesting of the OSA 2020 Mr. Philippe Mauberna holds, enabling him to exercise all of them, in the context of his departure from the Company.

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

U.S. Tax Limitations on Incentive Stock Options
The aggregate fair market value, determined at the time of grant, of our ordinary shares issuable under incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our Stock Option Plans may not exceed $100,000 in order to qualify for preferred tax treatment known as Incentive Stock Options (or ISO). Employee stock options, or portions thereof, that exceed such limit will generally be treated as non-statutory stock options. No incentive stock option may be granted to any person who, at the time of grant, owns or is deemed to own shares representing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the exercise price is at least 110% of the fair market value of the shares subject to the employee stock option on the date of grant and (2) the term of the incentive stock option does not exceed five years from the date of grant.

As of December 31, 2022, the following types of stock options that we have issued are outstanding:

Grant	OSA 2016-1 Performance (1)	OSA 2016-2 (2)	OSA 2017 Ordinary (3)	OSA 2018 (4)	OSA 2019-1 (5)	OSA LLY 2019 (6)	OSA 2020 (7)
Date of the shareholders’ meeting	June 25, 2015	June 23, 2016	June 23, 2016	June 14, 2017	May 23, 2018	April 11, 2019	April 11, 2019
Grant date	February 2, 2016	November 3, 2016	January 7, 2017	March 6, 2018	March 29, 2019	October 24, 2019	March 11, 2020
Total number of stock options authorized	450,000	450,000	450,000	526,800	648,000	500,000	500,000
Total number of stock options granted	6,400	4,000	3,500	62,000	37,500	500,000	407,972
Starting date of the exercise of the stock options	February 2, 2017	November 3, 2017	January 8, 2018	March 7, 2019	March 30, 2021	October 24, 2019	March 11, 2021
Stock options expiry date(8)	February 2, 2026	November 3, 2026	January 7, 2027	March 6, 2028	March 29, 2029	October 24, 2029	March 11, 2030
Exercise price per stock option	€13.05	€14.26	€14.97	€12.87	€11.08	€6.41	€6.25
Number of shares subscribed as of December 31, 2022	—	—	—	—	—	—	—
Total number of stock options lapsed or cancelled as of December 31, 2022	6,000	—	3,000	10,000	11,750	—	26,799
Total number of stock options outstanding as of December 31, 2022	400	4,000	500	52,000	25,750	500,000	381,173
Maximum number of shares available for subscription as of December 31, 2022	240	4,000	500	52,000	25,750	—	274,610
Maximum total number of shares that can be issued	400	4,000	500	52,000	25,750	500,000	381,173

Grant	OSA 2021-04 Ordinary (8)	OSA 2021-04 Performance (9)	OSA 2021-06 Performance (10)	OSA 2021-06 Ordinary (11)	OSA 2022-001 Performance (12)	OSA 2022-06 Performance (13)	OSA 2022-06 Ordinary (14)
Date of the shareholders’ meeting	November 30, 2020	November 30, 2020	November 30, 2020	April 28, 2021	November 30, 2020	November 30, 2020	April 28, 2021
Grant date	April 20, 2021	April 20, 2021	June 21, 2021	June 21, 2021	April 14, 2022	June 22, 2022	June 22, 2022
Total number of stock options authorized	850,000	1,000,000	1,000,000	850,000	1,000,000	1,000,000	850,000
Total number of stock options granted	143,200	428,000	60,000	60,000	20,000	170,400	410,500
Starting date of the exercise of the stock options	April 20, 2022	April 20, 2022	June 21, 2022	June 21, 2022	April 14, 2023	June 22, 2023	June 22, 2023
Stock options expiry date(12)	April 20, 2031	April 20, 2031	June 21, 2031	June 21, 2031	April 14, 2032	June 22, 2032	June 22, 2032
Exercise price per stock option	€13.74	€13.74	€12.99	€12.99	€6.17	€4.16	€4.16
Number of shares subscribed as of December 31, 2022	—	—	—	—	—	—	—
Total number of stock options lapsed or cancelled as of December 31, 2022	90,000	60,000	—	—	20,000	13,900	12,500
Total number of stock options outstanding as of December 31, 2022	53,200	368,000	60,000	60,000	—	156,500	398,000
Maximum number of shares available for subscription as of December 31, 2022	18,619	—	—	—	—	—	—
Maximum total number of shares that can be issued	421,200	368,000	60,000	60,000	—	156,500	398,000
(1) The OSA 2016-1 Performance may be exercised as from their date of grant, subject to the achievement of the following targets:
•up to 15% of the OSA may be exercised if the number of patients under treatment is at least equal to 200,
•an additional 15% of the OSA may be exercised if the number of patients under treatment is at least equal to 300,
•an additional 30% of the OSA may be exercised if the number of patients under treatment is at least equal to 400, and
•the balance, i.e., 40% of the OSA, may be exercised if the number of patients under treatment is at least equal to 500. As of December 31, 2022, 60% of the OSA 2016-1-Performance, i.e., 240 OSA 2016-1 Performance, can be exercised.
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
• an additional one-third of the OSA 2021-06 Ordinary as from June 21, 2023; and
• the balance, i.e., one-third of the OSA 2021-06 Ordinary as from June 21, 2024, subject to, for each increment, a continued service condition. The exercise of the OSA 2021-06 Ordinary is also subject to the determination of the recommended dose for two of the three patient cohorts enrolled in Study 1100, in order to be able to define the next stage of the development plan in immuno-oncology before June 21, 2022. The satisfaction of this performance condition shall be acknowledged by the executive board with the approval of the supervisory board. .
(12) The OSA 2022-001 Performance may be exercised as follows:
• up to one-third of the OSA 2022-001 Performance as from April 14, 2023;
• an additional one-third of the OSA 2022-001 Performance as from April 14, 2024; and
• the balance, i.e., one-third of the OSA 2022-001 Performance as from April 14, 2025, subject to, for each increment, a continued service condition. The exercise of the OSA 2022-001 Performance is also subject to the signature of a term sheet relating to a collaboration agreement between Nanobiotix and a third party before June 21, 2022. The satisfaction of this performance condition shall be realized December 31, 2022 the latest. At the date of the report, the conditions related to the signature of a term sheet were not achieved in the timeframe agreed.
(13) The OSA 2022-06 Performance may be exercised under the following conditions:
• 10% of the OSA 2022-06 Performance may be exercised when the market value of a Nanobiotix share on the regulated market of Euronext in Paris reaches €24;
• an additional 10% of the OSA 2022-06 Performance may be exercised when the market value of a Nanobiotix share on the regulated market of Euronext in Paris reaches €30;
• an additional 40% of the OSA 2022-06 Performance may be exercised when the market value of a Nanobiotix share on the regulated market of Euronext in Paris reaches €40; and
• an additional 40% of the OSA 2022-06 Performance may be exercised when the market value of a Nanobiotix share on the regulated market of Euronext in Paris reaches €60, it being specified that (i) among such OSA 2022-06 Performance that may be exercised, and subject to, for each increment, a continued service condition, their holders may only exercise (x) up to 10% of such OSA 2021-06 Performance as from June 22, 2023, (y) an additional 30% of such OSA 2022-06 Performance as from June 22, 2024 and (z) the balance, i.e., 60% of such OSA 2022-06 Performance as from June 22, 2025 and (ii) such additional vesting condition shall be automatically waived in the event of a change of control.
(14) The OSA 2022-06 Ordinary may be exercised as follows:
• up to one-third of the OSA 2022-06 Ordinary as from June 22, 2023;
• an additional one-third of the OSA 2022-06 Ordinary as from June 22, 2024; and
• the balance, i.e., one-third of the OSA 2022-06 Ordinary as from June 22, 2025, subject to, for each increment, a continued service condition.
(15) See also “ Stock Options (OSA) Term” and “—Stock Options (OSA)—Change in Control.”

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
Unless otherwise decided by our supervisory and executive boards, the AGA 2019-1 granted on March 23, 2019, the AGA 2020 granted on March 11, 2020, the AGA 2021 granted on April 20, 2021 and the AGA 2022 granted on June 22,2022 are subject to continued service during the acquisition period (i.e., during a 2-year period starting from the allotment date of the AGA); it being specified that, failing such continued service, the beneficiary definitively and irrevocably loses his or her right to acquire the relevant AGA 2019-1 or AGA 2020 or AGA 2021 or AGA 2022.
In accordance with the AGA Plans, the executive board decided to lift, for three of our employees and Mr. Philippe Mauberna, a former member of the executive board, the continued service condition to which the definitive acquisition of their AGA 2019-1, as applicable, is subject, notwithstanding the termination of their employment agreement. The executive board also decided to lift, for three of our employees, the continued service condition to which the definitive acquisition of their AGA 2021, as applicable, is subject, notwithstanding the termination of their employment agreement.
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

Change In Control
In the event of a change in control of the Company, unless otherwise decided by the executive and supervisory board, all of the free shares shall be completely and definitely acquired:
1.For French tax residents, (i) if the change in control occurs before or on the first anniversary date of the grant, on such anniversary date, or (ii) if the change of control occurs after the first anniversary of grant, on the date of completion of such change in control, it being specified that, in both cases, the relevant free shares will then be subject to a holding period until the second anniversary of the grant.
2.For foreign tax residents, if the change in control t occurs before the second anniversary of the grant, on the first anniversary of the grant, it being specified that the relevant free shares will then be subject to a year-long holding period as from their date of acquisition.
As of December 31, 2022, the following types of free shares that we have issued are outstanding:

Grant	AGA 2018-1	AGA 2018-2	AGA 2019-1	AGA 2020	AGA 2021	AGA 2022
Date of the shareholders’ meeting	June 14, 2017	May 23, 2018	May 23, 2018	April 11, 2019	November 30, 2020	April 28, 2021
Grant date	March 6, 2018	July 27, 2018	March 29, 2019	March 11, 2020	April 20, 2021	June 22, 2022
Total number of free shares authorized	526,800	648,000	648,000	650,000	850,000	850,000
Total number of free shares granted	396,250	6,000	438,250	50,000	362,515	300,039
Date of acquisition (end of the acquisition period)(6)	(1)(2)	July 27, 2020	(3)	March 11, 2022(6)	April 20, 2023	June 22, 2022
Duration of the holding period(7)	(1)	1 year	(3)	1 year	1 year	1 year
Number of shares acquired as of December 31, 2022	340,583	6,000	369,250	50,000	—	—
Total number of free shares lapsed or cancelled as of December 31, 2022	55,667	—	69,000	—	7,804	1,004
Total number of free shares outstanding as of December 31, 2022	—	—	—	—	354,711	299,035
Maximum total number of shares that may be created	—	—	—	—	354,711	299,035
(1) The AGA 2018-1 granted to French tax residents were definitely acquired on March 6, 2020 and were subject to a one-year holding period that ended on March 6, 2021, therefore are not subject to any holding period. Hence, as of the date of the Annual Report, all AGA 2018-1 are definitively acquired and freely transferable.
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

(3) The AGA 2019-1 granted to French tax residents were definitely acquired on March 29, 2021 and were then subject to a one-year holding period which ended on March 29, 2022. The AGA 2019-1 granted to foreign tax residents would have been definitely acquired on March 29, 2022 and would not have been subject to any holding period. However, the AGA 2019‐1 held by foreign tax residents have lapsed as the beneficiaries left the Company before the end of their acquisition period. The acquisition of the AGA 2019-1 granted to members of our executive board was subject to NBTXR3 receiving the CE mark before June 30, 2019. The satisfaction of this performance condition was acknowledged by the executive board on April 27, 2020, with the prior approval of the supervisory board, on April 6, 2020. Hence, as of the date of the Annual Report, all AGA 2019-1 are definitively acquired and freely transferable.
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
(5) The AGA 2021 granted to members of the executive board are conditioned upon the determination of the recommended dose for two out of the three patient cohorts enrolled in Study 1100 in order to define the next steps of the immuno-oncology development plan before April 20, 2023. The satisfaction of this condition must be acknowledged by the executive board, with the prior approval of the supervisory board, before April 20, 2023. Furthermore, the AGA 2021 will be subject to a one-year holding period starting at the end of the two-year acquisition period, i.e. starting April 20, 2023.
(6) The AGA 2022 granted to members of the executive board are conditioned upon the achievement of three of the six below events within the next 24-month period upon attribution:
•RP2D defined in Pancreatic Cancer Trial with data of such quality that it enables the next step (expansion part of trial or subsequent trial);
•Esophageal cancer trial outcome indicates that product is well tolerated, injection treatment feasible and RP2D defined;
•1100 trial escalation phase show an ORR that is higher than SOC of naïve patients treated with PD1 (keynote 048);
•Establish a collaboration / development deal with a pharma or industry (signed term sheet);
•Submission to FDA of a Ph2 or Ph3 protocol for IO combo with R3;
•EIB debt restructuring completed.
The satisfaction of at least three of the six events must be acknowledged by the executive board, with the approval of the supervisory board. Furthermore, the AGA 2022 will be subject to a one-year holding period starting at the end of the two-year acquisition period, i.e. starting June 22, 2024.
(7) See also “—Free Shares (AGA)—Vesting” and “—Free Shares (AGA)—Change In Control.”

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
Further, Nasdaq rules require that listed companies have a compensation committee comprised solely of independent directors and that director nominees be selected solely by independent directors. We follow French home country practice; however, we currently comply with these Nasdaq rules.
Finally, Nasdaq rules require shareholder approval in certain circumstances, including in connection with the issuance of shares as part of an acquisition of stock or assets of another company (Rule 5635(a)), a company change of control within the meaning of Nasdaq’s rules (Rule 5635(b)), when a plan or other equity compensation arrangement is established or materially amended (Rule 5635(c)), and in connection with certain issuances involving 20% or more of the ordinary shares or voting power outstanding before the issuance at a price lower than a minimum price specified in the Nasdaq rules (Rule 5635(d)).

Under French law our shareholders must decide any issuance of equity, as a general matter. Such shareholder approval is typically provided by the adoption of authorizing resolutions at the Company’s annual shareholders’ meeting at which shareholders approve delegations of authority to the Executive Board to increase the Company’s share capital within specified parameters, which may include specified price limitations and/or specific or aggregate limitations on the size of the share capital increase. While the Company views such shareholder approvals to be consistent with the purpose of the Nasdaq shareholder approval rules, it is not certain that Nasdaq would accept the Company’s shareholder-approved resolutions as sufficient to satisfy the Nasdaq shareholder approval rules in connection with a specific transaction. Accordingly, we follow our French home country practice and obtain shareholder approval for delegations of authority (i) to issue equity to the Executive Board, subject to the limitations of such approvals, and (ii) to define the final terms of such transactions (including the final terms of any equity compensation plan or arrangements) to the Executive Board. The Company may, from time to time, ask for our shareholders’ approval in respect of a specific transaction or we may seek subsequent approval of an equity compensation arrangement in order to obtain advantageous tax treatment or otherwise. In addition, under French law, our executive board must obtain the prior approval of our shareholders before issuing equity or establishing or amending a compensatory plan or arrangement that would exceed the limits of the shareholder-granted delegations.

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

Audit Committee
The audit committee monitors the questions relating to the processing and control of accounting and financial information. To this end, it ensures the quality of the Company’s internal controls and the reliability of information provided to shareholders and financial markets.
The duties specifically assigned to the audit committee by the Supervisory Board include, but are not limited to:
▪monitoring the financial reporting process;
▪monitoring the effectiveness of internal control and risk management systems;
▪monitoring the legal audit of the annual and consolidated accounts of the statutory auditors;
▪making recommendations regarding the selection of the Company’s statutory auditors to be appointed by its shareholders, determining their compensation and ensuring their independence;
▪making recommendations regarding the selection of any accounting firm, other than the Company’s statutory auditors, to be appointed for non-audit services;
▪examining the Company’s procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, as well as for the confidential, anonymous submissions by its employees of concerns regarding questionable accounting or auditing matters; and

▪generally advising the Supervisory Board and making recommendations with respect to all of the areas above.
The audit committee may meet or consult with any member of the Executive Board and may conduct internal or external due diligence reviews with respect to any matter that may be relevant to the performance of its duties, so long as the Supervisory Board and the chairman of the Executive Board are informed in advance. In particular, the audit committee has the right to interview the persons involved in the preparation or control of the Company’s financial statements, including the Chief Financial Officer and those persons responsible for significant areas within the Company’s financial department.
The audit committee shall be comprised of at least two members from, and appointed by, the supervisory board, after consultation with the appointments and compensation committee. Members shall be independent in accordance with Nasdaq’s listing rules and Rule 10A-3 of the United States Securities Exchange Act as well as the criteria established by the MiddleNext Code. At least one member shall have specific financial and accounting skills. No member of the audit committee may be a person exercising any management function within the Company and its subsidiaries.
Further, under French law an audit committee may only have two members, whereas Nasdaq requires a three-member audit committee. We currently have two members on our audit committee in accordance with French law. We also have one non-voting observer to the audit committee.
Currently, the audit committee is comprised of two members: Enno Spillner (chairman and independent member) and Gary Phillips (independent member), and one observer, Christophe Douat, who attends in a non-voting capacity. The Supervisory Board has determined that Enno Spillner is an “audit committee financial expert,” as defined by SEC rules and regulations, and that each member qualifies as financially sophisticated under the Nasdaq listing rules.
The audit committee met five (5) times during the 2022 financial year.

Appointments and Compensation Committee
The appointments and compensation committee provides recommendations and proposals to the Executive and Supervisory Board members on the composition and compensation policies of the Executive and Supervisory Boards, and also prepares any related reports to be provided by the Company.
The principal duties and responsibilities of the appointments and compensation committee include, but are not limited to:
▪making recommendations on the composition of the Executive and Supervisory Boards and the Supervisory Board’s committees;
▪annually evaluating independence and submitting to the Supervisory Board a list of its members who may qualify as independent members based on Nasdaq's listing rules and Rule 10A-3 of the United States Securities Exchange Act as well as the criteria set forth in the MiddleNext Code;
▪establishing a succession plan for the Company’s executive officers and assisting the Supervisory Board in the selection and evaluation of Executive and Supervisory Board members;
▪reviewing the main objectives recommended by management regarding the compensation granted to the non-executive officers of the Company, including under free share and stock option plans;
▪reviewing equity incentive plans, including free share plans and stock options or stock purchase options, pension and contingency schemes and benefits in kind for non-executive officers;
▪making recommendations to the Supervisory Board regarding:
◦the compensation, pension and contingency schemes, benefits in kind and other various pecuniary rights, including termination, of the members of the Executive Board. The committee makes recommendations on the amount and structure of Executive Board member compensation, taking into account strategy, objectives, outcomes, and general market practice, and
◦the free share and stock option plans, as well as any similar equity incentive instrument and in particular, the allocation to members of the Executive Board,
▪making recommendations to the Supervisory Board regarding compensation, including equity-based compensation and expense reimbursement, for the members of the Supervisory Board, taking into account corporate goals and objectives and performance of Supervisory Board members in light of such goals and objectives;
▪preparing and presenting the reports provided for in the Supervisory Board internal rules of procedure (règlement intérieur);

▪making any other recommendation that might be requested by the Supervisory Board regarding compensation; and
▪generally advising the Supervisory Board and making recommendations with respect to all of the areas above.
The appointments and compensation committee shall be comprised of at least two members from and appointed by the Supervisory Board. No member of the appointments and compensation committee may be a person exercising any management function within the Company and its subsidiaries. Currently, the appointments and compensation committee is comprised of three members: Anne-Marie Graffin (chairman and independent member), Dr. Alain Herrera and Gary Phillips (independent members).
The Appointments and Compensation Committee met seven (7) times during the 2022 financial year.

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

D. Employees
As of December 31, 2022, we had 102 full-time employees. Of our full-time employees 74 are engaged in research and development and 35 hold a doctorate in medicine, pharmacy or science.
As of December 31, 2022, 90 of our employees were located in Europe and 12 of our employees were located in the United States. None of our employees is subject to a collective bargaining agreement.
We consider our relationship with our employees to be good.

E. Share Ownership
For information regarding the share ownership of our Supervisory and Executive Board members, see “Item 6B.Compensation” and “Item 7A. Major Shareholders.”

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 24, 2023 for:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
•each of our supervisory board members and executive board members; and
•all of our supervisory board members and executive board members as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of April 24, 2023. The percentage ownership information shown in the table is based upon 35,230,483 ordinary shares outstanding as of April 24, 2023. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to founders’ warrants, warrants, stock options and free shares held by that person that are immediately exercisable or exercisable within 60 days of April 24, 2023.
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

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number	%
5% Shareholders
Entities affiliated with Invus Public Equities, L.P.(1)	3,069,034	8.8
Supervisory Board and Executive Board Members:
Laurent Levy, Ph.D.(2)	1,400,060	4.01
Anne-Juliette Hermant(3)	200,000	[*]
Bart Van Rhijn(4)	19,800	[*]
Alain Herrera, M.D.	—	[*]
Christophe Douat	—	[*]
Anne-Marie Graffin	—	[*]
Gary Phillips	—	[*]
Enno Spillner	—	[*]
All Supervisory Board and Executive Board members as a group (8 persons)	1,619,860	4.64
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
(2) Consists of 1,139,060 ordinary shares and 261,000 ordinary shares issuable upon exercise of founders’ warrants, stock options and free shares. To the knowledge of the Company, Laurent Levy has pledged 959,060 ordinary shares.
(3) Consists of 140,000 ordinary shares and 60,000 ordinary shares issuable upon exercise of stock options and free shares.
(4) Consists of 19,800 ordinary shares issuable upon exercise of stock options and free shares.

By letter received by the AMF, Baillie Gifford & Co. stated, on behalf of its clients and the funds it manages, that, on January 3, 2023, it had crossed below the 5% threshold of the share capital of the Company and that it held 1,739,697 shares of Nanobiotix, representing 4.99% of the capital and 4.79% of the voting rights of the Company.

By letter received by the AMF, Baillie Gifford & Co. stated, on behalf of its clients and the funds it manages, that, on April 7, 2022, it had crossed below the 5% threshold of the Company’s voting rights and that it held 1,809,836 shares of Nanobiotix, representing 5.19% of the capital and 4.98% of the voting rights of the Company.
To the best of our knowledge, there has been no other significant change in the percentage ownership held by any major shareholders during the past three years, except for Caisse des Dépôts et Consignation and Amiral Gestion, which, based upon information furnished to us, reported sole voting and dispositive power over 100,000 and 400,000 ordinary shares, respectively, resulting in a reduction in percentage ownership to 0.3% and 1.1%, respectively.
As of December 31, 2022, we estimate that approximately 13.1% of our outstanding ordinary shares were held in the United States.

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
Equity Awards
Since January 1, 2023, we have not granted equity awards to any of our directors and executive officers.
See “Item 7A. Major Shareholders” for information regarding equity awards to certain of our executive officers.

Related-Party Transactions Policy
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
Upon recommendation of our executive board, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders. The amount of our share capital plus the amount of our legal and other reserves which may not be distributed was equal to $1.1 million on December 31, 2022. Moreover, the statutory accumulated deficit is €331 million as of December 31, 2022.
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
Although this matter is not free from doubt, we do not believe that we were a PFIC for the taxable year ended December 31, 2022. No assurances may be given at this time as to our PFIC status for the taxable year ending December 31, 2023 or subsequent taxable years. Our PFIC status must be determined annually and therefore is subject to change. Because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of our income (including whether reimbursements of certain refundable research tax credits will constitute gross income for purpose of the PFIC income test), as well as on the market valuation of our assets and our spending schedule for our cash balances, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we were not a PFIC, that we are not or will not become a PFIC or that the IRS will agree with our conclusion regarding our PFIC status. If we are not a PFIC during any taxable year in which you hold ADSs, then the remainder of the discussion under “Taxation—Material U.S. Federal Income Tax Considerations,” outside of this “—PFIC Considerations” portion may be relevant to you. U.S. holders should consult their tax advisors as to the applicability of the PFIC rules.
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
Subject to the PFIC rules described above under “—PFIC Considerations,” dividends paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) such non-U.S. corporation is eligible for the benefits of certain U.S. treaties or the dividend is paid by such non-U.S. corporation with respect to stock that is readily tradable on an established securities market in the United States, (b) the U.S. holder receiving such dividend is an individual, estate, or trust, (c) such dividend is paid on shares that have been held by such U.S. holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date,” and (d) we are not a PFIC in the year of the dividend or the immediately preceding year. If the requirements of the immediately preceding paragraph are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. holder, including a U.S. holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). As discussed above under “—PFIC Considerations,” it is not yet known whether we will be a PFIC for taxable years ending after December 31, 2022. The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the dividend rules.
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

Taxation of Sale, Exchange or other Disposition of ADSs
U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder and you sell, exchange or otherwise dispose of your ADSs, you generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the value of the amount realized and your tax basis in those ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if you have held the ADSs for more than one year. Long-term capital gains of U.S. holders who are individuals (as well as certain trusts and estates) are generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations. As discussed above under “—PFIC Considerations,” it is not yet known whether we will be a PFIC for taxable years ending after December 31, 2022.

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
A list of French relevant companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the French Tax Code is published annually by the French tax authorities. As of December 1, 2022, our market capitalization did not exceed €1 billion.
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
As of the date of this Annual Report, we have not used hedging to protect our business against exchange rate fluctuations. However, a significant increase in business activity in jurisdictions in which currencies other than the euro are used could lead to greater exposure to currency risk. As of December 31, 2022, we recorded net foreign exchange gains for an amount of €4.4 million, compared to €6.5 million as of December 31, 2021, as a result of USD current account, amounting to $15.4 million at the end of 2022, compared to $67.9 million at the end of 2021. These USD current accounts first arose from retaining $113.3 million of gross proceeds from our initial public offering on the Nasdaq in a US dollar bank account in 2020 (see Notes 14 and 18 of our consolidated financial statements for more details). Since then, the proceeds have been held in US dollars on our current account and are used to pay services invoiced in USD.

Interest Rate Risk
Our exposure to interest rate risk is primarily related to our cash equivalents and investment securities, which consist of money market mutual funds (SICAVs). We had cash and cash equivalents of €41.4 million as of December 31, 2022 compared to €83.9 million and €119.15 million respectively as of December 31, 2021 and December 31, 2020, which amounts at each date consisted of bank accounts and short-term deposits. Changes in interest rates have a direct impact on the interest earned from these investments and the cash flows generated; however, historical fluctuations in interest income have not been significant.
As of December 31, 2022 loans issued by the Company are exclusively fixed rate loans and thus our exposure to interest rate and market risk is deemed low.
Variable interests on the EIB loan are royalty-based and are not subject to market rate risks.

Liquidity risk
As of December 31, 2022, we had cash and cash equivalent of approximately €41.4 million. We have incurred operating losses since inception in 2005. Our current level of cash and cash equivalent alone is not sufficient to meet our projected financial obligations beyond the third quarter of 2023, raising substantial doubt regarding our ability to continue as a going concern. In order to meet our operating cash flow requirements, we plan to pursue additional possible liquidity through the equity line (PACEO) signed with Kepler Cheuvreux, new business development partnerships, collaborative or strategic alliances, additional financing through public or private offerings of capital or debt securities, and through the implementation of cash preservation activities to reduce or defer discretionary spending.
There are no assurances that our efforts to meet our operating cash flow requirements will be successful. If our current cash and cash equivalent as well as our plans to meet our operating cash flow requirements are not sufficient to fund necessary expenditures and meet our obligations as they come due, our liquidity, financial condition, and business prospects will be materially affected.
As part of the Amendment Agreement signed with the EIB, the Company is required to maintain a minimum cash and cash equivalent balance equal to the outstanding principal owed to EIB amounting to €25.3 million as of December 31, 2022. Failure to comply with this covenant will result in the immediate repayment of all or part of the loan outstanding (as requested by the bank), together with accrued interest, prepayment fees and all other accrued or outstanding amounts. However, Nanobiotix has obtained a 15 million euros temporary waiver, until July 31, 2023, and has reached an agreement in principle with EIB to automatically extended it until January 31, 2024 should (a) a business development partnership, collaborative or strategic alliance have become effective before July 31, 2023 and (b) the contractual documentation is signed within fifteen days following the date of this form 20-F. Failing this extension period, and except if it has obtained appropriate funding prior, the Company is expected to be in breach of this temporary waiver as of July 31, 2023..
All other covenants included in the 2018 finance contract remain unchanged.

Credit risk
Credit risk arises from cash and cash equivalents, derivative instruments and deposits with banks and other financial institutions as well as from exposure to customer credit, in particular unpaid receivables and transaction commitments.
The credit risk related to cash and cash equivalents and to current financial instruments is not material given the quality of the relevant financial institutions. Customer credit risk is limited, due in part to low trade receivables as of December 31, 2022 and in part to its customers’ high credit rating for other receivables.

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

ITEM 15. CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures
As the Company is also listed on a U.S. exchange, the Company is required to establish and maintain internal controls over its financial reporting in accordance with Sarbanes Oxley in its version applicable to foreign private issuer and as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, Internal Control Over Financial Reporting SOX-ICOFR. Our management, with the participation of our Chairman of the Executive Board (principal executive officer) and our chief financial officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures, over financial reporting covered by this Annual Report on Form 20-F.
Based on the foregoing, our Chairman of the Executive Board (principal executive officer) and chief financial officer (principal financial officer) have concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective because of the existence of a material weakness in internal control over financial reporting.

B. Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our Chairman of the Executive Board (principal executive officer) and our chief financial officer (principal financial officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the guidelines established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
Based on our assessment as of December 31, 2022, our management concluded that our internal control over financial reporting was not effective because of the existence of a material weakness in internal control over financial reporting related to a lack of supervisory personnel with the appropriate level of technical accounting experience and training to comply with International Financial Reporting Standards and with SEC reporting obligations, and sufficient processes and procedures, particularly in the areas of complex, judgmental areas such as assessing the company’s ability to continue as a going concern and the valuation of complex debt instruments.
Notwithstanding this material weakness and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2022, our management, including our Chairman of the Executive Board (principal executive officer) and our chief financial officer (principal financial officer), believe that the consolidated financial statements contained in this Universal Registration Document as of December 31, 2022 present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.
Management’s Plan for Remediation
In response to the material weakness described above, the Company’s management will implement a remediation plan, which includes the following:
•will continue to improve our level of analysis and provide further monitoring of our key topics, including financial risk, or other areas impacting the assessment of the going concern, or significant judgment and estimates, or impacts of financial debts covenants;
•will continue to train our accounting and finance team, to develop and implement stronger internal controls and appropriate level of supervision, together with appropriate reporting procedures, particularly in the areas of complex and judgmental areas;
•in particular, improve the review and monitoring control over the measurement of fair value of financial instruments;
•implement systematic reviews of proposed valuation underlying assumptions provided by by third-party valuation experts.
As the Company continues to evaluate and work to improve its internal control over financial reporting, it may determine to take additional measures to address control deficiencies or determine to modify certain of the remediation measures described above. We cannot assure that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. Effective internal controls are necessary for us to provide reliable financial reports. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.
If we identify any new material weaknesses in the future, any such newly identified material weaknesses could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

C. Attestation Report of the Registered Public Accounting Firm
Because we qualify as an emerging growth company under the JOBS Act, this Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as required by Section 404(b) of the Sarbanes Oxley Act of 2002.

D. Changes in Control over Financial Reporting
There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Ernst & Young et Autres, or Ernst & Young, has served as our independent registered public accounting firm for 2020, 2021 and 2022. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended December 31,
(in thousands of euros)	2022	2021	2020
Audit Fees	756	655	1,264
Audit-Related Fees	70	100	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	826	755	1,264

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. In 2022, 2021 and 2020, “Audit Fees” also includes fees billed for professional services regarding our initial public offering.
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

Audit and Non-Audit Services Pre-Approval Policy
The audit committee has responsibility for appointing, setting compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the audit committee, it requires specific pre-approval by the audit committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the audit committee. All audit and non-audit services rendered by our independent registered public accounting firm in 2022 were pre-approved by the audit committee.

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
In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33 1/3% of the outstanding shares of the company’s common voting stock. We follow our French home country practice, rather than complying with this Nasdaq rule. Consistent with French law, our By-laws provide that when first convened, general meetings of shareholders may validly deliberate only if the shareholders present or represented hold at least (1) 20% of the shares entitled to vote in the case of an ordinary general meeting or of an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary general meeting. If such quorum required by French law is not met, the meeting is adjourned. There is no quorum requirement under French law when an ordinary general meeting or an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium is reconvened, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When any other extraordinary general meeting is reconvened, the required quorum under French law is 20% of the shares entitled to vote. If a quorum is not met at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months. Further, Nasdaq rules require that listed companies have a compensation committee comprised solely of independent directors and that director nominees be selected solely by independent directors. We follow French home country practice; however, we currently comply with these Nasdaq rules.
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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS
See pages F-1 through F-63 of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS
Not applicable.

ITEM 19. EXHIBITS
Exhibit Index

The following exhibits are filed as part of this Annual Report:

Exhibit	Number Description of Exhibit	Schedule/Form	File Number	Exhibit	File Date
1.1	By-laws (statuts) of the registrant (English translation)				Filed herewith
2.1*	Deposit Agreement, by and among Nanobiotix S.A. and Citibank, N.A., as Depositary, and the holders and beneficial owners of American Depositary Shares, dated as of December 15, 2020	F-3	333-262545	4.2	February 4, 2022
2.2*	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-250707	Included in 4.2	November 20, 2020
2.3	Description of Securities registered under Section 12 of the Exchange Act				Filed herewith
4.1†^*	Finance Contract, by and between the European Investment Bank and Nanobiotix S.A., dated as of July 26, 2018 (the “EIB Finance Contract”)	F-1	333-250707	10.3	November 20, 2020
4.2*	Amendment to the EIB Finance Contract, by and between the European Investment Bank and Nanobiotix S.A., dated as of July 20, 2020	F-1	333-250707	10.4	November 20, 2020
4.2.1†	Amendment Agreement No. 1 to the EIB Finance Contract, by and between the European Investment Bank and Nanobiotix S.A., dated as of October 18, 2022				Filed herewith
4.3†^*	Royalty Agreement, by and between the European Investment Bank and Nanobiotix S.A., dated as of July 26, 2018	F-1	333-250707	10.5	November 20, 2020
4.3.1†	Amendment to the Royalty Agreement, by and between the European Investment Bank and Nanobiotix S.A., dated as of October 18, 2022				Filed herewith
4.4†^*	Amended and Restated Strategic Collaboration Agreement, by and between The University of Texas M.D. Anderson Cancer Center and Nanobiotix S.A., dated as of January 23, 2020	F-1	333-250707	10.6	November 20, 2020
4.4.1†^	Amendment No. 1 to Amended and Restated Strategic Collaboration Agreement, by and between The University of Texas M.D. Anderson Cancer Center and Nanobiotix S.A., dated as of June 4, 2021				Filed herewith
4.5†*	License, Development and Commercialization Agreement, by and between Nanobiotix S.A. and LianBio Oncology Limited, dated as of May 11, 2021	20-F	001-39777	4.5	April 8, 2022
4.6	Summary of HSBC France Loan, by and between HSBC France and Nanobiotix S.A., dated as of June 22, 2020			4.6	Filed herewith
4.7	Summary of Bpifrance Loan, by and between Bpifrance Financement and Nanobiotix S.A., dated as of July 10, 2020				Filed herewith
4.8*	Summary of BSA Plans	F-1	333-250707	10.7	November 20, 2020
4.9*#	Summary of BSPCE Plans	F-1	333-250707	10.8	November 20, 2020
4.10*#	2016 Stock Option Plan	F-1	333-250707	10.9	November 20, 2020
4.11*#	2016-2 Stock Option Plan	F-1	333-250707	10.10	November 20, 2020
4.12*#	2017 Stock Option Plan	F-1	333-250707	10.11	November 20, 2020
4.13*#	2018 Stock Option Plan	F-1	333-250707	10.12	November 20, 2020
4.14*#	2019 Stock Option Plan	F-1	333-250707	10.13	November 20, 2020
4.15*#	LLY 2019 Stock Option Plan	F-1	333-250707	10.14	November 20, 2020

4.16*#	Summary of Free Share Plans	F-1	333-250707	10.15	November 20, 2020
4.17*#	2020 stock option plan	20-F/A	001-39777	4.16	April 8, 2021
4.18*#	Summary of BSA Plan	20-F/A	001-39777	4.17	April 8, 2021
4.19*#	Summary of Free share Plan	20-F/A	001-39777	4.18	April 8, 2021
4.20#	2021 stock option plan	S-8	333-257239	99.2	June 21, 2021
4.21	Autonomous First Demand Guarantee, by and between the European Investment Bank and Nanobiotix Corp., dated as of October 18, 2022				Filed herewith
8.1*	List of Subsidiaries of the Registrant	F-1	333-250707	21.1	November 20, 2020
12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith
15.1	Consent of Ernst & Young et Autres				Filed herewith
101	The following materials from Nanobiotix S.A.’s Report
on Form 20‐F formatted in iXBRL (Inline eXtensible
Business Reporting Language) : 1 the Statements of
Consolidated Financial Position, 2 the Statements of
Consolidated Operations, (3) the Statements of
Consolidated Comprehensive Loss, (4) the Statements
of Consolidated Changes in Shareholders’ Equity, (5)
	the Statements of Consolidated Cash Flows and (6)				Filed herewith
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				Filed herewith
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

Auditor Name: Ernst & Young et Autres                Auditor Location: Courbevoie, France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of Nanobiotix S.A.,

Opinion on the Financial Statements
We have audited the accompanying statements of consolidated financial position of Nanobiotix S.A. (“the Company”) as of December 31, 2022 and 2021, the related statements of consolidated operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its consolidated operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with International Financial Reporting Standards as endorsed by the European Union.

The Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Paris-La Défense, France
April 24, 2023

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION
(Amounts in thousands of euros)

		As of December 31,
	Notes	2022	2021
ASSETS
Non-current assets
Intangible assets	5	1	4
Property, plant and equipment	6	7,120	8,186
Non-current financial assets	7	291	519
Total non-current assets		7,412	8,709
Current assets
Trade receivables	8.1	101	—
Other current assets	8.2	10,868	9,139
Cash and cash equivalents	9	41,388	83,921
Total current assets		52,358	93,060
TOTAL ASSETS		59,769	101,769

		As of December 31,
	Notes	2022	2021
LIABILITIES AND SHAREHOLDER’S EQUITY
Shareholders’ equity
Share capital	10.1	1,046	1,045
Premiums related to share capital	10.1	255,760	255,767
Accumulated other comprehensive income		700	643
Treasury shares		(228)	(202)
Reserve		(227,282)	(183,459)
Net loss for the period		(57,041)	(47,003)
Total shareholders’ equity		(27,045)	26,790
Non-current liabilities
Non-current provisions	11.2	270	318
Non-current financial liabilities	12	48,608	37,816
Total non-current liabilities		48,878	38,134
Current liabilities
Current provisions	11.1	327	110
Current financial liabilities	12	4,560	8,204
Trade payables and other payables	13.1	9,621	6,482
Other current liabilities	13.2	6,855	5,277
Deferred income	13.3	55	254
Current contract liabilities	13.3	16,518	16,518
Total current liabilities		37,936	36,845
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		59,769	101,769
The accompanying notes form an integral part of these audited consolidated financial statements.

STATEMENTS OF CONSOLIDATED OPERATIONS
(Amounts in thousands of euros, except per share numbers)

		For the year ended December 31,
	Notes	2022	2021	2020
Revenues and other income
Revenues	15	—	10	50
Other income	15	4,776	2,637	2,462
Total revenues and other income		4,776	2,647	2,512
Research and development expenses	16.1	(32,636)	(30,378)	(24,330)
Selling, general and administrative expenses	16.2	(17,857)	(19,434)	(14,611)
Other operating income and expenses	16.5	(985)	(5,414)	—
Total operating expenses		(51,478)	(55,226)	(38,941)
Operating income (loss)		(46,702)	(52,579)	(36,428)
Financial income	18	3,533	6,360	201
Financial expenses	18	(13,863)	(780)	2,646
Financial income (loss)		(10,329)	5,580	2,847
Income tax	19	(10)	(5)	(9)
Net loss for the period		(57,041)	(47,003)	(33,590)
Basic loss per share (euros/share)	21	(1.64)	(1.35)	(1.38)
Diluted loss per share (euros/share)	21	(1.64)	(1.35)	(1.38)

The accompanying notes form an integral part of these audited consolidated financial statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)
(Amounts in thousands of euros)

		For the year ended December 31,
	Notes	2022	2021	2020
Net income (loss) for the period		(57,041)	(47,003)	(33,590)
Actuarial gains and losses on retirement benefit obligations (IAS 19)	11.1	126	182	(4)
Tax impact		—	—	—
Other comprehensive income (loss) that will not be reclassified subsequently to income (loss)		126	182	(4)
Currency translation adjustment		(68)	(94)	125
Tax impact		—	—	—
Other comprehensive income (loss) that may be reclassified subsequently to income (loss)		(68)	(94)	125
Total comprehensive income (loss)		(56,983)	(46,915)	(33,469)

The accompanying notes form an integral part of these audited consolidated financial statements.

STATEMENTS OF CONSOLIDATED CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of euros, except number of shares)

		Share capital Ordinary shares
	Notes	Number of shares	Amount	Premiums related to share capital	Accumulated other comprehensive income (loss)	Treasury shares	Reserve	Net loss for the period	Total shareholders’ equity
As of January 1, 2020		22,415,039	672	153,139	433	(169)	(105,070)	(50,915)	(1,908)
Net loss for the period		—	—	—	—	—	—	(33,590)	(33,590)
Currency translation adjustments		—	—	—	125	—	—	—	125
Actuarial gains and losses (IAS 19)	11.2	—	—	—	(4)	—	—	—	(4)
Total comprehensive loss		—	—	—	121	—	—	(33,590)	(33,469)
Allocation of prior period loss		—	—	—	—	—	(50,915)	50,915	—
Capital increase	10.1	12,017,083	361	102,591	—	—	(10)	—	102,942
Subscription of warrants	10.3	—	—	5	—	—	—	—	5
Share based payment	17	—	—	—	—	—	2,924	—	2,924
Treasury shares	10.2	—	—	—	—	(27)	—	—	(27)
As of December 31, 2020		34,432,122	1,033	255,735	555	(196)	(153,070)	(33,590)	70,468
Net loss for the period		—	—			—	—	(47,003)	(47,003)
Currency translation adjustments		—	—	—	(94)	—	—	—	(94)
Actuarial gains and losses (IAS 19)	11.2	—	—	—	182	—	—	—	182
Total comprehensive loss		—	—	—	88	—	—	(47,003)	(46,915)
Allocation of prior period loss		—	—	—	—	—	(33,590)	33,590	—
Capital increase	10.1	393,750	12	—	—	—	(12)	—	—
Subscription of warrants	10.3	—		32	—	—	11	—	43
Share based payment	17	—	—	—	—	—	3,201	—	3,201
Treasury shares	10.2	—	—	—	—	(6)	—	—	(6)
As of December 31, 2021		34,825,872	1,045	255,767	643	(202)	(183,460)	(47,003)	26,790
Net loss for the period		—	—	—	—	—	—	(57,041)	(57,041)
Currency translation adjustments		—	—	—	(68)	—	—	—	(68)
Actuarial gains and losses (IAS 19)	11.2	—	—	—	126	—	—	—	126
Total comprehensive loss		—	—	—	57	—	—	(57,041)	(56,983)
Allocation of prior period loss		—	—	—	—	—	(47,003)	47,003	—
Capital increase	10.1	50,000	2	—	—	—	(2)	—	—
Subscription of warrants	10.3	—	—	(7)	—	—	7	—	—
Share based payment	17	—	—	—	—	—	3,174	—	3,174
Treasury shares	10.2	—	—	—	—	(26)	—	—	(26)
As of December 31, 2022		34,875,872	1,046	255,760	700	(228)	(227,284)	(57,041)	(27,045)
The accompanying notes form an integral part of these audited consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(Amounts in thousands of euros)

		For the year ended December 31,
	Notes	2022	2021	2020

Cash flows used in operating activities
Net loss for the period		(57,041)	(47,003)	(33,590)
Elimination of other non-cash, non-operating income and expenses
Depreciation and amortization	16.4	1,500	1,560	1,754
Provisions	16.4	305	152	(48)
Expenses related to share-based payments	17	3,174	3,201	2,924
Cost of net debt	18	2,042	2,224	2,115
Loss on disposals		3	—	—
U.S. Initial public offering 2018 costs reversal		—	—	—
Impact of fair value remeasurement and interest costs	18	10,649	(1,554)	(6,463)
Other charges with no impact on cash		(36)	8	7
Cash flows used in operations, before tax and changes in working capital		(39,403)	(41,412)	(33,300)
(Increase) / Decrease in trade receivables	8.1	(101)	62	(51)
Decrease in Research tax credit receivable	8.2	2,490	1,927	5,688
Increase in other receivables	8.2	(4,215)	(5,034)	(721)
Increase / (Decrease) in trade and other payables	13.1	2,905	(281)	(995)
Increase / (Decrease) in other current liabilities	13.2	1,220	(1,652)	1,840
Increase in deferred income and contract liabilities	13.3		16,518	—
Changes in operating working capital		2,300	11,540	5,762
Net cash flows used in operating activities		(37,104)	(29,872)	(27,538)
Cash flows from (used in) investing activities
Acquisitions of intangible assets	5	(1)	(5)	(11)
Acquisitions of property, plant and equipment	6	(92)	(228)	(96)
(Increase) / Decrease in non-current financial assets	7	230	(9)	(4)
Net cash flows from (used in) investing activities		138	(242)	(112)
Cash flows from financing activities
Capital increases	10.1	—	—	113,650
Warrants subscription	10.1	—	43	5
Transaction costs	10.1	—	(349)	(10,359)
Increase in loans and conditional advances	12	—	—	10,350
Loans repayments	12	(3,642)	(2,833)	(250)
Payment of lease liabilities	12	(1,093)	(909)	(928)
Interest paid	12	(915)	(1,132)	(700)
Net cash flows from financing activities		(5,651)	(5,180)	111,769
Effect of exchange rates changes on cash		83	64	(63)
Net increase (decrease) in cash and cash equivalents		(42,533)	(35,230)	84,056
Net cash and cash equivalents at beginning of period		83,921	119,151	35,094
Net cash and cash equivalents at end of period	9	41,388	83,921	119,151
The accompanying notes form an integral part of these audited consolidated financial statements.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022 AND 2021, AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Note 1. Company information

Company Information
Nanobiotix, a Société Anonyme registered with the Paris registry of trade and companies under number 447 521 600 and having its registered office at 60 rue de Wattignies, 75012, Paris (“Nanobiotix” or the “Company” and, with its subsidiaries, the “Group”), is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to the treatment of cancer and other significant unmet medical needs with the express intent of favorably impacting the lives of millions of patients.
We believe the nanotherapeutics we are developing for the treatment of cancer have the potential to significantly enhance patients’ response to radiotherapy and increase the number of patients that may benefit from systemic cancer treatments, including targeted therapeutics and chemotherapy.
Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The Company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. The Group has been listed on Euronext: Paris under the ticker symbol “NANO” since 2012 (ISIN: FR0011341205, Bloomberg Code: NANO:FP) and on the Nasdaq Global Select Market under the ticker symbol “NBTX” in the United States since December 2020.
The Group is the owner of more than 23 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The company's resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform.
Significant events of the period
Considerations arising from the Russia-Ukraine war
In February 2022, Russia launched an invasion of Ukraine, which may have an adverse impact on the global healthcare ecosystem in the form of delayed clinical trials. Clinical trial sites originally identified in Russia and Ukraine for the NANORAY-312 clinical trial were not opened or active at the start of the conflict and, consequently, did not recruit patients. However, certain trial preparation and start-up fees and expenses that the Company had incurred are not recoverable. While alternate clinical sites in other countries have since been identified, there is currently insufficient information about start-up costs timing in these countries to exclude the possibility of any delays to NANORAY-312 as a direct result of the conflict.
Share capital increase
On March 11, 2022, the share capital of the Company was increased by a nominal amount of €1,500, through the issuance of 50,000 new ordinary shares with a nominal value of €0.03 each, increasing the Company’s share capital from €1,044,776 to €1,046,276 as a result of the definitive vesting of 50,000 AGA 2020. Such acquisition was acknowledged by the Executive Board on March 11, 2022. See Note 10 - Share Capital.
Termination of the licensing and collaboration agreement with PharmaEngine
As part of the termination of the licensing and collaboration agreement entered into with PharmaEngine in August 2012, the Company paid $1 million to PharmaEngine on August 18 2022, in compliance with terms and conditions of the termination agreement. See Note 4 - Significant Transactions.
Restructuring of the existing loan agreement with the European Investment Bank (“EIB”)
On October 18, 2022, the Company and the EIB amended the set of financing and royalties’ agreements (together the “Amendment Agreement to the Finance Contract” or “Amendment Agreement”) relating to the EIB loan to re-align the Company’s outstanding debt obligations with its expected development and commercialization timelines. The main terms and conditions of the Amendment Agreement are as follows:
Under the Amendment Agreement, the repayment of the remaining €25.3 million in principal for both tranches is due at the earliest of the third royalty payment (four years after commercialization of NBTXR3) for the first tranche and the second royalty payment (three years following commercialization of NBTXR3) for the second tranche, or on June 30, 2029 irrespective of the commercialization date of NBTXR3. Commercialization date corresponds to the first fiscal year during which net sales will exceed €5 million.

Under these main terms and conditions, an amount of €5.4 million in interest accrued as payment-in-kind (“PIK”) on the first tranche shall be prepaid in October 2024, except in the case of the closing of a collaboration agreement in which case the PIK will be subject to an earlier redemption by October 2023. Going forward, principal from the first tranche will accrue interest at the unchanged rate of 6% annually, with such interest being capitalized and due as PIK interest at maturity. Interest on the remaining €9.3 million in principal from the second tranche will continue to accrue at the unchanged 5% fixed rate paid in semi-annual installments through the repayment date.
The annual royalty payment remains in the low single digits and indexed on our net sales turnover, and continues to cover a six-year period but has been re-aligned to begin as of the first year of NBTXR3 commercialization meaning, when the Company achieves annual net sales in excess of €5.0 million.

In addition to the royalty fees, the Amendment Agreement also includes a “milestone” payment of €20 million, which can be considered as due at the latest in June 2029. An accelerated redemption schedule for this new milestone payment would be triggered calling for the repayment in two equal installments due one year and two years after commercialization, respectively. Further, should the company secure non-dilutive capital through the execution of any business development deal, an accelerated redemption of this new milestone payment would be triggered resulting in a prorated payment amount not exceeding 10% of any upfront or milestone payment received by the Company.

As part of the Amendment Agreement, the Company has agreed to maintain a minimum cash and cash equivalents balance equal to the outstanding principal owed to EIB which is €25.3 million as of December 31, 2022. All other covenants included in the 2018 finance contract remain unchanged.
Accounting treatment of the Amendment Agreement is described in Note 12 - Financing Liabilities
Termination of the liquidity agreement
Consistent with customary practices in the French securities market, the Company entered in 2012 into a liquidity agreement with Gilbert Dupont, an investment service provider established in France, which agreement allowed Gilbert Dupont to carry out market purchases and sales of Nanobiotix shares on the regulated market of Euronext in Paris, in accordance with the authorizations granted by the Company’s shareholders meeting and in compliance with the French and EU regulations, in order to provide liquidity for the trading market. Effective on December 20, 2022, the Company terminated its Liquidity Agreement with Gilbert Dupont.

Note 2. General Information, Statement of Compliance and Basis of Presentation

General principles
The statement of consolidated financial position as of December 31, 2022, 2021 and 2020 and the statements of consolidated operations, the statements of consolidated comprehensive loss, the consolidated changes in shareholders’ equity and statements of consolidated cash flows for the years ended December 31, 2022, 2021 and 2020 were prepared under management’s supervision and were approved by the Executive Board of the Company (the “Executive Board”) and reviewed by the Supervisory Board of the Company (the “Supervisory Board”) on April 24, 2023.
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
The consolidated financial statements have been prepared using the historical cost measurement basis, with the exception of some financial assets and liabilities, which are measured at fair value.

Statement of Compliance and Basis of Presentation
The consolidated financial statements have been prepared in accordance with IFRS, International Accounting Standards (“IAS”) as issued by the International Accounting Standards Board (“IASB”) as well as interpretations issued by the IFRS Interpretations Committee (“IFRS-IC”) and the Standard Interpretations Committee (the “SIC”), which application is mandatory as of December 31, 2022. The consolidated financial statements are also compliant with IFRS as adopted by the European Union.

Those are available on the European Commission website:
https://eur-lex.europa.eu/eli/reg/2002/1606/oj
The accounting principles used to prepare the consolidated financial statements for the fiscal year ended December 31, 2022 are identical to those used for the previous year except for the standards listed below that required adoption in 2022.

Application of New or Amended Standards and Interpretations
The Company adopted the following standards, amendments and interpretations, whose application was mandatory for periods beginning on or after January 1, 2022:
•Amendment to IFRS 3 - update of a reference to the conceptual framework
•Amendment to IAS 16 Property, Plant and Equipment - related to proceeds before intended use.
•Amendment to IAS 37 related to onerous contracts and the cost of Fulfilling a contract
The application of these standards had no impact on the consolidated financial statements of the Company.

Assessment of the impacts of the Application of the standards, amendments and interpretations which will come into force subsequently
The application of the following new standards, amendments and interpretations was not yet mandatory for the year ended December 31, 2022 :
•Amendments to IAS 1 – Classification of Liabilities as Current or Non-current (issued in October 2022 and Effective for the accounting periods as of January 1, 2024)
•Amendments to IAS 8 – Definition of Accounting Estimates (issued on 12 February 2021 and Effective for the accounting periods as of January 1, 2023)
•Amendments to IAS 1 and IFRS Practice Statement 2 –Disclosure of Accounting Policies (issued in March 2021 and Effective for the accounting periods as of January 1, 2023)
•Amendments to IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued in May 2021 and Effective for the accounting periods as of January 1, 2023)
No significant impact is expected on the consolidated financial statements following the application of the above amendments.
The Company elected to early adopt no new standards, amendments or interpretations which application was not yet mandatory for the year ended December 31, 2022.

Going concern
We have prepared our consolidated financial statements assuming that we will continue as a going concern. We experienced net losses of €57.0 million in 2022 and a net decrease in cash and cash equivalents of €42.5 million in 2022. At December 31, 2022, our accumulated deficit was €227.3 million and we had negative working capital of €22.7 million. We expect to continue to incur significant expense related to the development and manufacturing of nanotechnology product candidates such as NBTXR3 and conducting clinical studies. Additionally, we may encounter unforeseen difficulties, complications, development delays and other unknown factors that require additional expense. As a result of these expenditures, we expect to continue to incur significant losses in the near term. Additionally, the Company’s debt instruments contain covenants that require maintenance of minimum cash and cash equivalent balances that limit the availability of cash resources to pursue operational needs.

The Company’s covenant obligations entail that the current cash and cash equivalents are only sufficient to fund our operating expenses into the third quarter of 2023. Violation of the covenant would result in immediate repayment of all or part of the loan outstanding (if and when requested by the bank), together with accrued interest, prepayment fees and all other accrued or outstanding amounts. However, Nanobiotix has obtained a 15 million euros temporary waiver, until July 31, 2023, and has reached an agreement in principle with EIB to automatically extend it until January 31, 2024 should (a) a business development partnership, collaborative or strategic alliance have become effective before July 31, 2023 and (b) the contractual documentation is signed within fifteen days following the date of this form 20-F. Failing this extension period, and except if it has obtained appropriate funding prior, the Company is expected to be in breach of this temporary waiver as of July 31, 2023.

The Company is also pursuing additional funding through one or more possible new partnerships, collaborative or strategic alliances; or from the use of the use of the equity line (PACEO) signed with Kepler Cheuvreux, financing from institutional or strategic investors, from the capital markets, or a combination of the above. However, the Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms.

While the Company has taken and will continue to take actions to obtain new funding and manage costs through operating expense reduction plans, as necessary, the above factors indicate substantial doubt about the Company’s ability to continue as a going concern as there is no assurance that the Company will be successful in satisfying its future cash needs.
Subsequently, the Executive Board determined it is appropriate to prepare consolidated financial statements as of and for the period ended December 31, 2022, applying a going concern basis, assuming the Company will continue to operate for the foreseeable future.

Note 3. Consolidation principles and methods

3.1 Basis of consolidation

Accounting policy
In accordance with IFRS 10 – Consolidated Financial Statements, the Group controls an entity when it is exposed or has rights to variable returns due to its links with the entity and has the ability to influence these returns due to the power it holds on this one.. Accordingly, each of the Company’s subsidiaries has been fully consolidated from the date on which the Company obtained control over it. A subsidiary would be deconsolidated as of the date on which the Company no longer exercises control.
All intra-Company balances, transactions, unrealized gains and losses resulting from intra-Company transactions and all intra-Company dividends are eliminated in full.
The accounting methods of the Company’s subsidiaries are aligned with those of the Company.
The consolidated financial statements are presented in euros, which is the reporting currency and the functional currency of the parent company, Nanobiotix S.A. The financial statements of consolidated foreign subsidiaries whose functional currency is not the euro are translated into euros for statement of financial position items at the closing exchange rate at the date of the statement of financial position and for the statement of operations, statement of comprehensive loss and statement of cash flow items at the average rate for the period presented, except where this method cannot be applied due to significant exchange rate fluctuations during the applicable period. The dollar to euro exchange rate used in the consolidated financial statements to convert the financial statements of the U.S. subsidiary was $1.0666 as of December 31, 2022 and an average of $1.0539 for the year ended December 31, 2022 (source: Banque de France) compared with $1.1326 and $1.1835 for 2021 and $1.2271 and $1.1413 for 2020, respectively. The resulting currency translation adjustments are recorded in other comprehensive income (loss) as a cumulative currency translation adjustment.

Consolidated entities
As of December 31, 2022, the Company is comprised of one parent entity, “Nanobiotix S.A.,” and five wholly owned subsidiaries:
•Nanobiotix Corp., incorporated in the State of Delaware in the United States in September 2014;
•Nanobiotix Germany GmbH, incorporated in Germany in October 2017;
•Nanobiotix Spain S.L.U., incorporated in Spain in December 2017;
•Curadigm S.A.S., incorporated on July 3, 2019 and located in France; and
•Curadigm Corp., a wholly-owned subsidiary of Curadigm S.A.S., incorporated in the State of Delaware on January 7, 2020 and headquartered in Cambridge, Massachusetts.
The consolidated financial statements as of and for the year ended December 31, 2022 include the operations of each of these subsidiaries from the date of their incorporation.

3.2 Use of judgement, estimates and assumptions
The preparation of consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements. The estimates and judgments used by management are based on historical information and on other factors, including expectations about future events considered to be reasonable given the circumstances. These estimates may be revised where the circumstances on which they are based change. Consequently, actual results may vary significantly from these estimates under different assumptions or conditions. The main items affected by the use of estimates are going concern, share-based payments, deferred tax assets, clinical trials accruals, revenue recognition and the fair value of financial instruments.
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
Clinical trial accruals
Clinical trial expenses, although not yet billed in full, are estimated for each study and a provision accrual is recognized accordingly. See Note 13.1 for information regarding the clinical trial accruals as of December 31, 2022 and 2021.
Revenue recognition
In order to determine the amount and timing of revenue under the contract with customers, the Company is required to use significant judgments, mainly with respect to identifying performance obligations of the Company and determining the timing of satisfaction of support services provided to customers
Determining the distinctiveness of performance obligations — A promised good or service will need to be recognized separately in revenue if it is distinct as defined in IFRS 15. In determining whether the performance obligation is separate, the Company analyses if (i) the good or service is distinct in absolute terms, i.e. it can be useful to the customer, either on its own or in combination with resources that the customer can obtain separately; and if (ii) the good or service is distinct in the context of the contract, i.e. it can be identified separately from the other goods and services in the contract because there is not a high degree of interdependence or integration between this element and the other goods or services promised in the contract. If either of these two conditions is not met, the good or service is not distinct, and the Company must group it with other promised goods or services until it becomes a distinct group of goods or services.
Allocation of transaction price to performance obligations — A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. To determine the proper revenue recognition method, the Company evaluates whether the contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment; some of the Company’s contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract.
Variable consideration — Due to the nature of the work required to be performed on many of the Company’s performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. It is common for the collaboration and license agreements to contain variable consideration that can increase the transaction price. Variability in the transaction price arises primarily due to milestone payments obtained following the achievement of specific milestones (e.g., scientific results or regulatory or commercial approvals). The Company includes the related amounts in the transaction price as soon as their receipt is highly probable. The effect of the increase of the transaction price due to milestones payments is recognized as an adjustment to revenue on a cumulative catch‑up basis.
Revenue recognized over time and input method — Some of the Company’s performance obligations are satisfied over time as work progresses, thus revenue is recognized over time, using an input measure of progress as it best depicts the transfer of control to the customers.
See Note 15 for additional detail regarding the Company’s accounting policies for its additional sources of revenue.

Fair value of financial assets and liabilities
The fair value measurement of the loan granted by European Investment Bank (“EIB”) requires the Company to determine:
–the average discount rate of the new liability executed in October 2022. The average discount rate reflects the company’s credit risk at the Amendment Agreement date as well as a premium to reflect uncertainties associated with the timing and the amount of the royalties’ payment. The company involved external specialists to support in determining the average discount rate;
–the amount of additional interest (“royalties”, as defined by the royalty agreement with EIB) that will be due according to the loan agreement during a royalty calculation period commencing upon commercialization. The royalties due during this period will be determined and calculated based on the number of tranches that have been withdrawn and will be indexed to the Company’s annual sales turnover. For the purpose of measuring the fair value of the EIB loan, the Company forecasts the sales that it expects to generate during the royalty period, taking into consideration the operational assumptions such as market release dates of the products, growth and penetration rate in each market. (see notes 4.3 and 12 for details about this loan and the accounting treatment applied).

Note 4. Significant transactions

4.1 LianBio
In May 2021, Nanobiotix announced a partnership with Lian Oncology Limited (LianBio) a biotechnology company dedicated to bringing paradigm-shifting medicines to patients in China and major Asian markets, to develop and commercialize NBTXR3 into Greater China (mainland China, Hong Kong, Taiwan, and Macau), South Korea, Singapore and Thailand.
LianBio has started to collaborate in the development of NBTXR3 in the Asia-Pacific region in the frame of the study NANORAY-312 and will contribute to patient enrollment in four other future global registrational studies across several tumor types and therapeutic combinations. LianBio will also participate in the global Phase 3 registrational study in head and neck cancer into Greater China and South Korea, while supporting longer term strategic alignment across multiple tumor indications and therapeutic combinations.
As of December 31, 2021, a non-refundable upfront payment of $20 million has been collected by the Company at the signature of the LianBio Agreement. Additionally, the Company is entitled to receive up to an aggregate of $205 million in potential contingent, development and commercialization milestone payments. Nanobiotix will also be eligible to receive tiered, low double-digit royalties based on net sales of NBTXR3 in the licensed territories.
In May 2022 and according to the License Agreement executed in May 2021, the Company entered into a clinical supply agreement and a related quality agreement with LianBio for the purpose of the Company supplying LianBio and LianBio purchasing exclusively from the Company fall the required quantities of NBTXR3 for the global clinical study NANORAY-312 and any other studies conducted within the Territories.
As of December 31, 2022, the Company has collected €0.4 million from LianBio pursuant to this clinical supply agreement. Furthermore, LianBio is required to order and purchase NBTXR3 product from the Company according to quantities specified in binding forecasts prepared by LianBio.
See Note 15 for discussion of the accounting analysis of the partnership with Lianbio.

4.2 PharmaEngine
In August 2012, the Company entered into a license and collaboration agreement with PharmaEngine, which provided for the development and commercialization of NBTXR3 by PharmaEngine throughout the covered Asia-Pacific countries. In March 2021, the Company and PharmaEngine mutually agreed to terminate the License and Collaboration agreement.
As of December 31, 2021, the Company had paid a total of $6.5 million to PharmaEngine in accordance with the termination agreement signed between the parties. During the period ended December 31, 2022, PharmaEngine became eligible for an additional $1 million payment following receipt and validation of certain clinical study reports, this additional payment was made in August 2022.
PharmaEngine is entitled to receive an additional payment of $5 million upon the second regulatory approval of NBTXR3 in any jurisdiction of the world for any indication. The Company has also agreed to pay royalties to PharmaEngine at low single-digit royalty rates with respect to sales of NBTXR3 in the Asia-Pacific region for a 10-year period beginning at the date of the first sales in the region. As of December 31, 2022, these future payments were not accrued because the triggering events have not occurred.

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
•a second tranche of €14 million, received in March 2019, subject to a 5% fixed rate, with repayments beginning in 2021 and continuing into 2024; and,
•a last tranche of €10 million, however the Company did not meet the criteria to request this tranche prior to the contractual deadline for requesting this third tranche. Accordingly the third tranche is no longer available to the Company.
In connection with this financing agreement, the Company also entered into a royalty agreement with EIB pursuant to which the Company is required, during a six-year royalty calculation period commencing on January 1, 2021, to pay (on each June 30 with respect to the preceding year within the calculation period) royalties to EIB. The amount of royalties payable is calculable based on low single digit royalties indexed on our net sales turnover, which vary according to the number of tranches that have been drawn, and indexed on the Company’s annual sales turnover.

On October 18, 2022, the Company and the EIB amended the set of financing and royalties’ agreements (together the “Amendment Agreement to the Finance Contract” or “Amendment Agreement”) relating to the EIB loan to re-align the Company’s outstanding debt obligations with its expected development and commercialization timelines. The main terms and conditions of the Amendment Agreement are as follows:
Under the Amendment Agreement, the repayment of the remaining €25.3 million in principal for both tranches is due at the earliest of the third royalty payment (four years after commercialization of NBTXR3) for the first tranche and the second royalty payment (three years following commercialization of NBTXR3) for the second tranche, or on June 30, 2029 irrespective of the commercialization date of NBTXR3. Commercialization date corresponds to the first fiscal year during which net sales will exceed €5 million.
Under these main terms and conditions, an amount of €5.4 million in interest accrued as payment-in-kind (“PIK”) on the first tranche shall be prepaid in October 2024, except in the case of the closing of a collaboration agreement in which case the PIK will be subject to an earlier redemption by October 2023. Going forward, principal from the first tranche will accrue interest at the unchanged rate of 6% annually, with such interest being capitalized and due as PIK interest at maturity. Interest on the remaining €9.3 million in principal from the second tranche will continue to accrue at the unchanged 5% fixed rate paid in semi-annual installments through the repayment date.
The annual royalty payment remains in the low single digits and indexed on our net sales turnover, and continues to cover a six-year period but has been re-aligned to begin as of the first year of NBTXR3 commercialization meaning, when the Company achieves annual net sales in excess of €5.0 million.
In addition to the royalty fees, the Amendment Agreement also includes a “milestone” payment of €20 million, which can be considered as due at the latest in June 2029. An accelerated redemption schedule for this new milestone payment would be triggered calling for the repayment in two equal installments due one year and two years after commercialization, respectively. Further, should the company secure non-dilutive capital through the execution of any business development deal, an accelerated redemption of this new milestone payment would be triggered resulting in a prorated payment amount not exceeding 10% of any upfront or milestone payment received by the Company.
As part of the Amendment Agreement, the Company has agreed to maintain a minimum cash and cash equivalents balance equal to the outstanding principal owed to EIB which is €25.3 million as of December 31, 2022. All other covenants included in the 2018 finance contract remain unchanged.

See Note 12 for discussion of the accounting of this new liability and the valuation assumptions to determine the average discount rate and the fair value of the loan.
See Note 14 for discussion of the liquidity risk associated with the covenant.
See Note 23 for discussion of royalties that may be due in the case of early repayment or change of control after repayment of the loan.

4.4 Collaboration Agreement with the University of Texas MD Anderson Cancer Center
On December 21, 2018, the Company entered into a strategic collaboration agreement with MD Anderson Cancer Center, world prominent center of research, education, prevention and care for cancer patients, which was amended and restated in January 2020 and subsequently amended in June 2021. Pursuant to the MD Anderson Collaboration Agreement, the Company and MD Anderson established a large-scale, comprehensive NBTXR3 clinical collaboration to improve the efficacy of radiotherapy for certain types of cancer. The collaboration initially is expected to support multiple clinical trials conducted by MD Anderson, as sponsor, with NBTXR3 for use in treating several cancer types (including head and neck, pancreatic, and lung cancers). We expect to enroll approximately 312 patients in total across these clinical trials.
As part of the funding for this collaboration, Nanobiotix is committed to pay approximately $11 million for those clinical trials during the collaboration, and made an initial $1.0 million payment at the commencement of the collaboration and a second $1.0 million payment on February 3, 2020. Additional payments were made every six months following patient’s enrollment in the trials, with the balance payable due upon enrollment of the final patient for all studies.
Nanobiotix may also be required to pay an additional one-time milestone payment upon (i) grant of the first regulatory approval by the Food and Drug Administration in the United States and (ii) the date on which a specified number of patients have been enrolled in the clinical trials.
This milestone payment will depend on the year when trigger event occurs, with a minimum amount of $2.2 million if occurred in 2020 up to $16.4 million if occurred in 2030.
As of December 31, 2022 and 2021, the Company recognized prepaid expenses for €1.5 million and €1.0 million respectively. Expenses are recorded during the course of the collaboration in the statement of consolidated operations, based on the patients enrolled during the relevant period.
See Note 8.2 for further details on other current assets.

4.5 Equity Line Financing with Kepler Cheuvreux
In May 2022, Nanobiotix established an equity line financing with Kepler Cheuvreux.
This line of financing will provide financial optionality and near-term flexibility, if needed, as Nanobiotix continues efforts to reduce operating expenses and to focus on its priority programs. In accordance with the terms of this agreement, Kepler Cheuvreux committed to underwrite up to 5,200,000 shares over a maximum timeframe of 24 months starting from May 2022, provided the contractual conditions are met.
The shares will be issued based on the lower of the two daily volume weighted average share prices for the two trading days preceding each issuance, less a maximum discount of 5.0%. An 2% exercise commission of the exercise price also applies on each exercise date of its warrants by Kepler Cheuvreux.
No warrant has been exercised as of December 31, 2022. (See Note 10.4 - Equity Line Agreement and Note 23 - Commitments)

4.6 Liquidity agreement - Gilbert Dupont
Consistent with customary practices in the French securities market, the Company entered in 2012 into a liquidity agreement with Gilbert Dupont, an investment service provider established in France, which agreement allowed Gilbert Dupont to carry out market purchases and sales of Nanobiotix shares on the regulated market of Euronext in Paris, in accordance with the authorizations granted by the Company’s shareholders meeting and in compliance with the French and EU regulations, in order to provide liquidity for the trading market. Effective on December 20, 2022, the Company terminated its Liquidity Agreement with Gilbert Dupont. (See Note 10.2 - Treasury Shares)

Note 5. Intangible assets

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
The Company believes that because of the risks and uncertainties related to the grant of regulatory approval for the commercialization of its product candidates, the technical feasibility of completing its development projects will only be demonstrated when requisite approvals are obtained for the commercialization of products. Accordingly, pursuant to IAS 38, the Company has recognized all of its research and development costs incurred as an expense in 2022 and prior periods.

Patents
Costs incurred by the Company in connection with the filing of patent applications are recognized as an expense until such time as the relevant patents are obtained, in line with the treatment of research and development costs. Once the patents are obtained from relevant authorities, their related patent costs are amortized on a straight-line basis over the patent protection period. The useful life of the patents is reassessed each year, according to IAS 38.

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

Detail of intangible assets
The change in intangible assets breaks down as follows:

(in thousands of euros)	As of January 1, 2022	Increases	Decreases	Transfer	Currency translation	As of December 31, 2022
Patents	65	—	—	—	—	65
Software	657	1	—	—	—	658
Intangible assets in progress	—	—	—	—	—	—
Gross book value of intangible assets	722	1	—	—	—	723
Patents	(65)	—	—	—	—	(65)
Software	(652)	(4)	—	—	—	(657)
Accumulated depreciation of intangible assets (1)	(717)	(4)	—	—	—	(721)
Net book value of intangible assets	4	(3)	—	—	—	1
(1)Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses

(in thousands of euros)	As of January 1, 2021	Increases	Decreases	Transfer	Currency translation	As of December 31, 2021
Patents	65	—	—	—	—	65
Software	651	5	—	—	—	657
Intangible assets in progress	—	—	—	—	—	—
Gross book value of intangible assets	717	5	—	—	—	722
Patents	(65)	—	—	—	—	(65)
Software	(630)	(22)	—	0	0	(652)
Accumulated depreciation of intangible assets (1)	(695)	(22)	—	—	—	(717)
Net book value of intangible assets	21	(17)	—	0	0	4
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

Detail of property, plant and equipment
The change in property, plant and equipment is as follows:

(in thousands of euros)	As of January 1, 2022	Increases	Decreases	Transfer	Currency translation	As of December 31, 2022
Fixtures, fittings and installations	3,318	—	—	—	—	3,318
Right of use – Buildings	8,393	226	(158)	—	—	8,462
Technical equipment	2,135	—	(7)	—	—	2,128
Office and IT equipment	1,010	73	(76)	—	5	1,012
Transport equipment	33	—	—	—	2	36
Right of use – Transport equipment	28	—	(28)	—	—	—
Tangible assets in progress	98	246	—	0	—	344
Prepayments on tangible assets	—	—	—	0	—	—
Gross book value of tangible assets	15,017	545	(269)	—	7	15,299
Fixtures, fittings and installations	(1,641)	(318)	—	—	—	(1,959)
Right of use – Buildings	(2,610)	(930)	43	—	—	(3,496)
Technical equipment	(1,644)	(138)	7	—	—	(1,774)
Office and IT equipment	(875)	(111)	73	—	(3)	(915)
Transport equipment	(33)	—	—	—	(2)	(36)
Right of use – Transport equipment	(28)	—	28	—	—	—
Accumulated depreciation of tangible assets(1)	(6,831)	(1,496)	152	—	(5)	(8,180)
Net book value of tangible assets	8,186	(951)	(117)	—	2	7,120
(1)Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses
Right of use - Buildings
In 2022, the €226 thousand increase in Right of use - Buildings mainly relates to the impact of an annual rent adjustment for the Wattignies and Waccano leases based on the INSEE (National Institute of Statistics and Economic Studies) index for respectively €135 thousand and €89 thousand.
The €158 thousand decrease in Right of use – Buildings relates to the termination of the Oberkampf lease contract in July 2022.

Tangible assets in progress
The tangible assets in progress increase of €246 thousand is mainly related to purchase of a new irradiator for laboratory representing a €228 thousand investment that has not yet been put in use at the end of December 2022.

(in thousands of euros)	As of January 1, 2021	Increases	Decreases	Other movements & transfer.	Currency translation	As of December 31, 2021
Fixtures, fittings and installations	3,313	5	—	—	—	3,318
Right of use – Buildings	7,171	1,362	(139)	—	—	8,393
Technical equipment	2,061	73	—	1	—	2,135
Office and IT equipment	988	53	(35)	—	4	1,010
Transport equipment	31	—	—	—	3	33
Right of use – Transport equipment	65	—	(38)	—	1	28
Tangible assets in progress	1	97	—	—	—	98
Prepayments on tangible assets	—	—	—	—	—	—
Gross book value of tangible assets	13,630	1,590	(212)	—	8	15,017
Fixtures, fittings and installations	(1,320)	(320)	—	—	—	(1,641)
Right of use – Buildings	(1,739)	(901)	30	—	—	(2,610)
Technical equipment	(1,466)	(178)	—	—	—	(1,644)
Office and IT equipment	(783)	(124)	34	—	(3)	(875)
Transport equipment	(31)	—	—	—	(3)	(33)
Right of use – Transport equipment	(36)	(12)	20	—	(1)	(28)
Accumulated depreciation of tangible assets(1)	(5,374)	(1,534)	84	—	(6)	(6,831)
Net book value of tangible assets	8,256	56	(129)	—	3	8,186
(1)Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses

In 2021, the €1,362 thousand increase in Right-of-use — Buildings mainly relates to the extension of the Villejuif lease for 4 years for €1,390 thousand reduced by approximately €25 thousand related to rent indexation impact.
The €139 thousand decrease in Right-of-use — Buildings relates to the termination of a lease contract in Faubourg Saint Antoine in Paris, France.

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
Financial assets are monitored for any indication of impairment. Under IFRS 9, the impairment model is based on the accounting on expected credit losses during the life of the financial assets. A financial asset is impaired if its credit risk, determined with both historic and prospective data, increased significantly since its initial booking. The loss will impact the net income (loss) recorded to the statement of operations.

Detail of non-current financial assets
The change in non-current financial assets breaks down as follows:

(in thousands of euros)	Liquidity contract - Cash account(1)	Security deposits paid	Total
Net book value as of December 31, 2021	98	421	519
Additions	—	—	—
Decreases	(97)	(133)	(230)
Reclassification	—	—	—
Currency translation adjustments	—	3	3
Net book value as of December 31, 2022	—	291	291
(1)See note 10.2 Treasury shares
In 2022, non-current financial assets decreased by €227 thousand compared to 2021.
The €97 thousand decrease of the Liquidity contract – Cash account corresponds to termination of the liquidity agreement with Gilbert Dupont effective on December 20, 2022. See Note 4 - Significant Transactions.
In 2022, the security deposits paid decreased by €133 thousand, mainly due to a €176 thousand credit note received from the Paris office lessor for a deposit overpayment.
In 2021, the security deposits paid increased by €20 thousand, mainly due to a €9 thousand deposit paid in connection with a new Nanobiotix Corp headquarters’ lease contract in Cambridge, Massachusetts, United States.

Note 8. Trade receivables and other current assets

Accounting policies for trade receivables and other current assets are described in Note 7.

8.1 Trade receivables

	As of December 31,
(in thousands of euros)	2022	2021
Trade receivables	101	—
Trade receivables	101	—
The €101 thousand trade receivables balance as of December 31, 2022 exclusively relates to NBTXR3 products delivered to LianBio according to the supply agreement signed in May 2022, invoiced but not paid yet at December 31, 2022.

	As of December 31,
(in thousands of euros)	2022	2021
Due in 3 months or less	101	—
Due between 3 and 6 months	—	—
Due between 6 and 12 months	—	—
Due after more than 12 months	—	—
Trade receivables	101	—

8.2 Other current assets
Other current assets break down as follows:

	As of December 31,
(in thousands of euros)	2022	2021
Research tax credit receivable	4,091	2,490
VAT receivable	1,055	1,058
Prepaid expenses	2,981	2,213
Other receivables	2,741	3,378
Other current assets	10,868	9,139
Prepaid expenses
As of December 31, 2022, prepaid expenses mainly relate to the to MD Anderson collaboration agreement for €1.5 million (see Note 4.4), as compared to €1.0 million for the year ended December 31, 2021, to the AON insurance contracts for €0.7 million (as compared to the CRF insurance contracts for €0.6 million in 2021), and to Myonex prepayment on purchased Cetuximab for €0.1 million (nil in 2021).

Other receivables
Other receivables decrease by €0.6 million is mainly explained by decrease of suppliers prepayment, amounting to €2.6 million as of December 31, 2022 and €3.0 million as of December 31, 2021 . These advance payments are mainly related to ICON and Imaging EndPoints, vendors for clinical trial services.

Research tax credit receivable
The Company receives a research tax credit (Crédit d’Impôt Recherche, or ‘‘CIR’’) from the French tax authorities. See Note 15 for additional details on the CIR research tax credit.
The research tax credit for 2022 was €4.1 million (€3.9 million for Nanobiotix S.A. and €207 thousand for Curadigm SAS), while the amount for 2021 was €2.5 million (€2.3 million for Nanobiotix S.A. and €218 thousand for Curadigm SAS).

The 2020 research tax credit was collected by the Company in November 2021, and the 2021 research tax credit was collected in December 2022.
The change in research tax credit receivables breaks down as follows:

(in thousands of euros)
Receivable as of December 31, 2020	1,927
Refund of 2020 research tax credit – Nanobiotix SA	(1,858)
Refund of 2020 research tax credit – Curadigm SAS	(69)
2021 research tax credit – Nanobiotix SA	2,272
2021 research tax credit – Curadigm SAS	218
Receivable as of December 31, 2021	2,490
Refund of 2021 research tax credit – Nanobiotix SA	(2,272)
Refund of 2021 research tax credit – Curadigm SAS	(218)
2022 research tax credit – Nanobiotix SA	3,884
2022 research tax credit – Curadigm SAS	207
Receivable as of December 31, 2022	4,091

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

Detail of cash and cash equivalents
Cash and cash equivalent break down as follows:

	As of December 31,
(in thousands of euros)	2022	2021
Cash and bank accounts	38,576	83,921
Short-term bank deposits	2,813	—
Net cash and cash equivalents	41,388	83,921
As of December 31, 2022, net cash and cash equivalents decreased by €42,533 thousand as compared with December 31, 2021
In the framework of the Amendment Agreement with the EIB, the Company has agreed to maintain a minimum cash and cash equivalents balance equal to the outstanding principal owed to EIB €25.3 million as of December 31, 2022.
Note 10. Share Capital

10.1 Capital issued
Accounting policies
Ordinary shares are classified in shareholders’ equity. The cost of equity transactions that are directly attributable to the issue of new shares or options is recognized in shareholders’ equity as a deduction from the proceeds of the issue.

Detail of share capital transactions

(in thousands or number of shares)	Nature of transaction	Share Capital	Premiums related to share capital	Number of shares
December 31, 2020		1,033	255,735	34,432,122
March 31, 2021	Capital increase (AGA 2018-1)	1	0	24,500
March 31, 2021	Capital increase (AGA 2019-1)	11	—	369,250
April 20, 2021	Warrants attribution	—	(11)	—
May 31, 2021	Warrants subscription (BSA 2021)	—	43	—
December 31, 2021		1,045	255,767	34,825,872
March 31, 2022	Capital increase (AGA 2020)	2	—	50,000
March 31, 2022	Prior period adjustments	—	2	—
June 30, 2022	Free Shares attributions (AGA 2022)	—	(9)	—
December 31, 2022		1,046	255,760	34,875,872
As of December 31, 2022, the share capital was €1,046,276 divided into 34,875,872 fully paid in ordinary shares each with a par value of €0.03, as compared with the 2021 share capital of €1,044,776.16 divided into 34,825,872 fully paid in ordinary shares, each with a par value of €0.03.
In 2022, the increase in share capital is linked to the issuance of 50,000 new ordinary shares for fully vested AGA related to the AGA 2020 plan.
In 2021, the increase in share capital is related to the conversion of fully vested warrants related to the AGA 2018-1 and AGA 2019-1 plans.

10.2 Treasury shares
On December 20, 2022 the liquidity contract with Gilbert Dupont was terminated (see Note 4.6 - Liquidity agreement - Gilbert Dupont), resulting in the Company receiving 22,118 shares that are reported as treasury shares as of December 31, 2022.
On December 31, 2021, the Company still held ,15,456 treasury shares under the above mentioned liquidity contract.
This liquidity contract complies with the general regulations of, and market practices accepted by, the French Financial Markets Authority (“AMF”), entered into following the Company’s French initial public offering in 2012. These shares were deducted from IFRS equity in the amount of €228 thousand and €202 thousand as of December 31, 2022 and 2021, respectively.

10.3 Founders’ warrants, warrants, stock options and free shares

Accounting policies
Accounting policies for share-based payments are described in Note 17.

Detail of change in founders’ warrants, warrants, stock options and free shares
The Company has granted stock options (OSA), founders’ warrants (BSPCE), warrants (BSA), and free shares (AGA) to corporate officers, employees, members of the Executive and Supervisory Board and consultants of the Group. In certain cases, exercise of the stock options, founders’ warrants and warrants is subject to performance conditions. The Company has no legal or contractual obligation to pay the options in cash.
The following tables summarize activity in these plans during the years ended December 31, 2022 and 2021.
The impact of share-based payments on income is detailed in Note 17.

Founders’ warrants (BSPCE)

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2022	Issued	Exercised	Forfeited	Outstanding at December 31, 2022	Number of shares issuable
BSPCE 2012-2	December 18, 2012	6.63	100,000	—	—	(100,000)	—	—
BSPCE 08-2013	August 28, 2013	5.92	50,000	—	—	—	50,000	50,000
BSPCE 09-2014	September 16, 2014	18.68	86,150	—	—	—	86,150	86,150
BSPCE 2015-1	February 10, 2015	18.57	68,450	—	—	—	68,450	68,450
BSPCE 2015-3	June 10, 2015	20.28	30,350	—	—	—	30,350	30,350
BSPCE 2016	February 2, 2016	14.46	200,841	—	—	(215)	200,626	160,673
BSPCE 2017	January 7, 2017	15.93	179,500	—	—	(350)	179,150	179,150
Total			715,291	—	—	(100,565)	614,726	574,773

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2021	Issued	Exercised	Forfeited	Outstanding at December 31, 2021	Number of shares issuable
BSPCE 2012-2	December 18, 2012	6.63	100,000	—	—	—	100,000	100,000
BSPCE 08-2013	August 28, 2013	5.92	50,000	—	—	—	50,000	50,000
BSPCE 09-2014	September 16, 2014	18.68	86,150	—	—	—	86,150	86,150
BSPCE 2015-1	February 10, 2015	18.57	68,450	—	—	—	68,450	68,450
BSPCE 2015-3	June 10, 2015	20.28	30,700	—	—	(350)	30,350	30,350
BSPCE 2016	February 2, 2016	14.46	202,617	—	—	(1,776)	200,841	139,461
BSPCE 2017	January 7, 2017	15.93	180,850	—	—	(1,350)	179,500	179,500
Total			718,767	—	—	(3,476)	715,291	653,911
By way of exception, the Executive Board decided to lift, for three former employees and for two former members of the Executive Board, the continued service condition, and, where applicable for a former Executive Board member, the performance conditions to which the exercise of certain BSPCEs was subject, notwithstanding the termination of their employment agreement and/or corporate office.
As of December 31, 2022, the 100,000 warrants granted on December 18, 2012 have expired without being exercised by their holders.
The probability of meeting the performance conditions for the 2016 BSPCE, BSA and OSA performance plans was reassessed as of December 31, 2022. The threshold of 400 patients enrolled in all our clinical studies was reached as of December 31, 2022. As a consequence, new instruments representing 30,060 shares became exercisable.
The impact of share-based payments on income is detailed in Note 17.

Warrant Plans (BSA)

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2022	Issued	Exercised	Forfeited	Outstanding at December 31, 2022	Number of shares issuable
BSA 04-12	May 4, 2012	6.00	30,000	—	—	(30,000)	—	—
BSA 2013	April 10, 2013	6.37	6,000	—	—	—	6,000	6,000
BSA 2014	September 16, 2014	17.67	10,000	—	—	—	10,000	—
BSA 2015-1	February 10, 2015	17.67	21,000	—	—	—	21,000	—
BSA 2015-2(a)	June 25, 2015	19.54	64,000	—	—	—	64,000	—
BSA 2017	January 7, 2017	15.76	18,000	—	—	(18,000)	—	—
BSA 2018-1	March 6, 2018	13.550	28,000	—	—	—	28,000	—
BSA 2018-2	July 27, 2018	16.10	5,820	—	—	—	5,820	—
BSA 2019-1	March 29, 2019	11.66	18,000	—	—	—	18,000	—
BSA 2020	March 17, 2020	6.59	18,000	—	—	—	18,000	—
BSA 2021 (a)	April 21, 2021	13.47	14,431	—	—	—	14,431	14,431
BSA 2021 (b)	April 21, 2021	13.64	30,000	—	—	(30,000)	—	—
Total			263,251	—	—	(78,000)	185,251	20,431

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2021	Issued	Exercised	Forfeited	Outstanding at December 31, 2021	Number of shares issuable
BSA 04-12	May 4, 2012	6.00	30,000	—	—	—	30,000	30,000
BSA 2013	April 10, 2013	6.37	6,000	—	—	—	6,000	6,000
BSA 2014	September 16, 2014	17.67	10,000	—	—	—	10,000	—
BSA 2015-1	February 10, 2015	17.67	21,000	—	—	—	21,000	—
BSA 2015-2(a)	June 25, 2015	19.54	64,000	—	—	—	64,000	—
BSA 2016	February 2, 2016	13.74	36,208	—	—	(36,208)	—	—
BSA 2016-2	November 3, 2016	15.01	8,000	—	—	(8,000)	—	—
BSA 2017	January 7, 2017	15.76	18,000	—	—	—	18,000	—
BSA 2018-1	March 6, 2018	13.55	28,000	—	—	—	28,000	—
BSA 2018-2	July 27, 2018	16.10	5,820	—	—	—	5,820	—
BSA 2019-1	March 29, 2019	11.66	18,000	—	—	—	18,000	—
BSA 2020	March 17, 2020	6.59	18,000	—	—	—	18,000	—
BSA 2021 (a)	April 21, 2021	13.47	—	48,103	—	(33,672)	14,431	—
BSA 2021 (b)	April 21, 2021	13.64	—	30,000	—	—	30,000	—
Total			263,028	78,103	—	(77,880)	263,251	36,000
During the year ended December 31, 2022, no new warrants were issued

At a meeting on May 4, 2012, the Executive Board, acting pursuant to the delegation, granted 52,500 warrants in favor of Mr. Laurent Condomine and Mr. Christophe Douat of, respectively, 30,000 BSA and 22,500 BSA, each warrant giving its holder the right to subscribe one ordinary share, each with a par value of €0.03 and at a price of €6.00 (share premium included). As of December, 31, 2022, the remaining 30,000 warrants have not been exercised by their beneficiaries and have been all cancelled.

At a meeting on January 1, 2017, the Executive Board, acting pursuant to the delegation, granted 18,000 warrants to members and observers of the Supervisory Board, each warrant giving its holder the right to subscribe to one ordinary share, each with a par value of €0.03 and at a price of €15.76 (share premium included). The subscription period is open from the date of the Executive Board until January 7, 2022, inclusive. As of December, 31, 2022, the remaining 18,000 warrants have not been exercised by their beneficiaries and have been all cancelled.

At a meeting on April 20,2021, the Executive Board, acting pursuant to the same above mentioned delegation, granted 30,000 warrants to a consultant of the Company, each warrant giving its holder the right to subscribe to one ordinary share, each with a par value of €0.03 and at a price of €13.64 (share premium included) at any time during a ten-year period subject to (i) the subscription by such consultant of the warrants and (ii) the drafting by such consultant of a Chemistry, Manufacturing, Control (CMC) risk assessment report. The corresponding subscription period has been fixed from the date of the meeting of the Executive Board until July 20, 2021 inclusive. The related report was not delivered before the end of the subscription period. Therefore, the 30,000 warrants are considered as forfeited.

Stock Option Plans (OSA)

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2022	Issued	Exercised	Forfeited	Outstanding at December 31, 2022	Number of shares issuable
OSA 2016-1	February 2, 2016	13.05	400	—	—	—	400	240
OSA 2016-2	November 3, 2016	14.26	4,000	—	—	—	4,000	4,000
OSA 2017	January 7, 2017	14.97	500	—	—	—	500	500
OSA 2018	March 6, 2018	12.87	52,000	—	—	—	52,000	52,000
OSA 2019-1	March 29, 2019	11.08	28,250	—	—	(2,500)	25,750	25,750
OSA LLY 2019	October 24, 2019	6.41	500,000	—	—	—	500,000	—
OSA 2020	March 11, 2020	6.25	387,456	—	—	(6,283)	381,173	274,610
OSA 2021-04	April 20, 2021	13.74	491,200	—	—	(70,000)	421,200	18,619
OSA 2021-06	June 21, 2021	12.99	120,000	—	—	—	120,000	20,000
OSA 2022-001	April 14, 2022	6.17	—	20,000	—	(20,000)	—	—
OSA 2022-06	June 22, 2022	4.16	—	580,900	—	(26,400)	554,500	—
Total			1,583,806	600,900	—	(125,183)	2,059,523	395,719

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2021	Issued	Exercised	Forfeited	Outstanding at December 31, 2021	Number of shares issuable
OSA 2016-1	February 2, 2016	13.05	400	—	—	—	400	120
OSA 2016-2	November 3, 2016	14.26	4,000	—	—	—	4,000	4,000
OSA 2017	January 7, 2017	14.97	500	—	—	—	500	500
OSA 2018	March 6, 2018	12.87	52,000	—	—	—	52,000	52,000
OSA 2019-1	March 29, 2019	11.08	28,750	—	—	(500)	28,250	19,165
OSA LLY 2019	October 24, 2019	6.41	500,000	—	—	—	500,000	—
OSA 2020	March 11, 2020	6.25	400,709	—	—	(13,253)	387,456	172,147
OSA 2021-04	April 20, 2021	13.74	—	571,200	—	(80,000)	491,200	—
OSA 2021-06	June 21, 2021	12.99	—	120,000	—	—	120,000	—
Total			986,359	691,200	—	(93,753)	1,583,806	247,932
At a meeting on April 14, 2022, the Executive Board has decided that the 20,000 stock options, each giving the right to subscribe to one ordinary share, each with a par value of €0.03 and at a price of €6.17 (share premium included), granted to Alain Dostie would also be subject to the achievement by December 31, 2022 of a term sheet by Nanobiotix and a partner relating to a financial contribution to the development of the Company's activities of more than 50 million euros and including a marketing component. This performance condition was not achieved as of December 31, 2022 and the related 20,000 stock options were forfeited.
During the 2022 year, we granted 580,900 stock options to our employees and the employees of our subsidiaries composed of 170,400 performance stock options and 410,500 ordinary stock options.
At a meeting on June 22, 2022, the Executive Board, acting pursuant to delegations granted by the Company’s shareholders’ meeting held on November 30, 2020, granted to certain employees of the Group 170,400 performance stock options, each giving its holder the right to subscribe to one ordinary share, each with a par value of €0.03 and at a price of €4.16 (share premium included). Such stock options are governed by the 2020 stock option plan, adopted by the Executive Board on February 9, 2021, and approved by the Company’s annual shareholders’ meeting held on April 28, 2021 (the “2020 Stock Option Plan”).
The performance stock options may be exercised under the following conditions:
▪10% of the stock options may be exercised when the market price of the Company’s shares on the regulated market of Euronext in Paris reaches €24.00,
▪an additional 10% of the stock options may be exercised when the market price of the Company's shares on the regulated market of Euronext in Paris reaches €30.00,
▪an additional 40% of the stock options may be exercised when the market price of the Company’s shares on the regulated market of Euronext in Paris reaches €40.00,
▪an additional 40% of the stock options may be exercised when the market price of the Company's shares on the regulated market of Euronext in Paris reaches €60.00, and
▪at the latest within 10 years of the date of grant, it being specified that stock options which have not been exercised by the end of this 10-year period will be forfeited by law.
It being specified that (i) among such performance stock options that may be exercised, and subject to, for each increment, a continued service condition, their holders may only exercise (x) up to 10% of such performance stock options as from June 22, 2023, (y) an additional 30% of such performance stock options as from June 22, 2024, and (z) the balance, i.e., 60% of such performance stock options as from June 22, 2025, and (ii) such additional vesting condition shall be automatically waived in the event of a change of control.
The number of ordinary and performance stock options that may be exercised under the above exercise schedules would always be rounded down to the nearest whole number.
At a meeting on June 22, 2022, the Executive Board, acting pursuant to delegations granted by the Company’s shareholders’ meeting held on April 28, 2021, granted to certain employees of the Group and members of the Executive Board 410,500 stock options, each giving its holder the right to subscribe one ordinary share, each with a par value of €0.03 and at a price of €4.16 (share premium included). Such stock options are governed by the 2021 stock option plan, adopted by the Executive Board on June 21, 2021 and approved by the Company’s annual shareholders’ meeting held on June 23, 2022 (the “2021 Stock Option Plan”).
The ordinary stock options are exercisable as follows:
▪up to one-third of the ordinary stock options as from June 22, 2023;
▪ an additional one-third of the ordinary stock options as from June 22, 2024,
▪ the balance, i.e., one-third of the ordinary stock options as from June 22, 2025, subject to, for each increment, a continued service condition, and in any case, no later than 10 years after the date of grant, it being specified that stock options which have not been exercised by the end of this 10 year period will be forfeited by law.

Free share plans (AGA)

Type	Grant date	Outstanding at January 1, 2022	Issued	Definitively vested	Forfeited	Outstanding at December 31, 2022	Number of shares exercisable
AGA 2020	March 11, 2020	50,000	—	(50,000)	—	—	—
AGA 2021	April 20, 2021	360,512	—	—	(5,801)	354,711	354,711
AGA 2022	June 22, 2022		300,039		(1,004)	299,035	299,035
Total		410,512	300,039	(50,000)	(6,805)	653,746	653,746

Type	Grant date	Outstanding at January 1, 2021	Issued	Definitively vested	Forfeited	Outstanding at December 31, 2021	Number of shares exercisable
AGA 2019-1	March 29, 2019	372,000	—	(369,250)	(2,750)	—	—
AGA 2020	March 11, 2020	50,000	—	—	—	50,000	50,000
AGA 2021	April 20, 2021	—	362,515	—	(2,003)	360,512	360,512
Total		446,500	362,515	(393,750)	(4,753)	410,512	410,512

At a meeting on June 22, 2022, the Executive Board, acting pursuant to the authorization granted by Company’s shareholders’ meeting on April 20, 2021, granted 300,039 free shares, each with a par value of €0.03 to certain employees of the Group and members of the Executive Board. Such free shares will be subject to a one-year holding period starting at the end of the two-year vesting period, i.e., starting on June 22, 2024. Such free shares are governed by the 2021 free share plan adopted by the Executive Board on June 21, 2021.
Furthermore, the definitive acquisition of the free shares granted to members of the Executive Board is conditioned upon the cumulative achievement of the performance conditions related to internal clinical development of NBTXR3, collaboration milestones, financial objectives and business development opportunities aligned with the Company’s strategic operating plan. The achievement of these conditions must be acknowledged by the Executive Board, with the prior approval of the Supervisory Board, before a period ending twenty-four months following June 22, 2022.
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

Free share vesting conditions
The AGA 2021 and AGA 2022 are subject to a two-year vesting period and a one-year holding period,. The free shares granted by the Company are definitively acquired at the end of the acquisition period as set by the Executive Board. At the end of such period, the beneficiary is the owner of the shares. However, during the holding period (as set by the Executive Board), if any, the shares may not be sold, transferred or pledged.
Unless otherwise decided by the supervisory and executive boards of the Company, the AGA 2021 and AGA 2022 are subject to continued service during the vesting period (i.e., for the AGA 2021, until April 20,2023 and for AGA 2022, until June 22, 2024), it being specified that, failing such continued service, the beneficiary definitively and irrevocably loses his or her right to acquire the relevant AGA 2021 and AGA 2022.
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
At a meeting on March 11,2022, the Executive Board acknowledged the definitive acquisition of 50,000 free shares granted on March 11, 2020 following a two-year acquisition period, thus acknowledging the related share capital increase of €1,500.
In accordance with the terms of the free shares, the Executive Board decided to lift, for nine of the Company’s employees and a former Executive Board member, the continued service condition to which the definitive acquisition of their free shares is subject, notwithstanding the termination of their employment agreement or corporate office.
The impact of share-based payments on income is disclosed in Note 17. As of December 31, 2022, the assumptions related to the estimated vesting of the founders’ warrants, the warrants and performance stock-options have been updated (see Note 17).

10.4 Warrants (BSA) Equity Line KEPLER CHEUVREUX
On May 18, 2022, in accordance with the twenty-first resolution adopted at the April 28, 2021 annual shareholders’ meeting, the Executive Board decided, with the prior approval of the Supervisory Board, to implement an equity line financing with Kepler Cheuvreux for the following twenty-four months and, accordingly, to issue to Kepler Cheuvreux a total of 5,200,000 warrants to subscribe for the same number of the Company’s ordinary shares (bons de souscription d’actions or BSA Kepler). Although Kepler Cheuvreux is acting as the underwriter of the equity line program, Kepler Cheuvreux does not intend to maintain ownership of any shares issued in conjunction with the equity line. Instead, it is expected that Kepler Cheuvreux will sell these shares on the regulated market of Euronext Paris or to investors through block trades. The main terms and conditions of the BSA Kepler are described in the table below:

BSA Kepler
Date of the shareholders’ meeting	April 28, 2021
Date of grant by the Executive Board	May 18, 2022
Maximum number of BSAs authorized	5,200,000
Total number of BSAs granted	5,200,000
Number of shares to which the BSA were likely to give right on the date of their grant	5,200,000
Starting date for the exercise of the BSA	(1)
BSA expiry date	(2)
BSA issue price	500 € in the aggregate
Exercise price per new share	(3)
Terms of exercise	(1)(4)
Number of shares subscribed as of the date of the Annual Report	0
Total number of forfeited or cancelled BSAs as of the date of the Annual Report	0
Total number of BSAs outstanding as of the date of the Annual Report	5,200,000
Total number of shares available for subscription as of the date of the Annual Report (considering the conditions of exercise of the BSAs)	5,200,000
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSAs (assuming that all the conditions for the exercise of said BSAs are met)	5,200,000
(1) Subject to meeting the contractual conditions, Kepler Cheuvreux undertakes to exercise the BSA Kepler within 24 months of their date of issue. These conditions include:
(i) Unless Kepler Cheuvreux and the Company agree differently from time to time, a limit as to the number of new shares to be issued as part of the exercise of stock warrants: the cumulative number of new shares issued upon exercise of the BSA Kepler shall be less than or equal to 25% of the total number of Nanobiotix shares traded on the regulated market of Euronext Paris (excluding block trades) from the date of the implementation of the financing facility, and

(ii) a limit as to the exercise price of the BSA Kepler: such exercise price shall not be lower than, in any case, the price limit set forth by the combined shareholders’ meeting of the Company dated April 28, 2021.
(2) The BSA Kepler may be exercised during a 24-month period as from their issuance date (subject to (i) a prior termination by the Company, at any time, or (ii) an extension for a maximum 6-month period in certain situations), at the end of which the BSA Kepler that are still outstanding shall be purchased by the Company at their issuance price and cancelled.
(3) The exercise price of the BSA Kepler will be based on the lower of the two daily volume-weighted average share prices for the two trading days preceding each issuance, less a maximum discount of 5.0%.
(4) The BSA Kepler may be exercised at any time in whole or in part by Kepler Cheuvreux during their exercise period, subject to a minimum proceeds condition.
Considering that the Company can terminate or suspend the Equity line agreement by buying back the BSAs or increasing the minimum exercise price and that Kepler Cheuvreux is committed to subscribe the shares if the conditions are met, the BSAs granted to Kepler Cheuvreux under the Equity line agreements are off-balance sheet commitments and therefore there is no option or derivative. As structuring commissions are not related to an asset or liability, structuring commissions are expensed at the initiation of the contract.
No BSA has been exercised as at December 31, 2022.

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
As of December 31, 2022 and 2021, the Company updated the parameters for calculating the lump-sum retirement benefit plan to take recent changes into account. The salary increase rate, staff turnover and discount rate were all updated (see Note 11.2 for further details on assumptions used).

(in thousands of euros)	As of January 1, 2022	Increases	Decreases(1)	As of December 31, 2022
Lump-sum retirement benefits	318	—	(48)	270
Non-current provisions	318	—	(48)	270
Provisions for disputes	94	80	—	177
Provisions for charges	16	150	(16)	150
Current provisions	110	230	(16)	327
Total provisions	428	230	(64)	597

(in thousands of euros)	As of January 1, 2021	Increases	Decreases(1)	As of December 31, 2021
Lump-sum retirement benefits	414	—	(97)	318
Non-current provisions	414	—	(97)	318
Provisions for disputes	40	54	—	94
Provisions for charges	—	16	—	16
Current provisions	40	70	—	110
Total provisions	454	70	(97)	428
(1)See Statement of consolidated cash flows and Note 16.4 for the nature of these decreases

11.1 Current provisions

Provisions for disputes comprise employee disputes in progress. The increase during 2022 and 2021 of €80 thousand and €54 thousand respectively, were due to new employee disputes that occurred during the respective years.
Provisions for charges amounting to €150 thousand has been recorded in 2022 regarding a risk identified on rent-free period on premises in Paris.

11.2 Non-current provisions

Commitments for retirement benefits

	As of December 31,
(in thousands of euros)	2022	2021	2020
Provision as of beginning of period	318	414	331
Cost of services	75	84	76
Interests / discounting costs	3	1	3
Expense for the period	78	85	79
Gains or losses related to experience	(29)	(133)	(61)
Gains or losses related to change in demographic assumptions	5	(5)	3
Gains or losses related to change in financial assumptions	(102)	(43)	62
Actuarial gains or losses recognized in other comprehensive income	(126)	(182)	4
Provision as of end of period	270	318	414

The assumptions used to measure lump-sum retirement benefits are as follows:

As of December 31,
Measurement date	2022	2021	2020
Retirement assumptions	Management: Age 66 Non-management: Age 64	Management: Age 66 Non-management: Age 64	Management: Age 66 Non-management: Age 64
Social security contribution rate	44%	42%	44%
Discount rate	3.69%	0.98%	0.33%
Mortality tables	Regulatory table INSEE 2016 -2018	Regulatory table INSEE 2015 -2017	Regulatory table INSEE 2014 -2016
Salary increase rate (including inflation)	Executive: 4% Non-Executive: 3.5%	Executive: 3% Non-Executive: 2.5%	Executive: 3% Non-Executive: 2.5%
Staff turnover	Constant average rate of 5.86%	Constant average rate of 5.86%	Constant average rate of 5.86%
Duration	20 years	20 years	17 years

The rights granted to Company employees are defined in the Collective Agreement for the Pharmaceutical industry (manufacturing and sales of pharmaceutical products).
The staff turnover rate was determined using a historical average over the 2017-2022 period.
The sensitivity to the discount rate and to the salary growth is as follows:

Discount rate	3.44%	3.69%	3.94%
Defined Benefit Obligation as of December 31, 2022 (in thousands of euros)	282	270	258
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

Details of financial liabilities

	As of December 31,
(in thousands of euros)	2022	2021
Lease liabilities – Short term	962	1,126
Repayable BPI loan advances - Short term	500	800
PGE Loans*	2,632	1,086
EIB Loan – Short term	467	5,192
Total current financial liabilities	4,560	8,204
Lease liabilities – Long term	4,568	5,393
Repayable BPI loan advances – Long term	2,258	2,259
PGE Loans*	6,495	8,982
EIB loan – Long term	35,287	21,182
Total non-current financial liabilities	48,608	37,816
Total financial liabilities	53,169	46,020
(*)”PGE”or in French “Prêts garantis par l’Etat” are state-guaranteed loans

Repayable BPI loan advances
The Company receives repayable advances from Banque Publique d’Investissement (formerly known as OSEO Innovation). Some of these advances are interest-free and are fully repayable in the event of technical and/or commercial success.
The other advances bear 1.56% interest. The amount to be reimbursed corresponds to the amount received to date, €2.1 million, increased by the interest amount (see Note 12.1).
In June 2020, Curadigm SAS obtained a €500 thousand conditional advance from Bpifrance, €350 thousand of which was received at the signature date. The remaining €150 thousand were released by Bpifrance after the completion of the project in October 2022, and the funds were received early 2023.

EIB loan
In July 2018, the Company obtained a fixed rate and royalties-based loan from the EIB. The loan could reach a maximum amount of €40 million, divided in three tranches. The first tranche, with a nominal value of €16 million, was received in October 2018 and will be repaid in full in 2023. The accumulated fixed-rate interest related to this tranche was to be paid at the same time. The second tranche, with a nominal value of €14 million, was received in March 2019 and was to be repaid between 2021 and 2024. The accumulated fixed-rate interest related to this second tranche was paid twice a year together with the principal due.
The specific conditions for the third tranche were not fulfilled before the July 31, 2021 deadline. Accordingly, the third tranche is no longer available to the Company.
Pursuant to the Amendment Agreement signed on October 18, 2022, as described in Note 4.3, the Company determined that the modifications of the agreement are substantial and is to be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability in accordance with IFRS 9.
Therefore the Company estimated the fair value of the new debt that shall be recorded as a liability at the Amendment Agreement date. The fair value of the new debt shall be equal to the present value of the probable future cash flows based on management business plan using an average discount rate representing the prevailing market conditions at date.
Consequently the company recognized a financial loss of €6.9 million arising from the difference between (i) the carrying amount of the financial liability extinguished (€27.5 million) and the fair value of the new financial liability (€34.4 million).After initial recognition of the new debt, this financial liability will be measured at amortized cost.

Pursuant to the terms of the Amendment Agreement, the Company is also required:
•during a six-year royalty calculation period commencing upon commercialization of NBTXR3, to pay (on each June 30 with respect to the preceding year within the calculation period) additional interest in the form of royalties, calculated according to the number of tranches that have been withdrawn and indexed on the annual sales turnover (see Note 4.3). On the date of the Amendment Agreement, the Company calculated estimated future royalties based on its forecast of future annual sales turnover, and this estimated amount was included in the amortized cost of the loan. When the Company revises its forecasts of estimated royalties, the carrying value of the liability is subsequently adjusted based on the revised estimate of future royalties, which is discounted at the original average discount rate. The related impact on the carrying value of the liability is recorded as financial income or expense, as applicable.
•To pay to the EIB a milestone totalling €20 million which is due and payable in two equal instalments. An advance payment of this milestone shall be paid if and when the Company receives upfront or milestone revenues from deals. The amount of the milestone was included in the amortized cost of the loan.
As part of the restructuring, the Company has agreed to maintain a minimum cash balance equal to the outstanding principal owed to EIB (€25.3 million as of December 31, 2022). All other covenants included in the 2018 finance contract remain unchanged. As of December 31, 2022 no covenant is in breach.Based on the actual forecast and failing to receive appropriate cash-in, whether through a partnership and/or equity raise, it is expected this covenant would be breached during the third quarter 2023.
The company estimated the fair value of the new debt, which required determining the present value of estimated discounted future cash flows using an average interest rate representing the prevailing market conditions at the restructuring date. The estimation involved projecting debt cash outflows based on net sales included in the Business Plan as determined by the company's Strategy direction.
Fixed flows, including principal repayments and interest payments at a fixed rate are consistent with the payments of a standard corporate borrowing or bond. To estimate the present value of these fixed flows, the company has determined a discounting rate consisting of a base rate and a credit spread. The base rate was estimated by considering EUR-denominated interest rate swaps at different maturities matching principal and interest payments at financing date (October 18, 2022), while the credit spread was determined by considering corporate bond spread curves of American and European healthcare groups at financing date, assuming a CCC rating for the company. The average between EUR and USD curves was retained due to the company’s international operations, and the high volatility of the EUR curve was also taken into account. The discount rate for fixed flows ranged from 14.95% to 16.09%, depending on the maturity, with the new financing denominated in EUR.
Future royalty payments depend on the company’s net sales forecast and therefore depends on its financial performance. Accordingly, in order to estimate the present value of royalty payments, the company has retained a Weighted Average Cost of Capital (“WACC”) applicable to Nanobiotix, which is traditionally used to discount future operating cash flows which are exposed to standard operating risk (without taking into account the risk of unsuccessful development of studies which is already captured in the cashflows). Using a detailed calculation methodology, the company has estimated the WACC on October 18, 2022 at 30%.

The combination of the above results is an average discount rate of 21.3%.

Consequently the company recognized a financial loss of €6.9 million arising from the difference between (i) the carrying amount of the financial liability extinguished (€27.5 million) and the fair value of the new financial liability (€34.4 million). After initial recognition of the new debt, this financial liability will be measured at amortized cost based on an average discount interest rate of 21.3%

As of December 31, 2022, the Company conducted sensitivity analysis changing the key assumptions used to determine the fair value of the new financial liability :

Fair value P&L impact is composed of both the impact of determining the initial fair value of the debt and the impact of discounting during the year (from October 18, 2022 to December 31, equivalent to €1.4 million).

• Average discount rate sensitivity analysis
With constant cumulated net sales and commercialization date :

(in thousands of euros)	As of December 31, 2022
Average discount rate sensitivity	Base rate -1%	Base rate	Base rate +1%
Average discount rate	20.30%	21.30%	22.30%
Total debt amount	(37,123)	(35,754)	(34,452)
Fair value P&L impact	(9,579)	(8,210)	(6,908)
Global impact	(1,369)	—	1,301

•Commercialization date sensitivity analysis
With constant average discount rate and cumulated net sales :

(in thousands of euros)	As of December 31, 2022
Commercialization date sensitivity	Based date	1 year after (*)
Total debt amount	(35,754)	(31,076)
Fair value P&L impact	(8,210)	(3,532)
Global impact	—	4,678
(*) one year post-poning versus first year of commercialization

•Cumulated net sales sensitivity analysis
With constant average discount rate and commercialization date :

(in thousands of euros)	As of December 31, 2022
Cumulated net sales sensitivity	-10%	Based cumulated net sales	+10%
Total debt amount	(35,584)	(35,754)	(35,923)
Fair value P&L impact	(8,040)	(8,210)	(8,379)
Global impact	169	—	(169)

•Impact on the debt of signing a deal that will generate the PIK early payment
With constant average discount rate, cumulated net sales and commercialization date

(in thousands of euros)	As of December 31, 2022
Date of a deal	No Deal before Aug 2023	Deal before Aug 2023
Effective date of PIK interests to be paid	oct-24	oct-23
Total debt amount	(35,754)	(36,073)
Fair value P&L impact	(8,210)	(8,529)
Global impact	—	(319)

PGE loans
The Company announced in June 2020 that it has received approval for financing from both HSBC and Bpifrance for €5 million each in the form of state-guaranteed loans (“Prêts Garantis par l’État”, or “PGE” in France); the €5 million from HSBC (the ‘‘HSBC PGE Loan’’) was received in June 2020. This loan is booked at amortized cost for a minimum of 12 months and allows the Company to delay the reimbursement of this 12 months loan by 1 to 5 years. The Company used this option and the reimbursement date was delayed by 1 year, starting in September 2022. The effective interest rate amounts to 0.31%. As of December 31, 2022, €661 thousand was repaid from HSBC PGE loan.

On July 10, 2020, the Company entered into the second €5 million PGE loan with Bpifrance (the ‘‘Bpifrance PGE Loan’’). The Bpifrance PGE loan has a six-year term and is 90% guaranteed by the French State. The Bpifrance PGE loan did not bear any interest for the first 12-month period but, following such 12-month period and for the subsequent 5 years, bears an interest rate of 2.25% per annum, inclusive of an annual State guarantee fee of 1.61% per annum. The principal and interest of the Bpifrance PGE loan is being reimbursed in 20 quarterly installments as from October 31, 2021 until July 26, 2026. As of December 31, 2022, €425 thousand was repaid from Bpifrance PGE.

12.1 Conditional advance, bank loan and loans from government and public authorities

The table below shows the detail of liabilities recognized on the statements of financial position by type of conditional advances and loans from government and public authorities.
Conditional advances and loans from government and public authorities

(in thousands of euros)	Bpifrance advance	Interest-free Bpifrance loan	EIB Loan	Curadigm Bpifrance advance	Total
As of January 1, 2021	2,216	974	29,251	285	32,726
Principal received	—	—	—	—	—
Impact of discounting and accretion	17	19	(5,817)	16	(5,765)
Accumulated fixed interest expense accrual	32	—	1,758	—	1,790
Accumulated variable interest expense accrual	—	—	4,214	—	4,214
Repayment	—	(500)	(3,033)	—	(3,533)
As of December 31, 2021	2,266	493	26,374	300	29,433
Principal received	—	—	—	—	—
Impact of discounting and accretion and initial fair value determination of new instrument	3	7	6,855	17	6,882
Accumulated fixed interest expense accrual	47	—	1,643	—	1,690
Accumulated variable interest expense accrual	—	—	3,740	—	3,740
Repayment	—	(375)	(2,858)	—	(3,233)
As of December 31, 2022	2,316	125	35,754	317	38,512
During the year ended December 31, 2022 the increase in the EIB loan of €6.9million relates to the impact in the framework of the Amendment Agreement with EIB. The Company determined that the modifications of the agreement are substantial and is to be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability in accordance with IFRS 9 This financial loss arises from the difference between the carrying amount of the financial liability extinguished (€27.5 million) and the fair value of the new financial liability as of the Amendment Agreement date (€34.4 million). (See Note 4.3)
The impact of discounting and accretion of €5.8 million, in 2021 relates to impact from the “catch-up method” related to the variable compensation further to the royalty component in the EIB loan that is linked to future revenue expectations. When the Company revises its forecasts of estimated royalties, the carrying value of the liability is subsequently adjusted based on the revised estimate of future royalties, which is discounted at the original average discount rate. The related impact on the carrying value of the liability is recorded as financial income or expense, as applicable. The rest of the catch up impact is presented on the line variable interest future payments.
The expected royalty payments to be made in the future, previously estimated as €3.4 million as of December 31, 2021 according to the former EIB contract have been updated to €32.4 million as of December 31, 2022 as a result of the revised terms of the EIB debt amendment and the revised sales forecast.

Bank loan

(in thousands of euros)	HSBC “PGE” (1)	Bpifrance “PGE” (1)	Total
As of January 1, 2021	5,020	5,044	10,064
Principal received	—	—	—
Impact of discounting and accretion	17	(14)	3
Accumulated fixed interest expense accrual (2)	26	120	146
Repayment	(33)	(112)	(145)
As of December 31, 2021	5,030	5,038	10,068
Principal received	—	—	—
Impact of discounting and accretion	(1)	(7)	(8)
Accumulated fixed interest expense accrual (3)	42	111	153
Repayment	(661)	(425)	(1,086)
As of December 31, 2022	4,409	4,717	9,127
(1)”PGE”or in French “Prêts garantis par l’Etat” are state-guaranteed loans
(2) In 2021 the fixed interest accrual refers to guaranteed fee of 0.25% of the principal of the HSBC PGE loan and to a guarantee fee of 0.25% added to a fixed interest rate of 1.36% for the Bpifrance PGE loan, respectively.
(3) In 2022 the fixed interest accrual refers to guaranteed fee of 0.25% of the principal of the HSBC PGE loan and to a guarantee fee of 0.25% added to a fixed interest rate of 1.36% for the Bpifrance PGE loan, respectively.

12.2 Lease liabilities

The table below shows the detail of changes in lease liabilities recognized on the statements of financial position over the periods disclosed:

(in thousands of euros)	Lease liabilities
As of January 1, 2021	6,188
New lease contracts	1,476
Impact of discounting of the new lease contracts	(110)
Fixed interest expense	288
Repayment of lease	(1,195)
Early termination of lease contracts	(128)
As of December 31, 2021	6,519
New lease contracts	252
Impact of discounting and accretion	(26)
Fixed interest expense	238
Repayment of lease	(1,331)
Early termination of lease contracts	(122)
As of December 31, 2022	5,530

12.3 Due dates of the financial liabilities

The due dates for repayment of the advances loans and lease liabilities at their nominal value and including fixed-rate interest are as follows:

	As of December 31, 2022
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Bpifrance	300	1,300	837	—
Interest-free Bpifrance loan	125	—	—	—
Curadigm interest-free Bpifrance advance	75	200	75	—
HSBC “PGE”	1,287	2,557	631	—
Bpifrance “PGE”	1,345	2,605	948	—
EIB fixed rate loan	467	7,630	30,184	19,869
Lease liabilities	962	2,292	1,904	971
Total	4,560	16,584	34,579	20,840

	As of December 31, 2021
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Bpifrance	300	1,300	808	—
Interest-free Bpifrance loan	500	—	—	—
Curadigm interest-free Bpifrance advance	—	200	150	—
HSBC “PGE” (1)	661	2,572	1,904	—
Bpifrance “PGE” (1)	425	2,662	2,237	—
EIB fixed rate loan	5,192	28,762	—	—
Lease liabilities	1,126	2,252	2,247	1,714
Total	8,204	37,747	7,346	1,714
(1)”The Company will reimburse the two “PGE”or (“Prêts garantis par l’Etat” or state-guaranteed loans) over 5 years with a deferral of 1 year (last reimbursement being in 2026), for the reasons mentioned in the paragraph below.

The long-term debt obligations relate to the fixed rate interest and principal payable on repayable advances, the interest-free Bpifrance loan, EIB loan, PGE loans and the lease liabilities. These amounts do not include the discounting impact, but only reflect the committed amounts under those contracts as of December 31, 2022.
The outstanding balance of the EIB loan included in the table above was €58.1 million as of December 31, 2022, including €12.8 million of total fixed rate interest to be paid over the term of the loan, out of which €2.3 million was expensed during the year ended December 31, 2022 and €20 million of milestones payable in two equal instalments at the earlier on, respectively, June 30, 2026 and June 30, 2027 and, failing to commercialize, at the new maturity date of the loan. The balance in the table above does not include €32.4 million of estimated variable rate interest, based on the consolidated forecasted sales expected to be generated by the Company during the six-year period beginning upon NBTXR3 commercialization (see Notes 3.2, 4.3 and 12.1).

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

Details of trade and other payables

	As of December 31,
(in thousands of euros)	2022	2021
Fixed asset payables	228	—
Accrued expenses - clinical trials	5,394	1,486
Trade payables & other accruals	3,999	4,996
Total trade and other payables	9,621	6,482
Trade and other payables are not discounted, as none of the amounts were due in more than one year.
Fixed Assets Payables amounting to €228 thousand at the end of December 2022 relates to purchase of an irradiator for the laboratory in Paris.
Accrued Expenses related to clinical trials balance increased by €3.9 million between December 2022 and December 2021 mainly due to NANORAY-312 launch and developments in 2022, amounting to €3.9 million accrual as of December 31, 2022, compared to nil as of December 31, 2021.
Overall decrease of trade payables and other accruals balance by €1.0 million is consistent with supplier balances clearance performed during second semester of 2022 and mainly relate to the decrease of supplies costs of to €400 thousand not paid yet as of December 31, 2022, compared to supplies costs of €1,149 thousand not paid yet as of December 31, 2021.

13.2 Other current liabilities

	As of December 31,
(in thousands of euros)	2022	2021
Tax liabilities	358	258
Payroll tax and other payroll liabilities	6,237	4,820
Other payables	260	199
Other current liabilities	6,855	5,277
Payroll tax and other payroll liabilities consist primarily of payroll taxes, namely the employer contribution to be paid on free shares, accrued bonuses, vacation days and related social charges.
Payroll tax and other payroll liabilities increased by €1.4 million from €4.8 million as of December 31, 2021 to €6.2 million as of December 31, 2022, mainly due to bonus accruals for €0.8 million and to employers’ contribution to be paid on free shares for €0.4 million.

13.3 Deferred income and contract liabilities

	As of December 31,
(in thousands of euros)	2022	2021
Deferred income	55	254
Contract liabilities	16,518	16,518
Deferred income and contract liabilities	16,573	16,772

Balance of deferred income and contract liabilities as of December 31, 2022 is stable and mainly consists of Deferred Income relating to grants and subsidies allocated to Curadigm and Nanobiotix SA accounted for in accordance with IAS20, and of contract liabilities relating to the LianBio contract in the amount of €16.5 million, accounted for in accordance with IFRS 15. See Note 15 Revenues and other income for more details.

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

Detail of financial instruments included in the statements of financial position and impact on income

	As of December 31, 2022
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at fair value through profit or loss	Assets and liabilities carried at amortized cost	Fair value (1)
Non-current financial assets
Non-current financial assets	291	—	291	291
Trade receivables	101	—	101	101
Cash and cash equivalents	41,388	—	41,388	41,388
Total assets	41,780	—	41,780	41,780
Financial liabilities
Non-current financial liabilities	48,608	—	48,608	48,608
Current financial liabilities	4,560	—	4,560	4,560
Trade payables and other payables	9,621	—	9,621	9,621
Total liabilities	62,789	—	62,789	62,789
(1)The fair value of current and non-current liabilities include loans, repayable advances from Bpifrance, the EIB loan and the HSBC and Bpifrance state-guaranteed loans, was assessed using unobservable “level 3” inputs, in the IFRS 13 classification for fair value.

	As of December 31, 2021
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at fair value through profit or loss	Assets and liabilities carried at amortized cost	Fair value (1)
Non-current financial assets
Non-current financial assets	519	97	421	519
Trade receivables	—	—	—	—
Cash and cash equivalents	83,921	—	83,921	83,921
Total assets	84,440	97	84,343	84,440
Financial liabilities
Non-current financial liabilities	37,816	—	37,816	26,235
Current financial liabilities	8,204	—	8,204	8,204
Trade payables and other payables	6,482	—	6,482	6,482
Total liabilities	52,502	—	52,502	40,921
(1)The fair value of current and non-current liabilities include loans, repayable advances from Bpifrance, the EIB loan and the HSBC and Bpifrance state-guaranteed loans, was assessed using unobservable “level 3” inputs, in the IFRS 13 classification for fair value..

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

Liquidity risk
As of December 31, 2022, we had cash and cash equivalent of approximately €41.4 million. We have incurred operating losses since inception in 2005. Our current level of cash and cash equivalent alone is not sufficient to meet our projected financial obligations beyond the third quarter of 2023, raising substantial doubt regarding our ability to continue as a going concern. In order to meet our operating cash flow requirements, we plan to pursue additional possible liquidity through the equity line (PACEO) signed with Kepler Cheuvreux, new business development partnerships, collaborative or strategic alliances, additional financing through public or private offerings of capital or debt securities, and through the implementation of cash preservation activities to reduce or defer discretionary spending.
There are no assurances that our efforts to meet our operating cash flow requirements will be successful. If our current cash and cash equivalent as well as our plans to meet our operating cash flow requirements are not sufficient to fund necessary expenditures and meet our obligations as they come due, our liquidity, financial condition, and business prospects will be materially affected.
As part of the Amendment Agreement signed with the EIB, the Company is required to maintain a minimum cash and cash equivalent balance equal to the outstanding principal owed to EIB amounting to €25.3 million as of December 31, 2022. Failure to comply with this covenant will result in the immediate repayment of all or part of the loan outstanding (as requested by the bank), together with accrued interest, prepayment fees and all other accrued or outstanding amounts. However, Nanobiotix has obtained a 15M€ temporary waiver, until July 31, 2023, and has reached an agreement in principle with EIB to automatically extended it until January 31, 2024 should (a) a business development partnership, collaborative or strategic alliance have become effective before July 31, 2023 and (b) the contractual documentation is signed within fifteen days following the date of this form 20-F. Failing this extension period, and except if it has obtained appropriate funding prior, the Company is expected to be in breach of this temporary waiver as of July 31, 2023.
All other covenants included in the 2018 finance contract remain unchanged.

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
The following table shows the impact of a 10% increase or decrease in the exchange rate between the euro and the U.S. dollar, calculated on the amounts of loans to the Company’s U.S. subsidiaries as of December 31, 2022 and December 31, 2021.

	For the year ended December 31, 2022
Impact	Net income		Equity
(in thousands of euros)	Increase	Decrease	Increase	Decrease
USD / Euro exchange rate	48	(48)	(45)	45
Total	48	(48)	(45)	45

	For the year ended December 31, 2021
Impact	Net income		Equity
(in thousands of euros)	Increase	Decrease	Increase	Decrease
USD / Euro exchange rate	45	(45)	87	(87)
Total	45	(45)	87	(87)

Credit risk
Credit risk arises from cash and cash equivalents, derivative instruments and deposits with banks and other financial institutions as well as from exposure to customer credit, in particular unpaid receivables and transaction commitments.
The credit risk related to cash and cash equivalents and to current financial instruments is not material given the quality of the relevant financial institutions. Customer credit risk is limited, due in part to low trade receivables as of December 31, 2022 and in part to its customers’ high credit rating for other receivables.

Interest rate risk
The Company's exposure to interest rate risk is primarily related to cash equivalents and investment securities, which consist of money market mutual funds (SICAVs). Changes in interest rates have a direct impact on the interest earned from these investments and the cash flows generated.
As of December 31, 2022 loans issued by the Company are exclusively fixed rate loans and thus our exposure to interest rate and market risk is deemed low.
Variable interests on the EIB loan are royalty-based and are not subject to market rate risks.

Fair value
As of December 31, 2022, the carrying value of receivables and current liabilities is assumed to approximate their fair value.

Note 15. Revenues and other income

Accounting policies

Revenue and other income
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

Application of IFRS rules to the license, development and commercialization agreement with LianBio

In May 2021, the Company executed a license arrangement with LianBio, pursuant to which LianBio received an exclusive right to develop and commercialize NBTXR3 in China and other east Asian countries. the Company remains responsible for the manufacturing of the licensed products. The Company is not required to transfer manufacturing know-how, unless the Company, at any time following a change of control of the Company, fails to provide at least 80% of LianBio's requirements for licensed products in a given calendar year. Pursuant to the agreement, the parties will collaborate on the development of NBTRX3 and LianBio will participate in global Phase 3 registrational studies, for several indications, by enrolling patients in China.
The Company received in June 2021 a non-refundable upfront payment of $20 million. In addition, the Company may receive up to $205 million potential additional payments upon the achievement of certain development and sales milestones, as well as tiered, low double-digit royalties based on net sales of NBTXR3 in the licensed territories. The Company is also entitled to receive payments for development and commercial vials ordered by LianBio and supplied by the Company.
The license to commercialize a product candidate, ongoing transfer of unspecified know-how related to development and commercialization and the supply services (for commercial products) are in the scope of IFRS 15, as they are an output of the Company’s ordinary activities. For IFRS 15 purpose, it was determined that the license is not distinct from the commercial manufacturing services because the customer cannot benefit from the license without the manufacturing services and such services are not available from third party-contract manufacturers. Accordingly, the license and commercial manufacturing services are treated as one single performance obligation which is recognized as manufacturing services are performed. Milestone payments linked to regulatory marketing approvals will be included in the transaction price only when and if the contingency is resolved and will be recognized as revenue when manufacturing services are provided. Sales-based milestone payments will be recognized when the sales thresholds are achieved. Royalties will be recognized when the underlying sales are made by LianBio.
The $20 million upfront payment received in June 2021 has been recognized as a Contract Liability and will be recognized as revenue over the term of the arrangement, as manufacturing services (for commercial products) are provided.
The mutualization of development efforts leading to the regulatory marketing approvals are treated as a collaboration arrangement outside of the scope of IFRS 15. If any R&D cost incurred is eligible for partial reimbursement by Lianbio, the corresponding recharge is recognized as Other Income. No such amount has been incurred to date. This includes the supply of products necessary to conduct the clinical trials, R&D cost incurred that are eligible for partial reimbursement by Lianbio, that will be recognized as Other Income. The related income will be recognized respectively when the products will be delivered to Lianbio and when the eligible costs are incurred by LianBio.
Milestone payments linked to regulatory marketing approvals will be included in the transaction price only when and if the contingency is resolved and will be recognized to revenue as manufacturing services are provided. Sales-based milestone payments will be recognized when the sales thresholds are achieved. Royalties will be recognized when the underlying sales are made by LianBio.
On May 9, 2022, the Company signed the clinical supply agreement with LianBio as defined in the license, development, and commercialization agreement. This agreement provides for the supply by the Company to LianBio of vials of NBTXR3 and Cetuximab products for clinical trial development activities. For the year ended December 31, 2022, the Company billed the delivery of NBTXR3 and Cetuximab vials to LianBio amounting to €472 thousand, recorded within Other Income as it relates to the non-IFRS 15 components of the agreement (the development collaboration).

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
The Company has received research tax credits since its creation. These amounts are recognized as "Other income" in the fiscal year in which the corresponding charges or expenses were incurred. In case of capitalization of research and development expenses, the portion of research tax credit related to capitalized expenses is deducted from the amount of capitalized expenses on the statements of financial position and from the amortization charges for these expenses on the statements of operations.

Detail of revenues and other income
The following table summarizes the Company’s revenues and other income per category for the years ended December 31, 2022, 2021, and 2020.

	For the year ended December 31,
(in thousands of euros)	2022	2021	2020
Services	—	5	50
Other sales	—	5	—
Total revenues	—	10	50
Research tax credit	4,091	2,490	1,927
Subsidies	135	126	526
Other	550	21	10
Total other income	4,776	2,637	2,462
Total revenues and other income	4,776	2,647	2,512

Total Revenues
The Company’s revenue of €10 thousand in 2021 and €50 thousand in 2020 was derived mainly from the charging-back of shared external clinical research organization costs in connection with the development support provided by the Company to PharmaEngine as part of the 2014 amendment to the Company’s License and Collaboration Agreement. There was no revenue recognized in 2022.
Research Tax Credit
Research tax credit increased from €1,927 thousand in 2020 to €2,490 thousand in 2021 and to €4,091 thousand in 2022 due mainly to an increase of research and development expenses, and to the inclusion of additional eligible expenses from contract research organizations for clinical trials, mainly related to the 312 study.
Subsidies
In 2020, the Company’s “subsidies” income was mainly derived from €312 thousand French State subsidies provided as part of the ‘‘partial unemployment measure,’’ a national plan allowing companies facing economic challenges during the COVID-19 crisis to receive from the French State approximately 84% of specific employees’ net salary. Besides, “Subsidies” in the other income included €187 thousand recognized as revenue in connection with the Bpifrance Deep Tech Funding granted to Curadigm SAS for the year ended December 31, 2020, €126 thousand for the year ended December 31, 2021, and €130 thousand for the year ended December 31, 2022.
Other
Other income mainly includes income for supply services, provided in connection with the clinical supply agreement signed in May 2022 with LianBio (see Note 4.1), amounting to €474 thousand in 2022. The Company shall supply LianBio with NBTXR3 product for the purpose of the development of licensed products in LianBio’s territory.

Note 16. Operating expenses

Accounting policies
Leases included in the practical expedients under the IFRS 16 standard and used by the Company (low value asset and short-term leases) are recognized in operating expenses. Payments made for these leases are expensed, net of any incentives, on a straight-line basis over the contract term (see Note 23).
Accounting policies for research and development expenses are described in Note 5.

16.1 Research and development expenses

	For the year ended December 31,
(in thousands of euros)	2022	2021	2020
Purchases, sub-contracting and other expenses	(20,415)	(19,562)	(12,734)
Payroll costs (including share-based payments)	(10,868)	(9,605)	(10,306)
Depreciation, amortization and provision expenses(1)	(1,353)	(1,211)	(1,290)
Total research and development expenses	(32,636)	(30,378)	(24,330)
(1)see note 16.4 Depreciation, amortization and provision expenses

Purchases, sub-contracting and other expenses
Purchases, sub-contracting and other expenses increased by €0.9 million, or 4.4% for the year ended December 31, 2022 as compared with the same period in 2021. This reflects the increase of the clinical development activities, especially driven by our global Phase 3 clinical trial for elderly head and neck cancer patients ineligible for platinum-based (cisplatin) chemotherapy (NANORAY-312).
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

Payroll costs

Payroll costs increased by €1.3 million, or 13% for the year ended December 31, 2022 as compared with the same period in 2021. This variation is mainly due to cost of living adjustments and higher bonus expenses. Payroll costs decreased by €774 thousand, or 8% for the year ended December 31, 2021 as compared with the same period in 2020. This variation is mainly due to a change in the mix and in the location of our research and development staff.
As of December 31, 2022, the Company’s workforce amounted to 74 research and development staff, including 1 additional position created during the year ended December 31, 2022.
As of December 31, 2021, the Company’s workforce amounted to 73 research and development staff, including 7 additional positions created during the year ended December 31, 2021.
As of December 31, 2020, the Company’s workforce amounted to 66 research and development staff, including a decrease of 15 positions created during the year ended December 31, 2020.
The impact of share-based payments (excluding employer’s contribution) on research and development expenses amounted to €334 thousand in 2022 as compared with €677 thousand in 2021 and €629 thousand in 2020.

16.2 Selling, General and Administrative (SG&A) expenses

	For the year ended December 31,
(in thousands of euros)	2022	2021	2020
Purchases, fees and other expenses	(7,792)	(9,638)	(6,482)
Payroll costs (including share-based payments)	(9,688)	(9,379)	(7,789)
Depreciation, amortization and provision expenses (1)	(378)	(417)	(340)
Total SG&A expenses	(17,857)	(19,434)	(14,611)
(1)see note 16.4 Depreciation, amortization and provision expenses
Purchases, fees and other expenses
In 2022, purchases, fees and other expenses decreased by €1.8 million, or 19% for the year ended December 31, 2022 as compared with the same period in 2021. This variation reflects the Company’s actions to reduce reliance on external support for core activities as well as rationalization of and cost savings achieved relative to the services procured.
In 2021, purchases, fees and other expenses increased by €3.2 million, or 49% for the year ended December 31, 2021 as compared with the same period in 2020. This variation reflects two main impacts, first the legal expenses relating to partnership agreements as well as consulting fees, legal and compliance expenses as a result of being a U.S. public company. The second main impact relates to recruitment expenses.

Payroll costs

Payroll costs increased by €0.3 million or 3.3% in 2022, mainly driven by the recruitment of a General Counsel in 2022. In 2021, payroll costs increased by €1.6 million or 21% as compared to 2020, mainly due to a change in the mix and location changes of our staff in SG&A functions (more US based employees) and a one-time severance payment related to the departure of Philippe Mauberna, the prior CFO.
As of December 31, 2022, the Company’s workforce amounted to 28 staff in SG&A functions in comparison with a Company’s workforce of 27 staff in SG&A functions during the year ended December 31, 2021.
As of December 31, 2021, the Company’s workforce amounted to 27 staff in SG&A functions in comparison with a Company’s workforce of 24 staff in SG&A functions during the year ended December 31, 2020.
The impact of share-based payments (excluding employer’s contribution) on SG&A expenses amounted to €2.8 million in 2022, as compared with €2.5 million in 2021 and €2.3 million in 2020.

16.3 Payroll costs

	For the year ended December 31,
(in thousands of euros)	2022	2021	2020
Wages and salaries	(12,345)	(11,391)	(11,141)
Payroll taxes	(4,963)	(4,308)	(3,953)
Share-based payments	(3,174)	(3,201)	(2,924)
Retirement benefit obligations	(75)	(84)	(76)
Total payroll costs	(20,556)	(18,984)	(18,094)
Average headcount	100	96	97
End-of-period headcount	102	100	90
As of December 31, 2022, the Company’s workforce totaled 102 employees, compared with 100 as of December 31, 2021 and 90 as of December 31, 2020.
In 2022, wages, salaries and payroll costs, together, amounted to €17.3 million as compared with €15.7 million in 2021. This is mainly due to 2 additional positions created during the year ended December 31, 2022 as well as annual cost of living adjustments, and higher bonus expenses.
In 2021, wages, salaries and payroll costs, together, amounted to €15.7 million as compared with €15.1 million in 2020. This is mainly due to the 10 additional positions created during the year ended December 31, 2021, as for the year ended December 31, 2020 the staff decreased due to the COVID 19 pandemic.

In accordance with IFRS 2 – Share-based Payment, the share-based payment amount recognized in the statements of operations reflects the expense associated with rights vesting during the fiscal year under the Company's share-based compensation plans. The share-based payment expenses amounted to €3.2 million for the years ended December 31, 2022 and December 31, 2021, as compared with €2.9 million as of December 31, 2020 (see Note 17).

16.4 Depreciation, amortization and provision expenses
Depreciation, amortization and provision expenses by function are detailed as follows:

	For the year ended December 31, 2022
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(2)	(1)	(3)
Amortization expense of tangible assets	(1,164)	(334)	(1,497)
Utilization of provision for disputes	—	—	—
Provision for charges	(187)	(43)	(230)
Utilization of provision for charges	—	—	—
Total depreciation, amortization and provision expenses (except IAS 19)	(1,353)	(378)	(1,730)
Provision for retirement benefit obligations (IAS 19)	(48)	(26)	(75)
Total Provision for retirement benefit obligations (IAS 19)	(48)	(26)	(75)
Total depreciation, amortization and provision expenses	(1,401)	(404)	(1,805)

	For the year ended December 31, 2021
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(34)	(10)	(45)
Amortization expense of tangible assets	(1,109)	(406)	(1,515)
Utilization of provision for disputes	—	—	—
Provision for charges	(68)	—	(68)
Reversal of provision for disputes	—	—	—
Total depreciation, amortization and provision expenses (except IAS 19)	(1,211)	(417)	(1,628)
Provision for retirement benefit obligations (IAS 19)	(49)	(35)	(84)
Total Provision for retirement benefit obligations (IAS 19)	(49)	(35)	(84)
Total depreciation, amortization and provision expenses	(1,260)	(452)	(1,712)

	For the year ended December 31, 2020
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(152)	(23)	(176)
Amortization expense of tangible assets	(1,250)	(329)	(1,579)
Utilization of provision for disputes	145	—	145
Provision for charges	—	(40)	(40)
Reversal of provision for disputes	—	19	19
Total depreciation, amortization and provision expenses (except IAS 19)	(1,257)	(373)	(1,630)
Provision for retirement benefit obligations (IAS 19)	(46)	(30)	(76)
Total Provision for retirement benefit obligations (IAS 19)	(46)	(30)	(76)
Total depreciation, amortization and provision expenses	(1,303)	(403)	(1,706)

16.5 Other operating income and expenses

	For the year ended December 31,
(in thousands of euros)	2022	2021	2020
Other operating expenses	(985)	(5,414)	—
Total Other operating income and expenses	(985)	(5,414)	—

In the context of the termination agreement signed with PharmaEngine, the Company has made payments for a cumulative amount of $1 million in 2022 following receipt and validation of certain clinical study reports, as compared with $6.5 million in 2021 (€985 thousand and €5.4 million converted at the exchange rate on the payment date in 2022 and 2021 respectively) in accordance with the termination and release agreement signed between the parties. See Note 4.2 PharmaEngine.

Note 17. Share-based payments

Accounting policy
Since its inception, the Company has granted stock options (option sur actions, ‘‘OSA’’), warrants (bons de souscription d’actions, ‘‘BSA’’), founders’ warrants (bons de souscription de parts de créateur d’entreprise, ‘‘BSPCE’’) and free shares (attributions gratuites d’actions, ‘‘AGA’’) to corporate officers, employees and members of the Supervisory Board and consultants. In certain cases, exercise of the options and warrants is subject to performance conditions. The Company has no legal or contractual obligation to pay the options in cash.
These share-based compensation plans are settled in equity instruments.
The Company has applied IFRS 2 – Share-based Payment to all equity instruments granted to employees since 2006.
As required by IFRS 2 – Share-based Payment, the cost of compensation paid in the form of equity instruments is recognized as an expense, with a corresponding increase in shareholders’ equity for the vesting period during which the rights with respect to the equity instruments are earned.
The fair value of the equity instruments granted to employees is measured using the Black-Scholes or Monte Carlo model, as described below.
At each closing date, the number of options likely to become exercisable is re-examined. If applicable, changes to the estimated number of options expected to become exercisable are recognized in the consolidated statement of income with a corresponding adjustment in equity.

Detail of share-based payments
The number of warrants and options outstanding on December 31, 2022 and their main characteristics, are detailed below:

Founders’ warrants

	Pre-2022 founders’ warrant plans
	BSPCE 2012-2	BSPCE 08-2013	BSPCE 09-2014	BSPCE 2015-1	BSPCE 2015-03
Type of underlying asset	New shares	New shares	New shares	New shares	New shares
Number of founder’s warrants granted	100,000	50,000	97,200	71,650	53,050
Date of shareholders' resolution approving the plan	05/04/2012	06/28/2013	06/18/2014	06/18/2014	06/18/2014
Grant date	12/18/2012	08/28/2013	09/16/2014	02/10/2015	06/10/2015
Contractual expiration date	12/18/2022	08/28/2023	09/16/2024	02/10/2025	06/10/2025
Grant price	—	—	—	—	—
Exercise price	€6.63	€5.92	€18.68	€18.57	€20.28
Number of founders’ warrants as of December 31, 2022	—	50,000	86,150	68,450	30,350
Number of founders’ warrants exercised	—	—	—	—	—
Including founders’ warrants exercised during the period	—	—	—	—	—
Number of founders’ warrants lapsed or cancelled	100,000	—	11,050	3,200	22,700
Including founders’ warrants lapsed or cancelled during the period	100,000	—	—	—	—

	Pre-2022 founders’ warrant plans
	BSPCE 2016 Ordinary	BSPCE 2016 Performance	BSPCE 2017 Ordinary	BSPCE 2017
Type of underlying asset	New shares	New shares	New shares	New shares
Number of founder’s warrants granted	126,400	129,250	117,650	80,000
Date of shareholders' resolution approving the plan	06/25/2015	06/25/2015	06/23/2016	06/23/2016
Grant date	02/02/2016	02/02/2016	01/07/2017	01/07/2017
Contractual expiration date	02/02/2026	02/02/2026	01/07/2027	01/07/2027
Grant price	—	—	—	—
Exercise price	€14.46	€14.46	€15.93	€15.93
Number of founders’ warrants as of December 31, 2022	100,567	100,059	99,150	80,000
Number of founders’ warrants exercised	333	—	—	—
Including founders’ warrants exercised during the period	—	—	—	—
Number of founders’ warrants lapsed or cancelled	25,500	29,191	18,500	—
Including founders’ warrants lapsed or cancelled during the period	—	215	350	—

Warrants

	Pre-2022 warrant plans
	BSA 04-2012	BSA 2013	BSA 2014	BSA 2015-1	BSA 2015-2 (a)	BSA 2015-2 (b)	BSA 2016 ordinary
Type of underlying assets	New shares	New shares	New shares	New shares	New shares	New shares	New shares
Number of warrants granted	52,500	10,000	14,000	26,000	64,000	6,000	18,103
Date of shareholders' resolution approving the plan	05/04/2012	05/04/2012	06/18/2014	06/18/2014	06/18/2014	06/25/2015	06/25/2015
Grant date	05/04/2012	04/10/2013	09/16/2014	02/10/2015	06/25/2015	06/25/2015	02/02/2016
Contractual expiration date	05/04/2022	04/10/2023	09/16/2024	02/10/2025	06/25/2025	06/25/2020	02/02/2021
Grant price	€0.60	€2.50	€4.87	€4.87	€5.00	€2.80	€1.67
Exercise price	€6.00	€6.37	€17.67	€17.67	€19.54	€19.54	€13.74
Number of warrants as of December 31, 2022	—	6,000	10,000	21,000	64,000	—	—
Number of warrants exercised	22,500	—	—	—	—	—	—
Including warrants exercised during the period	—	—	—	—	—	—	—
Number of warrants lapsed or cancelled	30,000	4,000	4,000	5,000	—	6,000	18,103
Including warrants lapsed or cancelled during the period	30,000	—	—	—	—	—	—

	Pre-2022 warrant plans
	BSA 2016 performance	BSA 2016-2	BSA 2017	BSA 2018-1	BSA 2018-2	BSA 2019-1	BSA 2020
Type of underlying assets	New shares	New shares	New shares	New shares	New shares	New shares	New shares
Number of warrants granted	18,105	8,000	18,000	28,000	5,820	18,000	18,000
Date of shareholders' resolution approving the plan	06/25/2015	06/23/2016	06/23/2016	06/14/2017	05/23/2018	05/23/2018	04/11/2019
Grant date	02/02/2016	11/03/2016	01/07/2017	03/06/2018	07/27/2018	03/29/2019	03/17/2020
Contractual expiration date	02/02/2021	11/03/2021	01/07/2022	03/06/2023	07/27/2028	03/29/2029	03/17/2030
Grant price	€1.67	€2.03	€2.26	€1.62	€2.36	€1.15	€0.29
Exercise price	€13.74	€15.01	€15.76	€13.55	€16.10	€11.66	€6.59
Number of warrants as of December 31, 2022	—	—	—	28,000	5,820	18,000	18,000
Number of warrants exercised	—	—	—	—	—	—	—
Including warrants exercised during the period	—	—	—	—	—	—	—
Number of warrants lapsed or cancelled	18,105	8,000	18,000	—	—	—	—
Including warrants lapsed or cancelled during the period	—	—	18,000	—	—	—	—

	Pre-2022 warrant plans
	BSA 2021 (a)	BSA 2021 (b)
Type of underlying assets	New shares	New shares
Number of warrants granted	48,103	30,000
Date of shareholders' resolution approving the plan	11/30/2020	11/30/2020
Grant date	04/20/2021	04/20/2021
Contractual expiration date	04/20/2031	04/20/2031
Grant price	€2.95	€0.68
Number of warrants as of Exercise price	€13.47	€13.64
Number of warrants as of December 31, 2022	14,431	—
Number of warrants exercised	—	—
Including warrants exercised during the period	—	—
Number of warrants lapsed or cancelled	33,672	30,000
Including warrants lapsed or cancelled during the period	—	30,000

Stock options

	Pre-2022 stock option plans
	OSA 2016-1 Performance	OSA 2016-2	OSA 2017 Ordinary	OSA 2018	OSA 2019-1	OSA LLY 2019	OSA 2020
Type of underlying asset	New shares	New shares	New shares	New shares	New shares	New shares	New shares
Number of options granted	6,400	4,000	3,500	62,000	37,500	500,000	407,972
Date of shareholders' resolution approving the plan	06/25/2015	06/23/2016	06/23/2016	06/14/2017	05/23/2018	04/11/2019	04/11/2019
Grant date	02/02/2016	11/03/2016	01/07/2017	03/06/2018	03/29/2019	10/24/2019	03/11/2020
Contractual expiration date	02/02/2026	11/03/2026	01/07/2027	03/06/2028	03/29/2029	10/24/2029	03/11/2030
Grant price	—	—	—	—	—	—	—
Exercise price	€13.05	€14.26	€14.97	€12.87	€11.08	€6.41	€6.25
Number of options as of December 31, 2022	400	4,000	500	52,000	25,750	500,000	381,173
Number of options exercised	—	—	—	—	—	—	—
Number of options as of Including options exercised during the period	—	—	—	—	—	—	—
Number of options lapsed or cancelled	6,000	—	3,000	10,000	11,750	—	26,799
Including options lapsed or cancelled during the period	—	—	—	—	2,500	—	6,283

	Pre-2022 stock option plans		2022 stock option plans
	OSA 2021-04	OSA 2021-06	OSA 2022-001	OSA 2022-06 Ordinary	OSA 2022-06 Performance
Type of underlying asset	New shares	New shares	New shares	New shares	New shares
Number of options granted	571,200	120,000	20,000	410,500	170,400
Date of shareholders' resolution approving the plan	11/30/2020	04/28/2021	11/30/2020	04/28/2021	11/30/2020
Grant date	04/20/2021	06/21/2021	04/14/2022	06/22/2022	06/22/2022
Contractual expiration date	04/20/2031	06/21/2031	04/14/2032	06/22/2032	06/22/2032
Grant price	—	—	—	—	—
Exercise price	€13.74	€12.99	€6.17	€4.16	€4.16
Number of options as of December 31, 2022	421,200	120,000	—	398,000	156,500
Number of options exercised	—	—	—	—	—
Number of options as of Including options exercised during the period	—	—	—	—	—
Number of options lapsed or cancelled	150,000	—	20,000	12,500	13,900
Including options lapsed or cancelled during the period	70,000	—	20,000	12,500	13,900

Free shares

	Pre-2022 free shares plan					2022 free shares plan
	AGA 2018-1	AGA 2018-2	AGA 2019-1	AGA 2020	AGA 2021	AGA 2022
Type of underlying assets	New shares	New shares	New shares	New shares	New shares	New shares
Number of free shares granted	396,250	6,000	438,250	50,000	362,515	300,039
Date of shareholders' resolution approving the plan	06/14/2017	05/23/2018	05/23/2018	04/11/2019	11/30/2020	04/28/2021
Grant date	03/06/2018	07/27/2018	03/29/2019	03/11/2020	04/20/2021	06/22/2022
Grant price	—	—	—	—	—	—
Exercise price	—	—	—	—	—	—
Number of free shares as of December 31, 2022	—	—	—	—	354,711	299,035
Number of free shares exercised	340,583	6,000	369,250	50,000	—	—
Including free shares exercised during the period	—	—	—	50,000	—	—
Number of free shares lapsed or cancelled	55,667	—	69,000	—	7,804	1,004
Including free shares lapsed or cancelled during the period	—	—	—	—	5,801	1,004

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of December 31, 2022	614,726	185,251	2,059,523	653,746	3,513,246

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of December 31, 2021	715,291	263,251	1,583,806	410,512	2,972,860

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of December 31, 2020	718,767	263,028	986,359	446,500	2,414,654
The measurement methods used to estimate the fair value of stock options, warrants and free shares are described below:
•The share price on the grant date is equal to the exercise price, except for the BSA 2014 which exercise price was set at €17.67, taking into account both the average share price on the 20 days preceding the grant date and the expected development perspectives of the Company;
•The risk-free rate was determined based on the average life of the instruments; and
•Volatility was determined based on volatility observed on Nanobiotix shares on the grant date and for a period equal to the life of the warrant or option

The performance conditions for all of the plans were assessed as follows:
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

The probability of meeting the performance conditions for the 2016 BSPCE, BSA and OSA performance plans was reassessed as of December 31, 2022. The threshold of 400 patients enrolled in all our clinical studies was reached as of December 31, 2022. As a consequence, new instruments became exercisable.

BSPCE	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2022 (in thousands of euros)	Expense for the year ended 2021 (in thousands of euros)	Expense for the year ended 2020 (in thousands of euros)
BSPCE 2012-1	5.26	5.26	41%	3.49	0.20%	0.00%	307	—	—	—
BSPCE 2012-2	6.65	6.63	44.3% - 47.6%	5 - 7.30	0.84% - 1.22%	0.00%	288	—	—	—
BSPCE 04-2013	6.30	6.30	56%	5	0.90%	0.00%	167	—	—	—
BSPCE 08-2013	6.30	5.92	256%	7	0.90%	0.00%	152	—	—	—
BSPCE 09-2014	18.68	18.68	58%	5.5/6/6.5	0.64%	0.00%	965	—	—	—
BSPCE 2015-1	18.57	18.57	58% - 62% - 61%	5.5/6/6.5	0.39%	0.00%	50	—	—	—
BSPCE 2015-2	18.57	18.57	58% - 62% - 61%	5.5/6/6.5	0.39%	0.00%	705	—	—	—
BSPCE 2015-3	20.28	20.28	61% - 62% - 61%	5.5/6/6.5	0.56%	0.00%	483	—	—	—
BSPCE 2016 Ordinary	14.46	14.46	59% - 62% - 60%	5.5/6/6.5	0.32%	0.00%	1,080	—	—	—
BSPCE 2016 Performance	14.46	14.46	59%	5	0.19%	0.00%	1,212	28	32	99
BSPCE 2017 Ordinary	15.93	15.93	58% - 61% - 59%	5.5/6/6.5	0.23%	0.00%	1,000	0	0	8
BSPCE 2017 Performance	15.93	15.93	59%	5	0.11%	0.00%	622	—	—	—
BSPCE 2017	15.93	15.93	59%	5	0.11%	0.00%	627	—	—	—
BSPCE 2017 Project	15.93	15.93	59%	5	0.11%	0.00%	94	—	—	—
Total BSPCE	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	28	32	107

BSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2022 (in thousands of euros)	Expense for the year ended 2021 (in thousands of euros)	Expense for the year ended 2020 (in thousands of euros)
BSA 2012	6.00	6.00	49%	10	0.96%	0.00%	183	—	—	—
BSA 2013	6.30	6.37	156%	6	0.90%	0.00%	1	—	—	—
BSA 2014	18.68	17.67	57%	5	0.41%	0.00%	—	—	—	—
BSA 2015-1	17.67	17.67	58%	5	0.26% - 0.27%	0.00%	63	—	—	—
BSA 2015-2 a	19.54	19.54	58%-58%-57%-58%	5/5.1/5.3/5.4	0.39%	0.00%	16	—	—	—
BSA 2015-2 b	19.54	19.54	58% - 60%	4.6 – 9.6	0.25% - 0.91%	0.00%	284	—	—	—
BSA 2016o-1	13.74	13.74	57%	2.4	0.00%	0.00%	37	—	—	—
BSA 2016p-1	13.74	13.74	57%	2.4	0.00%	0.00%	143	—	—	—
BSA 2016-2	15.01	15.01	57%	2.4	0.00%	0.00%	—	—	—	—
BSA 2017o-1	15.76	15.76	33%	2.4	0.00%	0.00%	—	—	—	—
BSA 2018-1	13.55	13.55	38%	4.8	0.7% - 0.1%	0.00%	2	—	—	—
BSA 2018-2	16.10	16.10	38%	4.8	0.7% - 0.1%	0.00%	1	—	—	—
BSA 2019-1	11.66	11.66	37%	9.8/9.9	0.16% - 0.50%	0.00%	24	—	—	—
BSA 2020	6.59	6.59	38%	10	(0.13)% - (0.07)%	0.00%	19	—	—	19
BSA 2021 (a)	13.47	13.47	39.10%	10	0.27%	0.00%	44	—	44	—
BSA 2021 (b)	13.64	13.64	n.a.	10	0.27%	0.00%	—	—	—	—
Total BSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	—	44	19

OSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2022 (in thousands of euros)	Expense for the year ended 2021 (in thousands of euros)	Expense for the year ended 2020 (in thousands of euros)
OSA 2016 Ordinary	13.05	13.05	59% - 62% - 60%	5.5 / 6 /6.5	0.32%	0.0%	117	—	—	—
OSA 2016 Performance	13.05	13.05	59%	5	0.19%	0.0%	69	—	—	—
OSA 2016-2	14.26	14.26	58% - 62% - 59%	5.5 / 6 /6.5	0.04%	0.0%	27	—	—	—
OSA 2017 Ordinary	15.93	14.97	58% - 61% - 59%	5.5 / 6 /6.5	0.23%	0.0%	31	—	—	—
OSA 2017 Performance	15.93	14.97	59%	5	0.11%	0.0%	35	—	—	—
OSA 2018	12.87	12.87	35%	5.5 / 6 /6.5	0.00%	0.0%	252	—	—	7
OSA 2019-1	11.08	11.08	38.1% / 37.4%	6 /6.5	0.103% / 0.149%	0.0%	140	(1)	17	49
OSA 2019-2	6.41	6.41	37%	10	0.40%	0.0%	252	—	—	—
OSA 2020	6.25	6.25	38%	10	0.31%	0.0%	939	101	329	453
OSA 2021-04 O	13.60	13.74	38.9% - 37.8% - 38.3%	5.5 / 6 /6.5	0.38%/ 0.33%/ 0.28%	0.0%	684	(28)	188	—
OSA 2021-04 P	13.60	13.74	39.10%	10	0.03%	0.0%	1,816	163	131
OSA 2021-06 O	12.20	12.99	39.2% / 37.9% / 38.1%	5.5 6 6.5	0.35% 0.30% 0.26%	0.0%	246	107	79	—
OSA 2021-06 P	12.20	12.99	39.10%	10	0.13%	0.0%	212	24	16
OSA 2022-001 P	6.06	6.17	39.80%	10	1.29%	0.0%	1	1	—	—
OSA 2022-06 O	3.68	4.16	42.06% 41.21% 40.65%	5.5 / 6/6.5	1.83% / 1.87% / 1.90%	0.0%	580	178	—	—
OSA 2022-06 P	3.68	4.16	40.08%	10	2.28%	0.0%	80	4	—	—
Total OSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	549	760	509

AGA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2022 (in thousands of euros)	Expense for the year ended 2021 (in thousands of euros)	Expense for the year ended 2020 (in thousands of euros)
AGA 2018-1	12.87	0.00	n.a.	n.a.	0.00%	0.00%	4,951	—	16	268
AGA 2018-2	12.87	0.00	n.a.	n.a.	0.00%	0.00%	75	—	—	21
AGA 2019-1	10.90	0.00	n.a.	n.a.	0.19% / 0.141%	0.00%	4,776	—	422	1,884
AGA 2020	5.90	0.00	n.a.	n.a.	-0.74% -0.69%	0.00%	287	28	144	116
AGA 2021	13.60	0.00	n.a.	n.a.	0.63% 0.59%	0.00%	4,869	2,283	1,784	—
AGA 2022	3.68	0.00	n.a.	n.a.	0.95% 1.46%	0.00%	1,092	286	—	—
Total AGA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2,597	2,366	2,289

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended December 31, 2022	28	—	549	2,597	3,174

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended December 31, 2021	32	44	760	2,366	3,202

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended December 31, 2020	107	19	509	2,289	2,924

Note 18. Net financial income (loss)

	For the years ended December 31,
(in thousands of euros)	2022	2021	2020
Income from cash and cash equivalents	256	—	—
Foreign exchange gains	3,277	6,347	104
Other financial income	—	13	97
Total financial income	3,533	6,360	201
Interest cost	(5,599)	(383)	4,676
EIB debt initial valuation impact	(6,855)	—	—
Lease debt interests	(238)	(288)	(333)
Foreign exchange losses	(1,171)	(109)	(1,697)
Total financial expenses	(13,863)	(780)	2,646
Net financial income (loss)	(10,329)	5,580	2,847
Interest cost
For the year ended December 31, 2022, interest cost amounts to €5.4 million, mainly due to interest costs on the EIB loan (see Note 12.1 Conditional advances, bank loan and loan granted by public authorities) which consists of fixed and variable rate interests of €1.6 million and €3.7 million respectively.
For the year ended December 31, 2021, interest cost was a net amount of €383 thousands, mainly due to the EIB loan interest and discounting impact (see Note 12.1 Conditional advance, bank loan and loans from government and public authorities) which was a net income of €4.2 million in 2021 as a result of the EIB royalties sales reforecast catch up effect and the accretion of the debt cost, offset by €1.8 million impact of EIB fixed interest cost.
For the year ended December 31, 2020, interest cost was a positive net amount of €4.7 million, substantially due to the EIB loan interests and discounting impact (see Note 12.1 Conditional advance, bank loan and loans from government and public authorities) which was a net income of €4.8 million in 2020 as a result of the EIB royalties sales reforecast catch up effect and the accretion of the debt cost, offset by €1.7 million impact of EIB fixed interest cost.
IFRS 9 debt valuation impact
The financial loss of €6.9 million relates to the difference between the carrying amount of the financial liability extinguished (€27.5 million) and the fair value of the new financial liability (€34.4 million) in connection with execution of the Amendment Agreement with EIB. (See Note 12)
Foreign exchange gains and losses
In 2022, the Company had net foreign exchange gains of €2.1 million compared to €6.1 million as of December 31, 2021. Exchange gains relate to HSBC bank account denominated in U.S. dollars.
In 2020, the Company had net foreign exchange losses of €1.6 million associated with $113.3 million from the gross proceeds of the global offering in a US dollar bank account.

Note 19. Income tax

Accounting policy
The Company and its subsidiaries are subject to income tax in their respective jurisdictions.
Deferred taxes are recognized on a full provision basis using the liability method for all temporary differences between the tax basis and carrying value of assets and liabilities in the financial statements.
The main source of deferred taxes relate to unused tax loss carryforwards. Deferred taxes are measured at the tax rates that are expected to apply to the period when the asset is expected to be realized or the liability is expected to be settled, based on tax rates and tax laws enacted or substantively enacted by the end of the reporting period. Deferred tax assets, which mainly arise as a result of tax loss carryforwards, are only recognized to the extent that it is probable that sufficient taxable income will be available in the future against which to offset the tax loss carryforwards or the temporary differences. Management uses its best judgment to determine such probability. Given the Company’s current stage of development and its short-term earnings outlook, the Company is unable to make sufficiently reliable forecasts of future earnings and accordingly, deferred tax assets have not been recognized and offset only to the extent of deferred tax liabilities in the same taxable entities.
Detail of income tax
As of December 31, 2022, in accordance with the applicable legislation, the Company has €331 million of tax losses in France with an indefinite carryforward period, in comparison with €284 million and €235 million of tax losses with an indefinite carryforward period in France as of December 31, 2021 and 2020, respectively.
The cumulative tax loss carryforwards for the U.S. entities totaled $3.1 million as of December 31, 2022, $3.7 million as of December 31, 2021 and $4.3 million as of December 31, 2020. The tax loss carryforwards that were generated before January 1, 2018 have an indefinite carryforward and may be applied to 100% of future taxable income; those generated after that date have an indefinite carryforward as well but may be applied to 80% of future taxable income. The tax loss carryforwards in the U.S. comply with the federal and each state’s Net Operating Loss (“NOL”) rules updated by the Tax Cuts and Jobs Act (“TCJA”) of 2017.

The following table reconciles the Company’s theoretical tax expense to its effective tax expense:

	For the year ended December 31,
(in thousands of euros)	2022	2021	2020
Net loss	(57,041)	(47,003)	(33,590)
Effective tax expense	10	5	9
Recurring loss before tax	(57,030)	(46,999)	(33,581)
Theoretical tax rate (statutory rate in France)	25.00%	26.50%	28.00%
Theoretical tax (benefit) expense	(14,258)	(12,455)	(9,403)
Share-based payment	794	848	819
Other permanent differences	45	117	(6)
Other non-taxable items	(1,023)	(660)	(540)
Unrecognized deferred tax on timing differences	14,452	12,154	9,138
Effective tax expense	10	5	9
Effective tax rate	0.00%	0.00%	0.00%

The cumulative net unrecognized deferred tax assets amounted to €88.3 million in 2022, including €86.2 million linked to accumulated net operating loss carryforwards at the end of 2022, in comparison with €74.7 million in 2021, including €74.2 million related to net operating loss carryforwards at the end of 2021 and €60.2 million in 2020, including €59.6 million of 2020 net operating loss carryforwards.
The deferred tax rate of the Company is 25.8% in 2022 and in 2021, and 27.4% in 2020, based on enacted tax rate reductions in future years.

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
The diluted loss per share is calculated by dividing the results by the weighted average number of common shares in circulation, increased by all dilutive potential common shares. The dilutive potential common shares include, in particular, the share subscription warrants, stock options, free shares, founder subscription warrants and equity line warrants as detailed in Note 10 and 17.
Dilution is defined as a reduction of earnings per share or an increase of loss per share. When the exercise of outstanding share options and warrants decreases loss per share, they are considered to be anti-dilutive and excluded from the calculation of loss per share.

	For the year ended December 31,
	2022	2021	2020
Net loss for the period (in thousands of euros)	(57,041)	(47,063)	(33,590)
Weighted average number of shares	34,851,868	34,733,418	24,385,827
Basic loss per share (in euros)	(1.64)	(1.35)	(1.38)
Diluted loss per share (in euros)	(1.64)	(1.35)	(1.38)
Instruments providing deferred access to capital are considered to be anti-dilutive because they result in a decrease in the loss per share. Therefore, diluted loss per share is identical to basic loss per share as all equity instruments issued but not granted, representing as of December 31, 2022, 8,713,246 potential additional ordinary shares, have been considered antidilutive (including 5,200,000 equity line related warrants, please refer to Note 10 for more details).

Note 22. Contingent liabilities

No contingent liability identified as of December 31, 2022.

Note 23. Commitments

23.1 Obligations under the loan agreement with the EIB
In the event the EIB loan is repaid early, or in the event of a change of control after repayment of the loan, the amount of royalties due will be equal to the higher of the net present value of the royalties as determined by an independent expert, the amount as determined by the EIB, required in order for the Bank to realize an internal rate of return on the loan of 20% and an amount equal to €35.0 million.
As part of the Amendment Agreement, the Company is required to maintain a minimum cash and cash equivalent balance equal to the outstanding principal owed to EIB which is €25.3 million as of December 31, 2022. As of December 31, 2022 no covenant is in breach.
In certain circumstances, including any material adverse change, a change of control of the Company or if Dr. Laurent Levy, Chairman of the Executive Board, ceases to hold office, the Company may be required to pay a cancellation fee. If Dr. Laurent Levy ceases to hold a certain number of shares or ceases to be an officer, the EIB may require early repayment of the loan.

23.2 Obligations under the terms of the rental agreements part of the IFRS 16 exemptions
The obligations of the Company related to the leases falling under the practical expedients (leases related to low-value assets and short-term leases) are as follow:
•One short term lease for an office by Nanobiotix Corp., of which the annual rent is $130 thousand; and
•Leases related to low-value assets for Nanobiotix S.A.’s printers, of which the annual rent is approximately €10 thousand.

23.3 Obligations related to the MD Anderson agreement
On December 21, 2018, the Company entered into a strategic collaboration agreement with MD Anderson Cancer Center, world prominent center of research, education, prevention and care for cancer patients, which was amended and restated in January 2020 and subsequently amended in June 2021. Pursuant to the MD Anderson Collaboration Agreement, the Company and MD Anderson established a large-scale, comprehensive NBTXR3 clinical collaboration to improve the efficacy of radiotherapy for certain types of cancer. The collaboration initially is expected to support multiple clinical trials conducted by MD Anderson, as sponsor, with NBTXR3 for use in treating several cancer types (including head and neck, pancreatic, and lung cancers). We expect to enroll approximately 312 patients in total across these clinical trials.

As part of the funding for this collaboration, Nanobiotix is committed to pay approximately $11 million for those clinical trials during the collaboration, and made an initial $1.0 million payment at the commencement of the collaboration and a second $1.0 million payment on February 3, 2020. Additional payments were made every six months following patient’s enrollment in the trials, with the balance payable due upon enrollment of the final patient for all studies..
The Company may also be required to pay an additional one-time milestone payment upon (i) grant of the first regulatory approval by the Food and Drug Administration in the United States and (ii) the date on which a specified number of patients have been enrolled in the clinical trials.
This milestone payment will depend on the year when trigger event occurs, with a minimum amount of $2.2 million if occurred in 2020 up to $16.4 million if occurred in 2030.
As of December 31, 2022 and 2021, the Company recognized prepaid expenses for €1.5 million and €1.0 million respectively. Expenses are recorded during the course of the collaboration in the statement of consolidated operations, based on the patients enrolled during the relevant period.

23.4 Obligations related to the termination of the PharmaEngine agreement
In March 2021, the Company and PharmaEngine mutually agreed to terminate the license and collaboration agreement entered into in August 2012.
The Company paid $6.5 million (€5.4 million converted at the exchange rate on the payment date) and $1 million to PharmaEngine (€1.0 million converted at the exchange rate on the payment date) in accordance with the termination agreement during the years ended December 31, 2021 and December 31, 2022, respectively.
PharmaEngine is entitled to receive an additional payment of $5 million upon the second regulatory approval of NBTXR3 in any jurisdiction of the world for any indication. The Company has also agreed to pay royalties to PharmaEngine at low single-digit royalty rates with respect to sales of NBTXR3 in the Asia-Pacific region for a 10-year period beginning at the date of the first sales in the region.

23.5 Obligations related to the Equity Line Kepler Cheuvreux
The Chairman of the Executive Board, acting under the authority of the Executive Board of Directors held on May 18, 2022, and in accordance with the 21st resolution from the Annual Shareholders’ Meeting of April 28, 2021, has decided to set up an equity line financing agreement (PACEO).
In accordance with the terms of said agreement executed on May 18, 2022, Kepler Cheuvreux, acting as the underwriter of this facility, committed to underwrite up to 5,200,000 shares, over a maximum timeframe of 24 months ending May 18, 2024.
The shares will be issued on the basis of the lowest volume-weighted average daily trading price for the two trading days preceding each issue, less a maximum discount of 5.0%. (See Note 10.4 Equity Line with Kepler Cheuvreux)

Note 24. Related parties
Key management personnel compensation
The compensation presented below, granted to the members of the Executive Board and Supervisory Board was recognized in expenses over the period shown:

	For the year ended December 31,
(in thousands of euros)	2022	2021	2020
Salaries, wages and benefits	1,464	1,245	1,073
Share-based payments	2,501	2,018	1,723
Supervisory Board’s fees	225	375	70
Total compensation to related parties	4,190	3,638	2,866

The methods used to measure share-based payments are presented in Note 17.

Note 25. Subsequent events

Accounting policy
The statements of consolidated financial position and statements of consolidated operations are adjusted for post-closing events prior to the filling date for issuance as long as they have a significant impact of the amounts presented at the closing date of the statement of financial position. If they do not, they are disclosed. Adjustments and disclosures are made up to the date on which the consolidated financial statements are approved and authorized for issuance by the Supervisory Board.

Detail of subsequent events
To the Company’s knowledge, there has been no significant event in the Company’s financial or commercial position since December 31, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NANOBIOTIX S.A.

/s/ LAURENT LEVY
By:	Laurent Levy, Ph.D.
Title:	Chairman of the Executive Board

Date: April 24, 2023