Form 20-F
period 2023-12-31
Nanobiotix S.A.
filed 2024-04-24
CIK 1760854

____________________________________________________________________________________________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

FORM 20-F
________________________

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2023 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to __________ OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________
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

Ordinary shares, nominal value €0.03 per share: 47,133,328 as of December 31, 2023

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains “forward-looking statements” within the meaning of applicable federal securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report, the words ”consider,” “anticipate,” “think,” “aim,” “believe,” “can,” “could,” “ambition,” “estimate,” “expect,” “intend,” “is designed to,” “wish,” “may,” ”is designated to,” “might,” “on track,” “plan,” “potential,” “predict,” “objective,” “shall,” “should,” “scheduled,” or “will,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•our ability to successfully develop and commercialize NBTXR3; including through our license agreement with Janssen Pharmaceutica NV (“Janssen”), dated July 7, 2023 (the “Janssen Agreement”);
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
•regulatory developments in the United States, the European Union (the “EU”), and other countries;
•the initiation, timing, progress and results of our preclinical studies and clinical trials, including those trials to be conducted or being initiated under our collaborations with MD Anderson Cancer Center of the University of Texas (“MD Anderson”) and Janssen Pharmaceutica NV;

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
•our ability to effectively execute under our collaborations agreements and to effectively resolve disputes, if any;
•our reliance on Janssen to conduct the NBTXR3 co-development and commercialization activities worldwide in accordance with the Janssen Agreement (as defined below) and the Asia Licensing Agreement (as defined below);
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
•future revenue, expenses, capital expenditures, capital requirements and performance of our publicly traded equity securities; and
•our status as a foreign private issuer and emerging growth company and the reduced disclosure requirements associated with maintaining these statuses.
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
To the Shareholders of Nanobiotix S.A. and Nanobiotix Corp.,

Whenever you are in pursuit of delivering novel innovation with the potential to improve the lives of millions of patients, every year is pivotal. From that perspective, 2023 was simply the twentieth step on the path to realizing the promise of our nanophysics-based approach to therapeutic development for patients with cancer and other major diseases.
Nanobiotix has long been known for our lead product candidate, potential first-in-class radioenhancer NBTXR3. The hypothesis that drives the NBTXR3 clinical development program is that by injecting biologically-inert, electron-dense nanoparticles directly into solid tumors, we can create an up-to nine-fold increase in the dose of radiation therapy delivered to the target tumor without increasing the dose in surrounding healthy tissues. With positive results from a randomized Phase 2/3 results that led to regulatory approval for the treatment of patients with soft tissue sarcomas in Europe; recently reported positive Phase 1 final and exploratory results in locally advanced head and neck cancer ("LA-HNSCC"); and an ongoing Phase 3 LA-HNSCC study in a similar patient population to the positive Phase 1—it is no wonder that NBTXR3's potential to control locally advanced solid tumors has driven the excitement, anticipation, and expectations for Nanobiotix for much of our history. The licensing agreement we signed with Janssen Pharmaceutica NV ("Janssen"), a Johnson & Johnson company, in July of 2023 stands as a testament to the hard work of our team and NBTXR3's practice-changing potential in oncology.
From another perspective, NBTXR3 is not only paving the way for a new therapeutic class in cancer treatment, but also laying the groundwork for a new era of nanophysics throughout the healthcare industry driven by the discovery, design, development, and manufacture of nanoparticle-based therapies. NBTXR3, as the first product candidate from our first nanotechnology platform, could provide the first large-scale proof of this concept, but the radioenhancer is only the beginning. Today's focus with our new licensee is to secure the path to market for NBTXR3, but the time has come for Nanobiotix to begin expanding the impact of nanoparticle-based therapies in healthcare.
To that end, our corporate strategy is to develop three nanotechnology platforms in sequence: first commercializing NBTXR3 to achieve financial sustainability and allow for further advancement of the second platform, Curadigm, and third platform, Oocuity. Curadigm's platform has enabled the discovery of a “nanoprimer” designed to temporarily occupy the liver cells responsible for clearing therapeutics from the blood stream after intravenous ("IV") administration. This mechanism aims to prime the body to increase the availability of therapeutics in the blood which can then treat the target disease. Our view is that the Curadigm platform presents attractive partnership and collaboration opportunities across drug classes, particularly with RNA-based therapies. The Oocuity platform aims to bring our nanophysics-based therapeutic approach to another area that has challenged the healthcare industry since its inception: neurological disease. The platform is based on the principle that nanoparticle materials can interact with and influence neuronal networks via their electrical properties. We expect our hard work on these three platforms, and the strong intellectual property underpinning them, to sustain and expand the Nanobiotix presence in the biopharmaceutical industry for the long term.
Advancing disruptive innovation in healthcare will always involve a balance between positioning for the future while staying firmly rooted in the present. The global biopharmaceutical industry continues our collective march toward the so-called "patent cliff" in the next decade, with many “new” drugs facing market competition from generics. Over the next few years, demand for novel technologies with strong intellectual property protections and the potential to deliver multiple transformative, potential first-in-class therapeutic agents is poised to grow exponentially. We believe that our pioneering leadership in nanoparticle-based therapies will present a world of opportunity in this environment.
More importantly, however, our primary responsibilities are to improve treatment outcomes for patients and create value for shareholders. With 2023 behind us and 2024 underway, our focus remains on bringing NBTXR3 to market by executing our global alliance and maintaining financial discipline.
Bringing NBTXR3 to Market
Our global licensing agreement with Janssen and the alliance it has established provide a road map to the bright future we expect for NBTXR3. The near-term objectives of the alliance are to achieve global registration of NBTXR3 for the treatment of elderly patients with LA-HNSCC through the completion of ongoing pivotal Phase 3 study NANORAY-312, and to launch a Phase 2 study evaluating NBTXR3 for the treatment of patients with stage III non-small cell lung cancer ("NSCLC"). We are well under way with our allocation of the $30 million upfront payment to Nanobiotix, $30 million invested through equity financing from Johnson & Johnson Innovation – JJDC, Inc. (“JJDC”), and $20 million milestone payment for operational milestones achieved in NANORAY-312, to the preparation of the pivotal trial for a successful regulatory submission in the event of positive results at interim analysis and to the launch of the new lung cancer program. The licensing agreement also includes a framework for five new indications that may be developed by Janssen at its sole discretion as well as additional indications that may be developed by Nanobiotix in alignment with Janssen.
To ensure we are prepared to move quickly into later stage development of indications beyond LA-HNSCC and stage III NSCLC, Nanobiotix continues to lead a Phase 1 cancer immunotherapy program in the United States (“US”) and collaborate with The University of Texas MD Anderson Cancer Center (“MD Anderson”) on several early-stage studies evaluating NBTXR3 alone and in combination with other therapeutic agents and treatment modalities. We expect to provide an update from the immunotherapy program, evaluating the potential for radiotherapy-activated NBTXR3 to improve the therapeutic response to cancer immunotherapy agents such as immune checkpoint inhibitors, at a medical congress in the first half this year. Taken together with the ongoing Phase 1 and Phase 2 studies at MD Anderson—our evaluation of NBTXR3 in pancreatic cancer in particular—and the positive early data we have observed in other indications such as liver cancer and prostate cancer, we believe Nanobiotix is well positioned to rapidly expand NBTXR3 development in the coming years.
Executing the NBTXR3 Global Alliance
Every decision in the 20-year history of Nanobiotix has been taken with the sole intent of maximizing the long-term potential impact of nanoparticle-based therapeutics for as many patients with major diseases as possible. From the outset we understood that, with a totally new approach to designing and developing therapeutic agents, it would take more than simply generating data showing that our first product candidate had the potential to outperform both the standard of care and competitive agents in terms of safety and efficacy. We would need to help investors, regulators, and potential industry partners develop a framework for evaluating the potential of our new technologies against other therapies. Moreover, we would also need to ensure that our non-traditional therapeutics could deliver soundly on the traditional metrics and conventions expected for commercial assets in the global healthcare industry.
Bringing a therapeutic candidate from concept to global registration is a daunting proposition for any biotech company, even those working within well-known asset classes with well-worn development and regulatory pathways. The level of difficulty increases even further when you are developing a novel innovation like NBTXR3, and that is why our collaboration with Janssen is great news for patients, for healthcare professionals, and for all other supporters of our radioenhancer’s potential. Our strategic alliance, governed by a Joint Steering Committee comprised equally of executives from both companies, is prioritizing the preparation of our randomized Phase 3 study, NANORAY-312, for regulatory submission in the event of a positive interim analysis. This process includes ensuring that the study operations, data collection procedures, and manufacturing procedures are consistent with Janssen's traditional approach for late-stage strategic assets. We are confident that their support will optimize the probability of success for our first global regulatory approval.
Maintaining Financial Discipline
In 2023, we continued to experience generally unfavorable macroeconomic conditions surrounding the biotechnology industry. Investors remained reluctant to deploy capital in the face of rising inflation and high interest rates, and key indices tracking the biotech sector in the US and Europe neared record lows. Although so far in 2024 we have seen a groundswell of optimism flow back into the sector, driven at least in part by a potential change in posture from central banks and tailwinds in the broader technology and biopharmaceutical sectors, this rapid change in sentiment simply serves to illustrate the unpredictable volatility inherent to our industry.
At Nanobiotix, our approach has been to maximize long-term value by controlling what we can control—the integrity of our science, the efficiency of our operations, and the quality of our relationships with our shareholders and other financial partners. Despite a challenging market, Nanobiotix was able to improve our fiscal outlook at year-end 2023 compared to the end of 2022. By controlling operating expenses; removing the cash covenant in our financing agreement with the European Investment Bank; executing our global license agreement with Janssen; closing an equity raise with highly reputable investors; and achieving the first operational milestone outlined in the Janssen licensing agreement, we ended 2023 with operating runway into the third quarter of 2025 compared to year-end 2022 when we had operating runway into the third quarter of 2023.
These financial accomplishments evidence the potential value the biopharmaceutical industry at-large sees in our technology, along with the tremendous faith and confidence our investors and other financiers hold in our vision and our management. We understand that faith and confidence do not last forever, and that the only path to the impact we want to have on the world is through the sustainable financing that comes from commercial revenue. With that in mind, we remain exceedingly grateful to all those who have and continue to support our mission to revolutionize treatment for millions of patients around the world. Our longstanding commitment to reward that trust by delivering medical value for patients and economic value for shareholders guides every action we take.
Revolutionizing Healthcare
In Clayton Christensen's The Innovator's Dilemma: When New Technologies Cause Great Firms to Fail, Christensen concludes that successful companies can do everything "right" and still lose their market leadership if they are unable to recognize and incorporate disruptive innovation. For most of our 20-year history, Nanobiotix has stood on the other side of this problem. Equipped with a truly novel approach, we have worked tirelessly to blaze the necessary trails for patients around the world to realize the potential of nanoparticle-based therapeutics.
As we move toward potential global registration of NBTXR3 and unveil the equally disruptive potential of Curadigm and Oocuity, we expect nanoparticle-based therapies to emerge as a revolutionary new mainstream treatment modality. And for the next 20 years and beyond, we expect Nanobiotix to lead the revolution.
Thank you,
Laurent Levy
Chief Executive Officer and Chairman of the Executive Board at Nanobiotix

ABBREVIATIONS

Principal abbreviations used in this Annual Report

AACR	American Association of Cancer Research
ACA	Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act
ACCI	Age-adjusted Charlson Comorbidity Index
ADS	American Depositary Shares
AE	Adverse event
AGA	Actions gratuites (free shares)
ANSM	Agence nationale de sécurité du médicament et des produits de santé (French agency for medicine and health products security)
ASCO	American Society for Clinical Oncology
ASTRO	American Society for Radiation Oncology
BPI	Banque Publique d'Investissement
BRPC	Borderline resectable pancreatic cancer
BSA	Bons de souscription d'actions (warrants)
BSPCE	Bons de souscription de parts de créateurs d’entreprise (founder's warrants)
CIR	Crédit d’Impôt Recherche (French research tax credit)
CJEU	Court of Justice of the EU
CMO	Contract manufacturing organization
CNS	Central nervous system
CRO	Contract research organization
DLT	Dose-limiting toxicity
DOR	Duration of response
EBRT	External beam radiation therapy
EC	European Commission
EEA	European Economic Area
EIB	European Investment Bank
EMA	European Medicines Agency
ESMO	European Society for Medical Oncology
EU	European Union
FDA	Food and Drug Administration
GCP	Good clinical practices
GDPR	General Data Protection Regulation
GLP	Good laboratory practice
GMP	Good Manufacturing Practice
Gy	Gray
HCC	Hepatocellular carcinoma
HCP	Health Care Professionals
HIPAA	Health Insurance Portability and Accountability Act
HNSCC	Head and neck squamous cell carcinoma

HPV	Human papilloma virus
ICI	Immune checkpoint inhibitor
IMRT	Intensity-modulated radiation therapy
IND	Investigational New Drug
I-O	Immuno-oncology
IRA	Inflation Reduction Act
IRB	Institutional review board
LA-HNSCC	Locally advanced head and neck squamous cell carcinoma
LAPC	Locally advanced pancreatic cancer
LRR	Locoregional/recurrent
MDR	Medical Device Regulation
MoA	Mechanism of action
NDA	New Drug Application
NSCLC	Non-small cell lung cancer
ORR	Overall response rate
OS	Overall survival
OSA	Options de Souscription d’Actions (stock options)
PACEO	Programme d'augmentation de capital par exercice d'options (equity line)
PD	Progressive disease
PDAC	Pancreatic ductal adenocarcinoma
PFS	Progression-free survival
PIK	Payment-in-kind
R&D	Research and development
R/M	Recurrent and/or metastatic
RCC	Renal cell carcinoma
RECIST	Response Evaluation Criteria in Solid Tumours
RP2D	Recommended Phase 2 dose
RT	Radiation therapy
SAB	Scientific Advisory Board
SAE	Serious adverse event
SBRT	Stereotactic body radiation therapy
SCC	European Commission’s Standard Contractual Clause
SD	Stable disease
SITC	Society for Immunotherapy of Cancer
STS	Soft tissue sarcoma
U.S. (or US)	United States

GLOSSARY
Abscopal effect: the abscopal effect (from the Latin ab- “distant” and the Greek skopos “target”, literally “far from the target”) is the effect caused by irradiation on tissues far from the irradiated site. In oncology, the term refers to the anti-tumor effect caused by radiotherapy outside the field of irradiation (i.e. the regression of distant metastases after irradiation of the primary tumor).

ACCI: The Charlson Comorbidity Index (CCI) measures the burden of disease and predicts mortality in various diseases. The CCI encompasses 19 medical conditions, each weighted according to its impact on mortality. The ACCI integrates a patient’s age as an additional scoring parameter to the CCI.
Adverse Effect: incident or risk of incident involving a device or a drug that has resulted in or could result in death or any deterioration of the health of a patient, a user or a third party.
AMM (Marketing Authorization): administrative authorization which is pre-requisite to the sale of drugs. It is granted in the European Union by the European Medicines Agency and the United States by the Food and Drug Administration (FDA).
ANSM: French acronym for Agence Nationale de Sécurité du Médicament et des Produits de Santé in France. The ANSM has two main missions: providing equitable access to innovation for all patients and ensuring the safety of health products throughout their life cycle, from the initial trials to post-marketing surveillance. In France, it is responsible, in particular for issuing marketing authorizations, withdrawing or suspending said marketing authorizations and approving clinical trials.
Cadre: category of employee used in French companies. This status is recognized and defined in collective agreements. Criteria could be: high level of education and diploma, hierarchy, autonomy and / or managerial assignment.
CE Branding: in force since 1993, the CE marking shows the conformity of a product to the Community requirements incumbent on the manufacturer of the product. It must be affixed before a product is placed on the European market. It gives the products in question freedom of circulation throughout the European Union.
Clearance: ability of a tissue, organ or body to remove a given substance.
Contract Manufacturing Organization (CMO): contract research companies to which the pharmaceutical industry may subcontract the planning, completion and follow-up of preclinical research studies and/or clinical trials as well as large scale production of drugs.
Contract Research Organization (CRO): contract research companies to which the pharmaceutical industry may subcontract the planning, completion and follow-up of preclinical research studies and/or clinical trials.
Covalent Link: chemical bond in which each of the atoms bound together pools an electron from one of its outer layers to form an electron doublet linking the two atoms. It is one of the forces that produces the mutual attraction between atoms.
Drug: any substance or composition presented as having curative or preventive properties with regard to human diseases, as well as any substance or composition that may be used in or administered to humans, in order to establish a medical diagnosis or to restore, correct or modify their physiological functions by exerting a pharmacological, immunological or metabolic action (Article L5111-1 of the French Public Health Code).
Electron: one of the fundamental constituents of matter, negatively charged. It can be emitted by devices called particle accelerators for use in radiation therapy.
EMA (European Medicines Agency): based in Amsterdam, this decentralized body of the European Union is responsible for the protection and promotion of public health through the evaluation and supervision of medicinal products for human use. The EMA is responsible for the scientific evaluation of applications for European marketing authorization for medicinal products (centralized procedure). When the centralized procedure is used, companies file a single application for marketing authorization to the EMA.
Food and Drug Administration (FDA): This U.S. federal agency is tasked, among other things, with authorizing the sale of medicines in the United States.
GCP (Good Clinical Practice): set of measures ensuring quality of clinical trials.
GMED: French Notified Body for Medical Devices.
GMP (Good Manufacturing Practices): part of pharmaceutical quality assurance which ensures that drugs are manufactured and controlled consistently, according to quality standards adapted to the intended use and in compliance with the specifications of these drugs.
Gray: X-ray dose unit, abbreviated as Gy. Of the name of an English radiobiologist Stephan Gray.
Hepatocellular carcinoma: cancer that develops from liver cells called hepatocytes. It is also referred to as HCC or hepatocarcinoma.
ICH: the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use is an international structure that brings together regulatory authorities and representatives from the pharmaceutical industry in Europe, Japan and the United States to discuss the scientific and technical aspects of drug registration. The mission of ICH is to achieve data and regulatory harmonization and thus ensure the safety, quality and effectiveness of drugs developed and recorded by the different participating countries.

Immune checkpoint inhibitor (ICI): tumor cells sometimes develop the ability to escape immune system control and thus being attacked and destroyed by the immune system. For this, the tumor triggers very precise mechanisms that make immune cells (i.e. T cells) ineffective. The body is then unable to adequately respond to fight the cancer cells. Key elements of these mechanisms, called immune checkpoints (CTLA-4, PD-1, PD-L1, among others) may be blocked by treatments called “immune checkpoint inhibitors”. Blocking these receptors reactivates the immune system so that it can fight tumor cells more effectively.
Immune System: the body’s complex defense system against diseases; one of the properties of the immune system is its ability to recognize substances foreign to the body and to trigger defense measures, such as antibody synthesis.
Immunogenicity: the potential of an antigen to induce an immune response.
Immuno-Oncology (I-O): a medical approach aimed at restoring or stimulating the patient’s immune system (e.g., the patient’s natural defenses, white blood cells and T-cells) to help the body’s natural defense cells recognize and destroy cancer cells.
Immunotherapy: a therapy that acts primarily on the patient’s immune system to make it capable of detecting and destroying cancer cells. Certain immunotherapies involve making tumor cells more recognizable by the immune system or stimulating certain immune cells to make them more effective. Immunotherapies can be based on monoclonal antibodies, including immune checkpoint inhibitors or bispecific antibodies as well as adoptive cell transfer or anti-tumor vaccination.
Incidence: the frequency with which a pathology is detected in a population.
IND (Investigational New Drug): Investigational New Drug (IND) refers to a new drug or biologic that will be or is being used in a clinical trial. INDs have been tested in a laboratory and received approval from the U.S. Food and Drug Administration (FDA) to be tested in patients in a research setting after submission and review of an Investigational New Drug Application. A previously FDA approved therapy may still be considered an IND if it is being studied to treat a different disease or condition.
Irradiation Field: area of the body on which radiation is projected during radiation therapy.
LEEM: professional organization that federates and represents the pharmaceutical companies present in France. It promotes collective approaches to progress, quality and enhancement of the sector.
Dose Limiting Toxicity (DLT): dose for a given medication at which toxicity appears. This dose is used to deﬁne the therapeutic dose, which will necessarily be below DLT.
Local Treatment: treatment that consists of acting directly on the tumor or the area where it is located. The goal of this type of treatment is to eliminate all cancer cells in that area. Surgery and radiotherapy are local cancer treatments. It is also called locoregional treatment.
Lymph node: small bulge on the lymphatic vessel pathway. Often arranged in chains or clusters, the lymph nodes are either superficial (in the neck, armpit, groin), or deep (in the abdomen, chest). They play an essential role in protecting the body against infection or cancer cells.
Medical Device: any instrument, apparatus, equipment, material, product, with the exception of products of human origin, or other material used alone or in combination, including the accessories and software involved in its operation, intended by the manufacturer to be used in humans for medical purposes and the primary action of which is not obtained by pharmacological, immunological or metabolic means, but the function of which can be assisted by such means.
Metastasis: spread of cancer cells from one part of the body to others.
MRI (Magnetic Resonance Imaging): cross-sectional images in different planes based on the magnetic properties of the tissues, which allows a three-dimensional reconstruction of the analyzed structure.
Neoadjuvant treatment: treatment that precedes the main treatment. Often, the purpose of neoadjuvant therapy in oncology is to reduce the size of a tumor before surgery or radiotherapy, which makes treatment easier. Chemotherapy, radiation therapy, or hormone therapy can be neoadjuvant therapies.
Oncology: medical specialty that focuses on cancer.
p-value: a p-value, or probability value, cited in figures in this Annual Report as “p”, is the likelihood of finding the observed, or more extreme, outcome (e.g., a significant difference in terms of response for patients receiving NBTXR3 plus radiotherapy versus patients receiving radiotherapy alone) when a baseline outcome is assumed to be true (e.g., patients receiving NBTXR3 plus radiotherapy and patients receiving radiotherapy alone both having an equal response). A p-value of less than or equal to 0.05 is generally considered to demonstrate statistical significance, meaning that one would accept the observed outcome as reasonable evidence to not accept the baseline outcome.

Pharmacovigilance: the science and activities relating to the detection, assessment, understanding, and prevention of adverse effects or any other drug-related problems.
Post Market Surveillance: the active, systematic, scientifically valid collection, analysis, and interpretation of data or other information about a marketed device.
Principal investigator: person who leads and monitors the conduct of research and ensures the coordination with any investigators who are at different sites (multicenter trials).
Protocol: detailed plan of a scientific or medical experiment, treatment or procedure. The protocol of a clinical study describes what is being done, how it is being done and why.
Radiation oncologist: a doctor specializing in the treatment of cancer by radiotherapy. Radiation therapy involves exposing the tumor, and sometimes some of the lymph nodes connected to the affected organ, to radiation in order to destroy the cancer cells. In collaboration with a specialized team that includes a physicist and a dosimetrist, the radiotherapist calculates the dose of radiation needed to treat the patient and plans radiation therapy sessions. These will be carried out by a radiotherapy technician. Regular check-ups enable the radiotherapist to ensure that the treatment is going well and to prescribe medication to treat any adverse events.
Radiation therapy: treatment of cancer with radiation that destroys cancer cells or stops their growth. Unlike chemotherapy, which acts on cancer cells throughout the body, radiation therapy is a local treatment, like surgery. The rays themselves are not painful, but they can cause adverse events, sometimes several weeks after radiation therapy.
Randomization: process of randomly assigning patients to different groups to compare different treatments.
Standard of care (SoC): treatment (or other intervention) commonly used and considered effective based on previous clinical studies. It is the best-known treatment.
Response Evaluation Criteria in Solid Tumors (RECIST 1.1): a simple, single-dimensional evaluation method to provide standardized and simpliﬁed criteria to evaluate the treatment response on solid tumors that allows comparison between clinical trials. They have become the most widely accepted criteria for response assessment in clinical trials in most solid tumors.
Risk to benefit ratio: this term describes the theoretical relationship between the benefits expected from the treatment and the potential risk of adverse events from that treatment.
Sarcoma: type of cancer that develop in connective tissue (tissue that supports, wraps, protects or fills other organs in the body: bone, muscle, fat, vessels, etc.).
Solid tumor: an abnormal mass of tissue that usually does not contain a cyst or fluid. Solid tumors can be benign (non-cancerous) or malignant (cancerous).
Toxicity: adverse effects related to the administration of a treatment. Toxicity is graded on a scale of 0 to 4.
X-ray: a ray of invisible light. X-rays pass through materials and are more or less stopped depending on the components they encounter. The passing rays can be detected, allowing body imaging. Depending on their power, they are used to perform medical imaging examinations (radiology) or treat patients (radiotherapy). X-rays are also called X-photons.

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
•We will need to obtain additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary funding when needed may force us to delay, limit or terminate our product development efforts or other operations.

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
•We may encounter substantial delays in our clinical trials of our lead product candidate NBTXR3, including the timing of the interim or final analysis of Study Nanoray-312 which is an event driven trial and a function of amongst other factors, patient enrollment rate, or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.
•Even if we or Janssen, our strategic development and commercialization licensee, successfully complete clinical trials of our lead product candidate NBTXR3, NBTXR3 may not be successfully commercialized for other reasons.
•Any issues that arise in the highly complex manufacturing process for our product candidates could have an adverse effect on our business, financial position or prospects.
•Difficulty enrolling patients could delay timelines of interim or final analysis we announce or publish from time to time or prevent clinical studies of NBTXR3.
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

•Our future profitability, if any, depends, in part, on the ability of Janssen, our strategic development and commercialization licensee on NBTXR3, to penetrate global markets, where we and Janssen would be subject to additional regulatory burdens and other risks and uncertainties.
Risks Related to Our Reliance on Third Parties (see “Risks Factors — Risks Related to Our Reliance on Third Parties” for additional details):
•Because of the significance of the license agreement signed with Janssen, we face heightened risk with respect to our reliance on Janssen in connection with the development and commercialization of NBTXR3.
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
•We have previously identified and continue to have a material weakness in our internal control over financial reporting. If we are not able to remediate the material weakness and otherwise maintain an effective system of internal control over financial reporting, the reliability of our financial reporting, investor confidence, and the value of our securities could be adversely affected.
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
•A Fast Track, Breakthrough Therapy, Priority Review or Accelerated Approval designation by the FDA, may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that our product candidates will receive or maintain regulatory approval. See more specifically for Accelerated Approval pathway section “Government regulation, product approval and certification” of this Annual Report for additional details.
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
•Although not free from doubt, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2023. However, we cannot assure you that we will not be classified as a PFIC for the taxable year ending December 31, 2024 or any future taxable year, which may result in adverse U.S. federal income tax consequences to U.S. holders.
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
We devote most of our financial resources to research and development relating to our NBTXR3, including the advancement of our clinical trials. We finance our current operations primarily through loans such as from the European Investment Bank, as well as by obtaining public funding, reimbursements of research tax credit claims, and milestones on our licensed technology pursuant to strategic licensing relationships such as Janssen.

Even if we or Janssen, acting as our strategic licensee, successfully complete clinical studies and obtain regulatory approval to market our lead product candidate NBTXR3, any future revenues will depend upon the size of any markets in which the product candidates are approved for sale as well as the market share captured by such product candidates, market acceptance of such product candidates and levels of reimbursement from third-party payors.
We expect to continue to incur significant expenses and operating losses for the foreseeable future. We expect our losses and our cash utilization to substantially increase in the near term as we conduct our clinical studies and submit a NDA and/or foreign equivalent filings for additional product candidates, conduct research and development for product candidates, invest in deploying and scaling our manufacturing capabilities, seek regulatory and marketing approvals, and establish necessary infrastructure for the commercialization of any products for which we obtain marketing approval.
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
Even if we or Janssen, acting as our strategic licensee, obtain regulatory approval of our product candidates, the availability and price of our competitors’ products may limit demand for, or the price that we are able to charge for our product candidates. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug, medical device or biologic products or choose to reserve our product candidates for use in limited circumstances.

We are subject to various risks related to public health crises that could have material and adverse impacts on our business, financial condition, liquidity, and results of operations.
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
While we believe that global health systems and patients have largely adapted to the impacts of COVID-19, the advancement of our clinical trials relies on physician-administered product candidates and in-person patient follow-up, which could be adversely affected by any future pandemic, epidemic or similar public health threat, which could present similar risks to our business, results of operations, financial condition and prospects.

We have a history of losses and require additional funding to execute our clinical development plan and support ongoing operational need~~s~~.
We have incurred losses since inception of €316.5 million, including net losses of €39.7 million for the year ended December 31, 2023. As of December 31, 2023, we had cash and cash equivalents of €75.3 million.
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
The Company has not yet established a source of revenues sufficient to cover its operating costs, and as such, has financed its growth through successive capital increases, collaboration and license agreements, loans and receipt of research tax credit available in France.

The failure to raise additional funding may have a material adverse effect on our business, results of operations and financial position. If we do not become consistently profitable, our accumulated deficit will grow larger and our cash balances will decline further, and we will require further financings to continue operations. Any such financings may not be accessible on acceptable terms, if at all.
We are limited in our ability to raise additional share capital, which may make it difficult for us to fund our operations
Under French law, our extraordinary general shareholders’ meeting may decide to increase our share capital at a majority vote of at least two-thirds of the shareholders present, represented by proxy. Alternatively, it may delegate to our executive board the authority to carry out such increase. Accordingly, we may not be in position to issue additional share capital if we are unable to obtain the required majority at our extraordinary shareholders’ meeting.
If we raise additional capital through the sale or issuance of additional equity or convertible securities, including through the equity line we implemented with Kepler Cheuvreux, current ownership interests may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect stockholders’ rights. Debt financing, if available, would result in increased fixed payment obligations and a portion of our operating cash flows, if any being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends. Furthermore, to the extent we raise additional funds through arrangements with research and development partners or otherwise, we may be required to relinquish some of our technologies, product candidates or revenue streams, license our technologies or product candidates on unfavorable terms, or otherwise agree to terms unfavorable to us.
Finally, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or in light of specific strategic considerations.
The Group has entered into loan agreements with the European Investment Bank, Bpifrance Financement and HSBC France (for a description of these agreements, see Item 10. C). A default in payment or a breach of certain covenants of all or part of these loans, including due to a request for early repayment by the European Investment Bank, could result in other loans contracted by the Group becoming due and payable and have an adverse effect on the Group’s reputation and financial position.
If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research and development programs of our product candidates, or the commercialization of any product candidate other than NBTXR3 for which the rights of development and commercialization have been granted to Janssen.
We are subject to various risks related to geo-political crises that could have material and adverse impacts on our business, financial condition, liquidity, and results of operations.
Geo-political crises may have adverse impacts on the global or regional healthcare ecosystems, including clinical trial infrastructure. Given the global nature of certain of our clinical trials, we may be adversely impacted by such developments. For example, as a result of the Russian invasion of Ukraine in 2022, we were required to identify alternative sites in other countries to replace sites originally identified in Russia and Ukraine. Although these sites were not yet active, certain trial preparation and start-up fees and expenses that we had incurred were not recoverable.

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
From time to time, we, or our strategic development and commercialization partners or licensee such as MD Anderson and Janssen may publish initial, interim or preliminary data from clinical studies. Interim and preliminary data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. For instance, while we and our strategic development partners have published preliminary data from past and ongoing clinical studies, because such data is preliminary in nature, they have not established statistical significance, and should not be viewed as predictive of the ultimate success of the respective clinical trials. It is possible that such results will not continue or may not be repeated in ongoing or future clinical trials for our product candidates, in particular NBTXR3. Particular caution should be exercised when interpreting preliminary results and results relating to a small number of patients or individually presented case studies--such results should not be viewed as predictive of future results.
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
We cannot be certain that our product candidates will not face similar setbacks. An unfavorable outcome in one or more clinical trials would be a major setback for our product candidates and for us and may require us or our strategic development and commercialization partners and licensees to delay, reduce or redefine the scope of, or eliminate one or more product candidate development programs, any of which could have a material adverse effect on our business, financial condition and prospects.
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

•delays in obtaining, or the inability to obtain, regulatory agency approval for the conduct of the clinical trials or required approvals from institutional review boards (IRBs), or other reviewing entities at clinical sites selected for participation in our clinical trials;
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
In addition, the clinical study requirements of the FDA, EMA, PMDA, as applicable and other local regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate are determined according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as ours can be more complex and consequently more expensive and can take longer than for other, better known or extensively studied pharmaceutical or other product candidates, as corroborated by the dual classification of NBTXR3, considered as a drug by the FDA and a medical device either by competent health authorities or notified body in the EU. Approvals by any regulatory agency may not be indicative of what any other regulatory agency may require for approval or what such regulatory agencies may require for approval in connection with our product candidates, in particular NBTXR3.

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
We may encounter difficulties in production, particularly in scaling out and validating initial production and ensuring the absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, improper installation or operation of equipment, operator error, shortages of qualified personnel, IT and other technical challenges, shortage of raw material or starting material and other procurement issues, as well as compliance with strictly enforced federal, state and foreign regulations.
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
Even as we successfully deploy and scale our in-house manufacturing capabilities, we may be adversely affected by cost-overruns, unexpected delays, equipment failures, labor shortages, IT and other technical challenges, natural disasters, power failures, regulatory issues and numerous other factors that could prevent us from realizing the intended benefits of our internalized manufacturing capabilities and have a material adverse effect on our business. We may ultimately be unable to reduce the cost of goods for NBTXR3 to levels that will allow for an attractive return on investment if and when those product candidates are commercialized. In addition, we may never obtain the regulatory approvals to manufacture our commercial products in our in-house manufacturing facility.

Any changes to manufacturing processes may result in additional regulatory approvals.
The manufacturing process for any products that we, or our licensee Janssen with regard to NBTXR3, may develop is subject to FDA, and any other regulatory authority approval or notified body for the jurisdictions in which we or our strategic development and commercialization partners will seek marketing approval for commercialization as well as ongoing compliance requirements. If the manufacturing process is changed during the course of product development or subsequent to a product’s commercialization, FDA, or foreign regulatory authorities could require us to conduct additional bridging trials, which could delay or impede our ability to obtain marketing approval. If we, our licensee Janssen, or our CMOs, are unable to reliably produce NBTXR3 or products to specifications acceptable to the FDA, or other regulatory authorities, we may not obtain or maintain the approvals we need to further develop, conduct clinical trials for, and commercialize such products in the relevant territories.

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
Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing (including the timing of interim or final analysis) or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of the product candidates we develop and our financial condition.
Our product candidates may cause undesirable side effects that could halt their clinical development, delay or prevent their regulatory approval, limit their commercial potential, or result in other significant negative consequences.
Undesirable or unacceptable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay, suspend or halt clinical trials, could result in the delay or denial of regulatory approval by the FDA, EMA, PMDA, or other comparable foreign regulatory authorities, or could lead to a more restrictive label for our product candidates.
Our product candidates have only had limited clinical trial application, and results of our clinical trials could reveal a high and unacceptable incidence and severity of side effects or unexpected characteristics. Additionally, as more patients are included in our and our strategic development partners’ clinical trials, previously less common, side effects may also emerge.
Any undesirable side effects could cause us, our strategic development partners or regulatory authorities to interrupt, delay, halt or terminate clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA, PMDA or other regulatory authorities. Treatment-related side effects could also adversely affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims.
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

Our future profitability, if any, depends, in part, on the ability of Janssen, our strategic licensee on NBTXR3, to penetrate global markets, where we and Janssen would be subject to additional regulatory burdens and other risks and uncertainties.
Our future profitability, if any, will depend, in part, on the ability of our strategic development and commercialization licensee, Janssen, to commercialize NBTXR3 we develop in markets throughout the world.
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

Risks Related to Our Reliance on Third Parties
Because of the significance of our license agreement with Janssen, we face a heightened risk with respect to our reliance in connection with the development and commercialization of NBTXR3.
We are exposed to numerous risks resulting from our strategic development and commercialization relationships and our reliance on third-party partners in such relationships. In July 2023, we entered into a global exclusive licensing, development, and commercialization agreement with Janssen (the “Janssen Agreement”), for the investigational, potential first-in-class radioenhancer NBTXR3, on a worldwide basis, excluding the Asia Licensing Territory (as defined below). In December 2023, our strategic licensing agreement with Lian Oncology Limited (“LianBio”), under which LianBio had exclusive development and commercialization rights with respect to certain product candidates, including NBTXR3 within the Asia Licensing Territory (as defined in the item 4.B) (the “Asia Licensing Agreement”), was assigned to Janssen. Following the assignment, Janssen will also have the development and commercialization rights provided for under the Asia Licensing Agreement with respect to product candidate NBTXR3 in the Asia Licensing Territory.
Because of the significance of our newly entered collaboration with Janssen and the contemplated scope of Janssen’s involvement in the development and commercialization of NBTXR3, such risks are particularly acute with respect to our reliance on Janssen for the worldwide development and commercialization of NBTXR3. Further, the future payments contemplated by the Janssen Agreement and the Asia Licensing Agreement are expected to contribute a large portion of our revenue for the foreseeable future. Accordingly, Janssen’s prioritization of, and commitment of resources to, the development and commercialization of NBTXR3, Janssen’s effective design and execution of clinical studies, and Janssen’s delivery of timely, quality data and other information with respect to such studies will be critical to our overall operating and financial performance.
Moreover, the significant rights granted to Janssen pursuant to the Janssen Agreement and the Asia Licensing Agreement limit our ability to undertake additional studies in new indications and to enter into additional collaborations or partnerships with third parties within the oncology field, which further amplifies our reliance on Janssen. As part of our collaboration with Janssen, we have undertaken to fulfill the manufacturing and supply of NBTXR3 for Janssen’s clinical and commercial needs, subject to the negotiation of supply agreements, and Janssen’s right to assume manufacturing responsibility. Such obligations increase the risks associated with our efforts to establish clinical and commercial scale manufacturing capabilities. To the extent we encounter difficulties in managing this development and expansion of our manufacturing capabilities, this could disrupt our operations and prevent us from realizing the financial benefits of our manufacturing strategy.
Further, we face the risk of significant disruptions in the development and commercialization of NBTXR3 should Janssen terminate the Janssen Agreement or the Asia Licensing Agreement, which it is permitted to do upon prior notice without cause. In such circumstances, we could also lose the opportunity to earn the future revenue we expected to generate under the Janssen Agreement, incur unforeseen costs, and suffer damage to the reputation of our products, product candidates and as a company generally.
Accordingly, in light of the importance of the Janssen Agreement and the Asia Licensing Agreement to us, each of the risks described in the entire section “Risk related to our reliance on third parties” relating to strategic relationships and reliance on third-party partners should be understood to apply with particular significance to our relationship with Janssen.

Third parties on whom we rely to conduct some aspects of our development programs may not perform satisfactorily.
We do not, and do not expect in the future to, independently conduct all aspects of our development programs. For example, the terms of the Asia Licensing Agreement include an undertaking of the licensee to contribute to enrollment in the Asia Licensing Territory in respect of a certain number of global registrational studies for NBTXR3 (see Item 10.C. of the Annual Report). We are also collaborating with MD Anderson on the development of NBTXR3 in various indications (e.g. head and neck, pancreatic, esophageal and lung cancers). We rely, and will continue to rely, on third parties for certain aspects of manufacturing, quality control, protocol development, material supply, research and preclinical development, translational activities, and clinical testing, clinical trial conduct and distribution activities. With respect to the clinical trials that we sponsor, we rely on CROs, medical institutions and clinical investigators to conduct our clinical studies. Such reliance on third parties reduces our control over these activities, but does not relieve us of our responsibility to ensure compliance with all required regulations and study and trial protocols.
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
Under certain circumstances, service providers, such as CROs or CMOs, which has contracted with the Company, may be entitled to terminate their engagements with us. In such circumstances, product development activities could be delayed while we seek to identify, validate, and negotiate an agreement with a replacement service provider. In some such cases an appropriate replacement may not be readily available or available on acceptable terms, which could cause additional delays to our development process.
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
Pursuant to the Janssen Agreement, Janssen has worldwide development and commercialization rights with respect to product candidate NBTXR3 excluding the Asia Licensing Territory. Following the assignment of the Asia Licensing Agreement to Janssen from LianBio, Janssen holds also the development and commercialization rights provided for under the Asia Development Agreement for NBTXR3 in the Asia Licensing Territory.
We may, in the future, enter into additional strategic relationships in respect of future product candidates.
All of the risks relating to product development, regulatory approval and commercialization described in this Annual Report apply to the activities of our strategic licensees and, in light of the importance of the Janssen Agreement and the Asia Licensing Agreement to us, apply with particular significance to the activities of Janssen.
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
In addition, our strategic license agreements are terminable at will upon specified prior notice. If one or more collaborator terminates a strategic license agreement, this could have an adverse effect on our revenues. If we do not receive anticipated payments, our development of product candidates could be delayed and we may need additional resources to develop our product candidates, including NBTXR3.

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
Given the development stage of our product candidates, we have no experience in sales, marketing and distribution of biotech products. However, if any of our product candidates, including NBTXR3, obtain marketing approval, we might intend to develop sales and marketing capacity, either alone or with partners,or rely upon the sales and marketing capabilities of our partners. For example, pursuant to the Janssen Agreement and the Asia Licensing Agreement, we will rely on Janssen for worldwide commercialization rights on, including sales and marketing, in respect of NBTXR3. Outsourcing sales, distribution and marketing may subject us to a variety of risks, including:
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
Because we rely on third-parties for certain activities in our development process, we must, at times, share trade secrets with them.
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
Side effects of, or manufacturing defects in, products that we develop could result in the deterioration of a patient’s condition, injury or even death. For example, our liability could be sought by patients participating in the clinical trials for our product candidates, including NBTXR3, as a result of unexpected side effects resulting from the administration of these product candidates. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against us by patients, regulatory authorities, our strategic licensees, biopharmaceutical or biotechnology companies and any other third party using or marketing our products. These actions could include claims resulting from acts by our partners, licensees and subcontractors, over which we have little or no control.
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
We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment, manufacture and disposal of hazardous materials and wastes. Our manufacturing and research and development processes may involve the controlled use of hazardous materials, including chemicals and biological materials.
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
We have previously identified a material weakness in control over financial reporting as of December 31, 2022 and continue to have a material weakness as of December 31, 2023 related to a lack of supervisory personnel with the appropriate level of technical accounting experience and training to comply with

International Financial Reporting Standards and with SEC reporting obligations, and sufficient processes and procedures, including oversight of advisors, particularly in complex and judgmental areas such as licensing agreements, securities purchase agreements and novation agreements.
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
In connection with our fiscal 2022 audit, we identified a material weakness in our internal controls over financial reporting related to a lack of supervisory personnel with the appropriate level of technical accounting experience and training to comply with International Financial Reporting Standards and with SEC reporting obligations, and sufficient processes and procedures, particularly in complex and judgmental areas such as assessing the Company’s ability to continue as a going concern and the valuation of complex debt instruments.

During our fiscal year 2023, our management implemented significant effort to improve and strengthen our internal controls to remediate the material weakness that existed as of December 31, 2022. However, as of December 31, 2023, the material weakness remained related to a lack of supervisory personnel with the appropriate level of technical accounting experience and training to comply with International Financial Reporting Standards and with SEC reporting obligations, and sufficient processes and procedures, including oversight of advisors, particularly in complex, judgmental areas such as assessing the accounting treatment for licensing agreements, securities purchase agreements, and novation agreements.

Additional effort is necessary to strengthen our internal controls and to remediate the material weakness. We are actively undertaking remediation efforts to address the material weakness. In response to the material weakness described above, our management has implemented and will continue to work towards a remediation plan. While we have made progress to improve our internal controls since December 31, 2022 and believe our remediation plan will be sufficient to remediate the identified material weakness, we cannot assure that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. Effective internal controls are necessary for us to provide reliable financial reports. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.
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
Our compliance with applicable provisions of Section 404 requires that we incur substantial accounting expense and expend significant management attention and time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an emerging growth company, which may extend until December 31, 2025.1
Our internal computer systems, or those of our third-party contractors or consultants, may fail or suffer security breaches, including cybersecurity breaches, which could result in a material disruption of our product development programs or loss of personal data.
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
Despite the implementation of security measures, our internal computer systems and those of our third-party contractors and consultants are vulnerable to damage from computer viruses, cyber-attacks, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. These threats come from a variety of sources, including traditional computer “hackers,” threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, and the third parties upon which we rely, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce and distribute our product candidates. Cyberattacks could include, but are not limited to, the deployment of harmful malware (including as a result of advanced persistent threat intrusions), denial-of-service (such as credential stuffing), credential harvesting, social engineering attacks (including through phishing attacks), viruses, ransomware, supply chain attacks, personnel misconduct or error and other similar threats. We may also be the subject of software bugs, server malfunction, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures or other similar issues. In particular, ransomware attacks are becoming increasingly prevalent and severe and can lead to significant interruptions, delays, or outages in our operations, disruptions to our clinical trials, loss of data (including data related to clinical trials), significant expense to restore data or systems, reputational loss and the diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach to our information technology systems or the third-party information technology systems that support us and our services. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.
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
More specifically, in the EU, we are subject to the European Regulation (EU) No. 2016/679, known as the General Data Protection Regulation (GDPR), as well as EU Member State legislations complementing the GDPR. GDPR and EU Member State legislation apply to the collection and processing of personal data, including health-related information, of individuals in the EU by companies established in the EU and, in certain circumstances established outside of the EU. These laws impose strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. These include several requirements relating to (i) obtaining, in some situations, the informed consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify personal data breaches to regulatory authorities and, as applicable, to communicate such breaches to affected individuals, (v) extensive internal privacy governance obligations, and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR also imposes restrictions on the transfer of personal data to most countries in the world outside of the European Economic Area (EEA), including the U.S., unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information. One of the primary safeguards allowing US companies to import personal information from the EEA has been the European Commission’s Standard Contractual Clauses (SCCs). However, the use of SCCs no longer automatically ensures compliance with the GDPR. Instead, companies remain required to conduct a data transfer impact assessment for each transfer, which adds a compliance burden. The GDPR has thus increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional potential mechanisms to ensure compliance with the new EU data protection rules. Also, some uncertainty remains around the legal and regulatory environment for these evolving privacy and data protection laws and regulations. Potential pecuniary fines for noncompliant companies may be up to €20 million or 4% of annual global revenue, whichever is higher.
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
Risks Related to Regulatory Approvals for Our Product Candidates
The regulatory landscape that governs our product candidates is uncertain as it is subject to both medicinal product (drug) & medical device regulations, depending on the country involved, and changes in regulatory requirements could result in delays or discontinuation of development of our product candidate or unexpected costs in obtaining regulatory marketing authorization approval and/or CE-marking.
The development and manufacturing of therapeutic solutions for cancer treatment are governed by a complex and evolving global regulatory environment. Regulatory authorities, including EMA and the FDA, have developed requirements on the amount and types of data required to demonstrate the safety and efficacy of products prior to their marketing and sale. Increase in costs for obtaining and maintaining the necessary marketing authorizations or, as the case might be, CE-marking for NBTXR3 may limit its economic value and thus lessen the prospects for growth in this field, and consequently the prospects of NBTXR3 or any other Group’s product candidates.
NBTXR3 has been classified as a ‘‘Class III medical device’’ in the EU and as a ‘‘drug’’ in the United States. As a result, the Group must meet various specific requirements and deadlines. As soon as a product is classified as a drug candidate or medical device as appropriate, a competent authority or a notified body must approve or certify the conformity of said drug candidate or medical device before it can be marketed, promoted or sold in those jurisdictions. The Group must provide these regulatory authorities with data from manufacturing development, preclinical and clinical trials that demonstrate that its product candidate is safe for the patient and effective in the defined indication before they can be approved or certified for commercial distribution. It must provide data demonstrating the product achieves an adequate quality and safety of the product and its components. It must also assure the regulatory authorities that the characteristics and results of the clinical batches will be replicated consistently in the commercial batches.
The regulatory framework may also change, particularly in key markets such as the EU, where rules on medical devices are set to be significantly tightened following the adoption of the MDR regulation.
In light of the scientific and regulatory evolutions, the competent authorities of EU Member States could reconsider the classification status of NBTXR3 as a medical device in the EU and decide to reclassify it as a drug (see Item 4. B of the Annual Report). If Hensify® or another Group product candidate were to be classified as a drug in the EU, their clinical development would be subject to different regulatory framework. As a result, the development and commercialization process may be longer and more costly than expected. We are designing our clinical development programs so as to generate clinical evidence we believe will constitute a robust scientific basis, irrespective of classification status.
Delay or failure to obtain, or unexpected costs in obtaining, the marketing authorization approval and/or the CE-marking necessary to bring a product to market could decrease our ability to generate sufficient product revenue to maintain our business.
The approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain approval or certification for product candidates, our business will be substantially harmed.
We must obtain approval or certification to market and sell our product candidates, including NBTXR3. For example, in the U.S., we must obtain FDA approval for each product candidate in each specific indication that we intend to commercialize, and in the EU we must obtain for a medicinal product approval from the European Commission (EC), based on the opinion of the EMA. The approval processes are typically expensive, and it takes years to obtain approval or certification following the beginning of clinical trials and depends upon numerous factors, including the discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval or certification may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Since the CE-marking certification relating to the STS indication, we have not submitted any NDA or CE-mark request. It is possible that none of our existing product candidates including NBTXR3 or any product candidates we may seek to develop in the future will ever obtain such regulatory approval.
The FDA or other regulatory authorities may delay, limit or deny approval or certification of our product candidates for many reasons, including disagreement with clinical trial design or implementation, determinations that a product candidate is not sufficiently safe or efficacious, objections to the statistical significance of data or our interpretation of data, objections to the production, formulation or labeling of our product candidates, and any other discretionary factors such regulators deem relevant.
In addition, the FDA’s policies, and policies of foreign regulatory agencies, may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of product candidates.
This approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval or certification to market the product candidates we develop, including NBTXR3, which would significantly harm our business, results of operations and prospects. In addition, even if we or our strategic licensees were able to obtain approval or certification, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for the product candidates we develop.

Once we obtain a marketing authorization or medical device certification for a product candidate, our products will remain subject to ongoing regulatory requirements.
Obtaining marketing authorizations approval or medical device certification for a product in a specific indication is not a gauge of the ability to obtain marketing authorizations approvals or medical device certification for this product in another indication. Even after obtaining approval or certification in a jurisdiction for the product candidates we develop, including NBTXR3, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, and submission of safety and other post-market information.
Any approval or certification received for the product candidates may also be subject to limitations:
•on the approved indicated use(s) for which the product may be marketed; or
•to the conditions of approval, such as an accelerated approval for a medicinal product subject to a further confirmation of the effectiveness and/or safety of the product to be based on confirmatory study(ies), and requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product. In addition, potential accelerated approvals are limited by the risk of withdrawal in the event that confirmatory studies do not confirm the benefits/risks of the product.
Moreover, following its initial approval or certification, any product approved for commercialization is reassessed on a regular basis in terms of benefit/risk ratio for the patient. The potential discovery of new defects or side effects which were not detected during development and clinical trials can result in restrictions on sale, the suspension or withdrawal of the product from the market and an increased risk of litigation. For example, the holder of an approved NDA in the United States for a Drug must monitor and report adverse events and any failure of a product to meet the product’s specifications approved in the NDA. Similarly, in the EU, any marketing authorization approval or medical device certification holder has legal obligations to continuously collect data and conduct pharmacovigilance or safety vigilance, i.e., the activities relating to the detection, assessment, understanding and prevention of adverse reactions and other medicine or product-related problems. Data must be transmitted to the authorities within defined timelines, and any emerging concern about the benefit-risk balance has to be notified immediately. If necessary, competent authorities may request further investigations, including formal studies. Regulatory procedures exist for updating product information and implementing other safety measures. In the United States, the holder of an approved NDA for a Drug must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, including product labeling or manufacturing process. Similar provisions apply in the EU. Advertising and promotional materials must comply with any competent health authorities rules and are subject to health authorities review, in addition to other potentially applicable laws.
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
If we or our strategic licensees fail to comply with applicable regulatory requirements following approval or certification of any of the product candidates we develop, regulatory authorities may:
•issue a warning letter asserting a violation of the law;
•seek an injunction or impose civil or criminal penalties or monetary fines;
•suspend or withdraw approval or certification;
•suspend or terminate any ongoing clinical trials;
•refuse to approve a pending marketing authorization application or medical device certification submitted by us or our strategic licensees;
•restrict the manufacturing, distribution or marketing of the product;
•seize or detain product or otherwise require the withdrawal or recall of the product from the market;
•destroy or require destruction of the products;
•refuse to permit the import or export of the products; or
•refuse to allow us to enter into supply contracts, including government contracts.

Any of the foregoing regulatory actions could require us to expend significant time and resources in response and could generate negative impact on the company. The occurrence of any event or penalty described above may inhibit the ability to commercialize products and generate revenues.We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we or our strategic licensees are unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our strategic licensees are not able to maintain regulatory compliance, marketing authorization approval or medical device certification that has been obtained may be suspended or withdraw and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.
Finally, even though the Group has obtained the CE mark certification for Hensify®, the name of NBTXR3 in the indication of locally advanced STS applicable within EU territories, it cannot be certain that NBTXR3 will receive regulatory approvals in other indications or in other territories or successfully complete the necessary conformity assessment procedures, as applicable, or be successfully commercialized, for any cancer indications, even if the Group successfully completes applicable pre-marketing regulatory requirements.

Although we may seek fast track designation from the FDA for some or all of the indications that NBTXR3 may potentially address, there is no assurance that such designation will be granted or, if granted that it will lead to a faster development or regulatory review or approval process.
If a product is intended for the treatment of a serious or life threatening condition or disease, the sponsor may apply for FDA fast track designation. In February 2020, the Company received Fast Track designation from the FDA for NBTXR3 for the treatment of locally advanced head and neck cancers. We or Janssen may seek fast track designation and review for some or all of the other indication that NBTXR3 may potentially address. However, even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures and such designation does not assure ultimate approval. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

Even if we or our strategic licensees obtain and maintain approval for product candidates in the United States or another jurisdiction, we or our strategic licensees may never obtain approval or certification for the same product candidates in other jurisdictions, which would limit market opportunities and adversely affect our business.
Approval of a product candidate in the United States by the FDA or a corresponding approval in another jurisdiction does not ensure approval or certification of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The approval process varies among countries and may limit our or our strategic licensees’ ability to develop, manufacture, promote and sell our product candidates including NBTXR3 internationally. Failure to obtain marketing authorization approval or certification in international jurisdictions would prevent the product candidates from being marketed outside of the jurisdictions in which regulatory approvals have been received. In order to market and sell product candidates in the EU and many other jurisdictions, we and our strategic licensees must obtain separate marketing approvals or certifications and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and may involve additional preclinical studies or clinical trials both before and post approval. In many countries, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the intended price for the product is also subject to approval. Further, while marketing authorization approval or certification of a product candidate in one country does not ensure approval in any other country, a failure or delay in obtaining approval or certification in one country may have a negative effect on the regulatory approval process in others. If we or our strategic licensees fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals or certifications, the target market will be reduced and the ability to realize the full market potential of the subject product candidates will be harmed and our business may be adversely affected. For the sake of clarity, this risk factor is applicable whether it is about marketing authorization approval, certification or CE-marking.
Depending on the results of clinical trials and the process for obtaining approvals or certifications in other countries, we or our strategic licensees may decide to first seek approvals or certifications of a product candidate in countries other than the United States, or we or our strategic licensees may simultaneously seek approvals in the United States and other countries, in which case we or our strategic licensees will be subject to the regulatory requirements of health authorities in each country in which we seek approvals or certifications. Obtaining approvals or certifications from health authorities in countries outside the United States and the EU is likely to subject us or our strategic licensees to risks in such countries that are substantially similar to the risks associated with obtaining approval in the United States or the EU described herein.

Government restrictions on pricing and reimbursement, as well as other healthcare payor cost-containment initiatives, may negatively impact our ability to generate revenues if we obtain approval or certification for any of our product candidates.
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
While we cannot predict the ultimate content or impact of the IRA, we do recognize that a number of factors important to the commercialization of NBTXR3 could be impacted by this legislation. Material factors include, but are not limited to:
•Medicare price negotiation: as of now, we do not expect NBTXR3 to be included in Medicare’s list of drugs eligible for price negotiation, we cannot rule it out.
•Inflation rebates: additional rebates on drug prices that rise faster than inflation is a stipulation of the IRA that limits the revenue impacts of price increases. This clause will impact our licensing partner’s pricing strategy (as Janssen Pharmaceutica NV is, including any of its affiliate) as part of the commercialization within the United States of NBTXR3, and we cannot predict the affect this will have on the Company’s proceeds from this licensee.
•Medicare Part D: the IRA includes material price discounts for the Medicare Part D population, and we cannot predict with certainty the percentage of sales (and therefore, discounts) which will be made, including by our US licensee, within this program.
It is also important to note that the implementation of the IRA legislation has not been finalized, and the above statements are subject to change. Additionally, the legal interpretation of the provisions of the IRA legislation are subject to change.
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
Healthcare providers, physicians and others will play a primary role in the recommendation, prescription, and administration of our products. Our arrangements with such persons and third-party payors must be structured in accordance with the broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our products, if we obtain marketing approval or certification. Restrictions under applicable federal, state and foreign healthcare laws and regulations include but are not limited to the following:
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
For example, in the United States, a drug product approved for commercial sale or used in clinical studies must be manufactured in accordance with the current Good Manufacturing Practices (cGMP) requirements. In the EU, NBTXR3 is classified as a medical device and must be manufactured in accordance with ISO13485 and MDR requirements. Nevertheless, due to the classification of NBTXR3 as a drug product in other regions, notably, the United States, the development and manufacturing of NBTXR3 is made in accordance with the more stringent cGMP requirements. As a result, each of the facilities involved in the manufacturing NBTXR3 must comply with cGMP and applicable Medical Device regulations. Also, applicants for a marketing authorization are responsible for ensuring that the proposed manufacturing sites included in the marketing authorization application comply with cGMP and applicable Medical Device regulations for a certification.
The FDA’s cGMP regulations and comparable regulations in other jurisdictions govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants, or to inadvertent changes in the properties or stability of the product candidates including NBTXR3 we develop that may not be detectable in final product testing. In the United States, in the framework of the potential upcoming NDA, we or our contract manufacturers must supply all necessary documentation in support of registration on a timely basis and must adhere to the cGMP requirements enforced by the FDA and/or by other Competent Regulatory Authorities and to the MDR requirements through its facilities inspection program. Our facilities and Quality Management Systems as well as the facilities and Quality Management Systems of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as one of a condition of regulatory approval of our product candidates. In addition, the FDA may, at any time, inspect a manufacturing facility involved with the preparation and/or control of our product candidates as well as the associated quality systems for compliance with the regulations applicable to the activities being conducted.
If we or any of our third-party manufacturers fail to provide appropriate products and data (as per GxP requirements) or maintain regulatory compliance, the regulator can impose regulatory sanctions including, among other things, the imposition of a hold on clinical trials, the refusal to permit a clinical trial to start, the refusal to use certain batches of product candidates intended to be used in the clinical trials, the refusal to approve a pending application for a new product, the revocation or non-renewal of a pre-existing approval or certification - including the withdrawal of GMP license in case of major findings, or the refusal to accept some non-clinical and/or clinical data generated with material for which that third-party was responsible. As a result, our business, financial condition and results of operations may be materially harmed.
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
Legal action that may be required to enforce our patent rights can be expensive and may involve the diversion of significant management time or rights to prosecute at first any patent infringement relating to NBTXR3 may be granted to our partner, as it is the case for Janssen. In addition, these legal actions could be unsuccessful and could also result in the invalidation or transfer of ownership of our patents or a finding that they are unenforceable. We may or may not choose to pursue litigation or other actions against those that have infringed our patents, or have used them without authorization, due to the associated expense and time commitment of monitoring these activities. In addition, some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing or misappropriating or from successfully challenging or claiming ownership over our intellectual property rights. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.
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
Any legal action against us or our collaborators could lead to:
•payment of damages, potentially including treble or punitive damages if we are found to have wilfully infringed a party’s patent rights;
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
Over the past few years, the French government has strengthened its foreign investment control regime. Thus, as at the date of the Annual Report, any investment: by any non-European Union or non-European Economic Area’s investor that will result in the relevant investor (a) holding, directly or indirectly, acting alone or in concert with others, at least a 10% threshold of voting rights of the Company or (b) acquiring all or part of a business line of the Company where the Company is developing research and development activity listed by the French Ministry of Economy as included in the critical technologies, is subject to the prior authorization of the French Ministry of Economy, which authorization may be conditioned on certain undertakings.
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
As a French biotechnology company, we have benefited from certain tax advantages, including the French research tax credit (Crédit d’Impôt Recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period (or, sooner, in certain cases). The CIR is calculated based on our claimed amount of eligible research and development expenditures in France. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit, in accordance with the French tax code (Code général des impôts) and the relevant official guidelines.
Furthermore, if the French Parliament decides to eliminate, modify, or reduce the scope of the CIR benefit, which it could decide to do at any time, our results of operations could be adversely affected.

Future use of tax loss carryforwards could be called into question.
Tax losses in France can be carried forward for an unlimited period of time to be computed against any upcoming benefit-making result, being noted that such computation is capped annually at €1 million, plus 50% of the portion of profits in excess of that limit. The unused loss balance can be carried forward to upcoming periods under the same conditions.
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

Although not free from doubt, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2023. However, we cannot assure you that we will not be classified as a PFIC for the taxable year ending December 31, 2024 or any future taxable year, which may result in adverse U.S. federal income tax consequences to U.S. holders.
A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023. Because certain aspects of the PFIC rules are not entirely certain and because this determination is dependent upon a number of factors, there can be no assurance that we were not a PFIC for such taxable year or that the IRS will agree with any position we take regarding our PFIC status.
Further, no assurances may be given at this time as to our PFIC status for the current or future taxable years. The determination of PFIC status is fact-specific, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). It is possible that we could be classified as a PFIC for the taxable year ending December 31, 2024 or future taxable years due to changes in the composition of our assets or income, as well as changes to the market value of our assets. If we are a PFIC for any taxable year during which a U.S. holder holds ADSs, the U.S. holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition of the ADSs as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Each U.S. holder is strongly urged to consult its tax advisor regarding these issues and any available elections to mitigate such tax consequences.

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
Based on our determination made on June 30, 2023 (the last business day of our most recently completed semester), we qualify as a foreign private issuer. The next determination as to foreign private issuer status will be made on June 30, 2024.
We may lose our foreign private issuer status if, as of the relevant determination date, more than 50% of our securities are held by U.S. residents and either (i) more than 50% of our executive officers or more than 50% of the members of, as the case may be, our board of directors or supervisory board, are residents or citizens of the United States, (ii) more than 50% of our assets are located in the United States, or (iii) our business is principally administered within the United States.
As of December 31, 2023, to our knowledge less than 50% of Nanobiotix outstanding ordinary shares (including in the form of ADSs) were held by persons who were not U.S. residents.
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
Holders of ADSs are not treated as one of our shareholders and do not have direct shareholder rights. French law governs Nanobiotix’s shareholder rights.
The depositary, through the custodian or the custodian’s nominee, is the holder of the ordinary shares underlying all ADSs. Holders of ADSs have only ADS holder rights. Among other things, ADS holder rights do not provide for double voting rights, which otherwise would be available to holders of ordinary shares held in a shareholders’ name for a period of at least two years. A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years. The deposit agreement among us, the depositary and purchasers of ADSs in the U.S. offering, as an ADS holder, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of us and the depositary.
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
We are a French société anonyme with our registered office in France. Our corporate affairs are governed by our By-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in accordance with French law, while a double voting right is attached to each ordinary share which is held in registered form in the name of the same shareholder for at least two years, ordinary shares deposited with the depositary will not be entitled to double voting rights. Therefore, holders of ADSs who wish to obtain double voting rights will need to surrender their ADSs, withdraw the deposited shares, and take the necessary steps to hold such ordinary shares in registered form in the holder’s name for at least two years. See “Item 16G—Corporate Governance.”

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
The trading price of the ADSs has fluctuated, and is likely to continue to fluctuate, substantially. Since the ADSs were sold in our initial public offering in December 2020 at a price of $13.50 per share, the price per ADS has ranged as low as $2.14 and as high as $19.68 through December 31, 2023. The market price of the ADSs may fluctuate significantly in response to numerous factors, including those described in this “Risk Factors” section, many of which are beyond our control. The market price and demand for our ADSs may also fluctuate substantially, regardless of our actual operating performance, which may limit or prevent holders from readily selling their ADSs and may otherwise negatively affect the liquidity of our capital shares. Pharmaceutical, biotechnology and nanomedicine companies, in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.
Share ownership is concentrated in the hands of our principal shareholders and management, who will continue to be able to exercise substantial influence on us.
Our executive officers and current 5% or greater shareholders beneficially own in aggregate approximately 36.2% of our ordinary shares outstanding (including those underlying our ADSs, but excluding shares that may be acquired upon exercise of stock options or warrants) as of December 31, 2023. As a result, these shareholders have significant influence over all matters that require approval by our shareholders, including the election of supervisory or executive board members and approval of significant corporate transactions. These shareholders may be able to take corporate action even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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
We were founded as a spin-off from the State University of New York, Buffalo in 2003. Team members at Nanobiotix, including our founder, Laurent Levy, have two decades of experience developing Nanobiotix’s technology and we believe we are a pioneer and leader in the field of nanomedicine. We have built an integrated, multidisciplinary team that combines expertise in physics, biology and medicine. Our corporate headquarters and manufacturing facilities are located in Paris, France, with U.S. operations in Cambridge, Massachusetts.
Our capital expenditures and additions to intangible and tangible assets for the years ended December 31, 2021, 2022 and 2023 together amounted to €0.2 million, €0.1 million and €0.3 million, respectively. These expenditures primarily consisted of the manufacturing line implementation, laboratory equipment and offices expansion. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2024 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made in France, where our research and development facilities are currently located.
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

B. Business Overview
Overview
We are a late-stage clinical biotechnology company focused on developing first-in-class, physics-based product candidates that use our proprietary nanotechnology to seek to improve treatment outcomes for millions of patients around the world. We have three platforms that each seek to bring the benefits of nanotechnology to human medical problems:
•NBTXR3, our potentially first in class radioenhancer designed to enhance radiation therapy

•Curadigm, our nanoprimer technology designed to enhance therapeutic index
•Oocuity, our platform designed to help central nervous system (CNS) based ailments
Our most advanced platform has produced our lead product candidate, NBTXR3, which is designed to improve local control of solid tumors by increasing the effect of radiotherapy in the tumor without increasing damage to surrounding healthy tissues, and to improve systemic control through its potential immune priming effect subsequent to the physical destruction caused by the physics-based mechanism of action (MoA). Through this approach we are advancing a strategy that initially aims to build a potentially industry-leading head and neck cancer treatment franchise powered by NBTXR3, and then to scale this across other solid tumor indications.
Curadigm and Oocuity are at preclinical and discovery stages, respectively. Each shares with NBTXR3 the fundamental approach of Nanobiotix that seeks to bring nanotechnological approaches to affect the body’s chemistry at a physical level and have a positive impact on medical problems.
Curadigm’s technology is centered around transient blockage of the liver pathways involved in clearance to improve the ability of a subsequently administered treatment to reach its intended target at a relevant dose and thus potentially improving treatment efficacy and/or diminishing its toxicity.
Oocuity is similarly centered around nanotechnologically designed materials. In this case, our research is focusing on using these materials to influence neuronal networks via their electrical properties. We believe there are several potential applications for materials with such properties.
Potential first-in-class radioenhancer NBTXR3 is an aqueous suspension of functionalized, crystalline hafnium oxide nanoparticles designed for injection directly into a malignant tumor and then be activated by radiotherapy (RT-activated NBTXR3). When exposed to ionizing radiation, NBTXR3 increases the localized dose of radiotherapy (i.e., energy) delivered to the tumor cells where it is present, significantly increasing tumor cell death and does so, importantly, without increasing the dose delivered to surrounding healthy tissues. Preclinical and early clinical data suggest that subsequent to the physical cellular destruction caused by radiotherapy-activated NBTXR3, the product candidate may also prime an adaptive immune response and create long-term anti-cancer memory. Given the physics-based MoA, we believe that NBTXR3 could be developed as a tumor-agnostic treatment targeting all solid tumors that are treated with radiotherapy alone or in therapeutic combinations, including those that include immune checkpoints inhibitors, a type of therapy designed to stimulate a patient’s immune system to attack cancer cells.
Radiotherapy, also called radiation therapy (RT) or simply radiation, involves the use of X-rays or other high-energy particles or rays to kill cancer cells in tumors. It is among the most common cancer treatments, both as a standalone therapy and in combination with surgery, chemotherapy or biological therapies. In developed countries with access to radiotherapy, approximately 60% of all cancer patients will receive radiotherapy at least once, either alone or as a part of a more complex treatment protocol. Nevertheless, many of these patients still die from the progression of their cancer because, among other reasons, they are not able to receive a high enough radiation dose to completely destroy their tumor without resulting in an unacceptable level of damage to surrounding healthy tissues. We believe that by mitigating these limitations, NBTXR3 may improve the survival rate and quality of life for cancer patients.
Given NBTXR3’s potentially broad application across solid tumors and in order to bring our innovation to as many patients as broadly and as quickly as possible, we have engaged in strategic collaborations with large and reputable partners to expand development of the product candidate alongside clinical trials that Nanobiotix is conducting, as discussed in the section “NBTXR3 Development Pipeline” of this annual report. In 2018 we entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center (“MD Anderson”) to sponsor several Phase 1 and Phase 2 studies in the United States to evaluate NBTXR3 across tumor types and therapeutic combinations, with up to 312 patients expected to be enrolled across these clinical trials. In July 2023 we entered into the Janssen Agreement, a worldwide agreement for the co-development and commercialization of NBTXR3, excluding the Asia Licensing Territory. In December 2023, the exclusive rights to develop and commercialize NBTXR3 in the Asia Licensing Territory were assigned by LianBio to Janssen, in accordance with the terms of the Asia Licensing Agreement.
NBTXR3’s characteristics have lead us to investigate its use in several tumor types including: head and neck, lung, pancreatic, esophageal, liver, prostate, soft tissue sarcoma and rectal. We have seen positive signals or evidence of activity and safety in all of these tumor types. We believe that the product is likely to aid with local control of solid tumors and as such we have focused on head and neck cancer in elderly patients who have few therapeutic options to achieve the local control that they need. In addition, we believe there are types of lung cancer where local control is important, and through our agreement with Janssen, we seek to serve these patients as well. In addition to specific tumor types we believe our data shows indications that NBTXR3 may also play a role combinations with immune oncology (I-O) therapeutics and we are developing the product in such combinations, specifically in anti-PD-1/L1 combination regimens in head and neck cancer that is recurrent and or metastatic. PD(L)-1 inhibitors are approved now in more than ten different solid tumors most of which are also eligible to be treated with radiation therapy.
We are building a comprehensive treatment franchise across head and neck cancers where radiotherapy alone or with immunotherapy is a part of the treatment protocol. It has been estimated that 74% of head and neck cancer patients will receive radiotherapy treatment, making this patient population a significant market opportunity for NBTXR3. Moreover, the Company believes this model can be replicated across any solid tumor indication treated by radiotherapy alone or with immunotherapy that can be injected with NBTXR3, further expanding the market opportunity of NBTXR3.
The second tumor type of focus is non small cell lung cancer (NSCLC), a subtype of lung cancers2. As part of the agreement announced in July 2023, Janssen will be fully responsible for an initial Phase 2 study evaluating NBTXR3 for patients with NSCLC. MD Anderson is also investigating NBTXR3’s use in NSCLC with the approach of re-irradiation allowing patients to receive radiation again in combination with NBTXR3.

Our Strategy
The goal of Nanobiotix is to become a leader in the biotechnology industry using an approach that leverages the universal principles of physics to deliver nanoparticle-based therapies designed for broad application across solid tumors and other diseases and medical problems.
Our strategy is to develop our three nanotechnology based platforms in sequence utilizing the first to achieve financial sustainability thus allowing us to increasingly invest in the second and third platforms. Our platforms:
•NBTXR3, our potentially first in class radioenhancer designed to enhance radiation therapy
•Curadigm, our nanoprimer technology designed to enhance therapeutic index
•Oocuity, our platform designed to help central nervous system (CNS) based ailments
The Company has primarily focused on the development of NBTXR3, its potential first-in-class radioenhancer to treat a broad range of solid tumors. Based on its proprietary, physics-based properties and its administration via intratumoral injection, we believe that NBTXR3 could improve local control alone or in combination with other treatment modalities in any indication where radiotherapy is a part of the treatment regimen. Due to the potential immune priming effect we have observed subsequent to the physical tumor destruction caused by radiotherapy-activated (RT-activated) NBTXR3, we also believe that systemic treatment outcomes could be improved such as by expanding the benefits of immune checkpoint inhibitors to more patients. Ultimately, our aim is to integrate NBTXR3 into the treatment of solid tumor indications, starting with head and neck cancer, and then expanding to include multiple solid tumor indications, potentially materially improving the treatment of cancer for millions of patients around the world. The key elements of this strategy include:
•Complete the development of NBTXR3 for the treatment of locally advanced head and neck squamous cell carcinoma (HNSCC). Nanobiotix conducted a Phase 1 dose Escalation and dose Expansion trial, Study 102, in cisplatin-ineligible locally advanced HNSCC patients. Final data from the dose Expansion part showed a median Progression-Free Survival of 16.9 months and a median Overall Survival of 23.1 month in the Evaluable population. See “Our Clinical Programs—Locally advanced head and neck cancers—Phase 1 Expansion (“Study 102 Expansion”) Trial” below for information regarding final clinical results for Study 102. These results potentially strengthened the hypothesis of the ongoing registrational and global Phase 3 study, evaluating NBTXR3 for elderly patients with locally advanced HNSCC who are ineligible for platinum-based chemotherapy. This study, NANORAY-312, is enrolling patients in the US, Europe and Asia and aims to enroll up to 500 patients. See “Our Clinical Programs—Locally advanced head and neck cancers—Phase 3 Registration Trial (“NANORAY-312”)” in this Annual Report for information regarding our NANORAY-312 trial. In the United States, NBTXR3, classified as a drug, was granted Fast Track designation from the FDA in February 2020 for the treatment of locally advanced head and neck cancers.
•Leverage I-O combination potential to advance treatment for patients with recurrent or metastatic (R/M) HNSCC that is resistant to prior immunotherapy. Nanobiotix is continuing to further develop a global I-O development program to explore the use of RT-activated NBTXR3 as a complement to immune checkpoint inhibitors across several solid tumor indications. In preclinical and clinical studies, RT-activated NBTXR3 followed by immune checkpoint inhibitors demonstrated potential to convert checkpoint inhibitor non-responders into responders, provide better local and systemic control and increase survival. Nanobiotix is conducting Study 1100, a Phase 1 multi-cohort trial of RT-activated NBTXR3 in combination with an anti-PD-1 checkpoint inhibitors in patients with LRR or R/M HNSCC or with soft tissue, lung or liver metastases from any primary cancer eligible for anti-PD-1 therapy. Nanobiotix believes that preliminary clinical results suggest that NBTXR3 could benefit this patient population with the potential to increase the proportion of patients that respond to immune checkpoint inhibitors. See “Our Clinical Programs—I-O Program— R/M HNSCC and lung, liver or soft tissue metastases from any primary tumor— Multi-Cohort Phase 1 Trial (“Study 1100”)” below for information regarding Study 1100.
2 According to the American Cancer Society, in general, about 80% to 85% of lung cancers are NSCLC.

•Leverage strategic collaborations to advance NBTXR3 opportunities and establish a global development, regulatory and commercial plan for NBTXR3. In July, Nanobiotix signed a worldwide licensing, co-development, and commercialization agreement with Janssen, excluding the Asia Territories licensed to LianBio, for NBTXR3 . Following the assignment of this Agreement to Janssen from LianBio, effective on December 22, 2023, after which Janssen holds the development and commercialization rights provided for under the Asia Licensing Agreement for NBTXR3 in the Asia Licensing Territory. Beyond the near and long term cash and operational support the Janssen agreement brings to Nanobiotix, this deal aims to leverage the strengths of each organization: Nanobiotix contributes NBTXR3, focused development, manufacturing expertise and the Company’s innovation engine, while Janssen contributes its substantial development support, regulatory and commercial capabilities. Nanobiotix believes that this collaboration will accelerate the realization of NBTXR3 promise for patients in need.
•Expand the opportunity for NBTXR3 and build an effective development program in additional solid tumor indications. Nanobiotix believes that NBTXR3’s physical mode of action could make it broadly applicable across a multitude of solid tumor indications. In addition to head and neck cancers, Nanobiotix intends to continue to develop and pursue NBTXR3 for other indications, and has already gathered data from clinical trials in liver cancers in the EU, prostate cancer in the United States, and rectal cancer in Taiwan. In December 2018 Nanobiotix entered into a collaboration with MD Anderson as part of which five clinical trials are currently conducted in the United States to evaluate RT-activated NBTXR3, either alone or in further combination with immuno-therapies or chemotherapies, across several cancer types. In addition, following the Janssen Agreement, Janssen will be fully responsible for an initial Phase 2 study evaluating NBTXR3 for patients with stage III NSCLC. It may develop additional new indication trials at its sole discretion. If the applicability of NBTXR3 to solid tumor cancers in its current and planned clinical trials is demonstrated, Nanobiotix believes that it would increase the addressable patient population of NBTXR3 to encompass a significant portion of the patients who receive radiotherapy as part of their solid tumor cancer treatment.
•Finally, the company is pursuing development of its two other platforms Curadigm and Oocuity as we strive to bring the benefits of nanotechnologically derived materials to help other medical conditions. These efforts are at an earlier stage than NBTXR3 and we believe have great potential to bring substantial benefits to the problems they are designed to address.

How NBTXR3 addresses the challenges of radiotherapy and I-O
Current cancer treatment options and limitations
In general, there are four major cancer treatment modalities: surgery, radiotherapy, chemotherapy and targeted therapies (in which drugs target specific molecules of the tumor tissue). These treatments may be used individually or in combination with one another.
Surgery remains the primary method for the eradication of solid cancers that are discovered at an early stage. Surgery aims to remove not only the tumor, but also a ring of surrounding healthy tissues (referred to as the surgical margin), to try to ensure that all cancer cells are removed. Surgery may not be a viable option based on a patient’s health or the tumor stage. For example, when a patient’s cancer has spread, or metastasized, surgery alone is not effective even when it is technically possible.. When surgery is an option, it can be sequenced with radiotherapy or chemotherapy. Radiation therapy, chemotherapy or other effective therapy such as checkpoint inhibitors can also precede the surgery with the benefit of reducing the tumor size and facilitate the surgery.
Radiotherapy is the administration of ionizing radiation, which are high-energy particles or rays such as X-rays, gamma rays, electron beams or protons, to destroy or damage cancer cells by blocking their ability to grow, divide and multiply. Radiotherapy is delivered over a period of several days to several weeks at a specific dose. Typically, patients receive a fraction of the dose per day. The duration and dosage of radiotherapy are based on the standard of care specific to the cancer indication being treated.
Radiotherapy is typically measured in gray (‘‘Gy’’), a unit of ionizing radiation dose with one Gy representing the absorption of one joule of energy per kilogram. In developed countries with access to radiotherapy, approximately 60%3 of all cancer patients will receive radiotherapy at least once, either alone or as a part of the more complex treatment protocol.
The primary growth drivers for the radiotherapy market globally are technological advancements and the associated growing adoption of radiotherapy devices and procedures. Improving the accuracy and precision of the delivery of radiation enhances the efficacy of radiotherapy and reduces the side effects and damage to surrounding healthy tissues, which has led to greater adoption of these techniques by the medical community and more widespread use
3 Morris ZS, Harari PM. Interaction of radiation therapy with molecular targeted agents. J Clin Oncol. 2014 Sep 10;32(26):2886-93. doi: 10.1200/JCO.2014.55.1366. Epub 2014 Aug 11. PMID: 25113770; PMCID: PMC4152717.
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
In addition, the I-O treatment approach has emerged as an option for cancer treatment. The I-O treatment approach is a relatively new approach to fighting cancer that does not only target the tumor, but also aims to stimulate and activate the patient’s own immune system more broadly, allowing it to recognize cancer cells and destroy them. I-O treatments have demonstrated efficacy broadly in the treatment of many types of cancer, including among others leukemia, melanoma, lung cancer, prostate cancer, skin cancer, cancer of the digestive system, gynecological cancers and renal cancer. However, not all patients may benefit from I-O therapy. I-O therapy may be ineffective when a patient’s tumor is “cold”, meaning that the cancer either has not been recognized or has not provoked a strong enough response by the patient’s immune system. The challenge remains to find new ways to turn a cold tumor into a hot tumor—one that will be responsive to I-O treatment approaches.

NBTXR3: Addressing the challenges of radiotherapy and I-O
NBTXR3, our potentially first in class radio-enhancer, has been designed to help address both of these challenges, the toxicity of radiotherapy and the difficulty of using I-O therapy against non-responsive or “cold” tumors. NBTXR3 either alone or in combination with other treatment approaches, is designed to enhance energy absorption in the tumor resulting in a localized enhanced efficacy of radiotherapy, whereas it doesn’t occurs in the surrounding healthy tissues, limiting radiotherapy toxicities.
Our research suggest that NBTXR3 plus radiotherapy may prime the immune response, thereby rendering otherwise cold tumors more prone to recognition by the patient’s immune system and therefore potentially more responsive to I-O treatments such as checkpoint inhibitors.

Our NBTXR3 technology
NBTXR3 was developed through our explorations of the potential for nanotechnologies to provide solutions to unmet therapeutic needs in oncology. It is a sterile aqueous suspension of crystalline hafnium oxide nanoparticles that is administered through a one-time image-guided local injection directly into the tumor prior to radiotherapy. The nanoparticles have a negative-charge surface coating, which allows them to accumulate inside the tumor cells. When the injected tumor is subsequently treated with radiotherapy the particles interact with the radiation increasing the dose of energy delivered to the tumor, but without causing incremental damage to surrounding healthy tissues. We believe our NBTXR3 technology improves the benefit-risk ratio of radiotherapy for patients. Radiation treatment with NBTXR3 is designed to destroy the tumor completely or render it more operable such as by shrinking its size.
NBTXR3 can easily be incorporated into the current standard of care in radiotherapy. Hospitals and medical facilities where radiotherapy is delivered do not need any new equipment or to otherwise make significant capital investments in new technology in order to treat patients with NBTXR3.
We believe NBTXR3 has the potential to treat all solid tumors where radiotherapy can be used. We are currently prioritizing the development of NBTXR3 in the United States and the EU for the treatment of head and neck cancers, although we are also studying, or have studied, NBTXR3 across a broad range of indications, including locally advanced soft tissue sarcoma, primary and secondary liver cancers, prostate cancer, pancreatic cancer, esophageal cancer and non-small cell lung cancer. As noted, we have also observed that NBTXR3 activated by radiotherapy could modulate the antitumor immune response, supporting the rationale for its use as an in-situ cancer vaccine, potentially in combination with immune oncology treatments, in particular, checkpoint inhibitors.
NBTXR3 and radiotherapy
The amount of energy that can be deposited in a cell through radiotherapy is a function of the cell’s ability to absorb the radiation, which depends on the amount and form of energy used and the electron density of the receiving molecules. During radiotherapy, the interaction between the radiation and molecules in the targeted cell results in ionized atoms, freeing electrons from the orbit of the atoms. These free electrons dissipate their energy in multiple interactions with surrounding molecules, producing in the cell free radicals, which are highly reactive molecules. These highly reactive free radicals produced during radiotherapy have the capacity to break the covalent bonds of the molecules they interact with, including DNA, RNA, and proteins. These free radicals play an important role in the effectiveness of radiotherapy by causing damage in multiple ways in the cell, ultimately leading to cell death.

At an average size of approximately 50 nanometers in diameter, our nanoparticles are directly injected into a malignant tumor prior to standard radiotherapy and can be internalized into the cell through endocytosis to function as radioenhancers. The nanoparticles have an inorganic core of crystallized hafnium oxide, which has a high electron density. The high electron density of the nanoparticles is essential for their effective interaction with radiation, while their physical and chemical properties do not by themselves cause incremental damage to surrounding healthy tissues.
The following image is a transmission electron micrograph of a cross-section slice of a cancer cell with nanoparticles after injection.
Clustered 50 nm nanoparticles in cytoplasm
NBTXR3 is a novel approach to the local treatment of cancer that we believe provides a solution to the otherwise difficult to avoid limitation of radiotherapy - an inability to deliver sufficient amounts of radiation to eradicate the tumor and not cause unacceptably high levels of damage to the surrounding healthy tissues.
Mechanism of Action of NBTXR3 nanoparticles (radioenhancement)
Principle
The mechanism of action (MoA) of NBTXR3 nanoparticles can be described as follows. Our nanoparticles remain inert until exposed to ionizing radiation, meaning they don’t produce free electrons and radicals on their own. When exposed to radiation, the high electron density of the nanoparticles allows the treated cancer cells to absorb more energy compared to the energy absorbed by untreated cells where the energy is absorbed by water molecules (which have a very low electron density). This increased energy absorption leads to the generation of more free electrons, which results in the creation of more free radicals. The destructive effect of free radicals is amplified and localized by the radiation-activated nanoparticles, which generate a controlled concentration of energy within the tumor. Ionizing radiation can be applied to the nanoparticles repeatedly because they return to their inactive, inert state after each exposure to radiation. Multiple courses of radiotherapy can be administered to a tumor that has received a single injection of our nanoparticles.
The following illustration shows a representative increase in the radiation dose absorbed around the NBTXR3 nanoparticles administered into cancer cells.

NBTXR3 nanoparticles Amplifying the Effect of Radiation

Cell Damage and Immune Response
At the cellular level, preclinical studies have revealed various types of damage that are amplified with nanoparticles, such as an increase in double-stranded DNA breaks (DSBs), leading to an increase in micronuclei formation (free DNA found in the cytoplasm of cells), as well as Lysosomal Membrane Permeabilization, observed only in the presence of nanoparticles. All of these together lead to the enhancement of cell death in NBTXR3 containing samples and tissues.
Preclinical studies have also demonstrated an increase in the expression of certain biological elements or biological pathways, known to be involved in the anti-tumor immune response, such as biomarkers of Immunogenic Cell Death (ICD), an increase in the immunopeptidome, and activation of the cGAS-STING pathway4.
In our preclinical studies and our early clinical data, treatment using radiation-activated nanoparticles has also been observed to trigger destruction of metastatic lesions5. Based on these observations, we believe that our nanoparticles may prime the body’s immune response, rendering tumors more prone to recognition by a patient’s immune system.
In the illustration below, clusters of NBTXR3 nanoparticles in the cell become activated by radiotherapy and cause destruction of cancer cells due to the high energy absorption by the nanoparticles and the release of that energy that causes damage as previously described. This destruction may include structural damage, DNA damage, stress to the cells, immunogenic cell death (a specific form of cell death related to the immune system) and cGAS-STING pathway activation (an immune activation mechanism). This results in both direct cell death and activation of dendritic cells. Once activated, the dendritic cells trigger lymphocyte activation (including cytotoxic T cells). This activation of lymphocytes has the effect of priming the immune system to be able to better recognize and kill cancer cells.

4 Marill et al. (2019) Radiother Oncol.
5 Zhang et al. (2020) Int J Nanomedicine

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

NBTXR3 Development Pipeline
The chart below highlights ongoing and planned clinical trials, including those that are in Nanobiotix’s collaborations with Janssen or MD Anderson.

Our Clinical Programs
NBTXR3 has been, and is currently being evaluated in several clinical trials worldwide in various cancer patient populations. Because of the very broad potential of NBTXR3 to help millions of patients suffering solid tumor malignancies, Nanobiotix has formed collaborations with industry and academic leaders to allow NBTXR3 to be brought to benefit as many patients as possible as quickly as possible. We have a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center to sponsor several Phase 1 and Phase 2 studies in the United States to evaluate NBTXR3 across tumor types (such as lung and pancreatic) and therapeutic combinations, including relatively newer treatment modalities such as proton therapy and reirradiation. In 2023 we entered into a worldwide agreement for the co-development and commercialization of NBTXR3 with Janssen Pharmaceutical NV, a Johnson & Johnson company (See — Our Collaboration Agreements). The clinical program detailed below is a collaborative effort between the Company at its collaborative partners. Nanobiotix is focused on head and neck cancers as it’s first priority. and Janssen will be fully responsible for an initial Phase 2 study evaluating NBTXR3 for patients with stage III lung cancer.

Locally advanced head and neck cancers
Background and opportunity
Squamous cell carcinoma of head and neck constitutes more than 95% of head and neck cancers and include cancers of the oral cavity, hypopharynx, nasopharynx, oropharynx, lip, nasal cavity, and salivary glands. These structures play a critical role in a human’s ability to swallow, eat, breathe and speak. In 2022, according to estimates by the Global Cancer Observatory, part of the World Health Organization’s International Agency for Research on Cancer, around 947,211 new patients were diagnosed globally with head and neck cancer and 482,428 patients died from the cancer. The five-year survival rate for patients with oral and oropharyngeal cancer is estimated at 68% by the American Cancer Society. These cancers represent a major public health concern.
Cisplatin-based chemotherapy in combination with concomitant definitive radiation is the standard treatment for locally advanced head and neck cancers in both the United States and EU which cannot be resected or for patients who refuse surgery. However, it is often not an option for elderly or frail patients who are unable to endure the physical strain inherent in chemoradiation treatment. The alternative treatment to chemoradiation is cetuximab (a monoclonal antibody used as part of targeted cancer therapy) in combination with radiotherapy, but its efficacy is less well established in elderly patients. These patients are estimated to account for approximately 25% of patients with head and neck cancers. In data presented at the Multidisciplinary Head and Neck Cancers Symposium 2020, elderly patients treated with radiotherapy alone or radiotherapy in combination with cetuximab had a median PFS of 7.3 months. Elderly patients with locally advanced tumors who receive radiation only also generally have limited OS expectancy (median of 12 months following diagnosis6) and typically experience poor quality of life, as they have limited therapeutic options and a high unmet medical need and are largely underrepresented in existing clinical trials.
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
6Based on our review and sub-group analysis of scientific literature relating to head and neck cancers including Zumsteg ZS, et al. (2017), Amini et al. (2016), Bourhis et al. (2006), and Moye et al. (2015).

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
Phase 3 Registration Trial (“NANORAY-312”)
NANORAY-312 is a randomized (1:1), controlled, two-arm global Phase 3 clinical trial in elderly patients with locally-advanced head and neck cancer who are ineligible for platinum-based (cisplatin) chemotherapy. . All the patients receive definitive radiation therapy with the option of cetuximab per investigator's choice, and patients in the experimental arm receive NBTXR3 in addition. The trial is expected to be conducted at more than 150 sites worldwide and approximately 500 patients will be randomized. As of the date of this report, patients in the NANORAY-312 study have been randomized in all planned major regions (the US, Europe and Asia).
The primary endpoint of the study is progression free survival (PFS) and the key secondary endpoint is overall survival (OS). The study is designed to demonstrate superiority of RT-activated NBTXR3 over the control arm on PFS with a statistical power of 89% and on OS with a statistical power of 80% (hazard ratio of 0.692 and 0.75 for PFS and OS, respectively). The Hazard Ratio is a measure of the risk of a particular event occurrence in one group compared to another group, over time. A median PFS of 9 months and median OS of 12 months is expected in the control arm. In addition, time to loco-regional and distant progression, head and neck cancer specific survival outcomes, overall response rate, safety and quality of life will be evaluated as secondary endpoints.
A futility analysis is planned after approximately 25% of PFS events (i.e., disease progression or death), a pre-specified interim efficacy analysis is planned after approximately 67% of planned PFS events, and the final analysis after 424 PFS and 389 OS events. In the event of clinically meaningful PFS improvement (e.g. ≥ 6 months PFS difference) in the planned interim analysis with no detrimental OS effect having been observed, the Company has previously received communication from FDA that this could potentially allow for the application of Accelerated Approval of NBTXR3 in the United States for this indication.
NANORAY-312 will utilize four stratification factors: (i) Investigator’s choice (cetuximab addition or not), (ii) HPV status (HPV-positive oropharynx versus other), (iii) age-adjusted Charlson Comorbidity Index, or ACCI score at screening (2 to 3 versus ≥ 4) and (iv) region (North America & Western Europe versus Rest of World).
In February 2020, we received Fast Track designation from the FDA for NBTXR3 for the treatment of locally advanced head and neck cancers that are not eligible for platinum-based chemotherapy. Fast Track designation is a process designed to facilitate the development of and accelerate the review of treatments for serious conditions that have the potential to address unmet medical needs.
Phase 1 (“Study 102”) Dose-Escalation/Dose-Expansion Trial
We conducted a Phase 1, dose escalation and dose expansion clinical trial of NBTXR3 activated by intensity-modulated radiation therapy in patients with locally advanced head and neck cancer (LA-HNSCC) (patients with squamous cell carcinoma of the oral cavity or oropharynx) who are ineligible for cisplatin or intolerant to cetuximab. The primary endpoint of dose escalation was to evaluate the safety of NBTXR3 and determine the recommended Phase 2 dose (RP2D) of RT-activated NBTXR3. The primary endpoints of dose expansion were to confirm that the recommended dose is safe and to obtain preliminary evidence of efficacy by observing the objective response rate and complete response rate of the NBTXR3-injected lesion by imaging according to RECIST 1.1.
The secondary endpoints of both parts were to evaluate the safety and tolerability of NBTXR3, to evaluate the overall response rate and the complete response rate (based on the RECIST 1.1) of injected (target) and non-injected lesions (non-target), to evaluate the local progression and PFS, assess the feasibility of local administration by intratumoral injection of NBTXR3, and characterize the body kinetics of NBTXR3 administered by intratumoral injection. Overall Survival was also planned to be analyzed.
Study 102 Escalation Part
In the escalation part of the study, the administered dosage of NBTXR3, calculated as percentage (%) of tumor volume was escalated (5%, 10%, 15% and 22%), with 19 patients in total receiving an injection of NBTXR3, followed by intensity-modulated radiation therapy (70 Gy in total, or 2 Gy per day, five days a week for seven weeks), in accordance with standard medical practice, commencing one to five days after NBTXR3 injection.
In each patient, the primary tumor was injected with NBTXR3, while involved lymph nodes were not injected. The NBTXR3-injected lesions and the non-injected lesions were treated with the same dose of intensity-modulated radiation therapy (IMRT).
The following graphic depicts shrinkage of the tumor in a patient in the trial over time following treatment. The tumor continued to shrink after the end of treatment, with the patient achieving a complete response at seven months.

Nine out of the 16 (56%), evaluable patients who received the intended dose of NBTXR3 and radiotherapy had achieved a complete response of the injected lesion, according to the RECIST 1.1., as assessed by the investigator. Overall complete response (including non-injected lesions) was observed in 5 of the 16 patients (31%), and objective response was observed, as per Investigator’s assessment, in 11 of the 16 patients (68%). Of the 7 patients who received the two highest doses of NBTXR3 plus radiotherapy and were alive at the 12-month cut-off date, 5 patients were still alive at 24 months following treatment. Of the 13 evaluable patients receiving the highest dose levels , 9 patients (69%), achieved a complete response of the injected lesion.
Preliminary efficacy and safety results showed that NBTXR3 was well tolerated and the recommended dose was established as equivalent to 22% of tumor volume. Preliminary results included no observed serious side effects or serious adverse events related to NBTXR3, and feasibility of injection at all dose levels with no leakage to surrounding healthy tissues.
Study 102 Expansion Part
The expansion part of Study 102 was completed in February 2023 and the final safety and efficacy results were presented at the 65th Annual Meeting of the American Society for Radiation Oncology (ASTRO) in October 2023. A total of 56 patients were treated with the recommended dose of 22% of tumor volume established in the escalation part.
The main characteristics of the population at study entry were: advanced age (61% aged ≥ 70) and a high burden of comorbidity as measured by the age-adjusted Charlson Comorbidity Index (ACCI) as 67% had ACCI scores of ≥47. The main tumor characteristics were: oral cavity tumor location (which is associated with poorer outcomes) in 45% of patients and oropharyngeal cancer with positive HPV-16 status (which is considered a positive prognostic factor in this cancer) in only 26% of patients.
The median duration of follow up was 18.2 months.
Safety results
All 56 patients treated received at least 90% of the planned injected volume of NBTXR3 and 89% completed IMRT. Grade ≥ 3 treatment-emergent adverse events (TEAEs) related to NBTXR3 or the injection procedure represented 1.3% of all TEAEs. Five patients discontinued IMRT due to TEAEs of which one, sepsis, was possibly related to RT and NBTXR3. 10 deaths occurred within 180 days of enrollment, of which 1 death (sepsis) was possibly related to RT and NBTXR3. 80% of these patients (8/10) entered the study with a high burden of comorbidity (ACCI ≥ 4). All together, these data indicated that injection of NBTXR3 followed by RT activation was feasible and well tolerated in elderly patients with LA-HNSCC.

Treatment-emergent adverse events
7 ACCI ≥ 4 is correlated with lower OS in LA-HNSCC (Zumsteg et al. Cancer vol. 123,8 (2017)) and reported in ~20-30% of patients with LA-HNSCC in literature (Göllnitz, Irene et al. Cancer medicine vol. 5,11 (2016)).

Efficacy results
Of the 56 patients treated, 44 patients were evaluable for objective tumor response (“Evaluable population”).
The Evaluable population underwent at least one post-treatment assessment and received at least 80% of the planned dose of NBTXR3 plus at least 60 Gy of IMRT. Twelve patients were non-evaluable: 4 because they did not receive 60 Gy of IMRT and 8 because they didn’t undergo post treatment assessment. Of note, among those 8 patients, an objective response was reported in 6 patients, based on the radiological assessment performed during the treatment period (50 Gy).
Response was measured in the NBTXR3-injected lesion alone (“injected lesion”) as per RECIST 1.1, and in the NBTXR3-injected and non-injected lesions together (“all lesions”). In the injected lesions, data showed an overall response rate (ORR) of 81.8% (36/44) with a complete response rate (CRR) of 63.6% (28/44). In all lesions, data showed an overall response rate of 79.5% (35/44) with a complete response rate of 52.3% (23/44).
Importantly, the median duration of response in NBTXR3-injected lesions was not reached by the end of the study, compared to a median duration of response of 12.4 months in all lesions, suggesting durable antitumor activity from RT-activated NBTXR3. Interestingly, it has been demonstrated that usually, in patients treated with standard of care regimens such as chemoradiation, that regional recurrence occurred at the sites of gross disease most often and regional nodal failure are isolated cases8. This is the opposite pattern of failure compared to what was seen in Study 102. This change in the pattern of recurrence we observed may be driven by the presence and effect of NBTXR3 in the injected tumor as both injected and non-injected lesions (i.e., involved lymph nodes) are treated with the same dose of radiotherapy.

Waterfall Plot of Patient’s Best Overall Response Based on Investigator Assessment
Measurement of tumor change as per RECIST 1.1 (n=44)
8 Leeman et al. Jama Oncology 2017

At the final readout, an independent review committee determined a median Progression-Free Survival (mPFS) of 16.9 months in the Evaluable population. Median Overall Survival (mOS) in the Evaluable population was 23.1 months.
In the All treated population, mPFS (11.4 months) and mOS (18.1 months) were prolonged compared with historical data (PFS ~9 months; OS ~12 months9) despite the negative prognostic factors (aged ≥ 70, ACCI ≥ 4, oropharyngeal cancer with negative HPV-16 status, and oral cavity tumor) observed in this population.
The difference between the PFS and OS observed in the All treated population compared with the Evaluable population may be driven by the high ACCI score in the non-evaluable population (of the 12 patients non-evaluable for objective tumor response, 9 had severe comorbidities (ACCI ≥ 4)).
Kaplan Meier Curve of Progression-Free Survival (PFS) Based on an Independent Central Review
Measurement as per RECIST 1.1 (n=44)
Kaplan Meier Curve of Overall Survival (OS) (n=44)
9 Historical OS based on: Moye et al. Oncologist (2015). Historical PFS based on: Moye et al. Oncologist (2015); Amini A, et al. Cancer (2016); and Shia et al. Cancers (2020).

Lung cancer (Janssen and MD Anderson acting as sponsors of these trials)
Background and opportunity
According to the World Health Organization, lung cancer is currently the most common cause of cancer death in the world and is estimated to have caused over 1.8 million deaths in 2022. It also estimates that 2.2 million new cases of lung cancer have been diagnosed worldwide. The American Cancer Society estimates that non-small cell lung cancer (NSCLC) is the most common type of lung cancer, accounting for 80-85% of all lung cancer diagnoses and established the five-year relative survival rate for NSCLC at all stages at 28%.
Phase 2 Trial - Janssen
As part of the license and collaboration agreement announced on July 10, 2023, Janssen Pharmaceutica NV, a Johnson & Johnson company, will be fully responsible for an initial Phase 2 study evaluating NBTXR3 for patients with stage III lung cancer.
Phase 1 Trial - MD Anderson (“Study 2020-0123”)
This trial is an open-label, two-cohort, prospective Phase 1 study of reirradiation in patients with inoperable locoregional recurrent NSCLC. This study is testing if patients with NSCLC can be treated with radiation a second time, which is generally not done due to the difficulties of using radiotherapy more than once. Patients are treated with a lower than normal dose of radiation along with NBTXR3.
The trial consists of two parts: (i) a radiation therapy safety lead-in, and RT-activated NBTXR3 therapy dose-escalation to determine the RP2D, and (ii) dose-expansion at RP2D with toxicity monitoring.
The patient population includes adults (age ≥ 18) with inoperable LRR NSCLC stage IA to IIIC that are radiographically non-metastatic at screening and have previously received definitive radiation therapy. The number of participants enrolled will be determined based on the maximum number required to establish the RP2D. Cohort 1 evaluates the safety of intensity-modulated radiation therapy (IMRT) monotherapy. If the radiotherapy is deemed safe, cohort 2 will test that IMRT regimen with NBTXR3. Alternatively, a lower dose regimen can be used in cohort 2.
Enrollment is ongoing and the planned enrollment period is up to three years. The dose levels to be explored are 22% and 33% of baseline gross tumor volume.

Immuno-Oncology (“I/O”) Program Trials

Background and opportunity
In recent years, significant attention has been focused on the potential of I-O treatments to treat cancer patients, and in particular, the potential use of the first checkpoint inhibitors anti-CTLA4 (ipilimumab) and anti-PD-1/L1 (such as pembrolizumab, nivolumab, durvalumab, or atezolizumab). Checkpoint inhibitors are a type of immunotherapy that function to block proteins that stop the immune system from attacking cancer cells. In doing so, they enable a patient’s T cells to recognize cancer cells that would otherwise be hidden from the immune system. However, many cancers, which are often referred to as “cold” tumors, exhibit little or no response to checkpoint inhibition.
Cancer immunotherapy is becoming a major treatment paradigm for a variety of cancers. Although immunotherapy, especially the use of immune checkpoint inhibitors, has achieved clinical success, most cancer patients are resistance to I-O treatments. In fact, published scientific data shows that only 15%-20% of non-small cell lung cancer patients and 13%-22% of head and neck squamous cell carcinoma patients respond to immune checkpoint inhibitors10.
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

Outlook of Best Percentage Change in HNSCC Trials
(Literature Data)

PD-1 Non-Responders (“NR”) Trials

PD-1 Naïve Trials
10 Burtness B, Harrington KJ, Greil R, Soulières D, Tahara M, de Castro G, Jr., et al. Pembrolizumab alone or with chemotherapy versus cetuximab with chemotherapy for recurrent or metastatic squamous cell carcinoma of the head and neck (KEYNOTE-048): a randomised, open-label, phase 3 study. The Lancet. 2019;394(10212):1915-28.; Ferris RL, Blumenschein G, Fayette J, Guigay J, Colevas AD, Licitra L, et al. Nivolumab for Recurrent Squamous-Cell Carcinoma of the Head and Neck. New England Journal of Medicine. 2016;375(19):1856-67.; and Garon EB, Hellmann MD, Rizvi NA, Carcereny E, Leighl NB, Ahn MJ, et al. Five-Year Overall Survival for Patients With Advanced Non‒Small-Cell Lung Cancer Treated With Pembrolizumab: Results From the Phase I KEYNOTE-001 Study. J Clin Oncol. 2019;37(28):2518-27.

This foregoing historical data survey is presented solely to illustrate the current market opportunity arising from existing application of available I-O treatments—in combination or alone—for head and neck cancer patients that are either naïve or not responsive to I-O therapy. Because of the unique design of such studies applied to specific patient populations, no comparison with any of our clinical trials is possible and none should be inferred from this background data.
Supporting Rationale for I-O Combination Treatment Approach
We believe that RT-activated NBTXR3 followed by immune checkpoint inhibitors has the potential to improve the therapeutic response to I-O treatments by converting checkpoint inhibitor non-responders into responders, re-sensitizing patients who have previously responded to IO therapy and enhancing the response in those who supposed to benefit from the IO treatment. And this investigational treatment combination is being explored in multiple settings.
Our preclinical and early clinical trial results suggest that RT-activated NBTXR3 may stimulate an immune response, thereby rendering otherwise “cold” tumors “hot;” that is making the tumors more prone to recognition by the patient’s immune system and therefore more responsive to I-O treatments such as checkpoint inhibitors.
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
We also observed RT-activated NBTXR3 in vivo generate an abscopal effect, which is a reduction of metastatic burden outside the irradiated area. This abscopal effect depends on the increase of CD8+ T cell lymphocyte infiltrates (T lymphocytes that work to kill malignant tumor cells) in both treated and untreated tumors, induced by RT-activated NBTXR3.
In our Phase 2/3 locally advanced STS clinical trial, based on immunohistochemistry analyses, we observed that RT-activated NBTXR3 increased the density of CD8+ T cell lymphocytes and also decreased FOXP3+ (Treg) (regulatory T cells that work to suppress the immune response) compared to radiotherapy alone in the tumors, while macrophage number remained relatively constant.
In March 2021, researchers from our collaborative partner MD Anderson shared preclinical data at the American Association of Cancer Research (AACR) Virtual Special Conference on Radiation Science and Medicine. This study examined RT-activated NBTXR3 in combination with anti-PD-1 along with TIGIT and LAG3 inhibitors in an in vivo anti-PD-1 resistant mouse model. The data showed that the Combo therapy (RT-activated NBTXR3 + anti-PD-1 + anti-LAG3 + anti-TIGIT) significantly promoted the proliferative activity of CD8+ T cells, improved local and distal tumor control, and increased survival rate. The data showed that the cured mice maintained significantly higher percentages of memory CD4+ and CD8+ T cells, as well as stronger anti-tumor immune activities than control, and the cured mice from the groups treated with the Combo therapy were immune to reinjections of tumor cells.
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
Development in I-O
We are conducting, and continue to further develop, a global I-O development program to explore the use of NBTXR3 as a complement to immune checkpoint inhibitors across several solid tumor indications. Initially, we intend to leverage the data collected from our I-O Program to advance treatment for patients with R/M HNSCC that is resistant to prior immunotherapy. Study 1100, a multi-cohort Phase 1 trial of RT-activated NBTXR3 followed by an anti-PD-1 checkpoint inhibitor in patients with R/M HNSCC or with lung, liver, or soft tissue metastases from other solid tumors eligible for anti-PD-1 therapy is ongoing. In this study, patients failing a prior treatment with checkpoint inhibitors continue that treatment with additional therapy of RT-NBTXR3. Patients with no prior checkpoint inhibitor therapy are also eligible. We are also working with MD Anderson, to evaluate NBTXR3 in combination with checkpoint inhibitors (anti-PD-1, or anti-PD-L1) across several cancer indications. Two trials are currently ongoing. The first one is a Phase 2 clinical trial evaluating RT-activated NBTXR3 followed by pembrolizumab for recurrent/metastatic HNSCC patients with limited PD-L1 expression or refractory to PD-1 blockade. The second trial is a randomized Phase 1/2 trial for NBTXR3 combined with an anti-PD-1 or PD-L1 +/- RadScopal™ in patients with lung or liver metastases from any advanced solid tumors. The first patient of this Phase1/2 trial was injected in July 2023.

I-O Program— R/M HNSCC and lung, liver or soft tissue metastases from any primary tumor
Multi-Cohort Phase 1 Trial (“Study 1100”)
We initiated a Phase 1 prospective, multi-center, open-label, non-randomized clinical trial evaluating the safety and efficacy of RT-activated NBTXR3 followed by anti-PD-1 checkpoint inhibitors (nivolumab or pembrolizumab). The trial has a dose escalation part followed by dose expansion. The dose escalation part of the trial includes three patient populations:
•Patients with locoregional recurrent (LRR) or recurrent or metastatic (R/M) head and neck squamous cell carcinoma (HNSCC) amenable to irradiation of the head and neck field that are anti-PD-1 therapy naïve or non-responsive to an anti-PD-1 therapy (HNSCC Cohort),
•Lung metastases from any primary cancer eligible for anti-PD-1 therapy (“Lung Cohort”) or
•Liver metastases from any primary cancer eligible for anti-PD-1 therapy (“Liver Cohort”).
The dose expansion part of the trial has the following treatment cohorts:
•LRR or R/M HNSCC and that is resistant to a prior anti-PD-1/L1 therapy with at least one lesion located in either the head and neck region, soft tissues, lungs or liver amenable for intratumoral injection and irradiation.
•LRR or R/M HNSCC naïve to anti-PD-1/L1 therapy and eligible for an anti-PD-1 therapy with at least one lesion located in either the head and neck region, soft tissues, lungs or liver amenable for intratumoral injection and irradiation.
•Lung or liver or soft tissue metastases from any primary tumor that are resistant to a prior anti-PD-1/L1 therapy and eligible for anti-PD-1 therapy with at least one lesion located in either soft tissue, lungs or liver that could be injected intratumorally and irradiated.
The trial’s main objective is to determine the safety profile and recommended Phase 2 dose of RT-activated NBTXR3 in combination with an anti-PD-1. Secondary endpoints include efficacy evaluation. The trial is ongoing and we intend to enroll a total of approximately 145 evaluable patients in the United States.
In the study, patients could have cancer lesions located in different parts of the body. Specific lesions were selected for NBTXR3 injection and radiotherapy. Lesions that were not injected with NBTXR3 were not intended to be treated with radiotherapy unless they were located in the field of radiotherapy due to proximity to the injected lesion. Anti-PD-1 therapy was scheduled for all patients to begin after radiotherapy. Thus, in these data, there is differentiation between responses in “injected lesions” versus “overall response” with the latter being a measure of response from a patient’s total disease burden (i.e., lesions injected with NBTXR3 and irradiated and those neither injected with NBTXR3 nor irradiated).
Study 1100 Escalation Part
As of the cut-off date August 22, 2022, there were 28 patients evaluable for safety and 21 patients evaluable for early signs of efficacy: of them, 16 patients had LRR or R/M HNSCC. Ten of the 16 patients were resistant to prior anti-PD-1 treatment, 6 patients were anti-PD-1 naive. Eight patients were HPV+ (positive to Human Papilloma Virus, HPV), 7 patients were HPV- (and 1 patient had HPV status unknown).
Thirteen patients had metastatic disease; of them 9 patients were resistant to prior anti-PD-1 therapy and 4 patients were IO-naive. 46.2% (6/13) of patients with metastatic HNSCC were HPV-. 100% (6/6) of patients with HPV- metastatic HNSCC and 84.6% (11/13) of all patients with metastatic HNSCC has less than 2 metastatic sites involved.
The RP2D of RT-NBTXR3, in combination with pembrolizumab or nivolumab, was established at 33% of gross tumor volume in each of the three cohorts from the escalation part.
Safety results (n=28)
Treatment was well-tolerated, irrespective of injection site. The safety profile was consistent with that expected from patients treated with stereotactic body radiation therapy (a type of RT that uses special equipment to position the patient and precisely deliver radiation to a tumor) followed by anti-PD-1 immune checkpoint inhibitors. One patient in cohort 1 (H&N) at dose level 1 (22% of gross tumor volume) experienced two dose-limiting toxicities (DLTs). No other DLTs were observed in the study. The most prevalent adverse events observed in dose escalation were mild fatigue, constipation, dyspnea (shortness of breath) and anemia, and the occurrence and severity were similar between cohorts. No relationship between dose and the occurrence or severity of toxicity was observed in any of the three cohorts and no increase of stereotactic body RT or anti-PD-1 related toxicity was observed in patients treated at the RP2D in any cohort.
Preliminary efficacy results — Full dataset (n=21)

The full data set presented in November 2022 at the 37th Annual Meeting of the SITC suggests local control and systemic anti-cancer activity regardless of prior anti-PD-1 exposure. Objective reduction from baseline in target lesions (a number of measurable lesions selected by investigators for measurement by RECIST 1.1) was observed in 71.4% of evaluable patients (15/21) and 67.0% or 10/15 in anti-PD-1 resistant patients and 83.0% or 5/6 in anti-PD-1 naïve patients. Among this group, 42.9% (9/21) showed objective reductions greater than 30%. Out of the 15 evaluable anti-PD-1 resistant patients, 13 or 86.7% had progressive disease when entering the study. Of these progressing patients 30.8% (4/13) had a measurable reduction of at least 30% or more, 15.4% (2/13) experienced a complete reduction of the target lesions, and only 1 patient experienced an increase of over 20% in measurable target lesions. Thus, there were patients in the study who were resistant to treatment upon entry, but who responded to the RT-activated NBTXR3 followed by I-O therapy regimen and had responses in both NBTXR3 injected lesions as well as non-NBTXR3 injected lesions. Because of this and additional preclinical data, there is potentially a signal indicating that the NBTXR3 containing treatment regimen followed by I-O therapy played a role in generating responses in previously resistant patients, but these are early data that require added study to more firmly establish their meaning. The dose expansion part of the study is ongoing in the U.S.
Best change in diameter sum from baseline and time progression (in all evaluable patients, N=21)

Preliminary efficacy results — Focus on HNSCC population (LRR or R/M HNSCC) (n=16)
In June 2023, the results from the escalation part of the study were presented at ASCO 2023 with a focus on the early signals of efficacy in patients with LRR or R/M HNSCC.
Overall tumor responses were observed in 31.3% (5/16) of patients with LRR or R/M HNSCC with mean duration of response (DOR) for these 5 patients of 14.8 (SD ± 7.64) months, at the time of cut-off (4 patients were still responders at cut-off). Disease control was observed in 75.0% (12/16).
Among metastatic patients, overall tumor responses were observed in 23.1% (3/13) with mean DOR for these 3 patients of 12.1 (SD ± 5.83) months (2 were still responders at cut-off). Disease control was observed in 69.2% (9/13) patients with metastatic disease. 25.0% (4/16) patients experienced disease progression, and all had metastatic disease. All patients who progressed did so with the appearance of a new (non-treated) lesion.
Promising early signs of efficacy were observed in HNSCC patients treated with NBTXR3 activated by RT and followed by anti-PD-1, including responses in patients resistant to anti-PD-1 and with metastatic disease, of whom many were HPV- (which generally has a poorer prognosis than HPV+ disease). In this study where RT-activated NBTXR3 was used to treat a single tumor in each patient. disease control was observed in metastatic patients, highlighting the potential for NBTXR3 in this difficult to treat population.
Best Observed Response Evaluation (RECIST 1.1) by HPV Status in Patients with Metastatic HNSCC in the HNSCC Population Evaluable for Efficacy

Metastatic Head and Neck (N=13)					
		HPV + (N=7)		HPV - (N=6)		All (N=13)	
		Injected lesion/s	Overall Response	Injected lesion/s	Overall Response	Injected lesion/s	Overall Response
Best observed response	CR	2 (28.57%)	1 (14.28%)	0	1 (16.67%)	2 (15.38%)	2 (15.38%)
	PR	0	1 (14.28%)	0	0	0	1 (7.69%)
	SD	4 (57.14%)	3 (42.85%)	2 (33.33%)	3 (50%)	6 (46.15%)	6 (46.15%)
	PD	0	2 (28.57%)	0	2 (33.33%)	0	4 (30.77%)
	ORR = CR + PR [95% CI]	2 (28.57%) [0.04 - 0.71]	2 (28.57%) [0.04 - 0.71]	0	1 (16.67%) [0.00 - 0.64]	2 (15.38%) [0.02 - 0.45]	3 (23.08%) [0.05 - 0.54]
	DCR = CR + PR + SD [95% CI]	6 (85.71%) [0.42 - 0.99]	5 (71.42%) [0.29 - 0.96]	2 (33.33%) [0.04 - 0.78]	4 (66.67%) [0.22 - 0.96]	8 (61.54%) [0.32 - 0.86]	9 (69.23%) [0.39 -0.91]
	Not Reported	1 (14.28%)	0	4 (66.67%)	0	5 (38.46%)	0
Response Duration (Months)*	Mean (±SD)						12.1 (5.83)

*Duration of response (DOR) is defined as the time from CR or PR to progression of disease, withdrawal of consent, unequivocal clinical progression, or death, whichever occurs first. The presented mean DOR is only informative, in view of the number of responders (at least n=3) and the censoring rules not considered for this mean calculation.
Note: The number in each category is the number of best observed responses, which corresponds to the number of patients having the concerned response.

Overall Response Evaluation (RECIST 1.1) by Prior Anti-PD-1 Treatment in the HNSCC Population Evaluable for Efficacy

Note: The number in each category is the number of best observed responses, which corresponds to the number of patients having the concerned response.

Pancreatic cancer (MD Anderson acting as sponsor of this trial)
Background and opportunity
Pancreatic cancer is a rare, deadly disease. According to the WHO, in 2022, 510,992 patients have been diagnosed with pancreatic cancer and about 467,409 patients died of pancreatic cancer. For all stages of pancreatic cancer combined, the American Cancer Society estimated the five-year relative survival rate to be 13%.
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
Phase 1 Trial - MD Anderson (“Study 2019-1001”)
This MD Anderson led trial is an open-label, single-arm, prospective Phase 1 study consisting of two parts: (i) dose-escalation to determine the RP2D and (ii) expansion at RP2D. The objectives of the study are the determination of the incidence of dose-limiting toxicity, the maximum tolerated dose and determination of an RP2D.
The patient population includes adults (age ≥ 18 years) with BRPC or LAPC that are radiographically non-metastatic at screening, having received between two to six months of chemotherapy prior to trial enrollment and that have not previously received radiation therapy or surgery for pancreatic cancer. In the dose-finding part, one patient was injected at the dose level one (33% of gross tumor volume) and nine patients at dose level two (42% of gross tumor volume). Up to 12 additional patients will be injected at the RP2D in the expansion part.
In the first quarter of 2022, researchers from MD Anderson published a peer-reviewed clinical case study reporting preliminary data on the first-in-human administration of NBTXR3 for the treatment of pancreatic cancer not eligible for surgery, demonstrating feasibility and no dose-limiting toxicity. At the end of the dose escalation phase in the fourth quarter of 2022, the RP2D for NBTXR3 in pancreatic cancer was determined to be 42% of the gross tumor volume. The ongoing dose expansion phase is currently enrolling patients with borderline resectable disease in addition to patients with unresectable disease.
In September 2023, preliminary data were presented at the Special Meeting on Pancreatic Cancer of the American Association for Cancer Research (AACR). NBTXR3 was administered prior to radiotherapy via an endoscopic ultrasound (EUS)-guided intratumoral injection. All patients received low-dose intensity-modulated radiation (IMRT; 45 Gy) in 15 fractions, and were followed up to one year. Importantly, all patients in the study had previously received a four-month course of chemotherapy and showed no radiographic evidence of metastases at screening. The first patient at dose level one and subsequent 14 patients at dose level two had no injection complications. One patient at dose level two had one dose-limiting toxicity related to radiotherapy (Grade 3 elevated liver function).
As of the data cut-off, 13 patients were evaluable for efficacy. Eleven patients had stable disease (SD), one had progressive disease in the injected lesion, and one had a pathological complete response after surgery. Taken together, these results represent a 92% local disease control rate (12/13) and a median Overall Survival of 21 months in evaluable patients. Notably, the patient who achieved pathological complete response entered the study with an unresectable tumor.
Updated results were presented at the 2023 Annual Congress of the European Society for Medical Oncology (ESMO). The data showed a 23 months median Overall Survival (mOS) observed in the 15 patients treated with cytotoxic chemotherapy followed by RT-activated NBTXR3. Interestingly, a review of a historical control dataset from the same center as this Phase 1 (a MD Anderson cancer center) in 243 patients with LAPC showed an mOS of 19.2 months in 144 patients who received cytotoxic chemotherapy followed by radiotherapy with or without concurrent or maintenance chemotherapy (80% received radiotherapy with concurrent chemotherapy). In addition, the preliminary data presented at the ESMO congress showed a normalization of the biomarker CA19-9, a surrogate indicator for longer survival, in 42% of patients who had elevated levels at diagnosis (n=12). Comparatively, the previously mentioned historical data have showed a normalization of CA19-9 in approximately 17% of patients treated with the standard of care who had elevated CA19-9 levels at diagnosis (n=183).
Kaplan Meier Curve of the Overall Survival (n=15)

Median OS 23 months
Surviving
1.0
0.8
0.6
0.4
0.2
0
10
15
20
25
30
35
Time (months)

The dose-finding part of the study is complete, with achieved primary objective, establishing the RP2D at 42% of gross tumor volume and suggesting tolerable safety and promising early signs of anti-tumor efficacy. The expansion part remains ongoing.

Esophageal cancer (MD Anderson acting as sponsor of this trial)
Background and opportunity
Esophageal cancer is a familiar malignancy with high incidence and mortality, and the overall prognosis is poor. The numbers of cases of and deaths from esophageal cancer have risen rapidly in recent decades. The WHO estimates that, in 2022, 511,054 new esophageal cancer cases have been diagnosed and that this disease has caused 445,391 deaths. The five-year relative survival rate for esophageal cancer at all stages is 22% according to the American Cancer Society.
Phase 1 Trial - MD Anderson (“Study 2020-0122”)
This trial is an open-label, single-arm, prospective Phase 1 study consisting of two parts: (i) does-escalation to determine the RP2D of RT-activated NBTXR3 with concurrent chemotherapy, and (ii) expansion at RP2D with toxicity monitoring.
The patient population includes adults (age > 18 years) with stage II-III adenocarcinoma of the esophagus that are treatment naïve and radiographically non-metastatic at screening. The number of participants enrolled will be determined based on the maximum number required to establish the RP2D. Up to 24 subjects will be enrolled, including a maximum of 12 subjects for the dose-finding part. 12 additional subjects will be enrolled for the RP2D expansion.
The first patient was dosed in this trial in January 2021 and enrollment is ongoing. The objectives of the study are the determination of dose-limiting toxicity, the maximum tolerated dose and RP2D.

Liver cancers
Background and opportunity
According to the World Health Organization, liver cancer is the third most common cause of cancer death in the world and is estimated to have caused over 758,725 deaths in 2022. In the same year, it estimated that 866,136 people have been diagnosed with liver cancer. The American Cancer Society estimated that the five-year survival rate for patients with localized liver cancer is approximately 37%; once the cancer has spread to other organs or tissues, this survival rate drops to approximately 4%.
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
Phase 1/2 trial (“Study 103”)
We completed Phase 1 of a Phase 1/2 clinical trial to evaluate the use of NBTXR3 activated by SBRT in liver cancers. The Phase 1 dose escalation part of the study was conducted at six sites in the EU. For this part of the trial we recruited 23 patients, divided in two subgroups: patients with primary liver cancer (HCC) and patients with secondary liver cancer (liver metastases).
The endpoint of the Phase 1 part of the trial was to determine the safety profile, the recommended dose of NBTXR3 and to assess early signs of anti-tumor activity. In this portion of the trial, patients received a single intratumoral injection of NBTXR3, at increasing dose levels, in each case activated by SBRT.
Final data with respect to the Phase 1 part of Study 103 was presented in October 2020 at the annual meeting of the American Society for Radiation Oncology (ASTRO) and in January 2021 at the annual meeting of the Gastrointestinal Cancers Symposium (ASCO-GI).
Results from the Phase 1 part of Study 103 showed feasibility of injection at each of the five tested dose levels (10%, 15%, 22%, 33% and 42%) with no leakage to surrounding healthy tissues. One SAE of bile duct stenosis was deemed to be related to NBTXR3 and no dose-limiting toxicities were observed. The RP2D was been set at 42%. In 11 patients evaluable for efficacy, early data showed a target lesion objective response rate of 91% in evaluable HCC patients and a target lesion objective response rate of 71% in evaluable patients with liver metastasis. For HCC patients, preliminary results showed that out of 11 evaluable patients, 10 responded at least partially and 5 of the 11 patients (45.5%) reached complete response. Out of the 7 patients evaluated for efficacy in the metastatic setting, 5 patients presented a partial response and 2 patients presented stable disease.
We believe these results suggest meaningful potential to address an unmet medical need in an indication with typically an extremely poor prognosis. Although this data is preliminary, it further supports the potential for NBTXR3 to be helpful for patients across multiple solid tumor indications.

Locally advanced soft tissue sarcoma
Background and opportunity
Soft tissue sarcomas (STS) are rare cancers that develop in different types of soft tissues, including muscles, joint structures, fat, nerves and blood vessels. Although STS can develop at any anatomic site, it occurs in the extremities (arms and legs) in approximately 60% of cases. The American Cancer Society estimates that in 2024 in the United States, approximately 13,590 patients will be diagnosed with STS, and approximately 5,200 STS patients are expected to die from this cancer. The five-year survival rate for STS patients is estimated at 65%. Median overall survival for patients with advanced, metastatic STS is estimated to be 18–19 months. Radiotherapy followed by surgery is part of the typical treatment regimen for patients with non-metastatic advanced, resectable STS of the extremities in Europe.
Achieving local control of the tumor is critical to improving survival rates and reducing the need for limb amputations. Patients with locally advanced STS are high-risk patients and have few therapeutic options capable of achieving local control. Consequently, innovative treatments to improve cancer cell destruction and the feasibility of surgical resection are needed. RT-activated NBTXR3 is designed to enhance the efficacy of radiation by destroying more tumor cells and thus rendering the tumor more susceptible to surgical resection, thereby improving patient outcomes.
Clinical Development
Following the positive results of our Phase 1 trial, we commenced a Phase 2/3 trial for EU registration (Study 301), which we also refer to as the Act.In.Sarc trial, to measure the anti-tumor activity of preoperative NBTXR3 activated by radiotherapy, as compared to radiotherapy alone, in patients with locally advanced STS. The Act.In.Sarc trial was conducted at more than 30 sites worldwide, including 23 sites in Europe and seven sites in the Asia-Pacific region.
The primary endpoint of the Phase 2/3 trial was an increase in the pathological complete response rate (defined as less than 5% of residual viable cancer cells in the tumor) of intratumoral injection of NBTXR3 activated by external beam radiation therapy (EBRT), as compared against EBRT alone. The secondary endpoints were to evaluate the safety profile of RT-activated NBTXR3 and compare the rate of tumor surgery with R0 margins (meaning no remaining cancer cells could be seen microscopically within a widely accepted margin after resection), the percentage of tumor necrosis/infarction, limb amputation rates and tumor response as measured by RECIST 1.1.

The trial achieved its primary endpoint, with 16.1% of patients in the NBTXR3 arm having a pathological complete response compared to 7.9% of patients in the control arm. The difference was statistically significant, with a p-value of 0.0448.
In addition, in the subgroup of patients with a higher histology grade (i.e., a more aggressive disease), which represented the majority of patients in the trial, pathological complete response was achieved in four times as many patients in the NBTXR3 arm (17.1%) compared to patients in the control arm (3.9%).
Patients in the NBTXR3 arm were more likely to have a pathological response (not limited to a complete pathological response). The proportion of patients with pathological “nearly” complete response (defined as less than 7% of residual viable cancer cells in the tumor) and pathological response with 10% or less of residual viable cancer cells were 24.7% and 34.6%, respectively, in patients in the NBTXR3 arm as compared to 14.8% and 19.8%, respectively, in patients in the control arm.
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
Long-term follow up data for patients enrolled in the Act.In.Sarc Study reinforced the favorable benefit-risk ratio of NBTXR3 plus RT in patients suffering from locally advanced STS of the extremity or trunk wall. This long-term evaluation showed that NBTXR3 did not negatively affect safety or health related quality of life (HRQoL). During the follow-up period, post-treatment SAEs (regardless of relationship) occurred in 13.5% of the patients in the NBTXR3 arm, compared to 24.4% of patients in the control arm. During the follow-up period, there was an improvement in scores across several instruments used for measuring health-related quality of life.

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
As the Nanoprimer is a combination product candidate that does not alter or modify the therapeutic it is paired with, we expect that Curadigm will continue to seek partnerships across drug classes-particularly with nucleic acid-based therapies. To support the development of its platform, Curadigm may pursue various funding opportunities, including, without limitation, partnership and collaboration arrangements, and/or licensing opportunities.

The Oocuity Platform
Nanobiotix continues to progress work on its neurobiology platform, in which the use of nanoparticles of different materials is being explored for the treatment of certain neurological diseases. The research is based on the principle that nanoparticle materials can interact with and influence neuronal networks via their electrical properties. Thus, nanoparticles may be able to modulate malfunctioning neuronal networks, bringing the neuronal activity towards a

“normal” state. In particular, the reduction of neuronal hyperexcitability associated with neuropathic pain is being investigated in in vitro studies and in mouse models with a number of nanoparticle candidates.

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
In November 2017, we opened a facility to expand our manufacturing capabilities, increase production capacity of NBTXR3 for our clinical trial needs and prepare for potential commercialization. This facility is located in the Villejuif BioPark, a scientific research and innovation center just outside of Paris, France. We expect that the facility will increase its production capacity as soon as 2024 with the aim to produce NBTXR3 for our ongoing clinical trials and our initial commercial phase. in addition and based on the exclusive license agreement executed with Janssen Pharmaceutica NV, , this latter may also become a manufacturer of NBTXR3 for contributing to their further expected ongoing clinical trials, and afterwards including commercial phase.
Commercialization
In April 2019, we completed the regulatory process for the CE mark of NBTXR3 for soft tissue sarcoma. We have not developed commercial infrastructure in either the United States or the EU. Furthermore, in July 2023 we entered into the Janssen Agreement which includes the exclusive right for Janssen to commercialize NBTXR3,
Competition
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
Approximately 60% of all cancer patients undergo radiotherapy at some point during their course of treatment11. Current research in radiotherapy focuses primarily on (1) methods to increase sensitivity of tumors to radiation and (2) methods to protect healthy tissues from radiation. In addition, many researchers believe that radiotherapy can enhance the body’s immune response, thereby making a previously unsusceptible tumor susceptible to treatment.
Companies that are developing treatments to increase sensitivities of tumors to radiation and other sources of energy include, but are not limited to, MagForce AG, Merck & Co., NH TherAguix, Nanospectra Biosciences, Inc., RiMO Therapeutics and Coordination Pharmaceuticals, Inc. Like us, these companies are pursuing various technologies that involve the delivery of a substance to a tumor that works to destroy the tumor cells without causing additional damage to surrounding healthy tissues. Any product candidates that we or they develop and commercialize may compete with existing therapies, as well as new therapies that may become available in the future, including therapies with a mode of action similar to that of NBTXR3.
Many of our competitors, either alone or with their collaboration partners, may have significantly greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing, and marketing than we do, allowing for example faster development or commercialization of their product candidates when compared to our expectations. Future collaborations and mergers and acquisitions may result in further resource concentration among a smaller number of competitors. These competitors also compete with us in recruiting and retaining qualified research and development and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with more established companies.
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
Intellectual Property
11 Morris ZS, Harari PM. Interaction of radiation therapy with molecular targeted agents. J Clin Oncol. 2014 Sep 10;32(26):2886-93. doi: 10.1200/JCO.2014.55.1366. Epub 2014 Aug 11. PMID: 25113770; PMCID: PMC4152717.
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
To achieve this objective, we maintain a strategic focus on identifying and licensing key patents that provide protection and serve as an optimal platform to enhance our intellectual property and technology base. Our technologies and product candidates are protected by more than 500 issued or pending patents and patent applications in over 25 patent families across the world. We hold key patents and patent applications with respect to the concepts, products and uses of nanoparticles activated by ionizing radiation through NBTXR3 technology and for new applications in nanomedicine.
Summarized below are our material patents and patent applications in our own name:

Technology	Number of patent families	Expiration date for each patent family	Countries in which patents are issued
NanoXray Technology (1)	12	2025	United States (divisional (2))
		2031	United States (parent (2))
†		2029
Australia, Brazil, Canada, China, Algeria, Eurasia (9 countries), Europe (parent + divisional, 34 countries), Indonesia, Israel, India, Japan, South Korea, Morocco, Mexico, New Zealand, South Africa, Macau, Hong Kong, Singapore **

		2031	United States **
		2030	Canada, China, Europe (6 countries and 5 countries in divisional), Israel, India, Japan, Mexico, United States (parent + divisional), Hong Kong **
		2032	Europe (6 countries), Japan
		2035	United States
		2032	Australia, Canada, China, Eurasia (1 country), Europe (10 countries), Israel, India, Japan, South Korea, Mexico, New Zealand, Singapore, Ukraine, South Africa **
		2035	United States
††		2034
Australia, Canada, China, Europe (36 countries), Indonesia, Japan, Mexico, New Zealand (parent + divisional), Israel, Ukraine, United States (parent + divisional), Eurasia (1 country), Hong Kong, South Africa, Singapore, South Korea (parent + divisional) **

		2034	Canada, China, Europe (9 countries), India, Israel, Japan, Mexico, Singapore, Hong Kong, South Korea **
		2034	Japan, United States, Europe (validated in 7 countries)
		2034	United States, Japan **
†††		2036	Indonesia, Israel, Australia (parent and divisional), United States, Ukraine, Eurasia (3 countries), New Zealand **
		2041	**
		2041	**

Technology	Number of patent families	Expiration date for each patent family	Countries in which patents are issued
Other technologies	13	2034 2035	Australia, Canada, Eurasia (1 country), Israel, India, Indonesia, Mexico, South Korea, Japan, New Zealand, Ukraine, United States (divisional), Singapore, South Africa, **, # United states (parent) #
		2035 2036	Europe (23 countries), Japan, United States (parent), # United States (divisional),#
		2035	Japan, Europe (validated in 23 countries), United States (parent), **, #
		2035	Japan, United States (parent and divisional), **, #
		2035	Australia, Canada, India, Japan, Mexico, New Zealand, Ukraine, United States, Singapore, Israel, **, #
		2037	Eurasia (countries to be validated), Israel, India,New Zealand, United States (parent and divisional), Mexico, **
		2037 2038	Mexico, Singapore ** United States
		2037 2038	Indonesia, Israel, Mexico, Singapore, ** United States,
		2038 2039	Mexico, Russia, South Africa, ** United States,
		2037 2038	United States Mexico, Russia,South Africa, **
		2043	**
		2041	**
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
(2)    “parent” and “divisional” refer to parent and divisional patents filed in a given country. A divisional (or daughter) application from any application may be filed with respect to the parent. The same text is used as in the parent application, but the claims differ. A divisional application may be filed to obtain a broader or different protection than what was obtained for the parent. The effective filing date of the divisional application is the same as the parent application.
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
Our main licensing relationships

Janssen Agreement and Asia Licensing Agreement
In July 2023, we entered into the Janssen Agreement, a worldwide agreement for the co-development and commercialization of NBTXR3, excluding the Asia Licensing Territory. In December 2023, the exclusive rights to develop and commercialize NBTXR3 in the Asia Licensing Territory were assigned by LianBio to Janssen, in accordance with the terms of the Asia Licensing Agreement. Accordingly, (i) pursuant to the terms of the Janssen Agreement, Janssen has been granted worldwide development and commercialization rights for NBTXR3, excluding the Asia Licensing Territory, and (ii) following the assignment of the Asia Licensing Agreement to Janssen from LianBio only from the period from December 22, 2023 thereafter, Janssen will hold the development and commercialization rights provided for under the Asia Licensing Agreement for NBTXR3 in the Asia Licensing Territory.
Janssen Agreement
Under the Janssen Agreement, the Company granted Janssen an exclusive royalty-bearing license for the development, manufacturing, commercialization and other exploitation of the investigational, potential first-in-class radioenhancer NBTXR3 and any product that contains NBTXR3 as an active ingredient. The Janssen Agreement covers all uses of NBTXR3, including diagnostic, prophylactic and therapeutic uses, on a worldwide basis, excluding Asia Licensing Territory (the “Janssen Agreement Territory”). Subject to certain conditions, the Janssen Agreement grants Janssen the right to grant sublicenses to its affiliates and/or third-parties through multiple tiers.

Governance; Joint Strategy Committee

Pursuant to the Janssen Agreement, the parties established a joint strategy committee (the “JSC”), which serves as a forum for communications between the parties with respect to the development, manufacturing and commercialization strategy for NBTXR3. The JSC includes an equal number of employee representatives of each party, each of whom shall have sufficient seniority to make decisions specifically identified in the Janssen Agreement as falling within the scope of the JSC’s responsibility (the “JSC Matters”). Such decisions shall be made by unanimous vote, with each party’s representatives on the JSC collectively having one vote. In the event of a lack of consensus, either party may refer the JSC Matter to executive officers for resolution. If such executive officers cannot reach a consensus on the JSC Matter within a set timeframe, Janssen shall have the final decision-making authority on such JSC Matter.

Exploitation of NBTXR3 and Products Containing NBTXR3

Within the Janssen Agreement Territory, Janssen has the sole and exclusive right to develop, manufacture, commercialize and otherwise exploit NBTXR3 and products containing NBTXR3 as an active ingredient, except that (a) the Company may conduct its ongoing studies, including its ongoing pivotal head and neck study, ongoing studies pursuant to the MD Anderson Agreement, and other ongoing studies that commenced prior to the date of the Janssen Agreement, as well as certain new proof-of-concept or pivotal studies; and (b) the Company may manufacture NBTXR3 or the NBTXR3 active pharmaceutical ingredient in the Janssen Agreement Territory, as described below. In light of the foregoing, Janssen has sole-decision making authority over all matters, other than those specifically designated in the Janssen Agreement.

Janssen may, in its discretion, conduct any clinical study of a product containing NBTXR3 in the Janssen Agreement Territory and will update the JSC periodically regarding its plans for and the status of such clinical studies.

In support of Janssen’s rights, subject to certain exceptions, the Company will provide Janssen with access to all identified licensed technology, use diligent efforts to provide Janssen with technical assistance to support its development efforts, and transfer to Janssen the identified licensed technology and other information in the Company’s possession or control as requested by Janssen.

The Company will retain and maintain the INDs in respect of, and act as study sponsor for, the Company’s ongoing head and neck study, subject to Janssen’s right to assume responsibility for the study at any time. Janssen may also request, at any time, to perform activities in support of the ongoing head and neck study in coordination with the Company. With respect to the studies being conducted pursuant to the MD Anderson Agreement and other ongoing studies, MD Anderson or the Company, as applicable, will continue to conduct such studies at their sole cost and expense or as otherwise provided in the MD Anderson Agreement.

The Company may, from time to time, propose to the JSC new “proof-of-concept” clinical studies for the Company to conduct. Janssen may object to the commencement of any new Company-conducted study or the continued conduct of any ongoing Company-conducted studies, including any ongoing MD Anderson study, or to any proposed proof-of-concept study or pivotal study.

Save for certain permitted subcontractor engagements, the Company will not, without Janssen’s prior consent, (i) enter into any agreements with any contract research organization or other third party to conduct any activities in connection with an ongoing or new Company-conducted study or (ii) otherwise engage any third-party subcontractor to conduct its activities under the Janssen Agreement.

In addition to certain audit rights with respect to sites at which Company-conducted studies are conducted, the Company will provide Janssen, on a rolling basis, all data and results from each new or ongoing Company-conducted study as well as all data provided to the Company following completion of such studies. Such data and results will be licensed know-how rights under the Janssen Agreement. Janssen’s consent is required for any data publication by the Company. Moreover, the Company and its affiliates have no right to seek, nor any right to require Janssen to seek, marketing approval or a label extension for any product with NBTXR3 as an active ingredient based on data from any new or ongoing Company-conducted study.

Janssen has sole and exclusive authority over all regulatory matters with respect to NBTXR3 and products containing NBTXR3 as an active ingredient in the Janssen Agreement Territory and upon Janssen’s request, the Company will assign to Janssen all right, title and interest in, to and under all regulatory documentation. Upon Janssen’s request, the Company will provide regulatory assistance.

Janssen has sole and exclusive authority with respect to manufacturing of NBTXR3 and products containing NBTXR3 as an active ingredient in the Janssen Agreement Territory, save for permitted manufacturing activities by the Company in the Janssen Agreement Territory to fulfill the Company’s clinical and commercial supply obligations to Janssen, to conduct the new and ongoing Company-conducted clinical studies, and in respect of development and commercialization outside of the Janssen Agreement Territory.

For a period following the effectiveness of the Janssen Agreement and on terms to be set forth in one or more separate supply agreements, the Company shall manufacture and supply NBTXR3 or the NBTXR3 active pharmaceutical ingredient, including any manufacturing improvements, to Janssen.

Pursuant to the Janssen Agreement, upon Janssen’s request, the parties will also negotiate a clinical supply agreement for the supply of NBTXR3, the NBTXR3 active pharmaceutical ingredient, or both, by the Company to Janssen for commercialization purposes.

The Company has undertaken to ensure compliance with all applicable laws, including good manufacturing practices, in connection with manufacturing activities, and has granted Janssen audit rights with respect to facilities and systems used in connection with manufacturing.

Janssen may, itself or through its affiliates or third party contractors, manufacture NBTXR3 and or the NBTXR3 active pharmaceutical ingredient. Janssen may satisfy all of its supply requirements at any time from any such alternative supply sources rather than from the Company. Upon Janssen’s request in connection with such an assumption of manufacturing, the Company will conduct a technology transfer to Janssen or its designee of the manufacturing processes.

Exploitation outside the Janssen Territory
In December 2023, the exclusive rights to develop and commercialize NBTXR3 in the Asia Licensing Territory were assigned by LianBio to Janssen. Accordingly, (i) pursuant to the terms of the Janssen Agreement, Janssen has been granted worldwide development and commercialization rights for NBTXR3, excluding the Asia Licensing Territory, and (ii) following the assignment of the Asia Licensing Agreement to Janssen from LianBio only for the period from December 22, 2023 thereafter, Janssen will hold the development and commercialization rights provided for under the Asia Licensing Agreement for NBTXR3 in the Asia Licensing Territory.
Financial Terms

As consideration for entering into the Janssen Agreement, the Company received a non-refundable upfront payment from Janssen of $30.0 million in August 2023.

The Company is eligible for success-based payments of up to $1.8 billion in the aggregate, relating to potential development, regulatory, and sales milestones. The Janssen Agreement also includes a framework for additional success-based potential development and regulatory milestone payments of up to $650 million, in the aggregate, across five new indications that may be developed by Janssen at its sole discretion, and of up to $220 million, in the aggregate, per indication that may be developed by the Company in alignment with Janssen. As of December 31, 2023, the Company achieved operational requirements in NANORAY-312, resulting in an initial $20 million milestone payment from Janssen expected to be effective in early May 2024.

Following commercialization, the Company is eligible to receive tiered double-digit royalties on net sales of NBTXR3 in the Janssen Agreement Territory, subject to downward adjustment based on customary country-by-country competition- and intellectual property-related triggers.

Royalties will be payable on a product-by-product and country-by-country basis until the latest of (i) the expiration of the last royalty-bearing claim with respect to such Licensed Product in such country, (ii) the expiration of regulatory exclusivity for such Licensed Product in such country, or (iii) the twelve-year anniversary following the first commercial sale of the Licensed Product in such country. Upon the expiration of the royalty term with respect to a Licensed Product in a given country, Janssen shall be granted a fully-paid up, royalty-free, perpetual and irrevocable in such country.

License Grants

The Company grants, on behalf of itself and its affiliates, to Janssen, an exclusive (even as to the Company and its affiliates), royalty-bearing license, with the right to sublicense through multiple tiers, under the licensed intellectual property, to exploit NBTXR3 and products containing NBTXR3 as an active ingredient in the Janssen Agreement Territory. Janssen in turn grants to the Company several non-exclusive sub-licenses, including non-sublicensable and non-transferable sub-licenses under the licensed intellectual property to perform the new and ongoing Company-conducted studies, and to fulfil the Company’s manufacturing obligations under the Janssen Agreement and in respect of development and commercialization outside of the Janssen Agreement Territory.
Intellectual Property
The Company and Janssen retain ownership of their respective pre-existing technology. All technology made in the course of performing obligations under the Janssen Agreement made solely by the Company or Janssen, as the case may be, will be owned by the respective inventor. To the extent any technology is made by Janssen and the Company together, such invention will be jointly owned by Janssen and the Company.

Janssen shall have the sole right and discretion to determine which patent rights, if any, are extended for any product that contains NBTXR3 as an active ingredient.

Janssen shall have the first right, but not the obligation, to defend (at its own expense) any claim or assertion that NBTXR3 or any product containing NBTXR3 as an active ingredient infringes or misappropriates a third party’s patent rights or know-how rights. The Company has the right, at its expense, to be represented in Janssen’s efforts, or settle its infringement liabilities independently of Janssen, but shall not have the right to control or interfere with Janssen’s efforts to defend or settle any such infringement claim.

Janssen may, but is not required to, commercialize any product containing NBTXR3 as an active ingredient in the Janssen Agreement Territory under the Company’s product mark, subject to an appropriate trademark agreement. Should Janssen elect not to use the Company’s product mark, then Janssen will have the sole and exclusive right to develop, conduct clearance searches for, and select the trademarks used for such commercialization in the Janssen Agreement Territory, which may vary by country or within a country. Janssen will own all worldwide rights in the Janssen product marks and the right, in its discretion and at its expense, to defend and enforce such Janssen product marks.

Confidentiality and Publicity; Indemnification; Insurance

The Company and Janssen have agreed to customary confidentiality obligations with respect to confidential or proprietary information disclosed in connection with their respective performance under the Janssen Agreement, subject to customary exceptions. The Company and Janssen have agreed to provide customary indemnification to one another for claims relating to their respective obligations under the Janssen Agreement. The Company and Janssen have agreed to maintain customary liability insurance policy during the term of the Janssen Agreement to cover their respective product liability and obligations under the Janssen Agreement.

Dispute Resolution

The Janssen Agreement provides a dispute resolution mechanism with respect to any dispute, controversy or claim arising out of or related to the Janssen Agreement, which contemplates a confidential mediation process prior to the initiation of litigation. Failure of the JSC to reach consensus on a JSC Matter is not subject to this dispute resolution mechanism. Notwithstanding the foregoing, certain disputes relating to patent rights (and related prosecution activities thereunder), shall be subject to adjudication in accordance with the applicable laws of the country or jurisdiction in which the relevant patent right is pending or has been issued.
Termination

Unless terminated earlier, the Janssen Agreement will remain in effect for so long as royalties are payable under the Janssen Agreement. The Janssen Agreement may be terminated earlier by either party if the other party commits an uncured material breach or by either party in connection with the occurrence of certain insolvency or bankruptcy events with respect to the other party. Janssen may, upon prior written notice to the Company, terminate the Janssen Agreement without cause.

Asia Licensing Agreement
On May 11, 2021, the Company entered into the Asia Licensing Agreement - a strategic license, development and commercialization Agreement with LianBio, a Hong Kong company, for the development and commercialization of NBTXR3, as a product activated by radiotherapy in the field of oncology, in key parts of Asia, including China, South Korea, Singapore and Thailand (collectively, the “Asia Licensing Territory”). Pursuant to such agreement, the Company has granted LianBio an exclusive, royalty-bearing license which includes, subject to certain conditions, the right for LianBio to grant sublicenses to its affiliates and/or third-party subcontractors involved in the development of NBTXR3.
Pursuant to the Janssen Agreement and the Asia Licensing Agreement, following its assignment to Janssen from LianBio, Janssen has worldwide development and commercialization with respect to NBTXR3.
The Janssen Agreement and the Asia Licensing Agreement streamline the global alliance for co-development and registration of the radioenhancer with Nanobiotix. The Asia Licensing Agreement includes all previously agreed upon economic terms between Nanobiotix and LianBio, including the Nanobiotix’s entitlement to receive up to an aggregate $205 million in potential contingent development and commercialization milestone payments (in addition to $20 million already paid to Nanobiotix by LianBio) along with tiered, low double-digit royalties based on net sales of NBTXR3 in the Asia Licensing Territory.
Obligations of the Parties
Under the Asia Licensing Agreement, Janssen is responsible for the development and commercialization of NBTXR3 throughout the Asia Licensing Territory, except for specified ongoing trials that the Company will conclude. The Company is responsible for the manufacturing of NBTXR3 and will be the exclusive supplier of NBTXR3 to LianBio.
Pursuant to the Asia Licensing Agreement, Janssen will have to enroll a specified percentage of the worldwide total number of patients in the Company’s global Phase 3 registrational study evaluating NBTXR3 for patients with locally advanced head and neck squamous cell carcinoma (NANORAY-312) and each of four other specified global registrational trials across indications and therapeutic combinations. For NANORAY-312, Janssen is expected to enroll approximately 100 patients based on the Company’s current worldwide enrollment expectations. In the event that Janssen does not meet its enrollment undertaking for these trials, Janssen will be responsible for covering certain incremental costs incurred by the Company as a result. Otherwise, Janssen will fund all development and commercialization expenses in the Asia Licensing Territory, and the Company will fund all development and commercialization expenses in all other geographies.
For all non-registrational trials (i.e., Phase 1 or Phase 2 trials) undertaken to support the development and approval of NBTXR3, the Company and Janssen have agreed to provide each other with rights to access all clinical efficacy and safety data. For additional registrational trials, the Company and Janssen have agreed to provide each other with rights to access all clinical safety data and to provide an opportunity to license any right of reference to efficacy data, subject to certain cost-sharing and/or enrollment undertakings.
Pursuant to the Asia Licensing Agreement, Janssen has sole control over commercialization in the Asia Licensing Territory and is responsible for all costs and expenses of such commercialization. Janssen, or its affiliates and/or sublicensees, is solely responsible for all communications, filings with, as well as approvals sought from regulatory authorities to obtain all marketing authorizations in relation to NBTXR3 in the Asia Licensing Territory.

As consideration for entering into the Asia Licensing Agreement, the Company received a non-refundable upfront payment from LianBio of $20.0 million in June 2021.
Responsibility
Pursuant to the Asia Licensing Agreement, Asia Licensing’s Territory-specific development and regulatory plan and commercialization in the Asia Licensing Territory will be conducted pursuant to Asia Licensing’s Territory-specific plans, which will be subject to periodic updates and joint steering committee review.
The Company retains the first right to prosecute, maintain and defend, at its expense, all of its licensed patents in the Asia Licensing Territory. In the event that the Company elects not to prosecute or maintain any such patent in the Asia Licensing Territory or not to defend a patent in the Asia Licensing Territory, the Company has agreed to notify Janssen, and Janssen shall have the right, but not the obligation, to assume such prosecution, maintenance or defense at its own expense. Janssen shall have the first right to enforce, at its expense, the Company’s intellectual property against infringement in the Asia Licensing Territory, except where the Company is enforcing such intellectual property both within and outside the Asia Licensing Territory against such infringement. In the event that Janssen elects not to enforce the Company’s intellectual property against infringement in the Territory, it has agreed to notify the Company, and the Company will have the right to enforce such intellectual property at its expense.
The Company and LianBio have agreed to customary confidentiality obligations with respect to trade secrets and confidential or proprietary information disclosed in connection with their respective performance under the Janssen Agreement, subject to customary exceptions. The Company and LianBio have agreed to provide customary indemnification to one another for claims relating to their respective obligations under the Asia Licensing Agreement. Janssen has agreed to maintain a customary liability insurance policy during the term of the Asia Licensing’s Agreement.
Janssen has undertaken to conduct and ensure that all of its affiliates, sublicensees and subcontractors conduct their business under the Asia Licensing Agreement in accordance with applicable laws and to the extent applicable with respect to certain development activities, FDA and EU medical device requirements.
Dispute Resolution
The Asia Licensing Agreement provides a dispute resolution mechanism with respect to interpretation of rights or obligations and any alleged breaches under the Asia Licensing Agreement. The dispute resolution mechanism provides for the escalation of such matters to the joint steering committee and, if unresolved following such escalation, further escalation to the respective chief executive officers of the Company and Janssen to negotiate in good faith. If such matter is unable to be resolved, the Asia Licensing Agreement provides for arbitration, except that certain disputes relating to intellectual property matters are not subject to such an arbitration requirement and may be brought in courts of competent jurisdiction.
Intellectual Property
The Company and LianBio retain ownership of their respective pre-existing intellectual property. Other inventions and discoveries relating to NBTXR3 made in the course of performing obligations under the Asia Licensing Agreement made solely by the Company or Janssen, as the case may be, will be owned by the inventing Party. To the extent an invention or discovery relating to NBTXR3 is made by Janssen and the Company together, such invention and any related patents will be jointly owned by Janssen and the Company. The rights to file, prosecute and enforce such jointly-owned patents will be determined by mutual agreement through the joint steering committee.
Termination
Unless terminated earlier, the Asia Licensing Agreement will remain in effect for so long as royalties are payable under the Asia Licensing Agreement. The Asia Licensing Agreement may be terminated earlier by either party if the other party commits an uncured material breach. In any event where Janssen has a termination right based on a material breach by the Company, Janssen may elect in lieu of termination to continue the Asia Licensing Agreement, subject to a downward percentage reduction in all milestone and royalty payments.
Subject to applicable bankruptcy law, either party may also terminate the Asia Licensing Agreement in the connection with the occurrence of certain insolvency or bankruptcy events with respect to the other party. Janssen may terminate the Asia Licensing Agreement following a change in control of the Company, subject to a specified notice period. The Company may terminate the agreement under certain circumstances in connection with a change of control of Janssen. The Company may also terminate the Asia Licensing Agreement in the event that Janssen or its affiliates bring or join any challenge to the validity or enforceability of the Company’s patents, subject to certain limited exceptions.
Termination of the Asia Licensing Agreement will terminate all rights, licenses and sublicenses under the agreement, subject to the Company’s agreement, in certain cases, to negotiate in good faith with sublicensees regarding a potential direct license.

According to the Asia Licensing Agreement, the Company and LianBio entered into a clinical supply agreement and a related quality agreement for the purpose of the Company supplying LianBio and LianBio purchasing exclusively from the Company all the required amount of NBTXR3 to make and/or have made the product for clinical studies conducted within the Asia Licensing Territory.

Share Purchase Agreement with Johnson & Johnson Innovations—JJDC

In connection with the Janssen Agreement, on July 7, 2023, the Company entered into a Securities Purchase Agreement (the “JJDC SPA”) with Johnson & Johnson Innovations—JJDC, Inc. (“JJDC”) with respect to certain equity investments by JJDC in Nanobiotix.  Pursuant to the JJDC SPA and following the receipt of shareholder approval of the applicable purchase price on September 13, 2023, the Company issued 959,637 ordinary shares, to be delivered in the form of restricted American Depositary Shares, for the benefit of JJDC against the subscription proceeds of $5 million.

The issuance of shares in the initial tranche was made in reliance on the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The restricted American Depositary Shares were issued pursuant to the Deposit Agreement, dated as of December 15, 2020 (the “Deposit Agreement”), by and among the Company, Citibank, N.A., as depositary (the “Depositary”), and all holders and beneficial owners from time to time of the American Depositary Shares (“ADSs”) issued thereunder, as supplemented in accordance with the terms of such Deposit Agreement by (i) a letter agreement, dated as of July 19, 2023, by and between the Company and the Depositary, establishing procedures to enable certain holders of the Company’s ordinary shares that constitute “restricted securities” to hold such restricted ordinary shares as restricted ADSs (the “Omnibus Restricted ADS Letter Agreement”); and (ii) a letter agreement, dated as of July 19, 2023, by and between the Company and the Depositary, governing the issuance and delivery of the restricted ADSs to the Investor (the “PIPE Securities Letter Agreement”).

Pursuant to the JJDC SPA, Nanobiotix issued 4,664,179 ordinary shares to be delivered in the form of restricted American Depositary Shares, for the benefit of JJDC against the subscription proceeds of $25.million in connection with a concurrent financing by the Company. More details can be found in the dedicated press release dated November 7 and December 4 freely accessible on the website of the Company.

The JJDC SPA includes customary representations and warranties of the parties and provides for customary indemnification of JJDC in respect of certain losses.

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
Obligations of the Parties
Under the terms of the collaboration agreement, MD Anderson undertakes to lead several Phase 1 and Phase 2 clinical trials for NBTXR3 in various cancer indications to be agreed by us and MD Anderson, according to a timetable and predefined recruitment thresholds. The Company expects approximately 312 patients to be enrolled by MA Anderson across clinical trials covered by this agreement. For this purpose, MD Anderson provides the staff, equipment and the premises required for each trial. As no exclusivity has been granted under the collaboration agreement, MD Anderson can conduct similar clinical trials with third parties, simultaneously if need be. For more information on the clinical trials conducted within the MD Anderson collaboration, see the paragraph titled “NBTXR3 Development Pipeline” above.
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
In March 2021, in light of disagreements over a number of issues with respect to the development of NBTXR3 in the Asia-Pacific region, the Company and PharmaEngine mutually agreed to terminate the agreement. Accordingly, on March 4, 2021, the Company and PharmaEngine entered into a Termination and Release Agreement. The Company has agreed to make total termination payments to PharmaEngine of up to $12.5 million in aggregate. PharmaEngine received, a $2.5 million payment from the Company following the announcement of its collaboration with LianBio for the Asia-Pacific region, and also received $4.0 million from the Company in conjunction with the completion of various administrative steps in connection with the winding-up of the collaboration during 2021 period. In the second half of 2022, PharmaEngine received an additional $1.0 payment following receipt and validation of certain clinical study reports. No payment was made to PharmaEngine during the year ended December 31, 2023 pursuant to the termination and release agreement.
PharmaEngine remains eligible to receive a final payment of $5 million upon a second regulatory approval of an NBTXR3-containing product in any jurisdiction of the world for any indication. PharmaEngine is entitled to receive from the Company a low-single digit percentage tiered royalty based on net sales of NBTXR3 in the Asia-Pacific region for a 10-year period commencing on the corresponding first date of sales in the region. As of December 31, 2023, such triggering events have not occurred.
As part of the termination agreement, PharmaEngine re-assigned to the Company rights for the development, manufacture, commercialization and exploitation of NBTXR3 in the Asia-Pacific region, as well as all development data, regulatory materials, and all regulatory approvals that are in the name of PharmaEngine or its affiliates.
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
Under the preclinical research agreements for these collaborations, we retain exclusive ownership over any inventions made solely by us. Any invention made solely by a research institution would be owned by the relevant research institution, but would be subject to option to obtain an exclusive license, which would be free for research purposes and royalty-bearing for commercial activities. Inventions made jointly by us and a research institution would be jointly owned. As of December 31, 2023, no inventions under these programs have been made solely by a research institution or jointly by us and a research institution.
We have entered into an agreement with Institute Gustave Roussy, one of the world’s leading cancer-research institutes and the largest cancer center in France, for radiobiology research and preclinical development of NBTXR3. Pursuant to the agreement, we conduct studies at Institute Gustave Roussy’s radiobiology lab to evaluate the antitumor activity of nanoparticles activated by ionizing radiation. We maintain all rights to the products of our studies; however, Institute Gustave Roussy may use the results without charge solely for the purposes of its own academic research.
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

Government regulation, product approval and certification

NBTXR3 and any other therapeutic candidates that we develop must be approved by any relevant health authorities in the relevant country before they may be legally marketed in such country and, in the case NBTXR3 or any other therapeutic candidates would be classified as medical device, must complete the conformity assessment procedure with the relevant Notified Body before they may be legally marketed in the relevant country. A table is provided below summarizing the current legal status of NBTXR3 in countries involved in the clinical development program for NBTXR3. Finally, the Group’s activities may be qualified as sensitive activities and thus enter into the scope of the foreign investment control regime in France.

NBTXR3 legal status worldwide

Country	NBTXR3 legal status
Brazil	Medical Device
Canada	Drug
China	Drug
EU	Medical Device
Georgia	Drug
India	Drug
Israel	Medical Device
Japan	Drug
Philippines	Medical Device
Serbia	Medical Device
South Korea	Drug
Switzerland	Medical Device
Taiwan	Drug
United Kingdom	Medical Device
USA	Drug
This classification may be subject to change by the competent health authority up to the submission by the Company or by its licensee of a marketing authorization request.

Drug development overview
Before testing any compounds with potential therapeutic value in humans, the drug candidate goes through a preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the drug candidate. The conduct of the preclinical tests must comply with local regulations and requirements including GLPs. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol to applicable regulatory bodies to request authorization to commence clinical trials.
Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to Health Authorities as per local requirements. Further, each clinical trial must be reviewed and approved by an independent ethic committee (IEC) or institutional review board (IRB), at or servicing each institution at which the clinical trial will be conducted. An IEC or IRB is charged with protecting the welfare and rights of trial participants and considers issues such as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IEC or IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.
Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:
•Phase 1. The product is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion, the side effects associated with increasing doses, and if possible, to gain early evidence of effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.
•Phase 2. The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases or conditions and to determine dosage tolerance, optimal dosage and dosing schedule.

•Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall benefit/risk ratio of the product and provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required. Phase 3 clinical trials usually involve several hundred to several thousand participants.
Post-approval studies, or Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication.
Regulation in the United States
The Code of Federal Regulations (CFR) is the codification of the general and permanent rules published in the Federal Register by the executive departments and agencies of the Federal Government. In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act and implementing regulations, reflected in Title 21 of the CFR.

Investigational New Drug (IND) – [21 CFR 312]

A clinical investigation in the US must be covered by an Investigational New Drug (IND). A sponsor shall submit an IND for all clinical trials under US jurisdiction (US sites). An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period or issues an earlier notice that the clinical trial may proceed. In the case of a clinical hold, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose a clinical hold on a drug candidate at any time before or during clinical trials due to safety concerns or noncompliance. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that cause us or FDA to suspend or terminate such trial. The IND is required to be countersigned by an authorized official who resides within the US if the sponsor does not reside within the US.
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

New Drug Application (NDA) – [21 CFR 314]

A New Drug Application (NDA) is an application for marketing authorization of a medicinal product (Drug). The process of obtaining regulatory approvals and subsequent compliance with appropriate federal, state and local statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable US requirements at any time during the product development process, approval process or post approval may subject an applicant to administrative and/or judicial sanctions. FDA sanctions may include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.
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
The FDA reviews each NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. For novel drug products or drug products which present difficult questions of safety or efficacy, FDA may decide to hold an advisory committee, which may be composed of academicians, clinicians, consumer advocacy group representatives, industry representatives, patients and caregivers representatives. They provide independent advice that will contribute to the quality of the agency's regulatory decision-making and lend credibility to the product review process, including a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
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

After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue:
–an approval letter authorizing commercial marketing of the drug with specific prescribing information for specific indications.
–a Complete Response (CR) action Letter indicating that the review cycle of the application is complete and the application is not ready for approval. A CR action Letter describes all of the specific deficiencies in the NDA identified by the FDA and identifies major deficiencies, for which substantially more work by the sponsor may be needed, ranging from further analyses to the conduct of new studies-in either case thereby extending the evaluation time and delaying approval. If a CR action Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application.Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval.
When a product receives regulatory approval, the labelling may be limited to specific diseases, patient populations and dosages, or the indications for use may otherwise be limited, which could restrict the commercial value of the product. This will be determined by the FDA based on the clinical data. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. For example, the FDA may require Phase 4 testing which involves clinical trials designed to further assess a drug’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also determine that a risk evaluation and mitigation strategy (REMS) is necessary to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS, and the FDA will not approve the NDA without an approved REMS. Depending on FDA’s evaluation of a drug’s risks, a REMS may include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution requirements, patient registries and other risk minimization tools. Following approval of an NDA with a REMS, the sponsor is responsible for marketing the drug in compliance with the REMS and must submit periodic REMS assessments to the FDA.
Different types of submission processes
The FDA is authorized to designate certain products for expedited development or review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, breakthrough therapy designation, priority review designation and accelerated approval pathway.
Fast track designation: the FDA must determine that a product candidate is intended to treat a serious or life threatening disease or condition and demonstrates the potential to address unmet medical needs for the condition. Fast track designation provides opportunities for more frequent interactions with the FDA review team to expedite development and review of the product candidate. The FDA may also agree to review sections of the NDA for a fast track product candidate on a rolling basis before the complete application is submitted.
Breakthrough therapy designation: to be eligible, the product candidate must be intended to treat a serious or life-threatening disease or condition and needs preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.
Priority review designation: the FDA may designate an NDA for priority review if the product candidate treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines at the time that the marketing application is submitted, on a case-by-case basis, whether the product candidate represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by, among other things, evidence of increased effectiveness, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months from the filing date for an NDA for a new molecular entity.
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
Healthcare laws and regulations
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
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, which impose certain requirements on covered entities, including certain healthcare providers, health plans and healthcare clearing-houses, and their business associates, individuals and entities that perform functions or activities that involve individually identifiable health information on behalf of covered entities, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
•US federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Affordable Care Act (ACA), that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members; and
•analogous state or foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state and local laws that require the registration of pharmaceutical sales representatives, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.
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
In August 2022, the United States enacted the Inflation Reduction Act of 2022 (IRA), which includes two policies that are designed to have a direct impact on drug prices. The IRA requires the federal government to negotiate prices for certain high-cost drugs covered under Medicare and requires drug manufacturers to pay rebates to Medicare if they increase prices faster than inflation for drugs used by Medicare beneficiaries.
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

NBTXR3 history in the EU
In order to determine whether a product constitutes a medical device (MD) or a medicinal product (Drug), we must refer to the Medicinal product and MD definitions provided by the European regulation.
Between 2006 and 2009, Nanobiotix consulted European agencies (France, Ireland, Spain and UK) to seek advice and confirmation on the status of NBTXR3. Based on such consultations, the agencies finally agreed that the product should be classified as a MD. Subsequently, early and late-stage clinical trials have been submitted and authorized in several European Union countries as clinical investigations of a MD under Medical Device Directive (Directive 93/42/EEC, the “MDD”) or Medical Device Regulation (Regulation (EU) 2017/745, the “MDR”).
Nanobiotix has obtained a CE-mark as a Medical Device from the notified body GMED dated 02 Apr 2019 for the indication “Preoperative treatment of patients with locally advanced soft tissue sarcoma of the extremity, girdles and trunk wall, who have indication for radiation therapy” (brand name Hensify®), however the product has not been marketed in any country worldwide.

Medical Device Regulation in the EU
An Evolving Regulatory Framework
On May 26, 2021, after a four year transition period, the EU MDR became fully applicable and introduced substantial changes to the previous regulatory regime applicable to MD (including in particular the MDD).
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

CE Marking Requirements

As manufacturers of MD, in the EU we are required under the MDR to affix a CE mark to our products in order to sell our products in Member States of the EU. The CE mark is a symbol that indicates conformity with the applicable regulatory requirements.
MD in the EU are classified in four different classes (I, IIa, IIb and III) depending on their inherent risk. The MDR includes specific rules on classification of medical devices. Class III devices such as our NBTXR3 are subject to a conformity assessment by a Notified Body designated for the evaluation of such device types.

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
The MDR specifies conditions required for the collection of data from clinical investigations relating to MD.
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

Notified Bodies and Conformity Assessment Procedures
To demonstrate compliance with the applicable regulatory requirements, manufacturers of MD must follow a conformity assessment procedure which varies according to the type of medical device and its risk classification. Except for certain Class I devices, a conformity assessment procedure typically requires the intervention of an independent organization accredited to conduct conformity assessments, known as a “Notified Body”. Under the conformity assessment procedure we have elected to follow for our products, the Notified Body audits and examines the technical documentation and the quality system applied to the design, manufacture and final inspection of our products. If we successfully complete the applicable procedure, the Notified Body issues an EC certificate of conformity. These certificates entitle a manufacturer to affix the CE mark to its MD after having also prepared and signed a “EU declaration of conformity” indicating that the product meets the applicable regulatory requirements. The certificate of conformity is valid for a maximum of five years. While we have successfully completed the applicable regulatory procedures for our NBTXR3 product for the treatment of STS under the MDD 93/42/EEC, we cannot guarantee that we will succeed in obtaining appropriate certification under the MDR once the certificate issued under the MDD for NBTXR3 will expire, or that all our product candidates will be equally successful.
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

Post-Market Vigilance
Once CE-marked and placed on the European Economic Area (EEA) market, MD are subject to vigilance requirements. In accordance with these requirements, manufacturers must report incidents to the competent authorities and are required to take appropriate “field safety corrective actions” to prevent or reduce the risk of serious incidents associated with devices made available on the market. Such actions must also be communicated to users through field safety notices. Manufacturers must equally report statistically significant increases in the frequency of certain incidents by means of trend reports.
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

Marketing, Advertising and Transparency
In the EU, the marketing and advertising of MD is subject to both legal and voluntary self-regulatory rules at EU and national level including as regards the strict prohibition of misleading and unfair advertising of medical devices. Moreover, under EU-wide voluntary self-regulatory rules, interactions between medical device manufacturers and healthcare professionals and healthcare organizations – including in particular any transfers of value that (a) such interactions cannot be misused to influence purchasing decisions through undue or improper advantages and (b) cannot be contingent upon sales transactions, use or recommendation of any specific products. Additional requirements may apply depending on the specific jurisdiction concerned.
Finally, increasing transparency requirements are mandated under national legislation and/or self-regulatory codes of conduct. Under these requirements, manufacturers of health products can be required to publicly disclose any transfers of value (whether in kind or in cash) they provide to, e.g., healthcare professionals and healthcare organizations.
As a result of the above requirements, manufacturers of MD are subject to increased monitoring of their promotional activities as well as of their other interactions with healthcare professionals and organizations. Any breach of the applicable rules can result in serious sanctions, including criminal, civil or administrative sanctions depending on the affected jurisdiction.

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
In certain specific cases, entities processing health personal data may have to comply with article L1111-8 of the French Public Health Code which imposes certain certifications for the hosting service providers.The Regulation 2016/679, known as the General Data Protection Regulation, or GDPR, as well as EU Member State national legislations, apply to the collection and processing of personal data, including health-related information, by companies located in the EU, or in certain circumstances, by companies located outside of the EU and processing personal information of individuals located in the EU.
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
In certain specific cases, entities processing health personal data may have to comply with article L1111-8 of the French Public Health Code which imposes certain certifications for the hosting service providers.The Regulation 2016/679, known as the General Data Protection Regulation, or GDPR, as well as EU Member State national legislations, apply to the collection and processing of personal data, including health-related information, by companies located in the EU, or in certain circumstances, by companies located outside of the EU and processing personal information of individuals located in the EU.
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
In certain specific cases, entities processing health personal data may have to comply with article L1111-8 of the French Public Health Code which imposes certain certifications for the hosting service providers.The Regulation 2016/679, known as the General Data Protection Regulation, or GDPR, as well as EU Member State national legislations, apply to the collection and processing of personal data, including health-related information, by companies located in the EU, or in certain circumstances, by companies located outside of the EU and processing personal information of individuals located in the EU.
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
Regulation in Asia

People’s Republic of China
A market approval is required for NBTXR3 development and commercialization. Extensive data derived from preclinical laboratory tests and studies meeting the requirements of Chinese law are required to support the granting of approval by the National Medical Product Administration (NMPA) for a new drug product to proceed with clinical trials. If clinical trials sufficiently establish that the product is safe and effective, the NMPA will issue approval for the product to be marketed. Similar to the United States and the EU, the process for obtaining such marketing approval is lengthy, although the Chinese government has recently made efforts to reduce the time required and to streamline the process. After obtaining marketing approval, the marketing approval holder must conduct post-marketing approval studies to closely monitor the use of the product for purposes of reporting its demonstrated safety and efficacy to the NMPA. Further, the marketing approval holder must closely monitor any adverse events or product quality issues, and disclose any such events or issues to the NMPA, as well as potentially to other government agencies and the public. An overseas entity must appoint a domestic agent in assisting it to apply for market approval in China, and the approval holder and its domestic agent will be jointly liable for the aforementioned obligations.

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

Taiwan
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

The following chart shows our organizational structure as of December 31, 2023:

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

D. Property, Plant and Equipment
Our corporate headquarters is located in Paris, France, where we lease approximately 2,622 square meters of office space. The lease of our Paris headquarters continues through June 30, 2027. Our headquarters, located at 60 rue Wattignies in the 12th arrondissement of Paris, for which we signed a lease on July 1, 2017 for a term of 9 years and an amendment pursuant to which we leased additional space, with retroactive effect from January 1, 2019.
Our approximately 1,195 square meter manufacturing facility is located in the Villejuif BioPark, a scientific research and innovation center just outside of Paris, France. The lease for the facility, which began on July 1, 2017 and was renewed in 2021, has a term of 8 years, ending June 30, 2030. The facility, which we opened in November 2017, expanded our potential production capacity with the aim to produce NBTXR3 for our current and contemplated clinical trials and the initial commercial phase.
The Company owns equipment for its research, development and manufacturing activities. This equipment was valued at €577 thousand (after depreciation) as of December 31, 2023 compared to €354 thousand at December 31, 2022.
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
Payments due per period at December 31, 2023

(in thousands of Euros)	Payments due per period
	At 1 year the most	At more than 1 year and up to 5 years	Over 5 years	Total
Simple leases	1,064	3,568	564	5,196

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

Financial Overview
The following selected statement of consolidated operations data for the years ended December 31, 2023, 2022, and 2021 and the selected statement of consolidated financial position data as of December 31, 2023 and December 31, 2022 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB.
The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes beginning on page F-1 of this Annual Report, as well as the sections titled “Operating And Financial Review And Prospects” included elsewhere in this Annual Report.
Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the year ended December 31,
(in thousands of Euros)	2023	2022	2021
Statement of consolidated operations data:
Total revenues and other income	36,207	4,776	2,647
Operating income (loss)	(26,779)	(46,702)	(52,579)
Net loss for the period	(39,700)	(57,041)	(47,003)

	As of December 31,
(in thousands of Euros)	2023	2022	2021
Statement of consolidated financial position data:
Cash and cash equivalents	75,283	41,388	83,921
Total assets	93,897	59,769	101,769
Total shareholders’ equity	(1,843)	(27,045)	26,790
Total non-current liabilities	45,866	48,878	38,134
Total current liabilities	49,873	37,936	36,845

Operation Overview
We are a late-stage clinical biotechnology company focused on developing first-in-class, physics-based product candidates that use our proprietary nanotechnology to seek to improve treatment outcomes for millions of patients around the world. We have three platforms that each seek to bring the benefits of nanotechnology to human medical problems:
•NBTXR3, our potentially first in class radioenhancer designed to enhance radiation therapy
•Curadigm, our nanoprimer technology designed to enhance therapeutic index
•Oocuity, our platform designed to help central nervous system (CNS) based ailments
Given NBTXR3’s potentially broad application across solid tumors and in order to bring our innovation to as many patients as broadly and as quickly as possible, we have engaged in strategic collaborations with large and reputable partners to expand development of the product candidate alongside clinical trials that Nanobiotix is conducting. In 2018 we entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center to evaluate NBTXR3 across tumor types and therapeutic combinations. In 2023, we entered into a worldwide agreement for the co-development and commercialization of NBTXR3 with Janssen Pharmaceutica NV, a Johnson & Johnson Company.
NBTXR3’s characteristics have lead us to investigate it’s use in several tumor types. We believe that the data produced to data suggests the product may be able to aid with local control of solid tumors and as such we have focused first on head and neck cancer in elderly patients who have few therapeutic options to achieve the local control that they need. In addition, we believe there are types of lung cancer where local control is important, and through our agreement with Janssen, we seek to serve these patients as well. In addition to specific tumor types we believe our data shows indications that NBTXR3 may also play a role in combination regimens such as with immune oncology (I-O) therapeutics and we are developing the product in these areas. See “Item 4. Information on the Company” for further information.
As of December 31, 2023, we had cash and cash equivalents of €75.3 million. See “—Liquidity and Capital Resources” below for additional information. There was revenue recognized in 2023 directly related to the signature of a global licensing, co-development, and commercialization agreement with Janssen Pharmaceutica NV (“Janssen”), generating license, upfront and development and milestone revenue, according to IFRS15 standards application and transaction price allocation rules. See Revenues section below in the Item 5. Financial Operations Overview for more details. There was no revenue recognized for 2022, and minimis revenue for the year ended December 31, 2021. We have not generated significant revenues to date from product sales or royalties, and we do not expect to generate significant revenues from product sales or royalties unless and until our product candidates are approved for marketing and are successfully commercialized. Historically, we have financed our operations and growth through issuances of new shares, refunds of research tax credits, conditional advances and grants awarded by governmental agencies, as well as bank loans. From our inception in 2003 through December 31, 2023, we have received more than €384.0 million in financing in the form of external fundraising, loans and repayable advances. See ‘‘—Liquidity and Capital Resources’’ below for additional information.
Since our inception, we have recorded operating losses every year, due primarily to research and development expenses incurred in connection with our efforts to advance our development program for NBTXR3. Our net losses were €39.7 million, €57.0 million and €47.0 million for the years ended December 31, 2023, 2022, and 2021, respectively. Our net losses may fluctuate significantly from year to year, depending on the timing of our clinical trials, our partnerships and licensing related revenue and income, and our expenditures on other research and development activities. We anticipate that our expenses and capital requirements will increase substantially in connection with our ongoing activities, as we:
•advance our ongoing clinical trials of NBTXR3;
•initiate and conduct additional planned clinical trials of NBTXR3;
•continue the research and development of other product candidates or other applications of NBTXR3, including the advancement of our Curadigm and Oocuity platforms;
•seek regulatory approvals for any product candidates that successfully complete clinical trials;
•scale-up our manufacturing capabilities to support the launch of additional clinical trials and the commercialization of our product candidates, if approved;
•maintain, expand and protect our intellectual property portfolio;
•hire additional clinical, quality control and scientific personnel; and
•add operational, financial and management information systems and personnel, including personnel to support our product development and current and future collaborations.
Until such time that we can generate substantial revenue from milestones and royalty income, we expect to finance these expenses and our operating activities through our existing liquidity. If we are unable to generate revenue from milestones and royalty income in accordance with our expected timeframes and in the amounts we expect, or if we otherwise need additional capital to fund our operating activities, we will need to raise additional capital through the issuance of shares, through other equity or debt financings, through collaborations or partnerships with other companies, subsidies or grants. We may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to secure adequate funding could cause us to cease operations, in part or in full.
We expect our cash operating expenses will be slightly higher than in 2023 as we continue to conduct our clinical trials. We will incur expense to meet our commitments to complete our clinical trials. We believe, we will need additional funding to pursue preclinical and clinical activities and obtain regulatory approval for our product candidates. Our ability to successfully transition to profitability will be dependent upon achieving a level of revenues adequate to support our cost structure and upon achieving different development, regulatory and sales milestones in connection with our new license with Janssen. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

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

Financial Operations Overview

Revenues and Other Income
Revenues
For the year-ended December 31, 2023, our recognized revenue consisted primarily of up-front and initial milestone payments received or earned in connection with a global licensing, co-development, and commercialization agreement with Janssen Pharmaceutica NV (“Janssen”), a Johnson & Johnson company.

Following the Hart-Scott-Rodino Act (“HSR”) antitrust clearance, the Company received an upfront cash licensing fee of $30 million. The Company is eligible for success-based payments of up to $1.8 billion, in the aggregate, relating to potential development, regulatory, and sales milestones. Moreover, the Janssen agreement includes a framework for additional success-based potential development and regulatory milestone payments of up to $650 million, in the aggregate, for five new indications that may be developed by Janssen at its sole discretion; and of up to $220 million, in the aggregate, per indication that may be developed by the Company in alignment with Janssen. Following commercialization, the Company will also receive tiered double-digit royalties (low 10s to low 20s) on net sales of NBTXR3.

As of December 31, 2023, the Company achieved operational requirements in NANORAY-312, resulting in an initial $20 million milestone payment from Janssen in early 2024.

Revenue is recognized under IFRS 15 – Revenue from contracts with customers (see Note 3.2 – Use of judgement, estimates and assumptions to our Consolidated financial statements included elsewhere in this Annual Report ).
Other Income
Our other income consists mainly of refundable research tax credits as well as income from collaboration and supply services in the framework of the Clinical Supply Agreement signed in May 2022 and of the GTCA signed in June 2023 with LianBio, and grants and subsidies from government agencies. See Note 4.2 – LianBio and Note 15 – Revenues and other income to our Consolidated financial statements included elsewhere in this Annual Report.
Grants and Subsidies
We have received various grants and other assistance from the government of France and French public authorities, including through Bpifrance (formerly OSEO Innovation), since our inception. The funds are intended to finance our operations or specific projects. Grants and subsidies are recognized in other income only when the corresponding expenses are incurred, independently of cash flows received.
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

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase in the foreseeable future as we advance the clinical development of NBTXR3 and support Janssen in its development and commercialization activities.
We cannot determine with certainty the duration and completion costs of the current or planned future clinical trials of our product candidates or if, when, or to what extent we will generate revenue from the commercialization and sale of any of our product candidates that obtain regulatory approval, including through licensing agreements as it is the case for NBTXR3. We may not succeed in achieving regulatory approval for any particular product candidate. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:
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
A change in the outcome of any of these variables with respect to the development of NBTXR3 or any other product candidate that we develop could mean a significant change in the costs and timing associated with the development of NBTXR3 or such other product candidates. For example, if the FDA or other comparable regulatory authority were to require additional preclinical studies and clinical trials beyond those which we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in enrollment in any clinical trials, we could be required to spend significant additional financial resources and time on clinical development.
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
Selling, General and Administrative (SG&A) Expenses
SG&A expenses mainly comprise administrative payroll costs, overhead costs relating to our headquarters in Paris, and costs such as accounting, legal, human resources, communications, financing and investor relations activities.
We anticipate that our SG&A expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential commercialization of NBTXR3. We also continue to incur expenses associated with being a public company in France and the United States, including costs related to audit, legal, regulatory, internal control, and tax-related services associated with maintaining compliance with Nasdaq listing and SEC requirements, with Sarbanes-Oxley Act of 2002, director and officer insurance premiums, and investor relations costs.
Other Operating Income (Loss)
Other operating income (Loss) mainly relates to non-recurring fees paid to former employees or advisors (financial adviser in 2023) or clinical development partners (PharmaEngine in 2022 and in 2021) in accordance with the termination and release agreements signed between the parties.
For the year ended December 31, 2023, Other Operating Income (Loss), also includes contract loss recognized pursuant to the novation agreement executed on December 22, 2023 (see Note 15 - Revenues and other income).
As these one-off costs were directly triggered by the settlement agreements and were material, their impact is presented separately in order not to distort the recurring operating performance of the Company.
See Note 4.3 - PharmaEngine and Note 16.5 - Other operating income and expenses below for further details.
Net Financial Income (Loss)
Net financial income (loss) comprises primarily interest costs which consists of fixed and variable rate interests, with main impact in 2023 coming from the PIK interest repaid on the EIB loan, fair value losses on derivatives related to the application of IFRS 9, foreign exchange gains and losses and the interest costs on leases related to the application of IFRS 16. Financial expenses are partially offset by interest income on short-term bank deposits. See Note 18 - Net financial income (loss) below for further details.

A. Operating results
We have one operating segment, which is the research and development of product candidates that use proprietary nanotechnology to transform cancer treatment.

Comparison of the years ended as of December 31, 2023, 2022 and 2021
Our results of operations for the years ended as of December 31, 2023, 2022 and 2021 are summarized in the table below:

	For the year ended December 31,
(in thousands of euros)	2023	2022	2021
Revenues and other income
Revenues	30,058	—	10
Other income	6,150	4,776	2,637
Total revenues and other income	36,207	4,776	2,647
Research and development expenses	(38,396)	(32,636)	(30,378)
Selling, general and administrative expenses	(22,049)	(17,857)	(19,434)
Other operating income and expenses	(2,542)	(985)	(5,414)
Total operating expenses	(62,986)	(51,478)	(55,226)
Operating income (loss)	(26,779)	(46,702)	(52,579)
Financial income	2,002	3,533	6,360
Financial expenses	(14,803)	(13,863)	(780)
Financial income (loss)	(12,801)	(10,329)	5,580
Income tax	(120)	(10)	(5)
Net loss for the period	(39,700)	(57,041)	(47,003)

Revenues and Other Income
Revenues and other income increased by €31.4 million, from €4.8 million for the year ended December 31, 2022 to €36.2 million for the year ended December 31, 2023, mainly driven by the revenue recognized following the signing of the Janssen Agreement. For the years ended December 31, 2022 and 2021, the revenues and other income increased by €2.2 million, from €2.6 million to €4.8 million mainly driven by higher research tax credit.
The components of our revenues and other income are set forth in the table below:

	For the year ended December 31,
(in thousands of euros)	2023	2022	2021
Services	29,750	—	5
Other sales	308	—	5
Total revenues	30,058	—	10
Research tax credit	3,939	4,091	2,490
Subsidies	229	135	126
Other	1,981	550	21
Total other income	6,150	4,776	2,637
Total revenues and other income	36,207	4,776	2,647
Revenues
In 2023, some revenue was recognized according to the application of IFRS15 and transaction price allocation rules, further to the signing of the Janssen Agreement. Subsequently, both the $30 million upfront payment paid by Janssen to the Company in August 2023, and the $20 million from the initial milestone which became due to the Company from Janssen as of December 31, 2023, have been considered in the estimated transaction price at closing date, in accordance with IFRS 15.

For the year ended December 31, 2023, the €30.1 million Total Revenues mainly includes (i) ‘Services’ revenue linked to the assignment of the license to Janssen and the rendered R&D services in proportion of the completion of the ongoing studies, totaling €29.6 million; (ii) ‘Services’ revenue linked to technology transfer recharge for €0.1 million; (iii) and €0.3 million of ‘Other Sales’ related to product clinical supplies to Janssen (See Note 15 – Revenues and other income to our Consolidated financial statements included elsewhere in this Annual Report).
There was no revenue recognized for the year ended December 31, 2022.
Revenue for the year ended December 31, 2021 was derived from charge backs related to external clinical research organization costs in connection with the development support provided by the Company to PharmaEngine as part of the license and collaboration agreement, that was terminated in March 2021.

Other income
Total other income increased significantly to €6.2 million for the year ended December 31, 2023 compared to €4.8 million and €2.6 million for the years ended December 31, 2022 and 2021, respectively. The 2023 increase compared to 2022 is mainly derived from charge backs related to external clinical research organization costs in connection with the development support provided by the Company to LianBio further to the GTCA executed in June 2023. The 2022 increase compared to 2021 was mainly due to higher research tax credit.
The research tax credit was stable between 2023 and 2022, and increased from €2.5 million in 2021 to €4.1 million in 2022 mainly due to an increase of research and development expenses, and to the inclusion of additional eligible expenses from contract research organizations for clinical trials, related to the 312 study.
Subsidies include the Bpifrance Deep Tech Grant received by Curadigm SAS, €229 thousand of which was recognized as other income in the year ended December 31, 2023, €135 thousand for the year ended December 31, 2022, and €126 thousand of which was recognized for the year ended December 31, 2021.
The line item ‘Other’ mainly includes income for supply and services recharge, in the framework of the clinical supply agreement signed in May 2022 with LianBio and of the GTCA signed in June 2023 with LianBio, totaling €2.0 million for the year ended December 31, 2023 compared to €0.5 million for the year ended December 31, 2022. See Note 4.2 - LianBio and Note 15 - Revenues and other income to our Consolidated financial statements included elsewhere in this document, for further details.

Research and Development Expenses
Research and development expenses for the years ended December 31, 2023, 2022 and 2021 are summarized below:

	For the year ended December 31,
(in thousands of euros)	2023	2022	2021
Purchases, sub-contracting and other expenses	(26,380)	(20,415)	(19,562)
Payroll costs (including share-based payments)	(10,721)	(10,868)	(9,605)
Depreciation, amortization and provision expenses	(1,295)	(1,353)	(1,211)
Total research and development expenses	(38,396)	(32,636)	(30,378)

The total amount of expenses incurred with respect to research and development activities increased by €5.8 million, or 17.6%, from €32.6 million for the year ended December 31, 2022 to €38.4 million for the year ended December 31, 2023. This net increase was mainly due to:
•Purchases, sub-contracting and other expenses, which increased by €5.9 million, or 29.2% for the year ended December 31, 2023 as compared with the same period in 2022. This reflects the increase of the clinical development activities, especially driven by our global Phase 3 clinical trial for elderly head and neck cancer patients ineligible for platinum-based (cisplatin) chemotherapy (NANORAY-312) and by our Phase 1 multi-cohort trial of RT-activated NBTXR3 followed by anti-PD-1 checkpoint inhibitors (Study 1100); and
•a decrease of €0.1 million, or 1.4% in payroll costs, which was mainly due to mix of seniority, annual cost of living adjustments, and higher bonus expenses.
The total amount of expenses incurred with respect to research and development activities increased by 2.3 million, or 7.4%, from €30.4 million for the year ended December 31, 2021 to €32.6 million for the year ended December 31, 2022. This net increase was mainly due to:
•Purchases, sub-contracting and other expenses, which increased by €0.9 million, or 4.4% for the year ended December 31, 2022 as compared with the same period in 2021. This reflects the increase of the clinical development activities, especially driven by our global Phase 3 clinical trial for elderly head and neck cancer patients ineligible for platinum-based (cisplatin) chemotherapy (NANORAY-312) ; and
•an increase of €1.3 million, or 13% in payroll costs, which was mainly due to cost of living adjustments and higher bonus expenses.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses for the years ended December 31, 2023, 2022 and 2021 are summarized below:

	For the year ended December 31,
(in thousands of euros)	2023	2022	2021
Purchases, fees and other expenses	(9,889)	(7,792)	(9,638)
Payroll costs (including share-based payments)	(11,772)	(9,688)	(9,379)
Depreciation, amortization and provision expenses	(387)	(378)	(417)
Total SG&A expenses	(22,049)	(17,857)	(19,434)
Our SG&A expenses increased by €4.2 million, or 23.0%, from €17.9 million for the year ended December 31, 2022 to €22.0 million for the year ended December 31, 2023. This was primarily due to:
•an increase in purchases, fees and other expenses of €2.1 million, or 27%. This variation reflects the €1.4 million fees to be paid to a financial advisor, further to an advisory services agreement between the parties which has been subsequently terminated, to €0.5 million legal fees related to the signature of the agreement with Janssen and to €0.3 million related to JJDC debt waiver.
•an increase of €2.1 million or 21.7% in payroll costs mainly driven by cost of living adjustments and higher bonus expenses
Our SG&A expenses decreased by €1.6 million, or 8.1%, from €19.4 million for the year ended December 31, 2021 to €17.9 million for the year ended December 31, 2022. This was primarily due to:
•a decrease in purchases, fees and other expenses of €1.8 million, or 19%. This variation reflects the Company’s actions to reduce reliance on external support for core activities as well as rationalization of and cost savings achieved relative to the services procured.
•an increase of €0.3 million or 3.3% in payroll costs mainly driven by the recruitment of a General Counsel in 2022.

Operating Income (Loss)
Our operating loss favorably decreased by €19.9 million, or 42.7%, from €46.7 million for the year ended December 31, 2022 to €26.8 million for the year ended December 31, 2023. This decrease mainly relates to revenue generated in 2023 amounting to €29.6 million in connection with the Janssen Agreement signed in 2023 (see ‘Revenues’ section above) whereas there was no revenue recorded in 2022. This operating loss decrease is also partially due to an increase of €1.4 million in other income. These favorable variances are partially offset by an increase of the total operating expenses of €10.0 million driven by higher R&D expenses (€5.8 million increase) pursuant to our clinical trial development priorities, along with the internalization of key functions, and higher SG&A expenses (€ 4.2 million increase), as explained above.
At December 31, 2023, our workforce totaled 102 employees, which is stable as compared to the same period in 2022.
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

Net Financial Income (Loss)
Net financial loss increased by €2.5 million, from a €10.3 million loss for the year ended December 31, 2022 to a €12.8 million loss for the year ended December 31, 2023. This loss increase was primarily attributable to the derivatives classification related to JJDC capital increase (first tranche) leading to a €4.2 fair value loss, to higher interest costs by €1.9 million, to higher foreign exchange losses by €1.7 million and to lower foreign exchange gains by €2.5 million, partially offset by a €6.9 million favorable impact related to negative one-time IFRS9 impact on EIB loan restructuring occurred in 2022 and by €1.0 million higher interest income in 2023 as compared to 2022.

Net financial income (loss) decreased by €15.9 million, from an income of €5.6 million for the year ended December 31, 2021 to a €10.3 million loss for the year ended December 31, 2022. This decrease was primarily attributable to the restructuring of the EIB loan with a negative one-time IFRS9 valuation impact of €6.9 million, higher interest costs on the EIB loan by €4.9 million, and lower foreign exchange gains by €2.0 million.
See Note 12 - Financial liabilities and Note 18 - Net financial income (loss) to our Consolidated financial statements included elsewhere in this Annual Report for further details.

B. Liquidity and Capital Resources

Introduction
Since our inception, we have consistently generated negative operating cash flows. Historically, we have financed our operations and growth through:
•the issuance and sale of ordinary shares, primarily including €12.1 million in net proceeds from our initial public offering on the Euronext market in Paris in October 2012, €28.1 million in net proceeds from a private placement capital increase in April 2019, €18.8 million in net proceeds from a private placement capital increase in July 2020, $113.3 million (€93.5 million as of December 10, 2020) in net proceeds from our global offering, including our U.S. initial public offering, in December 2020, and €57.4 million in net proceeds from our global equity offering and JJDC’s two-tranche equity investment between September and December 2023 (See Note 1 - Company information and Note 10 - Share Capital to our Consolidated financial statements included elsewhere in this Annual Report).
•loans, conditional advances and grants awarded by governmental entities, including:
◦our EIB finance contract and royalties agreement granted by the EIB in July 2018 and amended in October 2022, from which we drew (i) the initial tranche of €16.0 million (repayable in a single installment at maturity, except for a payment-in-kind (“PIK”) interest capitalized paid in October 2023) upon satisfying the requisite documentary criteria in October 2018 and (ii) the second tranche of €14.0 million (repayable in semi-annual installments of principal and interest after a two year grace period) in March 2019 upon achieving the requisite performance criteria (the positive evaluation of the Phase 3 clinical benefit/risk ratio of NBTXR3 for the treatment of STS by the French notified body covering medical devices, GMED, and the successful identification of the recommended NBTXR3 dosage in our locally advanced head and neck cancer clinical trial).
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

Terms of Our Primary Financing Agreements
EIB Finance Contract and Royalty Agreement
In July 2018, we and EIB entered into a finance contract and a royalty agreement. The EIB loan is comprised of three disbursement tranches, each drawable in the absence of an event of default or prepayment event, subject to our achieving specified documentary and/or performance criteria and making customary representations and warranties.
As noted above, we drew the initial tranche of €16 million in October 2018 and the second tranche of €14 million in March 2019. The terms of the EIB loan provided for a final €10.0 million third tranche if we satisfied the applicable performance criteria prior to July 26, 2021. The disbursement of the third tranche was dependent on conditions which were not met by July 31, 2021. Consequently the Company has not requested the final tranche of the EIB loan, and the third tranche is no longer available.
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
Prior to repayment at maturity (or earlier prepayment), interest on the first tranche shall accrue at the rate of 6% annually, with such PIK interest being capitalized and added to the outstanding principal. Interest on the second tranche is payable semi-annually in arrears at a 5% fixed rate. Interest on any overdue amounts accrues at an annual rate equal to the higher of the applicable rate plus 2% or EURIBOR plus 2%.
As described further below, in connection with a covenant waiver in respect of the EIB loan, the Company repaid a PIK prepayment amount of €5.4 million in cash in respect of PIK interest accrued by anticipation in October 2023 (see details below). Going forward, interest on the remaining €9.3 million in principal from the second tranche will continue to accrue at the unchanged 5% fixed rate paid in semi-annual installments through the repayment date, and interest on the remaining €16.0 million in principal from the first tranche will continue to accrue at the unchanged 6% fixed rate, with such interest accruing as PIK interest, to be paid at the repayment date.
We may repay, in whole or in part, any tranche, together with accrued interest upon 30 days prior notice, subject to the payment of a customary prepayment fee. EIB may require us to prepay all outstanding amounts under the EIB loan in connection with certain events, including a substantial reduction in the anticipated cost of our NBTXR3 development program such as the total prior amount of the loan represents more than a certain percentage of the reduced cost, a prepayment of certain non-EIB financing, certain change of control events, Dr. Laurent Levy ceasing to be our principal executive officer or ceasing to hold a specified number of shares, or certain dispositions of assets related to our NBTXR3 development program, in each case, subject to the payment of a customary prepayment fee.
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
As part of the restructuring implemented by the Amended Agreements, we were subject to a minimum cash and cash equivalents covenant requiring maintenance of a minimum cash and cash equivalents balance equal to the outstanding principal owed to EIB. This minimum cash and cash equivalents covenant was removed on October 13, 2023, as described below.
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
As part of the restructuring implemented by the Amended Agreements, we have agreed to pay an additional milestone payment of €20 million to EIB at the latest on June 30, 2029. An accelerated payment schedule for this additional milestone payment would be triggered calling for the repayment in two equal installments due one year and two years after Commercialization, respectively. Further, should we secure non-dilutive capital through the execution of any business development deal, this accelerated payment schedule for the additional milestone payment would be triggered by reflecting a prorated payment amount not exceeding 10% of any upfront or milestone payment received by Nanobiotix.
At last, the EIB has finally agreed to the removal of this minimum cash and cash equivalent covenant, effective October 13, 2023, subject to the following conditions: (i) the Company’s repayment of the PIK prepayment amount of approximately €5.4 million in accordance with the terms of the EIB loan in respect of PIK interest accrued through October 12, 2023 (the “PIK prepayment condition”), (ii) the introduction of an additional mechanism for further prepayment of the €20.0 million milestone payment required under the EIB loan, which will require prepayments equal to a tiered low single digit percentage of future equity or debt financing transactions raising up to an aggregate of €100 million, on a cumulative basis, increasing to a mid-single digit percentage for such financings greater than €100 million (the “Milestone Prepayment Mechanism”).
The PIK prepayment condition was satisfied on October 12, 2023, allowing the definitive waiver removal.
The additional prepayment condition on the €20 million milestone was met further to the global offering equity raise subscribed between November and December 2023, triggering the prepayment of €0.8 million to the EIB (outstanding balance of €19,2 million still due as of December 31, 2023).
All other covenants included in the 2018 finance contract remain unchanged.

PGE Loans
On June 5, 2020, the Company received initial approval from each of HSBC France and Bpifrance for two State-guaranteed loans (prêts garantis par l’État) of €5.0 million each, representing a total amount of €10 million. Accordingly, the Company entered into two agreements with HSBC France and Bpifrance Financement, respectively, each providing for a €5.0 million State guaranteed loan.
The HSBC PGE Loan is 90% guaranteed by the French State and had an initial 12-month term during which it bore no interest. At the end of this initial term, we (i) paid a guarantee fee equal to 0.25% of the €5 million principal amount and (ii) elected to amortize the principal amount of the loan over a period of five years during which the HSBC PGE Loan will bear interest at a rate of 0.50% per annum for the first two years of amortization and 1% per annum for the third, fourth and fifth year of amortization. The HSBC PGE Loan must be repaid upon the occurrence of customary events of default.
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

Curadigm's financing agreement with Bpifrance, valued at €1.0 million under the Deep Tech program (referred to as the “Deep Tech Grant”), aims to support the development of its Nanoprimer technology. This agreement consists of two parts:
•A conditional advance of €500 thousand, of which €350 thousand was disbursed at the agreement's inception in June 2020, and the remaining €150 thousand was released in January 2023 following the successful completion of a project related to nanomedicine therapy in October 2022. The repayment of the conditional advance began on March 31, 2023, and is scheduled to continue quarterly until December 31, 2027.
•A grant of €500 thousand, with €350 thousand provided at the start of the agreement in June 2020, and the remaining €150 thousand disbursed in January 2023, also after completing the nanomedicine therapy project in October 2022. The €150 thousand of the grant received was recognized as subsidies revenue in the fiscal year ending December 31, 2023.
Equity Line
The Chairman of the Executive Board, acting under the authority of the Executive Board of Directors held on May 18, 2022, and in accordance with the 21st resolution from the Annual Shareholders’ Meeting of April 28, 2021, has decided to set up an equity line financing agreement (PACEO).

In accordance with the terms of said agreement executed on May 18, 2022, Kepler Cheuvreux, acting as the underwriter of this facility, committed to underwrite up to 5,200,000 shares, over a maximum timeframe of 24 months starting from May 2022. On December 22, 2023, the agreement was extended by 120 days to September 2024, as a result of the period related to the equity raise launched in October 2023.

Should Nanobiotix choose to use this facility, the shares will be issued based on the lower of the two daily volume weighted average market price for the two trading days prior to each issue, minus a maximum discount of 5.0% (See Note 10 Share Capital - Equity Line Agreement).

Historical Changes in Cash Flows
The table below summarizes our cash inflows and outflows for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
(in thousands of euros)	2023	2022	2021
Net cash flows from (used in) operating activities	(12,476)	(37,103)	(29,872)
Net cash flows from (used in) investing activities	(349)	138	(242)
Net cash flows from (used in) financing activities	46,771	(5,651)	(5,180)
Effect of exchange rates changes on cash	(51)	83	64
Net increase (decrease) in cash and cash equivalents	33,895	(42,533)	(35,230)

Cash Flows from / used in operating activities
Our net cash flows used in operating activities was €12.5 million for the year ended December 31, 2023 as compared to €37.1 million for the year ended December 31, 2022.
The net cash flows used in operating activities for the year ended December 31, 2023 (€12.5 million), favorably decreased by €24.6 million compared to the net cash used in operating activities in 2022 (€37.1 million), primarily due to the collection of operating revenue directly linked to the €27.5 million upfront payment received from Janssen in connection with the Janssen Agreement and to the income collected from LianBio amounting to €1.7 million in the context of the supply and collaboration agreements (See Note 4.2 - LianBio to our Consolidated financial statements included elsewhere in this Annual Report).This favorable net operating cash flows is also driven by a €1.6 million higher amount of research tax credit reimbursed in 2023 as compared to the amount reimbursed in 2022.
The unfavorable €10.0 million impact related to the operating expenses increase in 2023 as compared to 2022 is partially offset by a favorable working capital variance of €8.1 million in 2023 as compared to 2022, mainly driven by strict cash management monitoring related to vendors (See Note 13 - Trade and other payables to our Consolidated financial statements included elsewhere in this Annual Report).
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

Cash Flows from / used in investing activities
Our net cash flows used in investing activities was an outflow of €349 thousand for the year ended December 31, 2023, mainly composed by a €328 thousand outflow for fixed asset acquisitions (activation of an irradiator and prepayment for the purchase of a new reactor).

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
The €242 thousand for the year ended December 31, 2021 was primarily due to fixed asset acquisitions.

Cash Flows from / used in financing activities
The net cash flows received from financing activities for the period ended December 31, 2023 (€46.8 million) significantly increased by €52.4 million as compared to 2022 (net cash flows used of €5.7 million). This was primarily attributable to the €57.4 million in net proceeds from capital increases after deducting transaction costs (See Note 10 - Share Capital to our Consolidated financial statements included elsewhere on this Annual Report), which is comprised of
–gross proceeds for an amount of $30 million (equivalent to €28.3 million) from Johnson & Johnson Innovation – JJDC, Inc. (“JJDC”), consisting of $5 million (equivalent to €4.7 million) received as of September 13, 2023 and $25 million (equivalent to €23.6 million) received in two tranches in November and December 2023, and
–gross proceeds for an amount of €31.8 million from global follow-on offering reserved to specified categories of investors
–transaction cost for an amount of €(2.8) million directly attributable to the capital increase
This favorable net proceeds impact from the capital increases was partially offset by higher financial interest cost paid in 2023 (€6.8 million) as compared to 2022 (€0.7 million) This increase in financial interest cost paid is mainly due to PIK interest paid to EIB in October 2023 for €5.4 million.
The net cash flows used in financing activities slightly increased by €0.5 million between 2022 and 2021 and are mainly composed of bank loans, interest paid and leasing debt reimbursements. Our net cash flows used in financing activities were €(5.7) million and €(5.2) million for the periods ended December 31, 2022 and 2021, respectively.
The carrying value and activity of our repayable advances and loans is as follows:

(in thousands of euros)	Bpifrance advance	Interest-free Bpifrance loan	EIB Loan	Curadigm Bpifrance advance	HSBC “PGE”	Bpifrance “PGE”	Total
As of January 1, 2022	2,266	493	26,374	300	5,030	5,038	39,501
Principal received	—	—	—	—	—	—	—
Impact of discounting and accretion	3	7	6,855	17	(1)	(7)	6,874
Accumulated fixed interest expense accrual	47	—	1,643	—	42	111	1,843
Accumulated variable interest expense accrual	—	—	3,740	—	—	—	3,740
Repayment	—	(375)	(2,858)	—	(661)	(425)	(4,319)
As of December 31, 2022	2,316	125	35,754	317	4,409	4,717	47,638
Principal received	—	—	—	150	—	—	150
Impact of discounting and catch-up	16	—	(285)	(20)	(9)	(6)	(304)
Accumulated fixed interest expense accrual	34	—	2,385	—	41	90	2,550
Accumulated variable interest expense accrual	—	—	5,195	—	—	—	5,195
Repayment	(300)	(125)	(6,639)	(50)	(1,287)	(1,345)	(9,746)
As of December 31, 2023	2,066	—	36,409	397	3,155	3,457	45,484

Leases liabilities
We adopted IFRS 16 - Leases using the ‘‘modified retrospective method’’ starting on January 1, 2019 and recorded rights of use assets and lease liabilities for the amounts of the discounted lease payments outstanding for the remainder of our leases. During the year ended December 31, 2023, net lease liabilities decreased by €0.5 million to €5.0 million since December 31, 2022. See Note 12.2 of our consolidated financial statements for details regarding the lease liabilities.

Operating Capital Requirements
We expect our future cash operating expenses will be slightly higher than in 2023 as we continue to conduct our clinical trials. We will incur expenses to meet our commitments to complete our clinical trials. We believe we will need additional funding to pursue preclinical and clinical activities, obtain regulatory approval for, and to commercialize our product candidates.

Until we can generate a sufficient amount of revenue from our product candidates (including through milestone and royalty repayments), if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, research tax credits and other government subsidies,capital allocation optimization in priority development pathways, and potential milestone payments under third-party collaborations. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional funding in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities (including pursuant to the 2022 Equity Finance Line), it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects. However, the Company’s current level of cash and cash equivalents is expected to be sufficient to meet our projected financial obligations and fund our operations beyond the next twelve months from the date of this Annual Report.

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
•the number of potential new product candidates we identify and decide to develop, including through the development of our Curadigm and Oocuity platforms;
•the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;
•the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates;
•selling and marketing activities undertaken in connection with the anticipated commercialization of NBTXR3 and any other current or future product candidates and costs involved in the creation of an effective sales and marketing organization; and
•the amount of revenue, if any, we may derive either directly or in the form of milestones or royalty payments from our existing or future partnership or collaboration agreements.

Capital Expenditures

	For the year ended December 31,
(in thousands of euros)	2023	2022	2021
Increases in software and other intangible assets	9	1	5
Increases in property, plant, and equipment	300	319	228
Total increases in capital expenditures	309	320	233

For the year ended December 2023, our capital expenditures were comprised primarily of €44 thousand related to tangible assets in progress for technical equipment and €275 thousand of new office and IT equipment.
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
The Company believed that because of the risks and uncertainties related to the grant of regulatory approval for the commercialization of its product candidates, the technical feasibility of completing its development projects will only be demonstrated when requisite approvals are obtained for the commercialization of products. Accordingly, pursuant to IAS 38 (see note 5 for details), the Company has recognized all of its research and development costs incurred as an expense in 2023 and prior periods.
In the years ended December 31, 2023, 2022 and 2021, we incurred expenses of €38.4 million, €32.6 million and €30.4 million, respectively, on research and development.

D. Trend information
For a discussion of trends, see “Item 4B. Business Overview,” “Item 5A - Operating Results” and “Item 5B - Liquidity and Capital Resources.” Other than as disclosed in these sections, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates
Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. Some of the accounting methods and policies used in preparing our financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances. The actual value of our assets, liabilities and shareholders’ equity and of our losses could differ from the value derived from these estimates if conditions change and these changes have an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are described in Note 3.2 to our audited consolidated financial statements as of December 31, 2022 and 2023 and for each of the three years ended December 31, 2021, 2022 and 2023.

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

Name	Age	Position(s)
Executive Board Members:
Dr. Laurent Levy, Ph.D.	52	Chairman of the Executive Board and Co-founder (Principal Executive Officer)
Mr. Bart Van Rhijn	51	Chief Financial Officer (Principal Financial Officer)
Ms. Anne-Juliette Hermant	50	Chief People Officer
Supervisory Board Members:
Dr. Gary Phillips	58	Chairman
Ms. Anne-Marie Graffin	62	Vice Chairwoman
Dr. Alain Herrera, M.D.	73	Member
Mr. Enno Spillner	54	Member
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
A firm believer in education and research as critical foundations for the development of human societies, she served on the Boards of some European research & higher education institutions, including HEC, the Toulouse School of Economics, the Institute Mines-Telecom or the Ecole des Ponts. She is currently Vice-Chairman of the Board of the Fondation Nationale Entreprise et Performance.
Anne-Juliette Hermant graduated from the Ecole Normale Supérieure and the Institute d‘Etudes Politiques de Paris. She is also the holder of the Agrégation de Littérature Française and of a DEA (Certificate of Advanced Study/ABD) in French Literature from the University Paris 3-Sorbonne Nouvelle.
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
Ms. Anne-Marie Graffin has served as a supervisory board member since 2013, as chairwoman of the appointments and compensation committee since 2017 and as Vice Chairwoman of the supervisory board since July 2017. She has over 20 years of experience in life sciences and pharmaceutical companies. She has served as a non-executive board member of Valneva SE (Nantes, FR – Vienna, AT) since 2013 and as Board Chair since December 2023, as non-executive board member of Sartorius Stedim Biotech SA (Aubagne, FR – Goëttingen, Ger) since 2015 and of Vetoquinol SA since September 2022. Ms. Graffin has expertise in both developing market access strategies and driving biotechnology companies’ growth. She has been a consultant to the pharmaceutical industry since 2011, developing many initiatives within the innovation and startups fields, connecting biotech and medtech startups with major EU venture capital firms and investors. Previously, she was an executive vice president at Sanofi Pasteur MSD, a European leader in the vaccine field, and acted as a member of the Executive Committee. Prior to working at Sanofi Pasteur MSD, she worked for five years at ROC as international group manager and at URGO Laboratories as brand manager for 3 years. Ms. Graffin graduated from ESSEC Business School Paris.
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
Board Diversity
The table below provides certain information regarding the Supervisory Board as of the date of this Annual Report.

Boards Diversity Matrix
Country of Principal Executive Offices:	France
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors and Board Observers	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Members of the Boards (supervisory and executive)	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0
Did Not Disclose Demographic Background	0	0	0	0
We continue to pursue a policy that reflects our commitment to diversity and equality at all levels of the Company. As of the date of this Annual Report, women are represented on both the Supervisory Board and the Executive Board and represent 55% of our total employees.

B. Compensation

Compensation of Supervisory Board and Executive Board Members
The aggregate compensation paid and benefits in kind granted by us to our current executive board members and supervisory board members, including share-based compensation, for the year ended December 31, 2023 was €6,172,111. The total amount set aside or accrued to provide pension, retirement or similar benefits was € 19,276 for the year ended December 31, 2023.
Pursuant to the “say on pay” regime applicable to companies listed on the regulated market of Euronext in Paris, the payment of compensation (whether fixed, variable or exceptional) attributed for a financial year to any member of the supervisory or executive board is subject to approval at the next ordinary general meeting. All payments of variable or exceptional compensation for the year ended December 31, 2023 detailed below are subject to approval at the annual combined shareholders’ meeting to be held to approve the financial statements for the year ended December, 2023.

Executive Board Compensation
The following table sets forth information regarding the compensation earned by our executive board members for service on our executive board during the year ended December 31, 2023.

Name	Fixed Compensation (€)	Bonus (€)	Free Shares (€)	Stock Options (€)	All Other Compensation (€)	Total (€)
Dr. Laurent Levy, Ph.D.	411,000(1)	283,590(3)	1,941,125.20(4)	741,092.55(5)	19,276(6)	€3,396,084
Ms. Anne-Juliette Hermant	210,000(2)	144,900(3)	323,533.80(7)	123,520.98(8)	—	€801,955
Mr. Bart Van Rhijn	404,955(2)(11)	223,535(3)(11)	634,283.00(9)	242,164.67(10)	—	€1,504,938
Mr. Louis Kayitalire (*)	166,667(2)	100,800(4)	—	—	—	€267,467
(1) Compensation earned for his corporate office (Chairman of the executive board) that was set by the supervisory board.
(2) Compensation earned under an employment agreement.
(3) Reflects variable compensation which corresponds to an annual bonus equal to 50% for Laurent Levy, Louis Kayitalire and Anne-Juliette Hermant and 40% for the other executive board members of the annual fixed compensation paid on the basis of performance criteria linked to specified individual criteria (representing 50% of said bonus) and the assessment of individual leadership qualities by the supervisory board (representing 50%) (together, the “strategic goals”), multiplied by company‐wide, performance criteria. The Company’s objectives are set by the Executive Board, reviewed by the Appointments and Compensation Committee and approved by the Supervisory Board, with achievement of said objectives assessed by the same committees according to the same procedure. Upon the Appointments and Compensation Committee’s and in line with the 2023 remuneration policy, the supervisory board has established an over performance of the Company objectives with (i) the signing of the Janssen Agreement and (ii) the fund-raising accomplishment in 2023. Furthermore, the supervisory board has considered that those accomplishments show an over performance of the individual leadership for each Executive Committee member. Thus, the supervisory board has decided to request for approval at the 2024 annual general assembly a final variable remuneration for Laurent Lévy, Bart Van Rhijn, Anne-Juliette Hermant and Louis Kayitalire for 2023 of, respectively 138%, 138%, 138% and 126% of their bonus.
According to the 2023 compensation policy applicable to the mechanism relating to bonus with regard to the assessment of their respective performance, the final performance evaluation for (1) Laurent Levy has been rated to 138% by the Appointments and Compensation Committee and validated by the Supervisory Board, (2) Bart Van Rhijn to 138%, (3) Anne-Juliette Hermant to 138% and (4) Louis Kayitalire to 126%.
(4) Reflects the valuation of 400,232 free shares granted during the year ended December 31, 2023 of which 200,116 are AGA 2023 -P1 and 200,116 are AGA 2023-P2.
(5) Reflects the valuation of 200,116 stock options granted during the year ended December 31, 2023.
(6) Reflects the value of premiums paid for an unemployment insurance policy with the Garantie Sociale des Chefs et Dirigeants d’Entreprise.
(7) Reflects the valuation of 66,708 free shares granted during the year ended December 31, 2023 of which 33,354 are AGA 2023 -P1 and 33,354 are AGA 2023-P2.
(8) Reflects the valuation of 33,354 options granted during the year ended December 31, 2023
(9) Reflects the valuation of 130,780 free shares granted during the year ended December 31, 2023 of which 65,390 are AGA 2023 -P1 and 65,390 are AGA 2023-P2.
(10) Reflects the valuation of 65,390 stock options granted during the year ended December 31, 2023
(11) Amount converted into euros (1€ = $1,0816).
(*) expected to be appointed within 2024 as member of the executive board
Supervisory Board Compensation
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
The shareholders’ general meeting held on June 27, 2023 set such compensation to an annual aggregate amount of up to €260,000 for the 2023 financial year and for each subsequent financial year, until a decision to the contrary is made by the shareholders of the Company at any further annual shareholders' meeting, as it might be the case in the 2024 annual shareholders’ meeting.
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
The following table sets forth information regarding the compensation earned by our supervisory board members and our supervisory board observer for service on our supervisory board during the year ended December 31, 2023.

Name	Fees earned (€)	Equity Incentives (€)	Total (€)
Dr. Gary Phillips	63,000	—	63,000
Ms. Anne-Marie Graffin	42,000	—	42,000
Dr. Alain Herrera, M.D.	35,000	—	35,000
Mr. Enno Spillner	50,000	—	50,000
Mr. Christophe Douat(1)	11,667	—	11,667
(1) Mr. Christophe Douat has resigned on May, 2 2023 from his mandate as observer of the supervisory board.

Unemployment Insurance
We purchased officer unemployment insurance (assurance perte d’emploi des dirigeants – GSC) for our Chairman of the executive board, Dr. Laurent Levy, for each of the 2021, 2022 and 2023 fiscal years, at an annual cost of €18,025, €18,025, and €19,276 respectively.

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

Employment Agreement with Bart Van Rhijn
We have entered into an employment agreement with our Chief Financial Officer and member of our executive board, Mr. Bart Van Rhijn, effective June 1, 2021. Under the employment agreement, Mr. Van Rhijn is entitled to an annual base salary of $380,000 in 2021, $390,668 in 2022 (and variable compensation in an amount up to 50%) and $438,00 in 2023 and variable compensation in an amount based on 40% of the annual base salary, depending on the achievement of specified performance objectives. The agreement provides for a 12-month non-compete period following the termination of employment. Unless the Company decides not to apply this non-compete provision by way of a waiver, Mr. Van Rhijn is entitled to compensation during the non-compete period at a rate equal to 80% of his annual base salary and variable compensation. Further, the agreement provides for an exclusivity undertaking during the term of the agreement, and a confidentiality undertaking for the term of the agreement and at all times thereafter. This employment agreement may be terminated by both Mr. Van Rhijn subject to a two-week notice period and by us with or without prior notice.
As Executive Board member, Mr. Bart Van Rhijn is entitled to a severance payment equal to (a) twelve months of his base salary and (b) the annual performance bonus to which the Executive Board member may be entitled for the year of their departure in case of an Event following a Change of Control, For more detailed information, see paragraph below titled “Severance payment in case of Change of Control.”

Employment Agreement with Anne-Juliette Hermant
On April 1, 2019, we entered into a permanent employment agreement (contrat à durée indéterminée) with our Chief People Officer and member of our executive board, Ms. Anne-Juliette Hermant. Ms. Hermant was entitled to an annual base salary of €180,000 in 2019, €200,000 in 2020, and €210,000 in 2021 and 2022 and 2023, and variable compensation in an amount based on 50% of the annual base salary, depending on the achievement of specified performance objectives. The agreement provides for a 12-month non-compete period following the termination of employment. Unless the Company decides not to apply this non-compete provision by way of a waiver, Ms. Hermant is entitled to monthly compensation during the non-compete period of two-thirds of her gross monthly compensation for her last month of service with us. Further, the agreement provides for an exclusivity undertaking during the term of the agreement, and a confidentiality undertaking for the term of the agreement and 10 years thereafter. This employment agreement may be terminated by both Ms. Hermant and us under the conditions provided for by regulation and the collective labor agreement applicable to the employee, and subject to a three-month prior notice.
As Executive Board member, Ms. Anne-Juliette Hermant is entitled to a severance payment equal to (a) twelve months of his base salary and (b) the annual performance bonus to which the Executive Board member may be entitled for the year of their departure in case of an Event following a Change of Control, For more detailed information, see paragraph below titled “Severance payment in case of Change of Control.”

Employment Agreement with Louis Kayitalire
On August 1, 2023, we entered into a permanent employment agreement (contrat à durée indéterminée) with our Chief Medical Officer and member of our executive board, Mr. Louis Kayitalire. Mr. Kayitalire is entitled to an annual base salary of €400,000 in 2023, and variable compensation in an amount based on 50% of the annual base salary, depending on the achievement of specified performance objectives. The agreement provides for a 12-month non-compete period following the termination of employment. Unless the Company decides not to apply this non-compete provision by way of a waiver, Mr. Kayitalire is entitled to monthly compensation during the non-compete period of two-thirds of her gross monthly compensation for her last month of service with us. Further, the agreement provides for an exclusivity undertaking during the term of the agreement, and a confidentiality undertaking for the term of the agreement and 10 years thereafter. This employment agreement may be terminated by both Mr. Kayitalire and us under the conditions provided for by regulation and the collective labor agreement applicable to the employee, and subject to a three-month prior notice.

At the time Mr. Kayitalire would be appointed as Executive Board member, Mr. Kayitalire will be entitled to a severance payment equal to (a) twelve months of his base salary and (b) the annual performance bonus to which the Executive Board member may be entitled for the year of their departure in case of an Event following a Change of Control, For more detailed information, see paragraph below titled “Severance payment in case of Change of Control.”
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
•a resignation of the concerned Executive Board member following (a) the dismissal by the person(s) controlling the Company of the majority of the members of the Executive Board or the board of directors of the Company (as applicable) within the 12-month period following a Change of Control,or (b) a significant reduction in duties and responsibilities or compensation (including fixed compensation, benefits in kind, variable compensation or severance pay) or transfer of workplace to another country, within the 9-month period following a Change of Control, in each case, without consent (a “Following Event”).

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

Pursuant to Article L. 22-10-34 of the French Commercial code, such severance packages will be submitted for shareholder approval during the shareholders’ meeting called to approve the Company’s financial statements for the 2023 financial year.

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
As of December 31, 2023, founders’ warrants, warrants, employee stock options and free shares were outstanding allowing for the issuance or purchase of an aggregate of 4,172,089 ordinary shares (assuming that such instruments’ vesting conditions are met) at a weighted average exercise price, if any, of €9.43 per ordinary share. This weighted average exercise price excludes free shares from the computation as an exercise price in that case does not apply.

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
As of December 31, 2023, the following types of founders’ warrants that we have issued are outstanding:

Grant	BSPCE 08-2013 (1)	BSPCE 09-2014 (1)	BSPCE 2015-01 (1)	BSPCE 2015-03 (1)	BSPCE 2016 (1)	BSPCE 2016 Performance (1)	BSPCE 2017 Ordinary (1)	BSPCE 2017 (1)
Date of the shareholders' meeting	June 28, 2013	June 18, 2014	June 18, 2014	June 18, 2014	June 25, 2015	June 25, 2015	June 23, 2016	June 23, 2016
Grant date	August 28, 2013	September 16, 2014	February 10, 2015	June 10, 2015	February 2, 2016	February 2, 2016	January 7, 2017	January 7, 2017
Total number of BSPCE authorized	500,000	450,000	450,000	450,000	450,000	450,000	450,000	450,000
Total number of BSPCE granted	50,000	97,200	71,650	53,050	126,400	129,250	117,650	80,000
Starting date of the exercise of the BSPCE	August 28, 2013	September 16, 2015	February 10, 2016	June 10, 2016	February 2, 2017	February 2, 2016	January 7, 2018	January 7, 2017
BSPCE expiry date (2)	August 28, 2023	September 16, 2024	February 10, 2025	June 10, 2025	February 2, 2026	February 2, 2026	January 7, 2027	January 7, 2027
Exercise price per BSPCE	€5.92	€18.68	€18.57	€20.28	€14.46	€14.46	€15.93	€15.93
Number of shares subscribed as of December 31, 2023	—	—	—	—	333	—	—	—
Total number of BSPCEs lapsed or cancelled as of December 31, 2023	50,000	11,450	3,550	24,650	28,200	30,100	19,550	—
Total number of BSPCEs outstanding as of December 31, 2023	—	85,750	68,100	28,400	97,867	99,150	98,100	80,000
Total number of shares available for subscription as of December 31, 2023	—	85,750	68,100	28,400	97,867	99,150	98,100	80,000
Maximum total number of shares that can be issued	—	85,750	68,100	28,400	97,867	99,150	98,100	80,000
(1) As of December 31, 2023, all outstanding BSPCEs may be exercised.
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
The term of warrants granted on March 6, 2018 is five years from the date of grant. These warrants have subsequently expired on March 6, 2023.
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
As of December 31, 2023, the following types of warrants that we have issued are outstanding:

Grant	BSA 2013 (1)	BSA 2014 (1)	BSA 2015-1 (2)	BSA 2015-2(a) (3)	BSA 2018 (4)
Date of the shareholders meeting	May 4, 2012	June 18, 2014	June 18, 2014	June 18, 2014	June 14, 2017
Grant date	April 10, 2013	September 16, 2014	February 10, 2015	June 25, 2015	March 6, 2018
Total number of BSA authorized	200,000	100,000	100,000	100,000	116,000
Total number of BSA granted	10,000	14,000	26,000	64,000	18,000
Starting date of the exercise of the BSA	April 30, 2014	September 16, 2014	February 10, 2015	June 25, 2015	March 6, 2018
BSA expiry date(15)	April 10, 2023	September 16, 2024	February 10, 2025	June 25, 2025	March 6, 2023
Exercise price per BSA	€6.37	€17.67	€17.67	€19.54	€13.55
Number of shares subscribed as of December 31, 2023	—	—	—	—	—
Total number of forfeited or cancelled BSAs as of December 31, 2023	10,000	4,000	5,000	—	18,000
Total number of BSAs outstanding as of December 31, 2023	—	10,000	21,000	64,000	—
Total number of shares available for subscription as of December 31, 2023	—	—	—	—	—
Maximum total number of shares that can be issued	—	10,000	21,000	64,000	—

Grant	BSA 2018-01 (4)	BSA 2018-02 (4)	BSA 2019-1 (2)	BSA 2020 (2)	BSA 2021(a) (5)
Date of the shareholders meeting	June 14, 2017	May 23, 2018	May 23, 2018	April 11, 2019	November 30, 2020
Grant date	March 6, 2018	July 27, 2018	March 29, 2019	March 17, 2020	April 20, 2021
Total number of BSA authorized	116,000	140,000	140,000	500,000	650,000
Total number of BSA granted	10,000	5,820	18,000	18,000	48,103
Starting date of the exercise of the BSA	March 6, 2018	July 27, 2018	March 29, 2019	March 17, 2020	April 20, 2021
BSA expiry date(15)	March 6, 2023	July 27, 2028	March 29, 2029	March 17, 2030	April 20, 2031
Exercise price per BSA	€13.55	€16.10	€11.66	€6.59	€13.47
Number of shares subscribed as of December 31, 2023	—	—	—	—	—
Total number of forfeited or cancelled BSAs as of December 31, 2023	10,000	—	—	—	33,672
Total number of BSAs outstanding as of December 31, 2023	—	5,820	18,000	18,000	14,431
Total number of shares available for subscription as of December 31, 2023	—	—	—	—	14,431
Maximum total number of shares that can be issued	—	5,820	18,000	18,000	14,431
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
(6) See also “—Warrants (BSA)—Term” and “—Warrants (BSA)—Change in Control.”

Stock Options (OSA)
During the year 2023, we have granted stock options to our employees and the employees of our subsidiaries pursuant to the 2023 Stock Option Plan (“2023 Plan”), which was adopted by our executive board on July 20, 2023 and approved by our shareholders during the combined shareholders’ meeting held on June 27, 2023.
Our executive board has also previously adopted the 2022 Stock Option, the 2021 Stock Option Plan, 2020 Stock Option Plan, the 2019 Stock Option Plan, the LLY 2019 Plan, the 2018 Stock Option Plan, the 2017 Stock Option Plan and the 2016 Stock Option Plan (collectively, the “Former Plans” and together with the 2023 Plan, the “Stock Option Plans”).
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
By way of exception, the stock options granted under the LLY 2019 Plan are not subject to any continuous employment condition nor will they lapse in the event of death or disability of the optionee during the exercise period and six months after the death or disability of the optionee. In addition, the executive board decided to lift, for eight of our employees and Mr. Philippe Mauberna, former member of the executive board, the continued service condition to which the exercise of their stock options is subject, notwithstanding the termination of their employment agreement. In addition, the executive board decided to accelerate, as from June 30, 2021, the vesting of the OSA 2020 Mr. Philippe Mauberna holds, enabling him to exercise all of them, in the context of his departure from the Company.
In addition, the executive board decided to accelerate, as from May 31, 2023, the vesting of the OSA 2021-04 P, the OSA 2022-06 P, the OSA 2021-04 O and the OSA 2022-06-P that a former employee holds, enabling her to exercise all of them, in the context of her departure from the Company.
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
As of December 31, 2023, the following types of stock options that we have issued are outstanding:

Grant	OSA 2016-1 Performance (1)	OSA 2016-2 (2)	OSA 2017 Ordinary (3)	OSA 2018 (4)	OSA 2019-1 (5)	OSA LLY 2019 (6)	OSA 2020 (7)
Date of the shareholders meeting	June 25, 2015	June 23, 2016	June 23, 2016	June 14, 2017	May 23, 2018	April 11, 2019	April 11, 2019
Grant date	February 2, 2016	November 3, 2016	January 7, 2017	March 6, 2018	March 29, 2019	October 24, 2019	March 11, 2020
Total number of stock options authorized	450,000	450,000	450,000	526,800	648,000	500,000	500,000
Total number of stock options granted	6,400	4,000	3,500	62,000	37,500	500,000	407,972
Starting date of the exercise of the stock options	February 2, 2017	November 3, 2017	January 8, 2018	March 7, 2019	March 30, 2021	October 24, 2019	March 11, 2021
Stock options expiry date(8)	February 2, 2026	November 3, 2026	January 7, 2027	March 6, 2028	March 29, 2029	October 24, 2029	March 11, 2030
Exercise price per stock option	€13.05	€14.26	€14.97	€12.87	€11.08	€6.41	€6.25
Number of shares subscribed as of December 31, 2023	—	—	—	—	—	—	—
Total number of stock options lapsed or cancelled as of December 31, 2023	6,000	—	3,000	10,000	11,750	—	30,197
Total number of stock options outstanding as of December 31, 2023	400	4,000	500	52,000	25,750	500,000	377,775
Maximum number of shares available for subscription as of December 31, 2023	400	4,000	500	52,000	25,750	—	377,775
Maximum total number of shares that can be issued	400	4,000	500	52,000	25,750	500,000	377,775

Grant	OSA 2021-04 Ordinary (8)	OSA 2021-04 Performance (9)	OSA 2021-06 Performance (10)	OSA 2021-06 Ordinary (11)	OSA 2022-06 Performance (12)	OSA 2022-06 Ordinary (13)	OSA 2023-01 Ordinary (14)
Date of the shareholders meeting	November 30, 2020	November 30, 2020	November 30, 2020	April 28, 2021	November 30, 2020	April 28, 2021	June 27, 2023
Grant date	April 20, 2021	April 20, 2021	June 21, 2021	June 21, 2021	June 22, 2022	June 22, 2022	July 20, 2023
Total number of stock options authorized	850,000	1,000,000	1,000,000	850,000	1,000,000	850,000	1,700,000
Total number of stock options granted	143,200	428,000	60,000	60,000	170,400	410,500	338,860
Starting date of the exercise of the stock options	April 20, 2022	April 20, 2022	June 21, 2022	June 21, 2022	June 22, 2023	June 22, 2023	July 20, 2023
Stock options expiry date(12)	April 20, 2031	April 20, 2031	June 21, 2031	June 21, 2031	June 22, 2032	June 22, 2032	July 20, 2033
Exercise price per stock option	€13.74	€13.74	€12.99	€12.99	€4.16	€4.16	€5.00
Number of shares subscribed as of December 31, 2023	—	—	—	—	—	—	—
Total number of stock options lapsed or cancelled as of December 31, 2023	103,000	72,000	—	—	24,210	16,000	20,000
Total number of stock options outstanding as of December 31, 2023	40,200	356,000	60,000	60,000	146,190	394,500	318,860
Maximum number of shares available for subscription as of December 31, 2023	30,134	—	—	40,000	—	140,500	—
Maximum total number of shares that can be issued	40,200	356,000	60,000	60,000	146,190	394,500	318,860
(1) All of the outstanding OSA 2016-1 Performance may be exercised
(2) All of the outstanding OSA 2016-2 may be exercised.
(3) All of the outstanding OSA 2017 Ordinary may be exercised.
(4) All of the outstanding OSA 2018 may be exercised, it being specified that the exercise of any OSA 2018 remains subject to the ongoing presence of the beneficiary within the Group (except for one employee). On April 14, 2022, the Executive Board decided to lift the ongoing presence condition to which the exercise of the OSA 2018 granted to Alain Dostie were subject.
(5) All of the outstanding OSA 2019-1 may be exercised.
(6) The outstanding OSA LLY 2019 may be exercised under the following conditions:
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
(7) All of the outstanding OSA 2020 may be exercised, subject to the ongoing presence of the beneficiary within the Group. The exercise of the OSA 2020 granted to members of the Executive Board and Alain Dostie, a then employee, is also subject to the achievement of positive results in the 1100 study in 2020. The satisfaction of this performance condition was acknowledged by the Executive Board, with the approval of the Supervisory Board, on March 17, 2021. By way of exception, on April 6, 2021, the Executive Board decided to accelerate the vesting of the 60,000 OSA 2020 granted to Philippe Mauberna, a former member of the Executive Board, effective June 30, 2021, enabling him to exercise all of them. On April 14, 2022, the Executive Board decided to lift the ongoing presence condition to which the exercise of the OSA 2020 granted to Alain Dostie were subject.
(8) As of the date of the report, two-third of the outstanding OSA 2021-04 Ordinary may be exercised. The OSA 2021-04 Ordinary may be exercised as follows:
• up to one-third of the OSA 2021-04 Ordinary as from April 20, 2022;
• an additional one-third of the OSA 2021-04 Ordinary as from April 20, 2023; and
• the balance, i.e., one-third of the OSA 2021-04 Ordinary as from April 20, 2024, subject to, for each increment, a continued service condition. In addition, the exercise of the OSA 2021-04 Ordinary granted to members of the executive board is subject to the determination of the recommended dose for two of the three patient cohorts enrolled in Study 1100, in order to be able to define the next stage of the development plan in immuno-oncology. The satisfaction of this performance condition was acknowledged by the Executive Board, with the approval of the Supervisory Board, on March 17, 2021. By way of exception, on May 23, 2023, the Executive Board decided to accelerate the vesting of the 10,000 OSA 2021-04 O granted to a former employee, effective May 30, 2023, enabling her to exercise all of them.
(9) The outstanding OSA 2021-04 Performance may be exercised under the following conditions:
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
(10) The outstanding OSA 2021-06 Performance may be exercised under the following conditions:
• 10% of the OSA 2021-06 Performance may be exercised when the market value of a Nanobiotix share on the regulated market of Euronext in Paris reaches €24;
• an additional 10% of the OSA 2021-06 Performance may be exercised when the market value of a Nanobiotix share on the regulated market of Euronext in Paris reaches €30;
• an additional 40% of the OSA 2021-06 Performance may be exercised when the market value of a Nanobiotix share on the regulated market of Euronext in Paris reaches €40; and
• an additional 40% of the OSA 2021-06 Performance may be exercised when the market value of a Nanobiotix share on the regulated market of Euronext in Paris reaches €60, it being specified that (i) among such OSA 2021-06 Performance that may be exercised, and subject to, for each increment, a continued service condition, their holders may only exercise (x) up to 10% of such OSA 2021-06 Performance as from June 21, 2022, (y) an additional 30% of such OSA 2021-06 Performance as from June 21, 2023 and (z) the balance, i.e., 60% of such OSA 2021-06 Performance as from June 21, 2024 and (ii) such additional vesting condition shall be automatically waived in the event of a change of control. The exercise of the OSA 2021-06 Performance were erroneously also subject to the determination of the recommended dose for two of the three patient cohorts enrolled in the NBTXR3-1100 clinical study, in order to be able to define the next stage of the development plan in immuno-oncology before June 21, 2022. On April 14,2022, the Executive Board decided to correct this error by deleting this development milestone, all other conditions attached to the vesting of the 60,000 OSA 2021-06 Performance remain unchanged
(11) The OSA 2021-06 Ordinary may be exercised as follows:
• up to one-third of the OSA 2021-06 Ordinary as from June 21, 2022;
• an additional one-third of the OSA 2021-06 Ordinary as from June 21, 2023; and
• the balance, i.e., one-third of the OSA 2021-06 Ordinary as from June 21, 2024, subject to, for each increment, a continued service condition. The exercise of the OSA 2021-06 Ordinary is also subject to the determination of the recommended dose for two of the three patient cohorts enrolled in Study 1100, in order to be able to define the next stage of the development plan in immuno-oncology before June 21, 2022. However, on April 14, 2022, the Executive Board decided to extend the date of realization of this condition to April 19, 2023. The satisfaction of this performance condition has been acknowledged by the Executive Board with the approval of the Supervisory Board dated March 28th, 2023.
(12) The outstanding OSA 2022-06 Performance may be exercised under the following conditions:
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
(13) The outstanding OSA 2022-06 Ordinary may be exercised as follows:
• up to one-third of the OSA 2022-06 Ordinary as from June 22, 2023;
• an additional one-third of the OSA 2022-06 Ordinary as from June 22, 2024; and
• the balance, i.e., one-third of the OSA 2022-06 Ordinary as from June 22, 2025, subject to, for each increment, a continued service condition.
(14) The outstanding OSA 2023-01 Ordinary may be exercised as follows:
• up to one-third of the OSA 2023-01 Ordinary as from July 20, 2024;
• an additional one-third of the OSA 2023-01 Ordinary as from June 20, 2025; and
• the balance, i.e., one-third of the OSA 2023-01 Ordinary as from June 20, 2026, subject to, for each increment, a continued service condition
(15) See also “ Stock Options (OSA) Term” and “—Stock Options (OSA)—Change in Control.”
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
Unless otherwise decided by our supervisory and executive boards, the AGA 2021 granted on April 20, 2021, the AGA 2022 granted on June 22,2022 and the AGA 2023 - P1 and the AGA 2023 - P2 granted on June 27, 2023 are subject to continued service during the acquisition period (i.e., during a 2-year period starting from the allotment date of the AGA); it being specified that, failing such continued service, the beneficiary definitively and irrevocably loses his or her right to acquire the relevant AGA 2021 or AGA 2022 or AGA 2023 - P1 or AGA 2023 - P2.
In accordance with the AGA Plans, the executive board decided to lift, for three of our employees, the continued service condition to which the definitive acquisition of their AGA 2021, as applicable, is subject, notwithstanding the termination of their employment agreement. The executive board also decided to lift, for one of our employees, the continued service condition to which the definitive acquisition of their AGA 2023-P1, as applicable, is subject, notwithstanding the termination of their employment agreement.
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
As of December 31, 2023, the following types of free shares that we have issued are outstanding:

Grant	AGA 2021 (1)	AGA 2022 (2)	AGA 2023 - P1 (3)	AGA 2023 - P2 (4)
Date of the shareholders meeting	November 30, 2020	April 28, 2021	June 27, 2023	June 27, 2023
Grant date	April 20, 2021	June 22, 2022	June 27, 2023	June 27, 2023
Total number of free shares authorized	850,000	850,000	1,200,000	1,200,000
Total number of free shares granted	362,515	300,039	427,110	439,210
Date of acquisition (end of the acquisition period)	April 20, 2023	June 22, 2024	June 27, 2025	June 27, 2025
Duration of the holding period	1 year	1 year	1 year	1 year
Number of shares acquired as of December 31, 2023	354,510	—	—	—
Total number of free shares lapsed or cancelled as of December 31, 2023	8,005	6,263	26,150	6,650
Total number of free shares outstanding as of December 31, 2023	—	293,776	400,960	432,560
Maximum total number of shares that may be created	—	293,776	400,960	432,560
(1) The AGA 2021 granted to members of the Executive Board were conditioned upon the determination of the recommended dose for two out of the three patient cohorts enrolled in the NBTXR-1100 clinical study in order to define the next steps of the immuno - oncology development plan before April 20, 2022. However, on April 14, 2022, the Executive Board decided to extend the date of realization of this condition to April 19, 2023. The satisfaction of this condition was acknowledged by the Executive Board March 28, 2023. The AGA 2021 were definitively acquired on April 20, 2023 and are subject to a one-year holding period that will end on April 20, 2024.
(2) The AGA 2022 granted to members of the executive board are conditioned upon the achievement of three of the six below events within the next 24-month period upon attribution:
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
(3) The AGA 2023 P1 granted to members of the executive board are conditioned upon the achievement of three of the seven below events in the next 24 months upon attribution:
•Establish a collaboration / development deal with a pharma or industry (signed term sheet);
•Non-dilutive financing to reach interim readout;
•Double share price as compared to weighted average value of the first 6 months of 2023 or share price to outperform a biotech index over the next 12 months starting at attribution date;
•Launch a new trial IO combo with NBTXR3;
•2 new trials launched by our partner(s);
•Complete half of the patients recruitment of 312 (to exceed the number needed for the Futility Analysis);
•Positive data in phase I pancreatic cancer allowing to consider moving into next clinical phase.
The satisfaction of each of this condition must be acknowledged by the executive board, with the prior approval of the supervisory board. Furthermore, the AGA 2023 P1 will be subject to a one-year holding period starting at the end of the two-year acquisition period, i.e. starting June 27, 2025. The definitive acquisition of the free shares is conditional on the beneficiaries' presence in the Group at the end of the vesting period.
(4) The AGA 2023 P2 granted to members of the executive board or employees are conditioned upon the achievement of the conditions below in the next 24 months upon attribution:
•Closing of a collaboration/development deal with the pharmaceutical partner mentioned in the press release of the Company issued on May 5, 2023; and
•The achievement of one of the two following events:
o the dosing of the 50th patient in the NANORAY-312 study; or
o the start by such pharmaceutical partner of a clinical trial in one indication.
The satisfaction of each of this condition must be acknowledged by the executive board, with the prior approval of the supervisory board. Furthermore, the AGA 2023 P2 will be subject to a one-year holding period starting at the end of the two-year acquisition period, i.e. starting June 27, 2025. The definitive acquisition of the free shares is conditional on the beneficiaries' presence in the Group at the end of the vesting period.
(5) See also “—Free Shares (AGA)—Vesting” and “—Free Shares (AGA)—Change In Control.”

Compensation recovery policy

In October 2022, the SEC adopted rules, pursuant to Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requiring national securities exchanges and national securities associations, such as Nasdaq, to amend their relevant listing standards no later than November 28, 2023 to require listed companies to adopt a written compensation recovery (clawback) policy providing for the recovery, in the event of a required accounting restatement, of incentive-based compensation received by the Chief Executive Officer and certain other “executive officers” as defined in Rule 10D-1(d) under the Exchange Act that is wholly or partially contingent on the attainment of financial performance criteria based on reported financial information that has been determined to be erroneous and has required restatement of the financial statements for accounting purposes. On September 21, 2023, our supervisory board adopted a written compensation recovery policy. That policy is now in force with respect to executive officers, subject to compliance with applicable local laws and is included as exhibit 97.1 to this report for the year ended December 31, 2023.
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
We currently have four members of the supervisory board. The following table sets forth the names of the members of the supervisory board, the year of their initial appointment as members or observer of the supervisory board and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Current Term Expiration Year
Dr. Gary Phillips	Chairman	2021	2028
Ms. Anne-Marie Graffin	Vice Chairwoman	2013	2024
Dr. Alain Herrera, M.D.	Member	2013	2024
Mr. Enno Spillner	Member	2014	2026
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
Finally, we follow French law with respect to shareholder approval requirements in lieu of the various shareholder approval of Nasdaq Rule 5635, which requires a Nasdaq listed company to obtain shareholder approval prior to certain issuances of securities, including: (a) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Rule 5635(a)); (b) issuances or potential issuances that will result in a change of control of us (Rule 5635(b) ; (c) issuances in connection with equity compensation; and (d) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Rule 5635(d)).

Under French law our shareholders may approve issuances of equity, as a general matter through the adoption of delegation of authority resolutions at the Company’s shareholders’ meeting pursuant to which shareholders may delegate their authority to the Executive Board to increase the Company’s share capital within specified parameters set by the shareholders, which may include a time limitation to carry out the share capital increase, the cancellation of their preferential subscription rights to the benefit of named persons or a category of persons, specified price limitations and/or specific or aggregate limitations on the size of the share capital increase. Due to differences between French law and corporate governance practices and Nasdaq Rule 5635, we follow our French home country practice, rather than complying with this Nasdaq rule.

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
Currently, the audit committee is comprised of two members: Enno Spillner (chairman and independent member) and Gary Phillips (independent member). The Supervisory Board has determined that Enno Spillner is an “audit committee financial expert,” as defined by SEC rules and regulations, and that each member qualifies as financially sophisticated under the Nasdaq listing rules.
The audit committee met five (5) times during the 2023 financial year.

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
The Appointments and Compensation Committee met six (6) times during the 2023 financial year.

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

D. Employees
As of December 31, 2023, we had 102 full-time employees. Of our full-time employees 76 are engaged in research and development and 35 hold a doctorate in medicine, pharmacy or science.
As of December 31, 2023, 91 of our employees were located in Europe and 11 of our employees were located in the United States. None of our employees is subject to a collective bargaining agreement.
We consider our relationship with our employees to be good.
E. Share Ownership
For information regarding the share ownership of our Supervisory and Executive Board members, see “Item 6B.Compensation” and “Item 7A. Major Shareholders.”

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 24, 2024 for:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
•each of our supervisory board members and executive board members; and
•all of our supervisory board members and executive board members as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of April 24, 2024. The percentage ownership information shown in the table is based upon 47,133,328 ordinary shares outstanding as of April 24, 2024. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to founders’ warrants, warrants, stock options and free shares held by that person that are immediately exercisable or exercisable within 60 days of April 24, 2024.
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

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number of shares	%	Number of voting rights	%
5% Shareholders
Johnson & Johnson Innovation-JJDC, Inc.(1)	5,623,816	11.93	5,623,816	11.52
Qatar Investment Authority(2)	4,298,507	9.12	4,298,507	8.80
Entities affiliated with Invus Public Equities, L.P.(3)	4,260,176	9.04	4,260,176	8.73
Baillie Gifford & Co.(4)	2,869,030	6.09	2,869,030	5.88
Supervisory Board and Executive Board Members:
Laurent Levy, Ph.D.(5)	1,590,960	3.38	2,418,520	5.22
Anne-Juliette Hermant (6)	258,333	[*]	211,667	[*]
Bart Van Rhijn(7)	160,000	[*]	60,000	[*]
Alain Herrera, M.D.	—	[*]	—	[*]
Anne-Marie Graffin	—	[*]	—	[*]
Gary Phillips	—	[*]	—	[*]
Enno Spillner	—	[*]	—	[*]
All Supervisory Board and Executive Board members as a group (8 persons)	2,009,293	4.26	2,690,187	6.18
* Represents beneficial ownership of less than 1%.
(1)Consists of 5,623,816 restricted ADSs. Amounts beneficially owned by entities affiliated with JJDC were reported pursuant to a Schedule 13G/A filed with the SEC on November 16, 2023 by such entities. The registered office of JJDC is 410 George Street, New Brunswick, NJ 08901.
(2)Consists of 4,298,507 ADSs. Amounts beneficially owned by the Qatar Investment Authority were reported pursuant to a Schedule 13G filed with the SEC on February 8, 2024 by the Qatar Investment Authority. The registered office of the Qatar Investment Authority is Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, P.O. Box 23224, Qatar.
(3)Consists of 4,260,176 ordinary shares. Amounts beneficially owned by entities affiliated with Invus Public Equities, L.P. (“Invus”).
(4)Consists of 2,869,030 ADSs. Amounts beneficially owned by Baillie Gifford & Co. The registered office of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.
(5)Consists of 1,139,060 ordinary shares and 451,900 ordinary shares issuable upon exercise of founders’ warrants, stock options and free shares. To the knowledge of the Company, Laurent Levy has pledged 1,139,060 ordinary shares.

(6)Consists of 140,000 ordinary shares and 118,333 ordinary shares issuable upon exercise of stock options and free shares.
(7)Consists of 160,000 ordinary shares issuable upon exercise of stock options.
Voting Rights
A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years. Any of our principal shareholders who have held our ordinary shares in registered form for at least two years have this double voting right. Other than as stated above, none of our principal shareholders has voting rights different than our other shareholders.
Shareholders in the United States
As of December 31, 2023, we estimate that approximately 35% of our outstanding ordinary shares were held in the United States.

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
Equity Awards
Since January 1, 2024, we have not granted equity awards to any of our directors and executive officers.
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
Upon recommendation of our executive board, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders. The amount of our share capital plus the amount of our legal and other reserves which may not be distributed was equal to €1.4 million on December 31, 2023. Moreover, the statutory accumulated deficit is €270.3 million as of December 31, 2023.
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
YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING AND DISPOSING OF THE ADSs IN YOUR PARTICULAR SITUATION.
You are a “U.S. holder” if you are a beneficial owner of ADSs or are treated for U.S. federal income tax purposes as:
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
Although this matter is not free from doubt, we do not believe that we were a PFIC for the taxable year ended December 31, 2023. No assurances may be given at this time as to our PFIC status for the taxable year ending December 31, 2024 or subsequent taxable years. Our PFIC status must be determined annually and therefore is subject to change. Because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of our income (including whether reimbursements of certain refundable research tax credits will constitute gross income for purpose of the PFIC income test), as well as on the market valuation of our assets and our spending schedule for our cash balances, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we were not a PFIC, that we are not or will not become a PFIC or that the IRS will agree with our conclusion regarding our PFIC status. If we are not a PFIC during any taxable year in which you hold ADSs, then the remainder of the discussion under “Taxation—Material U.S. Federal Income Tax Considerations,” outside of this “—PFIC Considerations” portion may be relevant to you. U.S. holders should consult their tax advisors as to the applicability of the PFIC rules.
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
Subject to the PFIC rules described above under “—PFIC Considerations,” dividends paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) such non-U.S. corporation is eligible for the benefits of certain U.S. treaties or the dividend is paid by such non-U.S. corporation with respect to stock that is readily tradable on an established securities market in the United States, (b) the U.S. holder receiving such dividend is an individual, estate, or trust, (c) such dividend is paid on shares that have been held by such U.S. holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date,” and (d) we are not a PFIC in the year of the dividend or the immediately preceding year. If the requirements of the immediately preceding paragraph are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. holder, including a U.S. holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). As discussed above under “—PFIC Considerations,” it is not yet known whether we will be a PFIC for taxable years ending after December 31, 2023. The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the dividend rules.
The amount of the dividend will include any amounts withheld by the Company in respect of French taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury and the Final FTC Treasury Regulations (as defined below), French income taxes withheld from dividends on ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. holder’s U.S. federal income tax liability. Treasury regulations issued on December 28, 2021, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021, or (the “Final FTC Treasury Regulations”), impose additional requirements for foreign taxes to be eligible for credit. However, the IRS has indicated that taxpayers may defer the application of many of the additional requirements until further notice. U.S. holders should consult their tax advisors regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on ADSs or ordinary shares, including under the Final FTC Treasury Regulations.
Dividends received generally will be income from non-U.S. sources, which may be relevant in calculating your U.S. foreign tax credit limitation. Such non-U.S. source income generally will be “passive category income,” or in certain cases “general category income” or “foreign branch income”, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. The rules with respect to the foreign tax credit are complex and involve the application of rules that depend upon a U.S. holder’s particular circumstances. You should consult your own tax advisor to determine the foreign tax credit implications of owning the ADSs.
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

Taxation of Sale, Exchange or other Disposition of ADSs
U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder and you sell, exchange or otherwise dispose of your ADSs, you generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the value of the amount realized and your tax basis in those ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if you have held the ADSs for more than one year. Long-term capital gains of U.S. holders who are individuals (as well as certain trusts and estates) are generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations. As discussed above under “—PFIC Considerations,” it is not yet known whether we will be a PFIC for taxable years ending after December 31, 2023.
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
A list of French relevant companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the French Tax Code is published annually by the French tax authorities. As of December 1, 2023, our market capitalization did not exceed €1 billion.
As a result, the ADSs are not currently within the scope of the FTT. Purchases of our ADSs may however become subject to the FTT if our market capitalization exceeds €1.0 billion.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk
We use the euro as our functional currency and the substantial majority of our operations are denominated in euros. Exposure to foreign currency exchange risk is mainly derived from certain of its revenue. Under the global licensing, co-development, and commercialization agreement with Janssen, and previously under its License Agreement with LianBio, the Company has received payments in U.S dollars. Additionally, the Company is also exposed through intragroup transactions between Nanobiotix S.A. and its U.S. subsidiaries, for which the functional currency is the U.S. dollar, as well as trade relations with customers and suppliers outside the euro zone.
As of the date of this Annual Report, we have not used hedging to protect our business against exchange rate fluctuations. However, a significant increase in business activity in jurisdictions in which currencies other than the euro are used could lead to greater exposure to currency risk. As of December 31, 2023, we recorded net foreign exchange losses for an amount of €2.1 million, compared to net foreign exchange gains of €2.1 million as of December 31, 2022, mainly as a result of USD current account, amounting to $42.3 million at the end of 2023, compared to $15.4 million at the end of 2022 with a $/€ exchange rate decrease. These USD current accounts increased during the second semester of 2023 with the $30 million upfront paid by Janssen further to the signing of the Janssen Agreement and with the net proceeds from the Company’s equity offering amounting to $44.1 million. Since then, the proceeds have been held in US dollars on our current account, are used to pay services invoiced in USD and resulted in foreign exchange losses due to unfavorable currency exchange movements especially in the fourth quarter of 2023.

Interest Rate Risk
Our exposure to interest rate risk is primarily related to our cash equivalents and investment securities, which consist of money market mutual funds (SICAVs). We had cash and cash equivalents of €75.3 million as of December 31, 2023 compared to €41.4 million and €83.9 million respectively as of December 31, 2022 and December 31, 2021, which amounts at each date consisted of bank accounts and short-term deposits. Changes in interest rates have a direct impact on the interest earned from these investments and the cash flows generated; however, historical fluctuations in interest income have not been significant.
As of December 31, 2023 loans issued by the Company are exclusively fixed rate loans and thus our exposure to interest rate and market risk is deemed low.
Variable interests on the EIB loan are royalty-based and are not subject to market rate risks.

Liquidity risk
Liquidity risk arises from our financial liabilities and significant expenses related to development and manufacturing of nanotechnology product and conducting clinical studies. We have incurred operating losses since inception in 2005 and expect to continue to incur significant losses in the near term.
As of December 31, 2023, we had cash and cash equivalents of €75.3 million, which mainly consist of cash and cash equivalents. Our current level of cash and cash equivalents is expected to be sufficient to meet our projected financial obligations and fund our operations beyond the next twelve months from the date of authorization for issuance of these consolidated statements.
As of October 2023, we are no longer subject to the minimum cash and cash equivalents covenant under the EIB loan (See Note 4.4 - Financing Agreement with the European Investment Bank (“EIB”)).
Additionally, the Equity Line (PACEO), signed with Kepler Cheuvreux and executed in May 2022, remains available to provide financing flexibility until its expiration in September 2024.

In the longer term, we may seek additional liquidity through product or royalty financing, new business development partnerships, collaborative or strategic alliances, additional financing through public or private offerings of capital or debt securities, grants, subsidies, and through the implementation of cash preservation activities to reduce or defer discretionary spending.

Credit risk
Credit risk arises from cash and cash equivalents, derivative instruments and deposits with banks and other financial institutions as well as from exposure to customer credit, in particular unpaid receivables and transaction commitments.
The credit risk related to cash and cash equivalents and to current financial instruments is not material given the quality of the relevant financial institutions. Our exposure to credit risk chiefly stems from trade receivables for two customers (LianBio and Janssen) as of December 31, 2023. Due to the limited number of customers, we appropriately monitors receivables and their payment and clearance. We enter into such transactions only with highly reputable, financially sound counterparts.

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

ITEM 15. CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures
Our management, with the participation of our Chairman of the Executive Board (principal executive officer) and our chief financial officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F.
Based on the foregoing, our Chairman of the Executive Board (principal executive officer) and chief financial officer (principal financial officer) have concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective because of the existence of a material weakness in internal control over financial reporting.
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
Under the supervision and with the participation of our management, including our Chairman of the Executive Board (principal executive officer) and our chief financial officer (principal financial officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the guidelines established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
As previously reported in our 2022 Annual Report, our management concluded that as of December 31, 2022 our internal control over financial reporting was not effective due to the existence of a material weakness in internal control over financial reporting, previously disclosed in Item 15.B of our annual report on Form 20-F for the fiscal year ended December 31, 2022, related to a lack of supervisory personnel with the appropriate level of technical accounting experience and training to comply with International Financial Reporting Standards and with SEC reporting obligations, and sufficient processes and procedures, particularly in the areas of complex, judgmental areas such as assessing the company’s ability to continue as a going concern and the valuation of complex debt instruments.
In 2023, our management implemented significant effort to improve and strengthen our internal controls to remedy the material weakness that existed at December 31, 2022, including:

•Improving our level of analysis and provided further monitoring of our key topics, including financial risk, or other areas impacting the assessment of the going concern, or significant judgment and estimates, or impacts of financial debts covenants;
•Training our accounting and finance team, to develop and implement stronger internal controls and appropriate level of supervision, together with appropriate reporting procedures, particularly in the areas of complex and judgmental areas;
•Improving the review and monitoring control over the measurement of fair value of financial instruments;
•Implementing systematic reviews of proposed valuation underlying assumptions provided by third-party valuation experts.
Despite remediation efforts during 2023, our management concluded that our internal control over financial reporting was not effective because of the recurring existence of a material weakness in internal control over financial reporting related to a lack of supervisory personnel with the appropriate level of technical accounting experience and training to comply with International Financial Reporting Standards and with SEC reporting obligations, and sufficient processes and procedures, including oversight of advisors, particularly in complex and judgmental areas such as assessing the accounting treatment for licensing agreements, securities purchase agreements, and novation agreements.
In response to the material weakness described above, the Company’s management has implemented a remediation plan since December 31, 2023, which includes the following:
•continue to improve our level of analysis and provide further monitoring of our key topics, including financial risk or significant judgment and estimates such as assessing the accounting treatment for licensing agreements, securities purchase agreements, and novation agreements;
•continue to train our accounting and finance team, to keep developing and implementing stronger internal controls and appropriate level of supervision, together with appropriate reporting procedures, particularly in the areas of complex and judgmental areas; and
•continue to implement systematic reviews of proposed technical analysis provided by third-party experts.
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
Notwithstanding this material weakness and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2023, our management, including our Chairman of the Executive Board (principal executive officer) and our chief financial officer (principal financial officer), believe that the consolidated financial statements contained in this Annual Report as of December 31, 2023 present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.
C. Attestation Report of the Registered Public Accounting Firm
Because we qualify as an emerging growth company under the JOBS Act, this Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as required by Section 404(b) of the Sarbanes Oxley Act of 2002.
D. Changes in Control over Financial Reporting
There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Currently, our audit committee is comprised of two members: Mr. Enno Spillner (chairman) and Mr. Gary Phillips. Our supervisory board has determined that Mr. Spillner is an “audit committee financial expert,” as defined by SEC rules and regulations, and that each member qualifies as financially sophisticated under the Nasdaq listing rules. Messrs. Spillner and Phillips are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Ernst & Young et Autres, or Ernst & Young, has served as our independent registered public accounting firm for 2021, 2022 and 2023. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended December 31,
(in thousands of euros)	2023	2022	2021
Audit Fees	747	756	655
Audit-Related Fees	166	70	100
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	913	826	755

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. In 2023, 2022 and 2021, “Audit Fees” also includes fees billed for professional services regarding our initial public offering.
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

Audit and Non-Audit Services Pre-Approval Policy
The audit committee has responsibility for appointing, setting compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the audit committee, it requires specific pre-approval by the audit committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the audit committee. All audit and non-audit services rendered by our independent registered public accounting firm in 2023 were pre-approved by the audit committee.
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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
The term of office of Ernst & Young et Autres, independent registered public accounting firm since 2012, will expire at the end of the Annual Shareholders’ Meeting called in 2024 to approve the financial statements for the financial year ending December 31, 2023.
The selection procedure of the auditors to be appointed at the Annual Shareholders’ Meeting in 2024 was overseen by the Audit Committee, following which a recommendation to the Executive Board was issued.
The Supervisory Board of the Company, at its meeting held on February 09, 2024, approved the Executive Board decision based on Audit Committee’s recommendation and decided to propose the appointment of KPMG SA as independent registered public accounting firm. Consequently, the Supervisory Board of the Company will propose to the Annual Shareholders’ Meeting called to approve the financial statements for the financial year ending December 31, 2023 to be held within the first half of 2024 to appoint KPMG SA as new independent registered public accounting firm for a 6 year term, i.e. until the Annual Shareholders’ Meeting to be held in 2030 to approve the financial statements for the year 2029.
The reports of Ernst & Young et Autres on the consolidated financial statements for each of the years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that the report for the year ended December 31, 2022 included an explanatory paragraph on the Company’s ability to continue as a going concern. During each of the years ended December 31, 2023 and 2022:
–As described in Item 16.F.(a)(1)(iv) of the Instructions to Form 20-F and the instructions to Item 16.F, there were no “disagreements” between Nanobiotix and Ernst & Young et Autres on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement(s), if not resolved to Ernst & Young et Autres’ satisfaction, would have caused Ernst & Young et Autres to make reference to the subject matter of the disagreement(s) in connection with its report; and
–As defined in Item 16.F(a)(1)(v) of the Instructions to Form 20-F, there were no “reportable events”, except as it relates to the identification of a material weakness in internal control over financial reporting as disclosed in Item 15.B of the Company’s 2022 Annual Report and Item 15.B of the Company's 2023 Annual Report.
During the Company’s two most recent fiscal years, and any subsequent interim period prior to engaging KPMG SA (such engagement will be subject to the vote of shareholders at the next annual shareholders’ meeting), neither the Company, nor anyone on its behalf, has consulted KPMG SA regarding:
–either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the registrant’s financial statements; and neither a written report was provided to the Company, nor oral advice was provided, that KPMG SA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue;
–or any matter that was either the subject of a disagreement (as described in Item 16.F(a)(1)(iv) of the Instructions to Form 20-F and the related instructions to this Item) or a reportable event (as defined in Item 16F(a)(1)(v) of the Instructions to Form 20-F).
The Company has furnished Ernst & Young et Autres with a copy of the statements made under this Item 16.F and requested that Ernst & Young et Autres furnish a letter addressed to the SEC stating whether or not it agrees with the above statements and, if not, stating the respects in which it does not agree.

A copy of Ernst & Young et Autres’ letter, dated April 24, 2024, is filed as Exhibit 15.2 to this Annual Report on Form 20-F.

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
Under French law, the audit committee may only have an advisory role and the appointment of our statutory auditors, in particular, must be approved by our shareholders at our annual meeting. Therefore, in accordance with Rule 10A-3, our audit committee only has an advisory role with respect to the aforementioned responsibilities. Under French law, an audit committee may have only two members, whereas Nasdaq listing standards require a three-member audit committee. We currently have only two members on our audit committee in accordance with French law. French law does not require our independent directors to hold regularly scheduled meetings at which only independent directors are present. We currently to follow home country practice in this regard, although, if the independent directors decide to meet in such executive sessions, they may do so.
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
Finally, we follow French law with respect to shareholder approval requirements in lieu of the various shareholder approval requirements of Nasdaq Rule 5635, which requires a Nasdaq listed company to obtain shareholder approval prior to certain issuances of securities, including: (a) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Rule 5635(a)); (b) issuances or potential issuances that will result in a change of control of us (Rule 5635(b)); (c) issuances in connection with equity compensation arrangements (Rule 5635(c)); and (d) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Rule 5635(d)). Under French law, our shareholders may approve issuances of equity, as a general matter, through the adoption of delegation of authority resolutions at the Company’s shareholders’ meeting pursuant to which shareholders may delegate their authority to the Executive Board to increase the Company’s share capital within specified parameters set by the shareholders, which may include a time limitation to carry out the share capital increase, the cancellation of their preferential subscription rights to the benefit of named persons or a category of persons, specified price limitations and/or specific or aggregate limitations on the size of the share capital increase. Due to differences between French law and corporate governance practices and Nasdaq Rule 5635, we follow our French home country practice, rather than complying with this Nasdaq rule.

ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J. INSIDER TRADING POLICIES
Pursuant to applicable SEC guidance, the disclosure required by Item 16J will only be applicable to the Company for the fiscal year ending on December 31, 2024.

ITEM 16K. CYBERSECURITY
Risk Management and Strategy
We have designed a cybersecurity risk management program intended to safeguard the confidentiality, integrity and availability of the information we collect and process and to prevent unauthorized access to our IT systems and data. This cybersecurity program, which is anchored in a risk-based approach, is managed by our executive board with oversight from our supervisory board.
Our cybersecurity risk management is an integral part of our enterprise risk management framework.
Our IT team has dedicated personnel whose responsibilities include preventing and monitoring cybersecurity threats and is responsible for ensuring internal security compliance and for managing IT vendors. The IT team’s cybersecurity strategy includes methodologies and analytics, which are designed to facilitate cyber resilience, minimize attack surfaces, and provide flexibility and scalability in its ability to address cybersecurity risks and threats. Our IT team, situated within the financial department, allocates and manages organizational responsibilities for maintaining a security approach for our IT systems and for establishing the IT security measures to be in place.
Within this framework, we engage external resources that align with our organizational risk management program, including by engaging third-party contract research organization (CRO) that maintain secure processes for the handling, processing and storing of key patient and clinical trial data. We have processes designed to identify, assess, and manage third party service provider risks when such third parties handle, possess, process, and store the Company's material information.
Our cybersecurity risk management program includes steps for identifying and assessing the severity of cybersecurity threats, implementing countermeasures and mitigation strategies, and informing executive and supervisory boards of material cybersecurity incidents (see below Cybersecurity Governance) with:
•secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users;
•risk assessments designed to help identify material cybersecurity risks to our critical enterprise IT environment;
•the use of external service consultant, where appropriate, to assess or test with aspects of our security controls;
•a defined process for registration, classification and escalation of any incidents to the IT team; and security awareness and training campaigns for Company employees.
As of the date of this Annual Report, we do not believe that any past cybersecurity incidents have had, or are reasonably likely to have had, a material adverse effect on our business, operations, or financial condition. However, there can be no assurance that our cybersecurity processes will prevent or mitigate cybersecurity incidents or threats, and it is possible that these events may occur and could have a material adverse effect on our business, operations, or financial condition. See “Risk Factors - Item 3D” In this Annual Report.
Cybersecurity Governance
Our IT team reports to the executive board of the Company, which is responsible for the day-to-day implementation of our enterprise risk management, enabling alignment of our cybersecurity strategy with our overall business strategy.

The executive board will receive on a regular basis updates from the IT team on the status of the cybersecurity program, emerging cybersecurity threats and risks, long-term cybersecurity investments and strategies, and oversight of the cybersecurity program. In addition, the IT team updates in a timely manner the executive board regarding any material cybersecurity incidents.
The supervisory board, with support from the audit committee, oversees our risk management. The executive board reports the status of our cybersecurity risk management to the audit committee of the supervisory board and, periodically, to the supervisory board. Our incident response plan is designed to ensure that any material cybersecurity incident is promptly reported to our supervisory board.

PART III

ITEM 17. FINANCIAL STATEMENTS
See pages F-1 through F-63 of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS
Not applicable.

ITEM 19. EXHIBITS
Exhibit Index

The following exhibits are filed as part of this Annual Report:

Exhibit	Number Description of Exhibit	Schedule/Form	File Number	Exhibit	File Date
1.1*	By-laws (statuts) of the registrant (English translation)	20-F	001-39777	1.1	April 24, 2023
2.1*	Deposit Agreement, by and among Nanobiotix S.A. and Citibank, N.A., as Depositary, and the holders and beneficial owners of American Depositary Shares, dated as of December 15, 2020	F-3	333-262545	4.2	February 4, 2022
2.2*	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-250707	Included in 4.2	November 20, 2020
2.3*	Description of Securities registered under Section 12 of the Exchange Act	20-F	001-39777	2.3	April 24, 2023
2.4	Registration Rights Agreement, by and between Nanobiotix S.A. and Johnson & Johnson Innovation JJDC, Inc., dated as of September 11, 2023				Filed herewith
2.5	Omnibus Restricted ADS Letter Agreement and PIPE Securities Letter Agreement, by and between Nanobiotix S.A. and Citibank, N.A., as Depositary, dated as of July 19, 2023				Filed herewith
4.1†^*	Finance Contract, by and between the European Investment Bank and Nanobiotix S.A., dated as of July 26, 2018 (the “EIB Finance Contract”)	F-1	333-250707	10.3	November 20, 2020
4.2*	Amendment to the EIB Finance Contract, by and between the European Investment Bank and Nanobiotix S.A., dated as of July 20, 2020	F-1	333-250707	10.4	November 20, 2020
4.2.1†*	Amendment Agreement No. 1 to the EIB Finance Contract, by and between the European Investment Bank and Nanobiotix S.A., dated as of October 18, 2022	20-F	001-39777	4.2	April 24, 2023
4.2.2	Amendment Agreement n°2 in relation to the Finance Contract signed on 26 July 2018, as amended by an amendment agreement dated 18 October 2022				Filed herewith
4.3†^*	Royalty Agreement, by and between the European Investment Bank and Nanobiotix S.A., dated as of July 26, 2018	F-1	333-250707	10.5	November 20, 2020
4.3.1†	Amendment to the Royalty Agreement, by and between the European Investment Bank and Nanobiotix S.A., dated as of October 18, 2022	20-F	001-39777	4.3.1	April 24, 2023
4.3.2	Amendment Agreement n°2 to a royalty agreement dated 26 July 2018, as amended by an amendment agreement dated 18 October 2022				Filed herewith
4.4†^*	Amended and Restated Strategic Collaboration Agreement, by and between The University of Texas M.D. Anderson Cancer Center and Nanobiotix S.A., dated as of January 23, 2020	F-1	333-250707	10.6	November 20, 2020
4.4.1†^	Amendment No. 1 to Amended and Restated Strategic Collaboration Agreement, by and between The University of Texas M.D. Anderson Cancer Center and Nanobiotix S.A., dated as of June 4, 2021	20-F	001-39777	4.4.1	April 24, 2023
4.5†*	License, Development and Commercialization Agreement, by and between Nanobiotix S.A. and LianBio Oncology Limited, dated as of May 11, 2021	20-F	001-39777	4.5	April 8, 2022
4.5.1	Assignment Agreement of the Asia Development Agreement between LianBio and Janssen				Filed herewith

4.6	License Agreement dated July 7, 2023 between the Company and Janssen Pharmaceutica NV, one of the Janssen Pharmaceutical Companies of Johnson & Johnson				Filed herewith
4.7*	Summary of HSBC France Loan, by and between HSBC France and Nanobiotix S.A., dated as of June 22, 2020	20-F	001-39777	4.6	April 24, 2023
4.8*	Summary of Bpifrance Loan, by and between Bpifrance Financement and Nanobiotix S.A., dated as of July 10, 2020	20-F	001-39777	4.7	April 24, 2023
4.9*	Summary of BSA Plans	F-1	333-250707	10.7	November 20, 2020
4.10*#	Summary of BSPCE Plans	F-1	333-250707	10.8	November 20, 2020
4.11*#	2016 Stock Option Plan	F-1	333-250707	10.9	November 20, 2020
4.12*#	2016-2 Stock Option Plan	F-1	333-250707	10.10	November 20, 2020
4.13*#	2017 Stock Option Plan	F-1	333-250707	10.11	November 20, 2020
4.14*#	2018 Stock Option Plan	F-1	333-250707	10.12	November 20, 2020
4.15*#	2019 Stock Option Plan	F-1	333-250707	10.13	November 20, 2020
4.16*#	LLY 2019 Stock Option Plan	F-1	333-250707	10.14	November 20, 2020
4.17*#	Summary of Free Share Plans	F-1	333-250707	10.15	November 20, 2020
4.18*#	2020 Stock Option Plan	20-F/A	001-39777	4.16	April 8, 2021
4.19*#	Summary of BSA Plan	20-F/A	001-39777	4.17	April 8, 2021
4.20*#	Summary of Free share Plan	20-F/A	001-39777	4.18	April 8, 2021
4.21#	2021 Stock Option Plan	S-8	333-257239	99.2	June 21, 2021
4.22	2023 Stock Option Plan				Filed herewith
4.23*	Autonomous First Demand Guarantee, by and between the European Investment Bank and Nanobiotix Corp., dated as of October 18, 2022	20-F	001-39777	4.21	April 24, 2023
8.1*	List of Subsidiaries of the Registrant	F-1	333-250707	21.1	November 20, 2020
12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith
15.1	Consent of Ernst & Young et Autres				Filed herewith
15.2	Letter from Ernst & Young et Autres pursuant to Item 16F				Filed herewith
97	Compensation Recoupment Policy				Filed herewith
101	The following materials from Nanobiotix S.A.’s Report
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
# Indicates a management contract or any compensatory plan, contract or arrangement.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Annual Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021:	Page
Report of Independent Registered Public Accounting Firm - PCAOB ID: 1704	F-1
Statements of Consolidated Financial Position as of December 31, 2023 and 2022	F-2
Statements of Consolidated Operations for the Years Ended December 31, 2023, 2022 and 2021	F-3
Statements of Consolidated Comprehensive Loss for the Years Ended December 31, 2023, 2022 and 2021	F-4
Statements of Consolidated Changes in Shareholders’ Equity for the Years Ended December 31, 2023, 2022 and 2021	F-5
Statements of Consolidated Cash Flows for the Years Ended December 31, 2023, 2022 and 2021	F-6
Notes to the Audited Consolidated Financial Statements as of December 31, 2023, 2022 and 2021, and for the years ended December 31, 2023, 2022 and 2021	F-7
Auditor Name: Ernst & Young et Autres                Auditor Location: Courbevoie, France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of Nanobiotix S.A.,

Opinion on the Financial Statements
We have audited the accompanying statements of consolidated financial position of Nanobiotix S.A. (“the Company”) as of December 31, 2023 and 2022, the related statements of consolidated operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its consolidated operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with International Financial Reporting Standards as endorsed by the European Union.

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

Paris-La Défense, France
April 24, 2024

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION
(Amounts in thousands of euros)

		As of December 31,
	Notes	2023	2022
ASSETS
Non-current assets
Intangible assets	5	8	1
Property, plant and equipment	6	6,251	7,120
Non-current financial assets	7	299	291
Total non-current assets		6,558	7,412
Current assets
Trade receivables	8.1	905	101
Other current assets	8.2	9,088	10,868
Contract Assets - Current	8.3	2,062	—
Cash and cash equivalents	9.0	75,283	41,388
Total current assets		87,339	52,358
TOTAL ASSETS		93,897	59,769

		As of December 31,
	Notes	2023	2022
LIABILITIES AND SHAREHOLDER’S EQUITY
Shareholders’ equity
Share capital	10.1	1,414	1,046
Premiums related to share capital	10.1	312,742	255,760
Accumulated other comprehensive income		738	700
Treasury shares		(228)	(228)
Reserve		(276,810)	(227,282)
Net loss for the period		(39,700)	(57,041)
Total shareholders’ equity		(1,843)	(27,045)
Non-current liabilities
Non-current provisions	11.2	323	270
Non-current financial liabilities	12	45,543	48,608
Total non-current liabilities		45,866	48,878
Current liabilities
Current provisions	11.1	760	327
Current financial liabilities	12	5,022	4,560
Trade payables and other payables	13.1	18,237	9,621
Other current liabilities	13.2	7,627	6,855
Deferred income	13.3	128	55
Current contract liabilities	13.3	18,100	16,518
Total current liabilities		49,873	37,936
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		93,897	59,769

The accompanying notes form an integral part of these audited consolidated financial statements.

STATEMENTS OF CONSOLIDATED OPERATIONS
(Amounts in thousands of euros, except per share numbers)

		For the year ended December 31,
	Notes	2023	2022	2021
Revenues and other income
Revenues	15	30,058	—	10
Other income	15	6,150	4,776	2,637
Total revenues and other income		36,207	4,776	2,647
Research and development expenses	16.1	(38,396)	(32,636)	(30,378)
Selling, general and administrative expenses	16.2	(22,049)	(17,857)	(19,434)
Other operating income and expenses	16.5	(2,542)	(985)	(5,414)
Total operating expenses		(62,986)	(51,478)	(55,226)
Operating income (loss)		(26,779)	(46,702)	(52,579)
Financial income	18	2,002	3,533	6,360
Financial expenses	18	(14,803)	(13,863)	(780)
Financial income (loss)		(12,801)	(10,329)	5,580
Income tax	19	(120)	(10)	(5)
Net loss for the period		(39,700)	(57,041)	(47,003)
Basic loss per share (euros/share)	21	(1.08)	(1.64)	(1.35)
Diluted loss per share (euros/share)	21	(1.08)	(1.64)	(1.35)

The accompanying notes form an integral part of these audited consolidated financial statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)
(Amounts in thousands of euros)

		For the year ended December 31,
	Notes	2023	2022	2021
Net income (loss) for the period		(39,700)	(57,041)	(47,003)
Actuarial gains and losses on retirement benefit obligations (IAS 19)	11.1	22	126	182
Tax impact		—	—	—
Other comprehensive income (loss) that will not be reclassified subsequently to income (loss)		22	126	182
Currency translation adjustment		16	(68)	(94)
Tax impact		—	—	—
Other comprehensive income (loss) that may be reclassified subsequently to income (loss)		16	(68)	(94)
Total comprehensive income (loss)		(39,661)	(56,983)	(46,915)

The accompanying notes form an integral part of these audited consolidated financial statements.

STATEMENTS OF CONSOLIDATED CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of euros, except number of shares)

		Share capital Ordinary shares
	Notes	Number of shares	Amount	Premiums related to share capital	Accumulated other comprehensive income (loss)	Treasury shares	Reserve	Net loss for the period	Total shareholders’ equity
As of December 31, 2021		34,825,872	1,045	255,767	643	(202)	(183,460)	(47,003)	26,790
Net loss for the period		—	—	—	—	—	—	(57,041)	(57,041)
Currency translation adjustments		—	—	—	(68)	—	—	—	(68)
Actuarial gains and losses (IAS 19)		—	—	—	126	—	—	—	126
Total comprehensive loss		—	—	—	57	—	—	(57,041)	(56,983)
Allocation of prior period loss		—	—	—	—	—	(47,003)	47,003	—
Capital increase	10.1	50,000	2	—	—	—	(2)	—	—
Free shares attribution	10.3	—	—	(7)	—	—	7	—	—
Share based payment	17	—	—	—	—	—	3,174	—	3,174
Treasury shares	10.2	—	—	—	—	(26)	—	—	(26)
As of December 31, 2022		34,875,872	1,046	255,760	700	(228)	(227,283)	(57,041)	(27,045)
Net loss for the period		—	—	—	—	—	—	(39,700)	(39,700)
Currency translation adjustments		—	—	—	16	—	—	—	16
Actuarial gains and losses (IAS 19)	11.2	—	—	—	22	—	—	—	22
Total comprehensive loss		—	—	—	38	—	—	(39,700)	(39,661)
Allocation of prior period loss		—	—	—	—	—	(57,041)	57,041	—
Capital increase	10.1	12,257,456	368	56,982	—	—	4,291	—	61,641
Share based payment	17	—	—	—	—	—	3,222	—	3,222
As of December 31, 2023		47,133,328	1,414	312,742	738	(228)	(276,811)	(39,700)	(1,843)
The accompanying notes form an integral part of these audited consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(Amounts in thousands of euros)

		For the year ended December 31,
	Notes	2023	2022	2021

Cash flows used in operating activities
Net loss for the period		(39,700)	(57,041)	(47,003)
Elimination of other non-cash, non-operating income and expenses
Depreciation and amortization		1,513	1,500	1,560
Provisions		506	305	152
Expenses related to share-based payments	17	3,222	3,174	3,201
Cost of net debt	18	2,714	2,042	2,224
Loss on disposals		(24)	3	—
U.S. Initial public offering 2018 costs reversal		—	—	—
Impact of fair value remeasurement and interest costs		4,982	10,649	(1,554)
Tax charges		120	—	—
Other charges with no impact on cash		4,277	(36)	8
Cash flows used in operations, before tax and changes in working capital		(22,390)	(39,403)	(41,412)
Tax paid		(7)	—	—
Cash flow from operating activities after tax and before change in working capital requirement		(22,397)	(39,403)	(41,412)
(Increase) / Decrease in trade receivables	8.1	(806)	(101)	62
Receipt of research tax credit receivable	8.2	4,091	2,490	1,927
Increase in other receivables	8.2	(4,375)	(4,215)	(5,034)
Increase / (Decrease) in trade and other payables	13.1	8,675	2,905	(281)
Increase / (Decrease) in other current liabilities	13.2	723	1,220	(1,652)
Increase in deferred income and contract liabilities	13.3	1,612	—	16,518
Changes in operating working capital		9,920	2,300	11,540
Net cash flows used in operating activities		(12,476)	(37,103)	(29,872)
Cash flows from (used in) investing activities
Acquisitions of intangible assets	5	(9)	(1)	(5)
Acquisitions of property, plant and equipment	6	(328)	(92)	(228)
(Increase) / Decrease in non-current financial assets	7	(12)	230	(9)
Net cash flows from (used in) investing activities		(349)	138	(242)
Cash flows from financing activities
Capital increases	10.1	60,154	—	—
Warrants subscription	10.1	—	—	43
Transaction costs	10.1	(2,790)	—	(349)
Increase in loans and conditional advances	12	150	—	—
Loans repayments	12.3	(2,971)	(3,642)	(2,833)
Payment of lease liabilities	12	(794)	(1,093)	(909)
Interest paid	12	(6,978)	(915)	(1,132)
Net cash flows from financing activities		46,771	(5,651)	(5,180)
Effect of exchange rates changes on cash		(51)	83	64
Net increase (decrease) in cash and cash equivalents		33,895	(42,533)	(35,230)
Net cash and cash equivalents at beginning of period		41,388	83,921	119,151
Net cash and cash equivalents at end of period	9	75,283	41,388	83,921

The accompanying notes form an integral part of these audited consolidated financial statements.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023 AND 2022, AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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
The Company believes the nanotherapeutics it is developing for the treatment of cancer have the potential to significantly enhance patients’ response to radiotherapy and increase the number of patients that may benefit from systemic cancer treatments, including targeted therapeutics, immuno-oncology agents and chemotherapy. Furthermore, the Company is actively developing two other nanotechnology platforms aimed at enhancing the therapeutic index of drugs and treating central nervous system (CNS) disorders.
Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The Company also has subsidiaries in Cambridge, Massachusetts (United States); France; Spain; and Germany. The Group has been listed on Euronext: Paris under the ticker symbol “NANO” since 2012 (ISIN: FR0011341205, Bloomberg Code: NANO:FP) and on the Nasdaq Global Select Market under the ticker symbol “NBTX” in the United States since December 2020.
The Group is the owner of more than 25 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The Company's resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform.
Significant events of the period
Global trial collaboration agreement (or “GTCA”)
On June 30, 2023, the Company signed a ‘GTCA’ with LianBio, related to the Asia Licensing Agreement entered in May 11, 2021. As contemplated by the GTCA license agreement, LianBio shall participate in the global registrational Phase 3 trial conducted by Nanobiotix, with regard to NANORAY-312 trials conducted within the Asia Licensing Territory. According to the ‘GTCA’, LianBio is responsible for all internal and external costs incurred in connection with the study in the Asia Licensing Territory as well as all external costs and expenses incurred by or on behalf of the Company for the global study that are generally applicable to both (i) the study in the Asia Licensing Territory with respect to the patients enrolled within the enrollment commitment and (ii) the portion of the global study conducted outside of the Asia Licensing Territory. In December 2023, LianBio assigned its rights and obligations under the GTCA to Janssen.
Janssen Agreement
On July 7, 2023, Nanobiotix entered into the Janssen Agreement, granting Janssen an exclusive worldwide license for the development and commercialization of NBTXR3, excluding the Asia Licensing Territory.
Nanobiotix will maintain operational control of NANORAY-312 and all other currently ongoing studies, along with NBTXR3 manufacture, clinical supply, and initial commercial supply. Janssen will be fully responsible for an initial Phase 2 study evaluating NBTXR3 for patients with stage three lung cancer and will have the right to assume control of studies currently led by Nanobiotix.
Following the Hart-Scott-Rodino Act (“HSR”) antitrust clearance, the Company received an upfront cash licensing fee of $30 million. The Company is eligible for success-based payments of up to $1.8 billion, in the aggregate, relating to potential development, regulatory, and sales milestones. Moreover, the agreement includes a framework for additional success-based potential development and regulatory milestone payments of up to $650 million, in the aggregate, for five new indications that may be developed by Janssen at its sole discretion; and of up to $220 million, in the aggregate, per indication that may be developed by Nanobiotix in alignment with Janssen. Following commercialization, the Company will also receive tiered double-digit royalties (low 10s to low 20s) on net sales of NBTXR3.
Separately, the Company received $30 million in equity investments from JJDC, comprising an initial tranche equal to $5 million issued without preferential subscription rights which was received as of September 13, 2023 and a second tranche of equity investments of $25 million contingent upon the closing of a fundraising of at least $25 million. Such second tranche of $25 million was received in two steps: (i) $20.2 million on November 7, 2023, and (ii) $4.8 million. on December 4, 2023. See below Capital increase section (and Note 10.1).

Development and commercialization rights for NBTXR3 in the Asia Licensing Territory assigned to Janssen by LianBio
On December 22, 2023, the Company announced that LianBio had entered into an agreement with Janssen whereby LianBio assigned to Janssen the exclusive rights to develop and commercialize potential first-in-class radioenhancer NBTXR3 in the Asia Licensing Territory.
This Asia Licensing Agreement includes all previously agreed upon economic terms between the Company and LianBio, including the Company’s entitlement to receive up to an aggregate $225 million in potential contingent, development and commercialization milestone payments (less $20 million already paid to the Company by LianBio) along with tiered, low double-digit royalties based on net sales of NBTXR3 in Asia Licensing Territory.
Following the close of the assignment, LianBio will support the transition of the exclusive rights to develop and commercialize NBTXR3 in the Asia Licensing Territory, to Janssen for a period that should be no longer than six months.
See Note 15 - Revenues and other income
Capital increase
Pursuant to the JJDC SPA, the Company issued 959,637 ordinary shares, delivered in the form of restricted ADSs, for the benefit of JJDC, on September 13, 2023, in consideration for the subscription proceeds of an initial tranche equal to $5 million resulting in a capital increase of a total nominal amount of €29 thousand.
On November 7, 2023, the Company announced the closing of a follow-on offering reserved to specified categories of investors, including after partial exercise by the underwriters of their option to purchase additional ordinary shares in the form of ADSs. The follow-on offering resulted in a gross proceeds of €31.8 million. The closing consisted of: (i) 3,786,907 ADSs, each representing one ordinary share, €0.03 nominal value per share of the Company, in the United States (the “U.S. Offering”), including 680,000 ADSs pursuant to the partial exercise of the underwriters' option, in each case, at an offering price of $5.36 per ADS, and (ii) 2,492,223 new ordinary shares, exclusively sold to "qualified investors" in Europe (including France) and certain other countries (excluding the United States and Canada) (the “European Offering”) at an offering price of €5.07 per ordinary share. The U.S. Offering and the European Offering are referred to, together, as the “Global Offering”.
Pursuant to the JJDC SPA, JJDC was obligated to subscribe, subject to any required customary approvals, for $25.0 million of the Company’s restricted ADSs (the “Placement Amount”), at a price per ADS equal to the $5.36 per ADS offering price in the U.S. Offering in a concurrent private placement. Pursuant to French foreign investment control rules, the Placement Amount as initially agreed was reduced, such that JJDC initially subscribed for 3,762,923 restricted ADSs for gross proceeds to the Company of $20.2 million.
On December 4, 2023, upon the approval of the French Ministry of Economy, JJDC subscribed for 901,256 additional ordinary shares of the Company, in the form of restricted ADSs at a price per ADS equal to the $5.36 per ADS, for gross proceeds to the Company of $4.8 million.
For more details on capital increases, see Note 10.1 - Share Capital.
Termination agreement with a financial service provider
The Company and its financial service provider had entered into an advisory services agreement on November, 28, 2018 to act as the Company’s exclusive adviser relating to a certain scope of transactions, including a major licensing transaction. In this context, the Company paid to its financial service provider $1.5 million in August 2023 following the signing of the Jansen Agreement.
As part of the release and termination agreement executed by and between the Company and this financial service provider as of July 19, 2023, the Company paid a first transaction lump sum of $750 thousand in December 2023 following the capital increase of November 2023 (see Capital increase above).
In addition to this payment and further to the release and termination agreement, the Company is committed to pay a second transaction lump sum of $750 thousand, upon the achievement of further milestones as per the Janssen Agreement, which is not due as of December 31, 2023 (See Note 22.6).
EIB Covenant Waiver
Pursuant to the restructuring of the Company’s loan agreement with the EIB, Nanobiotix agreed to maintain for so long as the EIB’s loan remains outstanding a minimum cash and cash equivalents balance equal to the outstanding principal owed to the EIB.

In October 2023, the EIB agreed to the removal of the minimum cash and cash equivalents balance covenant initially required by the Amended Agreements, with such removal effective October 13, 2023, subject to the following conditions: (i) the Company’s repayment of the PIK prepayment amount of approximately €5.4 million in accordance with the terms of the EIB loan in respect of the “PIK prepayment condition, (ii) the introduction of an additional mechanism for further prepayment of the above-referenced $20.0 million milestone payment required under the EIB loan as amended, which will require prepayments equal to a tiered low single digit percentage of future equity or debt financing transactions raising up to an aggregate of €100 million, on a cumulative basis, increasing to a mid-single digit percentage for such financings greater than €100 million (the “Milestone Prepayment Mechanism”). The PIK prepayment condition was satisfied on October 12, 2023.
This foregoing agreement with EIB has been reflected in consolidated amended and restated documentation for the EIB loan agreement and related royalty agreement dated April 18, 2024.

Note 2. General Information, Statement of Compliance and Basis of Presentation

General principles
The statement of consolidated financial position as of December 31, 2023, 2022 and 2021 and the statements of consolidated operations, the statements of consolidated comprehensive loss, the consolidated changes in shareholders’ equity and statements of consolidated cash flows for the years ended December 31, 2023, 2022 and 2021 were prepared under management’s supervision and were approved by the Executive Board of the Company (the “Executive Board”) and reviewed by the Supervisory Board of the Company (the “Supervisory Board”) on April 24, 2024.
All amounts presented in the consolidated financial statements are presented in thousands of euros, unless stated otherwise. Some figures have been rounded. Accordingly, the totals in some tables may not be the exact sums of component items.
The preparation of the consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements (see Note 3.2 - Use of judgement, estimates and assumptions for additional information).
The consolidated financial statements have been prepared using the historical cost measurement basis, with the exception of some financial assets and liabilities, which are measured at fair value.

Statement of Compliance and Basis of Presentation
The consolidated financial statements have been prepared in accordance with IFRS, International Accounting Standards (“IAS”) as issued by the International Accounting Standards Board (“IASB”) as well as interpretations issued by the IFRS Interpretations Committee (“IFRS-IC”) and the Standard Interpretations Committee (the “SIC”), which application is mandatory as of December 31, 2023. The consolidated financial statements are also compliant with IFRS as adopted by the European Union.
Those are available on the European Commission website:
https://eur-lex.europa.eu/eli/reg/2002/1606/oj
The accounting principles used to prepare the consolidated financial statements for the fiscal year ended December 31, 2023 are identical to those used for the previous year except for the standards listed below that required adoption in 2023.
Application of New or Amended Standards and Interpretations
The Company adopted the following standards, amendments and interpretations, whose application was mandatory for periods beginning on or after January 1, 2023:
•Amendment to IAS 1 and Practice Statement 2 - Disclosure of Accounting Policies.
•Amendment to IAS 8 - Definition of Accounting Estimates
•Amendment to IAS 12, Income Taxes - Deferred tax related to Assets and Liabilities arising from a Single Transaction.
•Amendment to IAS 12, International tax reform - Pillar Two Model Rules

The application of these standards had no significant impact on the consolidated financial statements of the Company.

Assessment of the impacts of the Application of the standards, amendments and interpretations which will come into force subsequently
The application of the following new standards, amendments and interpretations was not yet mandatory for the year ended December 31, 2023 :
•Amendments to IAS 1 – Reporting period and classification of a liability (issued in November 2022 and Effective for the accounting periods as of January 1, 2024)
•Amendments to IAS 7 – Transparency of supplier finance arrangements and their effects on the liabilities (issued on May 2023 and Effective for the accounting periods as of January 1, 2024)
•Amendments to IFRS 16 – Sale and leaseback transactions (issued in September 2022 and Effective for the accounting periods as of January 1, 2024)
•Amendments to IAS 21 – Transaction and operation in a foreign currency (issued in August 2023 and Effective for the accounting periods as of January 1, 2025)
No significant impact is expected on the consolidated financial statements following the application of the above amendments.
The Company elected to early adopt no new standards, amendments or interpretations which application was not yet mandatory for the year ended December 31, 2023.

Going concern
The Company has prepared its consolidated financial statements assuming that it will continue as a going concern.
Although the Company recognized significant cash inflows in 2023 directly related to (a) net proceeds from the equity offering and (b) upfront payment from the global licensing, co-development, and commercialization agreement with Janssen, the Company’s ability to successfully transition to profitability will be dependent upon achieving a level of revenues adequate to support its cost structure and upon achieving development, regulatory and sales milestones in connection with our new global licensing agreement with Janssen. Therefore, the Company cannot assure that it will ever be profitable or generate positive cash flow from operating activities.
Additionally, the Company may encounter unforeseen difficulties, complications, development delays and other unknown factors that require additional expenses.
The Company experienced net losses of €39.7 million in 2023 and has accumulated losses of €316.5 million since inception (including 2023 net loss). For the year ended December 31, 2023 the Company generated positive cash flows of €33.9 million and has a total of €75.3 million cash and cash equivalents.
The EIB has agreed to the definitive removal of the minimum cash and cash equivalent covenant, effective October 13, 2023 (See Notes 1, 12 and 22.1 for further information) and we expect to receive a $20.0 million milestone payment from Janssen in May 2024, based on the achievement of the first development milestone at the end of 2023 and the issuance of the invoice to Janssen in January 2024 (See Note 15 below for further information).
Based upon these factors and the Company’s cash and cash equivalent balance at December 31, 2023, the Company estimates that it will have sufficient liquidity to meet its obligations as thy become due in the normal course of business for at least the next 12 months. As such, Management has concluded there is no substantial doubt about the Company's ability to continue as a going concern.

Note 3. Consolidation principles and methods

3.1 Basis of consolidation

Accounting policy
In accordance with IFRS 10 – Consolidated Financial Statements, the Group controls an entity when it is exposed or has rights to variable returns due to its links with the entity and has the ability to influence the returns. Accordingly, each of the Company’s subsidiaries has been fully consolidated from the date on which the Company obtained control over it. A subsidiary would be deconsolidated as of the date on which the Company no longer exercises control.
All intra-Company balances, transactions, unrealized gains and losses resulting from intra-Company transactions and all intra-Company dividends are eliminated in full.

The accounting methods of the Company’s subsidiaries are aligned with those of the Company.
The consolidated financial statements are presented in euros, which is the reporting currency and the functional currency of the parent company, Nanobiotix S.A. The financial statements of consolidated foreign subsidiaries whose functional currency is not the euro are translated into euros for statement of financial position items at the closing exchange rate at the date of the statement of financial position and for the statement of operations, statement of comprehensive loss and statement of cash flow items at the average rate for the period presented, except where this method cannot be applied due to significant exchange rate fluctuations during the applicable period. The dollar to euro exchange rate used in the consolidated financial statements to convert the financial statements of the U.S. subsidiary was $1.1050 as of December 31, 2023 and an average of $1.0816 for the year ended December 31, 2023 (source: Banque de France) compared with $1.0666 and $1.0539 for 2022 and $1.1326 and $1.1835 for 2021, respectively. The resulting currency translation adjustments are recorded in other comprehensive income (loss) as a cumulative currency translation adjustment.

Consolidated entities
As of December 31, 2023, the Company is comprised of one parent entity, “Nanobiotix S.A.,” and five wholly owned subsidiaries:
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
The consolidated financial statements as of and for the year ended December 31, 2023 include the operations of each of these subsidiaries from the date of their incorporation.

3.2 Use of judgement, estimates and assumptions
The preparation of consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements. The estimates and judgments used by management are based on historical information and on other factors, including expectations about future events considered to be reasonable given the circumstances. These estimates may be revised where the circumstances on which they are based change. Consequently, actual results may vary significantly from these estimates under different assumptions or conditions. A sensitivity analysis may be presented if the results differ materially based on the application of different assumptions or conditions. The main items affected by the use of estimates are going concern, share-based payments, deferred tax assets, clinical trials accruals and the measurement of financial instruments (fair value and amortized costs).

Measurement of share-based payments
The Company measures the fair value of stock options (OSA), founders’ warrants (BSPCE), warrants (BSA) and free shares (AGA) granted to employees, members of the Supervisory Board and consultants based on actuarial models. These actuarial models require that the Company use certain calculation assumptions with respect to characteristics of the grants (e.g., option vesting terms) and market data (e.g., to determine expected share volatility) (see Note 17 - Share-based payments).
Deferred tax assets
Deferred taxes are recognized for temporary differences arising from the difference between the tax basis and the accounting basis of the Company’s assets and liabilities that appear in its financial statements. The primary source of deferred tax assets are related to the tax losses that can be carried forward or backward, depending on the jurisdiction. Enacted tax rates are used to measure deferred taxes.
The deferred tax assets are recorded in the accounts only to the extent that it is probable that the future profits will be sufficient to absorb the losses that can be carried forward or backward. Considering its stage of development, which does not allow sufficiently reliable income projections to be made, the Company has not recognized deferred tax assets in relation to tax loss carryforwards in the statements of consolidated financial position.
Clinical trial accruals

Clinical trial expenses, although not yet billed in full, are estimated for each study and a provision accrual is recognized accordingly. See Note 13.1 - Trade and other payables for information regarding the clinical trial accruals as of December 31, 2023 and 2022.
Revenue recognition
In order to determine the amount and timing of revenue under the contract with customers, the Company is required to use significant judgments, mainly with respect to identifying performance obligations of the Company, determining the stand alone selling price of the performance obligations, the transaction price allocation and the timing of satisfaction of support services provided to customers
Determining the distinctiveness of performance obligations — A promised good or service will need to be recognized separately in revenue if it is distinct as defined in IFRS 15. In determining whether the performance obligation is separate, the Company analyses if (i) the good or service is distinct in absolute terms, i.e. it can be useful to the customer, either on its own or in combination with resources that the customer can obtain separately; and if (ii) the good or service is distinct in the context of the contract, i.e. it can be identified separately from the other goods and services in the contract because there is not a high degree of interdependence or integration between this element and the other goods or services promised in the contract. If either of these two conditions is not met, the good or service is not distinct, and the Company must group it with other promised goods or services until it becomes a distinct group of goods or services.
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
Variable consideration — Due to the nature of the work required to be performed on many of the Company’s performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. It is common for the collaboration and license agreements to contain variable consideration that can increase the transaction price. Variability in the transaction price arises primarily due to milestone payments obtained following the achievement of specific milestones (e.g., scientific results or regulatory or commercial approvals). The Company includes the related amounts in the estimated transaction price as soon as their receipt is highly probable. The effect of the increase of the transaction price due to milestones payments is recognized as an adjustment to revenue on a cumulative catch‑up basis.
Revenue recognized over time and input method — Some of the Company’s performance obligations are satisfied over time as work progresses, thus revenue is recognized over time, using an input measure of progress as it best depicts the transfer of control to the customers.
See Note 15 for additional detail regarding the Company’s accounting policies and specific judgments taken with regards to revenue recognition, and for its additional sources of revenue and other income.
Measurement of financial assets and liabilities
At the renegotiation date in October 2022, the fair value measurement of the EIB loan required the Company to determine:
–the discount rate of the new liability executed in October 2022. The discount rate reflects the company’s credit risk at the Amendment Agreement date as well as a premium to reflect uncertainties associated with the timing and the amount of the royalties’ payment. The Company involved external financial instruments valuation specialists to help determine the average discount rate;
–the amount of additional interest (“royalties”, as defined by the royalty agreement with EIB) that will be due according to the loan agreement during a royalty calculation period commencing upon commercialization. The royalties due during this period will be determined and calculated based on the number of tranches that have been withdrawn and will be indexed to annual sales turnover relating to NBTXR3 through specific Company’s license agreement. For the purpose of measuring the fair value of the EIB loan, the Company forecast expected sales relating to NBTXR3 during the royalty period, taking into consideration operational assumptions such as market release dates of products and growth and penetration rates in each market. (see Note 4.4 - Financing Agreement with the European Investment Bank (“EIB”) and Note 12 - Financial Liabilities for details about this loan and the accounting treatment applied).
Subsequent to the estimate of the fair value of the EIB loan performed at the renegotiation date, the debt has been measured at amortized cost based on a revised best estimate of future cash flows related to the debt at each closing date. Accordingly, the Company determines the amount of additional interest as described above. Any subsequent adjustment of flows indexed to turnover has been discounted at the original effective interest rate and the adjustment has been recognized in profit or loss under the “catch-up” method as of December 31, 2023.

Note 4. Significant transactions

4.1 New Global License Agreement with Janssen Pharmaceutica NV and Share Purchase Agreement with Johnson & Johnson Innovations - JJDC

On July 7, 2023, Nanobiotix announced a global licensing, co-development, and commercialization agreement with Janssen Pharmaceutica NV (“Janssen”), a Johnson & Johnson company, for the investigational, potential first-in-class radioenhancer NBTXR3. Under the terms of the license agreement, the Company granted Janssen a worldwide license for the development and commercialization of NBTXR3, excluding the Asia Licensing Territory.
Nanobiotix will maintain operational control of NANORAY-312 and all other currently ongoing studies, along with NBTXR3 manufacture, clinical supply, and initial commercial supply, subject to Janssen’ right to object based on concern regarding safety risks or that the study is reasonably likely to adversely affect the development (including commercialization) of the licensed product. Janssen will be fully responsible for an initial Phase 2 study evaluating NBTXR3 for patients with stage three lung cancer and will have the right to assume control of studies currently led by Nanobiotix.
Following the HSR antitrust clearance, the Company received a non-refundable upfront cash licensing fee of $30 million, and related revenue has been recognized in 2023 in application of IFRS 15. The Company is eligible for success-based payments of up to $1.8 billion, in the aggregate, relating to potential development, regulatory, and sales milestones. Moreover, the agreement includes a framework for additional success-based potential development and regulatory milestone payments of up to $650 million, in the aggregate, for five new indications that may be developed by Janssen at its sole discretion; and of up to $220 million, in the aggregate, per indication that may be developed by Nanobiotix in alignment with Janssen. Following commercialization, the Company will also receive tiered double-digit royalties (low 10s to low 20s) on net sales of NBTXR3. As of December 31, 2023, the Company achieved operational requirements in NANORAY-312, resulting in an initial $20 million milestone payment from Janssen in early 2024.
Separately, the Company received $30 million in equity investments from JJDC, comprising an initial tranche equal to $5 million issued without preferential subscription rights which was received as of September 13, 2023 and a second tranche of equity investments of $25 million received as follows: (i) $20.2 million was received on November 7, 2023, and $4.8 million was received on December 4, 2023. See Capital increase section (Note 1 and 10.1) for further details.
Unless terminated earlier, the Janssen Agreement will remain in effect for so long as royalties are payable under the Janssen Agreement. The Janssen Agreement may be terminated earlier by either party in the event that the other party commits an uncured material breach, or in the case of certain insolvency or bankruptcy events. Additionally, Janssen has the right to terminate the agreement without cause, provided they give prior written notice to the Company. In case of early termination, the received and eligible amounts as of December 31, 2023 are not to be refunded.
On December 22, 2023, the Company entered into a master services agreement (“MSA”) with Janssen which includes the manufacturing and the supply of products by the Company to Janssen for its clinical program, as well as technical expertise and development, in connection with the Janssen Agreement.
For the year ended December 31, 2023, the Company has not collected any funds from Janssen based on the MSA as invoicing relating to the supply of NBTXR3.
See Note 15 - Revenues and other income for discussion of the accounting analysis of the agreements with Janssen.

4.2 LianBio, and the assignment of the strategic partnership to Janssen
In May 2021, Nanobiotix announced a partnership with LianBio a biotechnology company dedicated to bringing paradigm-shifting medicines to patients in China and major Asian markets, to develop and commercialize NBTXR3 in the Asia Licensing Territory.
LianBio has collaborated in the development of NBTXR3 in the Asia-Pacific region in the frame of the study NANORAY-312 and has contributed to patient enrollment in four other future global registrational studies across several tumor types and therapeutic combinations. LianBio has also participated in the global Phase 3 registrational study in head and neck cancer into Greater China and South Korea, while supporting longer term strategic alignment across multiple tumor indications and therapeutic combinations.

As of December 31, 2021, a non-refundable upfront payment of $20 million has been collected by the Company from LianBio upon the signing of the Asia Licensing Agreement. Additionally, the Company is entitled to receive up to an aggregate of $205 million in potential contingent, development and commercialization milestone payments from Janssen pursuant to the Asia Development Agreement, only for the period from December 22, 2023 thereafter. Nanobiotix will also be eligible to receive tiered, low double-digit royalties based on net sales of NBTXR3 in the Asia Licensing Territory.
In May 2022 and according to the Asia Licensing Agreement executed in May 2021, the Company entered into a clinical supply agreement and a related quality agreement with LianBio for the purpose of the Company supplying LianBio and LianBio purchasing exclusively from the Company all the required quantities of NBTXR3 for the global clinical study NANORAY-312 and any other studies conducted within the Asia Licensing Territory.
On June 30, 2023, the Company signed a ‘GTCA’ with LianBio, related to the Asia Licensing Agreement entered in May 11, 2021. As contemplated by the GTCA license agreement, LianBio shall participate in the global registrational Phase 3 trial conducted by Nanobiotix, with regard to NANORAY-312 trials conducted within the Asia Licensing Territory. According to the ‘GTCA’, LianBio is responsible for all internal and external costs incurred in connection with the study in the Asia Licensing Territory as well as all external costs and expenses incurred by or on behalf of the Company for the global study that are generally applicable to both (i) the study in the Asia Licensing Territory with respect to the patients enrolled within the enrollment commitment and (ii) the portion of the global study conducted outside of the Asia Licensing Territory. In December 2023, LianBio assigned its rights and obligations under the GTCA to Janssen.
For the year ended December 31, 2023, the Company has collected €1.6 million from LianBio pursuant to clinical supply and to the GTCA agreements. Under these agreement, LianBio was required to order and purchase NBTXR3 product from the Company according to quantities specified in binding forecasts prepared by LianBio.
On December 22, 2023, the Company announced that LianBio had entered into an agreement with Janssen whereby LianBio assigned to Janssen the exclusive rights to develop and commercialize potential first-in-class radioenhancer NBTXR3 in the Asia Licensing Territory.
This Asia Licensing Agreement includes all previously agreed upon economic terms between the Company and LianBio, including the Company’s entitlement to receive up to an aggregate $225 million in potential contingent, development and commercialization milestone payments (less $20 million already paid to the Company by LianBio) along with tiered, low double-digit royalties based on net sales of NBTXR3 in Asia Licensing Territory.
Following the close of the assignment, LianBio will support the transition of the exclusive rights to develop and commercialize NBTXR3 in the Asia Licensing Territory, to Janssen for a period that should be no longer than six months.
See Note 15 for discussion of the accounting analysis of the partnership with Lianbio.

4.3 PharmaEngine
In August 2012, the Company entered into a license and collaboration agreement with PharmaEngine, which provided for the development and commercialization of NBTXR3 by PharmaEngine throughout the covered Asia-Pacific countries. In March 2021, the Company and PharmaEngine mutually agreed to terminate the License and Collaboration agreement.
As of December 31, 2021, the Company had already paid a total of $6.5 million to PharmaEngine in accordance with the termination agreement signed between the parties. During the period ended December 31, 2022, PharmaEngine became eligible for an additional $1 million payment following receipt and validation of certain clinical study reports, this additional payment was made in August 2022. No payment was made to PharmaEngine during the year ended December 31, 2023 pursuant to the termination and release agreement.
PharmaEngine remains eligible to receive an additional payment of $5 million upon the second regulatory approval of NBTXR3 in any jurisdiction of the world for any indication. The Company has also agreed to pay royalties to PharmaEngine at low single-digit royalty rates with respect to sales of NBTXR3 in the Asia-Pacific region for a 10-year period beginning at the date of the first sales in the region. As of December 31, 2023, such triggering events have not occurred.

4.4 Financing Agreement with the European Investment Bank (“EIB”)
In July 2018, the Company signed a non-dilutive financing agreement with the EIB to borrow up to €40 million in order to fund its research, development and innovation activities related to NBTXR3 in various therapeutic indications, subject to achieving a set of agreed-upon performance criteria. This financing was divided in three tranches:

•a first tranche of €16 million, received in October 2018, subject to a 6% fixed rate and initially planned to be fully repaid in 2023 at the latest, with such interest accruing as PIK interest;
•a second tranche of €14 million, received in March 2019, subject to a 5% fixed rate, and that was initially planned to be fully repaid between 2021 and 2024; and,
•a last tranche of €10 million, however the Company did not meet the criteria to request this tranche prior to its contractual deadline. Accordingly the third tranche is no longer available to the Company.
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
Under the Amendment Agreement, the repayment of the remaining €25.3 million in principal for both tranches (€16 million for the first tranche and €9.3 million for the second tranche) is due at the earliest of the third royalty payment (four years after commercialization of NBTXR3) for the first tranche and the second royalty payment (three years following commercialization of NBTXR3) for the second tranche, or on June 30, 2029 irrespective of the commercialization date of NBTXR3. Commercialization date corresponds to the first fiscal year during which net sales will exceed €5 million.
As described further below, in connection with a covenant waiver in respect of the EIB loan, the Company repaid a PIK prepayment amount of €5.4 million in cash in respect of PIK interest accrued through October 2023. Going forward, interest on the remaining €9.3 million in principal from the second tranche will continue to accrue at the unchanged 5% fixed rate paid in semi-annual installments through the repayment date, and interest on the remaining €16 million in principal from the first tranche will continue to accrue at the unchanged 6% fixed rate, with such interest accruing as PIK interest, to be paid at the repayment date.
The annual royalty payment remains in the low single digits and indexed on our net sales turnover, and continues to cover a six-year period but has been re-aligned to begin as of the first year of NBTXR3 commercialization meaning, when the Company achieves annual net sales in excess of €5.0 million.
In addition to the royalty fees, the Amendment Agreement also includes a “milestone” payment of €20 million, which is due at the latest in June 2029. An accelerated redemption schedule for this new milestone payment could be triggered calling for repayment in two equal installments due one year and two years after commercialization, respectively. Further, should the company secure non-dilutive capital through the execution of any business development deal, an accelerated redemption of this new milestone payment would be triggered resulting in a prorated payment amount not exceeding 10% of any upfront or milestone payment received by the Company.
Following the Amendment Agreement in 2022, the Company initially agreed to maintain a minimum cash and cash equivalents balance equal to the outstanding principal owed to EIB.
At last, the EIB has finally agreed to the removal of this minimum cash and cash equivalent covenant, effective October 13, 2023, subject to the following conditions: (i) the Company’s repayment of the PIK prepayment amount of approximately €5.4 million in accordance with the terms of the EIB loan in respect of PIK interest accrued through October 12, 2023 (the “PIK prepayment condition”), (ii) the introduction of an additional mechanism for further prepayment of the €20.0 million milestone payment required under the EIB loan, which will require prepayments equal to a tiered low single digit percentage of future equity or debt financing transactions raising up to an aggregate of €100 million, on a cumulative basis, increasing to a mid-single digit percentage for such financings greater than €100 million (the “Milestone Prepayment Mechanism”).
The PIK prepayment condition was satisfied on October 12, 2023, allowing the definitive waiver removal.
The additional prepayment condition on the €20.0 million milestone was met further to the global offering equity raise subscribed between November and December 2023, triggering the prepayment of €0.8 million to the EIB (outstanding balance of €19.2 million still due as of December 31, 2023).
All other covenants included in the 2018 finance contract remain unchanged.
See Note 12 - Financial Liabilities for discussion of the accounting of this new liability and the valuation assumptions to determine the average discount rate and the fair value of the loan.
See Note 14 - Financial instruments included in the statement of financial position and impact on income for discussion of the liquidity risk associated with the covenant.

See Note 22 - Commitments for discussion of royalties that may be due in the case of early repayment or change of control after repayment of the loan.

4.5 Collaboration Agreement with the University of Texas MD Anderson Cancer Center
On December 21, 2018, the Company entered into a strategic collaboration agreement with MD Anderson Cancer Center, world prominent center of research, education, prevention and care for cancer patients, which was amended and restated in January 2020 and subsequently amended in June 2021. Pursuant to the MD Anderson Collaboration Agreement, the Company and MD Anderson established a large-scale, comprehensive NBTXR3 clinical collaboration to improve the efficacy of radiotherapy for certain types of cancer. The collaboration initially is expected to support multiple clinical trials conducted by MD Anderson, as sponsor, with NBTXR3 for use in treating several cancer types (including head and neck, pancreatic, and lung cancers). We expect to enroll approximately 312 patients in total across these clinical trials.
As part of the funding for this collaboration, Nanobiotix is committed to pay approximately $11 million for those clinical trials during the collaboration, and made an initial $1.0 million payment at the commencement of the collaboration and a second $1.0 million payment on February 3, 2020. Additional payments were made every six months following patient enrollment in the trials, with the balance due upon enrollment of the final patient for all studies.
Nanobiotix may also be required to pay an additional one-time milestone payment upon (i) grant of the first regulatory approval by the Food and Drug Administration in the United States and (ii) the date on which a specified number of patients have been enrolled in the clinical trials.
This milestone payment will depend on the year in which a trigger event occurs, with a minimum amount of $2.2 million due if occurring in 2020 up to $16.4 million if occurred in 2030.
As of December 31, 2023 and 2022, the Company recognized prepaid expenses for €1.2 million and €1.5 million respectively. Expenses are recorded during the course of the collaboration in the statement of consolidated operations, based on the patients enrolled during the relevant period.
See Note 8.2 for further details on other current assets.

4.6 Equity Line Financing with Kepler Cheuvreux
In May 2022, Nanobiotix established an equity line financing with Kepler Cheuvreux.
This line of financing will provide financial optionality and near-term flexibility, if needed, as Nanobiotix continues efforts to reduce operating expenses and to focus on its priority programs. In accordance with the terms of this agreement, Kepler Cheuvreux committed to underwrite up to 5,200,000 shares over a maximum timeframe of 24 months starting from May 2022, provided the contractual conditions are met. On December 22, 2023, the agreement was extended by 120 days to September 2024 as a result of the period related to the equity raise that launched in October 2023.
The shares will be issued based on the lower of the two daily volume-weighted average share prices for the two trading days preceding each issuance, less a maximum discount of 5.0%. A 2% exercise commission of the exercise price also applies on each exercise date of its warrants by Kepler Cheuvreux.
No warrant has been exercised as of December 31, 2023. (See Note 10.4 - Equity Line Agreement and Note 23 - Commitments)

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
The Company believes that because of the risks and uncertainties related to the grant of regulatory approval for the commercialization of its product candidates, the technical feasibility of completing its development projects will only be demonstrated when requisite approvals are obtained for the commercialization of products. Accordingly, pursuant to IAS 38, the Company has recognized all of its research and development costs incurred as an expense in 2023 and prior periods.

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

Detail of intangible assets
The change in intangible assets breaks down as follows:

(in thousands of euros)	As of January 1, 2023	Increases	Decreases	Transfer	Currency translation	As of December 31, 2023
Patents	65	—	—	—	—	65
Software	658	9	—	—	—	667
Intangible assets in progress	—	—	—	—	—	—
Gross book value of intangible assets	723	9	—	—	—	732
Patents	(65)	—	—	—	—	(65)
Software	(657)	(2)	—	—	—	(659)
Accumulated depreciation of intangible assets (1)	(721)	(2)	—	—	—	(723)
Net book value of intangible assets	1	7	—	—	—	8
(1)Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses

(in thousands of euros)	As of January 1, 2022	Increases	Decreases	Transfer	Currency translation	As of December 31, 2022
Patents	65	—	—	—	—	65
Software	657	1	—	—	—	658
Intangible assets in progress	—	—	—	—	—	—
Gross book value of intangible assets	722	1	—	—	—	723
Patents	(65)	—	—	—	—	(65)
Software	(652)	(4)	—	0	0	(657)
Accumulated depreciation of intangible assets (1)	(717)	(4)	—	—	—	(721)
Net book value of intangible assets	4	(3)	—	0	0	1
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

Detail of property, plant and equipment
The change in property, plant and equipment is as follows:

(in thousands of euros)	As of January 1, 2023	Increases	Decreases	Transfer	Currency translation	As of December 31, 2023
Fixtures, fittings and installations	3,318	2	—	—	—	3,321
Right of use – Buildings	8,462	337	—	—	—	8,798
Technical equipment	2,128	113	(215)	300	—	2,327
Office and IT equipment	1,012	41	(9)	—	(1)	1,043
Transport equipment	36	—	—	—	(1)	34
Right of use – Transport equipment	—	—	—	—	—	—
Tangible assets in progress	344	—	—	(300)	—	44
Prepayments on tangible assets	—	144	—	0	—	144
Gross book value of tangible assets	15,299	638	(223)	—	(3)	15,712
Fixtures, fittings and installations	(1,959)	(315)	—	—	—	(2,274)
Right of use – Buildings	(3,496)	(960)	8	—	—	(4,448)
Technical equipment	(1,774)	(187)	211	—	—	(1,750)
Office and IT equipment	(915)	(55)	14	—	1	(955)
Transport equipment	(36)	—	—	—	1	(35)
Right of use – Transport equipment	—	—	—	—	—	—
Accumulated depreciation of tangible assets(1)	(8,180)	(1,517)	233	—	2	(9,461)
Net book value of tangible assets	7,120	(879)	10	—	—	6,251
(1)Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses
Right of use - Buildings
In 2023, the €0.3 million increase in Right of use - Buildings mainly relates to the impact of an annual rent adjustment for the Wattignies and Waccano leases based on the INSEE (National Institute of Statistics and Economic Studies) index for respectively €0.2 million and €0.1 million.
Tangible assets in progress
The transfer of fixed assets from Tangible assets in progress to Technical equipment for €0.3 million is related to an "Irradiator" in operation in the laboratory and depreciated since the first quarter of 2023.

(in thousands of euros)	As of January 1, 2022	Increases	Decreases	Other movements & transfer.	Currency translation	As of December 31, 2022
Fixtures, fittings and installations	3,318	—	—	—	—	3,318
Right of use – Buildings	8,393	226	(158)	—	—	8,462
Technical equipment	2,135	—	(7)	—	—	2,128
Office and IT equipment	1,010	73	(76)	—	5	1,012
Transport equipment	33	—	—	—	2	36
Right of use – Transport equipment	28	—	(28)	—	—	—
Tangible assets in progress	98	246	—	—	—	344
Prepayments on tangible assets	—	—	—	—	—	—
Gross book value of tangible assets	15,017	545	(269)	—	7	15,299
Fixtures, fittings and installations	(1,641)	(318)	—	—	—	(1,959)
Right of use – Buildings	(2,610)	(930)	43	—	—	(3,496)
Technical equipment	(1,644)	(138)	7	—	—	(1,774)
Office and IT equipment	(875)	(111)	73	—	(3)	(915)
Transport equipment	(33)	—	—	—	(2)	(36)
Right of use – Transport equipment	(28)	—	28	—	—	—
Accumulated depreciation of tangible assets(1)	(6,831)	(1,496)	152	—	(5)	(8,180)
Net book value of tangible assets	8,186	(951)	(117)	—	2	7,120
(1)Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses
In 2022, the €0.2 million increase in Right of use - Buildings mainly relates to the impact of an annual rent adjustment for the Wattignies and Waccano leases based on the INSEE (National Institute of Statistics and Economic Studies) index for respectively €0.1 million and €0.1 million.
The €0.2 million decrease in Right of use – Buildings relates to the termination of the Oberkampf lease contract in July 2022.

Note 7. Non-current financial assets

Accounting policies for non current financial assets are described in Note 14, ‘‘Financial liabilities.’’
Detail of non-current financial assets
The change in non-current financial assets breaks down as follows:

(in thousands of euros)	Liquidity contract - Cash account(1)	Security deposits paid	Total
Net book value as of December 31, 2021	98	421	519
Additions	—	—	—
Decreases	(97)	(133)	(230)
Reclassification	—	—	—
Currency translation adjustments	—	3	3
Net book value as of December 31, 2022	—	291	291
Additions	—	16	16
Decreases	—	(8)	(8)
Reclassification	—	—	—
Currency translation adjustments	—	(1)	(1)
Net book value as of December 31, 2023	—	299	299

(1)See note 10.2 Treasury shares

Note 8. Trade receivables and other current assets

Accounting policies for trade receivables and other current assets are described in Note 14.

8.1 Trade receivables

	As of December 31,
(in thousands of euros)	2023	2022
Trade receivables	905	101
Trade receivables	905	101
The €0.9 million trade receivables balance as of December 31, 2023 mainly relates to the customer balance that includes the first invoices for €0.5 million issued in December 2023 to Janssen under the Master Service Agreement (MSA) signed on December 22, 2023, and the supply and recharge invoices issued to LianBio for €0.3 million, in accordance with the supply and ‘GTCA’ agreements signed with the Company in 2022 and 2023. See Notes 4.1 and 4.2 for more details.
The €101 thousand trade receivables balance as of December 31, 2022 exclusively relates to NBTXR3 products delivered to LianBio according to the supply agreement signed in May 2022, invoiced but not paid yet at December 31, 2022.

	As of December 31,
(in thousands of euros)	2023	2022
Due in 3 months or less	905	101
Due between 3 and 6 months		—
Due between 6 and 12 months		—
Due after more than 12 months		—
Trade receivables	905	101

8.2 Other current assets
Other current assets break down as follows:

	As of December 31,
(in thousands of euros)	2023	2022
Research tax credit receivable	3,939	4,091
VAT receivable	1,171	1,055
Prepaid expenses	2,560	2,981
Other receivables	1,418	2,741
Other current assets	9,088	10,868
Prepaid expenses
As of December 31, 2023, the €2.6 million in prepaid expenses primarily relates to research agreements with MD Anderson for €1.2 million, compared to €1.5 million on December 31, 2022 (see Note 4.5 - Collaboration Agreement with MD Anderson), €1.1 million relates to invoices received for third-party services after the closing period, mainly relating to IT, insurance, and other invoices associated with annual administrative contracts, and €0.2 million relates to a prepayment for the purchases of clinical products not yet consumed to date.

Other receivables
Other receivables decreased by €1.3 million, primarily due to a decrease in advance payments made to suppliers. These payments amounted to 1.1 million euros on December 31, 2023, compared to 2.7 million euros on December 31, 2022. The change in advance payments is consistent with the allocation of invoices received for the fiscal year 2023.

Research tax credit receivable
The Company receives research tax credit (Crédit d’Impôt Recherche, or ‘‘CIR’’) from the French tax authorities. See Note 15 for additional details on the CIR research tax credit.
The research tax credit for 2023 was €4.0 million (€3.8 million for Nanobiotix S.A. and €0.2 million for Curadigm SAS), while the amount for 2022 was €4.1 million (€3.9 million for Nanobiotix S.A. and €0.2 million for Curadigm SAS).
The 2021 research tax credit was received by the Company in December 2022, and the 2022 research tax credit was received by the Company in November 2023.
The change in research tax credit receivables breaks down as follows:

(in thousands of euros)
Receivable as of December 31, 2021	2,490
Receipt of 2021 research tax credit – Nanobiotix SA	(2,272)
Receipt of 2021 research tax credit – Curadigm SAS	(218)
2022 research tax credit – Nanobiotix SA	3,884
2022 research tax credit – Curadigm SAS	207
Receivable as of December 31, 2022	4,091
Receipt of 2022 research tax credit – Nanobiotix SA	(3,884)
Receipt of 2022 research tax credit – Curadigm SAS	(207)
2023 research tax credit – Nanobiotix SA	3,762
2023 research tax credit – Curadigm SAS	177
Receivable as of December 31, 2023	3,939
8.3 Contract assets - Current

	As of December 31,
(in thousands of euros)	2023	2022
Contract assets - Current	2,062	—
Contract assets - Current	2,062	—
The current balance of contract assets, amounting to €2.1 million as of December 31, 2023, is associated with revenue recognized from the first milestone under IFRS 15 following the Janssen Agreement.

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

Detail of cash and cash equivalents
Cash and cash equivalent break down as follows:

	As of December 31,
(in thousands of euros)	2023	2022
Cash and bank accounts	75,283	38,576
Short-term bank deposits	—	2,813
Net cash and cash equivalents	75,283	41,388
As of December 31, 2023, net cash and cash equivalents increased by €33.9 million as compared with December 31, 2022 mainly due to:
–the non-refundable upfront cash licensing fee from Janssen for a total of €27.5 million ($30 million) received in August 2023
–the net proceeds from the equity raise completed between September and December 2023 of €57.4 million
–the offsetting by the payment of interest accrued as payment-in-kind (“PIK”) related to the EIB loan for €5.4 million and other cash flows used in operating activities.
In addition, the Company is no longer subject to maintaining a minimum cash and cash equivalents balance following the full removal of the previously agreed covenant with the EIB, which was removed in October 2023.
See Note 4.4 - Financing Agreement with the European Investment Bank (“EIB”) for further details.
Note 10. Share Capital

10.1 Capital issued
Accounting policies
Ordinary shares are classified in shareholders’ equity. The cost of equity transactions that are directly attributable to the issue of new shares or options is recognized in shareholders’ equity as a deduction from the proceeds of the issue.
Detail of share capital transactions

(in thousands or number of shares)	Nature of transaction	Share Capital	Premiums related to share capital	Number of shares
December 31, 2021		1,045	255,767	34,825,872
March 31, 2022	Capital increase (AGA 2020)	2	0	50,000
March 31, 2022	Prior period adjustments	—	2	—
April 20, 2022	Free Shares attributions (AGA 2022)	—	(9)	—

December 31, 2022		1,046	255,760	34,875,872
April 20, 2023	Capital increase (AGA 2021)	11	—	354,510
June 27, 2023	Free Shares attributions (AGA 2023)	—	(26)	—
September 11, 2023	Issuance of new shares - Capital increase (Tranche 1 Janssen)	29	4,642	959,637
November 7, 2023	Issuance of new shares - capital increase (ordinary shares)	75	12,561	2,492,223
November 7, 2023	Issuance of new shares - capital increase (ADS)	114	19,086	3,786,907
November 7, 2023	Capital increase transaction costs (ordinary shares)	—	(758)	—
November 7, 2023	Capital increase transactions costs (ADS)	—	(1,140)	—
November 10, 2023	Issuance of new shares - Capital increase (Tranche 2 - step 1 Janssen)	113	18,965	3,762,923
December, 13, 2023	Issuance of new shares - Capital increase (Tranche 2 - step 2 Janssen)	27	4,542	901,256
December, 29, 2023	Capital increase transactions costs	—	(79)	—
December, 29, 2023	Capital increase transactions costs	—	(813)	—
December, 31, 2023	Prior period adjustments	—	1	—
December 31, 2023		1,414	312,742	47,133,328
As of December 31, 2023, the share capital was €1,413,999.85 divided into 47,133,328 fully paid in ordinary shares each with a par value of €0.03, as compared with the 2022 share capital of €1,046,276.16 divided into 34,875,872 fully paid in ordinary shares, each with a par value of €0.03.
On April 20, 2023, the share capital of the Company was increased by a nominal amount of €10,635.30, through the issuance of 354,510 new ordinary shares with a nominal value of €0.03 each, increasing the Company’s share capital from €1,046,276.16 to €1,056,911.46, as a result of the definitive acquisition of 354,510 AGA 2021. Such acquisition was acknowledged by the Executive Board on March 28, 2023 and on June 6, 2023.
On September 11, 2023, the share capital of the Company was increased by a nominal amount of €28,789.11, due to the issuance to JJDC of 959,637 new ordinary shares with a nominal value of €0.03 each, increasing the Company’s share capital from €1,056,911.47 to €1,085,700.58, as a result of the capital increase with cancellation of shareholders' preferential subscription rights in favor of JJDC decided by the Executive Board on September 11, 2023, in accordance with the delegation granted by the shareholders’ meeting of the Company held on September 1st, 2023 in its first resolution.
In connection with the equity investments from JJDC, as described above, the Company recorded an increase in reserves of €4.2 million. Since the Initial Tranche was to be settled at a future date, required no initial investment from JJDC and had a value varying in response to the change in the Company’s share price and created an exposure to foreign currency risk as the exercise price was set in U.S. dollars, this initial tranche resulted in the recognition of a derivative measured at fair value until its settlement. The increase in reserves represents the loss from the change in fair value of the derivative arising from the first tranche of the equity investment and is due to the significant change in share price between the signing date of the agreement and the settlement date of the transaction. (see Note 18 – Net Financial Income (Loss))
On November 7, 2023, following the completion of the settlement and delivery of the Global Offering, the share capital of the Company was increased by a nominal amount of €188,373.90, through the issuance of 6,279,130 new ordinary shares with a nominal value of €0.03 each, increasing the Company’s share capital from €1,085,700.58 to €1,274,074.48, as a result of a capital increase without preferential subscription rights to the benefit of categories of persons in the context of an offering in the United States of America and an offering to institutional investors outside the United States of America, in accordance with the delegation granted by the shareholders’ meeting of the Company held on June 27, 2023 in its 24th resolution.
On November 10, 2023, following the completion of the settlement and delivery of the Strategic Offering, the share capital of the Company was increased by a nominal amount of €112,887.69, through the issuance of 3,762,923 new ordinary shares with a nominal value of €0.03 each, increasing the Company’s share capital from €1,274,074.48 to €1,386,962.17, as a result of a concurrent capital increase without preferential subscription rights to the benefit of specific investors in the context of an offering in the United States of America, in accordance with the delegation granted by the shareholders’ meeting of the Company held on June 27, 2023 in its 25th resolution.
On December 13, 2023, the share capital of the Company was increased by a nominal amount of €27,037.68, through the issuance of 901,256 new ordinary shares with a nominal value of €0.03 each, increasing the Company’s share capital from €1,386,962.17 to €1,413,999.85, as a result of a concurrent capital increase without preferential subscription rights to the benefit of specific investors in the context of an offering in the United States of America, in accordance with the delegation granted by the shareholders’ meeting of the Company held on June 27, 2023 in its 25th resolution.
In 2022, the increase in share capital is linked to the issuance of 50,000 new ordinary shares for fully vested free shares (AGA) related to the AGA 2020 plan.

10.2 Treasury shares
On December 20, 2022 the liquidity contract with Gilbert Dupont was terminated, resulting in the Company receiving 22,118 shares that are still reported as treasury shares as of December 31, 2023.

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
The following tables summarize activity in these plans during the years ended December 31, 2023 and 2022.
The impact of share-based payments on income is detailed in Note 17.

Founders’ warrants (BSPCE)

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2023	Issued	Exercised	Forfeited	Outstanding at December 31, 2023	Number of shares issuable
BSPCE 2012-2	December 18, 2012	6.63	—	—	—	—	—	—
BSPCE 08-2013	August 28, 2013	5.92	50,000	—	—	(50,000)	—	—
BSPCE 09-2014	September 16, 2014	18.68	86,150	—	—	(400)	85,750	85,750
BSPCE 2015-1	February 10, 2015	18.57	68,450	—	—	(350)	68,100	68,100
BSPCE 2015-3	June 10, 2015	20.28	30,350	—	—	(1,950)	28,400	28,400
BSPCE 2016	February 2, 2016	14.46	200,626	—	—	(3,609)	197,017	197,017
BSPCE 2017	January 7, 2017	15.93	179,150	—	—	(1,050)	178,100	178,100
Total			614,726	—	—	(57,359)	557,367	557,367

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2022	Issued	Exercised	Forfeited	Outstanding at December 31, 2022	Number of shares issuable
BSPCE 2012-2	December 18, 2012	6.63	100,000	—	—	(100,000)	—	—
BSPCE 08-2013	August 28, 2013	5.92	50,000	—	—	—	50,000	50,000
BSPCE 09-2014	September 16, 2014	18.68	86,150	—	—	—	86,150	86,150
BSPCE 2015-1	February 10, 2015	18.57	68,450	—	—	—	68,450	68,450
BSPCE 2015-3	June 10, 2015	20.28	30,350	—	—	—	30,350	30,350
BSPCE 2016	February 2, 2016	14.46	200,841	—	—	(215)	200,626	160,673
BSPCE 2017	January 7, 2017	15.93	179,500	—	—	(350)	179,150	179,150
Total			715,291	—	—	(100,565)	614,726	574,773
By way of exception, the Executive Board decided to lift, for three former employees and for two former members of the Executive Board, the continued service condition, and, where applicable for a former Executive Board member, the performance conditions to which the exercise of certain BSPCEs was subject, notwithstanding the termination of their employment agreement and/or corporate office.
The probability of meeting the performance conditions for the 2016 BSPCE, BSA and OSA performance plans was reassessed as of December 31, 2023. The threshold of 500 patients enrolled in all our clinical studies was exceeded in December 31, 2023. As a consequence, all outstanding 2016 BSPCE, BSA and OSA may be exercised.
The impact of share-based payments on income is detailed in Note 17.

Warrant Plans (BSA)

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2023	Issued	Exercised	Forfeited	Outstanding at December 31, 2023	Number of shares issuable
BSA 04-12	May 4, 2012	6.00	—	—	—	—	—	—
BSA 2013	April 10, 2013	6.37	6,000	—	—	(6,000)	—	—
BSA 2014	September 16, 2014	17.67	10,000	—	—	—	10,000	—
BSA 2015-1	February 10, 2015	17.67	21,000	—	—	—	21,000	—
BSA 2015-2(a)	June 25, 2015	19.54	64,000	—	—	—	64,000	—
BSA 2017	January 7, 2017	15.76	—	—	—	—	—	—
BSA 2018-1	March 6, 2018	13.55	28,000	—	—	(28,000)	—	—
BSA 2018-2	July 27, 2018	16.10	5,820	—	—	—	5,820	—
BSA 2019-1	March 29, 2019	11.66	18,000	—	—	—	18,000	—
BSA 2020	March 17, 2020	6.59	18,000	—	—	—	18,000	—
BSA 2021 (a)	April 21, 2021	13.47	14,431	—	—	—	14,431	14,431
BSA 2021 (b)	April 21, 2021	13.64	—	—	—	—	—	—
Total			185,251	—	—	(34,000)	151,251	14,431

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2022	Issued	Exercised	Forfeited	Outstanding at December 31, 2022	Number of shares issuable
BSA 04-12	May 4, 2012	6.00	30,000	—	—	(30,000)	—	—
BSA 2013	April 10, 2013	6.37	6,000	—	—	—	6,000	6,000
BSA 2014	September 16, 2014	17.67	10,000	—	—	—	10,000	—
BSA 2015-1	February 10, 2015	17.67	21,000	—	—	—	21,000	—
BSA 2015-2(a)	June 25, 2015	19.54	64,000	—	—	—	64,000	—
BSA 2016	February 2, 2016	13.74	—	—	—	—	—	—
BSA 2016-2	November 3, 2016	15.01	—	—	—	—	—	—
BSA 2017	January 7, 2017	15.76	18,000	—	—	(18,000)	—	—
BSA 2018-1	March 6, 2018	13.55	28,000	—	—	—	28,000	—
BSA 2018-2	July 27, 2018	16.10	5,820	—	—	—	5,820	—
BSA 2019-1	March 29, 2019	11.66	18,000	—	—	—	18,000	—
BSA 2020	March 17, 2020	6.59	18,000	—	—	—	18,000	—
BSA 2021 (a)	April 21, 2021	13.47	14,431	—	—	—	14,431	14,431
BSA 2021 (b)	April 21, 2021	13.64	30,000	—	—	(30,000)	—	—
Total			263,251	—	—	(78,000)	185,251	20,431
During the year ended December 31, 2023, no new warrants were issued.

At a meeting on April 10, 2013, the Executive Board, acting pursuant to the delegation, granted 6,000 warrants to members and observers of the Supervisory Board, each warrant giving its holder the right to subscribe to one ordinary share, each with a par value of €0.03 and at a price of €6.37 (share premium included). The subscription period is open from the date of the Executive Board until April 10, 2023, inclusive. As of December 31, 2023, the remaining 6,000 warrants have not been exercised by their beneficiaries and have all been cancelled.
At a meeting on March 6, 2018, the Executive Board, acting pursuant to the delegation, granted 28,000 warrants to members and observers of the Supervisory Board, each warrant giving its holder the right to subscribe to one ordinary share, each with a par value of €0.03 and at a price of €13.55 (share premium included). The subscription period is open from the date of the Executive Board until March 6, 2023, inclusive. As of December 31, 2023, the remaining 28,000 warrants have not been exercised by their beneficiaries and have all been cancelled.

Stock Option Plans (OSA)

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2023	Issued	Exercised	Forfeited	Outstanding at December 31, 2023	Number of shares issuable
OSA 2016-1	February 2, 2016	13.05	400	—	—	—	400	400
OSA 2016-2	November 3, 2016	14.26	4,000	—	—	—	4,000	4,000
OSA 2017	January 7, 2017	14.97	500	—	—	—	500	500
OSA 2018	March 6, 2018	12.87	52,000	—	—	—	52,000	52,000
OSA 2019-1	March 29, 2019	11.08	25,750	—	—	—	25,750	25,750
OSA LLY 2019	October 24, 2019	6.41	500,000	—	—	—	500,000	—
OSA 2020	March 11, 2020	6.25	381,173	—	—	(3,398)	377,775	377,775
OSA 2021-04	April 20, 2021	13.74	421,200	—	—	(25,000)	396,200	30,134
OSA 2021-06	June 21, 2021	12.99	120,000	—	—	—	120,000	40,000
OSA 2022-001	April 14, 2022	6.17	—	—	—	—	—	—
OSA 2022-06	June 22, 2022	4.16	554,500	—	—	(13,810)	540,690	140,500
OSA 2023-01	July 20, 2023	5.00	—	338,860	—	(20,000)	318,860	—
Total			2,059,523	338,860	—	(62,208)	2,336,175	671,059

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2022	Issued	Exercised	Forfeited	Outstanding at December 31, 2022	Number of shares issuable
OSA 2016-1	February 2, 2016	13.05	400	—	—	—	400	240
OSA 2016-2	November 3, 2016	14.26	4,000	—	—	—	4,000	4,000
OSA 2017	January 7, 2017	14.97	500	—	—	—	500	500
OSA 2018	March 6, 2018	12.87	52,000	—	—	—	52,000	52,000
OSA 2019-1	March 29, 2019	11.08	28,250	—	—	(2,500)	25,750	25,750
OSA LLY 2019	October 24, 2019	6.41	500,000	—	—	—	500,000	—
OSA 2020	March 11, 2020	6.25	387,456	—	—	(6,283)	381,173	274,610
OSA 2021-04	April 20, 2021	13.74	491,200	—	—	(70,000)	421,200	18,619
OSA 2021-06	June 21, 2021	12.99	120,000	—	—	—	120,000	20,000
OSA 2022-001	April 14, 2022	6.17	—	20,000	—	(20,000)	—	—
OSA 2022-06	June 22, 2022	4.16	—	580,900	—	(26,400)	554,500	—
Total			1,583,806	600,900	—	(125,183)	2,059,523	395,719
At a meeting on July 20, 2023, the Executive Board, acting pursuant to delegations granted by the Company’s shareholders’ meeting held on July 20, 2023, granted to certain employees of the Group and members of the Executive Board 338,860 stock options, each giving its holder the right to subscribe to one ordinary share, each with a par value of €0.03 and at a price of €5.00 (share premium included). Such stock options are governed by the 2023 stock option plan, adopted by the Executive Board on July 20, 2023 and approved by the Company’s annual shareholders’ meeting held on June 27, 2023 (the “2023 Stock Option Plan”).
The ordinary stock options are exercisable as follows:
▪up to one-third of the ordinary stock options as from July 20, 2024;
▪ an additional one-third of the ordinary stock options as from July 20, 2025; and
▪ the balance, i.e., one-third of the ordinary stock options as from July 20, 2026.
subject to, for each increment, a continued service condition, and in any case, no later than 10 years after the date of grant. Stock options which have not been exercised by the end of the 10 year period will be forfeited by law.

Free share plans (AGA)

Type	Grant date	Outstanding at January 1, 2023	Issued	Definitively vested	Forfeited	Outstanding at December 31, 2023	Number of shares exercisable
AGA 2021	April 20, 2021	354,711	—	(354,510)	(201)	—	—
AGA 2022	June 22, 2022	299,035	—	—	(5,259)	293,776	293,776
AGA 2023 - P1	June 27, 2023	—	427,110	—	(26,150)	400,960	400,960
AGA 2023 - P2	June 27, 2023	—	439,210	—	(6,650)	432,560	432,560
Total		653,746	866,320	(354,510)	(38,260)	1,127,296	1,127,296

Type	Grant date	Outstanding at January 1, 2022	Issued	Definitively vested	Forfeited	Outstanding at December 31, 2022	Number of shares exercisable
AGA 2020	March 11, 2020	50,000	—	(50,000)	—	—	—
AGA 2021	April 20, 2021	360,512	—	—	(5,801)	354,711	354,711
AGA 2022	June 22, 2022	—	300,039	—	(1,004)	299,035	299,035
Total		410,512	300,039	(50,000)	(6,805)	653,746	653,746
At a meeting on June 27, 2023, the Executive Board, acting pursuant to the authorization granted by Company’s shareholders’ meeting on June 23, 2022, granted 427,110 free shares (AGA 2023 P1), each with a par value of €0.03 to employees of the Group and members of the Executive Board. Such free shares will be subject to a one-year holding period starting at the end of the two-year acquisition period, i.e. starting on June 27, 2025. Such free shares are governed by the 2023 free share plan adopted by the Executive Board on June 27, 2023.
Furthermore, the definitive acquisition of these free shares (AGA 2023 P1) granted to members of the Executive Board was conditioned upon the achievement of performance conditions within the acquisition period. The satisfaction of these performance condition was acknowledged by the Executive Board, with the approval of the Supervisory Board on February 09, 2024. The definitive acquisition of these free shares is subject to a one-year holding period starting at the end of the two-year acquisition period and is conditional on the beneficiaries' presence in the Group at the end of the vesting period.
At a meeting on June 27, 2023, the Executive Board, acting pursuant to the authorization granted by Company’s shareholders’ meeting on June 23, 2022, granted 439,210 free shares (AGA 2023 P2), each with a par value of €0.03 to certain employees of the Group and members of the Executive Board. Such free shares will be subject to a one-year holding period starting at the end of the two-year acquisition period, i.e. starting on June 27, 2025. Such free shares are governed by the 2023 free share plan adopted by the Executive Board on June 27, 2023.
Furthermore, the definitive acquisition of these free shares (AGA 2023 P2) granted to members of the Executive Board and all employees was conditioned upon the achievement of performance conditions applicable within the acquisition period. At the end of 2023, these conditions have been achieved allowing the free shares to be exercisable at closing date. The satisfaction of these performance condition was acknowledged by the Executive Board, with the approval of the Supervisory Board on February 09, 2024. The definitive acquisition of these free shares is subject to a one-year holding period starting at the end of the two-year acquisition period and is conditional on the beneficiaries' presence in the Group at the end of the vesting period.

Free share vesting conditions
The AGA 2022 and AGA 2023 are subject to a two-year vesting period and a one-year holding period,. The free shares granted by the Company are definitively acquired at the end of the acquisition period as set by the Executive Board. At the end of such period, the beneficiary is the owner of the shares. However, during the holding period (as set by the Executive Board), if any, the shares may not be sold, transferred or pledged.
Unless otherwise decided by the supervisory and executive boards of the Company, the AGA 2022 and AGA 2023 are subject to continued service during the vesting period (i.e., for the AGA 2022, until June 22, 2024 and for AGA 2023, until June 27, 2025), it being specified that, failing such continued service, the beneficiary definitively and irrevocably loses his or her right to acquire the relevant AGA 2022 and AGA 2023.
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
At a meeting on April 20, 2023, the Executive Board acknowledged the definitive acquisition of 354,510 free shares granted on April 20, 2021 following a two-year acquisition period, thus acknowledging the related share capital increase of €10,635.30.
In accordance with the terms of the free shares, the Executive Board decided to lift, for four of the Company’s employees and a former Executive Board member, the continued service condition to which the definitive acquisition of their free shares is subject, notwithstanding the termination of their employment agreement or corporate office.
The impact of share-based payments on income is disclosed in Note 17. As of December 31, 2023, the assumptions related to the estimated vesting of the founders’ warrants, the warrants and performance stock-options have been updated (see Note 17).

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
(1) Subject to meeting the contractual conditions, Kepler Cheuvreux undertakes to exercise the BSA Kepler within 24 months of their date of issue. On December 22, 2023, the agreement has been extended by 120 days to September 2024. These conditions include:
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
No warrants has been exercised as of December 31, 2023.

Note 11. Provisions

Accounting policies

Provisions for contingencies and charges
Provisions for contingencies and charges reflect obligations resulting from various disputes and risks for which due dates and amounts are uncertain, that the Company may face as part of its normal business activities.

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
As of December 31, 2023 and 2022, the Company updated the parameters for calculating the lump-sum retirement benefit plan to take recent changes into account. The salary increase rate, staff turnover and discount rate were all updated (see Note 11.2 for further details on assumptions used).

(in thousands of euros)	As of January 1, 2023	Increases	Decreases(1)	Currency translation	As of December 31, 2023
Lump-sum retirement benefits	270	53	—	—	323
Non-current provisions	270	53	—	—	323
Provisions for disputes	177	383	(46)	(8)	506
Provisions for charges	150	104	—	—	253
Current provisions	327	487	(46)	(8)	760
Total provisions	597	540	(46)	(8)	1,083

(in thousands of euros)	As of January 1, 2022	Increases	Decreases(1)	Currency translation	As of December 31, 2022
Lump-sum retirement benefits	318	—	(48)	—	270
Non-current provisions	318	—	(48)	—	270
Provisions for disputes	94	80	—	—	177
Provisions for charges	16	150	(16)	—	150
Current provisions	110	230	(16)	—	327
Total provisions	428	230	(64)	—	597
(1)See Statement of consolidated cash flows and Note 16.4 for the nature of these decreases

11.1 Current provisions

Provisions for disputes include ongoing employee disputes. The increase during 2023 and 2022 of €0.3 million and €80 thousand respectively, were due to new employee disputes that occurred during the respective years.
The increase in provisions for charges is due to a provision of €0.1 million that has been allocated for the social levy on attendance fees.

A provision for a rent-free period on premises amounting to €0.2 million was recorded as of December 31, 2022, and no changes were noted this fiscal year.

11.2 Non-current provisions

Commitments for retirement benefits

	As of December 31,
(in thousands of euros)	2023	2022	2021
Provision as of beginning of period	270	318	414
Cost of services	65	75	84
Interests / discounting costs	10	3	1
Expense for the period	75	78	85
Gains or losses related to experience	(13)	(29)	(133)
Gains or losses related to change in demographic assumptions	(30)	5	(5)
Gains or losses related to change in financial assumptions	21	(102)	(43)
Actuarial gains or losses recognized in other comprehensive income	(22)	(126)	(182)
Provision as of end of period	323	270	318

The assumptions used to measure lump-sum retirement benefits are as follows:

As of December 31,
Measurement date	2023	2022	2021
Retirement assumptions	Management: Age 66 Non-management: Age 64	Management: Age 66 Non-management: Age 64	Management: Age 66 Non-management: Age 64
Social security contribution rate	45%	44%	42%
Discount rate	3.30%	3.69%	0.98%
Mortality tables	Regulatory table INSEE 2017 - 2019	Regulatory table INSEE 2016 - 2018	Regulatory table INSEE 2015 -2017
Salary increase rate (including inflation)	Executive: 4% Non-Executive: 3.5%	Executive: 4% Non-Executive: 3.5%	Executive: 3% Non-Executive: 2.5%
Staff turnover	Constant average rate of 8.4%	Constant average rate of 5.86%	Constant average rate of 5.86%
Duration	20 years	20 years	20 years
The rights granted to Company employees are defined in the Collective Agreement for the Pharmaceutical industry (manufacturing and sales of pharmaceutical products).
The staff turnover rate was determined using a historical average over the 2018-2023 period.
The sensitivity to the discount rate and to the salary growth is as follows:

Discount rate	3.05%	3.30%	3.55%
Defined Benefit Obligation as of December 31, 2023 (in thousands of euros)	337	323	309
The Company does not expect to pay a material amount of benefits for the five next years.

Note 12. Financial liabilities

Accounting policies for financial liabilities are described in Note 14 - Financial instruments included in the statement of financial position and impact on income.’

Details of financial liabilities

	As of December 31,
(in thousands of euros)	2023	2022
Lease liabilities – Short term	1,199	962
Repayable BPI loan advances - Short term	592	500
PGE Loans*	2,583	2,632
EIB Loan – Short term	649	467
Total current financial liabilities	5,022	4,560
Lease liabilities – Long term	3,883	4,568
Repayable BPI loan advances – Long term	1,872	2,258
PGE Loans*	4,028	6,495
EIB loan – Long term	35,761	35,287
Total non-current financial liabilities	45,543	48,608
Total financial liabilities	50,565	53,169
(*)”PGE”or in French “Prêts garantis par l’Etat” are state-guaranteed loans

Repayable BPI loan advances
The Company received repayable advances from Banque Publique d’Investissement (formerly known as OSEO Innovation). Some of these advances are interest-free and are fully repayable in the event of technical and/or commercial success.
The other advances bear 1.56% interest. The amount to be reimbursed corresponds to the amount received to date, €2.1 million, increased by the interest amount (see Note 12.1).
In June 2020, Curadigm SAS obtained a €500 thousand conditional advance from Bpifrance, €350 thousand of which was received at the signature date. The remaining €150 thousand was released by Bpifrance after the completion of the project in October 2022, and the funds were received in January 2023.

EIB loan
In July 2018, the Company obtained a fixed rate and royalties-based loan from the EIB. The loan could reach a maximum amount of €40 million, divided in three tranches. The first tranche, with a nominal value of €16 million, was received in October 2018 and would have been initially repaid in full in 2023. The accumulated fixed-rate interest related to this tranche was to be paid at the principal repayment date. The second tranche, with a nominal value of €14 million, was received in March 2019 and was initially to be repaid between 2021 and 2024. The accumulated fixed-rate interest related to this second tranche was initially to be paid twice a year together with the principal due.
The specific conditions for the third tranche were not fulfilled before the July 31, 2021 deadline. Accordingly, the third tranche is no longer available to the Company.
Pursuant to the Amendment Agreement signed on October 18, 2022, as described in Note 4.4 - Financing Agreement with the European Investment Bank (“EIB”), the Company determined that the modifications to the agreement are substantial and it is to be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability in accordance with IFRS 9.
Therefore the Company estimated the fair value of the new debt that shall be recorded as a liability at the Amendment Agreement date. The fair value of the new debt was equal to the present value of the probable future cash flows based on management business plan using an average discount rate representing the prevailing market conditions at date.
Consequently the company recognized a financial loss of €6.9 million arising from the difference between (i) the carrying amount of the financial liability extinguished (€27.5 million) and the fair value of the new financial liability (€34.4 million). After initial recognition of the new debt, this financial liability has been measured at amortized cost.

Pursuant to the terms of the Amendment Agreement, the Company is also required:

•during a six-year royalty calculation period commencing upon commercialization of NBTXR3, to pay (on each June 30 with respect to the preceding year within the calculation period) additional interest in the form of royalties, calculated according to the number of tranches that have been withdrawn and indexed on the annual sales turnover (see Note 4.4 - Financing Agreement with the European Investment Bank (“EIB”)). On the date of the Amendment Agreement, the Company calculated estimated future royalties based on its forecast of future annual sales turnover, and this estimated amount was included in the amortized cost of the loan. When the Company revises its forecasts of estimated royalties, the carrying value of the liability is subsequently adjusted based on the revised estimate of future royalties, which is discounted at the original average discount rate. The related impact on the carrying value of the liability is recorded as financial income or expense, as applicable; and
•to pay to the EIB a milestone totaling €20 million which was initially due and payable in two equal instalments. An advance payment of this milestone shall be paid if and when the Company receives upfront or milestone revenues from deals. The amount of the milestone was included in the amortized cost of the loan. For the year ended December 31, 2023 the Company paid an aggregate amount of €0.8 million as advance payment of this milestone, including advance payment in connection with the financial covenant waiver as described below.
As part of the Amendment Agreement signed in October 2022, the Company was initially required to maintain a minimum cash and cash equivalents balance equal to the outstanding principal owed to EIB .
At last, the EIB has finally agreed to the removal of this minimum cash and cash equivalent covenant, effective October 13, 2023, subject to the following conditions: (i) the Company’s repayment of the PIK prepayment amount of approximately €5.4 million in accordance with the terms of the EIB loan in respect of PIK interest accrued through October 12, 2023 (the “PIK prepayment condition”), (ii) the introduction of an additional mechanism for further prepayment of the €20.0 million milestone payment required under the EIB loan, which will require prepayments equal to a tiered low single digit percentage of future equity or debt financing transactions raising up to an aggregate of €100 million, on a cumulative basis, increasing to a mid-single digit percentage for such financings greater than €100 million (the “Milestone Prepayment Mechanism”).
The PIK prepayment condition was satisfied on October 12, 2023, allowing the definitive waiver removal.
The additional prepayment condition on the €20.0 million milestone was met further to the global offering equity raise subscribed between November and December 2023, triggering the prepayment of €0.8 million to the EIB (outstanding balance of €19.2 million still due as of December 31, 2023).
All other covenants included in the 2018 finance contract remain unchanged.
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

Consequently the company recognized a financial loss of €6.9 million arising from the difference between (i) the carrying amount of the financial liability extinguished (€27.5 million) and the fair value of the new financial liability (€34.4 million). After initial recognition of the new debt, this financial liability will be measured at amortized cost based on an average discount interest rate of 21.3%.

The P&L impact of fair value comprised both the effect of determining the initial fair value of the debt and the impact of discounting over the year (from October 18, 2022, to December 31, 2022, equivalent to €1.4 million).

In the course of the year 2023, following the execution of the license agreement with Janssen (see Note 4.1 - Janssen Agreement), the Company reassessed the present value of estimated discounted future cash flows using the initial discount rate of 21.3%. Consequently, the Company recorded a catch-up adjustment to the debt through profit and loss for an amount of €0.3 million.

As of December 31, 2023, the Company conducted a sensitivity analysis, changing the key assumptions used to determine the amortized cost and the fair value of the EIB loan :

• Debt at amortized cost - sensitivity

•Commercialization date sensitivity analysis
With constant average discount rate and cumulated net sales :

(in thousands of euros)	As of December 31, 2023
Commercialization date sensitivity	Total debt at amortized cost	P&L impact	Global impact
Based date	36,409	—	—
1 year after	33,982	2,427	2,427
(*) one year postponing versus first year of commercialization

•Cumulated net sales sensitivity analysis
With constant average discount rate and commercialization date :

(in thousands of euros)	As of December 31, 2023
Cumulated net sales sensitivity	Total debt at fair value	P&L impact	Global impact
Net sales -10%	36,718	309	309
Based cumulated net sales	36,409	—	—
Net sales +10%	36,100	(309)	(309)

•Debt at fair value - sensitivity

•Commercialization date sensitivity analysis
With the same average discount rate and cumulated net sales :

(in thousands of euros)	As of December 31, 2023
Commercialization date sensitivity	Total debt at amortized cost	P&L impact	Global impact
Based date	38,699	—	—
1 year after	35,749	2,950	2,950
(*) one year postponing versus first year of commercialization

•Cumulated net sales sensitivity analysis
With constant average discount rate and commercialization date :

(in thousands of euros)	As of December 31, 2023
Cumulated net sales sensitivity	Total debt at fair value	P&L impact	Global impact
Net sales -10%	38,906	207	207
Based cumulated net sales	38,699	—	—
Net sales +10%	38,492	(207)	(207)
PGE loans
The Company announced in June 2020 that it received approval for financing from both HSBC and Bpifrance for €5 million each in the form of state-guaranteed loans (“Prêts Garantis par l’État”, or “PGE” in France).
This “HSBC” loan is booked at amortized cost for a minimum of 12 months and allows the Company to delay the reimbursement of this 12 months loan by 1 to 5 years. The Company used this option and the reimbursement date was delayed by 1 year, starting in September 2022. The effective interest rate amounts to 0.31%. As of December 31, 2023, €1.3 million was repaid from HSBC PGE loan.
On July 10, 2020, the Company entered into the second €5 million PGE loan with Bpifrance (the ‘‘Bpifrance PGE Loan’’). The Bpifrance PGE loan has a six-year term and is 90% guaranteed by the French State. The Bpifrance PGE loan did not bear any interest for the first 12-month period but, following such 12-month period and for the subsequent 5 years, bears an interest rate of 2.25% per annum, inclusive of an annual State guarantee fee of 1.61% per annum. The principal and interest of the Bpifrance PGE loan is being reimbursed in 20 quarterly installments as from October 31, 2021 until July 26, 2026. As of December 31, 2023, €1.4 million was repaid from Bpifrance PGE.

12.1 Conditional advance, bank loan and loans from government and public authorities

The table below shows the detail of liabilities recognized on the statements of financial position by type of conditional advances and loans from government and public authorities.
Conditional advances and loans from government and public authorities

(in thousands of euros)	Bpifrance advance	Interest-free Bpifrance loan	EIB Loan	Curadigm Bpifrance advance	Total
As of January 1, 2022	2,266	493	26,374	300	29,433
Principal received	—	—	—	—	—
Impact of discounting and accretion	3	7	6,855	17	6,882
Accumulated fixed interest expense accrual	47	—	1,643	—	1,690
Accumulated variable interest expense accrual	—	—	3,740	—	3,740
Repayment	—	(375)	(2,858)	—	(3,233)
As of December 31, 2022	2,316	125	35,754	317	38,512
Principal received	—	—	—	150	150
Impact of discounting and catch-up	16	—	(285)	(20)	(289)
Accumulated fixed interest expense accrual	34	—	2,385	—	2,419
Accumulated variable interest expense accrual	—	—	5,195	—	5,195
Repayment	(300)	(125)	(6,639)	(50)	(7,114)
As of December 31, 2023	2,066	—	36,409	397	38,873
For the fiscal year ending December 31, 2023, the changes in the EIB's debt is primarily attributable to the increase in accumulated accrued variable interests following the Amendment Agreement, almost fully offset by the repayments made during 2023, which the most significant is the €5.4 million PIK interest payment to EIB executed as of October 12, 2023 in accordance with the waiver removal conditions, and an aggregate amount of €0.8 million paid as advance milestones payments, including the advance payment in connection with the financial covenant waiver. (See Note 4.4)

Also, in the course of the year 2023, following the execution of the license agreement with Janssen (see Note 4.1 - Partnership with Janssen Pharmaceutica NV and Share Purchase Agreement with Johnson & Johnson Innovations - JJDC), the Company reassessed the present value of estimated discounted future cash flows using the initial discount rate of 21.3%. Consequently, the Company recorded a catch-up adjustment to the debt through profit and loss for an amount of €0.3 million.
During the year ended December 31, 2022 the increase in the EIB loan of €6.9 million relates to the impact in the framework of the Amendment Agreement with EIB. The Company determined that the modifications of the agreement are substantial and is to be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability in accordance with IFRS 9 This financial loss arises from the difference between the carrying amount of the financial liability extinguished (€27.5 million) and the fair value of the new financial liability as of the Amendment Agreement date (€34.4 million). (See Note 4.4)
The expected royalty payments, previously estimated at €3.4 million as of December 31, 2021, according to the former EIB contract, have been updated to €32.4 million as of December 31, 2022, due to the revised terms of the EIB debt amendment and the adjusted sales forecast. As of December 31, 2023, the royalty payments to be made in the future are now estimated at €36.6 million, reflecting the latest revisions made to the sales forecast in 2023.

Bank loan

(in thousands of euros)	HSBC “PGE” (1)	Bpifrance “PGE” (1)	Total
As of January 1, 2022	5,030	5,038	10,068
Principal received	—	—	—
Impact of discounting and accretion	(1)	(7)	(8)
Accumulated fixed interest expense accrual (2)	42	111	153
Repayment	(661)	(425)	(1,086)
As of December 31, 2022	4,409	4,717	9,127
Principal received	—	—	—
Impact of discounting and accretion	(9)	(6)	(15)
Accumulated fixed interest expense accrual (3)	41	90	131
Repayment	(1,287)	(1,345)	(2,632)
As of December 31, 2023	3,155	3,457	6,612
(1)”PGE”or in French “Prêts garantis par l’Etat” are state-guaranteed loans
(2) In 2022 the fixed interest accrual refers to guaranteed fee of 0.25% of the principal of the HSBC PGE loan and to a guarantee fee of 0.25% added to a fixed interest rate of 1.36% for the Bpifrance PGE loan, respectively.
(3) In 2023 the fixed interest accrual refers to guaranteed fee of 0.25% of the principal of the HSBC PGE loan and to a guarantee fee of 0.25% added to a fixed interest rate of 1.36% for the Bpifrance PGE loan, respectively.

12.2 Lease liabilities

The table below shows the detail of changes in lease liabilities recognized on the statements of financial position over the periods disclosed:

(in thousands of euros)	Lease liabilities
As of January 1, 2022	6,519
New lease contracts	—
Indexation effect on current lease commitment	252
Impact of discounting and accretion	(26)
Fixed interest expense	238
Repayment of lease	(1,331)
Early termination of lease contracts	(122)
As of December 31, 2022	5,530
New lease contracts	—
Indexation effect on current lease commitment	376
Impact of discounting and accretion	(31)
Fixed interest expense	203
Repayment of lease	(996)
Early termination of lease contracts	—
As of December 31, 2023	5,081

12.3 Changes in liabilities arising from financing activities

The table below shows the detail of changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

(in thousands of euros)	Bpifrance advance	Interest-free Bpifrance loan	Curadigm Bpifrance advance	EIB Loan	HSBC “PGE”	Bpifrance “PGE”	Lease Liabilities	Total
January 1, 2022	2,266	493	300	26,374	5,030	5,038	6,519	46,020
Principal received	—	—	—	—	—	—	252	252
Decrease in loans and conditional advances	—	(375)	—	(2,333)	(622)	(313)	—	(3,642)
Interest paid	—	—	—	(525)	(39)	(113)	—	(677)
Interest paid (IFRS 16)	—	—	—	—	—	—	—	—
Payment of lease liabilities	—	—	—	—	—	—	(1,331)	(1,331)
Early termination of lease contracts	—	—	—	—	—	—	(122)	(122)
Cash flows from financing activities	—	(375)	—	(2,858)	(661)	(425)	(1,079)	(5,520)
Indexation effect on current lease commitment	—	—	—	—	—	—	—	—
Impact of discounting and catch-up	3	7	—	6,855	(1)	7	(26)	6,848
Accumulated fixed interest expense accrual	47	—	—	1,643	42	111	238	2,081
Accumulated variable interest expense accrual	—	—	—	3,740	—	—	—	3,740
Non-cash from financing activities	50	7	—	12,238	41	104	212	12,669
As of December 31, 2022	2,316	125	317	35,754	4,409	4,717	5,530	53,169
Principal received	—	—	150	—	—	—	—	150
Decrease in loans and conditional advances	(300)	(125)	(50)	—	(1,246)	(1,250)	—	(2,971)
Interest paid	—	—	—	(6,639)	(41)	(95)	—	(6,775)
Interest paid (IFRS 16)	—	—	—	—	—	—	(203)	(203)
Payment of lease liabilities	—	—	—	—	—	—	(793)	(793)
Cash flows from financing activities	(300)	(125)	100	(6,639)	(1,287)	(1,345)	(996)	(10,592)
Indexation effect on current lease commitment	—	—	—	—	—	—	376	376
Impact of discounting and catch-up	16	—	(20)	(285)	(9)	(6)	(31)	(334)
Accumulated fixed interest expense accrual	34	—	—	2,385	41	90	—	2,550
Accumulated variable interest expense accrual	—	—	—	5,195	—	—	201	5,396
Non-cash from financing activities	50	—	(20)	7,295	32	84	547	7,988
As of December 31, 2023	2,066	—	397	36,409	3,155	3,457	5,081	50,565

12.4 Due dates of the financial liabilities

The due dates for repayment of the advances loans and lease liabilities at their nominal value and including fixed-rate interest are as follows:

	As of December 31, 2023
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Bpifrance	500	1,637	—	—
Interest-free Bpifrance loan	—	—	—	—
Curadigm interest-free Bpifrance advance	100	200	175	—
HSBC “PGE”	1,285	1,904	—	—
Bpifrance “PGE”	1,317	2,237	—	—
EIB fixed rate loan	692	19,946	17,872	51,246
Lease liabilities	1,219	2,434	1,227	621
Total	5,113	28,358	19,274	51,867

	As of December 31, 2022
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Bpifrance	300	1,300	837	—
Interest-free Bpifrance loan	125	—	—	—
Curadigm interest-free Bpifrance advance	75	200	75	—
HSBC “PGE” (1)	1,287	2,557	631	—
Bpifrance “PGE” (1)	1,345	2,605	948	—
EIB fixed rate loan	467	7,630	30,184	19,869
Lease liabilities	962	2,292	1,904	971
Total	4,560	16,584	34,579	20,840
(1)”The Company will reimburse the two “PGE”or (“Prêts garantis par l’Etat” or state-guaranteed loans) over 5 years with a deferral of 1 year (last reimbursement being in 2026), for the reasons mentioned in the paragraph below.

The long-term debt obligations relate to the fixed and variable rate interest and principal payable on repayable advances, on interest-free Bpifrance loan, on EIB loan, PGE loans and lease liabilities. These amounts reflects the committed amounts under those contracts as of December 31, 2023.
As of December 31, 2023, the table above indicates that the EIB loan's outstanding balance is €89.8 million, which includes €33.9 million for the principal and fixed rate interest to be paid over the term of the loan, out of which €6.6 was expensed during the year ended December 31, 2023, €19.2 million of milestones to be paid under the new Milestone advance payments mechanism schedule which will require prepayments equal to a tiered low single digit percentage of future equity or debt financing transactions raising up to an aggregate of €100 million, on a cumulative basis, increasing to a mid-single digit percentage for such financings greater than €100 million, and €36.6 million for the estimated royalty payments to be made in the future, based on the forecasted sales expected to be generated by the Company’s partners during the six-year period beginning upon NBTXR3 commercialization.(see Notes 4.4 and 12.1).
The outstanding balance of the EIB loan included in the table above was €58.1 million as of December 31, 2022, including €12.8 million of total fixed rate interest to be paid over the term of the loan, out of which €2.3 million was expensed during the year ended December 31, 2022 and €20 million of milestones payable in two equal installments at the earlier on, respectively, June 30, 2026 and June 30, 2027 and, failing to commercialize, at the new maturity date of the loan. The balance in the table above does not include €32.4 million of estimated royalty payment, based on the consolidated forecasted sales expected to be generated by the Company during the six-year period beginning upon NBTXR3 commercialization (see Notes 3.2, 4.3 and 12.1).

Note 13. Trade payables and other current liabilities

13.1 Trade and other payables

Accounting policies
Accounting policies for Trade and other payables are described in Note 14 - Financial instruments included in the statement of financial position and impact on income

Accrued expenses
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

Details of trade and other payables

	As of December 31,
(in thousands of euros)	2023	2022
Fixed asset payables	173	228
Accrued expenses - clinical trials	11,369	5,394
Trade payables & other accruals	6,695	3,999
Total trade and other payables	18,237	9,621
Trade and other payables are not discounted, as none of the amounts are due in more than one year.
Fixed Assets Payables amounting to €0.2 million at the end of December 2023 relate to the purchase of a reactor for the laboratory in Paris.
Accrued Expenses related to clinical trials balance increased by €6.0 million between December 2022 and December 2023 mainly due to NANORAY-312 development in 2023, amounting to a €7.1 million accrual as of December 31, 2023, compared to the 3.9 million accrual as of December 31, 2022, and to the study 1100 development in 2023, amounting to a €2.9 million accrual as of December 31, 2023, compared to the 1.0 million accrual as of December 31, 2022.
The increase in trade payables and other accruals balance of €2.7 million is mainly due to ICON, our CRO for NANORAY-312, which grew from €0.3 million in the previous year to €2.6 million, which represent a milestone payment invoiced but not due in December 31, 2023.

13.2 Other current liabilities

	As of December 31,
(in thousands of euros)	2023	2022
Tax liabilities	451	358
Payroll tax and other payroll liabilities	6,928	6,237
Other payables	247	260
Other current liabilities	7,627	6,855
Payroll tax and other payroll liabilities consist primarily of payroll taxes, namely the employer contribution to be paid on free shares, accrued bonuses, vacation days and related social charges.
Payroll tax and other payroll liabilities increased by €0.7 million from €6.8 million as of December 31, 2022 to €7.5 million as of December 31, 2023, mainly due to bonus accruals increase of €1.1 million partially offset by french social charges payable decrease of €0.4 million.

13.3 Deferred income and contract liabilities

	As of December 31,
(in thousands of euros)	2023	2022
Deferred income	128	55
Current Contract liabilities	18,100	16,518
Deferred income and current contract liabilities	18,228	16,573
Current contract liabilities increased by €1.6 million from €16.5 million as of December 31, 2022, to €18.1 million as of December 31, 2023, which is due to the revaluation of the fair value of the new contract liability relating to the Asia Licensing Agreement contract following the novation agreement. The initial payment received in 2021 from LianBio was €16.5 million.
The current contract liabilities are accounted for in accordance with IFRS 15. See Note 4.1 Significant transactions about Janssen License Agreement and Note 15 Revenues and other income for more details.

Note 14. Financial instruments included in the statement of financial position and impact on income

Accounting policies

Non-current financial assets
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
Disputed receivables are written-off when certain and precise evidence shows that recovery is impossible and existing credit loss allowance are released.
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

Financial liabilities
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

Detail of financial instruments included in the statements of financial position and impact on income

	As of December 31, 2023
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at fair value through profit or loss	Assets and liabilities carried at amortized cost	Fair value (1)
Non-current financial assets
Non-current financial assets	299	—	299	299
Trade receivables	19,004	—	19,004	19,004
Cash and cash equivalents	75,283	—	75,283	75,283
Total assets	94,586	—	94,586	94,586
Financial liabilities
Non-current financial liabilities	45,543	—	45,543	47,821
Current financial liabilities	5,022	—	5,022	5,033
Trade payables and other payables	18,237	—	18,237	18,237
Total liabilities	68,802	—	68,802	71,091
(1)The fair value of current and non-current liabilities include loans, repayable advances from Bpifrance, the EIB loan and the HSBC and Bpifrance state-guaranteed loans, was assessed using unobservable “level 3” inputs, in the IFRS 13 classification for fair value.
As of December 31, 2023, the carrying value of receivables and current liabilities is assumed to approximate their fair value.

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

Liquidity risk
Liquidity risk arises from the Company’s financial liabilities and significant expenses related to development and manufacturing of nanotechnology products and conducting clinical studies. The Company has incurred operating losses since its inception in 2005 and expects to continue to incur significant losses in the near term.

As of December 31, 2023, the Company had cash and cash equivalents of €75.3 million. The Company’s current level of cash and cash equivalents is expected to be sufficient to meet its projected financial obligations and fund its operations beyond the next twelve months from the date of authorization for issuance of these consolidated financial statements.
As of October 2023, the Company is no longer subject to the minimum cash and cash equivalents covenant under the EIB loan (See Note 4.4 - Financing Agreement with the EIB).
Additionally, the Equity Line (PACEO), signed with Kepler Cheuvreux and executed in May 2022, remains available to provide financing flexibility until its expiration in September 2024.

In the longer term, the Company may seek additional liquidity through product or royalty financing, new business development partnerships, collaborative or strategic alliances, additional financing through public or private offerings of capital or debt securities, grants or subsidies, and through the implementation of cash preservation activities to reduce or defer discretionary spending.

Foreign Currency Exchange Risk

The functional currency of Nanobiotix S.A. is the euro. Exposure to foreign currency exchange risk is mainly derived from certain of its revenue. Under the global licensing, co-development, and commercialization agreement with Janssen, and previously under its License Agreement with LianBio, the Company has received payments in U.S dollars. Additionally, the Company is also exposed through intragroup transactions between Nanobiotix S.A. and its U.S. subsidiaries, for which the functional currency is the U.S. dollar, as well as trade relations with customers and suppliers outside the euro zone.
At this stage of its development, the Company does not use hedging to protect its business against exchange rate fluctuations. However, a significant increase in its business activity outside the euro zone could lead to a greater exposure to foreign currency exchange risk. If this occurs, the Company may implement a suitable hedging policy for these risks.
The following table illustrates the impact of a 10% increase or decrease in the exchange rate between the euro and the U.S. dollar on the contractual assets and liabilities as of December 31, 2023, and December 31, 2022.

	For the year ended December 31, 2023
Impact	Contracts Assets		Contracts Liabilities
(in thousands of euros)	Increase	Decrease	Increase	Decrease
USD / Euro exchange rate	187	(187)	1,638	(1,638)
Total	187	(187)	1,638	(1,638)

	For the year ended December 31, 2022
Impact	Contracts Assets		Contracts Liabilities
(in thousands of euros)	Increase	Decrease	Increase	Decrease
USD / Euro exchange rate	—	—	1,549	(1,549)
Total	—	—	1,549	(1,549)

The following table shows the impact of a 10% increase or decrease in the exchange rate between the euro and the U.S. dollar, calculated on the amounts of loans to the Company’s U.S. subsidiaries as of December 31, 2023 and December 31, 2022.

	For the year ended December 31, 2023
Impact	Net income		Equity
(in thousands of euros)	Increase	Decrease	Increase	Decrease
USD / Euro exchange rate	22	(22)	(22)	22
Total	22	(22)	(22)	22

	For the year ended December 31, 2022
Impact	Net income		Equity
(in thousands of euros)	Increase	Decrease	Increase	Decrease
USD / Euro exchange rate	48	(48)	(45)	45
Total	48	(48)	(45)	45

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
The Company’s exposure to credit risk chiefly stems from trade receivables for two customers (LianBio and Janssen) as of December 31, 2023. Due to the limited number of customers, The Company appropriately monitors its receivables and their payment and clearance. The Company enters into such transactions only with highly reputable, financially sound counterparts.
Interest rate risk
The Company's exposure to interest rate risk is primarily related to cash equivalents and investment securities, which consist of money market mutual funds (SICAVs). Changes in interest rates have a direct impact on the interest earned from these investments and the cash flows generated.
As of December 31, 2023 loans issued by the Company are exclusively fixed rate loans and thus our exposure to interest rate and market risk is deemed low.
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
Therefore, each agreement has been and will be analyzed, on a case-by-case basis to determine whether the arrangement contains performance obligations to the other party and, if so, to identify the nature of these performance obligations in order to determine the appropriate accounting under IFRS 15 principles of the amounts that the Company has received or is entitled to receive from the other party, e.g.:
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
Application of IFRS 15 to the Janssen Agreement

In July 2023, the Company entered into the Janssen Agreement, granting Janssen an exclusive worldwide license for the development, the manufacturing and the commercialization of NBTXR3. The license is exclusive, excepting territories previously licensed to the Company initial licensee LianBio (see below). Unless terminated earlier, the Janssen Agreement will remain in effect for so long as royalties are payable under the Janssen Agreement. The

Janssen Agreement may be terminated earlier by either party in the event that the other party commits an uncured material breach, or in the case of certain insolvency or bankruptcy events. Additionally, Janssen has the right to terminate the agreement without cause, provided they give prior written notice to the Company.

The Company will maintain operational control of NANORAY-312 and all other currently ongoing studies, along with NBTXR3 manufacturing, clinical supply, and initial commercial supply, subject to Janssen’ right to object based on concern regarding safety risks or that the study is reasonably likely to adversely affect the development (including commercialization) of the licensed product. Janssen will be fully responsible for an initial Phase 2 study evaluating NBTXR3 for patients with stage three lung cancer. Additionally, as per the license agreement, Janssen may request that Nanobiotix transfer and assign the regulatory documentation and sponsorship for ongoing studies (including NANORAY-312) to Janssen. Following the assignment, if it occurs, Janssen will act as the study sponsor and Nanobiotix will continue to conduct the studies in accordance with established protocols.

Following the HSR antitrust clearance, the Company received an upfront cash licensing fee of $30 million. The Company is eligible for success-based payments of up to $1.8 billion, in the aggregate, relating to potential development, regulatory, and sales milestones. Moreover, the agreement includes a framework for additional success-based potential development and regulatory milestone payments of up to $650 million, in the aggregate, for five new indications that may be developed by Janssen at its sole discretion; and of up to $220 million, in the aggregate, per indication that may be developed by the Company in alignment with Janssen. Following commercialization, the Company will also be eligible tiered double-digit royalties (low 10s to low 20s) on net sales of NBTXR3.

Revenue is recognized under IFRS 15 – Revenue from contracts with customers (see Note 3.2 – Use of judgement, estimates and assumptions).

The Janssen Agreement, being a license to develop, manufacture, commercialize a product candidate, and ongoing development services, is within the scope of IFRS 15, as it is an output of the Company’s ordinary activities.
Following the IFRS 15 analysis, two main distinct performance obligations under the Janssen Agreement have been identified:
•License Grant: transfer of all data and information that is useful for the development, manufacture or commercialization of the licensed compound (NBTXR3) worldwide, excluding the Asia Licensing Territory. The license grant corresponds to a right-to-use license and the transfer of this license has been completed by December 31, 2023. Revenue is recognized point in time accordingly (see below); and
•Ongoing Nanobiotix-conducted studies: the Company is committed to perform the head and neck (“H&N”) study and other ongoing Nanobiotix-conducted studies. These studies will benefit to Janssen (who holds the license) and therefore represent a service promised to the customer. In the course of the ongoing Nanobiotix-conducted studies, the Company provides development services in connection with the license, which is controlled by Janssen since its transfer, for a certain period of time. Based on the Company’s assessment of the nature of the services, the ongoing Nanobiotix-conducted studies were determined to be a separate performance obligation as the promise is separately identifiable as part of the contract and Janssen can benefit from the services with the license that has already been transferred. Janssen has access to the development progress over time and revenue is recognized accordingly (see below).

Under the Janssen Agreement, Janssen is committed to make the following payments:
•Upfront payment: Non-refundable upfront fee for $30 million, due within 10 days after the contract execution date as defined in the contract.;
•Success-based milestones: Success-based development, regulatory and commercial milestones for up to $1.8 billion in the aggregate;
•Royalties: Sales-based royalties.

In addition to the above, the Janssen Agreement includes several additional success-based potential development and regulatory milestone payments:
•up to $650 million, in the aggregate, for five potential new indications that may be developed by Janssen at its sole discretion; and
•up to $220 million, in the aggregate, per indication that may be developed by the Company in alignment with Janssen.

Thus, the consideration for Janssen Agreement consists of fixed and variable parts. As of December 31, 2023, the Company estimated the constrained transaction price for $50 million, which includes:
•The $30 million upfront payment, allocated among each performance obligation based on their respective standalone selling prices.
•Regulatory and development milestones payments whose payment depends on the achievement of certain technical or regulatory events, as provided in the contract. Variable considerations are included in the estimated transaction price if and when, it becomes highly probable that the resulting revenue recognized would not have to be reversed in a future period. Subsequently, as of December 31, 2023, the Company is entitled to receive the $20 million 1st milestone with no risk to refund; had Janssen terminated the contract on January 1, 2024, the Company would still have been entitled the $20 million conditional payment, included in the estimated transaction price due to the high probability of achieving the first milestone as of December 31, 2023.

•Estimated variable considerations for commercial milestones are included in the estimated transaction price only when the cumulative threshold specified in the contract has been reached, starting upon the potential commercialization of the licensed products. Sales-based royalties’ revenue are included in the estimated transaction price at the later of (i) when the subsequent sale occurs or (ii) when the performance obligation has been satisfied. No variable consideration relating to commercial milestones or royalties is included in the estimated transaction price as of December 31, 2023.

In order to allocate the estimated transaction price to the performance obligations, the Company determined that :
•Commercial milestones and royalties should be allocated directly to the license grant, in accordance with IFRS 15.85.
•Remaining payments (i.e. upfront payment and R&D milestones related to ongoing Nanobiotix-conducted studies) should be allocated to each performance obligation.

The allocation of the remaining payments to each performance obligation has been performed by determining the stand-alone selling price of the ongoing Nanobiotix-conducted studies on cost plus margin basis and the allocation to the license was determined on the residual method.

Revenue is recognized at a point in time or overtime depending on the allocation to each performance obligation. In 2023, revenue is recognized at a point in time for the existing know-how transferred to Janssen and overtime for the percentage completed (input method) of the ongoing Nanobiotix-conducted studies. The Janssen Agreement provides a distinct right-to-use license; therefore under IFRS 15, the fixed part of the consideration is included in the estimated transaction price as soon as the licensee can direct the use and benefit from the license.

Revenue as of December 31, 2023, amounts to $32.3 million (equivalent to €29.6 million), including $30.0 million (equivalent to €27.5 million) related to the license grant.

As of December 31, 2023, the unrecognized revenue amount is accounted for as contract liability, amounting to $17.7 million (equivalent to €16.0 million), out of the $50 million constrained transaction price, that will be recognized according to the completion of the R&D services in the future. As it was entitled to receive the first R&D milestones payment ($20.0 million) that has been invoiced in January 2024, the Company recorded a contract asset of $20.0 million. In accordance with IFRS 15.BC317, contract assets and contract liabilities are presented net which results in a net contract asset of $2.3 million (equivalent to €2.1 million) (see Note 8.3 Contract assets - current).

Royalties on commercial sales and commercial milestones, if any, will be recognized as revenue when the underlying sales will be made, under the terms and timeframes set out in the agreement. No related amount was recognized in 2023.

Separately, the Company received approximatively $30 million in equity investments from JJDC, comprising an initial tranche of $5 million issued without preferential subscription rights which was received as of September 13, 2023; and a second tranche of $25 million received as follows: $20.2 million received on November 7, 2023, and $4.8 million received on December 4, 2023 (see Note 10 – Share Capital).
Regarding the first tranche, the Company determined that a reallocation of consideration between revenue contract and equity contract was not necessary as there was no significant difference between the fair value of the shares and the subscription price at the date of contract. The fair value of the first tranche is not significant at inception.
In addition, regarding the second tranche, as the subscription price was equal to the market price in the framework of the Global Offering (see Note 10 – Share Capital), which is the fair value of the shares, no reallocation was made.

Application of IFRS rules to the Asia Licensing Agreement

In May 2021, the Company executed the Asia Licensing Agreement, pursuant to which LianBio received an exclusive right to develop and commercialize NBTXR3 in China and other east Asian countries. Under the Asia Licensing Agreement, the Company remains responsible for the manufacturing of the licensed products. The Company is not required to transfer manufacturing know-how, unless the Company, at any time following a change of control of the Company, fails to provide at least 80% of LianBio's requirements for licensed products in a given calendar year. Pursuant to the Asia Licensing Agreement, the parties will collaborate on the development of NBTRX3 and LianBio will participate in global Phase 3 registrational studies, for several indications, by enrolling patients in China.
The Company received in June 2021 a non-refundable upfront payment of $20 million from LianBio. In addition, the Company may receive up to $205 million in potential additional payments upon the achievement of certain development and sales milestones, as well as tiered, low double-digit royalties based on net sales of NBTXR3 in the licensed territories thereunder. The Company is also entitled to receive payments for development and commercial vials ordered by LianBio and supplied by the Company.
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
The $20 million upfront payment received from LianBio in June 2021 has been recognized as a Contract Liability and will be recognized as revenue over the term of the arrangement, as manufacturing services (for commercial products) are provided.
The mutualization of development efforts leading to the regulatory marketing approvals are treated as a collaboration arrangement outside of the scope of IFRS 15. If any R&D cost incurred is eligible for partial reimbursement by Lianbio, the corresponding recharge is recognized as Other Income. No such amount has been incurred to date. This includes the supply of products necessary to conduct the clinical trials, R&D cost incurred that is eligible for partial reimbursement by Lianbio, that will be recognized as Other Income. The related income will be recognized respectively when the products are delivered to Lianbio and when the eligible costs are incurred by LianBio.
Milestone payments linked to regulatory marketing approvals will be included in the transaction price only when and if the contingency is resolved and will be recognized to revenue as manufacturing services are provided. Sales-based milestone payments will be recognized when the sales thresholds are achieved. Royalties will be recognized when the underlying sales are made by LianBio.
On May 9, 2022, the Company signed the clinical supply agreement with LianBio as defined in the license, development, and commercialization agreement. This agreement provides for the supply by the Company to LianBio of vials of NBTXR3 and Cetuximab products for clinical trial development activities. For the year ended December 31, 2023, the Company billed the delivery of NBTXR3 and other clinical supplies to LianBio amounting to €334.3 thousand, recorded within Other Income as it relates to the non-IFRS 15 components of the agreement (the development collaboration). See Note 4.2 - LianBio.
On June 30, 2023, the Company signed a Global Trial Clinical Agreement (“GTCA”) with LianBio in connection with the Asia Licensing Agreement signed on May 11, 2021. As contemplated by the Asia Licensing Agreement, LianBio shall participate in the global registrational Phase 3 trial “HNSCC 312” conducted by Nanobiotix, with regard to NANORAY-312 trials conducted within the licensed territories thereunder. According to the ‘GTCA’, LianBio is responsible for all internal and external costs incurred in connection with the study in the licensee territories as well as all external costs and expenses incurred by or on behalf of the Company for the global study.
In this context, for the year ended December 31, 2023, the Company billed the charging related shared costs to LianBio for an amount of €1.6 million, recorded within Other Income as it relates to the non-IFRS 15 components of the agreement (the development collaboration).

On December 22, 2023, the Company, LianBio and Janssen executed a novation agreement whereas all the rights and obligations of Asia Licensing Agreement, dated May 11, 2021, between the Company and LianBio, as well as other related agreements, were assigned from LianBio to Janssen. Whereas the Company analyzed that the rights and obligations of the original License Agreement were transferred without any alteration or modification, the Company concluded that as a result of the novation agreement, the original contract with LianBio was terminated while a new contract was entered onto with Janssen. As a result, the Company derecognized the original contract liability to LianBio, corresponding to the $20 million upfront payment received in 2021, and recognized a new contract liability to LianBio at its fair value, resulting in a loss of €1.6 million as of December 31, 2023 (See Note 4.1, Note 4.2, Note 13 - Trade and other payables, and Note 16.5 - Other operating income and expenses).

The Company determined that the new contract meets the definition of a separate contract, in accordance with IFRS 15.20 and on the other hand does not meet the definition of a contract modification as defined by IFRS 15.18 as the novation agreement resulted from a pre-existing contractual right of LianBio which did not require the approval of the Company. Consequently the contract modification model should not be applied.
The Company determined as, in the LianBio contract, the license and manufacturing services are not distinct and represent a single performance obligation. Consequently, the whole amount of the contract liability should be replaced with the fair value of the contract liability of the new contract (see above) and no amount should be released to revenue.

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

Detail of revenues and other income
The following table summarizes the Company’s revenues and other income per category for the years ended December 31, 2023, 2022, and 2021.

	For the year ended December 31,
(in thousands of euros)	2023	2022	2021
Services	29,750	—	5
Other sales	308	—	5
Total revenues	30,058	—	10
Research tax credit	3,939	4,091	2,490
Subsidies	229	135	126
Other	1,981	550	21
Total other income	6,150	4,776	2,637
Total revenues and other income	36,207	4,776	2,647

Total Revenues
In 2023, some revenue was recognized according to the application of IFRS15 and transaction price allocation rules, further to the signing of the Janssen Agreement. Subsequently, both the $30 million upfront payment paid by Janssen to the Company in August 2023, and $20 million from the initial milestone which became due to the Company from Janssen as of December 31, 2023, have been considered in the estimated transaction price at closing date, in accordance with IFRS 15.

For the year ended December 31, 2023, the €30.1 million Total Revenues mainly includes (i) ‘Services’ revenue linked to the assignment of the license to Janssen and the rendered R&D services in proportion of the completion of the ongoing studies, totaling €29.6 million; (ii) ‘Services’ revenue linked to technology transfer recharge for €0.1 million; (iii) and €0.3 million of ‘Other Sales’ related to product clinical supplies to Janssen.
There was no revenue recognized for the year ended December 31, 2022.
Revenue for the year ended December 31, 2021 was derived from charge backs related to external clinical research organization costs in connection with the development support provided by the Company to PharmaEngine as part of the license and collaboration agreement, that was terminated in March 2021.
Research Tax Credit
The research tax credit was stable between 2023 and 2022, and increased from €2.5 million in 2021 to €4.1 million in 2022 mainly due to an increase of research and development expenses, and to the inclusion of additional eligible expenses from contract research organizations for clinical trials, related to the 312 study.
Subsidies
Subsidies include the Bpifrance Deep Tech Grant received by Curadigm SAS, €229 thousand of which was recognized as other income in the year ended December 31, 2023,€135 thousand for the year ended December 31, 2022, and €126 thousand of which was recognized for the year ended December 31, 2021.

Other
The line item ‘Other’ mainly includes income for supply and services recharge, in the framework of the clinical supply agreement signed in May 2022 with LianBio and of the GTCA signed in June 2023 with LianBio, totaling €2.0 million for the year ended December 31, 2023 compared to €0.5 million for the year ended December 31, 2022.

Note 16. Operating expenses

Accounting policies
Leases included in the practical expedients under the IFRS 16 standard and used by the Company (low value asset and short-term leases) are recognized in operating expenses. Payments made for these leases are expensed, net of any incentives, on a straight-line basis over the contract term (see Note 22).
Accounting policies for research and development expenses are described in Note 5.

16.1 Research and development expenses

	For the year ended December 31,
(in thousands of euros)	2023	2022	2021
Purchases, sub-contracting and other expenses	(26,380)	(20,415)	(19,562)
Payroll costs (including share-based payments)	(10,721)	(10,868)	(9,605)
Depreciation, amortization and provision expenses(1)	(1,295)	(1,353)	(1,211)
Total research and development expenses	(38,396)	(32,636)	(30,378)
(1)see note 16.4 Depreciation, amortization and provision expenses

Purchases, sub-contracting and other expenses
Purchases, sub-contracting and other expenses increased by €6.0 million, or 29.2% for the year ended December 31, 2023 as compared with the same period in 2022. This reflects the increase of clinical development activities, driven by our global Phase 3 clinical trial for elderly head and neck cancer patients ineligible for platinum-based (cisplatin) chemotherapy (NANORAY-312) and by the Phase 1 multi-cohort trial of RT-activated NBTXR3 followed by anti-PD-1 checkpoint inhibitors (Study 1100).

Purchases, sub-contracting and other expenses increased by €0.9 million, or 4.4% for the year ended December 31, 2022 as compared with the same period in 2021. This reflects the increase of clinical development activities, driven by the global Phase 3 clinical trial for elderly head and neck cancer patients ineligible for platinum-based (cisplatin) chemotherapy (NANORAY-312).

Payroll costs

Payroll costs decreased by €0.1 million, or 1.4% for the year ended December 31, 2023 as compared with the same period in 2022. Payroll costs increased by 1.3 million, or 13% for the year ended December 31, 2022 as compared with the same period in 2021. This variation is mainly due to cost of living adjustments and higher bonus expenses.
As of December 31, 2023, the Company’s workforce amounted to 76 research and development staff, including an increase of 2 positions created during the year ended December 31, 2023.
As of December 31, 2022, the Company’s workforce amounted to 74 research and development staff, including 1 additional position created during the year ended December 31, 2022.
As of December 31, 2021, the Company’s workforce amounted to 73 research and development staff, including 7 additional positions created during the year ended December 31, 2021.
The impact of share-based payments (excluding employer’s contribution) on research and development expenses amounted to €0.4 million in 2023 as compared with €0.3 million in 2022 and €0.7 million in 2021.

16.2 Selling, General and Administrative (SG&A) expenses

	For the year ended December 31,
(in thousands of euros)	2023	2022	2021
Purchases, fees and other expenses	(9,889)	(7,792)	(9,638)
Payroll costs (including share-based payments)	(11,772)	(9,688)	(9,379)
Depreciation, amortization and provision expenses (1)	(387)	(378)	(417)
Total SG&A expenses	(22,049)	(17,857)	(19,434)
(1)see note 16.4 Depreciation, amortization and provision expenses
Purchases, fees and other expenses
In 2023, purchases, fees and other expenses increased by €2.1 million, or 27% for the year ended December 31, 2023 as compared with the same period in 2022. This variation reflects the €1.4 million fees paid in 2023 to a financial adviser, further to an advisory services agreement between the parties, which has subsequently been terminated and the €0.5 million legal fees related to the signature of the agreement with Janssen and the €0.3 million related to JJDC debt waiver.

In 2022, purchases, fees and other expenses decreased by €1.8 million, or 19.2% for the year ended December 31, 2022 as compared with the same period in 2021. This variation reflects the Company’s actions to reduce reliance on external support for core activities as well as rationalization of and cost savings achieved relative to the services procured.

Payroll costs

Payroll costs increased by €2.1 million or 21.5% for the year ended December 31, 2023 as compared with the same period in 2022, mainly driven by cost of living adjustments and higher bonus expenses. Payroll costs increased by €0.3 million or 3.3% in 2022, mainly driven by the recruitment of a General Counsel.
As of December 31, 2023, the Company’s workforce amounted to 26 staff in SG&A functions in comparison with the Company’s workforce of 28 staff in SG&A functions during the year ended December 31, 2022.
As of December 31, 2022, the Company’s workforce amounted to 28 staff in SG&A functions in comparison with the Company’s workforce of 27 staff in SG&A functions during the year ended December 31, 2021.
As of December 31, 2021, the Company’s workforce amounted to 27 staff in SG&A functions in comparison with the Company’s workforce of 24 staff in SG&A functions during the year ended December 31, 2020.
The impact of share-based payments (excluding employer’s contribution) on SG&A expenses amounted to €2.9 million in 2023, as compared with €2.8 million in 2022 and €2.5 million in 2021.

16.3 Payroll costs

	For the year ended December 31,
(in thousands of euros)	2023	2022	2021
Wages and salaries	(13,621)	(12,345)	(11,391)
Payroll taxes	(5,585)	(4,963)	(4,308)
Share-based payments	(3,222)	(3,174)	(3,201)
Retirement benefit obligations	(65)	(75)	(84)
Total payroll costs	(22,493)	(20,556)	(18,984)
Average headcount	100	100	96
End-of-period headcount	102	102	100
As of December 31, 2023, the Company’s workforce totaled 102 employees, compared with 102 as of December 31, 2022 and 100 as of December 31, 2021.
In 2023, wages, salaries and payroll costs, together, amounted to €19.2 million as compared with €17.3 million in 2022. This is mainly due to annual cost of living adjustments and higher bonus expenses.
In 2022, wages, salaries and payroll costs, together, amounted to €17.3 million as compared with €15.7 million in 2021. This is mainly due to 2 additional positions created during the year ended December 31, 2022 as well as annual cost of living adjustments, and higher bonus expenses.

In 2021, wages, salaries and payroll costs, together, amounted to €15.7 million.
In accordance with IFRS 2 – Share-based Payment, the share-based payment amount recognized in the statements of operations reflects the expense associated with rights vesting during the fiscal year under the Company's share-based compensation plans. The share-based payment expenses amounted to €3.2 million for the years ended December 31, 2023, as compared with €3.2 million as of December 31, 2022 and December 31, 2021 (see Note 17).

16.4 Depreciation, amortization and provision expenses
Depreciation, amortization and provision expenses by function are detailed as follows:

	For the year ended December 31, 2023
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(1)	—	(1)
Amortization expense of tangible assets	(1,247)	(270)	(1,517)
Utilization of provision for disputes	—	—	—
Provision for charges	(47)	(116)	(163)
Utilization of provision for charges	—	—	—
Total depreciation, amortization and provision expenses (except IAS 19)	(1,295)	(387)	(1,682)
Provision for retirement benefit obligations (IAS 19)	(42)	(24)	(65)
Total Provision for retirement benefit obligations (IAS 19)	(42)	(24)	(65)
Total depreciation, amortization and provision expenses	(1,337)	(411)	(1,747)

	For the year ended December 31, 2022
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(2)	(1)	(3)
Amortization expense of tangible assets	(1,164)	(334)	(1,497)
Utilization of provision for disputes	—	—	—
Provision for charges	(187)	(43)	(230)
Reversal of provision for disputes	—	—	—
Total depreciation, amortization and provision expenses (except IAS 19)	(1,353)	(378)	(1,730)
Provision for retirement benefit obligations (IAS 19)	(48)	(26)	(75)
Total Provision for retirement benefit obligations (IAS 19)	(48)	(26)	(75)
Total depreciation, amortization and provision expenses	(1,401)	(404)	(1,805)

	For the year ended December 31, 2021
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(34)	(10)	(45)
Amortization expense of tangible assets	(1,109)	(406)	(1,515)
Utilization of provision for disputes	—	—	—
Provision for charges	(68)	—	(68)
Reversal of provision for disputes	—	—	—
Total depreciation, amortization and provision expenses (except IAS 19)	(1,211)	(417)	(1,628)
Provision for retirement benefit obligations (IAS 19)	(49)	(35)	(84)
Total Provision for retirement benefit obligations (IAS 19)	(49)	(35)	(84)
Total depreciation, amortization and provision expenses	(1,260)	(452)	(1,712)

16.5 Other operating income and expenses

	For the year ended December 31,
(in thousands of euros)	2023	2022	2021
Other operating expenses	(2,542)	(985)	(5,414)
Total Other operating income and expenses	(2,542)	(985)	(5,414)
Pursuant to the assignment agreement, executed on December 22, 2023, whereby LianBio has assigned to Janssen LianBio’s exclusive rights to develop and commercialize potential first-in-class radioenhancer NBTXR3 in China, South Korea, Singapore, and Thailand (see Note 15 - Revenues and other income), the Company recorded a contract loss of €1.6 million further to the new contract fair value accounting.
This assignment includes all previously agreed upon economic terms between the Company and LianBio, including the Company entitlement to receive up to an aggregate
In 2023, the other operating expenses also relates for €0.7 million paid to a financial adviser pursuant to a termination and release of the service agreement signed in July 2023. See Note 22.6.
Pursuant to the termination and release agreement signed with PharmaEngine, the Company has made several payments following receipt and validation of certain clinical study reports. No payment was made to PharmaEngine during the year ended December 31, 2023; $1.0 million payment was made in 2022 as compared to $6.5 million paid in 2021 (€5.4 million converted at the exchange rate on the payment date in 2021). See Note 4.3 - PharmaEngine.

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
Detail of share-based payments
The number of warrants and options outstanding on December 31, 2023 and their main characteristics, are detailed below:

Founders’ warrants

	Pre-2023 founders’ warrant plans
	BSPCE 08-2013	BSPCE 09-2014	BSPCE 2015-1	BSPCE 2015-03	BSPCE 2016 Ordinary	BSPCE 2016 Performance	BSPCE 2017 Ordinary	BSPCE 2017
Type of underlying asset	New shares	New shares	New shares	New shares	New shares	New shares	New shares	New shares
Number of founder’s warrants granted	50,000	97,200	71,650	53,050	126,400	129,250	117,650	80,000
Date of shareholders' resolution approving the plan	06/28/2013	06/18/2014	06/18/2014	06/18/2014	06/25/2015	06/25/2015	06/23/2016	06/23/2016
Grant date	08/28/2013	09/16/2014	02/10/2015	06/10/2015	02/02/2016	02/02/2016	01/07/2017	01/07/2017
Contractual expiration date	08/28/2023	09/16/2024	02/10/2025	06/10/2025	02/02/2026	02/02/2026	01/07/2027	01/07/2027
Grant price	—	—	—	—	—	—	—	—
Exercise price	€5.92	€18.68	€18.57	€20.28	€14.46	€14.46	€15.93	€15.93
Number of founders’ warrants as of December 31, 2023	—	85,750	68,100	28,400	97,867	99,150	98,100	80,000
Number of founders’ warrants exercised	—	—	—	—	333	—	—	—
Including founders’ warrants exercised during the period	—	—	—	—	—	—	—	—
Number of founders’ warrants lapsed or cancelled	50,000	11,450	3,550	24,650	28,200	30,100	19,550	—
Including founders’ warrants lapsed or cancelled during the period	50,000	400	350	1,950	2,700	909	1,050	—

Warrants (BSA)

	Pre-2023 warrant plans
	BSA 2013	BSA 2014	BSA 2015-1	BSA 2015-2 (a)	BSA 2018-1	BSA 2018-2	BSA 2019-1	BSA 2020	BSA 2021 (a)
Type of underlying assets	New shares	New shares	New shares	New shares	New shares	New shares	New shares	New shares	New shares
Number of warrants granted	10,000	14,000	26,000	64,000	28,000	5,820	18,000	18,000	48,103
Date of shareholders' resolution approving the plan	05/04/2012	06/18/2014	06/18/2014	06/18/2014	06/14/2017	05/23/2018	05/23/2018	04/11/2019	11/30/2020
Grant date	04/10/2013	09/16/2014	02/10/2015	06/25/2015	03/06/2018	07/27/2018	03/29/2019	03/17/2020	04/20/2021
Contractual expiration date	04/10/2023	09/16/2024	02/10/2025	06/25/2025	03/06/2023	07/27/2028	03/29/2029	03/17/2030	04/20/2031
Grant price	€2.50	€4.87	€4.87	€5.00	€1.62	€2.36	€1.15	€0.29	€2.95
Exercise price	€6.37	€17.67	€17.67	€19.54	€13.55	€16.10	€11.66	€6.59	€13.47
Number of warrants as of December 31, 2023	—	10,000	21,000	64,000	—	5,820	18,000	18,000	14,431
Number of warrants exercised	—	—	—	—	—	—	—	—	—
Including warrants exercised during the period	—	—	—	—	—	—	—	—	—
Number of warrants lapsed or cancelled	10,000	4,000	5,000	—	28,000	—	—	—	33,672
Including warrants lapsed or cancelled during the period	6,000	—	—	—	28,000	—	—	—	—

Stock options

	Pre-2023 stock option plans											2023 stock options plan
	OSA 2016-1 Performance	OSA 2016-2	OSA 2017 Ordinary	OSA 2018	OSA 2019-1	OSA LLY 2019	OSA 2020	OSA 2021-04	OSA 2021-06	OSA 2022-06 Ordinary	OSA 2022-06 Performance	OSA 2023-01 Ordinary
Type of underlying asset	New shares	New shares	New shares	New shares	New shares	New shares	New shares	New shares	New shares	New shares	New shares	New shares
Number of options granted	6,400	4,000	3,500	62,000	37,500	500,000	407,972	571,200	120,000	410,500	170,400	338,860
Date of shareholders' resolution approving the plan	06/25/2015	06/23/2016	06/23/2016	06/14/2017	05/23/2018	04/11/2019	04/11/2019	11/30/2020	04/28/2021	04/28/2021	11/30/2020	06/27/2023
Grant date	02/02/2016	11/03/2016	01/07/2017	03/06/2018	03/29/2019	10/24/2019	03/11/2020	04/20/2021	06/21/2021	06/22/2022	06/22/2022	07/20/2023
Contractual expiration date	02/02/2026	11/03/2026	01/07/2027	03/06/2028	03/29/2029	10/24/2029	03/11/2030	04/20/2031	06/21/2031	06/22/2032	06/22/2032	07/20/2033
Grant price	—	—	—	—	—	—	—	—	—	—	—	—
Exercise price	€13.05	€14.26	€14.97	€12.87	€11.08	€6.41	€6.25	€13.74	€12.99	€4.16	€4.16	€5.00
Number of options as of December 31, 2023	400	4,000	500	52,000	25,750	500,000	377,775	396,200	120,000	394,500	146,190	318,860
Number of options exercised	—	—	—	—	—	—	—	—	—	—	—	—
Number of options as of Including options exercised during the period	—	—	—	—	—	—	—	—	—	—	—	—
Number of options lapsed or cancelled	6,000	—	3,000	10,000	11,750	—	30,197	175,000	—	16,000	24,210	20,000
Including options lapsed or cancelled during the period	—	—	—	—	—	—	3,398	25,000	—	3,500	10,310	20,000
Free shares

	Pre-2023 free shares plan		2023 free shares plan
	AGA 2021	AGA 2022	AGA 2023 - P1	AGA 2023 - P1
Type of underlying assets	New shares	New shares	New shares	New shares
Number of free shares granted	362,515	300,039	427,110	439,210
Date of shareholders' resolution approving the plan	11/30/2020	04/28/2021	06/27/2023	06/27/2023
Grant date	04/20/2021	06/22/2022	06/27/2023	06/27/2023
Grant price	—	—	—	—
Exercise price	—	—	—	—
Number of free shares as of December 31, 2023	—	293,776	400,960	432,560
Number of free shares exercised	354,510	—	—	—
Including free shares exercised during the period	—	—	—	—
Number of free shares lapsed or cancelled	8,005	6,263	26,150	6,650
Including free shares lapsed or cancelled during the period	201	5,259	26,150	6,650

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of December 31, 2023	557,367	151,251	2,336,175	1,127,296	4,172,089

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of December 31, 2022	614,726	185,251	2,059,523	653,746	3,513,246

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of December 31, 2021	715,291	263,251	1,583,806	410,512	2,972,860
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
The probability of meeting the performance conditions for the 2016 BSPCE, BSA and OSA performance plans was reassessed as of December 31, 2023. The threshold of 500 patients enrolled in all our clinical studies was reached as of December 31, 2023. As a consequence, new instruments became exercisable.

BSPCE	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2023 (in thousands of euros)	Expense for the year ended 2022 (in thousands of euros)	Expense for the year ended 2021 (in thousands of euros)
BSPCE 08-2013	6.30	5.92	256%	7	0.90%	0.00%	152	—	—	—
BSPCE 09-2014	18.68	18.68	58%	5.5/6/6.5	0.64%	0.00%	965	—	—	—
BSPCE 2015-1	18.57	18.57	58% - 62% - 61%	5.5/6/6.5	0.39%	0.00%	50	—	—	—
BSPCE 2015-3	20.28	20.28	61% - 62% - 61%	5.5/6/6.5	0.56%	0.00%	483	—	—	—
BSPCE 2016 Ordinary	14.46	14.46	59% - 62% - 60%	5.5/6/6.5	0.32%	0.00%	1,080	—	—	—
BSPCE 2016 Performance	14.46	14.46	59%	5	0.19%	0.00%	1,212	18	28	32
BSPCE 2017 Ordinary	15.93	15.93	58% - 61% - 59%	5.5/6/6.5	0.23%	0.00%	1,000	0	0	—
BSPCE 2017 Performance	15.93	15.93	59%	5	0.11%	0.00%	622	—	—	—
BSPCE 2017	15.93	15.93	59%	5	0.11%	0.00%	627	—	—	—
BSPCE 2017 Project	15.93	15.93	59%	5	0.11%	0.00%	94	—	—	—
Total BSPCE	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	18	28	32

BSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2023 (in thousands of euros)	Expense for the year ended 2022 (in thousands of euros)	Expense for the year ended 2021 (in thousands of euros)
BSA 2013	6.30	6.37	156%	6	0.90%	0.00%	1	—	—	—
BSA 2014	18.68	17.67	57%	5	0.41%	0.00%	—	—	—	—
BSA 2015-1	17.67	17.67	58%	5	0.26% - 0.27%	0.00%	63	—	—	—
BSA 2015-2 a	19.54	19.54	58%-58%-57%-58%	5/5.1/5.3/5.4	0.39%	0.00%	16	—	—	—
BSA 2018-1	13.55	13.55	38%	4.8	0.7% - 0.1%	0.00%	2	—	—	—
BSA 2018-2	16.10	16.10	38%	4.8	0.7% - 0.1%	0.00%	1	—	—	—
BSA 2019-1	11.66	11.66	37%	9.8/9.9	0.16% - 0.50%	0.00%	24	—	—	—
BSA 2020	6.59	6.59	38%	10	(0.13)% - (0.07)%	0.00%	19	—	—	—
BSA 2021 (a)	13.47	13.47	39.10%	10	0.27%	0.00%	44	—	—	44
Total BSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	—	—	44

OSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2023 (in thousands of euros)	Expense for the year ended 2022 (in thousands of euros)	Expense for the year ended 2021 (in thousands of euros)
OSA 2016 Performance	13.05	13.05	59%	5	0.19%	0.0%	69	—	—	—
OSA 2016-2	14.26	14.26	58% - 62% - 59%	5.5 / 6 /6.5	0.04%	0.0%	27	—	—	—
OSA 2017 Ordinary	15.93	14.97	58% - 61% - 59%	5.5 / 6 /6.5	0.23%	0.0%	31	—	—	—
OSA 2018	12.87	12.87	35%	5.5 / 6 /6.5	0.00%	0.0%	252	—	—	—
OSA 2019-1	11.08	11.08	38.1% / 37.4%	6 /6.5	0.103% / 0.149%	0.0%	140	—	(1)	17
OSA 2019 LLY	6.41	6.41	37%	10	0.40%	0.0%	252	—	—	—
OSA 2020	6.25	6.25	38%	10	0.31%	0.0%	939	13	101	329
OSA 2021-04 O	13.60	13.74	38.9% - 37.8% - 38.3%	5.5 / 6 /6.5	0.38%/ 0.33%/ 0.28%	0.0%	684	34	(28)	188
OSA 2021-04 P	13.60	13.74	39.10%	10	0.03%	0.0%	1,816	216	163	131
OSA 2021-06 O	12.20	12.99	39.2% / 37.9% / 38.1%	5.5 6 6.5	0.35% 0.30% 0.26%	0.0%	246	47	107	79
OSA 2021-06 P	12.20	12.99	39.10%	10	0.13%	0.0%	212	24	24	16
OSA 2022-06 O	3.68	4.16	42.06% 41.21% 40.65%	5.5 / 6/6.5	1.83% / 1.87% / 1.90%	0.0%	580	267	178	—
OSA 2022-06 P	3.68	4.16	40.08%	10	2.28%	0.0%	80	20	4	—
OSA 2023 - 01 O	6.75	5.00	45.07% - 44.11% - 43.41%	5.55 / 6 / 6.5	2.85% / 2.83% / 2.82%	0.0%	1,255	321	—	—
Total OSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	941	549	760

AGA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2023 (in thousands of euros)	Expense for the year ended 2022 (in thousands of euros)	Expense for the year ended 2021 (in thousands of euros)
AGA 2018-1	12.87	0.00	n.a.	n.a.	0	0.00%	4,951	—	—	16
AGA 2019-1	10.90	0.00	n.a.	n.a.	0.19% / 0.141%	0.00%	4,776	—	—	422
AGA 2020	5.90	0.00	n.a.	n.a.	'-0.74%/ -0.69%	0.00%	287	—	28	144
AGA 2021	13.60	0.00	n.a.	n.a.	0.63% 0.59%	0.00%	4,869	694	2,283	1,784
AGA 2022	3.68	0.00	n.a.	n.a.	0.95% 1.46%	0.00%	1,092	530	286	—
AGA 2023 - P1	4.87	0	n.a.	n.a.	3% 3.20%	0.00%	2,071	497	—	—
AGA 2023 - P2	4.87	0.00	n.a.	n.a.	3% 3.20%	0.00%	2,130	543	—	—
Total AGA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2,264	2,597	2,366

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended December 31, 2023	18	—	941	2,264	3,222

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended December 31, 2022	28	—	549	2,597	3,174

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended December 31, 2021	32	44	760	2,366	3,202

Note 18. Net financial income (loss)

	For the years ended December 31,
(in thousands of euros)	2023	2022	2021
Income from cash and cash equivalents	1,217	256	—
Foreign exchange gains	785	3,277	6,347
Other financial income	—	—	13
Total financial income	2,002	3,533	6,360
Interest cost	(7,779)	(5,599)	(383)
EIB debt valuation impact	285	(6,855)	—
Lease debt interests	(203)	(238)	(288)
Losses on fair value variation	(4,230)	—	—
Foreign exchange losses	(2,877)	(1,171)	(109)
Total financial expenses	(14,803)	(13,863)	(780)
Net financial income (loss)	(12,801)	(10,329)	5,580
Interest cost
For the year ended December 31, 2023, interest cost amounts to €7.8 million, mainly due to interest costs on the EIB loan (see Note 12.1 Conditional advances, bank loan and loan granted by public authorities) which consists of fixed and variable rate interests of €1.6 million and €5.9 million respectively.
For the year ended December 31, 2022, interest cost amounts to €5.6 million, mainly due to interest costs on the EIB loan (see Note 12.1 Conditional advances, bank loan and loan granted by public authorities) which consists of fixed and variable rate interests of €1.6 million and €3.7 million respectively.
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
IFRS 9 debt valuation impact
In the course of the year 2023, following the execution of the license agreement with Janssen (see Note 4.1 - Janssen Agreement), the Company reassessed the present value of estimated discounted future cash flows using the initial discount rate of 21.3%. Consequently, the Company recorded a catch-up adjustment to the debt through profit and loss for an amount of €0.3 million,

For the year ended December 31, 2022, the financial loss of €6.9 million relates to the difference between the carrying amount of the financial liability extinguished (€27.5 million) and the fair value of the new financial liability (€34.4 million) in connection with execution of the Amendment Agreement with EIB. (See Note 12)

Losses on fair value variation
In connection with the equity investments from JJDC (see Note 15 – Revenues and other income and Note 10 – Share Capital), the Company recorded a fair value loss of €4.2 million. Since the Initial Tranche was to be settled at a future date, required no initial investment from JJDC and had a value varying in response to the change in the Company’s share price and created an exposure to foreign currency risk as the exercise price was set in U.S. dollars, this initial tranche resulted in the recognition of a derivative measured at fair value until its settlement. The financial expense represents the loss from the change in fair value of the derivative arising from the first tranche of the equity investment and is due to the significant change in share price between the signing date of the agreement and the settlement date of the transaction. As of December 31, 2023 as the transaction has been settled, no derivative liability is recorded.
Foreign exchange gains and losses
In 2023, the Company incurred net foreign exchange losses of €2.1 million, compared to net foreign exchange gains of €2.1 million as of December 31, 2022. The exchange losses are related to HSBC bank accounts denominated in

U.S. dollars and unfavorable trends on the $/€ foreign exchange rate. Some increases in foreign exchange losses have been due to short-term USD deposits and on USD equity raise operations recorded in 2023.
In 2022, the Company had net foreign exchange gains of €2.1 million compared to €6.1 million as of December 31, 2021. Exchange gains relate to an HSBC bank account denominated in U.S. dollars.

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
Detail of income tax
As of December 31, 2023, in accordance with the applicable legislation, the Company has €367 million of tax losses in France with an indefinite carryforward period, in comparison with €331 million and €284 million of tax losses with an indefinite carryforward period in France as of December 31, 2022 and 2021, respectively.
The cumulative tax loss carryforwards for the U.S. entities totaled $0.2 million as of December 31, 2023, as compared to $3.1 million as of December 31, 2022 and $3.7 million as of December 31, 2021. The tax loss carryforwards that were generated before January 1, 2018 have an indefinite carryforward and may be applied to 100% of future taxable income; those generated after that date have an indefinite carryforward as well but may be applied to 80% of future taxable income. The tax loss carryforwards in the U.S. comply with the federal and each state’s Net Operating Loss (“NOL”) rules updated by the Tax Cuts and Jobs Act (“TCJA”) of 2017.

As per the Tax Cuts and Jobs Act, from January 1st, 2022, taxpayers are required to capitalize and amortize R&D expenditures that were paid or incurred in connection with their trade or business and amortize them over 5 years for U.S.-based R&D activities. Subsequently, Nano Corp applied the capitalization of R&D costs for U.S. tax purposes for fiscal years 2022 and 2023 and generated higher taxable income that was partly offset by available NOLs; the use of available NOLs explains the decrease of the cumulative tax loss carryforwards at the end of 2023 for the US entities.

The following table reconciles the Company’s theoretical tax expense to its effective tax expense:

	For the year ended December 31,
(in thousands of euros)	2023	2022	2021
Net loss	(39,700)	(57,041)	(47,003)
Effective tax expense	120	10	5
Recurring loss before tax	(39,580)	(57,030)	(46,999)
Theoretical tax rate (statutory rate in France)	25.00%	25.00%	26.50%
Theoretical tax (benefit) expense	(9,895)	(14,258)	(12,455)
Share-based payment	805	794	848
Other permanent differences	(660)	45	117
Other non-taxable items (CIR)	(985)	(1,023)	(660)
Unrecognized deferred tax on deductible differences and tax losses	10,854	14,452	12,154
Effective tax expense	120	10	5
Effective tax rate	(0.3)%	0.00%	0.00%

The cumulative net unrecognized deferred tax assets amounted to €95.0 million, in 2023, including €91.8 million linked to accumulated net operating loss carryforwards at the end of 2023, in comparison with €88.3 million in 2022, including €86.2 million related to net operating loss carryforwards at the end of 2021 and €74.7 million in 2021, including €74.2 million of 2021 net operating loss carryforwards.
The deferred tax rate of the Company is unchanged at 25.8% in 2023 as compared to 2022 and in 2021, based on enacted tax rate reductions in future years.

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

	For the year ended December 31,
	2023	2022	2021
Net loss for the period (in thousands of euros)	(39,700)	(57,041)	(47,063)
Weighted average number of shares	36,928,161	34,851,868	34,733,418
Basic loss per share (in euros)	(1.08)	(1.64)	(1.35)
Diluted loss per share (in euros)	(1.08)	(1.64)	(1.35)
Instruments providing deferred access to capital are considered to be anti-dilutive because they result in a decrease in the loss per share. Therefore, diluted loss per share is identical to basic loss per share as all equity instruments issued but not granted, representing as of December 31, 2023, 9,372,089 potential additional ordinary shares, have been considered antidilutive (including 5,200,000 equity line related warrants, please refer to Note 10 for more details).

Note 22. Commitments

22.1 Obligations under the loan agreement with the EIB
In addition to the obligation correlated to the reimbursement of the principal and the payment of interest, in the event the EIB loan is repaid early, or in the event of a change of control after repayment of the loan, the amount of royalties due will be equal to the higher of (a) the net present value of all the future royalties which is expected to fall due as determined by an independent expert, (b) the amount as determined by the EIB, required in order for the Bank to realize an internal rate of return on the loan of 20% and (c) an amount equal to €35.0 million.
As part of the Amendment Agreement signed in October 2022, the Company was initially required to maintain a minimum cash and cash equivalents balance equal to the outstanding principal owed to EIB . The minimum cash and cash equivalents covenant waiver was signed in October 2023 following the prepayment of the PIK (see Note

4.4 - Financing Agreement with the European Investment Bank (“EIB”)). As of December 31, 2023 no covenant is in breach.
In certain circumstances, including any material adverse change, a change of control of the Company or if Dr. Laurent Levy, Chairman of the Executive Board, ceases to hold office, the Company may be required to pay a cancellation fee. If Dr. Laurent Levy ceases to hold a certain number of shares or ceases to be an officer, the EIB may require early repayment of the loan.

22.2 Obligations under the terms of the rental agreements part of the IFRS 16 exemptions
The obligations of the Company related to the leases falling under the practical expedients (leases related to low-value assets and short-term leases with automatic annual renewal) are as follow:
•One short term lease for an office by Nanobiotix Corp., of which the annual rent is $130 thousand; and
•Leases related to low-value assets for Nanobiotix S.A.’s printers, of which the annual rent is approximately €10 thousand.

22.3 Obligations related to the MD Anderson agreement
On December 21, 2018, the Company entered into a strategic collaboration agreement with MD Anderson Cancer Center, world prominent center of research, education, prevention and care for cancer patients, which was amended and restated in January 2020 and subsequently amended in June 2021. Pursuant to the MD Anderson Collaboration Agreement, the Company and MD Anderson established a large-scale, comprehensive NBTXR3 clinical collaboration to improve the efficacy of radiotherapy for certain types of cancer. The collaboration initially is expected to support multiple clinical trials conducted by MD Anderson, as sponsor, with NBTXR3 for use in treating several cancer types (including head and neck, pancreatic, and lung cancers). We expect to enroll approximately 312 patients in total across these clinical trials.
As part of the funding for this collaboration, Nanobiotix is committed to pay approximately $11 million for those clinical trials during the collaboration, and made an initial $1.0 million payment at the commencement of the collaboration and a second $1.0 million payment on February 3, 2020. Additional payments were made every six months following patient enrollment in the trials, with the balance due upon enrollment of the final patient for all studies.
Nanobiotix may also be required to pay an additional one-time milestone payment upon (i) grant of the first regulatory approval by the Food and Drug Administration in the United States and (ii) the date on which a specified number of patients have been enrolled in the clinical trials.
This milestone payment will depend on the year in which a trigger event occurs, with a minimum amount of $2.2 million due if occurring in 2020 up to $16.4 million if occurred in 2030.
As of December 31, 2023 and 2022, the Company recognized prepaid expenses for €1.2 million and €1.5 million respectively. Expenses are recorded during the course of the collaboration in the statement of consolidated operations, based on the patients enrolled during the relevant period.

22.4 Obligations related to the termination of the PharmaEngine agreement
In March 2021, the Company and PharmaEngine mutually agreed to terminate the license and collaboration agreement entered into in August 2012.
The Company paid $6.5 million and $1 million to PharmaEngine in accordance with the termination agreement during the years ended December 31, 2021 and December 31, 2022, respectively. No payment was made to PharmaEngine during the year ended December 31, 2023 pursuant to the termination and release agreement.
PharmaEngine remains eligible to receive an additional payment of $5 million upon the second regulatory approval of NBTXR3 in any jurisdiction of the world for any indication. The Company has also agreed to pay royalties to PharmaEngine at low single-digit royalty rates with respect to sales of NBTXR3 in the Asia-Pacific region for a 10-year period beginning at the date of the first sales in the region. As of December 31, 2023, such triggering events have not occurred.

22.5 Obligations related to the Equity Line Kepler Cheuvreux
The Chairman of the Executive Board, acting under the authority of the Executive Board of Directors held on May 18, 2022, and in accordance with the 21st resolution from the Annual Shareholders’ Meeting of April 28, 2021, has decided to set up an equity line financing agreement (PACEO).

In accordance with the terms of said agreement executed on May 18, 2022, Kepler Cheuvreux, acting as the underwriter of this facility, committed to underwrite up to 5,200,000 shares, over a maximum timeframe of 24 months ending May 18, 2024. On December 22, 2023, the agreement was extended to September 2024, as a result of the period related to the equity raised launched in October 2023.
The shares, if and when issued, will be issued on the basis of the lowest volume-weighted average daily trading price for the two trading days preceding each issue, less a maximum discount of 5.0%. (See Note 10.4 Equity Line with Kepler Cheuvreux).

22.6 Obligations related to the termination agreement with a financial provider
The Company and a financial service provider had entered into an advisory services agreement on November, 28, 2018 to act as the Company’s exclusive adviser relating to a certain scope of transactions, including a major licensing transaction.
As part of the release and termination agreement executed by and between the Company and this financial service provider as of July 19, 2023, and in addition to the amounts already paid in 2023 (see details in the ‘Significant events of the period’ in Note 1 - Company Information), the Company is committed to pay to its financial service provider an additional transaction lump sum of $750 thousand, subject to the achievement of further milestones and consideration received by the Company as per the license agreement signed with Janssen.

22.7 Obligations related to the master services agreement with Janssen dedicated to the clinical manufacturing of NBTXR3
On December 22, 2023, the Company entered into a master services agreement (“MSA”) with Janssen which includes the clinical manufacturing and the supply of products to be provided by the Company, as well as technical expertise and development services in the field of the territory, as defined in the global licensing, co-development, and commercialization agreement signed in July 2023.
Under this agreement, as of December 31, 2023, the Company already received purchase orders from Janssen for an amount of €0.8 million, for the delivery of raw materials and NBTXR3 clinical and technical batches planned during the first quarter of 2024.

Note 23. Related parties
Key management personnel compensation
The compensation presented below, granted to the members of the Executive Board and Supervisory Board was recognized in expenses over the period shown:

	For the year ended December 31,
(in thousands of euros)	2023	2022	2021
Salaries, wages and benefits	1,735	1,464	1,245
Share-based payments	2,386	2,501	2,018
Supervisory Board’s fees	225	225	375
Total compensation to related parties	4,346	4,190	3,638

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

Detail of subsequent events
To the Company’s knowledge, there has been no significant event in the Company’s financial or commercial position since December 31, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NANOBIOTIX S.A.

/s/ LAURENT LEVY
By:	Laurent Levy, Ph.D.
Title:	Chairman of the Executive Board

Date: April 24, 2024