Form 20-F
period 2024-12-31
Nanobiotix S.A.
filed 2025-04-02
CIK 1760854

____________________________________________________________________________________________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

FORM 20-F
________________________

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2024 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to __________ OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________
Commission File Number: 001-39777
________________________

NANOBIOTIX S.A.
(Exact name of registrant as specified in its charter)
_________________________

France
(Jurisdiction of incorporation or organization)

Nanobiotix S.A.
60 rue de Wattignies
75012 Paris, France
(Address of principal executive offices)

Mr. Bart van Rhijn
Chief Financial and Business Officer
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

Ordinary shares, nominal value €0.03 per share: 47,426,851 as of December 31, 2024

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
“NBTXR3”, which is referred to as “JNJ-1900” by Janssen Pharmaceutica NV, refer to the same product candidate.
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
Our audited consolidated financial statements have been prepared in accordance with IFRS ® Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Our audited consolidated financial statements are presented in euros and, unless otherwise specified, all monetary amounts presented in this Annual Report are in euros. All references in this Annual Report to “$,” “dollars” and “USD” mean U.S. dollars and all references to all references to “€” and “euros” mean euros.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains “forward-looking statements” within the meaning of applicable federal securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. When used in this Annual Report, the words ”consider,” “anticipate,” “think,” “aim,” “believe,” “can,” “could,” “ambition,” “estimate,” “expect,” “intend,” “is designed to,” “predict,“ “wish,” “may,” ”is designated to,” “might,” “on track,” “plan,” “potential,” “predict,” “objective,” “should,” “scheduled,” “would” or “will,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•our ability to successfully develop NBTXR3, including in additional indications, through our license agreement with Janssen Pharmaceutica NV (“Janssen”), dated July 7, 2023 ;
•our ability to expand our product pipeline beyond NBTXR3;
•our ability to compete with institutions with greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing and marketing;
•the completion of applicable pre-marketing regulatory requirements and/or our ability to maintain regulatory approvals and certifications for our products and product candidates and the rate and degree of market acceptance of our product candidates, including NBTXR3 through our partner Janssen according to our license agreement with Janssen;
•regulatory developments in the United States, the European Union (the “EU”), and other countries;

•the initiation, timing, progress and results of research and development programs and our preclinical studies and clinical trials, including those trials to be conducted or being initiated under our collaborations with MD Anderson Cancer Center of the University of Texas (“MD Anderson”) and our license agreement with Janssen ;
•the expected timeline of our clinical trial completion, including our ability, and the ability of our development partners, to successfully conduct, supervise and monitor clinical trials for our product candidates and, more specifically, to complete pivotal clinical trial NANORAY-312 relating to NBTXR3 within the expected timeline considering a number of factors, including the rate of patient enrollment and the potential delays related to the transfer of the sponsorship of this clinical trial NANORAY-312 from Nanobiotix to Janssen;
•our ability to obtain raw resources and maintain and operate our facilities to manufacture our product candidates;
•our ability to manufacture, market and distribute our products upon successful completion of applicable pre-marketing regulatory requirements, specifically NBTXR3;
•our ability to implement our strategic plan for our platform(s), product candidates and technology;
•our ability to effectively execute under our collaborations agreements and to effectively resolve disputes, if any;
•our reliance on Janssen to conduct the NBTXR3 development and commercialization activities worldwide in accordance with the Janssen Agreement and the Asia Licensing Agreement ;
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
•our ability to expand into additional innovative therapies, including through our Curadigm Nanoprimer platform, and to advance such technologies directly or through strategic partnerships;
•our ability to effectively deploy our capital resources;
•future revenue, expenses, capital expenditures, capital requirements and performance of our publicly traded equity securities; and
•our status as a foreign private issuer and emerging growth company and the reduced disclosure requirements associated with maintaining these statuses.
You should refer to the section of this Annual Report titled “Risk Factors” for a discussion of important factors that may cause actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in a highly competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. As a result of these know and unknown risks factors and uncertainties, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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

Note Regarding References to NBTXR3 or JNJ-1900
Any references to “NBTXR3” or “JNJ-1900” should be understood as referring to the licensed product under the Janssen Agreement. See Item 4., “Our main licensing relationships”, “Janssen Agreement and Asia Licensing Agreement” for more information. Any reference to the “NANORAY-312” or “NANORAY” or “312” study should be understood as referring to the NANORAY-312 Phase III study (NCT04892173) for which transfer of sponsorship from Nanobiotix to Johnson & Johnson (J&J) is ongoing within 2025 as announced in October 2024.

ABBREVIATIONS

Principal abbreviations used in this Annual Report

AACR	American Association of Cancer Research
ACA	Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act
ACCI	Age-adjusted Charlson Comorbidity Index
ADS	American Depositary Shares
AE	Adverse event
AGA	Actions gratuites (free shares)
ANSM	Agence nationale de sécurité du médicament et des produits de santé (French agency for medicine and health products security)
ASCO	American Society for Clinical Oncology
ASTRO	American Society for Radiation Oncology
BPI	Banque Publique d'Investissement
BRPC	Borderline resectable pancreatic cancer
BSA	Bons de souscription d'actions (warrants)
BSPCE	Bons de souscription de parts de créateurs d’entreprise (founder's warrants)
CIR	Crédit d’Impôt Recherche (French research tax credit)
CJEU	Court of Justice of the EU
CMO	Contract manufacturing organization
CNS	Central nervous system
CRO	Contract research organization
DLT	Dose-limiting toxicity
DOR	Duration of response
EBRT	External beam radiation therapy
EC	European Commission
EEA	European Economic Area
EIB	European Investment Bank

EMA	European Medicines Agency
ESMO	European Society for Medical Oncology
EU	European Union
FDA	Food and Drug Administration
GCP	Good clinical practices
GDPR	General Data Protection Regulation
GLP	Good laboratory practice
GMP	Good Manufacturing Practice
Gy	Gray
HCC	Hepatocellular carcinoma
HCP	Health Care Professionals
HIPAA	Health Insurance Portability and Accountability Act
HNSCC	Head and neck squamous cell carcinoma
HPV	Human papilloma virus
ICI	Immune checkpoint inhibitor
IMRT	Intensity-modulated radiation therapy
IND	Investigational New Drug
I-O	Immuno-oncology
IRA	Inflation Reduction Act
IRB	Institutional review board
LA-HNSCC	Locally advanced head and neck squamous cell carcinoma
LAPC	Locally advanced pancreatic cancer
LRR	Locoregional/recurrent
MDR	Medical Device Regulation
MoA	Mechanism of action
NDA	New Drug Application
NSCLC	Non-small cell lung cancer
ORR	Overall Response Rate, or Objective Response Rate
OS	Overall survival
OSA	Options de Souscription d’Actions (stock options)
PD	Progressive disease
PDAC	Pancreatic ductal adenocarcinoma
PFS	Progression-free survival
PIK	Payment-in-kind
R&D	Research and development
R/M	Recurrent and/or metastatic
RCC	Renal cell carcinoma
RECIST	Response Evaluation Criteria in Solid Tumours
RP2D	Recommended Phase 2 dose
RT	Radiation therapy
SAE	Serious adverse event
SBRT	Stereotactic body radiation therapy
SCC	European Commission’s Standard Contractual Clause
SD	Stable disease

SITC	Society for Immunotherapy of Cancer
STS	Soft tissue sarcoma
U.S. (or US)	United States

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
Oncology: medical speciality that focuses on cancer.
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

Risks Related to the Discovery, Development and Commercialization of Our Product Candidates (see “Risks Factors — Risks Related to the Discovery, Development and Commercialization of Our Product Candidates” for additional details):
•Our product candidate development programs are in various phases of development, including in early stages of development, and may be unsuccessful.
•Initial, interim and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.
•We may encounter substantial delays in clinical trials of our lead product candidate NBTXR31, including the timing of the interim analysis (the timing of which is dependent on both the requisite number of events having been observed and the last patient having been recruited) or final analysis of Study Nanoray-312 given it is an event driven trial, and a function of amongst other factors, patient enrollment rate, or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.
•Even if we or Janssen, our strategic development and commercialization licensee, successfully complete clinical trials of our lead product candidate NBTXR3, NBTXR3 may not be successfully commercialized for other reasons.
•Any issues that arise in the highly complex manufacturing process for our product candidates could have an adverse effect on its technology transfer to our licensee, our business, financial position or prospects.
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
1 Any references to “NBTXR3” or “JNJ-1900” should be understood as referring to the licensed product under the Janssen Agreement. See Item 4., “Our main licensing relationships”, “Janssen Agreement and Asia Licensing Agreement” for more information. Any reference to the “NANORAY-312” or “NANORAY” or “312” study should be understood as referring to the NANORAY-312 Phase III study (NCT04892173) for which transfer of sponsorship from Nanobiotix to J&J is ongoing within 2025 as announced in October 2024.

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
•We previously identified a material weakness in our internal control over financial reporting. We may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting, and as a result, investor confidence in us and the value of our common stock could be materially and adversely affected.
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
•Although not free from doubt, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024. However, we cannot assure you that we will not be classified as a PFIC for the taxable year ending December 31, 2025 or any future taxable year, which may result in adverse U.S. federal income tax consequences to U.S. holders.
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
We are a clinical-stage biotechnology company pioneering disruptive, physics-based therapeutic approaches focused on developing first-in-class product candidates that use its proprietary nanotechnology to transform cancer treatment by increasing the efficacy of radiotherapy. Investment in biotech development is a highly speculative endeavor. Biotech product development entails substantial upfront capital expenditures, and there is significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, to gain required regulatory approvals or to become commercially viable. While there have been significant advances in nanotechnology, our product candidates are new and unproven, and our most advanced product candidate NBTXR3 is in clinical development.
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
We may not be able to fully implement or execute on our development strategy or realize, in whole, in part, or within our expected time frames, the anticipated benefits of our strategies. You should consider our business and prospects in light of the risks and difficulties we face as a company focused on developing products in the field of physics-based therapeutic approaches and advancing clinical trials.
The near and medium term prospects for our lead product candidate NBTXR3 depend heavily on Janssen’s successful clinical development and commercialization of NBTXR3.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.
We devote most of our financial resources to research and development relating to our NBTXR3, including the advancement of our clinical trials. We finance our current operations primarily through loans such as from the European Investment Bank, as well as by obtaining public funding, reimbursements of research tax credit claims, and milestones on our licensed technology pursuant to strategic licensing relationships such as with Janssen.
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

We expect to continue to incur significant expenses and operating losses for the foreseeable future. While we expect near term losses and cash utilization to stabilize or slightly decrease in the near term as a result of the amendment to the Janssen Agreement, the risk of future losses remains as we conduct development and ongoing clinical studies and submit a NDA and/or foreign equivalent filings for additional product candidates, conduct research and development for product candidates, invest in deploying and scaling our manufacturing capabilities, seek regulatory and marketing approvals, and establish necessary infrastructure for the commercialization of any products for which we obtain marketing approval.
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
Any outbreaks of contagious diseases and other adverse public health developments could have a material and adverse impact on our business, financial condition, liquidity, and results of operations. As has occurred with the COVID-19 global pandemic, a regional epidemic or a global pandemic could cause disruptions to national and global economies and financial markets as well as raw materials supply chains, and could have a negative impact on our clinical trials, including with respect to delaying patient recruitment.

We have a history of losses and require additional funding to execute our clinical development plan and support ongoing operational need~~s~~.
We have incurred losses since inception of €380.4 million, including net losses of €68.1 million for the year ended December 31, 2024. As of December 31, 2024, we had cash and cash equivalents of €49.7 million.
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
If we raise additional capital through the sale or issuance of additional equity or convertible securities, current ownership interests may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect stockholders’ rights. Debt financing, if available, would result in increased fixed payment obligations and a portion of our operating cash flows, if any being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends. Furthermore, to the extent we raise additional funds through arrangements with research and development partners or otherwise, we may be required to relinquish some of our technologies, product candidates or revenue streams, license our technologies or product candidates on unfavorable terms, or otherwise agree to terms unfavorable to us.
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
Because some of our product candidates or programs are in the early stages of discovery - such as Curadigm’s development of our nanoprimer technology designed to enhance the therapeutic index for target drugs - or preclinical development, there can be no assurance that our research and development activities will result in these product candidates or programs advancing into clinical development. Product candidates in these development phases undergo testing in animal studies, and the results from these animal studies may not be sufficiently compelling to warrant further advancement. Moreover, even if results from animal studies are positive, such results are not necessarily predictive of positive results in clinical studies.
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
•delays in study NANORAY-312 trial, including the timing of the interim analysis (the timing of which is dependent on both the requisite number of events having been observed and the last patient having been recruited) or final analysis of Study NANORAY-312 given it is an event driven trial, and a function of amongst other factors, patient enrollment rate;

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
•lower-than-anticipated enrollment and retention rate of subjects in clinical trials for a variety of reasons, including, specifically with respect to NANORAY-312 any material impact caused by or resulting from the transfer of sponsorship to Janssen, size of patient population, sites selection, nature of trial protocol, the availability of approved treatments for the relevant disease and competition from other clinical trial programs for similar indications and competition from approved products;
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

Our nanotechnology-based products undergo a complex, highly regulated manufacturing process. The process is subject to strict controls and procedures to ensure minimal batch-to-batch variability. As a result, our manufacturing process is subject to multiple risks, mainly with regard to our lead product candidate NBTXR3.
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
While we currently use third-party contract manufacturing organizations, or CMOs, to manufacture NBTXR3, we operate an in-house manufacturing facility in Villejuif, France. This manufacturing facility is dedicated to the manufacturing of drug substance for our investigational products. We have very limited experience in operating a manufacturing infrastructure for clinical or commercial pharmaceutical products, and we may never be successful in effectively exploiting such in-house manufacturing capabilities. In addition to all the challenges discussed above regarding manufacturing, we may face potential problems associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, process scale-up and/or scale-out, process reproducibility, stability issues, lot consistency, and timely availability of reagents or raw materials. Further, the application of new regulatory guidelines or parameters, such as those related to release testing, may also adversely affect our ability to manufacture NBTXR3.
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
Additionally, there are risks associated with our transfer of licensed technology relating to the manufacturing process of NBTXR3 to our licensee Janssen to enable Janssen to manufacture NBTXR3. This technology transfer may not be successfully deployed which may adversely affect Janssen’s ability to manufacture NBTXR3 and, consequently, may impact the appropriate supply of NBTXR3 to clinical sites. Any such adverse developments could have a material adverse impact on Janssen’s development of NBTXR3 and could delay the end dates of the affected clinical trials.

Any changes to manufacturing processes may result in additional regulatory approvals.
The manufacturing process for any products that we, or our licensee Janssen with regard to NBTXR3, may develop is subject to FDA, and any other regulatory authority approval or notified body for the jurisdictions in which we or our strategic development and commercialization partners will seek marketing approval for commercialization as well as ongoing compliance requirements. If the manufacturing process is changed during the course of product development or subsequent to a product’s commercialization, including as a result of a change in the regulatory status of the concerned product, FDA, or foreign regulatory authorities could require us to conduct additional bridging trials, which could delay or impede our ability to obtain marketing approval. If we, our licensee Janssen, or our CMOs, are unable to reliably produce NBTXR3 or products to specifications acceptable to the FDA, or other regulatory authorities, we may not obtain or maintain the approvals we need to further develop, conduct clinical trials for, and commercialize such products in the relevant territories.

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
We are exposed to numerous risks resulting from our strategic development and commercialization relationships and our reliance on third-party partners in such relationships. In July 2023, we entered into a global exclusive licensing, development, and commercialization agreement with Janssen (the “Janssen Agreement”), for the investigational, potential first-in-class radioenhancer NBTXR3, on a worldwide basis excluding (at that time) the Asia Licensing Territory (as defined below). In December 2023, our strategic licensing agreement with Lian Oncology Limited (“LianBio”), under which LianBio had exclusive development and commercialization rights with respect to certain product candidates, including NBTXR3 within the Asia Licensing Territory (the “Asia Licensing Agreement”), was assigned to Janssen. Following the assignment, Janssen will also have the development and commercialization rights provided for under the Asia Licensing Agreement with respect to product candidate NBTXR3 in the Asia Licensing Territory.
Because of the significance of our collaboration with Janssen and the contemplated scope of Janssen’s involvement in the development and commercialization of NBTXR3, such risks are particularly acute with respect to our reliance on Janssen for the worldwide development and commercialization of NBTXR3.
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
In October 2024, we transferred the sponsorship of the NANORAY-312 clinical trial to Janssen which will further increase our reliance on Janssen and its actions to successfully conduct, supervise and monitor NANORAY-312, including reaching the expected interim analysis timing and triggering associated milestone payments.
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
Under certain circumstances, service providers, such as CROs or CMOs, which have contracted with the Company, may be entitled to terminate their engagements with us. In such circumstances, product development activities could be delayed while we seek to identify, validate, and negotiate an agreement with a replacement service provider. In some such cases an appropriate replacement may not be readily available or available on acceptable terms, which could cause additional delays to our development process.
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
Pursuant to the Janssen Agreement and the Asia Licensing Agreement, Janssen has worldwide development and commercialization rights with respect to product candidate NBTXR3.
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
We are dependent on third parties for the supply of various of materials, including Hafnium, that are necessary to produce certain of our product candidates, including NBTXR3. The supply of these materials could be reduced or interrupted at any time. In such case, we may not be able to find other acceptable suppliers or on acceptable terms. If key suppliers or manufacturers are lost or the supply of the materials is diminished or discontinued, we may not be able to develop, manufacture, and market our product candidates in a timely and competitive manner. In addition, these materials are subject to stringent manufacturing process and rigorous testing before they can be used for clinical or commercial purposes.
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
Given the development stage of our product candidates, we have no experience in sales, marketing and distribution of biotech products. However, if any of our product candidates, including NBTXR3, obtain marketing approval, we might intend to develop sales and marketing capacity, either alone or with partners,or we may rely upon the sales and marketing capabilities of our partners. For example, pursuant to the Janssen Agreement and the Asia Licensing Agreement, we will rely on Janssen for worldwide commercialization activities, including sales and marketing, in respect of NBTXR3. Outsourcing sales, distribution and marketing may subject us to a variety of risks, including:
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
Our future financial performance and our ability to commercialize our product candidates including NBTXR3, if approved, and our ability to compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company. To achieve this, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these activities.
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
We maintain product liability insurance coverage for damages caused by our product candidates including NBTXR3, including clinical trial insurance coverage, with coverage limits that we believe are customary for similarly situated companies in our industry. This coverage may be insufficient to reimburse us for any expenses or losses we may suffer. In addition, in the future, we may not be able to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product or other legal or administrative liability claims by us or our partners, licensees or subcontractors, which could prevent or inhibit the commercial production and sale of any of our product candidates, including NBTXR3 that receive regulatory approval, which could adversely affect our business.
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
We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed any insurance coverage and our total assets. European Union regulation, French law, and U.S. Federal, state and local law and regulation or any other foreign laws and regulations govern to use, manufacture, storage, handling and disposal of these hazardous materials and specified waste products, as well as the discharge of pollutants into the environment and human health and safety matters. Compliance with environmental laws and regulations may be expensive and may impair our research and development efforts. If we fail to comply with these requirements, we could incur delays, substantial costs, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, we cannot predict the impact on our business of new or amended environmental laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These current or future laws and regulations may impair our research, development or production efforts.

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
We previously identified material weaknesses in our internal control over financial reporting in connection with the preparation of our consolidated accounts for the years ended December 31, 2022 and December 31, 2023, related to a lack of supervisory personnel with the appropriate level of technical accounting experience and technical training to comply with International Financial Reporting Standards, and sufficient processes and procedures, including oversight of advisors, particularly in complex and judgmental areas such as licensing agreements, securities purchase agreements and novation agreements.

We took steps to address these material weaknesses and implemented comprehensive and actionable remediation plans. See Item 15 of this Annual Report for further details about these remediation measures. We cannot assure you that the controls we have judged to be effective for the year ended December 31, 2024 will continue to be effective or that we will be able to avoid or prevent any future material weaknesses in our internal control over financial reporting.
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
Our compliance with applicable provisions of Section 404 requires that we incur substantial accounting expense and expend significant management attention and time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. In addition, our independent registrants’s certifying accountant firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report for the year ending December 31, 2025.2

Our internal computer systems, or those of our third-party contractors or consultants, may fail or suffer security breaches, including cybersecurity breaches, which could result in a material disruption of our product development programs or loss of personal data.
2 According to SEC definition, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In the ordinary course of our business, we may collect, process, store and transmit proprietary, confidential and sensitive information, including personally identifiable information (including health information), intellectual property, trade secrets, and proprietary business information owned or controlled by ourselves or other parties. We may also share or receive sensitive information with our partners, CROs, CMOs, or other third parties. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place.
Despite the implementation of security measures, our internal computer systems, cloud-based resources, including storage systems, and those of our third-party contractors and consultants are vulnerable to damage from computer viruses, cyber-attacks, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. These threats come from a variety of sources, including traditional computer “hackers,” threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, and the third parties upon which we rely, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce and distribute our product candidates. Cyberattacks could include, but are not limited to, the deployment of harmful malware (including as a result of advanced persistent threat intrusions), denial-of-service (such as credential stuffing), credential harvesting, social engineering attacks (including through phishing attacks), viruses, ransomware, supply chain attacks, personnel misconduct or error and other similar threats. We may also be the subject of software bugs, server malfunction, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures or other similar issues. In particular, ransomware attacks are becoming increasingly prevalent and severe and can lead to significant interruptions, delays, or outages in our operations, disruptions to our clinical trials, loss of data (including data related to clinical trials), significant expense to restore data or systems, reputational loss and the diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach to our information technology systems or the third-party information technology systems that support us and our services. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.
Although we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We have experienced attempts to compromise our information technology systems or otherwise cause a security incident. While we do not believe that we have experienced any material or significant system failure, material or significant accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to manufacture or deliver our product candidates. For example, the loss of clinical trial data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed.
A cyber-incident could result in, among other things, any of the following: (a) theft, loss, misappropriation, or release of confidential financial or clinical data, trade secrets or employee information, including personally identifiable information; (b) negative publicity resulting in material reputational harm, including with our vendors, partners (licensees, and R&D or healthcare partners), shareholders, and potential investors,and/or (c) governmental penalties and/or lawsuits.
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

We are subject to data privacy and protection laws and regulations that impose requirements relating to the collection, transmission, storage and use of personally-identifying information, including comprehensive regulatory systems in the U.S. and EU. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business by impacting our ability to collect, use, submit or reuse clinical data from enrolled patients involved in clinical trials relating to our product candidates and consequently, impacting our ability to be granted with marketing authorization, financial condition, results of operations or prospects.
There are numerous regulation laws and regulations, such as the European Union General Data Protection Regulation (GDPR), and US federal and state laws and regulations (including regulations promulgated pursuant to GDPR and Health Insurance Portability and Accountability Act (HIPAA), related to the privacy and security of personal information and that establish privacy and security standards for the use and disclosure of individually identifiable health information and require the implementation of administrative, physical and technological safeguards to protect the privacy of such protected health information.
Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. We cannot be sure how these regulations will be interpreted, enforced or applied to our operations. If we fail to comply with applicable privacy laws, including applicable GDPR and HIPAA privacy and security standards, we could face civil and criminal penalties.
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

We have in the past, made and expect in the future, to make such revisions and adjustments to our estimates and assumptions prior to the issuance of our financial statements in light of these ordinary course reassessments. Because our financial statements require the use of estimates and assumptions, actual results—particularly with respect to going concern, share-based payments, deferred tax assets, clinical trials accruals, revenue recognition and the fair value of financial instruments—may vary significantly from these estimates under different assumptions or conditions.
Risks Related to Regulatory Approvals for Our Product Candidates
The regulatory landscape that governs NBTXR3 is uncertain as it is subject to both medicinal product (drug) & medical device regulations, depending on the country involved. Additionally, changes in regulatory requirements could result in delays or discontinuation of development or manufacturing of our product candidate or unexpected costs in obtaining regulatory marketing authorization approval and/or CE-marking.
The development and manufacturing of therapeutic solutions for cancer treatment are governed by a complex and evolving global regulatory environment. Regulatory authorities, including EMA and the FDA, have developed requirements on the amount and types of data required to demonstrate the quality, safety and efficacy of products prior to their marketing and sale. Increase in costs for obtaining and maintaining the necessary marketing authorizations or, as the case might be, CE-marking for NBTXR3 may limit its economic value and thus lessen the prospects for growth in this field, and consequently the prospects of NBTXR3 or any other Group’s product candidates.
NBTXR3 has been classified as a ‘‘Class III medical device’’ in the EU and as a ‘‘drug’’ in the United States. As a result, the Group must meet various specific requirements and deadlines and clinical development would be subject to different regulatory framework with a development and commercialization process may be longer and more costly than expected.The clinical development of NBTXR3 has been conducted in accordance with the principles of International Council for Harmonisation guidelines on Good Clinical Practice (ICH GCP), the ISO 14155, and applicable regional regulatory requirements, irrespective of the classification status of the product in each concerned countries. As soon as a product is classified as a drug candidate or medical device as appropriate, a competent authority or a notified body must grant a marketing authorization approval of said drug candidate or certify the conformity or medical device before it can be marketed, promoted or sold in those jurisdictions. The Group must provide these regulatory authorities with data from manufacturing development, preclinical and clinical trials that demonstrate that its product candidate is safe for the patient and effective in the defined indication before they can be approved or certified for commercial distribution. It must provide data demonstrating the product achieves an adequate quality and safety of the product and its components. It must also assure the regulatory authorities that the characteristics and results of the clinical batches will be replicated consistently in the commercial batches.
The regulatory framework may also change, particularly in key markets such as the EU, where rules on medical devices have been significantly tightened following the adoption of the MDR regulation.In light of the scientific and regulatory evolutions, the competent authorities of EU Member States could reconsider the classification status of NBTXR3 as a medical device in the EU and decide to reclassify it as a drug. However, we are designing our clinical development programs so as to generate clinical evidence we believe will constitute a robust scientific basis, irrespective of classification status.
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
We, or Janssen as licensee of NBTXR3, must obtain approval or certification to market and sell our product candidates, including NBTXR3. For example, in the U.S., we must obtain FDA approval for each product candidate in each specific indication that we - or Janssen as licensee of NBTXR3 - intend to commercialize, and in the EU, we or Janssen, as applicable, must obtain for a medicinal product approval from the European Commission (EC), based on the opinion of the EMA. The approval processes are typically expensive, and it takes years to obtain approval or certification following the beginning of clinical trials and depends upon numerous factors, including the discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval or certification may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not submitted any NDA, Marketing Authorisation Application request and it is possible that none of our existing product candidates including NBTXR3 or any product candidates we may seek to develop in the future will ever obtain such regulatory approval.
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
Obtaining marketing authorization approval or medical device certification for a product in a specific indication is not a gauge of the ability to obtain marketing authorization approval or medical device certification for this product in another indication. Even after obtaining approval or certification in a jurisdiction for the product candidates we develop, including NBTXR3, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, and submission of safety and other post-market information.
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
If a product is intended for the treatment of a serious or life threatening condition or disease, the sponsor may apply for FDA fast track designation. In February 2020, the Company received Fast Track designation from the FDA for NBTXR3 in combination with radiation therapy with or without cetuximab, for the treatment of patients with locally advanced head and neck squamous cell cancer who are not eligible for platinum-based chemotherapy. We or our strategic licensees may seek fast track designation and review for some or all of the other indication that NBTXR3 may potentially address. However, even with the receipt of fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures and such designation does not assure ultimate approval. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

Even if we or our strategic licensees obtain and maintain approval for product candidates in the United States or another jurisdiction, we or our strategic licensees may never obtain marketing authorization approval or certification for the same product candidates in other jurisdictions, which would limit market opportunities and adversely affect our business.
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
Depending on the results of clinical trials and the regulatory requirements in other countries, we or our strategic licensees may decide to first seek approvals or certifications of a product candidate in countries other than the United States, or may simultaneously seek approvals in the United States and other countries. Obtaining approvals or certifications from health authorities in countries outside the United States and the EU is likely to subject us or our strategic licensees to risks in such countries that are substantially similar to the risks associated with obtaining approval in the United States or the EU described herein.

Government restrictions on pricing and reimbursement, as well as other healthcare payor cost-containment initiatives, may negatively impact our ability to generate revenues if we obtain approval or certification for any of our product candidates.
Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. The continuing efforts of various governments, insurance companies, managed care organizations and other payors to contain or reduce healthcare costs may adversely affect our ability or our strategic licensees’ ability to set a price for our products that we believe is fair, to achieve profitability, and to obtain and maintain market acceptance by patients and the medical community. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory initiatives to contain healthcare costs. By way of example, in the United States, the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (collectively, the ACA), was enacted in March 2010.
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
•Inflation rebates: additional rebates on drug prices that rise faster than inflation is a stipulation of the IRA that limits the revenue impacts of price increases. This clause will impact our licensing partner’s pricing strategy (including Janssen) as part of the commercialization within the United States of NBTXR3, and we cannot predict the affect this will have on the Company’s proceeds from this licensee.
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
Healthcare providers, physicians and others will play a primary role in the recommendation, prescription, and administration of our products. Our arrangements with such persons and third-party payors must be structured in accordance with the broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our products, if we obtain marketing approval or certification. Restrictions under applicable federal, state and foreign healthcare laws and regulations include but are not limited to the following:
•The federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and wilfully soliciting, offering, receiving or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase or lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid.
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
All entities involved in the preparation of products for clinical studies or commercial sale, including our existing contract manufacturers for our product candidates, including NBTXR3 as well as our in-house manufacturing facility in Villejuif, France, and Janssen, which has assumed certain manufacturing rights with respect to NANORAY-312,are subject to extensive regulations.
For example, in the United States, a drug product approved for commercial sale or used in clinical studies must be manufactured in accordance with the current Good Manufacturing Practices (cGMP) requirements. In the EU, NBTXR3 is currently classified as a medical device and must be developed and manufactured in accordance with ISO13485 and MDR requirements. Nevertheless, due to the classification of NBTXR3 as a drug in other regions, notably the United States, the development and manufacturing of NBTXR3 is made in accordance with the more stringent cGMP and GCP requirements. As a result, each of the facilities involved in the manufacturing NBTXR3 must comply with cGMP and applicable Medical Device regulations. Also, applicants for a marketing authorization are responsible for ensuring that the proposed manufacturing sites included in the marketing authorization application comply with cGMP and applicable Medical Device regulations for a certification.
The FDA’s cGMP regulations and comparable regulations in other jurisdictions govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants, or to inadvertent changes in the properties or stability of the product candidates including NBTXR3 we develop that may not be detectable in final product testing. In the United States, in the framework of the potential upcoming NDA, we or our contract manufacturers or our licensees with manufacturing responsibility must supply all necessary documentation in support of registration on a timely basis and must adhere to the cGMP requirements enforced by the FDA and/or by other Competent Regulatory Authorities and to the MDR requirements through its facilities inspection program. Our facilities and Quality Management Systems as well as the facilities and Quality Management Systems of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as one of a condition of regulatory approval of our product candidates. In addition, the FDA may, at any time, inspect a manufacturing facility involved with the preparation and/or control of our product candidates as well as the associated quality systems for compliance with the regulations applicable to the activities being conducted.
If we or any of our third-party manufacturers fail to provide appropriate products and data (as per cGmP requirements) or maintain regulatory compliance, the regulator can impose regulatory sanctions including, among other things, the imposition of a hold on clinical trials, the refusal to permit a clinical trial to start, the refusal to use certain batches of product candidates intended to be used in the clinical trials, the refusal to approve a pending application for a new product, the revocation or non-renewal of a pre-existing approval or certification - including the withdrawal of GMP license in case of major findings, or the refusal to accept some non-clinical and/or clinical data generated with material for which that third-party was responsible. As a result, our business, financial condition and results of operations may be materially harmed.
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
In addition, if supply from one approved manufacturer or supplier, including our own in-house manufacturing facility or Janssen’s manufacturing of NBTXR3, is interrupted, there could be a significant disruption in commercial and/or clinical supply of our products. Identifying and engaging an alternative manufacturer or supplier that complies with applicable regulatory requirements could result in further delay. Applicable regulatory agencies may also require additional studies if a new manufacturer or supplier is relied upon in connection with commercial production. Switching manufacturers or suppliers may involve substantial costs and time and is likely to result in a delay in our desired clinical and commercial timelines.
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

Although not free from doubt, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024. However, we cannot assure you that we will not be classified as a PFIC for the taxable year ending December 31, 2025 or any future taxable year, which may result in adverse U.S. federal income tax consequences to U.S. holders.
A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024. Because certain aspects of the PFIC rules are not entirely certain and because this determination is dependent upon a number of factors, there can be no assurance that we were not a PFIC for such taxable year or that the IRS will agree with any position we take regarding our PFIC status.
Further, no assurances may be given at this time as to our PFIC status for the current or future taxable years. The determination of PFIC status is fact-specific, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). It is possible that we could be classified as a PFIC for the taxable year ending December 31, 2025 or future taxable years due to changes in the composition of our assets or income, as well as changes to the market value of our assets. If we are a PFIC for any taxable year during which a U.S. holder holds ADSs, the U.S. holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition of the ADSs as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Each U.S. holder is strongly urged to consult its tax advisor regarding these issues and any available elections to mitigate such tax consequences.

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
Based on our determination made on June 30, 2024 (the last business day of our most recently completed semester), we qualify as a foreign private issuer. The next determination as to foreign private issuer status will be made on June 30, 2025.
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
As of December 31, 2024, to our knowledge less than 50% of Nanobiotix outstanding ordinary shares (including in the form of ADSs) were held by persons who were U.S. residents.
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
Our executive officers and current 5% or greater shareholders beneficially own in aggregate approximately 33.2% of our ordinary shares outstanding (including those underlying our ADSs, but excluding shares that may be acquired upon exercise of stock options or warrants) as of December 31, 2024. As a result, these shareholders have significant influence over all matters that require approval by our shareholders, including the election of supervisory or executive board members and approval of significant corporate transactions. These shareholders may be able to take corporate action even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.
Lastly, If our existing shareholders sell, or indicate an intent to sell, or is forced to sell as a consequence of any commitments a shareholder may have to face, substantial amounts of their ordinary shares or ADSs, the trading price of our ADSs and ordinary shares could decline significantly. Such secondary sales may also impair our ability to raise capital through the sale of additional equity securities.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to us will make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our ADSs less attractive because we rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until December 31, 2025. Once we cease to be an emerging growth company, we may continue to avail ourselves of the accommodations available to us as a foreign private issuer for as long as we qualify.

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
Our capital expenditures and additions to intangible and tangible assets for the years ended December 31, 2022, 2023 and 2024 together amounted to €0.1 million, €0.3 million and €0.8 million, respectively. These expenditures primarily consisted of the manufacturing line implementation, laboratory equipment and offices expansion. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2025 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made in France, where our research and development facilities are currently located.

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

B. Business Overview
Overview
We are a late-stage clinical biotechnology company focused on developing first-in-class, physics-based product candidates that use our proprietary nanotechnology to seek to improve treatment outcomes for millions of patients around the world. We have three platforms that each seek to bring the benefits of nanotechnology to human medical problems:
•NBTXR3 (JNJ-19003), our potentially first in class radioenhancer designed to enhance radiation therapy
•Curadigm, our nanoprimer technology designed to enhance therapeutic index
•Oocuity, our platform designed to help central nervous system (CNS) based ailments
Our most advanced platform has produced our lead product candidate, NBTXR3, which is designed to improve local control of solid tumors by increasing the effect of radiotherapy in the tumor without increasing damage to surrounding healthy tissues, and to improve systemic control through its potential immune priming effect subsequent to the physical destruction of the tumor caused by the physics-based mechanism of action (MoA). In July 2023 we entered into the Janssen Agreement for the development and commercialization of NBTXR3. Through this approach we are advancing, together with Janssen, a strategy that aims to build a potentially industry-leading cancer treatment effort powered by NBTXR3. The first two indications that we are working to bring to patients are head and neck and lung tumors, and there is broad potential for NBTXR3 to benefit patients across all solid tumor indications.
Curadigm and Oocuity are at preclinical and discovery stages, respectively. Each shares with NBTXR3 the fundamental approach of Nanobiotix that seeks to bring nanotechnological approaches to affect the body’s chemistry at a physical level and have a positive impact on medical conditions.
Curadigm’s technology is centered around transient blockage of the liver pathways involved in clearance to improve the ability of a subsequently administered treatment to reach its intended target at a relevant dose and thus potentially improve the treatment’s efficacy and/or diminish its toxicity.
Oocuity is similarly centered around nanotechnologically designed materials. In this case, our research is focusing on using these materials to influence neuronal networks via their electrical properties. We believe there are several potential applications for materials with such properties.
Potential first-in-class radioenhancer NBTXR3 is an aqueous suspension of functionalized, crystalline hafnium oxide nanoparticles designed for injection directly into a malignant tumor which are then activated by radiotherapy (RT-activated NBTXR3). When exposed to ionizing radiation, NBTXR3 increases the dose of radiotherapy (i.e., energy) locally delivered to the tumor cells where it is present, significantly increasing tumor cell death. Importantly, this effect occurs without increasing either the radiation dose or damage to surrounding healthy tissues. Preclinical and early clinical data suggest that subsequent to the physical tumor cell destruction caused by radiotherapy-activated NBTXR3, the product candidate may also prime an adaptive immune response and create long-term anti-cancer memory. Given the physics-based MoA, we believe that NBTXR3 could be developed as a tumor-agnostic treatment targeting all solid tumors that are treated with radiotherapy alone or in therapeutic combinations, including those that include immune checkpoints inhibitors, a type of therapy designed to stimulate a patient’s immune system to attack cancer cells.
Radiotherapy, also called radiation therapy (RT) or simply radiation, involves the use of X-rays or other high-energy particles or rays to kill cancer cells in tumors. It is among the most common cancer treatments, used both as a standalone therapy and in combination with surgery, chemotherapy or biological therapies. In developed countries with access to radiotherapy, approximately 60%4 of all cancer patients will receive radiotherapy at least once, either alone or as a part of a more complex treatment protocol. Nevertheless, many of these patients still die from the progression of their cancer because, among other reasons, they are not able to receive a high enough radiation dose to completely destroy their tumor without resulting in an unacceptable level of damage to surrounding healthy tissues. We believe that by mitigating these limitations, NBTXR3 may improve the survival rate and quality of life for cancer patients.
3 NBTXR3 and JNJ-1900 refer to the same product candidate. JNJ-1900 is the name assigned to it by Janssen Pharmaceutica NV Any references to “NBTXR3” or “JNJ-1900” should be understood as referring to the licensed product under the Janssen Agreement. See Item 4., “Our main licensing relationships”, “Janssen Agreement and Asia Licensing Agreement” for more information. Any reference to the “NANORAY-312” or “NANORAY” or “312” study should be understood as referring to the NANORAY-312 Phase III study (NCT04892173) for which transfer of sponsorship from Nanobiotix to J&J is ongoing within 2025 as announced in October 2024..
4Morris ZS, Harari PM. Interaction of radiation therapy with molecular targeted agents. J Clin Oncol. 2014 Sep 10;32(26):2886-93. doi: 10.1200/JCO.2014.55.1366. Epub 2014 Aug 11. PMID: 25113770; PMCID: PMC4152717.

Given NBTXR3’s potentially broad application across solid tumors and in order to bring our innovation to as many patients as broadly and as quickly as possible, we have engaged in strategic collaborations with large and reputable partners to expand development of the product candidate alongside clinical trials that Nanobiotix is conducting, as discussed in the section “NBTXR3 Development Pipeline” of this annual report. In 2018 we entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center (“MD Anderson”) to sponsor several Phase 1 and Phase 2 studies in the United States to evaluate NBTXR3 across tumor types and therapeutic combinations, with up to 312 patients expected to be enrolled across these clinical trials. In July 2023 we entered into the Janssen Agreement, a worldwide agreement for the development and commercialization of NBTXR3, excluding (at the time) the Asia Licensing Territory. In December 2023, the exclusive rights to develop and commercialize NBTXR3 in the Asia Licensing Territory were assigned by LianBio to Janssen, in accordance with the terms of the Asia Licensing Agreement.
NBTXR3’s characteristics have lead us to investigate its use in several tumor types including: head and neck, lung, pancreatic, esophageal, liver, prostate, soft tissue sarcoma and rectal. We have seen positive signals or evidence of activity and safety in all of these tumor types. We believe that the product is likely to aid with local control of solid tumors and as such we have initially focused on head and neck cancer in elderly patients who have few therapeutic options to achieve the local control that they need. In addition, we believe there are types of lung cancer where local control is important, and through our agreement with Janssen, we seek to serve these patients as well. In addition to specific tumor types we believe our data shows indications that NBTXR3 may also play a role combinations with immune oncology (I-O) therapeutics and we are developing the product in such combinations, specifically in anti-PD-1/L1 combination regimens in head and neck cancer that is recurrent and or metastatic. PD-1/L1 inhibitors are approved now in more than ten different solid tumors most of which are also eligible to be treated with radiation therapy.
We are building a comprehensive treatment franchise across head and neck cancers where radiotherapy alone or with immunotherapy is a part of the treatment protocol. It has been estimated that 74%5 of head and neck cancer patients will receive radiotherapy treatment, making this patient population a significant market opportunity for NBTXR3. Moreover, the Company believes this model can be replicated across any solid tumor indication treated by radiotherapy alone or with immunotherapy that can be injected with NBTXR3, further expanding the market opportunity of NBTXR3.
The second tumor type of focus is non small cell lung cancer (NSCLC), the largest subtype of lung cancers6. As part of the Janssen Agreement, Janssen launched, in May 2024, an initial Phase 2 study evaluating NBTXR3 for patients with stage III NSCLC. MD Anderson is also investigating NBTXR3’s use in NSCLC with the approach of re-irradiation allowing patients to receive radiation again in combination with NBTXR3.

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
Our strategy is to develop our three nanotechnology based platforms in sequence utilizing the first to achieve financial sustainability thus allowing us to increasingly invest in the second and third platforms. Our platforms:
•NBTXR3 (JNJ-1900), our potentially first in class radioenhancer designed to enhance radiation therapy
•Curadigm, our nanoprimer technology designed to enhance therapeutic index
•Oocuity, our platform designed to help central nervous system (CNS) based ailments
The Company has primarily focused on the development of NBTXR3, its potential first-in-class radioenhancer to treat a broad range of solid tumors. Based on its proprietary, physics-based properties and its administration via intratumoral injection, we believe that NBTXR3 could improve local control alone or in combination with other treatment modalities in any indication where radiotherapy is a part of the treatment regimen. Due to the potential immune priming effect we have observed subsequent to the physical tumor destruction caused by radiotherapy-activated (RT-activated) NBTXR3, we also believe that systemic treatment outcomes could be improved such as by expanding the benefits of immune checkpoint inhibitors to more patients. Ultimately, our aim is to integrate NBTXR3 into the treatment of solid tumor indications, starting with head and neck cancer, and then expanding to include multiple solid tumor indications, potentially materially improving the treatment of cancer for millions of patients around the world. The key elements of this strategy include:
•Complete the development of NBTXR3 for the treatment of locally advanced head and neck squamous cell carcinoma (HNSCC). Nanobiotix conducted a Phase 1 dose Escalation and dose Expansion trial, Study 102, in cisplatin-ineligible locally advanced HNSCC patients. Final data from the
5 Delaney, Barton. Clin Oncol (R Coll Radiol). 2015 Feb;27(2):70-76.
6 According to the American Cancer Society, in general, about 80% to 85% of lung cancers are NSCLC.

dose Expansion part showed a median Progression-Free Survival of 16.9 months and a median Overall Survival of 23.1 months in the Evaluable population. See “Our Clinical Programs—Locally advanced head and neck cancers—Phase 1 Expansion (“Study 102 Expansion”) Trial” below for information regarding final clinical results for Study 102. These results potentially strengthened the hypothesis of the ongoing registrational and global Phase 3 study, evaluating NBTXR3 for elderly patients with locally advanced HNSCC who are ineligible for platinum-based chemotherapy. This study, NANORAY-312, is enrolling patients in the US, Europe and Asia and aims to enroll up to 500 patients. See “Our Clinical Programs—Locally advanced head and neck cancers—Phase 3 Registration Trial (“NANORAY-312”)” in this Annual Report for information regarding our NANORAY-312 trial. In the United States, NBTXR3 was granted Fast Track designation from the FDA in February 2020 for the treatment of locally advanced head and neck cancers.
•Leverage I-O combination potential to advance treatment for patients with recurrent or metastatic (R/M) HNSCC that is resistant to prior immunotherapy. Nanobiotix is continuing to further develop a global I-O development program to explore the use of RT-activated NBTXR3 as a complement to immune checkpoint inhibitors across several solid tumor indications. In preclinical and clinical studies, RT-activated NBTXR3 followed by immune checkpoint inhibitors demonstrated potential to convert checkpoint inhibitor non-responders into responders, provide better local and systemic control and increase survival. Nanobiotix is conducting Study 1100, a Phase 1 multi-cohort trial of RT-activated NBTXR3 in combination with anti-PD-1 checkpoint inhibitors in patients with LRR or R/M HNSCC or with soft tissue, lung or liver metastases from any primary cancer eligible for anti-PD-1 therapy. Nanobiotix believes that preliminary clinical results suggest that NBTXR3 could benefit this patient population with the potential to increase the proportion of patients that respond to immune checkpoint inhibitors. See “Our Clinical Programs—I-O Program— R/M HNSCC and lung, liver or soft tissue metastases from any primary tumor— Multi-Cohort Phase 1 Trial (“Study 1100”)” below for information regarding Study 1100.
•Leverage strategic collaborations to advance NBTXR3 opportunities and establish a global development, regulatory and commercial plan for NBTXR3. In July 2023, Nanobiotix signed a worldwide licensing, co-development, and commercialization agreement with Janssen, excluding the Asia Territories licensed to LianBio, for NBTXR3. Following the assignment of this Agreement to Janssen from LianBio, effective on December 22, 2023, Janssen holds the development and commercialization rights provided for under the Asia Licensing Agreement for NBTXR3 in the Asia Licensing Territory. Beyond the near and long term cash and operational support the Janssen agreement brings to Nanobiotix, this deal aims to leverage the strengths of each organization: Nanobiotix contributes NBTXR3, focused development, manufacturing expertise and the Company’s innovation engine, while Janssen contributes its substantial development support, regulatory and commercial capabilities. Nanobiotix believes that this collaboration will accelerate the realization of NBTXR3 promise for patients in need.
•Expand the opportunity for NBTXR3 and build an effective development program in additional solid tumor indications. Nanobiotix believes that NBTXR3’s physical mode of action could make it broadly applicable across a multitude of solid tumor indications. In addition to head and neck cancers, NBTXR3 is expected to be developed for other indications, and has already gathered data from clinical trials in liver cancers in the EU, prostate cancer in the United States, and rectal cancer in Taiwan. In December 2018 Nanobiotix entered into a collaboration with MD Anderson as part of which five clinical trials are currently being conducted in the United States to evaluate RT-activated NBTXR3, either alone or in combination with immuno-therapies or chemotherapies, across several cancer types. In addition, following the Janssen Agreement, Janssen is fully responsible for an initial Phase 2 study evaluating NBTXR3 for patients with stage III NSCLC. It may develop additional new indication trials at its sole discretion. If the applicability of NBTXR3 to solid tumor cancers in its current and planned clinical trials is demonstrated, Nanobiotix believes that it would increase the addressable patient population of NBTXR3 to encompass a significant portion of the patients who receive radiotherapy as part of their solid tumor cancer treatment.
•Finally, the Company is pursuing development of its two platforms Curadigm and Oocuity as we strive to bring the benefits of nanotechnologically derived materials to help other medical conditions. These efforts are at an earlier stage than NBTXR3 and we believe have great potential to bring substantial benefits to the problems they are designed to address.

How NBTXR3 (JNJ-1900) addresses the challenges of radiotherapy and I-O
Current cancer treatment options and limitations
In general, there are four major cancer treatment modalities: surgery, radiotherapy, chemotherapy and targeted therapies (in which drugs target specific molecules of the tumor tissue). These treatments may be used individually or in combination with one another.

Surgery remains the primary method for the eradication of solid cancers that are discovered at an early stage. Surgery aims to remove not only the tumor, but also a ring of surrounding healthy tissues (referred to as the surgical margin), to try to ensure that all cancer cells are removed. Surgery may not be a viable option based on a patient’s health or the tumor stage. For example, when a patient’s cancer has spread, or metastasized, surgery alone is not effective even when it is technically possible. When surgery is an option, it can be sequenced with radiotherapy or chemotherapy. Radiation therapy, chemotherapy or other effective therapy such as checkpoint inhibitors can also precede the surgery with the benefit of reducing the tumor size and facilitate the surgery.
Radiotherapy is the administration of ionizing radiation, which are high-energy particles or rays such as X-rays, gamma rays, electron beams or protons, to destroy or damage cancer cells and block their ability to grow, divide and multiply. Radiotherapy is delivered over a period of several days to several weeks at a specific dose. Typically, patients receive a fraction of the dose per day. The duration and dosage of radiotherapy are based on the standard of care specific to the cancer being treated.
Radiotherapy is typically measured in gray (‘‘Gy’’), a unit of ionizing radiation dose with one Gy representing the absorption of one joule of energy per kilogram. In developed countries with access to radiotherapy, approximately 60%7 of all cancer patients will receive radiotherapy at least once, either alone or as a part of a more complex treatment protocol.
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
In addition, the I-O treatment approach has emerged as an option for cancer treatment. The I-O treatment approach is a relatively new approach to fighting cancer that does not only target the tumor, but also aims to stimulate and activate the patient’s own immune system more broadly, allowing it to recognize cancer cells and destroy them. I-O treatments have demonstrated efficacy broadly in the treatment of many types of cancer, including among others leukemia, melanoma, lung cancer, prostate cancer, skin cancer, cancer of the digestive system, gynecological cancers and renal cancer. However, not all patients may benefit from I-O therapy. I-O therapy may be ineffective when a patient’s tumor is “cold”, meaning that the cancer either has not been recognized by the immune system or has not provoked a strong enough response from the immune system. The challenge remains to find new ways to turn a cold tumor into a hot tumor—one that will be responsive to I-O treatment and other immune system based approaches.

NBTXR3 (JNJ-19008): Addressing the challenges of radiotherapy and I-O
NBTXR3, our potentially first in class radio-enhancer, has been designed to help address both of these challenges, the toxicity of radiotherapy and the difficulty of using I-O therapy against non-responsive or “cold” tumors. NBTXR3 either alone or in combination with other treatment approaches, is designed to enhance energy absorption in the tumor resulting in a localized enhanced efficacy of radiotherapy, but not in the surrounding healthy tissues, thus limiting radiotherapy toxicities.
Our research suggests that NBTXR3 plus radiotherapy may prime the immune response, thereby rendering otherwise cold tumors more prone to recognition by the patient’s immune system and therefore potentially more responsive to I-O treatments such as checkpoint inhibitors.

7 Morris ZS, Harari PM. Interaction of radiation therapy with molecular targeted agents. J Clin Oncol. 2014 Sep 10;32(26):2886-93. doi: 10.1200/JCO.2014.55.1366. Epub 2014 Aug 11. PMID: 25113770; PMCID: PMC4152717.
INTERNATIONAL ATOMIC ENERGY AGENCY, Radiotherapy in Cancer Care: Facing the Global Challenge, Non-serial Publications , IAEA, Vienna (2017)
8 NBTXR3 and JNJ-1900 refer to the same product candidate. JNJ-1900 is the name assigned to it by Janssen Pharmaceutica NV Any references to “NBTXR3” or “JNJ-1900” should be understood as referring to the licensed product under the Janssen Agreement. See Item 4., “Our main licensing relationships”, “Janssen Agreement and Asia Licensing Agreement” for more information. Any reference to the “NANORAY-312” or “NANORAY” or “312” study should be understood as referring to the NANORAY-312 Phase III study (NCT04892173) for which transfer of sponsorship from Nanobiotix to J&J is ongoing within 2025 as announced in October 2024..

Our NBTXR3 (JNJ-19009) technology
NBTXR3 was developed through our explorations of the potential for nanotechnologies to provide solutions to unmet therapeutic needs in oncology. It is a sterile aqueous suspension of crystalline hafnium oxide nanoparticles that is administered in a single procedure through a one-time image-guided local injection directly into the tumor prior to the course of radiotherapy. This single procedure, one-time injection is all that is needed for the entire course of radiotherapy. NBTXR3 can easily be incorporated into the current standard of care in radiotherapy. Hospitals and medical facilities where radiotherapy is delivered do not need any new equipment or to otherwise make significant capital investments in new technology in order to treat patients with NBTXR3.
The nanoparticles have a negatively-charged surface coating, which allows them to accumulate inside the tumor cells. When the injected tumor is subsequently treated with radiotherapy the particles interact with the radiation increasing the dose of energy absorbed and then delivered to the tumor, but without causing incremental damage to surrounding healthy tissues. We believe our NBTXR3 technology improves the benefit-risk ratio of radiotherapy for patients. Radiation treatment with NBTXR3 is designed to destroy the tumor completely or render it more operable such as by shrinking its size.
Radiotherapy
During radiotherapy, the interaction between the radiation and molecules in the targeted cell results in freeing electrons from the orbit of atoms (ionization). These free electrons dissipate their energy in multiple interactions with surrounding molecules, producing free radicals for example. These highly reactive free radicals have the capacity to break the covalent bonds of the molecules they interact with, including DNA, RNA, and proteins, causing damage in the cell in multiple ways, and ultimately help lead to cell death.
NBTXR3 (JNJ-1900)
At an average size of approximately 50 nanometers in diameter, our nanoparticles are directly injected into a malignant tumor prior to standard radiotherapy and can be internalized into the cell through endocytosis to function as radioenhancers. They have an inorganic core of crystallized hafnium oxide, which has a high electron density. The high electron density of the nanoparticles is essential for their effective interaction with radiation. Their physical and chemical properties do not by themselves cause incremental damage to surrounding healthy tissues.
The following image is a transmission electron micrograph of a cross-section slice of a cancer cell with nanoparticles after injection.
Clustered 50 nm nanoparticles in cytoplasm

Mechanism of Action of NBTXR3 (JNJ-1900) nanoparticles activated by radiotherapy (radioenhancement)
Principle
The mechanism of action (MoA) of NBTXR3 nanoparticles can be described as follows. Our nanoparticles remain inert until exposed to ionizing radiation, meaning they don’t produce free electrons and radicals on their own. When
9 NBTXR3 and JNJ-1900 refer to the same product candidate. JNJ-1900 is the name assigned to it by Janssen Pharmaceutica NV Any references to “NBTXR3” or “JNJ-1900” should be understood as referring to the licensed product under the Janssen Agreement. See Item 4., “Our main licensing relationships”, “Janssen Agreement and Asia Licensing Agreement” for more information. Any reference to the “NANORAY-312” or “NANORAY” or “312” study should be understood as referring to the NANORAY-312 Phase III study (NCT04892173) for which transfer of sponsorship from Nanobiotix to J&J is ongoing within 2025 as announced in October 2024..

exposed to radiation, the high electron density of the nanoparticles allows the treated cancer cells to absorb more energy compared to untreated cells where the energy is mainly absorbed by water molecules (which have a very low electron density). This increased energy absorption leads to the generation of more free electrons, which results in the creation of more free radicals, amplifying the destructive effect of the radiotherapy. These additional free radicals localized by the radiation-activated nanoparticles, generate a controlled concentration of energy within the tumor. Ionizing radiation can be applied to the nanoparticles repeatedly because they return to their inactive, inert state after each exposure to radiation. Multiple courses of radiotherapy can be administered to a tumor that has received a single injection of our nanoparticles.
The following illustration shows a representative increase in the radiation dose absorbed around the NBTXR3 nanoparticles administered into cancer cells vs the radiation dose without NBTXR3.

NBTXR3 (JNJ-1900) nanoparticles Amplifying the Effect of Radiation
Cell Damage and Immune Response
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
Preclinical studies have also demonstrated an increase in the expression of certain biological elements or biological pathways, known to be involved in the anti-tumor immune response, such as biomarkers of Immunogenic Cell Death (ICD), an increase in the immunopeptidome, and activation of the cGAS-STING pathway10.
In our preclinical studies and our early clinical data, treatment using radiation-activated nanoparticles has also been observed to trigger destruction of metastatic lesions11. Based on these observations, we believe that our nanoparticles may prime the body’s immune response, rendering tumors more prone to recognition by a patient’s immune system.
In the illustration below, NBTXR3 nanoparticles in the cell become activated by radiotherapy and cause destruction of cancer cells due to the high energy absorption by the nanoparticles and the release of that energy that causes damage as previously described. This results in both direct cell death and activation of dendritic cells. Once activated, the dendritic cells trigger lymphocyte activation (including cytotoxic T cells). This activation of lymphocytes has the effect of priming the immune system to be able to better recognize and kill cancer cells.

NBTXR3 nanoparticles enhance tumor cell destruction and activate immune system
10 Marill et al. (2019) Radiother Oncol.
11 Zhang et al. (2020) Int J Nanomedicine

The potential of NBTXR3 activated by radiotherapy to modulate the antitumor immune response supports the rationale for its use in combination with immune oncology treatments, in particular, checkpoint inhibitors.

NBTXR3 (JNJ-190012) Development Pipeline
The chart below highlights ongoing clinical trials, including those that are in Nanobiotix’s collaborations with Janssen or MD Anderson.

Our Clinical Programs
12 NBTXR3 and JNJ-1900 refer to the same product candidate. JNJ-1900 is the name assigned to it by Janssen Pharmaceutica NV Any references to “NBTXR3” or “JNJ-1900” should be understood as referring to the licensed product under the Janssen Agreement. See Item 4., “Our main licensing relationships”, “Janssen Agreement and Asia Licensing Agreement” for more information. Any reference to the “NANORAY-312” or “NANORAY” or “312” study should be understood as referring to the NANORAY-312 Phase III study (NCT04892173) for which transfer of sponsorship from Nanobiotix to J&J is ongoing within 2025 as announced in October 2024..

NBTXR3 (JNJ-190013) has been, and is currently being evaluated in several clinical trials worldwide in various cancer patient populations. Because of the very broad potential of NBTXR3 to help millions of patients suffering solid tumor malignancies, Nanobiotix has formed collaborations with industry and academic leaders to allow NBTXR3 to be brought to benefit as many patients as possible as quickly as possible. We have a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center to sponsor several Phase 1 and Phase 2 studies in the United States to evaluate NBTXR3 across tumor types (such as lung and pancreatic) and therapeutic combinations, including relatively newer treatment modalities such as proton therapy and reirradiation. In 2023 we entered into a worldwide agreement for the development and commercialization of NBTXR3 with Janssen (See — Our Collaboration Agreements). The clinical program detailed below is a collaborative effort between the Company at its licensee and collaborative partners. Nanobiotix is focused on head and neck cancers as it’s first priority. Janssen is fully responsible for an initial Phase 2 study evaluating NBTXR3 for patients with stage III lung cancer.

Locally advanced head and neck cancers
Background and opportunity
Squamous cell carcinoma of head and neck constitutes more than 95% of head and neck cancers and includes cancers of the oral cavity, hypopharynx, nasopharynx, oropharynx, lip, nasal cavity, and salivary glands. These structures play a critical role in a human’s ability to swallow, eat, breathe and speak. In 2022, according to estimates by the Global Cancer Observatory, part of the World Health Organization’s International Agency for Research on Cancer, around 947,211 new patients were diagnosed globally with head and neck cancer and 482,428 patients died from the cancer. The five-year survival rate for patients with oral and oropharyngeal cancer is estimated at 68% by the American Cancer Society. These cancers represent a major public health concern.
Cisplatin-based chemotherapy in combination with concomitant definitive radiation is the standard treatment for locally advanced head and neck cancers in both the United States and EU which cannot be resected or for patients who refuse surgery. However, it is often not an option for elderly or frail patients who are unable to endure the physical strain inherent in chemoradiation treatment. The alternative treatment to chemoradiation is cetuximab (a monoclonal antibody used as part of targeted cancer therapy) in combination with radiotherapy, but its efficacy is less well established in elderly patients. These patients are estimated to account for approximately 25% of patients with head and neck cancers. In data presented at the Multidisciplinary Head and Neck Cancers Symposium 2020, elderly patients treated with radiotherapy alone or radiotherapy in combination with cetuximab had a median PFS of 7.3 months. Elderly patients with locally advanced tumors who receive radiation only also generally have limited OS expectancy (median of 12 months following diagnosis14) and typically experience poor quality of life, as they have limited therapeutic options and a high unmet medical need and are largely underrepresented in existing clinical trials.
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
13 NBTXR3 and JNJ-1900 refer to the same product candidate. JNJ-1900 is the name assigned to it by Janssen Pharmaceutica NV Any references to “NBTXR3” or “JNJ-1900” should be understood as referring to the licensed product under the Janssen Agreement. See Item 4., “Our main licensing relationships”, “Janssen Agreement and Asia Licensing Agreement” for more information. Any reference to the “NANORAY-312” or “NANORAY” or “312” study should be understood as referring to the NANORAY-312 Phase III study (NCT04892173) for which transfer of sponsorship from Nanobiotix to J&J is ongoing within 2025 as announced in October 2024..
14Based on our review and sub-group analysis of scientific literature relating to head and neck cancers including Zumsteg ZS, et al. (2017), Amini et al. (2016), Bourhis et al. (2006), and Moye et al. (2015).

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
Phase 3 Registration Trial (“NANORAY-312”) - Janssen - (NCT04892173)
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
The primary endpoint of the study is progression free survival (PFS) and the key secondary endpoint is overall survival (OS). The study is designed to demonstrate superiority of RT-activated NBTXR3 over the control arm on PFS with a statistical power of 96% and on OS with a statistical power of 80% (hazard ratio of 0.692 and 0.75 for PFS and OS, respectively). The Hazard Ratio is a measure of the risk of a particular event occurrence in one group compared to another group, over time. A median PFS of 9 months and median OS of 12 months are expected in the control arm. In addition, time to loco-regional and distant progression, head and neck cancer specific survival outcomes, overall response rate, safety and quality of life will be evaluated as secondary endpoints.
A pre-specified interim efficacy analysis is planned after approximately 67% of planned PFS events (i.e., disease progression or death), and     after the last patient has been enrolled. The final analysis is planned after 424 PFS and 389 OS events. In the event of clinically meaningful PFS improvement (e.g. ≥ 6 months PFS difference) in the planned interim analysis with no detrimental OS effect having been observed, the Company has previously received communication from FDA that this could potentially allow for the application of Accelerated Approval of NBTXR3 in the United States for this indication.
NANORAY-312 will utilize four stratification factors: (i) Investigator’s choice (cetuximab addition or not), (ii) HPV status (HPV-positive oropharynx versus other), (iii) age-adjusted Charlson Comorbidity Index, or ACCI score at screening (2 to 3 versus ≥ 4) and (iv) region (North America & Western Europe versus Rest of World).
In February 2020, Nanobiotix received Fast Track designation from the FDA for NBTXR3 for the treatment of locally advanced head and neck cancers that are not eligible for platinum-based chemotherapy. Fast Track designation is a process designed to facilitate the development of and accelerate the review of treatments for serious conditions that have the potential to address unmet medical needs.
In October 2024 Nanobiotix and Janssen started to transfer the sponsorship of the NANORAY-312 study to Janssen. Transfer has completed in the United States and is currently ongoing in other geographies.
Phase 1 (“Study 102”) Dose-Escalation/Dose-Expansion Trial - (NCT01946867)
We conducted a Phase 1, dose escalation and dose expansion clinical trial of NBTXR3 activated by intensity-modulated radiation therapy in patients with locally advanced head and neck cancer (LA-HNSCC) (patients with locally advanced squamous cell carcinoma of the oral cavity or oropharynx) who are ineligible for cisplatin or intolerant to cetuximab. The primary endpoint of dose escalation was to evaluate the safety of NBTXR3 and determine the recommended Phase 2 dose (RP2D) of RT-activated NBTXR3. The primary endpoints of dose expansion were to confirm that the recommended dose is safe and to obtain preliminary evidence of efficacy by observing the objective response rate and complete response rate of the NBTXR3-injected lesion by imaging according to RECIST 1.1.
The secondary endpoints of both parts were to evaluate the safety and tolerability of NBTXR3, to evaluate the overall response rate and the complete response rate (based on RECIST 1.1) of injected (target) and non-injected lesions (non-target), to evaluate the local progression and PFS, assess the feasibility of local administration by intratumoral injection of NBTXR3. Overall Survival was also planned to be analyzed.
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

N.B.: Early-stage results, including anecdotal reports of patient responses, are not necessarily predictive of later-stage clinical outcomes. There is no assurance that NBTXR3 will demonstrate efficacy in future trials.
Preliminary efficacy and safety results showed that NBTXR3 was well tolerated and the recommended dose was established as equivalent to 22% of tumor volume. Preliminary results included no observed serious side effects or serious adverse events related to NBTXR3, and feasibility of injection at all dose levels with no leakage to surrounding healthy tissues.
Study 102 Expansion Part
The expansion part of Study 102 was completed in February 2023 and the final safety and efficacy results were presented at the 65th Annual Meeting of the American Society for Radiation Oncology (ASTRO) in October 2023. A total of 56 patients were treated at the recommended dose of 22% of tumor volume established in the escalation part.
The main characteristics of the population at study entry were: advanced age (61% aged ≥ 70) and a high burden of comorbidity as measured by the age-adjusted Charlson Comorbidity Index (ACCI) as 67% had ACCI scores of ≥415. The main tumor characteristics were: oral cavity tumor location (which is associated with poorer outcomes) in 45% of patients and oropharyngeal cancer with positive HPV-16 status (which is considered a positive prognostic factor in this cancer) in only 26% of patients.
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

Treatment-emergent adverse events

15 ACCI ≥ 4 is correlated with lower OS in LA-HNSCC (Zumsteg et al. Cancer vol. 123,8 (2017)) and reported in ~20-30% of patients with LA-HNSCC in literature (Göllnitz, Irene et al. Cancer medicine vol. 5,11 (2016)).

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
Importantly, the median duration of response in NBTXR3-injected lesions was not reached by the end of the study, compared to a median duration of response of 12.4 months in all lesions, suggesting durable antitumor activity from RT-activated NBTXR3. Interestingly, it has been demonstrated that usually, in patients treated with standard of care regimens such as chemoradiation, that regional recurrence occurred at the sites of gross disease most often and regional nodal failure are isolated cases16. This is the opposite pattern of failure compared to what was seen in Study 102. This change in the pattern of recurrence we observed may be driven by the presence and effect of NBTXR3 in the injected tumor as both injected and non-injected lesions (i.e., involved lymph nodes) are treated with the same dose of radiotherapy.

Waterfall Plot of Patient’s Best Overall Response Based on Investigator Assessment
Measurement of tumor change as per RECIST 1.1 (n=44)
At the final readout, an independent review committee determined a median Progression-Free Survival (mPFS) of 16.9 months in the Evaluable population. Median Overall Survival (mOS) in the Evaluable population was 23.1 months.
In the All treated population, mPFS (11.4 months) and mOS (18.1 months) were prolonged compared with historical data (PFS ~9 months; OS ~12 months17) despite the negative prognostic factors (aged ≥ 70, ACCI ≥ 4, oropharyngeal cancer with negative HPV-16 status, and oral cavity tumor) observed in this population.
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
16 Leeman et al. Jama Oncology 2017
17 Historical OS based on: Moye et al. Oncologist (2015). Historical PFS based on: Moye et al. Oncologist (2015); Amini A, et al. Cancer (2016); and Shia et al. Cancers (2020). This historical literature is presented solely to illustrate the current market opportunity arising from existing application of the standard treatment—radiation treatment alone—for elderly patients with locally advanced head and neck cancers. Because of the unique design of such studies applied to specific patient populations, no comparison with any of our clinical trials is possible and none should be inferred from this background data.

Kaplan Meier Curve of Overall Survival (OS) (n=44)

Lung cancer (each of Janssen and MD Anderson as sponsors of the respective trials)
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
Phase 2 Trial - Janssen (“CONVERGE”) - NCT06667908
CONVERGE is an open-label, randomized Phase 2 study, evaluating NBTXR3 for the treatment of patients with stage III, unresectable non-small cell lung cancer. In the study, all patients will receive standard of care chemoradiation followed by consolidation anti-PD-L1 therapy (durvalumab) and in the experimental arm, patients will receive NBTXR3 in addition. The study will enroll up to 130 patients. The first patient was dosed in January 2025. The primary endpoint is the Objective Response Rate (ORR) while secondary endpoints include safety, Progression-Free Survival (PFS), Disease Control Rate (DCR) and Duration of Response (DoR).
CONVERGE is sponsored by Janssen as part of the Janssen Agreement.
Phase 1 Trial - MD Anderson (“Study 2020-0123”) - NCT04505267
This trial is an open-label, two-cohort, prospective Phase 1 study of reirradiation in patients with inoperable locoregional recurrent NSCLC. Patients generally only receive a single course of radiotherapy due to toxicity limitations associated with subsequent courses of radiotherapy. This trial aims to evaluate NBTXR3 feasibility and safety in NSCLC patients receiving a second lower-than-standard-dose of radiation (IMRT), called reirradiation.
The trial consists of two parts: (i) a reirradiation therapy safety lead-in (cohort 1), and RT-activated NBTXR3 therapy dose-escalation to determine the RP2D (cohort 2), and (ii) dose-expansion at RP2D with toxicity monitoring.

The patient population includes adults (age ≥ 18) with inoperable LRR NSCLC stage IA to IIIC that are radiographically non-metastatic at screening and have previously received definitive radiation therapy.
The dose escalation part, which explored two dose levels (22% and 33% of baseline gross tumor volume), has been completed and the RP2D has been established. The injection was deemed feasible and a favorable safety profile was observed. The expansion part of the study, further evaluating safety and early signals of efficacy, is ongoing.

I-O Program— R/M HNSCC and lung, liver or soft tissue metastases from any primary tumor

Background and opportunity
In recent years, significant attention has been focused on the potential of Immuno-Oncology (I-O) treatments to treat cancer patients, and in particular, the potential use of the first checkpoint inhibitors anti-CTLA4 (ipilimumab) and anti-PD-1/L1 (such as pembrolizumab, nivolumab, durvalumab, or atezolizumab). Checkpoint inhibitors are a type of immunotherapy that function to block proteins that stop the immune system from attacking cancer cells. In doing so, they enable a patient’s T cells to recognize cancer cells that would otherwise be hidden from the immune system. However, many cancers, which are often referred to as “cold” tumors, exhibit little or no response to checkpoint inhibition.
Cancer immunotherapy is becoming a major treatment paradigm for a variety of cancers. Although immunotherapy, especially the use of immune checkpoint inhibitors, has achieved clinical success, most cancer patients are resistance to I-O treatments. In fact, published scientific data shows that only 15%-20% of non-small cell lung cancer patients and 13%-22% of head and neck squamous cell carcinoma patients respond to immune checkpoint inhibitors18.
Recently, significant interest has been focused on the possibility of achieving better outcomes across cancers using various I-O treatments in combination or alone. The figures below show data from a non-exhaustive selection of published scientific literature relating to clinical trials evaluating anti-PD-1 in first, second or further line of treatment of HNSCC patients.
Outlook of PFS in HNSCC Trials
(Literature Data)
Note: This foregoing historical data survey is presented solely to illustrate the current market opportunity arising from existing application of available I-O treatments for head and neck cancer patients. Because of the unique design of such studies applied to specific patient populations, no comparison with any of our clinical trials is possible and none should be inferred from this background data.
Supporting Rationale for I-O Combination Treatment Approach
We believe that RT-activated NBTXR3 followed by immune checkpoint inhibitors has the potential to improve the therapeutic response to I-O treatments by converting checkpoint inhibitor non-responders into responders, re-sensitizing patients who have previously responded to I-O therapy and enhancing the response in those who are supposed to benefit from the I-O treatment. This investigational treatment combination is being explored in multiple settings.
Our preclinical and early clinical trial results suggest that RT-activated NBTXR3 may stimulate an immune response, thereby rendering otherwise “cold” tumors “hot;” that is, making the tumors more prone to recognition by the patient’s immune system and therefore more responsive to I-O treatments such as checkpoint inhibitors.
18 Burtness B, Harrington KJ, Greil R, Soulières D, Tahara M, de Castro G, Jr., et al. Pembrolizumab alone or with chemotherapy versus cetuximab with chemotherapy for recurrent or metastatic squamous cell carcinoma of the head and neck (KEYNOTE-048): a randomised, open-label, phase 3 study. The Lancet. 2019;394(10212):1915-28.; Ferris RL, Blumenschein G, Fayette J, Guigay J, Colevas AD, Licitra L, et al. Nivolumab for Recurrent Squamous-Cell Carcinoma of the Head and Neck. New England Journal of Medicine. 2016;375(19):1856-67.; and Garon EB, Hellmann MD, Rizvi NA, Carcereny E, Leighl NB, Ahn MJ, et al. Five-Year Overall Survival for Patients With Advanced Non‒Small-Cell Lung Cancer Treated With Pembrolizumab: Results From the Phase I KEYNOTE-001 Study. J Clin Oncol. 2019;37(28):2518-27.

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
Multi-Cohort Phase 1 Trial (“Study 1100”)
We are conducting a Phase 1 prospective, multi-center, open-label, non-randomized clinical trial evaluating the safety and efficacy of NBTXR3 activated by stereotactic body radiation therapy (SBRT a type of radiotherapy, that delivers high doses via fractions to a single tumor) followed by anti-PD-1 checkpoint inhibitors (nivolumab or pembrolizumab), as a second line or later therapy. The trial has a dose escalation part followed by dose expansion. The dose escalation part of the trial included three populations of patients naive or resistant to anti-PD1:
•Patients with locoregional recurrent (LRR) or recurrent or metastatic (R/M) head and neck squamous cell carcinoma (HNSCC) amenable to irradiation of the head and neck field (“HNSCC Cohort”),
•Lung metastases from any primary cancer eligible for anti-PD-1 therapy (“Lung Cohort”), or
•Liver metastases from any primary cancer eligible for anti-PD-1 therapy (“Liver Cohort”).
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
The trial’s main objective is to determine the safety profile and recommended Phase 2 dose of RT-activated NBTXR3 in combination with an anti-PD-1. Secondary endpoints include efficacy evaluation. The dose expansion trial is ongoing and we intend to enroll a total of approximately 145 evaluable patients in the United States.
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
Study 1100 Escalation Part
As of the cut-off date August 22, 2022, there were 28 patients evaluable for safety and 21 patients evaluable for early signs of efficacy. The treatment was feasible and well-tolerated, irrespective of injection site. The safety profile was consistent with that expected from patients treated with SBRT followed by anti-PD-1 immune checkpoint inhibitors.
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
Because of this and additional preclinical data, there is potentially a signal in these data indicating that the NBTXR3 containing treatment regimen followed by I-O therapy played a role in generating responses in previously resistant patients, but these are early and require added study to more firmly establish their meaning. The dose expansion part of the study is ongoing in the U.S.
NB: Early-stage results, including anecdotal reports of patient responses, are not necessarily predictive of later-stage clinical outcomes. There is no assurance that NBTXR3 will demonstrate similar responses in this or future trials.
Study 1100 Escalation and Expansion Parts
In June 2024, new data on from cohort 1 (R/M HNSCC patients resistant to prior anti-PD-1 therapy, “Resistant patients”) and cohort 2 (R/M HNSCC patients naïve to anti-PD-1 therapy, “Naïve patients”), treated with RT-activated NBTXR3 followed by anti-PD-1, were presented at the annual meeting of the American Society for Clinical Oncology (ASCO). As of the cut-off date of April 17, 2024, 68 patients were evaluable for safety (33 Naïve patients and 35 Resistant patients) and 50 patients were evaluable for efficacy (25 Naïve patients and 25 Resistant patients).
NBTXR3 injection followed by standard RT and anti-PD-1 therapy was feasible and well tolerated in the 68 patients, consistent with prior findings.
The patients were highly pre-treated patients with heavy tumor burden. In Naïve patients, 24% of patients had 4+ lesions; 66% had 2+ lesions. In Resistant patients, 58% of patients had 4+ lesions; 78% had 2+ lesions.
In Naïve patients evaluable for efficacy (n=25), the Objective Response Rate (ORR) was 48.0% and the Disease Control Rate (DCR) was 76.0% as per RECIST 1.1. In Resistant patients evaluable for efficacy (n=25), the ORR was 28.0% and the DCR was 68.0% as per RECIST 1.1; while 83% of Resistant patients entered the study after having been recorded in progression in their last treatment line.
Response in All Target Lesions in Resistant and Naïve Populations

In Naïve patients (n=33), the data showed a median Progression-Free Survival (mPFS) of 7.3 months and a median Overall Survival (mOS) of 26.2 months19.
PFS and OS in Naïve patients
In Resistant patients (n=35), the data showed a mPFS of 4.2 months and a mOS of 7.8 months. In this population, the OS from the first ICI treatment start date (OS2) was measured (n=31 as 4 patients had missing data for prior treatment); the data showed a median OS2 of 31.8 months.
PFS and OS in Resistant patients
OS2 in Resistant patients
19 The OS of Naïve patients was evaluated in 32 patients due to ongoing query related to survival data for 1 patient: censored at T = 0 month.

OS2: Overall Survival From First ICI Treatment Start Date

*All treated population – Resistant Patients (N=31)**

median = 31.8 [16.7 ; 44.9] months
OS2
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45 48 51 54 57 60 63 66 69 72 75 78 81 84
Time from first ICI treatment start date (Months)

Number at risk (censoring)

31(0) 31(0) 30(0) 29(0) 24(1) 20(1) 18(1) 16(1) 14(1) 10(3) 10(0) 6(2) 5(0) 5(0) 4(0) 3(0) 3(0) 2(1) 1(0) 1(0) 1(0) 1(0) 1(0) 1(0) 1(0) 1(0) 1(0) 1(0) 0(1)

**4 patients have missing data for prior treatment*

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
Phase 1 Trial - MD Anderson (“Study 2019-1001”)
This MD Anderson led trial is an open-label, single-arm, prospective Phase 1 study examining the use of RT-activated NBTXR3 in LAPC and BRPC patients after receiving chemotherapy. It consisted of two parts: (i) dose-escalation to determine the RP2D and (ii) expansion at RP2D. The objectives of the study are the determination of the incidence of dose-limiting toxicity, the maximum tolerated dose and determination of an RP2D. Although the study was not designed to evaluate conversion of patients to be surgically addressable, it is an exploratory endpoint.
The patient population includes adults (age ≥ 18 years) with BRPC or LAPC that are radiographically non-metastatic at screening, having received between two to six months of chemotherapy prior to trial enrollment and that have not previously received radiation therapy or surgery for pancreatic cancer.
In December 2024, Nanobiotix announced the completion of the Phase 1 study. The dose escalation part achieved its primary objective, establishing the RP2D at 42% of gross tumor volume (one patient was injected at the dose level one — 33% of gross tumor volume, and nine patients at dose level two — 42% of gross tumor volume), and it showed tolerable safety and promising early signs of anti-tumor activity. The expansion part has enrolled 12 additional patients injected at the RP2D.
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
Updated results were presented at the 2023 Annual Congress of the European Society for Medical Oncology (ESMO). The data showed a 23 months median Overall Survival (mOS) observed in the 15 patients treated with cytotoxic chemotherapy followed by RT-activated NBTXR3. After the completion of the study, this mOS of 23 months was confirmed by the investigators in the 22 patients (20 with LAPC and 2 with BRPC). Interestingly, a review of a historical control dataset from the same center as this Phase 1 (a MD Anderson cancer center) in 243 patients with LAPC showed an mOS of 19.2 months in 144 patients who received cytotoxic chemotherapy followed by radiotherapy with or without concurrent or maintenance chemotherapy (80% received radiotherapy with concurrent chemotherapy). In addition, the preliminary data presented at the ESMO congress showed a normalization of the biomarker CA19-9, a surrogate indicator for longer survival, in 42% of patients who had elevated levels at diagnosis (n=12). Comparatively, the previously mentioned historical data have shown a normalization of CA19-9 in approximately 17% of patients treated with the standard of care who had elevated CA19-9 levels at diagnosis (n=183).

Kaplan Meier Curve of the Overall Survival (n=15)

Median OS 23 months
Surviving
1.0
0.8
0.6
0.4
0.2
0
10
15
20
25
30
35
Time (months)

Following these results from the study, MD Anderson submitted and received US FDA clearance for a new, additional study cohort evaluating the combination of NBTXR3 and standard-of-care concurrent chemoradiation. The new cohort has launched, and recruitment is ongoing.

Esophageal cancer (MD Anderson acting as sponsor of this trial)
Background and opportunity
Esophageal cancer is a malignancy with high incidence and mortality, and the overall prognosis is poor. The numbers of cases of and deaths from esophageal cancer have risen rapidly in recent decades. The WHO estimates that, in 2022, 511,054 new esophageal cancer cases have been diagnosed and that this disease has caused 445,391 deaths. The five-year relative survival rate for esophageal cancer at all stages is 22% according to the American Cancer Society.
Phase 1 Trial - MD Anderson (“Study 2020-0122”)
This trial is an open-label, single-arm, Phase 1 study evaluating the combination of NBTXR3 with chemoradiation in esophageal cancer patients. It consists of two parts: (i) a does-escalation part to determine the safety profile and the RP2D, and (ii) a dose-expansion part to assess early signs of anti-tumor activity at RP2D with a continued toxicity monitoring.
The patient population includes adults (age > 18 years) with stage II-III adenocarcinoma of the esophagus that are treatment naïve and radiographically non-metastatic at screening. Up to 30 subjects will be enrolled, including up to 9 subjects for the dose-finding part with photon therapy and up to 9 subjects for the dose-finding part with proton therapy. 12 additional subjects will be enrolled for the RP2D expansion.
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
Phase 1/2 trial (“Study 103”)
We completed Phase 1 of a Phase 1/2 clinical trial to evaluate the use of NBTXR3 activated by SBRT in liver cancers. The Phase 1 dose escalation part of the study was conducted at six sites in the EU. For this part of the trial we recruited 23 patients, divided in two subgroups: patients with hepatocellular carcinoma (HCC, primary liver cancer), and patients with liver metastases (secondary liver cancer ).
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

The primary endpoint of the Phase 2/3 trial was an increase in the pathological complete response rate (defined as less than 5% of residual viable cancer cells in the tumor) of intratumoral injection of NBTXR3 activated by external beam radiation therapy (EBRT), as compared with EBRT alone. The secondary endpoints were to evaluate the safety profile of RT-activated NBTXR3 and compare the rate of tumor surgery with R0 margins (meaning no remaining cancer cells could be seen microscopically within a widely accepted margin after resection), the percentage of tumor necrosis/infarction, limb amputation rates and tumor response as measured by RECIST 1.1.
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

The Curadigm Platform
Beyond NBTXR3, Nanobiotix is also evaluating several additional potential development programs in nanomedicine. In July 2019, the Curadigm Platform was formed with the mission of leveraging Nanobiotix’s expertise and know-how beyond oncology to expand treatment benefits across multiple therapeutic classes by increasing drug bioavailability while decreasing unintended off-target effects, specifically liver toxicity.
For most therapeutics today, only a small portion of the medicine administered is effective. After injection, the dose moves through a patient’s circulatory system within the blood. While a small portion reaches the targeted tissue, the remainder is either cleared from the body or accumulates—potentially with toxic effect—in organs such as the liver or spleen.
Leveraging our deep expertise in nanotechnology, Curadigm is developing its product focused nanoprimer platform to transform drug development. Our nanoprimers are designed to prime the body to receive treatment. Injected intravenously prior to a therapeutic, our nanoprimers have been designed with specific physico-chemical properties that allow it to transiently occupy the liver cells responsible for therapeutic clearance. By preventing the liver clearance, the nanoprimers are intended to increase the blood bioavailability and subsequent accumulation of therapeutics in the targeted tissues, thereby increasing therapeutic action.
We believe that the Curadigm technology could have broad implications across the healthcare system by increasing the efficacy of therapeutics at their current dose or lowering the necessary dose in order to decrease toxicity and cost, thus allowing for novel therapeutic approaches. Preclinical in vivo data evaluating Curadigm’s concept has been generated combining the nanoprimers with different therapeutic agent families such as small molecules and nucleic acids and has been published in scientific journals.
As our nanoprimers are a combination product candidate that does not alter or modify the therapeutic it is paired with, we expect that Curadigm will continue to seek partnerships across drug classes. To support the development of its platform, Curadigm may pursue partnership and collaboration arrangements, and/or licensing opportunities.

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

Manufacturing
We contract the production of NBTXR3 (JNJ-190020) to high-precision manufacturing partners. Our contracts with these contract manufacturing organizations generally provide that the manufacturing partner may not transfer its rights or sub-contract any of the services covered. The manufacturing partners are required to perform their obligations in accordance with international professional standards, including the Good Manufacturing Practices guidelines issued by the International Council for Harmonization.
In November 2017, we opened a facility to expand our manufacturing capabilities, increase production capacity of NBTXR3 for our clinical trial needs. This facility is located in the Villejuif BioPark, a scientific research and innovation center just outside of Paris, France. In 2024, based on the exclusive license agreement executed with Janssen Pharmaceutica NV, the latter began replication of Nanobiotix manufacturing processes to equip Janssen to produce NBTXR3. This manufacturing strategy aims to ensure the production capacity for current and potential future clinical trials, and afterwards including potential commercial production. The production activities at Nanobiotix facilities remain ongoing.
Commercialization
We have not developed commercial infrastructure in either the United States or the EU. Furthermore, in July 2023 we entered into the Janssen Agreement which includes the exclusive right for Janssen to commercialize worldwide NBTXR3 (JNJ-1900).
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
Approximately 60% of all cancer patients undergo radiotherapy at some point during their course of treatment21. Current research in radiotherapy focuses primarily on (1) methods to increase sensitivity of tumors to radiation and (2) methods to protect healthy tissues from radiation. In addition, many researchers believe that radiotherapy can enhance the body’s immune response, thereby making a previously unsusceptible tumor susceptible to treatment.
Companies that are developing treatments to increase sensitivities of tumors to radiation and other sources of energy include, but are not limited to, MagForce AG, NH TherAguix, Nanospectra Biosciences, Inc., RiMO Therapeutics and Coordination Pharmaceuticals, Inc. Like us, these companies are pursuing various technologies that involve the delivery of a substance to a tumor that works to destroy the tumor cells without causing additional damage to surrounding healthy tissues. Any product candidates that we or they develop and commercialize may compete with existing therapies, as well as new therapies that may become available in the future, including therapies with a mode of action similar to that of NBTXR3 (JNJ-1900).
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
20 NBTXR3 and JNJ-1900 refer to the same product candidate. JNJ-1900 is the name assigned to it by Janssen Pharmaceutica NV Any references to “NBTXR3” or “JNJ-1900” should be understood as referring to the licensed product under the Janssen Agreement. See Item 4., “Our main licensing relationships”, “Janssen Agreement and Asia Licensing Agreement” for more information. Any reference to the “NANORAY-312” or “NANORAY” or “312” study should be understood as referring to the NANORAY-312 Phase III study (NCT04892173) for which transfer of sponsorship from Nanobiotix to J&J is ongoing within 2025 as announced in October 2024..
21 Morris ZS, Harari PM. Interaction of radiation therapy with molecular targeted agents. J Clin Oncol. 2014 Sep 10;32(26):2886-93. doi: 10.1200/JCO.2014.55.1366. Epub 2014 Aug 11. PMID: 25113770; PMCID: PMC4152717.
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
Intellectual Property
We are innovators in physic-based nanotechnology for patients with cancer and other major diseases. We rely on a combination of patent, trademark, copyright, and trade secret laws in the United States and other jurisdictions to protect our intellectual property rights. No single patent or trademark is material to our business as a whole.
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

		2031	United States **
		2030	Canada, China, Europe (6 countries and 5 countries in divisional), Israel, India, Japan, Mexico, United States (parent + divisional), Hong Kong, Thailand **
		2032	Europe (6 countries), Japan
		2035	United States
		2032	Australia, Canada, China, Eurasia (1 country), Europe (10 countries), Israel, India, Japan, South Korea, Mexico, New Zealand, Singapore, Ukraine, South Africa **
		2035	United States
††		2034
Australia, Canada, China, Europe (36 countries), Indonesia, Japan, Mexico, New Zealand (parent + divisional), Israel, Ukraine, United States (parent + divisional), Eurasia (1 country), Hong Kong, South Africa, Singapore, South Korea (parent + divisional) **

		2034	Canada, China, Europe (9 countries), India, Israel, Japan, Mexico, Singapore, Hong Kong, South Korea **
		2034	Japan, United States, Europe (validated in 7 countries)
		2034	United States, Japan **

Technology	Number of patent families	Expiration date for each patent family	Countries in which patents are issued
†††		2036	Indonesia, Israel, Japan, Australia (parent and divisional), S. Korea, United States, Ukraine, Eurasia (3 countries), New Zealand **
		2041	**
		2041	**
Other technologies	13	2034 2035	Australia, Canada, Eurasia (1 country), Israel, India, Indonesia, Mexico, South Korea, Japan, New Zealand, Ukraine, United States (divisional), Singapore, South Africa, **, # United states (parent) #
		2035 2036	Europe (23 countries), Japan, United States (parent), # United States (divisional),#
		2035	Japan, Europe (validated in 23 countries), United States (parent), **, #
		2035	Japan, United States (parent and divisional), **, #
		2035	Australia, Brazil, Canada, Europe (25 countries), India, Japan, Mexico, New Zealand, S. Korea, Ukraine, United States, Singapore, Israel, **, #
		2037	Eurasia (countries to be validated), Israel, India,Indonesia, New Zealand, United States (parent and divisional), S. Korea (parent + divisional) Mexico, **
		2037 2038	Israel (parent + divisional), Mexico, Singapore ** United States
		2037 2038	Indonesia, Israel, Mexico, Singapore, Ukraine, ** United States,
		2038 2039	Australia, Israel, Europe (14 countries) Hong Kong, Japan, Mexico, Russia, S. Korea, South Africa, Ukraine ** United States,
		2037 2038	Australia, Europe (14 cournties), Hong Kong, Israel, Japan, S. Korea, Ukraine, Mexico, Russia,South Africa, ** United States
		2043	**
		2041	**
		2043	**
		2043	**
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
Our main licensing relationships

Janssen Agreement and Asia Licensing Agreement
In July 2023, we entered into the Janssen Agreement, a worldwide agreement for the co-development and commercialization of NBTXR3, excluding the Asia Licensing Territory. In December 2023, the exclusive rights to develop and commercialize NBTXR3 in the Asia Licensing Territory were assigned by LianBio to Janssen, in accordance with the terms of the Asia Licensing Agreement. Accordingly, (i) pursuant to the terms of the Janssen Agreement, Janssen has been granted worldwide development and commercialization rights for NBTXR3, excluding the Asia Licensing Territory, and (ii) following the December 22, 2023 assignment of the Asia Licensing Agreement to Janssen from LianBio, Janssen holds the development and commercialization rights provided for under the Asia Licensing Agreement for NBTXR3 in the Asia Licensing Territory.
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

The Company will retain and maintain the INDs in respect of, and act as study sponsor for, the Company’s ongoing head and neck study, subject to Janssen’s right to assume responsibility for the study at any time.Janssen may also request, at any time, to perform activities in support of the ongoing head and neck study in coordination with the Company. With respect to the studies being conducted pursuant to the MD Anderson Agreement and other ongoing studies, MD Anderson or the Company, as applicable, will continue to conduct such studies at their sole cost and expense or as otherwise provided in the MD Anderson Agreement.

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

Janssen may, itself or through its affiliates or third party contractors, manufacture NBTXR3 and or the NBTXR3 active pharmaceutical ingredient. Janssen may satisfy all of its supply requirements at any time from any such alternative supply sources rather than from the Company. According to Janssen’s request in connection with such an assumption of manufacturing, the Company is conducting a technology transfer to Janssen or its designee of the manufacturing processes.

Exploitation outside the Janssen Territory
In December 2023, the exclusive rights to develop and commercialize NBTXR3 in the Asia Licensing Territory were assigned by LianBio to Janssen. Accordingly, (i) pursuant to the terms of the Janssen Agreement, Janssen has been granted worldwide development and commercialization rights for NBTXR3, excluding the Asia Licensing Territory, and (ii) following the assignment of the Asia Licensing Agreement to Janssen from LianBio only for the period from December 22, 2023 thereafter, Janssen holds the development and commercialization rights provided for under the Asia Licensing Agreement for NBTXR3 in the Asia Licensing Territory, including corresponding obligations as further described in the section “Asia Licensing Agreement” below.
Financial Terms

As consideration for entering into the Janssen Agreement, the Company received a non-refundable upfront payment from Janssen of $30.0 million in August 2023.

The Company is eligible for success-based payments of up to $1.7 billion in the aggregate (after giving effect to Amendment No. 1 to the Janssen Agreement), relating to potential development, regulatory, and sales milestones. The Janssen Agreement also includes a framework for additional success-based potential development and regulatory milestone payments of up to $650 million, in the aggregate, across five new indications that may be developed by Janssen at its sole discretion, and of up to $220 million, in the aggregate, per indication that may be developed by the Company in alignment with Janssen. As of December 31, 2023, the Company achieved operational requirements in NANORAY-312, resulting in an initial $20 million milestone payment from Janssen in early May 2024.

Following commercialization, the Company is eligible to receive tiered double-digit royalties on net sales of NBTXR3 in the Janssen Agreement Territory, subject to downward adjustment based on customary country-by-country competition- and intellectual property-related triggers.

Royalties will be payable on a product-by-product and country-by-country basis until the latest of (i) the expiration of the last royalty-bearing claim with respect to such Licensed Product in such country, (ii) the expiration of regulatory exclusivity for such Licensed Product in such country, or (iii) the twelve-year anniversary following the first commercial sale of the Licensed Product in such country, subject to additional extension of such period potentially applicable according to the Janssen Agreement. Upon the expiration of the royalty term with respect to a Licensed Product in a given country, Janssen shall be granted a fully-paid up, royalty-free, perpetual and irrevocable in such country.

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

Assignment and Assumption Agreement

As permitted under the Janssen Agreement, the Company entered into an Assignment and Assumption Agreement with Johnson & Johnson Enterprise Innovation, Inc (“JJEI”) and Janssen,(the “Janssen AAA”) effective as of October 28, 2024 (the “Janssen AAA Effective Date”).

Transfer of Sponsorship
In preparation for potential regulatory submission in the event of positive trial results, Nanobiotix and Janssen aligned at the JSC to transfer the global sponsorship of the Phase 3 pivotal head and neck cancer trial.
Transfer of the sponsorship of this study was effective in the United States the day following the Janssen AAA Effective Date while the process of transferring the remaining global regions is ongoing.
Pursuant to the Janssen AAA, all agreements entered into by the Company and each vendor related to the support or implementation of the NANORAY-312 clinical trial and listed in the Janssen AAA were assigned to JJDC as of the Effective Date, including all rights, title and interest.
Janssen may also request, at any time, to perform activities in support of the ongoing head and neck study in coordination with the Company. Nanobiotix will continue to support Janssen in execution of NANORAY-312 during and following the sponsorship transfer.
The compensation and the dispute resolution provision of Janssen Agreement apply to the Janssen AAA.
Indemnification
The Company has agreed to indemnify JJEI as assignee against third-party claims, liabilities, obligations, and damages relating to events or facts arising under the assigned agreements prior to the Janssen AAA Effective Date and JJEI has agreed to indemnify the Company as assignor against third-party claims, liabilities, obligations, and damages relating to events or facts arising under the assigned agreements after to the Janssen AAA Effective Date.
Transition Services Agreement
Contract overview

The transition services agreement dated October 28, 2024, between JJEI and Nanobiotix (the “Janssen TSA”) outlines the services to be performed by Nanobiotix to Janssen for supporting the transfer of global regulatory sponsorship of the clinical trial NANORAY-312 to Janssen. Services will be provided in compliance with applicable laws and industry standards.

The compensation, dispute resolution, intellectual property and confidentiality provisions of the Janssen Agreement apply to the Janssen TSA.

Nanobiotix and Janssen have agreed to provide customary indemnification to one another for claims relating to their respective obligations under the Janssen TSA.

Amendment No. 1 to the Janssen Agreement

The amendment to the Janssen Agreement (“Amendment n°1 to the Janssen Agreement”) executed by and between Nanobiotix and Janssen on March 17, 2025 removes Nanobiotix’s funding obligation for NANORAY-312 and releases Janssen from select future potential milestone payments. Janssen will assume nearly all remaining costs for the ongoing pivotal Phase 3 trial through completion, less a small portion of costs that will remain covered by Nanobiotix. The overall deal value of the Janssen Agreement is adjusted from approximately $2.7B to approximately $2.6B.

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
Pursuant to the Janssen Agreement and the Asia Licensing Agreement, following its assignment to Janssen from LianBio, Janssen has worldwide development and commercialization rights with respect to NBTXR3.
The Janssen Agreement and the Asia Licensing Agreement streamline the global alliance for co-development and registration of the radioenhancer with Nanobiotix. The Asia Licensing Agreement includes all previously agreed upon economic terms between Nanobiotix and LianBio, including the Nanobiotix’s entitlement to receive up to an aggregate $150 million in potential contingent development and commercialization milestone payments (in addition to $20 million already paid to Nanobiotix by LianBio and after giving effect to Amendment No. 1 to the Janssen Agreement)) along with tiered, low double-digit royalties based on net sales of NBTXR3 in the Asia Licensing Territory.
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
Obligations of the Parties
Under the terms of the collaboration agreement, MD Anderson undertakes to lead several Phase 1 and Phase 2 clinical trials for NBTXR3 in various cancer indications to be agreed by us and MD Anderson, according to a timetable and predefined recruitment thresholds. The Company expects approximately 312 patients to be enrolled by MD Anderson across clinical trials covered by this agreement. For this purpose, MD Anderson provides the staff, equipment and the premises required for each trial. As no exclusivity has been granted under the collaboration agreement, MD Anderson can conduct similar clinical trials with third parties, simultaneously if need be. For more information on the clinical trials conducted within the MD Anderson collaboration, see the paragraph titled “NBTXR3 Development Pipeline” above.
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
In March 2021, in light of disagreements over a number of issues with respect to the development of NBTXR3 in the Asia-Pacific region, the Company and PharmaEngine mutually agreed to terminate the agreement. Accordingly, on March 4, 2021, the Company and PharmaEngine entered into a Termination and Release Agreement. The Company has agreed to make total termination payments to PharmaEngine of up to $12.5 million in aggregate. PharmaEngine received, a $2.5 million payment from the Company following the announcement of its collaboration with LianBio for the Asia-Pacific region, and also received $4.0 million from the Company in conjunction with the completion of various administrative steps in connection with the winding-up of the collaboration during 2021 period. In the second half of 2022, PharmaEngine received an additional $1.0 payment following receipt and validation of certain clinical study reports. No payment was made to PharmaEngine during the year ended December 31, 2024 pursuant to the termination and release agreement.
PharmaEngine remains eligible to receive a final payment of $5 million upon a second regulatory approval of an NBTXR3-containing product in any jurisdiction of the world for any indication. PharmaEngine is entitled to receive from the Company a low-single digit percentage tiered royalty based on net sales of NBTXR3 in the Asia-Pacific region for a 10-year period commencing on the corresponding first date of sales in the region. As of December 31, 2024, such triggering events have not occurred.
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
Under the preclinical research agreements for these collaborations, we retain exclusive ownership over any inventions made solely by us. Any invention made solely by a research institution would be owned by the relevant research institution, but would be subject to option to obtain an exclusive license, which would be free for research purposes and royalty-bearing for commercial activities. Inventions made jointly by us and a research institution would be jointly owned. As of December 31, 2024, no inventions under these programs have been made solely by a research institution or jointly by us and a research institution.
We have entered into an agreement with Institute Gustave Roussy, one of the world’s leading cancer-research institutes and the largest cancer center in France, for radiobiology research and development of NBTXR3. Pursuant to the agreement, we conduct studies at Institute Gustave Roussy’s radiobiology lab to evaluate the antitumor activity of nanoparticles activated by ionizing radiation. We maintain all rights to the products of our studies; however, Institute Gustave Roussy may use the results without charge solely for the purposes of its own academic research.
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

Government regulation, product approval and certification

NBTXR3 and any other therapeutic candidates that we develop must be approved by any relevant health authorities in the relevant country before they may be legally marketed in such country and, regardless of whether NBTXR3 would be classified as medical device or drug, the product must complete the assessment procedure with the relevant health authority before they may be legally marketed in the relevant country. A table is provided below summarizing the current classification status of NBTXR3 in countries currently involved in the clinical development program for NBTXR3.

NBTXR3 classification status worldwide

Country	NBTXR3 classification status
Brazil	Medical Device
Canada	Drug
China	Drug
EU	Medical Device
Georgia	Drug
India	Drug
Israel	Medical Device
Japan	Drug
Philippines	Medical Device
South Korea	Drug
Taiwan	Drug
United Kingdom	Medical Device
USA	Drug
This classification may be subject to change up to the submission by the Company or by its licensee of a marketing authorization request.

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

NBTXR3 history in the EU

In order to determine whether a product constitutes a medical device (MD) or a medicinal product (Drug), we must refer to the Medicinal product and Medical Device Directive (Directive 93/42/EEC, the “MDD”) or Medical Device Regulation (Regulation (EU) 2017/745, the “MDR”) definitions provided by the European regulation.
The clinical development of NBTXR3 has been initiated and is currently conducted in accordance with the principles of International Council for Harmonisation guidelines on Good Clinical Practice (ICH GCP), ISO 14155 and applicable regional regulatory requirements regardless of the classification status of the product in concerned countries.
Nanobiotix has obtained a CE-mark as a Medical Device from the notified body GMED dated 02 Apr 2019 for the indication “Preoperative treatment of patients with locally advanced soft tissue sarcoma of the extremity, girdles and trunk wall, who have indication for radiation therapy” , however the product has not been marketed in any country worldwide.

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
However, on March 15, 2023, the European Parliament and the Council adopted an amendment to the MDR which extends the validity of certificates issued under the MDD, under certain conditions, until December 31, 2027 for medical devices of high risk class (class III and some class IIb) and December 31, 2028 for some medical devices of lower risk class. The Notified Body GMED confirmed on May 24, 2024 the extension of validity of the CE certification, granted on April 2019 under MDD for NBTXR3 in the STS indication, until December 31, 2027 subject to compliance to the other conditions specified in Article 120 of the MDR (as amended by (EU) 2023/607).
Under the MDR, all devices incorporating or consisting of nanomaterials are classified as Class III if they present a high or medium potential for internal exposure. The MDR introduced higher clinical data requirements for such Class III devices.

CE Marking Requirements
As manufacturers of MD, in the EU we are required under the MDR to affix a CE mark to our products to be able to market our products in Member States of the EU. The CE mark is a symbol that indicates conformity with the applicable regulatory requirements.
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
Additionally, within the scope of the article L151-3 of the French Monetary and Financial Code, the Decree (décret) n°2020 892 dated July 22, 2020, as amended from time to time, has created a new 10% threshold of the voting rights for the non-European investments (i) in an entity governed by French law and (ii) whose shares are admitted to trading on a regulated market, replacing the 25% above-mentioned threshold for certain activities.
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

South Korea

The registration process for a new medicinal product in South Korea is regulated by the Ministry of Food and Drug Safety (MFDS). It ensures that medicines entering the market are safe, effective, and meet quality standards. For foreign companies, appointing a local agent or partner is mandatory to handle regulatory submissions and communications with MFDS.

MFDS conducts a thorough review of the submitted dossier, including quality, efficacy and safety review. The review typically takes 12 to 18 months. The manufacturing facility must comply with MFDS GMP standards: domestic facilities are inspected routinely and foreign facilities must pass MFDS audits or submit relevant GMP compliance documents. On-site inspections may be conducted for certain cases.

Approved products are issued a Marketing Authorization with specific conditions, including requirements for post-marketing surveillance (PMS).

South Korea offers expedited approval pathways for certain products, such as Orphan Drugs (for rare diseases), Innovative Drugs (eligible for Fast Track Approval to reduce review times) or Conditional Approvals (for drugs treating serious or life-threatening conditions, based on preliminary evidence).
C. Organizational Structure
Nanobiotix S.A. is a société anonyme organized under the laws of the French Republic.

The following chart shows our organizational structure as of December 31, 2024:

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
The Company owns equipment for its research, development and manufacturing activities. This equipment was valued at €547 thousand (after depreciation) as of December 31, 2024 compared to €577 thousand at December 31, 2023.
We also rent office space for Nanobiotix Corp., our wholly owned U.S. subsidiary, in Cambridge, Massachusetts on a month-to-month basis. We have no significant lease commitments with respect to our foreign subsidiaries.
Since January 1, 2019, following the application of IFRS 16 – Leases, the Company recognizes all eligible lease contracts in its consolidated balance sheet (see Note 6. Property, plant and equipment to the financial statements included elsewhere in this Annual Report).
We believe that our existing facilities are adequate for our near-term needs, and we believe that suitable additional or alternative office and manufacturing space will be available as required in the future on commercially reasonable terms.
Payments due per period at December 31, 2024

(in thousands of Euros)	Payments due per period
	At 1 year the most	At more than 1 year and up to 5 years	Over 5 years	Total
Simple leases	1,064	2,880	188	4,132

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

Financial Overview
The following selected statement of consolidated operations data for the years ended December 31, 2024, 2023, and 2022 and the selected statement of consolidated financial position data as of December 31, 2024 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB.
The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes beginning on page F-1 of this Annual Report.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the year ended December 31,
(in thousands of Euros)	2024	2023	2022
Statement of consolidated operations data:
Total revenues and other income	(7,191)	36,207	4,776
Operating income (loss)	(68,392)	(26,779)	(46,702)
Net loss for the period	(68,132)	(39,700)	(57,041)

	As of December 31,
(in thousands of Euros)	2024	2023	2022
Statement of consolidated financial position data:
Cash and cash equivalents	49,737	75,283	41,388
Total assets	67,418	93,897	59,769
Total shareholders’ equity	(65,704)	(1,843)	(27,045)
Total non-current liabilities	74,187	45,866	48,878
Total current liabilities	58,935	49,873	37,936

Operation Overview
We are a late-stage clinical biotechnology company focused on developing first-in-class, physics-based product candidates that use our proprietary nanotechnology to seek to improve treatment outcomes for millions of patients around the world. We have three platforms that each seek to bring the benefits of nanotechnology to human medical problems:
•NBTXR3 (JNJ-190022), our potentially first in class radioenhancer designed to enhance radiation therapy
•Curadigm, our nanoprimer technology designed to enhance therapeutic index
•Oocuity, our platform designed to help central nervous system (CNS) based ailments

Given NBTXR3’s potentially broad application across solid tumors and in order to bring our innovation to as many patients as broadly and as quickly as possible, we have engaged in strategic collaborations with large and reputable partners to expand development of the product candidate alongside clinical trials that Nanobiotix is conducting. In 2018 we entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center (“MD Anderson”) to sponsor several Phase 1 and Phase 2 studies in the United States to evaluate NBTXR3 across tumor types and therapeutic combinations, with up to 312 patients expected to be enrolled across these clinical trials. In July 2023 we entered into the Janssen Agreement, a worldwide agreement for the development and commercialization of NBTXR3, excluding (at the time) the Asia Licensing Territory. In December 2023, the exclusive rights to develop and commercialize NBTXR3 in the Asia Licensing Territory were assigned by LianBio to Janssen, in accordance with the terms of the Asia Licensing Agreement.
NBTXR3’s characteristics have lead us to investigate its use in several tumor types including: head and neck, lung, pancreatic, esophageal, liver, prostate, soft tissue sarcoma and rectal. We have seen positive signals or evidence of activity and safety in all of these tumor types. We believe that the product is likely to aid with local control of solid tumors and as such we have initially focused on head and neck cancer in elderly patients who have few therapeutic options to achieve the local control that they need. In addition, we believe there are types of lung cancer where local control is important, and through our agreement with Janssen, we seek to serve these patients as well. In addition to specific tumor types we believe our data shows indications that NBTXR3 may also play a role combinations with immune oncology (I-O) therapeutics and we are developing the product in such combinations, specifically in anti-PD-1/L1 combination regimens in head and neck cancer that is recurrent and or metastatic. PD-1/L1 inhibitors are approved now in more than ten different solid tumors most of which are also eligible to be treated with radiation therapy.
Finance Overview
As of December 31, 2024, we had cash and cash equivalents of €49.7 million. See “—Liquidity and Capital Resources” below for additional information.
For the year ended December 31, 2024, we recognized negative €7.2 million revenue which directly resulted from the transfer of the global sponsorship of the NANORAY-312 study to Janssen, while the Company remained liable for the overall costs of the study as of December 31, 2024.

Further to the application of IFRS15 revenue recognition standards application, a negative €19.3 million net revenue impact has been recorded as a contract modification, resulting from non-cash accounting entries, thus without any impact on the Company’s cash position.
This one-off negative impact is partially offset by Other Revenues recognized in 2024 that positively impact Nanobiotix cash position including Sales of Clinical Products and services to Janssen for €7.7 million and Research Tax Credit for €3.3 million.
In comparison, the revenue recognized in 2023 was directly related to the initial signature of the Janssen Agreement, generating license upfront and first development milestone revenue, according to IFRS15 standards application and transaction price allocation rules.
There was no revenue (supply or services revenue) recognized for 2022, other than Other Income.
See Item 5 - Part A Operating Results - ‘Revenue’ section below for additional information, and Refer to Note 16 – Revenues and other income to the financial statements included elsewhere in this Annual Report.
We have not generated significant revenues to date from product sales, milestones or royalties, and we do not expect to generate significant revenues from product sales or royalties unless and until our product candidates are approved for marketing and are successfully commercialized. Historically, we have financed our operations and growth through issuances of new shares, refunds of research tax credits, conditional advances and grants awarded by governmental agencies, and cash inflows resulting from upfront license fees, a development milestone and
22 Any references to “NBTXR3” or “JNJ-1900” should be understood as referring to the licensed product under the Janssen Agreement. See Item 4., “Our main licensing relationships”, “Janssen Agreement and Asia Licensing Agreement” for more information. Any reference to the “NANORAY-312” or “NANORAY” or “312” study should be understood as referring to the NANORAY-312 Phase III study (NCT04892173) for which transfer of sponsorship from Nanobiotix to J&J is ongoing within 2025 as announced in October 2024.

clinical products and services revenues further to our 2023 partnership agreement with Janssen, as well as bank loans.
From our inception in 2003 through December 31, 2024, we have received more than €384.0 million in financing in the form of external fundraising, loans and repayable advances. See ‘‘—Liquidity and Capital Resources’’ below for additional information.
Since our inception, we have recorded operating losses every year, due primarily to research and development expenses incurred in connection with our efforts to advance our development program for NBTXR3. Our net losses were €68.1 million, €39.7million and €57.0 million for the years ended December 31, 2024, 2023, and 2022, respectively. Our net losses may fluctuate significantly from year to year, depending on the timing of our clinical trials, our partnerships and licensing related revenue and income, and our expenditures on other research and development activities.
Pursuant to the amendment to the Janssen Agreement signed as of March 17, 2025, we anticipate that our expenses will remain stable or decrease modestly, in the near future, due to a reduced financial obligation for the NANORAY-312 study. However, we expect our operating expenses will continue to be significant in the foreseeable future as we continue to conduct our clinical trials:
•advance our ongoing clinical trial of NBTXR3 with Study 1100;
•initiate, conduct, or fund additional clinical trials of NBTXR3, including those with MD Anderson;
•continue the research and development of other product candidates or other applications of NBTXR3, including the advancement of our Curadigm and Oocuity platforms;
•maintain our manufacturing capabilities to support the launch of additional products;
•maintain, expand and protect our intellectual property portfolio; and
•add operational, financial and management information systems and personnel, including personnel to support our product development and current and future collaborations.
Until such time that we can generate substantial revenue from milestones and royalty income, we expect to finance these expenses and our operating activities through our cash balance. If we are unable to generate revenue from milestones and royalty income in accordance with our expected timeframes and in the amounts we expect, or if we otherwise need additional capital to fund our operating activities, we will need to raise additional funding through non-dilutive financing such as royalty financing, through debt financings, through collaborations or partnerships with other companies, subsidies or grants or the issuance of shares or other equity instruments. We may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to secure adequate funding could cause us to cease operations, in part or in full.
Despite the decrease of our expected cash operating expenses applicable to NANORAY-312 study in connection with the amendment to the Janssen Agreement signed as of March 17 2025, we expect our cash operating expenses will continue to be significant in the future as we continue to conduct our clinical trials and other operations. Our ability to successfully transition to profitability will be dependent upon achieving a level of revenues adequate to support our cost structure and upon achieving different development, regulatory and sales milestones in connection with our license with Janssen. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

We operate in a single operating segment for accounting purposes. The audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”), as well as interpretations issued by the IFRS Interpretations Committee (“IFRS-IC”) and the Standard Interpretations Committee (the “SIC”), which application is mandatory as of January 1, 2024. The audited consolidated financial statements are also compliant with IFRS as adopted by the EU.

Financial Operations Overview

Revenues and Other Income
For the year-ended December 31, 2024, the Company recognized a negative €11.6 million net revenue and a positive ‘other income’ of €4.4 million for a total negative €7.2 million ‘Revenue and Other Income’.
Revenues

The Company recognized a negative €11.6 million net revenue in 2024 due to a significant one-off accounting impact related to the transfer of sponsorship of NANORAY312 signed in October 28, 2024.
The new agreements define the conditions of the transfer of the global sponsorship of NANORAY-312 study to Janssen, the parties having mutually agreed that Janssen will progressively take over from the Company the operational conduct and execution responsibility of the study, on a country by country basis, starting November 2024, with the objective to complete the transfer of sponsorship in the short term, whereas the Company remains liable for the overall costs of the study.
These agreements are recorded as a global contract modification under IFRS15 generating a negative catch-up of €23.4 million one-time impact, leading to a total cumulated negative €19.3 million net revenue impact over the year 2024, resulting from non-cash accounting entries, without any impact on the Company’s cash position. This one-off negative impact is partially offset by Other Revenues recognized in 2024 that positively impact Nanobiotix cash position including Sales of Clinical Products and services to Janssen for €7.7 million.

See Item 5 - Part A Operating Results - ‘Revenue’ section below for additional information, and Refer to Note 16 – Revenues and other income to the financial statements included elsewhere in this Annual Report.

Following the Hart-Scott-Rodino Act (“HSR”) antitrust clearance, the Company received an upfront cash licensing fee of $30 million in 2023. The Company is eligible for success-based payments of up to $1.8 billion, in the aggregate, relating to potential development, regulatory, and sales milestones. Moreover, the Janssen Agreement includes a framework for additional success-based potential development and regulatory milestone payments of up to $650 million, in the aggregate, for five new indications that may be developed by Janssen at its sole discretion; and of up to $220 million, in the aggregate, per indication that may be developed by the Company in alignment with Janssen. Following commercialization, the Company will also receive tiered double-digit royalties (low 10s to low 20s) on net sales of NBTXR3.

As of December 31, 2023, the Company achieved operational requirements in NANORAY-312, resulting in a $20 million development milestone payment from Janssen in May 2024.

Revenue is recognized under IFRS 15 – Revenue from contracts with customers (see Note 3.2. – Use of judgement, estimates and assumptions to our Consolidated financial statements included elsewhere in this Annual Report ).
Other Income
Our other income consists mainly of refundable research tax credits as well as income from collaboration and supply services in the framework of the Clinical Supply Agreement signed in May 2022 and of the Global Trial Clinical Agreement ‘GTCA’ signed in June 2023 with LianBio, and grants and subsidies from government agencies. See Note 4.2. – Asia Licensing Agreement (former LianBio contract), strategic partnership with Janssen and Note 16 – Revenues and other income to our Consolidated financial statements included elsewhere in this Annual Report.
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
Pursuant to the amendment to the Janssen Agreement signed as of March 17, 2025, we anticipate that our research and development operating expenses will remain stable or decrease modestly, in the near future, due to our reduced cost obligations for the NANORAY-312 study. However, we expect our research and development expenses will continue to be significant in the foreseeable future as we advance the clinical development plan beyond the NANORAY-312 study.
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
Selling, General and Administrative (SG&A) Expenses
SG&A expenses mainly comprise administrative payroll costs, lease and overhead costs relating to our headquarters in Paris, and external costs linked to advisory services in areas such as accounting, legal, human resources, communications, investor relations, financing, and insurance.
We anticipate that our SG&A expenses will slightly increase in the future as we continue to mature and strengthen our processes, tools and organization. We also continue to incur expenses associated with being a public company in France and the United States, including costs related to audit, legal, tax, regulatory, internal control advisors further to the Sarbanes-Oxley Act of 2002, services associated with maintaining compliance with Nasdaq listing and SEC requirements, director and officer insurance premiums, and investor relations costs.
Other Operating Income (Loss)
For the year ended December 31, 2024, the other operating expenses mainly relates to some employment termination indemnities for €129 thousand.
For the year ended December 31, 2023, Other Operating Income (Loss), mainly included contract loss fair value recognized pursuant to the novation agreement executed on December 22, 2023 (see Note 16 - Revenues and other income).
As of December 2022 non-recurring accounting impacts, one-off payments related to settlement agreements with clinical development partners (PharmaEngine) in accordance with the termination and release agreements signed between the parties.
As these costs were directly triggered by non-recurring events and are material, their impact is presented separately in order not to distort the recurring operating performance of the Company.
See Note 4.3. - PharmaEngine and Note 17.5. - Other operating income and expenses below for further details.
Net Financial Income (Loss)
Net financial income (loss) comprises primarily of interest cost which consists of both fixed and variable rate interest costs related to the Company’s financial debts, IFRS 9 debt valuation impact, financial income received from the short-term deposits, foreign exchange gains and losses and the interest costs on leases related to the application of IFRS 16. For the year ended December 31, 2024, the financial expenses are fully compensated by financial income. See Note 19 - Net financial income (loss) below for further details.

A. Operating results
We have one operating segment, which is the research and development of product candidates that use proprietary nanotechnology to transform cancer treatment.

Comparison of the years ended as of December 31, 2024, 2023 and 2022
Our results of operations for the years ended as of December 31, 2024, 2023 and 2022 are summarized in the table below:

	For the year ended December 31,
(in thousands of euros)	2024	2023	2022
Revenues and other income
Revenues	(11,609)	30,058	—
Other income	4,419	6,150	4,776
Total revenues and other income	(7,191)	36,207	4,776
Research and development expenses	(40,541)	(38,396)	(32,636)
Selling, general and administrative expenses	(20,527)	(22,049)	(17,857)
Other operating income and expenses	(134)	(2,542)	(985)
Total operating expenses	(61,202)	(62,986)	(51,478)
Operating income (loss)	(68,392)	(26,779)	(46,702)
Financial income	7,849	2,002	3,533
Financial expenses	(7,488)	(14,803)	(13,863)
Financial income (loss)	361	(12,801)	(10,329)
Income tax	(101)	(120)	(10)
Net loss for the period	(68,132)	(39,700)	(57,041)

Total Revenues and Other Income
Revenues and other income decreased by €43.4 million, from €36.2 million for the year ended December 31, 2023 to negative €7.2 million revenue for the year ended December 31, 2024, mainly driven by the Janssen AAA and related agreements signed with Janssen in the fourth quarter of 2024 which allow the transfer of the global sponsorship of the NANORAY-312 study from the Company to Janssen. These new agreements result in a change of the transaction price allocated to the R&D performance obligation, as the Company remains liable for the overall costs of the NANORAY-312 study and rebills few development activities to Janssen. Under IFRS 15 (refer to Note 16 – Revenues and other income to the financial statements included elsewhere in this Annual Report), the amount that will be refunded to Janssen is in substance a reduction in the scope of work and, concurrently, a reduction in the transaction price. In the applied revenue recognition model, it is necessary to consider the highly probable considerations and refund at the closing date, causing a negative revenue for the year-ended December 31, 2024. This resulted in a global one-time contract modification and a negative transaction price that must be recognized in its entirety as of December 31, 2024, irrespective of the actual percentage of completion of the performance obligation. Therefore, the Company recorded a negative catch-up of €23.4 million one-time impact, leading to a total cumulated negative €19.3 million net revenue impact over the year 2024, resulting from non-cash accounting entries without impacting the cash position of the Company. This one-off negative impact is partially offset by sales of services to Janssen for €1.8 million, and Other Sales recognized in 2024 that positively impact Nanobiotix cash position including Sales of Clinical Products for €5.9 million and and Research Tax Credit for €3.3 million.

For the year ended December 31, 2023, the revenues and other income increased by €31.4 million, from €4.8 million in 2022 to €36.2 million mainly driven by the revenue recognized further to the signature of the Janssen License Agreement in 2023, namely the initial $30 million upfront license fee payment and the $20 million payment from Janssen related to NANORAY-312 first development milestone.
The components of our revenues and other income are set forth in the table below:

	For the year ended December 31,
(in thousands of euros)	2024	2023	2022
Services	(17,534)	29,750	—
Other sales	5,924	308	—
Total revenues	(11,609)	30,058	—
Research tax credit	3,300	3,939	4,091
Subsidies	89	229	135
Other	1,029	1,981	550
Total other income	4,419	6,150	4,776
Total revenues and other income	(7,191)	36,207	4,776
Total Revenues
In 2024, negative revenue was recognized according to the application of IFRS15 mainly due to:
(i) negative €17.5 million net Services Revenue composed of:
•negative €23.4 million impact related to Janssen contract modification, recorded as per IFRS 15. The agreements signed with Janssen BV during the fourth quarter of 2024 (see Note 4.1 - Global License Agreement with Janssen Pharmaceutica NV), resulted in a contract modification replacing a performance obligation (providing R&D services) by an obligation to refund the NANORAY-312 remaining due study costs to Janssen BV. Under IFRS standards, the amount that will be refunded to Janssen is in substance a reduction in the scope of work and, concurrently, a material reduction in the transaction price. In the applied revenue recognition model, it is necessary to consider the highly probable considerations and refund at the closing date. This resulted in a negative transaction price that had to be recognized in its entirety as of December 31, 2024, irrespective of the actual percentage of completion of the performance obligation.
•partially offset by Janssen Agreement R&D Revenue recognised overtime for €4.0 million and by Services Revenue linked to technology transfer and technical assistance recharge to Janssen BV for €1.8 million
(ii) €5.9 million of ‘Other Sales’ related to products clinical supplies to Janssen BV in 2024, compared to €0.3 million in 2023.

For the year ended December 31, 2023, the €30.1 million of total Revenues mainly includes (i) ‘Services’ revenue linked to the assignment of the license to Janssen and the rendered R&D services in proportion of the completion of the ongoing studies, totaling €29.6 million; (ii) ‘Services’ revenue linked to technology transfer and technical assistance recharge for €0.1 million; (iii) and €0.3 million of ‘Other Sales’ related to product clinical supplies to Janssen.
There was no revenue recognized for the year ended December 31, 2022.

See Note 16 – Revenues and other income to our Consolidated financial statements included elsewhere in this Annual Report).

Total Other income

Total other income decreased to €4,4 million for the year ended December 31, 2024 compared to €6.2 million and €4,8 million for the years ended December 31, 2023 and 2022, respectively. The 2024 decrease is mainly explained by the catch-up impact further to the Global Trial Clinical Agreement (GTCA) agreement executed in June 2023 derived from charge backs related to external clinical research organization costs in connection with the development support provided by the Company to LianBio.
The research tax credit decreased from €3.9 million to €3.3 million between 2023 and 2024, mainly due to the exclusion of eligible expenses of a contract research organizations related to the 312 study, further to the failure to obtain the CIR eligibility accreditation.
The research tax credit was stable between 2022 and 2023.
Subsidies include the Bpifrance Deep Tech Grant received by Curadigm SAS, €89 thousand for the year ended December 31, 2024, €229 thousand for the year ended December 31, 2023 and €135 thousand for the year ended December 31, 2022.
The line item ‘Other’ mainly includes income for supply and services recharge, in the framework of the clinical supply agreement signed in May 2022 with LianBio and of the GTCA signed in June 2023 with LianBio, totalling €1.0 million for the year ended December 31, 2024, €2.0 million in 2023 (including a catch-up impact from 2022), and €0.5 million in 2022.
See Note 4.2 - Asia Licensing Agreement (former LianBio contract), a strategic partnership to Janssen and Note 16 - Revenues and other income to our Consolidated financial statements included elsewhere in this document, for further details.

Research and Development Expenses
Research and development expenses for the years ended December 31, 2024, 2023 and 2022 are summarized below:

	For the year ended December 31,
(in thousands of euros)	2024	2023	2022
Purchases, sub-contracting and other expenses	(27,048)	(26,380)	(20,415)
Payroll costs (including share-based payments)	(12,345)	(10,721)	(10,868)
Depreciation, amortization and provision expenses	(1,148)	(1,295)	(1,353)
Total research and development expenses	(40,541)	(38,396)	(32,636)
The total amount of expenses incurred with respect to research and development activities increased by €2.1 million, or 5,6%, from €38,4 million for the year ended December 31, 2023 to €40.5 million for the year ended December 31, 2024. This net increase was mainly due to:
•Purchases, sub-contracting and other expenses, which increased by €0,7 million, or 2.5% for the year ended December 31, 2024 as compared with the same period in 2023. This reflects the increase of the clinical development activities, especially driven by our global Phase 3 clinical trial for elderly head and neck cancer patients ineligible for platinum-based (cisplatin) chemotherapy (NANORAY-312) and by our Phase 1 multi-cohort trial of RT-activated NBTXR3 followed by anti-PD-1 checkpoint inhibitors (Study 1100); and
•an increase of €1.6 million, or 15.1% in payroll costs, which was mainly due to the recruitment of new positions (full-year payroll impact of Chief Medical Officer position in 2024, and new Director of Clinical Operations).
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

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses for the years ended December 31, 2023, 2022 and 2021 are summarized below:

	For the year ended December 31,
(in thousands of euros)	2024	2023	2022
Purchases, fees and other expenses	(8,073)	(9,889)	(7,792)
Payroll costs (including share-based payments)	(11,986)	(11,772)	(9,688)
Depreciation, amortization and provision expenses	(467)	(387)	(378)
Total SG&A expenses	(20,527)	(22,049)	(17,857)
Our SG&A expenses decreased by €1.5 million, or 6.9%, from €22.0 million for the year ended December 31, 2023 to €20.5 million for the year ended December 31, 2024. This net decrease was primarily due to:
•a decrease in purchases, fees and other expenses of €1.8 million, or 18.4%. This variation is mainly due to one-off fees paid in 2023 to a financial adviser for €1.4 million and the €0.5 million legal fees related to the signature of the license agreement with Janssen.
•an increase of €0.2 million or 1.8% in payroll costs mainly driven by the recruitment of additional positions.
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
•an increase of €2.1 million or 21.7% in payroll costs mainly driven by cost of living adjustments and higher bonus expenses.

Operating Income (Loss)
Our operating loss unfavourably increased by €41,7 million, from €26,8 million for the year ended December 31, 2023 to €68,4 million for the year ended December 31, 2024. This unfavourable increase mainly relates to the significant decrease in Revenues and Other income by €43.4 million related to the transfer of sponsorship of NANORAY312 signed in October 28, 2024, leading to a negative €17.5 million net Services Revenue of as of December 31, 2024 as compared to a positive €29,7 Services Revenue, as of December 31, 2023, further to Janssen agreement signature in the year 2023 (See ‘Revenues and Other Income’ section above). This unfavorable increase in operating loss is also partially due to a €1.7 million decrease of other income. These unfavorable variances on the top line of the P&L are slightly offset by a favorable decrease of the total operating expenses of €1.8 million driven by higher R&D expenses (€2.1 million increase) pursuant to our clinical trial development priorities, fully offset by a favorable decrease in SG&A expenses and other operating expenses of €3,9 million, as explained above.
At December 31, 2024, our workforce totaled 108 employees, an increase of 6 positions as compared to the same period in 2023.
Our operating loss decreased by €19.9 million, or 42.7%, from €46.7 million for the year ended December 31, 2022 to €26.8 million for the year ended December 31, 2023. This decrease mainly relates to revenue generated in 2023 amounting to €29.6 million in connection with the Janssen Agreement signed in 2023 (see ‘Revenues’ section above) whereas there was no revenue recorded in 2022. This operating loss decrease is also partially due to an increase of €1.4 million in other income. These favorable variances are partially offset by an increase of the total operating expenses of €10.0 million driven by higher R&D expenses (€5.8 million increase) pursuant to our clinical trial development priorities, along with the internalization of key functions, and higher SG&A expenses (€ 4.2 million increase), as explained above.
At December 31, 2023, our workforce totaled 102 employees, which is stable as compared to the same period in 2022.

Net Financial Income (Loss)
Net financial loss favorably decreased by €13.2 million, from a €12.8 million loss for the year ended December 31, 2023 to a €0,4 million income for the year ended December 31, 2024. This decrease in loss is primarily attributable to a significantly higher foreign exchange net gain of €5,1 million, the one-off recognition of the derivatives classification related to JJDC capital increase that lead to a €4.2 fair value loss in 2023 not recurring in 2024, and the

€1.4 million higher interest income in 2024 as compared to 2023, while the overall interest cost has remained stable when comparing 2024 to 2023.
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
See Note 13 - Financial liabilities and Note 19- Net financial income (loss) to our Consolidated financial statements included elsewhere in this Annual Report for further details.

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
As part of the restructuring implemented by the Amendment Agreements, we were subject to a minimum cash and cash equivalents covenant requiring maintenance of a minimum cash and cash equivalents balance equal to the outstanding principal owed to EIB. This minimum cash and cash equivalents covenant was removed on October 13, 2023, as described below.
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
As part of the restructuring implemented by the Amendment Agreements, we have agreed to pay an additional milestone payment of €20 million to EIB at the latest on June 30, 2029. An accelerated payment schedule for this additional milestone payment would be triggered calling for the repayment in two equal installments due one year and two years after Commercialization, respectively. Further, should we secure non-dilutive capital through the execution of any business development deal, this accelerated payment schedule for the additional milestone payment would be triggered by reflecting a prorated payment amount not exceeding 10% of any upfront or milestone payment received by Nanobiotix.
The EIB has agreed to the removal of this minimum cash and cash equivalents covenant, effective October 13, 2023, subject to the following conditions: (i) the Company’s repayment of the PIK prepayment amount of approximately €5.4 million in accordance with the terms of the EIB loan in respect of PIK interest accrued through October 12, 2023 (the “PIK prepayment condition”), (ii) the introduction of an additional mechanism for further prepayment of the €20.0 million milestone payment required under the EIB loan, which will require prepayments equal to a tiered low single digit percentage of future equity or debt financing transactions raising up to an aggregate of €100 million, on a cumulative basis, increasing to a mid-single digit percentage for such financings greater than €100 million (the “Milestone Prepayment Mechanism”).
The PIK prepayment condition was satisfied on October 12, 2023, allowing the definitive waiver removal.
The additional prepayment condition on the €20.0 million milestone was met further to the global offering equity raise subscribed at the end of 2023 and further to the upfront and milestone received from Janssen between 2023 and 2024, triggering milestone prepayment to the EIB: For the year ended December 31, 2023 and 2024, €0.8 million and €0.2 million were respectively prepaid to the EIB, resulting in an outstanding balance, still due, of €19.2 million and €19.0 million as of December 31, 2023 and 2024, respectively.
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
Historical Changes in Cash Flows
The table below summarizes our cash inflows and outflows for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31,
(in thousands of euros)	2024	2023	2022
Net cash flows from (used in) operating activities	(19,551)	(12,476)	(37,103)
Net cash flows from (used in) investing activities	(955)	(349)	138
Net cash flows from (used in) financing activities	(5,135)	46,771	(5,651)
Effect of exchange rates changes on cash	94	(51)	83
Net increase (decrease) in cash and cash equivalents	(25,547)	33,895	(42,533)

Cash Flows from / used in operating activities
Our net cash flows used in operating activities was an outflow of €19.6 million for the year ended December 31, 2024 as compared to an outflow of €12.5 million for the year ended December 31, 2023.
The net cash flows used in operating activities for the year ended December 31, 2024 increased by €7.1 million compared to the net cash used in operating activities in 2023, primarily due to the decrease of cash collection on operating revenue amounting to €24,1 million received from Janssen linked to first milestone achievement, clinical products and services income, as compared to €27.5 million received in 2023, and to the decrease of cash collection received from LianBio amounting to €0.6 million in 2024 as compared to €1.7 million in 2023 further to the supply and collaboration agreements, leading to a lower cash collection totalling €4.5 million (See Note 4.1- Global License Agreement with Janssen Pharmaceutica NV (the Janssen Agreement), and Note 4.2. - Asia Licensing Agreement (former LianBio contract), strategic partnership with Janssen, and other notes on Janssen and LianBio license agreements included in our Consolidated financial statements elsewhere in this Annual Report).
Unfavorable net cash flows used in operating activities is also driven by an unfavourable net working capital amounting to €4.7 million in 2024 as compared to 2023 mainly driven by a strict cash management monitoring related to vendors payments that occurred at the year-end 2023. (See Note 14 - Trade and other payables to the financial statements included elsewhere in this Annual Report).
Our net cash flows used in operating activities was €12.5 million for the year ended December 31, 2023 as compared to €37.1 million for the year ended December 31, 2022.
The net cash flows used in operating activities for the year ended December 31, 2023 (€12.5 million), favorably decreased by €24.6 million compared to the net cash used in operating activities in 2022 (€37.1 million), primarily due to the collection of operating revenue directly linked to the €27.5 million upfront payment received from Janssen in connection with the Janssen Agreement and to the income collected from LianBio amounting to €1.7 million in the context of the supply and collaboration agreements (See Note 4.2. - Asia Licensing Agreement (former LianBio contract), strategic partnership with Janssen to our Consolidated financial statements included elsewhere in this Annual Report).This favorable net operating cash flows is also driven by a €1.6 million higher amount of research tax credit reimbursed in 2023 as compared to the amount reimbursed in 2022.
The unfavorable €10.0 million impact related to the operating expenses increase in 2023 as compared to 2022 is partially offset by a favorable working capital variance of €8.1 million in 2023 as compared to 2022, mainly driven by strict cash management monitoring related to vendors occurred at the end of 2023 (See Note 14 - Trade and other payables to our Consolidated financial statements included elsewhere in this Annual Report).
See Section A - Operating Results of Item 5 for more details of the change in operating loss.

Cash Flows from / used in investing activities
Our net cash flows used in investing activities was an outflow of €955 thousand for the year ended December 31, 2024, mainly due to fixed asset acquisitions (annual rent adjustment impacting the right of use for Wattignies and Wacano leases and office, laboratory and IT equipment renewals and additions).

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

Cash Flows from / used in financing activities
Our net cash flows used in financing activities was an outflow of €5.1 million for the year ended December 31, 2024 as compared to net cash inflow of €46.8 million for the year ended December 31, 2023.
The net cash flows used in financing activities significantly decreased by €51.9 million between 2024 and 2023 which is mainly due to the net proceeds from capital increases occurred only in 2023 further to JJDC, Inc capital injections and global offerings from specified investors, totalling €57.4 million net inflows, offset by a one-off payment related to accrued PIK interest paid to EIB in 2023 for €5.4 million. The net cash flows used in financing activities of €5.1 million during 2024 was mainly composed of bank loans and leasing debt repayments and interest paid.
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

The carrying value and activity of our repayable advances and loans is as follows:

(in thousands of euros)	Bpifrance advance	Interest-free Bpifrance loan	EIB Loan	Curadigm Bpifrance advance	HSBC “PGE”	Bpifrance “PGE”	Total
As of January 1, 2023	2,316	125	35,754	317	4,409	4,717	47,638
Principal received	—	—	—	150	—	—	150
Impact of discounting and accretion	16	—	(285)	(20)	(9)	(6)	(304)
Accumulated fixed interest expense accrual	34	—	2,385	—	41	90	2,550
Accumulated variable interest expense accrual	—	—	5,195	—	—	—	5,195
Repayment	(300)	(125)	(6,639)	(50)	(1,287)	(1,345)	(9,746)
As of December 31, 2023	2,066	—	36,409	397	3,155	3,457	45,484
Principal received	—	—	—	—	—	—	—
Impact of discounting and accretion	12	—	(2,832)	20	(13)	(4)	(2,817)
Accumulated fixed interest expense accrual	28	—	1,670	—	35	62	1,795
Accumulated variable interest expense accrual	—	—	6,085	—	—	—	6,085
Repayment	(500)	—	(697)	(75)	(1,285)	(1,317)	(3,874)
As of December 31, 2024	1,606	—	40,635	342	1,891	2,198	46,672

Leases liabilities
We adopted IFRS 16 - Leases using the ‘‘modified retrospective method’’ starting on January 1, 2019 and recorded rights of use assets and lease liabilities for the amounts of the discounted lease payments outstanding for the remainder of our leases. During the year ended December 31, 2024, net lease liabilities decreased by €0.9 million to €4.2 million since December 31, 2023. See Note 13.2. - Lease liabilities of our consolidated financial statements for details regarding the lease liabilities.

Operating Capital Requirements
We expect our future cash operating expenses will remain stable or decrease modestly in the near future, further to the latest license agreement amendment executed as of March 17, 2025 (see Note 25 - Subsequent Events to the financial statements included elsewhere in this Annual Report). However, we will continue to incur expenses to meet our commitments to complete our clinical trials. We believe we will need additional funding to pursue preclinical and clinical activities, obtain regulatory approval for, and to commercialize our product candidates.

Until we can generate a sufficient amount of revenue from our product candidates (including through milestone and royalty payments), if ever, we expect to finance our operating activities through a combination of equity offerings, debt and other non-dilutive financings, research tax credits and other government subsidies, capital allocation optimization in priority development pathways, and potential upfront fees and milestone payments under third-party collaborations. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional funding in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through both dilutive or non-dilutive financing, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

On March 17, 2025, the Company signed an amendment to the Janssen Agreement (Refer to Note 25 – Subsequent events to the financial statements included elsewhere in this Annual Report). Because this amendment eliminated substantially all of the Company’s funding obligations with respect to NANORAY-312, we anticipate that our cash runway now extends into mid-2026.

The Company’s current level of cash and cash equivalents combined with the signature of the aforementioned amendment are expected to be sufficient to meet our projected financial obligations and fund our operations beyond the next twelve months from the date of this Annual Report.

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

Capital Expenditures

	For the year ended December 31,
(in thousands of euros)	2024	2023	2022
Increases in software and other intangible assets	2	9	1
Increases in property, plant, and equipment	675	300	319
Total increases in capital expenditures	678	309	320
For the year ended December 2024, our capital expenditures were comprised primarily of €0.3 million of new laboratory equipment, €0.2 million of new office and IT devices and €0.2 million related to tangible assets in progress and advance payment for laboratory equipment.
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
The Company believed that because of the risks and uncertainties related to the grant of regulatory approval for the commercialization of its product candidates, the technical feasibility of completing its development projects will only be demonstrated when requisite approvals are obtained for the commercialization of products. Accordingly, pursuant to IAS 38 (see note 5 - Intangible assets for details), the Company has recognized all of its research and development costs incurred as an expense in 2024 and prior periods.
In the years ended December 31, 2024, 2023 and 2022, we incurred expenses of €40.5 million, €38.4 million and €32.6 million, respectively, on research and development.

D. Trend information

For a discussion of trends, see “Item 4B. Business Overview,” “Item 5A - Operating Results” and “Item 5B - Liquidity and Capital Resources.” Other than as disclosed in these sections, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates
Our audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards, as issued by the IASB. Some of the accounting methods and policies used in preparing our financial statements under IFRS Accounting Standards are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances. The actual value of our assets, liabilities and shareholders’ equity and of our losses could differ from the value derived from these estimates if conditions change and these changes have an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are described in Note 3.2. to our audited consolidated financial statements as of December 31, 2023 and 2024 and for each of the three years ended December 31, 2022, 2023 and 2024.

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

Name	Age	Position(s)
Executive Board Members:
Dr. Laurent Levy, Ph.D.	53	Chairman of the Executive Board and Co-founder (Principal Executive Officer)
Mr. Bart Van Rhijn	52	Chief Financial and Business Officer (Principal Financial Officer)
Ms. Anne-Juliette Hermant	51	Chief People Officer
Mr. Louis Kayitalire	67	Chief Medical Officer
Supervisory Board Members:
Dr. Gary Phillips	59	Chairman
Ms. Anne-Marie Graffin	63	Vice Chairwoman
Dr. Alain Herrera, M.D.	74	Member
Mr. Enno Spillner	55	Member
Dr. Margaret Liu	68	Observer
Ms. Anat Naschitz	57	Observer
Executive Board Members
The following is a brief summary of the business experience of the members of our executive board.
Dr. Laurent Levy, Ph.D. is the co-founder of Nanobiotix and has served as our Chairman of our executive board since March 2003. He was first appointed as Chairman of the Executive Board of the Company on May 27, 2004. He has extensive experience in sciences and techniques related to nanotechnologies. His research at the frontier of biotechnology and nanotechnologies has resulted in the development of a number of concrete applications such as NBTXR323, which could open a new method for cancer treatment.
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
23 Any references to “NBTXR3” or “JNJ-1900” should be understood as referring to the licensed product under the Janssen Agreement. See Item 4., “Our main licensing relationships”, “Janssen Agreement and Asia Licensing Agreement” for more information. Any reference to the “NANORAY-312” or “NANORAY” or “312” study should be understood as referring to the NANORAY-312 Phase III study (NCT04892173 ) for which transfer of sponsorship from Nanobiotix to J&J is ongoing within 2025 as announced in October 2024.

Prior to Servier US, he held leadership roles in prominent organizations in Europe and North America, including PricewaterhouseCoopers, Philips and Galderma in Head of Tax, Senior Director of Mergers and Acquisitions, and Head of Finance positions. Bart Van Rhijn’s track record reflects a relentless commitment to streamlining business operations, driving growth, and unlocking value. His varied experiences include the successful reorganization of a healthcare technology-enabled services business, coordination and execution of strategic financing transactions, and the efficient building and scaling of commercial businesses. Bart Van Rhijn has a strong commitment to organizational health and empowers his teams to embrace innovation, challenge the status quo, and drive optimal results while putting patients and customers first. In addition, Bart Van Rhijn is a venture partner at a technology fund, a board member at an investment fund and and co-founder of a media start-up.
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
Prior to joining Nanobiotix, she had spent 15 years in AXA. She was at first the Founder and Head of the AXA Research Fund, a €100 million fund created to support frontier science in all fields related to an understanding of the risks faced by human societies; she then served as the Chief Learning Officer of the AXA Group, before contributing to the creation of a new AXA division, AXA Partners, as Global Head of Talent, Development, Culture & Corporate Responsibility.
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
Dr. Louis Kayitalire joined Nanobiotix in 2023 as the chief medical officer after more than 20 years of pharmaceutical experience in oncology and immuno-oncology. He joins with leadership experience in research and development, product registration, and commercialization and has a proven track record of delivering clinical research programs aligned to commercial strategies.
Prior to Nanobiotix, Dr. Kayitalire served as chief medical officer at F-star Biotechnology, a biotechnology company based in Cambridge UK and Cambridge US dedicated to immune-oncology with a platform of bi-specific monoclonal antibodies, where he led the company’s clinical development, clinical strategy, and operations for their pipeline assets in oncology. He has held leadership positions in prominent organizations in Europe and the United States, including at Bristol-Myers Squibb, Celgene, and Eli Lilly and helped led product registration for GEMZAR®, ALIMTA®, ERBITUX® and OPDIVO®.
Dr. Kayitalire is a medical oncologist who completed his training in oncology and hematology and served as a senior resident in adult solid tumors at the Gustave Roussy Cancer Center in Villejuif, France. Prior to that he held a position as Assistant Professor in Oncology at the Paris XI University of France. He received his medical degree from Butare University in Rwanda. Dr. Kayitalire is an active member of the American Society of Clinical Oncology (ASCO), the American Association for Cancer Research (AACR), the Society for Immuno-oncology of Cancer (SITC) and the European Society of Medical Oncology (ESMO).
Supervisory Board Members
The following is a brief summary of the business experience of the members and observer of our supervisory board.
Dr. Gary Phillips has served as Chairman of our supervisory board since May 2021. He brings over 30 years of experience in the pharmaceutical and healthcare sectors, having guided commercial operations, corporate strategy, and business development functions throughout his career. Dr. Phillips is currently Chief Business Officer at the Swiss oncology biotech company Anaveon AG. Priori to joining Anaveon in 2022, he was President and Chief Executive Officer of OrphoMed, Inc. in the United States. Previously, Dr. Phillips held senior roles at Mallinckrodt Pharmaceuticals, including Executive Vice President and Chief Strategy Officer, as well as President of the Rare and Autoimmune Diseases business. He also served as Head of Global Health & Healthcare Industries at the World Economic Forum and as President of Reckitt Benckiser Pharmaceuticals North America (now Indivior). Earlier in his career, he was President of U.S. Surgical and Pharmaceuticals and Global Head of Pharmaceuticals at Bausch & Lomb, and held leadership positions at Merck Serono, Novartis, and Wyeth. Dr. Phillips earned a Bachelor’s degree in Biochemistry (summa cum laude) from the University of Pennsylvania’s College of Arts and Sciences, an MBA from the Wharton School, and an MD with Alpha Omega Alpha distinction from the University of Pennsylvania

School of Medicine. He holds an active medical license and served as a clinician/general medical officer in the U.S. Navy, honorably discharged as a Lieutenant Commander. He currently serves as a non-executive board member of Aldeyra Therapeutics, Oryn Therapeutics, and Rheon Medical SA as well as Board Chair of BioConnection BV.
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
Dr. Alain Herrera, M.D. has served as a supervisory board member since 2013. Dr. Herrera has more than 25 years of experience in the pharmaceutical industry with a strong focus in oncology drug development and marketing. Dr. Herrera currently works at Alain Oncologie Consulting, an oncology consultancy company he started and at Onward Therapeutics SA as co-founder and CMO. Previously, Dr. Herrera has served as Head of Corporate Development PharmaEngine and Managing Director of PharmaEngine Europe Sarl, as well as the head of the Oncology business at Sanofi-Aventis for 10 years. He also served as Vice President for the Global Oncology Business Strategy and Development from 2007-2008 and Head of the Global Oncology Franchise from 1998-2007. While at Sanofi-Aventis, he contributed to the worldwide registration of Oxaliplatin (Eloxatin®) and Rasburicase (Fasturtec®/Elitek®), as well as the Gastric and Head & Neck indications for Docetaxel (Taxotere®). Prior to Sanofi-Aventis, he served as Chairman of Chiron Therapeutics Europe, Managing Director at Pierre Fabre Oncology Laboratories and Head of the Oncology Platform at Roger Bellon (Rhône Poulenc). He serves as a non-executive board member of Emercell SAS (Montpellier, Fr), ErVimmune SA (Lyon, Fr), Onward Therapeutics SA (Lausanne, Sw), PDC’Line (Liège, Belgium) and Isofol Medical (Gotenborg, Sweden). Dr. Herrera has also served as a Hematologist Consultant at Antoine Beclere Hospital until 2019.
Mr. Enno Spillner has served as a Supervisory Board member and chairman of the audit committee since 2014. He has 25 years of experience in the life science industry and currently serves as Chief Financial Officer and Member of the Executive Board at Formycon AG. From July 2016 to March 2023, he served as Chief Financial Officer and Member of the Management Board at German biotech company Evotec SE. From March 2013 until June 2016, he served as Chairman of the Management Board, Chief Executive Officer and Chief Financial Officer of 4SC AG. From September 2005 to March 2013 he acted as Chief Financial Officer of 4SC AG. Enno Spillner started his life science industry career as Head of Finance and Managing Partner of the Munich-based biotech venture fund, BioM AG. He was also Managing Director of two portfolio companies, ACTIPAC Biosystems GmbH and Munich innovative Biomaterials GmbH. Currently he also supports Fox Corporate Finance in his role as Member of the Life Science Advisory Board. Prior to moving into the life science field, he was engaged in the media and marketing industry. Enno Spillner earned his Dipl.-Kaufmann degree (Masters in Business) at the University of Bamberg, Germany.
Dr. Margaret Liu is a world-renowned expert in the fields of gene therapy, vaccines and immunotherapy, Margaret currently serves as Chief Executive Officer (“CEO”) of PAX Therapeutics, as an Adjunct Full Professor at the University of California, San Francisco, and as Hedersdoktor with scientific affiliation in the Department of Medicine at the Karolinska Institutet. Dr. Liu pioneered DNA vaccines and bispecific antibodies and has received a number of international awards. Dr. Liu widely consults for companies and scientific governmental and non-governmental organizations such as the World Health Organization (WHO) through her activities as an individual and as Principal of ProTherImmune, and previously held positions of increasing responsibility at Merck & Co. and Chiron Corporation. She is currently a board member of Ipsen, where she chairs the Ethics and Governance Committee and is a member of the Innovation and Development Committee, and is a member of the board and President Emerita, of the International Society for Vaccines. She also serves on the board of MacroGenics and is a member the Science and Technology Committee. Previously she served on the boards of Transgéne, Sangamo Biosciences, Adjuvance Technologies and the United Nations Development Programme-established International Vaccine Institute and was Senior Advisor in Vaccinology at the Bill & Melinda Gates Foundation. Dr. Liu earned an M.D. from Harvard Medical School and completed an internship and residency in Internal Medicine followed by an Endocrinology Fellowship at Massachusetts General Hospital. She also served on the faculty of Harvard Medical School and was a Visiting Scientist at the Massachusetts Institute of Technology. She obtained a B.A. in Chemistry summa cum laude from Colorado College.

Ms. Anat Naschitz is a life science investor and entrepreneur, with over three decades of experience across biotech, pharmaceuticals, computational R&D, digital health and medical devices, in multiple therapy areas and stages. Throughout her career Ms. Naschitz has founded companies and nurtured them through success with public and private board involvement and investment. Currently, she is building 9vc, a novel lifescience fund. Ms. Naschitz co-founded and co-led OrbiMed Israel as part of the ± $17bn global healthcare investment firm and was previously with ± €65bn private equity firm Apax where she invested in healthcare companies. Companies Anat has nurtured and on whose boards she has served include 89bio (Nasdaq: ETNB), currently running two cardiometabolic Phase 3 trials, where she led the creation of the company as a pharma spinout and was instrumental in driving a public offering 18 months later, subsequently continuing to serve on the board and several committees; Azura Ophthalmics, in Phase 3 with a drug for Meibomian Gland Disorder which is the root cause behind most dry eye disease; ForSight Vision 6, running a pivotal trial with a truly Accommodating Intraocular Lens under a strategic alliance; TytoCare, a growth-stage company commercializing the Home Smart Clinic; and MDClone, commercializing a synthetic data and analytics platform. Earlier in her career, Ms. Naschitz was an Associate Partner with McKinsey in London, where she advised the senior management of leading pharmaceutical companies on strategy, acquisitions and spinouts. Sobi (STE: SOBI.ST) ultimately resulted from one such spinout. Ms. Naschitz earned her MBA at INSEAD and her LLB at Tel Aviv University.
Family Relationships
There are no family relationships among any of our executive board members or supervisory board members.
We continue to pursue a policy that reflects our commitment to equality at all levels of the Company. As of the date of this Annual Report, women are represented on both the Supervisory Board and the Executive Board and represent 55% of our total employees.

B. Compensation

Compensation of Supervisory Board and Executive Board Members
The aggregate compensation paid and benefits in kind granted by us to our current executive board members and supervisory board members, including share-based compensation, for the year ended December 31, 2024 was €5,044,400. The total amount set aside or accrued to provide pension, retirement or similar benefits was € 20,317 for the year ended December 31, 2024.
Pursuant to the “say on pay” regime applicable to companies listed on the regulated market of Euronext in Paris, the payment of compensation (whether fixed, variable or exceptional) attributed for a financial year to any member of the supervisory or executive board is subject to approval at the next ordinary general meeting. All payments of variable or exceptional compensation for the year ended December 31, 2024 detailed below are subject to approval at the annual combined shareholders’ meeting to be held to approve the financial statements for the year ended December, 2024.

Executive Board Compensation
The following table sets forth information regarding the compensation earned by our executive board members for service on our executive board during the year ended December 31, 2024.

Name	Fixed Compensation (€)	Bonus (€)	Stock Options (€)	All Other Compensation (€)	Total (€)
Dr. Laurent Levy, Ph.D.	460,000(1)	276,000(3)	1,268,333 (5)	20,317(6)	€2,024,650
Ms. Anne-Juliette Hermant	260,000(2)	117,000(3)	228,300(7)	—	€605,300
Mr. Bart Van Rhijn	420,478(2)(10)	179,754(3)(10)	456,600(8)	—	€1,056,823
Mr. Louis Kayitalire	415,000(2)	186,750(4)	405,867(9)	—	€1,007,617
(1) Compensation earned for his corporate office (Chairman of the executive board) that was set by the supervisory board.
(2) Compensation earned under an employment agreement.
(3) Reflects variable compensation which corresponds to an annual bonus up to 60% for Laurent Lévy and 45% for the other executive board members of the annual fixed compensation, to be assessed by the supervisory board against (i) performance criteria related to specific individual goals and (ii) individual leadership qualities, (iii) multiplied by the Company’s objectives’ performance. The Company’s objectives are proposed by the Executive Board, reviewed by the Appointments and Compensation Committee and approved by the Supervisory board. The level of achievement of said objectives is assessed by the Supervisory Board based on recommendations from the Appointments and Compensation Committee. In the case of over-performance of individuals and/or corporate goals as assessed through the same process, the final performance evaluation rated may go beyond the 100% with a cap at 150%.
Upon the Appointments and Compensation Committee’s and according to the 2024 compensation policy applicable to the mechanism relating to bonus with regard to the assessment of their respective performance, the final performance evaluation rated by the Appointments and Compensation Committee and validated by the Supervisory Board has been for (1) Laurent Levy to 100%, (2) Bart Van Rhijn to 95%, (3) Anne-Juliette Hermant to 100% and (4) Louis Kayitalire to 100%. Furthermore, the Supervisory Board has established the performance of the Company objectives to 100%. Therefore, the Supervisory Board has decided to submit to the approval of shareholders at the 2025 annual general assembly a final variable remuneration for Laurent Lévy, Bart Van Rhijn, Anne-Juliette Hermant and Louis Kayitalire for 2024 of, respectively 100%, 95%, 100% and 100% of their bonus.
(5) Reflects the valuation of 500,000 stock options granted during the year ended December 31, 2024.
(6) Reflects the value of premiums paid for an unemployment insurance policy with the Garantie Sociale des Chefs et Dirigeants d’Entreprise.
(7) Reflects the valuation of 90,000 stock options granted during the year ended December 31, 2024
(8) Reflects the valuation of 180,000 stock options granted during the year ended December 31, 2024
(9) Reflects the valuation of 160,000 stock options granted during the year ended December 31, 2024
(10) Amount converted into euros (1€ = $1,0821).
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
The shareholders’ general meeting held on May 28, 2024 set such compensation to an annual aggregate amount of up to €431,250 for the 2024 financial year and for each subsequent financial year, until a decision to the contrary is made by the shareholders of the Company at any further annual shareholders' meeting, as it might be the case in the 2025 annual shareholders’ meeting.
The supervisory board determines (within the range of limits set in the shareholders’ meeting) the amount awarded to each member and observer, if any, based on the principles described below:
(i) an amount not exceeding €112,500 for which thirty percent of the proceed is recommended to be used to acquire Nanobiotix’ stock on Euronext or Nasdaq, may be granted to the Chairman of the supervisory board;
(ii) an amount not exceeding €75,000 for which thirty percent of the proceed is recommended to be used to acquire Nanobiotix’ stock on Euronext or Nasdaq may be granted to the chairperson of the audit committee.
(iii) an amount not exceeding €67,500 for which thirty percent of the proceed is recommended to be used to acquire Nanobiotix’ stock on Euronext or Nasdaq may be granted to the chairperson of the appointments and compensation committee; and
(iv) an amount not exceeding €63,750 for which thirty percent of the proceed is recommended to be used to acquire Nanobiotix’ stock on Euronext or Nasdaq may be granted to a member of the supervisory board and of the audit committee.
(v) an amount not exceeding €40,000 for which thirty percent of the proceed is recommended to be used to acquire Nanobiotix’ stock on Euronext or Nasdaq may be granted to a member of the supervisory board and of the appointments and compensation committee.
(vi) an amount not exceeding €52,500 for which thirty percent of the proceed is recommended to be used to acquire Nanobiotix’ stock on Euronext or Nasdaq may be granted to each member of the supervisory board (excluding the Chairman but including the observer(s), if any);
Each of the members and observers, if any, of the supervisory board must attend 80% of all meetings of the supervisory board and committees of the supervisory board, as applicable, in order to receive this compensation.
The following table sets forth information regarding the compensation earned by our supervisory board members and our supervisory board observer for service on our supervisory board during the year ended December 31, 2024.

Name	Fees earned (€)	Additional fees earned (€)	Equity Incentives (€)	Total (€)
Dr. Gary Phillips	75,000	37,500	—	112,500
Ms. Anne-Marie Graffin	45,000	22,500	—	67,500
Dr. Alain Herrera, M.D.	40,000	20,000	—	60,000
Mr. Enno Spillner	50,000	25,000	—	75,000
Dr. Margaret Liu(1)	11,667	5,833	—	17,500
Ms. Anat Naschitz (1)	11,667	5,833	—	17,500
(1) Dr Margaret Liu and Ms Anat Naschitz were appointed as observers of the supervisory board. on 28 August 2024; their compensation is prorated accordingly. .

Unemployment Insurance
We purchased officer unemployment insurance (assurance perte d’emploi des dirigeants – GSC) for our Chairman of the executive board, Dr. Laurent Levy, for each of the 2022, 2023 and 2024 fiscal years, at an annual cost of €18,025, and €19,276, and €20,317 respectively.

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

Employment Agreement with Bart Van Rhijn
We have entered into an employment agreement with our Chief Financial and Business Officer and member of our executive board, Mr. Bart Van Rhijn, effective June 1, 2021. Under the employment agreement, Mr. Van Rhijn is entitled to an annual base salary of $390,668 in 2022 (and variable compensation in an amount up to 50%), $438,000 in 2023 (and variable compensation in an amount up to 40%) and $455,000 in 2024 (and variable compensation in an amount based on 45% of the annual base salary), depending on the achievement of specified performance objectives. The agreement provides for a 12-month non-compete period following the termination of employment. Unless the Company decides not to apply this non-compete provision by way of a waiver, Mr. Van Rhijn is entitled to compensation during the non-compete period at a rate equal to 80% of his annual base salary and variable compensation. Further, the agreement provides for an exclusivity undertaking during the term of the agreement, and a confidentiality undertaking for the term of the agreement and at all times thereafter. This employment agreement may be terminated by both Mr. Van Rhijn subject to a two-week notice period and by us with or without prior notice.
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

Employment Agreement with Anne-Juliette Hermant
On April 1, 2019, we entered into a permanent employment agreement (contrat à durée indéterminée) with our Chief People Officer and member of our executive board, Ms. Anne-Juliette Hermant. Ms. Hermant was entitled to an annual base salary of €210,000 in 2022 and 2023 (and variable compensation in an amount based on 50%), €260,000 in 2024 and variable compensation in an amount based on 45% of the annual base salary, depending on the achievement of specified performance objectives. The agreement provides for a 12-month non-compete period following the termination of employment. Unless the Company decides not to apply this non-compete provision by way of a waiver, Ms. Hermant is entitled to monthly compensation during the non-compete period of two-thirds of her gross monthly compensation for her last month of service with us. Further, the agreement provides for an exclusivity undertaking during the term of the agreement, and a confidentiality undertaking for the term of the agreement and 10 years thereafter. This employment agreement may be terminated by both Ms. Hermant and us under the conditions provided for by regulation and the collective labor agreement applicable to the employee, and subject to a three-month prior notice.
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

Employment Agreement with Louis Kayitalire
On August 1, 2023, we entered into a permanent employment agreement (contrat à durée indéterminée) with our Chief Medical Officer and member of our executive board, Mr. Louis Kayitalire. Mr. Kayitalire is entitled to an annual base salary of €400,000 in 2023 (and variable compensation in an amount based on 50%) and €415,000 in 2024, and variable compensation in an amount based on 45% of the annual base salary, depending on the achievement of specified performance objectives. The agreement provides for a 12-month non-compete period following the termination of employment. Unless the Company decides not to apply this non-compete provision by way of a waiver, Mr. Kayitalire is entitled to monthly compensation during the non-compete period of two-thirds of her gross monthly compensation for her last month of service with us. Further, the agreement provides for an exclusivity undertaking during the term of the agreement, and a confidentiality undertaking for the term of the agreement and 10 years thereafter. This employment agreement may be terminated by both Mr. Kayitalire and us under the conditions provided for by regulation and the collective labor agreement applicable to the employee, and subject to a three-month prior notice.
As Executive Board member, Mr. Kayitalire is entitled to a severance payment equal to (a) twelve months of his base salary and (b) the annual performance bonus to which the Executive Board member may be entitled for the year of their departure in case of an Event following a Change of Control. For more detailed information, see paragraph below titled “Severance payment in case of Change of Control.”
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
As of December 31, 2024, founders’ warrants, warrants, employee stock options and free shares were outstanding allowing for the issuance or purchase of an aggregate of 4,936,540 ordinary shares (assuming that such instruments’ vesting conditions are met) at a weighted average exercise price, if any, of €6.43 per ordinary share. This weighted average exercise price excludes free shares from the computation as an exercise price in that case does not apply.

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
As of December 31, 2024, the following types of founders’ warrants that we have issued are outstanding:

Grant	BSPCE 09-2014 (1)	BSPCE 2015-01 (1)	BSPCE 2015-03 (1)	BSPCE 2016 (1)	BSPCE 2016 Performance (1)	BSPCE 2017 Ordinary (1)	BSPCE 2017 (1)
Date of the shareholders' meeting	18-juin-14	18-juin-14	18-juin-14	25-juin-15	25-juin-15	23-juin-16	23-juin-16
Grant date	16-sept-14	10-févr-15	10-juin-15	02-févr-16	02-févr-16	07-janv-17	07-janv-17
Total number of BSPCE authorized	450,000	450,000	450,000	450,000	450,000	450,000	450,000
Total number of BSPCE granted	97,200	71,650	53,050	126,400	129,250	117,650	80,000
Starting date of the exercise of the BSPCE	September 16, 2015	February 10, 2016	June 10, 2016	February 2, 2017	February 2, 2016	January 7, 2017	January 7, 2017
BSPCE expiry date (2)	September 16, 2024	February 10, 2025	June 10, 2025	February 2, 2026	February 2, 2026	January 7, 2027	January 7, 2027
Exercise price per BSPCE	€18.68	€18.57	€20.28	€14.46	€14.46	€15.93	€15.93
Number of shares subscribed as of December 31, 2024	—	—	—	333	—	—	—
Total number of BSPCEs lapsed or cancelled as of December 31, 2024	97,200	3,900	25,700	29,250	31,150	20,600	—
Total number of BSPCEs outstanding as of December 31, 2024	—	67,750	27,350	96,817	98,100	97,050	80,000
Total number of shares available for subscription as of December 31, 2024	—	67,750	27,350	96,817	98,100	97,050	80,000
Maximum total number of shares that can be issued	—	67,750	27,350	96,817	98,100	97,050	80,000
(1) As of December 31, 2024, all outstanding BSPCEs may be exercised.
(2) See also “—Founders’ Warrants (BSPCE)—Term” and “—Founders’ Warrants (BSPCE)—Change in Control.”

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
As of December 31, 2024, the following types of warrants that we have issued are outstanding:

Grant	BSA 2014 (1)	BSA 2015-1 (2)	BSA 2015-2(a) (3)	BSA 2018-2 (4)	BSA 2019-1 (2)	BSA 2020 (2)	BSA 2021(a) (5)
Date of the shareholders meeting	June 18, 2014	June 18, 2014	June 18, 2014	May 23, 2018	May 23, 2018	April 11, 2019	November 30, 2020
Grant date	September 16, 2014	February 10, 2015	June 25, 2015	July 27, 2018	March 29, 2019	March 17, 2020	April 20, 2021
Total number of BSA authorized	100,000	100,000	100,000	140,000	140,000	500,000	650,000
Total number of BSA granted	14,000	26,000	64,000	5,820	18,000	18,000	48,103
Starting date of the exercise of the BSA	September 16, 2014	February 10, 2015	June 25, 2015	July 27, 2018	March 29, 2019	March 17, 2020	April 20, 2021
BSA expiry date(6)	September 16, 2024	February 10, 2025	June 25, 2025	July 27, 2028	March 29, 2029	March 17, 2030	April 20, 2031
Exercise price per BSA	€17.67	€17.67	€19.54	€16.10	€11.66	€6.59	€13.47
Number of shares subscribed as of December 31, 2024	—	—	—	—	—	—	—
Total number of forfeited or cancelled BSAs as of December 31, 2024	14,000	5,000	—	—	—	—	33,672
Total number of BSAs outstanding as of December 31, 2024	—	21,000	64,000	5,820	18,000	18,000	14,431
Total number of shares available for subscription as of December 31, 2024	—	—	—	—	—	—	14,431
Maximum total number of shares that can be issued	—	21,000	64,000	5,820	18,000	18,000	14,431
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
(6) See also “—Warrants (BSA)—Term” and “—Warrants (BSA)—Change in Control.”

Stock Options (OSA)
During the year 2024, we have granted stock options to our employees and the employees of our subsidiaries pursuant to the 2023 Stock Option Plan (“2023 Plan”), which was adopted by our executive board on July 20, 2023 and approved by our shareholders during the combined shareholders’ meeting held on June 27, 2023.
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
Unless a longer period is specified in the notice of grant or otherwise resolved by our executive board (as granting to a person a waiver on the continuous employment condition or accelerating a vesting notwithstanding the termination of the employment agreement), an employee stock option shall remain exercisable by the optionee or his or her assigns, to the extent vested, for six months following an optionee’s death, disability or termination from continuous employment with us. In the case of an “Incentive Stock Option” (as such term is defined in the Stock Option Plan), such period cannot exceed three months following an optionee’s termination from continuous employment.
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

As of December 31, 2024, the following types of stock options that we have issued are outstanding:

Grant	OSA 2016-1 P (1)	OSA 2016-2 (2)	OSA 2017 O (3)	OSA 2018 (4)	OSA 2019-1 (5)	OSA LLY 2019 (6)	OSA 2020 (7)	OSA 2021-04 O (8)	OSA 2021-04 P (9)	OSA 2021-06 P (10)	OSA 2021-06 O (11)	OSA 2022-06 P (12)	OSA 2022-06 O (13)	OSA 2023-01 O (14)	OSA 2024-01 O (15)
Date of the shareholders meeting	June 25, 2015	June 23, 2016	June 23, 2016	June 14, 2017	May 23, 2018	April 11, 2019	April 11, 2019	November 30, 2020	November 30, 2020	November 30, 2020	April 28, 2021	April 28, 2021	April 28, 2021	June 27, 2023	May 23, 2024
Grant date	February 2, 2016	November 3, 2016	January 7, 2017	March 6, 2018	March 29, 2019	October 24, 2019	March 11, 2020	April 20, 2021	April 20, 2021	June 21, 2021	June 21, 2021	June 22, 2022	June 22, 2022	July 20, 2023	May 23, 2024
Total number of stock options authorized	450,000	450,000	450,000	526,800	648,000	500,000	500,000	850,000	1,000,000	1,000,000	850,000	1,000,000	850,000	1,700,000	1,700,000
Total number of stock options granted	6,400	4,000	3,500	62,000	37,500	500,000	407,972	143,200	428,000	60,000	60,000	170,400	410,500	338,860	1,224,780
Starting date of the exercise of the stock options	February 2, 2017	November 3, 2017	January 8, 2018	March 7, 2019	March 30, 2021	October 24, 2019	March 11, 2021	April 20, 2022	April 20, 2022	June 21, 2022	June 21, 2022	June 22, 2023	June 22, 2023	July 20, 2023	May 23, 2024
Stock options expiry date(16)	February 2, 2026	November 3, 2026	January 7, 2027	March 6, 2028	March 29, 2029	October 24, 2029	March 11, 2030	April 20, 2031	April 20, 2031	June 21, 2031	June 21, 2031	June 22, 2032	June 22, 2032	July 20, 2033	May 23, 2034
Exercise price per stock option	€13.05	€14.26	€14.97	€12.87	€11.08	€6.41	€6.25	€13.74	€13.74	€12.99	€12.99	€4.16	€4.16	€5.00	€5.81
Number of shares subscribed as of December 31, 2024	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total number of stock options lapsed or cancelled as of December 31, 2024	6,000	—	3,000	12,000	12,750	—	39,265	104,668	82,400	—	—	37,320	24,167	20,000	3,240
Total number of stock options outstanding as of December 31, 2024	400	4,000	500	50,000	24,750	500,000	368,707	38,532	345,600	60,000	60,000	133,080	386,333	318,860	1,221,540
Maximum number of shares available for subscription as of December 31, 2024	400	4,000	500	50,000	24,750	—	368,707	38,532	—	—	60,000	—	286,750	106,288	—
Maximum total number of shares that can be issued	400	4,000	500	50,000	24,750	500,000	368,707	38,532	345,600	60,000	60,000	133,080	386,333	318,860	1,221,540

(1) All of the outstanding OSA 2016-1 Performance may be exercised
(2) All of the outstanding OSA 2016-2 may be exercised.
(3) All of the outstanding OSA 2017 Ordinary may be exercised.
(4) All of the outstanding OSA 2018 may be exercised, it being specified that the exercise of any OSA 2018 remains subject to the ongoing presence of the beneficiary within the Group.
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
(7) All of the outstanding OSA 2020 may be exercised, subject to the ongoing presence of the beneficiary within the Group.The satisfaction of this performance condition was acknowledged by the Executive Board, with the approval of the Supervisory Board, on March 17, 2021.
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
• an additional one-third of the OSA 2023-01 Ordinary as from June 20, 2025; and
• the balance, i.e., one-third of the OSA 2023-01 Ordinary as from June 20, 2026, subject to, for each increment, a continued service condition
(15) The outstanding OSA 2024-01 Ordinary may be exercised as follows:
• up to one-third of the OSA 2024-01 Ordinary as from May 23, 2025;
• an additional one-third of the OSA 2024-01 Ordinary as from May 23, 2026; and
• the balance, i.e., one-third of the OSA 2024-01 Ordinary as from May 23, 2027, subject to, for each increment, a continued service condition
(16) See also “ Stock Options (OSA) Term” and “—Stock Options (OSA)—Change in Control.”

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
Unless otherwise decided by our supervisory and executive boards, the AGA 2022 granted on June 22,2022 and the AGA 2023 - P1 and the AGA 2023 - P2 granted on June 27, 2023 are subject to continued service during the acquisition period (i.e., during a 2-year period starting from the allotment date of the AGA); it being specified that, failing such continued service, the beneficiary definitively and irrevocably loses his or her right to acquire the relevant AGA 2022 or AGA 2023 - P1 or AGA 2023 - P2.
In accordance with the AGA Plans, the executive board decided to lift, for one of our employees, the continued service condition to which the definitive acquisition of their AGA 2023-P1, and for two of our employees, the continued service condition to which the definitive acquisition of their AGA 2023-P2, as applicable, is subject, notwithstanding the termination of their employment agreement.
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
As of December 31, 2024, the following types of free shares that we have issued are outstanding:

Grant	AGA 2022 (1)	AGA 2023 - P1 (2)	AGA 2023 - P2 (3)
Date of the shareholders meeting	April 28, 2021	June 27, 2023	June 27, 2023
Grant date	June 22, 2022	June 27, 2023	June 27, 2023
Total number of free shares authorized	850,000	1,200,000	1,200,000
Total number of free shares granted	300,039	427,110	439,210
Date of acquisition (end of the acquisition period)	June 22, 2024	June 27, 2025	June 27, 2025
Duration of the holding period	1 year	1 year	1 year
Number of shares acquired as of December 31, 2024	293,523	—	—
Total number of free shares lapsed or cancelled as of December 31, 2024	6,516	34,650	15,750
Total number of free shares outstanding as of December 31, 2024	—	392,460	423,460
Maximum total number of shares that may be created	—	392,460	423,460
(1) The AGA 2022 granted to members of the executive board are conditioned upon the achievement of three of the six below events within the next 24-month period upon attribution:
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
•Submission to FDA of a Ph2 or Ph3 protocol for I-O combo with R3;
•EIB debt restructuring completed.
The satisfaction of at least three of the six events must be acknowledged by the executive board, with the approval of the supervisory board. Furthermore, the AGA 2022 will be subject to a one-year holding period starting at the end of the two-year acquisition period, i.e. starting June 22, 2024. The satisfaction of these conditions was acknowledged by the Executive Board January 31, 2024. The AGA 2022 were definitively acquired on June 22, 2024 and are subject to a one-year holding period that will end on June 22, 2025.
(2) The AGA 2023 P1 granted to members of the executive board are conditioned upon the achievement of three of the seven below events in the next 24 months upon attribution:
•Establish a collaboration / development deal with a pharma or industry (signed term sheet);
•Non-dilutive financing to reach interim readout;
•Double share price as compared to weighted average value of the first 6 months of 2023 or share price to outperform a biotech index over the next 12 months starting at attribution date;
•Launch a new trial I-O combo with NBTXR3;
•2 new trials launched by our partner(s);
•Complete half of the patients recruitment of 312 (to exceed the number needed for the Futility Analysis);
•Positive data in phase I pancreatic cancer allowing to consider moving into next clinical phase.
The satisfaction of each of this condition must be acknowledged by the executive board, with the prior approval of the supervisory board. Furthermore, the AGA 2023 P1 will be subject to a one-year holding period starting at the end of the two-year acquisition period, i.e. starting June 27, 2025. The definitive acquisition of the free shares is conditional on the beneficiaries' presence in the Group at the end of the vesting period. The satisfaction of these conditions was acknowledged by the Executive Board February 9, 2024.
(3) The AGA 2023 P2 granted to members of the executive board or employees are conditioned upon the achievement of the conditions below in the next 24 months upon attribution:
•Closing of a collaboration/development deal with the pharmaceutical partner mentioned in the press release of the Company issued on May 5, 2023; and
•The achievement of one of the two following events:
o the dosing of the 50th patient in the NANORAY-312 study; or
o the start by such pharmaceutical partner of a clinical trial in one indication.
The satisfaction of each of this condition must be acknowledged by the executive board, with the prior approval of the supervisory board. Furthermore, the AGA 2023 P2 will be subject to a one-year holding period starting at the end of the two-year acquisition period, i.e. starting June 27, 2025. The definitive acquisition of the free shares is conditional on the beneficiaries' presence in the Group at the end of the vesting period.The satisfaction of these conditions was acknowledged by the Executive Board February 9, 2024.
(4) See also “—Free Shares (AGA)—Vesting” and “—Free Shares (AGA)—Change In Control.”

Compensation recovery policy

In October 2022, the SEC adopted rules, pursuant to Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requiring national securities exchanges and national securities associations, such as Nasdaq, to amend their relevant listing standards no later than November 28, 2023 to require listed companies to adopt a written compensation recovery (clawback) policy providing for the recovery, in the event of a required accounting restatement, of incentive-based compensation received by the Chief Executive Officer and certain other “executive officers” as defined in Rule 10D-1(d) under the Exchange Act that is wholly or partially contingent on the attainment of financial performance criteria based on reported financial information that has been determined to be erroneous and has required restatement of the financial statements for accounting purposes. On September 21, 2023, our supervisory board adopted a written compensation recovery policy. That policy has been in force since 2023 with respect to executive officers, subject to compliance with applicable local laws and has been included as exhibit 97.1 to the report for the year ended December 31, 2023.
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
We currently have four members of the executive board. The following table sets forth the names of the members of the executive board, the year of their initial appointment as members of the executive board and the expiration date of their current term.

Name	Current Position	Year of Initial Appointment	Current Term Expiration Year
Dr. Laurent Levy, Ph.D.	Chairman	2004	2028
Mr. Bart Van Rhijn	Member	2021	2028
Ms. Anne-Juliette Hermant	Member	2019	2028
Mr. Louis Kayitalire	Member	2024	2028

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
We currently have four members of the supervisory board and two observers. The following table sets forth the names of the members of the supervisory board and of the observers, the year of their initial appointment as members or observer of the supervisory board and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Current Term Expiration Year (Annual Shareholders' Meeting to be called to approve the (Y-1) financial statements)
Dr. Gary Phillips	Chairman	2021	2029
Ms. Anne-Marie Graffin	Vice Chairwoman	2013	2028
Dr. Alain Herrera, M.D.	Member	2013	2028
Mr. Enno Spillner	Member	2014	2026
Dr. Margaret Liu	Observer	2024*	2030
Ms. Anat Naschitz	Observer	2024*	2030
*Nominations submitted for ratification at the Nanobiotix shareholders’ meeting
Supervisory Board Member Independence
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

The audit committee met four (4) times during the 2024 financial year.

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
The Appointments and Compensation Committee met four (4) times during the 2024 financial year.

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

D. Employees

As of December 31, 2024, we had 108 full-time employees. Of our full-time employees 77 are engaged in research and development and 31 hold a doctorate in medicine, pharmacy or science.
As of December 31, 2024, 99 of our employees were located in Europe and 9 of our employees were located in the United States. None of our employees is subject to a collective bargaining agreement.
We consider our relationship with our employees to be good.
E. Share Ownership
For information regarding the share ownership of our Supervisory and Executive Board members, see “Item 6B.Compensation” and “Item 7A. Major Shareholders.”

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 2, 2025 for:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
•each of our supervisory board members and executive board members; and
•all of our supervisory board members and executive board members as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of April 2, 2025. The percentage ownership information shown in the table is based upon 47,426,851 ordinary shares outstanding as of April 2, 2025. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to founders’ warrants, warrants, stock options and free shares held by that person that are immediately exercisable or exercisable within 60 days of April 2, 2025.
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

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number of shares	%	Number of voting rights	%
5% Shareholders
Johnson & Johnson Innovation-JJDC, Inc.(1)	5,623,816	11.86	5,623,816	11.43
Entities affiliated with Invus Public Equities, L.P.(2)	5,844,592	12.32	5,844,592	11.88
Qatar Investment Authority(3)	4,298,507	9.06	4,298,507	8.74
Supervisory Board and Executive Board Members:
Laurent Levy, Ph.D.(4)	1,824,331	3.85	2,783,391	5.66
Anne-Juliette Hermant (5)	299,451	0.63	349,451	0.71
Bart Van Rhijn(6)	310,761	0.66	310,761	0.63
Louis Kayitalire(7)	53,333	0.11	53,333	0.11
Alain Herrera, M.D.	—	[*]	—	[*]
Anne-Marie Graffin	—	[*]	—	[*]
Gary Phillips	—	[*]	—	[*]
Enno Spillner	—	[*]	—	[*]
All Supervisory Board and Executive Board members as a group (8 persons)	2,487,876	5.25	3,496,936	7.11

* Represents beneficial ownership of less than 1%.
(1)Consists of 5,623,816 restricted ADSs. Amounts beneficially owned by entities affiliated with JJDC were reported pursuant to a Schedule 13G/A filed with the SEC on November 16, 2023 by such entities. The registered office of JJDC is 410 George Street, New Brunswick, NJ 08901.
(2)Consists of 5,844,592 ordinary shares. Amounts beneficially owned by entities affiliated with Invus Public Equities, L.P. (“Invus”).
(3)Consists of 4,298,507 ADSs. Amounts beneficially owned by the Qatar Investment Authority were reported pursuant to a Schedule 13G filed with the SEC on February 8, 2024 by the Qatar Investment Authority. The registered office of the Qatar Investment Authority is Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, P.O. Box 23224, Qatar.
(4)Consists of 1,289,060 ordinary shares and 535,271 ordinary shares issuable upon exercise of founders’ warrants, stock options and free shares. To the knowledge of the Company, Laurent Levy has pledged 1,289,060 ordinary shares.
(5)Consists of 175,000 ordinary shares and 124,451 ordinary shares issuable upon exercise of stock options and free shares.
(6)Consists of 128,964 ordinary shares and 181,796 ordinary shares issuable upon exercise of stock options and free shares.
(7)Consists of 53,333 ordinary shares issuable upon exercise of stock options.

According to a disclosure made to the French AMF, Baillie Gifford & Co acting in behalf of funds that it manages, declared that it had crossed, in the downward direction, the threshold of 5% of the share capital and voting right of the Company.
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
Shareholders in the United States
As of December 31, 2024, we estimate that approximately 26% of our outstanding ordinary shares were held in the United States.

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
Equity Awards
Since January 1, 2025, we have not granted equity awards to any of our directors and executive officers.
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
As of December 31, 2024, Johnson & Johnson Innovation – JJDC, an affiliate of Janssen, beneficially owns approximately 11.86% of the outstanding ordinary shares of Nanobiotix. In addition, Nanobiotix and Janssen are parties to the Janssen Agreement, the “TSA”, and the “AAA”, each as described in this Annual Report. Accordingly, Janssen may be considered a related party of Nanobiotix. Payments to Nanobiotix by Janssen during the year ended December 31, 2024 pursuant to the foregoing agreements are discussed in “Note 16 - Revenues and other income” and “Note 24 - Related Parties” to the audited financial statements included in this Annual Report.

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
Upon recommendation of our executive board, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders. The amount of our share capital plus the amount of our legal and other reserves which may not be distributed was equal to €1.4 million on December 31, 2024. Moreover, the statutory accumulated deficit of Nanobiotix S.A. is €300.7 million as of December 31, 2024.
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
Although the matter is not free from doubt, we do not believe that we were a PFIC for the taxable year ended December 31, 2024. However it is possible that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024 and potentially future taxable years No assurances may be given at this time as to our PFIC status for the taxable year ending December 31, 2025 or subsequent taxable years. The PFIC status must be determined annually and therefore is subject to change. Because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of our income (including whether reimbursements of certain refundable research tax credits may constitute gross income for purpose of the PFIC income test), as well as on the market valuation of our assets (which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may fluctuate substantially) and our spending schedule for our cash balances, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we were a PFIC for the taxable year ended December 31, 2024 or that the IRS will agree with our position regarding our PFIC status. If we are a PFIC during any taxable year in which you hold ADSs, then the remainder of the discussion under “Taxation—Material U.S. Federal Income Tax Considerations,” outside of this “—PFIC Considerations” portion may also be relevant to you. U.S. holders should consult their tax advisors as to the applicability of the PFIC rules.
A U.S. holder that holds ADSs during any taxable year in which we qualify as a PFIC is subject to special tax rules with respect to (a) any gain realized on the sale, exchange or other disposition of the ADSs and (b) any “excess distribution” by the corporation to the holder, unless the holder elects to treat the PFIC as a “qualified electing fund” or “QEF”, or makes a “mark-to-market” election, each as discussed below. An “excess distribution” is that portion of a distribution with respect to ADSs that exceeds 125% of the annual average of such distributions over the preceding three-year period or, if shorter, the U.S. holder’s holding period for its ADSs. Excess distributions and gains on the sale, exchange or other disposition of ADSs of a corporation which was a PFIC at any time during the U.S. holder’s holding period are allocated ratably to each day of the U.S. holder’s holding period. Amounts allocated to the taxable year in which the disposition occurs and amounts allocated to any period in the shareholder’s holding period before the first day of the first taxable year that the corporation was a PFIC will be taxed as ordinary income (rather than capital gain) earned in the taxable year of the disposition. Amounts allocated to each of the other taxable years in the U.S. holder’s holding period are not included in gross income for the year of the disposition, but are subject to the highest ordinary income tax rates in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to income tax deficiencies will be imposed on the resulting tax attributable to each year. The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs cannot be treated as capital, even if a U.S. holder held such ADSs as capital assets.
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
If we are or become a PFIC, the excess distribution rules may be avoided if a U.S. holder makes a QEF election effective beginning with the first taxable year in the holder’s holding period in which we are treated as a PFIC with respect to such holder. A U.S. holder that makes a QEF election with respect to a PFIC is required to include in income its pro rata share of the PFIC’s ordinary earnings and net capital gain as ordinary income and capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Cessation of a foreign corporation’s status as a PFIC will not terminate a QEF election and if the corporation becomes a PFIC again, an annual income inclusion may be required.
In general, a U.S. holder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed (taking into account any extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. In certain circumstances, a U.S. holder may be able to make a retroactive QEF election. A QEF election can be revoked only with the consent of the IRS. In order for a U.S. holder to make a valid QEF election, the non-U.S. corporation must annually provide or make available to the holder certain information. For any taxable year in which we are a PFIC, we will determine whether we will provide to U.S. holders the information required to make a valid QEF election. However, There can be no assurance that we will make such information available for any taxable year in which we are or may be a PFIC.
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
The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the ADSs cease to meet applicable trading requirements (described below) or the IRS consents to its revocation. The excess distribution rules generally do not apply to a U.S. holder for taxable years for which a mark-to-market election is in effect. If we are a PFIC for any year in which the U.S. holder owns ADSs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. Generally, if a foreign corporation ceases to be a PFIC, the U.S. holder’s mark-to-market election would no longer require the income inclusion described above. However, the cessation of a foreign corporation’s status as a PFIC will not terminate a mark-to-market election and if the corporation becomes a PFIC again, mark-to-market income inclusions may be required.
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
If we are a PFIC, then under attribution rules, U.S. holders of our ADSs will be deemed to own their proportionate shares of our subsidiaries that are PFICs, if any. Like the determination of whether we are a PFIC, the determination of whether any of our subsidiaries is or will become a PFIC is made annually at the end of each taxable year. Assuming a U.S. holder does not receive from such a PFIC subsidiary the information that the U.S. holder needs to make a QEF election with respect to such a subsidiary, a U.S. holder generally will be deemed to own a portion of the shares of such lower-tier PFIC and may incur liability for a deferred tax and interest charge if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. holder otherwise is deemed to have disposed of an interest in, the lower-tier PFIC, even though the U.S. holder has not received the proceeds of those distributions or dispositions directly. There is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC, or that we will cause the lower-tier PFIC to provide the required information for a U.S. holder to make and maintain a QEF election with respect to the lower-tier PFIC. In addition, a mark-to-market election generally would not be available with respect to such a lower-tier PFIC and, consequently, if you make a mark-to-market election with respect to our ADSs, you could be subject to the PFIC rules with respect to income of lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. holders are advised to consult with their tax advisors regarding the tax issues raised by lower-tier PFICs.

U.S. holders are urged to consult their tax advisors as to our status as a PFIC, and, if we are treated as a PFIC, as to the effect on them of, and the reporting requirements with respect to, the PFIC rules and the desirability of making, and the availability of, either a QEF election or a mark-to-market election with respect to our ADSs.

Taxation of Dividends
U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder, you must include in your gross income the gross amount of any distributions of cash or property (other than certain pro rata distributions of ADSs) with respect to ADSs, to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder must include the dividend as ordinary income at the time of actual or constructive receipt. The amount of any dividend income paid in Euro will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain from the sale or exchange of such ADSs. Notwithstanding the foregoing, we do not intend to maintain calculations of our earnings and profits as determined for U.S. federal income tax purposes. Consequently, distributions generally will be reported as dividend income for U.S. information reporting purposes. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
Subject to the PFIC rules described above under “—PFIC Considerations,” dividends paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) such non-U.S. corporation is eligible for the benefits of certain U.S. treaties or the dividend is paid by such non-U.S. corporation with respect to stock that is readily tradable on an established securities market in the United States, (b) the U.S. holder receiving such dividend is an individual, estate, or trust, (c) such dividend is paid on shares that have been held by such U.S. holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date,” and (d) we are not a PFIC in the year of the dividend or the immediately preceding year. If the requirements of the immediately preceding sentence are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. holder, including a U.S. holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). As discussed above under “—PFIC Considerations,” it is possible that we were a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2024 and that we may be a PFIC for the current or future taxable years. The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the dividend rules.
The amount of the dividend will include any amounts withheld by the Company in respect of French taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury and the Foreign Tax Credit Regulations (as defined below), French income taxes withheld from dividends on ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. holder’s U.S. federal income tax liability. U.S. holders should consult their tax advisors regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on ADSs or ordinary shares.
Dividends received generally will be income from non-U.S. sources, which may be relevant in calculating your U.S. foreign tax credit limitation. Such non-U.S. source income generally will be “passive category income,” or in certain cases “general category income” or “foreign branch income”, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. Further, certain Treasury regulations addressing foreign tax credits, or the "Foreign Tax Credit Regulations, " impose additional requirements for foreign taxes to be eligible for a foreign tax credit if the relevant taxpayer does not elect to apply the benefits of an applicable income tax treaty, and there can be no assurance that those requirements will be satisfied. Recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules with respect to the foreign tax credit are complex and involve the application of rules that depend upon a U.S. holder’s particular circumstances. You should consult your own tax advisor to determine the foreign tax credit implications of owning the ADSs, including under the Foreign Tax Credit Regulations.
Non-U.S. Holders. If you are a non-U.S. holder, dividends paid to you generally will not be subject to U.S. income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder (other than with respect to the Medicare Tax described below). If you are a corporate non-

U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Sale, Exchange or other Disposition of ADSs
U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder and you sell, exchange or otherwise dispose of your ADSs, you generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the value of the amount realized and your tax basis in your ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if you have held the ADSs for more than one year. Long-term capital gains of U.S. holders who are individuals (as well as certain trusts and estates) are generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations. As discussed above under “—PFIC Considerations,” it is possible that that we were a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2024 (and that we may be a PFIC for the current or future taxable years).
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
In the first case, the non-U.S. holder will be taxed in the same manner as a U.S. holder (other than with respect to the Medicare Tax described below). In the second case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such non-U.S. holder’s U.S.-source capital gains exceed such non-U.S. holder’s U.S.source capital losses.
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

Material French Income Tax Considerations
The following describes the material French income tax consequences to U.S. Holders (as defined below for the purposes of this section) of purchasing, owning and disposing of the ADSs.
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
In particular, the finance bill for 2025 (loi de finances pour 2025) enacted on February, 2025 contains certain measures that affect the French taxation of U.S. holders purchasing, owning and disposing of ordinary shares or ADSs.
This summary does not constitute legal opinion or tax advice. U.S. holders are advised to consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of ordinary shares or the ADSs in light of their particular circumstances, including the effect of any U.S. federal, state, local or other national tax laws.
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

Financial Transactions Tax
Pursuant to Article 235 ter ZD of the French Tax Code (Code général des impôts), or the FTC, purchases of certain securities issued by a French company, including ADSs, which are listed on a regulated market of the EU or a foreign regulated market formally acknowledged by the AMF (in each case within the meaning of the French Monetary and Financial Code, or the FMFC), provided inter alia that the issuer’s market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year, are subject in France to a tax on financial transactions, or the TFT, at a rate of 0.3% until March 31, 2025, and then at a 0.4% rate as from April 1, 2025 (pursuant to Article 98 of the finance bill for 2025).
A list of French relevant companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the French Tax Code is published annually by the French tax authorities, and could be amended at any time. Pursuant to the French tax authorities' guidelines BOI-ANNX-000467-23/12/2024 issued on December 23, 2024,.Nanobiotix is currently not included in such list given our market capitalization did not exceed €1 billion. Please note that such list may be updated from time to time, or may not be published anymore in the future.
As a result, the ADSs are not currently within the scope of the TFT. Purchases of Nanobiotix’s ADSs may however become subject to the TFT if Nanobiotix’s market capitalization exceeds €1.0 billion.

Registration Duties
In the case where the TFT is not applicable, (1) transfers of shares issued by a French company which are listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (acte) executed either in France or outside France, whereas (2) transfers of shares issued by a French company which are not listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% notwithstanding the existence of a written statement (acte).
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

Wealth Tax
The French wealth tax (impôt de solidarité sur la fortune) has been repealed by the finance bill for 2018 (loi de finances pour 2018) dated December 30, 2017. It used to apply only to individuals and did not generally apply to securities as ADSs, held by a U.S. Holder who is a resident pursuant to the provisions of the Treaty, provided that such U.S. Holder did not own directly or indirectly more than 25% of the issuer’s financial rights.
Since January 1, 2018, it has been replaced by a new real estate wealth tax (impôt sur la fortune immobilière), which applies only to individuals owning French real estate assets or rights, directly or indirectly through one or more legal entities and whose net taxable assets amount to at least €1,300,000.
French real estate wealth tax may only apply to U.S. individual to the extent such individual holds, directly or indirectly, financial rights into a company the assets of which comprise French real estate assets that are not allocated to its operational activity. Such financial rights may be taxable for the fraction of their value representing the French real estate that are not allocated to an operational activity. In any case, pursuant to Article 965, 2° of the FTC, shares of an operating company holding French real estate assets in which the relevant individual holds, directly and indirectly, less than 10% of the share capital or voting rights are exempt from real estate wealth tax.

Taxation of Dividends
Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 25% for payment benefiting legal entities or persons who are the beneficial owners and are not tax residents. Such withholding tax may be reduced to 12.8% for dividends benefitting individuals.who are the beneficial owners and are not French tax residents. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, other than those mentioned in 2° of 2 bis of the same Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories. The list of non-cooperative State or territory is published by decree and is in principle updated annually.
However, eligible U.S. Holders, other than individuals subject to the French withholding tax at a rate of 12.8%, entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 12.8%, 25% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).
Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. Holder who is a U.S. resident as defined pursuant to the provisions of the Treaty and whose ownership of ordinary shares or the ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. Holder has in France, is generally reduced to 15%, or to 5% if such U.S. Holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. Holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any.
For U.S. Holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the “Limitation on Benefits” provision of the Treaty, are complicated, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. Holders are advised to consult their own tax advisers regarding their eligibility for Treaty benefits in light of their own particular circumstances.
In the event that dividends are paid by Nanobiotix, dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates of 5% or 15% provided that:
•such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with treaty forms (Form 5000).
Otherwise, dividends paid to a U.S. Holder that is a legal person or another legal entity and has not filed Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 25%, or 75% for any U.S. Holder if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC other than those mentioned in 2° of 2 bis of the same Article 238-0 A of the FTC) (unless the company proves that neither the purpose nor the effect of paying the dividend in that State or territory are that of allowing, with the intent of tax evasion or avoidance, their location in such a State or territory), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Forms 5000 and 5001 (due to recent case law regarding status of limitation for filing a withholding tax claim; U.S. Holders are advised to consult their own tax advisors in this respect).
Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.
Forms 5000 and 5001, together with appropriate instructions, will be provided by the depositary to all U.S. Holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. Holders of ordinary shares or ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to obtain immediately a reduced withholding tax rate. Otherwise, the depository must withhold tax at the full rate of 25% or 75%, as applicable. In that case, the U.S. Holders may claim a refund from the French tax authorities of the excess withholding tax.

Since the withholding tax rate applicable under French domestic law to U.S. Holders who are individuals does not exceed the cap provided in the Treaty (i.e., 15%), the 12.8% rate shall apply, without any reduction provided under the Treaty (except in the particular situation when the dividends are paid to such U.S. holders out of France in a non-cooperative State or territory as defined in Article 238-0 A of the FTC other than those mentioned in 2° of 2 bis of the same Article 238-0 A of the FTC and are subject to the 75% withholding tax in France).

In addition, please note that pursuant to Article 235 quater of the FTC (introduced by the French finance bill No. 2019-1479 for 2020) and under certain specific conditions,(in particular, in addition to certain reporting obligations, the interest held in the distributing company must not enable the beneficiary to participate effectively in the management or control of that company and the beneficiary company is located in a country that has signed an administrative assistance agreement with France to combat tax evasion and avoidance, as well as an administrative assistance agreement on tax collection, and that is not a non-cooperative country), a corporate U.S. Holder which is in a tax loss position or which tax result is nil due to offset of tax losses (French Administrative Supreme Court,

October 18, 2022, n°466329)for the fiscal year during which the dividend is received may be entitled to a deferral regime, and to obtain a withholding tax refund. Furthermore subject to certain. The tax deferral ends in respect of the first financial year during which this U.S. Holder is in a profit making position, as well as in the cases set out in Article 235 quater of the FTC. The refund must be claimed within the same period applicable to claim related to taxes other than local taxes. Also, pursuant to Article 235 quinquies of the FTC and under certain conditions, a corporate U.S. Holder may compute be entitled to a refund of a fraction of the withholding taxon a net basis (i.e., after deduction of expenses) and obtain a partial, up to the difference between the withholding tax refund paid (on a gross basis) and the withholding tax based on the dividend net of the expenses incurred for the acquisition and conservation directly related to the income, provided (i) that these expenses would have been tax deductible had the U.S. Holder been established in France, and (ii) that the tax rules in the United States do not allow the U.S. Holder to offset the withholding tax.

Given the special features of the ADSs, U.S. Holders are urged to consult their own tax advisor about the possible application to ADSs of such provisions in light of their own circumstances.

Tax on Sale or Other Disposition
As a matter of principle, under French tax law, a U.S. Holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by us of ADSs, provided that all of the following apply to such U.S. holder:

•it is not a French tax resident for French tax purposes and
•it has not held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives; and
•it has not transferred ordinary shares or ADSs as part of redemption by Nanobiotix, in which case the proceeds may under certain circumstances be partially or fully characterized as dividends under French domestic law and, as result, be subject to French dividend withholding tax. As an exception, a U.S. Holder, established, domiciled or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC other than those mentioned in 2° of 2 bis of the same Article 238-0 A of the FTC should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds.
In case an applicable double tax treaty between France and the U.S. Holder country of residence contains more favorable provisions, a U.S. Holder may not be subject to any French income tax or capital gains tax in case of sale or disposal of any ordinary shares or ADSs of Nanobiotix even if one or more of the above mentioned statements are not applicable.
Particularly, a U.S. Holder who is a U.S. tax resident for purposes of the Treaty and is entitled to Treaty benefit will not be subject to French tax on any such capital gain unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. U.S. Holders who own ordinary shares or ADSs through U.S. partnerships that are not residents for Treaty purposes are advised to consult their own tax advisors regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. Holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC) and has held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives, will be subject to a levy in France at the rate of 25%), if such U.S. Holder is a legal person, or 12.8%, if such U.S. Holder is an individual.
U.S. Holders who are individuals may claim a refund from the French tax authorities of the amount of the levy that exceeds the income tax they would have been liable to pay had they been domiciled in France.
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

F. Dividends and Paying Agents
Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display
We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our supervisory and executive board members and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we file with the SEC an Annual Report containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we submit semi-annual interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K.
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

I. Subsidiary Information
Not applicable.

J. Annual Report to Security holders
To the extent we are required to furnish an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk
We use the euro as our functional currency and the substantial majority of our operations are denominated in euros. Exposure to foreign currency exchange risk is mainly derived from certain of its revenue. Under the Global License Agreement with Janssen, and the Asia Licensing Agreement (former LianBio contract), the Company has received payments in U.S dollars. Additionally, the Company is also exposed through intragroup transactions between Nanobiotix S.A. and its U.S. subsidiaries, for which the functional currency is the U.S. dollar, as well as trade relations with customers and suppliers outside the euro zone.
As of the date of this Annual Report, we have not used hedging to protect our business against exchange rate fluctuations. However, a significant increase in business activity in jurisdictions in which currencies other than the euro are used could lead to greater exposure to currency risk. As of December 31, 2024, we recorded net foreign exchange gains for an amount of €3 million, compared to net foreign exchange losses of €2.1 million as of December 31, 2023, mainly related to the HSBC bank accounts and term deposit transactions denominated in U.S. dollars and favorable currency exchange movements.

Interest Rate Risk
Our exposure to interest rate risk is primarily related to our cash equivalents and investment securities, which consist of term deposit transactions. We had cash and cash equivalents of €49.7 million as of December 31, 2024 compared to €75.3 million and €41.4 million respectively as of December 31, 2023 and December 31, 2022, which amounts at each date consisted of bank accounts and short-term deposits. Changes in interest rates have a direct impact on the interest earned from these investments and the cash flows generated; however, historical fluctuations in interest income have not been significant.
As of December 31, 2024 loans issued by the Company are exclusively fixed rate loans and thus our exposure to interest rate and market risk is deemed low.
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
As of December 31, 2024, we had cash and cash equivalents of €49.7 million. In addition, as of March 17, 2025, we signed an amendment to the Janssen Agreement (Refer to Note 25 – Subsequent events to the financial statements included elsewhere in this annual report), allowing to strengthen the Company’s financial position, to reduce its operational cash burn and to extend the Company’s cash runway into mid-2026. Our current level of cash and cash equivalents combined with the signature of the aforementioned amendment are expected to be sufficient to meet our projected financial obligations and fund our operations beyond the next twelve months from the date of this Annual Report.
The Company plans to pursue additional possible liquidity through non-dilutive financing such as royalty financing, new business development partnerships, collaborative or strategic alliances, additional financing through public or private offerings of capital or debt securities, and through the implementation of cash preservation activities to reduce or defer discretionary spending.
There are no assurances that our efforts to meet our operating cash flow requirements will be successful. If our current cash and cash equivalent as well as our plans to meet our operating cash flow requirements are not sufficient to fund necessary expenditures and meet our obligations as they come due, our liquidity, financial condition, and business prospects will be materially affected.
As of October 2023, we were no longer subject to the minimum cash and cash equivalents covenant under the EIB loan (See Note 4.4. - Financing Agreement with the European Investment Bank (“EIB”) to the financial statements included elsewhere in this annual report).

Credit risk
Credit risk arises from cash and cash equivalents, derivative instruments and deposits with banks and other financial institutions as well as from exposure to customer credit, in particular unpaid receivables and transaction commitments.
The credit risk related to cash and cash equivalents and to current financial instruments is not material given the quality of the relevant financial institutions. Our exposure to credit risk chiefly stems from trade receivables for two customers (LianBio and Janssen) as of December 31, 2024. Due to the limited number of customers, we appropriately monitors receivables and their payment and clearance. We enter into such transactions only with highly reputable, financially sound counterparts.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering
On December 15, 2020, we sold 7,300,000 new ordinary shares, including 5,445,000 ADSs, each representing one ordinary share, nominal value €0.03, in our initial public offering in the United States (the “U.S. Offering”) at a price of $13.50 per ADS and 1,855,000 ordinary shares in a concurrent offering of ordinary shares in certain jurisdictions outside of the United States to certain investors (the “European Offering” and, together with the U.S. Offering, the “Global Offering”) at a corresponding offering price of €11.14 per ordinary share, for aggregate gross proceeds of $98.6 million. On December 18, 2020, in connection with the exercise by the underwriters of their option to purchase additional shares, we sold an additional 1,095,000 ADSs at the public offering price of $13.50 per ADS resulting in additional gross proceeds of $14.8 million. We incurred aggregate underwriting discounts of $7.9 million and expenses of $5.0 million, resulting in net proceeds to us of $100.4 million. The net proceeds from this global offering have been used and are expected to continue to be used as described in the final prospectus filed with the U.S. Securities and Exchange Commission on December 11, 2020. No payments were made directly or indirectly to any executive or supervisory board member of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates. The offering commenced on December 10, 2020 and did not terminate before all of the securities registered in the registration statement were sold. Jefferies LLC acted as global coordinator and joint book-running manager for this global offering, and Evercore Group, L.L.C. and UBS Securities LLC acted as joint book-running managers for the U.S. Offering. Gilbert Dupont acted as manager for the European Offering.

ITEM 15. CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures
Our management, with the participation of our Chairman of the Executive Board (principal executive officer) and our chief financial and business officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F.
Based on the foregoing, our Chairman of the Executive Board (principal executive officer) and chief financial officer (principal financial officer) have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.
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
Under the supervision and with the participation of our management, including our Chairman of the Executive Board (principal executive officer) and our chief financial and business officer (principal financial officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the guidelines established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on that assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles.
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
Remediation of Previously Reported Material Weaknesses
As previously disclosed in “Item 15 — Controls and Procedures” of our Annual Reports on Form 20-F for the years ended December 31, 2022 and December 31, 2023, our management identified deficiencies in our internal control over financial reporting that constituted a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Description of Previous Deficiencies
For the year ended December 31, 2022, our management identified a material weakness related to a lack of supervisory personnel with the appropriate level of technical accounting experience and training to comply with International Financial Reporting Standards and with SEC reporting obligations, and sufficient processes and procedures, particularly in the areas of complex, judgmental areas such as assessing the company’s ability to continue as a going concern and the valuation of complex debt instruments.
Despite remediation efforts during 2023, our management concluded that our internal control over financial reporting was not effective for the year ended December 31, 2023 because of the recurring existence of a material weakness in internal control over financial reporting related to a lack of supervisory personnel with the appropriate level of technical accounting experience and training to comply with International Financial Reporting Standards, and a lack of sufficient processes and procedures, including oversight of advisors, particularly in complex and judgmental areas such as assessing the IFRS accounting treatment for licensing agreements, securities purchase agreements, and novation agreements.
Remediation Activities
Throughout 2023 and 2024, management implemented an extensive and actionable remediation plan to address the material weakness as noted above.
Enhance in-house expertise and continuous training
The Company recruited additional accounting and finance team members with appropriate knowledge and experience and implemented a comprehensive training program to increase technical skills and to allow regulations and normative intelligence, to comply with International Financial Reporting Standards and with SEC reporting obligations.
Improve the level of analysis, monitoring and anticipation of key subjects
The Company improved its level of analysis and monitoring of its key closing topics, including on financial risk or any topic involving significant judgment and estimates, such as assessing the accounting treatment for licensing agreements, and the measurement of fair value of financial instruments, by structuring internal management reviews processes and by strengthening related documentation.
Systematic reviews and oversight of third-party advisors
The Company implemented systematic ad cross-functional reviews and supervision of proposed technical analysis provided by third-party experts, particularly in the areas of complex and judgmental areas.
As the Company continues to evaluate and work to improve its internal control over financial reporting, it may determine to take additional measures in addition to or to modify certain of the remediation measures described above.
Supported by the remediation of the prior year material weakness and management’s assessment that internal control over financial reporting is effective as of December 31, 2024, our management, under the supervision and with the participation of Chairman of the Executive Board (principal executive officer) and of our chief Financial and Business Officer (principal financial officer), believe that the consolidated financial statements contained in this Annual Report as of December 31, 2024 present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS Accounting Standards.

Conclusion

The Management, under the supervision and with the participation of Chairman of the Executive Board (principal executive officer) and of our chief Financial and Business officer (principal financial and business officer), concluded that, due to the design, implementation and operating effectiveness of the controls described above over a sufficient period of time, and confirmed through testing of the controls, the previously identified material weakness have been remediated as of December 31, 2024.
C. Attestation Report of the Registered Public Accounting Firm
Because we qualify as an emerging growth company under the JOBS Act, this Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as required by Section 404(b) of the Sarbanes Oxley Act of 2002.
D. Changes in Control over Financial Reporting
Other than the remediation activities described above, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG SA has served as our independent registered public accounting firm for 2024. Ernst & Young et Autres, or Ernst & Young, has served as our independent registered public accounting firm for 2022 and 2023. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended December 31,
(in thousands of euros)	2024	2023	2022
Audit Fees	684	747	756
Audit-Related Fees	14	166	70
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	698	913	826
The Audit Fees 2024 above mentioned only related to KPMG SA.
Additional fees for Ernst & Young in connection with the statutory audit of the 2023 financial statements amounted to €138 thousand and were recorded in 2024 period as incurred.
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

Audit and Non-Audit Services Pre-Approval Policy
Under French law applicable to the Company as a foreign private issuer, the audit committee’s responsibilities or powers with respect to appointing, setting compensation of the independent registered public accounting firm matter may be advisory. The audit committee has responsibility for overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the audit committee, it requires specific pre-approval by the audit committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the audit committee. All audit and non-audit services rendered by our independent registered public accounting firm in 2024 were pre-approved by the audit committee.
Pursuant to its pre-approval policy, the audit committee may delegate its authority to pre-approve services to the chairperson of the audit committee. The decisions of the chairperson to grant pre-approvals must be presented to the full audit committee at its next scheduled meeting. The audit committee may not delegate its responsibilities to pre-approve services to the management.
The audit committee has considered the non-audit services provided by KPMG SA as described above and believes that they are compatible with maintaining KPMG SA’s independence as our independent registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
The terms of office of ‘Ernst & Young et Autres’, independent statutory auditor of the Company since 2012 expired at the end of the Annual Shareholders’ Meeting held as of May 28, 2024.
The selection procedure of the statutory auditor newly appointed by the Annual Shareholders’ Meeting held as of May 28, 2024 was overseen by the Audit Committee, approved by the Executive Board and endorsed by the Supervisory Board. Following the Executive Board’s decision and the Supervisory Board’s approval, the Annual Shareholders’ Meeting held as of May 28, 2024 appointed KPMG SA as new statutory auditor for a 6-year term, i.e. until the Annual Shareholders’ Meeting to be held in 2030, which will be convened to approve the financial statements for the year 2029.
The reports of Ernst & Young et Autres on the consolidated financial statements for each of the years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that the report for the year ended December 31, 2022 included an explanatory paragraph on the Company’s ability to continue as a going concern. During each of the years ended December 31, 2023 and 2022 and the subsequent period preceding Ernst & Young et Autres departure::
•As described in Item 16.F.(a)(1)(iv) of the Instructions to Form 20-F and the instructions to Item 16.F, there were no “disagreements” between Nanobiotix and Ernst & Young et Autres on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement(s), if not resolved to Ernst & Young et Autres’ satisfaction, would have caused Ernst & Young et Autres to make reference to the subject matter of the disagreement(s) in connection with its report; and
•As defined in Item 16.F(a)(1)(v) of the Instructions to Form 20-F, there were no “reportable events”, except as it relates to the identification of a material weakness in internal control over financial reporting as disclosed in Item 15.B of the Company’s 2022 Annual Report and Item 15.B of the Company's 2023 Annual Report.
During the Company’s two most recent fiscal years, and any subsequent interim period prior to engaging KPMG SA, neither the Company, nor anyone on its behalf, has consulted KPMG SA regarding:
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
–or any matter that was either the subject of a disagreement (as described in Item 16.F(a)(1)(iv) of Form 20-F) and the related instructions to this Item) or a reportable event (as defined in Item 16.F(a)(1)(v) of Form 20-F)
A copy of Ernst & Young et Autres’ letter, dated April 24, 2024, was filed as Exhibit 15.2 to the Annual Report on Form 20-F filed with the SEC on April 24, 2024.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J. INSIDER TRADING POLICY
We are committed to compliance with laws and regulations, including regulation as the EU Market Abuse Regulation 2014/596 (“MAR”). We have adopted an insider trading policy that governs the purchase, sale, and other dispositions of the Company’ securities by supervisory and executive board members, management, and employees that is reasonably designed to promote compliance with MAR and applicable insider trading laws, rules, and listing standards applicable to the Company. A copy of the policy is included as an exhibit 11.1 to this Annual Report on Form 20-F.
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

The executive board of the Company will receive on a regular basis updates from the IT team on the status of the cybersecurity program, emerging cybersecurity threats and risks, long-term cybersecurity investments and strategies, and oversight of the cybersecurity program. In addition, the IT team updates in a timely manner the executive board regarding any material cybersecurity incidents.
The supervisory board of the Company, with support from the audit committee, oversees our risk management. The executive board reports the status of our cybersecurity risk management to the audit committee of the supervisory board and, periodically, to the supervisory board. Our incident response plan is designed to ensure that any cybersecurity incident assessed as material is promptly reported to our supervisory board and will be subject to the appropriate report or disclosure according to the cybersecurity disclosure rules applicable to foreign private issuers.

PART III

ITEM 17. FINANCIAL STATEMENTS
Not applicable.

ITEM 18. FINANCIAL STATEMENTS
See pages F-1 through F-68 of this Annual Report.

ITEM 19. EXHIBITS
Exhibit Index

The following exhibits are filed as part of this Annual Report:

Exhibit	Number Description of Exhibit	Schedule/Form	File Number	Exhibit	File Date
1.1*	By-laws (statuts) of the registrant (English translation)				Filed Herewith
2.1*	Deposit Agreement, by and among Nanobiotix S.A. and Citibank, N.A., as Depositary, and the holders and beneficial owners of American Depositary Shares, dated as of December 15, 2020	F-3	333-262545	4.2	February 4, 2022
2.2*	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-250707	Included in 4.2	November 20, 2020
2.3*	Description of Securities registered under Section 12 of the Exchange Act	20-F	001-39777	2.3	April 24, 2023
2.4*	Registration Rights Agreement, by and between Nanobiotix S.A. and Johnson & Johnson Innovation JJDC, Inc., dated as of September 11, 2023	20-F	001-39777	2.4	April 24, 2024
2.5*	Omnibus Restricted ADS Letter Agreement and PIPE Securities Letter Agreement, by and between Nanobiotix S.A. and Citibank, N.A., as Depositary, dated as of July 19, 2023	20-F	001-39777	2.5	April 24, 2024
4.1†^*	Finance Contract, by and between the European Investment Bank and Nanobiotix S.A., dated as of July 26, 2018 (the “EIB Finance Contract”)	F-1	333-250707	10.3	November 20, 2020
4.2*	Amendment to the EIB Finance Contract, by and between the European Investment Bank and Nanobiotix S.A., dated as of July 20, 2020	F-1	333-250707	10.4	November 20, 2020
4.2.1†*	Amendment Agreement No. 1 to the EIB Finance Contract, by and between the European Investment Bank and Nanobiotix S.A., dated as of October 18, 2022	20-F	001-39777	4.2	April 24, 2023
4.2.2*	Amendment Agreement n°2 in relation to the Finance Contract signed on 26 July 2018, as amended by an amendment agreement dated 18 October 2022	20-F	001-39777	4.2.2	April 24, 2024
4.3†^*	Royalty Agreement, by and between the European Investment Bank and Nanobiotix S.A., dated as of July 26, 2018	F-1	333-250707	10.5	November 20, 2020
4.3.1†	Amendment to the Royalty Agreement, by and between the European Investment Bank and Nanobiotix S.A., dated as of October 18, 2022	20-F	001-39777	4.3.1	April 24, 2023
4.3.2*	Amendment Agreement n°2 to a royalty agreement dated 26 July 2018, as amended by an amendment agreement dated 18 October 2022	20-F	001-39777	4.3.2	April 24, 2024
4.4†^*	Amended and Restated Strategic Collaboration Agreement, by and between The University of Texas M.D. Anderson Cancer Center and Nanobiotix S.A., dated as of January 23, 2020	F-1	333-250707	10.6	November 20, 2020
4.4.1†^	Amendment No. 1 to Amended and Restated Strategic Collaboration Agreement, by and between The University of Texas M.D. Anderson Cancer Center and Nanobiotix S.A., dated as of June 4, 2021	20-F	001-39777	4.4.1	April 24, 2023
4.5†*	License, Development and Commercialization Agreement, by and between Nanobiotix S.A. and LianBio Oncology Limited, dated as of May 11, 2021	20-F	001-39777	4.5	April 8, 2022
4.5.1*	Assignment Agreement of the Asia Development Agreement between LianBio and Janssen	20-F	001-39777	4.5.1	April 24, 2024

4.6*	License Agreement dated July 7, 2023 between the Company and Janssen Pharmaceutica NV, one of the Janssen Pharmaceutical Companies of Johnson & Johnson	20-F	001-39777	4.6	April 24, 2024
4.6.1†^	Amendment to the License Agreement dated March 17, 2025 between the Company and Janssen Pharmaceutica NV, one of the Janssen Pharmaceutical Companies of Johnson & Johnson				Filed Herewith
4.6.2†^	Assignment and Assumption Agreement dated October 25, 2024 between the Company and Janssen Pharmaceutica NV, one of the Janssen Pharmaceutical Companies of Johnson & Johnson				Filed Herewith
4.6.3†^	Transition Services Agreement dated October 25, 2024 between the Company and Janssen Pharmaceutica NV, one of the Janssen Pharmaceutical Companies of Johnson & Johnson				Filed Herewith
4.7*	Summary of HSBC France Loan, by and between HSBC France and Nanobiotix S.A., dated as of June 22, 2020	20-F	001-39777	4.6	April 24, 2023
4.8*	Summary of Bpifrance Loan, by and between Bpifrance Financement and Nanobiotix S.A., dated as of July 10, 2020	20-F	001-39777	4.7	April 24, 2023
4.9*	Summary of BSA Plans	F-1	333-250707	10.7	November 20, 2020
4.10*#	Summary of BSPCE Plans	F-1	333-250707	10.8	November 20, 2020
4.11*#	2016 Stock Option Plan	F-1	333-250707	10.9	November 20, 2020
4.12*#	2016-2 Stock Option Plan	F-1	333-250707	10.10	November 20, 2020
4.13*#	2017 Stock Option Plan	F-1	333-250707	10.11	November 20, 2020
4.14*#	2018 Stock Option Plan	F-1	333-250707	10.12	November 20, 2020
4.15*#	2019 Stock Option Plan	F-1	333-250707	10.13	November 20, 2020
4.16*#	LLY 2019 Stock Option Plan	F-1	333-250707	10.14	November 20, 2020
4.17*#	Summary of Free Share Plans	F-1	333-250707	10.15	November 20, 2020
4.18*#	2020 Stock Option Plan	20-F/A	001-39777	4.16	April 8, 2021
4.19*#	Summary of BSA Plan	20-F/A	001-39777	4.17	April 8, 2021
4.20*#	Summary of Free share Plan	20-F/A	001-39777	4.18	April 8, 2021
4.21*#	2021 Stock Option Plan	S-8	333-257239	99.2	June 21, 2021
4.22*#	2023 Stock Option Plan	20-F	001-39777	4.22	April 24, 2024
4.23*	Autonomous First Demand Guarantee, by and between the European Investment Bank and Nanobiotix Corp., dated as of October 18, 2022	20-F	001-39777	4.21	April 24, 2023
8.1*	List of Subsidiaries of the Registrant	F-1	333-250707	21.1	November 20, 2020
11.1	Insider Trading Policy				Filed herewith
12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith
15.1	Consent of KPMG SA (PCAOB #1253)				Filed herewith
15.2	Consent of Ernst & Young et Autres (PCAOB #1704)				Filed herewith

97*#	Compensation Recoupment Policy	20-F	001-39777	97	April 24, 2024
101	The following materials from Nanobiotix S.A.’s Report
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

Auditor Name: KPMG SA                Auditor Location: Courbevoie, France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Supervisory Board of Nanobiotix S.A.,

Opinion on the Consolidated Financial Statements
We have audited the accompanying statement of consolidated financial position of Nanobiotix S.A. (the Company) as of December 31, 2024, the related statements of consolidated operations, consolidated comprehensive income (loss), consolidated changes in shareholders’ equity, and consolidated cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG S.A.
/s/ Cédric Adens
Partner

We have served as the Company’s auditor since 2024.

Paris-La Défense, France
April 2, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of Nanobiotix S.A.,

Opinion on the Financial Statements

We have audited the accompanying statements of consolidated financial position of Nanobiotix S.A. (“the Company”) as of December 31, 2023, the related statements of consolidated operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its consolidated operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in accordance with International Financial Reporting Standards as endorsed by the European Union.

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

/s/ Ernst & Young et Autres
We have served as the Company’s auditor from 2012 to 2024.

Paris-La Défense, France
April 24, 2024

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION
(Amounts in thousands of euros)

		As of December 31,
	Notes	2024	2023
ASSETS
Non-current assets
Intangible assets	5	7	8
Property, plant and equipment	6	5,538	6,251
Non-current financial assets	7	406	299
Total non-current assets		5,951	6,558
Current assets
Trade receivables	8.1	2,977	905
Other current assets	8.2	8,753	9,088
Contract Assets - Current	8.3	—	2,062
Cash and cash equivalents	9	49,737	75,283
Total current assets		61,466	87,339
TOTAL ASSETS		67,418	93,897

		As of December 31,
	Notes	2024	2023
LIABILITIES AND SHAREHOLDER’S EQUITY
Shareholders’ equity
Share capital	10.1	1,423	1,414
Premiums related to share capital	10.1	312,743	312,742
Accumulated other comprehensive income		712	738
Treasury shares		(228)	(228)
Reserve		(312,221)	(276,810)
Net loss for the period		(68,132)	(39,700)
Total shareholders’ equity		(65,704)	(1,843)
Non-current liabilities
Non-current provisions	11	432	323
Non-current financial liabilities	13	45,978	45,543
Non-current refund liabilities	14.4	27,778	—
Total non-current liabilities		74,187	45,866
Current liabilities
Current provisions	12	438	760
Current financial liabilities	13	4,924	5,022
Trade payables and other payables	14.1	20,036	18,237
Other current liabilities	14.2	7,543	7,627
Deferred income	14.3	61	128
Current refund liabilities	14.4	7,835	—
Current contract liabilities	14.3	18,100	18,100
Total current liabilities		58,935	49,873
Total liabilities		133,122	95,739
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		67,418	93,897

The accompanying notes form an integral part of these consolidated financial statements.

STATEMENTS OF CONSOLIDATED OPERATIONS
(Amounts in thousands of euros, except per share numbers)

		For the year ended December 31,
	Notes	2024	2023	2022
Revenues and other income
Revenues	16	(11,609)	30,058	—
Other income	16	4,419	6,150	4,776
Total revenues and other income		(7,191)	36,207	4,776
Research and development expenses	17.1	(40,541)	(38,396)	(32,636)
Selling, general and administrative expenses	17.2	(20,527)	(22,049)	(17,857)
Other operating income and expenses	17.5	(134)	(2,542)	(985)
Total operating expenses		(61,202)	(62,986)	(51,478)
Operating income (loss)		(68,392)	(26,779)	(46,702)
Financial income	19	7,849	2,002	3,533
Financial expenses	19	(7,488)	(14,803)	(13,863)
Financial income (loss)		361	(12,801)	(10,329)
Income tax	20	(101)	(120)	(10)
Net loss for the period		(68,132)	(39,700)	(57,041)
Basic loss per share (euros/share)	22	(1.44)	(1.08)	(1.64)
Diluted loss per share (euros/share)	22	(1.44)	(1.08)	(1.64)

The accompanying notes form an integral part of these consolidated financial statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)
(Amounts in thousands of euros)

		For the year ended December 31,
	Notes	2024	2023	2022
Net income (loss) for the period		(68,132)	(39,700)	(57,041)
Actuarial gains and losses on retirement benefit obligations (IAS 19)	11	(33)	22	126
Tax impact		—	—	—
Other comprehensive income (loss) that will not be reclassified subsequently to income (loss)		(33)	22	126
Currency translation adjustment		6	16	(68)
Tax impact		—	—	—
Other comprehensive income (loss) that may be reclassified subsequently to income (loss)		6	16	(68)
Total comprehensive income (loss)		(68,159)	(39,661)	(56,983)

The accompanying notes form an integral part of these consolidated financial statements.

STATEMENTS OF CONSOLIDATED CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of euros, except number of shares)

		Share capital Ordinary shares
	Notes	Number of shares	Amount	Premiums related to share capital	Accumulated other comprehensive income (loss)	Treasury shares	Reserve	Net loss for the period	Total shareholders’ equity
As of January 1, 2022		34,825,872	1,045	255,767	643	(202)	(183,460)	(47,003)	26,790
Net loss for the period		—	—	—	—	—	—	(57,041)	(57,041)
Currency translation adjustments		—	—	—	(68)	—	—	—	(68)
Actuarial gains and losses (IAS 19)		—	—	—	126	—	—	—	126
Total comprehensive loss		—	—	—	57	—	—	(57,041)	(56,983)
Allocation of prior period loss		—	—	—	—	—	(47,003)	47,003	—
Capital increase	10.1	50,000	2	—	—	—	(2)	—	—
Free shares attribution	10.3	—	—	(7)	—	—	7	—	—
Share based payment	17	—	—	—	—	—	3,174	—	3,174
Treasury shares	10.2	—	—	—	—	(26)	—	—	(26)
As of December 31, 2022		34,875,872	1,046	255,760	700	(228)	(227,283)	(57,041)	(27,045)
Net loss for the period		—	—	—	—	—	—	(39,700)	(39,700)
Currency translation adjustments		—	—	—	16	—	—	—	16
Actuarial gains and losses (IAS 19)	11.2	—	—	—	22	—	—	—	22
Total comprehensive loss		—	—	—	38	—	—	(39,700)	(39,661)
Allocation of prior period loss		—	—	—	—	—	(57,041)	57,041	—
Capital increase	10.1	12,257,456	368	56,982	—	—	4,291	—	61,641
Share based payment	17	—	—	—	—	—	3,222	—	3,222
As of December 31, 2023		47,133,328	1,414	312,742	738	(228)	(276,811)	(39,700)	(1,843)
Net loss for the period		—	—	—		—	—	(68,132)	(68,132)
Currency translation adjustments		—	—	—	6	—	—	—	6
Actuarial gains and losses (IAS 19)	11.0	—	—	—	(33)	—	—	—	(33)
Total comprehensive loss		—	—	—	(27)	—	—	(68,132)	(68,159)
Allocation of prior period loss	10.1	—	—	—	—	—	(39,700)	39,700	—
Capital increase	10.1	293,523	9	1	—	—	(10)	—	—
Share based payment	18	—	—	—	—	—	4,298	—	4,298
As of December 31, 2024		47,426,851	1,423	312,743	712	(228)	(312,221)	(68,132)	(65,704)
The accompanying notes form an integral part of these consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(Amounts in thousands of euros)

		For the year ended December 31,
	Notes	2024	2023	2022

Cash flows from (used in) operating activities
Net loss for the period		(68,132)	(39,700)	(57,041)
Elimination of other non-cash, non-operating income and expenses
Depreciation and amortization	17.4	1,621	1,513	1,500
Provisions		(263)	506	305
Expenses related to share-based payments	18	4,298	3,222	3,174
Cost of net debt	19	1,942	2,714	2,042
Loss on disposals		(3)	(24)	3
Impact of discounting financial liabilities and amortized cost	19	3,312	4,982	10,649
Tax charges		101	120	—
Other charges with no impact on cash		—	4,277	(36)
Refund liabilities	14.4	23,352	—	—
Cash flows from (used in) operations, before tax and changes in working capital		(33,773)	(22,390)	(39,403)
Tax paid		(62)	(7)	—
Cash flow from (used in) operating activities after tax and before change in working capital requirement		(33,834)	(22,397)	(39,403)
(Increase) / Decrease in trade receivables	8.1	(2,070)	(806)	(101)
Receipt of research tax credit receivable	8.2	3,884	4,091	2,490
Increase in other receivables	8.2	(1,459)	(4,375)	(4,215)
Increase / (Decrease) in trade and other payables	14.1	1,959	8,675	2,905
Increase / (Decrease) in other current liabilities	14.2	(224)	723	1,220
Increase in deferred income and contract liabilities	14.3 14.4	12,193	1,612	—
Changes in operating working capital		14,283	9,920	2,300
Net cash flows from (used in) operating activities		(19,551)	(12,476)	(37,103)
Cash flows from (used in) investing activities
Acquisitions of intangible assets	5	(2)	(9)	(1)
Acquisitions of property, plant and equipment	6	(846)	(328)	(92)
(Increase) / Decrease in non-current financial assets	7	(107)	(12)	230
Net cash flows from (used in) investing activities		(955)	(349)	138
Cash flows from (used in) financing activities
Capital increases	10.1	—	60,154	—
Transaction costs	10.1	—	(2,790)	—
Increase in loans and conditional advances	13	—	150	—
Loan repayments	13	(3,075)	(2,971)	(3,642)
Payment of lease liabilities	13	(1,080)	(794)	(1,093)
Interest paid	13	(980)	(6,978)	(915)
Net cash flows from (used in) financing activities		(5,135)	46,771	(5,651)
Effect of exchange rates changes on cash		94	(51)	83
Net increase (decrease) in cash and cash equivalents		(25,547)	33,895	(42,533)
Net cash and cash equivalents at beginning of period		75,283	41,388	83,921
Net cash and cash equivalents at end of period	9	49,737	75,283	41,388
The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Note 1. Company information

Company Information
Nanobiotix, a Société Anonyme registered with the Paris registry of trade and companies under number 447 521 600 and having its registered office at 60 rue de Wattignies, 75012, Paris (“Nanobiotix” or the “Company” and, with its subsidiaries, the “Group”), is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to the treatment of cancer and other major diseases with the express intent of favorably impacting the lives of millions of patients.
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
The Group is the owner of more than 25 patent families associated with three nanotechnology platforms: 1) radioenhancer platform, from which NBTXR3 (JNJ-1900)24 is the first product candidate, designed to physically destroy tumor cells locally and prime immune response systemically; 2) Curadigm nanoprimer platform designed to redefine the design and application of therapeutic classes challenged by liver clearance; and 3) Oocuity neurological disease program.
The Company’s efforts are concentrated on advancing NBTXR3.
Significant events of the period
Janssen Agreement
On January 29, 2024, the Company announced achievement of milestone-event in NANORAY-312 study, an ongoing pivotal Phase 3 study evaluating potential first-in-class radioenhancer NBTXR3 for elderly patients with head and neck cancer, resulting in a $20 million milestone payment from Janssen, as part of the Janssen Agreement, which payment was received in May 2024.
The Company announced in May 2024 its intent, aligned with Janssen, to transfer the global sponsorship of the ongoing NANORAY-312 Phase 3 pivotal trial in head and neck cancer to Janssen, in preparation for potential regulatory submission in the event of positive trial results. The parties mutually agreed on the conditions of this transfer and detailed them in agreements signed in the fourth quarter of 2024. Janssen will progressively take over from the Company the operational conduct and execution responsibility of the study, on a country by country basis, starting November 2024, with the objective to complete the transfer of sponsorship in the short term, while the Company remains liable for the overall costs of the study towards Janssen. The Company will continue to support Janssen in execution of NANORAY-312 clinical study during the transition process and following the sponsorship transfer.
The Company signed a new amendment to this contract after the end of the reporting period. The details of this amendment are presented in the Note 25 - Subsequent Events.
See Note 4.1. Global License Agreement with Janssen Pharmaceutica NV and Share Purchase Agreement with Johnson & Johnson Innovations - JJDC and Note 16. Revenues and other income

Curadigm SAS Merger
Curadigm SAS, an affiliate fully owned by Nanobiotix, has been merged into our main entity Nanobiotix SA from January 1, 2024. This merger is intended to rationalize the organization, accompany Nanobiotix strategy evolution and streamline operations.

Equity Line Kepler Cheuvreux
The existing equity line expired on September 15, 2024 and is subsequently no longer effective as of December 31, 2024.
24 Any references to “NBTXR3” or “JNJ-1900” should be understood as referring to the licensed product under the Janssen Agreement. See Item 4., “Our main licensing relationships”, “Janssen Agreement and Asia Licensing Agreement” for more information. Any reference to the “NANORAY-312” or “NANORAY” or “312” study should be understood as referring to the NANORAY-312 Phase III study (NCT04892173) for which transfer of sponsorship from Nanobiotix to J&J is ongoing within 2025 as announced in October 2024.

Note 2. General Information, Statement of Compliance and Basis of Presentation

General principles
The statement of consolidated financial position as of and for the years ended December 31, 2024 and 2023, the statements of consolidated operations, the statements of consolidated comprehensive income (loss), the statements of consolidated changes in shareholders’ equity and the statements of consolidated cash flows for the years ended December 31, 2024, 2023 and 2022, and related notes to financial statements were prepared under management’s supervision and were approved by the Executive Board of the Company (the “Executive Board”) and reviewed by the Supervisory Board of the Company (the “Supervisory Board”) on April 2, 2025.
All amounts presented in the consolidated financial statements are presented in thousands of euros, unless stated otherwise. Some figures have been rounded. Accordingly, the totals in some tables may not be the exact sums of component items.
The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements (see Note 3.2. - Use of judgement, estimates and assumptions for additional information).
The consolidated financial statements have been prepared using the historical cost measurement basis, with the exception of some financial assets and liabilities, which are measured at fair value.

Statement of Compliance and Basis of Presentation
The Company has prepared these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and IFRS ® Accounting Standards as issued by the International Accounting Standard Board (‘IASB’).
The accounting principles used to prepare the consolidated financial statements for the fiscal year ended December 31, 2024 are identical to those used for the previous year except for the standards listed below that required adoption in 2024.
Application of New or Amended Standards and Interpretations
The Company adopted the following standards, amendments and interpretations, whose application was mandatory for period beginning on or after January 1, 2024:
•Amendment to IFRS 16 – Lease liability in a sale and leaseback
•Amendment to IAS 1 – Classification of liabilities as current or non-current and non-current liabilities with covenants
•Amendment to IAS 7 and IFRS 7 - Supplier finance arrangements
Those amendments had no material impact on the consolidated financial statements of the Company for the year ended December 31,2024.
Assessment of the impacts of the Application of the standards, amendments and interpretations which will come into force subsequently
The new standards, interpretations and amendments to existing standards that have been published but are not yet applicable concern:
•Amendments to IAS 21 - Lack of Exchangeability - as of January 1, 2025
•Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments - as of January 1, 2026
•Annual Improvements to IFRS Accounting Standards as of January 1, 2026 – Amendments to:
◦IFRS 1 First-time Adoption of International Financial Reporting Standards;
◦IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
◦IFRS 9 Financial Instruments;
◦IFRS 10 Consolidated Financial Statements; and
◦IAS 7 Statement of Cash flows
•New standard - IFRS 18 - Presentation and Disclosure in Financial Statements - as of January 1, 2027
•New standard - IFRS 19 - Subsidiaries without Public Accountability : Disclosures - as of January 1, 2027

These new standards, interpretations and amendments are under analysis to see if there are applicable to the Company.

The Company elected to early adopt no new standards, amendments or interpretations which application was not yet mandatory for the year ended December 31, 2024.

Going concern
The Company has prepared its consolidated financial statements assuming that it will continue as a going concern.
Although the Company recognized significant cash inflows in 2023, derived from net proceeds from the equity offering and upfront payment from the global licensing, co-development, and commercialization agreement with Janssen, achieving its transition towards a profitability situation will depend on generating sufficient revenue to support its cost structure and achieving development, regulatory, sales milestones and royalties related to the Janssen Agreement. Therefore, the Company cannot assure that it will ever be profitable or generate positive cash flow from operating activities.

Furthermore, the Company may face unforeseen challenges, complications, development delays, and other unknown factors that may incur additional expenses.
The Company recorded net losses of €68.1 million in 2024, accumulated losses totalling €380.4 million since inception, inclusive of the 2024 net loss. For the year ended December 31, 2024 the Company generated negative €25.5 million cash flows and has a total of €49.7 million cash and cash equivalents balance at closing date.
As of March 17, 2025, the Company signed an amendment to the Janssen Agreement (Refer to Note 25 – Subsequent events for further details), allowing to strengthen the Company’s financial position, to reduce its operational cash burn and to extend the Company’s cash runway into mid-2026.
Following the signature of the amendment and based on the Company’s cash and cash equivalent balance at December 31, 2024, the Company projects that it has sufficient liquidity to meet its obligations as they become due in the normal course of business for at least the next 12 months from the authorization date of these financial statements. Accordingly, Management has determined there is no substantial doubt regarding the Company's ability to continue as a going concern.

Note 3. Consolidation principles and methods

3.1. Basis of consolidation

Accounting policy
In accordance with IFRS 10 – Consolidated Financial Statements, the Group controls an entity when it is exposed or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Accordingly, each of the Company’s subsidiaries has been fully consolidated from the date on which the Company obtained control over it. A subsidiary would be deconsolidated as of the date on which the Company no longer exercises control.
All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions and all intercompany dividends are eliminated in full.
The accounting methods of the Company’s subsidiaries are aligned with those of the Company.
The consolidated financial statements are presented in euros, which is the presentation currency and the functional currency of the parent company, Nanobiotix S.A. The financial statements of consolidated foreign subsidiaries whose functional currency is not the euro are translated into euros for statement of financial position items at the closing exchange rate at the date of the statement of financial position and for the statement of operations, statement of comprehensive loss and statement of cash flow items at the average rate for the period presented, except where this method cannot be applied due to significant exchange rate fluctuations during the applicable period. The dollar to euro exchange rate used in the consolidated financial statements to convert the financial statements of the U.S. subsidiary was $1.0389 as of December 31, 2024 and an average of $1.0821 for the year ended December 31, 2024 (source: Banque de France) compared with $1.1050 and $1.0816 for 2023 and $1.0666 and $1.0539 for 2022, respectively. The resulting currency translation adjustments are recorded in other comprehensive income (loss) as a cumulative currency translation adjustment.

Consolidated entities
As of December 31, 2024, the Company is comprised of one parent entity, the consolidation scope has been reduced compared to that at December 31, 2023 as Nanobiotix S.A. has three wholly owned subsidiaries:
•Nanobiotix Corp., incorporated in the State of Delaware in the United States in September 2014;
•Nanobiotix Germany GmbH, incorporated in Germany in October 2017;
•Nanobiotix Spain S.L.U., incorporated in Spain in December 2017;
Curadigm SAS, an affiliate fully owned by Nanobiotix, has been merged into our main entity Nanobiotix SA from January 1, 2024. This merger is intended to rationalize the organization, accompany Nanobiotix strategy evolution and streamline operations.
Curadigm Corp. which was a wholly-owned subsidiary of Curadigm S.A.S., incorporated in the State of Delaware on January 7, 2020 was liquidated May 22, 2024. As it was a dormant company with no employee, this dissolution has not any impact on the 2024 consolidated financial statements.
The consolidated financial statements as of and for the year ended December 31, 2024 include the operations of each of these subsidiaries from the date of their incorporation.

3.2. Use of judgement, estimates and assumptions
The preparation of consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements. The estimates and judgments used by management are based on historical information and on other factors, including expectations about future events considered to be reasonable given the circumstances. These estimates may be revised where the circumstances on which they are based change. Consequently, actual results may vary significantly from these estimates under different assumptions or conditions. A sensitivity analysis may be presented if the results differ materially based on the application of different assumptions or conditions. The main items affected by the use of estimates are going concern, revenue recognition, share-based payments, deferred tax assets, clinical trials accruals and the measurement of financial instruments (fair value and amortized costs).
Measurement of share-based payments
The Company measures the fair value of stock options (OSA), founders’ warrants (BSPCE), warrants (BSA) and free shares (AGA) granted to employees, members of the Supervisory Board and consultants based on actuarial models. These actuarial models require that the Company use certain calculation assumptions with respect to characteristics of the grants (e.g., option vesting terms) and market data (e.g., to determine expected share volatility) (see Note 18 - Share-based payments).
Deferred tax assets
Deferred taxes are recognized for temporary differences arising from the difference between the tax basis and the accounting basis of the Company’s assets and liabilities that appear in its financial statements. The primary source of deferred tax assets are related to the tax losses that can be carried forward or backward, depending on the jurisdiction. Enacted or substantively enacted tax rates are used to measure deferred taxes.
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
Clinical trial accruals
Clinical trial expenses, although not yet billed in full, are estimated for each study and a provision accrual is recognized accordingly. See Note 14.1. - Trade and other payables for information regarding the clinical trial accruals as of December 31, 2024 and 2023.
Going Concern
Management assesses the Company's ability to continue as a going concern at each reporting date, using all quantitative and qualitative information available. This assessment, by its nature, relies on estimates of future cash flows and other future events whose subsequent changes could materially impact the validity of such an assessment. See Note 2 - General Information, Statement of Compliance and Basis of Presentation).
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
Contract modification — The Company accounts for a contract modification as if it were a part of the existing contract if the remaining goods or services are not distinct and, therefore, form part of a single performance obligation that is partially satisfied at the date of the contract modification. The effect that the contract modification has on the transaction price, and on the entity's measure of progress towards complete satisfaction of the performance obligation, is recognized as an adjustment to revenue at the date of the contract modification (i.e. on a cumulative catch-up basis). The Company is required to use significant judgments with respect to identifying and determining the amended stand alone selling price of the performance obligations, the transaction price allocation and the adjusted timing of satisfaction of the remaining services provided to customers.
See Note 16. Revenues and other income for additional detail regarding the Company’s accounting policies and specific judgments taken with regards to revenue recognition, and for its additional sources of revenue and other income.
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
–the amount of additional interest (“royalties”, as defined by the royalty agreement with EIB) that will be due according to the loan agreement during a royalty calculation period commencing upon commercialization. The royalties due during this period will be determined and calculated based on the number of tranches that have been withdrawn and will be indexed to annual sales turnover relating to NBTXR3 through specific Company’s license agreement. For the purpose of measuring the fair value of the EIB loan, the Company forecast expected sales relating to NBTXR3 during the royalty period, taking into consideration operational assumptions such as market release dates of products and growth and penetration rates in each market. (see Note 4.4. - Financing Agreement with the European Investment Bank (“EIB”) and Note 13 - Financial Liabilities for details about this loan and the accounting treatment applied).
Subsequent to the estimate of the fair value of the EIB loan performed at the renegotiation date, the debt has been measured at amortized cost based on a revised best estimate of future cash flows related to the debt at each closing date. Accordingly, the Company determines the amount of additional interest as described above. Any subsequent adjustment of flows indexed to turnover has been discounted at the original effective interest rate at the renegotiation date and the adjustment has been recognized in profit or loss under the “catch-up” method as of December 31, 2023. As of December 31, 2024, the fair value measurement of the EIB loan has been reassessed by the Company.

Note 4. Significant transactions

4.1. Global License Agreement with Janssen Pharmaceutica NV and Share Purchase Agreement with Johnson & Johnson Innovations - JJDC (the Janssen Agreement)

On July 7, 2023, the Company announced a global licensing, co-development, and commercialization agreement with Janssen Pharmaceutica NV (“Janssen”), a Johnson & Johnson company, for the investigational, potential first-in-class radioenhancer NBTXR3. Under the terms of the license agreement, the Company granted Janssen a worldwide license for the development and commercialization of NBTXR3, excluding the Asia Licensing Territory.
The Company will maintain operational control of NANORAY-312 and all other currently ongoing studies, along with NBTXR3 manufacture, clinical supply, and initial commercial supply, subject to Janssen’ right to object based on concern regarding safety risks or that the study is reasonably likely to adversely affect the development (including commercialization) of the licensed product. Janssen will be fully responsible for an initial Phase 2 study evaluating NBTXR3 for patients with stage three lung cancer and will have the right to assume control of studies currently led by the Company.
Following the Hart-Scott-Rodino Act (“HSR”) antitrust clearance, the Company received a non-refundable upfront cash licensing fee of $30 million, and related revenue has been recognized in 2023 in application of IFRS 15. The Company is eligible for success-based payments of up to $1.8 billion, in the aggregate, relating to potential development, regulatory, and sales milestones. Moreover, the agreement includes a framework for additional success-based potential development and regulatory milestone payments of up to $650 million, in the aggregate, for five new indications that may be developed by Janssen at its sole discretion; and of up to $220 million, in the aggregate, per indication that may be developed by the Company in alignment with Janssen. Following commercialization, the Company will also receive tiered double-digit royalties (low 10s to low 20s) on net sales of NBTXR3. On January 29, 2024, the Company announced achievement of operational requirements in NANORAY-312, an ongoing pivotal Phase 3 study evaluating potential first-in-class radioenhancer NBTXR3 for elderly patients with head and neck cancer, resulting in a $20 million milestone payment from Janssen, as part of the Janssen Agreement, which payment was received in May 2024. As of December 31, 2023, this variable consideration was included in the estimated transaction price as it became highly probable that the resulting revenue recognized would not have to be reversed in a future period. See Note 16 - Revenues and other income.
Separately, the Company received $30 million in equity investments from JJDC, comprising an initial tranche equal to $5 million issued without preferential subscription rights which was received as of September 13, 2023 and a second tranche of equity investments of $25 million received as follows: (i) $20.2 million was received on November 7, 2023, and $4.8 million was received on December 4, 2023. See Capital increase section (Note 10.1.- Capital issued) for further details.
Unless terminated earlier, the Janssen Agreement will remain in effect for so long as royalties are payable under the Janssen Agreement. The Janssen Agreement may be terminated earlier by either party in the event that the other party commits an uncured material breach, or in the case of certain insolvency or bankruptcy events. Additionally, Janssen has the right to terminate the agreement without cause, provided they give prior written notice to the Company. In case of early termination, the received and eligible amounts as of December 31, 2024 are not to be refunded.
On December 22, 2023, the Company entered into a master services agreement (“MSA”) with Janssen which includes the manufacturing and the supply of products by the Company to Janssen for its clinical program, as well as technical expertise and development, in connection with the Janssen Agreement.
The Company announced in May 2024 its intent, aligned with Janssen, to transfer the global sponsorship of the ongoing NANORAY-312 Phase 3 pivotal trial in head and neck cancer to Janssen, in preparation for potential regulatory submission in the event of positive trial results. The parties mutually agreed on the conditions of this transfer and detailed them in agreements signed in the fourth quarter of 2024. Janssen will progressively take over from the Company the operational conduct and execution responsibility of the study, on a country by country basis, starting November 2024, with the objective to complete the transfer of sponsorship in the short term, while the Company remains liable for the overall costs of the study towards Janssen. The Company will continue to support Janssen in execution of NANORAY-312 clinical study during the transition process and following the sponsorship transfer.
The Company signed a new amendment to this contract after the end of the reporting period. The details of this amendment are presented in the Note 25 - Subsequent Events.
See Note 16 - Revenues and other income for discussion of the accounting analysis of the agreements with Janssen.

See Note 25 - Subsequent Events
4.2. Asia Licensing Agreement (former LianBio contract), strategic partnership with Janssen

In May 2021, the Company announced a partnership with LianBio a biotechnology company dedicated to bringing paradigm-shifting medicines to patients in China and major Asian markets, to develop and commercialize NBTXR3 in the Asia Licensing Territory.
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
As of December 31, 2021, a non-refundable upfront payment of $20 million has been collected by the Company from LianBio upon the signing of the Asia Licensing Agreement. Additionally, the Company is entitled to receive up to an aggregate of $205 million in potential contingent, development and commercialization milestone payments from Janssen pursuant to the Asia Development Agreement (see below), only for the period from December 22, 2023 thereafter. the Company will also be eligible to receive tiered, low double-digit royalties based on net sales of NBTXR3 in the Asia Licensing Territory.
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
On June 30, 2023, the Company signed a Global Trial Clinical Agreement ‘GTCA’ with LianBio, related to the Asia Licensing Agreement entered in May 11, 2021. As contemplated by the GTCA license agreement, LianBio shall participate in the global registrational Phase 3 trial conducted by Nanobiotix, with regard to NANORAY-312 trials conducted within the Asia Licensing Territory. According to the ‘GTCA’, LianBio is responsible for all internal and external costs incurred in connection with the study in the Asia Licensing Territory as well as all external costs and expenses incurred by or on behalf of the Company for the global study that are generally applicable to both (i) the study in the Asia Licensing Territory with respect to the patients enrolled within the enrollment commitment and (ii) the portion of the global study conducted outside of the Asia Licensing Territory. In December 2023, LianBio assigned its rights and obligations under the GTCA to Janssen.
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
For the year ended December 31, 2024, the Company has collected €1.1 million from Janssen pursuant to clinical supply and to the GTCA agreements, including €0.6 million directly collected from LianBio. Under these agreements, Janssen was required to order and purchase NBTXR3 product from the Company according to quantities specified in binding forecasts prepared under the agreement.
See Note 16 - Revenues and other income for discussion of the accounting analysis of the Asia Licensing Agreement.
4.3. PharmaEngine
In August 2012, the Company entered into a license and collaboration agreement with PharmaEngine, which provided for the development and commercialization of NBTXR3 by PharmaEngine throughout the covered Asia-Pacific countries. In March 2021, the Company and PharmaEngine mutually agreed to terminate the License and Collaboration agreement.
As of December 31, 2021, the Company had already paid a total of $6.5 million to PharmaEngine in accordance with the termination agreement signed between the parties. During the period ended December 31, 2022, PharmaEngine became eligible for an additional $1 million payment following receipt and validation of certain clinical study reports, this additional payment was made in August 2022. No payment was made to PharmaEngine during the two years 2023 and 2024 pursuant to the termination and release agreement.
PharmaEngine remains eligible to receive an additional payment of $5 million upon the second regulatory approval of NBTXR3 in any jurisdiction of the world for any indication. The Company has also agreed to pay royalties to

PharmaEngine at low single-digit royalty rates with respect to sales of NBTXR3 in the Asia-Pacific region for a 10-year period beginning at the date of the first sales in the region. As of December 31, 2024, this is a contingent liability as such triggering events have not occurred.

4.4. Financing Agreement with the European Investment Bank (“EIB”)
In July 2018, the Company signed a non-dilutive financing agreement with the EIB to borrow up to €40 million in order to fund its research, development and innovation activities related to NBTXR3 in various therapeutic indications, subject to achieving a set of agreed-upon performance criteria. This financing was divided in three tranches:
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
The EIB has agreed to the removal of this minimum cash and cash equivalents covenant, effective October 13, 2023, subject to the following conditions: (i) the Company’s repayment of the PIK prepayment amount of approximately €5.4 million in accordance with the terms of the EIB loan in respect of PIK interest accrued through October 12, 2023 (the “PIK prepayment condition”), (ii) the introduction of an additional mechanism for further prepayment of the €20.0 million milestone payment required under the EIB loan, which will require prepayments equal to a tiered low single digit percentage of future equity or debt financing transactions raising up to an aggregate of €100 million, on a cumulative basis, increasing to a mid-single digit percentage for such financings greater than €100 million (the “Milestone Prepayment Mechanism”).
The PIK prepayment condition was satisfied on October 12, 2023, allowing the definitive waiver removal.

The additional prepayment condition on the €20.0 million milestone was met further to the global offering equity raise subscribed at the end of 2023 and further to the upfront and milestone received from Janssen between 2023 and 2024, triggering milestone prepayment to the EIB: For the year ended December 31, 2023 and 2024, €0.8 million and €0.2 million were respectively prepaid to the EIB, resulting in an outstanding balance, still due, of €19.2 million and €19.0 million as of December 31, 2023 and 2024, respectively.
All other covenants included in the 2018 finance contract remain unchanged.
See Note 13 - Financial Liabilities for discussion of the accounting of this new liability and the valuation assumptions to determine the average discount rate and the fair value of the loan.
See Note 15 - Financial instruments included in the statement of financial position and impact on income for discussion of the liquidity risk associated with the covenant.
See Note 23 - Commitments for discussion of royalties that may be due in the case of early repayment or change of control after repayment of the loan.
4.5. Collaboration Agreement with the University of Texas MD Anderson Cancer Center
On December 21, 2018, the Company entered into a strategic collaboration agreement with MD Anderson Cancer Center, world prominent center of research, education, prevention and care for cancer patients, which was amended and restated in January 2020 and subsequently amended in June 2021. Pursuant to the MD Anderson Collaboration Agreement, the Company and MD Anderson established a large-scale, comprehensive NBTXR3 clinical collaboration to improve the efficacy of radiotherapy for certain types of cancer. The collaboration initially is expected to support multiple clinical trials conducted by MD Anderson, as sponsor, with NBTXR3 for use in treating several cancer types (including head and neck, pancreatic, and lung cancers). We expect to enroll approximately 312 patients in total across these clinical trials.
As part of the funding for this collaboration, the Company is committed to pay approximately $11 million for those clinical trials during the collaboration, and made an initial $1.0 million payment at the commencement of the collaboration and a second $1.0 million payment on February 3, 2020. Additional payments were made every six months following patient enrollment in the trials, with the balance due upon enrollment of the final patient for all studies.
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
As of December 31, 2024, the Company recognized prepaid expenses for €1.2 million, which is in line compared to previous period. Expenses are recorded during the course of the collaboration in the statement of consolidated operations, based on the patients enrolled during the relevant period.
See Note 8.2. - Other current assets for further details on other current assets.
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

The Company believes that because of the risks and uncertainties related to the grant of regulatory approval for the commercialization of its product candidates, the technical feasibility of completing its development projects will only be demonstrated when requisite approvals are obtained for the commercialization of products. Accordingly, pursuant to IAS 38, the Company has recognized all of its research and development costs incurred as an expense in 2024 and prior periods.

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
Detail of intangible assets
The change in intangible assets breaks down as follows:

(in thousands of euros)	As of January 1, 2024	Increases	Decreases	Transfer	Currency translation	As of December 31, 2024
Patents	65	—	—	—	—	65
Software	667	2	—	—	—	669
Gross book value of intangible assets	732	2	—	—	—	734
Patents	(65)	—	—	—	—	(65)
Software	(659)	(4)	—	—	—	(662)
Accumulated depreciation of intangible assets (1)	(724)	(4)	—	—	—	(727)
Net book value of intangible assets	8	(2)	—	—	—	7
(1)Expenses for the period are detailed in Note 17.4. Depreciation, amortization and provisions expenses

(in thousands of euros)	As of January 1, 2023	Increases	Decreases	Transfer	Currency translation	As of December 31, 2023
Patents	65	—	—	—	—	65
Software	658	9	—	—	—	667
Gross book value of intangible assets	723	9	—	—	—	732
Patents	(65)	—	—	—	—	(65)
Software	(657)	(2)	—	0	0	(659)
Accumulated depreciation of intangible assets (1)	(721)	(2)	—	—	—	(724)
Net book value of intangible assets	1	7	—	0	0	8
(1)Expenses for the period are detailed in Note 17.4. Depreciation, amortization and provisions expenses

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
Detail of property, plant and equipment
The change in property, plant and equipment is as follows:

(in thousands of euros)	As of January 1, 2024	Increases	Decreases	Transfer	Currency translation	As of December 31, 2024
Fixtures, fittings and installations	3,321	48	—	22	—	3,390
Right of use – Buildings	8,798	228	—	—	—	9,026
Technical equipment	2,327	166	—	—	—	2,492
Office and IT equipment	1,043	227	—	(15)	3	1,258
Transport equipment	34	—	(35)	—	1	—
Right of use – Transport equipment	—	—	—	—	—	—
Tangible assets in progress	44	94	—	3	—	141
Prepayments on tangible assets	144	141	—	(35)	—	250
Gross book value of tangible assets	15,712	903	(35)	(25)	3	16,559
Fixtures, fittings and installations	(2,274)	(308)	—	—	—	(2,582)
Right of use – Buildings	(4,448)	(1,025)	—	—	—	(5,473)
Technical equipment	(1,750)	(196)	—	—	—	(1,945)
Office and IT equipment	(955)	(89)	—	25	(2)	(1,021)
Transport equipment	(35)	—	35	—	(1)	—
Right of use – Transport equipment	—	—	—	—	—	—
Accumulated depreciation of tangible assets(1)	(9,461)	(1,617)	35	25	(3)	(11,021)
Net book value of tangible assets	6,251	(714)	—	—	—	5,538
(1)Expenses for the period are detailed in Note 17.4. Depreciation, amortization and provisions expenses
Right of use - Buildings
In 2024, the €0.2 million increase in Right of use - Buildings mainly relates to the impact of an annual rent adjustment for the Wattignies and Wacano leases based on the INSEE (National Institute of Statistics and Economic Studies) index for respectively €0.1 million and €0.1 million.
Office and IT equipment
In 2024, the €0.2 million increase in Office and IT equipment is primarily related to the selected renewal of IT hardware, including server infrastructure, laptops, and monitors.

(in thousands of euros)	As of January 1, 2023	Increases	Decreases	Other movements & transfer.	Currency translation	As of December 31, 2023
Fixtures, fittings and installations	3,318	2	—	—	—	3,321
Right of use – Buildings	8,462	337	—	—	—	8,798
Technical equipment	2,128	113	(215)	300	—	2,327
Office and IT equipment	1,012	41	(9)	—	(1)	1,043
Transport equipment	36	—	—	—	(1)	34
Right of use – Transport equipment	—	—	—	—	—	—
Tangible assets in progress	344	—	—	(300)	—	44
Prepayments on tangible assets	—	144	—	—	—	144
Gross book value of tangible assets	15,299	638	(223)	—	(3)	15,712
Fixtures, fittings and installations	(1,959)	(315)	—	—	—	(2,274)
Right of use – Buildings	(3,496)	(960)	8	—	—	(4,448)
Technical equipment	(1,774)	(187)	211	—	—	(1,750)
Office and IT equipment	(915)	(55)	14	—	1	(955)
Transport equipment	(36)	—	—	—	1	(35)
Right of use – Transport equipment	—	—	—	—	—	—
Accumulated depreciation of tangible assets(1)	(8,180)	(1,517)	233	—	2	(9,461)
Net book value of tangible assets	7,120	(879)	10	—	—	6,251
(1)Expenses for the period are detailed in Note 17.4. Depreciation, amortization and provisions expenses
In 2023, the €0.3 million increase in Right of use - Buildings mainly related to the impact of an annual rent adjustment for the Wattignies and Waccano leases based on the INSEE (National Institute of Statistics and Economic Studies) index for respectively €0.2 million and €0.1 million.
The transfer of fixed assets from Tangible assets in progress to Technical equipment for €0.3 million was related to an "Irradiator" in operation in the laboratory and depreciated since the first quarter of 2023.

Note 7. Non-current financial assets

Accounting policies for non current financial assets are described in Note 15 Financial instruments included in the statement of financial position and impact on income.
Detail of non-current financial assets
The change in non-current financial assets breaks down as follows:

(in thousands of euros)	Security deposits paid
Net book value as of December 31, 2022	291
Additions	16
Decreases	(8)
Reclassification	—
Currency translation adjustments	(1)
Net book value as of December 31, 2023	299
Additions	109
Decreases	(2)
Reclassification	—
Currency translation adjustments	1
Net book value as of December 31, 2024	406

Note 8. Trade receivables and other current assets

Accounting policies for trade receivables and other current assets are described in Note 15.

8.1. Trade receivables

	As of December 31,
(in thousands of euros)	2024	2023
Trade receivables	2,977	905
Trade receivables	2,977	905
The €3.0 million trade receivables balance as of December 31, 2024 mainly relates to our principal customer balance - Janssen, that includes the last invoices issued in connection with batch deliveries not yet settled breakdown as follows: outstanding supply invoices for €2.1 million, technology transfer and technical assistance €0.7 million and intellectual property services €0.1 million. See Notes 4.1. - Global License Agreement with Janssen Pharmaceutica NV and 4.2. - Asia Licensing Agreement for more details.

The €0.9 million trade receivables balance as of December 31, 2023 mainly relates to the customer balance that includes the first invoices for €0.5 million issued in December 2023 to Janssen, under the Master Service Agreement (MSA) signed on December 22, 2023, and the supply and recharge invoices issued to LianBio for €0.3 million, in accordance with the supply and ‘GTCA’ agreements signed with the Company in 2022 and 2023. See Notes 4.1. - Global License Agreement with Janssen Pharmaceutica NV and 4.2. - Asia Licensing Agreement for more details.

	As of December 31,
(in thousands of euros)	2024	2023
Due in 3 months or less	2,977	905
Due between 3 and 6 months
Due between 6 and 12 months
Due after more than 12 months
Trade receivables	2,977	905

8.2. Other current assets
Other current assets break down as follows:

	As of December 31,
(in thousands of euros)	2024	2023
Research tax credit receivable	3,369	3,939
VAT receivable	1,104	1,171
Prepaid expenses	3,195	2,560
Other receivables	1,085	1,418
Other current assets	8,753	9,088
Prepaid expenses
As of December 31, 2024, the €3.2 million in prepaid expenses primarily relates to research agreements with MD Anderson for €1.2 million, compared to €1.2 million on December 31, 2023 (see Note 4.5. - Collaboration Agreement with MD Anderson), €1.1 million relates to invoices received during the period for third-party services to be performed after the closing period, mainly relating to IT, insurance, and other invoices associated with annual administrative contracts, and €0.6 million relates to a prepayment for the purchases of clinical products not yet consumed to date.
Other receivables
Other receivables decreased by €0.3 million, primarily due to a decrease in advance payments made to Contract Research Organization (CRO) and to Clinical Services Providers in connection with the execution of the clinical trial NANORAY-312. These payments amounted to 0.7 million euros on December 31, 2024, compared to 1.1 million euros on December 31, 2023. The change in advance payments is consistent with the allocation of invoices received for the fiscal year 2024.
Research tax credit receivable
The Company receives research tax credit (Crédit d’Impôt Recherche, or ‘‘CIR’’) from the French tax authorities. See Note 16 - Revenues and other income for additional details on the CIR research tax credit.
The research tax credit for 2024 was €3.4 million (€3.0 million for Nanobiotix S.A. and €0.4 million for Nanobiotix Corp), while the amount for 2023 was €4.0 million (€3.8 million for Nanobiotix S.A. and €0.2 million for Curadigm SAS).
The 2022 research tax credit was received by the Company in November 2023, and the 2023 research tax credit was received by the Company in November 2024.
The change in research tax credit receivables breaks down as follows:

(in thousands of euros)
Receivable as of December 31, 2022	4,091
Receipt of 2022 research tax credit – Nanobiotix SA	(3,884)
Receipt of 2022 research tax credit – Curadigm SAS	(207)
2023 research tax credit – Nanobiotix SA	3,762
2023 research tax credit – Curadigm SAS	177
Receivable as of December 31, 2023	3,939
Receipt of 2023 research tax credit – Nanobiotix SA	(3,707)
Receipt of 2023 research tax credit – Curadigm SAS	(177)
2024 research tax credit – Nanobiotix SA	2,954
2024 research tax credit – Nano Corp	360
Receivable as of December 31, 2024	3,369

8.3. Contract assets - Current

	As of December 31,
(in thousands of euros)	2024	2023
Contract assets - Current	—	2,062
Contract assets - Current	—	2,062
The balance of current contract assets, amounting to €2.1 million as of December 31, 2023, was associated with revenue recognized from the first milestone under IFRS 15 following the Janssen Agreement. As Janssen executed the payment in May 2024, there no longer are any contract assets at the end of December 2024.

Note 9. Cash and cash equivalents
Accounting policy
Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other reasons. They are readily convertible into known amounts and are subject to an insignificant risk of value changes. Cash and cash equivalents consist of short-term highly liquid investments available immediately, and short-term deposits that were fully release in July 2024.
Cash equivalents are measured at amortized cost.

Detail of cash and cash equivalents
Cash and cash equivalent break down as follows:

	As of December 31,
(in thousands of euros)	2024	2023
Cash and bank accounts	5,309	75,283
Short-term bank deposits	44,427	—
Net cash and cash equivalents	49,737	75,283
As of December 31, 2024, net cash and cash equivalents decreased by €25.5 million as compared with December 31, 2023.
The short-term bank deposits correspond exclusively to term deposit transactions that have been settled in January 2025.
In addition, the Company is no longer subject to maintaining a minimum cash and cash equivalents balance following the full removal of the previously agreed covenant with the EIB, which was removed in October 2023.

Note 10. Share capital

10.1. Capital issued
Accounting policies
Ordinary shares are classified in shareholders’ equity. The cost of equity transactions that are directly attributable to the issue of new shares or options is recognized in shareholders’ equity as a deduction from the proceeds of the issue.

Capital management
The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders, and maintain an optimal capital structure to reduce the cost of capital while maintaining the necessary flexibility.
Detail of share capital transactions

(in thousands or number of shares)	Nature of transaction	Share Capital	Premiums related to share capital	Number of shares
December 31, 2022		1,046	255,760	34,875,872
April 20, 2023	Capital increase (AGA 2021)	11	—	354,510
June 27, 2023	Free Shares attributions (AGA 2023)	—	(26)	—
September 11, 2023	Issuance of new shares - Capital increase (Tranche 1 Janssen)	29	4,642	959,637
November 7, 2023	Issuance of new shares - capital increase (ordinary shares)	75	12,561	2,492,223
November 7, 2023	Issuance of new shares - capital increase (ADS)	114	19,086	3,786,907
November 7, 2023	Capital increase transaction costs (ordinary shares)	—	(758)	—
November 7, 2023	Capital increase transactions costs (ADS)	—	(1,140)	—
November 10, 2023	Issuance of new shares - Capital increase (Tranche 2 - step 1 Janssen)	113	18,965	3,762,923
December, 13, 2023	Issuance of new shares - Capital increase (Tranche 2 - step 2 Janssen)	27	4,542	901,256
December, 29, 2023	Capital increase transactions costs	—	(79)	—
December, 29, 2023	Capital increase transactions costs	—	(813)	—
December, 31, 2023	Prior period adjustments	—	1	—
December 31, 2023		1,414	312,742	47,133,328
June 22, 2024	Capital increase (AGA 2022)	9	—	293,523
December 31, 2024	Prior period adjustments		1
December 31, 2024		1,423	312,743	47,426,851
As of December 31, 2024, the share capital was €1,422,805.53 divided into 47,426,851 fully paid in ordinary shares each with a par value of €0.03, as compared with the 2023 share capital of €1,413,999.85 divided into 47,133,328 fully paid in ordinary shares, each with a par value of €0.03.
On June 22, 2024, the share capital of the Company was increased by a nominal amount of €8,805.69, through the issuance of 293,523 new ordinary shares with a nominal value of €0.03 each, increasing the Company’s share capital from €1,413,999.85 to €1,422,805.53, as a result of the definitive acquisition of 293,523 AGA 2022. Such acquisition was acknowledged by the Executive Board on June 19, 2024.
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
In 2023, the share capital of the Company was also successively increased following the Securities Purchase Agreement with Johnson & Johnson Innovations—JJDC:
–On September 11, 2023, the share capital of the Company was increased by a nominal amount of €28,789.11, due to the issuance to JJDC of 959,637 new ordinary shares with a nominal value of €0.03 each, and the Company also recorded an increase in reserves of €4.2 million;
–On November 7, 2023, following the completion of the settlement and delivery of the Global Offering, the share capital of the Company was increased by a nominal amount of €188,373.90, through the issuance of 6,279,130 new ordinary shares with a nominal value of €0.03 each;

–On November 10, 2023, following the completion of the settlement and delivery of the Strategic Offering, the share capital of the Company was increased by a nominal amount of €112,887.69, through the issuance of 3,762,923 new ordinary shares with a nominal value of €0.03 each;
–On December 13, 2023, the share capital of the Company was increased by a nominal amount of €27,037.68, through the issuance of 901,256 new ordinary shares with a nominal value of €0.03 each.
Distribution of dividends
The Company did not distribute any dividends for any of the periods presented, does not have any present plan to pay any cash dividends on its equity securities in the foreseeable future and currently intends to retain all available funds and any future earnings to operate clinical trials and expand our business.
Allocation of prior period (loss)
The negative net result for the year 2023 of €39.7 million has been fully allocated to reserves.

10.2. Treasury shares
On December 20, 2022 the liquidity contract with Gilbert Dupont was terminated, resulting in the Company receiving 22,118 shares that are still reported as treasury shares as of December 31, 2024.

10.3. Founders’ warrants, warrants, stock options and free shares

Accounting policies
Accounting policies for share-based payments are described in Note 18.

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
The following tables summarize activity in these plans during the years ended December 31, 2024 and 2023.
The impact of share-based payments on income is detailed in Note 18.

Founders’ warrants (BSPCE)

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2024	Issued	Exercised	Forfeited	Outstanding at December 31, 2024	Number of shares issuable
BSPCE 08-2013	August 28, 2013	5.92	—	—	—	—	—	—
BSPCE 09-2014	September 16, 2014	18.68	85,750	—	—	(85,750)	—	—
BSPCE 2015-1	February 10, 2015	18.57	68,100	—	—	(350)	67,750	67,750
BSPCE 2015-3	June 10, 2015	20.28	28,400	—	—	(1,050)	27,350	27,350
BSPCE 2016	February 2, 2016	14.46	197,017	—	—	(2,100)	194,917	194,917
BSPCE 2017	January 7, 2017	15.93	178,100	—	—	(1,050)	177,050	177,050
Total			557,367	—	—	(90,300)	467,067	467,067

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2023	Issued	Exercised	Forfeited	Outstanding at December 31, 2023	Number of shares issuable
BSPCE 08-2013	August 28, 2013	5.92	50,000	—	—	(50,000)	—	0
BSPCE 09-2014	September 16, 2014	18.68	86,150	—	—	(400)	85,750	85,750
BSPCE 2015-1	February 10, 2015	18.57	68,450	—	—	(350)	68,100	68,100
BSPCE 2015-3	June 10, 2015	20.28	30,350	—	—	(1,950)	28,400	28,400
BSPCE 2016	February 2, 2016	14.46	200,626	—	—	(3,609)	197,017	197,017
BSPCE 2017	January 7, 2017	15.93	179,150	—	—	(1,050)	178,100	178,100
Total			614,726	—	—	(57,359)	557,367	557,367
By way of exception, the Executive Board decided to lift, for two former employees and for two former members of the Executive Board, the continued service condition, and, where applicable for a former Executive Board member, the performance conditions to which the exercise of certain BSPCEs was subject, notwithstanding the termination of their employment agreement and/or corporate office.
The probability of meeting the performance conditions for the 2016 BSPCE, BSA and OSA performance plans was updated as of December 31, 2024. The threshold of 500 patients enrolled in all our clinical studies was exceeded in December 31, 2023. As a consequence, all outstanding 2016 BSPCE, BSA and OSA may be exercised.
The impact of share-based payments on income is detailed in Note 18.

Warrant Plans (BSA)

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2024	Issued	Exercised	Forfeited	Outstanding at December 31, 2024	Number of shares issuable*
BSA 2013	April 10, 2013	6.37	—	—	—	—	—	—
BSA 2014	September 16, 2014	17.67	10,000	—	—	(10,000)	—	—
BSA 2015-1	February 10, 2015	17.67	21,000	—	—	—	21,000	—
BSA 2015-2(a)	June 25, 2015	19.54	64,000	—	—	—	64,000	—
BSA 2018-1	March 6, 2018	13.55	—	—	—	—	—	—
BSA 2018-2	July 27, 2018	16.10	5,820	—	—	—	5,820	—
BSA 2019-1	March 29, 2019	11.66	18,000	—	—	—	18,000	—
BSA 2020	March 17, 2020	6.59	18,000	—	—	—	18,000	—
BSA 2021 (a)	April 21, 2021	13.47	14,431	—	—	—	14,431	14,431
Total			151,251	—	—	(10,000)	141,251	14,431

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2023	Issued	Exercised	Forfeited	Outstanding at December 31, 2023	Number of shares issuable*
BSA 2013	April 10, 2013	6.37	6,000	—	—	(6,000)	—	—
BSA 2014	September 16, 2014	17.67	10,000	—	—	—	10,000	—
BSA 2015-1	February 10, 2015	17.67	21,000	—	—	—	21,000	—
BSA 2015-2(a)	June 25, 2015	19.54	64,000	—	—	—	64,000	—
BSA 2018-1	March 6, 2018	13.55	28,000	—	—	(28,000)	—	—
BSA 2018-2	July 27, 2018	16.10	5,820	—	—	—	5,820	—
BSA 2019-1	March 29, 2019	11.66	18,000	—	—	—	18,000	—
BSA 2020	March 17, 2020	6.59	18,000	—	—	—	18,000	—
BSA 2021 (a)	April 21, 2021	13.47	14,431	—	—	—	14,431	14,431
Total			185,251	—	—	(34,000)	151,251	14,431
*Number of shares issuable subject to performance conditions
During the year ended December 31, 2024, no new warrants were issued.
At a meeting on September 16, 2014, the Executive Board, acting pursuant to the delegation, granted 14,000 warrants to members and observers of the Supervisory Board, each warrant giving its holder the right to subscribe to one ordinary share, each with a par value of €0.03 and at a price of €17.67 (share premium included). The subscription period is open from the date of the Executive Board until September 16, 2024, inclusive. As of

December 31, 2024, the remaining 10,000 warrants have not been exercised by their beneficiaries and have all been cancelled.

Stock Option Plans (OSA)

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2024	Issued	Exercised	Forfeited	Outstanding at December 31, 2024	Number of shares issuable
OSA 2016-1	February 2, 2016	13.05	400	—	—	—	400	400
OSA 2016-2	November 3, 2016	14.26	4,000	—	—	—	4,000	4,000
OSA 2017	January 7, 2017	14.97	500	—	—	—	500	500
OSA 2018	March 6, 2018	12.87	52,000	—	—	(2,000)	50,000	50,000
OSA 2019-1	March 29, 2019	11.08	25,750	—	—	(1,000)	24,750	24,750
OSA LLY 2019	October 24, 2019	6.41	500,000	—	—	—	500,000	—
OSA 2020	March 11, 2020	6.25	377,775	—	—	(9,068)	368,707	368,707
OSA 2021-04	April 20, 2021	13.74	396,200	—	—	(12,068)	384,132	38,532
OSA 2021-06	June 21, 2021	12.99	120,000	—	—	—	120,000	60,000
OSA 2022-06	June 22, 2022	4.16	540,690	—	—	(21,277)	519,413	286,750
OSA 2023-01	July 20, 2023	5.00	318,860	—	—	—	318,860	106,288
OSA 2024-01	May 23, 2024	5.81	—	1,224,780	—	(3,240)	1,221,540	—
Total			2,336,175	1,224,780	—	(48,653)	3,512,302	939,927

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2023	Issued	Exercised	Forfeited	Outstanding at December 31, 2023	Number of shares issuable
OSA 2016-1	February 2, 2016	13.05	400	—	—	—	400	400
OSA 2016-2	November 3, 2016	14.26	4,000	—	—	—	4,000	4,000
OSA 2017	January 7, 2017	14.97	500	—	—	—	500	500
OSA 2018	March 6, 2018	12.87	52,000	—	—	—	52,000	52,000
OSA 2019-1	March 29, 2019	11.08	25,750	—	—	—	25,750	25,750
OSA LLY 2019	October 24, 2019	6.41	500,000	—	—	—	500,000	—
OSA 2020	March 11, 2020	6.25	381,173	—	—	(3,398)	377,775	377,775
OSA 2021-04	April 20, 2021	13.74	421,200	—	—	(25,000)	396,200	30,134
OSA 2021-06	June 21, 2021	12.99	120,000	—	—	—	120,000	40,000
OSA 2022-06	June 22, 2022	4.16	554,500	—	—	(13,810)	540,690	140,500
OSA 2023-01	July 20, 2023	5.00	—	338,860	—	(20,000)	318,860	—
Total			2,059,523	338,860	—	(62,208)	2,336,175	671,059
At a meeting on May 23, 2024, the Executive Board, acting pursuant to delegations granted by the Company’s shareholders’ meeting held on July 20, 2023, granted to certain employees of the Group and members of the Executive Board 1,224,780 stock options, each giving its holder the right to subscribe to one ordinary share, each with a par value of €0.03 and at a price of €5.81 (share premium included). Such stock options are governed by the 2023 stock option plan, adopted by the Executive Board on July 20, 2023 and approved by the Company’s annual shareholders’ meeting held on June 27, 2023 (the “2023 Stock Option Plan”).
The ordinary stock options are exercisable as follows:
▪up to one-third of the ordinary stock options as from May 23, 2025;
▪ an additional one-third of the ordinary stock options as from May 23, 2026; and
▪ the balance, i.e., one-third of the ordinary stock options as from May 23, 2027.
subject to, for each increment, a continued service condition, and in any case, no later than 10 years after the date of grant. Stock options which have not been exercised by the end of the 10 year period will be forfeited by law.

Free share plans (AGA)

Type	Grant date	Outstanding at January 1, 2024	Issued	Definitively vested	Forfeited	Outstanding at December 31, 2024	Number of shares exercisable
AGA 2021	April 20, 2021	—	—	—	—	—	—
AGA 2022	June 22, 2022	293,776	—	(293,523)	(253)	—	—
AGA 2023 - P1	June 27, 2023	400,960	—	—	(8,500)	392,460	392,460
AGA 2023 - P2	June 27, 2023	432,560	—	—	(9,100)	423,460	423,460
Total		1,127,296	—	(293,523)	(17,853)	815,920	815,920

Type	Grant date	Outstanding at January 1, 2023	Issued	Definitively vested	Forfeited	Outstanding at December 31, 2023	Number of shares exercisable
AGA 2021	April 20, 2021	354,711	—	(354,510)	(201)	—	—
AGA 2022	June 22, 2022	299,035	—	—	(5,259)	293,776	293,776
AGA 2023 - P1	June 27, 2023	—	427,110	—	(26,150)	400,960	400,960
AGA 2023 - P2	June 27, 2023	—	439,210	—	(6,650)	432,560	432,560
Total		653,746	866,320	(354,510)	(38,260)	1,127,296	1,127,296
No free shares were granted in 2024.
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
Furthermore, the definitive acquisition of the AGA 2023-P1 and the AGA 2023-P2 were conditioned upon the achievement of performance conditions applicable within the acquisition period. The satisfaction of these performance condition was acknowledged by the Executive Board, with the approval of the Supervisory Board on February 09, 2024.
Free share vesting conditions
The AGA 2023 are subject to a two-year vesting period and a one-year holding period. The free shares granted by the Company are definitively acquired at the end of the acquisition period as set by the Executive Board. At the end of such period, the beneficiary is the owner of the shares. However, during the holding period (as set by the Executive Board), if any, the shares may not be sold, transferred or pledged.

Unless otherwise decided by the supervisory and executive boards of the Company, the AGA 2023 are subject to continued service during the vesting period (i.e. until June 27, 2025), it being specified that, failing such continued service, the beneficiary definitively and irrevocably loses his or her right to acquire the relevant AGA 2023.
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
At a meeting on June 22, 2024, the Executive Board acknowledged the definitive acquisition of 293,523 free shares granted on June 22, 2022 following a two-year acquisition period, thus acknowledging the related share capital increase of €8,805.69.
In accordance with the AGA Plans, the executive board decided to lift, for one of our employees, the continued service condition to which the definitive acquisition of their AGA 2023-P1, and for two of our employees, the continued service condition to which the definitive acquisition of their AGA 2023-P2, as applicable, is subject, notwithstanding the termination of their employment agreement.
The impact of share-based payments on income is disclosed in Note 18. As of December 31, 2024, the assumptions related to the estimated vesting of the founders’ warrants, the warrants and performance stock-options have been updated (see Note 18 - Share-based payments).
10.4. Warrants (BSA) Equity Line KEPLER CHEUVREUX
The existing equity line expired on September 15, 2024 is subsequently no longer effective as at December 31, 2024. No warrants has been exercised as of September 15, 2024.

Note 11. Retirement obligations
Accounting policies
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

As of December 31, 2024 and 2023, the Company updated the parameters for calculating the lump-sum retirement benefit plan to take recent changes into account. The salary increase rate, staff turnover and discount rate were all updated (see below for further details on assumptions used).

(in thousands of euros)	As of January 1, 2024	Increases	Decreases	Currency translation	As of December 31, 2024
Lump-sum retirement benefits	323	109	—	—	432
Total Non-current provisions	323	109	—	—	432

(in thousands of euros)	As of January 1, 2023	Increases	Decreases	Currency translation	As of December 31, 2023
Lump-sum retirement benefits	270	53	—	—	323
Total Non-current provisions	270	53	—	—	323

The assumptions used to measure lump-sum retirement benefits are as follows:

As of December 31,
Measurement date	2024	2023
Retirement assumptions	Management: Age 66 Non-management: Age 64	Management: Age 66 Non-management: Age 64
Social security contribution rate	47%	45%
Discount rate	3.56%	3.30%
Mortality tables	Regulatory table INSEE 2018 - 2020	Regulatory table INSEE 2017 - 2019
Salary increase rate (including inflation)	Executive: 4% Non-Executive: 3.5%	Executive: 4% Non-Executive: 3.5%
Staff turnover	Constant average rate of 8.4%	Constant average rate of 8.40%
Duration	20 years	20 years
The rights granted to Company employees are defined in the Collective Agreement for the Pharmaceutical industry (manufacturing and sales of pharmaceutical products).
The staff turnover rate was determined using a historical average over the 2016-2023 period.
The sensitivity to the discount rate and to the salary growth is as follows:

Discount rate	3.31%	3.56%	3.81%
Defined Benefit Obligation as of December 31, 2024 (in thousands of euros)	451	432	413
The Company does not expect to pay a material amount of benefits for the five next years.

Commitments for retirement benefits

	As of December 31,
(in thousands of euros)	2024	2023
Provision as of beginning of period	323	270
Cost of services	65	65
Interests / discounting costs	11	10
Expense for the period	76	75
Gains or losses related to experience	48	(13)
Gains or losses related to change in demographic assumptions	—	(30)
Gains or losses related to change in financial assumptions	(16)	21
Actuarial gains or losses recognized in other comprehensive income	33	(22)
Provision as of end of period	432	323

Note 12. Provisions

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

(in thousands of euros)	As of January 1, 2024	Increases (1)	Decreases(1)	Currency translation	As of December 31, 2024
Provisions for disputes	506	200	(372)	7	341
Provisions for charges	253	7	(164)	—	96
Total Current provisions	760	207	(535)	7	438

(in thousands of euros)	As of January 1, 2023	Increases (1)	Decreases(1)	Currency translation	As of December 31, 2023
Provisions for disputes	177	383	(46)	(8)	506
Provisions for charges	150	104	—	—	253
Total current provisions	327	487	(46)	(8)	760
(1)See Note 17.4.- Depreciation, amortization and provision expenses. In 2024, the changes in the provisions for disputes and charges in the balance sheet include exceptional provision reversals that are not mapped to R&D SG&A, resulting in a mismatch with the operations expenses flows.

Provisions for disputes exclusively include ongoing employee disputes. The increase during 2024 and 2023 of €0.2 million and €0.4 million respectively, were due to new employee disputes that occurred during the respective years.
The decrease in provisions for charges is due to a provision of €0.1 million that has been allocated in 2023 and released in 2024, for the settlement of social security taxes on attendance fees for members of the Supervisory Board.

Note 13. Financial liabilities

Accounting policies for financial liabilities are described in Note 15- Financial instruments included in the statement of financial position and impact on income.’

Details of financial liabilities

	As of December 31,
(in thousands of euros)	2024	2023
Lease liabilities – Short term	1,261	1,199
Repayable BPI loan advances - Short term	689	592
PGE Loans*	2,543	2,583
EIB Loan – Short term	430	649
Total current financial liabilities	4,924	5,022
Lease liabilities – Long term	2,969	3,883
Repayable BPI loan advances – Long term	1,258	1,872
PGE Loans*	1,547	4,028
EIB loan – Long term	40,204	35,761
Total non-current financial liabilities	45,978	45,543
Total financial liabilities	50,902	50,565
(*)”PGE”or in French “Prêts garantis par l’Etat” are state-guaranteed loans

Repayable BPI loan advances
The Company received repayable advances from Banque Publique d’Investissement (formerly known as OSEO Innovation). Some of these advances are interest-free and are fully repayable in the event of technical and/or commercial success.
The other advances bear 1.56% interest. The repayment of the period amounts to €0.5 million, while the amount to be reimbursed corresponds to €1.6 million (see Note 13.1. - Conditional advance, bank loan and loans from government and public authorities).
The conditional advance from Bpifrance obtained by Curadigm SAS in June 2020 of €500 thousand fully received in January 2023, acquired by Nanobiotix SA as part of the Curadigm merger from January 1, 2024 (see Note 3.1. basis of consolidation). The repayment of the 2024 period amounted to €75 thousand, while the remaining principal amount to be reimbursed corresponds to €342 thousand (see Note 13.1. - Conditional advance, bank loan and loans from government and public authorities).

EIB loan
Initial Contract
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
Amendment Agreement
Pursuant to the Amendment Agreement signed on October 18, 2022, as described in Note 4.4 - Financing Agreement with the European Investment Bank (“EIB”), the Company determined that the modifications to the agreement are substantial and it is to be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability in accordance with IFRS 9.
Therefore the Company estimated the fair value of the new debt that shall be recorded as a liability at the Amendment Agreement date. The fair value of the new debt was equal to the present value of the probable future cash flows based on management business plan using an average discount rate representing the prevailing market conditions at date. The estimation involved projecting debt cash outflows based on net sales included in the business plan as determined by the Company's strategic outlook:

•Fixed flows, including principal repayments and interest payments at a fixed rate are consistent with the payments of a standard corporate borrowing or bond. To estimate the present value of these fixed flows, the

Company has determined a discounting rate consisting of a base rate and a credit spread. The base rate was estimated by considering EUR-denominated interest rate swaps at different maturities matching principal and interest payments at financing date (October 18, 2022), while the credit spread was determined by considering corporate bond spread curves of American and European healthcare groups at financing date, assuming a CCC rating for the Company. The average between EUR and USD curves was retained due to the Company’s international operations, and the high volatility of the EUR curve was also taken into account. The discount rate for fixed flows ranged from 14.95% to 16.09%, depending on the maturity, with the new financing denominated in euro.
•Future royalty payments depend on the Company’s net sales forecast and therefore depends on its financial performance. Accordingly, in order to estimate the present value of royalty payments, the Company has retained a Weighted Average Cost of Capital (“WACC”) applicable to the Company, which is traditionally used to discount future operating cash flows which are exposed to standard operating risk (without taking into account the risk of unsuccessful development of studies which is already captured in the cashflows). Using a detailed calculation methodology, the Company has estimated the WACC on October 18, 2022 at 30%.

The combination of the above results is an average discount rate of 21.3%.

Consequently, for the year ended December 31, 2022, the Company recognized a financial loss of €6.9 million arising from the difference between (i) the carrying amount of the financial liability extinguished (€27.5 million) and the fair value of the new financial liability (€34.4 million). After initial recognition of the new debt, this financial liability will be measured at amortized cost based on an average discount interest rate of 21.3%.

As of December 31, 2024, the fair value of the loan amounts to €43.1 million, with a market rate of 19.65%. The Company conducted a sensitivity analysis, changing the key assumptions used to determine the amortized cost and the fair value of the EIB loan :

• Debt at amortized cost - sensitivity

•Commercialization date sensitivity analysis
With constant average discount rate and cumulated net sales :

(in thousands of euros)	As of December 31, 2024
Commercialization date sensitivity	Total debt at amortized cost	P&L impact	Total impact
Base date	40,635	—	—
1 year after *	36,131	4,504	4,504
(*) one year postponing versus first year of commercialization
•Cumulated net sales sensitivity analysis
With constant average discount rate and commercialization date :

(in thousands of euros)	As of December 31, 2024
Cumulated net sales sensitivity	Total debt at amortized cost	P&L impact	Total impact
Net sales -10%	40,058	577	577
Base cumulated net sales	40,635	—	—
Net sales +10%	41,212	(577)	(577)

•Debt at fair value - sensitivity
•Commercialization date sensitivity analysis
With the same average discount rate and cumulated net sales :

(in thousands of euros)	As of December 31, 2024
Commercialization date sensitivity	Total debt at fair value	Fair Value impact	Total impact
Base date	43,115	—	—
1 year after *	39,974	3,141	3,141
(*) one year postponing versus first year of commercialization
•Cumulated net sales sensitivity analysis
With constant average discount rate and commercialization date :

(in thousands of euros)	As of December 31, 2024
Cumulated net sales sensitivity	Total debt at fair value	Fair Value impact	Total impact
Net sales -10%	42,742	373	373
Base cumulated net sales	43,115	—	—
Net sales +10%	43,488	(373)	(373)

PGE loans
The Company announced in June 2020 that it received approval for financing from both HSBC and Bpifrance for €5 million each in the form of state-guaranteed loans (“Prêts Garantis par l’État”, or “PGE” in France).
This “HSBC” loan is booked at amortized cost for a minimum of 12 months and allows the Company to delay the reimbursement of this 12 months loan by 1 to 5 years. The Company used this option and the reimbursement date was delayed by 1 year, starting in September 2022 and ending in June 2026. The effective interest rate amounts to 0.31%. During 2024 reference period, €1.3 million was repaid from HSBC PGE loan according to amortization plan (see below notes 13.1 & 13.4.).
On July 10, 2020, the Company entered into the second €5 million PGE loan with Bpifrance (the ‘‘Bpifrance PGE Loan’’). The Bpifrance PGE loan has a six-year term and is 90% guaranteed by the French State. The Bpifrance PGE loan did not bear any interest for the first 12-month period but, following such 12-month period and for the subsequent 5 years, bears an interest rate of 2.25% per annum, inclusive of an annual State guarantee fee of 1.61% per annum. The principal and interest of the Bpifrance PGE loan is being reimbursed in 20 quarterly installments as from October 31, 2021 until July 26, 2026. During 2024 reference period, €1.3 million was repaid from Bpifrance PGE loan according to amortization plan (see below notes 13.1 & 13.4.).

13.1. Conditional advance, bank loan and loans from government and public authorities

The table below shows the detail of liabilities recognized on the statements of financial position by type of conditional advances and loans from government and public authorities.
Conditional advances and loans from government and public authorities

(in thousands of euros)	Bpifrance advance	Interest-free Bpifrance loan	EIB Loan	Curadigm Bpifrance advance	Total
As of January 1, 2023	2,316	125	35,754	317	38,512
Principal received	—	—	—	150	150
Impact of discounting and accretion	16	—	(285)	(20)	(289)
Accumulated fixed interest expense accrual	34	—	2,385	—	2,419
Accumulated variable interest expense accrual	—	—	5,195	—	5,195
Repayment	(300)	(125)	(6,639)	(50)	(7,114)
As of December 31, 2023	2,066	—	36,409	397	38,872
Principal received	—	—	—	—	—
Impact of discounting and accretion	12	—	(2,832)	20	(2,800)
Accumulated fixed interest expense accrual	28	—	1,670	—	1,698
Accumulated variable interest expense accrual	—	—	6,085	—	6,085
Repayment	(500)	—	(697)	(75)	(1,272)
As of December 31, 2024	1,606	—	40,635	342	42,583

During the year ended December 31, 2024, the variations in the EIB’s debt are mainly due to a €7.8 million increase in accrued fixed and variable interests, partially offset by the interest repayments of €0.7 million and by a net impact of €2.8 million corresponding (i) to the accretion impact due to increase in estimated debt outflows beyond 2023 of €11.3 million (before discounting effect) linked to the revised forecasts of net sales and milestone considerations as per Janssen license agreement, and (ii) to the decrease linked to the discounting effect of €14.2 million.
The Company accounted for the debt at amortized cost using the original EIR at 21.30%.
For the year ended December 31, 2023, the changes in the EIB's debt is primarily attributable to the increase in accumulated accrued fixed and variable interests following the Amendment Agreement, almost fully offset by the repayments made during 2023, which the most significant is the €5.4 million PIK interest payment to EIB executed as of October 12, 2023 in accordance with the waiver removal conditions, and an aggregate amount of €0.8 million paid as advance milestones payments, including the advance payment in connection with the financial covenant waiver. (See Note 4.4. - Financing Agreement with the European Investment Bank (“EIB”))
Also, in the course of the year 2023, following the execution of the license agreement with Janssen (see Note 4.1. - Global License Agreement with Janssen Pharmaceutica NV and Share Purchase Agreement with Johnson & Johnson Innovations - JJDC), the Company reassessed the present value of estimated discounted future cash flows using the initial discount rate of 21.3%. Consequently, the Company recorded a catch-up adjustment to the debt through profit and loss for an amount of €0.3 million.
The expected royalty payments, previously estimated at €32.4 million as of December 31, 2022, have been updated to €36.6 million as of December 31, 2023, due to the adjusted sales forecast. As of December 31, 2024, the royalty payments to be made in the future are now estimated at €47.5 million, reflecting the latest revisions made to the sales forecast in 2024.

Bank loan

(in thousands of euros)	HSBC “PGE” (1)	Bpifrance “PGE” (1)	Total
As of January 1, 2023	4,409	4,717	9,127
Principal received	—	—	—
Impact of discounting and accretion	(9)	(6)	(15)
Accumulated fixed interest expense accrual (2)	41	90	131
Repayment	(1,287)	(1,345)	(2,632)
As of December 31, 2023	3,155	3,457	6,612
Principal received	—	—	—
Impact of discounting and accretion	(13)	(4)	(17)
Accumulated fixed interest expense accrual (2)	35	62	97
Repayment	(1,285)	(1,317)	(2,602)
As of December 31, 2024	1,891	2,198	4,089
(1)”PGE”or in French “Prêts garantis par l’Etat” are state-guaranteed loans
(2) The fixed interest accrual refers to guaranteed fee of 0.25% of the principal of the HSBC PGE loan and to a guarantee fee of 0.25% added to a fixed interest rate of 1.36% for the Bpifrance PGE loan, respectively.

13.2. Lease liabilities

The table below shows the detail of changes in lease liabilities related to office space and manufacturing facilities,recognized on the statements of financial position over the periods disclosed:

(in thousands of euros)	Lease liabilities
As of January 1, 2023	5,530
New lease contracts	—
Indexation effect on current lease commitment	376
Impact of discounting and accretion	(31)
Fixed interest expense	203
Repayment of lease	(996)
Early termination of lease contracts	—
As of December 31, 2023	5,081
New lease contracts	—
Indexation effect on current lease commitment	245
Impact of discounting and accretion	(16)
Fixed interest expense	170
Repayment of lease	(1,250)
Early termination of lease contracts	—
As of December 31, 2024	4,230

13.3. Changes in liabilities arising from financing activities

The table below shows the detail of changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

(in thousands of euros)	Bpifrance advance	Interest-free Bpifrance loan	Curadigm Bpifrance advance	EIB Loan	HSBC “PGE”	Bpifrance “PGE”	Lease Liabilities	Total
January 1, 2023	2,316	125	317	35,754	4,409	4,717	5,530	53,168
Principal received	—	—	150	—	—	—	—	150
Decrease in loans and conditional advances	(300)	(125)	(50)	—	(1,246)	(1,250)	—	(2,971)
Interest paid	—	—	—	(6,639)	(41)	(95)	—	(6,775)
Interest paid (IFRS 16)	—	—	—	—	—	—	(203)	(203)
Payment of lease liabilities	—	—	—	—	—	—	(793)	(793)
Cash flows from (used in) financing activities	(300)	(125)	100	(6,639)	(1,287)	(1,345)	(996)	(10,592)
Indexation effect on current lease commitment	—	—	—	—	—	—	376	376
Impact of discounting and catch-up	16	—	(20)	(285)	(9)	(6)	(31)	(335)
Accumulated fixed interest expense accrual	34	—	—	2,385	41	90	—	2,550
Accumulated variable interest expense accrual	—	—	—	5,195	—	—	201	5,396
Non-cash from financing activities	50	—	(20)	7,295	32	84	547	7,988
As of December 31, 2023	2,066	—	397	36,409	3,155	3,457	5,081	50,565
Principal received	—	—	—	—	—	—	—	—
Decrease in loans and conditional advances	(500)	—	(75)	—	(1,250)	(1,250)	—	(3,075)
Interest paid	—	—	—	(697)	(48)	(66)		(810)
Interest paid (IFRS 16)	—	—	—	—	—	—	(170)	(170)
Payment of lease liabilities	—	—	—	—	—	—	(1,080)	(1,080)
Cash flows from financing activities	(500)	—	(75)	(697)	(1,298)	(1,316)	(1,250)	(5,136)
Indexation effect on current lease commitment	—	—	—	—	—	—	245	245
Impact of discounting and catch-up	12	—	20	(2,832)	(13)	(4)	(16)	(2,833)
Accumulated fixed interest expense accrual	28	—	—	1,670	48	62	—	1,808
Accumulated variable interest expense accrual	—	—	—	6,085	—	—	169	6,254
Non-cash from financing activities	40	—	20	4,923	35	58	398	5,474
As of December 31, 2024	1,606	—	342	40,635	1,891	2,198	4,230	50,902

13.4. Due dates of the financial liabilities

The due dates for repayment of the advances loans and lease liabilities at their nominal value and including fixed-rate interest are as follows:

	As of December 31, 2024
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Bpifrance	800	837	—	—
Interest-free Bpifrance loan	—	—	—	—
Curadigm interest-free Bpifrance advance	100	200	75	—
HSBC “PGE”	1,272	631	—	—
Bpifrance “PGE”	1,289	948	—	—
EIB fixed rate loan	467	19,942	40,784	39,196
Lease liabilities	1,282	2,131	866	216
Total	5,210	24,689	41,725	39,412

	As of December 31, 2023
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Bpifrance	500	1,637	—	—
Interest-free Bpifrance loan	—	—	—	—
Curadigm interest-free Bpifrance advance	100	200	175	—
HSBC “PGE” (1)	1,285	1,904	—	—
Bpifrance “PGE” (1)	1,317	2,237	—	—
EIB fixed rate loan	692	19,946	17,872	51,246
Lease liabilities	1,219	2,434	1,227	621
Total	5,113	28,358	19,274	51,867
(1)”The Company will reimburse the two “PGE”or (“Prêts garantis par l’Etat” or state-guaranteed loans) over 5 years with a deferral of 1 year (last reimbursement being in 2026)

The long-term debt obligations relate to the fixed and variable rate interest and principal payable on repayable advances, on interest-free Bpifrance loan, on EIB loan, PGE loans and lease liabilities. These amounts reflects the committed amounts under those contracts as of December 31, 2024.
As of December 31, 2024, the table above indicates that the EIB loan's outstanding balance is €100.4 million, which includes €33.9 million for the principal and fixed rate interest to be paid over the term of the loan, €19.0 million of milestones still to be paid under the Milestone advance payments mechanism schedule which will require prepayments equal to a tiered low single digit percentage of future equity or debt financing transactions raising up to an aggregate of €100 million, on a cumulative basis, increasing to a mid-single digit percentage for such financings greater than €100 million, and €47.5 million for the estimated royalty payments to be made in the future, based on the forecasted sales expected to be generated by the Company’s partners during the six-year period beginning upon NBTXR3 commercialization. See Notes 4.4 - Financing Agreement with the European Investment Bank (“EIB”) and 13.1 - Conditional advance, bank loan and loans from government and public authorities).
As of December 31, 2023, the table above indicates that the EIB loan's outstanding balance is €89.8 million, which includes €33.9 million for the principal and fixed rate interest to be paid over the term of the loan, €19.2 million of milestones still to be paid under the Milestone advance payments mechanism schedule which will require prepayments equal to a tiered low single digit percentage of future equity or debt financing transactions raising up to an aggregate of €100 million, on a cumulative basis, increasing to a mid-single digit percentage for such financings greater than €100 million, and €36.6 million for the estimated royalty payments to be made in the future, based on the forecasted sales expected to be generated by the Company’s partners during the six-year period beginning upon NBTXR3 commercialization.
See Notes 4.4 - Financing Agreement with the European Investment Bank (“EIB”) and 13.1 - Conditional advance, bank loan and loans from government and public authorities).
Note 14. Trade payables and other current liabilities

14.1. Trade and other payables

Accounting policies
Accounting policies for Trade and other payables are described in Note 15 - Financial instruments included in the statement of financial position and impact on income

Accrued expenses
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

Details of trade and other payables

	As of December 31,
(in thousands of euros)	2024	2023
Fixed asset payables	—	173
Accrued expenses - clinical trials	15,550	11,369
Trade payables & other accruals	4,484	6,695
Total trade and other payables	20,036	18,237
Trade and other payables are not discounted, as none of the amounts are due in more than one year.
Fixed Assets Payables amounting to €0.2 million at the end of December 2023 relate to the purchase of a reactor for the laboratory in Paris.
Accrued Expenses related to clinical trials balance increased by €4.2 million between December 2023 and December 2024 mainly due to NANORAY-312 development in 2024, amounting to a €11.1 million accrual as of December 31, 2024, compared to the 7.1 million accrual as of December 31, 2023, and to the study 1100 development in 2024, amounting to a €4.4 million accrual as of December 31, 2024, compared to the 2.9 million accrual as of December 31, 2023.
The decrease in trade payables and other accruals balance of €2.2 million is mainly due to our CRO for NANORAY-312 which decreased by €2.6 million related to the milestone invoice received from the CRO at the end of 2023 and paid early 2024. There is no invoice due for the CRO as of December 31,2024.

14.2. Other current liabilities

	As of December 31,
(in thousands of euros)	2024	2023
Tax liabilities	537	451
Payroll tax and other payroll liabilities	6,334	6,928
Other payables	672	247
Other current liabilities	7,543	7,627
Payroll tax and other payroll liabilities consist primarily of payroll taxes, namely the employer contribution provision to be paid on free shares, accrued bonuses, vacation days and related social charges.

Payroll tax and other payroll liabilities decreased by €0.6 million from €6.9 million as of December 31, 2023 to €6.3 million as of December 31, 2024, mainly due to bonus accruals decrease of €0.5 million.

14.3. Deferred income and contract liabilities

	As of December 31,
(in thousands of euros)	2024	2023
Deferred income	61	128
Current contract liabilities	18,100	18,100
Deferred income and current contract liabilities	18,161	18,228
Current contract liabilities are stable at €18.1 million as of December 31, 2023 and December 31, 2024.The initial payment received in 2021 from LianBio was €16.5 million. During the year 2023, the contract liabilities have been revalued at fair value in accordance to the Asia Licensing Agreement contract following the novation agreement.
The current contract liabilities are accounted for in accordance with IFRS 15. See Note 4.1. - Global License Agreement with Janssen Pharmaceutica NV and Share Purchase Agreement with Johnson & Johnson Innovations - JJDC and Note 16 - Revenues and other income for more details.

14.4. Refund liabilities

	As of December 31,
(in thousands of euros)	2024	2023
Non current refund liabilities	27,778	—
Current refund liabilities	7,835	—
Refund liabilities	35,613	—
The refund liability reflects the refund obligation related to the amendments of the Janssen Agreement, signed in the fourth quarter of 2024. These amendments were accounted for as a contract modification under IFRS 15, and resulted in a change in the transaction price recorded as a cumulative catch-up in the statement of consolidated operations and refund liabilities in the consolidated statement of financial position (Note 16 - Revenues and other income).

Note 15. Financial instruments included in the statement of financial position and impact on income

Accounting policies

Non-current financial assets
Non-current financial assets are recognized and measured in accordance with IFRS 9 – Financial Instruments. No non-current financial assets are accounted for at fair value through other comprehensive income (OCI).
Pursuant to IFRS 9 – Financial Instruments, financial assets are classified in three categories according to the Company’s business model for managing the financial asset and the contractual cash flows characteristics of the financial asset:
•Financial assets at fair value through profit and loss;
•Financial assets at fair value through other comprehensive income; and
•Financial assets at amortized cost.
All regular way purchases and sales of financial assets are recognized at the settlement date.

Financial assets at fair value through profit or loss
This category includes marketable securities. They represent financial assets held for trading purposes, i.e., assets acquired by the Company to be sold in the short-term. They are measured at fair value and changes in fair value are recognized in the consolidated statements of operations as financial income or expense, as applicable. As of December 31, 2024, the Company has no financial assets at far value through profit and loss.

Financial assets at amortized cost
This category includes other financial assets (non-current), trade receivables (current) and other receivables and related accounts (current) and cash and cash equivalents. Other financial assets (non-current) include advances and security and guarantee deposits granted to third parties as well as term deposits and restricted cash, which are not considered as cash equivalents.
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
Gains and losses are recorded in the consolidated statements of operations when they are derecognized, subject to modification of contractual or expected cash flows and/or impaired.
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
They are recognized at amortized cost, which is defined under IFRS 9 as the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.
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

Detail of financial instruments included in the statements of financial position and impact on income

	As of December 31, 2024
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at fair value through profit or loss	Assets and liabilities carried at amortized cost	Fair value (1)
Non-current financial assets
Non-current financial assets	406		406	406
Trade receivables	2,977		2,977	2,977
Cash and cash equivalents	49,737		49,737	49,737
Total assets	53,120	—	53,120	53,120
Financial liabilities
Non-current financial liabilities	45,978		45,978	48,443
Current financial liabilities	4,924		4,924	4,924
Trade payables and other payables	20,035		20,035	20,035
Total liabilities	70,936	—	70,936	73,402
(1)The fair value of current and non-current liabilities include loans, repayable advances from Bpifrance, the EIB loan and the HSBC and Bpifrance state-guaranteed loans, was assessed using unobservable “level 3” inputs, in the IFRS 13 classification for fair value.
As of December 31, 2024, the carrying value of receivables and current liabilities is assumed to approximate their fair value.

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

Liquidity risk
Liquidity risk arises from the Company’s financial liabilities and significant operating expenses related to development and manufacturing of nanotechnology products and conducting clinical studies. The Company has incurred operating losses since its inception in 2005 and expects to continue to incur significant losses in the near term.
As of December 31, 2024, the Company had cash and cash equivalents of €49.7 million.
In addition, on March 17, 2025, the Company signed an amendment to the Janssen Agreement (Refer to Note 25 – Subsequent events), allowing to strengthen the Company’s financial position, to reduce its operational cash burn and to extend the Company’s cash runway into mid-2026. The Company current level of cash and cash equivalents combined with the signature of the aforementioned amendment are expected to be sufficient to meet it projected financial obligations and fund our operations beyond the next twelve months from the date of authorization for issuance of these consolidated statements.
The Company plans to pursue additional possible liquidity through non-dilutive financing such as royalty financing, new business development partnerships, collaborative or strategic alliances, additional financing through public or private offerings of capital securities or debt, and through the implementation of cash preservation activities to reduce or defer discretionary spending.
There is no assurance that the Company’s efforts to meet its operating cash flow requirements will be successful. If the current cash and cash equivalent as well as the plans to meet its future operating cash flow requirements are not sufficient to fund necessary expenditures and meet our financial obligations as they come due, the Company’s liquidity, financial condition, and business prospects will be materially affected.
As a remainder, as of October 2023, the Company was no longer subject to the minimum cash and cash equivalents covenant under the EIB loan (See Note 4.4. - Financing Agreement with the EIB).

Foreign Currency Exchange Risk

The functional currency of Nanobiotix S.A. is the euro. Exposure to foreign currency exchange risk is mainly derived from certain of its revenue and bank accounts denominated in U.S dollars. Under the Global License Agreement with Janssen, and the Asia Licensing Agreement (former LianBio contract) (see Notes 4.1. and 4.2. respectively), the Company has received payments in U.S dollars. Additionally, the Company is also exposed through intra group transactions between Nanobiotix S.A. and its U.S. subsidiaries, for which the functional currency is the U.S. dollar, as well as trade relations with customers and suppliers outside the euro zone.
At this stage of its development, the Company does not use hedging to protect its business against exchange rate fluctuations. However, a significant increase in its business activity outside the euro zone could lead to a greater exposure to foreign currency exchange risk. If this occurs, the Company may implement a suitable hedging policy for these risks.
The following table illustrates the impact of a 10% increase or decrease in the exchange rate between the euro and the U.S. dollar on the contractual assets and cash and cash equivalents as of December 31, 2024, and December 31, 2023.

	For the year ended December 31, 2024
Impact	Contracts Assets		Cash and Cash equivalents
(in thousands of euros)	Increase	Decrease	Increase	Decrease
USD / Euro exchange rate	—	—	4,199	(4,199)
Total	—	—	4,199	(4,199)

	For the year ended December 31, 2023
Impact	Contracts Assets		Contracts liabilities
(in thousands of euros)	Increase	Decrease	Increase	Decrease
USD / Euro exchange rate	187	(187)	1,638	(1,638)
Total	187	(187)	1,638	(1,638)

The following table shows the impact of a 10% increase or decrease in the exchange rate between the euro and the U.S. dollar, calculated on the amounts of loans to the Company’s U.S. subsidiaries as of December 31, 2024 and December 31, 2023.

	For the year ended December 31, 2024
Impact	Net income		Equity
(in thousands of euros)	Increase	Decrease	Increase	Decrease
USD / Euro exchange rate	56	(56)	35	(35)
Total	56	(56)	35	(35)

	For the year ended December 31, 2023
Impact	Net income		Equity
(in thousands of euros)	Increase	Decrease	Increase	Decrease
USD / Euro exchange rate	22	(22)	(22)	22
Total	22	(22)	(22)	22

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
The Company’s exposure to credit risk chiefly stems from trade receivables for one customer (Janssen) as of December 31, 2024. Due to the limited number of customers, The Company appropriately monitors its receivables and their payment and clearance. The Company enters into such transactions only with highly reputable, financially sound counterparts.
Interest rate risk
The Company's exposure to interest rate risk is primarily related to cash equivalents and investment securities, which consist of term deposits. Changes in interest rates have a direct impact on the interest earned from these investments and the cash flows generated.
As of December 31, 2024 loans issued by the Company are exclusively fixed rate loans and thus our exposure to interest rate and market risk is deemed low.
Variable interests on the EIB loan are royalty-based and are not subject to market rate risks.

Note 16. Revenues and other income

Accounting policies

Revenue and other income
Revenue is recognized in accordance with IFRS 15.
Under IFRS 15, revenue is recognized when the Company satisfies a performance obligation by transferring a distinct good or service (or a distinct bundle of goods and/or services) to a customer, i.e. when the customer obtains control of these goods or services.
Given the wide spectrum of therapeutic research and development opportunities, aside from the fields that the Company intends to research and develop with its own scientific and financial resources, the Company has entered and expects to enter into new license and collaboration agreements with third parties in certain specific fields that have generated or may generate future revenue.
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
Contingent revenue arising from successful milestones are included in the estimated transaction price when it becomes highly probable that the resulting revenue recognized would not have to be reversed in a future period. Sales-based milestones or royalties are not recognized before the related milestone has been reached or sale has occurred.
Application of IFRS 15 to the Janssen Agreement

In July 2023, the Company entered into the Janssen Agreement, granting Janssen an exclusive worldwide license for the development, the manufacturing and the commercialization of NBTXR3. The license is exclusive, except for territories previously licensed to the Company initial licensee LianBio (see below). Unless terminated earlier, the Janssen Agreement will remain in effect for so long as royalties are payable under the Janssen Agreement. The Janssen Agreement may be terminated earlier by either party in the event that the other party commits an uncured material breach, or in the case of certain insolvency or bankruptcy events. Additionally, Janssen has the right to terminate the agreement without cause, provided they give prior written notice to the Company.

The Company is responsible for on all ongoing studies, along with NBTXR3 manufacturing, clinical supply, and initial commercial supply, subject to Janssen’ right to object based on concern regarding safety risks or that the study is reasonably likely to adversely affect the development (including commercialization) of the licensed product. Janssen will be fully responsible for an initial Phase 2 study evaluating NBTXR3 for patients with stage three lung cancer. Additionally, as per the license agreement, Janssen may request that Nanobiotix transfer and assign the regulatory documentation and sponsorship for ongoing studies (including NANORAY-312 trial) to Janssen. Subsequently, further to the agreements signed in October 2024 regarding the transfer of the global sponsorship of NANORAY-312 study (see below), Janssen will become sponsor on a country by country basis upon acceptance by local or applicable regulatory authorities and the Company will continue to conduct the execution of the on-going studies in accordance with established protocols.

Following the HSR antitrust clearance, the Company received in 2023 an upfront cash licensing fee of $30 million. The Company is eligible for success-based payments of up to $1.8 billion, in the aggregate, relating to potential development, regulatory, and sales milestones. Moreover, the agreement includes a framework for additional success-based potential development and regulatory milestone payments of up to $650 million, in the aggregate, for five new indications that may be developed by Janssen at its sole discretion; and of up to $220 million, in the aggregate, per indication that may be developed by the Company in alignment with Janssen. Following commercialization, the Company will also be eligible tiered double-digit royalties (low 10s to low 20s) on net sales of NBTXR3.

Revenue is recognized under IFRS 15 – Revenue from contracts with customers (see Note 3.2. – Use of judgement, estimates and assumptions).

The Janssen Agreement, being a license to develop, manufacture, commercialize a product candidate, and ongoing development services, is within the scope of IFRS 15, as it is an output of the Company’s ordinary activities.
Following the IFRS 15 analysis, two main distinct performance obligations under the Janssen Agreement have been identified:
•License Grant: transfer of all data and information that is useful for the development, manufacture or commercialization of the licensed compound (NBTXR3) worldwide, excluding the Asia Licensing Territory. The license grant corresponds to a right-to-use license and the transfer of this license has been completed by December 31, 2023. Revenue is recognized point in time accordingly in 2023 (see below); and

•Ongoing Nanobiotix-conducted studies: the Company is committed to perform the head and neck (“H&N”) study and other ongoing Nanobiotix-conducted studies. These studies will benefit to Janssen (who holds the license) and therefore represent a service promised to the customer. In the course of the ongoing Nanobiotix-conducted studies, the Company provides development services in connection with the license, which is controlled by Janssen since the date of its transfer, until the end of the studies. Based on the Company’s assessment of the nature of the services, the ongoing Nanobiotix-conducted studies were determined to be a separate performance obligation as the promise is separately identifiable as part of the contract and Janssen can benefit from the services with the license that has already been transferred. Janssen has access to the development progress over time and revenue is recognized overtime accordingly (see below).

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
•Regulatory and development milestones payments whose payment depends on the achievement of certain technical or regulatory events, as provided in the contract. Variable considerations are included in the estimated transaction price if and when, it becomes highly probable that the resulting revenue recognized would not have to be reversed in a future period. Subsequently, as of December 31, 2023, the Company was entitled to receive a $20 million milestone with no refund risk; had Janssen terminated the contract on January 1, 2024, the Company would still have been entitled the $20 million conditional payment, included in the estimated transaction price due to the high probability of achieving the first milestone as of December 31, 2023.
•Estimated variable considerations for commercial milestones are included in the estimated transaction price only when the cumulative threshold specified in the contract has been reached, starting upon the potential commercialization of the licensed products. Sales-based royalties’ revenue are included in the estimated transaction price at the later of (i) when the subsequent sale occurs or (ii) when the performance obligation has been satisfied. Subsequently, no variable consideration relating to commercial milestones or royalties was included in the estimated transaction price as of December 31, 2023 or as of December 31, 2024.

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

Royalties on commercial sales and commercial milestones, if any, will be recognized as revenue when the underlying sales will be made, under the terms and timeframes set out in the agreement. No amount was recognized in either 2023 or 2024.

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

The Company announced in May 2024 its intent, aligned with Janssen, to transfer the global sponsorship of the ongoing NANORAY-312 Phase 3 pivotal trial in head and neck cancer to Janssen, in preparation for potential regulatory submission in the event of positive trial results. The parties mutually agreed on the conditions of this transfer and detailed them in agreements signed in the fourth quarter of 2024. Janssen will progressively take over from the Company the operational conduct and execution responsibility of the study, on a country by country basis, starting November 2024, with the objective to complete the transfer of sponsorship in the short term, while the Company remains liable for the overall costs of the study towards Janssen. The Company will continue to support Janssen in execution of NANORAY-312 clinical study during the transition process and following the sponsorship transfer.
The Company signed a new amendment to this contract after the end of the reporting period. The details of this amendment are presented in the Note 25 - Subsequent Events.
These agreements aim to transfer rights and obligations of the Company to Janssen at the date of the sponsorship transfer in each country. The impact on the performance obligations are the following:
•License grant: no impact,
•Ongoing Nanobiotix-conducted studies: decrease in the scope of development services that were initially to be provided by the Company to Janssen, as Janssen will take over progressively those activities and direct responsibilities for conducting the studies. As at December 31, 2024, the Company still had a funding obligation towards Janssen as the Company remains liable for the overall costs of the clinical study NANORAY-312 further to the Janssen Agreement.
These agreements have been considered and accounted for as a contract modification under IFRS 15, which amends the Janssen Agreement by decreasing significantly the transaction price due to the replacement of the R&D performance obligation by a pure funding obligation for the Company to reimburse Janssen for all the remaining costs of the NANORAY-312 clinical study, slightly offset by a transaction price increasing as the Company has to rebill certain transition R&D activities to Janssen. The net negative impact in the transaction price was accounted for as a cumulative catch-up impact, as the remaining goods or services are not distinct.
Revenue for the the year ended December 31, 2024 therefore included a negative one-off impact of €23.4 million, directly due to the contract modification as explained above, leading to a total cumulated negative €19.3 million net revenue impact over the year 2024.
Still in accordance with IFRS 15, the funding obligation towards Janssen resulted in a net refund liability recognition amounting to €35.6 million. See Note 14.4. - Refund liabilities
An amendment of the Janssen Agreement has been signed on March 17, 2025 with Janssen (See Note 25 - Subsequent Events). The amendment provides that Janssen will finally assume nearly all remaining costs for the ongoing pivotal Phase 3 trial through completion, less a limited portion of costs remaining covered by the Company.
The Company is currently assessing the expected impacts of the amendment on the consolidated financial statements (including on revenue and refund liability) for the period starting January 1, 2025.

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
The mutualization of development efforts leading to the regulatory marketing approvals are treated as a collaboration arrangement outside of the scope of IFRS 15. If any R&D cost incurred is eligible for partial reimbursement by Lianbio, the corresponding recharge is recognized as Other Income. This includes the supply of products necessary to conduct the clinical trials, R&D cost incurred that is eligible for partial reimbursement by Lianbio, that are recognized as Other Income. The related income is recognized respectively when the products are delivered to LianBio and when the eligible costs are incurred by LianBio.
Milestone payments linked to regulatory marketing approvals will be included in the transaction price only when and if the contingency is resolved and will be recognized to revenue as manufacturing services are provided. Sales-based milestone payments will be recognized when the sales thresholds are achieved. Royalties will be recognized when the underlying sales are made by LianBio.
On May 9, 2022, the Company signed the clinical supply agreement with LianBio as defined in the license, development, and commercialization agreement. This agreement provides for the supply by the Company to LianBio of vials of NBTXR3 and Cetuximab products for clinical trial development activities. For the year ended December 31, 2023, the Company billed the delivery of NBTXR3 and other clinical supplies to LianBio amounting to €334.3 thousand, recorded within Other Income as it relates to the non-IFRS 15 components of the agreement (the development collaboration). Subsequent to the novation agreement (see below), the Company billed the delivery of NBTXR3 and other clinical supplies to Janssen amounting to €237 thousand, for the year ended December 31, 2024 in connection with the supply agreement.
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
In this context, for the year ended December 31, 2023, the Company billed the costs to LianBio for an amount of €1.6 million, recorded within Other Income as it relates to the non-IFRS 15 components of the agreement (the development collaboration). Subsequent to the novation agreement (see below), the Company billed the costs to Janssen amounting to €778 thousand, for the year ended December 31, 2024 in connection with the GTCA.

On December 22, 2023, the Company, LianBio and Janssen executed a novation agreement whereas all the rights and obligations of Asia Licensing Agreement, dated May 11, 2021, between the Company and LianBio, as well as other related agreements, were assigned from LianBio to Janssen. Whereas the Company analyzed that the rights and obligations of the original License Agreement were transferred without any alteration or modification, the Company concluded that as a result of the novation agreement, the original contract with LianBio was terminated while a new contract was entered onto with Janssen. As a result, the Company derecognized the original contract liability to LianBio, corresponding to the $20 million upfront payment received in 2021, and recognized a new contract liability to Janssen at its fair value, resulting in a loss of €1.6 million as of December 31, 2023 (See Note 4.1. - New Global License Agreement, Note 4.2. - Asia Licensing Agreement, Note 14 - Trade and other payables, and Note 17.5. - Other operating income and expenses).

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

Grants received are recognized by the Company in the financial statements when there is reasonable assurance that the Company will comply with the conditions attached to the subsidies and that the subsidies will be received, independently of cash flows received.

A government grant receivable either as compensation for expenses or losses already incurred or as immediate financial support to the Company with no future related costs is recognized as income in the period in which it becomes receivable.

A grant is recognized in the income statement based on the actual progress of the projects for which it is awarded. More specifically, the grant is recognized as deferred income and reported in the income statement based on project progress, which is assessed by taking into account, firstly, the time spent by employees and, secondly, subcontracting expenses allocated to the projects and covered by the grant.

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

Detail of revenues and other income
The following table summarizes the Company’s revenues and other income per category for the years ended December 31, 2024, 2023, and 2022.

	For the year ended December 31,
(in thousands of euros)	2024	2023	2022
Services	(17,534)	29,750	—
Other sales	5,924	308	—
Total revenues	(11,609)	30,058	—
Research tax credit	3,300	3,939	4,091
Subsidies	89	229	135
Other	1,029	1,981	550
Total other income	4,419	6,150	4,776
Total revenues and other income	(7,191)	36,207	4,776
Total Revenues
In 2024, the total revenues reached a negative €11.6 million net amount, which is detailed below:

(i) negative €17.5 million net Services Revenue composed of:

•negative €23.4 million impact related to Janssen contract modification, recorded as per IFRS 15. The agreements signed with Janssen BV during the fourth quarter of 2024 (see Note 4.1 - Global License Agreement with Janssen Pharmaceutica NV), resulted in a contract modification replacing a performance obligation (providing R&D services) by an obligation to refund the NANORAY-312 remaining due study costs to Janssen BV. Under IFRS standards, the amount that will be refunded to Janssen is in substance a reduction in the scope of work and, concurrently, a material reduction in the transaction price. In the applied revenue recognition model, it is necessary to consider the highly probable considerations and refund at the closing date. This resulted in a negative transaction price that had to be recognized in its entirety as of December 31, 2024, irrespective of the actual percentage of completion of the performance obligation.
•partially offset by Janssen Agreement R&D Revenue recognised overtime for €4.0 million and by Services Revenue linked to technology transfer and technical assistance recharge to Janssen BV for €1.8 million

(ii) €5.9 million of ‘Other Sales’ related to products clinical supplies to Janssen BV in 2024, compared to €0.3 million in 2023.

For the year ended December 31, 2023, the €30.1 million of total Revenues mainly includes (i) ‘Services’ revenue linked to the assignment of the license to Janssen and the rendered R&D services in proportion of the completion of the ongoing studies, totaling €29.6 million; (ii) ‘Services’ revenue linked to technology transfer and technical assistance recharge for €0.1 million; (iii) and €0.3 million of ‘Other Sales’ related to product clinical supplies to Janssen.
There was no revenue recognized for the year ended December 31, 2022.
Research Tax Credit
The research tax credit decreased from €3.9 million to €3.3 million between 2023 and 2024, mainly due to the exclusion of eligible expenses of a contract research organizations related to the 312 study, further to the failure to obtain the CIR eligibility accreditation.
The research tax credit was stable between 2022 and 2023.
Subsidies
Subsidies include the Bpifrance Deep Tech Grant received by Curadigm SAS, €89 thousand for the year ended December 31, 2024, €229 thousand for the year ended December 31, 2023 and €135 thousand for the year ended December 31, 2022.
Other
The line item ‘Other’ mainly includes income for supply and services recharge, in the framework of the clinical supply agreement signed in May 2022 with LianBio and of the GTCA signed in June 2023 with LianBio, totalling €1.0 million for the year ended December 31, 2024, €2.0 million in 2023 (including a catch-up impact from 2022), and €0.5 million in 2022.

Note 17. Operating expenses

Accounting policies
Leases included in the practical expedients under the IFRS 16 standard and used by the Company (low value asset and short-term leases) are recognized in operating expenses. Payments made for these leases are expensed, net of any incentives, on a straight-line basis over the contract term (see Note 23 - Commitments).
Accounting policies for research and development expenses are described in Note 5.

17.1. Research and development expenses

	For the year ended December 31,
(in thousands of euros)	2024	2023	2022
Purchases, sub-contracting and other expenses	(27,048)	(26,380)	(20,415)
Payroll costs (including share-based payments)	(12,345)	(10,721)	(10,868)
Depreciation, amortization and provision expenses(1)	(1,148)	(1,295)	(1,353)
Total research and development expenses	(40,541)	(38,396)	(32,636)
(1)see Note 17.4. Depreciation, amortization and provision expenses

Purchases, sub-contracting and other expenses
Purchases, sub-contracting and other expenses increased by €0.7 million, or 2.5% for the year ended December 31, 2024 as compared with the same period in 2023. This reflects the increase of clinical development activities, driven by our global Phase 3 clinical trial for elderly head and neck cancer patients ineligible for platinum-based (cisplatin) chemotherapy (NANORAY-312) and by the Phase 1 multi-cohort trial of RT-activated NBTXR3 followed by anti-PD-1 checkpoint inhibitors (Study 1100).

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

Payroll costs

Payroll costs increased by €1.6 million, or 15.1% for the year ended December 31, 2024 as compared with the same period in 2023. This variation is mainly due to the recruitment of new positions (full-year payroll impact of Chief Medical Officer position in 2024, and new Director of Clinops). Payroll costs had decreased by 0.1 million, or 1.4% for the year ended December 31, 2023 as compared with the same period in 2022.
As of December 31, 2024, the Company’s workforce amounted to 77 research and development staff, including an increase of 1 position created during the year ended December 31, 2024.
As of December 31, 2023, the Company’s workforce amounted to 76 research and development staff, including an increase of 2 positions created during the year ended December 31, 2023.
As of December 31, 2022, the Company’s workforce amounted to 74 research and development staff, including 1 additional position created during the year ended December 31, 2022.
The impact of share-based payments (excluding employer’s contribution) on research and development expenses amounted to €0.5 million in 2024 as compared with €0.4 million in 2023 and €0.3 million in 2022.

17.2. Selling, General and Administrative (SG&A) expenses

	For the year ended December 31,
(in thousands of euros)	2024	2023	2022
Purchases, fees and other expenses	(8,073)	(9,889)	(7,792)
Payroll costs (including share-based payments)	(11,986)	(11,772)	(9,688)
Depreciation, amortization and provision expenses (1)	(467)	(387)	(378)
Total SG&A expenses	(20,527)	(22,049)	(17,857)
(1)see Note 17.4. Depreciation, amortization and provision expenses
Purchases, fees and other expenses
In 2024, purchases, fees and other expenses decreased by €1.8 million, or 18.4% for the year ended December 31, 2024 as compared with the same period in 2023. This variation is mainly due to one-off fees paid in 2023 to a financial adviser for €1.4 million and the €0.5 million legal fees related to the signature of the agreement with Janssen.

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

Payroll costs

Payroll costs increased by €0.2 million or 1.8% for the year ended December 31, 2024 as compared with the same period in 2023, mainly driven by the recruitment of additional positions. In 2023, payroll costs increased by €2.1 million or 21.5%, mainly driven by cost of living adjustments and higher bonus expenses.

As of December 31, 2024, the Company’s workforce amounted to 31 staff in SG&A functions in comparison with the Company’s workforce of 26 staff in SG&A functions as of December 31, 2023.
As of December 31, 2023, the Company’s workforce amounted to 26 staff in SG&A functions in comparison with the Company’s workforce of 28 staff in SG&A functions as of December 31, 2022.
The impact of share-based payments (excluding employer’s contribution) on SG&A expenses amounted to €3.8 million in 2024, as compared with €2.9 million in 2023 and €2.8 million in 2022.

17.3. Payroll costs

	For the year ended December 31,
(in thousands of euros)	2024	2023	2022
Wages and salaries	(13,726)	(13,621)	(12,345)
Payroll taxes	(6,242)	(5,585)	(4,963)
Share-based payments	(4,298)	(3,222)	(3,174)
Retirement benefit obligations	(65)	(65)	(75)
Total payroll costs	(24,331)	(22,493)	(20,556)
Average headcount	106	100	100
End-of-period headcount	108	102	102
As of December 31, 2024, the Company’s workforce totaled 108 employees, compared with 102 as of December 31, 2023 and 102 as of December 31, 2022.
In 2024, wages, salaries and payroll tax costs, together, amounted to €20.0 million as compared with €19.2 million in 2023. This is mainly due to additional positions created during the year ended December 31, 2024.
In 2023, wages, salaries and payroll costs, together, amounted to €19.2 million as compared with €17.3 million in 2022. This is mainly due to annual cost of living adjustments and higher bonus expenses.
In accordance with IFRS 2 – Share-based Payment, the share-based payment amount recognized in the statements of operations reflects the expense associated with rights vesting during the fiscal year under the Company's share-based compensation plans. The share-based payment expenses amounted to €4.3 million for the years ended December 31, 2024, as compared with €3.2 million as of December 31, 2023 and December 31, 2022 (see Note 18 - Share-based payments).

17.4. Depreciation, amortization and provision expenses
Depreciation, amortization and provision expenses by function are detailed as follows:

	For the year ended December 31, 2024
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(3)	(1)	(4)
Amortization expense of tangible assets	(1,300)	(318)	(1,618)
Reversal of provision for disputes and charges	160	52	212
Provision for disputes and charges	(6)	(200)	(206)
Total depreciation, amortization and provision expenses (except IAS 19)	(1,148)	(467)	(1,616)
Total Provision for retirement benefit obligations (IAS 19) (1)	(45)	(20)	(65)
Total depreciation, amortization and provision expenses	(1,193)	(487)	(1,681)
(1) Details of the provision for retirement benefit obligations are provided in note 11

	For the year ended December 31, 2023
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(1)	—	(1)
Amortization expense of tangible assets	(1,247)	(270)	(1,517)
Provision for charges	(47)	(116)	(163)
Total depreciation, amortization and provision expenses (except IAS 19)	(1,295)	(387)	(1,682)
Provision for retirement benefit obligations (IAS 19)	(42)	(24)	(65)
Total Provision for retirement benefit obligations (IAS 19)	(42)	(24)	(65)
Total depreciation, amortization and provision expenses	(1,337)	(411)	(1,747)

	For the year ended December 31, 2022
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(2)	(1)	(3)
Amortization expense of tangible assets	(1,164)	(334)	(1,497)
Utilization of provision for disputes	—	—	—
Provision for charges	(187)	(43)	(230)
Reversal of provision for disputes	—	—	—
Total depreciation, amortization and provision expenses (except IAS 19)	(1,353)	(378)	(1,730)
Provision for retirement benefit obligations (IAS 19)	(48)	(26)	(75)
Total Provision for retirement benefit obligations (IAS 19)	(48)	(26)	(75)
Total depreciation, amortization and provision expenses	(1,401)	(404)	(1,805)

17.5. Other operating income and expenses

	For the year ended December 31,
(in thousands of euros)	2024	2023	2022
Other operating expenses	(136)	(2,542)	(985)
Other operating income	3	—	—
Total Other operating income and expenses	(134)	(2,542)	(985)
For the year ended December 31, 2024, the other operating expenses mainly relates to some employment termination indemnities for €129 thousand.

In 2023, the other operating expenses relates for :
(i) €0.7 million paid to a financial adviser pursuant to a termination and release of the service agreement signed in July 2023. See Note 23 - Commitments.
(ii) €1.6 million related to a contract loss further to the new Lianbio contract fair value accounting, pursuant to the assignment agreement, executed on December 22, 2023, whereby LianBio has assigned to Janssen LianBio’s exclusive rights to develop and commercialize potential first-in-class radioenhancer NBTXR3 in China, South Korea, Singapore, and Thailand (see Note 16 - Revenues and other income)

(iii) No payment was made to PharmaEngine during the year ended December 31, 2024 and 2023 pursuant to the termination and release agreement; $1.0 million payment was made in 2022. See Note 4.3. - PharmaEngine.

Note 18. Share-based payments

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
At each closing date, the number of options likely to become exercisable is re-examined. If applicable, changes to the estimated number of options expected to become exercisable are recognized in the consolidated statement of operations with a corresponding adjustment in equity.
Detail of share-based payments
The number of warrants and options outstanding on December 31, 2024 and their main characteristics, are detailed below:

Founders’ warrants

	Pre-2024 founders’ warrant plan
	BSPCE 09-2014	BSPCE 2015-1	BSPCE 2015-03	BSPCE 2016 Ordinary	BSPCE 2016 Performance	BSPCE 2017 Ordinary	BSPCE 2017
Type of underlying asset	New shares	New shares	New shares	New shares	New shares	New shares	New shares
Number of founder’s warrants granted	97,200	71,650	53,050	126,400	129,250	117,650	80,000
Date of shareholders' resolution approving the plan	06/18/2014	06/18/2014	06/18/2014	06/25/2015	06/25/2015	06/23/2016	06/23/2016
Grant date	09/16/2014	02/10/2015	06/10/2015	02/02/2016	02/02/2016	01/07/2017	01/07/2017
Contractual expiration date	09/16/2024	02/10/2025	06/10/2025	02/02/2026	02/02/2026	01/07/2027	01/07/2027
Grant price	—	—	—	—	—	—	—
Exercise price	€18.68	€18.57	€20.28	€14.46	€14.46	€15.93	€15.93
Number of founders’ warrants as of December 31, 2024	—	67,750	27,350	96,817	98,100	97,050	80,000
Number of founders’ warrants exercised	—	—	—	333	—	—	—
Including founders’ warrants exercised during the period	—	—	—	—	—	—	—
Number of founders’ warrants lapsed or cancelled	97,200	3,900	25,700	29,250	31,150	20,600	—
Including founders’ warrants lapsed or cancelled during the period	85,750	350	1,050	1,050	1,050	1,050	—

Warrants (BSA)

	Pre-2024 warrant plans
	BSA 2014	BSA 2015-1	BSA 2015-2 (a)	BSA 2018-2	BSA 2019-1	BSA 2020	BSA 2021 (a)
Type of underlying assets	New shares	New shares	New shares	New shares	New shares	New shares	New shares
Number of warrants granted	14,000	26,000	64,000	5,820	18,000	18,000	48,103
Date of shareholders' resolution approving the plan	06/18/2014	06/18/2014	06/18/2014	05/23/2018	05/23/2018	04/11/2019	11/30/2020
Grant date	09/16/2014	02/10/2015	06/25/2015	07/27/2018	03/29/2019	03/17/2020	04/20/2021
Contractual expiration date	09/16/2024	02/10/2025	06/25/2025	07/27/2028	03/29/2029	03/17/2030	04/20/2031
Grant price	€4.87	€4.87	€5.00	€2.36	€1.15	€0.29	€2.95
Exercise price	€17.67	€17.67	€19.54	€16.10	€11.66	€6.59	€13.47
Number of warrants as of December 31, 2024	—	21,000	64,000	5,820	18,000	18,000	14,431
Number of warrants exercised	—	—	—	—	—	—	—
Including warrants exercised during the period	—	—	—	—	—	—	—
Number of warrants lapsed or cancelled	14,000	5,000	—	—	—	—	33,672
Including warrants lapsed or cancelled during the period	10,000	—	—	—	—	—	—

Stock options

	Pre-2024 stock option plans												2024 stock options plan
	OSA 2016-1 Performance	OSA 2016-2	OSA 2017 Ordinary	OSA 2018	OSA 2019-1	OSA LLY 2019	OSA 2020	OSA 2021-04	OSA 2021-06	OSA 2022-06 Ordinary	OSA 2022-06 Performance	OSA 2023-01 Ordinary	OSA 2024-01 Ordinary
Type of underlying asset	New shares	New shares	New shares	New shares	New shares	New shares	New shares	New shares	New shares	New shares	New shares	New shares	New shares
Number of options granted	6,400	4,000	3,500	62,000	37,500	500,000	407,972	571,200	120,000	410,500	170,400	338,860	1,224,780
Date of shareholders' resolution approving the plan	06/25/2015	06/23/2016	06/23/2016	06/14/2017	05/23/2018	04/11/2019	04/11/2019	11/30/2020	04/28/2021	04/28/2021	11/30/2020	06/27/2023	05/23/2024
Grant date	02/02/2016	11/03/2016	01/07/2017	03/06/2018	03/29/2019	10/24/2019	03/11/2020	04/20/2021	06/21/2021	06/22/2022	06/22/2022	07/20/2023	05/23/2024
Contractual expiration date	02/02/2026	11/03/2026	01/07/2027	03/06/2028	03/29/2029	10/24/2029	03/11/2030	04/20/2031	06/21/2031	06/22/2032	06/22/2032	07/20/2033	05/23/2034
Grant price	—	—	—	—	—	—	—	—	—	—	—	—	—
Exercise price	€13.05	€14.26	€14.97	€12.87	€11.08	€6.41	€6.25	€13.74	€12.99	€4.16	€4.16	€5.00	€5.81
Number of options as of December 31, 2024	400	4,000	500	50,000	24,750	500,000	368,707	384,132	120,000	386,333	133,080	318,860	1,221,540
Number of options exercised	—	—	—	—	—	—	—	—	—	—	—	—	—
Number of options as of Including options exercised during the period	—	—	—	—	—	—	—	—	—	—	—	—	—
Number of options lapsed or cancelled	6,000	—	3,000	12,000	12,750	—	39,265	187,068	—	24,167	37,320	20,000	3,240
Including options lapsed or cancelled during the period	—	—	—	2,000	1,000	—	9,068	12,068	—	8,167	13,110	—	3,240
Free shares

	Pre-2024 free shares plan vested	Pre-2024 free shares plan not yet vested
	AGA 2022	AGA 2023 - P1	AGA 2023 - P1
Type of underlying assets	New shares	New shares	New shares
Number of free shares granted	300,039	427,110	439,210
Date of shareholders' resolution approving the plan	04/28/2021	06/27/2023	06/27/2023
Grant date	06/22/2022	06/27/2023	06/27/2023
Grant price	—	—	—
Exercise price	—	—	—
Number of free shares as of December 31, 2024	—	392,460	423,460
Number of free shares exercised	293,523	—	—
Including free shares exercised during the period	293,523	—	—
Number of free shares lapsed or cancelled	6,516	34,650	15,750
Including free shares lapsed or cancelled during the period	253	8,500	9,100

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of December 31, 2024	467,067	141,251	3,512,302	815,920	4,936,540

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of December 31, 2023	557,367	151,251	2,336,175	1,127,296	4,172,089

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of December 31, 2022	614,726	185,251	2,059,523	653,746	3,513,246
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
The probability of meeting the performance conditions for the 2016 BSPCE, BSA and OSA performance plans was reassessed as of December 31, 2024. The threshold of 500 patients enrolled in all our clinical studies was reached in December 2023.

BSPCE	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2024 (in thousands of euros)	Expense for the year ended 2023 (in thousands of euros)	Expense for the year ended 2022 (in thousands of euros)
BSPCE 09-2014	18.68	18.68	58%	5.5/6/6.5	0.64%	0.00%	965	—	—	—
BSPCE 2015-1	18.57	18.57	58% - 62% - 61%	5.5/6/6.5	0.39%	0.00%	50	—	—	—
BSPCE 2015-3	20.28	20.28	61% - 62% - 61%	5.5/6/6.5	0.56%	0.00%	483	—	—	—
BSPCE 2016 Ordinary	14.46	14.46	59% - 62% - 60%	5.5/6/6.5	0.32%	0.00%	1,080	—	—	—
BSPCE 2016 Performance	14.46	14.46	59%	5	0.19%	0.00%	1,212	—	18	28
BSPCE 2017 Ordinary	15.93	15.93	58% - 61% - 59%	5.5/6/6.5	0.23%	0.00%	1,000	—	—	—
BSPCE 2017 Performance	15.93	15.93	59%	5	0.11%	0.00%	622	—	—	—
BSPCE 2017	15.93	15.93	59%	5	0.11%	0.00%	627	—	—	—
BSPCE 2017 Project	15.93	15.93	59%	5	0.11%	0.00%	94	—	—	—
Total BSPCE	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	—	18	28

BSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2024 (in thousands of euros)	Expense for the year ended 2023 (in thousands of euros)	Expense for the year ended 2022 (in thousands of euros)
BSA 2014	18.68	17.67	57%	5	0.41%	0.00%	—	—	—	—
BSA 2015-1	17.67	17.67	58%	5	0.26% - 0.27%	0.00%	63	—	—	—
BSA 2015-2 a	19.54	19.54	58%-58%-57%-58%	5/5.1/5.3/5.4	0.39%	0.00%	16	—	—	—
BSA 2015-2 b	19.54	19.54	58% - 60%	4.6 – 9.6	0.25% - 0.91%	0.00%	284	—	—	—
BSA 2018-2	16.10	16.10	38%	4.8	0.7% - 0.1%	0.00%	1	—	—	—
BSA 2019-1	11.66	11.66	37%	9.8/9.9	0.16% - 0.50%	0.00%	24	—	—	—
BSA 2020	6.59	6.59	38%	10	(0.13)% - (0.07)%	0.00%	19	—	—	—
BSA 2021 (a)	13.47	13.47	39.10%	10	0.27%	0.00%	44	—	—	—
Total BSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	—	—	—

OSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2024 (in thousands of euros)	Expense for the year ended 2023 (in thousands of euros)	Expense for the year ended 2022 (in thousands of euros)
OSA 2016 Ordinary	13.05	13.05	59% - 62% - 60%	5.5 / 6 /6.5	0.32%	0.0%	117	—	—	—
OSA 2016 Performance	13.05	13.05	59%	5	0.19%	0.0%	69	—	—	—
OSA 2016-2	14.26	14.26	58% - 62% - 59%	5.5 / 6 /6.5	0.04%	0.0%	27	—	—	—
OSA 2017 Ordinary	15.93	14.97	58% - 61% - 59%	5.5 / 6 /6.5	0.23%	0.0%	31	—	—	—
OSA 2017 Performance	15.93	14.97	59%	5	0.11%	0.0%	35	—	—	—
OSA 2018	12.87	12.87	35%	5.5 / 6 /6.5	0.00%	0.0%	252	—	—	—
OSA 2019-1	11.08	11.08	38.1% / 37.4%	6 /6.5	0.103% / 0.149%	0.0%	140	—	—	(1)
OSA 2019 LLY	6.41	6.41	37%	10	0.40%	0.0%	252	—	—	—
OSA 2020	6.25	6.25	38%	10	0.31%	0.0%	939	—	13	101
OSA 2021-04 O	13.60	13.74	38.9% - 37.8% - 38.3%	5.5 / 6 /6.5	0.38%/ 0.33%/ 0.28%	0.0%	684	5	34	(28)
OSA 2021-04 P	13.60	13.74	39.10%	10	0.03%	0.0%	1,816	226	216	163
OSA 2021-06 O	12.20	12.99	39.2% / 37.9% / 38.1%	5.5 6 6.5	0.35% 0.30% 0.26%	0.0%	246	13	47	107
OSA 2021-06 P	12.20	12.99	39.10%	10	0.13%	0.0%	212	24	24	24
OSA 2022-06 O	3.68	4.16	42.06% 41.21% 40.65%	5.5 / 6/6.5	1.83% / 1.87% / 1.90%	0.0%	580	86	267	178
OSA 2022-06 P	3.68	4.16	40.08%	10	2.28%	0.0%	80	11	20	4
OSA 2023 - 01 O	6.75	5.00	45.07% - 44.11% - 43.41%	5.55 / 6 / 6.5	2.85% / 2.83% / 2.82%	0.0%	1,255	544	321	—
OSA 2024 - 01 O	5.19	5.81	53.30% / 51.9% / 50.7%	5.4 / 5.9 / 6.4	3.00% / 3.02% / 3.02%	0.0%	3,107	1,138	—	—
Total OSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2,047	941	548

AGA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2024 (in thousands of euros)	Expense for the year ended 2023 (in thousands of euros)	Expense for the year ended 2022 (in thousands of euros)
AGA 2020	5.90	0.00	n.a.	n.a.	'-0.74%/ -0.69%	0.00%	287	—	—	28
AGA 2021	13.60	0.00	n.a.	n.a.	0.63% 0.59%	0.00%	4,869	—	694	2,283
AGA 2022	3.68	0.00	n.a.	n.a.	0.95% 1.46%	0.00%	1,092	253	530	286
AGA 2023 - P1	4.87	0	n.a.	n.a.	3% 3.20%	0.00%	2,071	959	497	—
AGA 2023 - P2	4.87	0.00	n.a.	n.a.	3% 3.20%	0.00%	2,130	1,040	543	—
Total AGA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2,252	2,264	2,597

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended December 31, 2024	—	—	2,047	2,252	4,298

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended December 31, 2023	18	—	941	2,264	3,222

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended December 31, 2022	28	—	548	2,597	3,173

Note 19. Net financial income (loss)

	For the years ended December 31,
(in thousands of euros)	2024	2023	2022
Income from cash and cash equivalents	2,629	1,217	256
Foreign exchange gains	5,220	785	3,277
Total financial income	7,849	2,002	3,533
Interest cost	(7,916)	(7,779)	(5,599)
Net impact of accretion, discounting and catch-up on EIB loan	2,832	285	(6,855)
Lease debt interests	(170)	(203)	(238)
Losses on fair value variation	—	(4,230)	—
Foreign exchange losses	(2,235)	(2,877)	(1,171)
Total financial expenses	(7,488)	(14,803)	(13,863)
Net financial income (loss)	361	(12,801)	(10,329)
Income from cash and cash equivalents
For the year ended December 31, 2024, financial interest income generated from short-term deposits amounted to €2.6 million, a significant increase compared to €1.2 million in 2023. This increase of €1.4 million is primarily driven by the optimization of cash management, allowing for a more efficient allocation of available liquidity.
Interest cost
For the year ended December 31, 2024, interest cost amounts to €7.9 million, mainly due to interest costs on the EIB loan (see Note 13.1. Conditional advances, bank loan and loan granted by public authorities) which consists of fixed and variable rate interests of €1.7 million and €6.1 million respectively.
For the year ended December 31, 2023, interest cost amounts to €7.8 million, mainly due to interest costs on the EIB loan (see Note 13.1. Conditional advances, bank loan and loan granted by public authorities) which consists of fixed and variable rate interests of €1.6 million and €5.9 million respectively.
For the year ended December 31, 2022, interest cost amounts to €5.6 million, mainly due to interest costs on the EIB loan (see Note 13.1. Conditional advances, bank loan and loan granted by public authorities) which consists of fixed and variable rate interests of €1.6 million and €3.7 million respectively.
IFRS 9 debt valuation impact
For the year ended December 31, 2024, the P&L net positive impact of accretion and discounting on EIB loan of €2.8 million corresponding to the discounting effect of €14.2 million income, partially offset by the increase in estimated debt outflows beyond 2023 of €11.3 million (before discounting effect), due to the revised forecasts of net sales and the revised forecasts of the upfront and milestone payments related to the consideration of the license agreement signed with Janssen signed on July 7, 2023. (See Note 13 Financial Liabilities).
In the course of the year 2023, following the execution of the license agreement with Janssen (see Note 4.1 - Global License Agreement with Janssen Pharmaceutica NV), the Company reassessed the present value of estimated discounted future cash flows using the initial discount rate of 21.3%. Consequently, the Company recorded a catch-up adjustment to the debt through profit and loss for €0.3 million.

For the year ended December 31, 2022, the financial loss of €6.9 million relates to the difference between the carrying amount of the financial liability extinguished (€27.5 million) and the fair value of the new financial liability (€34.4 million) in connection with execution of the Amendment Agreement with EIB. (See Note 13 - Financial liabilities).

Losses on fair value variation
In 2023 the Company recorded a fair value loss of €4.2 million, in connection with the equity investments from JJDC (see Note 16 – Revenues and other income and Note 10 – Share Capital). Since the Initial Tranche was to be settled at a future date, required no initial investment from JJDC and had a value varying in response to the change in the Company’s share price and created an exposure to foreign currency risk as the exercise price was set in U.S.

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
Foreign exchange gains and losses
In 2024, the Company incurred net foreign exchange gains of €3.0 million, compared to net foreign exchange losses of €2.1 million as of December 31, 2023. The exchange gains are related to HSBC bank accounts denominated in U.S. dollars and favorable trends on the $/€ foreign exchange rate. Some increases in foreign exchange gains have been due to term deposits transactions in U.S. dollars.
In 2023, the Company had net foreign exchange losses of €2.1 million compared to €2.1 million of net foreign exchange gains as of December 31, 2022. Exchange losses relate to an HSBC bank account denominated in U.S . dollars, short-term USD deposits and on USD equity raise operations recorded in 2023.

Note 20. Income tax

Accounting policy
The Company and its subsidiaries are subject to income tax in their respective jurisdictions.
Deferred taxes are recognized when there are temporary differences between the carrying amount of assets and liabilities in the Company’s financial statements and the corresponding tax base used to calculate taxable profit. Deferred taxes are not recognized if they arise from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, does not affect either the accounting or the taxable profit (tax loss).

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

The recoverable amount of deferred tax assets is reviewed at the end of each reporting period and their carrying amount is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized when it becomes probable that future taxable profit will be available to offset the temporary differences. Management uses its best judgment to determine such probability.

Given the Company’s current stage of development and its short-term earnings outlook, no deferred tax assets have not been recognized;
Detail of income tax
For the year ended December 31, 2024, in accordance with the applicable legislation, the Company has €423 million of tax losses in France with an indefinite carryforward period, excluding the accumulated tax losses from Curadigm SAS and Curadigm Corp amounting to €4.9 million, that has not been yet transferred to Nanobiotix SA at the closing date further to the merger and liquidation of these 2 affiliates respectively in 2024, in comparison with €367 million and €331 million of tax losses with an indefinite carryforward period in France as of December 31, 2023 and 2022, respectively.

The cumulative tax loss carryforwards for the U.S. entities have been completely offset against taxable income as of December 31, 2024, as compared to $0.2 million as of December 31, 2023 and $3.1 million as of December 31, 2022. The tax loss carryforwards that were generated before January 1, 2018 have an indefinite carryforward and may be applied to 100% of future taxable income; those generated after that date have an indefinite carryforward as well but may be applied to 80% of future taxable income. The tax loss carryforwards in the U.S. comply with the federal and each state’s Net Operating Loss (“NOL”) rules updated by the Tax Cuts and Jobs Act (“TCJA”) of 2017.

As per the Tax Cuts and Jobs Act, from January 1st, 2022, taxpayers are required to capitalize and amortize R&D expenditures that were paid or incurred in connection with their trade or business and amortize them over 5 years for U.S.-based R&D activities. Subsequently, Nano Corp applied the capitalization of R&D costs for U.S. tax purposes for fiscal years 2022, 2023 and 2024 and generated higher taxable income that was partly offset by available NOLs; the use of available NOLs explains the cancellation of the cumulative tax loss carryforwards at the end of 2024 for the US entities.

The following table reconciles the Company’s theoretical tax expense to its effective tax expense:

	For the year ended December 31,
(in thousands of euros)	2024	2023	2022
Net loss	(68,132)	(39,700)	(57,041)
Effective tax expense	101	120	10
Recurring loss before tax	(68,031)	(39,580)	(57,030)
Theoretical tax rate (statutory rate in France)	25.00%	25.00%	25.00%
Theoretical tax (benefit) expense	(17,008)	(9,895)	(14,258)
Share-based payment	1,074	805	794
Other permanent differences	195	(660)	45
Other non-taxable items (CIR)	(811)	(985)	(1,023)
Unrecognized deferred tax on timing differences and tax losses	16,651	10,854	14,452
Effective tax expense	101	120	10
Effective tax rate	(0.1)%	(0.3)%	0.0%

The cumulative net unrecognized deferred tax assets amounted to €110.9 million in 2024, including €105.9 million linked to accumulated net operating loss carryforwards at the end of 2024, in comparison with €95.0 million, in 2023, including €91.8 million linked to accumulated net operating loss carryforwards at the end of 2023, and €88.3 million in 2022, including €86.2 million related to accumulated net operating loss carryforwards at the end of 2022. The total amount of accumulated net operating loss carryforwards at the end of 2024 does not include the accumulated tax losses from Curadigm SAS and Curadigm Corp amounting to €4.9 million, that has not been transferred to Nanobiotix SA yet, at closing date.
The deferred tax rate of the Company is unchanged at 25.8% in 2024 as compared to 2023 and in 2022, based on enacted tax rate reductions in future years.

Note 21. Segment reporting

In accordance with IFRS 8 – Operating Segments, reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Company’s Chief Executive Officer and Chairmen of the Executive Board and of the Supervisory Board) to allocate resources and to assess performance. The Company operates in a single operating segment: research and development in product candidates that harness principles of physics to transform cancer treatment. The negative net revenue, as disclosed in the ‘Note 16 - Revenue and other Income’, is primarily recognized by the Company towards one principal customer, Janssen BV, located in Belgium. The assets, liabilities and operating loss realized are primarily located in France.

Note 22. Loss per share

Accounting policy
Loss per share is calculated by dividing the net loss due to shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.
The diluted loss per share is calculated by dividing the results by the weighted average number of common shares in circulation, increased by all dilutive potential common shares. The dilutive potential common shares include, in particular, the share subscription warrants, stock options, free shares, founder subscription warrants as detailed in Note 10 and 18.
Dilution is defined as a reduction of earnings per share or an increase of loss per share. When the exercise of outstanding share options and warrants decreases loss per share, they are considered to be anti-dilutive and excluded from the calculation of loss per share.

	For the year ended December 31,
	2024	2023	2022
Net loss for the period (in thousands of euros)	(68,132)	(39,700)	(57,041)
Weighted average number of shares	47,265,189	36,928,161	34,851,868
Basic loss per share (in euros)	(1.44)	(1.08)	(1.64)
Diluted loss per share (in euros)	(1.44)	(1.08)	(1.64)
Instruments providing deferred access to capital are considered to be anti-dilutive because they result in a decrease in the loss per share. Therefore, diluted loss per share is identical to basic loss per share as all equity instruments issued but not granted, representing as of December 31, 2024, 4,936,540 potential additional ordinary shares, have been considered antidilutive.

Note 23. Commitments

23.1. Obligations under the loan agreement with the EIB

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

23.2. Obligations under the terms of the rental agreements part of the IFRS 16 exemptions

The obligations of the Company related to the leases falling under the practical expedients (leases related to low-value assets and short-term leases with automatic annual renewal) are as follow:
•One short term lease for an office by Nanobiotix Corp., of which the annual rent is $105 thousand; and
•Leases related to low-value assets for Nanobiotix S.A.’s printers, of which the annual rent is approximately €20 thousand.

23.3. Obligations related to the MD Anderson agreement

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
As part of the funding for this collaboration, the Company is committed to pay approximately $11 million for those clinical trials during the collaboration, and made an initial $1.0 million payment at the commencement of the collaboration and a second $1.0 million payment on February 3, 2020. Additional payments were made every six months following patient enrollment in the trials, with the balance due upon enrollment of the final patient for all studies.
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
As of December 31, 2024, the Company recognized prepaid expenses for €1.2 million, same amount as of December 31, 2023. Expenses are recorded during the course of the collaboration in the statement of consolidated operations, based on the patients enrolled during the relevant period.

23.4. Obligations related to the termination of the PharmaEngine agreement

In March 2021, the Company and PharmaEngine mutually agreed to terminate the license and collaboration agreement entered into in August 2012.
The Company paid $6.5 million and $1 million to PharmaEngine in accordance with the termination agreement during the years ended December 31, 2021 and December 31, 2022, respectively. No payment was made to PharmaEngine during the years 2023 and 2024 pursuant to the termination and release agreement.
PharmaEngine remains eligible to receive an additional payment of $5 million upon the second regulatory approval of NBTXR3 in any jurisdiction of the world for any indication. The Company has also agreed to pay royalties to PharmaEngine at low single-digit royalty rates with respect to sales of NBTXR3 in the Asia-Pacific region for a 10-year period beginning at the date of the first sales in the region. As of December 31, 2024, such triggering events have not occurred.

23.5. Obligations related to the termination agreement with a financial provider

The Company and a financial service provider had entered into an advisory services agreement on November, 28, 2018 to act as the Company’s exclusive adviser relating to a certain scope of transactions, including a major licensing transaction.
As part of the release and termination agreement executed by and between the Company and this financial service provider as of July 19, 2023, and in addition to the amounts already paid in 2023, the Company is committed to pay to its financial service provider an additional transaction lump sum of $750 thousand, subject to the achievement of further milestones and consideration received by the Company as per the license agreement signed with Janssen.

23.6. Commitments Received related to the master services agreement with Janssen dedicated to the clinical manufacturing of NBTXR3

On December 22, 2023, the Company entered into a master services agreement (“MSA”) with Janssen which includes the clinical manufacturing and the supply of products to be provided by the Company, as well as technical expertise and development services in the field of the territory, as defined in the global licensing, co-development, and commercialization agreement signed in July 2023.
Under this agreement, as of December 31, 2024, the Company already received purchase orders from Janssen (a) for the delivery of raw materials and NBTXR3 clinical and technical batches planned to be delivered during the first half of 2025 amounting to €4.3 million and (b) for the technology transfer and related technical assistance services amounting to €0.5 million.

Note 24. Related parties

Key management personnel compensation
The compensation presented below, granted to the members of the Executive Board and Supervisory Board was recognized in expenses over the period shown:

	For the year ended December 31,
(in thousands of euros)	2024	2023	2022
Salaries, wages and benefits	2,272	1,735	1,464
Share-based payments	3,254	2,386	2,501
Supervisory Board’s fees	392	225	225
Total compensation to related parties	5,918	4,346	4,190
The methods used to measure share-based payments are presented in Note 18.
Related parties
As of December 31, 2024, Johnson & Johnson Innovation – JJDC, an affiliate of Janssen, beneficially owns approximately 11.86% of the outstanding ordinary shares of Nanobiotix. Nanobiotix and Janssen are parties to the Janssen Agreement, the “TSA” and the “AAA”, each as described in this Annual Report. Accordingly Janssen may be considered a related party of Nanobiotix. The parties mutually agreed in the fourth quarter of 2024 on the conditions of the transfer of the global sponsorship of the ongoing NANORAY-312 Phase 3 pivotal trial in head and neck cancer, in preparation for potential regulatory submission in the event of positive trial results. During the transition period, Janssen will progressively take over from the Company the operational conduct and execution responsibility of the study, on a country by country basis, starting November 2024, with the objective to complete the transfer of sponsorship in the short term, while the Company remains liable for the overall costs of the study. The Company will continue to support Janssen in execution of NANORAY-312 clinical study during the transition process and following the sponsorship transfer.
During the fiscal year ended December 31, 2024, the group conducted transactions with Janssen (see Note 4.1. - Global License Agreement with Janssen Pharmaceutica NV and Note 16 - Revenues and other income). The payments between the two companies as well as the liabilities and receivables are as follows :

(in thousands of euros)	Payments	Assets/(Liabilities)
Collection (Janssen towards Nanobiotix SA) / Receivables	24,978	2,974
Payments (Nanobiotix SA towards Janssen) / Payables	—	(35,990)
Total	24,978	(33,016)

Note 25. Subsequent events

Accounting policy
The statements of consolidated financial position and statements of consolidated operations are adjusted for post-closing events until the date of authorization for issuance of the financial statements as long as they have a significant impact on the amounts presented at the closing date of the statement of financial position. If they do not, they are disclosed in the Note 25 - Subsequent Event. Adjustments and disclosures are made up to the date on which the consolidated financial statements are approved and authorized for issuance by the Supervisory Board.

Detail of subsequent events
Amendment to the Janssen Agreement
An amendment of the Janssen Agreement has been signed as of March 17, 2025 with Janssen; this amendment of the global licensing agreement removes the Company’s funding obligation for NANORAY-312 and releases Janssen from select future milestone payments, while safeguarding the Company’s path to sustainable cash flow through significant potential milestone payments over the next few years.
The overall deal value related to the Janssen Agreement is adjusted from approximately $2.7 billion to approximately $2.6 billion:
•Revisions to potential future milestone payments in the amendment total $105 million while maintaining first significant milestones and hundreds of millions in the next 2-3 years potential milestone payments related to the first two programs (cisplatin-ineligible head and neck cancer and stage 3 unresectable lung cancer),
•Beyond the hundreds of millions of the next 2-3 years potential milestone payments for the first two programs, the remainder of the $2.6 billion is related to medium-to-long-term potential development, regulatory, and sales milestones for the first two programs and potential payments for new indications that may be developed by Janssen, and
•There are no change to the potential $220 million per new indication that may be developed by Nanobiotix, and potential royalties expected from commercial sales of JNJ-1900 (NBTXR3) remain in the low 10s to low 20s. Potential payments for new indications that may be developed by the Company are in addition to the $2.6 billion deal value, next to potential related royalties.
The amendment provides that Janssen will assume nearly all remaining costs for the ongoing pivotal Phase 3 trial through completion, less a small portion of costs that will remain covered by the Company, allowing the Company to strengthen its financial position, by reducing its cash burn and extending its cash horizon into mid-2026.

The Company is currently assessing the expected impacts of the amendment on the consolidated financial statements (including on revenue and refund liability) for the period starting January 1, 2025. As of the date of authorization of these financial statements the Company is not in a position to disclose a reliable estimate.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NANOBIOTIX S.A.

/s/ LAURENT LEVY
By:	Laurent Levy, Ph.D.
Title:	Chairman of the Executive Board

Date: April 2, 2025