Form 20-F
period 2025-12-31
Nanobiotix S.A.
filed 2026-03-31
CIK 1760854

____________________________________________________________________________________________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

FORM 20-F
________________________

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2025 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to __________ OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________
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

Ordinary shares, nominal value €0.03 per share: 48,410,068 as of December 31, 2025

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

Large accelerated filer ☐                            Accelerated filer         ☒
Non-accelerated filer ☐                            Emerging Growth Company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains “forward-looking statements” within the meaning of applicable federal securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. When used in this Annual Report, the words ”consider,” “anticipate,” “think,” “aim,” “believe,” “can,” “could,” “ambition,” “estimate,” “expect,” “intend,” “is designed to,” “wish,” “may,” ”is designated to,” “might,” “on track,” “plan,” “potential,” “predict,” “objective,” “should,” “scheduled,” “would” or “will,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•our reliance on Janssen Pharmaceutica NV (“Janssen”) to conduct the JNJ-1900 (product candidate formerly coded NBTXR3) development and commercialization activities worldwide in accordance with the License Agreement with Janssen, dated July 7, 2023 (the “Janssen License Agreement”), the License, Development and Commercialization Agreement dated May 11, 2021 and novated by the former licensee LianBio Oncology Limited (“LianBio”) in December 2023 to Janssen (the “Asia Licensing Agreement”);
•the expected timeline of JNJ-1900 clinical trial completion, including our ability as sponsor of the ongoing clinical trial 1100, and the ability of Janssen as sponsor of clinical trial NANORAY-312 to successfully conduct, supervise and monitor the concerned clinical trials and particularly for Janssen to complete clinical trial NANORAY-312 within the expected timeline considering a number of factors which may cause any significant delay, including the rate of patient enrollment;
•the achievement of key clinical and regulatory milestones enabling us to receive payments under the Janssen License Agreement;

•Janssen’s ability to satisfy regulatory requirements and, if successful, to maintain regulatory approvals and certifications for JNJ-1900 according to the Janssen License Agreement;

•the achievement of the condition precedent to obtain the future $21 million in additional payment under the royalty financing agreement signed in October 2025 with HealthCare Royalty Partners;

•any earlier repayment required by EIB in case of event of default with respect to Nanobiotix or its subsidiaries commitment under the EIB loan, or in connection with the occurrence of cross-default based on any breach of any representation, warranty or covenant made by Nanobiotix in the royalty financing agreements signed in October 31, 2025 with HealthCare Royalty Partners;

~~•~~the initiation, timing, progress and results of our preclinical studies and clinical trials, including those trials to be conducted or being initiated under our collaborations with MD Anderson Cancer Center of the University of Texas (“MD Anderson”) and the License Agreement with Janssen ;
~~•~~our ability to obtain raw resources and maintain and operate our facilities to manufacture our product candidates;
~~•~~our ability to implement our strategic plan, beyond product JNJ-1900 (NBTXR3), for our platform(s), product candidates and technology; including to expand into additional innovative therapies, including through our Curadigm Nanoprimer platform, and to advance such technologies directly or through collaboration agreements;
•our ability to effectively execute under our collaborations agreements, including the License Agreement, and under our financing agreements, including the royalty financing agreement signed in October 2025 with HealthCare Royalty Partners, and to effectively resolve disputes, if any;
~~•~~our ability to obtain funding for our operations;
•our ability to attract and retain key management and other qualified personnel;
•our ability to protect and maintain our intellectual property rights, manufacturing know-how and proprietary technologies and our ability to operate our business without infringing upon the intellectual property rights and proprietary technologies of third parties;
~~•~~our ability to effectively deploy our capital resources;
•future revenue, expenses, capital expenditures, capital requirements and performance of our publicly traded equity securities; and
•our status as a foreign private issuer and the reduced disclosure requirements associated with maintaining this status.
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

Note Regarding References to NBTXR3 or JNJ-1900
Any references to “NBTXR3” or “JNJ-1900” should be understood as referring to the licensed product under the Janssen Agreement. See Item 4., “Our main licensing relationships”, “Janssen Agreement and Asia Licensing Agreement” for more information. Any reference to the “NANORAY-312” or “NANORAY” or “312” study should be understood as referring to the NANORAY-312 Phase III study (NCT04892173) sponsored by Johnson & Johnson Enterprise Innovation (“JJEI”) since the transfer of sponsorship from Nanobiotix to JJEI which was effective as of October 2024 and implemented during 2025.

ABBREVIATIONS

Principal abbreviations used in this Annual Report

AACR	American Association of Cancer Research
ACA	Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act
ACCI	Age-adjusted Charlson Comorbidity Index
ADS	American Depositary Shares
AE	Adverse event
AGA	Actions gratuites (free shares)
ANSM	Agence nationale de sécurité du médicament et des produits de santé (French agency for medicine and health products security)
ASCO	American Society for Clinical Oncology
ASTRO	American Society for Radiation Oncology
BPI	Banque Publique d'Investissement
BRPC	Borderline resectable pancreatic cancer
BSA	Bons de souscription d'actions (warrants)
BSPCE	Bons de souscription de parts de créateurs d’entreprise (founder's warrants)
CHMP	Committee for Medicinal Products for Human Use
CIR	Crédit d’Impôt Recherche (French research tax credit)
CJEU	Court of Justice of the EU
CMO	Contract manufacturing organization
CNS	Central nervous system
CR	Complete Response
CRO	Contract research organization
CRR	Complete Response Rate
CTIS	Clinical Trials Information System
DCR	Disease Control Rate
DLT	Dose-limiting toxicity

DOR	Duration of response
EBRT	External beam radiation therapy
EC	European Commission
EEA	European Economic Area
EIB	European Investment Bank
EMA	European Medicines Agency
ESMO	European Society for Medical Oncology
EU	European Union
EU CTR	EU Clinical Trials Regulation
FDA	Food and Drug Administration
GCP	Good clinical practices
GDPR	General Data Protection Regulation
GLP	Good laboratory practice
GMP/cGMP	Good Manufacturing Practice/Current Good Manufacturing Practice
GVP	Good Vigilance Practices
Gy	Gray
HCC	Hepatocellular carcinoma
HCP	Health Care Professionals
HIPAA	Health Insurance Portability and Accountability Act
HNSCC	Head and neck squamous cell carcinoma
HPV	Human papilloma virus
ICI	Immune checkpoint inhibitor
IMM	Irreversible Morbidity or Mortality
IMRT	Intensity-modulated radiation therapy
IND	Investigational New Drug
I-O	Immuno-oncology
IRA	Inflation Reduction Act
IRB	Institutional review board
LA-HNSCC	Locally advanced head and neck squamous cell carcinoma
LAPC	Locally advanced pancreatic cancer
LRR	Locoregional/recurrent
MDR	Medical Device Regulation
MoA	Mechanism of action
NDA	New Drug Application
NSCLC	Non-small cell lung cancer
ORR	Overall Response Rate, or Objective Response Rate
OS	Overall survival
OSA	Options de Souscription d’Actions (stock options)
PD	Progressive disease
PDAC	Pancreatic ductal adenocarcinoma
PFS	Progression-free survival
PIK	Payment-in-kind
PR	Partial Response
R&D	Research and development

R/M	Recurrent and/or metastatic
RCC	Renal cell carcinoma
RECIST	Response Evaluation Criteria in Solid Tumours
REMS	Risk Evaluation and Mitigation Strategy
RP2D	Recommended Phase 2 dose
RT	Radiation therapy
SAE	Serious adverse event
SBRT	Stereotactic body radiation therapy
SCC	European Commission’s Standard Contractual Clause
SD	Stable disease
SITC	Society for Immunotherapy of Cancer
STS	Soft tissue sarcoma
U.S. (or US)	United States
WHO	World Health Organization

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
AMM (Marketing Authorization): administrative authorization which is prerequisite to the sale of drugs. It is granted in the European Union by the European Medicines Agency and the United States by the Food and Drug Administration (FDA).
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
Risks Related to Our Business (see “Risks Factors — Risks Related to Our Business” for additional details):
•We are a late-stage clinical development company pioneering disruptive, physics-based therapeutic approaches, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.
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

Risks Related to the Discovery, Development and Commercialization of Our Product Candidates (see “Risks Factors — Risks Related to the Discovery, Development and Commercialization of Our Product Candidates” for additional details):
•The lead product candidate JNJ-1900 (NBTXR31) is in various phases of development and may be unsuccessful.
•Initial, interim and preliminary data from clinical trials relating to JNJ-1900 (NBTXR3 that we or our licensee, Janssen, announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.
•Our licensee, Janssen, may encounter substantial delays in clinical trials of the lead product candidate JNJ-1900 (NBTXR3), including the timing of any planned analyses or reporting in respect of Study Nanoray-312 given it is an event driven trial, and a function of amongst other factors, patient enrollment rate, or Study Nanoray-312 may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.
•Even if we or our licensee Janssen, successfully complete clinical trials of the lead product candidate JNJ-1900 (NBTXR3), JNJ-1900 (NBTXR3) may not be successfully commercialized for other reasons.
•Any issues that arise in the highly complex manufacturing process for JNJ-1900 (NBTXR3) could have an adverse effect on its technology transfer to our licensee, our business, financial position or prospects.
•Difficulty enrolling patients could delay timelines of any planned analyses or reporting by us or our licensee Janssen, in respect of studies of JNJ-1900 (NBTXR3) or prevent clinical studies of JNJ-1900 (NBTXR3).
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

•If JNJ-1900 (NBTXR3) does not achieve projected development milestones and commercialization in the announced or expected timeframes, our ability to receive milestones according to the Janssen Agreement may be adversely impacted and further development or commercialization may be delayed,and our business may be harmed as a result.
•Beyond JNJ-1900 (NBTXR3), our product candidates are in early stage phases of development and may be unsuccessful, including insofar as they may cause undesirable side effects that could halt their clinical development, delay or prevent their regulatory approval, limit their commercial potential, or result in other significant , negative consequences.
•Our future profitability, if any, depends, in part, on the ability of Janssen, our strategic development and commercialization licensee for JNJ-1900 (NBTXR3), to penetrate global markets, where we and Janssen would be subject to additional regulatory burdens and other risks and uncertainties.
Risks Related to Our Reliance on Third Parties (see “Risks Factors — Risks Related to Our Reliance on Third Parties” for additional details):
•Because of the significance of the license agreement signed with Janssen, we face heightened risk with respect to our reliance on Janssen in connection with the development and commercialization of JNJ-1900 (NBTXR3).
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
•Material weaknesses may be identified in the future or we may otherwise fail to maintain an effective system of internal control over financial reporting, and as a result, investor confidence in us and the value of our common stock could be materially and adversely affected.
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
•Although not free from doubt, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2025. However, we cannot assure you that we will not be classified as a PFIC for the taxable year ending December 31, 2026 or any future taxable year, which may result in adverse U.S. federal income tax consequences to U.S. holders.
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
Risks Related to Our Business
We are a late-stage clinical development company pioneering disruptive, physics-based therapeutic approaches, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.
We are a late-stage clinical development company pioneering disruptive, physics-based therapeutic approaches focused on developing first-in-class product candidates that use its proprietary nanotechnology to transform cancer treatment by increasing the efficacy of radiotherapy. Investment in biotech development is a highly speculative endeavor. Biotech product development entails substantial upfront capital expenditures, and there is significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, to gain required regulatory approvals or to become commercially viable.
Our operating history through the date of this Annual Report may make it difficult to evaluate our current business and our future prospects. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly evolving industries, such as the biotechnology industry. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a portfolio of approved products on the market.
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
The near and medium term prospects for our lead product candidate JNJ-1900 (NBTXR3) depend heavily on Janssen’s successful clinical development and commercialization of JNJ-1900 (NBTXR3).

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.
We devote most of our financial resources to research and development, including the advancement of our clinical trials. We finance our current operations primarily through loans such as from the European Investment Bank, through a royalty financing with HCR NANO SPV, LLC (“HCRx”), as well as by obtaining public funding, reimbursements of research tax credit claims, and milestones on our licensed technology pursuant to strategic licensing relationships such as with Janssen.
Even if Janssen, acting as our strategic licensee, successfully completes clinical studies and obtains regulatory approval to market JNJ-1900 (NBTXR3), any future revenues will depend upon the size of any markets in which

JNJ-1900 (NBTXR3) are approved for sale as well as the market share captured by such product candidate, market acceptance of such product candidate and levels of reimbursement from third-party payors.
We expect to continue to incur significant expenses and operating losses for the foreseeable future.The risk of future losses remains as we conduct development activities, advance, ongoing clinical studies, evaluate regulatory requirements for product candidates, conduct research and development for future product candidates, invest in deploying and scaling our manufacturing capabilities, seek regulatory and marketing approvals, and establish necessary infrastructure for the commercialization of any products for which we obtain marketing approval.
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
We have incurred losses since inception of €400.8 million, including net losses of €24.0 million for the year ended December 31, 2025. As of December 31, 2025, we had cash and cash equivalents of €52.8 million.
We expect to continue to incur significant expense related to the development and manufacturing of nanotechnology product candidates and conducting clinical studies. Additionally, we may encounter unforeseen difficulties, complications, development delays and other unknown factors that require additional expense. As a result of these expenditures, we expect to continue to incur significant losses in the near term.
The Company has not yet established a source of revenues sufficient to cover its operating costs, and as such, has financed its growth through successive capital increases, collaboration and license agreements, loans and royalty financing, and receipt of research tax credit available in France.
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
The Group has entered into loan agreements with the European Investment Bank, Bpifrance Financement and HSBC France (for a description of these agreements, see Item 10. C). A default in payment or a breach of certain covenants of all or part of these loans, including due to a request for early repayment by the European Investment Bank, could result in other loans contracted by the Group becoming due and payable and have an adverse effect on the Group’s reputation and financial position. In addition, EIB may also request early repayment, together with accrued interest and a customary prepayment fee, in connection with the occurrence of cross-default based on any breach of any representation or warranty made by us to HCRx or any covenant contained in the royalty financing agreement implemented on October 31, 2025 with HCRx.
If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research and development programs of our product candidates, or the commercialization of any product candidate other than JNJ-1900 (NBTXR3) for which the rights of development and commercialization have been granted to Janssen.

We are subject to various risks related to geo-political crises that could have material and adverse impacts on our business, financial condition, liquidity, and results of operations.
Geo-political crises, such as ongoing military conflicts in The Ukraine and the Middle East, may have adverse impacts on the global or regional healthcare ecosystems, including clinical trial infrastructure and may cause disruptions to national and global economies and financial markets. Given the global nature of certain of our clinical trials, and our reliance on the global financial and capital markets, we may be adversely impacted by such developments.
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
Even where product candidates do progress into and through clinical studies, these product candidates may fail to show the desired safety and efficacy in clinical development despite demonstrating positive preliminary clinical data and/or results in animal studies. Although we are a late-stage clinical development company, the safety, specificity and clinical benefits of JNJ-1900 (NBTXR3) has not yet been fully demonstrated in all indications, and we cannot assure you that the results of current and future clinical trials will demonstrate the value and efficacy of our platform. The results of clinical studies are subject to a variety of factors, and there can be no assurance that any current or future product candidate will advance to regulatory approval, be approved by applicable regulatory agencies or be successfully commercialized.
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
From time to time, we, or our strategic development and commercialization partners or licensee such as MD Anderson and Janssen may publish initial, interim or preliminary data from clinical studies. Interim and preliminary data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. For instance, while we and our strategic development partners have published preliminary data from past and ongoing clinical studies, because such data is preliminary in nature, they have not established statistical significance, and should not be viewed as predictive of the ultimate success of the respective clinical trials. It is possible that such results will not continue or may not be repeated in ongoing or future clinical trials for our product candidates and for JNJ 1900 (NBTXR3). Particular caution should be exercised when interpreting preliminary results and results relating to a small number of patients or individually presented case studies--such results should not be viewed as predictive of future results. In addition, the sponsor of clinical studies is responsible for establishing the analyses and reporting, and the timing thereof, in respect of clinical studies and, as a result, exercises significant discretion over the nature of data that will be generated for clinical studies and cadence of data availability.
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

Clinical studies, including clinical studies of JNJ-1900 (NBTXR3) may encounter substantial delays in our clinical trials, including clinical studies of JNJ-1900 (NBTXR3), or may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.
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
Positive interim or preliminary results of clinical trials do not necessarily predict positive final results, and success in early clinical trials does not ensure that later clinical trials will be successful. Product candidates in later stages of clinical trials such as JNJ-1900 (NBTXR3) may still fail to show the desired safety and efficacy profile despite having successfully progressed through initial clinical trials. A number of pharmaceutical and biotechnology companies have suffered significant setbacks—lack of efficacy, insufficient durability of efficacy or unacceptable safety issues in advanced clinical trials, even after promising results in earlier trials.
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
•delays in study NANORAY-312 trial, including the timing of any planned analyses or reporting in respect of Study NANORAY-312 given it is an event driven trial, and a function of amongst other factors, patient enrollment rate;
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
•lower-than-anticipated enrollment and retention rate of subjects in clinical trials for a variety of reasons, including, specifically with respect to NANORAY-312 any material impact caused by or resulting from the transfer of sponsorship to JJEI, size of patient population, sites selection, nature of trial protocol, the availability of approved treatments for the relevant disease and competition from other clinical trial programs for similar indications and competition from approved products;
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
The nanotechnology underlying the Group’s product candidates, and the Group’s applications of such technology are relatively novel. Historically, we have concentrated our research, development and manufacturing efforts on our nanotechnology-based product candidate JNJ-1900 (NBTXR3), and our future success depends on the successful development of this therapeutic approach using a physical mode of action. There can be no assurance that any development problems we experience in the future will not cause significant delays or unanticipated costs, or that such development problems can be overcome. We may also experience delays in developing a sustainable, scalable manufacturing process, or effectively implementing such process at our manufacturing facility, which may prevent us from completing our clinical studies or commercializing our products on a timely or profitable basis, if at all.
In addition, the clinical study requirements of the FDA, EMA, PMDA, as applicable and other local regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate are determined according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as ours can be more complex and consequently more expensive and can take longer than for other, better known or extensively studied pharmaceutical or other product candidates. Approvals by any regulatory agency may not be indicative of what any other regulatory agency may require for approval or what such regulatory agencies may require for approval in connection with our product candidates, in particular JNJ-1900 (NBTXR3).

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
The manufacturing process for any products that we, or our licensee Janssen with regard to JNJ-1900 (NBTXR3), may develop is subject to FDA, and any other regulatory authority approval or notified body for the jurisdictions in which we or our strategic development and commercialization partners will seek marketing approval for commercialization as well as ongoing compliance requirements. If the manufacturing process is changed during the course of product development or subsequent to a product’s commercialization, including as a result of a change in the regulatory status of the concerned product, FDA, or foreign regulatory authorities could require us to conduct additional bridging trials, which could delay or impede our ability to obtain marketing approval. If we, our licensee Janssen, with regard to JNJ-1900 (NBTXR3), or our CMOs, are unable to reliably produce or products to specifications acceptable to the FDA, or other regulatory authorities, we may not obtain or maintain the approvals we need to further develop, conduct clinical trials for, and commercialize such products in the relevant territories.

Difficulty enrolling patients could delay or prevent clinical studies of JNJ-1900 (NBTXR3) or other product candidates
Identifying and qualifying patients to participate in clinical studies is critical to the success of JNJ-1900 (NBTXR3) or other product candidate. The timing of clinical studies depends, in part, on the speed of recruitment of patients to participate in testing such product candidates such as JNJ-1900 (NBTXR3) as well as completion of required follow-up periods. We or those evaluating JNJ-1900 (NBTXR3) pursuant to licenses from us may not be able to identify, recruit and enroll a sufficient number of patients or patients with required or desired characteristics to achieve the objectives of the study. If patients are unable or unwilling to participate in such studies, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing product candidates, including JNJ-1900 (NBTXR3), delays in testing the effectiveness of our technology, failure to meet study endpoints or objectives or termination of the clinical studies altogether.
In addition, competition among clinical trials in the same therapeutic areas may reduce the number and types of patients available to participate in our clinical trials or clinical trials conducted by our strategic development partners. Because the number of qualified clinical investigators is limited, we expect to conduct some clinical trials at the same sites as our competitors, which may reduce the number of patients available for our clinical trials at such sites. Certain of our competitors may have greater success than us in enrolling patients as a result of a variety of factors. Moreover, because of the novel nature of JNJ-1900 (NBTXR3), potential patients and their doctors may be less likely to enroll in our clinical trials relative to clinical trials for more conventional therapies.
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
Any of these occurrences could prevent our product candidates, including JNJ-1900 (NBTXR3) from achieving or maintaining market acceptance and could increase the cost of development and commercialization, and may harm our business, financial condition and prospects significantly.

If our product candidates do not achieve projected development milestones and commercialization in the announced or expected timeframes, our ability to receive milestones may be adversely impacted, further development or commercialization of our product candidates may be delayed, and our business may be harmed.
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
The achievement of many of these milestones may be outside of our control. For example, for trials such as NANORAY-312, where Nanobiotix is not the trial sponsor, the sponsor of the clinical study (JJEI in the case of NANORAY-312) is responsible for establishing the analyses and reporting, and the timing thereof, in respect of such clinical study.

All of these milestones are based on a variety of assumptions, including assumptions regarding capital resources and constraints, progress of development activities, and the receipt of key regulatory approvals or actions, any of which may cause the timing of achievement of the milestones to vary considerably from our estimates.

If we, or our strategic development and commercialization partners, fail to achieve announced milestones in the expected timeframes, the commercialization of the product candidates, in particular JNJ-1900 (NBTXR3), may be delayed, our credibility may be undermined, and our business and results of operations may be harmed.

Even if we or our strategic development and commercialization partners successfully complete clinical trials of with respect to a product candidate, including JNJ-1900 (NBTXR3), such product candidate, including JNJ-1900 (NBTXR3), may not be successfully commercialized for other reasons.
Even if we or our strategic licensees successfully complete clinical trials for JNJ-1900 (NBTXR3), JNJ-1900 (NBTXR3) may not be commercialized for other reasons, including:
•failing to receive regulatory approvals required to market them ;
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

Even if a product candidate, including JNJ-1900 (NBTXR3) is commercialized, such product candidate, including JNJ-1900 (NBTXR3), may not be accepted by physicians, patients, or others in the medical community.
Even if if a product candidate--and JNJ-1900 (NBTXR3) in particular receives marketing approval, the medical community may not accept such products as adequately safe and efficacious for their indicated use. Moreover, physicians may choose to restrict the use of the product, if, based on experience, clinical data, side-effect profiles and other factors, they are not convinced that the product is preferable to alternative drugs or treatments.

Additional factors that may influence whether a product candidate, such as JNJ-1900 (NBTXR3) is accepted in the market, include:
•the clinical indications for which a product candidate or JNJ-1900 (NBTXR3) is approved;
•the potential and perceived advantages and risks of a product candidate or JNJ-1900 (NBTXR3) relative to alternative treatments;
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
We cannot predict the degree of market acceptance of any product candidate that receives marketing approval. If JNJ-1900 (NBTXR3) is approved but fails to achieve market acceptance in the medical community, we will not be able to generate significant revenue. Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete.

Coverage and reimbursement may be limited or unavailable in certain markets or market segments for our product candidates, including JNJ-1900 (NBTXR3), which could make the sale of our product candidates, including JNJ-1900 (NBTXR3), difficult or unprofitable.

Successful sales of of product candidates, such as JNJ-1900 (NBTXR3), if approved, depends, in part, on the availability of adequate coverage and reimbursement from third-party payors. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial third-party payors, such as private health insurers and health maintenance organizations, are critical to new product acceptance. Coverage and reimbursement may depend upon a number of factors, including determinations as to whether a product is:
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
If coverage is unavailable or reimbursement rates are inadequate, patients may not use our products. Because JNJ-1900 (NBTXR3) represents a new approach to treatment, it may have a higher cost than conventional therapies and may require long-term follow-up evaluations, which may increase the risk that coverage and/or reimbursement rates may be inadequate for us to achieve profitability.

Our future profitability, if any, depends, in part, on the ability of Janssen, our strategic licensee for JNJ-1900 (NBTXR3), to penetrate global markets, where we and Janssen would be subject to additional regulatory burdens and other risks and uncertainties.
Our future profitability, if any, will depend, in part, on the ability of our strategic development and commercialization licensee, Janssen, to commercialize JNJ-1900 (NBTXR3) in markets throughout the world. Entry into new markets would result in additional regulatory burdens and risks as well as uncertainties inherent in entering into new markets

Risks Related to Our Reliance on Third Parties
Because of the significance of our license agreement with Janssen, we face a heightened risk with respect to our reliance in connection with the development and commercialization of JNJ-1900 (NBTXR3).
We are exposed to numerous risks resulting from our strategic development and commercialization relationships and our reliance on third-party partners in such relationships. In July 2023, we entered into a global exclusive licensing, development, and commercialization agreement with Janssen (the “Janssen Agreement”), for the investigational, potential first-in-class nanoradioenhancer JNJ-1900 (NBTXR3), on a worldwide basis excluding (at that time) the Asia Licensing Territory (as defined below). In December 2023, our strategic licensing agreement with Lian Oncology Limited (“LianBio”), under which LianBio had exclusive development and commercialization rights with respect to certain product candidates, including JNJ-1900 (NBTXR3) within the Asia Licensing Territory (the “Asia Licensing Agreement”), was novated to Janssen. Following the assignment, Janssen will also have the development and commercialization rights provided for under the Asia Licensing Agreement with respect to product candidate JNJ-1900 (NBTXR3) in the Asia Licensing Territory.
Because of the significance of our collaboration with Janssen and the contemplated scope of Janssen’s involvement in the development and commercialization of JNJ-1900 (NBTXR3), such risks are particularly acute with respect to our reliance on Janssen for the worldwide development and commercialization of JNJ-1900 (NBTXR3).
Further, the future payments contemplated by the Janssen Agreement and the Asia Licensing Agreement are expected to contribute a large portion of our revenue for the foreseeable future. Accordingly, Janssen’s prioritization of, and commitment of resources to, the development and commercialization of JNJ-1900 (NBTXR3), Janssen’s effective design and execution of clinical studies, and Janssen’s delivery of timely, quality data and other information with respect to such studies will be critical to our overall operating and financial performance.
In October 2024, we transferred the sponsorship of the NANORAY-312 clinical trial to JJEI, which will further increase our reliance on Janssen and its affiliates and their actions to successfully supervise and monitor NANORAY-312.

Moreover, the significant rights granted to Janssen pursuant to the Janssen Agreement and the Asia Licensing Agreement limit our ability to undertake additional studies in new indications and to enter into additional collaborations or partnerships with third parties within the oncology field, which further amplifies our reliance on Janssen.
Further, we face the risk of significant disruptions in the development and commercialization of JNJ-1900 (NBTXR3) should Janssen terminate the Janssen Agreement or the Asia Licensing Agreement, which it is permitted to do upon prior notice without cause. In such circumstances, we could also lose the opportunity to earn the future revenue we expected to generate under the Janssen Agreement, incur unforeseen costs, and suffer damage to the reputation of our products, product candidates and as a company generally.
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
Third party performance failures may increase our costs, delay our ability to obtain regulatory approval, and delay or prevent starting or completion of clinical trials and delay or prevent commercialization of our product candidates. .
Access to raw materials, starting material and products necessary for the conduct of clinical trials and manufacturing of our product candidates is not and cannot be guaranteed.
We are dependent on third parties for the supply of various of materials, including Hafnium, that are necessary to produce certain of our product candidates, including JNJ-1900 (NBTXR3). The supply of these materials could be reduced or interrupted at any time. In such case, we may not be able to find other acceptable suppliers or on acceptable terms. If key suppliers or manufacturers are lost or the supply of the materials is diminished or discontinued, we may not be able to develop, manufacture, and market our product candidates in a timely and competitive manner. In addition, these materials are subject to stringent manufacturing process and rigorous testing before they can be used for clinical or commercial purposes.

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
Our future financial performance and our ability to develop our product candidates and our ability to compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company. To achieve this, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these activities.
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
Side effects of, or manufacturing defects in, products that we develop could result in the deterioration of a patient’s condition, injury or even death. For example, our liability could be sought by patients participating in the clinical trials for our product candidates, as a result of unexpected side effects resulting from the administration of these product candidates. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against us by patients, regulatory authorities, our strategic licensees, biopharmaceutical or biotechnology companies and any other third party using or marketing our products. These actions could include claims resulting from acts by our partners, licensees and subcontractors, over which we have little or no control.
In addition, regardless of merit or eventual outcome, product liability claims may result in: impairment of our business reputation; withdrawal of clinical trial participants; initiation of investigations by regulators; costs due to related litigation; distraction of management’s attention from our primary business; substantial monetary awards to trial participants, patients or other claimants; loss of revenue; exhaustion of any available insurance and our capital resources; the inability by us and our strategic licensees to commercialize our product candidates, including JNJ-1900 (NBTXR3).
We maintain product liability insurance coverage for damages caused by our product candidates including JNJ-1900 (NBTXR3), including clinical trial insurance coverage, with coverage limits that we believe are customary for similarly situated companies in our industry. This coverage may be insufficient to reimburse us for any expenses or losses we may suffer. In addition, in the future, we may not be able to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product or other legal or administrative liability claims by us or our partners, licensees or subcontractors, which could prevent or inhibit the commercial production and sale of any of our product candidates, including JNJ-1900 (NBTXR3) that receive regulatory approval, which could adversely affect our business.
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
We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected, which could materially and adversely affect investor confidence in us and the value of our common stock.
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
Moreover, as we are no longer “emerging growth company” as of December 31, 2025, we are now required to comply with Section 404(b) of the Sarbanes-Oxley Act and our registered public auditor is now required to attest to and report on the effectiveness of our internal controls over financial reporting.
Management identified no material weakness as of December 31, 2025. See Item 15 - "Disclosure Controls and Procedures” of this Annual Report for further discussion of management’s assessment of the effectiveness of our internal control over financial reporting. Compliance with Section 404(b) requires that we incur substantial expense and expend significant management attention and time on compliance-related issues.
Assessing our procedures to improve our internal control over financial reporting is an ongoing process.

Management identified no material weaknesses in internal control over financial reporting as of December 31, 2025. However, if we identify any material weakness in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, our ADSs could decline and our access to the capital markets could be restricted. The occurrence of any of the foregoing would also require additional financial and management resources. We cannot assure you that the measures we have taken through the date of this Annual Report, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.
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

As part of the evolution of our digital practices, we evaluate and use certain artificial intelligence technologies to support our internal activities. The use of these technologies may give rise to additional risks relating to data governance, confidentiality, cybersecurity, regulatory compliance, and the reliability of outputs.

A cyber-incident, including a significant system failure or security breach, in respect of our information technology systems or those of our partners or vendors, could result in, among other things, any of the following: (a) theft, loss, misappropriation, or release of confidential financial or clinical data, trade secrets or employee information, including personally identifiable information; (b) negative publicity resulting in material reputational harm, including with our vendors, partners (licensees, and R&D or healthcare partners), shareholders, and potential investors,and/or (c) governmental penalties and/or lawsuits.
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
Risks Related to Regulatory Approvals for Our Product Candidates
Changes in regulatory requirements could result in delays or discontinuation of development or manufacturing of our product candidates or unexpected costs in obtaining regulatory marketing authorization approvals.

The development and manufacturing of therapeutic solutions are governed by a complex and evolving global regulatory environment. Regulatory authorities, including EMA and FDA, have developed requirements on the amount and types of data required to demonstrate the quality, safety and efficacy of product candidates prior to their marketing and sale.

Regulatory frameworks may change from time to time, including as a result of changes in political priorities in key markets. Changes in regulations, statutes or the interpretation of existing regulations and statutes could impact our business by requiring, for example: (i) changes to manufacturing arrangements; (ii) additions or modifications to product labeling, if and when product candidates are approved for sale; (iii) the recall or discontinuation of product candidates from investigational clinical sites; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they may significant time, cost or complexity to drug development programs. Any such increases in costs for obtaining and maintaining the necessary marketing authorizations for product candidates may limit their economic value and thus lessen the prospects for growth, which may adversely affect our business.

The approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain approval or certification for product candidates, our business will be substantially harmed.
We, or Janssen as licensee of JNJ-1900 (NBTXR3), must obtain approval or certification to market and sell our product candidates, including JNJ-1900 (NBTXR3). For example, in the U.S., we must obtain FDA approval for each product candidate in each specific indication that we - or Janssen as licensee of JNJ-1900 (NBTXR3) - intend to commercialize, and in the EU, we or Janssen, as applicable, must obtain for a medicinal product approval from the European Commission (EC), based on the opinion of the EMA. The approval processes are typically expensive, and it takes years to obtain approval or certification following the beginning of clinical trials and depends upon numerous factors, including the discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval or certification may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not submitted any NDA, Marketing Authorisation Application request and it is possible that none of our existing product candidates including JNJ-1900 (NBTXR3) or any product candidates we may seek to develop in the future will ever obtain such regulatory approval.
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
This approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval or certification to market the product candidates we develop, including JNJ-1900 (NBTXR3), which would significantly harm our business, results of operations and prospects. In addition, even if we or our strategic licensees were able to obtain approval or certification, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for the product candidates we develop.
Once we obtain a marketing authorization or medical device certification for a product candidate, our products will remain subject to ongoing regulatory requirements.
Obtaining marketing authorization approval or medical device certification for a product in a specific indication is not a gauge of the ability to obtain marketing authorization approval or medical device certification for this product in another indication. Even after obtaining approval or certification in a jurisdiction for the product candidates we develop, including JNJ-1900 (NBTXR3), they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, and submission of safety and other post-market information.
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
If we or our licensees fail to comply with applicable regulatory requirements following approval of any product candidate, regulatory authorities may exercise a wide range of actions, including, without limitation, issuing warning letters, imposing civil or criminal penalties or fines, suspending or withdrawing approval, suspending or terminating ongoing clinical trials, recalling products from the market, or restricting the manufacturing, distribution or marketing of the product.
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
Approval of a product candidate in the United States by the FDA or a corresponding approval in another jurisdiction does not ensure approval or certification of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The approval process varies among countries and may limit our or our strategic licensees’ ability to develop, manufacture, promote and sell our product candidates including JNJ-1900 (NBTXR3) internationally. Failure to obtain marketing authorization approval or certification in international jurisdictions would prevent the product candidates from being marketed outside of the jurisdictions in which regulatory approvals have been received. In order to market and sell product candidates in the EU and many other jurisdictions, we and our strategic licensees must obtain separate marketing approvals or certifications and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and may involve additional preclinical studies or clinical trials both before and post approval. In many countries, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the intended price for the product is also subject to approval. Further, while marketing authorization approval or certification of a product candidate in one country does not ensure approval in any other country, a failure or delay in obtaining approval or certification in one country may have a negative effect on the regulatory approval process in others. If we or our strategic licensees fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals or certifications, the target market will be reduced and the ability to realize the full market potential of the subject product candidates will be harmed and our business may be adversely affected.
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
All entities involved in the preparation of products for clinical studies or commercial sale, including our existing contract manufacturers for our product candidates, including JNJ-1900 (NBTXR3) as well as our in-house manufacturing facility in Villejuif, France, and Janssen, which has assumed certain manufacturing rights with respect to NANORAY-312,are subject to extensive regulations. These include, without limitation, requirements for manufacturing in accordance with current Good Manufacturing Practices (cGMP) requirements.
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
In addition, if supply from one approved manufacturer or supplier, including our own in-house manufacturing facility or Janssen’s manufacturing of JNJ-1900 (NBTXR3), is interrupted, there could be a significant disruption in commercial and/or clinical supply of our products. Identifying and engaging an alternative manufacturer or supplier that complies with applicable regulatory requirements could result in further delay. Applicable regulatory agencies may also require additional studies if a new manufacturer or supplier is relied upon in connection with commercial production. Switching manufacturers or suppliers may involve substantial costs and time and is likely to result in a delay in our desired clinical and commercial timelines.

Risks Related to Intellectual Property
Our ability to compete may decline if we do not adequately protect our proprietary rights.
Our commercial success depends, in part, on obtaining and maintaining proprietary rights to our and our licensors’ intellectual property estate, including with respect to our JNJ-1900 (NBTXR3) product candidates, as well as successfully defending these rights against third-party challenges. We will only be able to protect our product candidates from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain and maintain patent protection for all aspects of our product candidates is uncertain due to a number of factors, including:
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
In addition to contractual measures that we implement in our agreements with third-party service providers and in strategic licensing agreements, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not provide adequate protection for our proprietary information and, in certain circumstances, available recourse may not be adequate to fully protect our interests. In addition, courts outside the United States may be less willing to protect trade secrets. Furthermore, our proprietary information may be independently developed or lawfully reverse-engineered by others in a manner that could prevent legal recourse by us. We cannot guarantee that our trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to our trade secrets. If any of our confidential or proprietary information, including our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.
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
Furthermore, even if not challenged, our patents and patent applications may not adequately protect our product candidates, including JNJ-1900 (NBTXR3) or technology or prevent others from designing their products or technology to avoid being covered by our patent claims. If the breadth or strength of protection provided by the patents we own or license with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and could threaten our ability to successfully commercialize, our product candidates. Furthermore, for U.S. patent applications in which claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO in order to determine who was the first to invent any of the subject matter covered by such patent claims.
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
Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Our issued patents and pending patent applications will expire on dates ranging from 2029 to 2045, subject to any patent extensions that may be available for such patents. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. In the EU, for patents related to authorized drug products, Supplementary Protection Certificates (SPCs) are available to extend a patent term for up to five years to compensate for patent protection lost during regulatory review. In the case any of our product candidates are registered as a medical device in a particular European country, we will not benefit from the supplementary patent protection afforded by an SPC in that country. Although all EU Member States must provide SPCs, SPCs must still be applied for and granted on a country-by-country basis and their protection is subject to exceptions. If we do not have sufficient patent life to protect our products, our business and results of operations will be adversely affected.

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
We cannot guarantee that any of our patent searches or analyses, including but not limited to the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third party patent and pending application in the European countries, Japan, United States and abroad that is relevant to or necessary for the commercialization of our product candidates, including JNJ-1900 (NBTXR3), in any jurisdiction.
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
If we or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering our product candidate, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Furthermore, third parties may petition courts for declarations of invalidity or unenforceability with respect to our patents or individual claims. If successful, such claims could narrow the scope of protection afforded our product candidates, including JNJ-1900 (NBTXR3), and future products, if any. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

We may be unsuccessful in licensing or acquiring third-party intellectual property that may be required to develop and commercialize our product candidates.
Because our programs may involve additional product candidates or improved formulations of existing product candidates that may require the use of intellectual property or proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license or use such intellectual property and proprietary rights. We may be unable to acquire or in-license any third-party intellectual property or proprietary rights or to do so on commercially reasonable terms. For example, we sometimes collaborate with public or private academic institutions to accelerate our research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the strategic collaboration. Regardless of such option, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us, and the institution may license such intellectual property rights to third parties, potentially blocking our ability to pursue our development and commercialization plans. The same situation may occur with a present or future development partner.
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
As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. Although we use a limited number of hedging instruments to protect against exchange rate fluctuations, such instruments may not fully mitigate the impact of uncertainty in future exchange rates on cash flows. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

Although not free from doubt, we do not believe we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2025. However, we cannot assure you that we will not be classified as a PFIC for the taxable year ending December 31, 2026 or any future taxable year, which may result in adverse U.S. federal income tax consequences to U.S. holders.
A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Although the matter is not free from doubt, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025. Because certain aspects of the PFIC rules are not entirely certain and because this determination is dependent upon a number of factors, there can be no assurance that we were not a PFIC for such taxable year or that the IRS will agree with any position we take regarding our PFIC status.
Further, no assurances may be given at this time as to our PFIC status for the current or future taxable years. The determination of PFIC status is fact-specific, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). It is possible that we could be classified as a PFIC for the taxable year ending December 31, 2026 or future taxable years due to changes in the composition of our assets or income, as well as changes to the market value of our assets. If we are a PFIC for any taxable year during which a U.S. holder holds ADSs, the U.S. holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition of the ADSs as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Each U.S. holder is strongly urged to consult its tax advisor regarding these issues and any available elections to mitigate such tax consequences.

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
Based on our determination made on June 30, 2025 (the last business day of our most recently completed semester), we qualify as a foreign private issuer. The next determination as to foreign private issuer status will be made on June 30, 2026.
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
Our executive officers and current 5% or greater shareholders beneficially own in aggregate approximately 36.8% of our ordinary shares outstanding (including those underlying our ADSs, but excluding shares that may be acquired upon exercise of stock options or warrants) as of December 31, 2025. As a result, these shareholders have significant influence over all matters that require approval by our shareholders, including the election of supervisory or executive board members and approval of significant corporate transactions. These shareholders may be able to take corporate action even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.
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
Our capital expenditures and additions to intangible and tangible assets for the years ended December 31, 2023, 2024 and 2025 together amounted to €0.3 million, €0.8 million and €0.5 million, respectively. These expenditures primarily consisted of the manufacturing line implementation, laboratory equipment and offices expansion. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2026 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made in France, where our research and development facilities are currently located.
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

B. Business Overview
Overview
We are a late-stage clinical biotechnology company focused on re-inventing medicine by building new therapies atom by atom, developing widely applicable, first-in-class, physics-based nanotherapeutics to transform treatment outcomes and expand life for millions of patients. The physics-based nanotherapeutics we create are potentially universally applicable across patient populations, rather than targeted to impact a specific biological pathway in a particular patient. The objective of this physics-based approach is to allow our nanoparticles to be combined with other drugs or therapeutic modalities and to integrate seamlessly into clinical practice without adding burden for the patient, healthcare provider, or healthcare system.
We have three platforms that each seek to bring the benefits of nanotechnology to human medical problems:
•Nanoradioenhancer platform: Designed to increase the tumor-killing effect of radiotherapy without increasing the dose in surrounding healthy tissues;
•Nanoprimer platform: Designed to unleash the potential of innovative systemic therapeutic classes by enabling effective extrahepatic delivery;
•Neurological disease platform: Designed to overcome the symptoms of debilitating neurological conditions by re-wiring the brain.
Our most advanced platform has produced lead product candidate JNJ-1900 (NBTXR3)2. Whereas most oncology drug development is focused on highly segmented patient populations with late-stage or metastatic cancer, we designed JNJ-1900 (NBTXR3) to address needs rather than targets across lines of therapy. With 20 million new cancer diagnoses around the world each year, we believe JNJ-1900 (NBTXR3) could significantly improve the prognosis for up to 12 million patients receiving radiation therapy each year and capture one of the largest untapped markets in oncology.
Given JNJ-1900 (NBTXR3)’s potentially broad applicability across solid tumors, we have engaged in a licensing agreement and strategic collaborations with large and reputable partners to expand development of the product candidate. In 2018, we entered into a broad comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center (“MD Anderson”) to sponsor several Phase 1 and Phase 2 studies in the United States to evaluate JNJ-1900 (NBTXR3) across tumor types and therapeutic combinations, with expected enrollment of more than 300 patients expected across these clinical trials. In July 2023, we entered into a global licensing agreement (Janssen Agreement) with Janssen Pharmaceutica NV (“Janssen”), a Johnson & Johnson
2

company (“J&J”), a $2.6B worldwide agreement for the development and commercialization of JNJ-1900 (NBTXR3), excluding (at the time) the Asia Licensing Territory. In December 2023, the exclusive rights to develop and commercialize JNJ-1900 (NBTXR3) in the Asia Licensing Territory were novated by LianBio to J&J in accordance with the terms of the Asia Licensing Agreement. See “Our main licensing relationships”. We believe, this collaborative approach has the potential build an industry-leading cancer treatment effort powered by JNJ-1900 (NBTXR3).
JNJ-1900 (NBTXR3)’s characteristics have lead to investigation of its potential use in several tumor types that include: head and neck, lung, pancreatic, esophageal, liver, prostate, soft tissue sarcoma and rectal cancers. Positive signals of clinical activity and favorable safety have been observed in all of these tumor types and most significantly (through the date of this Annual Report) in a randomized Phase 2/3 for patients with soft tissue sarcoma.
The clinical pipeline is prioritizing head and neck cancer in elderly patients who are ineligible for standard of care cisplatin-based chemotherapy through the ongoing global randomized Phase 3 NANORAY-312 study that is sponsored by J&J Enterprise Innovation. In parallel, as part of the global licensing agreement, J&J has expanded evaluation of JNJ-1900 (NBTXR3) in head and neck cancer through the launch of the Phase 1b LUMIRAY study that investigates the product candidate for patients with head and neck cancer who are eligible for cisplatin; and added non-small cell lung cancer, the largest subtype of lung cancers, as an area of focus through the launch of the randomized Phase 2 CONVERGE study that investigates the product candidate for patients with inoperable Stage 3 lung cancer.
Nanobiotix continues to evaluate the potential of JNJ-1900 (NBTXR3) to improve systemic control of recurrent and metastatic cancers in combination with immunotherapies through a Phase 1/2 study investigating the product candidate for patients who are naive or resistant to anti-PD-1 immune checkpoint inhibitors. Through our strategic collaboration, MD Anderson is also investigating JNJ-1900 (NBTXR3)’s use in several other indications including NSCLC in patients amenable to re-irradiation, esophageal cancer, and pancreatic cancer.
Beyond our Nanoradioenhancer platform, our nanoprimer platform (Curadigm) and neurological platform (OOcuity) are at preclinical and discovery stages, respectively.
The Curadigm Nanoprimer technology is designed to address one of the most universal challenges in modern medicine: the hepatic clearance and toxicity of innovative therapeutics agents that are administered intravenously. Comprised of a precisely engineered lipid-based nanoparticles, the Nanoprimer transiently occupies the liver pathways responsible for therapeutic clearance enabling a given drug to concentrate in target tissues and potentially providing the opportunity to increase bioavailability and efficacy or decrease toxicity of subsequently administered drugs. This first-in-class concept could unleash the power of innovative therapeutics such as RNA vaccines, gene therapies, oncolytic viruses, and nanomedicines across a range of indications.
OOcuity is similarly centered around precisely designed nanoparticle-based materials. In this case, our research is focused on developing first-in-class products that interact with neuronal networks. Many symptoms of neurological diseases such as Parkinson's disease, Alzheimer's disease, dementia, and neuropathic pain are driven by the asynchronicity of electrical signals across neuronal pathways. OOcuity nanoparticles target neuronal pathways in the central and peripheral nervous system to combat the symptoms of neurological disease by acting as conductors, insulators, and/or semiconductors to accelerate, decelerate, or synchronize electrical signals effected or disrupted by the patient's illness.
Our Strategy
The goal of Nanobiotix is to revolutionize the treatment of cancer and other major disease by pioneering an approach that leverages the universal principles of physics to deliver nanoparticle-based therapies designed for broad applicability across millions of patients. Our strategy is to develop our three nanotechnology platforms leveraging the first (Nanoradioenhancer platform) to achieve financial sustainability and enable increasing investment in the second (Nanoprimer platform) and third (Neurological disease platform) platforms.
Historically, the Company has primarily focused on supporting the development of the first product from its first platform, potential first-in-class nanoradioenhancer JNJ-1900 (NBTXR3). Based on its proprietary, physics-based properties and its administration via intratumoral injection, we believe that JNJ-1900 (NBTXR3) could improve local control alone or in combination with other treatment modalities in any indication where radiotherapy is a part of the treatment regimen. Due to our observation of a potential immune priming effect subsequent to the physical tumor destruction caused by radiotherapy (RT)-activated JNJ-1900 (NBTXR3), we also believe that the product candidate could expand the benefits of immune checkpoint inhibitors to more patients. Ultimately, we believe that JNJ-1900 (NBTXR3) could integrate into the treatment of solid tumor indications treated with radiation therapy, thereby addressing one of the largest untapped markets in oncology. Starting with head and neck and lung cancer, and then expanding across solid tumor indications, we envision a future in which JNJ-1900 (NBTXR3) has materially improved the treatment of cancer for millions of patients around the world. The key elements of this strategy include:
•Leveraging Nanobiotix’s clinical foundations, strategic collaborations and license agreement to:

◦Establish a global development, regulatory and commercial plan for JNJ-1900 (NBTXR3). In July 2023, Nanobiotix signed a worldwide licensing, co-development, and commercialization agreement with J&J, for JNJ-1900 (NBTXR3) excluding (at the time) the Asia Territories licensed to LianBio that was further amended in March 2025. Following the novation of the Asia Territories to J&J from LianBio which was effective on December 22, 2023, J&J holds the development and commercialization rights provided for under the Asia Licensing Agreement for JNJ-1900 (NBTXR3) in the Asia Licensing Territory. Beyond the near and long term cash and operational support the Janssen Agreement brings to Nanobiotix, this $2.6B deal aims to leverage the strengths of each organization: Nanobiotix contributes JNJ-1900 (NBTXR3), focused development, manufacturing expertise as well as the Company’s innovation engine, while J&J contributes its substantial development support, regulatory and commercial capabilities. Nanobiotix believes that this collaboration will accelerate the realization of JNJ-1900 (NBTXR3) promise for patients in need.
◦Support the advancement of JNJ-1900 (NBTXR3) development for the treatment of locally advanced head and neck squamous cell carcinoma (HNSCC) and lung (NSCLC). Nanobiotix conducted a Phase 1 dose Escalation and dose Expansion trial, Study 102, in cisplatin-ineligible locally advanced HNSCC patients. Final data from the dose Expansion part showed a median Progression-Free Survival of 16.9 months and a median Overall Survival of 23.1 months in the Evaluable population. These results potentially strengthened the hypothesis of the ongoing registrational and global Phase 3 study, evaluating NBTXR3 for elderly patients with locally advanced HNSCC who are ineligible for platinum-based chemotherapy. Sponsorship of this study, NANORAY-312,was transferred to J&J in 2025 and is enrolling patients in the US, Europe and Asia; it aims to enroll up to 500 patients. In the United States, JNJ-1900 (NBTXR3) was granted Fast Track designation from the FDA in February 2020 for the treatment of locally advanced head and neck cancers. In addition to the transfer of sponsorship of NANORAY-312 to J&J, J&J is conducting an initial Phase 2 study evaluating JNJ-1900 (NBTXR3) for patients with stage III NSCLC and an initial Phase 1b study for patients with HNSCC who are eligible for cisplatin. We believe those two indications combined with the population targeted by NANORAY-312 could represent a significant opportunity for JNJ-1900 (NBTXR3).
•Expand the opportunity for JNJ-1900 (NBTXR3) and build an effective development program in additional solid tumor indications for JNJ-1900 (NBTXR3). Nanobiotix believes that JNJ-1900 (NBTXR3)’s physical mode of action could make it broadly applicable across a multitude of solid tumor indications. In addition to head and neck and lung cancers, JNJ-1900 (NBTXR3) is being evaluated for its potential in other indications, and has already gathered data from clinical trials in soft tissue sarcoma with a positive randomized Phase 2/3 trial but also in melanoma, liver cancers, prostate cancer, esophageal cancer and lung cancer. Nanobiotix entered into a collaboration with MD Anderson in December 2018 as part of which five clinical trials are currently being conducted in the United States to evaluate RT-activated JNJ-1900 (NBTXR3), either alone or in combination with immuno-therapies or chemotherapies, across several cancer types. If the applicability of JNJ-1900 (NBTXR3) to solid tumor cancers in its current and planned clinical trials is demonstrated, Nanobiotix believes that it would increase the addressable patient population of JNJ-1900 (NBTXR3) to encompass a significant portion of the patients who receive radiotherapy as part of their solid tumor cancer treatment. We are finally conducting Study 1100, a Phase 1 multi-cohort clinical trial assessing RT-activated JNJ-1900 (NBTXR3) combined with anti-PD-1 therapies in patients with locally recurrent or recurrent/metastatic HNSCC (LRR or R/M HNSCC), as well as patients with lung, liver, or soft-tissue metastases from any primary tumor eligible for anti-PD-1 treatment. Preliminary clinical findings suggest that JNJ-1900 (NBTXR3) may increase the proportion of patients who respond to immune checkpoint inhibitors in these populations.
•Continue to build a solid foundation to drive long term growth. With the potential to receive milestones payments from the Janssen Agreement in the near to medium term on the main programs of JNJ-1900 (NBTXR3), coupled with a recently announced HealthCare Royalty (HCRx) funding of up to $71m of which $50m has already been received, we believe we are solidifying our foundation for long term growth.
•Finally, we are pursuing the development of our two next wave nanotherapeutic platforms for long term growth, Curadigm and Oocuity, as we strive to bring the benefits of nanotechnologically derived materials to help other medical conditions. These efforts are at an earlier stage than JNJ-1900 (NBTXR3) and we believe have great potential to bring substantial benefits to the problems they are designed to address.

The JNJ-1900 (NBTXR3) Platform
How JNJ-1900 (NBTXR3) addresses the challenges of radiotherapy and immuno-oncology
Current cancer treatment options and limitations

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
Radiotherapy, also called radiation therapy (RT) or simply radiation, is the administration of ionizing radiation, which are high-energy particles or rays such as X-rays, gamma rays, electron beams or protons, to destroy or damage cancer cells and block their ability to grow, divide and multiply. Radiotherapy is delivered over a period of several days to several weeks at a specific dose. Typically, patients receive a fraction of the dose per day. The duration and dosage of radiotherapy are based on the standard of care specific to the cancer being treated.
Radiotherapy is typically measured in gray (‘‘Gy’’), a unit of ionizing radiation dose with one Gy representing the absorption of one joule of energy per kilogram. In developed countries with access to radiotherapy, approximately 60%3 of all cancer patients will receive radiotherapy at least once, either alone or as a part of a more complex treatment protocol. It is among the most common cancer treatments, used both as a standalone therapy and in combination with surgery, chemotherapy or biological therapies. With 20 million people being diagnosed with cancer around the world each year, we believe we could significantly improve the prognosis for up to 12 million patients receiving RT.
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
Despite these technological advancements and the increasing use of radiotherapy in treating cancer, there remain significant limitations to its use. Although radiotherapy is a local approach, it often causes damage to surrounding healthy tissues, and may not be an effective treatment for cancers that have spread, or metastasized. As a result, physicians may decide to withhold radiotherapy, because a high enough dose to kill the tumor cells would create unacceptable damage to surrounding healthy tissues and cause other toxic side effects. In addition, many of these patients still die from the progression of their cancer because, among other reasons, they are not able to receive a high enough radiation dose to completely destroy their tumor without resulting in an unacceptable level of damage to surrounding healthy tissues. We believe that by mitigating these limitations, JNJ-1900 (NBTXR3) may improve the survival rate and quality of life for cancer patients.
In addition, the immuno-oncology (I-O) treatment approach (immunotherapy) has emerged as an option for cancer treatment. The I-O treatment approach is a relatively new approach to fighting cancer that does not only target the tumor, but also aims to stimulate and activate the patient’s own immune system more broadly, allowing it to recognize cancer cells and destroy them. I-O treatments have demonstrated efficacy broadly in the treatment of many types of cancer, including among others leukemia, melanoma, lung cancer, prostate cancer, skin cancer, cancer of the digestive system, gynecological cancers and renal cancer. However, not all patients may benefit from I-O therapy. I-O therapy may be ineffective when a patient’s tumor is “cold”, meaning that the cancer either has not been recognized by the immune system or has not provoked a strong enough response from the immune system. The challenge remains to find new ways to turn a cold tumor into a hot tumor—one that will be responsive to I-O treatment and other immune system based approaches.
JNJ-1900 (NBTXR3): Addressing the challenges of radiotherapy and I-O
JNJ-1900 (NBTXR3), has been designed to help address both of these challenges, the toxicity of radiotherapy and the difficulty of using I-O therapy against non-responsive or “cold” tumors. JNJ-1900 (NBTXR3) either alone or in combination with other treatment approaches, is designed to enhance energy absorption in the tumor resulting in a localized enhanced efficacy of radiotherapy, but not in the surrounding healthy tissues, thus limiting radiotherapy toxicities.
3 Morris ZS, Harari PM. Interaction of radiation therapy with molecular targeted agents. J Clin Oncol. 2014 Sep 10;32(26):2886-93. doi: 10.1200/JCO.2014.55.1366. Epub 2014 Aug 11. PMID: 25113770; PMCID: PMC4152717.
INTERNATIONAL ATOMIC ENERGY AGENCY, Radiotherapy in Cancer Care: Facing the Global Challenge, Non-serial Publications , IAEA, Vienna (2017)

Our research suggests that JNJ-1900 (NBTXR3) plus radiotherapy may prime the immune response, thereby rendering otherwise cold tumors more prone to recognition by the patient’s immune system and therefore potentially more responsive to I-O treatments such as checkpoint inhibitors.

JNJ-1900 (NBTXR3) technology
Potential first-in-class nanoradioenhancer JNJ-1900 (NBTXR3) was developed through our explorations of the potential for nanotechnologies to provide solutions to unmet therapeutic needs in oncology. It is a sterile aqueous suspension of functionalized, crystalline hafnium oxide nanoparticles that is administered in a single procedure through a one-time image-guided local injection directly into the tumor prior to the course of radiotherapy which are then activated by radiotherapy (RT-activated JNJ-1900 (NBTXR3)). This single procedure, one-time injection is all that is needed for the entire course of radiotherapy. JNJ-1900 (NBTXR3) is designed to be easily incorporated into the current standard of care in radiotherapy. Hospitals and medical facilities where radiotherapy is delivered do not need any new equipment or to otherwise make significant capital investments in new technology in order to treat patients with JNJ-1900 (NBTXR3).
The nanoparticles have a negatively-charged surface coating, which allows them to accumulate inside the tumor cells. When the injected tumor is subsequently treated with radiotherapy the particles interact with the radiation increasing the dose of energy absorbed and then delivered to the tumor, but without causing incremental damage to surrounding healthy tissues. We believe JNJ-1900 (NBTXR3) technology improves the benefit-risk ratio of radiotherapy for patients. Radiation treatment with JNJ-1900 (NBTXR3) is designed to destroy the tumor completely or render it more operable by reducing its size.
Radiotherapy
During radiotherapy, the interaction between the radiation and molecules in the targeted cell results in freeing electrons from the orbit of atoms (ionization). These free electrons dissipate their energy in multiple interactions with surrounding molecules, producing free radicals for example. These highly reactive free radicals have the capacity to break the covalent bonds of the molecules they interact with, including DNA, RNA, and proteins, causing damage in the cell in multiple ways, and ultimately leading to cell death.
JNJ-1900 (NBTXR3)
At an average size of approximately 50 nanometers in diameter, our nanoparticles are directly injected into a malignant tumor prior to standard radiotherapy and can be internalized into the cell through endocytosis to function as nanoradioenhancers. They have an inorganic core of crystallized hafnium oxide, which has a high electron density. The high electron density of the nanoparticles is essential for their effective interaction with radiation. Their physical and chemical properties do not by themselves cause incremental damage to surrounding healthy tissues.
The following image is a transmission electron micrograph of a cross-section slice of a cancer cell with nanoparticles after injection.
Clustered 50 nm nanoparticles in cytoplasm

Mechanism of Action of JNJ-1900 (NBTXR3) nanoparticles activated by radiotherapy (radioenhancement)
Principle
The nanoparticles remain inert until exposed to ionizing radiation, meaning they do not produce free electrons and radicals on their own. When exposed to radiation, the high electron density of the nanoparticles allows the treated cancer cells to absorb more energy compared to untreated cells where the energy is mainly absorbed by water molecules (which have a very low electron density). This increased energy absorption leads to the generation of more free electrons, which results in the creation of more free radicals, amplifying the destructive effect of the radiotherapy. These additional free radicals localized by the radiation-activated nanoparticles, generate a controlled concentration of energy within the tumor. Ionizing radiation can be applied to the nanoparticles repeatedly because they return to their inactive, inert state after each exposure to radiation. Multiple courses of radiotherapy can be administered to a tumor that has received a single injection of our nanoparticles.
The following illustration shows a representative increase in the radiation dose absorbed around the JNJ-1900 (NBTXR3) nanoparticles administered into cancer cells vs the radiation dose without JNJ-1900 (NBTXR3).

JNJ-1900 (NBTXR3) nanoparticles Amplifying the Effect of Radiation
Cell Damage and Immune Response
At the cellular level, preclinical studies have revealed various types of damage that are amplified with nanoparticles, such as an increase in double-stranded DNA breaks (DSBs), leading to an increase in micronuclei formation (free DNA found in the cytoplasm of cells), as well as Lysosomal Membrane Permeabilization, observed only in the presence of nanoparticles. All of these together lead to the enhancement of cell death in JNJ-1900 (NBTXR3) containing samples and tissues.
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
In the illustration below, JNJ-1900 (NBTXR3) nanoparticles in the cell become activated by radiotherapy and cause destruction of cancer cells due to the high energy absorption by the nanoparticles and the release of that energy that causes damage as previously described. This results in both direct cell death and activation of dendritic cells. Once
4 Marill et al. (2019) Radiother Oncol.
5 Zhang et al. (2020) Int J Nanomedicine

activated, the dendritic cells trigger lymphocyte activation (including cytotoxic T cells). This activation of lymphocytes has the effect of priming the immune system to be able to better recognize and kill cancer cells.

JNJ-1900 (NBTXR3) nanoparticles enhance tumor cell destruction and activate immune system
The potential of JNJ-1900 (NBTXR3) activated by radiotherapy to modulate the antitumor immune response supports the rationale for its use in combination with immune oncology treatments, in particular, checkpoint inhibitors (a type of therapy designed to stimulate a patient’s immune system to attack cancer cells).

JNJ-1900 (NBTXR3) Development Pipeline
JNJ-1900’s (NBTXR3) characteristics have led to investigation of its use in several tumor types including: head and neck, lung, pancreatic, esophageal, liver, prostate, soft tissue sarcoma and rectal. Positive signals of activity and favorable safety have been observed in all of these tumor types. We believe that the product is likely to aid with local control of solid tumors and as such we have initially focused on head and neck cancer in elderly patients who have few therapeutic options to achieve the local control that they need. In addition, we believe there are types of lung cancer where local control is important. In addition to specific tumor types, we believe our data shows indications that JNJ-1900 (NBTXR3) may also play a role in combinations with immune oncology (I-O) therapeutics.
The chart below highlights ongoing clinical trials, including those that are in Nanobiotix’s collaborations with J&J or MD Anderson.

Clinical Programs
JNJ-1900 (NBTXR3) has been, and is currently being evaluated in several clinical trials worldwide in various cancer patient populations.
To fully explore the applicability of JNJ-1900 (NBTXR3) for millions of patients, Nanobiotix has formed collaborations and a license agreement with industry and academic leaders. We have a broad, comprehensive clinical research collaboration with MD Anderson to sponsor several Phase 1 and Phase 2 studies in the United States to evaluate JNJ-1900 (NBTXR3) across tumor types and therapeutic combinations, including relatively new treatment modalities and settings such as proton therapy and reirradiation. In 2023 we entered into a worldwide agreement for the development and commercialization of JNJ-1900 (NBTXR3) with J&J. The clinical program detailed below is a collaborative effort between Nanobiotix, MD Anderson and our global licensee.
We believe JNJ-1900 (NBTXR3) has the potential to build a comprehensive treatment franchise across head and neck and lung cancers with radiotherapy alone or in combination with systemic treatment such as immunotherapy.

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
Registrational Phase 3 LA-HNSCC Trial (“NANORAY-312”) - J&J - (NCT04892173)
6Based on our review and sub-group analysis of scientific literature relating to head and neck cancers including Zumsteg ZS, et al. (2017), Amini et al. (2016), Bourhis et al. (2006), and Moye et al. (2015).

NANORAY-312 is a randomized (1:1), controlled, two-arm global Phase 3 clinical trial in elderly patients with locally-advanced head and neck cancer who are ineligible for platinum-based chemotherapy. All the patients receive definitive radiation therapy with the option of cetuximab per investigator's choice, and patients in the experimental arm receive JNJ-1900 (NBTXR3) in addition. The trial is global and approximately 500 patients will be randomized. As of the date of this report, patients in the NANORAY-312 study have been randomized in all planned major regions (the US, Europe and Asia).
The primary endpoint of the study is progression free survival (PFS) and the key secondary endpoint is overall survival (OS). The study is designed to demonstrate superiority of RT-activated JNJ-1900 (NBTXR3) over the control arm. In addition, time to loco-regional and distant progression, head and neck cancer specific survival outcomes, overall response rate, safety and quality of life will be evaluated as secondary endpoints.
In February 2020, Nanobiotix received Fast Track designation from the FDA for JNJ-1900 (NBTXR3) for the treatment of locally advanced head and neck cancers that are not eligible for platinum-based chemotherapy. Fast Track designation is a process designed to facilitate the development of and accelerate the review of treatments for serious conditions that have the potential to address unmet medical needs.
In 2025 Nanobiotix completed the transfer of the sponsorship of the NANORAY-312 study to Johnson & Johnson along with the transfer of full operational control of the Phase 3 clinical trial to J&J. Following this transfer, clinical development updates and guidance related to NANORAY-312 will be communicated by J&J.
Phase 1 LA-HNSCC Dose-Escalation / Dose-Expansion Trial - (“Study 102”) - Nanobiotix - (NCT01946867)
Nanobiotix conducted a Phase 1, dose escalation and dose expansion clinical trial of JNJ-1900 (NBTXR3) activated by intensity-modulated radiation therapy in patients with locally advanced head and neck cancer (LA-HNSCC) (patients with locally advanced squamous cell carcinoma of the oral cavity or oropharynx) who are ineligible for cisplatin or intolerant to cetuximab.
The primary endpoint of dose escalation was to evaluate the safety of JNJ-1900 (NBTXR3) and determine the recommended Phase 2 dose (RP2D) of RT-activated JNJ-1900 (NBTXR3). The primary endpoints of dose expansion were to confirm that the recommended dose is safe and to obtain preliminary evidence of efficacy by observing the objective response rate and complete response rate of the JNJ-1900 (NBTXR3)-injected lesion by imaging according to RECIST 1.1.
The secondary endpoints of both parts were to evaluate the safety and tolerability of JNJ-1900 (NBTXR3), to evaluate the overall response rate and the complete response rate (based on RECIST 1.1) of injected (target) and non-injected lesions (non-target), to evaluate the local progression and PFS, assess the feasibility of local administration by intratumoral injection of JNJ-1900 (NBTXR3). Overall Survival was also planned to be analyzed.
In each patient, the primary tumor was injected with JNJ-1900 (NBTXR3), while involved lymph nodes were not injected. The JNJ-1900 (NBTXR3)-injected lesions and the non-injected lesions were treated with the same dose of intensity-modulated radiation therapy (IMRT).
Study 102 Escalation Part
In the escalation part of the study, the administered dosage of JNJ-1900 (NBTXR3), calculated as percentage (%) of tumor volume was escalated (5%, 10%, 15% and 22%), with 19 patients in total receiving an injection of JNJ-1900 (NBTXR3), followed by intensity-modulated radiation therapy (70 Gy in total, or 2 Gy per day, five days a week for seven weeks), in accordance with standard medical practice, commencing one to five days after NBTXR3 injection.
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
Preliminary efficacy and safety results showed that JNJ-1900 (NBTXR3) was well tolerated and the recommended dose was established as equivalent to 22% of tumor volume. Preliminary results included no observed serious side effects or serious adverse events related to JNJ-1900 (NBTXR3), and feasibility of injection at all dose levels with no leakage to surrounding healthy tissues.
Study 102 Expansion Part
The expansion part of Study 102 was completed in February 2023 and the final safety and efficacy results were presented at the 65th Annual Meeting of the American Society for Radiation Oncology (ASTRO) in October 2023 and and published online in 2026 in JAMA Otolaryngology–Head & Neck Surgery7. A total of 56 patients were treated at the recommended dose of 22% of tumor volume established in the escalation part.
The main characteristics of the population at study entry were: advanced age (61% aged ≥ 70) and a high burden of comorbidity as measured by the age-adjusted Charlson Comorbidity Index (ACCI) as 67% had ACCI scores of ≥ 48. The main tumor characteristics were: oral cavity tumor location (which is associated with poorer outcomes) in 45% of patients and oropharyngeal cancer with positive HPV-16 status (which is considered a positive prognostic factor in this cancer) in only 26% of patients.
The median (range) follow-up was 33.0 (0.7-44.6) months.
Safety results
All 56 patients treated received at least 90% of the planned injected volume of JNJ-1900 (NBTXR3) and 89% completed IMRT. Grade ≥ 3 treatment-emergent adverse events (TEAEs) related to JNJ-1900 (NBTXR3) or the injection procedure represented 1.3% of all TEAEs. Five patients discontinued IMRT due to TEAEs of which one, sepsis, was possibly related to RT and JNJ-1900 (NBTXR3). 10 deaths occurred within 180 days of enrollment, of which 1 death (sepsis) was possibly related to RT and JNJ-1900 (NBTXR3). 80% of these patients (8/10) entered the study with a high burden of comorbidity (ACCI ≥ 4). All together, these data indicated that injection of JNJ-1900 (NBTXR3) followed by RT activation was feasible and well tolerated in elderly patients with LA-HNSCC.

Summary of Treatment-Emergent Adverse Events (TEAEs)

TEAE	All-treated population (N = 56),[a] No. (%)[b]					
	Grade 1	Grade 2	Grade 3	Grade 4	Grade 5	Total
Patients with any TEAEs (regardless of causality)	50 (89)	50 (89)	40 (71)	6 (11)	7 (13)	55 (98)
Patients with any TEAEs related to NBTXR3	2 (4)	4 (7)	4 (7)	1 (2)	1 (2)	9 (16)
TEAEs related to NBTXR3[c]						
Stomatitis	0	1 (2)	2 (4)[d]	0	0	3 (5)
Tumor pain	0	2 (4)[b]	1 (2)	0	0	3 (5)
Lymphocyte count decrease	0	0	1 (2)	0	0	1 (2)
Sepsis	0	0	0	0	1 (2)[d]	1 (2)
Tumor hemorrhage	0	0	0	1 (2)[d,e]	0	1 (2)
Patients with any TEAEs related to injection	1 (2)	5 (9)	3 (5)	1 (2)	0	8 (14)
TEAEs related to injection[c]						
Tumor pain	0	2 (4)	1 (2)	0	0	3 (5)
Hypertension	0	1 (2)	1 (2)	0	0	2 (4)
Swollen tongue	0	1 (2)	0	1 (2)[f]	0	2 (4)
Oxygen saturation decrease	0	0	1 (2)[f]	0	0	1 (2)

Abbreviations: AE, adverse event; RT, radiation therapy.

[a] Number of patients with at least 1 TEAE (patients could have more than 1 TEAE). Unless otherwise specified, percentages are based on the number of patients in the all-treated population.

[b] The all-treated population included all patients who received NBTXR3 (at least 1 puncture and injection, even if less than 80% administered or incomplete) as intratumor injection or at least 1 dose of RT.

[c] Only TEAEs that occurred at grade 3 or higher are listed. Corresponding grade 1 or grade 2 TEAEs are shown where the same TEAE also occurred at lower grades (this table does not present a complete listing of all grade 1 or grade 2 TEAEs). The total number of TEAEs grade 3 or higher related to NBTXR3 was 6 (11%); related to injection, 3 (5%), which occurred in 1 patient; and related to RT, 37 (66%).

[d] AEs related both to NBTXR3 and RT.

[e] 45 Days after RT.

[f] AEs reported in 1 patient.

[g] Patients could have more than 1 grade 3 or greater TEAE related to RT.

Figure from JAMA Otolaryngol Head Neck Surg. Le Tourneau C, Liem X, Nguyen F, et al. January 29, 2026 (online).

Efficacy results
Of the 56 patients treated, 44 patients were evaluable for objective tumor response (“Evaluable population”).
The Evaluable population underwent at least one post-treatment assessment and received at least 80% of the planned dose of JNJ-1900 (NBTXR3) plus at least 60 Gy of IMRT. Twelve patients were non-evaluable: 4 because
7 Intratumoral Radioenhancer Nanoparticle NBTXR3 Followed by Radiotherapy in Head and Neck Cancer: A Phase 1 Dose-Expansion Nonrandomized Clinical Trial. Le Tourneau C, Liem X, Nguyen F, et al. JAMA Otolaryngol Head Neck Surg. Published online January 29, 2026. doi:10.1001/jamaoto.2025.4939.
8 ACCI ≥ 4 is correlated with lower OS in LA-HNSCC (Zumsteg et al. Cancer vol. 123,8 (2017)) and reported in ~20-30% of patients with LA-HNSCC in literature (Göllnitz, Irene et al. Cancer medicine vol. 5,11 (2016)).

they did not receive 60 Gy of IMRT and 8 because they didn’t undergo post treatment assessment. Of note, among those 8 patients, an objective response was reported in 6 patients, based on the radiological assessment performed during the treatment period (50 Gy).
Response was measured in the JNJ-1900 (NBTXR3)-injected lesion alone (“injected lesion”) as per RECIST 1.1, and in the JNJ-1900 (NBTXR3)-injected and non-injected lesions together (“all lesions”). In the injected lesions, data showed an overall response rate (ORR) of 81.8% (36/44) with a complete response rate (CRR) of 63.6% (28/44). In all lesions, data showed an overall response rate of 79.5% (35/44) with a complete response rate of 52.3% (23/44).
Importantly, the median duration of response in JNJ-1900 (NBTXR3)-injected lesions was not reached by the end of the study, compared to a median duration of response of 12.4 months in all lesions, suggesting durable antitumor activity from RT-activated JNJ-1900 (NBTXR3). Interestingly, it has been demonstrated that usually, in patients treated with standard of care regimens such as chemoradiation, that regional recurrence occurred at the sites of gross disease most often and regional nodal failure are isolated cases9. This change in the pattern of recurrence we observed may be driven by the presence and effect of JNJ-1900 (NBTXR3) in the injected tumor as both injected and non-injected lesions (i.e., involved lymph nodes) are treated with the same dose of radiotherapy. Subsequent sensitivity analysis found that treatment failure most often occurred in the involved lymph nodes. These results suggest that injection of both the primary tumor and the involved lymph nodes could further improve the therapeutic ratio and informed the design of the follow-up and ongoing Phase 3 trial (NANORAY-312).

Waterfall Plot of the Change in the Longest Diameter of the Primary Tumor From Baseline in the Evaluable Population for Objective Response

Measurement of tumor change as per RECIST 1.1 (n=44)

100
50
20
0
-30
-50
-100
Change in longest diameter of primary tumor, %
Patients
Progressive disease
Partial response
Stable disease
Complete response

Figure from JAMA Otolaryngol Head Neck Surg. Le Tourneau C, Liem X, Nguyen F, et al. January 29, 2026 (online).

At the final readout, an independent central review of imaging determined a median Progression-Free Survival (mPFS) of 16.9 months in the Evaluable population. Median Overall Survival (mOS) in the Evaluable population was 23.1 months.
In the All treated population, mPFS (11.4 months) and mOS (18.1 months) were prolonged compared with historical data (PFS ~9 months; OS ~12 months10) despite the negative prognostic factors (aged ≥ 70, ACCI ≥ 4, oropharyngeal cancer with negative HPV-16 status, and oral cavity tumor) observed in this population.
The difference between the PFS and OS observed in the All treated population compared with the Evaluable population may be driven by the high ACCI score in the non-evaluable population (of the 12 patients non-evaluable for objective tumor response, 9 had severe comorbidities (ACCI ≥ 4)).
Kaplan Meier Curves of Progression-Free Survival (PFS) based on an Independent Central Review
Measurement as per RECIST 1.1
9 Leeman et al. Jama Oncology 2017
10 Historical OS based on: Moye et al. Oncologist (2015). Historical PFS based on: Moye et al. Oncologist (2015); Amini A, et al. Cancer (2016); and Shia et al. Cancers (2020). This historical literature is presented solely to illustrate the current market opportunity arising from existing application of the standard treatment—radiation treatment alone—for elderly patients with locally advanced head and neck cancers. Because of the unique design of such studies applied to specific patient populations, no comparison with any of our clinical trials is possible and none should be inferred from this background data.

Kaplan Meier Curves of Overall Survival (OS)

Phase 1b LA-HNSCC Trial (“LUMIRAY”) - J&J - (NCT07219212)
LUMIRAY is a single arm, open-label Phase 1b study evaluating JNJ-1900 (NBTXR3) activated by standard radiotherapy along with cisplatin-based chemotherapy for patients with LA-HNSCC.
The trial is expected to recruit up to 30 patients and the primary endpoint of the study is to evaluate the safety of JNJ-1900 (NBTXR3) of radiotherapy-activated JNJ-1900 (NBTXR3) with concurrent chemotherapy. Secondary endpoints are objective response rate according to RECIST 1.1, complete response rate, disease control rate, injected tumor response rate, time to locoregional failure, time to distant failure, PFS, number of participants with post-radiation neck dissection or primary salvage surgery.
LUMIRAY is sponsored by J&J as part of the Janssen Agreement.

Lung cancer
Background and opportunity
According to the World Health Organization, lung cancer is currently the most common cause of cancer death in the world and is estimated to have caused over 1.8 million deaths in 2022. It also estimates that 2.2 million new cases of lung cancer have been diagnosed worldwide. The American Cancer Society estimates that non-small cell lung cancer (“NSCLC”) is the most common type of lung cancer, accounting for 80-85% of all lung cancer diagnoses and established the five-year relative survival rate for NSCLC at all stages at 28%.

Randomized Phase 2 NSCLC Trial (“CONVERGE”) - J&J - NCT06667908
CONVERGE is an open-label, randomized Phase 2 study, evaluating JNJ-1900 (NBTXR3) for the treatment of patients with stage III, unresectable non-small cell lung cancer. In the study, all patients will receive standard of care chemoradiation followed by consolidation anti-PD-L1 therapy (durvalumab) and in the experimental arm, patients will receive JNJ-1900 (NBTXR3) in addition. The study will enroll up to 130 patients. The first patient was dosed in January 2025. The primary endpoint is the Objective Response Rate (ORR), using independent central review assessment, while secondary endpoints include safety, Progression-Free Survival (PFS), Disease Control Rate (DCR) and Duration of Response (DoR).
CONVERGE is sponsored by J&J as part of the Janssen Agreement.
In March 2026, the first data were presented at the 2026 European Lung Cancer Conference. The procedure demonstrated an acceptable safety profile without serious treatment-emergent adverse events (TEAEs) and did not adversely impact patients’ ability to continue planned therapy Initial efficacy responses observed in 7 patients at first disease evaluation following concurrent chemoradiotherapy, and before treatment with anti-PD-L1, are promising (ORR = 71.4%; DCR = 100%) relative to the estimated benchmark (ORR = 45%-50%)11,12.

Phase 1 NSCLC Trial (“Study 2020-0123”) - MD Anderson - NCT04505267
This trial is an open-label, two-cohort, prospective Phase 1 study of reirradiation in patients with inoperable locoregional recurrent NSCLC. Patients generally only receive a single course of radiotherapy due to toxicity limitations associated with subsequent courses of radiotherapy. This trial aims to evaluate JNJ-1900 (NBTXR3) feasibility and safety in NSCLC patients receiving a second lower-than-standard-dose of radiation (IMRT), called reirradiation.
The trial consists of two parts: (i) a reirradiation therapy safety lead-in (cohort 1), and radiotherapy-activated JNJ-1900 (NBTXR3) therapy dose-escalation to determine the RP2D (cohort 2), and (ii) dose-expansion at RP2D with toxicity monitoring.
The patient population includes adults (age ≥ 18) with inoperable locoregional/recurrent (LRR) NSCLC stage IA to IIIC that are radiographically non-metastatic at screening and have previously received definitive radiation therapy.
First data from the dose escalation part were presented at the 2025 European Lung Cancer Conference (ELCC). All of the 12 patients enrolled in the escalation part of the study completed treatment with JNJ-1900 (NBTXR3) activated by radiotherapy.
Results demonstrated a favorable safety profile with no dose-limiting toxicities (DLTs), and no Grade 3 or higher SAEs related to JNJ-1900 (NBTXR3). Injection feasibility was confirmed, and the RP2D was established at 33% of gross tumor volume. Preliminary review of survival data from the 12 patients showed 12-month LPFS of 64% (median 18.6 months) and 12-month OS of 83% (median 30.2 months).
Kaplan Meier Curves of Local Progression-Free Survival (LPFS) and Overall Survival (OS) (n=12)
The expansion part of the study is ongoing.

11 Hung, M. Et al. Medicine (Baltimore). 2019;98(27):e16167.
12 Antonia SJ, et al. N Engl J Med. 2017;377(20):1919 –2

I-O Program

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
Cancer immunotherapy is becoming a major treatment paradigm for a variety of cancers. Although immunotherapy, especially the use of immune checkpoint inhibitors, has achieved clinical success, most cancer patients are resistance to I-O treatments. In fact, published scientific data shows that only 15%-20% of non-small cell lung cancer patients and 13%-22% of head and neck squamous cell carcinoma patients respond to immune checkpoint inhibitors13.
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
Supporting Rationale for I-O Combination Treatment Approach
We believe that RT-activated JNJ-1900 (NBTXR3) followed by immune checkpoint inhibitors could both enhance the response to anti–PD-1 therapy in treatment-naïve patients and resensitize patients who have developed prior resistance to anti–PD-1 therapy. This investigational treatment combination is being explored in multiple settings.
Our preclinical and early clinical trial results suggest that RT-activated JNJ-1900 (NBTXR3) may stimulate an immune response, thereby rendering otherwise “cold” tumors “hot;” that is, making the tumors more prone to recognition by the patient’s immune system and therefore more responsive to I-O treatments such as checkpoint inhibitors.
In preclinical experiments, we observed RT-activated JNJ-1900 (NBTXR3) kill more cancer cells in vitro than radiotherapy alone, leading to the release of a greater number of tumor-associated antigens. In addition, in in vitro
13 Burtness B, Harrington KJ, Greil R, Soulières D, Tahara M, de Castro G, Jr., et al. Pembrolizumab alone or with chemotherapy versus cetuximab with chemotherapy for recurrent or metastatic squamous cell carcinoma of the head and neck (KEYNOTE-048): a randomised, open-label, phase 3 study. The Lancet. 2019;394(10212):1915-28.; Ferris RL, Blumenschein G, Fayette J, Guigay J, Colevas AD, Licitra L, et al. Nivolumab for Recurrent Squamous-Cell Carcinoma of the Head and Neck. New England Journal of Medicine. 2016;375(19):1856-67.; and Garon EB, Hellmann MD, Rizvi NA, Carcereny E, Leighl NB, Ahn MJ, et al. Five-Year Overall Survival for Patients With Advanced Non‒Small-Cell Lung Cancer Treated With Pembrolizumab: Results From the Phase I KEYNOTE-001 Study. J Clin Oncol. 2019;37(28):2518-27.

experiments performed on different human cancer cell lines, we observed RT-activated JNJ-1900 (NBTXR3) enhance the expression of markers of immunogenic cell death, as well as activation of the cGAS-STING pathway (a component of the immune system that detects tumor-derived DNA and generates intrinsic anti-tumor immunity). These results suggest that RT-activated JNJ-1900 (NBTXR3) could modulate the immunogenicity of the cancer cells.
We also observed RT-activated JNJ-1900 (NBTXR3) in vivo generate an abscopal effect, which is a reduction of metastatic burden outside the irradiated area. This abscopal effect depends on the increase of CD8+ T cell lymphocyte infiltrates (T lymphocytes that work to kill malignant tumor cells) in both treated and untreated tumors, induced by RT-activated JNJ-1900 (NBTXR3).
In our Phase 2/3 locally advanced STS clinical trial, based on immunohistochemistry analyses, we observed that RT-activated JNJ-1900 (NBTXR3) increased the density of CD8+ T cell lymphocytes and also decreased FOXP3+ (Treg) (regulatory T cells that work to suppress the immune response) compared to radiotherapy alone in the tumors, while macrophage number remained relatively constant.
In March 2021, researchers from our collaborative partner MD Anderson shared preclinical data at the American Association of Cancer Research (AACR) Virtual Special Conference on Radiation Science and Medicine. This study examined RT-activated JNJ-1900 (NBTXR3) in combination with anti-PD-1 along with TIGIT and LAG3 inhibitors in an in vivo anti-PD-1 resistant mouse model. The data showed that the Combo therapy (RT-activated JNJ-1900 (NBTXR3) + anti-PD-1 + anti-LAG3 + anti-TIGIT) significantly promoted the proliferative activity of CD8+ T cells, improved local and distal tumor control, and increased survival rate. The data showed that the cured mice maintained significantly higher percentages of memory CD4+ and CD8+ T cells, as well as stronger anti-tumor immune activities than control, and the cured mice from the groups treated with the Combo therapy were immune to reinjections of tumor cells.
A subsequent analysis presented at the annual meeting of the AACR in April 2022, assessed immune gene expression associated with multiple combinations of JNJ-1900 (NBTXR3), anti-PD-1, anti-LAG-3, and anti-TIGIT. The data showed that the Combo therapy outperformed all other tested treatment regimens in efficacy, survival, and induction of long-term anti-cancer memory. The Combo therapy promoted immune activation at the irradiated site. Abscopal immune responses were improved with the addition of LAG-3 and TIGIT to PD-1 and RT-activated JNJ-1900 (NBTXR3), suggesting that the Combination therapy may be effective against metastatic cancers.
Together, these data suggest that RT-activated JNJ-1900 (NBTXR3) could be able to modulate the anti-tumor immune response and transform the tumor into an in situ vaccine, which prompted the initial development of our I-O program.
Development in I-O
We are conducting a global I-O development program to explore the use of JNJ-1900 (NBTXR3) as a complement to immune checkpoint inhibitors across several solid tumor indications. Study 1100, a multi-cohort Phase 1 trial of RT-activated JNJ-1900 (NBTXR3) followed by an anti-PD-1 checkpoint inhibitor in patients with R/M HNSCC or with lung, liver, or soft tissue metastases from other solid tumors eligible for anti-PD-1 therapy is ongoing. In this study, patients failing a prior treatment with checkpoint inhibitors continue that treatment with additional therapy of RT-JNJ-1900 (NBTXR3). Patients with no prior checkpoint inhibitor therapy are also eligible. We are also working with MD Anderson, to evaluate JNJ-1900 (NBTXR3) in combination with checkpoint inhibitors (anti-PD-1, or anti-PD-L1) across several cancer indications. A randomized Phase 1/2 trial for JNJ-1900 (NBTXR3) combined with an anti-PD-1 or PD-L1 +/- RadScopal™ in patients with lung or liver metastases from any advanced solid tumors is ongoing. The first patient of this Phase1/2 trial was injected in July 2023.

R/M HNSCC and lung, liver or soft tissue metastases from any primary tumor
Multi-Cohort Phase 1 Trial - Nanobiotix (“Study 1100”) - NCT03589339
Nanobiotix is conducting a Phase 1 prospective, multi-center, open-label, non-randomized clinical trial evaluating the safety and efficacy of JNJ-1900 (NBTXR3) activated by stereotactic body radiation therapy (SBRT a type of radiotherapy, that delivers high doses via fractions to a single tumor) followed by anti-PD-1 checkpoint inhibitors (nivolumab or pembrolizumab), as a second line or later therapy. The trial has a dose escalation part followed by dose expansion. The dose escalation part of the trial included three populations of patients naive or resistant to anti-PD1:
•Patients with locoregional recurrent (LRR) or recurrent or metastatic (R/M) HNSCC amenable to irradiation of the head and neck field (“HNSCC Cohort”),
•Lung metastases from any primary cancer eligible for anti-PD-1 therapy (“Lung Cohort”), or
•Liver metastases from any primary cancer eligible for anti-PD-1 therapy (“Liver Cohort”).

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
The trial’s main objective is to determine the safety profile and recommended Phase 2 dose of RT-activated JNJ-1900 (NBTXR3) in combination with an anti-PD-1. Secondary endpoints include efficacy evaluation. The dose expansion trial is ongoing and we intend to enroll a total of approximately 145 evaluable patients in the United States.
In the study, patients could have cancer lesions located in different parts of the body. Specific lesions were selected for JNJ-1900 (NBTXR3) injection and radiotherapy. Lesions that were not injected with JNJ-1900 (NBTXR3) were not intended to be treated with radiotherapy unless they were located in the field of radiotherapy due to proximity to the injected lesion. Anti-PD-1 therapy was scheduled for all patients to begin after radiotherapy. Thus, in these data, there is differentiation between responses in “injected lesions” versus “overall response” with the latter being a measure of response from a patient’s total disease burden (i.e., lesions injected with JNJ-1900 (NBTXR3) and irradiated and those neither injected with JNJ-1900 (NBTXR3) nor irradiated).
The RP2D of RT-JNJ-1900 (NBTXR3), in combination with pembrolizumab or nivolumab, was established at 33% of gross tumor volume in each of the three cohorts from the escalation part.

R/M HNSCC
Study 1100 Escalation and Expansion Parts - HNSCC patients (cohort 1 and cohort 2)
In September 2025, new data from cohort 1 (R/M HNSCC patients resistant to prior anti-PD-1 therapy, “Resistant patients”) and cohort 2 (R/M HNSCC patients naïve to anti-PD-1 therapy, “Naïve patients”), treated with radiotherapy-activated JNJ-1900 (NBTXR3) followed by anti-PD-1, were presented at the annual meeting of the American Society for Radiation Oncology (ASTRO). As of the cut-off date of August 21, 2025, 103 patients were evaluable for safety (45 Naïve patients and 58 Resistant patients) and 91 patients were evaluable for efficacy (41 Naïve patients and 50 Resistant patients).
JNJ-1900 (NBTXR3) injection followed by standard radiotherapy and anti-PD-1 therapy was feasible and well tolerated at RP2D in the 103 patients, consistent with prior findings. Five patients experienced grade 3+ treatment-emergent adverse events (TEAEs) related to JNJ-1900 (NBTXR3) and 4 experienced grade 3+ TEAEs related to the injection procedure; most frequent treatment-related adverse events (TRAE) were grade 1-2 including injection site pain related to NBTXR3 and injection procedure.
Local responses in lesions injected with JNJ-1900 (NBTXR3) and irradiated were assessed in 91 patients. The injected-lesion Disease Control Rate (“DCR”) was 95% (86/91) and the injected-lesion Overall Response Rate (“ORR”) was 57% (52/91). In anti-PD-1 Naïve evaluable patients (n=41), injected-lesion DCR was 95% (39/41) and injected-lesion ORR was 66% (27/41). In anti-PD-1 Resistant evaluable patients (n=50), injected-lesion DCR was 94% (47/50) and injected-lesion ORR was 50% (25/50).
Local control in injected target lesions of Resistant and Naïve populations
Systemic responses beyond potential enhanced local control was also assessed: in Naïve patients evaluable for efficacy (n=41), the ORR was 36.6% and the DCR was 63.4% as per RECIST 1.1. In Resistant patients evaluable for efficacy (n=50), the ORR was 32.0% and the DCR was 74.0% as per RECIST 1.1.
In Naïve patients (n=41), the data showed a median Progression-Free Survival (mPFS) of 4.5 months and a median Overall Survival (mOS) of 15.5 months, with a median follow-up of 11 months. In Resistant patients (n=50), the data showed a mPFS of 3.8 months and a mOS of 11.4 months, with a median follow-up of 9 months.
Melanoma
Study 1100 Expansion Part - Locally Advanced or Metastatic Melanoma Patients (subgroup from cohort 3)
In September 2025, initial data from a subgroup of Cohort 3 of Study 1100, evaluating patients with locally advanced or metastatic melanoma resistant to anti–PD-1 therapy, were presented at the annual Immunorad conference. This population consisted of heavily pretreated patients who had progressed after multiple prior lines of therapy, including anti–PD-1 therapy, ipilimumab, talimogene laherparepvec (T-VEC), nivolumab / relatlimab (Opdualag), tumor-infiltrating lymphocyte (TIL) therapy, and radiotherapy (“RT”), among others. All patients received a one-time intratumoral injection of JNJ-1900 (NBTXR3) followed by radiotherapy and subsequent anti–PD-1 therapy. As of the

August 21, 2025 data cutoff date, 21 patients had received JNJ-1900 (NBTXR3), of whom 19 were evaluable for tumor response.
Treatment demonstrated a favorable safety profile, with injection feasibility confirmed at the RP2D (33% gross tumor volume). Sixteen patients experienced treatment-emergent adverse events (“TEAEs”) of any grade related to the overall therapeutic regimen, including five patients with TEAEs considered related to JNJ-1900 (NBTXR3) and/or the injection procedure. One patient experienced Grade 3 or higher TEAEs, consisting of hypotension and pleuritic pain.
Preliminary signs of efficacy were observed in evaluable patients, with a best observed objective response rate of 47.4% (9/19) and a disease control rate of 78.9% (15/19) across all lesions per RECIST 1.1. In injected and irradiated tumors, a disease control rate of 100% (19/19) was observed.
Response in All Target Lesions in Melanoma Evaluable Population (n=19)
Median overall survival was 14.6 months (95% confidence interval: 10.7 to 16.7 months) in all treated patients (n=21).
Kaplan Meier Curve of Overall Survival (OS) in All Treated Melanoma Patients (n=21)
In addition, a relationship was observed between the depth of local tumor response and systemic tumor regression, suggesting a potential priming or re-activation of immune response.

Pancreatic cancer
Background and opportunity
Pancreatic cancer is an aggressive and highly lethal malignancy. According to WHO, in 2022, an estimated 510,992 new cases of pancreatic cancer were diagnosed worldwide with approximately 467,409 deaths attributed to the disease. The American Cancer Society estimates that the five-year relative survival rate for pancreatic cancer across all stages is approximately 13%.
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
In support of the rationale for neoadjuvant therapy, a retrospective analysis demonstrated a near doubling in OS in pancreatic ductal adenocarcinoma (PDAC) patients who underwent surgery, which was in part attributed to the increased proportion of borderline resectable pancreatic cancer (BRPC) patients who became eligible for surgery as a result of neoadjuvant intervention. Importantly, there are also select cases of locally advanced pancreatic cancer (LAPC) patients being considered for surgical resection based on their response to therapy. Given the poor prognosis of PDAC, therapeutic regimens able to increase the proportion of BRPC and LAPC patients eligible for surgery could improve survival outcomes in this population with unmet need.
Phase 1 Trial - MD Anderson (“Study 2019-1001”) - NCT04484909
This MD Anderson led trial is an open-label, single-arm, prospective Phase 1 study examining the use of RT-activated JNJ-1900 (NBTXR3) in LAPC and BRPC patients after receiving chemotherapy. It consisted of two parts: (i) dose-escalation to determine the RP2D and (ii) expansion at RP2D. The objectives of the study are the determination of the incidence of dose-limiting toxicity, the maximum tolerated dose and determination of an RP2D. Although the study was not designed to evaluate conversion of patients to be surgically addressable, it is an exploratory endpoint.
The patient population includes adults (age ≥ 18 years) with BRPC or LAPC that are radiographically non-metastatic at screening, having received between two to six months of chemotherapy prior to trial enrollment and have not previously received radiation therapy or surgery for pancreatic cancer.
In December 2024, Nanobiotix announced the completion of the Phase 1 study. The dose escalation part achieved its primary objective, establishing the RP2D at 42% of gross tumor volume, and it showed tolerable safety and promising early signs of anti-tumor activity. The expansion part has enrolled 12 additional patients injected at the RP2D.
In May 2025, full data from the completed dose escalation and dose expansion parts of the Phase 1 were presented at the annual Meeting of the European Society of Radiation Oncology (ESTRO). A total of 22 patients, including 20 patients with LAPC and 2 patients with BRPC, completed protocol therapy, with a median follow-up of 11.9 months (range 3.0–40.7) from completion of radiotherapy.
A favorable safety profile and the feasibility of intratumoral injection were observed. No dose-limiting toxicities (DLTs) were observed in the dose escalation part of the study (level 1 dose for the first patient and level 2 dose for the subsequent 9 patients). In the dose expansion part, transient grade 3 DLTs were observed in 3 of 12 patients at the level 2 dose.
After injection of JNJ-1900 (NBTXR3) activated by radiotherapy, 10 of the 22 patients experienced local progression, with a median local progression-free survival (“LPFS”) of 13.3 months from radiotherapy. Fourteen patients developed distant metastases, with a median distant metastasis progression-free survival of 10.7 months from radiotherapy.
Kaplan Meier Curve of Local Progression-Free Survival (LPFS) (n=22)

LOCAL PROGRESSION FREE SURVIVAL
mLPFS = 13.3 months
Surviving
1.0
0.8
0.6
0.4
0.2
0
10
20
30
40
50
LPFS

Thirteen patients died during follow-up, with a median overall survival (“OS”) of 16.3 months from start of radiotherapy and a median OS of 23 months from diagnosis (95% confidence interval: 17 months to not reached). Interestingly, a historical review conducted at MD Anderson of 144 LAPC patients treated with induction chemotherapy followed by radiotherapy, with or without concurrent or maintenance chemotherapy, reported a median OS of 19.2 months.
Kaplan Meier Curve of Overall Survival (OS) (n=22)

OVERALL SURVIVAL
1.0
0.8
0.6
0.4
0.2
0
Surviving
10
20
30
40
50
OS from Dx
23 months mOS
(IC95: 17m-NR)

Two patients underwent R0 surgical resection.
In exploratory analyses, circulating tumor mutational burden (“cTMB”) data were available for 20 patients. Eight (40%) exhibited increased cTMB, and investigators observed an association between increased cTMB and improved LPFS and OS. Normalization of CA19-9, a surrogate marker for overall survival benefit, was observed in 13 of 22 patients (59%) and was associated with longer survival in the study. For illustrative purposes, a historical review conducted at MD Anderson of 243 patients with locally advanced pancreatic cancer treated with standard of care reported CA19-9 normalization in approximately 17% of patients with elevated CA19-9 levels at diagnosis.
Following these results from the study, MD Anderson submitted and received US FDA clearance for a new, additional study cohort evaluating the combination of JNJ-1900 (NBTXR3) and standard-of-care concurrent chemoradiation. The first patient in the new cohort has been injected, and recruitment is ongoing.

Esophageal cancer
Background and opportunity
Esophageal cancer is a highly aggressive malignancy associated with high incidence and mortality, and the overall prognosis remains poor. The incidence and mortality associated with esophageal cancer have risen rapidly in recent decades. According to WHO, an estimated 511,054 new cases of esophageal cancer were diagnosed worldwide in 2022, resulting in 445,391 deaths. The American Cancer Society reports that the five-year relative survival rate for esophageal cancer at all stages is 22%.
Phase 1 Trial - MD Anderson (“Study 2020-0122”) - NCT04862455
This trial is an open-label, single-arm, Phase 1 study evaluating the combination of JNJ-1900 (NBTXR3) with chemoradiation in esophageal cancer patients. Patients are treated either with photon-based radiation therapy or with proton-based radiation therapy. The trial consists of two parts: (i) a dose-escalation part to determine the safety profile and the RP2D, and (ii) a dose-expansion part to assess early signs of anti-tumor activity at RP2D with continued toxicity monitoring.
The patient population includes adults (age > 18 years) with stage II-III adenocarcinoma of the esophagus that are treatment naïve and radiographically non-metastatic at screening. Up to 30 subjects will be enrolled, including up to 9 subjects for the dose-finding part with photon therapy (cohort 1) and up to 9 subjects for the dose-finding part with proton therapy (cohort 2). Twelve additional subjects will be enrolled for the RP2D expansion. The objectives of the study are to determine the dose-limiting toxicity, the maximum tolerated dose and the RP2D.
The first data were presented at the 2025 annual American Society for Radiation Oncology (ASTRO) congress. Thirteen patients with locally advanced adenocarcinoma of the esophagus (EADC) were enrolled. Feasibility of endoscopic ultrasound-guided intratumoral injection was confirmed for the 9 EADC patients in cohort 1 and for the 4 EADC patients in cohort 2. No DLT and no periprocedural or delayed adverse events were observed. The recommended Phase 2 dose for JNJ-1900 (NBTXR3) combined with photon chemoradiotherapy was established at 33% of gross tumor volume (GTV).

Initial clinical response was observed with a disease control rate (DCR) of 85% (11/13) and an objective response rate (ORR) of 69% (9/13), including 6 biopsy-confirmed complete responses and 3 partial responses. Six patients in the study were medically indicated for and underwent surgery after treatment with chemoradiotherapy and JNJ-1900 (NBTXR3), 2 of these patients had pathological complete response (pCR) and 4 of these patients had major pathologic response (≤10% viable cells).
Recruitment for dose escalation cohort 1 (photon-based radiotherapy) is complete. 5 additional patients are being recruited for dose escalation cohort 2 (proton-based radiotherapy) to determine the RP2D. It will be followed by the recruitment of 12 additional patients for the dose expansion part of the study.

Liver cancers
Background and opportunity
According to the World Health Organization, liver cancer is the third most common cause of cancer death in the world with an estimated 758,725 deaths in 2022. In the same year, an estimated 866,136 people were diagnosed with liver cancer. The American Cancer Society estimated that the five-year survival rate for patients with localized liver cancer is approximately 37%; once the cancer has spread to other organs or tissues, the survival rate drops to approximately 4%.
The two most common types of liver cancer are hepatocellular carcinoma (HCC), the most common primary liver cancer, and liver metastasis (secondary liver cancer), which occurs when cancer from another part of the body spreads to the liver. Surgical resection is often not an option for patients with either HCC or liver metastasis. Moreover, because patients suffering from HCC or liver metastases typically have underlying liver dysfunction and concomitant malignancies, local and systemic treatment options are few in number, with significant limitations. Stereotactic body radiation therapy (SBRT)—a high-precision radiation therapy, delivered as high-energy dose fractions—is a prevalent alternative therapy that has been shown to improve outcomes for these patients, as third-party clinical trials have observed a direct correlation between higher doses of radiation and increased survival rates. However, SBRT dosage is limited due to potential toxicity to surrounding tissues and the need to preserve liver function. Our clinical trial described below evaluated JNJ-1900 (NBTXR3) in patients with liver cancers in need of an alternative treatment, when standard care protocols either could not be used or did not exist. By increasing absorption of the administered SBRT dose within the tumor while seeking to limit additional exposure to surrounding healthy tissues, we believe JNJ-1900 (NBTXR3) has the potential to improve clinical outcomes for this patient population.
Phase 1/2 trial (“Study 103”) - Nanobiotix - NCT02721056
Nanobiotix completed Phase 1 of a Phase 1/2 clinical trial to evaluate the use of JNJ-1900 (NBTXR3) activated by SBRT in liver cancers. The Phase 1 dose escalation part of the study was conducted at six sites in the EU. For this part of the trial 23 patients were recruited and divided in two subgroups: patients with hepatocellular carcinoma (HCC, primary liver cancer), and patients with liver metastases (secondary liver cancer ).
The endpoint of the Phase 1 trial was to determine the safety profile, the recommended dose of JNJ-1900 (NBTXR3) and to assess early signs of anti-tumor activity. In this portion of the trial, patients received a single intratumoral injection of JNJ-1900 (NBTXR3), at increasing dose levels, activated by SBRT.
Final data with respect to the Phase 1 part of Study 103 was presented in October 2020 at the annual meeting of the American Society for Radiation Oncology (ASTRO) and in January 2021 at the annual meeting of the Gastrointestinal Cancers Symposium (ASCO-GI).
Results from the Phase 1 part of Study 103 showed feasibility of injection at each of the five tested dose levels (10%, 15%, 22%, 33%, and 42%) with no leakage to surrounding healthy tissues. One SAE of bile duct stenosis was deemed to be related to JNJ-1900 (NBTXR3) and no dose-limiting toxicities were observed. The RP2D was set at 42%. In 11 patients evaluable for efficacy, early data showed a target lesion objective response rate of 91% in evaluable HCC patients and a target lesion objective response rate of 71% in evaluable patients with liver metastasis. For HCC patients, preliminary results showed that out of 11 evaluable patients, 10 responded at least partially and 5 of the 11 patients (45.5%) reached complete response. Out of the 7 patients evaluated for efficacy in the metastatic setting, 5 patients presented a partial response and 2 patients presented stable disease.

Locally advanced soft tissue sarcoma
Background and opportunity
Soft tissue sarcomas (STS) are rare cancers that develop in different types of soft tissues, including muscles, joint structures, fat, nerves, and blood vessels. Although STS can develop at any anatomic site, it occurs in the extremities (arms and legs) in approximately 60% of cases. The American Cancer Society estimates that in 2026 in the United States, approximately 13,910 patients will be diagnosed with STS, and approximately 5,400 STS patients are expected to die from this cancer. The five-year survival rate for STS patients is estimated at 65%. Median overall survival for patients with advanced, metastatic STS is estimated to be 18–19 months. Radiotherapy followed by surgery is part of the typical treatment regimen for patients with non-metastatic advanced, resectable STS of the extremities in Europe.
Achieving local control of the tumor is critical to improving survival rates and reducing the need for limb amputations. Patients with locally advanced STS are high-risk patients and have few therapeutic options capable of achieving local control. Consequently, innovative treatments to improve cancer cell destruction and the feasibility of surgical resection are needed. RT-activated JNJ-1900 (NBTXR3) is designed to enhance the efficacy of radiation by destroying more tumor cells and thus rendering the tumor more susceptible to surgical resection, thereby improving patient outcomes.
Phase 2/3 trial - Nanobiotix (“ Act.In.Sarc”) - NCT02379845
Following the positive results of our Phase 1 trial, Nanobiotix sponsored a Phase 2/3 trial for EU registration (Study 301), also referred as the Act.In.Sarc trial, to measure the anti-tumor activity of preoperative JNJ-1900 (NBTXR3) activated by radiotherapy, as compared to radiotherapy alone, in patients with locally advanced STS. The Act.In.Sarc trial was conducted at more than 30 sites worldwide, including 23 sites in Europe and 7 sites in the Asia-Pacific region.
The primary endpoint of the Phase 2/3 trial was an increase in the pathological complete response rate (defined as less than 5% of residual viable cancer cells in the tumor) of intratumoral injection of JNJ-1900 (NBTXR3) activated by external beam radiation therapy (EBRT), as compared with EBRT alone. The secondary endpoints were to evaluate the safety profile of radiotherapy-activated JNJ-1900 (NBTXR3) and compare the rate of tumor surgery with R0 margins (meaning no remaining cancer cells could be seen microscopically within a widely accepted margin after resection), the percentage of tumor necrosis/infarction, limb amputation rates and tumor response as measured by RECIST 1.1.
The results were published in 2019 in The Lancet Oncology14. The trial achieved its primary endpoint, with 16.1% of patients in the JNJ-1900 (NBTXR3) arm having a pathological complete response compared to 7.9% of patients in the control arm. The difference was statistically significant, with a p-value of 0.0448.
In addition, in the subgroup of patients with a higher histology grade (i.e., a more aggressive disease), which represented the majority of patients in the trial, pathological complete response was achieved in four times as many patients in the JNJ-1900 (NBTXR3) arm (17.1%) compared to patients in the control arm (3.9%).
Patients in the JNJ-1900 (NBTXR3) arm were more likely to have a pathological response (not limited to a complete pathological response). The proportion of patients with pathological “nearly” complete response (defined as less than 7% of residual viable cancer cells in the tumor) and pathological response with 10% or less of residual viable cancer cells were 24.7% and 34.6%, respectively, in patients in the JNJ-1900 (NBTXR3) arm as compared to 14.8% and 19.8%, respectively, in patients in the control arm.
14 NBTXR3, a first-in-class radioenhancer hafnium oxide nanoparticle, plus radiotherapy versus radiotherapy alone in patients with locally advanced soft-tissue sarcoma (Act.In.Sarc): a multicentre, phase 2–3, randomised, controlled trial. Bonvalot, Sylvie et al. The Lancet Oncology, Volume 20, Issue 8, 1148 - 1159.

The main secondary endpoint of the trial, the rate of tumor surgery with R0 margins, was also met. R0 resection margin was observed in 77% of the patients in the NBTXR3 arm, compared to 64% of patients in the control arm. This difference was statistically significant, with a p-value of 0.0424.
Similar safety profiles were observed in the JNJ-1900 (NBTXR3) arm and the control arm, including the rate of postsurgical wound complications. NBTXR3 did not impair the patients’ ability to receive the planned dose of radiotherapy. In the JNJ-1900 (NBTXR3) arm, 7.9% of patients experienced grade 3-4 acute immune reactions, which were manageable and of short duration. Further, JNJ-1900 (NBTXR3) showed a good local tolerance in patients and did not have any impact on the severity or incidence of radiotherapy-related AEs.
Long-term follow up data for patients enrolled in the Act.In.Sarc study reinforced the favorable benefit-risk ratio of JNJ-1900 (NBTXR3) plus radiotherapy in patients suffering from locally advanced STS of the extremity or trunk wall. This long-term evaluation showed that JNJ-1900 (NBTXR3) did not negatively affect safety or health-related quality of life (HRQoL). During the follow-up period, post-treatment SAEs (regardless of relationship) occurred in 13.5% of the patients in the JNJ-1900 (NBTXR3) arm, compared to 24.4% of patients in the control arm. During the follow-up period, there was an improvement in scores across several instruments used for measuring health-related quality of life.

Competition
The development of treatments for cancer is subject to rapid technological change. Many companies, academic research institutions, governmental agencies, and public and private research institutions are pursuing the development of medicinal products, devices, and other therapies that target the same conditions that we are targeting, including in some cases in the same patient populations that we are targeting.
Approximately 60% of all cancer patients undergo radiotherapy at some point during their course of treatment15. Current research in radiotherapy focuses primarily on (1) methods to increase sensitivity of tumors to radiation and (2) methods to protect healthy tissues from radiation. In addition, many researchers believe that radiotherapy can enhance the body’s immune response, thereby making a previously unsusceptible tumor susceptible to treatment.
Companies that are developing treatments to increase sensitivities of tumors to radiation and other sources of energy include, but are not limited to, MagForce AG, NH TherAguix, Nanospectra Biosciences, Inc., RiMO Therapeutics and Coordination Pharmaceuticals, Inc. Similar to us, these companies are developing various technologies that involve the delivery of a substance to a tumor that works to destroy the tumor cells without causing additional damage to surrounding healthy tissues. Any product candidates that we or they develop and commercialize may compete with existing therapies, as well as new therapies that may become available in the future, including therapies with a mode of action similar to that of JNJ-1900 (NBTXR3).
Many of our competitors, either alone or in collaboration with their partners, may have significantly greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing, and marketing than we, or our partners, do, enabling accelerated development or commercialization of their product candidates. Future collaborations and mergers and acquisitions may result in further resource concentration among a smaller number of competitors. These competitors also compete with us in recruiting and retaining qualified research and development and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with more established companies.
The key competitive factors affecting the success of JNJ-1900 (NBTXR3) and any other product candidates that we develop, if approved, are likely to include efficacy, safety, convenience, price, and the availability of reimbursement from government and other third-party payors. We must also protect our proprietary technology used in the development of our product candidates. Our commercial opportunity could be reduced if our competitors develop and commercialize products that are more effective or demonstrate a more favorable safety profile than any products that we may develop. Our competitors may also successfully complete applicable pre-marketing regulatory requirements for their products more rapidly than we do.
Commercialization
We have not developed commercial infrastructure in either the United States or the EU. Furthermore, in July 2023 we entered into the Janssen Agreement which includes the exclusive right for J&J to commercialize worldwide JNJ-1900 (NBTXR3).
The Curadigm Platform
15 Morris ZS, Harari PM. Interaction of radiation therapy with molecular targeted agents. J Clin Oncol. 2014 Sep 10;32(26):2886-93. doi: 10.1200/JCO.2014.55.1366. Epub 2014 Aug 11. PMID: 25113770; PMCID: PMC4152717.
INTERNATIONAL ATOMIC ENERGY AGENCY, Radiotherapy in Cancer Care: Facing the Global Challenge, Non-serial Publications , IAEA, Vienna (2017)

Beyond JNJ-1900 (NBTXR3), Nanobiotix is also evaluating several additional potential development programs in nanomedicine. In July 2019, the Curadigm Platform was formed with the mission of leveraging Nanobiotix’s expertise and know-how beyond oncology to expand treatment benefits across multiple therapeutic classes by increasing drug bioavailability while decreasing unintended off-target effects, specifically liver toxicity.
For most therapeutics today, only a small portion of the medicine administered is effective. After injection, the dose moves through a patient’s circulatory system within the blood. While a small portion reaches the targeted tissue, the remainder is either cleared from the body or accumulates—potentially with toxic effect—in organs such as the liver or spleen.
Leveraging our deep expertise in nanotechnology, the Curadigm Nanoprimer is designed to address this specific universal challenges in modern medicine—the effective hepatic clearance bypass of innovative therapeutic agents that are administered intravenously (“IV”) such as RNA- or peptide- based therapeutic vaccines, small molecule-loaded liposomes and oncolytic viruses. Built from precisely engineered lipid-based nanoparticles, the Nanoprimer is intended to transiently occupy liver pathways responsible for therapeutic clearance. By doing so, the Nanoprimer enables a greater fraction of subsequently administered therapeutic agents to reach their intended target tissues, potentially improving efficacy or reducing liver-related toxicity.
We believe that the Curadigm technology could have broad implications across the healthcare system by increasing the efficacy of therapeutics at their current dose or lowering the necessary dose in order to decrease toxicity and cost, while preserving the same efficacy, thus allowing for novel therapeutic approaches. We expect the Curadigm Nanoprimer platform to function as a significant driver of long-term growth for the Company, with plans for proprietary internal development of a suite of Nanoprimer products.
In vivo pre-clinical data evaluating the Nanoprimer in combination with therapeutic vaccines were presented at the 2025 Partnership Opportunities in Drug Delivery conference (PODD). We believe these data establish a new potential pathway for IV-administered therapeutic vaccines in several therapeutic areas including oncology. The findings will serve as the foundation for the Company’s initial proprietary pipeline of Nanoprimer products. In connection with this data, we filed four new patent applications to cover the Curadigm platform and several potential product applications. Taken together with the intellectual property protections already in place, these filings aim to support the further exploration of the Curadigm platform as a hub for external collaboration as well as the creation of an initial proprietary pipeline.
In parallel with establishment of its internal proprietary pipeline, Nanobiotix is actively pursuing collaboration pathways and currently has numerous material transfer agreements in place with biotechnology and pharmaceutical partners who are conducting exploratory evaluations of Nanoprimer combinations.

The Oocuity Platform
Nanobiotix continues to progress work on its neurology platform, in which the use of nanoparticles of different materials is being explored for the treatment of certain neurological diseases. The research is based on the principle that nanoparticle materials can interact with and influence neuronal networks via their electrical properties. Thus, nanoparticles may be able to modulate malfunctioning neuronal networks, bringing the neuronal activity towards a “normal” state. In particular, the reduction of neuronal hyperexcitability associated with neuropathic pain is being investigated in in vitro studies with a number of nanoparticle candidates.

Manufacturing
We sub-contract the production of our assets to high-precision manufacturing partners. Our contracts with these contract manufacturing organizations generally provide that the manufacturing partner may not transfer its rights or sub-contract any of the services covered. The manufacturing partners are required to perform their obligations in accordance with international professional standards, including the Good Manufacturing Practices (GMP) guidelines issued by the International Council for Harmonization.
In November 2017, we opened a facility to expand our manufacturing capabilities and increase production capacity of JNJ-1900 (NBTXR3) for our clinical trial needs. This facility is located in the Villejuif BioPark, a scientific research and innovation center just outside of Paris, France.
In 2024, based on the exclusive license agreement executed with Janssen Pharmaceutica NV, the latter began replication of Nanobiotix manufacturing processes to equip J&J to produce JNJ-1900 (NBTXR3). This replication is designed to provide sufficient production capacity for current and anticipated clinical development activities, and, if approved, to support future commercial manufacturing.
In parallel, the production activities at Nanobiotix facilities remain ongoing.

In 2025, we also announced that Chemistry, Manufacturing, and Controls (CMC) activities for our Curadigm platform were launched to support both internal pipeline and external collaborations.
Intellectual Property
We are innovators in physics-based nanotechnology for patients with cancer and other major diseases. We rely on a combination of patent, trademark, copyright, and trade secret laws in the United States and other jurisdictions to protect our intellectual property rights. No single patent or trademark is material to our business as a whole.
We seek to protect and enhance our proprietary technology, product candidates, inventions, and improvements that are commercially important to the development of our business by seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. We will also seek to rely on regulatory protection afforded through orphan drug designation, data exclusivity, market exclusivity, and patent term extensions where available.
To achieve this objective, we maintain a strategic focus on identifying and licensing key patents that provide protection and serve as an optimal platform to enhance our intellectual property and technology base. Our technologies and product candidates are protected by more than 500 issued or pending patents and patent applications in over 30 patent families across the world. We hold key patents and patent applications with respect to the concepts, products, and uses of nanoparticles activated by ionizing radiation through JNJ-1900 (NBTXR3) technology and for new applications in nanomedicine.
Summarized below are our material patents and patent applications in our own name:

Technology	Number of patent families	Projected expiration date for each patent family	Countries in which patents are issued
NanoXray Technology(1)	15

Technology	Number of patent families	Projected expiration date for each patent family	Countries in which patents are issued
		2031	United States (continuation (2))
	†	2029	Australia, Brazil, Canada, China, Algeria, Eurasia (9 countries), Europe (parent + divisional, 34 countries each), Indonesia, Israel, India, Japan, South Korea, Morocco, Mexico, New Zealand, South Africa, Macau, Hong Kong, Singapore **
		2031	United States *
		2030	Canada, China, Europe (5 countries and 5 countries in divisional), Israel, India, Japan, Mexico, United States (parent + divisional), Hong Kong, Thailand **
		2032	Europe (6 countries), Japan
		2035	United States
		2032	Australia, Canada, China, Eurasia (1 country), Europe (10 countries), Israel, India, Japan, South Korea, Mexico, New Zealand, Singapore,Thailand, Ukraine, South Africa **
		2035	United States
	††	2034	Australia, Canada (parent and divisional), China, Europe (36 countries), Indonesia, Japan, Mexico, New Zealand (parent + divisional), Israel, Ukraine, United States (parent + divisional 1 & 2), Eurasia (1 country), Hong Kong, South Africa, Singapore, South Korea (parent + divisional) **
		2034	Canada, China, Europe (9 countries), India, Israel, Japan, Mexico, Singapore, Hong Kong, South Korea **
		2034	Japan, United States, Europe (validated in 7 countries)
		2034	United States, Japan **
	†††	2036	Canada, Indonesia, Israel, India, Japan (divisional), Australia (parent and divisional), Mexico, S. Korea, United States, Taiwan, Ukraine, Eurasia (3 countries), New Zealand (parent & divisional) , Singapore, South Africa**
		2041	**
		2041	**
		2041	**
		2043	**
		2045	**

Technology	Number of patent families	Projected expiration date for each patent family	Countries in which patents are issued
Other Technologies	15
		2034	Australia, Canada, Eurasia (1 country), Israel, India, Indonesia, Mexico, South Korea, Japan, New Zealand, Ukraine, United States (divisional), Singapore, South Africa, **
		2035	United States
		2035	Europe (23 countries), Japan
		2036	United States (divisional)
		2035	Japan, Europe (validated in 23 countries), United States (parent), **,
		2034	United States (divisional)
		2035	Europe (validated in 23 countries) Japan, United States (parent), **
		2035	Australia, Brazil, Canada, Eurasia (1 country) Europe (23 countries), Hong Kong, India, Japan, Mexico, New Zealand (parent + divisional), S. Korea, Ukraine, United States, Singapore, Israel (parent + divisional), **,
		2037	Australia, Israel, India,Indonesia, Japan, New Zealand, United States (parent and divisional), S. Korea (parent + divisional), Mexico, Singapore, South Africa **
		2037	Israel (parent + divisional), Mexico, Singapore **
		2038	Unites States
		2037	Indonesia, Israel, India, Mexico, Singapore, Ukraine, **
		2038	United States
		2038	Australia, Israel, Europe (14 countries) Hong Kong, Japan (parent + divisional), Mexico, Russia, S. Korea, South Africa, Ukraine **
		2039	Unites States
		2038	Australia, Europe (14 countries), Hong Kong, Israel, Japan (parent + divisional), S. Korea, Ukraine, Mexico, Russia,South Africa, **
		2037	Unites States
		2043	**
		2045	**
		2045	**
		2045	**
		2045	**
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
.
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
In addition to patent protection, we have trademark protection in many countries for our “Nanobiotix” name and Nanobiotix logo. We own over 300 trademark registrations and applications related to our products, product candidates, processes, and technology worldwide. Trademark registrations are generally granted for a period of ten years and are renewable. We anticipate that we will apply for additional patents and trademark registrations in the future as we develop new products, product candidates, processes, and technologies.
We also rely on trade secrets to develop and maintain our proprietary position and protect aspects of our business that are not amenable to, or that we do not consider appropriate for patent protection. We seek to protect our proprietary technologies, in part, through confidentiality agreements with our employees, consultants, scientific advisors, contractors, and others with access to our proprietary information. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors.
Our main licensing relationships

Janssen Agreement and Asia Licensing Agreement
In July 2023, we entered into the Janssen Agreement, a worldwide agreement for the co-development and commercialization of NBTXR3, excluding the Asia Licensing Territory. In December 2023, the exclusive rights to develop and commercialize NBTXR3 in the Asia Licensing Territory were novated by LianBio to Janssen, in accordance with the terms of the Asia Licensing Agreement. Accordingly, (i) pursuant to the terms of the Janssen Agreement, Janssen has been granted worldwide development and commercialization rights for NBTXR3, excluding the Asia Licensing Territory, and (ii) following the December 22, 2023 assignment of the Asia Licensing Agreement to Janssen from LianBio, Janssen holds the development and commercialization rights provided for under the Asia Licensing Agreement for NBTXR3 in the Asia Licensing Territory.
Janssen Agreement
Under the Janssen Agreement, the Company granted Janssen an exclusive royalty-bearing license for the development, manufacturing, commercialization and other exploitation of the investigational, potential first-in-class nanoradioenhancer NBTXR3 and any product that contains NBTXR3 as an active ingredient. The Janssen Agreement covers all uses of NBTXR3, including diagnostic, prophylactic and therapeutic uses, on a worldwide basis, excluding Asia Licensing Territory (the “Janssen Agreement Territory”). Subject to certain conditions, the Janssen Agreement grants Janssen the right to grant sublicenses to its affiliates and/or third-parties through multiple tiers.

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

Exploitation outside the Janssen Territory
In December 2023, the exclusive rights to develop and commercialize NBTXR3 in the Asia Licensing Territory were novated by LianBio to Janssen. Accordingly, (i) pursuant to the terms of the Janssen Agreement, Janssen has been granted worldwide development and commercialization rights for NBTXR3, excluding the Asia Licensing Territory, and (ii) following the assignment of the Asia Licensing Agreement to Janssen from LianBio only for the period from December 22, 2023 thereafter, Janssen holds the development and commercialization rights provided for under the Asia Licensing Agreement for NBTXR3 in the Asia Licensing Territory, including corresponding obligations as further described in the section “Asia Licensing Agreement” below.
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
Pursuant to the Janssen AAA, all agreements entered into by the Company and each vendor related to the support or implementation of the NANORAY-312 clinical trial and listed in the Janssen AAA were assigned to JJEI as of the Effective Date, including all rights, title and interest.
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

Amendment No. 1 to the Janssen Agreement

The amendment to the Janssen Agreement (“Amendment n°1 to the Janssen Agreement”) executed by and between Nanobiotix and Janssen on March 17, 2025 removes Nanobiotix’s funding obligation for NANORAY-312 and releases Janssen from a portion of select future potential milestone payments. Janssen will assume nearly all remaining costs for the ongoing pivotal Phase 3 trial through completion, less a small portion of costs that will remain covered by Nanobiotix. The overall deal value of the Janssen Agreement is adjusted from approximately $2.7 billion to approximately $2.6 billion in potential development, regulatory, and sales milestones.

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
The Janssen Agreement and the Asia Licensing Agreement streamline the global alliance for co-development and registration of the nanoradioenhancer with Nanobiotix. The Asia Licensing Agreement includes all previously agreed upon economic terms between Nanobiotix and LianBio, including the Nanobiotix’s entitlement to receive up to an aggregate $150 million in potential contingent development and commercialization milestone payments (in addition to $20 million already paid to Nanobiotix by LianBio and after giving effect to Amendment No. 1 to the Janssen Agreement)) along with tiered, low double-digit royalties based on net sales of NBTXR3 in the Asia Licensing Territory.
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
Janssen has undertaken to conduct and ensure that all of its affiliates, sublicensees and subcontractors conduct their business under the Asia Licensing Agreement in accordance with applicable laws and to the extent applicable with respect to certain development activities, FDA and EU requirements.
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
PharmaEngine remains eligible to receive a final payment of $5 million upon a second regulatory approval of an NBTXR3-containing product in any jurisdiction of the world for any indication. PharmaEngine is entitled to receive from the Company a low-single digit percentage tiered royalty based on net sales of NBTXR3 in the Asia-Pacific region for a 10-year period commencing on the corresponding first date of sales in the region. As of December 31, 2025, such triggering events have not occurred.
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

Our research agreements
We have established strategic collaborations with a number of hospitals, clinics, and cancer treatment centers in France and abroad. These agreements provide that we may negotiate certain commercial rights with such collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration.
Under the preclinical research agreements for these collaborations, we retain exclusive ownership over any inventions made solely by us. Any invention made solely by a research institution would be owned by the relevant research institution but would be subject to option to obtain an exclusive license, which would be free for research purposes and royalty-bearing for commercial activities. Inventions made jointly by us and a research institution would be jointly owned. As of December 31, 2025, no inventions under these programs have been made solely by a research institution or jointly by us and a research institution.
We have entered into an agreement with Institute Gustave Roussy, one of the world’s leading cancer-research institutes and the largest cancer center in France, for radiobiology research and development of JNJ-1900 (NBTXR3). Pursuant to the agreement, we conduct studies at Institute Gustave Roussy’s radiobiology lab to evaluate the antitumor activity of nanoparticles activated by ionizing radiation. We maintain all rights to the products of our studies; however, Institute Gustave Roussy may use the results without charge solely for the purposes of its own academic research.
We have also partnered with The University of Texas MD Anderson Cancer Center in Houston, Texas, to conduct immunotherapeutic preclinical research in lung cancer, combining JNJ-1900 (NBTXR3) and immune checkpoint inhibitors. This research collaboration is distinct from our clinical trial collaboration with MD Anderson and is intended to enable us to generate preclinical data using JNJ-1900 (NBTXR3) activated by radiotherapy plus anti-PD-1 nivolumab (murine version of Opdivo) or other immune checkpoint inhibitors, such as anti-CTLA-4, anti-TIGIT and anti-LAG3.

Government regulation, product approval and certification

JNJ-1900 (NBTXR3) and any other therapeutic candidates that we develop must be approved by any relevant health authorities in the relevant country before they may be legally marketed in such country. JNJ-1900 (NBTXR3) is currently developed worldwide as a Medicinal Product/Drug except in Philippines (where a product status reclassification’s process from Medical Device to Medicinal product/Drug is ongoing).

Drug development overview
Before testing any compounds with potential therapeutic value in humans, the candidate goes through a preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the candidate. The conduct of the preclinical tests must comply with local regulations and requirements including GLPs. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol to applicable regulatory bodies to request authorization to commence clinical trials.
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
•Phase 2. The product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases or conditions and to determine dosage tolerance, optimal dosage and dosing schedule.
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

JNJ-1900 (NBTXR3) history in the EU
Based on the understanding of the mechanism of action at the beginning of the development of the product and according to the European definitions of a Medicinal product/Drug and Medical Device, the clinical development of JNJ-1900 (NBTXR3) was initiated and conducted in accordance with the principles of International Council for Harmonisation guidelines on Good Clinical Practice (ICH GCP), ISO 14155 and applicable Medical Device regulatory requirements.
Nanobiotix obtained a CE-mark as a Medical Device from the notified body GMED dated 02 Apr 2019 for the indication “Preoperative treatment of patients with locally advanced soft tissue sarcoma of the extremity, girdles and trunk wall, who have indication for radiation therapy”, however the product has not been marketed in any country worldwide.
In August 2023, Janssen Pharmaceutica NV, entered into a worldwide licensing agreement with Nanobiotix S.A. for the development and commercialization of JNJ-1900 (NBTXR3).
In June 2024, and based on new understanding of the product, the Applicant sought Scientific advice from the European Medicines Agency on the mechanism of action. EMA agreed that the principal intended action is achieved through pharmacological, metabolic, and immunological means, which supports a Medicinal Product/Drug designation. Therefore, a new submission for the on-going Nanoray-312 study under EU-CTR was filed to EU Health Authorities to reclassify JNJ-1900 (NBTXR3) under the medicinal product regulatory framework and to transfer sponsorship of this study to Johnson & Johnson Enterprise Innovation (JJEI) in Europe. The final approval of the Clinical Trial Application for NANORAY-312 study was received in July 2025.

JNJ-1900 (NBTXR3) has also been reclassified Worldwide from Medical Device to Medicinal product/Drug worldwide, except in Philippines where reclassification process is ongoing. This regulatory harmonization aligns JNJ-1900’s regulatory status in Europe and other key markets with the classification in place in the United States.
Medicinal product/Drug Regulation in the EU

EU Development Process
On January 31, 2022, the European Clinical Trials Regulation (EU CTR, Regulation (EU) No 536/2014) came into effect, replacing the previous Clinical Trials Directive 2001/20/EC and related national laws in EU Member States. The EU CTR now provides a unified regulatory framework for clinical trials across the European Union.
The EU CTR harmonises the processes for assessment and supervision of clinical trials throughout the EU. The evaluation, authorisation and supervision of clinical trials are the responsibilities of EU Member States and European Economic Area (EEA) countries. Prior to this Regulation, clinical trial sponsors had to submit clinical trial applications separately to relevant national competent authorities and ethics committees in each country to gain regulatory approval to run a clinical trial. The Regulation enables sponsors to submit one online application via a single online platform known as the Clinical Trials Information System (CTIS) for approval to run a clinical trial in several European countries, making it more efficient to carry out such multinational trials. The Regulation also makes it more efficient for EU Member States to evaluate and authorise such applications together, via the CTIS.
Any clinical trial must comply with all relevant legal, ethical and regulatory requirements. Clinical trials must take into account scientific principles underlying the collection of clinical data and be conducted in accordance with the principles of good clinical practice. This means that, for example, all research participants must have provided their prior informed consent for participation in any clinical trial.
During a clinical trial, the EU CTR requires notifications of key milestones and annual safety reports to be submitted. The EU CTR has also introduced a new approach for amendments, termed substantial modifications (SM), and the addition of Member State Concerned (MSC). All lifecycle submissions must be made via the CTIS portal.
Increasing transparency is central in the EU CTR, The general principles for disclosure of clinical trial information under the EU CTR are as follows:
– Only applications on which a decision has been reached by the MSC will be made public.
– All submitted data and many documents in CTIS will be made public, with few exceptions (e.g., the Quality Investigational Medicinal Product Dossier [Q-IMPD]).
Several documents included in clinical trial applications contain confidential information. This information may include personal protected data (PPD) and/or commercially confidential information (CCI). To protect such information, sponsors have the option to request a deferral of publication within the clinical trial application. With such a request, sponsors have the option to defer the timing of the publication of some specific data and documents. MSC will evaluate the deferral proposal made by the sponsor, as applicable. Disclosure rules and maximum timelines to defer the publication of data and documents will depend on the clinical trial development phase.

Marketing, Advertising and Transparency
In EU, the Directive 2001/83/EC of the European Parliament and of the Council of 6 November 2001 on the Community code relating to medicinal products for human use has brought together all the existing provisions in force on the sale, production, labelling, classification, distribution and advertising of medicinal products for human use in the EU.
The directive highlights that:
–All medicines offered for sale in the EU must have prior authorisation from either a national authority or the European Medicines Agency.
–To receive the authorisation, manufacturers must provide a range of detailed therapeutic information about the product, including any possible side-effects.
–National authorities should make every effort to complete the authorisation procedure within 210 days from the submission of a valid application. Authorisation is valid for 5 years and is renewable.
–A mutual recognition procedure exists to enable medicines already authorised in 1 EU country to be sold in another.
–The legislation sets out in detail the information, such as storage precautions, expiry date and batch number, which must be given on the outer packaging.
–Medicines are classified according to whether they require a medical prescription or not.

–Strict controls are laid down for advertising medical products to the general public. The information must be presented objectively, not exaggerate an item’s properties and not be misleading.
–National pharmacovigilance systems are in place to collect information, particularly on adverse reactions in human beings, potentially useful for monitoring medicinal products.
–Specific provisions apply to homeopathic products*. These may be subject to a simplified registration procedure if they are taken orally or applied externally.
–The legislation does not apply to whole blood, plasma or certain medicinal products, such as those prepared in a pharmacy or used for research and development.
–The European Commission has also issued guidelines for good practices in the manufacture and distribution of medicinal products.
In Europe, a Medicinal product/Drug is authorised on the basis that, its benefit-risk balance is considered to be positive at that time for a specified target population within its approved indication(s).
There are two ways of obtaining a Marketing authorization:
- Centralised authorization procedure, via the European Commission after evaluation by EMA, which results in a single marketing authorisation throughout the EU;.
- National marketing authorization procedures, where individual EU Member States authorize medicines for use in their own territory through 3 possible procedures: National authorization, Mutual-recognition procedure (MRP) or Decentralised procedure (DCP).
JNJ-1900 (NBTXR3) being a Medicinal product developed in Oncology, the registration pathway will be centralized in line with Regulation (EC) 726/2004.
Companies should inform the Agency in writing approximately 7 months in advance of their intended submission date. About the same time, a pre-submission meeting with the Agency's product team may be requested.
Upon submission of a valid application, the evaluation takes up to 210 days, at the end of which the Committee for Medicinal Products for Human Use (CHMP) must issue a scientific opinion on whether the medicine may be authorised or not. This opinion is then transmitted to the European Commission, which has the ultimate authority for granting the marketing authorisation within 67 days after receipt of the CHMP opinion.
Good Vigilance practices
Once placed on the European Economic Area (EEA) market, Medicinal product/Drug are subject to pharmacovigilance requirements.
Pharmacovigilance has been defined by the World Health Organization (WHO) as the science and activities relating to the detection, assessment, understanding and prevention of adverse effects or any other medicine-related problem.
In line with this general definition, underlying objectives of the applicable EU legislation for pharmacovigilance are:
• Preventing harm from adverse reactions in humans arising from the use of authorised medicinal products within or outside the terms of marketing authorisation or from occupational exposure; and
• Promoting the safe and effective use of medicinal products, in particular through providing timely information about the safety of medicinal products to patients, healthcare professionals and the public.
Pharmacovigilance is therefore an activity contributing to the protection of patients’ and public health.
Amended legislation for pharmacovigilance applies in the European Union (EU) since July 2012. To support its implementation, a set of guidelines for the conduct of pharmacovigilance in the EU (GVP) was developed which replaced the previous set in Volume 9A of the Rules Governing Medicinal Products in the EU (in line with Regulation (EU) 1235/2010 and Directive 2010/84/EU).
GVP modules I to XVI cover major pharmacovigilance processes and the development of this set of guidance is concluded.

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
Regulation in Asia

People’s Republic of China
A market approval is required for JNJ-1900 (NBTXR3) development and commercialization. Extensive data derived from preclinical laboratory tests and studies meeting the requirements of Chinese law are required to support the granting of approval by the National Medical Product Administration (NMPA) for a new drug product to proceed with clinical trials. If clinical trials sufficiently establish that the product is safe and effective, the NMPA will issue approval for the product to be marketed. Similar to the United States and the EU, the process for obtaining such marketing approval is lengthy, although the Chinese government has recently made efforts to reduce the time required and to streamline the process. After obtaining marketing approval, the marketing approval holder must conduct post-marketing approval studies to closely monitor the use of the product for purposes of reporting its demonstrated safety and efficacy to the NMPA. Further, the marketing approval holder must closely monitor any adverse events or product quality issues, and disclose any such events or issues to the NMPA, as well as potentially to other government agencies and the public. An overseas entity must appoint a domestic agent in assisting it to apply for market approval in China, and the approval holder and its domestic agent will be jointly liable for the aforementioned obligations.

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

The following chart shows our organizational structure as of December 31, 2025:

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
Our approximately 1,195 square meter manufacturing facility is located in the Villejuif BioPark, a scientific research and innovation center just outside of Paris, France. The lease for the facility, which began on July 1, 2017 and was renewed in 2021, has a term of 9 years, ending June 30, 2030. The facility, which we opened in November 2017, expanded our potential production capacity with the aim to produce JNJ1900 (NBTXR3) for our current and contemplated clinical trials.
The Company owns equipment for its research, development and manufacturing activities. This equipment was valued at €498 thousand (after depreciation) as of December 31, 2025 compared to €547 thousand at December 31, 2024.
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
Payments due per period at December 31, 2025

(in thousands of Euros)	Payments due per period
	At 1 year the most	At more than 1 year and up to 5 years	Over 5 years	Total
Simple leases	1,064	2,004	—	3,068

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

Financial Overview
The following selected statement of consolidated operations data for the years ended December 31, 2025, 2024, and 2023 and the selected statement of consolidated financial position data as of December 31, 2025 and 2024 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB.
The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes beginning on page F-1 of this Annual Report.
Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	For the year ended December 31,
(in thousands of Euros)	2025	2024	2023
Statement of consolidated operations data:
Total revenues and other income	32,593	(7,191)	36,207
Operating income (loss)	(10,818)	(68,392)	(26,779)
Net loss for the period	(23,961)	(68,132)	(39,700)

	As of December 31,
(in thousands of Euros)	2025	2024	2023
Statement of consolidated financial position data:
Cash and cash equivalents	52,750	49,737	75,283
Total assets	67,760	67,418	93,897
Total shareholders’ equity	(84,483)	(65,704)	(1,843)
Total non-current liabilities	94,735	74,187	45,866
Total current liabilities	57,507	58,935	49,873

Operation Overview
We are a late-stage clinical biotechnology company focused on re-inventing medicine by building new therapies atom by atom, developing widely applicable, first-in-class, physics-based nanotherapeutics to transform treatment outcomes and expand life for millions of patients. The physics-based nanotherapeutics we create are potentially universally applicable across patient populations, rather than targeted to impact a specific biological pathway in a particular patient. The objective of this physics-based approach is to allow our nanoparticles to be combined with other drugs or therapeutic modalities and to integrate seamlessly into clinical practice without adding burden for the patient, healthcare provider, or healthcare system.
We have three platforms that each seek to bring the benefits of nanotechnology to human medical problems:
•Nanoradioenhancer platform: Designed to increase the tumor-killing effect of radiotherapy without increasing the dose in surrounding healthy tissues;
•Nanoprimer platform: Designed to unleash the potential of innovative systemic therapeutic classes by enabling effective extrahepatic delivery;
•Neurological disease platform: Designed to overcome the symptoms of debilitating neurological conditions by re-wiring the brain.
JNJ-1900 (NBTXR3)’s characteristics have lead to investigation of its potential use in several tumor types that include: head and neck, lung, pancreatic, esophageal, liver, prostate, soft tissue sarcoma and rectal cancers. Positive signals of clinical activity and favorable safety have been observed in all of these tumor types and most significantly (through the date of this Annual Report) in a randomized Phase 2/3 for patients with soft tissue sarcoma.
The clinical pipeline is prioritizing head and neck cancer in elderly patients who are ineligible for standard of care cisplatin-based chemotherapy through the ongoing global randomized Phase 3 NANORAY-312 study that is sponsored by J&J Enterprise Innovation. In parallel, as part of the global licensing agreement, J&J has expanded evaluation of JNJ-1900 (NBTXR3) in head and neck cancer through the launch of the Phase 1b LUMIRAY study that investigates the product candidate for patients with head and neck cancer who are eligible for cisplatin; and added non-small cell lung cancer, the largest subtype of lung cancers, as an area of focus through the launch of the randomized Phase 2 CONVERGE study that investigates the product candidate for patients with inoperable Stage 3 lung cancer.
Nanobiotix continues to evaluate the potential of JNJ-1900 (NBTXR3) to improve systemic control of recurrent and metastatic cancers in combination with immunotherapies through a Phase 1/2 study investigating the product candidate for patients who are naive or resistant to anti-PD-1 immune checkpoint inhibitors. Through our strategic collaboration, MD Anderson is also investigating JNJ-1900 (NBTXR3)’s use in several other indications including NSCLC in patients amenable to re-irradiation, esophageal cancer, and pancreatic cancer.

Finance Overview
As of December 31, 2025, we had cash and cash equivalents of €52.8 million. See “—Liquidity and Capital Resources” below for additional information.
For the year ended December 31, 2025, we recognized €29.6 million revenue, of which included a one-time positive impact amounting to €21.8 million directly attributable to the contract modification impact of the amendment to the Janssen Agreement that occurred during the first half of 2025 further to the amendment letter executed in March 2025 with Janssen. This amendment did not impact the scope of the Company's performance obligations but increased the remaining transaction price of the Global License Agreement with Janssen, as it partially removes Nanobiotix’s funding obligation for NANORAY-312 and releases Janssen from select future milestone payments. The Revenues in 2025 also included €7.0 million of ‘Other Sales’ corresponding to clinical product supplies sold to Janssen as well as other ‘Services’ related to technology transfer and technical assistance €0.9 million. As of December 31, 2025, we also recognized €3.0 million of Other income, of which Research Tax Credit for €2.8 million.

For the year ended December 31, 2024, we recognized negative €7.2 million revenue which directly resulted from the transfer of the global sponsorship of the NANORAY-312 study to Janssen, while the Company remained liable for the overall costs of the study as of December 31, 2024.
Further to the application of IFRS15 revenue recognition standards application, a one-time negative impact amounting to €19.3 million has been recorded as a contract modification, resulting from non-cash accounting entries, thus without any impact on the Company’s cash position.
This one-time negative impact is partially offset by Other Revenues recognized in 2024 that positively impact Nanobiotix cash position including Sales of Clinical Products and services to Janssen for €7.7 million. As of December 31, 2024, we also recognized €4.4 million of Other income, of which Research Tax Credit for €3.3 million.
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
We have not generated significant revenues through the date of this Annal Report from product sales, milestones or royalties, and we do not expect to generate significant revenues from product sales or royalties unless and until our product candidates are approved for marketing and are successfully commercialized. Historically, we have financed our operations and growth through issuances of new shares, refunds of research tax credits, conditional advances and grants awarded by governmental agencies, and cash inflows resulting from upfront license fees, a development milestone and clinical products and services revenues further to our 2023 partnership agreement with Janssen, as well as bank loans and our 2025 royalty financing transaction with HCRx.
From our inception in 2003 through December 31, 2025, we have received approximately €425.7 million in financing in the form of external fundraising, loans, royalty financing and repayable advances. See ‘‘—Liquidity and Capital Resources’’ below for additional information.
Since our inception, we have recorded operating losses every year, due primarily to research and development expenses incurred in connection with our efforts to advance our development program for JNJ-1900 (NBTXR3). Our net losses were €24.0 million, €68.1 million and €39.7million for the years ended December 31, 2025, 2024, and 2023, respectively. Our net losses may fluctuate significantly from year to year, depending on the timing of our clinical trials, our partnerships and licensing related revenue and income, and our expenditures on other research and development activities.
Pursuant to the amendment to the Janssen Agreement signed as of March 17, 2025, we anticipate that our expenses will remain stable in the near future, due to a reduced financial obligation for the NANORAY-312 study.

However, we expect our operating expenses will continue to be significant in the foreseeable future as we continue to conduct our clinical trials and to initiate future developments:
•advance our ongoing clinical trial of JNJ-1900 (NBTXR3) with Study 1100;
•initiate, conduct, or fund additional clinical trials of JNJ-1900 (NBTXR3), including those with MD Anderson;
•continue the research and development of other product candidates , including the advancement of our Curadigm and Oocuity platforms;
•maintain our manufacturing capabilities to support the launch of additional products;
•maintain, expand and protect our intellectual property portfolio; and
•add operational, financial and management information systems and personnel, including personnel to support our products development and current and future collaborations.
Until such time that we can generate substantial revenue from milestones and royalty income, we expect to finance these expenses and our operating activities through our existing cash balance and through the payment of the second installment of the Royalty deal to be received in December 2026, provided the corresponding conditions are met. If we are unable to generate revenue from milestones and royalty income in accordance with our expected timeframes and in the amounts we expect, or if we otherwise need additional capital to fund our operating activities, we will need to raise additional funding through non-dilutive financing such as royalty financing, through debt financings, through collaborations or partnerships with other companies, subsidies or grants or the issuance of shares or other equity instruments. We may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to secure adequate funding could cause us to cease operations, in part or in full.
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

We operate in a single operating segment for accounting purposes. The audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”), as well as interpretations issued by the IFRS Interpretations Committee (“IFRS-IC”) and the Standard Interpretations Committee (the “SIC”), which application is mandatory as of January 1, 2025. The audited consolidated financial statements are also compliant with IFRS as adopted by the EU.

Financial Operations Overview

Revenues and Other Income
For the year-ended December 31, 2025, the Company recognized €29.6 million of revenues and €3.0 million of other income for a total ‘Revenue and Other Income’ of €32.6 million.
Revenues
Our €29.6 million of Revenues for the year ended December 31, 2025 primary consisted of (i) a one-time revenue recognition positive impact of €21.8 million directly attributable to the contract modification impact that occurred during the first half of 2025 and €0.9 million other ‘Services’ revenue linked to technology transfer and technical assistance recharge to Janssen; (ii) Other Sales for €7.0 million related to clinical product supplies to Janssen.

On October 28, 2024, we signed the Janssen AAA which transferred the global sponsorship of NANORAY-312 study to JJEI, which led to a significant one-off accounting impact (further to a global contract modification under IFRS15 generating a negative non-cash catch-up of €23.4 million) and the recognition of net negative revenue amounting to €11.6 million in 2024. In accordance with the conditions of the transfer of global sponsorship agreed, Janssen has progressively taken over from the Company the operational conduct and execution responsibility of the study, on a country by country basis, starting November 2024, with the objective to complete the transfer of sponsorship as soon as possible. We have continued to support the execution of NANORAY-312 during and after the sponsorship transition.
In March 2025, Janssen and the Company executed an amendment to the License Agreement which is transferring almost all of the financial responsibility for NANORAY-312 from the Company to Janssen, less a small portion of costs that will remain covered by the Company. Selected and limited future milestone obligations previously owed by Janssen to Nanobiotix were reduced in consideration of this amendment, while facilitating the Company’s path to sustainable cash flow through significant potential milestone payments over the next few years.
Total expected payments under the agreement related to the Janssen Agreement is adjusted from approximately $2.7 billion to approximately $2.6 billion:
•Revisions to potential future milestone payments in the amendment total $105 million while maintaining eligibility to hundreds of millions potential milestone payments related to the first two programs (cisplatin-ineligible head and neck cancer and stage 3 unresectable lung cancer) in the next 2-3 years ,
•Beyond the hundreds of millions of potential milestone payments in the next 2-3 years for the first two programs to the extent JNJ-1900 (NBTXR3) will hit the related milestone events, the remainder of the $2.6 billion is related to medium-to-long-term potential development, regulatory, and sales milestones for the first two programs and potential payments for new indications that may be developed by Janssen, and
•There are no changes to the potential $220 million per new indication that may be developed by the Company, and potential royalties expected from commercial sales of JNJ-1900 (NBTXR3) remain in the low 10s to low 20s. Potential payments for new indications that may be developed by the Company are in addition to the $2.6 billion deal value, next to potential related royalties.
At the end of 2025, we have completed the transfer of the global sponsorship of Phase 3 study evaluating JNJ-1900 (NBTXR3) for patients with locally advanced head and neck cancer who are ineligible for cisplatin (NANORAY-312) in the majority of regions, along with the transfer of full operational control of the Phase 3 study to Janssen. The regulatory transfer process is still ongoing in Philippines and expected to be finalized by third quarter of 2026
See Item 5 - Part A Operating Results - ‘Revenue’ section below for additional information, and Refer to Note 16 – Revenues and other income and Note 4.1 – The Janssen Agreement to the financial statements included elsewhere in this Annual Report.

Revenue is recognized under IFRS 15 – Revenue from contracts with customers (see Note 3.2. – Use of judgement, estimates and assumptions to our Consolidated financial statements included elsewhere in this Annual Report ).
Other Income
Our other income mainly consists of refundable research tax credits as well as income from collaboration and supply services in the framework of the Clinical Supply Agreement signed in May 2022 and of the Global Trial Clinical Agreement ‘GTCA’ signed in June 2023 with LianBio, and grants and subsidies from government agencies. See Note 4.2. – Asia Licensing Agreement (former LianBio contract), strategic partnership with Janssen and Note 16 – Revenues and other income to our Consolidated financial statements included elsewhere in this Annual Report.
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
•expenses relating to preclinical studies and clinical trials for JNJ-1900 (NBTXR3);
•manufacturing costs for production of JNJ-1900 (NBTXR3) to support clinical development;
•certain intellectual property expenses;
•expenses relating to regulatory affairs; and
•expenses relating to the implementation of our quality assurance system.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages, primarily due to the increased size and duration of later-stage clinical trials.
Pursuant to the amendment to the Janssen Agreement signed as of March 17, 2025, our research and development operating expenses decreased due to our reduced cost obligations for the NANORAY-312 study. However, we expect our research and development expenses will continue to be significant in the foreseeable future as we advance the clinical development plan beyond the NANORAY-312 study.
We cannot determine with certainty the duration and completion costs of the current or planned future clinical trials of our product candidates or if, when, or to what extent we will generate revenue from the commercialization and sale of any of our product candidates that obtain regulatory approval, including through licensing agreements as it is the case for JNJ-1900 (NBTXR3). We may not succeed in achieving regulatory approval for any particular product candidate. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:
•the scope, rate of progress and expense of our ongoing and planned preclinical studies, clinical trials and other research and development activities;
•clinical trial and early-stage results;
•the terms and timing of regulatory approvals;
•the expense of filing patent applications and maintaining and enforcing patents and other intellectual property rights and defending against claims or infringements raised by third parties; and

•the ability to market, commercialize and achieve market acceptance for JNJ-1900 (NBTXR3) or any other product candidate that we may develop in the future.
A change in the outcome of any of these variables with respect to the development of JNJ-1900 (NBTXR3) or any other product candidate that we develop could mean a significant change in the costs and timing associated with the development of JNJ-1900 (NBTXR3) or such other product candidates. For example, if the FDA or other comparable regulatory authority were to require additional preclinical studies and clinical trials beyond those which we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in enrollment in any clinical trials, we could be required to spend significant additional financial resources and time on clinical development.
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
Other Operating Income (Loss)
For the year ended December 31, 2025, the other operating income and expenses, amounting to €64 thousand net income, relate mainly to some employment termination indemnities expenses and other non‑significant items.

For the year ended December 31, 2024, the other operating expenses mainly relates to some employment termination indemnities for €129 thousand.

For the year ended December 31, 2023, Other Operating Income (Loss), mainly included contract loss fair value recognized pursuant to the novation agreement executed on December 22, 2023 (see Note 16 - Revenues and other income).
As these costs were directly triggered by non-recurring events, their impact is presented separately in order not to distort the recurring operating performance of the Company.
See Note 17.5. - Other operating income and expenses to our Consolidated financial statements included elsewhere in this Annual Report for further details.
Net Financial Income (Loss)
Net financial income (loss) comprises primarily of interest cost which consists of both fixed and variable rate interest costs related to our financial debts, IFRS 9 debt valuation impact, financial income received from the short-term deposits, foreign exchange gains and losses and the interest costs on leases related to the application of IFRS 16. See Note 19 - Net financial income (loss) to our Consolidated financial statements included elsewhere in this Annual Report for further details.

A. Operating results
We have one operating segment, which is the research and development of product candidates that use proprietary nanotechnology to transform cancer treatment.

Comparison of the years ended as of December 31, 2025, 2024 and 2023
Our results of operations for the years ended as of December 31, 2025, 2024 and 2023 are summarized in the table below:

	For the year ended December 31,
(in thousands of euros)	2025	2024	2023
Revenues and other income
Revenues	29,643	(11,609)	30,058
Other income	2,950	4,419	6,150
Total revenues and other income	32,593	(7,191)	36,207
Research and development expenses	(23,115)	(40,541)	(38,396)
Selling, general and administrative expenses	(20,360)	(20,527)	(22,049)
Other operating income and expenses	64	(134)	(2,542)
Total operating expenses	(43,411)	(61,202)	(62,986)
Operating income (loss)	(10,818)	(68,392)	(26,779)
Financial income	2,092	7,849	2,002
Financial expenses	(15,233)	(7,488)	(14,803)
Financial income (loss)	(13,141)	361	(12,801)
Income tax	(3)	(101)	(120)
Net loss for the period	(23,961)	(68,132)	(39,700)

Total Revenues and Other Income
Revenues and Other Income increased by €39.8 million, from a negative €7.2 million for the year ended December 31, 2024 to a positive €32.6 million revenue for the year ended December 31, 2025, mainly due to a one‑time revenue recognition impact amounting to €21.8 million, directly attributable to the impact of a contract modification recognized further to the amendment letter executed in March 2025 with Janssen which did not change the scope of the Company’s performance obligations but increased the remaining transaction price of the Global License Agreement.
Revenues in 2025 also include €7.0 million of ‘Other Sales’ corresponding to clinical product supplies sold to Janssen for the year ended December 31, 2025, as well as other ‘Services’ related to technology transfer, technical assistance recharged to Janssen for €0.9 million, and Research Tax Credit for €2.8 million, For further details, refer to Note 16 – Revenues and other income to the financial statements included elsewhere in this Annual Report.

For the year ended December 31, 2024, the revenues and other income decreased by €43.4 million, from a positive €36.2 million in 2023 to a negative €7.2 million mainly driven by the Janssen AAA agreements at the end of 2024 allowing the transfer of the global sponsorship of the NANORAY-312 study to JJEI. These new agreements result in a change of the transaction price allocated to the R&D performance obligation, as the Company remained liable for the overall NANORAY-312 study costs resulting in a one-time contract modification and a negative transaction price that must be recognized in its entirety as of December 31, 2024, causing a negative revenue in 2024. Therefore, the Company recorded a negative €23.4 million one-time contract modification impact, partially offset by R&D Services Revenue recognised over time for €4.0 million without impacting the cash position of the Company. This net negative impact is partially offset by sales of services for €1.8 million and by clinical product supplies for €5.9 million to Janssen, and by Research Tax Credit for €3.3 million. For further details, refer to Note 16 – Revenues and other income to the financial statements included elsewhere in this Annual Report)
The components of our revenues and other income are set forth in the table below:

	For the year ended December 31,
(in thousands of euros)	2025	2024	2023
Services	22,682	(17,534)	29,750
Other sales	6,961	5,924	308
Total revenues	29,643	(11,609)	30,058
Research tax credit	2,817	3,300	3,939
Subsidies	78	89	229
Other	55	1,029	1,981
Total other income	2,950	4,419	6,150
Total revenues and other income	32,593	(7,191)	36,207

Total Revenues
As of December 31, 2025, the total revenues reached €29.6 million, composed of:
(i) the line ‘Services’ amounting to €22.7 million, mainly includes:
•a one-off positive revenue impact amounting to €21.8 million directly attributable to the contract modification impact occurred during the first half of 2025 that counterbalances the negative revenue impact recognized in fiscal year 2024: the amendments signed during the last quarter of 2024 had significantly reduced the transaction price of the license agreement as the R&D service performance obligation was replaced with a funding obligation for the Company towards Janssen, while the amendment letter executed in March 2025 did not impact the scope of the Company's performance obligations but increased the remaining transaction price of the Global License Agreement with Janssen.
•other ‘Services’ revenue linked to technology transfer and technical assistance recharge to Janssen BV for €0.9 million.
(ii) €7.0 million of ‘Other Sales’ related to clinical product supplies to Janssen for the year ended December 31, 2025.
As of December 31, 2024, the total revenues reached a negative €11.6 million net amount, which is detailed below:
(i) a negative €17.5 million of net Services Revenue composed of:
•negative €23.4 million impact related to Janssen contract modification, recorded as per IFRS 15. The agreements signed with Janssen during the fourth quarter of 2024 (see Note 4.1 - Global License Agreement with Janssen Pharmaceutica NV), resulted in a contract modification replacing a performance obligation (providing R&D services) by an obligation to refund the NANORAY-312 remaining due study costs to Janssen. Under IFRS standards, the amount that will be refunded to Janssen is in substance a reduction in the scope of work and, concurrently, a material reduction in the transaction price. In the applied revenue recognition model, it is necessary to consider the highly probable considerations and refund at the closing date. This resulted in a negative transaction price that had to be recognized in its entirety as of December 31, 2024, irrespective of the actual percentage of completion of the performance obligation.
•partially offset by Janssen Agreement R&D Revenue recognised overtime for €4.0 million and by Services Revenue linked to technology transfer and technical assistance recharge to Janssen for €1.8 million
(ii) €5.9 million of ‘Other Sales’ related to clinical products supplies to Janssen for the year ended December 31, 2024..

For the year ended December 31, 2023, the €30.1 million of total Revenues mainly includes (i) ‘Services’ revenue linked to the assignment of the license to Janssen and the rendered R&D services in proportion of the completion of the ongoing studies, totaling €29.6 million; (ii) ‘Services’ revenue linked to technology transfer and technical assistance recharge for €0.1 million; (iii) and €0.3 million of ‘Other Sales’ related to clinical product supplies to Janssen.
See Note 16 – Revenues and other income to our Consolidated financial statements included elsewhere in this Annual Report).

Total Other income
Total other income decreased to €3.0 million for the year ended December 31, 2025, as compared to €4.4 million and €6.1 million for the years ended December 31, 2024 and 2023, respectively, further to the transfer of the global sponsorship of NANORAY-312 study to Janssen.
The research tax credit slightly decreased by €0.5 million, from €3.3 million to €2.8 million between 2024 and 2025, mainly driven by lower tax credit recognized in Nanobiotix Corp for €0.3 million and in Nanobiotix SA for €0.2 million, mainly driven by French regulatory changes effective in 2025, resulting in a decrease of eligible patent related costs and other eligible R&D operating expenses.
The research tax credit decreased from €3.9 million to €3.3 million between 2023 and 2024, mainly due to the exclusion of eligible expenses of a contract research organization related to the 312 study, further to the unavailability of CIR eligibility accreditation.
Subsidies include the Bpifrance Deep Tech Grant received by Curadigm SAS, €78 thousand for the year ended December 31, 2025, €89 thousand for the year ended December 31, 2024 and €229 thousand for the year ended December 31, 2023.
The line item ‘Other’ mainly includes income for clinical supplies products sales and services recharge, in the framework of the clinical supply agreement signed in May 2022 with LianBio and of the GTCA signed in June 2023 with LianBio, down to €0.1 million for the year ended December 31, 2025, as compared to €1.0 million in 2024, and €2.0 million in 2023 (including catch-up impact of 2022), the decrease noted in 2025 being explained further to the transfer of the global sponsorship of NANORAY-312 study to Janssen.

See Note 4.2 - Asia Licensing Agreement (former LianBio contract), a strategic partnership to Janssen and Note 16 - Revenues and other income to our Consolidated financial statements included elsewhere in this document, for further details.

Research and Development Expenses
Research and development expenses for the years ended December 31, 2025, 2024 and 2023 are summarized below:

	For the year ended December 31,
(in thousands of euros)	2025	2024	2023
Purchases, sub-contracting and other expenses	(9,755)	(27,048)	(26,380)
Payroll costs (including share-based payments)	(12,206)	(12,345)	(10,721)
Depreciation, amortization and provision expenses	(1,154)	(1,148)	(1,295)
Total research and development expenses	(23,115)	(40,541)	(38,396)
The total amount of expenses incurred with respect to research and development activities decreased by €17.4 million, or 42,9%, from €40,5 million for the year ended December 31, 2024 to €23.1 million for the year ended December 31, 2025. This net decrease was mainly due to:
•Purchases, sub-contracting and other expenses decreased by €17.3 million or 63.8% for the year ended December 31, 2025 as compared with the same period in 2024. This favorable variance is mainly related to the transfer of sponsorship of the 312 study to Janssen, including the amendment of the Janssen Agreement signed in March 2025, resulting in the removal of funding obligations on the 312 study.
•R&D Payroll costs decreased by €0.1 million, or by 1,1% for the year ended December 31, 2025 as compared with the same period in 2024, which is mainly due to the R&D team realignment in view of the NANORAY-312 sponsorship transition to our partner for €0.8 million, partially offset by higher bonus payments for €0.7 million.
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

Selling, General and Administrative (“SG&A”) Expenses

The Selling, General and Administrative expenses for the years ended December 31, 2025, 2024 and 2023 are summarized below:

	For the year ended December 31,
(in thousands of euros)	2025	2024	2023
Purchases, fees and other expenses	(7,996)	(8,073)	(9,889)
Payroll costs (including share-based payments)	(12,226)	(11,986)	(11,772)
Depreciation, amortization and provision expenses	(138)	(467)	(387)
Total SG&A expenses	(20,360)	(20,527)	(22,049)
The total amount of expenses incurred with respect to Selling, General and Administrative activities decreased by €0.2 million, or 0.8%, from €20.5 million for the year ended December 31, 2024 to €20.4 million for the year ended December 31, 2025. This net decrease was primarily due to:
•A decrease in Purchases, fees and other expenses of €0.1 million or 1%, as SG&A expenses were closely monitored and remained overall in line with prior year.

•An increase of €0.2 million or 2.0% in SG&A payroll costs mainly due to higher bonus payment for €0.6 million and the full year impact of employees recruited in 2024 and 2025 for €0.4 million, partially offset by the decrease of social contribution charges for €0.8 million.
•SG&A depreciation expenses decreased by €0.3 million following reversal of provision recorded during 2025 resulting from a litigation settlement
Our SG&A expenses decreased by €1.5 million, or 6.9%, from €22.0 million for the year ended December 31, 2023 to €20.5 million for the year ended December 31, 2024. This net decrease was primarily due to:
•a decrease in purchases, fees and other expenses of €1.8 million, or 18.4%. This variation is mainly due to one-off fees paid in 2023 to a financial adviser for €1.4 million and legal fees of €0.5 million related to the signature of the license agreement with Janssen.
•an increase of €0.2 million or 1.8% in payroll costs mainly driven by the recruitment of additional positions.

Operating Income (Loss)
Our operating loss favourably decreased by €57.6 million, from €68.4 million for the year ended December 31, 2024 to €10.8 million for the year ended December 31, 2025. This favourable variance mainly relates to the significant increase in Revenues and Other income by €39.8 million related to the Janssen contract modification one-off impact occurred during the first half of 2025, leading to a positive €22.7 million Services Revenue of as of December 31, 2025 as compared to a negative €17.5 million Services Revenue, as of December 31, 2024. This favorable variance in operating loss is also due to a €17.4 million decrease in Research & Development Expenses, driven by a decrease in Purchases, sub-contracting and other expenses related to the transfer of global sponsorship of the NANORAY-312 study to Janssen, as described above.
At December 31, 2025, our workforce totaled 97 employees, a decrease of 11 positions as compared to the same period in 2024.
Our operating loss unfavourably increased by €41.7 million, from €26.8 million for the year ended December 31, 2023 to €68.4 million for the year ended December 31, 2024. This unfavourable increase mainly relates to the significant decrease in Revenues and Other income by €43.4 million related to the transfer of sponsorship of NANORAY312 signed in October 28, 2024, leading to a negative €17.5 million net Services Revenue of as of December 31, 2024 as compared to a positive €29,7 Services Revenue, as of December 31, 2023, further to Janssen agreement signature in the year 2023 (See ‘Revenues and Other Income’ section above). This unfavorable increase in operating loss is also partially due to a €1.7 million decrease of other income. These unfavorable variances on the top line of the P&L are slightly offset by a favorable decrease of the total operating expenses of €1.8 million driven by higher R&D expenses (€2.1 million increase) pursuant to our clinical trial development priorities, fully offset by a favorable decrease in SG&A expenses and other operating expenses of €3.9 million, as explained above.
At December 31, 2024, our workforce totaled 108 employees, an increase of 6 positions as compared to the same period in 2023.

Net Financial Income (Loss)
Net financial loss increased by €13.5 million, from a €0.4 million income for the year ended December 31, 2024 to a €13.1 million loss for the year ended December 31, 2025. This unfavorable variance is primarily attributable to (i) a €6.2 million unfavorable change in foreign exchange results, from a €3.0 million net gain in 2024 to a €3.2 million net loss in 2025, mainly related to the EUR conversion impact on short-term deposits in U.S. dollars, (ii) a €3.3 million unfavorable swing in the net impact of accretion and discounting on the EIB loan, from a €2.8 million net income in 2024 to a €0.5 million net expense in 2025, (iii) a €1.6 million decrease in financial income generated from short-term deposits, from €2.6 million in 2024 to €1.0 million in 2025, primarily driven by a decrease of the average amount of cash invested in short term deposits between 2024 and 2025, and (iv) higher interest expenses, including €1.5 million interest cost related to the royalty financing and €0.9 million higher interest cost on the EIB loan.
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
•loans, conditional advances and grants awarded by governmental entities, including:
◦our EIB finance contract and royalties agreement granted by the EIB in July 2018 and amended in October 2022 and November 2025, from which we drew (i) the initial tranche of €16.0 million (repayable in a single installment at maturity, except for a payment-in-kind (“PIK”) interest capitalized paid in October 2023) upon satisfying the requisite documentary criteria in October 2018 and (ii) the second tranche of €14.0 million (repayable in semi-annual installments of principal and interest after a two year grace period) in March 2019 upon achieving the requisite performance criteria (the positive evaluation of the Phase 3 clinical benefit/risk ratio of JNJ-1900 (NBTXR3) for the treatment of STS by the French notified body covering medical devices, GMED, and the successful identification of the recommended JNJ-1900 (NBTXR3) dosage in our locally advanced head and neck cancer clinical trial).
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
•a royalty financing agreement entered on October 30, 2025 with HCRx group including an initial $50 million gross installment.

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
On October 18, 2022, we and the EIB amended the finance contract and the royalty agreement described below (all together, the “Amendment Agreements”) to re-align the Company’s outstanding debt obligations with its expected development and commercialization timelines.
Under the finance contract as amended, the final repayment date for the outstanding principal under the two drawn tranches is fixed on the earliest of (i) June 30, 2029 and (ii) the third royalty payment date (being June 30 of the third financial year starting after commercialization of JNJ-1900 (NBTXR3), defined as the first Financial Year in which the Group first achieves net sales in excess of EUR 5,000,000 (the “Commercialization”)) for the first tranche and the second royalty payment date (being June 30 of the second financial year starting after Commercialization) for the second tranche.
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
We may repay, in whole or in part, any tranche, together with accrued interest upon 30 days prior notice, subject to the payment of a customary prepayment fee. EIB may require us to prepay all outstanding amounts under the EIB loan in connection with certain events, including a substantial reduction in the anticipated cost of our JNJ-1900 (NBTXR3) development program such as the total prior amount of the loan represents more than a certain percentage of the reduced cost, a prepayment of certain non-EIB financing, certain change of control events, Dr. Laurent Levy ceasing to be our principal executive officer or ceasing to hold a specified number of shares, or certain dispositions of assets related to our JNJ-1900 (NBTXR3) development program, in each case, subject to the payment of a customary prepayment fee.
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
As part of the restructuring implemented by the Amendment Agreements, we were subject to a minimum cash and cash equivalents covenant requiring maintenance of a minimum cash and cash equivalents balance equal to the outstanding principal owed to EIB. This minimum cash and cash equivalents covenant was removed on October 13, 2023, further to the Company’s repayment of the PIK amount of approximately €5.4 million and the introduction of an additional mechanism for further prepayment of €20.0 million milestone required under the EIB loan.
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

The additional prepayment condition on the €20.0 million milestone was met further to the global offering equity raise subscribed at the end of 2023 and further to the upfront and milestone received from Janssen between 2023 and 2024, triggering milestone prepayment to the EIB. For the year ended December 2023 and 2024, €0.8 million and €0.2 million were respectively prepaid to the EIB, resulting in an outstanding balance, still due, of €19.0 million as of December 2024.
As of December 31, 2025 the milestones prepayment mechanism was amended following the 2025 EIB Agreements signed in October 2025, as described below.
EIB Consent and Amendment 2025

The Royalty Financing Agreement (see next section below) required consent under our existing finance contract and royalty agreement with EIB. Pursuant to such finance contract and royalty agreement, on November 24, 2025, the EIB delivered a consent and amendment letter that (i) consented to us entering into the Royalty Financing Agreement, (ii) amended the finance contract with EIB to, among other things, permit the establishment of the Trust to receive royalty and milestone payments from Janssen for allocation among the Company, the EIB and the holders of the Royalty Financing Bonds, and (iii) amended and restated the royalty agreement with the EIB.

The finance contract with the EIB was amended to provide for a new early payment-in-kind interest prepayment requirement. Specifically, starting June 30, 2027, if for any quarter, our cash balance exceeds $150 million for sixty days, the full outstanding amount of PIK interest on the initial tranche (drawn in October 2018) will become due ninety days later, unless the initial tranche maturity date is earlier.

The royalty agreement with EIB was amended to provide that royalties payable to EIB will be calculated and paid on a quarterly basis, rather than annually, commencing with the first quarter in a fiscal year in which cumulative net sales for such year exceed €5.0 million or, if earlier, upon the start of royalty payments by Janssen. The amended royalty agreement also provides a new trigger for the accelerated payment of the €20.0 milestone payment currently required to be paid to EIB on June 30, 2029. In particular, (i) we are required to pay 2% of all proceeds of the Royalty Financing Transaction toward this milestone payment. Accordingly, for the year ended December 2025, €0.9 million was prepaid to EIB, resulting in an outstanding milestone balance, still due of €18.1 million as of December 31, 2025 and (ii) in the event that Nanobiotix receives an upfront or milestone payment related to U.S. regulatory approval for NBTXR3 in the NANORAY-312 clinical trial, Nanobiotix would be required to pay the residual amount of the €20.0 million milestone above mentioned, within 30 days of the receipt thereof.

All other covenants included in the 2018 finance contract remain unchanged.
Royalty Financing Agreement with HCRx
On October 30, 2025, we entered into a royalty financing agreement with HCR NANO SPV, LLC (“HCRx”), as the subscriber representative for certain affiliated entities, comprising a Royalty Bond Support Agreement and a Subscription Agreement relating to a $2,500,000 issuance of US dollar denominated bonds (obligations) (the “Royalty Financing Bonds”), with Terms and Conditions of such Royalty Financing Bonds attached thereto (collectively, and each as amended, the “Royalty Financing Agreement”).

The royalty financing takes the form of an issuance by the Company of Royalty Financing Bonds to be initially subscribed by certain affiliates of HCRx, for an aggregate subscription price, plus premium, of up to $71 million (the “Subscription Price”, with an aggregate nominal value of up to $2,500,000).

The Royalty Financing Agreement contemplates an initial payment of $50 million and up to $21 million via an additional installment payment, payable 12 months after the initial instalment in the absence of any termination or clinical hold being imposed by applicable regulators in the United States, European Union, United Kingdom or Japan and in effect for sixty or more days in respect of the NANORAY-312 and/or CONVERGE clinical trials in the twelve months following December 1, 2025.

Payment of the initial $50 million installment was made at closing on December 2, 2025 (the “HCRx Upfront Payment”).

The Royalty Financing Bonds issued by us will not bear interest. Instead, the returns on these bonds are tied to payments we receive under the Janssen License Agreement. Holders of the Royalty Financing Bonds will be compensated and repaid out of a portion of the royalties and milestones which we are eligible to receive from our partner Janssen pursuant to the Janssen License Agreement.

The Royalty Financing Bonds entitle holders of the Royalty Financing Bonds to receive an amount equal to (i) if paid in full on or prior to December 31, 2030, 175% of the aggregate subscription price paid as of such date (i.e., approximately $124 million, assuming the full $71 million subscription price is funded) or (ii) if paid in full after December 31, 2030, 250% of the aggregate subscription price paid as of such date (i.e., approximately $178 million, assuming the full $71 million subscription price is funded) (in each case, an “Initial Fixed Return Amount”). The Initial Fixed Return Amount is payable from a defined percentage of royalties generated on net sales under the Janssen License Agreement, and a fixed portion of certain regulatory and commercial milestone payments. Following achievement of the Initial Fixed Return Amount, holders of the Royalty Financing Bonds shall receive royalties, payable from a pre-defined reduced percentage of royalties generated on net sales under the Janssen License Agreement, not to exceed $14.9 million per year, for a period ending on the earlier of December 31, 2045 and the tenth anniversary of the first commercial sale of NBTXR3 (JNJ-1900) in the United States.

At the final maturity date, the Company shall also be required to redeem the Royalty Financing Bonds at their nominal value.

The relevant royalties and milestone payments subject to the Royalty Financing Agreement will be paid into a French law management trust (fiducie) (the “Trust”) pursuant to a Fiducie Agreement (Contrat de Fiducie) among the Company, HCRx, the European Investment Bank (the “EIB”) and IQ EQ Management, in its capacity as trustee. Royalty receivables held in the Trust will be for the benefit of the holders of the Royalty Financing Bonds and EIB, until the amounts payable under the Royalty Financing Agreement and the EIB royalty agreement are satisfied.

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
Historical Changes in Cash Flows
The table below summarizes our cash inflows and outflows for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31,
(in thousands of euros)	2025	2024	2023
Net cash flows from (used in) operating activities	(33,422)	(19,551)	(12,476)
Net cash flows from (used in) investing activities	(578)	(955)	(349)
Net cash flows from (used in) financing activities	37,416	(5,135)	46,771
Effect of exchange rates changes on cash	(402)	94	(51)
Net increase (decrease) in cash and cash equivalents	3,014	(25,547)	33,895

Cash Flows from / used in operating activities
The net cash flows used in operating activities was an outflow of €33.4 million for the year ended December 31, 2025 as compared to an outflow of €19.6 million for the year ended December 31, 2024. The €13.9 million net unfavorable variance in cash flows used in operating activities was mainly driven by:
–a €15.7 million net unfavorable impact resulting from lower cash inflows received from Janssen during the period 2025 as compared to 2024. In 2024 the Group received the first Janssen milestone payment of €18,6 million, which results in a negative €18.6 million effect, partially offset by higher cash collection from Janssen on the other sources of revenue resulting in a 2.9M€ favorable variance.
–a €1.8 million net favorable impact mainly resulting from lower operating R&D expenses during the period 2025 as compared to 2024, mainly related to the transfer of sponsorship of the 312 study to Janssen and to the removal of funding obligations of the study costs as per the letter agreement executed in 2025, leading to a €2.6 million net favorable variance (see Note 17.1 - R&D operating expenses to the consolidated financial statements included in this report), slightly offset by a €0.8 million lower reimbursement of research tax credit (CIR) between 2024 and 2025.
The net cash flows used in operating activities for the year ended December 31, 2024 increased by €7.1 million compared to the net cash used in operating activities in 2023, primarily due to the decrease of cash collection on operating revenue amounting to €24,1 million received from Janssen linked to first milestone achievement, clinical products and services income, as compared to €27.5 million received in 2023, and to the decrease of cash collection received from LianBio amounting to €0.6 million in 2024 as compared to €1.7 million in 2023 further to the supply and collaboration agreements, leading to a lower cash collection totaling €4.5 million (See Note 4.1- Global License Agreement with Janssen Pharmaceutica NV (the Janssen Agreement), and Note 4.2. - Asia Licensing Agreement (former LianBio contract), strategic partnership with Janssen, and other notes on Janssen and LianBio license agreements included in our Consolidated financial statements elsewhere in this Annual Report). Net cash flows used in operating activities in 2024 were also impacted by an unfavourable net working capital amounting to €4.7 million as compared to 2023 mainly driven by a strict cash management monitoring related to vendors payments occurred at the year-end 2023 (See Note 14 - Trade and other payables to the financial statements included elsewhere in this Annual Report).

See Section A - Operating Results of Item 5 for more details of the change in operating loss.

Cash Flows from / used in investing activities
Our net cash flows used in investing activities was an outflow of €578 thousand for the year ended December 31, 2025, primarily driven by €546 thousand in fixed asset acquisitions. These investments mainly consisted of €372 thousand for laboratory equipment and R&D facilities, as well as €162 thousand dedicated to office improvements and the renewal of IT equipment and furniture.
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

Cash Flows from / used in financing activities
Our net cash flows from financing activities was a net inflow of €37.4 million for the year ended December 31, 2025 as compared to a net cash outflow of €5.1 million for the year ended December 31, 2024.

The net cash flows from financing activities significantly increased by €42.6 million between 2025 and 2024, primarily driven by €42.2 million in net proceeds from the Royalty Financing Agreement (as described above). Additionally, the company recorded €1.5 million in proceeds from capital increases following the exercise of stock options (OSA and BSPCE). These inflows were partially offset by €3.5 million in bank loan repayments, €1.5 million in interests paid, and €1.2 million in lease debt repayments.
The net cash flows used in financing activities significantly decreased by €51.9 million between 2024 and 2023 which is mainly due to the net proceeds from capital increases occurred only in 2023 further to JJDC, Inc capital injections and global offerings from specified investors, totaling €57.4 million net inflows, offset by a one-off payment related to accrued PIK interest paid to EIB in 2023 for €5.4 million. The net cash flows used in financing activities of €5.1 million during 2024 was mainly composed of bank loans and leasing debt repayments and interest paid.
The carrying value and movements of our repayable advances and loans are presented in note 13.1 - Details of financial liabilities of our consolidated financial statements.

Leases liabilities
We adopted IFRS 16 - Leases using the ‘‘modified retrospective method’’ starting on January 1, 2019 and recorded rights of use assets and lease liabilities for the amounts of the discounted lease payments outstanding for the remainder of our leases. During the year ended December 31, 2025, net lease liabilities decreased by €1.1 million to €3.1 million since December 31, 2024. See Note 13.1 - Details of financial liabilities of our consolidated financial statements for details regarding the lease liabilities.

Operating Capital Requirements
We expect our future cash operating expenses will remain stable or decrease modestly in the near future, further to the latest license agreement amendment executed as of March 17, 2025 (see Note 1 - Company Information to the financial statements included elsewhere in this Annual Report). However, we will continue to incur expenses to meet our commitments to complete our clinical trials. We believe we will need additional funding to pursue preclinical and clinical activities, obtain regulatory approval for, and to commercialize our product candidates.

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

However, the Company’s current level of cash and cash equivalents are expected to be sufficient to meet our projected financial obligations and fund our operations beyond the next twelve months from the date of this Annual Report.

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
In the years ended December 31, 2025, 2024 and 2023, we incurred expenses of €23.1 million, €40.5 million and €38.4 million, respectively, on research and development.

D. Trend information
For a discussion of trends, see “Item 4B. Business Overview,” “Item 5A - Operating Results” and “Item 5B - Liquidity and Capital Resources.” Other than as disclosed in these sections, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates
Our audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards, as issued by the IASB. Some of the accounting methods and policies used in preparing our financial statements under IFRS Accounting Standards are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances. The actual value of our assets, liabilities and shareholders’ equity and of our losses could differ from the value derived from these estimates if conditions change and these changes have an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are described in Note 3.2. to our audited consolidated financial statements as of December 31, 2024 and 2025 and for each of the three years ended December 31, 2023, 2024 and 2025.

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

Name	Age	Position(s)
Executive Board Members:
Dr. Laurent Levy, Ph.D.	55	Chairman of the Executive Board and Co-founder (Principal Executive Officer)
Mr. Bart Van Rhijn	53	Chief Financial and Business Officer (Principal Financial Officer)
Ms. Anne-Juliette Hermant	52	Chief People Officer
Mr. Louis Kayitalire	68	Chief Medical Officer
Supervisory Board Members:
Dr. Gary Phillips	60	Chairman
Ms. Anne-Marie Graffin	64	Vice Chairwoman
Dr. Alain Herrera, M.D.	75	Member
Mr. Enno Spillner	56	Member
Dr. Margaret Liu	69	Member
Ms. Anat Naschitz	58	Member
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
Prior to founding Nanobiotix, he served from 2000 to 2003 as consultant for Altran Technologies and worked in the development of the application of nanotechnologies with companies such as Sanofi S.A., Guerbet S.A., and Rhodia S.A., as well as for early-stage biotechnology companies. He has served as president of the supervisory board of Valbiotis S.A. (Euronext Paris: ALVAL) since March 2017, as a founding member of the Nanomedicine Translation Advisory Board since June 2014 and was vice chairman of the executive board of the European Technology Platform on Nanomedicine from 2012 to 2017. He has been elected Chairman of the executive board of the European Technology Platform of Nanomedecine in May 2025. He is the author of more than 35 international scientific publications and communications, has made several innovations that led to patent applications and patents granted, and regularly speaks on the topic of using nanoparticles to fight cancer.
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
Dr. Alain Herrera, M.D. has served as a supervisory board member since 2013. Dr. Herrera has more than 25 years of experience in the pharmaceutical industry with a strong focus in oncology drug development and marketing. Dr. Herrera currently works at Alain Oncologie Consulting, an oncology consultancy company he started and at Onward Therapeutics SA as co-founder and CMO. Previously, Dr. Herrera has served as Head of Corporate Development PharmaEngine and Managing Director of PharmaEngine Europe Sarl, as well as the head of the Oncology business at Sanofi-Aventis for 10 years. He also served as Vice President for the Global Oncology Business Strategy and Development from 2007-2008 and Head of the Global Oncology Franchise from 1998-2007. While at Sanofi-Aventis, he contributed to the worldwide registration of Oxaliplatin (Eloxatin®) and Rasburicase (Fasturtec®/Elitek®), as well as the Gastric and Head & Neck indications for Docetaxel (Taxotere®). Prior to Sanofi-Aventis, he served as Chairman of Chiron Therapeutics Europe, Managing Director at Pierre Fabre Oncology Laboratories and Head of the Oncology Platform at Roger Bellon (Rhône Poulenc). He serves as a non-executive board member of Emercell SAS (Montpellier, Fr), ErVimmune SA (Lyon, Fr), Onward Therapeutics Inc. (Taipei, Taiwan) and Isofol Medical (Gotenborg, Sweden). Dr. Herrera has also served as a Hematologist Consultant at Antoine Beclere Hospital until 2019.
Mr. Enno Spillner has served as a Supervisory Board member and chairman of the audit committee since 2014. He has 27 years of experience in the life science industry and currently serves as Chief Financial Officer and Member of the Executive Board at Formycon AG. From July 2016 to March 2023, he served as Chief Financial Officer and Member of the Management Board at NASDAQ listed biotech company Evotec SE (Germany). From March 2013 until June 2016, he served as Chairman of the Management Board, Chief Executive Officer and Chief Financial Officer of Prime Standard listed 4SC AG. From September 2005 to March 2013 he acted as Chief Financial Officer of 4SC AG. Enno Spillner started his life science industry career as Head of Finance and Managing Partner of the Munich-based biotech venture fund, BioM AG. In addition, he became also Managing Director of two portfolio companies, ACTIPAC Biosystems GmbH and Munich innovative Biomaterials GmbH. Currently he also supports Fox Corporate Finance in his role as Member of the Life Science Advisory Board. Prior to moving into the life science field, he was engaged in the media and marketing industry. Enno Spillner earned his Dipl.-Kaufmann degree (Masters in Business) at the University of Bamberg, Germany.
Dr. Margaret Liu is a world-renowned expert in the fields of gene therapy, vaccines and immunotherapy. Margaret currently serves as Chief Executive Officer (“CEO”) of PAX Therapeutics, as an Adjunct Full Professor at the University of California, San Francisco, and as Hedersdoktor with scientific affiliation in the Department of Medicine at the Karolinska Institutet. Dr. Liu pioneered DNA vaccines and bispecific antibodies and has received a number of international awards. Dr. Liu widely consults for companies and scientific governmental and non-governmental organizations such as the World Health Organization (WHO) through her activities as an individual and as Principal of ProTherImmune and previously held positions of increasing responsibility at Merck & Co. and Chiron Corporation. She is currently a board member of Ipsen, where she chairs the Ethics and Governance Committee and is a member of the Innovation and Development Committee, and is a member of the board and President Emerita, of the International Society for Vaccines. She also serves on the board of MacroGenics and is a member of the Science and Technology and the Nominations and Governance Committees. Previously, she served on the boards of Transgéne, Sangamo Biosciences, Adjuvance Technologies and the United Nations Development Programme-established International Vaccine Institute and was Senior Advisor in Vaccinology at the Bill & Melinda Gates Foundation. Dr. Liu earned an M.D. from Harvard Medical School and completed an internship and residency in Internal Medicine followed by an Endocrinology Fellowship at Massachusetts General Hospital. She also served on the faculty of Harvard Medical School and was a Visiting Scientist at the Massachusetts Institute of Technology. She obtained a B.A. in Chemistry summa cum laude from Colorado College.
Ms. Anat Naschitz is a life science investor and entrepreneur, with over three decades of experience across biotech, pharmaceuticals, computational R&D, digital health and medical devices, in multiple therapy areas and stages. Throughout her career Ms. Naschitz has founded companies and nurtured them through success with public and private board involvement and investment. Currently, she is the Managing Director of 9vc, a novel lifescience fund. Ms. Naschitz co-founded and co-led OrbiMed Israel as part of the ± $20bn global healthcare investment firm and was previously with ± €65bn private equity firm Apax where she invested in healthcare companies. Companies Anat has nurtured and on whose boards she has served include 89bio (Nasdaq: ETNB), currently running two cardiometabolic Phase 3 trials, where she led the creation of the company as a pharma spinout and was instrumental in driving a public offering 18 months later, subsequently continuing to serve on the board and several committees; Azura Ophthalmics, in Phase 3 with a drug for Meibomian Gland Disorder which is the root cause behind most dry eye disease; ForSight Vision 6, running a pivotal trial with a truly Accommodating Intraocular Lens under a strategic alliance; TytoCare, a growth-stage company commercializing the Home Smart Clinic; and MDClone, commercializing a synthetic data and analytics platform. Earlier in her career, Ms. Naschitz was an Associate Partner with McKinsey in London, where she advised the senior management of leading pharmaceutical companies on strategy, acquisitions and spinouts. Sobi (STE: SOBI.ST) ultimately resulted from one such spinout. Ms. Naschitz earned her MBA at INSEAD and her LLB at Tel Aviv University.
Family Relationships
There are no family relationships among any of our executive board members or supervisory board members.
We continue to pursue a policy that reflects our commitment to equality at all levels of the Company. As of the date of this Annual Report, women represent 50% of the Supervisory Board, 25% of the Executive Board and 54% of our total employees.

B. Compensation

Compensation of Supervisory Board and Executive Board Members
Pursuant to the “say on pay” regime applicable to companies listed on the regulated market of Euronext in Paris, the payment of compensation (whether fixed, variable or exceptional) attributed for a financial year to the Chairman of the Supervisory Board, the Chairman of the Executive Board and any members of the Executive Board is subject to approval at the next ordinary general meeting (ex-post vote). Therefore, all payments of variable or exceptional compensation for the year ended December 31, 2025 detailed below will be submitted for approval to the next annual combined shareholders’ meeting to be held to, among others, approve the financial statements for the year ended December, 2025.
The aggregate compensation paid and benefits in kind granted by us to our current executive board members and supervisory board members, including share-based compensation, for the year ended December 31, 2025 was €4,826,366. The total amount set aside or accrued to provide pension, retirement or similar benefits was € 20,639 for the year ended December 31, 2025.

Executive Board Compensation
The following table sets forth information regarding the compensation earned by our executive board members for service on our executive board during the year ended December 31, 2025.

Name	Fixed Compensation (€)	Bonus (€)	Stock Options (€)	All Other Compensation (€)	Total (€)
Dr. Laurent Levy, Ph.D.	460,000(1)	364,320(3)	1,026,833 (5)	20,639(6)	€1,871,792
Ms. Anne-Juliette Hermant	260,000(2)	154,440(3)	203,333(7)	—	€617,773
Mr. Bart Van Rhijn	420,478(2)(10)	179,754(3)(10)	386,333(8)	—	€961,763
Mr. Louis Kayitalire	415,000(2)	188,196(4)	305,000(9)	—	€944,100
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
Upon the Appointments and Compensation Committee’s and according to the 2024 compensation policy applicable to the mechanism relating to bonus with regard to the assessment of their respective performance, the final performance evaluation rated by the Appointments and Compensation Committee and validated by the Supervisory Board has been for (1) Laurent Levy to 110%, (2) Bart Van Rhijn to 90%, (3) Anne-Juliette Hermant to 110% and (4) Louis Kayitalire to 100%. Furthermore, the Supervisory Board has established the performance of the Company objectives to 120%. Therefore, the Supervisory Board has decided to submit to the approval of shareholders at the 2025 annual general assembly a final variable remuneration for Laurent Lévy, Bart Van Rhijn, Anne-Juliette Hermant and Louis Kayitalire for 2024 of, respectively 132%, 108%, 132% and 120% of their bonus.
(5) Reflects the valuation of 505,000 stock options granted during the year ended December 31, 2025.
(6) Reflects the value of premiums paid for an unemployment insurance policy with the Garantie Sociale des Chefs et Dirigeants d’Entreprise.
(7) Reflects the valuation of 100,000 stock options granted during the year ended December 31, 2025
(8) Reflects the valuation of 190,000 stock options granted during the year ended December 31, 2025
(9) Reflects the valuation of 150,000 stock options granted during the year ended December 31, 2025
(10) Amount converted into euros (1€ = $1,175).
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
The shareholders’ general meeting held on May 19, 2025 set such compensation to an annual aggregate amount of up to €431,250 for the 2025 financial year and for each subsequent financial year, until a decision to the contrary is made by the shareholders of the Company at any further annual shareholders' meeting, as it might be the case in the 2026 annual shareholders’ meeting.
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
The following table sets forth information regarding the compensation earned by our supervisory board members and our supervisory board observer for service on our supervisory board during the year ended December 31, 2025.

Name	Fees earned (€)	Additional fees earned (€)	Equity Incentives (€)	Total (€)
Dr. Gary Phillips	75,000	37,500	—	112,500
Ms. Anne-Marie Graffin	45,000	22,500	—	67,500
Dr. Alain Herrera, M.D.	40,000	20,000	—	60,000
Mr. Enno Spillner	50,000	25,000	—	75,000
Dr. Margaret Liu (1)	37,917	18,958	—	56,875
Ms. Anat Naschitz (2)	39,375	19,687	—	59,062
(1) Dr Margaret Liu was appointed as member of the Nomination & Compensation Committee. on 19 May 2025; their compensation is prorated accordingly.
(2) Ms Anat Naschitz was appointed as member of the Audit Committee on 19 May 2025; their compensation is prorated accordingly.

Unemployment Insurance
We purchased officer unemployment insurance (assurance perte d’emploi des dirigeants – GSC) for our Chairman of the executive board, Dr. Laurent Levy, for each of the 2023, 2024 and 2025 fiscal years, at an annual cost of €19,276, and €20,317, and €20,639 respectively.

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

Employment Agreement with Bart Van Rhijn
We have entered into an employment agreement with our Chief Financial and Business Officer and member of our executive board, Mr. Bart Van Rhijn, effective June 1, 2021. Under the employment agreement, Mr. Van Rhijn is entitled to an annual base salary of $390,668 in 2022 (and variable compensation in an amount up to 50%), $438,000 in 2023 (and variable compensation in an amount up to 40%) $455,000 in 2024 and 2025 (and variable compensation in an amount based on 45% of the annual base salary), depending on the achievement of specified performance objectives. The agreement provides for a 12-month non-compete period following the termination of employment. Unless the Company decides not to apply this non-compete provision by way of a waiver, Mr. Van Rhijn is entitled to compensation during the non-compete period at a rate equal to 80% of his annual base salary and variable compensation. Further, the agreement provides for an exclusivity undertaking during the term of the agreement, and a confidentiality undertaking for the term of the agreement and at all times thereafter. This employment agreement may be terminated by both Mr. Van Rhijn subject to a two-week notice period and by us with or without prior notice.
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

Employment Agreement with Anne-Juliette Hermant
On April 1, 2019, we entered into a permanent employment agreement (contrat à durée indéterminée) with our Chief People Officer and member of our executive board, Ms. Anne-Juliette Hermant. Ms. Hermant was entitled to an annual base salary of €210,000 in 2022 and 2023 (and variable compensation in an amount based on 50%), €260,000 in 2024 and 2025 and variable compensation in an amount based on 45% of the annual base salary, depending on the achievement of specified performance objectives. The agreement provides for a 12-month non-compete period following the termination of employment. Unless the Company decides not to apply this non-compete provision by way of a waiver, Ms. Hermant is entitled to monthly compensation during the non-compete period of two-thirds of her gross monthly compensation for her last month of service with us. Further, the agreement provides for an exclusivity undertaking during the term of the agreement, and a confidentiality undertaking for the term of the agreement and 10 years thereafter. This employment agreement may be terminated by both Ms. Hermant and us under the conditions provided for by regulation and the collective labor agreement applicable to the employee, and subject to a three-month prior notice.
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

Employment Agreement with Louis Kayitalire
On August 1, 2023, we entered into a permanent employment agreement (contrat à durée indéterminée) with our Chief Medical Officer and member of our executive board, Mr. Louis Kayitalire. Mr. Kayitalire is entitled to an annual base salary of €400,000 in 2023 (and variable compensation in an amount based on 50%) and €415,000 in 2024 and 2025, and variable compensation in an amount based on 45% of the annual base salary, depending on the achievement of specified performance objectives. The agreement provides for a 12-month non-compete period following the termination of employment. Unless the Company decides not to apply this non-compete provision by way of a waiver, Mr. Kayitalire is entitled to monthly compensation during the non-compete period of two-thirds of her gross monthly compensation for her last month of service with us. Further, the agreement provides for an exclusivity undertaking during the term of the agreement, and a confidentiality undertaking for the term of the agreement and 10 years thereafter. This employment agreement may be terminated by both Mr. Kayitalire and us under the conditions provided for by regulation and the collective labor agreement applicable to the employee, and subject to a three-month prior notice.
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
As of December 31, 2025, founders’ warrants, warrants, employee stock options and free shares were outstanding allowing for the issuance or purchase of an aggregate of 4,985,304 ordinary shares (assuming that such instruments’ vesting conditions are met) at a weighted average exercise price, if any, of €6.42 per ordinary share. This weighted average exercise price excludes free shares from the computation as an exercise price in that case does not apply.

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
As of December 31, 2025, the following types of founders’ warrants that we have issued are outstanding:

Grant	BSPCE 2015-01 (1)	BSPCE 2015-03 (1)	BSPCE 2016 O (1)	BSPCE 2016 P (1)	BSPCE 2017 O (1)	BSPCE 2017 (1)
Date of the shareholders' meeting	18-juin-14	18-juin-14	25-juin-15	25-juin-15	23-juin-16	23-juin-16
Grant date	10-févr-15	10-juin-15	02-févr-16	02-févr-16	07-janv-17	07-janv-17
Total number of BSPCE authorized	450,000	450,000	450,000	450,000	450,000	450,000
Total number of BSPCE granted	71,650	53,050	126,400	129,250	117,650	80,000
Starting date of the exercise of the BSPCE	February 10, 2016	June 10, 2016	February 2, 2017	February 2, 2016	January 7, 2017	January 7, 2017
BSPCE expiry date (2)	February 10, 2025	June 10, 2025	February 2, 2026	February 2, 2026	January 7, 2027	January 7, 2027
Exercise price per BSPCE	€18.57	€20.28	€14.46	€14.46	€15.93	€15.93
Number of shares subscribed as of December 31, 2025	—	—	30,300	42,900	3,000	—
Total number of BSPCEs lapsed or cancelled as of December 31, 2025	71,650	53,050	29,250	31,150	20,600	—
Total number of BSPCEs outstanding as of December 31, 2025	—	—	66,850	55,200	94,050	80,000
Total number of shares available for subscription as of December 31, 2025	—	—	66,850	55,200	94,050	80,000
Maximum total number of shares that can be issued	—	—	66,850	55,200	94,050	80,000
(1) As of December 31, 2025, all outstanding BSPCEs may be exercised.
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
As of December 31, 2025, the following types of warrants that we have issued are outstanding:

Grant	BSA 2015-1 (1)	BSA 2015-2(a) (2)	BSA 2018-2 (3)	BSA 2019-1 (3)	BSA 2020 (3)	BSA 2021(a) (4)
Date of the shareholders meeting	June 18, 2014	June 18, 2014	May 23, 2018	May 23, 2018	April 11, 2019	November 30, 2020
Grant date	February 10, 2015	June 25, 2015	July 27, 2018	March 29, 2019	March 17, 2020	April 20, 2021
Total number of BSA authorized	100,000	100,000	140,000	140,000	500,000	650,000
Total number of BSA granted	26,000	64,000	5,820	18,000	18,000	48,103
Starting date of the exercise of the BSA	February 10, 2015	June 25, 2015	July 27, 2018	March 29, 2019	March 17, 2020	April 20, 2021
BSA expiry date(5)	February 10, 2025	June 25, 2025	July 27, 2028	March 29, 2029	March 17, 2030	April 20, 2031
Exercise price per BSA	€17.67	€19.54	€16.10	€11.66	€6.59	€13.47
Number of shares subscribed as of December 31, 2025	—	—	—	—	—	—
Total number of forfeited or cancelled BSAs as of December 31, 2025	26,000	64,000	—	—	—	33,672
Total number of BSAs outstanding as of December 31, 2025	—	—	5,820	18,000	18,000	14,431
Total number of shares available for subscription as of December 31, 2025	—	—	—	—	—	14,431
Maximum total number of shares that can be issued	—	—	5,820	18,000	18,000	14,431
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
(2) All of the BSAs may be exercised, provided that on the day the BSA is exercised, the market value of a Nanobiotix share shall be at least equal to €50.
(3) All BSAs may be exercised, provided that on the day the BSA is exercised, the market value of a Nanobiotix share shall be at least equal to €40.
(4) All outstanding BSAs may be exercised, provided that, on the day the BSA is exercised, (i) the relevant holder has attended at least 75% of the Supervisory Board meetings held during the 12-months preceding the exercise of the warrants or, as the case may be, the date the holder ceases to be part of the Group, and (ii) the recommended dose for two out of the three patient cohorts enrolled in Study 1100 has been determined in order to define the next steps of the immuno-oncology development plan, it being specified that (i) the Executive Board, with the prior approval of the Supervisory Board, shall acknowledge the satisfaction of such condition and (ii) such condition shall automatically be waived in the event of a change of control.
(5) See also “—Warrants (BSA)—Term” and “—Warrants (BSA)—Change in Control.”

Stock Options (OSA)
During the year 2025, we have granted stock options to our employees and the employees of our subsidiaries pursuant to the 2025 Stock Option Plan (“2025 Plan”), which was adopted by our executive board on February 18, 2025 and May 16,2025 and approved by our shareholders during the combined shareholders’ meeting held on May 28, 2024.
Our executive board has also previously adopted the 2023 Stock Option, 2022 Stock Option, the 2021 Stock Option Plan, 2020 Stock Option Plan, the 2019 Stock Option Plan, the LLY 2019 Plan, the 2018 Stock Option Plan, the 2017 Stock Option Plan and the 2016 Stock Option Plan (collectively, the “Former Plans” and together with the 2025 Plan, the “Stock Option Plans”).
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

As of December 31, 2025, the following types of stock options that we have issued are outstanding:

Grant	OSA 2016-1 P (1)	OSA 2016-2 (2)	OSA 2017 O (3)	OSA 2018 (4)	OSA 2019-1 (5)	OSA LLY 2019 (6)	OSA 2020 (7)	OSA 2021-04 O (8)
Date of the shareholders meeting	June 25, 2015	June 23, 2016	June 23, 2016	June 14, 2017	May 23, 2018	April 11, 2019	April 11, 2019	November 30, 2020
Grant date	February 2, 2016	November 3, 2016	January 7, 2017	March 6, 2018	March 29, 2019	October 24, 2019	March 11, 2020	April 20, 2021
Total number of stock options authorized	450,000	450,000	450,000	526,800	648,000	500,000	500,000	850,000
Total number of stock options granted	6,400	4,000	3,500	62,000	37,500	500,000	407,972	143,200
Starting date of the exercise of the stock options	February 2, 2017	November 3, 2017	January 8, 2018	March 7, 2019	March 30, 2021	October 24, 2019	March 11, 2021	April 20, 2022
Stock options expiry date(18)	February 2, 2026	November 3, 2026	January 7, 2027	March 6, 2028	March 29, 2029	October 24, 2029	March 11, 2030	April 20, 2031
Exercise price per stock option	€13.05	€14.26	€14.97	€12.87	€11.08	€6.41	€6.25	€13.74
Number of shares subscribed as of December 31, 2025	—	—	—	—	—	—	53,900	—
Total number of stock options lapsed or cancelled as of December 31, 2025	6,000	—	3,000	12,000	12,750	—	47,265	104,668
Total number of stock options outstanding as of December 31, 2025	400	4,000	500	50,000	24,750	500,000	306,807	38,532
Maximum number of shares available for subscription as of December 31, 2025	400	4,000	500	50,000	24,750	50,000	306,807	38,532
Maximum total number of shares that can be issued	400	4,000	500	50,000	24,750	500,000	306,807	38,532

Grant	OSA 2021-04 P (9)	OSA 2021-06 P (10)	OSA 2021-06 O (11)	OSA 2022-06 P (12)	OSA 2022-06 O (13)	OSA 2023-01 O (14)	OSA 2024-01 O (15)	OSA 2025-01 O (16)	OSA 2025-02 O (17)
Date of the shareholders meeting	November 30, 2020	November 30, 2020	April 28, 2021	April 28, 2021	April 28, 2021	June 27, 2023	May 23, 2024	May 28, 2024	February 18, 2025
Grant date	April 20, 2021	June 21, 2021	June 21, 2021	June 22, 2022	June 22, 2022	July 20, 2023	May 23, 2024	February 18, 2025	May 16, 2025
Total number of stock options authorized	1,000,000	1,000,000	850,000	1,000,000	850,000	1,700,000	1,700,000	1,300,000	1,300,000
Total number of stock options granted	428,000	60,000	60,000	170,400	410,500	338,860	1,224,780	8,000	1,241,005
Starting date of the exercise of the stock options	April 20, 2022	June 21, 2022	June 21, 2022	June 22, 2023	June 22, 2023	July 20, 2023	May 23, 2024	February 18, 2025	May 16, 2025
Stock options expiry date(18)	April 20, 2031	June 21, 2031	June 21, 2031	June 22, 2032	June 22, 2032	July 20, 2033	May 23, 2034	February 18, 2035	May 16, 2026
Exercise price per stock option	€13.74	€12.99	€12.99	€4.16	€4.16	€5.00	€5.81	3.36 €	2.97 €
Number of shares subscribed as of December 31, 2025	—	—	—	510	17,734	—	25,286	—	100
Total number of stock options lapsed or cancelled as of December 31, 2025	87,400	—	—	46,700	30,500	20,000	5,350	—	1
Total number of stock options outstanding as of December 31, 2025	340,600	60,000	60,000	123,190	362,266	318,860	1,194,144	8,000	1,240,904
Maximum number of shares available for subscription as of December 31, 2025	34,060	6,000	60,000	30,319	362,266	106,287	398,048	—	—
Maximum total number of shares that can be issued	340,600	60,000	60,000	123,190	362,366	318,860	1,194,144	8,000	1,240,904

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
(8) All of the outstanding OSA 2021-04 O may be exercised.
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
(11) All of the outstanding OSA 2021-06 O may be exercised.
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
(13) All of the outstanding OSA 2022-06 O may be exercised.
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
(16) The outstanding OSA 2025-01 Ordinary may be exercised as follows:
• up to one-third of the OSA 2025-01 Ordinary as from February 18, 2026;
• an additional one-third of the OSA 2025-01 Ordinary as from February 18, 2027; and
• the balance, i.e., one-third of the OSA 2025-01 Ordinary as from February 18, 2028, subject to, for each increment, a continued service condition
(17) The outstanding OSA 2025-02 Ordinary may be exercised as follows:
• up to one-third of the OSA 2025-02 Ordinary as from May 16, 2026;
• an additional one-third of the OSA 2025-012Ordinary as from May 16, 2027; and
• the balance, i.e., one-third of the OSA 2025-02 Ordinary as from May 16, 2028, subject to, for each increment, a continued service condition
(18) See also “ Stock Options (OSA) Term” and “—Stock Options (OSA)—Change in Control.”

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
2.For foreign tax residents, if the change in control occurs before the second anniversary of the grant, on the first anniversary of the grant, it being specified that the relevant free shares will then be subject to a year-long holding period as from their date of acquisition.
As of December 31, 2025, there are no outstanding free shares.

Grant	AGA 2023 - P1 (1)	AGA 2023 - P2 (2)
Date of the shareholders meeting	June 27, 2023	June 27, 2023
Grant date	June 27, 2023	June 27, 2023
Total number of free shares authorized	1,200,000	1,200,000
Total number of free shares granted	427,110	439,210
Date of acquisition (end of the acquisition period)	June 27, 2025	June 27, 2025
Duration of the holding period	1 year	1 year
Number of shares acquired as of December 31, 2025	392,060	417,760
Total number of free shares lapsed or cancelled as of December 31, 2025	35,050	21,450
Total number of free shares outstanding as of December 31, 2025	—	—
Maximum total number of shares that may be created	—	—
(1) The AGA 2023 P1 granted to members of the executive board are conditioned upon the achievement of three of the seven below events in the next 24 months upon attribution:
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
(2) The AGA 2023 P2 granted to members of the executive board or employees are conditioned upon the achievement of the conditions below in the next 24 months upon attribution:
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
(3) See also “—Free Shares (AGA)—Vesting” and “—Free Shares (AGA)—Change In Control.”

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
Members of our supervisory board are elected, re-elected and may be removed, with or without cause, at a shareholders general meeting with a simple majority vote of our shareholders. Pursuant to our By-laws, the members of our supervisory board are elected for four-year terms. In accordance with French law, our By-laws also provide that any vacancy on our supervisory board resulting from the death or resignation of a member, provided there are at least three members remaining, may be filled by a majority vote of our members then in office provided that there has been no shareholders meeting since such death or resignation. Members chosen or appointed to fill a vacancy are elected by the supervisory board for the remaining duration of the current term of the replaced member. The appointment must then be ratified at the next shareholders general meeting. In the event the supervisory board would be composed of less than three members as a result of a vacancy, the remaining members shall immediately convene a shareholders general meeting to elect one or several new members so there are at least three members serving on the supervisory board, in accordance with French law. In addition, any appointment made in violation of the gender equality rule described above that is not remedied within six months of such appointment, will be null and void.
We currently have six members of the supervisory board. The following table sets forth the names of the members of the supervisory board and of the observers, the year of their initial appointment as members or observer of the supervisory board and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Current Term Expiration Year (Annual Shareholders' Meeting to be called to approve the (Y-1) financial statements)
Dr. Gary Phillips	Chairman	2021	2027
Ms. Anne-Marie Graffin	Vice Chairwoman	2013	2028
Dr. Alain Herrera, M.D.	Member	2013	2028
Mr. Enno Spillner	Member	2014	2029
Dr. Margaret Liu	Member	2025*	2029
Ms. Anat Naschitz	Member	2025*	2029
*Nomination as observer ratified at the May 19th , 2025 Nanobiotix shareholders’ meeting; at this meeting, the Nanobiotix shareholders voted to appointment as member of Dr Liu and Ms Naschitz as members of the supervisory board.
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

Corporate Governance Practices
As a French société anonyme listed on the regulated market of Euronext in Paris, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Select Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq listing standards permit foreign private issuers to follow home country corporate governance practices in lieu of the Nasdaq rules, with certain exceptions. Certain corporate governance practices in France may differ significantly from the Nasdaq corporate governance listing standards. For example, neither the corporate laws of France nor our By-laws require that (i) a majority of our directors be independent, (ii) our compensation committee include only independent directors, or (iii) our independent directors hold regularly scheduled meetings at which only independent directors are present. Other than as set forth below, we currently intend to comply with the corporate governance listing standards of Nasdaq to the extent possible under French law. However, we may choose to change such practices to follow home country practices in the future. The Company applies the Middlenext code, which recommends that at least two members of the Supervisory Board be independent (as such term is defined under the code).
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
Under French law, the audit committee may only have an advisory role and the appointment of our statutory auditors, in particular, must be approved by our shareholders at our annual meeting. Therefore, in accordance with Rule

10A-3, our audit committee only has an advisory role with respect to the aforementioned responsibilities. Under French law, an audit committee may have only two members, whereas Nasdaq listing standards require a three-member audit committee. We currently have three members on our audit committee.
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
▪monitoring the audit of the annual consolidated accounts and the audit of the Company’s Internal Control Over Financial Reporting (ICOFR) performed by the statutory auditors;
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
Currently, the audit committee is comprised of three members: Enno Spillner (chairman and independent member), Anat Naschitz and Gary Phillips (independent members). The Supervisory Board has determined that Enno Spillner is an “audit committee financial expert,” as defined by SEC rules and regulations, and that each member qualifies as financially sophisticated under the Nasdaq listing rules.
The audit committee met three (3) times during the 2025 financial year.

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
The appointments and compensation committee shall be comprised of at least two members from and appointed by the Supervisory Board. No member of the appointments and compensation committee may be a person exercising any management function within the Company and its subsidiaries. Currently, the appointments and compensation committee is comprised of four members: Anne-Marie Graffin (chairman and independent member), Dr. Margaret A.Liu, Dr. Alain Herrera and Gary Phillips (independent members).
The Appointments and Compensation Committee met four (4) times during the 2025 financial year.

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

D. Employees
As of December 31, 2025, we had 97 employees. Of our employees 66 are engaged in research and development and 24 hold a doctorate in medicine, pharmacy or science.
As of December 31, 2025, 88 of our employees were located in Europe and 9 of our employees were located in the United States. None of our employees is subject to a collective bargaining agreement.
We consider our relationship with our employees to be good.
E. Share Ownership
For information regarding the share ownership of our Supervisory and Executive Board members, see “Item 6B.Compensation” and “Item 7A. Major Shareholders.”

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 for:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
•each of our supervisory board members and executive board members; and
•all of our supervisory board members and executive board members as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of December 31, 2025. The percentage ownership information shown in the table is based, upon 48,410,068 ordinary shares outstanding as of December 31, 2025. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to founders’ warrants, warrants, stock options and free shares held by that person that are immediately exercisable or exercisable within 60 days of December 31, 2025.
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
The information in the table below is based on information furnished to us over the time or ascertained by us from public filings made by the shareholders in France. Except as otherwise indicated in the table below, addresses of the supervisory board members, executive board members and named beneficial owners are in care of Nanobiotix S.A., 60, rue de Wattignies, 75012 Paris, France.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned
	Number of shares	%	Number of voting rights	%
5% Shareholders
Johnson & Johnson Innovation-JJDC, Inc.(1)	5,623,816	11.62	5,623,816	11.23
Entities affiliated with Invus Public Equities, L.P.(2)	5,844,592	12.07	5,844,592	11.67
Qatar Investment Authority(3)	4,298,507	8.88	4,298,507	8.58
Supervisory Board and Executive Board Members:
Laurent Levy, Ph.D.(4)	2,356,880	4.87	3,200,940	6.39
Anne-Juliette Hermant (5)	446,745	0.92	586,745	1.17
Bart Van Rhijn(6)	687,086	1.42	687,086	1.37
Louis Kayitalire(7)	156,220	0.32	156,220	0.31
Alain Herrera, M.D.	—	[*]	—	[*]
Anne-Marie Graffin	7,400	0.02	7,400	0.01
Gary Phillips	13,600	0.03	13,600	0.03
Enno Spillner	4,000	0.01	4,000	0.01
Margaret Liu, M.D.	—	[*]	—	[*]
Anat Naschitz	—	[*]	—	[*]
All Supervisory Board and Executive Board members as a group (10 persons)	3,671,931	7.59	4,655,991	9.29
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
(4)Consists of 1,394,262 ordinary shares and 962,588 ordinary shares issuable upon exercise of founders’ warrants and stock options.
(5)Consists of 241,708 ordinary shares and 205,037 ordinary shares issuable upon exercise of stock options.
(6)Consists of 410,747 ordinary shares and 330,339 ordinary shares issuable upon exercise of stock options.
(7)Consists of 156,220 ordinary shares issuable upon exercise of stock options.

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
Shareholders in the United States
As of December 31, 2025, we estimate that approximately 28% of our outstanding ordinary shares were held in the United States.

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
Equity Awards
Since January 1, 2026, we have not granted equity awards to any of our supervisory board members and executive officers.
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
As the exclusive and worldwide licensee of JNJ-1900 (NBTXR3), which is currently a core asset of Nanobiotix, Janssen may be deemed to possess significant influence in respect of some operating policy decisions as defined by IAS 24, but not control. Payments to Nanobiotix by Janssen during the year ended December 31, 2025 pursuant to the foregoing agreements are discussed in “Note 16 - Revenues and other income” and “Note 24 - Related Parties” to the audited financial statements included in this Annual Report.

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
Upon recommendation of our executive board, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders. The amount of our share capital plus the amount of our legal and other reserves which may not be distributed was equal to €1.5 million on December 31, 2025. Moreover, the statutory accumulated deficit of Nanobiotix S.A. is €361.9 million as of December 31, 2025.
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

C. Material Contracts
For additional information on our material contracts entered into during the two years immediately preceding the date of the filing of this Annual Report, please refer to “Item 4B. Business Overview”, “Item 5B. Liquidity and Capital Resources” and “Item 7B Related Party Transactions” of this Annual Report.

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
Although the matter is not free from doubt, we do not believe that we were a PFIC for the taxable year ended December 31, 2025. However it is possible that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025 and potentially future taxable years No assurances may be given at this time as to our PFIC status for the taxable year ending December 31, 2026 or subsequent taxable years. The PFIC status must be determined annually and therefore is subject to change. Because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the amount and nature of our income (including whether reimbursements of certain refundable research tax credits may constitute gross income for purpose of the PFIC income test), as well as on the market valuation of our assets (which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may fluctuate substantially) and our spending schedule for our cash balances, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we were a PFIC for the taxable year ended December 31, 2025 or that the IRS will agree with our position regarding our PFIC status. If we are a PFIC during any taxable year in which you hold ADSs, then the remainder of the discussion under “Taxation—Material U.S. Federal Income Tax Considerations,” outside of this “—PFIC Considerations” portion may also be relevant to you. U.S. holders should consult their tax advisors as to the applicability of the PFIC rules.
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
Dividends received generally will be income from non-U.S. sources, which may be relevant in calculating your U.S. foreign tax credit limitation. Such non-U.S. source income generally will be “passive category income,” or in certain cases “general category income” or “foreign branch income”, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. Further, certain Treasury regulations addressing foreign tax credits, or the "Foreign Tax Credit Regulations, " impose additional requirements for foreign taxes to be eligible for a foreign tax credit if the relevant taxpayer does not elect to apply the benefits of an applicable income tax treaty, and there can be no assurance that those requirements will be satisfied. Recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance).. The rules with respect to the foreign tax credit are complex and involve the application of rules that depend upon a U.S. holder’s particular circumstances. You should consult your own tax advisor to determine the foreign tax credit implications of owning the ADSs, including under the Foreign Tax Credit Regulations.
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

Taxation of Sale, Exchange or other Disposition of ADSs
U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder and you sell, exchange or otherwise dispose of your ADSs, you generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the value of the amount realized and your tax basis in your ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if you have held the ADSs for more than one year. Long-term capital gains of U.S. holders who are individuals (as well as certain trusts and estates) are generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations. As discussed above under “—PFIC Considerations,” it is possible that that we were a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2025 (and that we may be a PFIC for the current or future taxable years).
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
A list of French relevant companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the French Tax Code is published annually by the French tax authorities, and could be amended at any time. Pursuant to the French tax authorities' guidelines BOI-ANNX-000467-17/12/2025 issued on December 17, 2025.Nanobiotix is currently not included in such list given our market capitalization did not exceed €1 billion. Please note that such list may be updated from time to time, or may not be published anymore in the future.
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

Taxation of Dividends
Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 25% for payment benefiting legal entities or persons who are the beneficial owners and are not tax residents. Such withholding tax may be reduced to 12.8% for dividends benefitting individuals who are the beneficial owners and are not French tax residents. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, other than those mentioned in 2° of 2 bis of the same Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories. The list of non-cooperative State or territory is published by decree and is in principle updated annually.
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
Otherwise, dividends paid to a U.S. Holder that is a legal person or another legal entity and has not filed Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 25%, or 75% for any U.S. Holder if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC other than those mentioned in 2° of 2 bis of the same Article 238-0 A of the FTC) (unless the company proves that neither the purpose nor the effect of paying the dividend in that State or territory are that of allowing, with the intent of tax evasion or avoidance, their location in such a State or territory), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty Forms 5000 and 5001 (due to recent case law regarding status of limitation for filing a withholding tax claim; U.S. Holders are advised to consult their own tax advisors in this respect).
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
Particularly, a U.S. Holder who is a U.S. tax resident for purposes of the Treaty and is entitled to Treaty benefit will not be subject to French tax on any such capital gain unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. U.S. Holders who own ordinary shares or ADSs through U.S. partnerships that are not residents for Treaty purposes are advised to consult their own tax advisors regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. Holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC) and has held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives, will be subject to a levy in France at the rate of 25%, if such U.S. Holder is a legal person, or 12.8%, if such U.S. Holder is an individual.
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

F. Dividends and Paying Agents
Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display
We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our supervisory and executive board members and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In the case of supervisory and executive board members, the exemption from reporting obligations under Section 16 arises from an SEC order determining that currently applicable Market Abuse Regulations in the EU are substantially similar to the reporting requirements of Section 16. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we file with the SEC an Annual Report containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we submit semi-annual interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K.
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk
We use the euro as our functional currency and the substantial majority of our operations are denominated in euros. Exposure to foreign currency exchange risk is mainly derived from certain of its revenue. Under the Global License Agreement with Janssen, and the Asia Licensing Agreement (former LianBio contract), we have received payments in U.S dollars. During the year ended December 31, 2025 we issued the Royalty Financing instrument (see Note 4.6 - Royalty Financing Agreement to the financial statements included elsewhere in this Annual Report) which is denominated in U.S. Dollars and must be remeasured at each reporting date in accordance with IAS 21. Any resulting exchange differences should be recognized in profit or loss.
Additionally, we are also exposed through intra group transactions between Nanobiotix S.A. and its U.S. subsidiaries, for which the functional currency is the U.S. dollar, as well as trade relations with customers and suppliers outside the euro zone.
At this stage of our development, a foreign exchange risk management policy has been implemented by the Company to protect its business against exchange rate fluctuations, but it is still limited at closing date; the Company has subscribed to two hedging instruments in December 2025 (EUR call / USD put and EUR put / USD call), each with a notional of $5.0 million and a maturity date of February 24, 2026 (see Note 15 - Financial Instruments included in the statement of financial position and impact on income to the financial statements included elsewhere in this Annual Report). However, a significant increase in its business activity outside the euro zone could lead to a greater exposure to foreign currency exchange risk. If this occurs, the Company may implement a more developed foreign exchange risk management policy for these risks.
As of December 31, 2025, we recorded net foreign exchange losses for an amount of €3.2 million, compared to net foreign exchange gains of €3.0 million as of December 31, 2024, foreign exchange impacts being mainly driven by EUR conversion effect on short term deposits transactions denominated in U.S. dollars.
Interest Rate Risk
The Company's exposure to interest rate risk is primarily related to cash equivalents and investment securities, which consist of term deposits. Changes in interest rates have a direct impact on the interest earned from these investments and the cash flows generated.
As of December 31, 2025 loans issued by the Company are exclusively fixed rate loans and thus our exposure to interest rate and market risk is deemed low.
Variable interests on the EIB loan and HCRx loan are royalty-based and are not subject to market rate risks.

Liquidity risk
Liquidity risk arises from the Company’s financial liabilities and significant operating expenses related to development and manufacturing of nanotechnology products and conducting clinical studies. The Company has incurred operating losses since its inception in 2005 and expects to continue to incur significant losses in the near term.
As of December 31, 2025, the Company had cash and cash equivalents of €52.8 million.
The Company’s current level of cash and cash equivalents is expected to be sufficient to meet its projected financial obligations and fund its operations beyond the next twelve months from the date of this annual report.
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
As of December 31, 2025, the Company signed an agreement related to the Royalty Financing, the liquidity risk could arise:
–If the condition for the second tranche is not met, the company will not be able to draw the second installment of $21 million.
–If the royalty receivables - based on annual net sales of the licensed product – and certain regulatory and commercial milestones receivables are insufficient to repay the Royalty Financing agreement by December

31, 2030, this would trigger an increase in the contractual multiple from 175% to 250%. Such increase would result in a higher total repayment obligation.

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
The Company’s exposure to credit risk chiefly stems from trade receivables for one customer (Janssen) as of December 31, 2025. Due to the limited number of customers, the Company appropriately monitors its receivables and their payment and clearance. The Company enters into such transactions only with highly reputable, financially sound counterparts.
The Royalty Financing instrument is non-recourse instrument. In the event of a shortfall, and if the aggregate amount of the receivables placed in the trust as of the final maturity date is less than the shortfall amount, bondholders’ recourse is limited to the repayment of the then-outstanding nominal value (i.e. current nominal value) at the final maturity date.

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
Based on the foregoing, our Chairman of the Executive Board (principal executive officer) and chief financial and business officer (principal financial officer) have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective at the reasonable assurance level.
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
Under the supervision and with the participation of our management, including our Chairman of the Executive Board (principal executive officer) and our chief financial and business officer (principal financial officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the guidelines established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on that assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles.
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

C. Attestation Report of the Registered Public Accounting Firm
As of December 31, 2025, we are no longer “emerging growth company” and are now required to comply with Section 404(b) of the Sarbanes-Oxley Act and our registered public auditor is now required to attest to and report on the effectiveness of our internal controls over financial reporting.

The effectiveness of the Company’s internal control over financial reporting has been audited by KPMG S.A., independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2025.
See report of KPMG S.A. included under Item 19. - "Report of independent registered public accounting firm” on page F-4.
D. Changes in Control over Financial Reporting
There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fiscal year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED
Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Currently, our audit committee is comprised of three members: Mr. Enno Spillner (chairman), Mr. Gary Phillips and Anat Naschitz (independent members). Our supervisory board has determined that Mr. Spillner is an “audit committee financial expert,” as defined by SEC rules and regulations, and that each member qualifies as financially sophisticated under the Nasdaq listing rules. Messrs. Spillner and Phillips are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG SA has served as our independent registered public accounting firm for 2025 and 2024. Ernst & Young et Autres, or Ernst & Young, has served as our independent registered public accounting firm for 2023. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended December 31,
(in thousands of euros)	2025	2024	2023
Audit Fees	800	684	747
Audit-Related Fees	110	14	166
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	910	698	913
The Audit Fees 2024 and 2025 above mentioned only related to KPMG SA.
Additional fees for Ernst & Young in connection with the audit procedures of the 2023 comparative financial statements amounted to €60 thousand recorded in 2025 period as incurred, as compared to €138 thousand in 2024.
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

Audit and Non-Audit Services Pre-Approval Policy
Under French law applicable to the Company as a foreign private issuer, the audit committee’s responsibilities or powers with respect to appointing, setting compensation of the independent registered public accounting firm matter may be advisory. The audit committee has responsibility for overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from us and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the audit committee, it requires specific pre-approval by the audit committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the audit committee. All audit and non-audit services rendered by our independent registered public accounting firm in 2025 were pre-approved by the audit committee.
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
Under French law, the audit committee may only have an advisory role and the appointment of our statutory auditors, in particular, must be approved by our shareholders at our annual meeting. Therefore, in accordance with Rule 10A-3, our audit committee only has an advisory role with respect to the aforementioned responsibilities. Under French law, an audit committee may have only two members, whereas Nasdaq listing standards require a three-member audit committee. We follow French home country practice; however, we currently comply with these Nasdaq rules regarding the number of audit committee members. French law does not require our independent directors to hold regularly scheduled meetings at which only independent directors are present. We currently to follow home country practice in this regard, although, if the independent directors decide to meet in such executive sessions, they may do so.
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

ITEM 18. FINANCIAL STATEMENTS
See pages F-1 through F-68 of this Annual Report.

ITEM 19. EXHIBITS
Exhibit Index

The following exhibits are filed as part of this Annual Report:

Exhibit	Number Description of Exhibit	Schedule/Form	File Number	Exhibit	File Date
1.1*	By-laws (statuts) of the registrant (English translation)	20-F	001-39777	1.1	April 2, 2025
2.1*	Deposit Agreement, by and among Nanobiotix S.A. and Citibank, N.A., as Depositary, and the holders and beneficial owners of American Depositary Shares, dated as of December 15, 2020	F-3	333-262545	4.2	February 4, 2022
2.2*	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-250707	Included in 4.2	November 20, 2020
2.3*	Description of Securities registered under Section 12 of the Exchange Act	20-F	001-39777	2.3	April 24, 2023
2.4*	Registration Rights Agreement, by and between Nanobiotix S.A. and Johnson & Johnson Innovation JJDC, Inc., dated as of September 11, 2023	20-F	001-39777	2.4	April 24, 2024
2.5*	Omnibus Restricted ADS Letter Agreement and PIPE Securities Letter Agreement, by and between Nanobiotix S.A. and Citibank, N.A., as Depositary, dated as of July 19, 2023	20-F	001-39777	2.5	April 24, 2024
4.1†^*	Finance Contract, by and between the European Investment Bank and Nanobiotix S.A., dated as of July 26, 2018 (the “EIB Finance Contract”)	F-1	333-250707	10.3	November 20, 2020
4.1.2*	Amendment to the EIB Finance Contract, by and between the European Investment Bank and Nanobiotix S.A., dated as of July 20, 2020	F-1	333-250707	10.4	November 20, 2020
4.1.3†*	Amendment Agreement No. 1 to the EIB Finance Contract, by and between the European Investment Bank and Nanobiotix S.A., dated as of October 18, 2022	20-F	001-39777	4.2	April 24, 2023
4.1.4*	Amendment Agreement n°2 in relation to the EIB Finance Contract, by and between the European Investment Bank and Nanobiotix S.A., dated as of April 18, 2024	20-F	001-39777	4.2.2	April 24, 2024
4.2†^	Consent and Amendment Letter from European Investment Bank to Nanobiotix S.A., dated as of November 24, 2025 (amending the EIB Finance Contract and the Royalty Agreement)				Filed herewith
4.3†^*	Royalty Agreement, by and between the European Investment Bank and Nanobiotix S.A., dated as of July 26, 2018	F-1	333-250707	10.5	November 20, 2020
4.3.1†	Amendment to the Royalty Agreement, by and between the European Investment Bank and Nanobiotix S.A., dated as of October 18, 2022	20-F	001-39777	4.3.1	April 24, 2023
4.3.2*	Amendment Agreement n°2 to a royalty agreement dated 26 July 2018, as amended by an amendment agreement dated 18 October 2022	20-F	001-39777	4.3.2	April 24, 2024
4.3.3†^
Royalty Agreement between the European Investment Bank and Nanobiotix S.A., originally dated July 26, 2018, and giving effect to the subsequent amendments thereto pursuant to the Amendment Agreement dated October 18, 2022, Amendment Agreement No. 2 dated April 18, 2024 and the Consent and Amendment Letter dated November 24 2025
					Filed herewith

4.4†^*	Amended and Restated Strategic Collaboration Agreement, by and between The University of Texas M.D. Anderson Cancer Center and Nanobiotix S.A., dated as of January 23, 2020	F-1	333-250707	10.6	November 20, 2020
4.4.1†^*	Amendment No. 1 to Amended and Restated Strategic Collaboration Agreement, by and between The University of Texas M.D. Anderson Cancer Center and Nanobiotix S.A., dated as of June 4, 2021	20-F	001-39777	4.4.1	April 24, 2023
4.5†*	License, Development and Commercialization Agreement, by and between Nanobiotix S.A. and LianBio Oncology Limited, dated as of May 11, 2021	20-F	001-39777	4.5	April 8, 2022
4.5.1*	Assignment Agreement of the Asia Development Agreement between LianBio and Janssen	20-F	001-39777	4.5.1	April 24, 2024
4.6*	License Agreement dated July 7, 2023 between the Company and Janssen Pharmaceutica NV, one of the Janssen Pharmaceutical Companies of Johnson & Johnson	20-F	001-39777	4.6	April 24, 2024
4.6.1†^*	Amendment to the License Agreement dated March 17, 2025 between the Company and Janssen Pharmaceutica NV, one of the Janssen Pharmaceutical Companies of Johnson & Johnson	20-F	001-39777	4.6.1	April 2, 2025
4.6.2†^*	Assignment and Assumption Agreement dated October 25, 2024 between the Company and Janssen Pharmaceutica NV, one of the Janssen Pharmaceutical Companies of Johnson & Johnson	20-F	001-39777	4.6.2	April 2, 2025
4.6.3†^*	Transition Services Agreement dated October 25, 2024 between the Company and Janssen Pharmaceutica NV, one of the Janssen Pharmaceutical Companies of Johnson & Johnson	20-F	001-39777	4.6.3	April 2, 2025
4.7*	Summary of HSBC France Loan, by and between HSBC France and Nanobiotix S.A., dated as of June 22, 2020	20-F	001-39777	4.6	April 24, 2023
4.8*	Summary of Bpifrance Loan, by and between Bpifrance Financement and Nanobiotix S.A., dated as of July 10, 2020	20-F	001-39777	4.7	April 24, 2023
4.9*	Summary of BSA Plans	F-1	333-250707	10.7	November 20, 2020
4.10*#	Summary of BSPCE Plans	F-1	333-250707	10.8	November 20, 2020
4.11*#	2016 Stock Option Plan	F-1	333-250707	10.9	November 20, 2020
4.12*#	2016-2 Stock Option Plan	F-1	333-250707	10.10	November 20, 2020
4.13*#	2017 Stock Option Plan	F-1	333-250707	10.11	November 20, 2020
4.14*#	2018 Stock Option Plan	F-1	333-250707	10.12	November 20, 2020
4.15*#	2019 Stock Option Plan	F-1	333-250707	10.13	November 20, 2020
4.16*#	LLY 2019 Stock Option Plan	F-1	333-250707	10.14	November 20, 2020
4.17*#	Summary of Free Share Plans	F-1	333-250707	10.15	November 20, 2020
4.18*#	2020 Stock Option Plan	20-F/A	001-39777	4.16	April 8, 2021
4.19*#	Summary of BSA Plan	20-F/A	001-39777	4.17	April 8, 2021
4.20*#	Summary of Free share Plan	20-F/A	001-39777	4.18	April 8, 2021
4.21*#	2021 Stock Option Plan	S-8	333-257239	99.2	June 21, 2021
4.22*#	2023 Stock Option Plan	20-F	001-39777	4.22	April 24, 2024
4.23*#	2025 Stock Option Plan	S-8	333-287272	99.2	May 14, 2025
4.24*	Autonomous First Demand Guarantee, by and between the European Investment Bank and Nanobiotix Corp., dated as of October 18, 2022	20-F	001-39777	4.21	April 24, 2023
4.25†	Subscription Agreement HcRx Nanobiotix Agreement by and between HCR Nano SPV, LLC, certain subscribers and Nanobiotix S.A., dated October 30, 2025				File herewith

4.25.1	Subscription Agreement Amendment Letter, by and between HCR Nano SPV, LLC and Nanobiotix, S.A., dated November 5, 2025				File herewith
4.26†^	Royalty Bond Support Agreement by and between HCR Nano SPV, LLC, certain subscribers and Nanobiotix S.A., dated as of October 30, 2025				File herewith
4.26.1†	First Amendment Agreement to the Royalty Bond Support Agreement, by and between HCR Nano SPV, LLC and Nanobiotix, S.A., dated as of November 14, 2025				File herewith
4.26.2†	Second Amendment Agreement to the Royalty Bond Support Agreement, by and between HCR Nano SPV, LLC and Nanobiotix, S.A., dated as of November 19, 2025				File herewith
4.26.3†	Third Amendment Agreement to the Royalty Bond Support Agreement, by and between HCR Nano SPV, LLC and Nanobiotix, S.A., dated as of November 21, 2025				File herewith
4.27†^	Royalty Bond Terms and Conditions, dated October 29, 2025 Bond Terms and Conditions, dated October 29, 2025				File herewith
8.1*	List of Subsidiaries of the Registrant	F-1	333-250707	21.1	November 20, 2020
11.1*	Insider Trading Policy	20-F	001-39777	11.1	April 2, 2025
12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Filed herewith
15.1	Consent of KPMG SA (PCAOB #1253)				Filed herewith
15.2	Consent of Ernst & Young et Autres (PCAOB #1704)				Filed herewith
97*#	Compensation Recoupment Policy	20-F	001-39777	97	April 24, 2024
101	The following materials from Nanobiotix S.A.’s Report
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

Auditor Name: KPMG SA                Auditor Location: Courbevoie, France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Supervisory Board of Nanobiotix S.A.,

Opinion on the Consolidated Financial Statements
We have audited the accompanying statements of consolidated financial position of Nanobiotix S.A. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related statements of consolidated operations, consolidated comprehensive income (loss), consolidated changes in shareholders’ equity, and consolidated cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 31, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for the Royalty Financing Agreement
As discussed in notes 4.6 and 13.1 to the consolidated financial statements, the Company entered into a Royalty Financing Agreement on October 31, 2025 with HCRx for up to $71 million structured in two installments, including a $50 million (€42.9 million) upfront payment received on December 2, 2025 and an additional installment of $21 million to be received no later than December 2026, subject to the satisfaction of certain conditions relating to ongoing clinical trials. The Royalty Financing was classified as a financial liability and is initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. As of December 31, 2025, the amortized cost of the Royalty Financing liability is €41.3 million, and its fair value is €40.3 million.

We identified the evaluation of the Company’s accounting for the Royalty Financing Agreement as a critical audit matter. Challenging and complex auditor judgement was required in assessing the Company’s accounting for the Royalty Financing Agreement, specifically, in applying the existing accounting standards to this agreement due to the complexity of its contractual terms and conditions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the royalty financing process, including a control over management’s review of the accounting treatment for the financial liability. We analyzed the Royalty Financing Agreement to gain an understanding of the contractual terms and conditions relevant to the application of technical accounting guidance. We conducted interviews with the Company’s personnel to assess the nature of the financing. We evaluated the accounting treatment applied by the Company by considering the relevant accounting literature.

Valuation of the EIB and Royalty Financing Agreements
As discussed in notes 3.2, 4.4, 4.6, and 13.1 to the consolidated financial statements, the Company entered into a financing agreement with the European Investment Bank (EIB), which was amended in 2022. In addition, the Company entered into a Royalty Financing Agreement on October 31, 2025 with HCRx for up to $71 million structured in two installments, including a $50 million (€42.9 million) upfront payment received on December 2, 2025 and an additional installment of $21 million to be received no later than December 2026, subject to the satisfaction of certain conditions relating to ongoing clinical trials. These financing liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Their subsequent fair value is disclosed in the notes to the consolidated financial statements. The amortized cost of each liability is measured by discounting the revised estimated future cash flows at the original effective interest rate. The disclosed fair value is measured using a discounted cash flow approach. As of December 31, 2025, the amortized cost of the EIB and Royalty Financing liabilities were €48.4 million and €41.3 million, respectively, and their fair values were €52.7 million and €40.3 million, respectively.

We identified the evaluation of the amortized cost and the fair value disclosure of the EIB and Royalty Financing Agreements as a critical audit matter. Subjective auditor judgment was required in evaluating key assumptions. The key assumptions included (i) the timing of the milestone payments and the sales forecasts (from which the amounts and timing of royalty-based payments are derived) used to estimate future cash flows for the amortized cost and the fair value disclosure and (ii) the probability of success and the discount rate used to estimate discounted future cash flows for the fair value disclosure. Changes to these key assumptions could have had a significant impact on the Company’s assessment of the amortized cost and the fair value disclosure of these financial liabilities. In addition, the audit effort associated with the evaluation of the key assumptions involved the use of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the EIB loan and the royalty financing processes, including controls over management’s review of the key assumptions. We involved valuation professionals with specialized skills and knowledge, who assisted in (i) evaluating the reasonableness of the timing of milestone payments, the sales forecasts, and the probability of success by assessing their consistency with external market studies and industry benchmarks, (ii) evaluating the discount rate used to measure the fair value of the financial liabilities by comparing it against a discount rate range that was independently developed using external market data and (iii) assessing the appropriateness of the Company’s methodology to estimate the fair value of its financial liabilities by:
•developing an independent estimate of the fair value of each financial liability using an alternative valuation methodology, independently developed discount rates using external market data, and the Company’s other key assumptions, and comparing the results to the Company’s fair value estimates
•performing sensitivity analyses over the key assumptions to evaluate the impact of changes in those assumptions on the independent estimate of the fair value of each financial liability.

Accounting for Amendment No 1 to the Janssen Agreement
As discussed in Notes 1, 4.1, 4.2, and 16 to the consolidated financial statements, prior to 2025, the Company entered into a global licensing, co-development, and commercialization agreement with Janssen Pharmaceutical NV (Janssen) for the investigational nanoradioenhancer NBTXR3 (Janssen Agreement) and an agreement to develop and commercialize NBTXR3 in the Asia Licensing Territory (the Asia Licensing Agreement). On March 17, 2025, the Company and Janssen executed Amendment No. 1 to the Janssen Agreement (the Amendment) which also affected the Asia Licensing Agreement. The Company concluded that the Amendment should be accounted for as a contract modification impacting the overall transaction price, which was historically allocated to the respective performance obligations of the Janssen Agreement and the Asia Licensing Agreement. For the year ended December 31, 2025, the Company recognized revenue of €29.6 million, of which €22.7 million was derived from the Janssen Agreement and no revenue from the Asia Licensing Agreement.

We identified the evaluation of the Company’s accounting for the Amendment as a critical audit matter. Challenging and complex auditor judgement was required in assessing the Company’s accounting for the Amendment due to the complexity of its contractual terms and conditions.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue process, including a control over the Company’s review of the accounting for the Amendment. We analyzed the Amendment, the Janssen Agreement, and the Asia Licensing Agreement to gain an understanding of the contractual terms and conditions. We conducted interviews with the Company’s personnel to assess the nature of the contract modifications resulting from the Amendment. We evaluated the accounting treatment applied by the Company by considering the relevant accounting literature.

We have served as the Company’s auditor since 2024.

Paris La Défense, France

March 31, 2026

KPMG S.A.

s/Cédric Adens               s/Vaea Prior
Partner              Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Supervisory Board of Nanobiotix S.A.,

Opinion on Internal Control Over Financial Reporting

We have audited Nanobiotix S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the statements of consolidated financial position of the Company as of December 31, 2025 and 2024, the related statements of consolidated operations, consolidated comprehensive income (loss), consolidated changes in shareholders’ equity, and consolidated cash flows for the years then ended and the related notes (collectively, the consolidated financial statements), and our report dated March 31, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Paris La Défense, France
March 31, 2026
KPMG S.A.

s/Cédric Adens s/Vaea Prior
Partner Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of Nanobiotix S.A.,

Opinion on the Financial Statements

We have audited the accompanying statements of consolidated operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2023 of Nanobiotix S.A. (“the Company”), and the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and in accordance with International Financial Reporting Standards as adopted by the European Union.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Paris-La Défense, France
April 24, 2024

STATEMENTS OF CONSOLIDATED FINANCIAL POSITION
(Amounts in thousands of euros)

		As of December 31,
	Notes	2025	2024
ASSETS
Non-current assets
Intangible assets	5	10	7
Property, plant and equipment	6	4,566	5,538
Non-current financial assets	7	434	406
Total non-current assets		5,010	5,951
Current assets
Trade receivables	8.1	2,136	2,977
Other current assets	8.2	7,863	8,753
Cash and cash equivalents	9	52,750	49,737
Total current assets		62,750	61,466
TOTAL ASSETS		67,760	67,418

		As of December 31,
	Notes	2025	2024
LIABILITIES AND SHAREHOLDER’S EQUITY
Shareholders’ equity
Share capital	10.1	1,452	1,423
Premiums related to share capital	10.1	314,399	312,743
Accumulated other comprehensive income		693	712
Treasury shares		(228)	(228)
Reserve		(376,838)	(312,221)
Net loss for the period		(23,961)	(68,132)
Total shareholders’ equity		(84,483)	(65,704)
Non-current liabilities
Non-current provisions	11	507	432
Non-current financial liabilities	13	91,010	45,978
Non-current refund liabilities	14.4	3,218	27,778
Total non-current liabilities		94,735	74,187
Current liabilities
Current provisions	12	118	438
Current financial liabilities	13	4,309	4,924
Trade payables and other payables	14.1	9,121	20,036
Other current liabilities	14.2	7,430	7,543
Deferred income	14.3	45	61
Current refund liabilities	14.4	313	7,835
Current contract liabilities	14.3	36,172	18,100
Total current liabilities		57,507	58,935
Total liabilities		152,242	133,122
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		67,760	67,418

The accompanying notes form an integral part of these consolidated financial statements.

STATEMENTS OF CONSOLIDATED OPERATIONS
(Amounts in thousands of euros, except per share numbers)

		For the year ended December 31,
	Notes	2025	2024	2023
Revenues and other income
Revenues	16	29,643	(11,609)	30,058
Other income	16	2,950	4,419	6,150
Total revenues and other income		32,593	(7,191)	36,207
Research and development expenses	17.1	(23,115)	(40,541)	(38,396)
Selling, general and administrative expenses	17.2	(20,360)	(20,527)	(22,049)
Other operating income and expenses	17.5	64	(134)	(2,542)
Total operating expenses		(43,411)	(61,202)	(62,986)
Operating income (loss)		(10,818)	(68,392)	(26,779)
Financial income	19	2,092	7,849	2,002
Financial expenses	19	(15,233)	(7,488)	(14,803)
Financial income (loss)		(13,141)	361	(12,801)
Income tax	20	(3)	(101)	(120)
Net loss for the period		(23,961)	(68,132)	(39,700)
Basic loss per share (euros/share)	22	(0.50)	(1.44)	(1.08)
Diluted loss per share (euros/share)	22	(0.50)	(1.44)	(1.08)

The accompanying notes form an integral part of these consolidated financial statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)
(Amounts in thousands of euros)

		For the year ended December 31,
	Notes	2025	2024	2023
Net income (loss) for the period		(23,961)	(68,132)	(39,700)
Actuarial gains and losses on retirement benefit obligations (IAS 19)	11	19	(33)	22
Cash Flow Hedge		(2)
Tax impact		—	—	—
Other comprehensive income (loss) that will not be reclassified subsequently to income (loss)		18	(33)	22
Currency translation adjustment		(36)	6	16
Tax impact		—	—	—
Other comprehensive income (loss) that may be reclassified subsequently to income (loss)		(36)	6	16
Total other comprehensive income (loss)		(18)	(27)	39
Total comprehensive income (loss)		(23,979)	(68,159)	(39,661)
The accompanying notes form an integral part of these consolidated financial statements.

STATEMENTS OF CONSOLIDATED CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of euros, except number of shares)

		Share capital Ordinary shares
	Notes	Number of shares	Amount	Premiums related to share capital	Accumulated other comprehensive income (loss)	Treasury shares	Reserve	Net loss for the period	Total shareholders’ equity
As of January 1, 2023		34,875,872	1,046	255,760	700	(228)	(227,283)	(57,041)	(27,045)
Net loss for the period		—	—	—	—	—	—	(39,700)	(39,700)
Currency translation adjustments		—	—	—	16	—	—	—	16
Actuarial gains and losses (IAS 19)		—	—	—	22	—	—	—	22
Total comprehensive loss		—	—	—	38	—	—	(39,700)	(39,661)
Allocation of prior period loss	10.1	—	—	—	—	—	(57,041)	57,041	—
Capital increase		12,257,456	368	56,982	—	—	4,291	—	61,641
Share based payment		—	—	—	—	—	3,222	—	3,222
As of December 31, 2023		47,133,328	1,414	312,742	738	(228)	(276,811)	(39,700)	(1,843)
Net loss for the period		—	—	—	—	—	—	(68,132)	(68,132)
Currency translation adjustments		—	—	—	6	—	—	—	6
Actuarial gains and losses (IAS 19)		—	—	—	(33)	—	—	—	(33)
Total comprehensive loss		—	—	—	(27)	—	—	(68,132)	(68,159)
Allocation of prior period loss	10.1	—	—	—	—	—	(39,700)	39,700	—
Capital increase		293,523	9	1	—	—	(10)	—	—
Share based payment		—	—	—	—	—	4,298	—	4,298
As of December 31, 2024		47,426,851	1,423	312,743	712	(228)	(312,221)	(68,132)	(65,704)
Net loss for the period		—	—	—	—	—	—	(23,961)	(23,961)
Currency translation adjustments		—	—	—	(36)	—	—	—	(36)
Actuarial gains and losses (IAS 19)	11	—	—	—	18	—	—		18
Total comprehensive loss		—	—	—	(18)	—	—	(23,961)	(23,979)
Allocation of prior period loss	10.1		—	—	—	—	(68,132)	68,132	—
Capital increase	10.1	983,217	29	1,656	—	—	(24)	—	1,662
Share based payment	18	—	—	—	—	—	3,539	—	3,539
As of December 31, 2025		48,410,068	1,452	314,399	693	(228)	(376,838)	(23,961)	(84,483)
The accompanying notes form an integral part of these consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
(Amounts in thousands of euros)

		For the year ended December 31,
	Notes	2025	2024	2023

Cash flows from (used in) operating activities
Net loss for the period		(23,961)	(68,132)	(39,700)
Elimination of other non-cash, non-operating income and expenses
Depreciation and amortization	17.4	1,495	1,621	1,513
Provisions		(225)	(263)	506
Expenses related to share-based payments	18	3,539	4,298	3,222
Cost of net debt	19	4,088	1,942	2,714
Loss on disposal		153	(3)	(24)
Impact of discounting financial liabilities and amortized cost	19	6,787	3,312	4,982
Income tax expense		3	101	120
Other non cash income and expenses		(160)	—	4,277
Impact of the Janssen amendment on profit or loss	16	(21,541)	23,352	—
Cash flows from (used in) operations, before tax and changes in working capital		(29,822)	(33,773)	(22,390)
Tax paid		(198)	(62)	(7)
Cash flow from (used in) operating activities after tax and before change in working capital requirement		(30,020)	(33,834)	(22,397)
(Increase) / Decrease in trade receivables	8.1	840	(2,070)	(806)
Receipt of research tax credit receivable	8.2	3,075	3,884	4,091
Increase in other receivables	8.2	(2,064)	(1,459)	(4,375)
Increase / (Decrease) in trade and other payables	14.1 14.4	(5,411)	1,959	8,675
Increase / (Decrease) in other current liabilities	14.2	175	(224)	723
Increase in deferred income and contract liabilities	14.3 14.4	(16)	12,193	1,612
Changes in operating working capital		(3,402)	14,283	9,920
Net cash flows from (used in) operating activities		(33,422)	(19,551)	(12,476)
Cash flows from (used in) investing activities
Acquisitions of intangible assets	5	(8)	(2)	(9)
Acquisitions of property, plant and equipment	6	(538)	(846)	(328)
(Increase) / Decrease in non-current financial assets	7	(32)	(107)	(12)
Net cash flows from (used in) investing activities		(578)	(955)	(349)
Cash flows from (used in) financing activities
Capital increases	10.1	1,535	—	60,154
Transaction costs	13	(777)	—	(2,790)
Increase in loans - Royalty Financing	13	42,933	—	—
Increase in other loans and conditional advances	13	—	—	150
Loan repayments	13	(3,549)	(3,075)	(2,971)
Payment of lease liabilities	13	(1,195)	(1,080)	(794)
Interest paid	13	(1,530)	(980)	(6,978)
Net cash flows from (used in) financing activities		37,416	(5,135)	46,771
Effect of exchange rates changes on cash		(402)	94	(51)
Net increase (decrease) in cash and cash equivalents		3,014	(25,547)	33,895
Net cash and cash equivalents at beginning of period		49,737	75,283	41,388
Net cash and cash equivalents at end of period	9	52,750	49,737	75,283

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Note 1. Company information

Company Information
Nanobiotix, a société anonyme registered with the Paris registry of trade and companies under number 447 521 600 and having its registered office at 60 rue de Wattignies, 75012, Paris (“Nanobiotix” or the “Company” and, with its subsidiaries, the “Group”), is a late-stage clinical biotechnology company pioneering disruptive, nanophysics-based therapeutic approaches to the treatment of cancer and other major diseases with the express intent of favorably impacting the lives of millions of patients.
Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The Company also has subsidiaries in Cambridge, Massachusetts (United States) and Germany. The Group has been listed on Euronext: Paris under the ticker symbol “NANO” since 2012 (ISIN: FR0011341205, Bloomberg Code: NANO:FP) and on the Nasdaq Global Select Market in the United States under the ticker symbol “NBTX” since December 2020.
The Group is the owner of more than 30 patent families associated with three nanotechnology platforms: 1) Nanoradioenhancer platform, designed to increase the tumor-killing effect of radiotherapy without increasing the dose in surrounding healthy tissues; 2) Nanoprimer platform, designed to unleash the potential of innovative systemic therapeutic classes by enabling effective extrahepatic delivery; and 3) Neurological disease platform, designed to overcome the symptoms of debilitating neurological conditions by re-wiring the brain.
The Company’s efforts are concentrated on advancing JNJ-1900 (NBTXR3), the first product candidate of the Nanoradioenhancer platform.

Significant events of the period
Amendment to the Janssen agreement
An amendment of the Janssen Agreement has been signed as of March 17, 2025 with Janssen; this amendment of the global licensing agreement partially removes the Company’s funding obligation for NANORAY-312 and releases Janssen from select future milestone payments, while facilitating the Company’s path to sustainable cash flow through significant potential milestone payments over the next few years.
Total expected payments under the agreement related to the Janssen Agreement is adjusted from approximately $2.7 billion to approximately $2.6 billion:
•Revisions to potential future milestone payments in the amendment total $105 million while maintaining eligibility to hundreds of millions of potential milestone payments in the next 2-3 years related to the first two programs (cisplatin-ineligible head and neck cancer and stage 3 unresectable lung cancer),
•Beyond the hundreds of millions of potential milestone payments in the next 2-3 years for the first two programs to the extent JNJ-1900 (NBTXR3) will hit the related milestone events, the remainder of the $2.6 billion is related to medium-to-long-term potential development, regulatory, and sales milestones for the first two programs and potential payments for new indications that may be developed by Janssen, and
•There are no changes to the potential $220 million per new indication that may be developed by the Company, and potential royalties expected from commercial sales of JNJ-1900 (NBTXR3) remain in the low 10s to low 20s. Potential payments for new indications that may be developed by the Company are in addition to the $2.6 billion deal value, next to potential related royalties.
The amendment provides that Janssen will assume almost full financial responsibility for NANORAY-312, the ongoing pivotal Phase 3 trial through completion, less a small portion of costs that will remain covered by the Company, allowing the Company to strengthen its financial position.

For further details, See Note 4.1 and Note 16 - Revenues and other Income.

Royalty Financing Agreement with HCRx

On October 30, 2025, the Company entered into a royalty financing agreement with HCR NANO SPV, LLC (“HCRx”), as the subscriber representative for certain affiliated entities. The arrangement consists of a royalty bond support agreement and a subscription agreement for the issuance of US dollar-denominated royalty financing bonds (the ‘Royalty Financing Bonds’).
Under the Royalty Financing Agreement, the Company may issue Royalty Financing Bonds with an aggregate nominal amount of $2.5 million. which may be subscribed for an aggregate consideration of up to $71 million. The difference between the subscription price and the nominal amount represents an economic premium paid by the subscribers in exchange for potential, future payments linked to receivables from the Janssen Agreement. The initial subscription was made by affiliates of HCRx.
For further details, See Note 4.6 - Royalty Financing Agreement and Note 13 - Financial Liabilities.

EIB Finance contract and royalty agreement amended in October and November 2025
Throughout October and November 2025, the Company signed new agreements in relation to the Financing Agreement with the EIB and a Royalty Financing agreement. The Royalty Financing agreement signed by the Company with HCRx in October 2025 required the approval of the EIB and resulted in a set of agreements, including an amendment to the Financing Agreement with the EIB.
For further details, See Note 4.4. Financing Agreement with the European Investment Bank (“EIB”)
Note 2. General Information, Statement of Compliance and Basis of Presentation

General principles
The statement of consolidated financial position as of and for the years ended December 31, 2025 and 2024, the statements of consolidated operations, the statements of consolidated comprehensive income (loss), the statements of consolidated changes in shareholders’ equity and the statements of consolidated cash flows for the years ended December 31, 2025, 2024 and 2023, and related notes to financial statements were prepared under management’s supervision and were approved by the Executive Board of the Company (the “Executive Board”) and reviewed by the Supervisory Board of the Company (the “Supervisory Board”) on March 31, 2026.
All amounts presented in the consolidated financial statements are presented in thousands of euros, unless stated otherwise. Some figures have been rounded. Accordingly, the totals in some tables may not be the exact sums of component items.
The preparation of the consolidated financial statements in accordance with IFRS ® Accounting Standards requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements (see Note 3.2. - Use of judgement, estimates and assumptions for additional information).
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
The accounting principles used to prepare the consolidated financial statements for the fiscal year ended December 31, 2025 are identical to those used for the previous year except for the standards listed below that required adoption in 2025.
Standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2025
The application of standards, amendments to existing standards and interpretations whose application has been mandatory since January 1, 2025 in the European Union primarily concern:
■Amendment to IAS 21 Lack of Exchangeability, the Effects of Changes in Foreign Exchange Rates.
This amendment has no material impact on the consolidated financial statements of the Company for the year ended December 31,2025.

Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory
The new standards, interpretations and amendments to existing standards that have been published but are not yet applicable are:
■Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments – as of January 1, 2026

■Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity – as of January 1, 2026
■Annual Improvements to IFRS Accounting Standards, as of January 1, 2026– Amendments to:
•IFRS 1 First-time Adoption of International Financial Reporting Standards;
•IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
•IFRS 9 Financial Instruments;
•IFRS 10 Consolidated Financial Statements; and
•IAS 7 Statement of Cash flows
■New standard – IFRS 18 – Presentation and Disclosure in Financial Statements – as of January 1, 2027. The Company is continuing to assess the potential impacts of adopting IFRS 18. At this stage, it does not expect the application of this new standard to have a significant impact on its financial statements.
■New standard – IFRS 19 – Subsidiaries without Public Accountability: Disclosures– as of January 1, 2027
■Amendments to IAS 21 - Translation to a Hyperinflationary Presentation Currency – as of January 1, 2027
The Company is currently assessing the applicability and impact of these new standards, interpretations and amendments.
The Company elected to not adopt early new standards, amendments or interpretations which application was not yet mandatory for the year ended December 31, 2025.

Going concern
The Company has prepared its consolidated financial statements assuming that it will continue as a going concern.
From inception, the Company has financed its growth through successive capital increases, debt, collaboration and license agreements and payment of research tax credit (CIR) receivables. The Company continues to pursue its research and development activities.
The Company has incurred operating losses and negative cash flows from operations since inception due to the innovative nature of the product candidates it is developing, which necessitates a research and development spanning multiple years. The Company does not expect to generate revenue from product sales in the near future. Therefore, the Company cannot assure that it will ever be profitable or generate positive cash flow from operating activities.
Furthermore, the Company may face unforeseen challenges, complications, development delays, and other unknown factors that may incur additional expenses.
The Company recorded net losses of €24.0 million in 2025, cumulative losses totaling €400.8 million since inception, inclusive of the 2025 net loss. For the year ended December 31, 2025 the Company generated positive cash flows of €3.0 million and has a cash and cash equivalents closing balance of €52.8 million at closing date.
Based on the Company’s cash and cash equivalent balance at December 31, 2025, the Company projects that it has sufficient liquidity to meet its obligations as they become due in the normal course of business for at least the next 12 months from the authorization date of these financial statements. Accordingly, Management has determined there is no substantial doubt regarding the Company's ability to continue as a going concern.

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
The consolidated financial statements are presented in euros, which is the Group’s presentation currency and the functional currency of the parent company, Nanobiotix S.A. The financial statements of consolidated foreign subsidiaries whose functional currency is not the euro are translated into euros for statement of financial position items at the closing exchange rate at the date of the statement of financial position and for the statement of operations, statement of comprehensive loss and statement of cash flow items at the average rate for the period presented, except where this method cannot be applied due to significant exchange rate fluctuations during the applicable period. The dollar to euro exchange rate used in the consolidated financial statements to convert the financial statements of the U.S. subsidiary was $1.1750 as of December 31, 2025 and an average of $1.1293 for the year ended December 31, 2025 (source: Banque de France) compared to $1.0389 and $1.0821 for 2024 and $1.1050 and $1.0816 for 2023, respectively. The resulting currency translation adjustments are recorded in other comprehensive income (loss) as a cumulative currency translation adjustment.

Consolidated entities
As of December 31, 2025, the Company is comprised of one parent entity (Nanobiotix SA), the consolidation scope has two wholly owned subsidiaries and one trust :
•Nanobiotix Corp., incorporated in the State of Delaware in the United States in September 2014;
•Nanobiotix Germany GmbH, incorporated in Germany in October 2017;
•A management trust was established in December 2025 as part of the royalty financing agreement (See Note 4.6. - Royalty Financing Agreement).
Nanobiotix Spain S.L.U., a subsidiary fully owned by the Company, has been liquidated in December 2025.
The consolidated financial statements as of and for the year ended December 31, 2025 include the operations of each of these subsidiaries from the date of their incorporation.

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
Clinical trial accruals, related to Study 1100 are estimated on a per-patient basis. During the year, the methodology was refined with respect to the calculation of the estimated costs per patient. This refinement is the result of the progress of the study as patient enrollment has been completed. The impact of the change in estimate due to this refinement resulted in a €3.3 million decrease in clinical trial accruals for Study 1100, which has been recognized in operating loss for the year.
See Note 14.1. - Trade and other payables for information regarding the clinical trial accruals as of December 31, 2025 and 2024.
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
Allocation of transaction price to performance obligations — A contract’s transaction price is allocated to each distinct performance obligation. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation in proportion to our best estimate of the standalone selling price of each distinct good or service in the contract.
Variable consideration — Due to the nature of the work required to be performed on many of the Company’s performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. It is common for the collaboration and license agreements to contain variable consideration that can increase the transaction price. Variability in the transaction price arises primarily due to milestone payments obtained following the achievement of specific milestones (e.g., scientific results or regulatory or commercial approvals). The Company includes the related amounts in the estimated transaction price as soon as it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The effect of the increase of the transaction price due to milestones payments is recognized as an adjustment to revenue on a cumulative catch‑up basis.
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
See Note 16 - Revenues and other income for additional detail regarding the Company’s accounting policies and specific judgments taken with regards to revenue recognition, and for its additional sources of revenue and other income.
Measurement of financial assets and liabilities

Under the Royalty Financing Agreement, the Company is the issuer of the bonds and incurs an obligation to settle the bonds in cash with HCRx being the subscriber; consequently, this transaction is recognized as a financial liability in accordance with IAS 32. In order to determine the appropriate accounting treatment, the Company conducted a comprehensive analysis in accordance with IFRS 9. The contract’s cash flows are indexed to non-financial variables specific to a party – specifically, the Company’s revenues derived from: (i) royalties (ii) regulatory milestones and (iii) commercial milestones. Therefore, the Company has elected to consider that contracts dependent on a non-financial variable specific to a party are excluded from the IFRS 9 definition of a derivative. As such, the financial liability arising from Royalty Financing does not meet the definition of a derivative, nor does it contain any embedded derivative to be bifurcated or that is not closely related to the instrument.
The EIB Loan and Royalty Financing Agreement are classified as financial liabilities in accordance with IFRS 9, initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.
The measurement of the Company’s financial liabilities arising from the EIB loan and the Royalty Financing requires the use of significant management judgment and estimates, due to the presence of variable and contingent cash flows indexed to future royalty streams, commercial and regulatory milestones.
At inception recognition, these instruments were measured at fair value (equal to the transaction price), which required management to estimate future cash flows and determine an appropriate discount rate reflecting the Company’s credit risk and the specific uncertainties related to the timing and amount of royalty‑based and milestones payments. In particular, expected royalty-based and milestone payments were estimated based on sales forecasts of JNJ‑1900 (NBTXR3), taking into account key operational assumptions such as anticipated market launch dates, nature of clinical development, growth trajectories and market penetration rates by geography. These assumptions reflect the best estimate of the Management, at each closing date, regarding future loan repayment expectations as per contractual terms.
Subsequent to initial recognition, both the EIB loan and the Royalty Financing are measured at amortized cost using the effective interest rate method. At each reporting date, the Company updates its best estimate of future cash flows based on revised assumptions including unadjusted sales forecasts and contractual terms. Any modification of estimated cash flows that does not result in derecognition is accounted for by recalculating the gross carrying amount of the liability using the original effective interest rate, with the resulting adjustment recognized in profit or loss.
In addition, for disclosure purposes, the fair value of the EIB loan and the Royalty Financing Agreement are reassessed at each reporting date using the same valuation methodology as at inception.
The Royalty Financing Agreement, which is denominated in U.S. dollars, is remeasured at each reporting date using the closing exchange rate in accordance with IAS 21. Actual outcomes may differ from these estimates, and changes in assumptions could result in a material adjustment to the carrying amounts of these financial liabilities in future periods to be recognized in profit or loss.
See Note 13.1. Details of financial liabilities for more details.
Note 4. Significant transactions

4.1. Global License Agreement with Janssen Pharmaceutica NV and Share Purchase Agreement with Johnson & Johnson Innovations - JJDC (the Janssen Agreement)

On July 7, 2023, the Company announced a global licensing, co-development, and commercialization agreement with Janssen Pharmaceutica NV (“Janssen”), a Johnson & Johnson company, for the investigational, potential first-in-class nanoradioenhancer JNJ-1900 (NBTXR3). Under the terms of the license agreement, the Company granted Janssen a worldwide license for the development and commercialization of JNJ-1900 (NBTXR3), excluding the Asia Licensing Territory.
The Company maintained operational control on currently ongoing studies, along with JNJ-1900 (NBTXR3) manufacturing and clinical supply operations, subject to Janssen’ right to object based on concern regarding safety risks or that the study is reasonably likely to adversely affect the development (including commercialization) of the licensed product. Janssen will be fully responsible for an initial Phase 2 study evaluating JNJ-1900 (NBTXR3) for patients with stage three lung cancer and will have the right to assume control of studies currently led by the Company.
Following the Hart-Scott-Rodino Act (“HSR”) antitrust clearance, the Company received a non-refundable upfront cash licensing fee of $30 million, and related revenue has been recognized in 2023 in application of IFRS 15. The Company was initially (see amendment below) eligible for success-based payments of up to $1.8 billion, in the aggregate, relating to potential development, regulatory, and sales milestones. Moreover, the agreement includes a framework for additional success-based potential development and regulatory milestone payments of up to $650 million, in the aggregate, for five new indications that may be developed by Janssen at its sole discretion; and of up to $220 million, in the aggregate, per indication that may be developed by the Company in alignment with Janssen. Following commercialization, the Company will also receive tiered double-digit royalties (low 10s to low 20s) on net sales of JNJ-1900 (NBTXR3). On January 29, 2024, the Company announced achievement of operational requirements in NANORAY-312, an ongoing pivotal Phase 3 study evaluating potential first-in-class nanoradioenhancer JNJ-1900 (NBTXR3) for elderly patients with head and neck cancer, resulting in a $20 million milestone payment from Janssen, as part of the Janssen Agreement, which payment was received in May 2024. As of December 31, 2023, this variable consideration was included in the estimated transaction price as it became highly probable that the resulting revenue recognized would not have to be reversed in a future period. See Note 16 - Revenues and other income.
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
The Company announced in May 2024 its intent, aligned with Janssen, to transfer the global sponsorship of the ongoing NANORAY-312 Phase 3 pivotal trial, evaluating JNJ-1900 (NBTXR3) for locally advanced head and neck cancer, to Janssen, in preparation for potential regulatory submission in the event of positive trial results. The parties mutually agreed on the conditions of this transfer and detailed them in agreements signed in the fourth quarter of 2024. Janssen has progressively taken over from the Company the operational execution responsibility of the study, on a country by country basis, starting November 2024, with the objective to complete the transfer of sponsorship as soon as possible. Nanobiotix has continued to support the execution of NANORAY-312 during and after the sponsorship transition.
In March 2025, Nanobiotix and J&J executed an amendment to the License Agreement which is transferring almost all of the financial responsibility for NANORAY-312 from Nanobiotix to Janssen, less a small portion of costs that will remain covered by Nanobiotix. Selected and limited future milestone obligations previously owed by Janssen to Nanobiotix were reduced in consideration of this amendment, while facilitating the Company’s path to sustainable cash flow through significant potential milestone payments over the next few years.
Total expected payments under the agreement related to the Janssen Agreement is adjusted from approximately $2.7 billion to approximately $2.6 billion:
•Revisions to potential future milestone payments in the amendment total $105 million while maintaining eligibility to hundreds of millions potential milestone payments related to the first two programs (cisplatin-ineligible head and neck cancer and stage 3 unresectable lung cancer) in the next 2-3 years ,
•Beyond the hundreds of millions of potential milestone payments in the next 2-3 years for the first two programs to the extent JNJ-1900 (NBTXR3) will hit the related milestone events, the remainder of the $2.6 billion is related to medium-to-long-term potential development, regulatory, and sales milestones for the first two programs and potential payments for new indications that may be developed by Janssen, and
•There are no changes to the potential $220 million per new indication that may be developed by the Company, and potential royalties expected from commercial sales of JNJ-1900 (NBTXR3) remain in the low 10s to low 20s. Potential payments for new indications that may be developed by the Company are in addition to the $2.6 billion deal value, next to potential related royalties.
At the end of 2025, Nanobiotix has completed the transfer of the global sponsorship of Phase 3 study evaluating JNJ-1900 (NBTXR3) for patients with locally advanced head and neck cancer who are ineligible for cisplatin (NANORAY-312) in the majority of regions, along with the transfer of full operational control of the Phase 3 study to Janssen. The regulatory transfer process is still ongoing in Philippines and expected to be finalized by third quarter of 2026.
See Note 16 - Revenues and other income for discussion of the accounting analysis of the agreements with Janssen.
4.2. Asia Licensing Agreement (former LianBio contract), strategic partnership with Janssen

In May 2021, the Company announced a partnership with LianBio a biotechnology company dedicated to bringing paradigm-shifting medicines to patients in China and major Asian markets, to develop and commercialize JNJ-1900 (NBTXR3) in the Asia Licensing Territory.
LianBio has collaborated in the development of JNJ-1900 (NBTXR3) in the Asia-Pacific region in the frame of the study NANORAY-312 and has contributed to patient enrollment in four other future global registrational studies across several tumor types and therapeutic combinations. LianBio has also participated in the global Phase 3 registrational study in head and neck cancer into Greater China and South Korea, while supporting longer term strategic alignment across multiple tumor indications and therapeutic combinations.
As of December 31, 2021, a non-refundable upfront payment of $20 million has been collected by the Company from LianBio upon the signing of the Asia Licensing Agreement. Additionally, the Company is entitled to receive up to an aggregate of $205 million in potential contingent, development and commercialization milestone payments from Janssen pursuant to the Asia Development Agreement (see below), only for the period from December 22, 2023 thereafter. the Company will also be eligible to receive tiered, low double-digit royalties based on net sales of JNJ-1900 (NBTXR3) in the Asia Licensing Territory.
In May 2022 and according to the Asia Licensing Agreement executed in May 2021, the Company entered into a clinical supply agreement and a related quality agreement with LianBio for the purpose of the Company supplying LianBio and LianBio purchasing exclusively from the Company all the required quantities of JNJ-1900 (NBTXR3) for the global clinical study NANORAY-312 and any other studies conducted within the Asia Licensing Territory.
On June 30, 2023, the Company signed a Global Trial Clinical Agreement (the ‘GTCA’) with LianBio, related to the Asia Licensing Agreement entered in May 11, 2021. As contemplated by the GTCA license agreement, LianBio shall participate in the global registrational Phase 3 trial conducted by Nanobiotix, with regard to NANORAY-312 trials conducted within the Asia Licensing Territory. According to the ‘GTCA’, LianBio is responsible for all internal and external costs incurred in connection with the study in the Asia Licensing Territory as well as all external costs and expenses incurred by or on behalf of the Company for the global study that are generally applicable to both (i) the study in the Asia Licensing Territory with respect to the patients enrolled within the enrollment commitment and (ii) the portion of the global study conducted outside of the Asia Licensing Territory. In December 2023, LianBio novated its rights and obligations under the GTCA to Janssen.
On December 22, 2023, the Company announced that LianBio had entered into an agreement with Janssen whereby LianBio novated to Janssen the exclusive rights to develop and commercialize potential first-in-class nanoradioenhancer JNJ-1900 (NBTXR3) in the Asia Licensing Territory.
This Asia Licensing Agreement includes all previously agreed upon economic terms between the Company and LianBio, including the Company’s entitlement to receive up to an aggregate $225 million in potential contingent, development and commercialization milestone payments (less $20 million already paid to the Company by LianBio) along with tiered, low double-digit royalties based on net sales of JNJ-1900 (NBTXR3) in Asia Licensing Territory.
For the year ended December 31, 2025, the Company has collected €0.1 million from Janssen pursuant to clinical supply and GTCA agreements signed with LianBio. Under these agreements, Janssen was required to order and purchase JNJ-1900 (NBTXR3) product from the Company according to quantities specified in binding forecasts prepared under the agreement.
The amendment to the Janssen Agreement executed with Janssen in March 2025, as described in the Note 4.1 above, resulted in a contract modification, that led to an increase of the contract liability related to the Asia Licensing Agreement (formerly Lianbio) (See Note 14.3 - Deferred Income and contract Liabilities). This increase reflects the allocation of the constrained transaction price (See Note 16 - Revenues and other income).and of which a significant part has been allocated to the Asia Licensing Agreement contract Liability. This allocation reflects what would be the impact if each of the two contracts had been amended separately, with each amendment being economically balanced.
See Note 16 - Revenues and other income for discussion of the accounting analysis of the Asia Licensing Agreement.
4.3. PharmaEngine
In August 2012, the Company entered into a license and collaboration agreement with PharmaEngine, which provided for the development and commercialization of JNJ-1900 (NBTXR3) by PharmaEngine throughout the covered Asia-Pacific countries. In March 2021, the Company and PharmaEngine mutually agreed to terminate the License and Collaboration agreement.
As of December 31, 2021, the Company had already paid a total of $6.5 million to PharmaEngine in accordance with the termination agreement signed between the parties. During the period ended December 31, 2022, PharmaEngine became eligible for an additional $1 million payment following receipt and validation of certain clinical study reports, this additional payment was made in August 2022. No payment was made to PharmaEngine during the three years 2023, 2024 and 2025 pursuant to the termination and release agreement.
PharmaEngine remains eligible to receive an additional payment of $5 million upon the second regulatory approval of JNJ-1900 (NBTXR3) in any jurisdiction of the world for any indication. The Company has also agreed to pay royalties to PharmaEngine at low single-digit royalty rates with respect to sales of NBTXR3 in the Asia-Pacific region for a 10-year period beginning at the date of the first sales in the region. As of December 31, 2025, this is a contingent liability as such triggering events have not occurred.

4.4. Financing Agreement with the European Investment Bank (“EIB”)
In July 2018, the Company signed a non-dilutive financing agreement with the EIB to borrow up to €40 million in order to fund its research, development and innovation activities related to JNJ-1900 (NBTXR3) in various therapeutic indications, subject to achieving a set of agreed-upon performance criteria. This financing was divided in three tranches:
•a first tranche of €16 million, received in October 2018, subject to a 6% fixed rate and initially planned to be fully repaid in 2023 at the latest, with such interest accruing as PIK interest;
•a second tranche of €14 million, received in March 2019, subject to a 5% fixed rate, and that was initially planned to be fully repaid between 2021 and 2024; and,
•a last tranche of €10 million, however the Company did not meet the criteria to request this tranche prior to its contractual deadline. Accordingly, the third tranche is no longer available to the Company.
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
Under the Amendment Agreement, the repayment of the remaining €25.3 million in principal for both tranches (€16 million for the first tranche and €9.3 million for the second tranche) is due at the earliest of the third royalty payment (four years after commercialization of JNJ-1900 (NBTXR3)) for the first tranche and the second royalty payment (three years following commercialization of NBTXR3) for the second tranche, or on June 30, 2029 irrespective of the commercialization date of JNJ-1900 (NBTXR3). Commercialization date corresponds to the first fiscal year during which net sales will exceed €5 million.
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
The annual royalty payment remains in the low single digits and indexed on our net sales turnover, and continues to cover a six-year period but has been re-aligned to begin as of the first year of JNJ-1900 (NBTXR3) commercialization meaning, when the Company achieves annual net sales in excess of €5.0 million.
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
Following the Amendment Agreement in 2022, the Company initially agreed to maintain a minimum cash and cash equivalents balance equal to the outstanding principal owed to EIB. Such covenant was waived in October 2023 following the Company’s repayment of the PIK amount of approximately €5.4 million and the introduction of an additional mechanism for further prepayment of the €20.0 million milestone required under the EIB loan.
The additional prepayment condition on the €20.0 million milestone was met further to the global offering equity raise subscribed at the end of 2023 and further to the upfront and milestone received from Janssen between 2023 and 2024, triggering milestone prepayment to the EIB. For the year ended December 2023 and 2024, €0.8 million and €0.2 million were respectively prepaid to the EIB, resulting in an outstanding balance, still due, of €19.0 million as of December 2024.
Such milestones prepayment mechanism was amended following the 2025 EIB Agreements signed in October 2025, as defined below.
In October 2025, the Royalty Financing signed by the Company with HCR (see Note 4.6. Royalty Financing Agreement) has required to obtain the approval from the EIB and resulted in a set of agreements (the “ 2025 EIB Agreements”) including:

•Subordination Agreement, signed on October 30, 2025: agreement between the Company, the EIB, HCR and HCR Nano SPV, stipulating EIB consent to the new indebtedness with limitations to protect its senior rights;
•EIB Consent and Amendment letter, signed on November 24, 2025: The EIB consents to the issuance of new debt and off-balance sheet commitments incurred by the bonds subscription agreement signed on October 30, 2025.
•EIB Royalty Agreement amended on November 24, 2025: As set in the EIB Consent and Amendment letter dated November 24, 2025, the Royalty Agreement has been amended to reflect changes on royalty payment dates and on advance payments to the three first milestones payments, as described below:
–Royalty payment dates: EIB Royalties shall be paid on a quarterly basis, with 60-day payment terms (versus payment on June 30 of following year in previous version of the contract)
–Advance payment to the Milestone Payment: in case of US Regulatory approval before the long stop date, any outstanding balance regarding the Total Milestone Payment shall be paid to the EIB
–Advance Payment of the Milestone Payment 2: An exceptional 2% rate shall apply on the proceeds of the 50,000 bonds issuance
–Advance Payment of the Milestone Payment 3: the Company shall pay to the EIB an advance milestone payment out of any gross proceeds received by the Company as part of the Royalty Financing in excess of the $2.5 million debt component of the Royalty Financing, applying a 2% rate on the related proceeds.
Accordingly, for the year ended December 2025, €0.9 million was prepaid to EIB, resulting in an outstanding milestones balance, still due of €18.1 million as of December 31, 2025.
The finance contract with the EIB was amended to provide for a new early PIK interest prepayment requirement. Specifically, starting June 30, 2027, if for any quarter, the Company’s cash balance exceeds $150 million for sixty days, the full outstanding amount of PIK interest on the initial tranche (drawn in October 2018) will become due ninety days later, unless the initial tranche maturity date is earlier.
All other covenants included in the 2018 finance contract remain unchanged.
See Note 13 - Financial Liabilities for discussion of the accounting of this liability and the valuation assumptions to determine the average discount rate and the fair value of the loan.
See Note 15 - Financial instruments included in the statement of financial position and impact on income for discussion of the liquidity risk associated with the covenant.
See Note 23 - Commitments for discussion of royalties that may be due in the case of early repayment or change of control after repayment of the loan.
4.5. Collaboration Agreement with the University of Texas MD Anderson Cancer Center
On December 21, 2018, the Company entered into a strategic collaboration agreement with MD Anderson Cancer Center, world prominent center of research, education, prevention and care for cancer patients, which was amended and restated in January 2020 and subsequently amended in June 2021. Pursuant to the MD Anderson Collaboration Agreement, the Company and MD Anderson established a large-scale, comprehensive JNJ-1900 (NBTXR3) clinical collaboration to improve the efficacy of radiotherapy for certain types of cancer. The collaboration initially is expected to support multiple clinical trials conducted by MD Anderson, as sponsor, with JNJ-1900 (NBTXR3) for use in treating several cancer types (including head and neck, pancreatic, and lung cancers). We expect to enroll approximately 312 patients in total across these clinical trials.
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
As of December 31, 2025, the Company recognized prepaid expenses for €1.1 million, as compared to €1.2 million for the previous period. Expenses are recorded during the course of the collaboration in the statement of consolidated operations, based on the patients enrolled during the relevant period.
See Note 8.2. - Other current assets for further details on other current assets.

4.6. Royalty Financing Agreement
On October 31, 2025, the Company entered into the Royalty Financing Agreement with HCRx for up to $71 million, including $50 million upfront payment received on December 2, 2025 and eligibility to receive an additional installment of $21 million in December 2026.

Installments

The Royalty Financing Agreement consists of the Company issuing 50,000 bonds subscribed by HCRx, for a total subscription price of up to $71 million. The bonds carry an aggregate nominal value of up to $2.5 million and an aggregate issue premium of up to $68.5 million. The subscription price is arranged in up to two installments:

•First installment: $50 million, issued and received on December 2, 2025, following approval by the EIB, with whom the Company has an existing loan agreement. EIB consent was required due to the additional indebtedness related to the nominal value of the bonds, and due to the transfer of the receivables rights to the management trust (the Management Trust, see below). Going forward, royalties from product sales and certain milestones will be used to pay off EIB loan and the HCRx Royalty Financing. (See Note 4.4. - Financing Agreement with the European Investment Bank (the EIB)).

•Second installment: $21 million, payable 12 months after the initial instalment, in the absence of any termination or clinical hold being imposed by applicable regulators in the United States, European Union, United Kingdom or Japan and in effect for sixty or more days in respect of the NANORAY-312 and/or CONVERGE clinical trials, in the twelve months following December 1, 2025.

The payment of this second installment is not at the option of the Company, provided the corresponding conditions are met. Consequently, the second installment is a cash flow that has been taken into account in the calculation of the effective interest rate at inception for the financial debt accounted for at amortized cost.

Repayment terms and caps

Repayment of the Royalty Financing bonds is tied to a portion of royalties based on annual net sales of the licensed product JNJ-1900 (NBTXR3), as well as a portion of certain regulatory and commercial milestone payments made by Janssen under the Janssen Agreement, excluding net sales and milestones under the Asia Licensing Agreement.
All repayments from royalties and milestones are made in U.S. dollars and are structured as follows:

–The Initial Fixed Return Amount is capped at a total of approximately $124 million and is based on a monetization of only the first $1 billion of JNJ-1900 (NBTXR3) net sales per annum (that is, any sales of JNJ-1900 (NBTXR3) above $1 billion are not monetized and no payment will be made to HCRx related to these sales), plus a portion of certain regulatory and commercial milestone payments. The total amount to be repaid (the Initial Fixed Return Amount) is:
•175% of the subscription price, if repaid on or prior to December 31, 2030.
•250% of the subscription price, if repaid after December 31, 2030.

–After this Initial Fixed Return Amount is paid back, a royalty-only “tail period” begins. During this period, repayments consist of a predefined reduced royalty share based only on the first $750 million of JNJ-1900 (NBTXR3) net sales per annum, capped at $14.9 million per year. This tail period expires 10 years after the first commercial sale of JNJ-1900 (NBTXR3) in the United States.

The repayment period (the Royalty Period) begins upon the first payment of either milestones or royalties from Janssen to Nanobiotix and ends at the earliest of:
–when Janssen has no further payment obligations, or
–the final maturity date. i.e. the earliest of December 31, 2045, or the later of (i) the initial fixed return date (i.e. the date at which the Initial Fixed Return Amount is repaid and (ii) the 10th anniversary of the first commercial sale of the JNJ-1900 (NBTXR3) in the United States).

Repayment ends once either:
–the applicable multiple is fully repaid (excluding nominal value of the bonds), or
–upon reaching any final time limit.
At that point, the Company must repay the nominal bond amount (i.e. $2.5 million if the full funding received, reduced to $1.76 million if only the first installment received).

Total debt issuance costs incurred for the 1st installment amounted to $3.2 million (€2.9 million) as of December 31, 2025. These transaction costs, that are included in the calculation of the effective interest rate, are amortized over the bond expected maturity and recognized as Financial expenses in the Statement of consolidated operations.

Management Trust:

Payment and repayment obligations under both this royalty financing agreement with HCRx and the existing royalty agreement with the EIB will be furnished through the transfer of receivables from the JNJ-1900 (NBTXR3) license agreement to a French law trust. This repayment and compensation will be implemented through a trust established between (i) Nanobiotix as settlor and beneficiary, (ii) HCRx funds as beneficiaries, and (iii) EIB as beneficiary.

Allocation of Janssen payments between the beneficiaries follows allocation keys set in the Trust agreement with no preference or priority.

The company controls the trust, which is therefore included in its reporting perimeter. In the event that no royalty or milestones payments are received by the management trust, HCRx’s recourse against the Company is limited to repayment of the nominal value of the issued bonds.

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
Detail of intangible assets
The change in intangible assets breaks down as follows:

(in thousands of euros)	As of January 1, 2025	Increases	Decreases	Transfer	Currency translation	As of December 31, 2025
Patents	65	7	—	—	—	72
Software	669	1	—	—	—	669
Gross book value of intangible assets	734	8	—	—	—	742
Patents	(65)	(1)	—	—	—	(66)
Software	(662)	(4)	—	—	—	(666)
Accumulated depreciation of intangible assets (1)	(727)	(5)	—	—	—	(732)
Net book value of intangible assets	7	3	—	—	—	10
(1)Expenses for the period are detailed in Note 17.4. Depreciation, amortization and provisions expenses

(in thousands of euros)	As of January 1, 2024	Increases	Decreases	Transfer	Currency translation	As of December 31, 2024
Patents	65	—	—	—	—	65
Software	667	2	—	—	—	669
Gross book value of intangible assets	732	2	—	—	—	734
Patents	(65)	—	—	—	—	(65)
Software	(659)	(4)	—	—	—	(662)
Accumulated depreciation of intangible assets (1)	(724)	(4)	—	—	—	(727)
Net book value of intangible assets	8	(2)	—	0	0	7
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
Detail of property, plant and equipment
The change in property, plant and equipment is as follows:

(in thousands of euros)	As of January 1, 2025	Increases	Decreases	Transfer	Currency translation	As of December 31, 2025
Fixtures, fittings and installations	3,390	86	—	8	—	3,485
Right of use – Buildings	9,026	132	(92)	—	—	9,067
Technical equipment	2,492	78	(8)	26	—	2,589
Office and IT equipment	1,258	76	(113)	10	(6)	1,225
Tangible assets in progress	141	149	—	(45)	—	245
Prepayments on tangible assets	250	149	(3)	0	—	396
Gross book value of tangible assets	16,559	670	(217)	—	(6)	17,007
Fixtures, fittings and installations	(2,582)	(248)	—	—	—	(2,830)
Right of use – Buildings	(5,473)	(1,098)	65	—	—	(6,505)
Technical equipment	(1,945)	(154)	8	—	—	(2,091)
Office and IT equipment	(1,021)	(108)	110	—	4	(1,015)
Accumulated depreciation of tangible assets(1)	(11,021)	(1,608)	184	—	4	(12,441)
Net book value of tangible assets	5,538	(938)	(33)	—	(1)	4,566
(1)Expenses for the period are detailed in Note 17.4. Depreciation, amortization and provisions expenses

(in thousands of euros)	As of January 1, 2024	Increases	Decreases	Other movements & transfer.	Currency translation	As of December 31, 2024
Fixtures, fittings and installations	3,321	48	—	22	—	3,390
Right of use – Buildings	8,798	228	—	—	—	9,026
Technical equipment	2,327	166	—	—	—	2,492
Office and IT equipment	1,043	227	—	(15)	3	1,258
Transport equipment	34	—	(35)	—	1	—
Tangible assets in progress	44	94	—	3	—	141
Prepayments on tangible assets	144	141	—	(35)	—	250
Gross book value of tangible assets	15,712	903	(35)	(25)	3	16,559
Fixtures, fittings and installations	(2,274)	(308)	—	—	—	(2,582)
Right of use – Buildings	(4,448)	(1,025)	—	—	—	(5,473)
Technical equipment	(1,750)	(196)	—	—	—	(1,945)
Office and IT equipment	(955)	(89)	—	25	(2)	(1,021)
Transport equipment	(35)	—	35	—	(1)	—
Accumulated depreciation of tangible assets(1)	(9,461)	(1,617)	35	25	(3)	(11,021)
Net book value of tangible assets	6,251	(714)	—	—	—	5,538
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
Detail of non-current financial assets
The change in non-current financial assets breaks down as follows:

(in thousands of euros)	Rights Placed in Trust	Security deposits paid	Total
Net book value as of December 31, 2023	—	299	299
Additions	—	109	109
Decreases	—	(2)	(2)
Reclassification	—	—	—
Currency translation adjustments	—	1	1
Net book value as of December 31, 2024	—	406	406
Additions	24	6	31
Decreases	—	(2)	(2)
Reclassification	—	—	—
Currency translation adjustments	—	(1)	(1)
Net book value as of December 31, 2025	24	409	434

Note 8. Trade receivables and other current assets

Accounting policies for trade receivables and other current assets are described in Note 15.

8.1. Trade receivables

	As of December 31,
(in thousands of euros)	2025	2024
Trade receivables	2,136	2,977
Trade receivables	2,136	2,977
As of December 31, 2025, trade receivables balance mainly relates to Janssen revenue not yet collected, which is comprised of product supplies for €1.6 million.
The €3.0 million trade receivables balance as of December 31, 2024 mainly relates to our principal customer balance - Janssen, that includes the last invoices issued in connection with batch deliveries not yet settled and breakdown as follows: outstanding supply invoices for €2.1 million, technology transfer and technical assistance €0.7 million and intellectual property services €0.1 million.
See Notes 4.1. - Global License Agreement with Janssen Pharmaceutica NV and 4.2. - Asia Licensing Agreement for more details.

	As of December 31,
(in thousands of euros)	2025	2024
Due in 3 months or less	2,136	2,977
Due between 3 and 6 months	—	—
Due between 6 and 12 months	—	—
Due after more than 12 months	—	—
Trade receivables	2,136	2,977

8.2. Other current assets
Other current assets break down as follows:

	As of December 31,
(in thousands of euros)	2025	2024
Research tax credit receivable	3,038	3,369
VAT receivable	1,080	1,104
Prepaid expenses	2,318	3,195
Other receivables	1,426	1,085
Other current assets	7,863	8,753
Prepaid expenses
As of December 31, 2025, the €2.3 million in prepaid expenses primarily relates to research agreements with MD Anderson for €1.1 million, compared to €1.2 million on December 31, 2024 (see Note 4.5. - Collaboration Agreement with MD Anderson), and €1.2 million relates to invoices received during the period for third-party services to be performed after the closing period, mainly relating to IT, insurance, and other invoices associated with annual administrative contracts.
Other receivables
Other receivables increased by €0.3 million, primarily due to an increase in advance payments made to Contract Research Organization (CRO) and to Clinical Services Providers in connection with the execution of the clinical trial NANORAY-312. These payments amounted to 1.0 million euros on December 31, 2025, compared to 0.7 million euros on December 31, 2024.
Research tax credit receivable
The Company receives research tax credit (Crédit d’Impôt Recherche, or ‘‘CIR’’) from the French tax authorities. See Note 16 - Revenues and other income for additional details on the CIR research tax credit.
The research tax credit for 2025 was €3.0 million (€2.9 million for Nanobiotix S.A. and €0.2 million for Nanobiotix Corp), while the amount for 2024 was €3.4 million (€3.0 million for Nanobiotix S.A. and €0.4 million for Nanobiotix Corp).
The 2023 research tax credit was received by the Company in November 2024, and the 2024 research tax credit was received by the Company in November 2025.
The change in research tax credit receivables breaks down as follows:

(in thousands of euros)
Receivable as of December 31, 2023	3,939
Receipt of 2023 research tax credit – Nanobiotix SA	(3,707)
Receipt of 2023 research tax credit – Curadigm SAS	(177)
2024 research tax credit – Nanobiotix SA	2,954
2024 research tax credit – Nanobiotix Corp	360
Receivable as of December 31, 2024	3,369
Receipt of 2024 research tax credit – Nanobiotix SA	(2,954)
Receipt of 2024 research tax credit – Curadigm SAS	(120)
2025 research tax credit – Nanobiotix SA	2,873
2025 research tax credit – Nanobiotix Corp	166
Receivable as of December 31, 2025	3,038

Note 9. Cash and cash equivalents
Accounting policy
Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other reasons. They are readily convertible into known amounts and are subject to an insignificant risk of value changes. Cash and cash equivalents consist of short-term highly liquid investments available immediately, and short-term deposits.
Cash equivalents are measured at amortized cost.

Detail of cash and cash equivalents
Cash and cash equivalent break down as follows:

	As of December 31,
(in thousands of euros)	2025	2024
Cash and bank accounts	810	5,309
Short-term bank deposits	51,940	44,427
Net cash and cash equivalents	52,750	49,737
As of December 31, 2025, net cash and cash equivalents increased by €3.0 million as compared with December 31, 2024.
The short-term bank deposits correspond exclusively to term deposit transactions that are readily available and considered liquid.

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
Detail of share capital transactions

(in thousands or number of shares)	Nature of transaction	Share Capital	Premiums related to share capital	Number of shares
December 31, 2023		1,414	312,742	47,133,328
June 22, 2024	Capital increase (AGA 2022)	9	—	293,523
December 31, 2024	Prior period adjustments		1
December 31, 2024		1,423	312,743	47,426,851
June 27, 2025	Capital increase (AGA 2023)	24	—	809,820
December 31, 2025	Capital increase (OSA & BSPCE)	5	1,656	173,397
December 31, 2025		1,452	314,399	48,410,068
As of December 31, 2025, the share capital was €1,452,302 divided into 48,410,068 fully paid in ordinary shares each with a par value of €0.03, as compared with the 2024 share capital of €1,422,805.54 divided into 47,426,851 fully paid in ordinary shares, each with a par value of €0.03.
On December 31, 2025, the share capital of the Company was increased by a nominal amount of €5,201.91, through the issuance of 173,397 new ordinary shares with a nominal value of €0.03 each, increasing the Company’s share capital from €1,447,100.13 to €1,452,302.04, as a result of the issuance of 173,397 new shares related to the exercise of stock options and founders’ warrant by some former or current employees.
On June 27, 2025, the share capital of the Company was increased by a nominal amount of €24,294.60, through the issuance of 809,820 new ordinary shares with a nominal value of €0.03 each, increasing the Company’s share capital from €1,422,805.54 to €1,447,100.13, as a result of the definitive acquisition of 809,820 AGA 2023. Such issuance was acknowledged by the Executive Board on June 25, 2025.
On June 22, 2024, the share capital of the Company was increased by a nominal amount of €8,805.69, through the issuance of 293,523 new ordinary shares with a nominal value of €0.03 each, increasing the Company’s share capital from €1,413,999.85 to €1,422,805.54, as a result of the definitive acquisition of 293,523 AGA 2022. Such issuance was acknowledged by the Executive Board on June 19, 2024.
Distribution of dividends
The Company did not distribute any dividends for any of the periods presented, does not have any present plan to pay any cash dividends on its equity securities in the foreseeable future and currently intends to retain all available funds and any future earnings to operate clinical trials and expand our business.
Allocation of prior period (loss)
The negative net results respectively for the years 2024, 2023 and 2022 of €68.1 million, €39.7 million and €57.0 million have been fully allocated to reserves.

10.2. Treasury shares
On December 20, 2022 the liquidity contract with Gilbert Dupont was terminated, resulting in the Company receiving 22,118 shares that are still reported as treasury shares as of December 31, 2025.

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
The following tables summarize activity in these plans during the years ended December 31, 2025 and 2024.
The impact of share-based payments on income is detailed in Note 18.
Founders’ warrants (BSPCE)

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2025	Issued	Exercised	Forfeited	Outstanding at December 31, 2025	Number of shares issuable
BSPCE 2015-1	February 10, 2015	18.57	67,750	—	—	(67,750)	—	—
BSPCE 2015-3	June 10, 2015	20.28	27,350	—	—	(27,350)	—	—
BSPCE 2016	February 2, 2016	14.46	194,917	—	(72,867)	—	122,050	122,050
BSPCE 2017	January 7, 2017	15.93	177,050	—	(3,000)	—	174,050	174,050
Total			467,067	—	(75,867)	(95,100)	296,100	296,100

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2024	Issued	Exercised	Forfeited	Outstanding at December 31, 2024	Number of shares issuable
BSPCE 09-2014	September 16, 2014	18.68	85,750	—	—	(85,750)	—	—
BSPCE 2015-1	February 10, 2015	18.57	68,100	—	—	(350)	67,750	67,750
BSPCE 2015-3	June 10, 2015	20.28	28,400	—	—	(1,050)	27,350	27,350
BSPCE 2016	February 2, 2016	14.46	197,017	—	—	(2,100)	194,917	194,917
BSPCE 2017	January 7, 2017	15.93	178,100	—	—	(1,050)	177,050	177,050
Total			557,367	—	—	(90,300)	467,067	467,067
By way of exception, the Executive Board decided, in 2024, to lift, for two former employees and for two former members of the Executive Board, the continued service condition, and, where applicable for a former Executive Board member, the performance conditions to which the exercise of certain BSPCEs was subject, notwithstanding the termination of their employment agreement and/or corporate office.
The threshold of 500 patients enrolled in all our clinical studies was exceeded in December 31, 2023. As a consequence, all outstanding 2016 BSPCE, BSA and OSA may be exercised.
The impact of share-based payments on income is detailed in Note 18.
Warrant Plans (BSA)

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2025	Issued	Exercised	Forfeited	Outstanding at December 31, 2025	Number of shares issuable*
BSA 2014	September 16, 2014	17.67	—	—	—	—	—	—
BSA 2015-1	February 10, 2015	17.67	21,000	—	—	(21,000)	—	—
BSA 2015-2(a)	June 25, 2015	19.54	64,000	—	—	(64,000)	—	—
BSA 2018-1	March 6, 2018	13.55	—	—	—	—	—	—
BSA 2018-2	July 27, 2018	16.10	5,820	—	—	—	5,820	—
BSA 2019-1	March 29, 2019	11.66	18,000	—	—	—	18,000	—
BSA 2020	March 17, 2020	6.59	18,000	—	—	—	18,000	—
BSA 2021 (a)	April 21, 2021	13.47	14,431	—	—	—	14,431	14,431
Total			141,251	—	—	(85,000)	56,251	14,431

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2024	Issued	Exercised	Forfeited	Outstanding at December 31, 2024	Number of shares issuable*
BSA 2014	September 16, 2014	17.67	10,000	—	—	(10,000)	—	—
BSA 2015-1	February 10, 2015	17.67	21,000	—	—	—	21,000	—
BSA 2015-2(a)	June 25, 2015	19.54	64,000	—	—	—	64,000	—
BSA 2018-1	March 6, 2018	13.55	—	—	—	—	—	—
BSA 2018-2	July 27, 2018	16.10	5,820	—	—	—	5,820	—
BSA 2019-1	March 29, 2019	11.66	18,000	—	—	—	18,000	—
BSA 2020	March 17, 2020	6.59	18,000	—	—	—	18,000	—
BSA 2021 (a)	April 21, 2021	13.47	14,431	—	—	—	14,431	14,431
Total			151,251	—	—	(10,000)	141,251	14,431
*Number of shares issuable subject to performance conditions
During the year ended December 31, 2025, no new warrants were issued.
At a meeting on February 10, 2015, the Executive Board, acting pursuant to the delegation, granted 21,000 warrants to members and observers of the Supervisory Board, each warrant giving its holder the right to subscribe to one ordinary share, each with a par value of €0.03 and at a price of €17.67 (share premium included). As of December 31, 2025, the remaining 21,000 warrants have not been exercised by their beneficiaries and have all been cancelled.
At a meeting on June 25, 2015, the Executive Board, acting pursuant to the delegation, granted 64,000 warrants to members and observers of the Supervisory Board, each warrant giving its holder the right to subscribe to one ordinary share, each with a par value of €0.03 and at a price of €19.54 (share premium included). As of December 31, 2025, the remaining 64,000 warrants have not been exercised by their beneficiaries and have all been cancelled.

Stock Option Plans (OSA)

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2025	Issued	Exercised	Forfeited	Outstanding at December 31, 2025	Number of shares issuable
OSA 2016-1	February 2, 2016	13.05	400	—	—	—	400	400
OSA 2016-2	November 3, 2016	14.26	4,000	—	—	—	4,000	4,000
OSA 2017	January 7, 2017	14.97	500	—	—	—	500	500
OSA 2018	March 6, 2018	12.87	50,000	—	—	—	50,000	50,000
OSA 2019-1	March 29, 2019	11.08	24,750	—	—	—	24,750	24,750
OSA LLY 2019	October 24, 2019	6.41	500,000	—	—	—	500,000	50,000
OSA 2020	March 11, 2020	6.25	368,707	—	(53,900)	(8,000)	306,807	306,807
OSA 2021-04	April 20, 2021	13.74	384,132	—	—	(5,000)	379,132	72,592
OSA 2021-06	June 21, 2021	12.99	120,000	—	—	—	120,000	6,600
OSA 2022-06	June 22, 2022	4.16	519,413	—	—	(15,713)	485,456	392,585
OSA 2023-01	July 20, 2023	5.00	318,860	—	—	—	318,860	106,287
OSA 2024-01	May 23, 2024	5.81	1,221,540	—	(25,286)	(2,110)	1,194,144	398,048
OSA 2025-01	February 18, 2025	3.36	—	8,000	—	—	8,000	—
OSA 2025-02	May 16, 2025	2.97	—	1,241,005	(100)	(1)	1,240,904	—
Total			3,512,302	1,249,005	(97,530)	(30,824)	4,632,953	1,412,569

Type	Grant date	Exercise price (in euros)	Outstanding at January 1, 2024	Issued	Exercised	Forfeited	Outstanding at December 31, 2024	Number of shares issuable
OSA 2016-1	February 2, 2016	13.05	400	—	—	—	400	400
OSA 2016-2	November 3, 2016	14.26	4,000	—	—	—	4,000	4,000
OSA 2017	January 7, 2017	14.97	500	—	—	—	500	500
OSA 2018	March 6, 2018	12.87	52,000	—	—	(2,000)	50,000	50,000
OSA 2019-1	March 29, 2019	11.08	25,750	—	—	(1,000)	24,750	24,750
OSA LLY 2019	October 24, 2019	6.41	500,000	—	—	—	500,000	—
OSA 2020	March 11, 2020	6.25	377,775	—	—	(9,068)	368,707	368,707
OSA 2021-04	April 20, 2021	13.74	396,200	—	—	(12,068)	384,132	38,532
OSA 2021-06	June 21, 2021	12.99	120,000	—	—	—	120,000	60,000
OSA 2022-06	June 22, 2022	4.16	540,690	—	—	(21,277)	519,413	286,750
OSA 2023-01	July 20, 2023	5.00	318,860	—	—	—	318,860	106,288
OSA 2024-01	May 23, 2024	5.81	—	1,224,780	—	(3,240)	1,221,540	—
Total			2,336,175	1,224,780	—	(48,653)	3,512,302	939,927
At a meeting on February 18, 2025, the Executive Board, acting pursuant to delegations granted by the Company’s shareholders’ meeting held on May 28, 2024, granted to certain employees of the Group 8,000 stock options, each giving its holder the right to subscribe one ordinary share, each with a par value of €0.03 and at a price of €3.36 (share premium included). Such stock options are governed by the 2025 stock option plan, adopted by the Executive Board on February 18, 2025 (the “2025 Stock Option Plan”).
The ordinary stock options are exercisable as follows:
▪up to one-third of the ordinary stock options as from February 18, 2026;
▪ an additional one-third of the ordinary stock options as from February 18, 2027,
▪ the balance, i.e., one-third of the ordinary stock options as from February 18, 2028, subject to, for each increment, a continued service condition, and in any case, no later than 10 years after the date of grant, it being specified that stock options which have not been exercised by the end of this 10-year period will be forfeited by law.
At a meeting on May 16, 2025, the Executive Board, acting pursuant to delegations granted by the Company’s shareholders’ meeting held on May 28, 2024, granted to certain employees of the Group and members of the Executive Board 1,241,005 stock options, each giving its holder the right to subscribe one ordinary share, each with a par value of €0.03 and at a price of €2.97 (share premium included). Such stock options are governed by the 2025 Stock Option Plan.
The ordinary stock options are exercisable as follows:
▪up to one-third of the ordinary stock options as from May 16, 2026;
▪ an additional one-third of the ordinary stock options as from May 16, 2027,
▪ the balance, i.e., one-third of the ordinary stock options as from May 16, 2028, subject to, for each increment, a continued service condition, and in any case, no later than 10 years after the date of grant, it being specified that stock options which have not been exercised by the end of this 10-year period will be forfeited by law.
Free share plans (AGA)

Type	Grant date	Outstanding at January 1, 2025	Issued	Definitively vested	Forfeited	Outstanding at December 31, 2025	Number of shares exercisable
AGA 2022	June 22, 2022	—	—	—	—	—	—
AGA 2023 - P1	June 27, 2023	392,460	—	(392,060)	—	—	—
AGA 2023 - P2	June 27, 2023	423,460	—	(417,760)	(5,700)	—	—
Total		815,920	—	(809,820)	(5,700)	—	—

Type	Grant date	Outstanding at January 1, 2024	Issued	Definitively vested	Forfeited	Outstanding at December 31, 2024	Number of shares exercisable
AGA 2022	June 22, 2022	293,776	—	(293,523)	(253)	—	—
AGA 2023 - P1	June 27, 2023	400,960	—	—	(8,500)	392,460	392,460
AGA 2023 - P2	June 27, 2023	432,560	—	—	(9,100)	423,460	423,460
Total		1,127,296	—	(293,523)	(17,853)	815,920	815,920
No free shares were granted in 2025.
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
At a meeting on June 25, 2025, the Executive Board acknowledged the definitive acquisition of 809,820 free shares granted on June 27, 2023 following a two-year acquisition period, thus acknowledging the related share capital increase of €24,294.60.
The impact of share-based payments on income is disclosed in Note 18. As of December 31, 2025, the assumptions related to the estimated vesting of the founders’ warrants, the warrants and performance stock-options have been updated (see Note 18 - Share-based payments).

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

As of December 31, 2025 and 2024, the Company updated the parameters for calculating the lump-sum retirement benefit plan to take recent changes into account. The salary increase rate, staff turnover and discount rate were all updated (see below for further details on assumptions used).

(in thousands of euros)	As of January 1, 2025	Increases	Decreases	Currency translation	As of December 31, 2025
Lump-sum retirement benefits	432	95	—	—	507
Total Non-current provisions	432	95	—	—	507

(in thousands of euros)	As of January 1, 2024	Increases	Decreases	Currency translation	As of December 31, 2024
Lump-sum retirement benefits	323	109	—	—	432
Total Non-current provisions	323	109	—	—	432

The assumptions used to measure lump-sum retirement benefits are as follows:

As of December 31,
Measurement date	2025	2024
Retirement assumptions	Management: Age 66 Non-management: Age 64	Management: Age 66 Non-management: Age 64
Social security contribution rate	47%	47%
Discount rate	3.96%	3.56%
Mortality tables	Regulatory table INSEE 2018 - 2020	Regulatory table INSEE 2018 - 2020
Salary increase rate (including inflation)	Executive: 4% Non-Executive: 3.5%	Executive: 4% Non-Executive: 3.5%
Staff turnover	Constant average rate of 8.40%	Constant average rate of 8.40%
Duration	20 years	20 years
The rights granted to Company employees are defined in the Collective Agreement for the Pharmaceutical industry (manufacturing and sales of pharmaceutical products).
The staff turnover rate was determined using a historical average over the 2016-2023 period.
The sensitivity to the discount rate and to the salary growth is as follows:

Discount rate	3.71%	3.96%	4.21%
Defined Benefit Obligation as of December 31, 2025 (in thousands of euros)	529	507	487
The Company does not expect to pay a material amount of benefits for the five next years.

Commitments for retirement benefits

	As of December 31,
(in thousands of euros)	2025	2024
Provision as of beginning of period	432	323
Cost of services	80	65
Interests / discounting costs	15	11
Expense for the period	95	76
Gains related to experience	14	48
Losses related to change in financial assumptions	(33)	(16)
Actuarial gains or losses recognized in other comprehensive income	(19)	33
Provision as of end of period	507	432

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

(in thousands of euros)	As of January 1, 2025	Increases (1)	Decreases(1)	Currency translation	As of December 31, 2025
Provisions for disputes	341	29	(280)	—	90
Provisions for charges	96	21	(90)	—	28
Total Current provisions	438	50	(370)	—	118

(in thousands of euros)	As of January 1, 2024	Increases (1)	Decreases(1)	Currency translation	As of December 31, 2024
Provisions for disputes	506	200	(372)	7	341
Provisions for charges	253	7	(164)	—	96
Total current provisions	760	207	(535)	7	438
(1)See Note 17.4.- Depreciation, amortization and provision expenses. In 2024, the changes in the provisions for disputes and charges in the balance sheet include exceptional provision reversals that are not mapped to R&D SG&A, resulting in a mismatch with the operations expenses flows.

Provisions for disputes exclusively relate to ongoing employee disputes. The €0.3 million decrease in 2025 reflects the settlement of cases during the year. The €0.2 million increase in 2024 was due to new employee disputes that occurred during the period.
The €0.1 million decrease in provisions for charges in 2025 is due to a reversal of provision recorded in prior years for social security taxes applicable to members of the supervisory Board.
The €0.2 million decrease in 2024 corresponds to a release of a provision that has been initiated in 2023, for the settlement of social security taxes on attendance fees for members of the Supervisory Board.

Note 13. Financial liabilities

13.1. Details of financial liabilities
Accounting policies for financial liabilities are described in Note 15 - Financial instruments included in the statement of financial position and impact on income.

	As of December 31,
(in thousands of euros)	2025	2024
Lease liabilities – Short term	1,210	1,261
Repayable BPI loan advances - Short term	804	689
PGE Loans*	1,571	2,543
EIB Loan – Short term	725	430
Royalty Financing - Short term	—	—
Total current financial liabilities	4,309	4,924
Lease liabilities – Long term	1,889	2,969
Repayable BPI loan advances – Long term	136	1,258
PGE Loans*	—	1,547
EIB loan – Long term	47,717	40,204
Royalty Financing - Long term	41,269	—
Total non-current financial liabilities	91,010	45,978
Total financial liabilities	95,320	50,902
(*)”PGE”or in French “Prêts garantis par l’Etat” are state-guaranteed loans

The table below shows the detail of changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

(in thousands of euros)	Lease Liabilities	Repayable BPI Loan Advances		PGE Loans		EIB Loan	Royalty Financing		Total
		Bpifrance advance	Curadigm Bpi advance	HSBC “PGE” (1)	Bpifrance “PGE” (1)
As of December 31, 2023	5,081	2,066	397	3,155	3,457	36,409	—		50,565
Principal received / New contracts	—	—	—	—	—	—	—		—
Decrease in loans and conditional advances	—	(500)	(75)	(1,250)	(1,250)	—	—		(3,075)
Interest paid	(170)	—	—	(48)	(66)	(697)	—		(811)
Payment of lease liabilities	(1,080)	—	—	—	—	—	—		(1,080)
Cash flows from (used in) financing activities	(1,250)	(500)	(75)	(1,298)	(1,316)	(697)	—		(5,136)
Indexation effect on current lease commitment	245	—	—	—	—	—	—		245
Impact of discounting and catch-up	(16)	12	20	(13)	(4)	(2,832)	—		(2,833)
Cumulative fixed interest expense accrual	—	28	—	48	62	1,670	—		1,808
Cumulative variable interest expense accrual	169	—	—	—	—	6,085	—		6,254
Non-cash from (used in) financing activities	398	40	20	35	58	4,923	—		5,474
As of December 31, 2024	4,230	1,606	342	1,891	2,198	40,635	—		50,902
Principal received / New contracts	82	—	—	—	—	—	40,167	[16]	40,249
Decrease in loans and conditional advances	—	(921)	(125)	(1,254)	(1,255)	—	—		(3,554)
Interest paid	(130)	—	—	(26)	(36)	(1,328)	—		(1,520)
Payment of lease liabilities	(1,195)	—	—	—	—	—	—		(1,195)
Cash flows from financing activities	(1,243)	(921)	(125)	(1,280)	(1,291)	(1,328)	40,167		33,981
Indexation effect on current lease commitment	—	—	—	—	—	—	—		—
Impact of discounting and catch-up	(19)	5	15	(7)	(2)	480	—		472
Cumulative fixed interest expense accrual	—	17	—	26	36	1,497	1,515		3,091
Cumulative variable interest expense accrual	130	—	—	—	—	7,158	—		7,288
Foreign exchange gain (loss)	—	—	—	—	—	—	(413)		(413)
Non-cash from financing activities	111	22	15	19	34	9,135	1,101		10,437
As of December 31, 2025	3,099	707	232	630	941	48,442	41,269		95,320
Of which current	1,210	707	97	630	941	725	—		4,309
Of which Non-Current	1,889	—	135	—	—	47,717	41,269		91,010
(1)”PGE”or in French “Prêts garantis par l’Etat” are state-guaranteed loans

16 Net proceeds of €42.2 million less issuance fees not yet paid of €2.0 million

Lease Liabilities
Lease liabilities correspond to the discounted amount of the rentals to be paid over the lease terms for all outstanding contracts falling within the scope of IFRS 16. For the period presented, the main contracts relate to the buildings rented in Paris and in Villejuif.

Repayable BPI loan advances
The Company received repayable advance from Banque Publique d’Investissement (“Bpifrance”, formerly known as “OSEO Innovation”). The advance bears 1.56% interest. The repayment of the 2025 period amounts to €0.9 million while the remaining amount to be reimbursed corresponds to €0.7 million. As compared to the year ended 2024, the repayment amounted to €0.5 million while the amount to be reimbursed corresponded to €1.6 million (as detailed in table Note 13.2 - Due dates of the financial liabilities below).
In June 2020, the Company obtained by Curadigm SAS a €0.5 million conditional advance from Bpifrance, €0.4 million of which was received at the signature date. The advance is interest-free. The repayment of the 2025 period amounts to €125 thousand while the remaining amount to be reimbursed corresponds to €250 thousand. As compared to the year ended 2024, the repayment amounted to €75 thousand while the amount to be reimbursed corresponded to €342 thousand (as detailed in table Note 13.2 - Due dates of the financial liabilities below).

PGE loan (“Prêts Garantis par l’Etat”)
The Company announced in June 2020 that it has received approval for financing from both HSBC and Bpifrance for €5 million each in the form of state-guaranteed loans (“Prêts Garantis par l’Etat”, or “PGE” in France).
This loan is booked at amortized cost using an effective interest rate of 0.31%. Reimbursement of the loan started in September 2022 and will continue through mid-2026.
For both the years ended December 31, 2025 and 2024, €1.3 million was repaid yearly on the HSBC PGE loan.
On July 10, 2020, the Company entered into the second €5 million PGE loan with Bpifrance (the ‘‘Bpifrance PGE Loan’’). The Bpifrance PGE loan has a 6-year term and is 90% guaranteed by the French State. Starting after its first year anniversary, the Bpifrance PGE loan bears an interest rate of 2.25% per annum, inclusive of an annual State guarantee fee of 1.61% per annum. The principal and interest of the Bpifrance PGE loan is being reimbursed in 20 quarterly installments as from October 31, 2021 until July 26, 2026.
For both the years ended December 31, 2025 and 2024, €1.3 million was repaid yearly on the Bpifrance PGE loan.

EIB loan
Initial Contract
In July 2018, the Company obtained a fixed rate and royalties-based loan from the EIB. The loan could reach a maximum amount of €40 million, divided in three tranches. The first tranche, with a nominal value of €16 million, was received in October 2018 and would have been initially repaid in full in 2023. The cumulative fixed-rate interest related to this tranche was to be paid at the principal repayment date. The second tranche, with a nominal value of €14 million, was received in March 2019 and was initially to be repaid between 2021 and 2024. The cumulative fixed-rate interest related to this second tranche was initially to be paid twice a year together with the principal due.
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
•Future royalty payments to EIB depend on the Company’s net sales forecast and therefore depends on its financial performance. Accordingly, in order to estimate the present value of royalty repayments to EIB, the expected cash outflows were adjusted according to a global probability of success, and the Company has retained a Weighted Average Cost of Capital (“WACC”) applicable to the Company, which is traditionally used to discount future operating cash flows which are exposed to standard operating risk (without taking into account the risk of unsuccessful development of studies which is already captured in the cashflows). Using a detailed calculation methodology, the Company has estimated the WACC on October 18, 2022 at 30%.

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

During the year ended December 31, 2024, the variations in the EIB’s debt are mainly due to a €7.8 million increase in accrued fixed and variable interests, partially offset by the interest repayments of €0.7 million and by a net impact of €2.8 million corresponding (i) to the accretion impact due to increase in estimated debt outflows beyond 2023 of €11.3 million (before discounting effect) linked to the revised unadjusted forecasts of net sales and milestone considerations as per Janssen license agreement, and (ii) to the decrease linked to the discounting effect of €14.2 million.
The Company accounted for the debt at amortized cost using the original EIR at 21.30%.
The expected royalty payments, previously estimated at €32.4 million as of December 31, 2022, have been updated to €36.6 million as of December 31, 2023, due to the revised sales forecasts. As of December 31, 2024, the royalty payments to be made in the future are now estimated at €47.5 million, reflecting the latest revisions made to the sales forecasts in 2024.

As of December 31, 2024, the fair value of the loan amounts to €43.1 million, with a market rate of 19.65%.

2025 EIB Agreements

Pursuant to the 2025 EIB Agreements signed in October and November 2025, as described in Note 4.4 - Financing Agreement with the European Investment Bank (“EIB”), the Company determined that none of these amendments neither changed the main terms of the debt nor materially altered expected cash flows, the Company concluded that these amendments do not result in a derecognition of the existing liability from a qualitative standpoint. A quantitative test has also been performed to assess the impact on the net present value of the remaining cash flows.
Based on qualitative and quantitative assessments performed, the Company concluded that these events did not trigger the extinguishment of the debt. As a result, the Company continued to account for the debt at amortized cost using the original EIR of 21.30%.
As of December 31, 2025, the Company accounted for the debt at amortized cost using the original EIR of 21.3% and assessed the estimated debt outflows as per the EIB Agreements in accordance with the revised forecasts of unadjusted annual sales relating to JNJ-1900 (NBTXR3).
The EIB loan amounts to €48.4 million as of December 31, 2025 compared to €40.6 million as of December 31, 2024. The increase of €7.8 million over the year ended December 31, 2025 is comprised of:
• fixed and variable interest expense accrual for an amount of €8.7 million, and
• the P&L net negative impact of accretion and discounting on EIB loan of €0.5 million corresponding to;
(i) the increase in estimated debt outflows beyond 2025 - before discounting effect - for a €10.4 million negative P&L effect
(ii) offset by €9.9 million of discounting (positive effect).

which are partially offset by
• the interest repayments of €1.3 million in accordance with the repayment schedule.

As of December 31, 2025 the fair value of the debt is estimated at €52.7 million.
In estimating the fair value of the debt, the Company used a credit rating of B/CCC. which resulted in a fair value market discount rate of 18.71%.
Sensitivity

The Company conducted a sensitivity analysis, changing the key assumptions used to determine the amortized cost and the fair value of the EIB loan :

• Debt at amortized cost - sensitivity

•Commercialization date sensitivity analysis
With constant average discount rate and cumulative net sales:

(in thousands of euros)	As of December 31, 2025
Commercialization date sensitivity	Total debt at amortized cost	P&L impact	Total impact
Base date	48,442	—	—
1 year after *	41,984	6,457	6,457
(*) one year postponement versus first year of commercialization
•Cumulated net sales sensitivity analysis
With constant average discount rate and commercialization date:

(in thousands of euros)	As of December 31, 2025
Cumulated net sales sensitivity	Total debt at amortized cost	P&L impact	Total impact
Net sales -10%	47,514	927	927
Base cumulated net sales	48,442	—	—
Net sales +10%	49,369	(927)	(927)

•Debt at fair value - sensitivity
•Commercialization date sensitivity analysis
With the same average discount rate and cumulated net sales:

(in thousands of euros)	As of December 31, 2025
Commercialization date sensitivity	Total debt at fair value	Fair Value impact	Total impact
Base date	52,730	—	—
1 year after *	48,651	4,078	4,078
(*) one year postponing versus first year of commercialization
•Cumulated net sales sensitivity analysis
With constant average discount rate and commercialization date:

(in thousands of euros)	As of December 31, 2025
Cumulated net sales sensitivity	Total debt at fair value	Fair Value impact	Total impact
Net sales -10%	52,097	633	633
Base cumulated net sales	52,730	—	—
Net sales +10%	53,363	(633)	(633)
Royalty Financing Agreement
Initial measurement and subsequent amortized cost measurement
The Royalty Financing Agreement is classified as a financial liability in accordance with IFRS 9, initially recognized at fair value equal to the transaction price at initial recognition, defined as the best evidence of the fair value of a financial instrument (IFRS 9.5.1.1, IFRS 9.B5.1.2A and IFRS 13) and consequently measured at amortized cost using the effective interest rate method. See note 4.6 - Royalty Financing Agreement for further details.

–At each revision of estimates of cash flows, the gross carrying amount of the debt will be recalculated using the original effective interest rate, in accordance with IFRS 9.B5.4.6 : If an entity revises its estimates of payments or receipts (excluding modifications in accordance with paragraph 5.4.3 and changes in estimates of expected credit losses), it shall adjust the gross carrying amount of the financial asset or amortized cost of a financial liability (or group of financial instruments) to reflect actual and revised estimated contractual cash flows. The entity recalculates the gross carrying amount of the financial asset or amortized cost of the financial liability as the present value of the estimated future contractual cash flows that are discounted at the financial instrument’s original effective interest rate. The adjustment is recognized in profit or loss as income or expense.

–To determine the appropriate accounting treatment for the Royalty Financing Agreement, the Company conducted a comprehensive analysis in accordance with IFRS 9. The contractual cash-flows are indexed to non-financial variables specific to a party – specifically, the Company’s unadjusted revenues derived from: (i) royalties (ii) regulatory milestones and (iii) commercial milestones. Therefore, the Company has elected to consider that contracts dependent on a non-financial variable specific to a party are excluded from the IFRS 9 definition of a derivative. As such, the financial liability arising from Royalty Financing Agreement does not meet the definition of a derivative, nor does it contain any embedded derivative to be bifurcated or that is not closely related to the instrument.

Additionally, the Royalty Financing Agreement is denominated in USD which is different from the functional currency (i.e. Euro). In accordance with IAS 21, it will be remeasured at each quarterly reporting date using the closing USD/EUR exchange rate.

Key assumptions and scenarios

Amount recognized as of December 31, 2025

Based on the following management assumptions - which remain consistent with those applied at initial recognition (i.e. upon receipt of the $50 million (€42.9 million) initial installment), given the short time period between the transaction and the reporting dates, the Company has prepared an unadjusted sales and milestone forecast to serve as the basis for the valuation of the HCRx bonds and the related repayment schedule:

The Company assumes it will receive the $21 million second installment in December 2026 as it does not forecast a failure of either of the two conditions related to this second installment. One of the drawdown conditions17 has already been fulfilled, namely that there has been no failure to advance the NSCLC Phase 2 CONVERGE trial to either Part 2 of CONVERGE or a Phase III NSCLC trial.
In addition, the Company has never experienced a clinical hold on JNJ-1900 (NBTXR3) in any of its prior trials, and clinical holds are generally rare. Although Nanobiotix does not have access to Janssen’s blinded study data and therefore cannot directly monitor potential issues, management is not aware of any information suggesting a future hold. Lastly, there are no performance or development milestones attached to this payment.
As of December 31, 2025, the Company accounted for the debt at amortized cost using the original annual EIR of 52% and assessed the estimated debt outflows as per the HCRx Agreements in accordance with the revised forecasts of unadjusted annual sales relating to JNJ-1900 (NBTXR3). Consequently, the HCRx Royalty Financing amounts to €41.3 million as of December 31, 2025.
17 The conditions being:
–Termination or clinical hold (partial or full) imposed by FDA, EMA, MHRA or PMDA of the NANORAY-312 and / or CONVERGE trials which remains in effect for 60 days or more.
–Failure to advance the NSCLC Phase 2 CONVERGE trial to either Part 2 of CONVERGE or a Phase III NSCLC trial (nota bene: this second item is already satisfied).

As of December 31, 2025, the Company has measured the fair value of the Royalty Financing financial liability comprising of milestone payments and revenue-based royalties payments. The resulting expected cash outflows were adjusted according to probability of success and discounted to present value using an average discounting rate, specific to the nature of future cash flows.

The Company has discounted cash flows based on the nature of those cash flows, resulting in an effective overall discount rate. Further, given that there are up to two instalments related to the Royalty Financing, the Company has estimated the fair value of the debt based on both instalments.

–Future milestone payments to HCRx depend on the successful completion of regulatory, development, and commercial milestones as stated in the Janssen Global License Agreement, and the Management has estimated the expected amount and timing of these milestone payments as per contractual terms. Since these cash outflows are based on achievement of contractual targets and are not exposed to commercial risks such as pricing, competition, or market access and penetration, the Company has discounted these future cash flows using a cost of debt applicable to the Company.
–As future royalty-based payments to HCRx depend on the Company’s net sales forecasts, the Management has provided its best estimate regarding amounts and timing of these royalties payments as per contractual terms. Accordingly, in order to estimate the present value of royalty-based payments, the Company has retained a Weighted Average Cost of Capital (“WACC”) applicable to the Company, which is traditionally used to discount future operating cash flows which are exposed to standard operating risk

As of December 31, 2025, the fair value of the debt considering both instalments is valued at €40.3 million at an effective average discount rate of 15.7%.

Sensitivity

The most sensitive variable with respect to the valuation of the obligation owed to HCR is related to timing of repayment and, particularly, whether the initial fixed amount multiple is 175% (if repaid before December 31, 2030) or 250% (if repaid after December 31, 2030). To that end, the Company tested a scenario in which all cash inflows were delayed by one year. In this scenario, the Company still achieves the lower, 175% multiple before 2030 and pays the same amount to HCRx as in the base case scenario, with the final repayment occurring one year later.

13.2. Due dates of the financial liabilities

The due dates for repayment of the financial liabilities at their nominal value and including fixed rate interests and future variable interest payments have been estimated based on the milestone and royalties forecasts at the reporting date and are presented as follows:

	As of December 31, 2025
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Bpifrance	716	—	—	—	716
Curadigm interest-free Bpifrance advance	100	150	—	—	250
HSBC “PGE” (1)	631	—	—	—	631
Bpifrance “PGE” (1)	948	—	—	—	948
EIB fixed rate loan	824	19,099	46,421	43,149	109,492
HCR Royalty Financing	—	105,949	21,754	101,106	228,809
Lease liabilities	1,289	1,299	656	—	3,243
Total	4,508	145,037	72,637	161,949	344,089
(1) The Company plans according to contractual terms to reimburse the two “PGE” (“Prêts garantis par l’Etat” or state-guaranteed loans) from HSBC and BPI over 5 years with a deferral of 1 year (last reimbursement being in 2026).

	As of December 31, 2024
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Bpifrance	800	837	—	—	1,637
Interest-free Bpifrance loan	—	—	—	—	—
Curadigm interest-free Bpifrance advance	100	200	75	—	375
HSBC “PGE” (1)	1,272	631	—	—	1,903
Bpifrance “PGE” (1)	1,289	948	—	—	2,237
EIB fixed rate loan	467	19,942	40,784	39,196	100,389
Lease liabilities	1,282	2,131	866	216	4,495
Total	5,210	24,689	41,725	39,412	111,036
(1)”The Company will reimburse the two “PGE”or (“Prêts garantis par l’Etat” or state-guaranteed loans) over 5 years with a deferral of 1 year (last reimbursement being in 2026)

The debt obligations indicated above relate to the fixed and variable rate interests and principal payable on repayable advances, the interest-free Bpifrance loan, EIB loan, Royalty Financing, PGE loans and the lease liabilities. These amounts reflect the committed amounts under those contracts as of December 31, 2025.
As of December 31, 2025, the table above indicates that the EIB loan's total expected cash outflows (undiscounted) are €109.5 million, which includes :
•€33.4 million for the principal and fixed rate interest to be paid over the term of the loan,
•€18.1 million remaining milestones to be prepaid under the following mechanisms as described in Note 4.4 - :Financing Agreement with the European Investment Bank (“EIB”)
•€57.9 million for the estimated royalty payments to be made in the future, based on the forecasted sales expected to be generated by the Company’s partners during the six-year period beginning upon JNJ-1900 (NBTXR3) commercialization. (See Notes 4.4 - Financing Agreement with the European Investment Bank (“EIB”) and 13.1 - Detail of the financial liabilities).
As of December 31, 2024, the table above indicates that the EIB loan's total expected cash outflows (undiscounted) are €100.4 million, which includes €33.9 million for the principal and fixed rate interest to be paid over the term of the loan, €19.0 million of milestones still to be paid under the Milestone advance payments mechanism schedule which will require prepayments equal to a tiered low single digit percentage of future equity or debt financing transactions raising up to an aggregate of €100 million, on a cumulative basis, increasing to a mid-single digit percentage for such financings greater than €100 million, and €47.5 million for the estimated royalty payments to be made in the future, based on the forecasted sales expected to be generated by the Company’s partners during the six-year period beginning upon NBTXR3 commercialization. See Notes 4.4 - Financing Agreement with the European Investment Bank (“EIB”) and 13.1. Details of financial liabilities).
As of December 31, 2025, the table above indicates that the Royalty Financing total expected cash outflows (undiscounted) are $268.9 million (€228.8 million) which includes :
–Initial fixed return amount: $124.25 million (€105.7 million), corresponding to an amount equivalent to 175% of the aggregate subscription price ($71 million), expected to be settled in December 2028.
–Tail period: Following the cash-flow projections, it begins in 2028 until the effective final maturity date in 2038.
–Which result in a total repayment $268.9 million (€228.8 million)debt obligation.

All assumptions regarding future funding and cash-flow projections are subject to periodic review at each reporting date. Changes in estimates will result in catch-up adjustments to the carrying amount of the liability and corresponding adjustment in the income statement under the effective interest rate method.

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

Details of trade and other payables

	As of December 31,
(in thousands of euros)	2025	2024
Accrued expenses - clinical trials	2,541	15,550
Trade payables & other accruals	6,580	4,484
Total trade and other payables	9,121	20,036
Trade and other payables are not discounted, as none of the amounts are due in more than one year.
Accrued Expenses related to clinical trials balance decreased by €13.5 million between December 2024 and December 2025 mainly due to :
(i) NANORAY-312 development transfer to Janssen, resulting in a nil balance as of December 31, 2025, compared to the 11.1 million accrual as of December 31, 2024,
(ii) The study 1100 development in 2025, amounting to a €2.4 million accrual as of December 31, 2025, compared to the 4.4 million accrual as of December 31, 2024.
The increase of trade payables and other accruals balance by €2.1 million between December 2024 and December 2025 is mainly due to €1.3 million higher amount of non-clinical invoice accruals not received at the closing date and €0.6 million higher vendor payables.

14.2. Other current liabilities

	As of December 31,
(in thousands of euros)	2025	2024
Tax liabilities	218	537
Payroll tax and other payroll liabilities	6,599	6,334
Other payables	613	672
Other current liabilities	7,430	7,543
Payroll tax and other payroll liabilities consist primarily of payroll taxes, namely the employer contribution provision to be paid on free shares, accrued bonuses, vacation days and related social charges.
Payroll tax and other payroll liabilities slightly increased by €0.3 million from €6.3 million as of December 31, 2024 to €6.6 million as of December 31, 2025.

14.3. Deferred income and contract liabilities

	As of December 31,
(in thousands of euros)	2025	2024
Deferred income	45	61
Current contract liabilities	36,172	18,100
Deferred income and current contract liabilities	36,216	18,161
Current contract liabilities increased by €18.1 million to €36.2 million as of December 31, 2025. The initial payment received in 2021 from LianBio was €16.5 million and was recognized as a contract liability since the delivery of the related performance obligation has not yet commenced. The increase of €18.1 million results from the combined effects of the amendments on the Janssen License Agreement and the Asia Licensing Agreement (formerly Lianbio) in the allocation of the constrained transaction price (See Note 16 - Revenues and other income).
The current contract liabilities are accounted for in accordance with IFRS 15. See Note 4.1. - Global License Agreement with Janssen Pharmaceutica NV and Share Purchase Agreement with Johnson & Johnson Innovations - JJDC and Note 16 - Revenues and other income for more details.

14.4. Refund liabilities

	As of December 31,
(in thousands of euros)	2025	2024
Non current refund liabilities	3,218	27,778
Current refund liabilities	313	7,835
Refund liabilities	3,530	35,613
The refund liability, recognized as of December 2024, reflects the refund obligation related to the amendments of the Janssen Agreement, signed in the fourth quarter of 2024.
During the year ended December 31, 2025, the total refund liabilities decreased by €32.1 million mainly due to :
•the amendment of the Janssen Agreement, signed on March 17, 2025, which was accounted for as a contract modification for €30.6 million, and resulted in a change in the transaction price, as well as a change in the scope of obligations recorded as a cumulative catch-up in the Statement of consolidated operations and refund liabilities in the statement of financial position. (Note 16 - Revenues and other income).
•the disbursement of the first installment of the Company’s obligation payment to Janssen for $6.4 million , net of the ICON payable reduction of $0.5 million or €5.5 million net.
•partially offset by cash collection of €4.6 million relating to the TSA.
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

Financial assets at fair value through profit or loss
This category includes marketable securities. They represent financial assets held for trading purposes, i.e., assets acquired by the Company to be sold in the short-term. They are measured at fair value and changes in fair value are recognized in the consolidated statements of operations as financial income or expense, as applicable. As of December 31, 2024, the Company has no financial assets at fair value through profit and loss.
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
Derivatives
Derivatives are only used for economic hedging purposes and not as speculative investments. However, where derivatives do not meet the hedge accounting criteria, they are classified as ‘held for trading’ for accounting purposes and are accounted for at fair value through profit or loss.
The full fair value of hedging derivatives is classified as a non-current asset or liability where the remaining maturity of the hedged item is more than 12 months. It is classified as a current asset or liability where the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.
Derivatives are initially recognised at fair value on the date when a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Company designates certain derivatives as either:
•hedges of a particular risk associated with the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedges), or
•hedges of a net investment in a foreign operation (net investment hedges).
Grants, Conditional advances and Interest-free loans
The Company receives assistance in the form of grants, conditional advances and interest-free loans.
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

Detail of financial instruments included in the statements of financial position and impact on income

	As of December 31, 2025
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at fair value through profit or loss	Assets and liabilities carried at amortized cost	Fair value (1)
Non-current financial assets
Non-current financial assets	434	—	434	434
Trade receivables	2,136	—	2,136	2,136
Cash and cash equivalents	52,750	—	52,750	52,750
Total assets	55,320	—	55,320	55,320
Financial liabilities
Non-current financial liabilities	91,010	—	91,010	94,282
Current financial liabilities	4,309	—	4,309	4,358
Trade payables and other payables	9,121	—	9,121	9,121
Total liabilities	104,441	—	104,441	107,760
(1)The fair value of current and non-current liabilities include loans, repayable advances from Bpifrance, the EIB loan, the HCR royalty financing and the HSBC and Bpifrance state-guaranteed loans, was assessed using unobservable “level 3” inputs, in the IFRS 13 classification for fair value. See Note 13 - Financial liabilities.

	As of December 31, 2024
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at fair value through profit or loss	Assets and liabilities carried at amortized cost	Fair value (1)
Non-current financial assets
Non-current financial assets	406	—	406	406
Trade receivables	2,977	—	2,977	2,977
Cash and cash equivalents	49,737	—	49,737	49,737
Total assets	53,120	—	53,120	53,120
Financial liabilities
Non-current financial liabilities	45,978	—	45,978	48,443
Current financial liabilities	4,924	—	4,924	4,924
Trade payables and other payables	20,035	—	20,035	20,035
Total liabilities	70,936	—	70,936	73,402
(1)The fair value of current and non-current liabilities include loans, repayable advances from Bpifrance, the EIB loan and the HSBC and Bpifrance state-guaranteed loans, was assessed using unobservable “level 3” inputs, in the IFRS 13 classification for fair value. See Note 13 - Financial liabilities.
As of December 31, 2025 and 2024, the carrying value of receivables and current liabilities is assumed to approximate their fair value.
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
As of December 31, 2025, the Company had cash and cash equivalents of €52.8 million.
The Company current level of cash and cash equivalents is expected to be sufficient to meet it projected financial obligations and fund our operations beyond the next twelve months from the date of authorization for issuance of these consolidated statements.
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
On October 30, 2025, the Company entered into the Royalty Financing Agreement. The liquidity risk could arise:
–If the first milestone event (as described in Note 4.6) does not occur, the company will not be able to draw the second installment of $21 million.
–If the royalty receivables - based on annual net sales of the licensed product – and certain regulatory and commercial milestones receivables are insufficient to repay the Royalty Financing agreement by December 31, 2030, this would trigger an increase in the contractual multiple from 175% to 250%. Such increase would result in a higher total repayment obligation (approximately $178 million, assuming the full $71 million subscription price is funded).

Foreign Currency Exchange Risk
The functional currency of Nanobiotix S.A. is the euro. Exposure to foreign currency exchange risk is mainly derived from certain of its revenue and bank accounts denominated in U.S. dollars. Under the Global License Agreement with Janssen, and the Asia Licensing Agreement (former LianBio contract) (see Notes 4.1. and 4.2. respectively), the Company has received payments in U.S dollars. During the year ended December 31, 2025 the Company issued the Royalty Financing instrument (see Note 4.6 - Royalty Financing Agreement) which is denominated in U.S. Dollars and must be remeasured at each reporting date in accordance with IAS 21. Any resulting exchange differences should be recognized in profit or loss.
Additionally, the Company is also exposed through intra group transactions between Nanobiotix S.A. and its U.S. subsidiaries, for which the functional currency is the U.S. dollar, as well as trade relations with customers and suppliers outside the euro zone.
At this stage of its development, the Company’s foreign exchange risk management policy, is limited to the use to a small number and amount of hedging instruments (see see below), to protect its business against exchange rate to protect its business against exchange rate fluctuations. However, a significant increase in its business activity outside the euro zone could lead to a greater exposure to foreign currency exchange risk. If this occurs, the Company may implement a more developed hedging policy for these risks.
Foreign currency risk management
During the year ended December 31, 2025, the Company implemented a foreign exchange risk management policy to mitigate its exposure to fluctuations in the U.S. dollar against the euro arising from forecast net U.S. dollar‑denominated cash flows. The policy aims primarily to protect the budget exchange rate, which for 2026 was set at 1.2250 USD/EUR, derived from a weighted average forward rate of 1.1894 adjusted by a 3% degradation. The initial hedging structure recommended under the policy provides for approximately 15% of the exposure to be hedged using forward contracts, 25% using option‑based strategies such as collars, and the remaining 60% to remain unhedged but protected through predefined stop‑loss mechanisms.
On December 17, 2025, the Company subscribed to two hedging instruments (EUR call / USD put and EUR put / USD call), each with a notional of $5.0 million and a maturity date of February 24, 2026.
These hedging instruments are accounted as derivatives at their fair values as of December 31, 2025.
The following table illustrates the impact of a 10% increase or decrease in the exchange rate between the euro and the U.S. dollar on the royalty financing and cash and cash equivalents as of December 31, 2025, and December 31, 2024.

	For the year ended December 31, 2025
Impact	Royalty Financing		Cash and Cash equivalents
(in thousands of euros)	Increase	Decrease	Increase	Decrease
USD / Euro exchange rate	4,127	(4,127)	3,237	(3,237)
Total	4,127	(4,127)	3,237	(3,237)

	For the year ended December 31, 2024
Impact	Royalty Financing		Cash and Cash equivalents
(in thousands of euros)	Increase	Decrease	Increase	Decrease
USD / Euro exchange rate	—	—	4,199	(4,199)
Total	—	—	4,199	(4,199)

The following table shows the impact of a 10% increase or decrease in the exchange rate between the euro and the U.S. dollar, calculated on the amounts of loans to the Company’s U.S. subsidiaries as of December 31, 2025 and December 31, 2024.

	For the year ended December 31, 2025
Impact	Net income		Equity
(in thousands of euros)	Increase	Decrease	Increase	Decrease
USD / Euro exchange rate	(11)	11	20	(20)
Total	(11)	11	20	(20)

	For the year ended December 31, 2024
Impact	Net income		Equity
(in thousands of euros)	Increase	Decrease	Increase	Decrease
USD / Euro exchange rate	56	(56)	35	(35)
Total	56	(56)	35	(35)

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
The Company’s exposure to credit risk chiefly stems from trade receivables for one customer (Janssen) as of December 31, 2025. Due to the limited number of customers, the Company appropriately monitors its receivables and their payment and clearance. The Company enters into such transactions only with highly reputable, financially sound counterparts.
The Royalty Financing instrument is non-recourse instrument. In the event of a shortfall, and if the aggregate amount of the receivables placed in the trust as of the final maturity date is less than the shortfall amount, bondholders’ recourse is limited to the repayment of the then-outstanding nominal value (i.e. current nominal value) at the final maturity date.

Interest rate risk
The Company's exposure to interest rate risk is primarily related to cash equivalents and investment securities, which consist of term deposits. Changes in interest rates have a direct impact on the interest earned from these investments and the cash flows generated.
As of December 31, 2025 loans issued by the Company are exclusively fixed rate loans and thus our exposure to interest rate and market risk is deemed low.
Variable interests on the EIB loan and HCRx loan are royalty-based and are not subject to market rate risks.

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
Application of IFRS 15 to the Janssen Agreement

Initial Janssen Agreement

In July 2023, the Company entered into the Janssen Agreement, granting Janssen an exclusive worldwide license for the development, the manufacturing and the commercialization of JNJ-1900 (NBTXR3). The license is exclusive, except for territories previously licensed to the Company initial licensee, LianBio (see below). Unless terminated earlier, the Janssen Agreement will remain in effect for so long as royalties are payable under the Janssen Agreement. The Janssen Agreement may be terminated earlier by either party in the event that the other party commits an uncured material breach, or in the case of certain insolvency or bankruptcy events. Additionally, Janssen has the right to terminate the agreement without cause, provided they give prior written notice to the Company.

The Company is responsible for all ongoing studies, along with JNJ-1900 (NBTXR3) manufacturing and clinical supply subject to Janssen’ right to object based on concern regarding safety risks or that the study is reasonably likely to adversely affect the development (including commercialization) of the licensed product. Janssen is fully responsible for an initial Phase 2 study evaluating JNJ-1900 (NBTXR3) for patients with stage three lung cancer. Additionally, as per the license agreement, Janssen may request that Nanobiotix transfer and assign the regulatory documentation and sponsorship for ongoing studies (including NANORAY-312 trial) to Janssen. Subsequently, further to the agreements signed in October 2024 regarding the transfer of the global sponsorship of NANORAY-312 study (see below), Janssen became sponsor on a country by country basis upon acceptance by local or applicable regulatory authorities and the Company continued to conduct the execution of the on-going studies in accordance with established protocols.

Following the HSR antitrust clearance, the Company received in 2023 an upfront cash licensing fee of $30 million. The Company is eligible for success-based payments of up to $1.8 billion, in the aggregate, relating to potential development, regulatory, and sales milestones. Moreover, the agreement includes a framework for additional success-based potential development and regulatory milestone payments of up to $650 million, in the aggregate, for five new indications that may be developed by Janssen at its sole discretion; and of up to $220 million, in the aggregate, per indication that may be developed by the Company in alignment with Janssen. Following commercialization, the Company will also be eligible tiered double-digit royalties (low 10s to low 20s) on net sales of JNJ-1900 (NBTXR3).

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
Following the IFRS 15 analysis, two main distinct performance obligations under the Janssen Agreement have been identified:
•License Grant: transfer of all data and information that is useful for the development, manufacture or commercialization of the licensed compound (JNJ-1900 (NBTXR3) worldwide, excluding the Asia Licensing Territory. The license grant corresponds to a right-to-use license and the transfer of this license has been completed by December 31, 2023. Revenue was recognized point in time accordingly in 2023; and

•Ongoing Nanobiotix-conducted studies: the Company was committed to perform the head and neck (H&N) study and other ongoing Nanobiotix-conducted studies. These studies will benefit to Janssen (who holds the license) and therefore represent a service promised to the customer. In the course of the ongoing Nanobiotix-conducted studies, the Company provides development services in connection with the license, which is controlled by Janssen since the date of its transfer, until the end of the studies. Based on the Company’s assessment of the nature of the services, the ongoing Nanobiotix-conducted studies were determined to be a separate performance obligation as the promise is separately identifiable as part of the contract and Janssen can benefit from the services with the license that has already been transferred. Janssen has access to the development progress over time and revenue is recognized overtime accordingly (see below).

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

Thus, the consideration for Janssen Agreement consists of fixed and variable parts. As of December 31, 2023, the Company estimated the constrained transaction price for $50 million, which included:
•The $30 million upfront payment, allocated among each performance obligation based on their respective standalone selling prices.
•Regulatory and development milestones payments whose payment depends on the achievement of certain technical or regulatory events, as provided in the contract. Variable considerations are included in the estimated transaction price if and when, it becomes highly probable that the resulting revenue recognized would not have to be reversed in a future period. Subsequently, as of December 31, 2023, the Company was entitled to receive a $20 million milestone with no refund risk.
•Estimated variable considerations for commercial milestones are included in the estimated transaction price only when the cumulative threshold specified in the contract has been reached, starting upon the potential commercialization of the licensed products. Sales-based royalties’ revenue are included in the estimated transaction price at the later of (i) when the subsequent sale occurs or (ii) when the performance obligation has been satisfied. Subsequently, no variable consideration relating to commercial milestones or royalties was included in the estimated transaction price as of December 31, 2024 or as of December 31, 2025.

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

Revenue is recognized at a point in time or overtime depending on the allocation to each performance obligation. Revenue is recognized at a point in time for the existing know-how transferred to Janssen and overtime for the percentage completed (input method) of the ongoing Nanobiotix-conducted studies. The Janssen Agreement provides a distinct right-to-use license; therefore under IFRS 15, the fixed part of the consideration is recognized as revenue as soon as the licensee can direct the use and benefit from the license.

Royalties on commercial sales and commercial milestones, if any, will be recognized as revenue when the underlying sales will be made, under the terms and timeframes set out in the agreement. No amount was recognized in either 2024 or 2025.

Amendments to the Janssen Agreement

As of December 31, 2024
The Company announced in May 2024 its intent, aligned with Janssen, to transfer the global sponsorship of the ongoing NANORAY-312 Phase 3 pivotal trial, evaluating JNJ-1900 (NBTXR3) for locally advanced head and neck cancer, to Janssen, in preparation for potential regulatory submission in the event of positive trial results. The parties mutually agreed on the conditions of this transfer and detailed them in agreements signed in the fourth quarter of

2024. Janssen has progressively taken over from the Company the operational execution responsibility of the study, on a country by country basis, starting November 2024, with the objective to complete the transfer of sponsorship soonest. Nanobiotix has continued to support the execution of NANORAY-312 during and after the sponsorship transition.

These agreements aim to transfer rights and obligations of the Company to Janssen at the date of the sponsorship transfer in each country. The impact on the performance obligations are the following:
•License grant: no impact,
•Ongoing Nanobiotix-conducted studies: decrease in the scope of development services that were initially to be provided by the Company to Janssen, as Janssen will take over progressively those activities and direct responsibilities. As at December 31, 2024, the Company still had a funding obligation towards Janssen as the Company remains liable for the overall costs of the clinical study NANORAY-312 further to the Janssen Agreement.
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
Revenue for the year ended December 31, 2024 therefore included a negative one-off impact amounting to €23.4 million, directly due to the contract modification as explained above, leading to a total cumulated negative €19.3 million net revenue impact over the year 2024.
Still in accordance with IFRS 15, the funding obligation towards Janssen resulted in a net refund liability recognition amounting to €35.6 million. See Note 14.4. - Refund liabilities

As of December 31, 2025
In March 2025, Nanobiotix and Janssen executed an amendment to the License Agreement which is transferring almost all of the financial responsibility for NANORAY-312 from Nanobiotix to Janssen, less a small portion of costs that will remain covered by Nanobiotix. Selected and limited future milestone obligations previously owed by Janssen to Nanobiotix were reduced in consideration of this amendment, while facilitating the Company’s path to sustainable cash flow through significant potential milestone payments over the next few years.
Total expected payments under the agreement related to the Janssen Agreement is adjusted from approximately $2.7 billion to approximately $2.6 billion:
•Revisions to potential future milestone payments in the amendment total $105 million while maintaining eligibility to hundreds of millions potential milestone payments related to the first two programs (cisplatin-ineligible head and neck cancer and stage 3 unresectable lung cancer) in the next 2-3 years ,
•Beyond the hundreds of millions of potential milestone payments in the next 2-3 years for the first two programs to the extent JNJ-1900 (NBTXR3) will hit the related milestone events, the remainder of the $2.6 billion is related to medium-to-long-term potential development, regulatory, and sales milestones for the first two programs and potential payments for new indications that may be developed by Janssen, and
•There are no changes to the potential $220 million per new indication that may be developed by the Company, and potential royalties expected from commercial sales of JNJ-1900 (NBTXR3) remain in the low 10s to low 20s. Potential payments for new indications that may be developed by the Company are in addition to the $2.6 billion deal value, next to potential related royalties.
At the end of 2025, Nanobiotix has completed the transfer of the global sponsorship of Phase 3 study evaluating JNJ-1900 (NBTXR3) for patients with locally advanced head and neck cancer who are ineligible for cisplatin (NANORAY-312) in the majority of regions, along with the transfer of full operational control of the Phase 3 study to Janssen. The regulatory transfer process is still ongoing in Philippines and expected to be finalized by third quarter of 2026.
The amendment letter provides that Janssen will ultimately assume nearly all remaining costs for the ongoing pivotal Phase 3 trial through completion, except for a limited portion of costs that will continue to be covered by the Company.
This amendment aimed to improve the Company’s short-term cash runway by:
•reducing its obligation to make payments that were probable in the short term for the ongoing NANORAY-312 Phase 3 pivotal trial development costs; and

•revising potential future milestone payments for a total of $105 million under both the Janssen Agreement and the Asia Licensing Agreement,
This amendment letter has been considered and accounted for as a contract modification under IFRS 15, which modifies the remaining transaction prices of both Janssen Agreement and Asia Licensing Agreement, originally treated as separate contracts for IFRS 15 purposes. As there are price interdependencies between the two effects of the amendment as described above, the contract modification has been applied to both agreements.
The amendment does not change the scope of the initial contracts but the overall impact of the contract modification is a significant increase in the remaining constrained transaction price of the combined agreements (Janssen Agreement and Asia Licensing Agreement) while the constraint continues to apply to milestone payments.
The net positive impact on the constrained transaction price on the Janssen Agreement was recognized as a cumulative catch-up adjustment, as the remaining goods or services under the license agreement are not distinct. As a result, revenues for the year ended December 31, 2025, included a one-time revenue recognition positive impact of €21.8 million, directly attributable to the contract modification as described above.
In accordance with IFRS 15, the funding obligation towards Janssen was reduced. See Note 14.4 – Refund liabilities.
The combined effects of the amendment on the two license agreements resulted also in the allocation of €18.1 million of the constrained transaction price to the Asia Licensing Agreement, which was recognized as the related contract liability since the delivery of the related performance obligation has not yet commenced. See Note 14.3 – Deferred income and Contract liabilities.

Application of IFRS rules to the Asia Licensing Agreement

In May 2021, the Company executed the Asia Licensing Agreement, pursuant to which LianBio received an exclusive right to develop and commercialize JNJ-1900 (NBTXR3) in China and other east Asian countries. Under the Asia Licensing Agreement, the Company remains responsible for the manufacturing of the licensed products. The Company is not required to transfer manufacturing know-how, unless the Company, at any time following a change of control of the Company, fails to provide at least 80% of LianBio's requirements for licensed products in a given calendar year. Pursuant to the Asia Licensing Agreement, the parties will collaborate on the development of JNJ-1900 (NBTXR3) and LianBio would participate in global Phase 3 registrational studies, for several indications, by enrolling patients in China.
The Company received in June 2021 a non-refundable upfront payment of $20 million from LianBio. In addition, the Company may receive up to $205 million in potential additional payments upon the achievement of certain development and sales milestones, as well as tiered, low double-digit royalties based on net sales of JNJ-1900 (NBTXR3) in the licensed territories thereunder. The Company is also entitled to receive payments for development and commercial vials ordered by LianBio and supplied by the Company.
The license to commercialize a product candidate, ongoing transfer of unspecified know-how related to development and commercialization and the supply services (for commercial products) are in the scope of IFRS 15, as they are an output of the Company’s ordinary activities. For IFRS 15 purpose, it was determined that the license is not distinct from the commercial manufacturing services because the customer cannot benefit from the license without the manufacturing services and such services are not available from third party-contract manufacturers. Accordingly, the license and commercial manufacturing services are treated as one single performance obligation which is recognized as manufacturing services are performed. Milestone payments linked to regulatory marketing approvals will be included in the transaction price only when and if the contingency is resolved and will be recognized as revenue when manufacturing services are provided. Sales-based milestone payments will be recognized when the sales thresholds are achieved. Royalties will be recognized when the underlying sales are made by the licensee.
The $20 million upfront payment received from LianBio in June 2021 has been recognized as a Contract Liability and will be recognized as revenue over the term of the arrangement, as manufacturing services (for commercial products) are provided.
The mutualization of development efforts leading to the regulatory marketing approvals are treated as a collaboration arrangement outside of the scope of IFRS 15. If any R&D cost incurred is eligible for partial reimbursement by the licensee, the corresponding recharge is recognized as Other Income. This includes the supply of products necessary to conduct the clinical trials, R&D cost incurred that is eligible for partial reimbursement by the licensee, that are recognized as Other Income. The related income is recognized respectively when the products are delivered to the licensee and when the eligible costs are incurred by LianBio.
Milestone payments linked to regulatory marketing approvals will be included in the transaction price only when and if the contingency is resolved and will be recognized to revenue as manufacturing services are provided. Sales-

based milestone payments will be recognized when the sales thresholds are achieved. Royalties will be recognized when the underlying sales are made by the licensee.
On May 9, 2022, the Company signed the clinical supply agreement with LianBio as defined in the license, development, and commercialization agreement. This agreement provides for the supply by the Company to LianBio of vials of JNJ-1900 (NBTXR3) and Cetuximab products for clinical trial development activities. For the year ended December 31, 2023, the Company billed the delivery of JNJ-1900 (NBTXR3) products and other clinical supplies billed to LianBio amounting to €334.3 thousand, recorded within Other Income as it relates to the non-IFRS 15 components of the agreement (the development collaboration). Subsequent to the novation agreement (see below), the Company billed the delivery of JNJ-1900 (NBTXR3) products and other clinical supplies to Janssen amounting to €237 thousand for the year ended December 31, 2024 in connection with the clinical supply agreement, but stopped the delivery of JNJ-1900 (NBTXR3) and other clinical supplies in 2025.
On June 30, 2023, the Company signed a Global Trial Clinical Agreement (“GTCA”) with LianBio in connection with the Asia Licensing Agreement. As contemplated by the Asia Licensing Agreement, LianBio shall participate in the global registrational Phase 3 trial “HNSCC 312” conducted by Nanobiotix, with regard to NANORAY-312 trials conducted within the licensed territories thereunder. According to the ‘GTCA’, LianBio is responsible for all internal and external costs incurred in connection with the study in the licensee territories as well as all external costs and expenses incurred by or on behalf of the Company for the global study.

In this context, for the year ended December 31, 2023, the Company billed the costs to LianBio for an amount of €1.6 million, recorded within Other Income as it relates to the non-IFRS 15 components of the agreement (the development collaboration). Subsequent to the novation agreement (see below), the Company billed the costs to Janssen amounting to €778 thousand, for the year ended December 31, 2024 in connection with the GTCA. For the year ended December 31, 2025, the costs related to the GTCA was not significant due to the transfer of the global sponsorship of NANORAY-312 study and related financial responsibility.

On December 22, 2023, the Company, LianBio and Janssen executed a novation agreement whereas all the rights and obligations of Asia Licensing Agreement, between the Company and LianBio, as well as other related agreements, were assigned from LianBio to Janssen. Whereas the Company analyzed that the rights and obligations of the original License Agreement were transferred without any alteration or modification, the Company concluded that as a result of the novation agreement, the original contract with LianBio was terminated while a new contract was entered onto with Janssen. As a result, the Company derecognized the original contract liability to LianBio, corresponding to the $20 million upfront payment received in 2021, and recognized a new contract liability to Janssen at its fair value, resulting in a loss of €1.6 million as of December 31, 2023.

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

On March 17, 2025 the Company and Janssen amended of the Global License Agreement As described above, the combined effects of the amendment on the two license agreements resulted in the allocation of €18.1 million of the constrained transaction price to the Asia Licensing Agreement, which was recognized as the related contract liability since the delivery of the related performance obligation has not yet commenced. See Note 14.3 – Deferred income and Contract liabilities.

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

Detail of revenues and other income
The following table summarizes the Company’s revenues and other income per category for the years ended December 31, 2025, 2024, and 2023.

	For the year ended December 31,
(in thousands of euros)	2025	2024	2023
Services	22,682	(17,534)	29,750
Other sales	6,961	5,924	308
Total revenues	29,643	(11,609)	30,058
Research tax credit	2,817	3,300	3,939
Subsidies	78	89	229
Other	55	1,029	1,981
Total other income	2,950	4,419	6,150
Total revenues and other income	32,593	(7,191)	36,207
Total Revenues
As of December 31, 2025, the total revenues reached €29.6 million, composed of:
(i) the line ‘Services’ amounting to €22.7 million, mainly includes:
•a one-off positive revenue impact amounting to €21.8 million directly attributable to the contract modification impact occurred during the first half of 2025 that counterbalances the negative revenue impact recognized in fiscal year 2024: the amendments signed during the last quarter of 2024 had significantly reduced the transaction price of the license agreement as the R&D service performance obligation was replaced with a funding obligation for the Company towards Janssen, while the amendment letter executed in March 2025 did not impact the scope of the Company's performance obligations but increased the remaining transaction price of the Global License Agreement with Janssen.
•other ‘Services’ revenue linked to technology transfer and technical assistance recharge to Janssen for €0.9 million.
(ii) €7.0 million of ‘Other Sales’ related to clinical product supplies to Janssen for the year ended December 31, 2025.

As of December 31, 2024, the total revenues reached a negative €11.6 million net amount, which is detailed below:

(i) a negative €17.5 million of net Services Revenue composed of:
•negative €23.4 million impact related to Janssen contract modification, recorded as per IFRS 15. The agreements signed with Janssen during the fourth quarter of 2024 (see Note 4.1 - Global License Agreement with Janssen Pharmaceutica NV), resulted in a contract modification replacing a performance obligation (providing R&D services) by an obligation to refund the NANORAY-312 remaining due study costs to Janssen. Under IFRS standards, the amount that will be refunded to Janssen is in substance a reduction in the scope of work and, concurrently, a material reduction in the transaction price. In the applied revenue recognition model, it is necessary to consider the highly probable considerations and refund at the closing date. This resulted in a negative transaction price that had to be recognized in its entirety as of December 31, 2024, irrespective of the actual percentage of completion of the performance obligation.
•partially offset by Janssen Agreement R&D Revenue recognised overtime for €4.0 million and by Services Revenue linked to technology transfer and technical assistance recharge to Janssen for €1.8 million

(ii) €5.9 million of ‘Other Sales’ related to clinical products supplies to Janssen for the year ended December 31, 2024.

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
Research Tax Credit
The research tax credit slightly decreased by €0.5 million, from €3.3 million to €2.8 million between 2024 and 2025, mainly driven by lower tax credit recognized in Nanobiotix Corp for €0.3 million and in Nanobiotix SA for €0.2 million, mainly driven by French regulatory changes effective in 2025, resulting in a decrease of eligible patent related costs and other eligible R&D operating expenses.
The research tax credit decreased from €3.9 million to €3.3 million between 2023 and 2024, mainly due to the exclusion of eligible expenses of a contract research organization related to the 312 study, further to the unavailability of CIR eligibility accreditation.
Subsidies
Subsidies include the Bpifrance Deep Tech Grant received by Curadigm SAS, €78 thousand for the year ended December 31, 2025, €89 thousand for the year ended December 31, 2024 and €229 thousand for the year ended December 31, 2023.
Other
The line item ‘Other’ mainly includes income for clinical supplies products sales and services recharge, in the framework of the clinical supply agreement signed in May 2022 with LianBio and of the GTCA signed in June 2023 with LianBio, down to €0.1 million for the year ended December 31, 2025, as compared to €1.0 million in 2024, and €2.0 million in 2023 (including catch-up impact of 2022), the decrease noted in 2025 being explained further to the transfer of the global sponsorship of NANORAY-312 study to Janssen.

Note 17. Operating expenses

Accounting policies
Leases included in the practical expedients under the IFRS 16 standard and used by the Company (low value asset and short-term leases) are recognized in operating expenses. Payments made for these leases are expensed, net of any incentives, on a straight-line basis over the contract term (see Note 23 - Commitments).
Accounting policies for research and development expenses are described in Note 5.

17.1. Research and development expenses

	For the year ended December 31,
(in thousands of euros)	2025	2024	2023
Purchases, sub-contracting and other expenses	(9,755)	(27,048)	(26,380)
Payroll costs (including share-based payments)	(12,206)	(12,345)	(10,721)
Depreciation, amortization and provision expenses(1)	(1,154)	(1,148)	(1,295)
Total research and development expenses	(23,115)	(40,541)	(38,396)
(1)see Note 17.4. Depreciation, amortization and provision expenses

Purchases, sub-contracting and other expenses

Purchases, sub-contracting and other expenses decreased by €17.3 million, or 63.8% for the year ended December 31, 2025 as compared with the same period in 2024. This reflects the removal of Nanobiotix’s funding obligation for NANORAY-312, following the signature of Amendment No1 to the Janssen Agreement signed on March 17, 2025 further to the transfer of sponsorship to Janssen. See Note 4.1 - Global License Agreement with Janssen Pharmaceutica NV

Purchases, sub-contracting and other expenses increased by €0.7 million, or 2.5% for the year ended December 31, 2024 as compared with the same period in 2023. This reflects the increase of clinical development activities, driven by our global Phase 3 clinical trial for elderly head and neck cancer patients ineligible for platinum-based (cisplatin) chemotherapy (NANORAY-312) and by the Phase 1 multi-cohort trial of RT-activated NBTXR3 followed by anti-PD-1 checkpoint inhibitors (Study 1100).

Payroll costs

Payroll costs slightly decreased by €0.1 million, or 1.1% for the year ended December 31, 2025 as compared with the same period in 2024. This variance is mainly due to the R&D team realignment in view of the NANORAY-312 sponsorship transition to our partner for €0.8 million, partially offset by higher bonus payments for €0.7 million.

Payroll costs had increased by 1.6 million, or 15.1% for the year ended December 31, 2024 as compared with the same period in 2023, mainly due to the recruitment of new positions (full-year payroll impact of Chief Medical Officer position in 2024 and new Director of Clinops).
As of December 31, 2025, the Company’s workforce amounted to 66 employees in research and development functions in comparison with the Company’s workforce of 77 employees in research and development functions as of December 31, 2024.
As of December 31, 2024, the Company’s workforce amounted to 77 employees in research and development functions in comparison with the Company’s workforce of 76 employees in research and development functions as of December 31, 2023.
As of December 31, 2023, the Company’s workforce amounted to 76 employees in research and development functions in comparison with the Company’s workforce of 74 employees in research and development functions as of December 31, 2022.
The impact of share-based payments (excluding employer’s contribution) on research and development expenses amounted to €0.6 million in 2025 as compared with €0.5 million in 2024 and €0.4 million in 2023.

17.2. Selling, General and Administrative (SG&A) expenses

	For the year ended December 31,
(in thousands of euros)	2025	2024	2023
Purchases, fees and other expenses	(7,996)	(8,073)	(9,889)
Payroll costs (including share-based payments)	(12,226)	(11,986)	(11,772)
Depreciation, amortization and provision expenses (1)	(138)	(467)	(387)
Total SG&A expenses	(20,360)	(20,527)	(22,049)
(1)see Note 17.4. Depreciation, amortization and provision expenses
Purchases, fees and other expenses
In 2025, purchases, fees and other expenses slightly decreased by €0.1 million, or 1% for the year ended December 31, 2025 as compared with the same period in 2024. This relative expense stability is mainly due to a close monitoring of corporate and administrative expenses which remained overall in line with prior year.

In 2024, purchases, fees and other expenses decreased by €1.8 million, or 18.4% for the year ended December 31, 2024 as compared with the same period in 2023. This variation is mainly due to one-off fees paid in 2023 to a financial adviser for €1.4 million and the €0.5 million legal fees related to the signature of the agreement with Janssen.

Payroll costs

Payroll costs slightly increased by €0.2 million or 2.0% for the year ended December 31, 2025 as compared with the same period in 2024, mainly driven by the higher bonus payment for €0.6 million and the full year impact of the employees recruited in 2024 and 2025 for €0.4 million, partially offset by the decrease of social charges on stock options for €0.8 million.
In 2024, payroll costs increased by €0.2 million or 1.8%, mainly driven by the recruitment of additional positions.

As of December 31, 2025, the Company’s workforce amounted to 31 employees in SG&A functions in comparison with the Company’s workforce of 31 employees in SG&A functions as of December 31, 2024.

As of December 31, 2024, the Company’s workforce amounted to 31 employees in SG&A functions in comparison with the Company’s workforce of 26 employees in SG&A functions as of December 31, 2023.
As of December 31, 2023, the Company’s workforce amounted to 26 employees in SG&A functions in comparison with the Company’s workforce of 28 employees in SG&A functions as of December 31, 2022.
The impact of share-based payments (excluding employer’s contribution) on SG&A expenses amounted to €3.0 million in 2025, as compared with €3.8 million in 2024 and €2.9 million in 2023.

17.3. Payroll costs

	For the year ended December 31,
(in thousands of euros)	2025	2024	2023
Wages and salaries	(14,234)	(13,726)	(13,621)
Payroll taxes	(6,579)	(6,242)	(5,585)
Share-based payments	(3,539)	(4,298)	(3,222)
Retirement benefit obligations	(80)	(65)	(65)
Total payroll costs	(24,432)	(24,331)	(22,493)
Full-Time Equivalent (FTE)	100	106	100
End-of-period employees (Headcount)	97	108	102
As of December 31, 2025, the Company’s workforce totaled 97 employees, compared with 108 as of December 31, 2024 and 102 as of December 31, 2023.
In 2025, wages, salaries and payroll tax costs, together, amounted to €20.8 million as compared with €20.0 million in 2024. This is mainly due to higher bonus payment for €1.3 million and the full year impact of the SG&A employees recruited in 2024 and 2025 for €0.4 million, and partially offset by the R&D team realignment in view of the NANORAY-312 sponsorship transition to our partner for €0.8 million and other variance for €0.1 million.
In 2024, wages, salaries and payroll costs, together, amounted to €20.0 million as compared with €19.2 million in 2023. This is mainly due to additional positions created during the year 2024.
In accordance with IFRS 2 – Share-based Payment, the share-based payment amount recognized in the statements of operations reflects the expense associated with rights vesting during the fiscal year under the Company's share-based compensation plans. The share-based payment expenses amounted to €3.5 million for the years ended December 31, 2025, as compared with €4.3 million as of December 31, 2024 and with €3.2 million as of December 31, 2023 (see Note 18 - Share-based payments).

17.4. Depreciation, amortization and provision expenses
Depreciation, amortization and provision expenses by function are detailed as follows:

	For the year ended December 31, 2025
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(4)	(1)	(5)
Amortization expense of tangible assets	(1,263)	(344)	(1,607)
Reversal of provision for disputes and charges	130	240	370
Provision for disputes and charges	(17)	(33)	(50)
Total depreciation, amortization and provision expenses (except IAS 19)	(1,154)	(138)	(1,292)
Total Provision for retirement benefit obligations (IAS 19) (1)	(53)	(26)	(80)
Total depreciation, amortization and provision expenses	(1,207)	(164)	(1,372)
(1) This line excludes financial IAS19 impact - Details of the provision for retirement benefit obligations are provided in note 11

	For the year ended December 31, 2024
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(3)	(1)	(4)
Amortization expense of tangible assets	(1,300)	(318)	(1,618)
Reversal of provision for disputes and charges	160	52	212
Provision for charges	(6)	(200)	(206)
Total depreciation, amortization and provision expenses (except IAS 19)	(1,148)	(467)	(1,616)
Provision for retirement benefit obligations (IAS 19)	(45)	(20)	(65)
Total Provision for retirement benefit obligations (IAS 19)	(45)	(20)	(65)
Total depreciation, amortization and provision expenses	(1,193)	(487)	(1,681)

	For the year ended December 31, 2023
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(1)	—	(1)
Amortization expense of tangible assets	(1,247)	(270)	(1,517)
Utilization of provision for disputes	—	—	—
Provision for charges	(47)	(116)	(163)
Reversal of provision for disputes	—	—	—
Total depreciation, amortization and provision expenses (except IAS 19)	(1,295)	(387)	(1,682)
Provision for retirement benefit obligations (IAS 19)	(42)	(24)	(65)
Total Provision for retirement benefit obligations (IAS 19)	(42)	(24)	(65)
Total depreciation, amortization and provision expenses	(1,337)	(411)	(1,747)

17.5. Other operating income and expenses

	For the year ended December 31,
(in thousands of euros)	2025	2024	2023
Other operating expenses	(21)	(136)	(2,542)
Other operating income	85	3	—
Total Other operating income and expenses	64	(134)	(2,542)
For the year ended December 31, 2025, the other operating income and expenses, amounting to €64 thousand net income, relate mainly to some employment termination indemnities expenses and other non‑significant items.

For the year ended December 31, 2024, the other operating expenses mainly relates to some employment termination indemnities for €129 thousand.

In 2023, the other operating expenses relates for :
(i) €0.7 million paid to a financial adviser pursuant to a termination and release of the service agreement signed in July 2023. See Note 23 - Commitments.
(ii) €1.6 million related to a contract loss further to the new Lianbio contract fair value accounting, pursuant to the assignment agreement, executed on December 22, 2023, whereby LianBio has assigned to Janssen LianBio’s exclusive rights to develop and commercialize potential first-in-class nanoradioenhancer NBTXR3 in China, South Korea, Singapore, and Thailand (see Note 16 - Revenues and other income)

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
Detail of share-based payments
The number of warrants and options outstanding on December 31, 2025 and their main characteristics, are detailed below:

Founders’ warrants

	Pre-2025 founders’ warrant plan
	BSPCE 2015-1	BSPCE 2015-03	BSPCE 2016 Ordinary	BSPCE 2016 Performance	BSPCE 2017 Ordinary	BSPCE 2017
Type of underlying asset	New shares	New shares	New shares	New shares	New shares	New shares
Number of founder’s warrants granted	71,650	53,050	126,400	129,250	117,650	80,000
Date of shareholders' resolution approving the plan	06/18/2014	06/18/2014	06/25/2015	06/25/2015	06/23/2016	06/23/2016
Grant date	02/10/2015	06/10/2015	02/02/2016	02/02/2016	01/07/2017	01/07/2017
Contractual expiration date	02/10/2025	06/10/2025	02/02/2026	02/02/2026	01/07/2027	01/07/2027
Grant price	—	—	—	—	—	—
Exercise price	€18.57	€20.28	€14.46	€14.46	€15.93	€15.93
Number of founders’ warrants as of December 31, 2025	—	—	66,850	55,200	94,050	80,000
Number of founders’ warrants exercised	—	—	30,300	42,900	3,000	—
Including founders’ warrants exercised during the period	—	—	29,967	42,900	3,000	—
Number of founders’ warrants lapsed or cancelled	71,650	53,050	29,250	31,150	20,600	—
Including founders’ warrants lapsed or cancelled during the period	67,750	27,350	—	—	—	—

Warrants (BSA)

	Pre-2025 warrant plans
	BSA 2015-1	BSA 2015-2 (a)	BSA 2018-2	BSA 2019-1	BSA 2020	BSA 2021 (a)
Type of underlying assets	New shares	New shares	New shares	New shares	New shares	New shares
Number of warrants granted	26,000	64,000	5,820	18,000	18,000	48,103
Date of shareholders' resolution approving the plan	06/18/2014	06/18/2014	05/23/2018	05/23/2018	04/11/2019	11/30/2020
Grant date	02/10/2015	06/25/2015	07/27/2018	03/29/2019	03/17/2020	04/20/2021
Contractual expiration date	02/10/2025	06/25/2025	07/27/2028	03/29/2029	03/17/2030	04/20/2031
Grant price	€4.87	€5.00	€2.36	€1.15	€0.29	€2.95
Exercise price	€17.67	€19.54	€16.10	€11.66	€6.59	€13.47
Number of warrants as of December 31, 2025	—	—	5,820	18,000	18,000	14,431
Number of warrants exercised	—	—	—	—	—	—
Including warrants exercised during the period	—	—	—	—	—	—
Number of warrants lapsed or cancelled	26,000	64,000	—	—	—	33,672
Including warrants lapsed or cancelled during the period	21,000	64,000	—	—	—	—

Stock options

	Pre-2025 stock option plans
	OSA 2016-1 P	OSA 2016-2	OSA 2017 O	OSA 2018	OSA 2019-1	OSA LLY 2019	OSA 2020	OSA 2021-04 O
Type of underlying asset	New shares	New shares	New shares	New shares	New shares	New shares	New shares	New shares
Number of options granted	6,400	4,000	3,500	62,000	37,500	500,000	407,972	143,200
Date of shareholders' resolution approving the plan	06/25/2015	06/23/2016	06/23/2016	06/14/2017	05/23/2018	04/11/2019	04/11/2019	11/30/2020
Grant date	02/02/2016	11/03/2016	01/07/2017	03/06/2018	03/29/2019	10/24/2019	03/11/2020	04/20/2021
Contractual expiration date	02/02/2026	11/03/2026	01/07/2027	03/06/2028	03/29/2029	10/24/2029	03/11/2030	04/20/2031
Grant price	—	—	—	—	—	—	—	—
Exercise price	€13.05	€14.26	€14.97	€12.87	€11.08	€6.41	€6.25	€13.74
Number of options as of December 31, 2025	400	4,000	500	50,000	24,750	500,000	306,807	38,532
Number of options exercised	—	—	—	—	—	—	53,900	—
Number of options as of Including options exercised during the period	—	—	—	—	—	—	53,900	—
Number of options lapsed or cancelled	6,000	—	3,000	12,000	12,750	—	47,265	104,668
Including options lapsed or cancelled during the period	—	—	—	—	—	—	8,000	—

	Pre-2025 stock option plans							2025 stock option plans
	OSA 2021-04 P	OSA 2021-06 O	OSA 2021-06 P	OSA 2022-06 O	OSA 2022-06 P	OSA 2023-01 O	OSA 2024-01 O	OSA 2025 - 01 O	OSA 2025 - 02 O
Type of underlying asset	New shares	New shares	New shares	New shares	New shares	New shares	New shares	New shares	New shares
Number of options granted	428,000	60,000	60,000	410,500	170,400	338,860	1,224,780	8,000	1,241,005
Date of shareholders' resolution approving the plan	11/30/2020	04/28/2021	04/28/2021	04/28/2021	11/30/2020	06/27/2023	05/23/2024	05/28/2024	05/28/2024
Grant date	04/20/2021	06/21/2021	06/21/2021	06/22/2022	06/22/2022	07/20/2023	05/23/2024	02/18/2025	05/16/2025
Contractual expiration date	04/20/2031	06/21/2031	06/21/2031	06/22/2032	06/22/2032	07/20/2033	05/23/2034	02/18/2035	05/16/2035
Grant price	—	—	—	—	—	—	—	—	—
Exercise price	€13.74	€12.99	€12.99	€4.16	€4.16	€5.00	€5.81	€3.36	€2.97
Number of options as of December 31, 2025	340,600	60,000	60,000	362,266	123,190	318,860	1,194,144	8,000	1,240,904
Number of options exercised	—	—	—	17,734	510	—	25,286	—	100
Number of options as of Including options exercised during the period	—	—	—	17,734	510	—	25,286	—	100
Number of options lapsed or cancelled	87,400	—	—	30,500	46,700	20,000	5,350	—	1
Including options lapsed or cancelled during the period	5,000	—	—	—	9,380	—	2,110	—	1
Free shares

	Pre-2025 free shares plan vested
	AGA 2023 - P1	AGA 2023 - P1
Type of underlying assets	New shares	New shares
Number of free shares granted	427,110	439,210
Date of shareholders' resolution approving the plan	06/27/2023	06/27/2023
Grant date	06/27/2023	06/27/2023
Grant price	—	—
Exercise price	—	—
Number of free shares as of December 31, 2025	—	—
Number of free shares exercised	392,060	417,760
Including free shares exercised during the period	392,060	417,760
Number of free shares lapsed or cancelled	35,050	21,450
Including free shares lapsed or cancelled during the period	400	5,700

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of December 31, 2025	296,100	56,251	4,632,953	—	4,985,304

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of December 31, 2024	467,067	141,251	3,512,302	815,920	4,936,540

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of December 31, 2023	557,367	151,251	2,336,175	1,127,296	4,172,089
The measurement methods used to estimate the fair value of stock options, warrants and free shares are described below:
•The exercise price is based on the share price at the grant date;
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
•Market-related performance conditions were directly included in the calculation of the fair value of the instruments.
The fair value of the warrants and options was measured using the Black-Scholes model.
The threshold of 500 patients enrolled in all our clinical studies was reached in December 2023.

BSPCE	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2025 (in thousands of euros)	Expense for the year ended 2024 (in thousands of euros)	Expense for the year ended 2023 (in thousands of euros)
BSPCE 2016 Ordinary	14.46	14.46	59% - 62% - 60%	5.5/6/6.5	0.32%	0.00%	1,080	—	—	—
BSPCE 2016 P	14.46	14.46	59%	5	0.19%	0.00%	1,212	—	—	18
BSPCE 2017 O	15.93	15.93	58% - 61% - 59%	5.5/6/6.5	0.23%	0.00%	1,000	—	—	—
BSPCE 2017 P	15.93	15.93	59%	5	0.11%	0.00%	622	—	—	—
BSPCE 2017	15.93	15.93	59%	5	0.11%	0.00%	627	—	—	—
BSPCE 2017 P	15.93	15.93	59%	5	0.11%	0.00%	94	—	—	—
Total BSPCE	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	—	—	18

BSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2025 (in thousands of euros)	Expense for the year ended 2024 (in thousands of euros)	Expense for the year ended 2023 (in thousands of euros)
BSA 2018-2	16.10	16.10	38%	4.8	0.7% - 0.1%	0.00%	1	—	—	—
BSA 2019-1	11.66	11.66	37%	9.8/9.9	0.16% - 0.50%	0.00%	24	—	—	—
BSA 2020	6.59	6.59	38%	10	(0.13)% - (0.07)%	0.00%	19	—	—	—
BSA 2021 (a)	13.47	13.47	39.10%	10	0.27%	0.00%	44	—	—	—
Total BSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	—	—	—

OSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2025 (in thousands of euros)	Expense for the year ended 2024 (in thousands of euros)	Expense for the year ended 2023 (in thousands of euros)
OSA 2016 O	13.05	13.05	59% - 62% - 60%	5.5 / 6 /6.5	0.32%	0.0%	117	—	—	—
OSA 2016 P	13.05	13.05	59%	5	0.19%	0.0%	69	—	—	—
OSA 2016-2	14.26	14.26	58% - 62% - 59%	5.5 / 6 /6.5	0.04%	0.0%	27	—	—	—
OSA 2017 O	15.93	14.97	58% - 61% - 59%	5.5 / 6 /6.5	0.23%	0.0%	31	—	—	—
OSA 2017 P	15.93	14.97	59%	5	0.11%	0.0%	35	—	—	—
OSA 2018	12.87	12.87	35%	5.5 / 6 /6.5	0.00%	0.0%	252	—	—	—
OSA 2019-1	11.08	11.08	38.1% / 37.4%	6 /6.5	0.103% / 0.149%	0.0%	140	—	—	—
OSA 2019 LLY	6.41	6.41	37%	10	0.40%	0.0%	252	—	—	—
OSA 2020	6.25	6.25	38%	10	0.31%	0.0%	939	—	—	13
OSA 2021-04 O	13.60	13.74	38.9% - 37.8% - 38.3%	5.5 / 6 /6.5	0.38%/ 0.33%/ 0.28%	0.0%	684	—	5	34
OSA 2021-04 P	13.60	13.74	39.10%	10	0.03%	0.0%	1,816	124	226	216
OSA 2021-06 O	12.20	12.99	39.2% / 37.9% / 38.1%	5.5 6 6.5	0.35% 0.30% 0.26%	0.0%	246	—	13	47
OSA 2021-06 P	12.20	12.99	39.10%	10	0.13%	0.0%	212	24	24	24
OSA 2022-06 O	3.68	4.16	42.06% 41.21% 40.65%	5.5 / 6/6.5	1.83% / 1.87% / 1.90%	0.0%	580	23	86	267
OSA 2022-06 P	3.68	4.16	40.08%	10	2.28%	0.0%	80	3	11	20
OSA 2023 - 01 O	6.75	5.00	45.07% - 44.11% - 43.41%	5.55 / 6 / 6.5	2.85% / 2.83% / 2.82%	0.0%	1,255	242	544	321
OSA 2024 - 01 O	5.19	5.81	53.30% / 51.9% / 50.7%	5.4 / 5.9 / 6.4	3.00% / 3.02% / 3.02%	0.0%	3,107	1,274	1,138	—
OSA 2025 - 01 O	3.65	3.36	47.18% / 47.43% / 47.57%	5.4 / 5.9 / 6.4	2.83% / 2.91% / 2.98%	0.0%	15	7	—	—
OSA 2025 - 02 O	3.74	2.97	47.56% / 47.32% / 47.43%	5.4 / 5.9 / 6.4	2.53% / 2.61% / 2.70%	0.0%	2,523	954	—	—
Total OSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2,652	2,047	941

AGA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended 2025 (in thousands of euros)	Expense for the year ended 2024 (in thousands of euros)	Expense for the year ended 2023 (in thousands of euros)
AGA 2021	13.60	0.00	n.a.	n.a.	0.63% 0.59%	0.00%	4,869	—	—	694
AGA 2022	3.68	0.00	n.a.	n.a.	0.95% 1.46%	0.00%	1,092	—	253	530
AGA 2023 - P1	4.87	0	n.a.	n.a.	3% 3.20%	0.00%	2,071	446	959	497
AGA 2023 - P2	4.87	0.00	n.a.	n.a.	3% 3.20%	0.00%	2,130	442	1,040	543
Total AGA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	888	2,252	2,264

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended December 31, 2025	—	—	2,652	888	3,540

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended December 31, 2024	—	—	2,047	2,252	4,298

(in thousands of euros)	BSPCE	BSA	OSA	AGA	Total
Expense for the year ended December 31, 2023	18	—	941	2,264	3,222

Note 19. Net financial income (loss)

	For the years ended December 31,
(in thousands of euros)	2025	2024	2023
Income from cash and cash equivalents	985	2,629	1,217
Foreign exchange gains	1,107	5,220	785
Total financial income	2,092	7,849	2,002
Interest cost	(10,265)	(7,916)	(7,779)
Net impact of accretion, discounting and catch-up on EIB loan	(480)	2,832	285
Lease debt interests	(130)	(170)	(203)
Other financial expense	(16)	—	—
Losses on fair value variation	—	—	(4,230)
Foreign exchange losses	(4,341)	(2,235)	(2,877)
Total financial expenses	(15,233)	(7,488)	(14,803)
Net financial income (loss)	(13,141)	361	(12,801)
Income from cash and cash equivalents
For the year ended December 31, 2025, financial income generated from short-term deposits amounted to €1.0 million compared to €2.6 million in 2024. This decrease of €1.6 million is primarily driven by a lower volume in short-term deposits over the period.
For the year ended December 31, 2024, financial income generated from short-term deposits amounted to €2.6 million, a significant increase compared to €1.2 million in 2023. This increase of €1.4 million is primarily driven by the optimization of cash management, allowing for a more efficient allocation of available liquidity.
Interest cost
For the year ended December 31, 2025, interest cost amounts to €10.3 million, mainly due to (i) interest costs on the EIB loan which consists of fixed and variable rate interests of €1.5 million and €7.2 million respectively, (ii) interest cost for the royalty financing amounts to €1.5 million, See Note 13.1. Details of financial liabilities.
For the year ended December 31, 2024, interest cost amounts to €7.9 million, mainly due to interest costs on the EIB loan (see Note 13.1. Details of financial liabilities) which consists of fixed and variable rate interests of €1.7 million and €6.1 million respectively.
For the year ended December 31, 2023, interest cost amounts to €7.8 million, mainly due to interest costs on the EIB loan (see Note 13.1. Details of financial liabilities) which consists of fixed and variable rate interests of €1.6 million and €5.9 million respectively.
Net impact of accretion and discounting and catch-up on EIB loan
For the year ended December 31, 2025, the P&L net negative impact of accretion and discounting on EIB loan of €0.5 million corresponding to :
(i) the increase in estimated debt outflows beyond 2024 - before discounting effect - resulting in a €10.4 million negative P&L effect, (ii) partially offset by €9.9 million of discounting positive effect due to the revised forecasts of net sales and the revised forecasts of the upfront and milestone payments related to the consideration of the license agreement signed with Janssen signed on July 7, 2023. (See Note 13 - Financial Liabilities).
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
Foreign exchange gains and losses
In 2025, the Company incurred net foreign exchange losses of €3.2 million, mainly related to the EUR conversion impact on short term deposits transactions in U.S. dollars.
In 2024, the Company incurred net foreign exchange gains of €3.0 million. The exchange gains are related to HSBC bank accounts denominated in U.S. dollars and favorable trends on the $/€ foreign exchange rate. Some increases in foreign exchange gains have been due to term deposits transactions in U.S. dollars.
In 2023, the Company had net foreign exchange losses of €2.1 million. Exchange losses relate to an HSBC bank account denominated in U.S . dollars, short-term USD deposits and on USD equity raise operations recorded in 2023.

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
Detail of income tax
For the year ended December 31, 2025, in accordance with the applicable legislation, the Company has €429.4 million of tax losses in France with an indefinite carryforward period, in comparison with €423 million and €367 million of tax losses with an indefinite carryforward period in France as of December 31, 2024 and 2023, respectively.The accumulated tax losses from Curadigm SAS and Curadigm Corp amounting to €4.9 million have been transferred to Nanobiotix SA in 2024 fiscal period, further to the merger and liquidation of these 2 affiliates.

For the year ended December 31, 2025, the U.S. affiliate generated a tax loss carryforwards of $0.3 million. As of December 31, 2024, the cumulative tax loss carryforwards for the U.S. entities have been completely offset against taxable income, as compared to $0.2 million as of December 31, 2023. The tax loss carryforwards that were generated before January 1, 2018 have an indefinite carryforward and may be applied to 100% of future taxable income; those generated after that date have an indefinite carryforward as well but may be applied to 80% of future taxable income. The tax loss carryforwards in the U.S. comply with the federal and each state’s Net Operating Loss (“NOL”) rules updated by the Tax Cuts and Jobs Act (“TCJA”) of 2017.

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

However, the enactment of the 'One Big Beautiful Bill Act' (OBBBA) in 2025 created a new Internal Revenue Code Section 174A, which reinstates the full deductibility of domestic R&D costs in the year paid or incurred, effective for tax years beginning after December 31, 2024. The OBBBA provides a specific relief for small business tax payers (defined as those with average annual gross receipts of $31 million or less). These entities may elect to apply the full deductibility of domestic R&D costs retroactively to taxable years beginning after December 31, 2021. This allows for the immediate conversion of previously capitalized R&D amounts into deductible expenses. For the fiscal year ended December 31, 2025, the company’s tax loss carryforwards remains based on the prior legislation. However, Nanobiotix Corp intends to file amended tax returns in 2026 for the 2022, 2023, and 2024 fiscal years to exercise these retroactive elections. This strategy is expected to result in higher Net Operating Losses (NOLs) available to offset future taxable income.

The following table reconciles the Company’s theoretical tax expense to its effective tax expense:

	For the year ended December 31,
(in thousands of euros)	2025	2024	2023
Net loss	(23,961)	(68,132)	(39,700)
Effective tax expense	3	101	120
Recurring loss before tax	(23,959)	(68,031)	(39,580)
Theoretical tax rate (statutory rate in France)	25.00%	25.00%	25.00%
Theoretical tax (benefit) expense	(5,990)	(17,008)	(9,895)
Share-based payment	885	1,074	805
Other permanent differences	(108)	195	(660)
Other non-taxable items (CIR)	(704)	(811)	(985)
Unrecognized deferred tax on timing differences and tax losses	5,920	16,651	10,854
Effective tax expense	3	101	120
Effective tax rate	0.0%	(0.1)%	(0.3)%

The cumulative net unrecognized deferred tax assets amounted to €121.6 million in 2025, including €111.0 million linked to accumulated net operating loss carryforwards at the end of 2025, in comparison with €110.9 million in 2024, including €105.9 million linked to accumulated net operating loss carryforwards at the end of 2024, and €95.0 million in 2023, including €91.8 million linked to accumulated net operating loss carryforwards at the end of 2023.
The deferred tax rate of the Company is unchanged at 25.8% in 2025 as compared to 2024 and in 2023.

Note 21. Segment reporting

In accordance with IFRS 8 – Operating Segments, reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Company’s Chief Executive Officer and Chairmen of the Executive Board and of the Supervisory Board) to allocate resources and to assess performance. The Company operates in a single operating segment: research and development in product candidates that harness principles of physics to transform cancer treatment. The positive net revenue, as disclosed in the ‘Note 16 - Revenue and other Income’, is exclusively recognized by the Company towards one principal customer, Janssen, located in Belgium. The assets, liabilities and operating loss realized are primarily located in France.

Note 22. Loss per share

Accounting policy
Loss per share is calculated by dividing the net loss due to shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.
The diluted loss per share is calculated by dividing the results by the weighted average number of common shares in circulation, increased by all dilutive potential common shares. The dilutive potential common shares include, in particular, the share subscription warrants, stock options, free shares, founder subscription warrants as detailed in Note 10 - Share Capital and Note 18 - Share-based payments.
Dilution is defined as a reduction of earnings per share or an increase of loss per share. When the exercise of outstanding share options and warrants decreases loss per share, they are considered to be anti-dilutive and excluded from the calculation of loss per share.

	For the year ended December 31,
	2025	2024	2023
Net loss for the period (in thousands of euros)	(23,961)	(68,132)	(39,700)
Weighted average number of shares	47,819,627	47,265,189	36,928,161
Basic loss per share (in euros)	(0.50)	(1.44)	(1.08)
Diluted loss per share (in euros)	(0.50)	(1.44)	(1.08)
Instruments providing deferred access to capital are considered to be anti-dilutive because they result in a decrease in the loss per share. Therefore, diluted loss per share is identical to basic loss per share as all equity instruments issued but not granted, representing as of December 31, 2025, 4,985,304 potential additional ordinary shares, have been considered antidilutive.

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
Following the 2025 EIB Amendment signed in October 2025, starting June 30, 2027, if for any quarter, the Company’s cash balance exceeds $150 million for a duration of sixty days, the full outstanding amount of PIK interest on the initial tranche (drawn in October 2018) will become due ninety days later, unless the initial tranche maturity date is earlier.

23.2. Obligations under the terms of the rental agreements part of the IFRS 16 exemptions

The obligations of the Company related to the leases falling under the practical expedients (leases related to low-value assets and short-term leases with automatic annual renewal) are as follow:
•One short term lease for an office by Nanobiotix Corp., of which the annual rent is $119 thousand; and
•Leases related to low-value assets for Nanobiotix S.A.’s printers, of which the annual rent is approximately €20 thousand.

23.3. Obligations related to the MD Anderson agreement

On December 21, 2018, the Company entered into a strategic collaboration agreement with MD Anderson Cancer Center, world prominent center of research, education, prevention and care for cancer patients, which was amended and restated in January 2020 and subsequently amended in June 2021. Pursuant to the MD Anderson Collaboration Agreement, the Company and MD Anderson established a large-scale, comprehensive JNJ-1900 (NBTXR3) clinical collaboration to improve the efficacy of radiotherapy for certain types of cancer. The collaboration initially is expected to support multiple clinical trials conducted by MD Anderson, as sponsor, with JNJ-1900 (NBTXR3) for use in treating several cancer types (including head and neck, pancreatic, and lung cancers). We expect to enroll approximately 312 patients in total across these clinical trials.
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
As of December 31, 2025, the Company recognized prepaid expenses for €1.1 million, as compared to €1.2 million for the previous period. Expenses are recorded during the course of the collaboration in the statement of consolidated operations, based on the patients enrolled during the relevant period.

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
PharmaEngine remains eligible to receive an additional payment of $5 million upon the second regulatory approval of JNJ-1900 (NBTXR3) in any jurisdiction of the world for any indication. The Company has also agreed to pay royalties to PharmaEngine at low single-digit royalty rates with respect to sales of JNJ-1900 (NBTXR3) in the Asia-Pacific region for a 10-year period beginning at the date of the first sales in the region. As of December 31, 2025, such triggering events have not occurred.

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

23.6. Commitments Received related to the master services agreement with Janssen dedicated to the clinical manufacturing of JNJ-1900 (NBTXR3)

On December 22, 2023, the Company entered into a master services agreement (“MSA”) with Janssen which includes the clinical manufacturing and the supply of products to be provided by the Company, as well as technical expertise and development services in the field of the territory, as defined in the global licensing, co-development, and commercialization agreement signed in July 2023.
Under this agreement, as of December 31, 2025, the Company already received purchase orders from Janssen (a) for the delivery of raw materials and JNJ-1900 (NBTXR3) clinical and technical batches planned to be delivered in 2026 amounting to €5.1 million and (b) for the technology transfer and related technical assistance services amounting to €1.5 million.

23.7 Commitments related to the Royalty Financing Agreement
Under this agreement, the Company has accounted for the obligation to pay to the Royalty Financing Bonds holders an amount equal to 175% of the aggregate subscription price (i.e., approximately $124 million, assuming the full $71 million subscription price is funded), considering that such payment is effective in full on or prior to December 31, 2030. However, the Company’s commitment would be increased to 250% if such payment would occur in full after December 31, 2030 (i.e., approximately $178 million, assuming the full $71 million subscription price is funded). (More details provided, including a sensitivity testing, in the Note 13.1 - Financial liabilities)

Note 24. Related parties

Key management personnel compensation
The compensation presented below, granted to the members of the Executive Board and Supervisory Board was recognized in expenses over the period shown:

	For the year ended December 31,
(in thousands of euros)	2025	2024	2023
Salaries, wages and benefits	2,542	2,272	1,735
Share-based payments	2,781	3,254	2,386
Supervisory Board’s fees	407	392	225
Total compensation to related parties	5,730	5,918	4,346
The methods used to measure share-based payments are presented in Note 18.
Related parties
As the exclusive and worldwide licensee of JNJ-1900 (NBTXR3), which is currently a core asset of Nanobiotix, Janssen may be deemed to possess significant influence in respect of some operating policy decisions as defined by IAS 24, but not control.

The parties mutually agreed in the fourth quarter of 2024 on the conditions of the transfer to an entity of the Johnson & Johnson group of the global sponsorship of the ongoing NANORAY-312 Phase 3 pivotal trial in head and neck cancer, in preparation for potential regulatory submission in the event of positive trial results, the foregoing resulting in the implementation of the Janssen TSA and the Janssen AAA.

At the end of 2025, the Company has completed such transfer of the global sponsorship in the majority of regions. Isolated countries with slower regulatory transfer process are due to be fully transferred by the first quarter of 2026.
During the fiscal year ended December 31, 2025, the group conducted transactions with Janssen (see Note 4.1. - Global License Agreement with Janssen Pharmaceutica NV and Note 16 - Revenues and other income). The payments between the two companies as well as the liabilities and receivables are as the table below :

	For the year ended December 31, 2025
(in thousands of euros)	Payments	Assets/(Liabilities)
Collection (Janssen towards Nanobiotix SA) / Receivables	13,196	2,136
Payments (Nanobiotix SA towards Janssen) / Payables	(5,486)	(5,431)
Total	7,710	(3,295)

	For the year ended December 31, 2024
(in thousands of euros)	Payments	Assets/(Liabilities)
Collection (Janssen towards Nanobiotix SA) / Receivables	24,978	2,974
Payments (Nanobiotix SA towards Janssen) / Payables	—	(35,990)
Total	24,978	(33,016)

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
None.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NANOBIOTIX S.A.

/s/ LAURENT LEVY
By:	Laurent Levy, Ph.D.
Title:	Chairman of the Executive Board

Date: March 31, 2026